Form 20-F
period 2006-12-31
Teekay Offshore Partners L.P.
filed 2007-04-19
CIK 1382298

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau,
Commonwealth of the Bahamas
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

9,800,000 Common Units
9,800,000 Subordinated Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]    Accelerated Filer [ ]   Non-Accelerated Filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

TEEKAY OFFSHORE PARTNERS L.P.
INDEX TO REPORT ON FORM 20-F

		Page
PART I.

Item 1.	Identity of Directors, Senior Management and Advisors	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information	5
Item 4.	Information on the Partnership	20
Item 4A.	Unresolved Staff Comments	Not applicable
Item 5.	Operating and Financial Review and Prospects	36
Item 6.	Directors, Senior Management and Employees	51
Item 7.	Major Unitholders and Related Party Transactions	55
Item 8.	Financial Information	59
Item 9.	The Offer and Listing	61
Item 10.	Additional Information	61
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	62
Item 12.	Description of Securities Other than Equity Securities	Not applicable

PART II.
Item 13.	Defaults, Dividend Arrearages and Delinquencies	63
Item 14.	Material Modifications to the Rights of Unitholders and Use of Proceeds	63
Item 15.	Controls and Procedures	63
Item 16A.	Audit Committee Financial Expert	63
Item 16B.	Code of Ethics	63
Item 16C.	Principal Accountant Fees and Services	64
Item 16D.	Exemptions from the Listing Standards for Audit Committees	64
Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers	64

PART III.

Item 17.	Financial Statements	Not applicable
Item 18.	Financial Statements	64
Item 19.	Exhibits	65
Signatures		66

PART I

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words "expect," "intend," "plan," "believe," "anticipate," "estimate" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our ability to make cash distributions on our units or any increases in the quarterly distributions;

•	our future financial condition or results of operations and future revenues and expenses;

•	global growth prospects of the offshore and tanker markets;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market;

•	the expected lifespan of a new shuttle tanker, floating storage and off-take (or FSO) unit and conventional tanker;

•	planned and estimated future capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major crude oil companies;

•	our ability to leverage to our advantage Teekay Shipping Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into fixed-rate time charters with customers;

•	obtaining offshore projects that we or Teekay Shipping Corporation bid on or have been awarded;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	expected pursuit of strategic opportunities, including the acquisition of vessels and expansion into new markets vessels;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self regulatory organization standards applicable to our business;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the anticipated taxation of our partnership and its subsidiaries, including our estimate of the percentage of our distributions that will constitute dividends;

•	Teekay Shipping Corporation increasing its ownership interest in Teekay Petrojarl (formally Petrojarl ASA);

•
the anticipated incremental general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Shipping Corporation and for reimbursements of fees and costs of our general partner; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, processing and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports.

Forward-looking statements in this Annual Report are necessarily estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should, be considered in light of various important factors, including those set forth in this Annual Report under Item 3. Key Information "Risk Factors”.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables present, in each case for the periods and as of the dates indicated, summary:

•	historical financial and operating data of Teekay Offshore Partners Predecessor (as defined below); and

•	financial and operating data of Teekay Offshore Partners L.P. and its subsidiaries (sometimes referred to as the Partnership, we or us) since its initial public offering on December 19, 2006.

Prior to the closing of the Partnership’s initial public offering of common units on December 19, 2006, Teekay Shipping Corporation transferred eight Aframax-class conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one FSO unit to Teekay Offshore Australia Trust. Teekay Shipping Corporation then transferred to Teekay Offshore Operating L.P. (or OPCO) all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc. (or Teekay Nordic), Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, which include the eight Aframax-class conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor.

The summary historical financial and operating data has been prepared on the following basis:

•
the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the years ended December 31, 2002 and 2003 are derived from the unaudited combined consolidated financial statements of Teekay Offshore Partners Predecessor;

•
the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the years ended December 31, 2004 and 2005 are derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor;

•
the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the period ended December 18, 2006 are derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor; and

•
the historical financial and operating data of Teekay Offshore Partners L.P. as at December 31, 2006 and for the period from December 19, 2006 to December 31, 2006 reflect its initial public offering and are derived from the audited consolidated financial statements of the Partnership.

Our initial public offering and certain other transactions that occurred during 2006 have affected our historical performance or will affect our future performance. As a result, the following tables should be read together with, and are qualified in their entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects," included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein, with respect to the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 aggregated as follows:

Year ended December 31, 2006
•	January 1 to December 18, 2006
•	December 19 to December 31, 2006

Year ended December 31, 2005
•	January 1 to December 31, 2005

Year ended December 31, 2004
•	January 1 to December 31, 2004

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

					Year Ended December 31, 2006
	Years Ended December 31,				January 1 to December 18,	December 19, to December 31,
	2002	2003	2004	2005	2006	2006
	(in thousands, except unit, per unit and fleet data)
Income Statement Data:
Voyage revenues	$156,745	$747,383	$986,504	$807,548	$684,766	$23,926
Operating expenses:
Voyage expenses (1)	8,894	146,893	118,819	74,543	91,321	3,102
Vessel operating expenses (2)	42,395	87,507	105,595	104,475	102,311	4,087
Time-charter hire expense	-	235,976	372,449	373,536	239,311	5,641
Depreciation and amortization	49,579	93,269	118,460	107,542	98,386	3,636
General and administrative	11,733	33,968	65,819	85,856	70,387	2,129
Vessel and equipment writedowns and (gain) loss on sale of vessels	-	63	(3,725)	2,820	(4,778)	-
Restructuring charge	-	-	-	955	832	-
Total operating expenses	112,601	597,676	777,417	749,727	597,770	18,595
Income from vessel operations	44,144	149,707	209,087	57,821	86,996	5,331
Interest expense	(28,136)	(46,872)	(43,957)	(39,791)	(67,225)	(2,200)
Interest income	549	1,278	2,459	4,605	5,167	191
Equity income from joint ventures	4,597	5,047	6,162	5,199	6,162	-
Gain (loss) on sale of marketable securities	(1,227)	517	94,222	-	-	-
Foreign currency exchange gain (loss) (3)	(35,121)	(17,821)	(37,910)	34,178	(66,574)	(131)
Income tax recovery (expense)	(8,116)	(30,035)	(28,188)	13,873	(2,672)	(99)
Other - net	1,313	4,455	14,064	9,091	8,360	309
Net income (loss) before non- controlling interest	(21,997)	66,276	215,939	84,976	(29,786)	3,401
Non-controlling interest	(1,212)	(2,763)	(2,167)	(229)	(3,777)	(2,553)
Net income (loss)	$(23,209)	$63,513	$213,772	$84,747	$(33,563)	$848
General partner’s interest in net income	$-	$-	$-	$-	$-	$17
Limited partners interest:
Net income (loss)	(23,209)	63,513	213,772	84,747	(33,563)	831
Net income (loss) per:
Common unit (basis and diluted) (4)	(1.84)	5.04	16,97	6.73	(2.66)	0.05
Subordinated unit (basis and diluted) (4)	(1.84)	5.04	16.97	6.73	(2.66)	0.04
Total unit (basis and diluted) (4)	(1.84)	5.04	16.97	6.73	(2.66)	0.04

Balance Sheet Data (at end of period):
Cash and marketable securities	$39,754	$160,957	$143,729	$128,986		$113,986
Vessels and equipment (5)	725,263	1,431,947	1,427,481	1,300,064		1,524,842
Total assets	1,002,452	2,037,855	2,040,642	1,884,017		2,041,321
Total debt (6)	673,074	1,354,392	1,210,998	991,855		1,320,303
Non-controlling interest	14,412	15,525	14,276	11,859		427,977
Total partners’/owner’s equity	262,835	529,794	659,212	740,379		138,942
Common units outstanding (4)	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000	9,800,000
Subordinated units outstanding (4)	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000

Cash Flow Data:
Net cash provided by (used in):
Operating activities(7)	$12,110	$227,297	$242,592	$152,687
Financing activities(7)	151,340	731,329	(69,710)	(201,554)
Investing activities(7)	(156,301)	(837,423)	(190,110)	34,124

Other Financial Data:
Net voyage revenues (8)	$147,851	$600,490	$867,685	$733,005	$593,445	$20,824
EBITDA (9)	62,073	232,411	401,918	213,602	129,553	6,592
Capital expenditures:
Expenditures for vessels and equipment	56,017	146,279	170,630	24,760	31,079	-
Expenditures for drydocking	9,038	11,980	9,174	8,906	31,255	-

Fleet data:
Average number of shuttle tankers (10)	11.1	30.5	37.9	35.8	33.9	36.0
Average number of conventional tankers(10)	7.0	27.4	40.7	41.2	22.0	10.0
Average number of FSO units (10)	2.0	2.2	3.0	3.0	3.0	3.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(3)
Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes, are revalued and reported based on the prevailing exchange rate at the end of the period. Prior to December 19, 2006, our primary source of foreign currency gains and losses were our Norwegian Kroner-denominated advances from affiliates. Prior to our initial public offering, the Predecessor settled its Norwegian Kroner-denominated advances from affiliates.

(4)
Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) allocated to our general partner’s interest from the issuance date of the units of December 19, 2006, by the weighted average number of units outstanding during the period. For periods prior to December 19, 2006, such units are deemed equal to the common and subordinated units received by Teekay Shipping Corporation in exchange for a 26.0% interest in OPCO.

(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on newbuildings.
(6)	Total debt includes long-term debt, capital lease obligations and advances from affiliates.
(7)	For the year ended December 31, 2006, cash flow data provided by (used in) operating activities, financing activities and investing activities was $155,710, ($223,720) and $53,010, respectively.
(8)
Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters, the charterer typically pays the voyage expenses, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If OPCO, as the shipowner, pays the voyage expenses, it typically passes the approximate amount of these expenses on to its customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call net voyage revenues, are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net voyage revenues with voyage revenues.

					Year Ended December 31, 2006
	Years Ended December 31,				January 1 to December 18,	December 19 to December 31,
	2002	2003	2004	2005	2006	2006

Voyage revenues	$156,745	$747,383	$986,504	$807,548	$684,766	$23,926
Voyage expenses	8,894	146,893	118,819	74,543	91,321	3,102
Net voyage revenues	$147,851	$600,490	$867,685	$733,005	$593,445	$20,824

(9)
EBITDA. Earnings before interest, taxes, depreciation and amortization is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

     Financial and operating performance. EBITDA assists our management and investors by increasing the comparability of the fundamental performance of OPCO and us from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring the ongoing financial and operational strength and health of OPCO and us in assessing whether to continue to hold common units.
     Liquidity. EBITDA allows us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from the existing capitalization of OPCO and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA provides a consistent measure of OPCO’s ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) OPCO’s proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to unitholders. Use of EBITDA as a liquidity measure also permits investors to assess the fundamental ability of OPCO and us to generate cash sufficient to meet cash needs, including distributions on our common units.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

					Year Ended December 31, 2006
	Years Ended December 31,				January 1 to December 18,	December 19 to December 31,
	2002	2003	2004	2005	2006	2006
Reconciliation of “EBITDA” to “Net income (loss)”:
Net income (loss)	$(23,209)	$63,513	$213,772	$84,747	$(33,563)	$848
Depreciation and amortization	49,579	93,269	118,460	107,542	98,386	3,636
Interest expense, net	27,587	45,594	41,498	35,186	62,058	2,009
Provision (benefit) for income taxes	8,116	30,035	28,188	(13,873)	2,672	99
EBITDA	$62,073	$232,411	$401,918	$213,602	$129,553	$6,592
Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$12,110	$227,297	$242,592	$152,687	$155,710	$-
Non-controlling interest	(1,212)	(2,763)	(2,167)	(229)	(3,777)	(2,553)
Expenditures for drydocking	9,038	11,980	9,174	8,906	31,255	-
Interest expense, net	27,587	45,594	41,498	35,186	62,058	2,009
Gain (loss) on sale of vessels	-	(63)	3,725	9,423	6,928	-
Gain (loss) on sale of marketable securities, net of writedowns	(1,227)	(4,393)	94,222	-	-	-
Loss on writedown of vessels and equipment	-	-	-	(12,243)	(2,150)	-
Write-off of capitalized loan costs	-	-	-	-	(2,790)	-
Equity income (net of dividends received)	2,849	(1,234)	(1,338)	2,449	160	-
Change in working capital	12,000	(10,602)	37,709	(22,951)	(54,078)	7,134
Foreign currency exchange gain (loss) and other, net	928	(33,405)	(23,497)	40,374	(63,763)	2
EBITDA	$62,073	$232,411	$401,918	$213,602	$129,553	$6,592

EBITDA also includes the following items:

					Year Ended December 31, 2006
	Years Ended December 31,				January 1 to December 18,	December 19 to December 31,
	2002	2003	2004	2005	2006	2006

Vessel and equipment writedowns and (gain) loss on sale of vessels	$-	$(63)	$3,725	$(2,820)	$4,778	$-
Gain (loss) on sale of marketable securities, net of writedowns	(1,227)	(4,393)	94,222	-	-	-
Foreign currency exchange gain (loss)	(35,121)	(17,821)	(37,910)	34,178	(66,574)	(131)
	$(36,348)	$(22,277)	$60,037	$31,358	$(61,796)	$(131)

(10)
Average number of ships consists of the average number of owned and chartered-in vessels that were in OPCO’s possession during a period (excluding the five vessels owned by OPCO’s 50%-owned joint ventures for periods prior to December 1, 2006). On December 1, 2006, the joint venture agreements for the five 50%-owned joint ventures were amended, resulting in the consolidation of these joint venture companies with OPCO in accordance with GAAP.

RISK FACTORS

Because our partnership interest in OPCO currently represents our only cash-generating asset, our cash flow depends completely on OPCO’s ability to make distributions to its partners, including us.

Our cash flow initially depends completely on OPCO’s distributions to us as one of its partners. The amount of cash OPCO can distribute to its partners principally depends upon the amount of cash it generates from its operations, which may fluctuate from quarter to quarter based on, among other things:

•  the rates it obtains from its charters and contracts of affreightment (whereby OPCO carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time);

•   the price and level of production of, and demand for, crude oil, particularly the level of production at the offshore oil fields OPCO services under contracts of affreightment;

•   the level of its operating costs, such as the cost of crews and insurance;

•   the number of off-hire days for its fleet and the timing of, and number of days required for, drydocking of its vessels;

•  the rates, if any, at which OPCO may be able to redeploy shuttle tankers in the spot market as conventional oil tankers during any periods of reduced or terminated oil production at fields serviced by contracts of affreightment;

•  delays in the delivery of any newbuildings or vessels undergoing conversion and the beginning of payments under charters relating to those vessels;

•   prevailing global and regional economic and political conditions;

•   currency exchange rate fluctuations; and

•   the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of its business.

The actual amount of cash OPCO will have available for distribution also will depend on other factors such as:

•   the level of capital expenditures it makes, including for maintaining vessels or converting existing vessels for other uses and complying with regulations;

•   its debt service requirements and restrictions on distributions contained in its debt instruments;

•   fluctuations in its working capital needs;

•   its ability to make working capital borrowings; and

•   the amount of any cash reserves, including reserves for future maintenance capital expenditures, working capital and other matters, established by the Board of Directors of our general partner.

OPCO’s limited partnership agreement provides that it will distribute its available cash to its partners on a quarterly basis. OPCO’s available cash includes cash on hand less any reserves that may be appropriate for operating its business. The amount of OPCO’s quarterly distributions, including the amount of cash reserves not distributed, will be determined by the Board of Directors of our general partner on our behalf.

The amount of cash OPCO generates from operations may differ materially from its profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, OPCO may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records net income.

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units or to increase distributions.

The source of our earnings and cash flow initially will consist exclusively of cash distributions from OPCO. Therefore, the amount of distributions we are able to make to our unitholders will fluctuate, initially, based on the level of distributions made by OPCO to its partners, including us, and, in the future, based on the level of distributions made by OPCO and any subsidiaries through which we later conduct operations. Neither OPCO nor any such operating subsidiaries may make quarterly distributions at a level that will permit us to make distributions to our common unitholders at the minimum quarterly distribution level or to increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if OPCO increases or decreases distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by OPCO to us.

Our ability to distribute to our unitholders any cash we may receive from OPCO or any future operating subsidiaries is or may be limited by a number of factors, including, among others:

•  interest expense and principal payments on any indebtedness we incur;

• restrictions on distributions contained in any of our current or future debt agreements;

• fees and expenses of us, our general partner, its affiliates or third parties we are required to reimburse or pay, including expenses we incur as a result of being a public company; and

• reserves our general partner believes are prudent for us to maintain for the proper conduct of our business or to provide for future distributions.

Many of these factors will reduce the amount of cash we may otherwise have available for distribution. We may not be able to pay distributions, and any distributions we do make may not be at or above our minimum quarterly distribution. The actual amount of cash that is available for distribution to our unitholders will depend on several factors, many of which are beyond the control of us or our general partner.

Our ability to grow may be adversely affected by our cash distribution policy. OPCO’s ability to meet its financial needs and grow may be adversely affected by its cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

OPCO’s cash distribution policy requires it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution by OPCO, the Board of Directors of our general partner, in making the determination on our behalf, will approve the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. OPCO also relies upon external financing sources, including commercial borrowings, to fund its capital expenditures. Accordingly, to the extent OPCO does not have sufficient cash reserves or is unable to obtain financing, its cash distribution policy may significantly impair its ability to meet its financial needs or to grow.

OPCO must make substantial capital expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

OPCO must make substantial capital expenditures to maintain, over the long term, the operating capacity of its fleet. We intend to expand our fleet through wholly owned subsidiaries, which would increase the level of our maintenance capital expenditures. Maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

• the cost of labor and materials;

• customer requirements;

• increases in fleet size or the cost of replacement vessels;

• governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

• competitive standards.

In addition, actual maintenance capital expenditures will vary significantly from quarter to quarter based on the number of vessels drydocked during that quarter. Significant maintenance capital expenditures will reduce the amount of cash OPCO has available to distribute to us and that we have available for distribution to our unitholders.

Our partnership agreement requires our general partner to deduct our estimated, rather than actual, maintenance capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our general partner at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.

We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for acquisitions of newbuilding vessels or for the conversion of existing vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.

We intend to make substantial capital expenditures to increase the size of our fleet. The total delivered cost for a shuttle tanker is approximately $60 to $150 million, an FSO unit is approximately $20 to $50 million and a floating production, storage and offloading (or FPSO) unit is approximately $100 million to $1.0 billion, although actual costs will vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

We and Teekay Shipping Corporation regularly evaluate and pursue opportunities to provide marine transportation services for new or expanding offshore projects. Teekay Shipping Corporation currently is seeking to provide transportation services for several offshore projects. Under an omnibus agreement that we have entered into, Teekay Shipping Corporation is required to offer to us, within 365 days of their deliveries, certain shuttle tankers, FSO units and FPSO units Teekay Shipping Corporation may acquire, including two shuttle tankers and one FSO unit currently being converted from conventional oil tankers or being upgraded by Teekay Shipping Corporation. Neither we nor Teekay Shipping Corporation may be awarded charters or contracts of affreightment relating to any of the projects we pursue or it pursues, and we may choose not to purchase the vessels Teekay Shipping Corporation is required to offer to us under the omnibus agreement. If we obtain from Teekay Shipping Corporation any offshore project, we will need to incur significant capital expenditures to build the offshore vessels needed to fulfill the project requirements. If we choose to purchase the shuttle tankers and FSO or FPSO units Teekay Shipping Corporation is required to offer to us, we plan to finance the cost either through internally generated funds, debt or equity financings or the issuance to it of equity securities.

We generally are required to make installment payments on newbuildings prior to their delivery. We typically must pay between 10% to 20% of the purchase price of a shuttle tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately three to four years from the order). If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest or minimum quarterly distributions we must make prior to generating cash from the operation of the newbuilding.

To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.

OPCO’s substantial debt levels may limit its or our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to you.

If we are awarded contracts for additional offshore projects, our consolidated debt and capital lease obligations may significantly increase. As at December 31, 2006, we and OPCO had the ability to incur additional debt, including approximately $315 million of borrowings available under OPCO’s revolving credit facilities, subject to limitations in the credit facilities. Our level of debt could have important consequences to us, including the following:

• our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

• we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

• our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

• our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Financing agreements containing operating and financial restrictions may restrict OPCO’s and our business and financing activities.

The operating and financial restrictions and covenants in OPCO’s financing arrangements and any future financing agreements for OPCO or us could adversely affect its and our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict OPCO’s or our ability to:

• incur or guarantee indebtedness;

• change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

• make dividends or distributions;
• make certain negative pledges and grant certain liens;

• sell, transfer, assign or convey assets;

• make certain investments; and

• enter into a new line of business.

In addition, OPCO’s credit facilities require OPCO to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines) of $75.0 million, with aggregate liquidity of not less than 5.0% of the total consolidated debt of OPCO and its subsidiaries. OPCO’s or our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond its or our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. Neither OPCO nor we might have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under OPCO’s credit facilities are secured by certain of its vessels, and if it is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Restrictions in OPCO’s debt agreements may prevent it or us from paying distributions.

The payment of principal and interest on OPCO’s debt will reduce cash available for distribution to us and on our units. In addition, OPCO’s financing agreements will prohibit the payment of distributions upon the occurrence of the following events, among others:

• failure to pay any principal, interest, fees, expenses or other amounts when due;

• failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

• breach or lapse of any insurance with respect to the vessels;

• breach of certain financial covenants;

• failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

• default under other indebtedness;

• bankruptcy or insolvency events;

• failure of any representation or warranty to be materially correct;

• a change of control, as defined in the applicable agreement; and

• a material adverse effect, as defined in the applicable agreement.

OPCO derives a substantial majority of its revenues from a limited number of customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

OPCO has derived, and we believe it will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Teekay Shipping Corporation and Statoil ASA accounted for approximately 21% and 27%, respectively, of consolidated voyage revenues during the year ended December 31, 2006, approximately 31% and 23%, respectively, of consolidated voyage revenues during 2005, and approximately 40% and 19%, respectively, of combined consolidated voyage revenues during 2004. No other customer accounted for 10% or more of revenues during any of these periods.

If OPCO loses a key customer, it may be unable to obtain replacement long-term charters or contracts of affreightment and may become subject, with respect to any shuttle tankers redeployed on conventional oil tanker trades, to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase the vessel, OPCO may be unable to acquire an adequate replacement vessel. Any replacement newbuilding would not generate revenues during its construction and OPCO may be unable to charter any replacement vessel on terms as favorable to it as those of the terminated charter.

The loss of any of OPCO’s significant customers could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We will depend on Teekay Shipping Corporation to assist us and OPCO in operating our businesses and competing in our markets.

We, OPCO and operating subsidiaries of OPCO have entered, and any future operating subsidiaries of us may enter, into various services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries will provide to us and OPCO all of our and OPCO's administrative services and to the operating subsidiaries substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services by the Teekay Shipping Corporation subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us, OPCO or its operating subsidiaries.

Our ability to compete for offshore oil marine transportation, processing and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships will depend largely on our ability to leverage our relationship with Teekay Shipping Corporation and its reputation and relationships in the shipping industry. If Teekay Shipping Corporation suffers material damage to its reputation or relationships, it may harm our or OPCO’s ability to:

•  renew existing charters and contracts of affreightment upon their expiration;

•  obtain new charters and contracts of affreightment;

•  successfully interact with shipyards during periods of shipyard construction constraints;

•  obtain financing on commercially acceptable terms; or

•  maintain satisfactory relationships with suppliers and other third parties.

If our or OPCO’s ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

OPCO's operating subsidiaries and any of our future operating subsidiaries may also contract with certain subsidiaries of Teekay Shipping Corporation for the Teekay Shipping Corporation subsidiaries to have newbuildings constructed or existing vessels converted on behalf of the operating subsidiaries and to incur the construction-related financing. The operating subsidiaries would purchase the vessels on or after delivery based on an agreed-upon price. OPCO's operating subsidiaries do not currently have this type of arrangement with Teekay Shipping Corporation or any of its affiliates.

Our growth depends on continued growth in demand for offshore oil transportation, processing and storage services.

Our growth strategy focuses on expansion in the shuttle tanker, FSO and FPSO sectors. Accordingly, our growth depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

•
decreases in the actual or projected price of oil, which could lead to a reduction in or termination of production of oil at certain fields we service or a reduction in exploration for or development of new offshore oil fields;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;
•	availability of new, alternative energy sources; and
•	negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth.

Reduced demand for offshore marine transportation, processing or storage services would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Because payments under OPCO’s contracts of affreightment are based on the volume of oil it transports, OPCO’s utilization of its shuttle tanker fleet and the success of its shuttle tanker business depends upon continued production from existing or new oil fields it services, which is beyond our or OPCO’s control and generally declines naturally over time. Any decrease in the volume of oil OPCO transports under contracts of affreightment could adversely affect our business and operating results.

A majority of OPCO’s shuttle tankers operate under contracts of affreightment. Payments under these contracts of affreightment are based upon the volume of oil OPCO transports, which depends upon the level of oil production at the fields OPCO services under the contracts. Oil production levels are affected by several factors, all of which are beyond our or OPCO’s control, including: geologic factors, including general declines in production that occur naturally over time; the rate of technical developments in extracting oil and related infrastructure and implementation costs; and operator decisions based on revenue compared to costs from continued operations. Factors that may affect an operator’s decision to initiate or continue production include: changes in oil prices; capital budget limitations; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; the quality of drilling prospects in the area; and regulatory changes. In addition, the volume of oil OPCO transports may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills or otherwise.

The rate of oil production at fields OPCO services may decline from existing or future levels, and may be terminated. If such a reduction or termination occurs, the spot market rates, if any, in the conventional oil tanker trades at which OPCO may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment, which would reduce its and our results of operations and ability to make cash distributions.

The duration of many of OPCO’s shuttle tanker and FSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, OPCO will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.

Many of OPCO’s shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates for any reason, OPCO no longer will generate revenue under the related contract. Other shuttle tanker and FSO contracts under which OPCO’s vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If OPCO is unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, its and our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of OPCO’s and our cash flow and ability to make cash distributions.

The results of OPCO’s shuttle tanker operations in the North Sea are subject to seasonal fluctuations.

Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is our primary existing offshore oil market, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the second and third quarters in this region compared with production in the first and fourth quarters. Because a significant portion of OPCO’s North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of these shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When OPCO redeploys affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for its North Sea shuttle tanker operations may be negatively affected as the rates in the conventional oil tanker markets at times may be lower than contract of affreightment rates. In addition, OPCO seeks to coordinate some of the general drydocking schedule of its fleet with this seasonality, which may result in lower revenues and increased drydocking expenses during the summer months.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into additional long-term, fixed-rate time charters and contracts of affreightment. The process of obtaining new long-term time charters and contracts of affreightment is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shuttle tanker, FSO and FPSO contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•	industry relationships and reputation for customer service and safety;
•	experience and quality of ship operations;
•	quality, experience and technical capability of the crew;
•	relationships with shipyards and the ability to get suitable berths;
•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing services for potential shuttle tanker, FSO and FPSO projects from a number of experienced companies, including state-sponsored entities. OPCO’s Aframax conventional tanker business also faces substantial competition from major oil companies, independent owners and operators and other sized tankers. Many of our competitors have significantly greater financial resources than do we, OPCO or Teekay Shipping Corporation, which also may compete with us. We anticipate that an increasing number of marine transportation companies — including many with strong reputations and extensive resources and experience — will enter the FSO and FPSO sectors. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Delays in deliveries of newbuilding vessels or of conversions of existing vessels could harm our operating results.

The delivery of any newbuildings or vessel conversions we may order could be delayed, which would delay our receipt of revenues under the charters or other contracts related to the vessels. In addition, under some charters we may enter into that are related to a newbuilding or conversion, if our delivery of the newbuilding or converted vessel to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for substantial liquidated damages.

The completion and delivery of newbuildings or vessel conversions could be delayed because of:

•	quality or engineering problems, the risk of which may be increased with FPSO units due to their technical complexity;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	work stoppages or other labor disturbances at the shipyard;
•	bankruptcy or other financial crisis of the shipbuilder;
•	a backlog of orders at the shipyard;
•	political or economic disturbances;
•	weather interference or catastrophic event, such as a major earthquake or fire;
•	requests for changes to the original vessel specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	inability to finance the construction or conversion of the vessels; or
•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

Charter rates for conventional oil tankers may fluctuate substantially over time and may be lower when we are or OPCO is attempting to recharter conventional oil tankers, which could adversely affect operating results. Any changes in charter rates for shuttle tankers or FSO or FPSO units could also adversely affect redeployment opportunities for those vessels.

Our ability to recharter OPCO's conventional oil tankers following expiration of existing time-charter contracts commencing in 2011 and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. There also exists some volatility in charter rates for shuttle tankers and FSO and FPSO units.

Six of OPCO's fixed-term charters and eleven contracts of affreightment (representing approximately 10% of OPCO's aggregate contract of affreightment volumes) are scheduled to expire prior to December 31, 2008. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, our earnings and cash flow under any new contracts could be adversely affected.

Over time, vessel values may fluctuate substantially and, if these values are lower at a time when we are or OPCO is attempting to dispose of vessels, we or OPCO may incur a loss.

Vessel values for shuttle tankers, conventional oil tankers and FSO and FPSO units can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in oil and energy markets;
•	a substantial or extended decline in demand for oil;
•	increases in the supply of vessel capacity; and
•
the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If a charter or contract of affreightment terminates, we or OPCO may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, may seek to dispose of them. Inability to dispose of vessels at a reasonable value could result in a loss on their sale and adversely affect our or OPCO’s results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes selectively acquiring existing shuttle tankers and FSO and FPSO units or businesses that own or operate these types of vessels. Historically, there have been very few purchases of existing vessels and businesses in the FSO and FPSO segments. Factors that may contribute to a limited number of acquisition opportunities for FSO units and FPSO units in the near term include the relatively small number of independent FSO and FPSO fleet owners. In addition, competition from other companies, many of which have significantly greater financial resources than do we or Teekay Shipping Corporation, could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or
•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our or OPCO’s business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our or OPCO’s services.

In addition, oil facilities, shipyards, vessels, pipelines and oil fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate the charters and impact the use of shuttle tankers under contracts of affreightment, which would harm our or OPCO’s cash flow and business.

Operations outside the United States expose us and OPCO to political, governmental and economic instability, which could harm our and its operations.

Because OPCO’s operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where it engages in business or where its vessels are registered. Any disruption caused by these factors could harm its or our business, including by reducing the levels of oil exploration, development and production activities in these areas. OPCO derives some of its revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. In addition, vessels trading in some of these regions have been subject, in limited instances, to piracy. Hostilities or other political instability in regions where OPCO operates or where we or OPCO may operate could have a material adverse effect on the growth of our or its business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our or OPCO’s business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

Marine transportation is inherently risky, particularly in the extreme conditions in which many of OPCO’s vessels operate. An incident involving significant loss of product or environmental contamination by any of its vessels could harm its and our reputation and business.

Vessels and their cargoes and oil production facilities OPCO services are at risk of being damaged or lost because of events such as:

• marine disasters;

• bad weather;

•  mechanical failures;

•  grounding, capsizing, fire, explosions and collisions;

•  piracy;

•  human error; and

•  war and terrorism.

OPCO’s shuttle tanker fleet primarily operates in the North Sea. Harsh weather conditions in this region (or other regions in which it operates or we or it in the future may operate) may increase the risk of collisions, oil spills, or mechanical failures.

An accident involving any of our or OPCO’s vessels could result in any of the following:

•  death or injury to persons, loss of property or damage to the environment and natural resources;

•  delays in the delivery of cargo;

•  loss of revenues from charters or contracts of affreightment;

•   liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system where the spill occurred;

•  governmental fines, penalties or restrictions on conducting business;

•  higher insurance rates; and

•  damage to our and OPCO’s reputation and customer relationships generally.

Any of these results could have a material adverse effect on our and OPCO’s business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced could suspend that service and result in loss of revenues.

Insurance may be insufficient to cover losses that may occur to our or OPCO’s property or result from our or its operations.

The operation of shuttle tankers, conventional oil tankers and FSO and FPSO units is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. In addition, substantially all of OPCO’s vessels are not insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to OPCO’s off-hire experience. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations OPCO or we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We or OPCO may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed the insurance coverage, which could harm our or OPCO’s business, financial condition and operating results. Any uninsured or underinsured loss could harm our or OPCO’s business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage.

We or OPCO may experience operational problems with vessels that reduce revenue and increase costs.

Shuttle tankers are complex and their operation is technically challenging. To the extent we acquire FPSO units, this complexity and challenge will increase. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our or OPCO’s business, financial condition and operating results.

The offshore shipping and storage industry is subject to substantial environmental and other regulations, which may significantly limit operations or increase expenses.

OPCO’s operations are affected by extensive and changing environmental protection laws and other regulations and international conventions, including those relating to equipping and operating offshore vessels and vessel safety. OPCO has incurred, and expects to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our or OPCO’s ability to do business or further increase costs, which could harm our or OPCO’s business. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. We may become subject to additional laws and regulations if we enter new markets or trades.

In addition to international regulations affecting oil tankers generally, countries having jurisdiction over North Sea areas also impose regulatory requirements applicable to operations in those areas. Operators of North Sea oil fields impose further requirements. As a result, OPCO must make significant expenditures for sophisticated equipment, reporting and redundancy systems on its shuttle tankers. Additional regulations and requirements may be adopted or imposed that could limit OPCO’s or our ability to do business or further increase the cost of doing business in the North Sea or other regions in which OPCO now or we or OPCO in the future may operate.

The United States Oil Pollution Act of 1990 (or OPA 90) also has increased expenses in the industry. OPA 90 provides for potentially unlimited joint, several, and strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages in U.S. waters, which include the U.S. territorial sea and the 200-nautical mile exclusive economic zone around the United States. OPA 90 applies to discharges of any oil from a vessel, including discharges of oil tanker cargoes and discharges of fuel and lubricants from an oil tanker. To comply with OPA 90, vessel owners generally incur increased costs in meeting additional maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining required insurance coverage. OPA 90 contains financial responsibility requirements for vessels operating in U.S. waters and requires vessel owners and operators to establish and maintain with the U.S. Coast Guard evidence of insurance or of qualification as a self-insurer or other acceptable evidence of financial responsibility sufficient to meet certain potential liabilities under OPA 90 and the U.S. Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA), which imposes similar liabilities upon owners, operators and bareboat charterers of vessels from which a discharge of “hazardous substances” (other than oil) occurs. Under OPA 90 and CERCLA, owners, operators and bareboat charterers are jointly and severally strictly liable for costs of cleanup and damages resulting from a discharge or threatened discharge within U.S. waters. This means we and OPCO may be subject to liability even if not negligent or at fault. OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law.

Many states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. An oil spill or other event could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages. The potential for these releases could increase to the extent we increase our operations in U.S. waters.

In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on all vessels in the oil tanker markets.

These requirements are likely to add incremental costs to our and OPCO’s operations and the failure to fulfill these requirements may affect the ability of our and OPCO’s vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where OPCO operates.

Our and OPCO’s business is indirectly affected by price controls, tax and accounting regimes and other regulations that apply to the oil industry generally and offshore exploration, development and production activities specifically. New regulations that restrict any of these activities could decrease demand for services and have a material adverse effect on our or OPCO’s business, financial condition and operating results.

Exposure to currency exchange rate fluctuations will result in fluctuations in cash flows and operating results.

OPCO currently is paid partly in Norwegian Kroners under two time-charters. In addition, we, OPCO and its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries provide to us and OPCO administrative services and to OPCO's operating subsidiaries managerial, operational and administrative services. Under the services agreements, Teekay Shipping Corporation is paid in U.S. dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroners. The Teekay Shipping Corporation subsidiaries are paid under the services agreements based on a fixed U.S. Dollar/Norwegian Kroner exchange rate until December 31, 2008. Thereafter, the exchange rate is not fixed, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.

Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of Teekay Shipping Corporation’s seafarers that crew certain OPCO vessels and Norwegian-based onshore operational staff that provide services to us, OPCO and its operating subsidiaries are employed under collective bargaining agreements. Teekay Shipping Corporation may be subject to additional labor agreements in the future. Teekay Shipping Corporation may be subject to labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff. Although these negotiations have not caused labor disruptions in the past, any future labor disruptions could harm our or OPCO’s operations and could have a material adverse effect on our or its business, results of operations and financial condition and ability to make cash distributions.

Teekay Shipping Corporation and its affiliates may engage in competition with OPCO and us.

Teekay Shipping Corporation and its affiliates may engage in competition with us. Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Shipping Corporation, Teekay LNG Partners L.P (NYSE: TGP). and their respective controlled affiliates (other than us, OPCO and its and our subsidiaries) generally will agree not to engage in, acquire or invest in any business that owns, operates or charters (a) dynamically-positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less than three years, excluding extension options), (b) FSO units or (c) FPSO units (collectively offshore vessels) without the consent of our general partner. The omnibus agreement, however, allows Teekay Shipping Corporation, Teekay LNG Partners L.P. and any of such controlled affiliates to:

•  own, operate and charter offshore vessels if the remaining duration of the time charter or contract of affreightment for the vessel, excluding any extension options, is less than three years;

•  own, operate and charter offshore vessels and related time charters or contracts of affreightment acquired as part of a business or package of assets and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the offshore vessels and related contracts, as determined in good faith by Teekay Shipping Corporation’s Board of Directors or the conflicts committee of the Board of Directors of Teekay LNG Partners’ general partner, as applicable; however, if at any time Teekay Shipping Corporation or Teekay LNG Partners completes such an acquisition, it must, within 365 days of the closing of the transaction, offer to sell the offshore vessels and related contracts to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation or Teekay LNG Partners that would be required to transfer the vessels and contracts to us separately from the acquired business or package of assets; or

•  own, operate and charter offshore vessels and related time charters and contracts of affreightment that relate to tender, bid or award for a proposed offshore project that Teekay Shipping Corporation or any of its subsidiaries has submitted or received hereafter submits or receives; however, at least 365 days after the delivery date of any such offshore vessel, Teekay Shipping Corporation must offer to sell the vessel and related time charter or contract of affreightment to us, with the vessel valued (a) for newbuildings originally contracted by Teekay Shipping Corporation, at its “fully-built-up cost” (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Shipping Corporation to acquire, construct and/or convert and bring such offshore vessel to the condition and location necessary for our intended use, plus project development costs for completed projects and projects that were not completed but, if completed, would have been subject to an offer to us) and (b) for any other vessels, Teekay Shipping Corporation’s cost to acquire a newbuilding from a third party or the fair market value of an existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the “fully-built-up cost” of converting the vessel prior to delivery to us.

If we decline the offer to purchase the offshore vessels and time charters described in the immediately preceding two bullet points, Teekay Shipping Corporation or Teekay LNG Partners, as applicable, may own and operate the offshore vessels, but may not expand that portion of its business.

In addition, pursuant to the omnibus agreement, Teekay Shipping Corporation, Teekay LNG Partners and any of their respective controlled affiliates (other than us, OPCO and its and our subsidiaries) may:

•  acquire, operate and charter offshore vessels and related time charters and contracts of affreightment if our general partner has previously advised Teekay Shipping Corporation or Teekay LNG Partners that our general partner’s Board of Directors has elected, with the approval of its conflicts committee, not to cause us or our controlled affiliates to acquire or operate the vessels and related time charters and contracts of affreightment;

• acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company engages in, acquires or invests in any business that owns or operates or charters offshore vessels and related time charters and contracts of affreightment;

•  provide ship management services relating to owning, operating or chartering offshore vessels and related time charters and contracts of affreightment; or

•  own a limited partner interest in OPCO or own shares of Teekay Petrojarl (formally Petrojarl ASA. And referred to herein as Petrojarl).

In addition, Petrojarl has the right to continue to own, operate and charter its four FPSOs and one shuttle tanker until such time, if ever, Teekay Shipping Corporation acquires 100% of Petrojarl. If that happens, Teekay Shipping Corporation will be required to offer to us certain of Petrojarl’s fleet and Petrojarl’s interests in its joint venture projects with Teekay Shipping corporation. As at December 31, 2006, Teekay Shipping Corporation owned 64.5% of Petrojarl.

If there is a change of control of Teekay Shipping Corporation or of the general partner of Teekay LNG Partners, the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our general partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.

Teekay Shipping Corporation indirectly owns the 2.0% general partner interest and a 57.75% limited partner interest in us and owns and controls our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Shipping Corporation. Furthermore, certain directors and officers of our general partner are directors or officers of affiliates of our general partner. Conflicts of interest may arise between Teekay Shipping Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•  neither our partnership agreement nor any other agreement requires Teekay Shipping Corporation or its affiliates (other than our general partner) to pursue a business strategy that favors us or utilizes our assets, and Teekay Shipping Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Teekay Shipping Corporation, which may be contrary to our interests;

•  the Chief Executive Officer and Chief Financial Officer and three of the directors of our general partner also serve as executive officers or directors of Teekay Shipping Corporation and the general partner of Teekay LNG Partners L.P.;

•  our general partner is allowed to take into account the interests of parties other than us, such as Teekay Shipping Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•  our general partner has limited its liability and reduced its fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders and unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in our partnership agreement;

•  our general partner determines the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•  in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period relating to our subordinated units held by Teekay Shipping Corporation;

•  our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•  our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•  our general partner intends to limit its liability regarding our contractual and other obligations;

•  our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80.0% of our common units;

•  our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•   our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Although we control OPCO through our ownership of its general partner, OPCO’s general partner owes fiduciary duties to OPCO and OPCO’s other partner, Teekay Shipping Corporation, which may conflict with the interests of us and our unitholders.

Conflicts of interest may arise as a result of the relationships between us and our unitholders, on the one hand, and OPCO, its general partner and its other limited partner, Teekay Shipping Corporation, on the other hand. Teekay Shipping Corporation owns a 74.0% limited partner interest in OPCO and controls our general partner, which appoints the directors of OPCO’s general partner. The directors and officers of OPCO’s general partner have fiduciary duties to manage OPCO in a manner beneficial to us, as such general partner’s owner. At the same time, OPCO’s general partner has a fiduciary duty to manage OPCO in a manner beneficial to OPCO’s limited partners, including Teekay Shipping Corporation. The Board of Directors of our general partner may resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not be in the best interest of us or our unitholders.

For example, conflicts of interest may arise in the following situations:

• the allocation of shared overhead expenses to OPCO and us;

• the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and OPCO or its subsidiaries, on the other hand;

• the determination and timing of the amount of cash to be distributed to OPCO’s partners and the amount of cash to be reserved for the future conduct of OPCO’s business;

• the decision as to whether OPCO should make asset or business acquisitions or dispositions, and on what terms;

• the determination or the amount and timing of OPCO’s capital expenditures;

• the determination of whether OPCO should use cash on hand, borrow or issue equity to raise cash to finance maintenance or expansion capital projects, repay indebtedness, meet working capital needs or otherwise; and

• any decision we make to engage in business activities independent of, or in competition with, OPCO.

The fiduciary duties of the officers and directors of our general partner may conflict with those of the officers and directors of OPCO’s general partner.

Our general partner’s officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our partners. However, the Chief Executive Officer and Chief Financial Officer and all of the non-independent directors of our general partner also serve as executive officers or directors of OPCO’s general partner and of Teekay Shipping Corporation and the general partner of Teekay LNG Partners L.P., and, as a result, have fiduciary duties, among others, to manage the business of OPCO in a manner beneficial to OPCO and its partners, including Teekay Shipping Corporation. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to OPCO, Teekay Shipping Corporation or Teekay LNG Partners L.P., on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.

Item 4. Information on the Partnership

A. Overview, History and Development

Overview and History

We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Shipping Corporation (NYSE:TK), a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and our controlled affiliates to pursue growth opportunities in this market. As of December 31, 2006, Teekay Shipping Corporation, which owned and controls our general partner, owned a 57.75% limited partner interest in us.

We own a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), which owns and operates the world’s largest fleet of shuttle tankers, in addition to floating storage and offtake (or FSO) units and double-hull conventional oil tankers. We control OPCO through our ownership of its general partner, and Teekay Shipping Corporation owns the remaining 74.0% interest in OPCO.

OPCO’s fleet currently consists of:

• Shuttle Tankers. OPCO has a fleet consisting of 36 vessels, 24 of which are owned fully or jointly and 12 of which are chartered-in. All of the shuttle tankers operate under contracts of affreightment for various offshore oil fields or under fixed-rate time charter or bareboat charter contracts for specific oil field installations. The majority of the contracts of affreightment volumes are life-of-field, which have a weighted-average remaining life of approximately 16 years. The time charters and bareboat charters have an average remaining contract term of approximately 6 years. As of December 31, 2006, our shuttle tankers, which had a total cargo capacity of approximately 4.4 million deadweight tonnes (or dwt), represented approximately 65% of the total tonnage of the world shuttle tanker fleet.

• FSO Units. OPCO has a fleet of four FSO units. All of the FSO units operate under fixed-rate contracts, with an average remaining term of approximately 5 years. As of December 31, 2006, our FSO units had a total cargo capacity of approximately 0.5 million dwt.

• Conventional Tankers. OPCO has a fleet of nine Aframax-class conventional crude oil tankers. The conventional tankers all have fixed-rate time charters with Teekay Shipping Corporation, with an average remaining term of approximately 8 years. As of December 31, 2006, our conventional tankers had a total cargo capacity of approximately 0.9 million dwt.

We are incorporated under the laws of the Republic of The Marshall Islands as Teekay Offshore Partners L.P. and maintain our principal executive headquarters at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, The Bahamas. Our telephone number at such address is (242) 502-8820. Our principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Our telephone number at such address is (604) 683-3529.

Potential Additional FPSO, FSO and Shuttle Tanker Projects

During October 2006, Teekay Shipping Corporation acquired a 64.5% interest in Petrojarl, an independent operator in the floating production storage and offloading (or FPSO) sector. Petrojarl is one of the largest independent FPSO operators and deployed the first FPSO in the North Sea in 1986. Pursuant to the omnibus agreement we entered into in connection with our initial public offering, Teekay Shipping Corporation is obligated to offer to us its interest in certain future FPSO and FSO projects.

We also have the opportunity to directly acquire three vessels from Teekay Shipping Corporation by the end of the second quarter of 2008. Pursuant to the omnibus agreement, Teekay Shipping Corporation is obligated to offer to us two shuttle tankers, each currently undergoing conversion from conventional oil tankers, and one FSO unit currently being upgraded. The two shuttle tankers will operate under 13-year bareboat charters with Petrobras and the FSO unit will operate under a 7-year time charter with a consortium of oil companies. If we elect to acquire any of these vessels, the purchase price will be the vessel’s fair market value as agreed by Teekay Shipping Corporation and the conflicts committee of our general partner’s Board of Directors, plus the cost of converting or upgrading the vessel prior to delivery. Teekay Shipping Corporation will be obligated to offer to us under the omnibus agreement certain other shuttle tankers, FPSO and FSO units it may acquire in the future. Please see Item 5- Major Unitholders and Related Party Transactions.

B. Business Overview

Shuttle Tanker Segment

A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea as an alternative to pipelines. The first cargo from an offshore field in the North Sea was shipped in 1977, and the first dynamically-positioned shuttle tankers were introduced in the early 1980s. Shuttle tankers are often described as “floating pipelines” because these vessels typically shuttle oil from offshore installations to onshore facilities in much the same way a pipeline would transport oil along the ocean floor.

Our shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts for a specific offshore oil field or under contracts of affreightment for various fields. The number of voyages performed under these contracts of affreightment normally depends upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel's manager. Technical sophistication of the vessel is especially important in harsh operating environments such as the North Sea. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers could be converted into shuttle tankers by adding specialized equipment to meet the requirements of the oil companies. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms.

As of December 31, 2006, there were approximately 65 vessels in the world shuttle tanker fleet (including newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Brazil, Canada, Russia and Africa. As of December 31, 2006, we owned 24 shuttle tankers and chartered-in an additional 12 shuttle tankers. Other shuttle tanker owners in the North Sea owned approximately two to ten shuttle tankers each as of December 31, 2006. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.

The following tables provide additional information about our shuttle tankers as of December 31, 2006:

Vessel	Capacity (dwt)	Built	Ownership	Positioning system	Operating Region	Contract Type (1)	Charterer	Remaining Term

Navion Hispania	126,700	1999	100%	DP2	North Sea	CoA	(10)	(11)
Navion Oceania	126,300	1999	100%	DP2	North Sea	CoA	(10)	(11)
Navion Anglia	126,300	1999	100%	DP2	North Sea	CoA	(10)	(11)
Navion Scandia	126,700	1998	100%	DP2	North Sea	CoA	(10)	(11)
Statoil Navion Britannia (2)	124,200	1998	100%	DP2	North Sea	CoA	(10)	(11)
Navion Norvegia (2)	130,600	1995	100%	DP	North Sea	CoA	(10)	(11)
Navion Europa (2)	130,300	1995	100%	DP	North Sea	CoA	(10)	(11)
Navion Clipper	78,200	1993	100%	DP	North Sea	CoA	(10)	(11)
Navion Fennia (2)	95,200	1992	100%	DP	North Sea	CoA	(10)	(11)
Grena	148,000	2003	In-chartered (until 2013) (3)	DP2	North Sea	CoA	(10)	(11)
Bertora	100,300	2001	In-chartered (until 2011) (3)	DP2	North Sea	CoA	(10)	(11)
Sallie Knutsen	153,600	1999	In-chartered (until 2015)	DP2	North Sea	CoA	(10)	(11)
Karen Knutsen	153,600	1999	In-chartered (until 2013)	DP2	North Sea	CoA	(10)	(11)
Elisabeth Knutsen (3)	124,700	1997	In-chartered (until 2007)	DP2	North Sea	CoA	(10)	(11)
Gerd Knutsen	146,200	1996	In-chartered (until 2008)	DP	North Sea	CoA	(10)	(11)
Aberdeen	87,000	1996	In-chartered (until 2007)	DP	North Sea	CoA	(10)	(11)
Randgrid (2)	124,500	1995	In-chartered (until 2014) (4)	DP	North Sea	CoA	(10)	(11)
Tordis Knutsen	123,800	1993	In-chartered (unit 2007)	DP	North Sea	CoA	(10)	(11)
Vigdis Knutsen	123,400	1993	In-chartered (until 2008)	DP	North Sea	CoA	(10)	(11)
Navion Akarita	107,200	1991	Lease (until 2012) (5)	DP	North Sea	CoA	(10)	(11)
Tove Knutsen (2)	106,300	1989	In-chartered (until 2007)	DP2	North Sea	CoA	(10)	(11)
Stena Sirita	127,400	1999	50% (7)	DP2	North Sea	Time charter	ExxonMobil (8)	3 years
Nordic Marita	103,900	1999	100%	DP	Brazil	Time charter	Petrobras	3 years
Stena Natalita	108,000	2001	50% (7)	DP2	North Sea	Time charter	ExxonMobil (8)	2 years
Stena Alexita	127,400	1998	50% (7)	DP2	North Sea	Time charter	ExxonMobil (8)	2 years
Nordic Svenita	106,500	1997	100%	DP	Brazil	Time charter	Petrobas	2 years
Nordic Savonita	108,100	1992	100%	DP	Brazil	Time charter	Petrobras	2 years
Nordic Torinita	106,800	1992	100%	DP2	North Sea	Time charter	Knutsen (8)	2 years
Basker Spirit	97,000	1992	100%	DP	Australia	Time charter	Anzon (8)	2 years
Navion Stavanger	147,500	2003	100%	DP2	Brazil	Bareboat	Petrobras (9)	13 years
Nordic Spirit	151,300	2001	100%	DP	Brazil	Bareboat	Petrobras (9)	12 years
Stena Spirit	151,300	2001	50% (7)	DP	Brazil	Bareboat	Petrobras (9)	12 years
Nordic Brasilia	151,300	2004	100%	DP	Brazil	Bareboat	Petrobras (9)	11 years
Nordic Rio	151,300	2004	50% (7)	DP	Brazil	Bareboat	Petrobras (9)	11 years
Petroatlantic	92,900	2003	100%	DP2	North Sea	Bareboat	Petrojarl (9)	3 years
Petronordic	92,900	2002	100%	DP2	North Sea	Bareboat	Petrojarl (9)	3 years
Total capacity	4,386,700
__________

(1)	“CoA” refers to contracts of affreightment.
(2)	The vessel is capable of loading from a submerged turret loading buoy.
(3)	OPCO has options to extend the time charter or purchase the vessel.
(4)
The time charter period is linked to the term of the transportation service agreement for the Heidrun field on the Norwegian continental shelf, which term is in turn linked to the production level at the field.

(5)	OPCO has options to extend the bareboat lease.
(6)	Not all of the contracts of affreightment customers utilize every ship in the contract of affreightment fleet.

(7)
Owned through a 50% joint venture. The parties share in the profits and losses of the joint venture in proportion to each party’s relative capital contributions. Teekay Shipping Corporation subsidiaries provide operational services for these vessels.

(8)	Charterer has an option to extend the time charter or bareboat charter.
(9)	Charterer has the right to purchase the vessel at end of the bareboat charter.
(10)	Charterers include Statoil, Chevron, Marathon Oil, Hess, Exxon-Mobil, NorskeHydro, Eni, Mongstad, Terminal, Draugen Transport BP, ConocoPhillips, Shell, Total, Talisman, DONG, Danoil, Denerco, Idemitsu, RWE Dea, Lundin, DNO (6).
(11)	Majority of volumes are life-of-field.

On the Norwegian continental shelf, regulations have been imposed on the operators of offshore fields related to vaporized crude oil that is formed and emitted during loading operations and which is commonly referred to as “VOC.” To assist the oil companies in their efforts to meet the regulations on VOC emissions from shuttle tankers, OPCO and Teekay Shipping Corporation have played an active role in establishing a unique co-operation among all of the approximately 26 owners of offshore fields in the Norwegian sector. The purpose of the co-operation is to implement VOC recovery systems on selected shuttle tankers and to ensure a high degree of VOC recovery at a minimum cost followed by joint reporting to the authorities. Currently, there are 12 VOC plants installed aboard shuttle tankers operated or owned by OPCO. The oil companies have engaged OPCO to undertake the day-to-day administration, technical follow-up and handling of payments through a dedicated clearing house function.

During 2006, approximately 73% of our net voyage revenues were earned by the vessels in the shuttle tanker segment, compared to approximately 61% in 2005 and 55% in 2004. Please read Item 5 - Operating and Financial Review and Prospects: Results of Operations.

Conventional Tanker Segment

Conventional oil tankers are used primarily for transcontinental seaborne transportation of oil. Conventional oil tankers are operated by both major oil companies (including state-owned companies) that generally operate captive fleets, and independent operators that charter out their vessels for voyage or time charter use. Most conventional oil tankers controlled by independent fleet operators are hired for one or a few voyages at a time at fluctuating market rates based on the existing tanker supply and demand. These charter rates are extremely sensitive to this balance of supply and demand, and small changes in tanker utilization have historically led to relatively large changes in short-term rates. Long-term, fixed-rate charters for crude oil transportation, such as those applicable to OPCO’s conventional tanker fleet, are less typical in the industry. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers.

Oil tanker demand is a function of several factors, including the location of oil production, refining and consumption and world oil demand and supply. Tanker demand is based on the amount of crude oil transported in tankers and the distance over which the oil is transported. The distance over which oil is transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption.

The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 dwt. Aframax tankers are the mid-size of the various primary oil tanker types, typically sized from 75,000 to 119,999 dwt. As of December 31, 2006, the world Aframax tanker fleet consisted of approximately 690 vessels, of which 546 crude tankers and 144 coated tankers are termed as conventional tankers. As of December 31, 2006, there were approximately 240 conventional Aframax newbuildings on order for delivery through 2010. Delivery of a vessel typically occurs within three to four years after ordering.

As of December 31, 2006, our conventional Aframax-class oil tankers had an average age of approximately 9.8 years, compared to the average age of 8.6 years for the world Aframax-class conventional tanker fleet. New Aframax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require the phase-out of double-hulled vessels by 25 years. All of our Aframax tankers are double-hulled.

Because all of the vessels in OPCO’s conventional Aframax fleet are subject to long-term, fixed-rate charters, we do not expect to compete for deployment of the Aframax vessels until the first charter is scheduled to end in December 2011. The shuttle tankers in OPCO’s contract of affreightment fleet may operate in the conventional spot market during downtime or maintenance periods for oil field installations or otherwise, which provides greater capacity utilization for the fleet.

The following table provides additional information about our conventional tankers as of December 31, 2006.

Vessel	Capacity (dwt)	Built	Ownership	Contract Type	Charterer	Remaining Term (1)
Kilimanjaro Spirit	115,000	2004	100%	Time charter	Teekay	12 years
Fuji Spirit	106,300	2003	100%	Time charter	Teekay	12 years
Hamane Spirit	105,200	1997	100%	Time charter	Teekay	9 years
Poul Spirit	105,300	1995	100%	Time charter	Teekay	8 years
Gotland Spirit	95,300	1995	100%	Time charter	Teekay	8 years
Torben Spirit	98,600	1994	100%	Time charter	Teekay	6 years
Scotia Spirit (2)	95,000	1992	100%	Time charter	Teekay	5 years
Leyte Spirit	98,700	1992	100%	Time charter	Teekay	5 years
Luzon Spirit	98,600	1992	100%	Time charter	Teekay	5 years
Total capacity	918,000
__________
(1)      Charterer has options to extend each time charter on an annual basis for a total of five years after the initial term. Charterer also has the right to purchase the vessel beginning on the third anniversary of the contract at a specified price.

(2)      This vessel has been equipped with FSO equipment and OPCO can end the charter upon 30-days notice if it has arranged an FSO project for the vessel.

During 2006, approximately 24% of our net voyage revenues were earned by the vessels in the conventional tanker segment, compared to approximately 36% in 2005 and 42% in 2004. Please read Item 5 - Operating and Financial Review and Prospects: Results of Operations.

FSO Segment

FSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity. An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and offtake systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive the cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. FSO units are usually conversions of older single-hull conventional oil tankers. These conversions, which include a loading and offtake system and hull refurbishment, can generally extend the lifespan of a vessel by up to 20 years over the normal conventional tanker lifespan of 25 years.

Our FSO units are generally placed on long-term, fixed-rate time charters or bareboat charters as an integrated part of the field development plan, and thus provide stable cash flow to us.

As of December 31, 2006, there were approximately 76 FSO units operating and five FSO units on order in the world fleet, and we had four FSO units. The major markets for FSO units are Asia, the Middle East, West Africa and the North Sea. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

The following table provides additional information about our FSO units as of December 31, 2006.

Vessel	Capacity (dwt)	Built	Ownership	Field name and location	Contract Type	Charterer	Remaining Term
Pattani Spirit	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay	8 years (1)
Nordic Apollo	126,900	1978	89%	Banff, U.K.	Bareboat	Teekay	8 years (2)
Navion Saga (3)	149,000	1991	100%	Volve, Norway	Time charter	Statoil	3 years (3)
Karratha Spirit	106,600	1988	100%	Legendre, Australia	Time charter	Woodside	1 year (4)
Total capacity	496,300
________

(1)      This vessel is on a back-to-back charter between Teekay and Unocol for a remaining term of eight years.

(2)      Charterer is required to charter the vessel for as long as a specified FPSO unit, the Petrojarl Banff, produces the Banff field in the North Sea, which could extend to 2014 depending on the field operator.

(3)      This vessel will be in drydock for FSO conversion and will trade in the spot conventional market before the FSO time charter begins, which is scheduled for the second quarter of 2007.

(4)      Charterer has option to extend the time charter after the initial fixed period.

During 2006, 2005 and 2004, approximately 3% of our net voyage revenues were earned by the vessels in the FSO segment. Please read Item 5 - Operating and Financial Review and Prospects: Results of Operations

Business Strategies

Our primary business objective is to increase distributions per unit by executing the following strategies:

• Expand global operations in high growth regions. As offshore exploration and production activity continues to accelerate worldwide, we will seek to continue to expand shuttle tanker and FSO unit operations into growing offshore markets such as Brazil and Australia. In addition, we intend to pursue opportunities in new markets such as Arctic Russia, Eastern Canada, the Gulf of Mexico, Asia and Africa.

• Pursue opportunities in the FPSO sector. We believe that Teekay Shipping Corporation’s acquisition of Petrojarl will enable us to competitively pursue FPSO projects anywhere in the world by combining Petrojarl’s engineering and operational expertise with Teekay Shipping Corporation’s global marketing organization and extensive customer and shipyard relationships.

• Acquire additional vessels on long-term fixed-rate contracts. We intend to continue acquiring shuttle tankers and FSO units with long-term contracts, rather than ordering vessels on a speculative basis, and we intend to follow this same practice in acquiring FPSO units. We believe this approach facilitates the financing of new vessels based on their anticipated future revenues and ensures that new vessels will be employed upon acquisition, which should stabilize cash flows. Additionally, we anticipate growing by acquiring additional limited partner interests in OPCO that Teekay Shipping Corporation may offer us in the future.

•  Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. Energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage OPCO’s and Teekay Shipping Corporation’s operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service by:

•  responsiveness, reliability, professionalism and integrity;

• adoption of responsible environmental practices and strict adherence to environmental regulations;

• dedication to safe operations; and

•  use of customer feedback and industry and internal performance measures to drive continuous improvements.

• Manage our conventional tanker fleet to provide stable cash flows. The terms for OPCO’s existing long-term conventional tanker charters are 5 to 12 years. We believe the fixed-rate time charters for these tankers will provide stable cash flows during their terms and a source of funding for expanding offshore operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in order to maximize returns on the conventional fleet while managing residual risk.

Competitive Strengths

We believe that we are well positioned to execute our business strategies because of the following competitive strengths:

• Leading position in the shuttle tanker sector. OPCO is the world’s largest owner and operator of shuttle tankers, as it owned or operated 36 of the 65 vessels in the world shuttle tanker fleet as at December 31, 2006. OPCO’s large fleet size ensures that it can provide comprehensive coverage of charterers’ requirements and provides opportunities to enhance the efficiency of operations and increase fleet utilization.

• Offshore operational expertise and enhanced growth opportunities through our relationship with Teekay Shipping Corporation. Teekay Shipping Corporation has achieved a global brand name in the shipping industry and the offshore market, developed an extensive network of long-standing relationships with major energy companies and earned a reputation for reliability, safety and excellence. Some benefits we expect to receive due to our relationship with Teekay Shipping Corporation include:

• access through services agreements to its comprehensive market intelligence and operational and technical sophistication gained from over 25 years of providing shuttle tanker services and FSO services to offshore energy customers. We believe this expertise will also assist us in successfully expanding into the FPSO sector through Teekay Shipping Corporation’s acquisition of Petrojarl and our rights to participate in certain FPSO projects under the omnibus agreement;

• access to Teekay Shipping Corporation’s general commercial and financial core competencies, practices and systems, which we believe enhances the efficiency and quality of operations;

• enhanced growth opportunities and added competitiveness in bidding for transportation requirements for offshore projects and in attracting and retaining long-term contracts throughout the world; and

• improved leverage with leading shipyards during periods of vessel production constraints, which are anticipated over the next few years, due to Teekay Shipping Corporation’s established relationships with these shipyards and the high number of newbuilding orders it places.

• Cash flow stability from contracts with leading energy companies. We benefit from stability in cash flows due to the long-term, fixed-rate contracts underlying most of OPCO’s business. OPCO is able to secure long-term contracts because its services are an integrated part of offshore oil field projects and a critical part of the logistics chain of the fields. Due to the integrated nature of OPCO’s services, the high cost of field development and the need for uninterrupted oil production, contractual relationships with customers with respect to any given field typically last until the field is no longer producing.

• Disciplined vessel acquisition strategy and successful project execution. OPCO’s fleet has been built through successful new project tenders and acquisitions, and this strategy has contributed significantly to its leading position in the shuttle tanker market. A significant portion of OPCO’s shuttle tanker fleet was established through the acquisition of Ugland Nordic Shipping AS in 2001 and Navion AS, Statoil ASA’s shipping subsidiary, in 2003. In addition, OPCO has increased the size of its fleet through customized shuttle tanker and FSO projects for major energy companies around the world.

• We have financial flexibility to pursue acquisitions and other expansion opportunities through additional debt borrowings and the issuance of additional partnership units. As of March 31, 2007, our existing revolving credit facilities provided us access to $328.0 million for working capital and acquisition purposes. We believe that borrowings available under our revolving credit facilities, access to other bank financing facilities and the debt capital markets, and our ability to issue additional partnership units will provide us with financial flexibility to pursue acquisition and expansion opportunities.

Customers

OPCO provides marine transportation and storage services to energy and oil service companies or their affiliates. OPCO’s most important customer measured by annual voyage revenue and excluding Teekay Shipping Corporation is Statoil ASA, which is Norway’s largest energy company and one of the world’s largest producers of crude oil. Statoil created the shuttle tanker industry beginning in the late 1970s and developed the current operating model in the North Sea. Statoil chose Teekay Shipping Corporation to purchase its shuttle tanker operation in 2003, and Teekay Shipping Corporation and OPCO continue to have a close working relationship with Statoil.

Teekay Shipping Corporation and Statoil ASA accounted for approximately 21% and 27%, respectively, of consolidated voyage revenues during the year ended December 31, 2006, approximately 31% and 23%, respectively, of consolidated voyage revenues during 2005, and approximately 40% and 19%, respectively, of combined consolidated voyage revenues during 2004. No other customer accounted for 10% or more of revenues during any of these periods.

Safety, Management of Ship Operations and Administration

Safety and environmental compliance are top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our and OPCO’s business and are committed to eliminating incidents that threaten safety and the integrity of the vessels. We are also committed to reducing emissions and waste generation.

Key performance indicators facilitate regular monitoring of OPCO’s operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed monthly to determine if remedial action is necessary to reach the targets.

Teekay Shipping Corporation, through certain of its subsidiaries, assists OPCO’s operating subsidiaries in managing their ship operations. Det Norske Veritas, the Norwegian classification society, has approved Teekay Shipping Corporations safety management system as complying with the International Safety Management Code (or ISM Code), and this system has been implemented for our Bahamian-flagged and Norwegian-flagged vessels. As part of Teekay Shipping Corporation’s ISM Code compliance, all of the vessels’ safety management certificates are being maintained through ongoing internal audits performed by Teekay Shipping Corporation’s certified internal auditors and intermediate external audits performed by Det Norske Veritas.

Teekay Shipping Corporation provides, through certain of its subsidiaries, expertise in various functions critical to the operations of OPCO’s operating subsidiaries. This affords a safe, efficient and cost-effective operation and, pursuant to administrative services agreements with certain subsidiaries of Teekay Shipping Corporation, access to human resources, financial and other administrative functions.

Critical ship management functions that certain subsidiaries of Teekay Shipping Corporation provide to OPCO’s operating subsidiaries through the Teekay Marine Services division located in various offices around the world include:

• vessel maintenance;

• crewing;

• purchasing;

• shipyard supervision;

• insurance; and

• financial management services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.

OPCO’s operating subsidiaries provide technical and voyage management services for their conventional Aframax tankers, but rely on certain subsidiaries of Teekay Shipping Corporation for substantially all other services.

In addition, Teekay Shipping Corporation’s day-to-day focus on cost control is applied to OPCO’s operations. In 2003, Teekay Shipping Corporation and two other shipping companies established a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals. Through arrangements with Teekay Shipping Corporation, OPCO and we benefit from this purchasing alliance.

We believe that the generally uniform design of some of OPCO’s vessels and the adoption of common equipment standards also results in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

Risk of Loss, Insurance and Risk Management

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs.

OPCO carries “hull and machinery” and “protection and indemnity” insurance coverage to protect against most of the accident-related risks involved in the conduct of its business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current available amount of OPCO’s coverage for pollution is $1 billion per vessel per incident. OPCO also carries insurance policies covering war risks (including piracy and terrorism).

Under bareboat charters, the customer is responsible to insure the vessel. We believe that current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of OPCO’s business and that it maintains appropriate levels of environmental damage and pollution coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we or OPCO will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Substantially all of OPCO’s vessels are not insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to OPCO’s off-hire experience.

We and OPCO use in our operations Teekay Shipping Corporation’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We believe we benefit from Teekay Shipping Corporation’s commitment to safety and environmental protection as certain of its subsidiaries assist us and OPCO in managing vessel operations.

Teekay Shipping Corporation has achieved certification under the standards reflected in International Standards Organization's (or ISO) 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001 for Occupational Health and Safety, and the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Classification, Audits and Inspections

All of OPCO’s shuttle tankers and conventional oil tankers have been certified as being “in-class” by their respective classification societies: American Bureau of Shipping Det Norske Veritas, Lloyd’s Register of Shipping or Nippon Kaiji Kyokai. Although FSO units and FPSO units generally are not classified by classification societies, each of OPCO's FSO units has been inspected and certified as ""in-class'' by their respective classification societies. Every “in-class” vessel’s hull and machinery is “classed” by a classification society. The classification society certifies that the vessel has been built and is maintained in accordance with the rules of that classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory, although for some vessels this latter certification is obtained directly from the relevant flag state authorities. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an Intermediate Survey) and the fourth or fifth annual inspection being the most comprehensive survey (a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel and resulting repairs. In-water surveys generally take vessels out of service for one day. Many of OPCO’s vessels have qualified with their respective classification societies for drydocking every four or five years in connection with the Special Survey and are no longer subject to the Intermediate Survey drydocking process. To qualify, the resiliency of the underwater coatings of each vessel was enhanced and the hull was marked to accommodate underwater inspections by divers.

In addition to classification inspections:

• the vessel’s flag state, or the vessel’s classification society if nominated by the flag state, inspect the vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory;

• port state control authorities, such as the U.S. Coast Guard and Australian Maritime Safety Authority, inspect some of the vessels; and

• many customers regularly inspect OPCO’s vessels as a condition to chartering, and regular inspections are standard practice under long-term charters.

In addition to third-party audits and inspections, the seafaring staff operating the vessels regularly inspect them and perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect the vessels at least twice a year for conformity with established criteria. Upon completion of each inspection, recommendations are made for improving the overall condition of the vessel and its maintenance, safety and crew welfare. All recommendations are monitored until they are completed.

Objectives in inspecting a vessel are to:

• ensure adherence to operating standards;

• maintain the structural integrity of the vessel;

• maintain machinery and equipment to give full reliability in service;

• optimize performance in terms of speed and fuel consumption; and

• ensure the vessel’s appearance will support the Teekay Shipping Corporation brand and meet customer expectations.

To achieve the vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” developed by Teekay Shipping Corporation. This system is designed to monitor the condition of the vessels closely and to ensure that structural strength and integrity are maintained throughout a vessel’s life.

Regulations

General

Our business and the operation of OPCO’s vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which its vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of the vessels. Additional conventions, laws and regulations may be adopted that could limit our or OPCO’s ability to do business or increase the cost of doing business and that may materially adversely affect operations. OPCO is required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to its operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels OPCO owns will depend on a number of factors, we believe that we and OPCO will be able to continue to obtain all permits, licenses and certificates material to the conduct of operations.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the oil tanker markets and will accelerate the scrapping of older vessels throughout these industries.

Regulation — International Maritime Organization (or IMO)

IMO regulations include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code, the International Convention on Prevention of Pollution from Ships (or the MARPOL Convention), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Load Lines of 1966. The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning (DP) systems, which would apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to OPCO’s operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the specific requirements for shuttle tankers, FSO units and FPSO units under the NPD (Norway) and HSE (United Kingdom) regulations, may subject OPCO to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s compliance with requirements of the ISM Code relating to the development and maintenance of an extensive “Safety Management System.” Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in OPCO’s fleet currently is ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding upon delivery.

ISPS was adopted in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in OPCO’s fleet currently complies with the requirements of ISPS and MTSA, and we expect all newbuildings to comply upon delivery.

Under IMO regulations an oil tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:

• is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

• commences a major conversion or has its keel laid on or after January 6, 1994; or

• completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective April 5, 2005, accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. All of OPCO’s shuttle and conventional oil tankers are double-hulled and were delivered after July 6, 1996, so those tankers will not be affected directly by these IMO regulations.

Shuttle Tanker, FSO Unit and FPSO Unit Regulation

OPCO’s shuttle tankers primarily operate in the North Sea. In addition to the regulations imposed by the IMO, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations of shuttle tankers, FSO units and FPSO units in those areas, including HSE in the United Kingdom and NPD in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on the shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit OPCO’s ability to do business or further increase the cost of doing business in the North Sea. In Brazil, Petrobras serves in a regulatory capacity and has adopted standards similar to those in the North Sea.

Environmental Regulations — The United States Oil Pollution Act of 1990 (or OPA 90)

OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

• natural resources damages and the related assessment costs;

• real and personal property damages;

•  net loss of taxes, royalties, rents, fees and other lost revenues;

•  lost profits or impairment of earning capacity due to property or natural resources damage;

• net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

• loss of subsistence use of natural resources.

OPA 90 limits the liability of responsible parties. Effective as of October 9, 2006, the limit for double-hulled tank vessels was increased to the greater of $1,900 per gross ton or $16 million per tanker that is over 3,000 gross tons per incident, subject to adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each vessel pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our and OPCO’s business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in United States waters must be built with double-hulls. All of OPCO’s existing shuttle tankers and conventional tankers are double-hulled.

In December 1994, the U.S. Coast Guard (or Coast Guard) implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the then existing OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA) liability limit of $300 per gross ton. The financial responsibility limits have not been increased to comport with the amended statutory limits of OPA. However, the Coast Guard has issued a notice of policy change indicating its intention to change the financial responsibility regulations accordingly. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.

The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. The Coast Guard has indicated that it intends to propose a rule that would increase the required amount of such COFRs to $2,200 per gross ton to reflect the higher limits on liability imposed by OPA 90, as described above.

The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. OPCO has complied with the Coast Guard regulations by obtaining financial guarantees from a third party. If other vessels in the fleet trade into the United States in the future, we expect that OPCO will obtain additional guarantees from third-party insurers or to provide guarantees through self-insurance.

OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. OPCO intends to comply with all applicable state regulations in the ports where its vessels call.

Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

• address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

• describe crew training and drills; and

•  identify a qualified individual with full authority to implement removal actions.

We have filed vessel response plans with the Coast Guard for the tankers we own and have received approval of such plans for all vessels in the fleet to operate in U.S. waters. In addition, OPCO conducts regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

OPA 90 allows U.S. state legislatures to pre-empt associated regulation if the state’s regulations are equal or more stringent. Several coastal states such as California, Washington and Alaska require state-specific COFR and vessel response plans.

CERCLA contains a similar liability regime to OPA 90, but applies to the discharge of “hazardous substances” rather than “oil.” Petroleum products should not be considered hazardous substances under CERCLA, but additives to oil might fall within its scope. CERCLA imposes strict joint and several liability upon the owner, operator or bareboat charterer of a vessel for cleanup costs and damages arising from a discharge of hazardous substances.

OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil aboard a vessel is an ultra-hazardous activity, which could result in strict liability for damages caused to injured parties even when neither we nor OPCO has acted negligently.

Environmental Regulation — Other Environmental Initiatives

Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.8 million plus approximately $960 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $137 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of bunkers as potential pollutants.

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the U.S. Environmental Protection Agency (or EPA) in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date.

Although the EPA may appeal this decision, if the exemption is repealed, we would be subject to the Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the costs of operating in the United States. For example, this ruling could: require the installation of equipment on our vessels to treat ballast water before it is discharged: require the implementation of other port facility disposal arrangements or procedures at potentially substantial cost and/or otherwise restrict OPCOs vessels traffic in U.S. waters.

In Norway, the Norwegian Pollution Control Authority requires the installation of VOC equipment on most shuttle tankers serving the Norwegian continental shelf. Oil companies bear the cost to install and operate the VOC equipment onboard the shuttle tankers.

C. Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2006.

D. Properties

Other than our vessels and VOC plants mentioned above, we do not have any material property.

E. Taxation of the Partnership

United States Taxation

This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (or the Code) as in effect on the date of this Annual Report, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Taxed as a Corporation. We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.

Taxation of Operating Income. We expect that substantially all of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter or bareboat charter income.

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) will be considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S.  Source Domestic Transportation Income) will be considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our and OPCO’s current operations, we expect substantially all of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, certain of our activities could give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, as well as give rise to U.S. Source Domestic Transportation Income, all of which could be subject to U.S. federal income taxation, unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch taxes or 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption) and it meets one of three ownership tests (or the Ownership Test) described in the Final Section 883 Regulations.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Ownership Test described in the Final Section 883 Regulations. We believe that we should satisfy the Ownership Test. However, the determination of whether we satisfy the Ownership Test at any given time depends upon a multitude of factors, including Teekay Shipping Corporation’s ownership of us, whether Teekay Shipping Corporation’s stock is publicly traded, the concentration of ownership of Teekay Shipping Corporation’s own stock and the satisfaction of various substantiation and documentation requirements. There can be no assurance that we will satisfy these requirements at any given time and thus that our U.S. Source International Shipping Income would be exempt from U.S. federal income taxation by reason of Section 883 in any of our taxable years.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed placed of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

U.S. Source Domestic Transportation Income generally is treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%). In addition, if we earn income that is treated as Effectively Connected Income, a 30.0% branch profits tax imposed under Section 884 of the Code generally would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions.

Marshall Islands Taxation

Because we and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by OPCO or other controlled affiliates to us are not subject to Marshall Islands taxation.

Norway Taxation

The following discussion is based upon the current tax laws of the Kingdom of Norway and regulations, the Norwegian tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this Annual Report and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Norwegian income tax considerations applicable to us.

Our Norwegian subsidiaries are subject to taxation in Norway on their income regardless of where the income is derived. The generally applicable Norwegian income tax rate is 28.0%.

Taxation of Norwegian Subsidiaries Engaged in Business Activities. All of our Norwegian subsidiaries are subject to normal Norwegian taxation. Generally, a Norwegian resident company is taxed on its income realized for tax purposes. The starting point for calculating taxable income is the company’s income as shown on its annual accounts, calculated under generally accepted accounting principles and as adjusted for tax purposes. Gross income will include capital gains, interest, dividends from certain corporations and foreign exchange gains.

The Norwegian companies also are taxed on any gains resulting from the sale of depreciable assets. The gain on these assets is taken into income for Norwegian tax purposes at a rate of 20.0% per year on a declining balance basis.

Norway does not allow consolidation of the income of companies in a corporate group for Norwegian tax purposes. However, a group of companies that is ultimately owned more than 90.0% by a single company can transfer its Norwegian taxable income to another Norwegian resident company in the group by making a transfer to the other company (this is referred to as making a “group contribution”). The ultimate parent in the corporate group can be a foreign company.

Group contributions are deductible for the contributing company for tax purposes and are included in the taxable income of the receiving company in the income year in which the contribution is made. Group contributions are subject to the same rules as dividend distributions under the Norwegian Companies Act. In other words, group contributions are restricted to the amount that is available to distribute as dividends for corporate law purposes.

Taxation of Dividends. Generally, dividends received by a Norwegian resident company are exempt from Norwegian taxation. The exemption does not apply to dividends from companies resident outside the European Economic Area if (a) the country of residence is a low-tax country or (b) the ownership of shares in the distributing company is considered to be a “portfolio investment” (i.e. less than 10.0% share ownership or less than two years continuous ownership period). Dividends not exempt from Norwegian taxation are subject to the general 28.0% income tax rate when received by the Norwegian resident company. We believe that dividends received by our Norwegian subsidiaries will not be subject to Norwegian tax.

Correction Income Tax. Our Norwegian subsidiaries may be subject to a tax, called correction income tax, on their dividend distributions. Norwegian correction tax is levied if a dividend distribution leads to the company’s balance sheet equity at year end being lower than the company’s paid-in share capital (including share premium), plus a calculated amount equal to 72.0% of the net positive temporary timing differences between the company’s book values and tax values.

As a result, correction tax is effectively levied if dividend distributions result in the company’s financial statement equity for accounting purposes being reduced below its equity calculated for tax purposes (i.e. when dividends are paid out of accounting earnings that have not been subject to taxation in Norway). In addition to dividend distributions, correction tax may also be levied on the partial liquidation of the share capital of the company or if the company makes group contributions that are in excess of taxable income for the year.

Taxation of Interest Paid by Norwegian Entities. Norway does not levy any tax or withholding tax on interest paid by a Norwegian resident company to a company that is not resident in Norway (provided that the interest rate and the debt/equity ratio are based on arms-length principles). Therefore, any interest paid by our Norwegian subsidiaries to companies that are not resident in Norway will not be subject to Norwegian withholding tax.

Taxation on Distributions by Norwegian Entities. Norway levies a 25.0% withholding tax on non-residents of Norway that receive dividends from a Norwegian resident company. However, if the recipient of the dividend is resident in a country that has an income tax treaty with Norway or that is a member of the European Economic Area, the Norwegian withholding tax may be reduced or eliminated. We believe that distributions by our Norwegian subsidiaries will be subject to a reduced amount of Norwegian withholding tax or not be subject to Norwegian withholding tax.

Luxembourg Taxation

The following discussion is based upon the current tax laws of Luxembourg and regulations, the Luxembourg tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this Annual Report and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Luxembourg income tax considerations applicable to us.

Our operating subsidiary, Teekay Offshore Partners L.P. owns all of the shares of Norsk Teekay Holdings Ltd. (or Norsk Teekay), a Marshall Islands company. Norsk Teekay owns all of the shares of Teekay European Holdings S.a.r.l. (or TEHS), a Luxembourg company. TEHS owns all of the shares of Teekay Netherlands European Holdings BV (or Teekay Netherlands), a Netherlands company.

TEHS was primarily capitalized with a discounted loan from Norsk Teekay (the proceeds of which TEHS used to purchase shares in Norsk Teekay, which were immediately then contributed to Teekay Netherlands), which we believe were compliant with the Luxembourg thin capitalization threshold and a fixed interest loan from OPCO. Its only significant assets are shares of Teekay Netherlands and a fixed interest loan to Navion Offshore Loading AS (or NOL).

TEHS is considered a Luxembourg resident company subject to taxation in Luxembourg on its income regardless of where the income is derived. The generally applicable Luxembourg income tax rate is approximately 30%.

Taxation of Interest Income. TEHS’ loans to NOL generate interest income. However, this interest income is substantially offset by interest expense on the loan made by OPCO to TEHS. Accordingly, at TEHS’ current level of indebtedness and provided that TEHS does not bear any foreign exchange risk, TEHS should earn a minimum level of net interest income equal to 0.09375% or less of the loan balance to NOL, an immaterial amount that will be subject to taxation in Luxembourg. The net interest income generated from the loans to NOL can also, to the extent the interest due on the discounted loan from Norsk Teekay exceeds any dividend income from Teekay Netherlands during the same year be offset by interest expense on TEHS’ discounted loan payable to Norsk Teekay. The deduction of interest expense on the discounted loan is subject to recapture in the future, as discussed below.

Taxation of Potential Foreign Currency Exchange Net Gain. TEHS holds it accounts in Euros, while the loan to NOL is denominated in Norwegian Kroners. Regardless whether they are realized or unrealized, foreign currency exchange gains are fully taxable in Luxembourg to the extent they are reflected in the accounts (under Luxembourg GAAP). Foreign currency exchange losses are in principle deductible from the taxable base of TEHS under the same conditions. We minimized such foreign exchange exposure by having the loan from OPCO also Norwegian Kroner denominated and with the exact same terms and conditions (same principal amount and same effective date and maturity save for a differential in the interest rates leading to the small net interest income noted above) as the loan to NOL. Accordingly, we believe that the foreign exchange net gain on the loan from OPCO and on the loan to NOL should be minimized in Luxembourg.

Taxation of Interest Payments. Luxembourg does not levy a withholding tax on interest paid to non-residents of Luxembourg, such as Norsk Teekay and OPCO, unless the interest represents a right to participate in profits of the interest-paying entity and the debt has certain other characteristics or the interest payment relates to the portion of debt used to acquire share capital, and the debt exceeds a Luxembourg “thin capitalization” threshold, or the interest rate is not regarded to be at arm’s length. We believe that the interest paid by TEHS on the types of loans made to it by Norsk Teekay and OPCO does not represent a right to participate in its profits and is consistent with Luxembourg transfer pricing rules. Furthermore, we have capitalized TEHS to meet the “thin capitalization” threshold. Accordingly, we believe that interest payments made by TEHS to Norsk Teekay and OPCO are not subject to Luxembourg withholding tax.

Taxation of Dividends and Capital Gains. Pursuant to Luxembourg law, dividends received by TEHS from Teekay Netherlands and capital gains realized on any disposal of shares of Teekay Netherlands generally are exempt from Luxembourg taxation if the following requirements are met:

• TEHS is a capital company resident in Luxembourg and fully subject to tax in this country;

• TEHS owns more than 10% of Teekay Netherlands, or alternatively, TEHS’ acquisition price for the shares of Teekay Netherlands equals or exceeds Euro 1.2 million for purposes of the dividend exemption or Euro 6.0 million for purposes of the capital gains exemption;

• At the time of the dividend or disposal of shares, TEHS has owned the shares for at least 12 months (or, alternatively in the case of dividends, TEHS commits to hold the shares for at least 12 months and in the case of capital gains, TEHS commits to continue to hold at least 10% of the shares of Teekay Netherlands for at least 12 months); and

•  Teekay Netherlands is a resident of the Netherlands for Dutch tax purposes and is covered by the European Union Parent-Subsidiary Directive.

TEHS meets the ownership threshold and has owned the shares in Teekay Netherlands for at least 12 months. In addition, assuming that Teekay Netherlands is a resident of the Netherlands for Dutch tax purposes and is fully subject to the Dutch general corporate tax regime (even if it has subsidiaries that may be subject to special shipping regimes), we believe that Teekay Netherlands is covered by the European Union Parent-Subsidiary Directive. Therefore, we believe that any dividend received on or any capital gain resulting from the disposition of the shares of Teekay Netherlands will be exempt from taxation in Luxembourg.

Notwithstanding this exemption, Luxembourg law does not permit the deduction of interest expense on loans used to purchase shares eligible for the dividend and capital gain exemption noted above, to the extent of the dividend received. Similarly, capital gains, although generally eligible for the exemption discussed above, are subject to Luxembourg taxation to the extent of any such related interest expense that has been deducted from TEHS’ taxable income (such as the net interest income on loans to NOL), in the year of disposal and for any previous year the shares have been held.

We intend to operate TEHS such that it will not dispose of its shares in Teekay Netherlands. Accordingly, we believe that TEHS will not be subject to Luxembourg dividend or capital gains taxation, and, even if it were, it would only be affected to the extent of the recapture of interest deductions discussed above.

Taxation of TEHS Dividends. Luxembourg levies a 20% withholding tax on dividends paid by a Luxembourg company to a non-EU resident, absent an Income Tax Treaty, which would apply to dividends paid by TEHS to Norsk Teekay. However, we currently do not expect to cause TEHS to pay dividends, but to distribute all of its available cash through the payment of interest and principal on its loans owing to Norsk Teekay and/or OPCO. In addition, under current Luxembourg tax rules, it is possible to releverage the Luxembourg operations with new debt, which would allow a new Luxco to continue to distribute all of its available cash through payments of interest and principal on the new debt.

Net Wealth Tax. Luxembourg companies are also subject to a net wealth tax, which normally is based on the company’s net asset value. Capital stock held by a company that qualifies for the dividend and capital gains exemption discussed above are excluded from net asset value in calculating this tax. Liabilities related to shareholdings excluded from the net wealth tax are not deductible from other assets subject to the net wealth tax. Furthermore, cash amounts held on January 1 with respect to the payments of interest or dividends to TEHS are subject to the net wealth tax. The cash balance on the last closed financial statements is generally used to determine the cash amount. Because the shares of Teekay Netherlands and the discounted loan from Norsk Teekay should be excluded from the net asset value according to the above, and taking into account that the loan to NOL should be offset by corresponding loan from OPCO, Luxco should be required to pay a nominal amount of Luxembourg net wealth tax.

Netherlands Taxation

The following discussion is based upon the current tax laws of the Kingdom of the Netherlands and regulations, the Dutch tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this Annual Report and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Dutch income tax considerations applicable to us.

Teekay Netherlands is capitalized solely with equity from TEHS. Its only significant asset are the shares of Norsk Teekay AS, which is an intermediate holding company and is the direct or indirect parent of various operating subsidiaries in Norway and Singapore, including Teekay Norway AS, NOL and Teekay Offshore Loading Pte Ltd.

Taxation of Dividends and Capital Gains. Pursuant to Dutch law, dividends received by Teekay Netherlands from Norsk Teekay AS and capital gains realized on any disposal of the shares of Norsk Teekay AS generally will be exempt from Dutch taxation (the participation exemption) if the following conditions are met:

• Teekay Netherlands is a shareholder of at least 5.0% of the par value of the paid up share capital of Norsk Teekay AS;

• Norsk Teekay AS is subject to Norwegian profits tax;

• the shares are not held as stock in trade; and

• the shares of Norsk Teekay AS are not held as a portfolio investment.

Since Norsk Teekay AS is an intermediate holding company that fulfills a key position between the activities of its parent companies and the activities of operational subsidiaries, the shares in Norsk Teekay AS are not deemed to be held as a portfolio investment. However, shares are deemed to be held as a portfolio investment if the subsidiary is mainly involved in passive group financing. If the activities of the subsidiaries of Teekay Netherlands consist mostly (more than 50.0%) of direct or indirect financing of related entities, or the financing of business assets of those entities, including providing for the use or right to use those assets, the shares of the subsidiaries will be considered a portfolio investment.

Teekay Netherlands meets the ownership threshold, and we currently expect that Teekay Netherlands will maintain its 100.0% ownership interest in Norsk Teekay AS for the foreseeable future. In addition, assuming that Norsk Teekay AS is a resident of Norway for Norwegian tax purposes, we expect Norsk Teekay AS to be fully subject to the Norwegian general corporate tax regime. In addition, we expect that the shares of Norsk Teekay AS will not be held as stock in trade or as a portfolio investment. Therefore, we believe that any dividend received on or any capital gain resulting from the disposition of the shares of Norsk Teekay AS should be exempt from taxation in the Netherlands.

Capital losses on a disposition of the shares of Norsk Teekay AS will not be tax deductible.

Taxation of Teekay Netherlands Dividends. In general, the Netherlands levies a 25.0% withholding tax on dividends paid by a Dutch company. The withholding tax is reduced to zero if the dividend is paid by Teekay Netherlands to TEHS, if TEHS meets the conditions of the European Union Parent-Subsidiary Directive. The Directive requires that TEHS hold at least 10.0% of the shares of Teekay Netherlands for at least one year before the dividend distribution. TEHS has owned the shares of Teekay Netherlands for at least 12 months. We currently expect that TEHS will maintain its 100.0% ownership interest in Teekay Netherlands for the foreseeable future. Therefore, we believe that Dutch withholding tax will not apply to dividends paid by Teekay Netherlands to TEHS. In addition, TEHS should not be liable to Dutch corporate income tax with regards to the dividends received.

2007 Tax Reform in the Netherlands. On November 28, 2006 the Dutch parliament passed the Corporate Income Tax 2007 Bill, which became effective on January 1, 2007. This new legislation affects the participation exemption. Under the new law, the requirements for the participation exemption include;

• Teekay Netherlands must be a shareholder of at least 5.0% of the par value of the paid up share capital of Norsk Teekay AS; and

•  the shares in Norsk Teekay AS must not be considered a portfolio investment in a company that is not subject to an adequate profit tax.

Whether or not a shareholder’s interest in a company is a “portfolio investment” is determined by the consolidated assets of that company. If the consolidated assets are predominantly free portfolio investments or consist predominantly of assets used for group financing activities, the shares would in principle be considered a portfolio investment. Accordingly, the assessment of the activities of the subsidiaries (active or passive) would remain very significant. If the “activities test” were not met, the participation exemption would not apply to that entity, unless the profits of the entity were subjected to an adequate profit tax. The taxation would be considered adequate if the profits are taxed against an effective tax rate of at least 10.0% over a taxable base determined according to Dutch standards.

Singapore Taxation

Taxation of Singapore Companies Operating Ships in International Traffic. TNOL was incorporated and is a tax resident in Singapore for Singapore tax purposes. We expect that TNOL will own and operate Singapore-registered ships as well as non-Singapore-registered ships. It will earn charter income from these ships which are expected to operate in international waters outside the limits of the port of Singapore.

Taxation of Charter Income from Non-Singapore-Registered Ships. In respect of the charter income that TNOL earns from its non-Singapore-registered ships, they are currently exempt from Singapore tax under a tax incentive being enjoyed by TNOL. TNOL was conferred the Singapore Approved International Shipping (or AIS) status with effect from January 1, 2005. The AIS status was granted for an initial period of 10 years subject to a review at the end of the fifth year to ensure that TNOL has complied with the qualifying conditions of the incentive. At the end of the first 10 years, TNOL can apply for a further 10-year extension of the incentive.

Under Section 13F of the Singapore Income Tax Act and the terms of the AIS incentive approval letter from the Maritime Port Authority of Singapore (or MPA) dated January 26, 2006, the types of income that would qualify for tax exemption include:

• charter hire/freight income from the operation of non-Singapore-registered vessels outside the limits of the port of Singapore;

• dividends from approved shipping subsidiaries;

• gains from the disposition of non-Singapore-registered ships for a period of 5 years from January 1, 2004 to December 13, 2008; and

•	foreign exchange, interest rate swaps and other derivative gains would be automatically regarded as tax exempt hedging gains for period of 5 years from January 1 2004 to December 31, 2008.

The AIS status awarded to TNOL is subject to TNOL meeting and continuing to meet the following conditions:

•  be a tax resident in Singapore;

• own and operate a significant fleet of ships;

•  implement the business plan agreed with the MPA at the time of application of the incentive or such other modified plans as approved by the MPA;

•  the company’s shipping operations should be controlled and managed in Singapore;

•  incur directly attributable business spending in Singapore an average of S$4 million a year or S$20 million over a 5 year period;

•	support and make significant use of Singapore’s trade infrastructure, such as banking, financial, business training, arbitration, and other ancillary services;

•  all ships chartered-in must be conducted on an arm's-length basis;

•  inform the MPA of any changes to its Group shareholdings and operations;

•  keep proper books and records and submit annual audited accounts to the MPA, together with an annual audited statement comparing the actual total business spending in Singapore against the projected amount within 3 months of their completion; and

•  disclose such information to and permit such inspection of its premises by the Singapore Government, as required.

TNOL intends to operate such that substantially all of its charter income will be exempt from Singapore tax under the AIS incentive. It also intends to operate and charter out all of its non-Singapore-registered ships in international waters outside the limits of the port of Singapore. On this basis, it expects that all of its income from the charter of its non-Singapore-registered ships should be exempt from Singapore tax under Section 13F of the Singapore Income Tax Act.

Taxation of Investment Income. Any investment income earned by TNOL would be subject to the normal corporate tax rules. With respect to the interest income earned from deposits placed outside Singapore, the interest will be taxable in Singapore at the prevailing corporate tax rate (currently 20.0%) when received or deemed received in Singapore.

Taxation of Ship Management Income. In addition to the above, since October 2006 TNOL has provided ship management services to related and third party companies. Income from such activities does not qualify for exemption under the AIS incentive. Accordingly, the income derived from these activities is subject to tax at the prevailing corporate tax rate of 20.0%.

Australian Taxation

The following discussion is based upon the current tax laws of Australia and regulations, the Australian tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this Annual Report and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all Australian income tax considerations applicable to us. This discussion only considers Australia income tax.

OPCO will be treated as a company for Australian tax purposes. OPCO will be the beneficiary of a trust, not tax resident in Australia (or the non-resident trust) which will own and operate the Karratha Spirit vessel in Australian waters.

As a beneficiary of the non-resident trust, OPCO will be subject to Australian tax on the taxable income of the trust derived from Australian sources. Since the trust only operates one asset, the Karratha Spirit, it is expected that all taxable income of the trust will have an Australian source.

Since, however, OPCO is not a resident of Australia, the trustee of the non-resident trust is required to pay the Australian tax due, on behalf of OPCO (the non-resident beneficiary). This is at 30.0% of the taxable income of the non-resident trust.

OPCO is required to file an Australian tax return disclosing the taxable income related to the trust and receives a credit for the tax paid by the trustee. Hence, no further Australian income tax should be due by OPCO. Generally, a non-resident trust will be taxable on its income attributable to its operations in Australia calculated under generally accepted accounting principles, as adjusted for tax purposes. Gross income will include capital gains, interest and realized foreign exchange gains and losses. Non-resident trusts are subject to capital gains on the disposition of different classes of assets, including those which are used to carry on a business in Australia, and land and buildings situated in Australia. Capital gains can be offset by any capital losses incurred in the current year, in addition to any carried forward capital losses. Net capital gains generated by a non-resident trust are taxed at the general corporate rate of 30.0%.

Generally, a non-resident trust is allowed to deduct the expenses it incurs in a taxation year, to the extent the expenses are incurred to earn the Australian sourced income. The Australian operations of the non-resident trust is partly financed by debt. As such, to the extent the interest expense is allocable to the Australian sourced income it should generate interest deductions, subject to thin capitalization restrictions.

Thin capitalization measures apply which limit the deductibility of interest expenditure incurred by non-resident trusts carrying on a business in Australia. The measures apply to the total debt of the Australian operations of multinational groups such that interest deductions are denied to the extent that borrowings exceed a safe harbor ratio or, alternatively, an arm’s length debt amount (as so calculated under the provisions of the Australian income tax legislation). Broadly, the safe harbor maximum amount of Australian debt for the Australian operations of a non-resident trust is 75.0% of the accounting book value of the assets of the Australian operation after being reduced by non-debt liabilities (calculated on an average basis).

Taxation of Interest Paid in Respect of the Australian Operations. Australia levies withholding tax on interest paid to a non-resident where the interest relates to Australian operations. Therefore, any interest paid to non-residents will be subject to Australian withholding tax. Withholding tax is levied on payments of interest made to non residents, regardless of whether the interest deduction is allowed pursuant to other provisions of the Australian tax legislation. The withholding tax rate on interest is generally 10.0%, with the exception of certain interest payments to U.S. and U.K. resident financial institutions, whereby the rate is reduced to 0.0%.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Shipping Corporation, a leading provider for marine services to the global oil and natural gas industries, to further develop its operations in the offshore market.

Prior to the closing of our initial public offering in December 2006, Teekay Shipping Corporation contributed entities owning and operating a fleet of shuttle tankers, floating storage and offtake (or FSO) units and conventional oil tankers to Teekay Offshore Operating L.P. (or OPCO). Upon the closing of our initial public offering, we acquired from Teekay Shipping Corporation a 26.0% interest in OPCO, including a 25.99% limited partner interest held by us and a 0.01% general partner interest held through our ownership of OPCO’s general partner, Teekay Offshore Operating GP L.L.C. Teekay Shipping Corporation owns the remaining 74.0% interest in OPCO. Our 26.0% interest in OPCO represents our only cash-generating asset. The historical results discussed below and what we refer to as “Teekay Offshore Partners Predecessor” are the results of the entities that were contributed to OPCO. As discussed below under “Items You Should Consider When Evaluating Our Results,” the entities contributed to OPCO do not own some of the assets and operations they owned during certain prior periods discussed below. References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “OPCO” when used in a historical context refer to Teekay Offshore Partners Predecessor, and when used in the present tense or prospectively refer to OPCO and its subsidiaries.

Our growth strategy focuses on expanding our fleet of shuttle tankers and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring floating production, storage and offloading (or FPSO) units, which produce and process oil offshore in addition to providing storage and offtake. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we expand our offshore operations.

We manage our business and analyze and report our results of operations on the basis of the following three business segments:

Shuttle Tanker Segment. OPCO’s shuttle tanker fleet consists of 36 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 36 shuttle tankers, 24 are owned (including five through joint ventures) and 12 are chartered-in. These shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. During 2006 and 2005, this segment generated 72.9% and 61.2%, respectively, of our total net voyage revenues.

FSO Segment. OPCO owns four FSO units, of which three operate under fixed-rate time charters and one operates under a fixed-rate bareboat charter. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. During 2006 and 2005, this segment generated 3.5% and 3.2%, respectively, of our total net voyage revenues.

Conventional Tanker Segment. OPCO owns nine Aframax-class conventional crude oil tankers, all of which operate under fixed-rate time charters with Teekay Shipping Corporation. During 2006 and 2005, this segment generated 23.6% and 35.6%, respectively, of total net voyage revenues.

Our Initial Public Offering

On December 19, 2006, we completed our initial public offering (or the Offering) of 8.05 million common units at a price of $21.00 per unit. The net proceeds from the offering were $155.3 million. The Offering included 1.05 million common units sold to the underwriters in connection with the exercise of their over-allotment option. We used the net proceeds to repay a $134.6 million promissory to Teekay Shipping Corporation and to redeem 1.05 million common units from Teekay Shipping Corporation for $20.6 million.

Potential Additional FPSO, FSO and Shuttle Tanker Projects

In September and October 2006, Teekay Shipping Corporation, acquired a 64.5% interest in Petrojarl ASA and named it Teekay Petrojarl (or Petrojarl). Petrojarl is one of the largest independent FPSO operators in the North Sea and deployed the first FPSO in the North Sea in 1986. Pursuant to an omnibus agreement we entered into in connection with the Offering, Teekay Shipping Corporation is obligated to offer to us (a) its interest in certain future FPSO and FSO projects it may undertake with Petrojarl and (b) if Teekay Shipping Corporation obtains 100% ownership of Petrojarl, existing FPSO units owned by Petrojarl.

We also have the opportunity to directly acquire three vessels from Teekay Shipping Corporation by the second quarter of 2008. Pursuant to the omnibus agreement, Teekay Shipping Corporation is obligated to offer to us two shuttle tankers, each currently undergoing conversion, and one FSO unit currently being upgraded. The two shuttle tankers will operate under 13-year bareboat charters with Petróleo Brasileiro S.A. (or Petrobras) and the FSO unit will operate under a seven-year time charter with a consortium of energy companies. If we elect to acquire any of these vessels, the purchase price will be the vessel’s fair market value, as agreed by Teekay Shipping Corporation and the conflicts committee of our general partner’s Board of Directors, plus the cost of converting the vessel prior to delivery. Teekay Shipping Corporation will be obligated to offer to us certain other shuttle tankers, FSO units and FPSO units it may acquire in the future. Please read item 7- Major Unitholders and Related Party Transactions.

OPCO’s Contracts of Affreightment and Charters

OPCO generates revenues by charging customers for the transportation and storage of their crude oil using OPCO’s vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

• Contracts of affreightment, whereby OPCO carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time;

• Time charters, whereby vessels OPCO operates and is responsible for crewing are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates;

• Bareboat charters, whereby customers charter vessels for a fixed period of time at rates that are generally fixed, but the customers operate the vessels with their own crews; and

• Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Contract of Affreightment	Time Charter	Bareboat Charter	Voyage Charter (1)
Typical contract length	One year or more	One year or more	One year or more	Single voyage
Hire rate basis(2)	Typically daily	Daily	Daily	Varies
Voyage expenses(3)	OPCO pays	Customer pays	Customer pays	OPCO pays
Vessel operating expenses(3)	OPCO pays	OPCO pays	Customer pays	OPCO pays
Off-hire (4)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay
__________

(1) Under a consecutive voyage charter, the customer pays for idle time.

(2) “Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(3) Defined below under “Important Financial and Operational Terms and Concepts.”

(4) “Off-hire” refers to the time a vessel is not available for service.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Voyage Revenues. Voyage revenues primarily include revenues from contracts of affreightment, time charters, bareboat charters and voyage charters. Voyage revenues are affected by hire rates and the number of days a vessel operates. Voyage revenues are also affected by the mix of business between contracts of affreightment, time charters, bareboat charters and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and bareboat charters and by the shipowner under voyage charters and contracts of affreightment. When OPCO pays voyage expenses, they typically are added to the hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses incurred by OPCO. Because the amount of voyage expenses OPCO incurs for a particular charter depends upon the type of charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).

Vessel Operating Expenses. Under all types of charters except for bareboat charters, the shipowner is responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of OPCO’s vessel operating expenses are crews and repairs and maintenance.

Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read “Drydocking” below. We expect these expenses to increase as the fleet matures and expands, particularly to the extent we acquire vessels directly through our wholly owned subsidiaries rather than through OPCO.

Time Charter Hire Expenses. Time charter hire expenses represent the cost to charter-in a vessel for a fixed period of time.

Income from Vessel Operations. To assist us in evaluating operations by segment, we sometimes analyze the income OPCO receives from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency exchange gains and losses and other income and losses.

Drydocking. OPCO must periodically drydock each of its shuttle tankers and conventional oil tankers for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. OPCO may drydock FSO units if it desires to qualify them for shipping classification. Generally, each shuttle tanker and conventional oil tanker is drydocked every two and a half to five years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Depreciation and amortization expense typically consists of:

• charges related to the depreciation of the historical cost of OPCO’s fleet (less an estimated residual value) over the estimated useful lives of the vessels;

• charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

• charges related to the amortization of the fair value of contracts of affreightment where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period the asset is expected to contribute to future cash flows.

Time Charter Equivalent Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of “time charter equivalent” (or TCE) rates, which represent net voyage revenues divided by revenue days.

Revenue Days. Revenue days are the total number of calendar days OPCO’s vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.

Average Number of Ships. Historical average number of ships consists of the average number of owned (excluding vessels owned by OPCO’s five 50%-owned joint ventures) and chartered-in vessels that were in OPCO’s possession during a period. Following the closing of our initial public offering, average number of ships consists of the average number of chartered-in and owned vessels (including vessels owned by five of OPCO’s 50%-owned joint ventures, as OPCO obtained control of these joint ventures as of December 1, 2006) that are in OPCO’s possession during the periods. We use average number of ships primarily to highlight changes in vessel operating expenses, time charter hire expense and depreciation and amortization.

VOC Equipment. We assemble, install, operate and lease equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products. Leasing of the VOC Equipment is accounted for as a direct financing lease, with lease payments received being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Seasonality

Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. OPCO generally has not experienced seasonality in its FSO and conventional tanker segments.

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•
Our cash flow will be reduced by distributions on Teekay Shipping Corporation’s interest in OPCO. Following the closing of our initial public offering, Teekay Shipping Corporation has a 74% limited partner interest in OPCO. OPCO’s partnership agreement requires it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution, the Board of Directors of our general partner must approve the amount of cash reserves to be set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Distributions to Teekay Shipping Corporation will reduce our cash flow compared to historical results.

•
On July 1, 2006, OPCO transferred certain assets to Teekay Shipping Corporation that are included in historical results of operations. On July 1, 2006, prior to our initial public offering, OPCO transferred to Teekay Shipping Corporation a subsidiary of Norsk Teekay Holdings Ltd. (Navion Shipping Ltd.) that chartered-in approximately 25 conventional tankers since 2004 and subsequently time-chartered the vessels back to Teekay Shipping Corporation at charter rates that provided for a 1.25% fixed profit margin. In addition, OPCO transferred to Teekay Shipping Corporation a 1987-built shuttle tanker (the Nordic Trym), OPCO’s single anchor loading equipment, a 1992-built in-chartered shuttle tanker (the Borga) and a 50% interest in Alta Shipping S.A., which has no material assets (collectively with Navion Shipping Ltd., the Non-OPCO Assets). During 2006 and 2005, the Non-OPCO Assets accounted for approximately 14.3% and 31.3%, respectively, of OPCO’s net voyage revenues.

•
Amendments to OPCO’s joint venture agreements have resulted in five 50%-owned joint venture companies being consolidated with us under GAAP. Our historical results of operations prior to December 1, 2006 reflect OPCO’s investment in five 50%-owned joint venture companies, accounted for using the equity method, whereby the investment is carried at the original cost plus OPCO’s proportionate share of undistributed earnings. On December 1, 2006, the operating agreements for these joint ventures were amended such that OPCO obtained control of these joint ventures, resulting in the consolidation of these five joint venture companies in accordance with GAAP. Although our net income will not change due to this change in accounting, the results of the joint ventures are reflected in our income from operations, commencing December 1, 2006. This change also resulted in the five shuttle tankers owned by these joint ventures to be included in the number of vessels in OPCO’s owned fleet as at December 31, 2006.

•
The size of OPCO’s fleet continues to change. Our historical results of operations reflect changes in the size and composition of OPCO’s fleet due to certain vessel deliveries and vessel dispositions. For instance, in addition to the decrease in chartered-in vessels associated with the transfer of Navion Shipping Ltd. described above, the average number of owned vessels in OPCO’s shuttle tanker fleet decreased from 22.2 in 2005 to 20.7 in 2006. In addition, the Navion Saga is being converted from a conventional oil tanker to an FSO unit. When it commences operations as an FSO unit, scheduled for the second quarter of 2007, OPCO’s FSO fleet will include four vessels, compared to three during recent years. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our financial results of operations reflect different time charter terms for OPCO’s nine conventional tankers. On October 1, 2006, OPCO entered into new fixed-rate time charters with a subsidiary of Teekay Shipping Corporation for OPCO’s nine conventional tankers at rates we believe are market-based charter rates. Please read item 18 - Financial Statements: Note 11 “Related Party Transactions”. At various times during the previous three years, eight of these nine conventional tankers were employed on time charters with the same subsidiary of Teekay Shipping Corporation. However, the charter rates were generally lower than market-based charter rates, as they were based on the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures. A ninth conventional tanker was employed on voyage charters. The new fixed-rate time charters have increased our voyage revenues as well as provided more stable voyage revenues for these vessels.

•
Our financial results of operations are affected by fluctuations in currency exchange rates. Prior to the closing of our initial public offering, OPCO settled its foreign currency denominated advances. In October 2006, Teekay Shipping Corporation loaned 5.6 billion Norwegian Kroner ($863.0 million) to a subsidiary of OPCO primarily for the purchase of eight Aframax-class conventional crude oil tankers from Teekay Shipping Corporation. Immediately preceding the initial public offering, this interest-bearing loan was sold to OPCO. Under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes are revalued and reported based on the prevailing exchange rate at the end of the period. Most of our historical foreign currency gains and losses prior to our initial public offering are attributable to this revaluation in respect of our foreign currency denominated advances from affiliates. In addition, a substantial majority of OPCO’s crewing expenses historically have been denominated in Norwegian Kroners, which is primarily a function of the nationality of the crew. Fluctuations in the Norwegian Kroner relative to the U.S. Dollar have caused fluctuations in operating results. Prior to our initial public offering, OPCO entered into new services agreements with subsidiaries of Teekay Shipping Corporation whereby the subsidiaries operate and crew the vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars, and will not be subject to currency exchange fluctuations until 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Shipping Corporation’s cost of providing services based on fluctuations in the value of the Kroner relative to the U.S. Dollar. We may seek to hedge this currency fluctuation risk in the future.

•
We will incur additional general and administrative expenses. Prior to the closing of our initial public offering, we, OPCO and certain of its subsidiaries entered into services agreements with subsidiaries of Teekay Shipping Corporation, pursuant to which those subsidiaries provide certain services, including strategic consulting, advisory, ship management, technical and administrative services. Our cost for these services depends on the amount and types of services provided during each period. The services are valued at an arm’s-length rate that will include reimbursement of reasonable direct or indirect expenses incurred to provide the services. We also reimburse our general partner for all expenses it incurs on our behalf, including CEO/CFO compensation and expenses relating to its Board of Directors, including compensation, travel and liability insurance costs. We may also grant equity compensation that would result in an expense to us. In addition, since our initial public offering on December 18, 2006, we have begun to incur expenses as a result of being a publicly-traded limited partnership, including costs associated with annual reports to unitholders and SEC filings, investor relations, NYSE annual listing fees and tax compliance expenses.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable.

The following tables present our operating results by reportable segment for 2006, 2005 and 2004, and compare our net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure. For ease of comparison in the following tables and the discussion below, we have combined our results of the various time periods set forth in our consolidated statements of income (loss).

	2006				2005				2004
	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total
	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)

Voyage revenues	535,972	150,070	22,650	708,692	516,758	266,593	24,197	807,548	550,445	411,181	24,878	986,504
Voyage expenses	88,446	4,892	1,085	94,423	68,308	5,419	816	74,543	69,362	49,457	-	118,819
Net voyage revenues	447,526	145,178	21,565	614,269	448,450	261,174	23,381	733,005	481,083	361,724	24,878	867,685
Vessel operating expenses	80,307	19,378	6,713	106,398	75,196	22,679	6,600	104,475	76,197	22,790	6,608	105,595
Time charter hire expense	165,614	79,338	-	244,952	169,687	203,849	-	373,536	177,576	194,873	-	372,449
Depreciation and amortization	71,367	21,212	9,443	102,022	77,083	21,112	9,347	107,542	89,593	20,561	8,306	118,460
General and administrative (1)	51,921	18,886	1,709	72,516	55,010	29,026	1,820	85,856	45,403	19,097	1,319	65,819
Vessels and equipment writedown and (gain) loss on sale of vessels	(4,778)	-	-	(4,778)	2,820	-	-	2,820	(3,725)	-	-	(3,725)
Restructuring charge	-	832	-	832	955	-	-	955	-	-	-	-
Income (loss) from vessel operations	83,095	5,532	3,700	92,327	67,699	(15,492)	5,614	57,821	96,039	104,403	8,645	209,087

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Year Ended December 31, 2006 versus Year Ended December 31, 2005

Shuttle Tanker Segment

The following table provides a summary of the changes in the average number of ships owned and chartered-in for the shuttle tanker segment:
	2006 (Average Number of Ships)	2005 (Average Number of Ships)	Percentage Change (%)
Owned Vessels	20.7	22.2	(6.8)%
Chartered-in Vessels	13.2	13.6	(2.9)
Total	33.9	35.8	(5.3)%

The average size of the shuttle tanker fleet (including vessels chartered-in) decreased in 2006 compared to 2005. This decrease was primarily the result of:

•	the sale of two older shuttle tankers in March and October 2005, respectively (collectively, the 2005 Shuttle Tanker Dispositions);

•	the redelivery of one chartered-in vessel back to its owner in April 2006;

•	the sale of a 1981-built shuttle tanker (the Nordic Laurita) in July 2006 (or the 2006 Shuttle Tanker Disposition); and

•
the sale in July 2006 of a time charter-in contract for a 1992-built in-chartered shuttle tanker (the Borga) and the sale in November 2006 of a 1987-built shuttle tanker (the Nordic Trym) to Teekay Shipping Corporation;

partially offset by

•	the inclusion of two additional chartered-in vessels commencing May and June 2005.

In addition, during March 2005 OPCO sold and leased back an older shuttle tanker. This had the effect of increasing the average number of chartered-in vessels and decreasing the average number of owned vessels during 2006 compared to 2005.

Net Voyage Revenues. Net voyage revenues decreased slightly to $447.5 million for 2006, from $448.5 million for 2005, primarily due to:

•	a decrease of $5.9 million from the 2005 Shuttle Tanker Dispositions;
•	a decrease of $4.5 million due to an extended drydocking of the Nordic Trym during the second half of 2006;

•	a decrease of $3.2 million from the redelivery of one chartered-in vessel to its owner in April 2006; and

•	a decrease of $2.2 million from the 2006 Shuttle Tanker Disposition;

partially offset by

•
an increase of $5.4 million from the 2006 transfer of excess capacitycertain of our shuttle tankers servicing contracts of affreightment (due to a decline in oil production at mature oil fields in the North Sea) to short-term time-charter contracts during 2006 and earning, which had higher average rates;

•	an increase of $4.9 million due to the renewal of three vessels on time charter at higher daily rates during 2006;

•
an increase of $3.8 million due to the change in accounting treatment for the five vessels owned by OPCO’s 50%-owned joint ventures. On December 1, 2006, the operating agreements for these joint ventures were amended, resulting in OPCO obtaining control of these joint ventures and consequently, OPCO has consolidated these entities effective December 1, 2006; and

•	an increase of $1.5 million due to adjustments to certain daily charter rates based on increases from rising interest rates in accordance with the bareboat charters for certain shuttle tankers.

Vessel Operating Expenses. Vessel operating expenses increased by 6.8% to $80.3 million for 2006, from $75.2 million for 2005, primarily due to:

•
an increase of $5.8 million in increased salaries for crew and officers primarily due to a change in crew composition on one vessel upon the commencement of a new short-term time charter contract in 2005, a one-time bonus payment and general wage escalations;

•	a total increase of $1.5 million relating to repairs and maintenance for certain vessels during 2006 and an increase in the cost of lubricants as a result of higher crude oil costs; and

•	an increase of $1.2 million from the consolidation of the five shuttle tankers owned by OPCO’s 50%-owned joint ventures as of December 1, 2006;

partially offset by

•	a decrease of $2.8 million from the 2005 Shuttle Tanker Dispositions.

Time-Charter Hire Expense. Time-charter hire expense decreased by 2.4% to $165.6 million for 2006, from $169.7 million for 2005, primarily due to:

•	the 2.9% decrease in the average number of vessels chartered-in;

partially offset by

•	a slight increase in the average per day time-charter hire expense to $34,329 for 2006, from $34,190 for 2005.

Depreciation and Amortization. Depreciation and amortization expense decreased 7.4% to $71.4 million for 2006, from $77.1 million for 2005, primarily due to:

•
a decrease of $4.3 million relating to the 2006 Shuttle Tanker Dispositions and the 2005 Shuttle Tanker Dispositions, the sale of the Nordic Trym in November 2006 and the sale and leaseback of one shuttle tanker in March 2005;

•
a decrease of $2.8 million relating to a reduction in amortization from the expiration during 2005 of two contracts of affreightment and declines in projected revenue to be earned from our remaining the contracts of affreightment. Our contracts of affreightment, which were acquired as part of the purchase of Navion AS in 2003, which are being amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts; and

•
a decrease of $0.4 million relating to a $12.2 million write-down during 2005 of the carrying value of certain offshore equipment servicing a marginal oil field that was prematurely shut down due to lower than expected oil production;

partially offset by

•	an increase of $1.2 million due to the consolidation of the five shuttle tankers owned by OPCO’s 50%-owned joint ventures as of December 1, 2006.

Depreciation and amortization expense included amortization of drydocking costs of $5.1 million for 2006 compared to $5.9 million for 2005, and included amortization of contracts of $12.1 million for 2006 compared to $14.8 million in 2005.

Vessel and Equipment Writedowns and Gain (Loss) on Sale of Vessels. Vessel and equipment writedowns and gain (loss) on sale of vessels for 2006 was a net gain of $4.8 million, which was comprised primarily of:

•	a $6.4 million gain relating to the 2006 Shuttle Tanker Disposition; and

•	$0.5 million of amortization of a deferred gain on the sale and leaseback of an older shuttle tanker in March 2005;

partially offset by

•
a $2.2 million writedown of certain offshore equipment servicing a marginal oil field that was prematurely shut down in June 2005 due to lower than expected oil production. This writedown occurred due to a reassessment of the estimated net realizable value of the equipment and follows a $12.2 million writedown in 2005 arising from the early termination of a contract for the equipment (some of this equipment was re-deployed on another field in October 2005).

Vessel and equipment writedowns and gain (loss) on sale of vessels for 2005 was a net loss of $2.8 million, which was comprised of:

•	a $12.2 million write-down from the previously mentioned offshore equipment;

partially offset by

•	a $9.1 million gain on the 2005 Shuttle Tanker Dispositions; and

•	$0.3 million of amortization of a deferred gain relating to the sale and leaseback of an older shuttle tanker in March 2005.

Restructuring Charges. Restructuring charges of $1.0 million in 2005 relate to the closure of our Sandefjord, Norway office. OPCO incurred no restructuring charges in 2006 in the shuttle tanker segment.

Conventional Tanker Segment

The following table provides a summary of the changes in the average number of ships owned and chartered-in for the conventional tanker segment:

	2006 (Average Number of Ships)	2005 (Average Number of Ships)	Percentage Change (%)
Owned Vessels	10.0	10.5	(4.8)%
Chartered-in Vessels	12.0	30.7	(60.9)
Total	22.0	41.2	(46.6)%

The average size of the conventional crude oil tanker fleet (including vessels chartered-in) decreased in 2006 compared to 2005. This decrease was primarily the result of:

•	the sale of a 2000-built liquid petroleum gas carrier (the Dania Spirit) to a subsidiary of Teekay Shipping Corporation in June 2005 (or the 2005 Conventional Tanker Disposition); and

•	the sale of Navion Shipping Ltd. to Teekay Shipping Corporation during July 2006.

Navion Shipping Ltd. chartered-in approximately 25 conventional tankers since 2004 and subsequently time-chartered the vessels back to Teekay Shipping Corporation at charter rates that provided for a 1.25% fixed profit margin in July 2006.

Net Voyage Revenues. Net voyage revenues decreased 44.4% to $145.2 million for 2006, from $261.2 million for 2005, primarily due to:

•	a decrease of $129.1 million from the sale of Navion Shipping Ltd.; and

•	a decrease of $2.4 million relating to the 2005 Conventional Tanker Disposition;

   partially offset by

•
an increase of $15.5 million relating to an increase in the hire rate earned by nine owned conventional tankers on time charters with a subsidiary of Teekay Shipping Corporation. Please read Items You Should Consider When Evaluating Our Results - Our financial results of operations reflect different time charter terms for OPCO’s nine conventional tankers.

Vessel Operating Expenses. Vessel operating expenses decreased 14.5% to $19.4 million for 2006, from $22.7 million for 2005, primarily due to:

•
a $2.3 million decrease relating to one of our conventional tankers, which was on a time-charter contract during 2005 and the first half of 2006 and on a bareboat contract during the second half of 2006 with a subsidiary of Teekay Shipping Corporation; and

•	a $1.1 million decrease due to the 2005 Conventional Tanker Disposition.

Time-Charter Hire Expense. Time-charter hire expense decreased 61.1% to $79.3 million for 2006, from $203.8 million for 2005, due to the sale of Navion Shipping Ltd to Teekay Shipping Corporation in July 2006.

 Depreciation and Amortization. Depreciation and amortization expense increased slightly to $21.2 million for 2006, from $21.1 million for 2005, primarily due to:

•	an increase of $0.9 million in the amortization of drydock expenditures incurred during 2006 and 2005;

partially offset by

•	a decrease of $0.6 million relating to the 2005 Conventional Tanker Disposition.

Depreciation and amortization expense included amortization of drydocking costs of $2.8 million for 2006 compared to $1.9 million in 2005.

Restructuring Charges. Restructuring charges of $0.8 million in 2006 relate to the relocation of certain operational functions to Singapore.

FSO Segment

The following table provides a summary of the changes in the average number of ships for the FSO segment.

	2006 (Average Number of Ships)	2005 (Average Number of Ships)	Percentage Change (%)
Owned Vessels	3	3	-

During 2006 and 2005, OPCO operated three FSO units. A fourth FSO unit, the Navion Saga, currently is trading as a conventional crude oil tanker within the conventional tanker segment. During the fourth quarter of 2006, the Navion Saga was undergoing conversion to an FSO unit. This vessel will commence a three-year FSO time charter contract beginning in the second quarter of 2007.

Net voyage revenues decreased 7.7% to $21.6 million for 2006, from $23.4 million for 2005, primarily due to a scheduled drydocking of one of our FSO units during 2006. Vessel operating expenses and depreciation and amortization in 2006 remained substantially unchanged from 2005.

Other Operating Results

General and Administrative Expenses. General and administrative expenses decreased 15.6% to $72.5 million for 2006, from $85.9 million for 2005, primarily due to:

•
a decrease of $11.4 million in allocated general and administrative expenses, including employee stock compensation expense, from Teekay Shipping Corporation as a result of the sale of Navion Shipping Ltd. to Teekay Shipping Corporation in July 2006. General and administrative expenses were allocated based on OPCO’s proportionate share of Teekay Shipping Corporation’s total ship-operating (calendar) days for each of the periods presented; and

•	a decrease of $2.1 million relating to a reduction in costs associated with our long-term employee bonus plan.

Interest Expense. Interest expense increased 74.4% to $69.4 million for 2006, from $39.8 million for 2005, primarily due to:

•
an increase of $14.2 million in interest incurred on a Norwegian Kroner-denominated loan owing by a subsidiary of OPCO to Teekay Shipping Corporation from October 2006 until the date of our initial public offering in December 2006 (Teekay Shipping Corporation sold this loan receivable to OPCO immediately before our initial public offering);

•	an increase of $7.1 million relating to additional debt of $745 million from a new revolving credit facility entered into during the fourth quarter of 2006;

•	an increase of $4.6 million due to a higher average balance for one of OPCO’s existing revolving credit facilities in 2006 compared to 2005;

•	an increase of $4.0 million relating to an increase in the weighted-average interest rate on OPCO’s floating-rate debt in 2006 compared to 2005; and

•	an increase of $1.4 million due to the consolidation of the five shuttle tankers owned by OPCO’s 50%-owned joint ventures as of December 1, 2006;

partially offset by

•	a decrease of $1.9 million relating to the settlement of interest-bearing advances from affiliates during 2005

Interest Income. Interest income increased 17.4% to $5.4 million for 2006, from $4.6 million for 2005, primarily due to an increase in interest rates.

Equity Income From Joint Ventures. Equity income from joint ventures increased 19.2% to $6.2 million for 2006, from $5.2 million for 2005, primarily due to a decrease in repair and maintenance activity on the shuttle tankers owned by the joint ventures, partially offset by the consolidation of our five 50%-owned joint ventures as of December 1, 2006.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange losses were $66.7 million for 2006, compared to foreign currency exchange gains of $34.2 million for 2005. Historically, OPCO’s foreign currency exchange gains and losses have been due primarily to period-end revaluations of Norwegian Kroner-denominated advances from affiliates. In 2006, the foreign currency exchange loss of $66.7 million was primarily due to the revaluation of Norwegian Kroner-denominated advances from affiliates prior to our initial public offering. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.  Please read Items You Should Consider When Evaluating Our Results - Our financial results of operations are affected by fluctuations in currency exchange rates.

Income Tax Recovery (Expense). Income tax expense was $2.8 million for 2006, compared to an income tax recovery of $13.9 million for 2005. This $16.4 million increase in tax expense was primarily due to a $25.1 million increase in deferred income tax expense relating to unrealized foreign exchange translation gains (losses) for 2006 and 2005, partially offset by a $4.7 million increase in deferred income tax recovery from the financial restructuring of our Norwegian shuttle tanker operations during 2006.

Other Income. Other income for 2006 was $8.7 million, which was primarily comprised of $11.4 million of leasing income from the VOC Equipment, partially offset by a $2.8 million write-off of unamortized capitalized loan costs from one of OPCO’s revolving credit facilities that was prepaid and cancelled prior to our initial public offering.

Other income for 2005 was $9.1 million, which was primarily comprised of $11.0 million of leasing income from the VOC Equipment, partially offset by $1.9 million primarily relating to fees for early termination of certain ship management contracts.

Net Income. As a result of the foregoing factors, net loss was $32.7 million for 2006, compared to net income of $84.7 million for 2005.

Year Ended December 31, 2005 versus Year Ended December 31, 2004

Shuttle Tanker Segment

The following table provides a summary of the changes in the average number of ships owned and chartered-in for the shuttle tanker segment:

	2005 (Average Number of Ships)	2004 (Average Number of Ships)	Percentage Change (%)
Owned Vessels	22.2	24.5	(9.4)%
Chartered-in Vessels	13.6	13.4	1.5
Total	35.8	37.9	(5.5)%

The average size of the shuttle tanker fleet (including vessels chartered-in) decreased in 2005 compared to 2004. This decrease was primarily the result of:

•	the 2005 Shuttle Tanker Dispositions and the sale of one older shuttle tanker in 2004 (or the 2004 Shuttle Tanker Disposition);

partially offset by

•	the delivery of a shuttle tanker newbuilding (or the 2004 Shuttle Tanker Delivery) in March 2004 that commenced service under a long-term bareboat charter in August 2004.

In addition, during March 2005 OPCO sold and leased back an older shuttle tanker. This had the effect of increasing the average number of chartered-in vessels and decreasing the average number of owned vessels during 2005 compared to 2004.

Net Voyage Revenues. Net voyage revenues decreased by 6.8% to $448.5 million for 2005, from $481.1 million for 2004, primarily due to:

•	a decrease of $22.3 million from shuttle tankers servicing contracts of affreightment, which is explained in further detail below;

•	a decrease of $10.3 million from the 2005 Shuttle Tanker Dispositions;

•	a decrease of $1.7 million due to the 2004 Shuttle Tanker Disposition; and

•	a decrease of $1.6 million from certain offshore equipment servicing a marginal oil field that was prematurely shut down in June 2005 due to lower than expected oil production;

partially offset by

•	an increase of $1.2 million due to adjustments to the daily charter rate based on increases from rising interest rates in accordance with the bareboat charters for two shuttle tankers.

The $22.3 million decrease from shuttle tankers servicing contracts of affreightment was primarily due to a $33.9 million reduction in revenues from a decrease in the number of revenue days from the contracts of affreightment. This decrease was primarily a result of a 14.1% decline in oil production on all oil fields in the North Sea at which OPCO’s vessels were employed, the expiration of one contract of affreightment in July 2004, and the unscheduled temporary shutdowns of three oil fields in the first quarter of 2005 due to gas leakage and equipment problems of third parties. This reduction in revenue was partially offset by an $11.6 million increase in net voyage revenues earned from redeploying the idle shuttle tankers in the conventional spot market or short-term time charters.

Vessel Operating Expenses. Vessel operating expenses decreased slightly by 1.3% to $75.2 million for 2005, from $76.2 million for 2004, primarily due to:

•	a decrease of $4.5 million as a result of the 2005 Shuttle Tanker Dispositions; and

•	a decrease of $1.2 million as a result of a shuttle tanker commencing a long-term bareboat charter in September 2004 after it had completed a five month time charter;

partially offset by

•	an increase of $2.3 million due to increased repairs and maintenance relating to certain older shuttle tankers; and

•	an increase of $1.9 million due to a weaker U.S. Dollar relative to the Norwegian Kroner during 2005 as compared to 2004.

Time-Charter Hire Expense. Time-charter hire expense decreased by 4.4% to $169.7 million for 2005, from $177.6 million for 2004, primarily due to:

•	a 5.8% decrease in the average per day time-charter hire expense to $34,190 for 2005, from $36,277 for the same period in 2004;

partially offset by

•	a 1.5% increase in the average number of vessels chartered-in.

The reduction in average per day time-charter hire expense was primarily due to the sale and leaseback of an older shuttle tanker in March 2005, which had, on average, a lower daily hire rate than OPCO’s other chartered-in shuttle tankers.

Depreciation and Amortization. Depreciation and amortization expense decreased 14.0% to $77.1 million for 2005, from $89.6 million for 2004, primarily due to:

•	a decrease of $9.9 million relating to the 2005 Shuttle Tanker Dispositions, the 2004 Shuttle Tanker Disposition, and the sale and leaseback of one shuttle tanker in 2005;

•	a decrease of $2.7 million relating to a reduction in amortization from the expiration during 2005 of two of OPCO’s contracts of affreightment; and

•
a decrease of $1.5 million relating to a $12.2 million write-down during 2005 of the carrying value of certain offshore equipment servicing a marginal oil field that was prematurely shut down due to lower than expected oil production;

partially offset by

•	an increase of $2.5 million relating to the 2004 Shuttle Tanker Delivery.

Depreciation and amortization expense included amortization of drydocking costs of $5.9 million for 2005, compared to $4.8 million for 2004, and included amortization of contracts of $14.8 million for 2005, compared to $18.4 million for 2004.

Vessel and Equipment Writedowns and Gain (Loss) on Sale of Vessels. Vessel and equipment writedowns and gain (loss) on sale of vessels for 2005 was a net loss of $2.8 million, which was comprised of:

•
a $12.2 million write-down of the carrying value of certain offshore equipment servicing a marginal oil field that was prematurely shut down in June 2005 (some of this equipment was re-deployed on another field in October 2005);

partially offset by

•	a $9.1 million gain on the 2005 Shuttle Tanker Dispositions; and

•	a $0.3 million gain from amortization of a deferred gain, which relates to the sale and leaseback of an older shuttle tanker in the first quarter of 2005.

Gain on sale of vessels for 2004 of $3.7 million represents the gain from the 2004 Shuttle Tanker Disposition.

Restructuring Charges. Restructuring charges of $1.0 million in 2005 relate to the closure of our Sandefjord, Norway office. OPCO incurred no restructuring charges in 2004 in the shuttle tanker segment.

Conventional Tanker Segment

The following table provides a summary of the changes in the average number of ships owned and chartered-in for the conventional tanker segment:

	2005 (Average Number of Ships)	2004 (Average Number of Ships)	Percentage Change (%)
Owned Vessels	10.5	10.3	1.9%
Chartered-in Vessels	30.7	30.4	1.0
Total	41.2	40.7	1.2%

The average size of the conventional crude oil tanker fleet (including vessels chartered-in) increased slightly in 2005 compared to 2004. This increase was primarily the result of:

•	the delivery of a new conventional tanker in the third quarter of 2004 (or the 2004 Conventional Tanker Delivery);

partially offset by

•	the 2005 Conventional Tanker Disposition.

Net Voyage Revenues. Net voyage revenues decreased 27.8% to $261.2 million for 2005, from $361.7 million for 2004, primarily due to:

•	a decrease of $45.9 million relating to a decrease in the hire rate earned by five owned conventional tankers on time charters with a subsidiary of Teekay Shipping Corporation;

•
a decrease of $44.0 million from the change in employment of the chartered-in conventional tankers from spot voyage charters with unrelated parties to a subsidiary of Teekay Shipping Corporation during the second quarter of 2004;

•
a decrease of $11.0 million from the change in employment of one owned vessel from spot voyage charters with unrelated parties during 2004 to the subsequent charter of this vessel to a subsidiary of Teekay Shipping Corporation under the terms described below; and

•	a decrease of $2.6 million relating to the 2005 Conventional Tanker Disposition;

partially offset by

•	an increase of $3.2 million relating to the 2004 Conventional Tanker Delivery.

Historically, eight owned tankers in the conventional fleet have been chartered to a subsidiary of Teekay Shipping Corporation and then from this subsidiary to OPCO’s customers. The charter rates paid by the subsidiary of Teekay Shipping Corporation were based on the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures. The hire rate in 2004 was significantly higher than 2005 due to larger loan principal repayments. Prior to closing of our initial public offering, OPCO entered into new fixed-rate time charters with the subsidiary of Teekay Shipping Corporation for OPCO’s nine conventional tankers at rates we believe are market-based charter rates.

On July 1, 2006, OPCO transferred to Teekay Shipping Corporation the Non-OPCO Assets, including OPCO’s subsidiary Navion Shipping Ltd. Navion Shipping Ltd. chartered-in conventional tankers and subsequently time chartered them to a subsidiary of Teekay Shipping Corporation at a charter rate that provided for a fixed 1.25% profit margin. However, prior to the second quarter of 2004, these conventional tankers were primarily employed on spot voyage charters directly to our customers. On average, the spot voyage charter rates earned by these conventional tankers in the first quarter of 2004 were higher than the time charter rates earned by these vessels in the first quarter of 2005, causing a decrease in net voyage revenues during 2005 compared to 2004. As a result of the transfer, OPCO no longer earns net voyage revenues from the conventional tankers chartered-in by Navion Shipping Ltd., which were all of the conventional tankers chartered-in during 2004 and 2005.

Vessel Operating Expenses. Vessel operating expenses decreased 0.5% to $22.7 million for 2005, from $22.8 million for 2004, primarily due to the 2005 Conventional Tanker Disposition, partially offset by the 2004 Conventional Tanker Delivery.

Time-Charter Hire Expense. Time-charter hire expense increased 4.6% to $203.8 million for 2005, from $194.9 million for 2004, primarily due to a 1.0% increase in the average number of ships chartered-in. In addition, the average per ship per day time-charter hire expense increased 3.5% to $18,194 for 2005, compared to $17,574 for 2004, due to the expiration of a number of charter hire contracts in 2004, which had daily rates that were slightly lower on average than the new charter hire contracts we entered into during 2005.

Depreciation and Amortization. Depreciation and amortization expense increased 2.7% to $21.1 million for 2005, from $20.6 million for 2004, primarily due to the 2004 Conventional Tanker Delivery, partially offset by the 2005 Conventional Tanker Disposition. Depreciation and amortization expense included amortization of drydocking costs of $1.9 million for 2005, compared to $1.7 million for 2004.

FSO Segment

The following table provides a summary of the changes in the average number of ships for the FSO segment.

	2005 (Average Number of Ships)	2004 (Average Number of Ships)	Percentage Change (%)
Owned Vessels	3	3	-

During 2004 and 2005, OPCO operated three FSO units. However, during the period from November 2003 to April 2004, one FSO unit, the Pattani Spirit, was undergoing a conversion from an Aframax-size conventional crude oil tanker to an FSO unit. Although this vessel was considered to be in the FSO fleet during the conversion, it did not earn revenue during that period and, accordingly, revenue days for the FSO segment were 24.4% lower in 2004 compared to 2005.

Net Voyage Revenues. Net voyage revenues decreased 6.0% to $23.4 million for 2005, from $24.9 million for 2004, primarily due to:

•	a decrease of $2.8 million due a negotiated reduction to the daily bareboat charter rate on one of the FSO units;

partially offset by

•	an increase of $1.5 million from a full year of operations of the Pattani Spirit during 2005 compared to 2004.

Vessel Operating Expenses. Vessel operating expenses remained consistent during 2005 and 2004.

Depreciation and Amortization. Depreciation and amortization expense increased 12.5% to $9.3 million for 2005, from $8.3 million for 2004, primarily due to a full year of operations of the Pattani Spirit during 2005 compared to 2004. Depreciation and amortization expense included amortization of drydocking costs of $0.4 million for both 2005 and 2004.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 30.4% to $85.9 million for 2005, from $65.8 million for 2004, primarily due to:

•	an increase of $8.4 million relating to the adoption of a long-term employee bonus plan during 2005;

•	an increase of $7.2 million in allocated general and administrative expenses from Teekay Shipping Corporation;

•	an increase of $4.5 million relating to the grant of restricted stock units of Teekay Shipping Corporation to employees in March 2005;

•	an increase of $3.1 million from the strengthening in the average Norwegian Kroner/U.S. Dollar exchange rate in 2005 compared to 2004; and

•	an increase of $0.7 million in ship management fees paid to a subsidiary of Teekay Shipping Corporation for the 2004 Conventional Tanker Delivery and one FSO unit;

partially offset by

•	special bonuses of $3.8 million accrued during 2004 in addition to regular bonuses under the annual bonus plan.

Interest Expense. Interest expense decreased 9.5% to $39.8 million for 2005, from $44.0 million for 2004, primarily due to:

•	a decrease of $6.5 million relating to the repayment of long-term debt; and

•	a decrease of $2.4 million relating to the repayment of interest-bearing advances from affiliates;

partially offset by

•	an increase of $4.7 million relating to an increase in the weighted-average interest rate on OPCO’s floating-rate debt.

Interest Income. Interest income increased 87.3% to $4.6 million for 2005, from $2.5 million for 2004, primarily due to an increase in average cash balances during 2005 compared to 2004.

Equity Income From Joint Ventures. Equity income from joint ventures decreased 15.6% to $5.2 million for 2005, from $6.2 million for 2004, primarily due to an increase in repair and maintenance activity on the shuttle tankers owned by joint ventures.

Gain on Sale of Marketable Securities. No marketable securities were sold in 2005. During 2004, all marketable securities were sold for proceeds of $135.4 million, which resulted in a gain on sale of marketable securities of $94.2 million. This gain on sale primarily represented the 2004 purchase and sale of a 16% interest in a Danish shipping company that primarily operates product tankers.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains were $34.2 million for 2005, compared to foreign currency exchange losses of $37.9 million for 2004. OPCO’s foreign currency exchange gains and losses, substantially all of which have been unrealized, are due primarily to the period-end revaluation of Norwegian Kroner-denominated advances from affiliates. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation compared to the rate in effect at the beginning of the year. Losses reflect a weaker U.S. Dollar against the Kroner on the date of revaluation compared to the rate in effect at the beginning of the year.

Income Tax Recovery (Expense). Income tax recovery was $13.9 million for 2005, compared to income tax expense of $28.2 million for 2004, primarily due to a $28.3 million decrease in deferred income tax expense relating to unrealized foreign exchange translation gains (losses) for 2005 and 2004, and $8.4 million deferred tax recovery from the restructuring of Norwegian shuttle tanker operations during the first quarter of 2005.

Other Income. Other income for 2005 was $8.9 million, which was primarily comprised of $11.0 million of leasing income from the VOC Equipment, partially offset by $1.9 million primarily relating to fees for early termination of certain ship management contracts and minority interest expense of $0.2 million.

Other income for 2004 was $11.9 million, which was primarily comprised of $8.4 million of leasing income from the VOC Equipment and $5.7 million of dividend income from marketable securities sold in 2004, partially offset by minority interest expense of $2.2 million.

Net Income. As a result of the foregoing factors, net income was $84.7 million for 2005, compared to $213.8 million for 2004.

Trends Relating to Income From Vessel Operations

Our income from vessel operations for the conventional tanker segment increased to $5.5 million in 2006 from a loss of $15.5 million in 2005, and declined from $104.4 million in 2004 to a loss of $15.5 million in 2005. The $21.0 million increase from 2005 to 2006 was primarily due to OPCO entering into new fixed-rate time charters with a subsidiary of Teekay Shipping Corporation for nine conventional vessels at rates which we believe are market-based charter rates and are higher than the rates earned from our previous charter arrangements with this subsidiary of Teekay Shipping Corporation and a decrease in general and administrative expenses due to the transfer of Navion Shipping Ltd. to Teekay Shipping Corporation in July 2006. The $119.9 million decline from 2004 to 2005 is primarily due to a $100.5 million decrease in net voyage revenues from our conventional tankers on charter to a subsidiary of Teekay Shipping Corporation. The hire rate in 2004 was significantly higher than 2005. Please read our results of operations for further information regarding these historical charter arrangements.

Our income from vessel operations for the FSO segment has declined from $5.6 million in 2005 to $3.7 million in 2006, and from $8.6 million in 2004 to $5.6 million in 2005. The $1.9 million decline from 2005 to 2006 is primarily due to a scheduled drydocking of one of our FSO units during the second half of 2006. The $3.0 million decline from 2004 to 2005 is primarily due to a negotiated reduction to the daily bareboat charter rate on one of our FSO units. Consequently, we do not expect this trend of decreasing income from vessel operations to continue for the FSO segment as we do not expect such a reduction in the daily charter rate to occur in the foreseeable future and we expect to add an additional FSO unit to our FSO segment beginning in the second quarter of 2007.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at December 31, 2006, total cash and cash equivalents was $114.0 million, compared to $129.0 million at December 31, 2005. Total liquidity, including cash and undrawn long-term borrowings, was $429.0 million as at December 31, 2006, down from $729.0 million as at December 31, 2005. The decrease in liquidity was mainly the result of settlement of advances from affiliates in connection with our initial public offering and scheduled reductions of revolving credit facilities, partially offset by cash assumed upon the consolidation of our five 50%-owned joint venture companies and cash generated from operations.

In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we and OPCO distribute all of our and its available cash, we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Years Ended December 31,
	2006 ($000’s)	2005 ($000’s)

Net cash flow from operating activities	155,710	152,687
Net cash flow from financing activities	(223,720)	(201,554)
Net cash flow from investing activities	53,010	34,124

Operating Cash Flows. Net cash flow from operating activities increased to $155.7 million in 2006, from $152.7 million in 2005, primarily due to the timing of our cash receipts and payments, partially offset by an increase in expenditures for drydocking. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates. The number of vessel drydockings tends to be uneven between years.

Financing Cash Flows. As at December 31, 2006, our total debt was $1,303.4 million, compared to $398.4 million as at December 31, 2005. As at December 31, 2006, we had two long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $1,395.0 million, of which $315.0 million was undrawn. As at December 31, 2006, each of our five 50%-owned joint ventures had an outstanding term loan, which totaled $223.4 million. The term loans reduce in monthly or semi-annual payments with varying maturities through 2015. Please read Item 18 - Financial Statements: Note 7 - Long-Term Debt.

Prior to our initial public offering in December 2006, advances under our revolving credit facilities, advances from Teekay Shipping Corporation and net cash flow from operations were used to finance OPCO’s investments in vessels and equipment and direct financing leases. Historically, advances under the revolving credit facilities have been loaned to Teekay Shipping Corporation to temporarily finance vessel construction and for other general corporate purposes. In effect, prior to the initial public offering, these revolving credit facilities were used as corporate-related debt of Teekay Shipping Corporation. Net proceeds from long-term debt, prepayments of long-term debt and net advances to affiliates during 2006 and 2005 reflect this use. Prior to our initial public offering, OPCO settled its advances from affiliates, which as at December 31, 2005 totaled $559.3 million, compared to $17.0 million as at December 31, 2006.

Scheduled debt repayments were $119.9 million during 2006 compared to $29.9 million during 2005. Repayment of capital lease obligations were $34.2 million during 2006 compared to $1.2 million during 2005. Debt prepayments were $493.5 million during 2006 compared to $1,382.1 million during 2005. Please read Item 18 - Financial Statements: Note 7 - Long-Term Debt.

In October 2006, OPCO amended one of its revolving credit facilities, terminated the other two and entered into a new $940 million revolving credit facility. The existing facilities have the following terms:

•
Amended Revolving Credit Facility. This 8-year amended reducing revolving credit facility allows OPCO and it subsidiaries to borrow up to $455 million and may be used for acquisitions and for general partnership purposes. Obligations under this credit facility are secured by first-priority mortgages on seven of our vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million.

•	New Revolving Credit Facility. This 8-year reducing revolving credit facility allows for borrowing of up to $940 million and may be used for acquisitions and for general partnership purposes. Obligations under this credit facility are secured by first-priority mortgages on 17 of our vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million. This credit facility allows OPCO to make working capital borrowings and loan the proceeds to us (which we could use to make distributions, provided that such amounts are paid down annually).

OPCO’s term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at December 31, 2006, we had guaranteed $45.0 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt in two of these 50%-owned joint venture companies. Teekay Shipping Corporation and our joint venture partner have guaranteed the remaining $178.4 million.

Interest payments on the revolving credit facilities and term loans are based on LIBOR plus margins. At December 31, 2006, the margins ranged between 0.45% and 0.80%, compared to 0.60% and 0.70% at December 31, 2005.

All of the OPCO’s vessel financings are collaterized by the applicable vessels. The term loans used to finance the five 50%-owned joint venture shuttle tankers and OPCO’s two revolving credit facility agreements contain covenants and other restrictions typical of debt financing secured by vessels, including those that restrict the relevant subsidiaries from:

• incurring or guaranteeing indebtedness;

• changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;

• making dividends or distributions when in default of the relevant loans;

• making capital expenditures in excess of specified levels;

• making certain negative pledges or granting certain liens;

• selling, transferring, assigning or conveying assets; or

• entering into a new line of business.

In addition, OPCO’s two revolving credit facilities and three of the term loans contain covenants that require OPCO to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines) of $75.0 million and at least 5.0% of our total consolidated debt.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.

We are exposed to the impact of interest rate changes primarily through OPCO’s unhedged floating-rate borrowings. As at December 31, 2006, unhedged floating-rate borrowings totaled $158.4 million. Significant increases in interest rates could adversely affect operating margins, results of operations and OPCO’s ability to service the debt. OPCO uses interest rate swaps to reduce our exposure to market risk from changes in interest rates. Please read Item 11 - Quantitative and Qualitative Disclosures About Market Risk.

Investing Cash Flows

During 2006 and 2005, OPCO incurred $31.1 million and $24.8 million, respectively, of vessel upgrade and conversion costs as well as purchases of equipment. During 2006, OPCO received proceeds of $61.7 primarily from the sale of two older shuttle tankers. During 2005, OPCO received proceeds of $73.2 million from the sale of three older shuttle tankers.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2006:

	Total	2007	2008 and 2009	2010 and 2011	Beyond 2011
	(in millions of U.S. dollars)
Long-term debt (1)	1,303.4	17.7	104.9	251.2	929.6
Chartered-in vessels (operating leases)	597.1	147.7	180.7	137.2	131.5
Advances from affiliates	17.0	17.0	-	-	-
Commitment for volatile organic compound emissions equipment	8.7	8.7	-	-	-
Total contractual obligations	1,926.2	191.1	285.6	388.4	1,061.1
_________

(1)   Excludes expected interest payments of $77.4 million (2007), $147.4 million (2008 and 2009), $128.1 million (2010 and 2011) and $116.1 million (beyond 2011). Expected interest payments are based on LIBOR, plus margins which ranged between 0.45% and 0.80% as at December 31, 2006. The expected interest payments do not reflect the effect of related interest rate swaps that hedge certain of the floating-rate debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management of our general partner reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 - Financial Statements: Note 1 Summary of Significant Accounting Policies.

Revenue Recognition

Description. We generate a majority of our revenues from voyages servicing contracts of affreightment and time charters and, to a lesser extent, bareboat charters and spot voyages. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.

Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. In the case of our shuttle tankers servicing contracts of affreightment, a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. We do not begin recognizing voyage revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the percentage of completion method, our voyage revenues could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for our vessels, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for 25 years. In the shipping industry, the use of a 25-year vessel life has become the prevailing standard. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment.

Drydocking

Description. We drydock each of our shuttle tankers and conventional oil tankers periodically for inspection, repairs and maintenance and for any modifications to comply with industry certification or governmental requirements. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of the drydocking to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each vessel every two and a half to five years, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date we will adjust our annual amortization of drydocking expenditures.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charters, are amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. In the fourth quarter of 2006, OPCO completed its annual impairment testing of goodwill using the methodology described above, and determined there was no impairment. If actual results are not consistent with assumptions and estimates, we may be exposed to a goodwill impairment charge. As at December 31, 2006 and 2005, the net book value of goodwill was $127.1 million and $130.5 million, respectively. The decrease in goodwill is due to the sale of two Norwegian subsidiaries from OPCO to Teekay Shipping Corporation during 2006.

Amortization expense of intangible assets for 2006 and 2005 was $12.1 million and $14.9 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets. As at December 31, 2006 and 2005, the net book value of intangible assets was $66.4 million and $78.5 million, respectively.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Management of Teekay Offshore Partners L.P.

Teekay Offshore GP L.L.C., our general partner, manages our operations and activities. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

Our general partner owes a fiduciary duty to our unitholders. Our general partner is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.

The directors of our general partner oversee our operations. The day-to-day affairs of our business are managed by the officers of our general partner and key employees of certain of our controlled affiliates, including OPCO. Employees of certain subsidiaries of Teekay Shipping Corporation provide assistance to us and OPCO (and, we expect, to subsidiaries through which we intend to conduct additional operations in the future) pursuant to services agreements. Please see Item 7- Major Unitholders and Related Party transactions.

The Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Shipping Corporation, Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. and Teekay Offshore GP L.L.C., our general partner. Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Shipping Corporation and the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. and of Teekay Offshore GP L.L.C. The amount of time Mr. Evensen allocates among our business and the businesses of Teekay Shipping Corporation and Teekay GP L.L.C. varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We believe Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.

Teekay Offshore Operating GP L.L.C., the general partner of OPCO, manages OPCO’s operations and activities. The Board of Directors of Teekay Offshore GP L.L.C., our general partner, has the authority to appoint and elect the directors of Teekay Offshore Operating GP L.L.C., who in turn appoint the officers of Teekay Offshore Operating GP L.L.C. Some of the directors and officers of our general partner also serve as directors or executive officers of OPCO’s general partner. Any amendment to OPCO’s partnership agreement or to the limited liability company agreement of OPCO’s general partner must be approved by the conflicts committee of the Board of Directors of our general partner, Teekay Offshore GP L.L.C. Other actions affecting OPCO, including, among other things, the amount of its cash reserves, must be approved by our general partner’s Board of Directors on our behalf.

Officers of our general partner and those individuals providing services to us, OPCO or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Shipping Corporation or its affiliates. Our general partner intends to seek to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Directors and Executive Officers of Teekay Offshore GP L.L.C.

The following table provides information about the directors and executive officers of our general partner, Teekay Offshore GP L.L.C. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o Bayside House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Commonwealth of The Bahamas. Ages of the directors are as of December 31, 2006.

Name	Age	Position
C. Sean Day	57	Chairman (1)
Bjorn Moller	49	Vice Chairman (1)
Peter Evensen	48	Chief Executive Officer, Chief Financial Officer and Director
David L. Lemmon	64	Director (2)
Carl Mikael L.L. von Mentzer	62	Director (2)
John J. Peacock	63	Director (2)

(1) Member of Corporate Governance Committee

(2) Member of Audit Committee and Conflicts Committee

Certain biographical information about each of these individuals is set forth below.

C. Sean Day has served as Chairman of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. Mr. Day has served as Chairman of Teekay Shipping Corporation’s Board of Directors since 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation. Mr. Day serves as the Chairman of Teekay GP LLC., the general partner of Teekay LNG Partners L.P. since it was formed in November 2004. Mr. Day also serves as the Chairman of Compass Diversified Trust.

Bjorn Moller has served as the Vice Chairman of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. Mr. Moller is the President and Chief Executive Officer of Teekay Shipping Corporation and has held those positions since April 1998. Mr. Moller has over 25 years’ experience in the shipping industry and has served in senior management positions with Teekay Shipping Corporation for more than 15 years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Shipping Corporation’s global chartering operations and business development activities. Mr. Moller has also served as the Vice Chairman and as a director of Teekay GP L.L.C. since it was formed in November 2004. In December 2006, he was appointed Chairman of the International Tankers Owners Pollution Federation.

Peter Evensen has served as the Chief Executive Officer and Chief Financial Officer and as a Director of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. Mr. Evensen is also the Executive Vice President and Chief Strategy Officer of Teekay Shipping Corporation. He joined Teekay Shipping Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He served as Executive Vice President and Chief Financial Officer of Teekay Shipping Corporation from February 2004 until he was appointed to his current role in November 2006. Mr. Evensen has also served as Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a director of Teekay GP L.L.C. since January 2005. Mr. Evensen has over 20 years’ experience in banking and shipping finance. Prior to joining Teekay Shipping Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

David L. Lemmon has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Mr. Lemmon currently serves on the Board of Directors of Kirby Corporation, a position he has held since April 2006. Mr. Lemmon was President and Chief Executive Officer of Colonial Pipeline Company from 1997 until his retirement from that company in March 2006.

Carl Mikael L.L. von Mentzer has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Mr. von Menzer has over 30 years' experience in the shipbuilding and offshore oil industries. Since 1998, Mr. von Mentzer has served as a non-executive director of Concordia Maritime AB in Gothenburg, Sweden and since 2002 has served as its Deputy Chairman of its Board of Directors. Prior to this, Mr. von Mentzer served in executive positions with various shipping and offshore oil companies, including Gotaverken Ardenal AB and Safe Partners AB in Gothenburg, Sweden and OAG Ltd. in Aberdeen, Scotland. He has also previously served as a non-executive director for Northern Offshore Ltd., in Oslo, Norway, and GVA Consultants in Gothenburg, Sweden.

John J. Peacock has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Mr. Peacock is currently the President and Chief Operating Officer of Fednav International Ltd., positions he has held since 1998. He also serves as Executive Vice-President and director of Fednav Limited. Mr. Peacock joined Fednav Limited in 1979 as its Treasurer, and in 1984 became Vice President, Finance and a director of the Fednav Group of companies, a Canadian ocean-going dry-bulk shipowning and chartering group. Mr. Peacock has over 40 years' accounting experience. Prior to joining the Fednav Group, Mr. Peacock was a partner with Clarkson Gordon (now Ernst & Young) in Montreal, Canada. Mr. Peacock also currently serves as a director of Oceanex Inc.

Directors and Executive Officers of Teekay Offshore Operating GP L.L.C.

The following table provides information about the directors and executive officers of Teekay Offshore Operating GP L.L.C., the general partner of OPCO. Directors are appointed for one-year terms. The business address of each director and executive officer of Teekay Offshore Operating GP L.L.C. listed below is c/o Bayside House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Commonwealth of The Bahamas. Ages of the directors are as of December 31, 2006.

Name	Age	Position
C. Sean Day	57	Chairman
Bjorn Moller	49	Vice Chairman
Peter Evensen	48	Chief Executive Officer, Chief Financial Officer and Director

As described above, the directors and executive officers of Teekay Offshore Operating GP L.L.C. also serve as directors or executive officers of Teekay Offshore GP L.L.C. The business experience of these individuals is included above.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our general partner does not receive any management fee or other compensation for managing us. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. Our general partner did not incur any of such expenses during 2006.

Executive Compensation

We and our general partner were formed in August 2006. OPCO’s general partner was formed in September 2006. Neither our general partner nor OPCO’s general partner paid any compensation to its directors or officers or accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to December 31, 2006. Because Peter Evensen, the Chief Executive Officer and Chief Financial Officer of our general partner and of OPCO’s general partner, is an employee of Teekay Shipping Corporation, his compensation (other than any awards under the long-term incentive plan described below and the 2005 long term incentive plan of Teekay LNG Partners, L.P.) is set and paid by Teekay Shipping Corporation, and we reimburse Teekay Shipping Corporation for time he spends on our partnership matters.

The corporate governance committee of the Board of Directors of OPCO’s general partner establishes the compensation for any key employees of OPCO. Officers and employees of our general partner, OPCO’s general partner or their respective affiliates may participate in employee benefit plans and arrangements sponsored by Teekay Shipping Corporation, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Officers of our general partner or Teekay Shipping Corporation who also serve as directors of our general partner or OPCO’s general partner do not receive additional compensation for their service as directors. Each non-management director receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-management directors receive a director fee of $30,000 per year and common units with an aggregate maximum value of $15,000 per year. The Chairman receives an additional fee of $85,000, members of the audit and conflicts committees each receive a committee fee of $5,000 per year, and the chairs of the audit committee and conflicts committee receive an additional fee of $5,000 per year for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Our directors were appointed in December 2006 and received no compensation during 2006.

2006 Long-Term Incentive Plan

Our general partner has adopted the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. During March 2007, we granted 2,856 common units to our general partner’s non-employee directors and Chairman under the 2006 Long-Term Incentive Plan.

C. Board Practices

Teekay Offshore GP L.L.C., our general partner, manages our operations and activities. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

Our general partner’s Board of Directors (or the Board) currently consists of five members. Directors are appointed to serve until their successor is appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised solely of independent members, except for the Corporate Governance Committee, and operates under a written charter adopted by the Board, other than the Conflicts Committee. The committee charters for the Audit Committee and Corporate Governance Committee are available under “Other Information - Corporate Governance” in the Investor Centre of our web site at www.teekayoffshore.com.

Audit Committee. The Audit Committee of our general partner is composed of three or more directors, each of whom must meet the independence standards of the NYSE, the SEC and any other applicable laws and regulations governing independence from time to time. This committee is currently comprised of directors John J. Peacock (Chair), David L. Lemmon and Carl Mikael L.L. von Mentzer. All members of the committee are financially literate and the Board has determined that Mr. Lemmon qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our financial statements;
•	our compliance with legal and regulatory requirements;
•	the qualifications and independence of our independent auditor ; and
•	the performance of our internal audit function and our independent auditor.

Conflicts Committee. The Conflicts Committee of our general partner is composed of the same directors constituting the Audit Committee, being David L. Lemmon (Chair), John J. Peacock, and Carl Mikael L.L. von Mentzer. The members of the Conflicts Committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a Board of Directors and certain other requirements.

The Conflicts Committee:

•	reviews specific matters that the Board believes may involve conflicts of interest; and
•	determines if the resolution of the conflict of interest is fair and reasonable to us.

Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders.

Corporate Governance Committee. The Corporate Governance Committee of our general partner is composed of at least two directors, a majority of whom must meet the independence standards established by the NYSE. This committee is currently comprised of directors C. Sean Day (Chair) and Bjorn Moller.

The Corporate Governance Committee:

•	maintains oversight of the operation and effectiveness of the Board and its corporate governance.
•	develops, updates and recommends to the Board corporate governance principles and policies applicable to us and our general partner and monitors compliance with these principles and policies; and
•	oversees director compensation and the long-term incentive plan described above.

D. Employees

Crewing and Staff

As of December 31, 2006, approximately 2,100 seagoing staff served on OPCO’s vessels and approximately 200 staff served on shore in technical, commercial and administrative roles in various countries. OPCO directly employs approximately 18% of the on-shore staff and employs no seagoing staff directly. Certain subsidiaries of Teekay Shipping Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Shipping Corporation subsidiaries also provide on-shore advisory, operational and administrative support to OPCO’s operating subsidiaries pursuant to service agreements. Please see Item 7- Major Unitholders and Related Party transactions.

Teekay Shipping Corporation regards attracting and retaining motivated seagoing personnel as a top priority, and offers seafarers highly competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

Teekay Shipping Corporation has entered into a Collective Bargaining Agreement with the Polish Seafarers’ Union and the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate OPCO’s Bahamian-flagged vessels. Substantially all officers and seamen for the Norway-flagged vessels are covered by a collective bargaining agreement with Norwegian unions (Norwegian Maritime Officers’ Association, Norwegian Union of Marine Engineers and the Norwegian Seafarers’ Union). We believe Teekay Shipping Corporation’s relationships with these labor unions are good.

Our commitment to training is fundamental to the development of the highest caliber of seafarers for marine operations. Teekay Shipping Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Shipping Corporation has relationships with training institutions in Australia, Canada, Croatia, India, Latvia, Norway, Philippines, South Africa and the United Kingdom. After receiving formal instruction at one of these institutions, cadet training continues on board vessels. Teekay Shipping Corporation also has a career development plan that was devised to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 15, 2007, of our units by all directors and officers of our general partner and key employees as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 14, 2007 (60 days after March 15, 2007) through the exercise of any unit option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned	Subordinated Units Owned	Percentage of Subordinated Units Owned	Percentage of Total Common and Subordinated Units Owned (3)
All directors and officers as a group (6 persons) (1) (2)	285,000	2.91%	-	-	1.45%

(1)
Excludes units owned by Teekay Shipping Corporation, on the board of which serve the directors of our general partner, C. Sean Day and Bjorn Moller. In addition, Mr. Moller is Teekay Shipping Corporation’s President and Chief Executive Officer, and Peter Evensen, our general partner’s Chief Executive Officer and Chief Financial Officer and a Director, is Teekay Shipping Corporation’s Executive Vice President and Chief Strategy Officer.

(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common and subordinated units.

(3)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Shipping Corporation.

Item 7. Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership, of our common and subordinated units by each person we know to beneficially own more than 5% of the common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 14, 2007 (60 days after March 15, 2007) through the exercise of any unit option or other right. The unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.
Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned	Subordinated Units Owned	Percentage of Subordinated Units Owned	Percentage of Total Common and Subordinated Units Owned
Teekay Shipping Corporation (1)	1,750,000	17.9%	9,800,000	100.0%	58.9%
Luxor Capital Group, LP, Luxor Management, LLC, and Christian Leone, as a group (2)	743,150	7.6%	-	-	3.8%
Neuberger Berman, Inc. and Neuberger Berman, LLC, as a group (3)	502,000	5.1%	-	-	2.6%
_________

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Shipping Corporation.

(2)
Includes shared voting power and shared dispositive power as to 743,150 units. Luxor Capital Group, LP, Luxor Management, LLC, and Christian Leone all have shared voting and dispositive power. Luxor Capital Group, LP serves as an investment manager of Luxor Capital Group, LP’s mutual funds. This information is based on the Schedule 13G/A filed by this group with the SEC on February 14, 2007.

(3)
Includes sole voting power as to 409,250 units and shared dispositive power as to 502,000 units. Both Neuberger Berman, LLC and Neuberger Berman Management Inc. have shared dispositive power. Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-advisor and investment manager, respectively, of Neuberger Berman Inc.’s mutual funds. This information is based on the Schedule 13G filed by this group with the SEC on February 13, 2007.

Our majority unitholders have the same voting rights as our other unitholders. We are controlled by Teekay Shipping Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Partnership.

B. Related Party Transactions

a)
Pursuant to a Contribution, Conveyance and Assumption Agreement, prior to the closing of our initial public offering on December 19, 2006, Teekay Shipping Corporation sold to us a 25.99% limited partner interest in OPCO and its subsidiaries and a 100% interest in Teekay Offshore Operating GP L.L.C., which owns the 0.01% general partner interest in OPCO, in exchange for (a) the issuance to Teekay Shipping Corporation of 2,800,000 common units and 9,800,000 subordinated units in us and a $134.6 million non-interest bearing promissory note and (b) the issuance of the 2.0% general partner interest in us and all of our incentive distribution rights to Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation. We control OPCO through our ownership of OPCO’s general partner, and Teekay Shipping Corporation owns the remaining 74.0% interest in OPCO. We subsequently repaid the $134.6 million promissory note with the net proceeds from our initial public offering.

b)
Concurrently with the closing of our initial public offering, we used $20.6 million of the net proceeds from our offering to redeem 1.05 million common units from Teekay Shipping Corporation. The number of units redeemed from Teekay Shipping Corporation equal the number of units for which the underwriters exercised their over-allotment option.

c)
In connection with our initial public offering we entered into an omnibus agreement with Teekay Shipping Corporation, Teekay LNG Partners L.P., our general partner and others. The following discussion describes provisions of the omnibus agreement.

Noncompetition. Under the omnibus agreement, each of Teekay Shipping Corporation and Teekay LNG Partners L.P. has agreed, and has caused their respective controlled affiliates other than us to agree, not to engage in, acquire or invest in any business that owns, operates or charters (a) dynamically-positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less than three years, excluding extension options), (b) FSO units or (c) FPSO units (collectively offshore vessels). This restriction does not apply to any tankers that Teekay LNG Partners L.P. currently owns, operates or maintains that may be subsequently converted to offshore vessels. The restriction does not prevent Teekay Shipping Corporation, Teekay LNG Partners L.P. or any of their respective controlled affiliates from:

•	owning, operating or chartering offshore vessels if the remaining duration of the time charter or contract of affreightment for the vessel, excluding any extension options, is less than three years;

•
owning, operating or chartering offshore vessels and related time charters or contracts of affreightment acquired as part of a business or package of assets if a majority of the value of the total assets or business acquired is not attributable to the offshore vessels and related time charters and contracts of affreightment, as determined in good faith by Teekay Shipping Corporation’s Board of Directors or the conflicts committee of the Board of Directors of Teekay LNG Partners L.P.’s general partner, as applicable; however, if at any time Teekay Shipping Corporation or Teekay LNG Partners L.P. completes such an acquisition, it must, within 365 days of the closing of the transaction, offer to sell the offshore vessels and related time charters and contracts of affreightment to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation or Teekay LNG Partners L.P. that would be required to transfer the offshore vessels and related time charters and contracts of affreightment to us separately from the acquired business or package of assets;

•
owning, operating or chartering offshore vessels and related time charters and contracts of affreightment that relate to a tender, bid or award for a proposed offshore project that Teekay Shipping Corporation submits or receives; however, at least 365 days after the delivery date of any such offshore vessel, Teekay Shipping Corporation must offer to sell the vessel and related time charter or contract of affreightment to us, with the vessel valued (a) for newbuildings originally contracted by Teekay Shipping Corporation, at its “fully-built-up cost” (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Shipping Corporation to acquire, construct and/or convert and bring such offshore vessel to the condition and location necessary for our intended use, plus project development costs for completed projects and projects that were not completed but, if completed, would have been subject to an offer to us) and (b) for any other vessels, Teekay Shipping Corporation’s cost to acquire a newbuilding from a third party or the fair market value of an existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the “fully-built-up cost” of converting the vessel prior to delivery to us;

•
owning, operating or chartering offshore vessels subject to the offers to us described in the immediately preceding two paragraphs pending our general partner’s determination whether to accept such offers and pending the closing of any offers we accept;

•
owning, operating or chartering offshore vessels and related time charters and contracts of affreightment if our general partner has previously advised Teekay Shipping Corporation or Teekay LNG Partners L.P. that our general partner’s Board of Directors has elected, with the approval of its conflicts committee, not to cause us or our controlled affiliates to acquire the vessels and related time charters and contracts of affreightment;

•
acquiring up to a 9.9% equity ownership, voting or profit participation interest in any publicly-traded company that engages in, acquires or invests in any business that owns, operates or charters offshore vessels and related time charters or contracts of affreightment;

•	owning a limited partner interest in OPCO or owning shares of Petrojarl; or

•	providing ship management services relating to owning, operating or chartering offshore vessels and related time charters or contracts of affreightment.

If Teekay Shipping Corporation or Teekay LNG Partners L.P. or any of their respective affiliates owns, operates or charters offshore vessels pursuant to any of the exceptions described above, no such entity may subsequently expand that portion of its business other than pursuant to those exceptions.

In addition to the exceptions described above, unless Teekay Shipping Corporation acquires 100% of Petrojarl, Petrojarl may continue to own, operate and charter its current fleet. If Teekay Shipping Corporation acquires 100% of Petrojarl, we would have certain rights to acquire Petrojarl’s fleet.

Under the omnibus agreement we have agreed, and have caused our controlled affiliates to agree, not to own, operate or charter conventional crude oil tankers. This restriction does not:

•
apply to any conventional crude oil tankers currently owned, operated or chartered by us or any of our controlled affiliates, or the ownership, operation or chartering of any conventional crude oil tankers that replace any of those oil tankers (or Replacement Oil Tankers) in connection with:

-
the destruction or total loss of the original tanker; the tanker being damaged to an extent that makes repairing it uneconomical or renders it permanently unfit for normal use, as determined in good faith by our general partner within 90 days after the occurrence of the damage; or the tanker's condemnation, confiscation, requisition or a similar taking of title to or use of it that continues for at least six months; or

-
the replacement of a time charter existing on the closing of this offering, where the tanker that was subject to the charter has been sold or transferred due to the exercise by the customer of its right under the charter to cause the sale or transfer;

•	prevent us or any of our controlled affiliates from:

-  owning, operating or chartering conventional crude oil tankers and any related time charters acquired as part of a business or package of assets, if a majority of the value of the total assets or business acquired is not attributable to the crude oil tankers and any related charters, as determined in good faith by the conflicts committee of our general partner's Board of Directors; however, if at any time we complete such an acquisition we must within 30 days of the closing of the acquisition offer to sell the oil tankers and time charters to Teekay Shipping Corporation for fair market value plus any additional tax or other similar costs to us that would be required to transfer the oil tankers and time charters to Teekay Shipping Corporation separately from the acquired business or package of assets;

-  owning, operating or chartering conventional crude oil tankers and related charters subject to the offer to Teekay Shipping Corporation described in the preceding paragraph pending its determination whether to accept such offer and pending the closing of any offer it accepts;

-  acquiring up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that engages in, acquires or invests in any business that owns, operates or charters conventional crude oil tankers and related charters;

-  owning, operating or chartering conventional crude oil tankers and related charters if Teekay Shipping Corporation has previously advised our general partner that it has elected not to acquire those tankers; or

-  operating our shuttle tankers in conventional crude oil tanker trades under contracts with a duration of less than three years.

If we or any of our controlled affiliates owns, operates or charters conventional crude oil tankers and related charters pursuant to any of the exceptions described above, neither we nor such affiliate may subsequently expand that portion of our or its business other than pursuant to those exceptions.

In addition, under the omnibus agreement, we have agreed, and have caused our controlled affiliates to agree, not to engage in, acquire or invest in any business that owns, operates or charters LNG carriers and related time charters, subject to certain exceptions.

Rights of First Offer on Shuttle Tankers, FSO Units, FPSO Units, Conventional Oil Tankers and LNG Carriers. Under the omnibus agreement, Teekay Shipping Corporation and Teekay LNG Partners L.P. have granted to us a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any offshore vessels that, at the time of the proposed sale, transfer or other disposition, is subject to a time charter or contract of affreightment with a remaining term, excluding extension options, of at least three years or (b) chartering-out after the closing of this offering of any offshore vessel pursuant to a time charter or contract of affreightment with a term, excluding extension options, of at least three years. For any such proposed chartering-out by Teekay Shipping Corporation (or any of its controlled affiliates other than us or Petrojarl), Teekay Shipping Corporation granted to us an alternative right to purchase the applicable vessel for its fair market value. Likewise, we granted similar rights of first offer (other than the purchase right in connection with a chartering) to Teekay Shipping Corporation for any conventional crude oil tankers and to Teekay LNG Partners L.P. for any LNG carriers we or OPCO own or might acquire or charter. Teekay Shipping Corporation and Teekay LNG Partners provide to and receive from one another rights similar to those relating to us, but with respect to LNG carriers for Teekay LNG Partners L.P. The rights of first offer under the omnibus agreement do not apply to (a) a sale, transfer or other disposition of vessels between any controlled affiliates or pursuant to the terms of any charter, contract of affreightment or other agreement with a charter party or the party to the contract of affreightment or (b) the re-chartering of any Replacement Oil Tanker to another charter party that is not an affiliate of the existing charter party.

We also have the right to purchase, for fair market value, Petrojarl’s existing offshore vessels and any of its joint venture interests (in each case to the extent involving an offshore vessel subject to a time charter or contract of affreightment with a remaining term of at least three years, excluding extension options) if Teekay Shipping Corporation acquires 100% of Petrojarl. Petrojarl has four FPSOs and one shuttle tanker, with only two of the FPSOs currently subject to contracts with a term exceeding three years. Although Teekay Shipping Corporation has an interest in acquiring 100% of Petrojarl, it may choose not to do so, and a purchase would be contingent on the minority holders’ agreement to sell.

d)
We and certain of our subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation, pursuant to which the Teekay Shipping Corporation subsidiaries provide to us administrative, advisory, technical and strategic consulting services and ship management. These services are provided in a commercially reasonably manner and upon the reasonable request of our general partner or our operating subsidiaries, as applicable. The Teekay Shipping Corporation subsidiaries that are parties to the services agreements may provide these services directly or may subcontract for certain of these services with other entities, including other Teekay Shipping Corporation subsidiaries. We pay an arm's-length fee for the services that includes reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Shipping Corporation subsidiaries incur in providing these services. During the period from December 19, 2006 to ended December 31, 2006, the Partnership incurred $0.3 million of costs under these agreements.

e)
During March 2004, a subsidiary of Teekay Shipping Corporation acquired from Navion Shipping Ltd. the right to charter-in and market Navion Shipping Ltd.’s vessels in the spot market at a fee of 1.25% over Navion Shipping Ltd.’s charter-in cost.

On July 1, 2006, the Predecessor sold Navion Shipping Ltd. to a subsidiary of Teekay Shipping Corporation for $53.7 million. The resulting gain on sale of $18.5 million was accounted for as an equity contribution by Teekay Shipping Corporation.

During the first half of 2006 and the years ended December 31, 2005 and 2004, the Predecessor earned $84.8 million, $205.9 million and $156.0 million, respectively, of time charter revenue pursuant to this agreement with Navion Shipping Ltd.

During the first half of 2006 and the years ended December 31, 2005 and 2004, the Predecessor earned $5.1 million, $8.2 million and $8.7 million, respectively, of management fees from commercial management services provided to a subsidiary of Teekay Shipping Corporation, relating to the vessels chartered from Navion Shipping Ltd.

f)
During 2006, the Predecessor paid $11.9 million to Teekay Shipping Corporation for it to assume the time charter contract for one of the Predecessor’s in-chartered shuttle tankers, the Borga. The resulting $11.9 million loss on sale has been accounted for as an equity distribution to Teekay Shipping Corporation.

g)
On October 1, 2006, OPCO entered into new time-charter contracts for its nine Aframax-class conventional tankers with a subsidiary of Teekay Shipping Corporation at market-based daily rates for terms of five to twelve years. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate. Pursuant to these time-charter contracts, OPCO earned net voyage revenues of $22.3 million during the three months ended December 31, 2006.

During the first nine months of 2006 and the years ended December 31, 2005 and 2004, seven of these nine tankers were employed on time-charter contracts with a subsidiary of Teekay Shipping Corporation. The rates earned by each vessel, which were generally lower than market rates, depended upon the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures. Pursuant to these time-charter contracts, the Predecessor earned voyage revenues of $24.6 million, $27.9 million and $70.1 million during the first nine months of 2006 and the years ended December 31, 2005 and 2004, respectively.

h)
Eight of OPCO’S Aframax conventional oil tankers and two FSO units are managed by subsidiaries of Teekay Shipping Corporation. Pursuant to the associated management services agreements, the Partnership incurred general and administrative expenses of $5.3 million, $5.4 million and $4.7 million during the years ended December 31, 2006, 2005 and 2004, respectively.

i)
In February 2006, Teekay Shipping Corporation announced that it has been awarded 13-year fixed-rate contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to Fronape International Company, a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A.. In connection with these contracts, Teekay Shipping Corporation has exercised the purchase option on a 2000-built Aframax tanker that previously traded as part of Teekay Shipping Corporation’s spot rate chartered-in fleet and has acquired a 2006-built Suezmax tanker, both of which will be converted to shuttle tankers during the first half of 2007. The purchase price for these two vessels, including conversion costs, is approximately $176.3 million. Pursuant to the omnibus agreement described above, Teekay Shipping Corporation is obligated to offer these two vessels to us within one year of each vessel’s delivery. The third vessel is a 2003-built Suezmax shuttle tanker from our shuttle tanker fleet that commenced operation under these contracts in July 2006.

j)
In June 2006, Teekay Shipping Corporation and Petrojarl ASA entered into an agreement to form, as equal partners, a joint venture company called Teekay Petrojarl Offshore that would focus on pursuing new opportunities involving FPSO units, FSO units and other mobile oil production solutions. Each partner has agreed to pursue all such projects exclusively through the joint venture, other than projects existing at the time of the agreement or redeployment opportunities for then-existing FPSO units and FSO units, including all current FSO units in OPCO. Either party may pursue, alone or with third parties, any projects the other partner declines for the joint venture to pursue. The joint venture partners will share cash flow of the joint venture in proportion to their relative capital contributions and each partner has equal voting power on a four-person governing board. Pursuant to the omnibus agreement described above, Teekay Shipping Corporation, if and when Teekay Shipping Corporation obtains 100% interest in Petrojarl ASA, is obligated to offer to us its interest in certain FPSO projects under the joint venture agreement. On October 18, 2006, Teekay Shipping Corporation completed a tender offer for the outstanding shares of Petrojarl ASA, resulting in Teekay Shipping Corporation owning a majority of, and having the ability to control, Petrojarl ASA. On December 1, 2006, Petrojarl ASA was renamed Teekay Petrojarl ASA.

k)
In January 2007, Teekay Shipping Corporation ordered two Aframax shuttle tanker newbuildings which are scheduled to deliver during the third quarter of 2010, for a total cost of approximately $240 million. It is anticipated that these vessels will be offered to us and will be used to service either new long-term, fixed-rate contracts Teekay Shipping Corporation may be awarded prior to delivery or our contracts of affreightment in the North Sea.

l)
C. Sean Day is the Chairman of our general partner, Teekay Offshore GP L.L.C., and of Teekay Offshore Operating GP L.L.C., the general partner of OPCO. He also is the Chairman of Teekay Shipping Corporation and Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., a publicly-held partnership controlled by Teekay Shipping Corporation.

Bjorn Moller is the Vice Chairman of Teekay Offshore GP L.L.C., Teekay Offshore Operating GP L.L.C. and Teekay GP L.L.C. He also is the President and Chief Executive Officer and a director of Teekay Shipping Corporation.

Peter Evensen is the Chief Executive Officer and Chief Financial Officer and a director of Teekay Offshore GP L.L.C., Teekay Offshore Operating GP L.L.C. and Teekay GP L.L.C. He also is the Executive Vice President and Chief Strategy Officer of Teekay Shipping Corporation.

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements and Notes

Please see Item 18 below for additional information required to be disclosed under this Item.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•
Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to our general partner’s broad discretion to establish reserves and other limitations.

•
The Board of Directors of OPCO’s general partner, Teekay Offshore Operating GP L.L.C. (subject to approval by the Board of Directors of our general partner), has authority to establish reserves for the prudent conduct of OPCO’s business. The establishment of these reserves could result in a reduction in cash distributions.

•
While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended.

•
Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by the Board of Directors of our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to you if distribution would cause our liabilities to exceed the fair value of our assets.

•
We may lack sufficient cash to pay distributions to our unitholders due to decreases in net voyage revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance capital expenditures or anticipated cash needs.

•
Our distribution policy may be affected by restrictions on distributions under OPCO’s credit facility agreements, which contain material financial tests and covenants that must be satisfied. Should OPCO be unable to satisfy these restrictions included in the credit agreements or if OPCO is otherwise in default under the credit agreements, it would be prohibited from making cash distributions to us, which would materially hinder our ability to make cash distributions to you, notwithstanding our stated cash distribution policy.

•
If we make distributions out of capital surplus, as opposed to operating surplus (as such terms are defined in our partnership agreement), such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.35 per unit, or $1.40 per unit per year, prior to any distribution on our subordinated units to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Our general partner has the authority to determine the amount of our available cash for any quarter. This determination, as well as all determinations made by the general partner, must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreements.

Commencing after the date of our initial public offering, cash distributions declared during February 2007 for the quarter ended December 31, 2006, were $1.0 million, or $0.05 per unit, prorated for the period of December 19 to December 31, 2006.

Subordination Period

During the subordination period applicable to the subordinated units held by Teekay Shipping Corporation, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner's merger or consolidation with or into, or sale of all or substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distributions rights to a third party prior to December 31, 2016.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions'' are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount,'' until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has contributed any capital necessary to maintain its 2.0% general partner interest and has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98.0%	2.0%
First Target Distribution	Up to $0.4025	98.0%	2.0%
Second Target Distribution	Above $0.4025 up to $0.4375	85.0%	15.0%
Third Target Distribution	Above $0.4375 up to $0.525	75.0%	25.0%
Thereafter	Above $0.525	50.0%	50.0%

B. Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9. The Offer and Listing

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “TOO". The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated.

Year Ended	Dec. 31, 2006 (1)

High	26.77
Low	21.00

Quarter Ended	Dec. 31, 2006 (1)

High	26.77
Low	21.00

Months Ended	Mar. 31, 2007	Feb. 28, 2007	Jan. 31, 2007	Dec. 31, 2006 (1)

High	31.66	30.33	28.00	26.77
Low	29.00	27.99	26.00	21.00
________

(1)	Period beginning December 13, 2006.

Item 10. Additional Information

Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in Amendment No. 1 to our Registration Statement on Form F-1 filed with the SEC on December 8, 2006: "The Partnership Agreement," "Description of the Common Units - The Units," Conflicts of Interest and Fiduciary Duties" and "Our Cash Distribution Policy and Restrictions on Distributions."

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

a)
Agreement, dated June 26, 2003, for a U.S. $455,000,000 Revolving Credit Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.625%. The amount available under the facility reduces semi-annually, with a bullet reduction of $131.0 million on maturity in October 2014. The credit facility may be used for acquisitions and for general partnership purposes. Our obligations under the facility are secured by first-priority mortgages on seven shuttle tankers and one FSO unit.

b)
Agreement, dated October 2, 2006, for a U.S. $940,000,000 Revolving Credit Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.625%. The amount available under the facility reduces semi-annually, with a bullet reduction of $350.0 million on maturity in October 2014. The credit facility may be used for acquisitions and for general partnership purposes. In addition, this facility allows OPCO to make working capital borrowings and loan the proceeds to us, which we could use to make distributions, provided that such amounts are paid down annually. Our obligations under the facility are secured by first-priority mortgages on 11 shuttle tankers and eight conventional tankers.

c)
Omnibus agreement with Teekay Shipping Corporation, Teekay LNG Partners L.P, our general partner, OPCO and related parties. Please read Item 7 - Major Unitholders and Related Party Transactions for a summary of certain contract terms.

d)
We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries provide us and our operating subsidiaries with administrative, advisory, technical and strategic consulting services for an arms-length fee that includes reimbursement of the reasonable cost of any direct and indirect expenses it incurs in providing these services. Please read Item 7 - Major Unitholders and Related Party Transactions for a summary of certain contract terms.

e)	Contribution, Conveyance and Assumption Agreement. Please read Item 7 - Major Unitholders and Related Party Transactions for a summary of certain contract terms.

f)	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. Please read Item 6 - Directors, Senior Management and Employees for a summary of certain plan terms.

Exchange Controls and Other Limitations Affecting Unitholders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our Articles of Incorporation and Bylaws.

Taxation

Marshall Islands Tax Consequences. Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to our initial public offering was executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of the Marshall Islands on distributions, including upon a return of capital, made to unitholders, so long as such persons do not reside in, maintain offices in, nor engage in business in the Republic of the Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of the Marshall Islands on the purchase, ownership or disposition by such persons of our common units.

Canadian Federal Income Tax Consequences. The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act), that we believe are relevant to holders of common units who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty) resident in the United States and who deal at arm’s length with us and Teekay Shipping Corporation (or U.S. Resident Holders).

Under the Canada Tax Act, no taxes on income (including taxable capital gains) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of the common units, provided that we do not carry on business in Canada and such U.S. Resident Holders do not, for the purposes of the Canada-U.S. Treaty, otherwise have a permanent establishment or fixed base in Canada to which such common units pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such common units in the course of carrying on a business in Canada and, in the case of any U.S. Resident Holders that carry on an insurance business in Canada and elsewhere, such U.S. Resident Holders establish that the common units are not effectively connected with their insurance business carried on in Canada.

In this connection, we believe that our activities and affairs and the activities and affairs of OPCO, a Marshall Island Limited Partnership in which we own a 26.0% limited partnership interest, are conducted in a manner that both we and OPCO are not carrying on business in Canada. As a result, U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act solely by reason of the acquisition, holding, disposition or redemption of their common units. We intend that this is the case, notwithstanding that certain services will be provided to Teekay Offshore Partners L.P., OPCO and its operating subsidiaries indirectly through arrangements with a subsidiary of Teekay Shipping Corporation that is resident and based in the Bahamas, by Canadian service providers. However we cannot assure this result.

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, The Bahamas. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through OPCO’s unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect operating margins, results of operations and OPCO’s ability to service its debt. From time to time, we OPCO uses interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.

The tables below provide information about financial instruments as at December 31, 2006 that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value Asset/(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
U.S Dollar- denominated (2)	17.7	55.7	49.2	97.2	154.0	929.6	1,303.4	(1,303.4)	6.0%

Interest Rate Swaps:
Contract Amount (3)	297.4	8.5	208.5	8.5	8.5	613.6	1,145.0	(22.4)	4.9%
Average Fixed Pay Rate (2)	5.4%	4.9%	4.3%	4.9%	4.9%	4.8%	4.9%
_________

(1)
Rate refers to the weighted-average effective interest rate for OPCO’s debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of December 31, 2006 ranged from 0.45% to 0.80%.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.
(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at 6-month LIBOR.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. Neither we nor OPCO requires collateral from these institutions. Neither we nor OPCO holds or issues interest rate swaps for trading purposes.

Foreign Currency Fluctuation Risk

OPCO’s primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of OPCO’s revenues and most of its operating costs are in U.S. Dollars. OPCO incurs certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner. For 2006 and 2005, approximately 44.1% and 38.8%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner.

Although the majority of OPCO’s transactions, assets and liabilities are denominated in U.S. Dollars, it had Norwegian Kroner-denominated deferred income taxes of approximately 430.4 million ($68.8 million) at December 31, 2006. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. Neither we nor OPCO has entered into any forward contracts to protect against currency fluctuations on any future taxes. On the closing of our initial public offering, OPCO entered into new services agreements with subsidiaries of Teekay Shipping Corporation whereby the subsidiaries operate and crew OPCO’s vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars and will not be subject to currency exchange fluctuations prior to 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Shipping Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar. We may seek to hedge this currency fluctuation risk in the future.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

The Partnership completed its initial public offering during December 2006. For information regarding the use of proceeds, please read Item 18 - Financial Statements: Note 2 - Initial Public Offering

Item 15. Controls and Procedures

Our general partner conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our general partner’s Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006 to ensure that information required to be disclosed by us in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our general partner’s management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Chief Executive Officer and Chief Financial Officer does not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Item 16A. Audit Committee Financial Expert

The Board of Directors of our general partner has determined that director David L. Lemmon qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

Our general partner has adopted Standards of Business Conduct that include a Code of Ethics for all our employees and the employees and directors of our general partner. This document is available under “Other Information - Corporate Governance” in the Investor Centre of our web site (www.teekayoffshore.com). We intend to disclose, under “Other Information - Corporate Governance” in the Investor Centre of our web site, any waivers to or amendments of the Standards of Business Conduct or Code of Ethics for the benefit of any directors and executive officers of our general partner.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2006 and 2005 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we or our predecessor paid or accrued for audit services provided by Ernst & Young LLP for 2006 and 2005.

Fees	2006	2005
Audit Fees (1)	$575,400	$274,800
Audit-Related Fees (2)	40,000	62,500
Tax Fees (3)	144,300	118,300
Total	$759,700	$455,600

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings, including professional services in connection with the review of our regulatory filings for our initial public offering of common units in December 2006.

(2)	Audit-related fees consisted primarily of accounting consultations.
(3)
For 2006 and 2005, respectively, tax fees principally included corporate tax compliance fees of $39,500 and $31,600, and personal and expatriate tax services fees of $94,800 and $86,700. Tax fees in 2006 also included international tax planning fees of $10,000.

The Audit Committee of our general partner’s Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2006.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

We redeemed 1,050,000 common units from Teekay Shipping Corporation for $20.6 million of net proceeds of our initial public offering. This redemption was done in connection with the underwriters exercise of their over-allotment option of 1,050,000 common units.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and schedule, together with the related report of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon , are filed as part of this Annual Report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)
1.3	Certificate of Formation of Teekay Offshore GP L.L.C. (1)
1.4	Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (1)
1.5	Certificate of Limited Partnership of Teekay Offshore Operating L.P. (1)
1.6	Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating Partners L.P. (1)
1.7	Certificate of Formation of Teekay Offshore Operating GP L.L.C. (1)
1.8	Amended and Restated Limited Liability Company Agreement of Teekay Offshore Operating GP L.L.C. (1)
4.1	Agreement, dated June 26, 2003, for a U.S $455,000,000 Revolving Credit Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks (1)
4.2	Agreement, dated October 2, 2006, for a U.S $940,000,000 Revolving Credit Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks (1)
4.3	Contribution, Conveyance and Assumption Agreement (1)
4.4	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan (1)
4.5	Amended and Restated Omnibus Agreement (1)
4.6	Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Shipping Limited (3)
4.7	Advisory, Technical and Administrative Services Agreement (3)
4.8	Administrative Services Agreement between Teekay Offshore Partners L.P. and Teekay Shipping Limited (3)
8.1	List of Subsidiaries of Teekay Offshore Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Financial Officer
13.1
Teekay Offshore Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)
Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 4, 2006, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as Appendix A to the Partnership’s Rule 424(b)(4) Prospectus filed with the SEC on December 14, 2006, and hereby incorporated by reference to such Prospectus.

(3)
Previously filed as an exhibit to the Partnership’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 7, 2006, and hereby incorporated by reference to such Registration Statement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner
Dated: April 19, 2007	By: /s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of
TEEKAY OFFSHORE PARTNERS L.P.

We have audited the accompanying consolidated balance sheets of Teekay Offshore Partners L.P. (successor to Teekay Offshore Partners Predecessor) and subsidiaries (or the Partnership) as of December 31, 2006 and 2005, and the related consolidated statements of income (loss) for the years ended December 31, 2006, 2005 and 2004 aggregated as follows:

Year Ended December 31, 2006
•	January 1 to December 18, 2006
•	December 19 to December 31, 2006

Year Ended December 31, 2005
•	January 1 to December 31, 2005

Year Ended December 31, 2004
•	January 1 to December 31, 2004

We have also audited the consolidated statements of the changes in partners’ equity/owner’s equity and cash flows for the three years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Offshore Partners L.P. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

Vancouver, Canada	/s/ Ernst & Young LLP
March 14, 2007	Chartered Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Year Ended December 31, 2006
	January 1 to December 18, 2006 $	December 19 to December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
VOYAGE REVENUES ($150,621, $254,080 and $249,837 for 2006, 2005 and 2004, respectively, from related parties - notes 11c, 11g, 11j, 11k, 11l, 11n and 11o)	684,766	23,926	807,548	986,504

OPERATING EXPENSES
Voyage expenses ($394, $600, $336 for 2006, 2005 and 2004, respectively, from related parties - note 11m)	91,321	3,102	74,543	118,819
Vessel operating expenses	102,311	4,087	104,475	105,595
Time-charter hire expense	239,311	5,641	373,536	372,449
Depreciation and amortization	98,386	3,636	107,542	118,460
General and administrative ($5,618, $5,438 and $4,724 for 2006, 2005 and 2004, respectively, from related parties - notes 11h and 11q)	70,387	2,129	85,856	65,819
Vessel and equipment writedowns and (gain) loss on sale of vessels (note 16)	(4,778)	-	2,820	(3,725)
Restructuring charge (note 10)	832	-	955	-
Total operating expenses	597,770	18,595	749,727	777,417
Income from vessel operations	86,996	5,331	57,821	209,087

OTHER ITEMS
Interest expense (notes 6 and 7)	(67,225)	(2,200)	(39,791)	(43,957)
Interest income	5,167	191	4,605	2,459
Equity income from joint ventures	6,162	-	5,199	6,162
Gain on sale of marketable securities (note 11b)	-	-	-	94,222
Foreign currency exchange gain (loss) (note 6)	(66,574)	(131)	34,178	(37,910)
Income tax recovery (expense) (note 13)	(2,672)	(99)	13,873	(28,188)
Other income - net (note 10)	8,360	309	9,091	14,064
Total other items	(116,782)	(1,930)	27,155	6,852
Net income (loss) before non-controlling interest	(29,786)	3,401	84,976	215,939
Non-controlling interest	(3,777)	(2,553)	(229)	(2,167)
Net income (loss)	(33,563)	848	84,747	213,772
General partner’s interest in net income	-	17	-	-
Limited partners’ interest (note 17)
Net income (loss)	(33,563)	831	84,747	213,772
Net income (loss) per:
• Common unit (basic and diluted)	(2.66)	0.05	6.73	16.97
• Subordinated unit (basic and diluted)	(2.66)	0.04	6.73	16.97
• Total unit (basic and diluted)	(2.66)	0.04	6.73	16.97
Weighted-average number of units outstanding:
• Common units (basic and diluted)	2,800,000	9,800,000	2,800,000	2,800,000
• Subordinated units (basic and diluted)	9,800,000	9,800,000	9,800,000	9,800,000
• Total units (basic and diluted)	12,600,000	19,600,000	12,600,000	12,600,000

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2006 $	As at December 31, 2005 $
ASSETS
Current
Cash and cash equivalents (note 7)	113,986	128,986
Accounts receivable, net of allowance for doubtful accounts of $401 (December 31, 2005 - $987)	24,635	34,425
Net investment in direct financing leases - current (notes 1 and 14a)	21,764	20,240
Prepaid expenses	24,608	36,475
Other current assets	7,732	6,218
Total current assets	192,725	226,344

Vessels and equipment (notes 1 and 7 )
At cost, less accumulated depreciation of $581,994 (December 31, 2005 - $436,753)	1,524,842	1,265,630
Vessels under capital leases, at cost, less accumulated depreciation of $3,308	-	34,434
Total vessels and equipment	1,524,842	1,300,064
Net investment in direct financing leases (notes 1 and 14a)	92,018	100,996
Investment in joint ventures (note 1)	-	34,402
Other assets	38,198	13,160
Intangible assets - net (note 4)	66,425	78,502
Goodwill (note 4)	127,113	130,549
Total assets	2,041,321	1,884,017
LIABILITIES AND PARTNERS’ EQUITY/OWNER’S EQUITY
Current Accounts payable	7,366	16,808
Accrued liabilities (note 5)	42,987	30,750
Current portion of long-term debt (note 7)	17,656	-
Current obligation under capital lease	-	1,355
Advances from affiliate (note 6)	16,951	559,250
Total current liabilities	84,960	608,163
Long-term debt (note 7)	1,285,696	398,360
Long-term obligation under capital lease	-	32,890
Deferred income taxes (note 13)	71,583	57,884
Other long-term liabilities	32,163	34,482
Total liabilities	1,474,402	1,131,779
Commitments and contingencies (notes 7, 8, 11q, 12 and 14)

Non-controlling interest / Minority interest	427,977	11,859

Partners’ equity/Owner’s equity
Partners’ equity/owner’s equity	133,642	740,271
Accumulated other comprehensive income	5,300	108
Total partners’ equity/owner’s equity	138,942	740,379
Total liabilities and partners’ equity/owner’s equity	2,041,321	1,884,017

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	(32,715)	84,747	213,772
Non-cash items:
Depreciation and amortization	102,022	107,542	118,460
Gain on sale of vessels	(6,928)	(9,423)	(3,725)
Gain on sale of marketable securities	-	-	(94,222)
Loss on writedown of vessels and equipment	2,150	12,243	-
Equity loss (income) (net of dividends received: December 31, 2006 - $6,002;
December 31, 2005 - $2,750; December 31, 2004 - $7,500)	(160)	(2,449)	1,338
Deferred income tax expense (recovery)	2,771	(14,202)	28,019
Foreign currency exchange loss (gain) and other - net	72,881	(39,816)	25,833
Change in non-cash working capital items related to operating activities (note 15)	46,944	22,951	(37,709)
Expenditures for drydocking	(31,255)	(8,906)	(9,174)
Net operating cash flow	155,710	152,687	242,592
FINANCING ACTIVITIES Proceeds from long-term debt	1,290,750	1,226,804	403,000
Capitalized loan costs	(6,178)	(639)	(4,333)
Scheduled repayments of long-term debt	(119,900)	(29,884)	(58,480)
Prepayments of long-term debt	(493,527)	(1,382,140)	(662,715)
Repayments of capital lease obligations	(34,245)	(1,248)	(1,159)
Proceeds from issuance of common units	157,963	-	-
Net advances from (to) affiliates	(786,816)	(12,829)	256,324
Equity distribution to Teekay Shipping Corporation	(226,816)	-	-
Investment in subsidiaries from minority owners	-	8,000	-
Distribution from subsidiaries to minority owners	(4,224)	(9,618)	(2,347)
Other	(727)	-	-
Net financing cash flow	(223,720)	(201,554)	(69,710)
INVESTING ACTIVITIES Expenditures for vessels and equipment	(31,079)	(24,760)	(170,630)
Proceeds from sale of vessels and equipment	61,713	73,220	58,742
Purchase of marketable securities	-	-	(163,869)
Proceeds from sale of marketable securities	-	-	135,357
Investment in direct financing leases	(13,256)	(23,708)	(53,273)
Repayment of direct financing leases	19,323	12,440	9,381
Cash assumed upon consolidation of joint ventures	17,055	-	-
Other	(746)	(3,068)	(5,818)
Net investing cash flow	53,010	34,124	(190,110)
Decrease in cash and cash equivalents	(15,000)	(14,743)	(17,228)
Cash and cash equivalents, beginning of the year	128,986	143,729	160,957
Cash and cash equivalents, end of the year	113,896	128,986	143,729

Supplemental cash flow disclosure (notes 1 and 15)
Non-cash financing activities (note 11d)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/OWNER’S EQUITY
(in thousands of U.S. dollars and units)

	OWNER’S EQUITY (PREDECESSOR)
	Owner’s Equity	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total Owner’s Equity
	$	$	$	$
Balance as at December 31, 2003	530,677	(883)		529,794
Net income	213,772		213,772	213,772
Other comprehensive income:
Unrealized gain on marketable securities		93,985	93,985	93,985
Reclassification adjustment for gain on marketable securities included in net income		(94,222)	(94,222)	(94,222)
Unrealized gain on derivative instruments (note 12)		53	53	53
Reclassification adjustment for loss on derivative instruments included in net income (note 12)		477	477	477
Comprehensive income			214,065
Norwegian group tax contributions (note 11a)	1,415			1,415
Sale of chartering rights (note 11c)	5,225			5,225
Purchase of the Kilimanjaro Spirit from Teekay Shipping Corporation (note 11d)	35,291			35,291
Sale of marketable securities (note 11b)	(126,578)			(126,578)
Balance as at December 31, 2004	659,802	(590)		659,212
Net income	84,747		84,747	84,747
Other comprehensive income:
Unrealized gain on derivative instruments (note 12)		792	792	792
Reclassification adjustment for gain on derivative instruments included in net income (note 12)		(94)	(94)	(94)
Comprehensive income			85,445
Norwegian group tax contributions (note 11a)	(1,185)			(1,185)
Sale of Dania Spirit (note 11e)	(3,093)			(3,093)
Balance as at December 31, 2005	740,271	108		740,379
Net loss (January 1 to December 18, 2006)	(33,563)		(33,563)	(33,563)
Other comprehensive income:
Unrealized gain on derivative instruments (note 12)		21,981	21,981	21,981
Reclassification adjustment for gain on derivative instruments included in net income (note 12)		(1,706)	(1,706)	(1,706)
Comprehensive loss			(13,288)
Sale of Navion Shipping Ltd. to Teekay Shipping Corporation (note 11c)	18,468			18,468
Sale of Norwegian subsidiaries to Teekay Shipping Corporation (note 11i)	23,260			23,260
Sale of the Borga to Teekay Shipping Corporation (note 11f)	(11,900)			(11,900)
Equity distribution to Teekay Shipping Corporation (note 1)	(226,816)			(226,816)
Purchase of a 26% interest in Teekay Offshore Operating L.P. (note 1)	(134,629)			(134,629)
Reclassification adjustment for Teekay Shipping Corporation’s 74% non-controlling interest in Teekay Offshore Operating L.P. (note 1)	(377,974)	(15,083)		(393,057)
Stock compensation expense (note 1)	1,048			1,048
Balance as at December 18, 2006	(1,835)	5,300		3,465

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/OWNER’S EQUITY
(in thousands of U.S. dollars and units)

		PARTNERS’ EQUITY
		Limited Partners
	Owner’s Equity (Predecessor)	Common		Subordinated		General Partner	Accumulated Other Comprehensive Income	Comprehensive Income	Total
	$	Units	$	Units	$	$	$	$	$
Balance as at December 18, 2006	3,465								3,465
Allocation of Predecessor’s equity to unitholders (note 1)	(3,465)	2,800	(400)	9,800	(1,398)	(37)	5,300		-
Proceeds from initial public offering of limited partnership interests, net of offering costs of $13,788 (note 2)		8,050	155,262						155,262
Redemption of common units from Teekay Shipping Corporation (note 2)		(1,050)	(20,633)						(20,633)
Net income (December 19 - 31, 2006)			485		346	17		848	848
Balance as at December 31, 2006	-	9,800	134,714	9,800	(1,052)	(20)	5,300		138,942

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

1.  Summary of Significant Accounting Policies

Basis of presentation

During August 2006, Teekay Shipping Corporation formed Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the Partnership), as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry and for the Partnership to acquire, in connection with the Partnership’s initial public offering of its common units, a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), including a 25.99% limited partner interest to be held directly by the Partnership and a 0.01% general partner interest to be held through its ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner.

Prior to the closing of the Partnership’s initial public offering on December 19, 2006, Teekay Shipping Corporation transferred eight Aframax-class conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one floating storage and offtake unit (or FSO unit) to Teekay Offshore Australia Trust. Teekay Shipping Corporation then transferred to OPCO all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc. (or Teekay Nordic), Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, which include the eight Aframax-class conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor. The excess of the price paid over the book value of these assets was $226.8 million and has been accounted for as an equity distribution to Teekay Shipping Corporation. Immediately prior to the closing of the Partnership’s initial public offering, Teekay Shipping Corporation sold to the Partnership the 25.99% limited partner interest in OPCO and its subsidiaries and a 100% interest in Teekay Offshore Operating GP L.L.C., which owns the 0.01% general partner interest in OPCO, in exchange for (a) the issuance to Teekay Shipping Corporation of 2,800,000 common units and 9,800,000 subordinated units of the Partnership and a $134.6 million non-interest bearing promissory note and (b) the issuance of the 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights to Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation. The Partnership controls OPCO through its ownership of OPCO’s general partner, and Teekay Shipping Corporation owns the remaining 74.0% interest in OPCO. These transfers represented a reorganization of entities under common control and were recorded at historical cost. Immediately preceding the public offering, the net book equity of the Partnership’s 26% share of these assets was $3.5 million.

The consolidated financial statements for the periods prior to the initial public offering reflect the combined consolidated financial position, results of operations and cash flows of the Predecessor and its subsidiaries. In the preparation of these combined consolidated financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment, were allocated based on the Predecessor’s proportionate share of Teekay Shipping Corporation’s total ship-operating (calendar) days for each of the periods presented. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include the accounts of the Predecessor and its subsidiaries for periods prior to December 19, 2006. For the period commencing December 19, 2006, the consolidated financial statements include the accounts of Teekay Offshore Partners L.P. and its subsidiaries. In addition, the consolidated financial statements include the accounts of the Predecessor’s and the Partnership’s controlled joint ventures from December 1, 2006. Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

Reporting currency

The consolidated financial statements are stated in U.S. dollars because the Partnership operates in international shipping markets, the Partnership’s primary economic environment, which typically utilize the U.S. dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income (loss).

Operating revenues and expenses

The Partnership recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenue during days that the vessel is off-hire. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. All other voyage revenues from voyage charters are recognized on a percentage of completion method. The Partnership uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

to when it is discharged after the next voyage. The Partnership does not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods. As at December 31, 2005, the deferred portion of revenues, which are included in accrued liabilities, was $1.4 million. There was no deferred revenue at December 31, 2006. As at December 31, 2006 and 2005, the deferred portion of expenses, which are included in prepaid expenses, was $16.4 million and $11.8 million, respectively.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Pursuant to Emerging Issues Task Force 91-9, voyage expenses and vessel operating expenses are recognized when incurred. For periods prior to October 1, 2006, the Predecessor recognized voyage expenses ratably over the length of each voyage. The impact of recognizing voyage expenses ratably over the length of each voyage was not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred.

Cash and cash equivalents

The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

Cash interest paid during the years ended December 31, 2006, 2005 and 2004 totaled $44.0 million, $38.1 million and $45.0 million, respectively.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized. Capitalization of supervision and technical costs for the year ended December 31, 2004 totaled $1.2 million. No such costs were capitalized in any of the other periods presented.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessel for 25 years. Depreciation of vessels and equipment for the periods from December 19, 2006 to December 31, 2006, January 1, 2006 to December 18, 2006 and the years ended December 31, 2005 and 2004 totaled $2.9 million, $78.9 million, $86.0 million and $94.4 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases.

Interest costs capitalized to vessels and equipment for the year ended December 31, 2004 was $0.3 million. No interest costs were capitalized for any of the other periods presented.

Generally, the Partnership drydocks each shuttle tanker and conventional oil tanker every two and a half to five years. FSO units are generally not drydocked. The Partnership capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The Partnership expenses as incurred costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the periods from December 19, 2006 to December 31, 2006, January 1, 2006 to December 18, 2006 and the years ended December 31, 2005 and 2004 totaled $0.3 million, $7.8 million, $6.7 million and $5.6 million, respectively.

The Partnership reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate over their remaining useful lives. If vessels and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value (please see Note 16).

Direct financing leases

The Partnership assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products. Leasing of the VOC Equipment is accounted for as a direct financing lease with lease payments received by the Partnership being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Investment in joint ventures

As at December 31, 2006, the Partnership had a 50% controlling interest in five joint venture companies (2005 — six). Each of these joint ventures owns one shuttle tanker. Prior to December 1, 2006, the Partnership accounted for the joint ventures using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings. On December 1, 2006, the operating agreements for these joint ventures were amended, which resulted in the Partnership obtaining control of these joint ventures and consequently the Partnership consolidated these entities effective December 1, 2006.

Loan costs

Loan costs, including fees, commissions and legal expenses, are presented as other assets and capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

Goodwill and intangible assets

Goodwill is not amortized, but reviewed for impairment annually or more frequently as impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives.

The Partnership’s intangible assets, which consist of contracts of affreightment acquired as part of the Predecessor’s purchase of Navion AS in 2003, are amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.

Derivative instruments

The Partnership utilizes derivative financial instruments to reduce interest rate risks but does not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities.

Derivative instruments are recorded as other assets or other long-term liabilities, measured at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income (please see Note 12).

Income taxes

The Partnership’s Norwegian subsidiaries and Australian subsidiary are subject to income taxes. Deferred income taxes were $71.6 million and $57.9 million as at December 31, 2006 and 2005, respectively. The Partnership accounts for such taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes.

Comprehensive income (loss)

The Partnership follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements.

Change in accounting policy

Effective January 1, 2006, the Partnership adopted the fair value recognition provisions of the Financial Accounting Standards Board or (FASB) Statement No. 123(R) (or SFAS 123(R)), Share-Based Payment, using the “modified prospective” method. Under this transition method, compensation cost is recognized in the consolidated financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, the Partnership’s net income for 2006 is $1.0 million lower than if it had continued to account for share-based compensation under the recognition and measurement provision of APB Opinion No. 25 (or APB No. 25), Accounting for Stock Issued to Employees.

Prior to January 1, 2006, the Partnership accounted for stock options under APB No. 25, using the intrinsic value method, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. As the exercise price of the Partnership’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense was recognized under APB No. 25.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Certain employees of the Partnership participate in the stock option plan of the Partnership’s parent, Teekay Shipping Corporation. Stock options granted under this plan have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between May 28, 2006 and March 7, 2016, ten years after the date of each respective grant.

During the fourth quarter of 2006, substantially all of the Partnership’s employees were transferred to subsidiaries of Teekay Shipping Corporation.

The weighted-average grant-date fair value of options granted during 2006 was $11.30 per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 31% in 2006 and 35% in 2005 and 2004; expected life of five years; dividend yield of 2.0% in 2006 and 1.5% in 2005 and 2004; and risk-free interest rate of 4.8% in 2006, 4.1% in 2005 and 2.7% in 2004.

Recent accounting pronouncements

In July 2006, the FASB issued Interpretation No. 48 (or FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 will require companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Partnership has not determined the effect, if any, that the adoption of FIN 48 will have on the Partnership’s consolidated financial position or results of operations.

2.	Initial Public Offering

On December 19, 2006, the Partnership completed its initial public offering (or the Offering) of 8.05 million common units at a price of $21.00 per unit. This included 1.05 million common units sold to the underwriters in connection with the exercise of their over-allotment option. The proceeds received by the Partnership from the Offering and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 8,050,000 common units at $21.00 per unit	$169,050

Use of proceeds from sale of common units:
Underwriting and structuring fees	$11,088
Professional fees and other offering expenses to third parties	2,700
Repayment of promissory notes and redemption of 1.05 million common units from Teekay Shipping Corporation	155,262
$169,050

3. Segment Reporting

The Partnership is engaged in the international marine transportation of crude oil through the operation of its oil tankers and FSO units. The Partnership’s revenues are earned in international markets.

The Partnership has three reportable segments: its shuttle tanker segment; its conventional tanker segment; and its FSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers primarily operating on fixed-rate time-charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate time-charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table presents voyage revenues and percentage of consolidated voyage revenues for customers that accounted for more than 10.0% of the Partnership’s consolidated voyage revenues during the periods presented.

Year Ended December 31, 2006
	January 1 to December 18, 2006	December 19 to December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
(U.S. dollars in millions)
Teekay Shipping Corporation subsidiaries (1).	$141.1 or 21%	$4.8 or 20%	$253.1 or 31%	$396.8 or 40%
Statoil ASA (2) (3)	$187.6 or 27%	$6.9 or 29%	$184.7 or 23%	$189.7 or 19%
_______

(1)	Conventional tanker and FSO segments.
(2)	Shuttle tanker segment.
(3)	Statoil ASA is an international oil company.

The following tables include results for these segments for the periods presented in these consolidated financial statements.

	Year Ended December 31, 2006
	January 1 to December 18, 2006				December 19 to December 31, 2006
	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $

Voyage revenues	516,187	146,687	21,892	684,766	19,785	3,383	758	23,926
Voyage expenses	85,451	4,841	1,029	91,321	2,995	51	56	3,102
Vessel operating expenses	77,085	18,754	6,472	102,311	3,222	624	241	4,087
Time charter hire expense	159,973	79,338	-	239,311	5,641	-	-	5,641
Depreciation and amortization	68,784	20,507	9,095	98,386	2,583	705	348	3,636
General and administrative(1)	50,058	18,668	1,661	70,387	1,863	218	48	2,129
Vessels and equipment writedowns / (gain) loss on sale of vessels	(4,778)	-	-	(4,778)	-	-	-	-
Restructuring charge	-	832	-	832	-	-	-	-
Income from vessel operations	79,614	3,747	3,635	86,996	3,481	1,785	65	5,331
Voyage revenues- intersegment	3,794	-	-	3,794	1,294	-	-	1,294
Equity income from joint ventures	6,162	-	-	6,162	-	-	-	-
Total assets at December 31, 2006					1,445,830	310,699	75,633	1,832,162
Expenditures for vessels and equipment	25,055	6,024	-	31,079	-	-	-	-

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended December 31, 2005				Year Ended December 31, 2004
	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $

Voyage revenues	516,758	266,593	24,197	807,548	550,445	411,181	24,878	986,504
Voyage expenses	68,308	5,419	816	74,543	69,362	49,457	-	118,819
Vessel operating expenses	75,196	22,679	6,600	104,475	76,197	22,790	6,608	105,595
Time charter hire expense	169,687	203,849	-	373,536	177,576	194,873	-	372,449
Depreciation and amortization	77,083	21,112	9,347	107,542	89,593	20,561	8,306	118,460
General and administrative(1)	55,010	29,026	1,820	85,856	45,403	19,097	1,319	65,819
Vessels and equipment writedowns / (gain) loss on sale of vessels	2,820	-	-	2,820	(3,725)	-	-	(3,725)
Restructuring charge	955	-	-	955	-	-	-	-
Income from vessel operations	67,699	(15,492)	5,614	57,821	96,039	104,403	8,645	209,087
Voyage revenues- intersegment	4,607	-	-	4,607	4,607	-	-	4,607
Equity income from joint ventures	5,235	(36)	-	5,199	6,351	(189)	-	6,162
Investments in joint ventures at December 31	33,907	495	-	34,402	30,603	531	-	31,134
Total assets at December 31	1,277,195	315,086	72,472	1,664,753	1,408,028	319,688	81,176	1,808,892
Expenditures for vessels and equipment	22,760	2,000	-	24,760	117,792	37,003	15,835	170,630
__________
(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	December 31, 2006 $	December 31, 2005 $

Shuttle tanker segment	1,445,830	1,277,195
Conventional tanker segment	310,699	315,086
FSO segment	75,633	72,472
Cash and cash equivalents	113,986	128,986
Accounts receivable and other assets	95,173	90,278
Consolidated total assets	2,041,321	1,884,017

4. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2006 for the Partnership’s reporting segments are as follows:

	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $
Balance as of December 31, 2005	130,549	-	-	130,549
Goodwill acquired	356	-	-	356
Goodwill disposed(1)	(3,792)	-	-	(3,792)
Balance as of December 31, 2006	127,113	-	-	127,113
_________________
(1)	Prior to the Offering, the Predecessor sold two of its Norwegian subsidiaries to Teekay Shipping Corporation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

As at December 31, 2006 and 2005, intangible assets consisted of:

		December 31, 2006			December 31, 2005
	Weighted-Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(57,825)	66,425	124,250	(45,748)	78,502

Aggregate amortization expense of intangible assets for the year ended December 31, 2006 was $12.1 million ($14.9 million - 2005, $18.4 million - 2004). Amortization of intangible assets for the five fiscal years subsequent to December 31, 2006 is expected to be $11.1 million (2007), $10.1 million (2008), $9.1 million (2009), $8.1 million (2010) and $7.0 million (2011).

5. Accrued Liabilities

	December 31, 2006 $	December 31, 2005 $

Voyage and vessel	29,825	24,793
Interest	6,717	712
Payroll and benefits	6,445	4,290
Restructuring costs	-	955
	42,987	30,750

6. Advances from Affiliate
	December 31, 2006 $	December 31, 2005 $

Norwegian Kroner-denominated Demand Promissory Note (7.5%)	-	157,842
Norwegian Kroner-denominated Demand Promissory Note (non-interest bearing)	-	6,797
Australian Dollar-denominated Demand Promissory Note (8.0%)	-	18,720
Other (non-interest bearing with no fixed terms of repayment)	16,951	375,891
	16,951	559,250

Prior to the Offering, the Predecessor settled its Norwegian Kroner-denominated Demand Promissory Notes, its Australian Dollar-denominated Demand Promissory Note and other non-interest bearing advances owing to Teekay Shipping Corporation.

Interest expense incurred on these demand promissory notes for the period prior to the Offering (January 1 to December 18, 2006) and for the years ended December 31, 2005 and 2004 were $12.9 million, $14.8 million and $16.4 million respectively.

In October 2006, Teekay Shipping Corporation loaned 5.6 billion Norwegian Kroner ($863.0 million) to a subsidiary of OPCO primarily for the purchase of eight Aframax-class conventional crude oil tankers from Teekay Shipping Corporation. Immediately preceding the Offering, this interest-bearing loan was sold to OPCO. The interest expense incurred on this loan prior to its sale to OPCO was $14.1 million.

All Norwegian Kroner-denominated and Australian Dollar-denominated advances were revalued at the end of each period using the then prevailing Norwegian Kroner/U.S. Dollar and Australian Dollar/U.S. Dollar exchange rates. Due substantially to this revaluation, the Partnership recognized foreign exchange gains (losses) during the periods presented as follows:

Year Ended December 31, 2006
January 1 to December 18, 2006 $	December 19 to December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
(66,574)	(131)	34,178	(37,910)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

7. Long-Term Debt
	December 31, 2006 $	December 31, 2005 $

U.S. Dollar-denominated Revolving Credit Facilities due through 2014	1,080,000	398,360
U.S. Dollar-denominated Term Loans due through 2015	223,352	-
	1,303,352	398,360
Less current portion	17,656	-
Total	1,285,696	398,360

As at December 31, 2006, the Partnership had two long-term revolving credit facilities (collectively, the Revolvers), which, as at such date, provided for borrowings of up to $1,395.0 million, of which $315.0 million was undrawn. The total amount available under the Revolvers reduces by $91.5 million (2007), $97.3 million (2008), $103.3 million (2009), $109.8 million (2010), $116.6 million (2011) and $876.5 million (thereafter). The Revolvers require that the Partnership maintain a minimum level of free cash and undrawn revolving credit lines with at least six months to maturity. As at December 31, 2006, this amount was $75.0 million. The Revolvers also require that the Partnership and its subsidiaries maintain a minimum aggregate level of free liquidity and undrawn revolving credit lines. As at December 31, 2006, this amount was $65.2 million. The Partnership’s two Revolvers are collateralized by first-priority mortgages granted on 27 of the Partnership’s vessels, together with other related collateral, including a guarantee from certain subsidiaries of the Partnership for all outstanding amounts.

As at December 31, 2006, each of the Partnership’s five 50%-owned joint ventures had an outstanding term loan, which in the aggregate totaled $223.4 million. The term loans reduce in monthly or semi-annual payments with varying maturities through 2015. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at December 31, 2006, the Partnership had guaranteed $45.0 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt in two of these 50%-owned joint venture companies. Teekay Shipping Corporation and the Partnership’s joint venture partner have guaranteed the remaining $178.4 million.

Interest payments on the Revolvers and the term loans are based on LIBOR plus margins. At December 31, 2006, the margins ranged between 0.45% and 0.80% (2005 - 0.60% and 0.70%). The weighted-average effective interest rate on the Partnership’s long-term debt as at December 31, 2006 was 6.0% (December 31, 2005 — 5.1%). This rate does not reflect the effect of our interest rate swaps (please see Note 12).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2006 are $17.7 million (2007), $55.7 million (2008), $49.2 million (2009), $97.2 million (2010), $154.0 million (2011) and $929.6 million (thereafter).

8. Operating Leases

Charters-out

Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. As at December 31, 2006, minimum scheduled future revenues to be received by the Partnership under time charters and bareboat charters then in place were approximately $1,595.7 million, comprised of $301.4 million (2007), $264.2 million (2008), $195.6 million (2009), $151.5 million (2010), $140.1 million (2011) and $542.9 million (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

  Charters-in

As at December 31, 2006, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $597.1 million, comprised of $147.7 million (2007), $106.1 million (2008) $74.6 million (2009), $74.4 million (2010), $62.8 million (2011) and $131.5 million (thereafter).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

9. Fair Value of Financial Instruments

The estimated fair value of the Partnership’s financial instruments is as follows:

	December 31, 2006		December 31, 2005
	Carrying Amount $	Fair Value $	Carrying Amount $	Fair Value $
Cash and cash equivalents	113,986	113,986	128,986	128,986
Long-term debt	1,303,352	1,303,352	398,360	398,360
Interest rate swap agreements(1) (2) (note 12)	22,440	22,440	108	108
_______
(1)	The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions and requires no collateral from these institutions.
(2)
The fair value of these financial instruments, used for hedging purposes, is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties.

10. Restructuring Charge and Other Income - Net

	Year Ended December 31, 2006
	January 1 to December 18, 2006 $	December 19 to December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
Volatile organic compound emissions plant lease income	11,037	408	11,001	8,448
Dividend income	-	-	-	5,679
Miscellaneous	(2,677)	(99)	(1,910)	(63)
Other income - net	8,360	309	9,091	14,064

During the year ended December 31, 2006, the Partnership relocated certain operational functions to Singapore. As a result, the Partnership incurred $0.8 million of restructuring costs during 2006. During the year ended December 31, 2005, the Predecessor relocated certain operational functions within Norway and closed its office in Sandefjord, Norway. As a result, the Predecessor incurred $1.0 million of restructuring costs during 2005.

11. Related Party Transactions

a.
During 2004, rate-effected income tax losses of $1.4 million that were generated by Norwegian subsidiaries of Teekay Shipping Corporation were transferred to the Predecessor’s Norwegian subsidiaries. The transfer of these income tax losses was used to reduce the Predecessor’s tax payable and was accounted for as an equity contribution.

During 2005, rate-effected income tax losses of $1.2 million that were generated by the Predecessor’s Norwegian subsidiaries were transferred to the Norwegian subsidiaries of Teekay Shipping Corporation. The transfer of these income tax losses was accounted for as an equity distribution.

b.
During April 2004, the Predecessor acquired 5,812,000 shares in A/S Dampskibsselskabet Torm from a subsidiary of Teekay Shipping Corporation for proceeds of $163.9 million. The excess of the proceeds paid by the Predecessor over Teekay Shipping Corporation’s original cost of the shares has been accounted for as an equity distribution of $126.6 million to Teekay Shipping Corporation. During the year ended December 31, 2004, the Predecessor sold this investment to an unrelated party for proceeds of $130.6 million, which resulted in a gain on sale of marketable securities of $93.3 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

c.
During March 2004, a subsidiary of Teekay Shipping Corporation acquired from Navion Shipping Ltd. (a subsidiary of the Predecessor) the right to charter-in and market Navion Shipping Ltd.’s vessels in the spot market at a fee of 1.25% over Navion Shipping Ltd.’s charter-in cost. The cost to obtain this right was $5.2 million and was accounted for as an equity contribution.

On July 1, 2006, the Predecessor sold Navion Shipping Ltd. to a subsidiary of Teekay Shipping Corporation for $53.7 million. The resulting gain on sale of $18.5 million was accounted for as an equity contribution by Teekay Shipping Corporation.

During the first half of 2006 and the years ended December 31, 2005 and 2004, the Predecessor earned $84.8 million, $205.9 million and $156.0 million, respectively, of time charter revenue pursuant to this agreement with Navion Shipping Ltd.

During the first half of 2006 and the years ended December 31, 2005 and 2004, the Predecessor earned $5.1 million, $8.2 million and $8.7 million, respectively, of management fees from commercial management services provided to a subsidiary of Teekay Shipping Corporation, relating to the vessels chartered from Navion Shipping Ltd.

d.
During 2004, the Kilimanjaro Spirit, a 2004-built Aframax conventional oil tanker, was transferred by a subsidiary of Teekay Shipping Corporation to the Predecessor. This transaction was concluded between two entities under common control and, thus, the vessel acquired was recorded at its historical book value. The transfer of the vessel was accounted for as an equity contribution by Teekay Shipping Corporation.

e.
During 2005, the Predecessor sold the Dania Spirit, a 2000-built liquid petroleum gas carrier, to a subsidiary of Teekay Shipping Corporation for $18.0 million. The resulting $3.1 million loss on sale has been accounted for as an equity distribution.

f.
During 2006, the Predecessor paid $11.9 million to Teekay Shipping Corporation for it to assume the time charter contract for one of the Predecessor’s in-chartered shuttle tankers, the Borga. The resulting $11.9 million loss on sale was accounted for as an equity distribution to Teekay Shipping Corporation.

g.
On October 1, 2006, OPCO entered into new time-charter contracts for its nine Aframax-class conventional tankers with a subsidiary of Teekay Shipping Corporation at market-based daily rates for terms of five to twelve years. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate. Pursuant to these time-charter contracts, OPCO earned net voyage revenues of $22.3 million during the three months ended December 31, 2006.

During the first nine months of 2006 and the years ended December 31, 2005 and 2004, seven of these nine tankers were employed on time-charter contracts with a subsidiary of Teekay Shipping Corporation. The rates earned by each vessel, which were generally lower than market rates, depended upon the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures. Pursuant to these time-charter contracts, the Predecessor earned voyage revenues of $24.6 million, $27.9 million and $70.1 million during the first nine months of 2006 and the years ended December 31, 2005 and 2004, respectively.

h.
Eight of OPCO’S Aframax conventional oil tankers and two FSO units have been managed by subsidiaries of Teekay Shipping Corporation. Pursuant to the associated management services agreements, the Partnership incurred general and administrative expenses of $5.3 million, $5.4 million and $4.7 million during the years ended December 31, 2006, 2005 and 2004, respectively (please see Note 1).

i.
In 2006, prior to the Offering, OPCO sold to Teekay Shipping Corporation certain subsidiaries and fixed assets for $64.7 million. The resulting $23.3 million gain on sale was accounted for as an equity contribution by Teekay Shipping Corporation.

j.
One of OPCO’s FSO units has been employed on a long-term bareboat charter with a subsidiary of Teekay Shipping Corporation. Pursuant to this charter contract, the Partnership earned voyage revenues of $5.4 million, $5.4 million and $3.9 million during the years ended December 31, 2006, 2005 and 2004, respectively.

k.
One of OPCO’s FSO units has been employed on a short-term bareboat charter with a subsidiary of Teekay Shipping Corporation. Pursuant to this charter contract, the Partnership has earned voyage revenues of $2.2 million during the last six months ended December 31, 2006.

l.
One of OPCO’s conventional tankers has been employed on a short-term bareboat charter with a subsidiary of Teekay Shipping Corporation. Pursuant to this charter contract, the Partnership has earned voyage revenues of $1.2 million during the last six months ended December 31, 2006.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

m.
OPCO’s shuttle tankers that service its contracts of affreightment have been employed on voyage charters when OPCO has excess shuttle tanker capacity. For certain voyage charters, a subsidiary of Teekay Shipping Corporation has provided ship brokerage services to the Partnership. The Partnership incurred $0.4 million, $0.6 million and $0.3 million of voyage expenses relating to these services during the years ended December 31, 2006, 2005 and 2004, respectively.

n.
OPCO’s shuttle tankers, which are typically employed on long-term time-charters, have been employed on short-term time charters with a subsidiary of Teekay Shipping Corporation where there were periods between the ending of one long-term time-charter and the beginning of another long-term time-charter. Pursuant to these short-term time-charters, OPCO earned voyage revenues of $1.2 million and $4.6 million during the years ended 2005 and 2004, respectively.

o.
One of OPCO’s FSO units has been employed on a long-term bareboat charter with one of the Partnership’s joint ventures. Pursuant to the charter contract, the Partnership earned voyage revenues of $4.8 million, $5.4 million and $6.5 million during the years ended December 31, 2006, 2005 and 2004, respectively.

p.
The Partnership has entered into an omnibus agreement with Teekay Shipping Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Shipping Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on LNG carriers, oil tankers, shuttle tankers, FSO units and floating production, storage and offloading units.

q.
The Partnership, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation, pursuant to which Teekay Shipping Corporation subsidiaries provide the Partnership, OPCO and the operating subsidiaries with administrative, advisory, technical and strategic consulting services and ship management for a reasonable, arms-length fee. During the period from December 19, 2006 to December 31, 2006, the Partnership incurred $0.3 million of these costs.

12.  Derivative Instruments and Hedging Activities

The Partnership uses derivatives only for hedging purposes. The following summarizes the Partnership’s risk strategies with respect to market risk from changes in interest rates. As at December 31, 2006, the Partnership was committed to the following interest rate swap agreements related to its LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt was swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	55,000	934	7.5	4.7
U.S. Dollar-denominated interest rate swaps	LIBOR	1,090,000	21,506	9.4	4.9
        _________

(1) Excludes the margin the Partnership pays on its variable-rate debt, which as at December 2006, ranged from 0.625% and 0.80%.
(2) Principal amount reduces semiannually by $2.2 million.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements; however, the Partnership does not anticipate non-performance by any of the counterparties.

Changes in the fair value of the designated interest rate swaps (cash flow hedges) are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized into income and is presented as interest expense in 2006 or as equity income from joint ventures in 2005 and 2004. During the year ended December 31, 2006, the ineffective portion of the Partnership’s interest rate swaps was a net gain of $0.1 million (2005 - net loss of $0.2 million; 2004 - net loss of $0.1 million).

As at December 31, 2006, the Partnership estimated, based on then-existing interest rates, that it would reclassify approximately $5.8 million of net gain on derivative instruments from accumulated other comprehensive income to earnings during the next 12 months due to the payment of interest expense associated with the Partnership’s floating-rate debt.

As at December 31, 2006 and 2005, the Partnership’s accumulated other comprehensive income of $5.3 million and $0.1 million, respectively, consisted of unrealized gains on derivative instruments.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

13. Income Taxes

The significant components of the Partnership’s deferred tax liabilities and assets are as follows:

	December 31, 2006 $	December 31, 2005 $
Deferred tax liabilities:
Vessels and equipment	58,824	51,483
Long-term debt	35,854	8,120
Total deferred tax liabilities	94,678	59,603
Deferred tax assets:
Goodwill and intangible assets	368	1,304
Provisions	1,012	415
Tax losses carried forward	21,715	-
Total deferred tax assets	23,095	1,719
Net deferred tax liabilities	71,583	57,884
Current portion	-	-
Long-term portion of net deferred tax liabilities	71,583	57,884

The components of income (loss) before income taxes follow:

	Year Ended December 31, 2006
	January 1 to December 18, 2006 $	December 19 to December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
Foreign	(30,891)	947	70,874	241,960
Domestic	-	-	-	-
	(30,891)	947	70,874	241,960

Substantially all of the above foreign income (loss) resulted from the operations of companies that were subject to income taxes in their countries of incorporation.

The components of the provision for income taxes are as follows:

	Year Ended December 31, 2006
	January 1 to December 18, 2006 $	December 19 to December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
Current	(176)	(7)	(3,546)	(589)
Deferred	(2,496)	(92)	17,419	(27,599)
Income tax recovery (expense)	(2,672)	(99)	13,873	(28,188)

Reconciliations of the actual income tax rate attributable to pretax income and the applicable statutory income tax rate are as follows:

	Year Ended December 31, 2006
	January 1 to December 18, 2006%	December 19 to December 31, 2006%	Year Ended December 31, 2005%	Year Ended December 31, 2004%
Actual income tax provision (credit) rate	(8.6)	10.5	(19.6)	11.6
Income not subject to income taxes	36.6	17.5	47.6	16.4
Applicable statutory income tax provision rate	28.0	28.0	28.0	28.0

At December 31, 2006, the Partnership’s Norwegian subsidiaries had net operating loss carryforwards of approximately 485.1 million Norwegian Kroner ($77.6 million) for tax purposes, which will be available to offset future taxable income. These net operating loss carryfowards can be carried forward indefinitely.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

14.  Commitments and Contingencies

a)  Volatile Organic Compound Emissions Plants

The Partnership has been awarded a contract by a consortium of major oil companies to construct and install volatile organic compound emissions plants, which reduce emissions during cargo operations, on certain of its shuttle tankers. These plants will be leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed during 2007 at a total cost of approximately $104.6 million. As at December 31, 2006, the Partnership had made payments towards these commitments of approximately $95.9 million. The remaining amount of $8.7 million is expected to be paid during 2007.

b)  Other

The Partnership enters into indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Partnership maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Partnership to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

15. Change in Non-Cash Working Capital Items Related to Operating Activities

	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
Accounts receivable	3,214	13,129	34,755
Prepaid expenses and other assets	10,351	(17,471)	(10,857)
Accounts payable and accrued liabilities	2,098	5,429	(11,360)
Advances from (to) affiliates	31,281	21,864	(50,247)
	46,944	22,951	(37,709)

16.  Vessel Sales and Write-downs on Vessels and Equipment

a)	Vessel Sales

During 2006, the Partnership sold a 1981-built shuttle tanker. The Partnership recorded a gain of $6.4 million and a minority interest expense of $3.2 million relating to the sale.

During 2005, the Partnership sold two shuttle tankers built in 1981 and 1986. The results for the year ended December 31, 2005 include a gain on sale from these vessels totaling $9.1 million. In addition, the Company sold and leased back, under an operating lease, a 1991-built shuttle tanker. The sale generated a $2.8 million gain, which has been deferred and is being amortized over the 6.5 year term of the lease. The results for 2006 and 2005 include $0.4 million and $0.3 million, respectively, of amortization of this deferred gain.

During 2004, the Partnership sold one 1982-built shuttle tanker. The results for 2004 include a $3.7 million gain on sale of this vessel.

b)	Equipment Writedowns

During 2006, the Partnership incurred a $2.2 million write-down of certain offshore equipment. This writedown occurred due to a reassessment of the estimated net realizable value of this equipment and follows a $12.2 million write-down in 2005 arising from the early termination of a contract for the equipment.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

17.  Net Income (Loss) Per Unit

Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income allocated to the General Partner’s interest from the issuance date of the units of December 19, 2006, as described below, by the weighted-average number of units outstanding during the period. For periods prior to December 19, 2006, such units are deemed equal to the common and subordinated units received by Teekay Shipping Corporation in exchange for net assets contributed to the Partnership, or 12,600,000 units.

As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to December 19, 2006 were distributed according to the terms of the Partnership’s Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items. Net income for the period from December 19 to 31, 2006 was $0.8 million. The limited partners’ interest in net income for this period was $0.8 million. Subsequent to December 31, 2006, cash distributions declared and payable on February 14, 2007 to the limited partners for the period of December 19 to 31, 2006 totaled $1.0 million.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4025 per unit, 15% of quarterly cash distributions between $0.4025 and $0.4375 per unit, 25% of quarterly cash distributions between $0.4375 and $0.525 per unit, and 50% of quarterly cash distributions in excess of $0.525 per unit. During the period from December 19 to 31, 2006, net income did not exceed $0.4025 per unit (prorated for this period) and, consequently, the assumed distribution of net income did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income.

Under the Partnership Agreement, during the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the period from December 19 to 31, 2006, net income did not exceed the minimum quarterly distribution of $0.35 per unit (prorated for this period) and, consequently, the assumed distribution of net income resulted in an unequal distribution of net income between the subordinated unit holders and common unit holders.

18.  Valuation and Qualifying Accounts

	Balance at beginning of year $	Balance at end of year $
Allowance for bad debts:
Year ended December 31, 2005	461	987
Year ended December 31, 2006	987	401

Restructuring cost accrual:
Year ended December 31, 2005	-	955
Year ended December 31, 2006	955	71

19. Other Information

a)
In February 2006, Teekay Shipping Corporation announced that it has been awarded 13-year fixed-rate contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to Fronape International Company, a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A.. In connection with these contracts, Teekay Shipping Corporation has exercised the purchase option on a 2000-built Aframax tanker that previously traded as part of Teekay Shipping Corporation’s spot rate chartered-in fleet and has acquired a 2006-built Suezmax tanker, both of which will be converted to shuttle tankers during the first half of 2007.  Pursuant to existing agreements, Teekay Shipping Corporation is obligated to offer these two vessels to the Partnership within one year of each vessel’s delivery. The third vessel is a 2003-built Suezmax shuttle tanker from the Partnership’s shuttle tanker fleet that commenced operation under these contracts in July 2006.

b)
In January 2007, Teekay Shipping Corporation ordered two Aframax shuttle tanker newbuildings which are scheduled to deliver during the third quarter of 2010, for a total cost of approximately $240 million. It is anticipated that these vessels will be offered to the Partnership and will be used to service either new long-term, fixed-rate contracts Teekay Shipping Corporation may be awarded prior to delivery or the Partnership’s contracts of affreightment in the North Sea.

EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

The following is a list of Teekay Offshore Partners L.P.'s significant subsidiaries as at December 31, 2006:
Name of Significant Subsidiary	State or Jurisdiction of Incorporation	Proportion of Ownership Interest

NAVION OFFSHORE LOADING AS.	NORWAY	26%
NORSK TEEKAY AS.	NORWAY	26%
NORSK TEEKAY HOLDINGS LTD.	MARSHALL ISLANDS	26%
TEEKAY EUROPEAN HOLDINGS S.A.R.L.	LUXEMBOURG	26%
TEEKAY NAVION OFFSHORE LOADING PTE. LTD.	SINGAPORE	26%
TEEKAY NETHERLANDS EUROPEAN HOLDINGS BV	NETHERLANDS	26%
TEEKAY NORDIC HOLDINGS INC.	MARSHALL ISLANDS	26%
TEEKAY NORWAY AS.	NORWAY	26%
TEEKAY OFFSHORE OPERATING L.P.	MARSHALL ISLANDS	26%
UGLAND NORDIC SHIPPING AS.	NORWAY	26%

EXHIBIT 12.1

CERTIFICATION

I, Peter Evensen, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Teekay Offshore Partners, L.P. (the "Registrant");
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	I and the Registrant's other certifying officer (which is also myself) are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.
I and the Registrant's other certifying officer (which is also myself) have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the board of directors of the Registrant's general partner (or persons performing the equivalent functions):

a)
 All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect  the Registrant's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: April 19, 2007	By: /s/ Peter Evensen Peter Evensen Chief Executive Officer

EXHIBIT 12.2
CERTIFICATION

I, Peter Evensen, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Teekay Offshore Partners, L.P. (" the Registrant");
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	I and the Registrant's other certifying officer (which is also myself) are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.
I and the Registrant's other certifying officer (which is also myself) have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the board of directors of the Registrant's general partner (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: April 19, 2007	By: /s/ Peter Evensen Peter Evensen Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Teekay Offshore Partners L.P. (the "Partnership") on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Form 20-F"), I, Peter Evensen, Chief Executive Officer and Chief Financial Officer of the Partnership, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Partnership.

Dated: April 19, 2007

By: /s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer