Form 20-F
period 2007-12-31
Teekay Offshore Partners L.P.
filed 2008-04-11
CIK 1382298

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
[  ]                      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]                      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[  ]                      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ]                      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report……………………

For the transition period from ________________ to _____________________

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
 (Address of principal executive offices)

Roy Spires
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
Telephone: (441) 298-2530
Fax: (441) 292-3931
 (Contact Information for Company Contact Person)

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

Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated Filer [  ]                                                                           Accelerated Filer [X]                                                                Non-Accelerated Filer [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

      Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ] No [X]

TEEKAY OFFSHORE PARTNERS L.P.
INDEX TO REPORT ON FORM 20-F

		Page
PART I.

Item 1.	Identity of Directors, Senior Management and Advisors	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information	5
Item 4.	Information on the Partnership	20
Item 4A.	Unresolved Staff Comments	Not applicable
Item 5.	Operating and Financial Review and Prospects	36
Item 6.	Directors, Senior Management and Employees	53
Item 7.	Major Unitholders and Related Party Transactions	57
Item 8.	Financial Information	60
Item 9.	The Offer and Listing	62
Item 10.	Additional Information	62
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	65
Item 12.	Description of Securities Other than Equity Securities	Not applicable

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies	66
Item 14.	Material Modifications to the Rights of Unitholders and Use of Proceeds	66
Item 15.	Controls and Procedures	66
Item 16A.	Audit Committee Financial Expert	66
Item 16B.	Code of Ethics	67
Item 16C.	Principal Accountant Fees and Services	67
Item 16D.	Exemptions from the Listing Standards for Audit Committees	67
Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers	67

PART III.

Item 17.	Financial Statements	Not applicable
Item 18.	Financial Statements	67
Item 19.	Exhibits	68
Signatures		69

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words "expect," "intend," "plan," "believe," "anticipate," "estimate" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our ability to make cash distributions on our units or any increases in quarterly distributions;

•	our future financial condition or results of operations and future revenues and expenses;

•	growth prospects of the offshore and tanker markets;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker markets;

•	the expected lifespan of a new shuttle tanker, floating storage and off-take (or FSO) unit and conventional tanker;

•	estimated capital expenditures and the availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major crude oil companies;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into fixed-rate time charters with customers;

•	obtaining offshore projects that we or Teekay Corporation bid on or that Teekay Corporation is awarded;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	our pursuit of strategic opportunities, including the acquisition of vessels and expansion into new markets vessels;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self regulatory organization standards applicable to our business;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	anticipated taxation of our partnership and its subsidiaries;

•	Teekay Corporation increasing its ownership interest in Teekay Petrojarl ASA (formally Petrojarl ASA) or offering to us additional interest in Teekay Offshore Operating L.P;

•
our general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Corporation and for reimbursements of fees and costs of our general partner; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, or words or phrases of similar meanings. These statements are necessarily estimates reflecting the judgment of senior management, involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in Item 3: Key Information—Risk Factors and other factors detailed from time to time in other reports we file with the SEC.

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

Prior to the closing of the our initial public offering of common units on December 19, 2006, Teekay Corporation transferred eight Aframax conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one FSO unit to Teekay Offshore Australia Trust. Teekay Corporation then transferred to Teekay Offshore Operating L.P. (or OPCO) all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, which include the eight Aframax conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor.

The summary historical financial and operating data has been prepared on the following basis:

•
the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the year ended December 31, 2003 is derived from the unaudited combined consolidated financial statements of Teekay Offshore Partners Predecessor;

•
the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the years ended December 31, 2004 and 2005 are derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor;

•
the historical financial and operating data of Teekay Offshore Partners Predecessor as at December 31, 2006 and for the period from January 1, 2006 to December 18, 2006 are derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor; and

•
the historical financial and operating data of Teekay Offshore Partners L.P. as at December 31, 2006 and 2007, for the period from December 19, 2006 to December 31, 2006, and for the year ended December 31, 2007, reflect our initial public offering and are derived from our audited consolidated financial statements.

Our initial public offering and certain other transactions that occurred during 2006 and 2007 have affected our historical performance or will affect our future performance. As a result, the following tables should be read together with, and are qualified in their entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects," included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2007, 2006, and 2005 aggregated as follows:

Year ended December 31, 2007
•	January 1 to December 31, 2007

Year ended December 31, 2006
•	January 1 to December 18, 2006
•	December 19 to December 31, 2006

Year ended December 31, 2005
•	January 1 to December 31, 2005

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).
				Year Ended December 31, 2006
	Years Ended December 31,			January 1 to December 18,	December 19, to December 31,	Year Ended December 31,
	2003	2004	2005	2006	2006	2007
	(in thousands, except unit, per unit and fleet data)
Income Statement Data:
Voyage revenues	$747,383	$986,504	$807,548	$684,766	$23,926	$775,969
Operating expenses:
Voyage expenses (1)	146,893	118,819	74,543	91,321	3,102	151,583
Vessel operating expenses(2)	87,507	105,595	104,475	102,311	4,087	143,247
Time-charter hire expense	235,976	372,449	373,536	239,311	5,641	150,463
Depreciation and amortization	93,269	118,460	107,542	98,386	3,636	122,415
General and administrative	33,968	65,819	85,856	70,387	2,129	61,530
Loss (gain) on sale of vessels, net of writedowns	63	(3,725)	2,820	(4,778)	-	-
Restructuring charge	-	-	955	832	-	-
Total operating expenses	597,676	777,417	749,727	597,770	18,595	629,238
Income from vessel operations	149,707	209,087	57,821	86,996	5,331	146,731
Interest expense	(46,872)	(43,957)	(39,791)	(67,225)	(2,200)	(79,768)
Interest income	1,278	2,459	4,605	5,167	191	5,774
Equity income from joint ventures	5,047	6,162	5,199	6,162	-	-
Gain on sale of marketable securities	517	94,222	-	-	-	-
Foreign currency exchange (loss) gain (3)	(17,821)	(37,910)	34,178	(66,574)	(131)	(12,144)
Income tax (expense) recovery	(30,035)	(28,188)	13,873	(2,672)	(99)	10,924
Other – net	4,455	14,064	9,091	8,360	309	10,403
Net income (loss) before non-controlling interest	66,276	215,939	84,976	(29,786)	3,401	81,920
Non-controlling interest	(2,763)	(2,167)	(229)	(3,777)	(2,553)	(62,248)
Net income (loss)	$63,513	$213,772	$84,747	$(33,563)	$848	$19,672
General partner’s interest in net income	$-	$-	$-	$-	$17	$393
Limited partners’ interest:
Net income (loss)	63,513	213,772	84,747	(33,563)	831	19,279
Net income (loss) per:
Common unit (basis and diluted) (4)	5.04	16,97	6.73	(2.66)	0.05	1.26
Subordinated unit (basis and diluted) (4)	5.04	16.97	6.73	(2.66)	0.04	0.70
Total unit (basis and diluted) (4)	5.04	16.97	6.73	(2.66)	0.04	0.99
Cash distributions declared per unit	-	-	-	-	-	1.14

Balance Sheet Data (at end of period):
Cash and marketable securities	$160,957	$143,729	$128,986		$113,986	$121,224
Vessels and equipment (5)	1,431,947	1,427,481	1,300,064		1,524,842	1,662,865
Total assets	2,037,855	2,040,642	1,884,017		2,041,321	2,166,351
Total debt (6)	1,354,392	1,210,998	991,855		1,320,303	1,517,467
Non-controlling interest	15,525	14,276	11,859		427,977	391,645
Total partners’/owner’s equity	529,794	659,212	740,379		138,942	80,969
Common units outstanding (4)	2,800,000	2,800,000	2,800,000	2,800,000	9,800,000	9,800,000
Subordinated units outstanding (4)	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000

Cash Flow Data:
Net cash provided by (used in):
Operating activities (7)	$224,237	$240,245	$143,069			$55,931
Financing activities (7)	734,389	(67,363)	(191,936)			51,422
Investing activities (7)	(837,423)	(190,110)	34,124			(100,115)

Other Financial Data:
Net voyage revenues (8)	$600,490	$867,685	$733,005	$593,445	$20,824	$624,386
EBITDA (9)	232,411	401,918	213,602	129,553	6,592	205,157
Capital expenditures:
Expenditures for vessels and equipment	146,279	170,630	24,760	31,079	-	210,339
Expenditures for drydocking	11,980	9,174	8,906	31,255	-	39,626

Fleet data:
Average number of shuttle tankers (10)	30.5	37.9	35.8	33.9	36.0	36.7
Average number of conventional tankers (10)	27.4	40.7	41.2	22.0	10.0	9.3
Average number of FSO units10)	2.2	3.0	3.0	3.0	3.0	3.9

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)
Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes, are revalued and reported based on the prevailing exchange rate at the end of the period. For the periods prior to our initial public offering, our primary source of foreign currency gains and losses were our Norwegian Kroner-denominated advances from affiliates, which were settled by the Predecessor prior to December 19, 2006.

(4)
Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) allocated to our general partner’s interest for periods subsequent to our initial public offering on December 19, 2006, by the weighted-average number of units outstanding during the period. For periods prior to December 19, 2006, such units are deemed equal to the common and subordinated units received by Teekay Corporation in exchange for a 26.0% interest in OPCO in connection with our initial public offering.

(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on newbuildings.

(6)	Total debt includes long-term debt, capital lease obligations and advances from affiliates.

(7)	For the year ended December 31, 2006, cash flow data provided by (used in) operating activities, financing activities and investing activities was $151,486, ($219,496) and $53,010, respectively.

(8)
Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters, the charterer typically pays the voyage expenses, which are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we or OPCO, as the shipowner, pay the voyage expenses, we or OPCO typically pass the approximate amount of these expenses on to the customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call net voyage revenues, are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net voyage revenues with voyage revenues.

				Year Ended December 31, 2006
	Years Ended December 31,			January 1 to December 18,	December 19 to December 31,	Year Ended December 31,
	2003	2004	2005	2006	2006	2007

Voyage revenues	$747,383	$986,504	$807,548	$684,766	$23,926	$775,969
Voyage expenses	146,893	118,819	74,543	91,321	3,102	151,583
Net voyage revenues	$600,490	$867,685	$733,005	$593,445	$20,824	$624,386

(9)
EBITDA. Earnings before interest, taxes, depreciation and amortization is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

•
Financial and operating performance. EBITDA assists our management and investors by increasing the comparability of the fundamental performance of us from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring the ongoing financial and operational strength and health of us in assessing whether to continue to hold our common units.

•
Liquidity. EBITDA allows us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from the existing capitalization of us and OPCO and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA provides a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our and OPCO’s proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to unitholders. Use of EBITDA as a liquidity measure also permits investors to assess the fundamental ability of OPCO and us to generate cash sufficient to meet cash needs, including distributions on our common units.

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

				Year Ended December 31, 2006
	Years Ended December 31,			January 1 to December 18,	December 19 to December 31,	Year Ended December 31,
	2003	2004	2005	2006	2006	2007
Reconciliation of “EBITDA” to “Net income (loss)”:
Net income (loss)	$63,513	$213,772	$84,747	$(33,563)	$848	$19,672
Depreciation and amortization	93,269	118,460	107,542	98,386	3,636	122,415
Interest expense, net	45,594	41,498	35,186	62,058	2,009	73,994
Provision (benefit) for income taxes	30,035	28,188	(13,873)	2,672	99	(10,924)
EBITDA (1)	$232,411	$401,918	$213,602	$129,553	$6,592	$205,157
Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$224,237	$240,245	$143,069	$151,486	$-	$55,931
Non-controlling interest	(2,763)	(2,167)	(229)	(3,777)	(2,553)	(62,248)
Expenditures for drydocking	11,980	9,174	8,906	31,255	-	39,626
Interest expense, net	45,594	41,498	35,186	62,058	2,009	73,994
(Loss) gain on sale of vessels	(63)	3,725	9,423	6,928	-	-
Gain on sale of marketable securities	517	94,222	-	-	-	-
Loss on writedown of vessels and equipment	-	-	(12,243)	(2,150)	-	-
Write-off of debt issuance costs	-	-	-	(2,790)	-	-
Equity income (net of dividends received)	(1,234)	(1,338)	2,449	160	-	-
Change in working capital	(10,602)	37,709	(22,951)	(47,861)	7,134	31,588
Distribution from subsidiaries to minority owners	3,060	2,347	9,618	4,224	-	78,107
Foreign currency exchange (loss) gain and other, net	(38,315)	(23,497)	40,374	(69,980)	2	(11,841)
EBITDA (1)	$232,411	$401,918	$213,602	$129,553	$6,592	$205,157

(1)
EBITDA is net of non-controlling interest expense of $2.8 million, $2.2 million, $0.2 million, $3.8 million, $2.6 million and $62.2 million for the years ended December 31, 2003, 2004 and 2005, and for the periods January 1 to December 18, 2006 and December 19 to December 31, 2006, and for the year ended December 31, 2007, respectively.

EBITDA also includes the following items:

				Year Ended December 31, 2006
	Years Ended December 31,			January 1 to December 18,	December 19 to December 31,	Year Ended December 31,
	2003	2004	2005	2006	2006	2007

(Loss) gain on sale of vessels and equipment, net of writedowns	$(63)	$3,725	$(2,820)	$4,778	$-	$-
Gain on sale of marketable securities	517	94,222	-	-	-	-
Loss on writedown of marketable securities	(4,910)	-	-	-	-	-
Foreign currency exchange (loss) gain	(17,821)	(37,910)	34,178	(66,574)	(131)	(12,144)
	$(22,277)	$60,037	$31,358	$(61,796)	$(131)	$(12,144)

(10)
Average number of ships consists of the average number of owned and chartered-in vessels that were in our possession during a period (excluding the five vessels owned by OPCO’s 50% joint ventures for periods prior to December 1, 2006). On December 1, 2006, the joint venture agreements for these five joint ventures were amended, resulting OPCO controlling the joint ventures and in their consolidation with OPCO in accordance with GAAP.

RISK FACTORS

Our cash flow depends substantially on OPCO’s ability to make distributions to its partners, including us.

Until July 2007, our partnership interest in OPCO represented our only cash generating asset. We still derive a substantial majority of our cash flow from OPCO’s distributions to us as one of its partners. The amount of cash OPCO can distribute to its partners principally depends upon the amount of cash it generates from its operations, which may fluctuate from quarter to quarter based on, among other things:

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

The actual amount of cash OPCO has available for distribution also depends on other factors such as:

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

OPCO’s limited partnership agreement provides that it distributes its available cash (as defined in the partnership agreement) to its partners on a quarterly basis. OPCO’s available cash includes cash on hand less any reserves that may be appropriate for operating its business. The amount of OPCO’s quarterly distributions, including the amount of cash reserves not distributed, is determined by the Board of Directors of our general partner on our behalf.

The amount of cash OPCO generates from operations may differ materially from its profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, OPCO may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records net income.

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units or to maintain or increase distributions.

The source of our earnings and cash flow consists nearly exclusively of cash distributions from our subsidiaries, primarily OPCO. Therefore, the amount of distributions we are able to make to our unitholders will fluctuate based on the level of distributions made to us by our subisidiaries. Neither OPCO nor any other subsidiaries may make quarterly distributions at a level that will permit us to make distributions to our common unitholders at the minimum quarterly distribution level set forth in our partnership agreement or to maintain or increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if our subsidiaries increase or decrease distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by our subsidiaries to us.

Our ability to distribute to our unitholders any cash we may receive from our subsidiaries is or may be limited by a number of factors, including, among others:

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

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

OPCO’s cash distribution policy requires it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution by OPCO, the Board of Directors of our general partner, in making the determination on our behalf, will approve the amount of cash reserves to set aside by OPCO, including reserves for future maintenance capital expenditures, working capital and other matters. OPCO also relies upon external financing sources, including commercial borrowings, to fund its capital expenditures. Accordingly, to the extent OPCO does not have sufficient cash reserves or is unable to obtain financing, its cash distribution policy may significantly impair its ability to meet its financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. We intend to continue to expand our fleet, which would increase the level of our maintenance capital expenditures. Maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•       the cost of labor and materials;

•       customer requirements;

•       increases in fleet size or the cost of replacement vessels;

•       governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•       competitive standards.

In addition, actual maintenance capital expenditures vary significantly from quarter to quarter based on the number of vessels drydocked during that quarter. Significant maintenance capital expenditures reduce the amount of cash that OPCO has available to distribute to us and that we have available for distribution to our unitholders.

Our partnership agreement requires our general partner to deduct our estimated, rather than actual, maintenance capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus (as defined in our partnership agreement). The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our general partner at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders is lower than if actual maintenance capital expenditures were deducted from operating surplus. If our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.

We require substantial capital expenditures to expand the size of our fleet. We generally are required to make significant installment payments for acquisitions of newbuilding vessels or for the conversion of existing vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage may increase or our unitholders may be diluted.

We make substantial capital expenditures to increase the size of our fleet. In 2007, we purchased from Teekay Corporation its interests in two shuttle tankers and one FSO unit. Teekay Corporation is obligated to offer us its interests in additional vessels.  Please read Item 4: Information on the Partnership—Overview, History and Development, for information about these recent and potential acquisitions.

Currently, the total delivered cost for a shuttle tanker is approximately $60 to $150 million, the cost of converting an existing tanker to an FSO unit is approximately $20 to $50 million and an FPSO unit is approximately $100 million to $1.5 billion, although actual costs vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

We and Teekay Corporation regularly evaluate and pursue opportunities to provide marine transportation services for new or expanding offshore projects. Teekay Corporation currently is seeking to provide transportation services for several offshore projects. Under an omnibus agreement that we have entered into in connection with our initial public offering, Teekay Corporation is required to offer to us, within 365 days of their deliveries, certain shuttle tankers, FSO units and FPSO units Teekay Corporation may acquire. Neither we nor Teekay Corporation may be awarded charters or contracts of affreightment relating to any of the projects we pursue or it pursues, and we may choose not to purchase the vessels Teekay Corporation is required to offer to us under the omnibus agreement. If we obtain from Teekay Corporation any offshore project, we will incur significant capital expenditures to build the offshore vessels needed to fulfill the project requirements.

We generally are required to make installment payments on newbuildings prior to their delivery. We typically must pay between 10% to 20% of the purchase price of a shuttle tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately three to four years from the time the order is placed). If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest or minimum quarterly distributions we must make prior to generating cash from the operation of the newbuilding.

To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.

Our substantial debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to you.

If we are awarded contracts for additional offshore projects, our consolidated debt may significantly increase. As at December 31, 2007, our total debt was $1,517.5 million and we had the ability to borrow an additional $165.5 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities. Our level of debt could have important consequences to us, including:

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

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

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

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our financing arrangements and any future financing agreements for us could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict our or OPCO’s ability to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

In addition, two revolving credit facilities require OPCO to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of $75.0 million, with aggregate liquidity of not less than 5.0% of the total consolidated debt of OPCO and its subsidiaries. Another revolving credit facility is guaranteed by Teekay Corporation and requires Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of its total consolidated debt. Teekay Corporation’s, OPCO’s or our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond their, its or our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. Neither Teekay Corporation, OPCO nor we might have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Restrictions in our debt agreements may prevent OPCO or us from paying distributions.

The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our and OPCO’s financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to vessels securing the facilities;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement.

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. StatoilHydro ASA, Teekay Corporation and Petrobras Transporte S.A. accounted for approximately 40%, 20% and 13%, respectively, of consolidated voyage revenues during 2007.  Teekay Corporation and StatoilHydro ASA accounted for approximately 22% and 27%, respectively, of consolidated voyage revenues during 2006, and approximately 32% and 23%, respectively, of consolidated voyage revenues during 2005. No other customer accounted for 10% or more of revenues during any of these periods.

If we lose a key customer, we may be unable to obtain replacement long-term charters or contracts of affreightment and may become subject, with respect to any shuttle tankers redeployed on conventional oil tanker trades, to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase the vessel, we may be unable to acquire an adequate replacement vessel. Any replacement newbuilding would not generate revenues during its construction and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

The loss of any of our significant customers could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We depend on Teekay Corporation to assist us in operating our businesses and competing in our markets.

We, OPCO and operating subsidiaries of us and OPCO have entered into various services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries will provide to us and OPCO all of our and OPCO's administrative services and to the operating subsidiaries substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services by the Teekay Corporation subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us, OPCO or the operating subsidiaries.

Our ability to compete for offshore oil marine transportation, processing and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Corporation and its reputation and relationships in the shipping industry. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm our or OPCO’s ability to:

•	renew existing charters and contracts of affreightment upon their expiration;

•	obtain new charters and contracts of affreightment;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our operating subsidiaries may also contract with certain subsidiaries of Teekay Corporation for the Teekay Corporation subsidiaries to have newbuildings constructed or existing vessels converted on behalf of the operating subsidiaries and to incur the construction-related financing. The operating subsidiaries would purchase the vessels on or after delivery based on an agreed-upon price. None of our operating subsidiaries currently has this type of arrangement with Teekay Corporation or any of its affiliates.

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

Because payments under our contracts of affreightment are based on the volume of oil transported, utilization of our shuttle tanker fleet and the success of our shuttle tanker business depends upon continued production from existing or new oil fields it services, which is beyond our control and generally declines naturally over time. Any decrease in the volume of oil transported under contracts of affreightment could adversely affect our business and operating results.

A majority of our shuttle tankers operate under contracts of affreightment. Payments under these contracts of affreightment are based upon the volume of oil transported, which depends upon the level of oil production at the fields we service under the contracts. Oil production levels are affected by several factors, all of which are beyond our control, including: geologic factors, including general declines in production that occur naturally over time; the rate of technical developments in extracting oil and related infrastructure and implementation costs; and operator decisions based on revenue compared to costs from continued operations. Factors that may affect an operator’s decision to initiate or continue production include: changes in oil prices; capital budget limitations; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; the quality of drilling prospects in the area; and regulatory changes. In addition, the volume of oil transported may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills or otherwise.

The rate of oil production at fields we service may decline from existing or future levels, and may be terminated. If such a reduction or termination occurs, the spot market rates, if any, in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment, which would reduce our results of operations and ability to make cash distributions.

The duration of many of our shuttle tanker and FSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.

Many of our shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker and FSO contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our cash flow and our ability to make cash distributions.

The results of our shuttle tanker operations in the North Sea are subject to seasonal fluctuations.

Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is our primary existing offshore oil market, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the second and third quarters in this region compared with production in the first and fourth quarters. Because a significant portion of our North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of these shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When we redeploy affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for the North Sea shuttle tanker operations may be negatively affected as the rates in the conventional oil tanker markets at times may be lower than contract of affreightment rates. In addition, we seek to coordinate some of the general drydocking schedule of our fleet with this seasonality, which may result in lower revenues and increased drydocking expenses during the summer months.

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

We expect substantial competition for providing services for potential shuttle tanker, FSO and FPSO projects from a number of experienced companies, including state-sponsored entities. OPCO’s Aframax conventional tanker business also faces substantial competition from major oil companies, independent owners and operators and other sized tankers. Many of our competitors have significantly greater financial resources than do we, OPCO or Teekay Corporation, which also may compete with us. We anticipate that an increasing number of marine transportation companies — including many with strong reputations and extensive resources and experience — will enter the FSO and FPSO sectors. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

Six of OPCO's fixed-term charters and eleven contracts of affreightment (representing approximately 6% of OPCO's aggregate contract of affreightment volumes) are scheduled to expire prior to December 31, 2008. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, our earnings and cash flow under any new contracts could be adversely affected.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

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

If operation of a vessel is not profitable, or if we cannot re-deploy a vessel at attractive rates upon termination of a time charter or contract of affreightment, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition.  Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes selectively acquiring existing shuttle tankers and FSO and FPSO units or businesses that own or operate these types of vessels. Historically, there have been very few purchases of existing vessels and businesses in the FSO and FPSO segments. Factors that may contribute to a limited number of acquisition opportunities for FSO units and FPSO units in the near term include the relatively small number of independent FSO and FPSO fleet owners. In addition, competition from other companies, many of which have significantly greater financial resources than do we or Teekay Corporation, could reduce our acquisition opportunities or cause us to pay higher prices.

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

Terrorist attacks, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

In addition, oil facilities, shipyards, vessels, pipelines and oil fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate the charters and impact the use of shuttle tankers under contracts of affreightment, which would harm our cash flow and business.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

Marine transportation is inherently risky, particularly in the extreme conditions in which many of our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.

Vessels and their cargoes and oil production facilities we service are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

Our shuttle tanker fleet primarily operates in the North Sea. Harsh weather conditions in this region (or other regions in which our vessels operate) may increase the risk of collisions, oil spills, or mechanical failures.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters or contracts of affreightment;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system where the spill occurred;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced could suspend that service and result in loss of revenues.

Insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of shuttle tankers, conventional oil tankers and FSO and FPSO units is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. In addition, substantially all of our vessels are not insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed the insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage.

We may experience operational problems with vessels that reduce revenue and increase costs.

Shuttle tankers are complex and their operation is technically challenging. To the extent we acquire FPSO units, this complexity and challenge will increase. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and operating results.

The offshore shipping and storage industry is subject to substantial environmental and other regulations, which may significantly limit operations or increase expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. We expect to incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

The United States Oil Pollution Act of 1990 (or OPA 90), for instance, allows for potentially unlimited liability for owners, operators and bareboat charterers for oil pollution and related damages in U.S. waters, which include the U.S. territorial sea and the 200-nautical mile exclusive economic zone around the United States, without regard to fault of such owners, operators and bareboat charterers. OPA 90 expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by many countries outside of the United States, imposes liability for oil pollution in international waters. In addition, in complying with OPA 90, regulations of the International Maritime Organization (or IMO), European Union directives and other existing laws and regulations and those that may be adopted, ship-owners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage.

Various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. For example, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. Certain exemptions promulgated by the Environmental Protection Agency (or EPA) under the Clean Water Act allow vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, a U.S. district court has invalidated the exemption. If the EPA does not successfully appeal the district court decision, we may be subject to ballast water treatment obligations that could increase the costs of operating in the United States.

In addition to international regulations affecting oil tankers generally, countries having jurisdiction over North Sea areas also impose regulatory requirements applicable to operations in those areas. Operators of North Sea oil fields impose further requirements. As a result, we must make significant expenditures for sophisticated equipment, reporting and redundancy systems on our shuttle tankers. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea or other regions in which we operate or may operate in the future.

Exposure to currency exchange rate fluctuations results in fluctuations in cash flows and operating results.

We currently are paid partly in Norwegian Kroners under some of our time-charters and contracts of affreightment. In addition, we, OPCO and our and its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us and OPCO administrative services and to our and OPCO's operating subsidiaries managerial, operational and administrative services. Under the services agreements, the applicable subsidiaries of Teekay Corporation are paid in U.S. dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroners. The Teekay Corporation subsidiaries are paid under the services agreements based on a fixed U.S. Dollar/Norwegian Kroner exchange rate until December 31, 2008. Thereafter, the exchange rate is not fixed, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.

The redeployment risk of FPSO units is high given their lack of alternative uses and significant costs.

FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. If we acquire FPSO units and they are not, as a result of contract termination or otherwise, subject to a long-term profitable contract, we may be required to bid for projects at unattractive rates in order to reduce our losses relating to the vessels.

Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of Teekay Corporation’s seafarers that crew certain some of our vessels and Norwegian-based onshore operational staff that provide services to us are employed under collective bargaining agreements. Teekay Corporation may become subject to additional labor agreements in the future. Teekay Corporation may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff and higher compensation levels will increase our costs of operations. Although these negotiations have not caused labor disruptions in the past, any future labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and ability to make cash distributions.

Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. We expect crew costs to increase in 2008. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Teekay Corporation and its affiliates may engage in competition with us.

Teekay Corporation and its affiliates may engage in competition with us. Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation, Teekay LNG Partners L.P. (NYSE: TGP). and their respective controlled affiliates (other than us, OPCO and its and our subsidiaries) generally have agreed not to engage in, acquire or invest in any business that owns, operates or charters (a) dynamically-positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less than three years, excluding extension options), (b) FSO units or (c) FPSO units (collectively offshore vessels) without the consent of our general partner. The omnibus agreement, however, allows Teekay Corporation, Teekay LNG Partners L.P. and any of such controlled affiliates to:

•	own, operate and charter offshore vessels if the remaining duration of the time charter or contract of affreightment for the vessel, excluding any extension options, is less than three years;

•
own, operate and charter offshore vessels and related time charters or contracts of affreightment acquired as part of a business or package of assets and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the offshore vessels and related contracts, as determined in good faith by Teekay Corporation’s Board of Directors or the conflicts committee of the Board of Directors of Teekay LNG Partners L.P.’s general partner, as applicable; however, if at any time Teekay Corporation or Teekay LNG Partners L.P. completes such an acquisition, it must, within 365 days of the closing of the transaction, offer to sell the offshore vessels and related contracts to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay LNG Partners L.P. that would be required to transfer the vessels and contracts to us separately from the acquired business or package of assets; or

•
own, operate and charter offshore vessels and related time charters and contracts of affreightment that relate to tender, bid or award for a proposed offshore project that Teekay Corporation or any of its subsidiaries has submitted or received hereafter submits or receives; however, at least 365 days after the delivery date of any such offshore vessel, Teekay Corporation must offer to sell the vessel and related time charter or contract of affreightment to us, with the vessel valued (a) for newbuildings originally contracted by Teekay Corporation, at its “fully-built-up cost” (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire, construct and/or convert and bring such offshore vessel to the condition and location necessary for our intended use, plus project development costs for completed projects  and projects that were not completed but, if completed, would have been subject to an offer to us) and (b) for any other vessels, Teekay Corporation’s cost to acquire a newbuilding from a third party or the fair market value of an existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the “fully-built-up cost” of converting the vessel prior to delivery to us.

If we decline the offer to purchase the offshore vessels and time charters described in the immediately preceding two bullet points, Teekay Corporation or Teekay LNG Partners L.P., as applicable, may own and operate the offshore vessels, but may not expand that portion of its business.

In addition, pursuant to the omnibus agreement, Teekay Corporation, Teekay LNG Partners L.P. and any of their respective controlled affiliates (other than us and our subsidiaries) may:

•
acquire, operate and charter offshore vessels and related time charters and contracts of affreightment if our general partner has previously advised Teekay Corporation or Teekay LNG Partners L.P. that our general partner’s Board of Directors has elected, with the approval of its conflicts committee, not to cause us or our controlled affiliates to acquire or operate the vessels and related time charters and contracts of affreightment;

•
acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly-traded company that engages in, acquires or invests in any business  that owns or operates or charters offshore vessels and related time charters and contracts of affreightment;

•	provide ship management services relating to owning, operating or chartering offshore vessels and related time charters and contracts of affreightment; or

•	own a limited partner interest in OPCO or own shares of Teekay Petrojarl ASA (formally Petrojarl ASA. And referred to herein as Petrojarl).

In addition, Petrojarl has the right to continue to own, operate and charter its four FPSOs and one shuttle tanker until such time, if ever, Teekay Corporation acquires 100% of Petrojarl. If that happens, Teekay Corporation will be required to offer to us certain of Petrojarl’s fleet and Petrojarl’s interests in its joint venture projects with Teekay Corporation.  As at March 31, 2008, Teekay Corporation owned 65% of Petrojarl.

If there is a change of control of Teekay Corporation or of the general partner of Teekay LNG Partners L.P., the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our general partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.

Teekay Corporation indirectly owns the 2.0% general partner interest and a 57.75% limited partner interest in us and owns and controls our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our general partner are directors or officers of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•
neither our partnership agreement nor any other agreement requires Teekay Corporation or its affiliates (other than our general partner) to pursue a business strategy that favors us or utilizes our assets, and Teekay Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Teekay Corporation, which may be contrary to our interests;

•
the Chief Executive Officer and Chief Financial Officer and three of the directors of our general partner also serve as executive officers or directors of Teekay Corporation and the general partner of Teekay LNG Partners L.P.;

•
our general partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

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

•
in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions (in each case to affiliates of Teekay Corporation) or to accelerate the expiration of the subordination period relating to our subordinated units held by Teekay Corporation;

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

Although we control OPCO through our ownership of its general partner, OPCO’s general partner owes fiduciary duties to OPCO and OPCO’s other partner, Teekay Corporation, which may conflict with the interests of us and our unitholders.

Conflicts of interest may arise as a result of the relationships between us and our unitholders, on the one hand, and OPCO, its general partner and its other limited partner, Teekay Corporation, on the other hand. Teekay Corporation owns a 74.0% limited partner interest in OPCO and controls our general partner, which appoints the directors of OPCO’s general partner. The directors and officers of OPCO’s general partner have fiduciary duties to manage OPCO in a manner beneficial to us, as such general partner’s owner. At the same time, OPCO’s general partner has a fiduciary duty to manage OPCO in a manner beneficial to OPCO’s limited partners, including Teekay Corporation. The Board of Directors of our general partner may resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not be in the best interest of us or our unitholders.

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

•
the determination of whether OPCO should use cash on hand, borrow funds or issue equity to raise cash to finance maintenance or expansion capital projects, repay indebtedness, meet working capital needs or otherwise; and

•	any decision we make to engage in business activities independent of, or in competition with, OPCO.

The fiduciary duties of the officers and directors of our general partner may conflict with those of the officers and directors of OPCO’s general partner.

Our general partner’s officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our partners. However, the Chief Executive Officer and Chief Financial Officer and all of the non-independent directors of our general partner also serve as executive officers or directors of OPCO’s general partner and of Teekay Corporation and the general partner of Teekay LNG Partners L.P., and, as a result, have fiduciary duties, among others, to manage the business of OPCO in a manner beneficial to OPCO and its partners, including Teekay Corporation. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to OPCO, Teekay Corporation or Teekay LNG Partners L.P., on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.

Item 4. Information on the Partnership

A. Overview, History and Development

Overview and History

We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We plan to leverage the expertise, relationships and reputation of Teekay Corporation and our controlled affiliates to pursue growth opportunities in this market. As of December 31, 2007, Teekay Corporation, which owns and controls our general partner, owned a 57.75% limited partner interest in us.

We own a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), which owns and operates the world’s largest fleet of shuttle tankers, in addition to floating storage and offtake (or FSO) units and double-hull conventional oil tankers. We control OPCO through our ownership of its general partner, and Teekay Corporation owns the remaining 74.0% interest in OPCO.

In July 2007, we directly acquired interests in two double-hull shuttle tankers and related charters. These interests, which we acquired from Teekay Corporation, include a 100% interest in the 2000-built Navion Bergen and a 50% interest in the 2006-built Navion Gothenburg, together with their respective 13-year, fixed-rate bareboat charters to a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A.

In October 2007, we also directly acquired from Teekay Corporation one FSO unit, the Dampier Spirit, which operates under a 7-year fixed-rate, time-charter to Apache Corporation of Australia.

As of December 31, 2007, our fleet consisted of:

•
Shuttle Tankers. Our shuttle tanker fleet consists of 38 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 38 shuttle tankers, 24 are owned by OPCO (including 5 through 50% controlled joint ventures), 12 are chartered-in by OPCO and 2 are owned by us (including one through a 50% controlled joint venture). All of the shuttle tankers operate under contracts of affreightment for various offshore oil fields or under fixed-rate time charter or bareboat charter contracts for specific oil field installations. The majority of the contracts of affreightment volumes are life-of-field, which have an estimated weighted-average remaining life of approximately 16 years. The time charters and bareboat charters have an average remaining contract term of approximately 5 years. As of December 31, 2007, our shuttle tankers, which had a total cargo capacity of approximately 4.6 million deadweight tonnes (or dwt), represented approximately 65% of the total tonnage of the world shuttle tanker fleet.

•
Conventional Tankers. OPCO has a fleet of nine Aframax conventional crude oil tankers. The conventional tankers all have fixed-rate time charters with Teekay Corporation, with an average remaining term of approximately 7 years. As of December 31, 2007, our conventional tankers had a total cargo capacity of approximately 0.9 million dwt.

•
FSO Units. We have a fleet of five FSO units. All of the FSO units operate under fixed-rate contracts, with an average remaining term of approximately 4 years. As of December 31, 2007, our FSO units had a total cargo capacity of approximately 0.6 million dwt.

We were formed under the laws of the Republic of The Marshall Islands as Teekay Offshore Partners L.P. and maintain our principal executive headquarters at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530. Our principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Our telephone number at such address is (604) 683-3529.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation is obligated to offer us certain shuttle tankers, FSO units, and FPSO units it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length.

Teekay Corporation has ordered four Aframax shuttle tanker newbuildings, which are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $416.9 million. It is anticipated that these vessels will be offered to us and will be used to service either new long-term, fixed-rate contracts Teekay Corporation may be awarded prior to delivery or OPCO’s contracts-of-affreightment in the North Sea.

The omnibus agreement also obligates Teekay Corporation to offer to us (a) its interest in certain future FPSO and FSO projects it may undertake through its 50%-owned joint venture with Teekay Petrojarl ASA and (b) if Teekay Corporation obtains 100% ownership of Teekay Petrojarl ASA, the existing FPSO units owned by Teekay Petrojarl ASA that are servicing contracts in excess of three years in length. As at March 31, 2008, Teekay Corporation had a 65% ownership interest in Teekay Petrojarl ASA.  Please see Item 5 - Major Unitholders and Related Party Transactions.

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

Our shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts for a specific offshore oil field or under contracts of affreightment for various fields. The number of voyages performed under these contracts of affreightment normally depends upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel's manager. Technical sophistication of the vessel is especially important in harsh operating environments such as the North Sea. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers could be converted into shuttle tankers by adding specialized equipment to meet customer requirements. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms.

As of December 31, 2007, there were approximately 74 vessels in the world shuttle tanker fleet (including newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Brazil, Canada, Russia and Africa. As of December 31, 2007, we owned 26 shuttle tankers and chartered-in an additional 12 shuttle tankers. Other shuttle tanker owners in the North Sea include Knutsen OAS Shipping AS, JJ Ugland Group and Penny Ugland, which as of December 31, 2007 controlled fleets of two to ten shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.

The following tables provide additional information about our shuttle tankers as of December 31, 2007:
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

(7)
Owned through a 50% controlled joint venture. The parties share in the profits and losses of the joint venture in proportion to each party’s relative capital contributions. Teekay Corporation subsidiaries provide operational services for these vessels.

(8)	Charterer has an option to extend the time charter.

(9)	Charterer has the right to purchase the vessel at end of the bareboat charter.

(10)	In June 2007, OPCO exercised its option to purchase this vessel. The vessel delivered in March 2008.

On the Norwegian continental shelf, regulations have been imposed on the operators of offshore fields related to vaporized crude oil that is formed and emitted during loading operations and which is commonly referred to as “VOC.” To assist the oil companies in their efforts to meet the regulations on VOC emissions from shuttle tankers, OPCO and Teekay Corporation have played an active role in establishing a unique co-operation among all of the approximately 26 owners of offshore fields in the Norwegian sector. The purpose of the co-operation is to implement VOC recovery systems on selected shuttle tankers and to ensure a high degree of VOC recovery at a minimum cost followed by joint reporting to the authorities. Currently, there are 12 VOC plants installed aboard shuttle tankers operated or owned by OPCO. The oil companies that participate in the co-operation have engaged OPCO to undertake the day-to-day administration, technical follow-up and handling of payments through a dedicated clearing house function.

During 2007, approximately 76% of our net voyage revenues were earned by the vessels in the shuttle tanker segment, compared to approximately 73% in 2006 and 61% in 2005. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.

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

The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 dwt. Aframax tankers are the mid-size of the various primary oil tanker types, typically sized from 80,000 to 119,999 dwt. As of December 31, 2007, the world Aframax tanker fleet consisted of approximately 726 vessels, of which 576 crude tankers and 150 coated tankers are termed conventional tankers. As of December 31, 2007, there were approximately 287 conventional Aframax newbuildings on order for delivery through 2011. Delivery of a vessel typically occurs within three to four years after ordering.

As of December 31, 2007, our Aframax conventional crude oil tankers had an average age of approximately 11.0 years, compared to the average age of 9.5 years for the world Aframax conventional tanker fleet. New Aframax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require the phase-out of double-hulled vessels by 25 years. All of our Aframax tankers are double-hulled.

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

The following table provides additional information about our conventional tankers as of December 31, 2007:

Vessel	Capacity (dwt)	Built	Ownership	Contract Type	Charterer	Remaining Term (1)
Kilimanjaro Spirit	115,000	2004	100%	Time charter	Teekay	11 years
Fuji Spirit	106,300	2003	100%	Time charter	Teekay	11 years
Hamane Spirit	105,200	1997	100%	Time charter	Teekay	8 years
Poul Spirit	105,300	1995	100%	Time charter	Teekay	7 years
Gotland Spirit	95,300	1995	100%	Time charter	Teekay	7 years
Torben Spirit	98,600	1994	100%	Time charter	Teekay	5 years
Scotia Spirit (2)	95,000	1992	100%	Time charter	Teekay	4 years
Leyte Spirit	98,700	1992	100%	Time charter	Teekay	4 years
Luzon Spirit	98,600	1992	100%	Time charter	Teekay	4 years
Total capacity	918,000
__________

(1)
Charterer has options to extend each time charter on an annual basis for a total of five years after the initial term. Charterer also has the right to purchase the vessel beginning on the third anniversary of the contract at a specified price.

(2)	This vessel has been equipped with FSO equipment and OPCO can terminate the charter upon 30-days notice if it has arranged an FSO project for the vessel.

During 2007, approximately 16% of our net voyage revenues were earned by the vessels in the conventional tanker segment, compared to approximately 24% in 2006 and 36% in 2005. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

FSO Segment

FSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity. An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and offtake systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive the cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. FSO units are usually conversions of older single-hull conventional oil tankers. These conversions, which include installation of a loading and offtake system and hull refurbishment, can generally extend the lifespan of a vessel as an FSO unit by up to 20 years over the normal conventional tanker lifespan of 25 years.

Our FSO units are generally placed on long-term, fixed-rate time charters or bareboat charters as an integrated part of the field development plan, which provides more stable cash flow to us.

As of December 2007, there were approximately 86 FSO units operating and ten FSO units on order in the world fleet, and we had five FSO units. The major markets for FSO units are Asia, the Middle East, West Africa, South America and the North Sea. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

The following table provides additional information about our FSO units as of December 31, 2007:

Vessel	Capacity (dwt)	Built	Ownership	Field name and location	Contract Type	Charterer	Remaining Term
Pattani Spirit	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay	6 years (1)
Nordic Apollo	126,900	1978	89%	Banff, U.K.	Bareboat	Teekay	7 years (2)
Navion Saga	149,000	1991	100%	Volve, Norway	Time charter	StatoilHydro	2 years (3)
Karratha Spirit	106,600	1988	100%	Legendre, Australia	Time charter	Woodside	1 year (3)
Dampier Spirit	106,700	1987	100%	Stag, Australia	Time charter	Apache	6 year (3)
Total capacity	603,0000
________

(1)	This vessel is on a back-to-back charter between Teekay and Unocol for a remaining term of six years.

(2)
Charterer is required to charter the vessel for as long as a specified FPSO unit, the Petrojarl Banff, produces the Banff field in the North Sea, which could extend to 2014 depending on the field operator.

(3)	Charterer has option to extend the time charter after the initial fixed period.

During 2007 approximately 8% of our net voyage revenues were earned by the vessels in the FSO segment, compared to 3% in 2006 and 2005. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Business Strategies

Our primary business objective is to increase distributions per unit by executing the following strategies:

•
Expand global operations in high growth regions. We seek to expand our shuttle tanker and FSO unit operations into growing offshore markets such as Brazil and Australia. In addition, we intend to pursue opportunities in new markets such as Arctic Russia, Eastern Canada, the Gulf of Mexico, Asia and Africa.

•
Pursue opportunities in the FPSO sector. We believe that Teekay Corporation’s control of Petrojarl will enable us to competitively pursue FPSO projects anywhere in the world by combining Petrojarl’s engineering and operational expertise with Teekay Corporation’s global marketing organization and extensive customer and shipyard relationships.

•
Acquire additional vessels on long-term, fixed-rate contracts. We intend to continue acquiring shuttle tankers and FSO units with long-term contracts, rather than ordering vessels on a speculative basis, and we intend to follow this same practice in acquiring FPSO units. We believe this approach facilitates the financing of new vessels based on their anticipated future revenues and ensures that new vessels will be employed upon acquisition, which should stabilize cash flows. Additionally, we anticipate growing by acquiring additional limited partner interests in OPCO that Teekay Corporation may offer us in the future.

•
Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. Energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage OPCO’s and Teekay Corporation’s operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

•
Manage our conventional tanker fleet to provide stable cash flows. We believe the fixed-rate time charters for these tankers will provide stable cash flows during their terms and a source of funding for expanding offshore operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in an effort to maximize returns on the conventional fleet while managing residual risk.

Competitive Strengths

We believe that we are well positioned to execute our business strategies because of the following competitive strengths:

•
Leading position in the shuttle tanker sector. We are the world’s largest owner and operator of shuttle tankers, as we owned or operated 38 of the 74 vessels in the world shuttle tanker fleet as at December 31, 2007. Our large fleet size enables us to provide comprehensive coverage of charterers’ requirements and provides opportunities to enhance the efficiency of operations and increase fleet utilization.

•
Offshore operational expertise and enhanced growth opportunities through our relationship with Teekay Corporation. Teekay Corporation has achieved a global brand name in the shipping industry and the offshore market, developed an extensive network of long-standing relationships with major energy companies and earned a reputation for reliability, safety and excellence. Some benefits we believe we receive due to our relationship with Teekay Corporation include:

•
access through services agreements to its comprehensive market intelligence and operational and technical sophistication gained from over 25 years of providing shuttle tanker services and FSO services to offshore energy customers. We believe this expertise will also assist us in successfully expanding into the FPSO sector through Teekay Corporation’s control of Petrojarl and our rights to participate in certain FPSO projects under the omnibus agreement;

•	access to Teekay Corporation’s general commercial and financial core competencies, practices and systems, which we believe enhances the efficiency and quality of operations;

•	enhanced growth opportunities and added competitiveness in bidding for transportation requirements for offshore projects and in attracting and retaining long-term contracts throughout the world; and

•
improved leverage with leading shipyards during periods of vessel production constraints, which are anticipated over the next few years, due to Teekay Corporation’s established relationships with these shipyards and the high number of newbuilding orders it places.

•
Cash flow stability from contracts with leading energy companies. We benefit from stability in cash flows due to the long-term, fixed-rate contracts underlying most of our business. We have been able to secure long-term contracts because our services are an integrated part of offshore oil field projects and a critical part of the logistics chain of the fields. Due to the integrated nature of our services, the high cost of field development and the need for uninterrupted oil production, contractual relationships with customers with respect to any given field typically last until the field is no longer producing.

•
Disciplined vessel acquisition strategy and successful project execution. Our fleet has been built through successful new project tenders and acquisitions, and this strategy has contributed significantly to our leading position in the shuttle tanker market. A significant portion of OPCO’s shuttle tanker fleet was established through the acquisition of Ugland Nordic Shipping AS in 2001 and Navion AS, StatoilHydro ASA’s shipping subsidiary, in 2003. In addition, we have increased the size of our fleet through customized shuttle tanker and FSO projects for major energy companies around the world.

•
We have financial flexibility to pursue acquisitions and other expansion opportunities through additional debt borrowings and the issuance of additional partnership units. As of March 31, 2008, our existing revolving credit facilities provided us access to $115.5 million of undrawn financing for working capital and acquisition purposes. We believe that borrowings available under our revolving credit facilities, access to other bank financing facilities and the debt capital markets, and our ability to issue additional partnership units will provide us with financial flexibility to pursue acquisition and expansion opportunities.

Customers

We provide marine transportation and storage services to energy and oil service companies or their affiliates. Our most important customer measured by annual voyage revenue excluding Teekay Corporation, is StatoilHydro ASA, which is Norway’s largest energy company and one of the world’s largest producers of crude oil. StatoilHydro created the shuttle tanker industry beginning in the late 1970s and developed the current operating model in the North Sea. StatoilHydro chose Teekay Corporation to purchase its shuttle tanker operations in 2003, and Teekay Corporation and we continue to have a close working relationship with StatoilHydro.

StatoilHydro, Teekay Corporation and Petrobras Transporte S.A. accounted for approximately 40%, 20% and 13%, respectively, of our consolidated voyage revenues during the year ended December 31, 2007. Teekay Corporation and StatoilHydro ASA accounted for approximately 22% and 27%, respectively, of consolidated voyage revenues during 2006, and approximately 32% and 23%, respectively, of combined consolidated voyage revenues during 2005. No other customer accounted for 10% or more of revenues during any of these periods.

Safety, Management of Ship Operations and Administration

Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels. In 2007 Teekay Corporation introduced a behavior-based safety program called “Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation.

Key performance indicators facilitate regular monitoring of our operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed monthly to determine if remedial action is necessary to reach the targets.

Teekay Corporation, through certain of its subsidiaries, assists our operating subsidiaries in managing their ship operations. Det Norske Veritas, the Norwegian classification society, has approved Teekay Corporation’s safety management system as complying with the International Safety Management Code (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and Occupational Health and Safety Advisory Services (or OHSAS) 18001, and this system has been implemented on all our ships. Australia’s flag administration has approved this safety management system for our Australian-flagged vessel. As part of Teekay Corporation’s ISM Code compliance, all the vessels’ safety management certificates are being maintained through ongoing internal audits performed by Teekay Corporation’s certified internal auditors and intermediate external audits performed by Det Norske Veritas and Australia’s flag administration. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.

Teekay Corporation provides, through certain of its subsidiaries, expertise in various functions critical to the operations of our operating subsidiaries. We believe this arrangement affords a safe, efficient and cost-effective operation. Teekay subsidiaries also provide to us access to human resources, financial and other administrative functions pursuant to administrative services agreements.

Critical ship management functions that certain subsidiaries of Teekay Corporation provide to our operating subsidiaries through the Teekay Marine Services division located in various offices around the world include:

•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance; and

•	financial management services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.

In addition, Teekay Corporation’s day-to-day focus on cost control is applied to our operations. In 2003, Teekay Corporation and two other shipping companies established a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals. Through our arrangements with Teekay Corporation, we benefit from this purchasing alliance.

We believe that the generally uniform design of some of our existing and newbuilding vessels and the adoption of common equipment standards provides operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism).

Under bareboat charters, the customer is responsible to insure the vessel. We believe that current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Substantially all of our vessels are not insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience.

We use in our operations Teekay Corporation’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations.

Classification, Audits and Inspections

All of our shuttle tankers and conventional oil tankers have been “classed” by one of the major classification societies:  Det Norske Veritas, Lloyd’s Register of Shipping or the American Bureau of Shipping.  Although FSO and FPSO units are not required to be “classed”, each of our FSO units has been inspected and certified as such.  The classification society certifies that the vessel has been built and maintained in accordance with its rules and complies with applicable rules and regulations of the country of registry, although for some vessels this latter certification is obtained directly from the relevant flag state authorities. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an Intermediate Survey) and the fifth annual inspection being the most comprehensive survey (a Special Survey). The inspection cycle resumes after each Special Survey. Vessels may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater area and fittings. However, many of our vessels have qualified with their respective classification societies for drydocking every five years and are no longer subject to the Intermediate Survey drydocking process. To qualify, the resiliency of the underwater coatings of each vessel was enhanced and the hull was marked to accommodate underwater inspections by divers.

In addition to classification inspections:

•
the vessel’s flag state, or the vessel’s classification society if nominated by the flag state, inspect the vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory;

•	port state control authorities, such as the U.S. Coast Guard and Australian Maritime Safety Authority, inspect vessels at regular intervals; and

•	customers regularly inspect our vessels as a condition to chartering, and regular inspections are standard practice under long-term charters.

In addition to third-party audits and inspections, our seafarers regularly inspect their vessels and perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect the vessels at least twice a year for conformity with established criteria. Upon completion of each inspection, recommendations are made for improving the overall condition of the vessel and its maintenance, safety and crew welfare. All recommendations are monitored until they are completed.  The objective of these inspections are to:

•	ensure adherence to our operating standards;

•	maintain the structural integrity of the vessel is being maintained;

•	maintain machinery and equipment to give full reliability in service;

•	optimize performance in terms of speed and fuel consumption; and

•	ensure the vessel’s appearance will support our brand and meet customer expectations.

To achieve the vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” developed by Teekay Corporation. This system is designed to monitor the condition of the vessels closely and to ensure that structural strength and integrity are maintained throughout a vessel’s life.

Teekay Corporation, which assists us in managing our ship operations through its subsidiaries, has obtained approval for its safety management system as being in compliance with the ISM Code. To maintain compliance, the system is audited regularly by either the vessels’ flag state or, when nominated by the flag state, a classification society. Certification is valid for five years subject to satisfactorily completing internal and external audits.

Regulations

General

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of the vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and that may materially adversely affect operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of operations.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the oil tanker markets and will accelerate the scrapping of older vessels throughout these markets.

Regulation — International Maritime Organization (or IMO)

The IMO is the United Nation’s agency for maritime safety. IMO regulations include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code, the International Convention on Prevention of Pollution from Ships (or the MARPOL Convention), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Load Lines of 1966. The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning (DP) systems, which would apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the specific requirements for shuttle tankers, FSO units and FPSO units under the NPD (Norway) and HSE (United Kingdom) regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s compliance with requirements of the ISM Code relating to the development and maintenance of an extensive “Safety Management System.” Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in our fleet currently is ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding upon delivery.

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

In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective April 5, 2005, accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. All of our shuttle and conventional oil tankers are double-hulled and were delivered after July 6, 1996, so those tankers will not be affected directly by these IMO regulations.

Shuttle Tanker, FSO Unit and FPSO Unit Regulation

Our shuttle tankers primarily operate in the North Sea. In addition to the regulations imposed by the IMO, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas, including HSE in the United Kingdom and NPD in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on the shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea. In Brazil, Petrobras serves in a regulatory capacity and has adopted standards similar to those in the North Sea.

Environmental Regulations — The United States Regulations

The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

▪	natural resources damages and the related assessment costs;

▪	real and personal property damages;

▪	net loss of taxes, royalties, rents, fees and other lost revenues;

▪	lost profits or impairment of earning capacity due to property or natural resources damage;

▪	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

▪	loss of subsistence use of natural resources.

OPA 90 limits the liability of responsible parties. Effective as of October 9, 2006, the limit for double-hulled tank vessels was increased to the greater of $1,900 per gross ton or $16 million per double-hulled tanker per incident, subject to adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We currently maintain for each vessel pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be built with double-hulls.  All of our existing tankers are, and all of our newbuildings will be, double-hulled.

In December 1994, the U.S. Coast Guard (or Coast Guard) implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the then-applicable OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The financial responsibility limits have not been increased to comport with the amended statutory limits of OPA. However, the Coast Guard has issued a notice of policy change indicating its intention to change the financial responsibility regulations accordingly. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.

The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. The Coast Guard has indicated that it intends to propose a rule that would increase the required amount of such COFRs to $2,200 per gross ton to reflect the higher limits on liability imposed by OPA 90, as described above.

The Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship-owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by obtaining financial guarantees from a third-party. If other vessels in our fleet trade into the United States in the future, we expect to obtain additional guarantees from third-party insurers or to provide guarantees through self-insurance.

OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries if the state’s regulations are equally or more stringent, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, including California, Washington and Alaska, require state specific COFR and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

▪	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

▪	describe crew training and drills; and

▪	identify a qualified individual with full authority to implement removal actions.

We have filed vessel response plans with the Coast Guard for the vessels we own and have received approval of such plans for all vessels in our fleet to operate in United States waters. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

Environmental Regulation — Other Environmental Initiatives

Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil as cargo, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $7.4 million plus approximately $1,040 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $148 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships (or Annex VI) to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We plan to operate our vessels in compliance with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of bunkers as potential pollutants, and requiring the installation on ocean-going vessels of pollution prevention equipment such as oily water separators and bilge alarms.

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court in that action issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date.

The EPA has appealed this decision. Oral arguments on this appeal were heard by the Ninth Circuit Court of Appeals on August 14, 2007. No decision has yet been issued. If the exemption is repealed, we would be subject to the Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the costs of operating in the United States. For example, this ruling could require the installation of equipment on our vessels to treat ballast water before it is discharged, require the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and otherwise restrict our vessels traffic in U.S. waters.

In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (or VOC equipment) on most shuttle tankers serving the Norwegian continental shelf. Oil companies bear the cost to install and operate the VOC equipment onboard the shuttle tankers.

Vessel Security Regulation

The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA.

C. Organizational Structure

Our sole general partner is Teekay Offshore GP L.L.C., which is a wholly owned subsidiary of Teekay Corporation.  Teekay Corporation also controls its public subsidiaries Teekay LNG Partners L.P. (NYSE: TGP) and Teekay Tankers Ltd. (NYSE: TNK).

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2007

D. Properties

Other than our vessels and VOC plants mentioned above, we do not have any material property.

E. Taxation of the Partnership

United States Taxation

This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (or the Code) as in effect on the date of this Annual Report, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, as in effect on the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

Based on our current operations, we expect substantially all of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, certain of our activities could give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, as well as give rise to U.S. Source Domestic Transportation Income, all of which could be subject to U.S. federal income taxation, unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

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

A non-U.S. corporation will qualify for the Section 883 Exemption if it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption), it meets one of three ownership tests (or the Ownership Test) described in the Final Section 883 Regulations and it meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Ownership Test described in the Final Section 883 Regulations. We believe that we should satisfy the Ownership Test based upon the ownership of more than 50% of the value of us by Teekay Corporation. However, the determination of whether we satisfy the Ownership Test at any given time depends upon a multitude of factors, including Teekay Corporation’s ownership of us, whether Teekay Corporation’s stock is publicly traded, the concentration of ownership of Teekay Corporation’s own stock and the satisfaction of various substantiation and documentation requirements. There can be no assurance that we will satisfy these requirements at any given time and thus that our U.S. Source International Shipping Income would be exempt from U.S. federal income taxation by reason of Section 883 in any of our taxable years.

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

Taxation of TEHS Dividends. Luxembourg levies a 15% withholding tax on dividends paid by a Luxembourg company to a non-EU resident, absent an Income Tax Treaty, which would apply to dividends paid by TEHS to Norsk Teekay. However, we currently do not expect to cause TEHS to pay dividends, but to distribute all of its available cash through the payment of interest and principal on its loans owing to Norsk Teekay and/or OPCO. In addition, under current Luxembourg tax rules, it is possible to releverage the Luxembourg operations with new debt, which would allow a new Luxco to continue to distribute all of its available cash through payments of interest and principal on the new debt.

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

Singapore Taxation

Taxation of Singapore Companies Operating Ships in International Traffic. OPCO has one subsidiary that is incorporated and tax resident in Singapore for Singapore tax purposes, Teekay Navion Offshore Loading Pte. Ltd. (or TNOL).

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

Under Section 13F of the Singapore Income Tax Act and the terms of the AIS incentive approval letter from the Maritime Port Authority of Singapore (or MPA) dated January 2005, the types of income that would qualify for tax exemption include:

•	charter hire/freight income from the operation of non-Singapore-registered vessels outside the limits of the port of Singapore;
•	dividends from approved shipping subsidiaries;
•	gains from the disposition of non-Singapore-registered ships for a period of 5 years from January 1, 2004 to December 13, 2008; and
•	foreign exchange, interest rate swaps and other derivative gains would be automatically regarded as tax exempt hedging gains for a period of 5 years from January 1 2004 to December 31, 2008.

The AIS status awarded to TNOL is subject to TNOL meeting and continuing to meet the following conditions:

•	be a tax resident in Singapore;
•	own and operate a significant fleet of ships;
•	implement the business plan agreed with the MPA at the time of application of the incentive or such other modified plans as approved by the MPA;
•	the company’s shipping operations should be controlled and managed in Singapore;
•	incur directly attributable business spending in Singapore an average of S$4 million a year or S$20 million over a 5 year period;
•	support and make significant use of Singapore’s trade infrastructure, such as banking, financial, business training, arbitration, and other ancillary services;
•	all ships chartered-in must be conducted on an arm's-length basis;
•	inform the MPA of any changes to its Group shareholdings and operations;
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

Taxation of Investment Income. Any investment income earned by TNOL would be subject to the normal corporate tax rules. With respect to the interest income earned from deposits placed outside Singapore, the interest will be taxable in Singapore at the prevailing corporate tax rate (currently 18.0%) when received or deemed received in Singapore.

Taxation of Ship Management Income. In addition to the above, since October 2006 TNOL has provided ship management services to related and third party companies. Income from such activities does not qualify for exemption under the AIS incentive. Accordingly, the income derived from these activities is subject to tax at the prevailing corporate tax rate of 18.0%.

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

Teekay Offshore Australia Trust (or the “Trust”), which owns and operates the Karratha Spirit vessel in Australian waters, is treated as a company for Australian tax purposes. OPCO is the beneficiary of the Trust.

As a beneficiary of the Trust, OPCO is subject to Australian tax on the taxable income of the Trust derived from Australian sources. Since the Trust only operates one asset, the Karratha Spirit, it is expected that all taxable income of the Trust has an Australian source.

Since, however, OPCO is not a resident of Australia, the trustee of the Trust is required to pay the Australian tax due, on behalf of OPCO (the non-resident beneficiary). This is at 30.0% of the taxable income of the Trust.

The Trust is required to file an Australian tax return disclosing the taxable income related to the Trust and receives a credit for the tax paid by the trustee. Hence, no further Australian income tax should be due by the Trust. Generally, the Trust will be taxable on its income attributable to its operations in Australia calculated under generally accepted accounting principles, as adjusted for tax purposes. Gross income will include capital gains, interest and realized foreign exchange gains and losses.  Trusts are subject to capital gains on the disposition of different classes of assets, including those which are used to carry on a business in Australia, and land and buildings situated in Australia. Capital gains can be offset by any capital losses incurred in the current year, in addition to any carried forward capital losses. Net capital gains generated by a trust are taxed at the general corporate rate of 30.0%.

Generally, a Trust is allowed to deduct the expenses it incurs in a taxation year, to the extent the expenses are incurred to earn the Australian sourced income. The Australian operations of the Trust is partly financed by debt. As such, to the extent the interest expense is allocable to the Australian sourced income it should generate interest deductions, subject to thin capitalization restrictions.

Teekay Australia Offshore Holdings Pty Ltd. (or “TAOH”) was incorporated in July of 2007 and is owned directly by the Partnership.  TAOH is the sole member of Dampier Spirit LLC, which owns and operates the Dampier Spirit vessel in Australian waters.  Together, TAOH and Dampier Spirit LLC form a tax consolidated group for Australian tax reporting purposes.  The consolidated group is taxed as a regular Australian company and is subject to Australian domestic tax law.  The consolidated group is taxed on its consolidated taxable income at the Australian corporate tax rate of 30% and is required to file an Australian tax return.

Thin capitalization measures apply which limit the deductibility of interest expenditure incurred by non-residents carrying on a business in Australia. The measures apply to the total debt of the Australian operations of multinational groups such that interest deductions are denied to the extent that borrowings exceed a safe harbor ratio or, alternatively, an arm’s length debt amount (as so calculated under the provisions of the Australian income tax legislation). Broadly, the safe harbor maximum amount of Australian debt for the Australian operations of a non-resident is 75.0% of the accounting book value of the assets of the Australian operation after being reduced by non-debt liabilities (calculated on an average basis).

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

Item 5.  Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. Our growth strategy focuses on expanding our fleet of shuttle tankers and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring FPSO units, which produce and process oil offshore in addition to providing storage and offloading capabilities. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we seek to expand our offshore operations.

SIGNIFICANT DEVELOPMENTS

Our Initial Public Offering

On December 19, 2006, we completed our initial public offering of 8.05 million common units at a price of $21.00 per unit. The net proceeds from the offering were $155.2 million. The offering included 1.05 million common units sold to the underwriters in connection with the exercise of their over-allotment option. We used the net proceeds to repay a $134.6 million promissory to Teekay Corporation and to redeem 1.05 million common units from Teekay Corporation for $20.6 million.

Prior to the closing of this offering, Teekay Corporation contributed entities owning and operating a fleet of shuttle tankers, FSO units and Aframax conventional crude oil tankers to Teekay Offshore Operating L.P. (or OPCO). Upon the closing of our initial public offering, we acquired from Teekay Corporation a 26.0% interest in OPCO. Teekay Corporation owns the remaining 74.0% interest in OPCO. Prior to June 30, 2007, our 26.0% interest in OPCO represented our only cash-generating asset. The results prior to our initial public offering discussed below are the results of the entities that were contributed to OPCO, which we refer to collectively as “Teekay Offshore Partners Predecessor”. The entities contributed to OPCO do not own some of the assets and operations they owned during the year ended December 31, 2007. References in this Item 5 - Management’s Discussion and Analysis of Financial Condition and Results of Operations to “OPCO” refer to Teekay Offshore Partners Predecessor for periods prior to December 19, 2006 and to OPCO and its subsidiaries for periods on or after December 19, 2006.

Acquisition of Vessels in 2007

In July 2007, we directly acquired interests in two double-hull shuttle tankers and related charters for a total cost of approximately $159.1 million, including assumption of debt of $93.7 million. These interests, which we acquired from Teekay Corporation, include a 100% interest in the 2000-built Navion Bergen and a 50% interest in the 2006-built Navion Gothenburg, together with their respective 13-year, fixed-rate bareboat charters to a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A.

On October 1, 2007, we directly acquired one FSO unit, the Dampier Spirit, for a total cost of approximately $30.3 million.  The Dampier Spirit operates under a 7-year fixed-rate, time-charter to Apache Corporation of Australia.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation is obligated to offer us certain shuttle tankers, FSO units, and FPSO units it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length.

Teekay Corporation has ordered four Aframax shuttle tanker newbuildings, which are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $416.9 million. It is anticipated that these vessels will be offered to us and will be used to service either new long-term, fixed-rate contracts Teekay Corporation may be awarded prior to delivery or OPCO’s contracts-of-affreightment in the North Sea.

The omnibus agreement also obligates Teekay Corporation to offer to us (a) its interest in certain future FPSO and FSO projects it may undertake through its 50%-owned joint venture with Teekay Petrojarl ASA and (b) if Teekay Corporation obtains 100% ownership of Teekay Petrojarl ASA, the existing FPSO units owned by Teekay Petrojarl ASA that are servicing contracts in excess of three years in length. As at March 31, 2008, Teekay Corporation had a 65% ownership interest in Teekay Petrojarl ASA.

Our Contracts of Affreightment and Charters

We generate revenues by charging customers for the transportation and storage of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Contracts of affreightment, whereby we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time;

•
Time charters, whereby vessels we operate and are responsible for crewing are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates;

•	Bareboat charters, whereby customers charter vessels for a fixed period of time at rates that are generally fixed, but the customers operate the vessels with their own crews; and

•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Contract of Affreightment	Time Charter	Bareboat Charter	Voyage Charter (1)
Typical contract length	One year or more	One year or more	One year or more	Single voyage
Hire rate basis (2)	Typically daily	Daily	Daily	Varies
Voyage expenses (3)	We pay	Customer pays	Customer pays	We pay
Vessel operating expenses (3)	We pay	We pay	Customer pays	We pay
Off-hire (4)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay
__________

(1)	Under a consecutive voyage charter, the customer pays for idle time.

(2)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(3)	Defined below under “Important Financial and Operational Terms and Concepts.”

(4)	“Off-hire” refers to the time a vessel is not available for service.

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

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and bareboat charters and by the shipowner under voyage charters and contracts of affreightment. When we pay voyage expenses, they typically are added to the hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses incurred by us. Because the amount of voyage expenses we incur for a particular charter depends upon the type of charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).

Vessel Operating Expenses. Under all types of charters except for bareboat charters, the shipowner is responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crews and repairs and maintenance.

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

Income from Vessel Operations. To assist us in evaluating operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency exchange gains and losses and other income and losses.

Drydocking. We must periodically drydock our shuttle tankers and conventional oil tankers for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. We may drydock FSO units if we desire to qualify them for shipping classification. Generally, each shuttle tanker and conventional oil tanker is drydocked every two and a half to five years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Depreciation and amortization expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•
charges related to the amortization of the fair value of contracts of affreightment where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period in which the asset is expected to contribute to future cash flows.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.

Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. We use calendar-ship-days primarily to highlight changes in vessel operating expenses, time charter hire expense and depreciation and amortization. For periods prior to our initial public offering in December 2006, calendar-ship days are based on OPCO's owned and chartered-in fleet, excluding vessels owned by OPCO's five 50% owned joint ventures. For periods on or after our initial public offering, calendar-ship days are based on our and OPCO's owned and chartered-in fleet, including vessels owned by our 50% controlled joint ventures, as OPCO obtained control of five of these joint ventures as of December 1, 2006, and we purchased a 50% interest in one joint venture in July 2007.

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

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

▪
Our cash flow will be reduced by distributions on Teekay Corporation’s interest in OPCO. Following the closing of our initial public offering, Teekay Corporation has held a 74% limited partner interest in OPCO. OPCO’s partnership agreement requires it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution, the Board of Directors of our general partner must approve the amount of cash reserves to be set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Distributions to Teekay Corporation for periods following our initial public offering reduce our cash flow compared to historical results.

▪
On July 1, 2006, OPCO transferred certain assets to Teekay Corporation that are included in results of operation prior to that date. On July 1, 2006, and in anticipation of our initial public offering, OPCO transferred to Teekay Corporation a subsidiary of Norsk Teekay Holdings Ltd. (Navion Shipping Ltd.) that chartered-in approximately 25 conventional tankers since 2004 and subsequently time-chartered the vessels back to Teekay Corporation at charter rates that provided for a 1.25% fixed profit margin. In addition, OPCO transferred to Teekay Corporation a 1987-built shuttle tanker (the Nordic Trym), a 1992-built in-chartered shuttle tanker (the Borga) and certain other assets (collectively with Navion Shipping Ltd., the Non-OPCO Assets). During 2006 and 2005, the Non-OPCO Assets accounted for approximately 14.3% and 31.3%, respectively, of OPCO’s net voyage revenues.

▪
Amendments to OPCO’s joint venture agreements in December 2006 have resulted in five 50% joint venture companies being consolidated with us under GAAP. Our results of operations prior to December 1, 2006 reflect OPCO’s investment in five 50% joint venture companies, accounted for using the equity method, whereby the investment is carried at the original cost plus OPCO’s proportionate share of undistributed earnings. On December 1, 2006, the operating agreements for these joint ventures were amended such that OPCO obtained control of these joint ventures, resulting in the consolidation of these five joint venture companies in accordance with GAAP. Although our net income did not change due to this change in accounting, the results of the joint ventures have been reflected in our income from operations since December 1, 2006. As noted above, this change also resulted in the five shuttle tankers owned by these joint ventures being included in the vessels used to calculate calendar-ship-days.

▪
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. For instance, in addition to the decrease in chartered-in vessels associated with the transfer of Navion Shipping Ltd. described above, the average number of owned vessels in our shuttle tanker fleet increased from 21 in 2006 to 25 in 2007, and our FSO segment increased from 3 in 2006 to 4 in 2007. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

▪
Our financial results of operations reflect different time charter terms for OPCO’s nine conventional tankers. On October 1, 2006, OPCO entered into new fixed-rate time charters with a subsidiary of Teekay Corporation for OPCO’s nine conventional tankers at rates we believed reflected then-prevailing market rates. Please read item 18 - Financial Statements: Note 10 “Related Party Transactions.”  At various times prior to October 2006, eight of these nine conventional tankers were employed on time charters with the same subsidiary of Teekay Corporation. However, the charter rates were generally lower than market-based charter rates, as they were based on the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures. The ninth conventional tanker was employed on voyage and bareboat charters. Under the terms of eight of the nine new time-charter contracts, OPCO is responsible for the bunker fuel expenses and the approximate amounts of these expenses are added to the daily hire rate.

▪
Our vessel operating costs are facing industry-wide cost pressures.  The shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage has resulted in crewing wage increases during 2007, the effect of which is explained in our comparison of vessel operating expenses incurred in the year ended December 31, 2007 versus the year ended December 31, 2006. We expect a trend of increasing crew compensation to continue into 2008.

▪
Our financial results of operations are affected by fluctuations in currency exchange rates. Under US GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes are revalued and reported based on the prevailing exchange rate at the end of the period. Most of our historical foreign currency gains and losses prior to our initial public offering are attributable to this revaluation in respect of our foreign currency denominated advances from affiliates. In addition, a substantial majority of OPCO’s crewing expenses historically have been denominated in Norwegian Kroner, which is primarily a function of the nationality of the crew. Fluctuations in the Norwegian Kroner relative to the U.S. Dollar have caused fluctuations in operating results. Prior to our initial public offering, OPCO settled its then-outstanding foreign currency denominated advances from affiliates and also entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars, and will not be subject to currency exchange fluctuations until 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner. At December 31, 2007, we were committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 255.7 million for U.S. Dollars at an average rate of Norwegian Kroner 5.64 per U.S. Dollar, maturing in 2009.

▪
We are incurring additional general and administrative expenses. Prior to our initial public offering, general and administrative expenses were allocated based on OPCO’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for applicable periods presented. In connection with our initial public offering, we, OPCO and certain of its subsidiaries entered into services agreements with subsidiaries of Teekay Corporation, pursuant to which those subsidiaries provide certain services, including administrative, advisory and technical services and ship management. Our cost for these services depends on the amount and types of services provided during each period. The services are valued at an arm’s-length rate that include reimbursement of reasonable direct and indirect expenses incurred to provide the services. We also reimburse our general partner for all expenses it incurs on our behalf, including compensation and expenses of its executive officers and directors and we may grant equity compensation that would result in an expense to us. Since becoming a publicly traded limited partnership, we have also incurred costs associated with annual reports to unitholders and SEC filings, investor relations, NYSE annual listing fees and additional tax compliance expenses

▪
Our operations are seasonal. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.

We manage our business and analyze and report our results of operations on the basis of three business segments: the shuttle tanker segment, the conventional tanker segment and the FSO segment.

Year Ended December 31, 2007 versus Year Ended December 31, 2006

Shuttle Tanker Segment

Our shuttle tanker fleet consists of 38 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 38 shuttle tankers, 24 are owned by OPCO (including 5 through 50% controlled joint ventures), 12 are chartered-in by OPCO and 2 are owned by us (including one through a 50% controlled joint venture). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil.

The following table presents our shuttle tanker segment’s operating results for the years ended December 31, 2007 and 2006, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2007 and 2006 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	For the Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	% Change

Voyage revenues	588,547	535,972	9.8
Voyage expenses	114,103	88,446	29.0
Net voyage revenues	474,444	447,526	6.0

Vessel operating expenses	103,444	80,307	28.8
Time-charter hire expense	150,463	165,614	(9.2)
Depreciation and amortization	85,885	71,367	20.3
General and administrative (1)	50,783	51,921	(2.2)
Gain on sale of vessels and equipment - net of writedowns	-	(4,778)	(100.0)
Income from vessel operations	83,869	83,095	0.9

Calendar-Ship-Days
Owned Vessels	9,104	7,559	20.4
Chartered-in Vessels	4,297	4,824	(10.9)
Total	13,401	12,383	8.2
__________

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

The average size of our owned shuttle tanker fleet increased for 2007 compared to 2006, primarily due to:

▪
the consolidation into our results of the five vessels owned by OPCO’s 50% controlled joint ventures, effective December 1, 2006 upon amendments to the applicable operating agreements that granted OPCO control of the joint ventures (the Consolidation of Joint Ventures); and

▪	the acquisition in July 2007 of the 2000-built shuttle tanker (the Navion Bergen) and a 50% interest in the 2006-built shuttle-tanker (the Navion Gothenburg) (the 2007 Shuttle Tanker Acquisitions);

partially offset by

▪
the sale of a 1981-built shuttle tanker (the Nordic Laurita) in July 2006 to a third party and the sale of a 1987-built shuttle tanker (the Nordic Trym) to Teekay Corporation in November 2006 (collectively, the 2006 Shuttle Tanker Dispositions).

The average size of our chartered-in shuttle tanker fleet decreased in 2007 compared to 2006, primarily due to:

▪	the redelivery of one chartered-in vessel back to its owner in April 2006; and

▪	the sale in July 2006 to Teekay Corporation of a time charter-in contract for a 1992-built shuttle tanker (the Borga).

Net Voyage Revenues. Net voyage revenues increased for 2007 from 2006, primarily due to:

▪	an increase of $40.8 million due to the Consolidation of Joint Ventures;

▪	an increase of $10.2 million due to the 2007 Shuttle Tanker Acquisitions; and

▪	an increase of $3.6 million due to the renewal of certain vessels on time charter contracts at higher daily rates during 2006;

partially offset by

▪
a decrease of $13.6 million in revenues due to (a) fewer revenue days for shuttle tankers servicing contracts of affreightment during 2007 due to a decline in oil production from mature oil fields in the North Sea and (b) the redeployment of idle shuttle tankers servicing contracts of affreightment in the conventional spot market at a lower average charter rate during the fourth quarter of 2007 due to a weaker spot tanker market;

▪	a decrease of $7.6 million due to the 2006 Shuttle Tanker Dispositions;

▪	a decrease of $4.4 million due to the sale of the time charter-in contract for the Borga; and

▪	a decrease of $2.9 million from the redelivery of one chartered-in vessel to its owner in April 2006.

Vessel Operating Expenses. Vessel operating expenses increased for 2007 from 2006, primarily due to:

▪	an increase of $17.3 million due to the Consolidation of Joint Ventures;

▪
an increase of $7.0 million in salaries for crew and officers primarily due to general wage escalations from the renegotiation of seafarer contracts, changes in crew composition and a change in the crew rotation system; and

▪	an increase of $1.9 million relating to an increase in services due to the rising cost of consumables, lubes, and freight during 2007;

partially offset by

▪	a decrease of $3.2 million due to the 2006 Shuttle Tanker Dispositions.

Time-Charter Hire Expense. Time-charter hire expense decreased for 2007 from 2006, primarily due to the decrease in the average number of vessels chartered-in.

Depreciation and Amortization. Depreciation and amortization expense increased for 2007 from 2006, primarily due to:

▪	an increase of $13.7 million due to the Consolidation of Joint Ventures;

▪	an increase of $3.5 million due to the 2007 Shuttle Tanker Acquisitions; and

▪	an increase of $3.9 million from the amortization of vessel upgrades and drydock costs incurred during 2006 and 2007;

partially offset by

▪	a decrease of $5.7 million relating to the 2006 Shuttle Tanker Dispositions.

Gain on sale of vessels equipment - net of writedowns. Gain on sale of vessels and equipment - net of writedowns for 2006 was a net gain of $4.8 million, which was comprised primarily of:

▪	a $6.4 million gain relating to the sale of a 1981-built shuttle tanker (the Nordic Laurita) in July 2006;

partially offset by

▪
a $2.2 million writedown in 2006 of certain offshore equipment servicing a marginal oil field that was prematurely shut down in June 2005 due to lower than expected oil production. This writedown occurred due to a reassessment of the estimated net realizable value of the equipment and follows a $12.2 million writedown in 2005 arising from the early termination of a contract for the equipment (some of this equipment was re-deployed on another field in October 2005).

Conventional Tanker Segment

OPCO owns nine Aframax conventional crude oil tankers, all of which operate under fixed-rate time charters with Teekay Corporation.

The following table presents our conventional tanker segment’s operating results for the years ended December 31, 2007 and 2006, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2007 and 2006 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our conventional tanker segment.

	For the Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	% Change

Voyage revenues	135,922	150,070	(9.4)
Voyage expenses	36,594	4,892	648.0
Net voyage revenues	99,328	145,178	(31.6)

Vessel operating expenses	24,175	19,378	24.8
Time-charter hire expense	-	79,338	100.0
Depreciation and amortization	21,324	21,212	0.5
General and administrative (1)	7,828	18,886	(58.6)
Restructuring charge	-	832	(100.0)
Income from vessel operations	46,001	5,532	731.6

Calendar-Ship-Days
Owned Vessels	3,405	3,650	(6.7)
Chartered-in Vessels	-	4,395	(100.0)
Total	3,405	8,045	(57.7)
___________

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

The average size of the conventional crude oil tanker fleet (including vessels chartered-in) decreased for 2007 compared to 2006, primarily due to:

▪
the sale to Teekay Corporation during July 2006 of Navion Shipping Ltd., which chartered-in approximately 25 conventional tankers since 2004 and subsequently time-chartered the vessels back to Teekay Corporation at charter rates that provided for a 1.25% fixed profit margin (please read "– Items You Should Consider When Evaluating Our Results – On July 1, 2006, OPCO transferred certain assets to Teekay Corporation that are included in results of operations prior to that date"); and

▪
the transfer of the Navion Saga to the FSO segment as a result of the completion of its conversion to an FSO unit and commencing a three-year FSO time charter contract in early May 2007 (prior to the completion of the vessel’s conversion to an FSO unit, it was included as a conventional crude oil tanker within the conventional tanker segment).

Net Voyage Revenues. Net voyage revenues decreased for 2007 from 2006, primarily due to:

▪	a decrease of $80.0 million due to the sale of Navion Shipping Ltd.;

partially offset by

▪
an increase of $33.9 million resulting from higher hire rates earned by the nine owned Aframax conventional tankers on time charters with a subsidiary of Teekay Corporation (please read “– Items You Should Consider When Evaluating Our Results – Our financial results of operations reflect different time charter terms for OPCO’s nine conventional tankers”).

Vessel Operating Expenses. Vessel operating expenses increased for 2007 from 2006, primarily due to an increase in salaries for crew and officers as a result of general wage escalations and an increase in services and repairs and maintenance. In addition, one of the nine owned Aframax conventional tankers was employed to Teekay Corporation during 2006 on a short-term bareboat-charter under which the customer was responsible for vessel operating expenses, and was employed during 2007 on a time-charter contract under which we are responsible for vessel operating expenses.

Time-Charter Hire Expense. Due to the sale of Navion Shipping Ltd to Teekay Corporation in July 2006, OPCO did not incur any time-charter hire expense for the conventional tanker fleet during 2007 compared to $79.4 million incurred for 2006.

Depreciation and Amortization. Depreciation and amortization expense increased slightly for 2007 from 2006, primarily due to an increase from the amortization of drydock costs incurred during 2007, partially offset by a $1.3 million decrease due to the transfer of the Navion Saga to the FSO segment in early May 2007.

FSO Segment

We own five FSO units that operate under fixed-rate time charters or fixed-rate bareboat charters. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage.

The following table presents our FSO segment’s operating results for the years ended December 31, 2007 and 2006, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2007 and 2006 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	For the Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	% Change

Voyage revenues	51,500	22,650	127.4
Voyage expenses	886	1,085	(18.3)
Net voyage revenues	50,614	21,565	134.7

Vessel operating expenses	15,628	6,713	132.8
Depreciation and amortization	15,206	9,443	61.0
General and administrative (1)	2,919	1,709	70.8
Income from vessel operations	16,861	3,700	355.7

Calendar-Ship-Days	1,432	1,095	30.8
__________

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

During 2006, we operated three FSO units. A fourth FSO unit, the Navion Saga, was included as a conventional crude oil tanker within the conventional tanker segment until May 2007, when its conversion to an FSO unit was completed and it commenced operating under a three-year FSO time charter contract. In October 2007, we acquired from Teekay Corporation our fifth FSO unit, the Dampier Spirit, together with the related 7-year, fixed-rate time-charter to Apache Corporation of Australia in October 2007.

The change in operating results for the FSO segment from 2006 to 2007 were primarily due to the acquisition of  the Navion Saga and the Dampier Spirit.

Other Operating Results

General and Administrative Expenses. General and administrative expenses decreased to $61.5 million for 2007, from $72.5 million for 2006, were primarily due to:

▪
a decrease of $13.3 million primarily as a result of the sale of Navion Shipping Ltd. to Teekay Corporation in July 2006, which since 2004 had chartered-in approximately 25 conventional tankers (prior to our initial public offering, general and administrative expenses were allocated based on OPCO’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for each of the periods presented; since the initial public offering, we have incurred general and administrative expenses primarily through services agreements between us, OPCO and certain of its subsidiaries and subsidiaries of Teekay Corporation).

partially offset by

▪	an increase of $2.4 million relating to additional expenses as a result of our being a publicly-traded limited partnership since our initial public offering in December 2006.

Interest Expense. Interest expense increased to $79.8 million for 2007, from $69.4 million for 2006, primarily due to:

▪	an increase of $35.9 million relating to a full year of interest incurred on debt under a revolving credit facility OPCO entered into during the fourth quarter of 2006;

▪	an increase of $11.3 million due to the Consolidation of Joint Ventures; and

▪	an increase of $3.4 million due to the assumption of debt relating to the 2007 Shuttle Tanker Acquisitions;

partially offset by

▪
a decrease of $14.2 million in interest incurred on a Norwegian Kroner-denominated loan owing by a subsidiary of OPCO to Teekay Corporation from October 2006 until our initial public offering in December 2006 (Teekay Corporation sold this loan receivable to OPCO immediately before our initial public offering);

▪	a decrease of $12.9 million relating to the settlement of interest-bearing advances from affiliates during the fourth quarter of 2006;

▪	a decrease of $7.5 million relating to interest incurred under a revolving credit facility that was prepaid and cancelled prior to our initial public offering; and

▪
a decrease of $6.3 million relating to interest incurred by Teekay Offshore Partners Predecessor on one of its revolving credit facilities, which was not transferred to OPCO prior to our initial public offering.

Equity Income From Joint Ventures. Equity income from OPCO’s 50% joint ventures was $6.2 million for 2006. On December 1, 2006, the operating agreements for these joint ventures were amended, resulting in OPCO obtaining control of these joint ventures and, consequently, OPCO has consolidated these entities since December 1, 2006.

Foreign Currency Exchange Losses. Foreign currency exchange loss was $12.1 million for 2007 compared to a $66.7 million loss for 2006. In 2006, the foreign currency exchange loss of $66.7 million was primarily due to the revaluation of Norwegian Kroner-denominated advances from affiliates prior to our initial public offering. These foreign currency exchange losses and gains, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

Income Tax Recovery (Expense). Income tax recovery was $10.9 million 2007 compared to an income tax expense of $2.8 million for 2006. The $13.7 million increase to income tax recoveries was primarily due to deferred income tax recoveries resulting from the financial restructuring of our Norwegian shuttle tanker operations during 2006, partially offset by an increase in deferred income tax expense relating to unrealized foreign exchange translation gains.

Other Income. Other income for 2007 and 2006 was $10.4 million and $8.7 million, respectively, which was primarily comprised of leasing income from our VOC equipment.

Year Ended December 31, 2006 versus Year Ended December 31, 2005

Shuttle Tanker Segment

The following table presents our shuttle tanker segment’s operating results for the years ended December 31, 2006 and 2005, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2006 and 2005 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	For the Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2006	2005	% Change

Voyage revenues	535,972	516,758	3.7
Voyage expenses	88,446	68,308	29.5
Net voyage revenues	447,526	448,450	(0.2)

Vessel operating expenses	80,307	75,196	6.8
Time-charter hire expense	165,614	169,687	(2.4)
Depreciation and amortization	71,367	77,083	(7.4)
General and administrative (1)	51,921	55,010	(5.6)
Gain on sale of vessels and equipment - net of writedowns	(4,778)	2,820	269.4
Restructuring charge	-	955	(100.0)
Income from vessel operations	83,095	67,699	22.7

Calendar-Ship-Days
Owned Vessels	7,559	8,120	(6.9)
Chartered-in Vessels	4,824	4,963	(2.8)
Total	12,383	13,083	(5.4)
___________

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

The average size of OPCO’s owned shuttle tanker fleet decreased in 2006 compared to 2005, primarily the result of:

▪	the sale of two older shuttle tankers in March and October 2005, respectively (or the 2005 Shuttle Tanker Dispositions); and

▪	the 2006 Shuttle Tanker Dispositions.

The average size of OPCO’s chartered-in shuttle tanker fleet decreased in 2006 compared to 2005, primarily the result of:

▪	the redelivery of one chartered-in vessel back to its owner in April 2006; and

▪	the sale in July 2006 of the Borga to Teekay Corporation;

partially offset by

▪	the inclusion of two additional chartered-in vessels commencing May and June 2005.

In addition, during March 2005 OPCO sold and leased back an older shuttle tanker. This had the effect of increasing the average number of chartered-in vessels and decreasing the average number of owned vessels during 2006 compared to 2005.

Net Voyage Revenues. Net voyage revenues decreased slightly for 2006 from 2005, primarily due to:

▪	a decrease of $5.9 million from the 2005 Shuttle Tanker Dispositions;

▪	a decrease of $4.5 million due to an extended drydocking of the Nordic Trym during the second half of 2006;

▪	a decrease of $2.9 million from the redelivery of one chartered-in vessel to its owner in April 2006; and

▪	a decrease of $2.2 million from the 2006 Shuttle Tanker Dispositions;

partially offset by

▪	an increase of $5.4 million from the 2006 transfer of certain of our shuttle tankers servicing contracts of affreightment to short-term time-charter contracts, which had higher average rates;

▪	an increase of $4.9 million due to the renewal of three vessels on time charter at higher daily rates during 2006; and

▪	an increase of $3.8 million due to the change in accounting treatment resulting from the Consolidation of Joint Ventures.

Vessel Operating Expenses. Vessel operating expenses increased for 2006 from 2005, primarily due to:

▪
an increase of $5.8 million in salaries for crew and officers primarily due to a change in crew composition on one vessel upon the commencement of a new short-term time charter contract in 2005, a one-time bonus payment and general wage escalations;

▪	a total increase of $1.5 million relating to repairs and maintenance for certain vessels during 2006 and an increase in the cost of lubricants as a result of higher crude oil costs; and

▪	an increase of $1.2 million from the Consolidation of Joint Ventures;

partially offset by

▪	a decrease of $2.8 million from the 2005 Shuttle Tanker Dispositions.

Time-Charter Hire Expense. Time-charter hire expense decreased for 2006 from 2005, primarily due to the decrease in the average number of vessels chartered-in;

Depreciation and Amortization. Depreciation and amortization expense decreased for 2006 from 2005, primarily due to:

▪
a decrease of $4.3 million relating to the 2006 Shuttle Tanker Dispositions and the 2005 Shuttle Tanker Dispositions, the sale of the Nordic Trym in November 2006 and the sale and leaseback of one shuttle tanker in March 2005; and

▪
a decrease of $2.8 million relating to a reduction in amortization from the expiration during 2005 of two contracts of affreightment and from the contracts of affreightment acquired as part of the purchase of Navion AS in 2003, which are being amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts;

partially offset by

▪	an increase of $1.2 million due to the Consolidation of Joint Ventures.

Gain on sale of vessels and equipment - net of writedowns. Gain on sale of vessels and equipment - net of writedowns for 2006 was a net gain of $4.8 million, which was comprised primarily of:

▪	a $6.4 million gain relating to the sale of the Nordic Laurita in July 2006;

partially offset by

▪
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

Gain on sale of vessels and equipment - net of writedowns for 2005 was a net loss of $2.8 million, which was comprised of:

▪	a $12.2 million write-down from the previously mentioned offshore equipment;

partially offset by

▪	a $9.1 million gain on the 2005 Shuttle Tanker Dispositions.

Restructuring Charges. Restructuring charges of $1.0 million in 2005 relate to the closure of our Sandefjord, Norway office. We incurred no restructuring charges in 2006 in the shuttle tanker segment

Conventional Tanker Segment

The following table presents our conventional tanker segment’s operating results for the year ended December 31, 2006 and 2005, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2006 and 2005 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our conventional tanker segment:

	For the Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2006	2005	% Change

Voyage revenues	150,070	266,593	(43.7)
Voyage expenses	4,892	5,419	(9.7)
Net voyage revenues	145,178	261,174	(44.4)

Vessel operating expenses	19,378	22,679	(14.6)
Time-charter hire expense	79,338	203,849	(61.1)
Depreciation and amortization	21,212	21,112	0.5
General and administrative (1)	18,886	29,026	(34.9)
Restructuring charge	832	-	100.0
Income from vessel operations	5,532	(15,492)	(135.7)

Calendar-Ship-Days
Owned Vessels	3,650	3,831	(4.7)
Chartered-in Vessels	4,395	11,204	(60.8)
Total	8,045	15,035	(46.5)
___________

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

The average size of the conventional crude oil tanker fleet (including vessels chartered-in) decreased in 2006 compared to 2005, primarily due to:

▪	the sale of the Dania Spirit to a subsidiary of Teekay Corporation in June 2005 (or the 2005 Conventional Tanker Disposition); and

▪
the sale of Navion Shipping Ltd. to Teekay Corporation during July 2006 (please read "– Items You Should Consider When Evaluating Our Results – On July 1, 2006, OPCO transferred certain assets to Teekay Corporation that are included in results of operations prior to that date");

Net Voyage Revenues. Net voyage revenues decreased for 2006 from 2005, primarily due to:

▪	a decrease of $129.1 million from the sale of Navion Shipping Ltd.; and

▪	a decrease of $2.4 million relating to the 2005 Conventional Tanker Disposition;

partially offset by

▪
an increase of $15.5 million relating to an increase in the hire rate earned by the nine owned Aframax conventional tankers on time charters with a subsidiary of Teekay Corporation (please read “– Items You Should Consider When Evaluating Our Results – Our financial results of operations reflect different time charter terms for OPCO’s nine conventional tankers”).

Vessel Operating Expenses. Vessel operating expenses decreased for 2006 from 2005, primarily due to:

▪
a $2.3 million decrease relating to one of our conventional tankers, which was on a time-charter contract during 2005 and the first half of 2006 and on a bareboat contract during the second half of 2006 with a subsidiary of Teekay Corporation; and

▪	a $1.1 million decrease due to the 2005 Conventional Tanker Disposition.

Time-Charter Hire Expense. Time-charter hire expense decreased for 2006 from 2005 due to the sale of Navion Shipping Ltd to Teekay Corporation in July 2006.

Depreciation and Amortization. Depreciation and amortization expense increased slightly for 2006 from 2005, primarily due to:

▪	an increase of $0.9 million in the amortization of drydock expenditures incurred during 2006 and 2005;

partially offset by

▪	a decrease of $0.6 million relating to the 2005 Conventional Tanker Disposition.

Restructuring Charges. Restructuring charges of $0.8 million in 2006 relate to the relocation of certain operational functions to Singapore.

FSO Segment

The following table presents our FSO segment’s operating results for the year ended December 31, 2006 and 2005, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2006 and 2005 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	For the Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2006	2005	% Change

Voyage revenues	22,650	24,197	(6.4)
Voyage expenses	1,085	816	33.0
Net voyage revenues	21,565	23,381	(7.8)

Vessel operating expenses	6,713	6,600	1.7
Depreciation and amortization	9,443	9,347	1.0
General and administrative (1)	1,709	1,820	(6.1)
Income from vessel operations	3,700	5,614	(34.1)

Calendar-Ship-Days	1,095	1,095	-
______________

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

During 2006 and 2005, OPCO operated three FSO units. Net voyage revenues decreased for 2006 from 2005, primarily due to a scheduled drydocking of one of our FSO units during 2006. Vessel operating expenses and depreciation and amortization in 2006 remained substantially unchanged from 2005.

Other Operating Results

General and Administrative Expenses. General and administrative expenses decreased to $72.5 million for 2006, from $85.9 million for 2005, primarily due to:

▪
a decrease of $11.4 million in allocated general and administrative expenses, including employee stock compensation expense, from Teekay Corporation as a result of the sale of Navion Shipping Ltd. to Teekay Corporation in July 2006 (general and administrative expenses were allocated based on OPCO’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for each of 2005 and 2006); and

▪	a decrease of $2.1 million relating to a reduction in costs associated with our long-term employee bonus plan.

Interest Expense. Interest expense increased to $69.4 million for 2006, from $39.8 million for 2005, primarily due to:

▪
an increase of $14.2 million in interest incurred on a Norwegian Kroner-denominated loan owing by a subsidiary of OPCO to Teekay Corporation from October 2006 until our initial public offering in December 2006 (Teekay Corporation sold this loan receivable to OPCO immediately before our initial public offering);

▪	an increase of $7.1 million relating to additional debt of $745 million from a revolving credit facility entered into during the fourth quarter of 2006;

▪	an increase of $4.6 million due to a higher average balance for one of OPCO’s existing revolving credit facilities in 2006 compared to 2005;

▪	an increase of $4.0 million relating to an increase in the weighted-average interest rate on OPCO’s floating-rate debt in 2006 compared to 2005; and

▪	an increase of $1.4 million due to the Consolidation of Joint Ventures;

partially offset by

▪	a decrease of $1.9 million relating to the settlement of interest-bearing advances from affiliates during 2005.

Interest Income. Interest income increased to $5.4 million for 2006, from $4.6 million for 2005, primarily due to an increase in interest rates.

Equity Income From Joint Ventures. Equity income from joint ventures increased to $6.2 million for 2006, from $5.2 million for 2005, primarily due to a decrease in repair and maintenance activity on the shuttle tankers owned by the joint ventures, partially offset by the Consolidation of Joint Ventures.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange losses were $66.7 million for 2006, compared to foreign currency exchange gains of $34.2 million for 2005. Historically, OPCO’s foreign currency exchange gains and losses have been due primarily to period-end revaluations of Norwegian Kroner-denominated advances from affiliates. In 2006, the foreign currency exchange loss of $66.7 million was primarily due to the revaluation of Norwegian Kroner-denominated advances from affiliates prior to our initial public offering. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Please read "– Items You Should Consider When Evaluating Our Results – Our financial results of operations are affected by fluctuations in currency exchange rates”.

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

Liquidity and Capital Resources

Liquidity and Cash Needs

As at December 31, 2007, our total cash and cash equivalents were $121.2 million, compared to $114.0 million at December 31, 2006. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $286.7 million as at December 31, 2007, compared to $429.0 million as at December 31, 2006. The decrease in liquidity was primarily the result of our purchase of the Navion Bergen LLC and Navion Gothenburg LLC in July 2007 and the Dampier Spirit LLC in October 2007, the payment of cash distributions by us and OPCO, and expenditures for vessels and equipment, partially offset by cash generated by our operating activities during 2007.

In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we and OPCO distribute all of our and its available cash, we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Teekay Corporation and other of its affiliates.

Cash Flows.  The following table summarizes our sources and uses of cash for the periods presented:

	Years Ended December 31,
	2007 ($000’s)	2006 ($000’s)

Net cash flow from operating activities	55,931	151,486
Net cash flow from financing activities	51,422	(219,496)
Net cash flow from investing activities	(100,115)	53,010

Operating Cash Flows. Net cash flow from operating activities decreased to $55.9 million in 2007, from $151.5 million in 2006, primarily reflecting a $73.9 million increase in cash distributions paid by OPCO to its non-controlling interest owners, an $8.4 million increase in expenditures for drydocking, and an increase in interest expense resulting from the revolving credit facility we entered into during the fourth quarter of 2006 as well as from  the increase in debt due to our acquisition of the Navion Bergen and the Dampier Spirit and our 50% interest in the Navion Gothenburg, partially offset by an increase in cash flows from operations due to an increase in the hire rate earned by our nine conventional tankers, which are on time charters with a subsidiary of Teekay Corporation and the inclusion of the results of the Navion Bergen and Navion Gothenburg since July 2007 and the Dampier Spirit since October 2007. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates. The number of vessel drydockings tends to be uneven between years.

Financing Cash Flows. Prior to our initial public offering in December 2006, advances under revolving credit facilities, advances from Teekay Corporation and net cash flow from operations were used to finance OPCO’s investments in vessels and equipment and direct financing leases. In addition, advances under revolving credit facilities were loaned to Teekay Corporation to temporarily finance vessel construction and for other general corporate purposes. In effect, these revolving credit facilities previously were used as corporate-related debt of Teekay Corporation. Net proceeds from long-term debt, prepayments of long-term debt and net advances to affiliates during the periods prior to our initial public offering reflect this use. In connection with our initial public offering, OPCO settled its advances from affiliates.

Scheduled debt repayments were $17.3 million during 2007 compared to $119.9 million during 2006. Net proceeds from long-term debt of $247.2 million were used primarily to make debt prepayments of $152.0 million during 2007 and to finance the acquisition of the Navion Bergen and the Dampier Spirit and our 50% interest in the Navion Gothenburg.  Please read Item 18 – Financial Statements: Note 6 – Long-Term Debt.

Cash distributions paid during 2007 totaled $22.7 million. Subsequent to December 31, 2007, cash distributions were declared and paid on February 14, 2008 for the three months ended December 31, 2007 and totaled $8.0 million.

Investing Cash Flows. During 2007, we paid $95.7 million for the acquisition of the Navion Bergen, the Dampier Spirit and our 50% interest in the Navion Gothenburg. During 2007 and 2006, we incurred expenditures of $21.0 million and $31.1 million, respectively, for vessels and equipment, and paid $8.4 million and $13.3 million, respectively, related to investments in direct financing leases. During 2007 and 2006, we received $21.7 million and $19.3 million, respectively, in scheduled repayments from the leasing of our VOC equipment. During 2007 and 2006, we received $3.2 million and $61.7 million, respectively, in proceeds from the sale of certain offshore equipment and two older shuttle tankers, respectively.

Credit Facilities

As at December 31, 2007, our total debt was $1,517.5 million, compared to $1,303.4 million as at December 31, 2006. As at December 31, 2007, we had three revolving credit facilities available, which, as at such date, provided for borrowings of up to $1,371.3 million, of which $165.5 million was undrawn. As at December 31, 2007, each of our six 50% controlled joint ventures had an outstanding term loan, which, in aggregate, totaled $311.7 million. The joint venture term loans reduce in semi-annual payments with varying maturities through 2017. Please read Item 18 – Financial Statements: Note 6 – Long-Term Debt.

Our three revolving credit facilities have the following terms:

▪
$455 Million Revolving Credit Facility. This 8-year reducing revolving credit facility allows OPCO and it subsidiaries to borrow up to $455 million (subject to scheduled reductions through 2014) and may be used for acquisitions and for general partnership purposes. Obligations under this credit facility are collateralized by first-priority mortgages on eight of OPCO’s vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million.

▪
$940 Million Revolving Credit Facility. This 8-year reducing revolving credit facility allows for borrowing of up to $940 million (subject to scheduled reductions through 2014) and may be used for acquisitions and for general partnership purposes. Obligations under this credit facility are collateralized by first-priority mortgages on 19 of OPCO’s vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million. This credit facility allows OPCO to incur working capital borrowings and loan the proceeds to us (which we could use to make distributions, provided that such amounts are paid down annually).

▪
$70 Million Revolving Credit Facility. This 10-year reducing revolving credit facility allows for borrowing of up to $70 million (subject to scheduled reductions through 2017) and may be used for general partnership purposes. Obligations under this credit facility are collateralized by a first-priority mortgage on one of our vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million.

Two of the revolving credit facilities contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. The remaining revolving credit facility is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation’s total debt which is recoursed to Teekay Corporation. As at December 31, 2007, we, OPCO and Teekay Corporation were in compliance with all of our covenants under these credit facilities.

The term loans of our 50% controlled joint ventures are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at December 31, 2007, we had guaranteed $103.8 million of these term loans, which represents our 50% share of the outstanding vessel mortgage debt in five of these 50% controlled joint venture companies. Teekay Corporation and our joint venture partner have guaranteed the remaining $207.9 million.

Interest payments on the revolving credit facilities and term loans are based on LIBOR plus a margin. At December 31, 2007 and December 31, 2006, the margins ranged between 0.45% and 0.80%.

All of our vessel financings are collateralized by the applicable vessels. The term loans used to finance the six 50% controlled joint venture shuttle tankers and our three revolving credit facility agreements contain typical covenants and other restrictions, including those that restrict the relevant subsidiaries from:

•	incurring or guaranteeing indebtedness (applicable to our term loans and the $70 million revolving credit facility only);

•	changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions when in default of the relevant loans;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges or granting certain liens;

•	selling, transferring, assigning or conveying assets; or

•	entering into a new line of business.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.  We hold cash and cash equivalents primarily in U.S. Dollars.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2007:

	Total	2008	2009 and 2010	2011 and 2012	Beyond 2012
	(in millions of U.S. dollars)
Long-term debt (1)	1,517.5	64.1	222.6	305.8	925.0
Chartered-in vessels (operating leases)	480.4	117.8	168.3	118.6	75.7
Purchase obligation(2)	41.7	41.7	-	-	-
Total contractual obligations	2,039.6	223.6	390.9	424.4	1,000.7

__________

(1)
Excludes expected interest payments of $84.9 million (2008), $153.1 million (2009 and 2010), $122.6 million (2011 and 2012) and $87.2 million (beyond 2012). Expected interest payments are based on LIBOR, plus margins which ranged between 0.45% and 0.80% as at December 31, 2007. The expected interest payments do not reflect the effect of related interest rate swaps that hedge certain of the floating-rate debt.

(2)	In June 2007, we exercised our option to purchase a 2001-built shuttle tanker, which is currently part of our in-chartered shuttle tanker fleet. The vessel will be delivered to us in March 2008.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Management of our general partner reviews our accounting policies, assumptions, estimates and judgments on a regular basis to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results will differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies.

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

Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. In the case of our shuttle tankers servicing contracts of affreightment, a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. In all cases we do not begin recognizing voyage revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. Our revenues could be overstated or understated for any given period to the extent actual results are not consistent with our estimates in applying the percentage of completion method.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over each vessel’s estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for our vessels, commencing the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for 25 years. In the shipping industry, the use of a 25-year vessel life has become the prevailing standard. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation expense than before the vessel impairment.

Drydocking

Description. We drydock each of our shuttle tankers and conventional oil tankers periodically for inspection, repairs and maintenance and for any modifications to comply with industry certification or governmental requirements. We may drydock FSO units if we desire to qualify them for shipping classification. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of the drydocking to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each shuttle tanker and conventional oil tanker every two and a half to five years, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. A change in our estimate of the next drydock date will have a direct effect on our annual amortization of drydocking expenditures.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charters, are amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. In the fourth quarter of 2007, we completed our annual impairment testing of goodwill using the methodology described above, and determined there was no impairment. If actual results are not consistent with assumptions and estimates, we may be exposed to a goodwill impairment charge. As at December 31, 2007 and 2006, the net book value of goodwill was $127.1 million.

Amortization expense of intangible assets for 2007 and 2006 was $11.1 million and $12.1 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets. As at December 31, 2007 and 2006, the net book value of intangible assets was $55.4 million and $66.4 million, respectively.

Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (or FASB) ratified a consensus opinion reached by the Emerging Issues Task Force (or EITF) on EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share to Master Limited Partnerships (or EITF Issue No. 07-4). The guidance in EITF Issue No. 07-4 requires incentive distribution rights in a master limited partnership, such as ourselves, to be treated as participating securities for the purposes of computing earnings per share and provides guidance on how earnings should be allocated to the various partnership interests. EITF Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of EITF Issue No.07-4 on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159: The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No.115 (or SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact, if any, of the adoption of SFAS 159 on our consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157: Fair Value Measurements (or SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. We are currently evaluating the potential impact, if any, of the adoption of SFAS 157 on our consolidated results of operations and financial condition.

Item 6.   Directors, Senior Management and Employees

A. Directors and Senior Management

Management of Teekay Offshore Partners L.P.

Teekay Offshore GP L.L.C., our general partner, manages our operations and activities. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

Our general partner owes a fiduciary duty to our unitholders. Our general partner is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are non-recourse to it.

The directors of our general partner oversee our operations. The day-to-day affairs of our business are managed by the officers of our general partner and key employees of certain of our controlled affiliates, including OPCO. Employees of certain subsidiaries of Teekay Corporation provide assistance to us and OPCO pursuant to services agreements. Please see Item 7- Major Unitholders and Related Party transactions.

The Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Corporation and its subsidiaries Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG) and Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Corporation, and the Chief Executive Officer and Chief Financial Officer of Teekay LNG’s general partner, and the Executive Vice President of Teekay Tankers. The amount of time Mr. Evensen allocates among our business and the businesses of Teekay Corporation, Teekay LNG and Teekay Tankers varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We believe Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.

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

Officers of our general partner and those individuals providing services to us, OPCO or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its other affiliates. Our general partner intends to seek to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Directors and Executive Officers of Teekay Offshore GP L.L.C.

The following table provides information about the directors and executive officers of our general partner, Teekay Offshore GP L.L.C. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors are as of December 31, 2007.

Name	Age	Position
C. Sean Day	58	Chairman (1)
Bjorn Moller	50	Vice Chairman (1)
Peter Evensen	49	Chief Executive Officer, Chief Financial Officer and Director
David L. Lemmon	65	Director (2)
Carl Mikael L.L. von Mentzer	63	Director (2)
John J. Peacock	64	Director (2)
________

(1)  Member of Corporate Governance Committee

(2)  Member of Audit Committee and Conflicts Committee

Certain biographical information about each of these individuals is set forth below.

C. Sean Day has served as Chairman of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. Mr. Day has served as Chairman of Teekay Corporation’s Board of Directors since 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industries. Mr. Day has served as the Chairman of Teekay GP L.L.C., the general partner of Teekay LNG, and of Teekay Tankers since they were formed in November 2004 and October 2007, respectively. Mr. Day also serves as the Chairman of Compass Diversified Trust and as a director of Kirby Corporation.

Bjorn Moller has served as the Vice Chairman of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. Mr. Moller is the President and Chief Executive Officer of Teekay Corporation and has held those positions since April 1998. Mr. Moller has over 25 years’ experience in the shipping industry and has served in senior management positions with Teekay Corporation for more than 15 years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities. Mr. Moller has also served as the Vice Chairman of Teekay GP L.L.C. and as the Chief Executive Officer and as a director of Teekay Tankers since they were formed in November 2004 and October 2007, respectively. In December 2006, he was appointed Chairman of the International Tankers Owners Pollution Federation.

Peter Evensen has served as the Chief Executive Officer and Chief Financial Officer and as a Director of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. Mr. Evensen is also the Executive Vice President and Chief Strategy Officer of Teekay Corporation. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He served as Executive Vice President and Chief Financial Officer of Teekay Corporation from February 2004 until he was appointed to his current role in November 2006. Mr. Evensen has also served as Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004, as a director of Teekay GP L.L.C. since January 2005, and as the Executive Vice President and as a Director of Teekay Tankers since it was formed in October 2007. Mr. Evensen has over 20 years’ experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

David L. Lemmon has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Mr. Lemmon currently serves on the Board of Directors of Kirby Corporation and Deltic Timber Corporation, positions he has held since April 2006 and February 2007, respectively. He also served on the Board of Directors of Pacific Energy Partners, L.P. from 2002 through 2006. Mr. Lemmon was President and Chief Executive Officer of Colonial Pipeline Company from 1997 until his retirement from that company in March 2006. Prior to joining Colonial Pipeline Company, he served as President of Amoco Pipeline Company.

Carl Mikael L.L. von Mentzer has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Mr. von Menzer has over 30 years' experience in the shipbuilding and offshore oil industries. Since 1998, Mr. von Mentzer has served as a non-executive director of Concordia Maritime AB in Gothenburg, Sweden and since 2002 has served as its Deputy Chairman of its Board of Directors. Prior to this, Mr. von Mentzer served in executive positions with various shipping and offshore oil companies, including Gotaverken Ardenal AB and Safe Partners AB in Gothenburg, Sweden and OAG Ltd. in Aberdeen, Scotland. He has also previously served as a director for Northern Offshore Ltd., in Oslo, Norway, and GVA Consultants in Gothenburg, Sweden.

John J. Peacock has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Mr. Peacock is currently a director of the Fednav Group of companies, a Canadian ocean-going dry-bulk shipowning and chartering group. He was the President, Chief Operating Officer, Executive Vice-President and director of Fednav Limited from 1998 until February 2007. Mr. Peacock joined Fednav Limited in 1979 as its Treasurer, and in 1984 became Vice President, Finance. He has over 40 years' accounting experience. Prior to joining the Fednav Group, Mr. Peacock was a partner with Clarkson Gordon (now Ernst & Young) in Montreal, Canada.

Directors and Executive Officers of Teekay Offshore Operating GP L.L.C.

The following table provides information about the directors and executive officers of Teekay Offshore Operating GP L.L.C., the general partner of OPCO. Directors are appointed for one-year terms. The business address of each director and executive officer of Teekay Offshore Operating GP L.L.C. listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors are as of December 31, 2007.

Name	Age	Position
C. Sean Day	58	Chairman
Bjorn Moller	50	Vice Chairman
Peter Evensen	49	Chief Executive Officer, Chief Financial Officer and Director

As described above, the directors and executive officers of Teekay Offshore Operating GP L.L.C. also serve as directors or executive officers of Teekay Offshore GP L.L.C. The business experience of these individuals is included above.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our general partner does not receive any management fee or other compensation for managing us. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. During 2007, we reimbursed our general partner for $0.8 million in expenses that it incurred on our behalf during the year.  Our general partner did not incur any of such expenses during 2006.

Executive Compensation

We and our general partner were formed in August 2006. OPCO’s general partner was formed in September 2006. Neither our general partner nor OPCO’s general partner paid any compensation to its directors or officers or accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to our initial public offering in December 2006. Because Peter Evensen, the Chief Executive Officer and Chief Financial Officer of our general partner and of OPCO’s general partner, is an employee of a subsidiary of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan described below) is set and paid by the Teekay Corporation subsidiary, and we reimburse the Teekay Corporation subsidiary for time he spends on our partnership matters. Please read Item 7. Major Unitholders and Related Party Transactions.

Compensation of Directors

Officers of our general partner or Teekay Corporation who also serve as directors of our general partner or OPCO’s general partner do not receive additional compensation for their service as directors. During 2007, each non-management director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-management directors received a director fee of $30,000 for the year and common units with an aggregate maximum value of approximately $15,000 for the year. The Chairman received an additional annual fee of $85,000, members of the audit and conflicts committees each received a committee fee of $5,000 for the year, and the chairs of the audit committee and conflicts committee received an additional fee of $5,000 for the year for serving in that role. In addition, each director was reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2007, the four non-employee directors received, in the aggregate, $245,000 in director and committee fees and reimbursement of $84,687 of their out-of-pocket expenses from us relating to their board service. We reimbursed our general partner for these expenses as they were incurred for the conduct of our business. In March 2007, our general partner’s Board of Directors granted to each of the four non-employee directors 714 units at $21.00 per unit. During December 2007, the Board authorized the award by us to each of the four non-employee directors of common units with a value of approximately $15,000 for the 2008 year. These common units were purchased by us in the open market during the first quarter of 2008.

2006 Long-Term Incentive Plan

Our general partner adopted the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned 2,856 common units awarded to our general partner’s non-employee directors, we did not make any awards in 2007 under the 2006 Long-Term Incentive Plan.

C. Board Practices

Teekay Offshore GP L.L.C., our general partner, manages our operations and activities. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

Our general partner’s Board of Directors (or the Board) currently consists of six members. Directors are appointed to serve until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised solely of independent members, except for the Corporate Governance Committee, and operates under a written charter adopted by the Board, other than the Conflicts Committee. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Other Information--Partnership Governance” in the Investor Centre of our web site at www.teekayoffshore.com. During 2007, the Board held five meetings. Each director attended all Board meetings and all applicable committee meetings.

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

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent auditor; and

•	the performance of our internal audit function and our independent auditor.

Conflicts Committee. The Conflicts Committee of our general partner is composed of the same directors constituting the Audit Committee, being David L. Lemmon  (Chair), John J. Peacock, and Carl Mikael L.L. von Mentzer. The members of the Conflicts Committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the heightened NYSE and SEC director independence standards applicable to audit committee membership and certain other requirements.

The Conflicts Committee:

•	reviews specific matters that the Board believes may involve conflicts of interest; and

•	determines if the resolution of the conflict of interest is fair and reasonable to us.

Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders. The Board is not obligated to seek approval of the Conflicts Committee on any matter, and may determine the resolution of any conflict of interest itself.

Corporate Governance Committee. The Corporate Governance Committee of our general partner is composed of at least two directors. This committee is currently comprised of directors C. Sean Day (Chair) and Bjorn Moller.

The Corporate Governance Committee:

•	oversees the operation and effectiveness of the Board and its corporate governance.
•	develops, updates and recommends to the Board corporate governance principles and policies applicable to us and our general partner and monitors compliance with these principles and policies; and

•	oversees director compensation and the long-term incentive plan described above.

D. Employees

Crewing and Staff

As of December 31, 2007, approximately 2,100 seagoing staff served on our vessels and approximately 200 staff served on shore in technical, commercial and administrative roles in various countries. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please see Item 7- Major Unitholders and Related Party transactions.

Teekay Corporation regards attracting and retaining motivated seagoing personnel as a top priority, and offers seafarers what we believe are highly competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate our and OPCO’s Bahamian-flagged vessels. Substantially all officers and seamen for the Norway-flagged vessels are covered by a collective bargaining agreement with Norwegian unions (Norwegian Maritime Officers’ Association, Norwegian Union of Marine Engineers and the Norwegian Seafarers’ Union). We believe Teekay Corporation’s relationships with these labor unions are good.

Our commitment to training is fundamental to the development of the highest caliber of seafarers for marine operations. Teekay Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in Canada, Croatia, India, Norway, Philippines, , Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, cadet training continues on board vessels. Teekay Corporation also has a career development plan that was devised to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 15, 2008, of our units by all directors and officers of our general partner as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units that the person has the right to acquire as of May 14, 2008 (60 days after March 15, 2008) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned	Subordinated Units Owned	Percentage of Subordinated Units Owned	Percentage of Total Common and Subordinated Units Owned (3)
All directors and officers as a group (6 persons) (1) (2)	292,725	2.99%	-	-	1.49%
__________

(1)
Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the directors of our general partner, C. Sean Day and Bjorn Moller. In addition, Mr. Moller is Teekay Corporation’s President and Chief Executive Officer, and Peter Evensen, our general partner’s Chief Executive Officer and Chief Financial Officer and a Director, is Teekay Corporation’s Executive Vice President and Chief Strategy Officer. Please read Item 7: Major Shareholders and Related Party Transactions for more detail.

(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common and subordinated units.

(3)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.

Item 7.   Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership, as of March 15, 2008, of our common and subordinated units by each person we know to beneficially own more than 5% of the outstanding common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 14, 2008 (60 days after March 15, 2008) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned	Subordinated Units Owned	Percentage of Subordinated Units Owned	Percentage of Total Common and Subordinated Units Owned
Teekay Corporation (1)	1,750,000	17.9%	9,800,000	100.0%	58.9%
Luxor Capital Group, LP, Luxor Management, LLC, and Mr. Christian Leone, as a group (2)	1,269,799	13.0%	-	-	6.5%
Neuberger Berman, Inc. and Neuberger Berman, LLC, as a group (3)	820,974	8.4%	-	-	4.2%
________

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.

(2)
Includes shared voting power and shared dispositive power as to 1,269,799 units. Luxor Capital Group, LP, Luxor Management, LLC, and Mr. Christian Leone all have shared voting and dispositive power. Luxor Capital Group, LP serves as an investment manager of Luxor Capital Group, LP’s mutual funds. This information is based on the Schedule 13G/A filed by this group with the SEC on February 14, 2008.

(3)
Includes sole voting power as to 745,924 units and shared dispositive power as to 820,974 units. Both Neuberger Berman, LLC and Neuberger Berman Inc. have shared dispositive power. Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-advisor and investment manager, respectively, of Neuberger Berman Inc.’s mutual funds. This information is based on the Schedule 13G filed by this group with the SEC on February 12, 2008.

Our majority unitholders have the same voting rights as our other unitholders. We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B. Related Party Transactions

a)
On October 1, 2006, OPCO entered into time-charter contracts for its nine Aframax conventional tankers with a subsidiary of Teekay Corporation at then-prevailing market-based daily rates for terms of five to twelve years. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate. Pursuant to these time-charter contracts, OPCO earned voyage revenues of $128.4 million during 2007.

b)
Effective October 1, 2006, two of OPCO’s shuttle tankers commenced employment on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $14.2 million during 2007.

c)
Two of OPCO’s FSO units were employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $12.0 million during 2007.

d)
On October 1, 2006, a subsidiary of Teekay Corporation entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. During 2007, OPCO earned management fees of $3.3 million under the agreement.

e)
Eight of OPCO’S Aframax conventional oil tankers and two FSO units are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, OPCO incurred general and administrative expenses of $4.4 million during 2007.

f)
In December 2006, we, OPCO, and certain of our and its subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation, pursuant to which the Teekay Corporation subsidiaries provide to us, OPCO, and our and its subsidiaries administrative, advisory and technical services and ship management.  These services are provided in a commercially reasonably manner and upon the reasonable request of our general partner or our or OPCO’s operating subsidiaries, as applicable. The Teekay Corporation subsidiaries that are parties to the services agreements provide these services directly or subcontract for certain of these services with other entities, including other Teekay Corporation subsidiaries. We pay an arm's-length fee for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Corporation subsidiaries incur in providing these services. During 2007, we incurred $52.7 million of costs under these agreements.

g)	Pursuant to our partnership agreement, we reimburse our general partner for all expenses necessary or appropriate for the conduct of our business. During 2007, we incurred $0.8 million of these costs.

h)
In July 2007, we acquired interests in two double-hull shuttle tankers from Teekay Corporation for a total cost of $159.1 million, including assumption of debt of $93.7 million and the related interest rate swap. We acquired Teekay Corporation's 100% interest in the 2000-built Navion Bergen and its 50% interest in the 2006-built Navion Gothenburg, together with their respective 13-year, fixed-rate bareboat charters to Petroleo Brasileiro S.A. We financed the purchases with one of our existing revolving credit facilities and the assumption of debt. The excess of the proceeds we paid over Teekay Corporation’s historical cost were accounted for as an equity distribution to Teekay Corporation of $27.8 million.

i)
In October 2007, we acquired from Teekay Corporation an FSO unit, the Dampier Spirit, along with its 7-year fixed-rate time-charter to Apache Corporation for a total cost of $30.3 million. We financed the purchase with one of our existing revolving credit facilities. The excess of the proceeds we paid over Teekay Corporation’s historical cost was accounted for as an equity distribution to Teekay Corporation of $13.9 million.

j)
In December 2007, Teekay Corporation contributed a $65.6 million, nine-year, 4.98% interest rate swap (used to hedge the debt assumed in the purchase of the Navion Bergen) having a fair value liability of $2.6 million, to us for no consideration.

k)
In December 2007, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to our initial public offering, totaling $4.8 million, including the settlement of a customer dispute in respect of vessels delivered prior to our initial public offering and other costs.

l)
C. Sean Day is the Chairman of our general partner, Teekay Offshore GP L.L.C., and of Teekay Offshore Operating GP L.L.C., the general partner of OPCO. He also is the Chairman of Teekay Corporation, Teekay Tankers and Teekay GP L.L.C., the general partner of Teekay LNG.

Bjorn Moller is the Vice Chairman of Teekay Offshore GP L.L.C., Teekay Offshore Operating GP L.L.C. and Teekay GP L.L.C. He also is the President and Chief Executive Officer and a director of Teekay Corporation and the Chief Executive Officer and a director of Teekay Tankers.

Peter Evensen is the Chief Executive Officer and Chief Financial Officer and a director of Teekay Offshore GP L.L.C., Teekay Offshore Operating GP L.L.C. and Teekay GP L.L.C. He also is the Executive Vice President and Chief Strategy Officer of Teekay Corporation and the Executive Vice President and a director of Teekay Tankers.

Because Mr. Evensen is an employee of a subsidiary of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan) is set and paid by the Teekay Corporation subsidiary. Pursuant to our partnership agreement, we have agreed to reimburse the Teekay Corporation subsidiary for time spent by Mr. Evensen on our management matters as our Chief Executive Officer and Chief Financial Officer.

m)
We have entered into an amended and restated omnibus agreement with our general partner, Teekay Corporation, Teekay LNG and related parties. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition.  Under the omnibus agreement, Teekay Corporation and Teekay LNG have agreed, and have caused their controlled affiliates (other than us) to agree, not to own, operate or charter “offshore vessels” (i.e. dynamically positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less that three years, excluding extension options), FSOs and FPSOs). This restriction does not prevent Teekay Corporation, Teekay LNG or any of their other controlled affiliates from, among other things:

▪	owning, operating or chartering offshore vessels if the remaining duration of the time charter or contract of affreightment for the vessel, excluding any extension options, is less than three years;

▪
acquiring offshore vessels and related time charters or contracts of affreightment as part of a business or package of assets and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the offshore vessels and related contracts, as determined in good faith by the board of directors of Teekay Corporation or the board of directors of Teekay LNG’s general partner; however, if Teekay Corporation or Teekay LNG completes such an acquisition, it must, within one year after completing the acquisition, offer to sell the offshore vessels and related contracts  to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay LNG that would be required to transfer the offshore vessels and contracts to us separately from the acquired business or package of assets;

▪
owning, operating or chartering offshore vessels and related time charters and contracts of affreightment that relate to a tender, bid or award for a proposed offshore project that Teekay Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least one year after the delivery date of any such offshore vessel, Teekay Corporation must offer to sell the offshore vessel and related contract to us, with the vessel valued (i) for newbuildings originally contracted by Teekay Corporation, at its "fully-built-up cost'' (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire, construct, and/or convert and bring such offshore vessel to the condition and location necessary for our intended use, plus project development costs for completed projects and projects that were not completed but, if completed, would have been subject to an offer to us pursuant to the omnibus agreement) and (ii) for any other vessels, Teekay Corporation's cost to acquire a newbuilding from a third party or the fair market value of any existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the "fully-built-up cost" of converting the vessel prior to delivery to us;

▪
acquiring, operating or chartering offshore vessels if our general partner has previously advised Teekay Corporation or Teekay LNG that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the vessels; or

▪	owing a limited partner interest in OPCO or owning shares of Teekay Petrojarl ASA.

In addition, unless Teekay Corporation acquires 100% of Teekay Petrojarl ASA, Petrojarl may continue to own, operate and charter its current fleet. If Teekay Corporation acquires 100% of Petrojarl, we have certain rights to acquire its offshore vessels as described below.

In addition, under the omnibus agreement we have agreed not to own, operate or charter crude oil tankers or liquefied natural gas (or LNG) carriers. This restriction does not apply to any of the Aframax tankers in our current fleet, and the ownership, operation or chartering of any oil tankers that replace any of those oil tankers in connection with certain events.  In addition, the restriction does not prevent us from, among other things:

▪
acquiring oil tankers or LNG carriers and any related time charters as part of a business or package of assets and operating or chartering those vessels, if a majority of the value of the total assets or business acquired is not attributable to the oil tankers and LNG carriers and any related charters, as determined by the conflicts committee of our general partner's board of directors; however, if at any time we complete such an acquisition, we are required to promptly offer to sell to Teekay Corporation the oil tankers and time charters or to Teekay LNG the LNG carriers and time charters for fair market value plus any additional tax or other similar costs to us that would be required to transfer the vessels and contracts to Teekay Corporation or Teekay LNG separately from the acquired business or package of assets; or

▪
acquiring, operating or chartering oil tankers or LNG carriers if Teekay Corporation or Teekay LNG, respectively, has previously advised our general partner that it has elected not to acquire or operate those vessels.

Rights of First Offer on Conventional Tankers, LNG Carriers, and Offshore Vessels.  Under the omnibus agreement, we have granted to Teekay Corporation and Teekay LNG a 30-day right of first offer on certain (a) sales, transfers or other dispositions of any of our Aframax tankers, in the case of Teekay Corporation, or certain LNG carriers in the case of Teekay LNG, or (b) re-charterings of any of our Aframax tankers or LNG carriers pursuant to a time charter or contract of affreightment with a term of at least three years if the existing charter expires or is terminated early. Likewise, each of Teekay Corporation and Teekay LNG has granted a similar right of first offer to us for any offshore vessels it might own that, at the time of the proposed offer, is subject to a time charter or contract of affreightment with a remaining term, excluding extension options, of at least three years. These rights of first offer do not apply to certain transactions.

We also have the right under the omnibus agreement to purchase, for fair market value, Petrojarl existing offshore vessels and any of its joint venture interest (in each case to the extent involving an offshore vessel subject to a time charter or contract of affreightment with a remaining term of at least three years, excluding extension options) if Teekay Corporation acquires 100% of Petrojarl. Petrojarl has four FPSOs and one shuttle tanker.

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

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders are better served by our distributing our cash available (as defined in our partnership agreement and after deducting expenses, including estimated maintenance capital expenditures and reserves) rather than our retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance capital expenditures and reserves).

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

•
While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period (defined in our partnership agreement), with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended.

•
Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by the Board of Directors of our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•
We may lack sufficient cash to pay distributions to our unitholders due to decreases in net voyage revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance capital expenditures or anticipated cash needs.

•
Our distribution policy may be affected by restrictions on distributions under our and OPCO’s credit facility agreements, which contain material financial tests and covenants that must be satisfied. Should we or OPCO be unable to satisfy these restrictions included in the credit agreements or if we or OPCO is otherwise in default under the credit agreements, we or it would be prohibited from making cash distributions, which would materially hinder our ability to make cash distributions to unitholders, notwithstanding our stated cash distribution policy.

•
If we make distributions out of capital surplus, as opposed to operating surplus (as such terms are defined in our partnership agreement), such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels under our partnership agreement. We do not anticipate that we will make any distributions from capital surplus.

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, prior to any distribution on our subordinated units to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Our general partner has the authority to determine the amount of our available cash for any quarter. This determination must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreements.

Commencing after the date of our initial public offering until the third quarter of 2007, cash distributions declared were $0.35 per unit per quarter.  For the quarter ended December 31, 2006, cash distributions declared were prorated for the period of December 19, 2006 to December 31, 2006.   Our cash distributions were increased to $0.385 per unit and $0.40 per unit for distributions effective for the third and fourth quarter of 2007, respectively.

Subordination Period

During the subordination period applicable to the subordinated units held by Teekay Corporation, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner's merger or consolidation with or into, or sale of all or substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distributions rights to a third party prior to December 31, 2016.

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

Item 9.  The Offer and Listing

Our common units are traded on the NYSE under the symbol “TOO". The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated.

Year Ended	Dec. 31, 2007	Dec. 31, 2006 (1)

High	$37.45	$26.77
Low	24.04	21.00

Quarter Ended	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006 (1)

High	$29.38	$37.45	$35.40	$31.66	$26.77
Low	24.04	28.00	29.79	26.00	21.00

Months Ended	Mar. 31, 2008	Feb. 29, 2008	Jan. 31, 2008	Dec. 31, 2007	Nov. 30, 2007	Oct. 31, 2007

High	$25.32	$26.46	$25.86	$26.37	$29.20	$29.38
Low	20.71	22.07	22.75	24.41	24.04	27.25
________

(1)	Period beginning December 13, 2006.

Item 10.  Additional Information

Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the Rule 424(b) prospectus filed with the SEC on December 14, 2006:  "The Partnership Agreement," "Description of the Common Units – The Units," Conflicts of Interest and Fiduciary Duties" and "Our Cash Distribution Policy and Restrictions on Distributions."

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

c)
Amended and Restated Omnibus Agreement, dated December 19, 2006, among us, our general partner, Teekay Corporation, Teekay LNG and related parties. Please read Item 7 – Major Unitholders and Related Party Transactions for a summary of certain contract terms.

d)
We, OPCO and certain of our and its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us, OPCO, and our and its operating subsidiaries with administrative, advisory, technical, strategic consulting services and ship management services for a reasonable fee that includes reimbursement of their direct and indirect expenses incurred in providing these services. Please read Item 7 – Major Unitholders and Related Party Transactions for a summary of certain contract terms.

e)
Contribution, Conveyance and Assumption Agreement.  Pursuant to this agreement, prior to the closing of our initial public offering on December 19, 2006, Teekay Corporation sold to us a 25.99% limited partner interest in OPCO and its subsidiaries and a 100% interest in Teekay Offshore Operating GP L.L.C., which owns the 0.01% general partner interest in OPCO, in exchange for (a) the issuance to Teekay Corporation of 2,800,000 common units and 9,800,000 subordinated units in us and a $134.6 million non-interest bearing promissory note and (b) the issuance of the 2.0% general partner interest in us and all of our incentive distribution rights to Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Corporation.

f)	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. Please read Item 6 – Directors, Senior Management and Employees for a summary of certain plan terms.

Exchange Controls and Other Limitations Affecting Unitholders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of The Marshall Islands or our partnership agreement.

Taxation

Teekay Offshore Partners, L.P. was formed as a Marshall Islands limited partnership in August 2006. The following provides information regarding taxes to which a U.S. Holder of our common units may be subject to.

United States Tax Consequences. We have elected to be taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common units generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Any dividends paid on our common units not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10.0% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of such dividend.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a "look through" rule, either: (i) at least 75.0% of its gross income is "passive" income; or (ii) at least 50.0% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

While there are legal uncertainties involved in this determination, we do not believe that we should be a PFIC based principally on the position that we derive at least a majority of our gross income from our time and voyage charters (which generally is not passive income).  Correspondingly, the assets that we own and operate in connection with the production of such income, in particular the vessels operating under time or voyage charters, should not constitute passive assets for purposes of determining whether we are a PFIC.  Legal authority concerning the characterization of income derived from time charters, voyage charters and similar contracts for other tax purposes supports this position.  Because there is no legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position.  In addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future.

If we were classified as a PFIC, for any year during which a U.S. Holder owns common units, such U.S. Holder generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to: (i) any "excess distribution" (generally, any distribution received by a unitholder in a taxable year that is greater than 125.0% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder's holding period for the shares), and (ii) any gain realized upon the sale or other disposition of units. Under these rules:

•	the excess distribution or gain will be allocated ratably over the unitholder's holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

•
the amount allocated to each of the other taxable years in the unitholder's holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

Certain elections that would alter the tax consequences to a U.S. Holder, such as a qualified electing fund election or mark to market election, may be available to a U.S. Holder if we are classified as a PFIC. If we determine that we are or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.

As described above, current law provides that dividends received by a U.S. Individual Holder from a qualified foreign corporation are subject to U.S. federal income tax at preferential rates through 2010. However, if we are classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, we would not be considered a qualified foreign corporation, and a U.S. Individual Holder receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

If more than 50.0% of either the total combined voting power of our outstanding units entitled to vote or the total value of all of our outstanding units were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10.0% or more of the total combined voting power of our outstanding units entitled to vote (each, a United States Stockholder), we generally would be treated as a controlled foreign corporation (or CFC). United States Stockholders of a CFC are treated as receiving current distributions of their shares of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. Although we currently are not a CFC, U.S. persons purchasing a substantial interest in us should consult their tax advisors about the potential implications of being treated as a United States Stockholder in the event we were to become a CFC in the future.

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss will generally be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. A disposition or sale of units by a shareholder who owns, or has owned, 10.0% or more of the total voting power of us may result in a different tax treatment under section 1248 of the Code.  U.S. Holder’s purchasing a substantial interest in us should consult their tax advisors.

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

Canadian Federal Income Tax Consequences. The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act), that we believe are relevant to holders of common units who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty) resident in the United States and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders).

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

In this connection, we believe that our activities and affairs and the activities and affairs of OPCO, a Marshall Island Limited Partnership in which we own a 26.0% limited partnership interest, are conducted in a manner that both we and OPCO are not carrying on business in Canada. As a result, U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act solely by reason of the acquisition, holding, disposition or redemption of their common units. We intend that this is the case, notwithstanding that certain services will be provided to Teekay Offshore Partners L.P., OPCO and its operating subsidiaries indirectly through arrangements with a subsidiary of Teekay Corporation that is resident and based in Bermuda, by Canadian service providers. However we cannot assure this result.

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the SEC’s Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates.  Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. From time to time, we use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt. Changes in the fair value of our interest rate swaps are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap’s change in fair value is immediately recognized in income.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are currently rated A or better by Standard & Poor’s or Aa3 by Moody’s. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at December 31, 2007 that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value Asset/(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
U.S Dollar- denominated (2)	64.1	115.6	107.0	164.0	141.8	925.0	1,517.5	(1,517.5)	5.7%

Interest Rate Swaps:
Contract Amount (3)	17.1	552.6	18.1	18.7	19.2	723.7	1,349.4	(20.0)	4.8%
Average Fixed Pay Rate (2)	4.9%	4.7%	4.9%	4.9%	4.9%	4.8%	4.8%
_________

(1)
Rate refers to the weighted-average effective interest rate for OPCO’s debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of December 31, 2007 ranged from 0.50% to 0.80%.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at 6-month LIBOR.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Euros and Singapore Dollars. For the years ended December 31, 2007 and 2006, approximately 52.6% and 44.1%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

On the closing of our initial public offering, OPCO entered into new services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew OPCO’s vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars and will not be subject to Norwegian Kroner exchange fluctuations until 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar. At December 31, 2007, we were committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 255.7 million for U.S. Dollars at an average rate of Norwegian Kroner 5.64 per U.S. Dollar, maturing in 2009. At December 31, 2007, we were also committed to foreign exchange contracts for the forward purchase of approximately Australian Dollars 5.0 million, Euros 4.0 million, and Singapore Dollars 4.1 million for U.S. Dollars at an average rate of Australian Dollar 1.25 per U.S. Dollar, Euro 0.68 per U.S. Dollar and Singapore Dollar 1.44 per U.S. Dollar, all maturing in 2008. We may continue to seek to hedge these currency fluctuation risks in the future

To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract's change in fair value is immediately recognized in income.

Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had Norwegian Kroner-denominated deferred income taxes of approximately 386.1 million ($71.0 million) at December 31, 2007. Neither we nor OPCO has entered into any forward contracts to protect against currency fluctuations on any future taxes.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.
PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15.  Controls and Procedures

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of our general partner. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007 to ensure that information required to be disclosed by us in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including the principal executive and principal financial officers of our general partner, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

During 2007 there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of our general partner do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management’s Report on Internal Control over Financial Reporting

Management of our general partner is responsible for establishing and maintaining for us adequate internal controls over financial reporting.

Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting includes those policies and procedures that, 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors of our general partnership; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the our assets that could have a material effect on the financial statements.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.  However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2007.

Our independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Form 20-F.

Item 16A.  Audit Committee Financial Expert

The Board of Directors of our general partner has determined that director David L. Lemmon qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.  Code of Ethics

Our general partner has adopted Standards of Business Conduct that include a Code of Ethics for all our employees and the employees and directors of our general partner. This document is available under “Other Information - Partnership Governance” in the Investor Centre of our web site (www.teekayoffshore.com). We intend to disclose, under “Other Information - Partnership Governance” in the Investor Centre of our web site, any waivers to or amendments of the Code of Ethics for the benefit of any directors and executive officers of our general partner.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2007 and 2006 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we or our predecessor paid or accrued for audit services provided by Ernst & Young LLP for 2007 and 2006.

Fees	2007	2006
Audit Fees (1)	$429,329	$575,400
Audit-Related Fees (2)	8,500	40,000
Tax Fees (3)	15,800	144,300
Total	$453,600	$759,700
________

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

(3)
For 2007 and 2006, respectively, tax fees principally included corporate tax compliance fees of $15,800 and $39,500. Tax fees in 2006 also included personal and expatriate tax services fees of $94,800 and international tax planning fees of $10,000.

The Audit Committee of our general partner’s Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2007.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The following financial statements, together with the related reports of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19.  Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)
1.3	Certificate of Formation of Teekay Offshore GP L.L.C. (1)
1.4	Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (1)
1.5	Certificate of Limited Partnership of Teekay Offshore Operating L.P. (1)
1.6	Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating Partners L.P. (1)
1.7	Certificate of Formation of Teekay Offshore Operating GP L.L.C. (1)
1.8	Amended and Restated Limited Liability Company Agreement of Teekay Offshore Operating GP L.L.C. (1)
4.1	Agreement, dated June 26, 2003, for a U.S $455,000,000 Revolving Credit Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks (1)
4.2	Agreement, dated October 2, 2006, for a U.S $940,000,000 Revolving Credit Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks (1)
4.3	Contribution, Conveyance and Assumption Agreement (1)
4.4	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan (1)
4.5	Amended and Restated Omnibus Agreement (1)
4.6	Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited (3)
4.7	Advisory, Technical and Administrative Services Agreement (3)
4.8	Administrative Services Agreement between Teekay Offshore Partners L.P. and Teekay Limited (3)
8.1	List of Subsidiaries of Teekay Offshore Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Financial Officer
13.1
Teekay Offshore Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.
15.2	Consolidated Balance Sheet of Teekay Offshore GP L.L.C.

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

(3)
Previously filed as an exhibit to the Partnership’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 8, 2006, and hereby incorporated by reference to such Registration Statement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 11, 2008
TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

By: /s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Teekay Offshore GP L.L.C. and the Unitholders of
TEEKAY OFFSHORE PARTNERS L.P.

We have audited the accompanying consolidated balance sheets of Teekay Offshore Partners L.P. (successor to Teekay Offshore Partners Predecessor) and subsidiaries (or the Partnership) as of December 31, 2007 and 2006, and the related consolidated statements of income (loss) for the years ended December 31, 2007, 2006 and 2005 aggregated as follows:

Year Ended December 31, 2007
•	January 1 to December 31, 2007

Year Ended December 31, 2006
•	January 1 to December 18, 2006
•	December 19 to December 31, 2006

Year Ended December 31, 2005
•	January 1 to December 31, 2005

We have also audited the consolidated statements of the changes in partners’ equity/owner’s equity and cash flows for the three years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Offshore Partners L.P. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2007, the Partnership adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Teekay Offshore Partner L.P.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion thereon.

Vancouver, Canada March 12, 2008	/s/ Ernst & Young LLP Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Teekay Offshore GP L.L.C. and the Unitholders of
TEEKAY OFFSHORE PARTNERS L.P.

We have audited Teekay Offshore Partners L.P.’s (or the Partnership’s) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (or the COSO criteria). Teekay Offshore Partners L.P.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Partnership are being made only in accordance with authorizations of management and directors of the Partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Partnership’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Teekay Offshore Partners L.P. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Teekay Offshore Partners L.P. as of December 31, 2007 and 2006, and the related consolidated statements of income (loss), changes in partners’ equity/owner’s equity and cash flows for each of the three years in the period ended December 31, 2007 of Teekay Offshore Partners L.P. and our report dated March 12, 2008 expressed an unqualified opinion thereon.

Vancouver, Canada March 12, 2008	/s/ Ernst & Young LLP Chartered Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

		Year Ended December 31, 2006
	Year Ended December 31, 2007 $	January 1 to December 18, 2006 $	December 19 to December 31, 2006 $	Year Ended December 31, 2005 $
VOYAGE REVENUES ($154,605, $154,198 and $254,080 for 2007, 2006 and 2005, respectively, from related parties – notes 10c, 10h, 10i, 10j, 10k, and 10l)	775,969	684,766	23,926	807,548

OPERATING EXPENSES
Voyage expenses	151,583	91,321	3,102	74,543
Vessel operating expenses	143,247	102,311	4,087	104,475
Time-charter hire expense	150,463	239,311	5,641	373,536
Depreciation and amortization	122,415	98,386	3,636	107,542
General and administrative ($54,662, $5,145 and $5,438 for 2007, 2006 and 2005, respectively, from related parties – notes 10m, 10n, 10o, and 10p)	61,530	70,387	2,129	85,856
Gain on sale of vessels and equipment - net of writedowns (note 15)	-	(4,778)	-	2,820
Restructuring charge (note 9)	-	832	-	955
Total operating expenses	629,238	597,770	18,595	749,727
Income from vessel operations	146,731	86,996	5,331	57,821

OTHER ITEMS
Interest expense (note 6, and $27,056 and $14,772 for 2006 and 2005, respectively, from related parties – notes 10f and 10g)	(79,768)	(67,225)	(2,200)	(39,791)
Interest income	5,774	5,167	191	4,605
Equity income from joint ventures	-	6,162	-	5,199
Foreign currency exchange (loss) gain	(12,144)	(66,574)	(131)	34,178
Income tax recovery (expense) (note 12)	10,924	(2,672)	(99)	13,873
Other income – net (note 9)	10,403	8,360	309	9,091
Total other items	(64,811)	(116,782)	(1,930)	27,155
Net income (loss) before non-controlling interest	81,920	(29,786)	3,401	84,976
Non-controlling interest	(62,248)	(3,777)	(2,553)	(229)
Net income (loss)	19,672	(33,563)	848	84,747
General partner’s interest in net income	393	-	17	-
Limited partners’ interest (note 16)
Net income (loss)	19,279	(33,563)	831	84,747
Net income (loss) per:
• Common unit (basic and diluted)	1.26	(2.66)	0.05	6.73
• Subordinated unit (basic and diluted)	0.70	(2.66)	0.04	6.73
• Total unit (basic and diluted)	0.99	(2.66)	0.04	6.73
Weighted-average number of units outstanding:
• Common units (basic and diluted)	9,800,000	2,800,000	9,800,000	2,800,000
• Subordinated units (basic and diluted)	9,800,000	9,800,000	9,800,000	9,800,000
• Total units (basic and diluted)	19,600,000	12,600,000	19,600,000	12,600,000
Cash distributions declared per unit	1.14	-	-	-

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2007 $	As at December 31, 2006 $
ASSETS
Current Cash and cash equivalents (note 6)	121,224	113,986
Accounts receivable, net of allowance for doubtful accounts of $nil (December 31, 2006 - $401)	42,245	24,635
Net investment in direct financing leases – current	22,268	21,764
Prepaid expenses	34,219	24,608
Other current assets (notes 10u and 10v)	8,440	7,732
Total current assets	228,396	192,725

Vessels and equipment (note 6) At cost, less accumulated depreciation of $674,722 (December 31, 2006 - $567,563)	1,662,865	1,524,842
Net investment in direct financing leases	78,199	92,018
Other assets	14,423	38,198
Intangible assets – net (note 4)	55,355	66,425
Goodwill - shuttle tanker segment	127,113	127,113
Total assets	2,166,351	2,041,321
LIABILITIES AND PARTNERS’ EQUITY
Current Accounts payable	12,076	7,366
Accrued liabilities (note 5)	38,464	42,987
Current portion of long-term debt (note 6)	64,060	17,656
Advances from affiliate (note 10v)	-	16,951
Total current liabilities	114,600	84,960
Long-term debt (note 6)	1,453,407	1,285,696
Deferred income taxes (note 12)	75,706	71,583
Other long-term liabilities (note 11)	50,024	32,163
Total liabilities	1,693,737	1,474,402
Commitments and contingencies (notes 7, 10 and 13)

Non-controlling interest	391,645	427,977

Partners’ equity
Partners’ equity	86,282	133,642
Accumulated other comprehensive (loss) income	(5,313)	5,300
Total partners’ equity	80,969	138,942
Total liabilities and partners’ equity	2,166,351	2,041,321

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2007 $	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $
Cash and cash equivalents provided by (used for) OPERATING ACTIVITIES
Net income (loss)	19,672	(32,715)	84,747
Non-cash items:
Depreciation and amortization	122,415	102,022	107,542
Non-controlling interest	62,248	6,330	229
Gain on sale of vessels	-	(6,928)	(9,423)
Loss on writedown of vessels and equipment	-	2,150	12,243
Equity income (net of dividends received: December 31, 2006 – $6,002; December 31, 2005 - $2,750)	-	(160)	(2,449)
Deferred income tax (recovery) expense	(10,924)	2,771	(14,202)
Foreign currency exchange loss (gain) and other - net	11,841	72,768	(40,045)
Change in non-cash working capital items related to operating activities (note 14)	(31,588)	40,727	22,951
Distribution from subsidiaries to non-controlling interest owners	(78,107)	(4,224)	(9,618)
Expenditures for drydocking	(39,626)	(31,255)	(8,906)
Net operating cash flow	55,931	151,486	143,069
FINANCING ACTIVITIES Proceeds from issuance of long-term debt	247,243	1,290,750	1,226,804
Debt issuance costs	-	(6,178)	(639)
Scheduled repayments of long-term debt	(17,328)	(119,900)	(29,884)
Prepayments of long-term debt	(152,000)	(493,527)	(1,382,140)
Repayments of capital lease obligations	-	(34,245)	(1,248)
Prepayments of joint venture partner advances	(1,000)	-	-
Proceeds from issuance of common units	(2,793)	157,963	-
Net advances to affiliates	-	(786,816)	(12,829)
Equity distribution to Teekay Corporation	-	(226,816)	-
Investment in subsidiaries from non-controlling interest owners	-	-	8,000
Cash distribution paid	(22,700)	-	-
Other	-	(727)	-
Net financing cash flow	51,422	(219,496)	(191,936)
INVESTING ACTIVITIES Expenditures for vessels and equipment	(20,997)	(31,079)	(24,760)
Proceeds from sale of vessels and equipment	3,225	61,713	73,220
Investment in direct financing lease assets	(8,378)	(13,256)	(23,708)
Direct financing lease payments received	21,677	19,323	12,440
Cash assumed upon consolidation of joint ventures	-	17,055	-
Purchase of Navion Bergen LLC and Navion Gothenburg LLC (note 10r)	(65,389)	-	-
Purchase of Dampier Spirit LLC (note 10s)	(30,253)	-	-
Other	-	(746)	(3,068)
Net investing cash flow	(100,115)	53,010	34,124
Increase (decrease) in cash and cash equivalents	7,238	(15,000)	(14,743)
Cash and cash equivalents, beginning of the year	113,986	128,986	143,729
Cash and cash equivalents, end of the year	121,224	113,986	128,986

Supplemental cash flow disclosure (note 14)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/OWNER’S EQUITY
(in thousands of U.S. dollars and units)

	OWNER’S EQUITY (PREDECESSOR)
	Owner’s Equity	Accumulated Other Comprehensive Income (Loss)	Total Owner’s Equity
	$	$	$
Balance as at December 31, 2004	659,802	(590)	659,212
Net income	84,747		84,747
Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments (note 11)		792	792
Realized net gain on qualifying cash flow hedging instruments (note 11)		(94)	(94)
Comprehensive income			85,445
Norwegian group tax contributions (note 10a)	(1,185)		(1,185)
Sale of Dania Spirit (note 10b)	(3,093)		(3,093)
Balance as at December 31, 2005	740,271	108	740,379
Net loss (January 1 to December 18, 2006)	(33,563)		(33,563)
Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments (note 11)		21,981	21,981
Realized net gain on qualifying cash flow hedging instruments (note 11)		(1,706)	(1,706)
Comprehensive loss			(13,288)
Sale of Navion Shipping Ltd. to Teekay Corporation (note 10c)	18,468		18,468
Sale of Norwegian subsidiaries to Teekay Corporation (note 10e)	23,260		23,260
Sale of the Borga to Teekay Corporation (note 10d)	(11,900)		(11,900)
Equity distribution to Teekay Corporation (note 1)	(226,816)		(226,816)
Purchase of a 26% interest in Teekay Offshore Operating L.P. (note 1)	(134,629)		(134,629)
Reclassification adjustment for Teekay Corporation’s 74% non-controlling interest in Teekay Offshore Operating L.P. (note 1)	(377,974)	(15,083)	(393,057)
Stock compensation expense (note 1)	1,048		1,048
Balance as at December 18, 2006	(1,835)	5,300	3,465

The accompanying notes are an integral part of the consolidated financial statements.

 TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/OWNER’S EQUITY
(in thousands of U.S. dollars and units)

		PARTNERS’ EQUITY
		Limited Partners
	Owner’s Equity (Predecessor)	Common		Subordinated		General Partner	Accumulated Other Comprehensive Income (Loss)	Total
	$	Units	$	Units	$	$	$	$
Balance as at December 18, 2006	3,465							3,465
Allocation of Predecessor’s equity to unitholders (note 1)	(3,465)	2,800	(400)	9,800	(1,398)	(37)	5,300	-
Proceeds from initial public offering of limited partnership interests, net of offering costs of $13,788 (note 2)		8,050	155,262					155,262
Redemption of common units from Teekay Corporation (note 2)		(1,050)	(20,633)					(20,633)
Net income (December 19 – 31, 2006)			485		346	17		848
Balance as at December 31, 2006	-	9,800	134,714	9,800	(1,052)	(20)	5,300	138,942
Net income (January 1 – December 31, 2007)			12,374		6,905	393		19,672
Other comprehensive income:
Unrealized net loss on qualifying cash flow hedging instruments (note 11)							(9,117)	(9,117)
Realized net gain on qualifying cash flow hedging instruments (note 11)							(1,496)	(1,496)
Comprehensive income								9,059
Offering costs from public offering of limited partnership interests			(93)					(93)
Purchase of Navion Bergen LLC and Navion Gothenburg LLC from Teekay Corporation (note 10r)			(13,638)		(13,638)	(557)		(27,833)
Purchase of Dampier Spirit LLC from Teekay Corporation (note 10s)			(6,789)		(6,789)	(278)		(13,856)
Purchase of derivative instrument from Teekay Corporation (note 10t)			(1,249)		(1,249)	(52)		(2,550)
Cash distributions			(11,123)		(11,123)	(454)		(22,700)
Balance as at December 31, 2007	-	9,800	114,196	9,800	(26,946)	(968)	(5,313)	80,969

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
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

1.      Summary of Significant Accounting Policies

Basis of presentation

During August 2006, Teekay Corporation formed Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the Partnership), as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry and for the Partnership to acquire, in connection with the Partnership’s initial public offering of its common units, a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), consisting of a 25.99% limited partner interest to be held directly by the Partnership and a 0.01% general partner interest to be held through the Partnership’s ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner.

Prior to the closing of the Partnership’s initial public offering on December 19, 2006, Teekay Corporation transferred eight Aframax conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one floating storage and offtake (or FSO) unit to Teekay Offshore Australia Trust. Teekay Corporation then transferred to OPCO all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, the assets of which include the eight Aframax conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor. The excess of the price paid by the Partnership over the book value of these assets was $226.8 million and was accounted for as an equity distribution to Teekay Corporation. Immediately prior to the closing of the Partnership’s initial public offering, Teekay Corporation sold to the Partnership the 25.99% limited partner interest in OPCO and its subsidiaries and a 100% interest in Teekay Offshore Operating GP L.L.C., which owns the 0.01% general partner interest in OPCO, in exchange for (a) the issuance to Teekay Corporation of 2,800,000 common units and 9,800,000 subordinated units of the Partnership and a $134.6 million non-interest bearing promissory note and (b) the issuance of the 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights to Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Corporation (or the General Partner). The Partnership controls OPCO through its ownership of OPCO’s general partner, and Teekay Corporation owns the remaining 74.0% interest in OPCO. These transfers represented a reorganization of entities under common control and were recorded at historical cost. Immediately preceding the public offering, the net book equity of the Partnership’s 26% share of these assets was $3.5 million.

The consolidated financial statements for the periods prior to the initial public offering reflect the combined consolidated financial position, results of operations and cash flows of the Predecessor and its subsidiaries. In the preparation of these combined consolidated financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for each of the periods presented prior to December 19, 2006. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor.

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP).  They include the accounts of the Predecessor and its subsidiaries for periods prior to December 19, 2006. For the period commencing December 19, 2006, the consolidated financial statements include the accounts of Teekay Offshore Partners L.P. and its subsidiaries. In addition, the consolidated financial statements include the accounts of the Predecessor’s and the Partnership’s controlled joint ventures from December 1, 2006. Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period. Distributions from subsidiaries to non-controlling interest owners have been reclassified from financing activities to operating activities in the consolidated statement of cash flows for the years ended December 31, 2006 and 2005.

Reporting currency

The consolidated financial statements are stated in U.S. dollars.  The functional currency of the Partnership is U.S. dollars because the Partnership operates in international shipping markets, the Partnership’s primary economic environment, which typically utilize the U.S. dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income (loss).

Operating revenues and expenses

The Partnership recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenue during days that the vessel is off-hire. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. All other voyage revenues from voyage charters are recognized on a percentage of completion method. The Partnership uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

to when it is discharged after the next voyage. The Partnership does not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned and incurred, respectively, in subsequent periods. As at December 31, 2007 and 2006, there was no deferred revenue. As at December 31, 2007 and 2006, the deferred portion of expenses, which are included in prepaid expenses, was $25.4 million and $16.4 million, respectively.

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

Cash and cash equivalents

The Partnership classifies all highly liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectibility. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, commencing from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessel for 25 years. Depreciation of vessels and equipment for the year ended December 31, 2007, the periods from December 19, 2006 to December 31, 2006, and from January 1, 2006 to December 18, 2006 and the year ended December 31, 2005 totaled $97.0 million, $2.9 million, $78.9 million, and $86.0 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

Generally, the Partnership drydocks each shuttle tanker and conventional oil tanker every two and a half to five years. FSO units are generally not drydocked. The Partnership capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The Partnership expenses as incurred costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the year ended December 31, 2007, the periods from December 19, 2006 to December 31, 2006, January 1, 2006 to December 18, 2006 and the year ended December 31, 2005 totaled $14.3 million, $0.3 million, $7.8 million and $6.7 million, respectively.

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.

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

Investment in joint ventures

Investments in companies over which the Partnership exercises significant influence but does not consolidate are accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings. The excess carrying value of the Partnership’s investment over its underlying equity in the net assets is included in the consolidated balance sheet as investment in joint ventures. On December 1, 2006, the operating agreements for the five 50%-owned joint ventures, each of which owns

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

one shuttle tanker, were amended. These amendments resulted in the Partnership obtaining control of these joint ventures and, consequently, the Partnership has consolidated these entities effective December 1, 2006. As at December 31, 2007, the Partnership had a 50% controlling interest in six joint ventures.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are presented as other assets and capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

Goodwill and intangible assets

Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets with finite lives are amortized over their useful lives.

The Partnership’s intangible assets, which consist of contracts of affreightment acquired as part of the Predecessor’s purchase of Navion AS in 2003, are amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.

Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership generally designates its interest rate swap agreements and foreign exchange forward contracts as cash flow hedges for accounting purposes.

When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in partners’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from partners’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged items may still possibly affect earnings, the gains and losses initially recognized in partners’ equity remain until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items may no longer affect earnings, amounts recognized in partners’ equity are immediately transferred to earnings.

For derivative financial instruments that are not designated or that do not qualify as hedges under Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, the changes in the fair value of the derivative financial instruments are recognized in earnings.

Gains and losses from the Partnership’s interest rate swaps that hedge long-term debt are recorded in interest expense. Gains and losses from the Partnership’s foreign exchange forward contracts are recorded in vessel operating expenses and general and administrative expense.

Income taxes

The Partnership’s Norwegian subsidiaries and Australian subsidiary are subject to income taxes. Deferred income taxes were $75.7 million and $71.6 million as at December 31, 2007 and 2006, respectively. The Partnership accounts for such taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes (or SFAS 109).

In July 2006, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS 109. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The Partnership adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a significant impact on the Partnership’s financial position and results of operations. As of January 1 and December 31, 2007, the Partnership did not have any material unrecognized tax benefits or material accrued interest and penalties relating to taxes. The Partnership does not expect any material changes to its unrecognized tax positions within the next twelve months.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The 2006 and 2007 tax years remain open to examination by the major taxing jurisdiction to which the Partnership is subject.

Accounting for stock-based compensation

Effective January 1, 2006, the Predecessor adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (or SFAS 123(R)), using the “modified prospective” method. Under this transition method, compensation cost is recognized in the consolidated financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, the Predecessor’s net income for 2006 is $1.0 million lower than if it had continued to account for share-based compensation under the recognition and measurement provision of APB Opinion No. 25 (or APB No. 25), Accounting for Stock Issued to Employees.

Prior to January 1, 2006, the Predecessor accounted for stock options under APB No. 25, using the intrinsic value method, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. As the exercise price of the Predecessor’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense was recognized under APB No. 25.

Certain employees of the Predecessor participate in the stock option plan of the Partnership’s parent, Teekay Corporation. Stock options granted under this plan have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between May 28, 2006 and March 7, 2016, ten years after the date of each respective grant.

During the fourth quarter of 2006, substantially all of the Predecessor’s employees were transferred to subsidiaries of Teekay Corporation, and, subsequently, stock-based compensation has been allocated to the Partnership through a service agreement with a subsidiary of Teekay Corporation (Note 10(o)).

Recent Accounting Pronouncements

In March 2008, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (or EITF) on EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share to Master Limited Partnerships (or EITF Issue No. 07-4). The guidance in EITF Issue No. 07-4 requires incentive distribution rights in a master limited partnership, such as the Partnership, to be treated as participating securities for the purposes of computing earnings per share and provides guidance on how earnings should be allocated to the various partnership interests. EITF Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of EITF Issue No.07-4 on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159: The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No.115 (or SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 159 on its consolidated results of operations and financial condition.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

In September 2006, the FASB issued SFAS No. 157: Fair Value Measurements (or SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on its consolidated results of operations and financial condition.

2.	Initial Public Offering

On December 19, 2006, the Partnership completed its initial public offering (or the Offering) of 8.05 million common units at a price of $21.00 per unit. This included 1.05 million common units sold to the underwriters in connection with the exercise of their over-allotment option. The proceeds received by the Partnership from the Offering and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 8,050,000 common units at $21.00 per unit	$169,050

Use of proceeds from sale of common units:
Underwriting and structuring fees.	$11,088
Professional fees and other offering expenses to third parties	2,793
Repayment of promissory notes and redemption of 1.05 million common units from Teekay Corporation	155,169
$169,050

3.      Segment Reporting

The Partnership is engaged in the international marine transportation of crude oil through the operation of its oil tankers and FSO units. The Partnership’s revenues are earned in international markets.

The Partnership has three reportable segments: its shuttle tanker segment; its conventional tanker segment; and its FSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional oil tankers primarily operating on fixed-rate time-charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate time-charter contracts or bareboat charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments is the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for customers that accounted for more than 10.0% of the Partnership’s consolidated voyage revenues during the periods presented.

Year Ended December 31, 2006
	Year Ended December 31, 2007	January 1 to December 18, 2006	December 19 to December 31, 2006	Year Ended December 31, 2005
(U.S. dollars in millions)
StatoilHydro ASA (1) (2)	$309.6 or 40%	$187.6 or 27%	$6.9 or 29%	$184.7 or 23%
Teekay Corporation (3).	$154.6 or 20%	$148.9 or 22%	$5.3 or 22%	$254.1 or 32%
Petrobras Transporte S.A (1) (2).	$100.8 or 13%	-	-	-
________

(1)	Shuttle tanker segment.
(2)	Statoil ASA and Petrobras Transporte S.A. are international oil companies.
(3)	Shuttle tanker, conventional tanker and FSO segments.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following tables include results for these segments for the periods presented in these consolidated financial statements.
Part C
	Year Ended December 31, 2007
	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $

Voyage revenues	588,547	135,922	51,500	775,969
Voyage expenses	114,103	36,594	886	151,583
Vessel operating expenses	103,444	24,175	15,628	143,247
Time charter hire expense	150,463	-	-	150,463
Depreciation and amortization	85,885	21,324	15,206	122,415
General and administrative(1)	50,783	7,828	2,919	61,530
Income from vessel operations	83,869	46,001	16,861	146,731

Expenditures for vessels and equipment	167,047	1,998	41,294	210,339

	Year Ended December 31, 2006
	January 1 to December 18, 2006				December 19 to December 31, 2006
	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $

Voyage revenues	516,187	146,687	21,892	684,766	19,785	3,383	758	23,926
Voyage expenses	85,451	4,841	1,029	91,321	2,995	51	56	3,102
Vessel operating expenses	77,085	18,754	6,472	102,311	3,222	624	241	4,087
Time charter hire expense	159,973	79,338	-	239,311	5,641	-	-	5,641
Depreciation and amortization	68,784	20,507	9,095	98,386	2,583	705	348	3,636
General and administrative(1)	50,058	18,668	1,661	70,387	1,863	218	48	2,129
Gain on sale of vessels and equipment - net of writedowns	(4,778)	-	-	(4,778)	-	-	-	-
Restructuring charge	-	832	-	832	-	-	-	-
Income from vessel operations	79,614	3,747	3,635	86,996	3,481	1,785	65	5,331
Equity income from joint ventures	6,162	-	-	6,162	-	-	-	-
Expenditures for vessels and equipment	25,055	6,024	-	31,079	-	-	-	-

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended December 31, 2005
	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $

Voyage revenues	516,758	266,593	24,197	807,548
Voyage expenses	68,308	5,419	816	74,543
Vessel operating expenses	75,196	22,679	6,600	104,475
Time charter hire expense	169,687	203,849	-	373,536
Depreciation and amortization	77,083	21,112	9,347	107,542
General and administrative(1)	55,010	29,026	1,820	85,856
Gain on sale of vessels and equipment - net of writedowns	2,820	-	-	2,820
Restructuring charge	955	-	-	955
Income from vessel operations	67,699	(15,492)	5,614	57,821
Equity income from joint ventures	5,235	(36)	-	5,199
Investments in joint ventures	33,907	495	-	34,402
Expenditures for vessels and equipment	22,760	2,000	-	24,760

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2007 $	December 31, 2006 $

Shuttle tanker segment	1,559,261	1,445,830
Conventional tanker segment	255,460	310,699
FSO segment	131,080	75,633
Cash and cash equivalents	121,224	113,986
Accounts receivable and other assets	99,326	95,173
Consolidated total assets	2,166,351	2,041,321

4.	Intangible Assets

As at December 31, 2007 and 2006, intangible assets consisted of:

		December 31, 2007			December 31, 2006
	Weighted-Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(68,895)	55,355	124,250	(57,825)	66,425

Aggregate amortization expense of intangible assets for the year ended December 31, 2007 was $11.1 million ($12.1 million – 2006, $14.9 million – 2005). Amortization of intangible assets for the five fiscal years subsequent to December 31, 2007 is expected to be $10.1 million (2008), $9.1 million (2009), $8.1 million (2010), $7.0 million (2011) and $6.0 million (2012).

5.    Accrued Liabilities

	December 31, 2007 $	December 31, 2006 $

Voyage and vessel	26,015	29,825
Interest	10,932	6,717
Payroll and benefits	1,517	6,445
	38,464	42,987

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

6.	Long-Term Debt
	December 31, 2007 $	December 31, 2006 $

U.S. Dollar-denominated Revolving Credit Facilities due through 2017	1,205,808	1,080,000
U.S. Dollar-denominated Term Loans due through 2017	311,659	223,352
	1,517,467	1,303,352
Less current portion	64,060	17,656
Total	1,453,407	1,285,696

As at December 31, 2007, the Partnership had three long-term revolving credit facilities (collectively, the Revolvers), which, as at such date, provided for borrowings of up to $1,371.3 million, of which $165.5 million was undrawn. The total amount available under the Revolvers reduces by $101.8 million (2008), $108.2 million (2009), $114.9 million (2010), $122.0 million (2011), $129.7 million (2012) and $794.7 million (thereafter). Two of the Revolvers are guaranteed by certain subsidiaries of the Partnership for all outstanding amounts and contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the OPCO’s total consolidated debt. The remaining revolving credit facility is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which is recoursed to Teekay Corporation. The Revolvers are collateralized by first-priority mortgages granted on 28 of the Partnership’s vessels, together with other related collateral.

As at December 31, 2007, each of the Partnership’s six 50% controlled joint ventures had an outstanding term loan, which in the aggregate totaled $311.7 million. The term loans have varying maturities through 2017 and semi-annual payments that reduce over time. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at December 31, 2007, OPCO had guaranteed $103.8 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% controlled joint venture companies. Teekay Corporation and the Partnership’s joint venture partner have guaranteed the remaining $207.9 million.

Interest payments on the Revolvers and the term loans are based on LIBOR plus a margin. At December 31, 2007 and December 31, 2006, the margins ranged between 0.45% and 0.80%. The weighted-average effective interest rate on the Partnership’s long-term debt as at December 31, 2007 was 5.7% (December 31, 2006 — 6.0%). This rate does not reflect the effect of our interest rate swaps (Note 11).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2007 are $64.1 million (2008), $115.6 million (2009), $107.0 million (2010), $164.0 million (2011), $141.8 million (2012), and $925.0 million (thereafter).

7.    Leases

Charters-out and Direct Financing Lease

Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The carrying amount of the vessels employed on operating leases at December 31, 2007 was $1.3 billion (2006 - $1.1 billion). Leasing of the VOC equipment is accounted for as direct financing leases. As at December 31, 2007, the minimum lease payments receivable under the direct financing leases approximated $125.6 million, including unearned income of $25.1 million.

As at December 31, 2007, minimum scheduled future revenues under time charters and bareboat charters and future scheduled payments under the direct financing leases, to be received by the Partnership, then in place were approximately $1,846.2 million, comprised of $366.1 million (2008), $292.1 million (2009), $218.4 million (2010), $166.6 million (2011), $155.2 million (2012) and $647.8 million (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

Charters-in

As at December 31, 2007, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $480.4 million, comprised of $117.8 million (2008) $87.4 million (2009), $80.9 million (2010), $61.8 million (2011), $56.8 million (2012) and $75.7 million (thereafter). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

8.	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents - The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets.

Derivative instruments – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of the swap counterparties.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The estimated fair value of the Partnership’s financial instruments is as follows:

	December 31, 2007		December 31, 2006
	Carrying Amount $	Fair Value $	Carrying Amount $	Fair Value $
Cash and cash equivalents	121,224	121,224	113,986	113,986
Advances to (from) affiliate (note 10v)	796	796	(16,951)	(16,951)
Long-term debt	(1,517,467)	(1,517,467)	(1,303,352)	(1,303,352)
Derivative instruments(1) (note 11)
Interest rate swap agreements	(20,050)	(20,050)	22,440	22,440
Foreign currency contracts	1,122	1,122	-	-
________
(1)	The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions and requires no collateral from these institutions.

9.   Restructuring Charge and Other Income – Net

		Year Ended December 31, 2006
	Year Ended December 31, 2007 $	January 1 to December 18, 2006 $	December 19 to December 31, 2006 $	Year Ended December 31, 2005 $
Volatile organic compound emissions plant lease income	10,960	11,037	408	11,001
Miscellaneous	(557)	(2,677)	(99)	(1,910)
Other income – net	10,403	8,360	309	9,091

During the year ended December 31, 2006, the Predecessor relocated certain operational functions to Singapore. As a result, the Predecessor incurred $0.8 million of restructuring costs during 2006. During the year ended December 31, 2005, the Predecessor relocated certain operational functions within Norway and closed its office in Sandefjord, Norway. As a result, the Predecessor incurred $1.0 million of restructuring costs during 2005.

10.	Related Party Transactions

a.
During 2005, rate-effected income tax losses of $1.2 million that were generated by the Predecessor’s Norwegian subsidiaries were transferred to the Norwegian subsidiaries of Teekay Corporation. The transfer of these income tax losses was accounted for as an equity distribution.

b.
During 2005, the Predecessor sold the Dania Spirit, a 2000-built liquid petroleum gas carrier, to a subsidiary of Teekay Corporation for $18.0 million. The resulting $3.1 million loss on sale has been accounted for as an equity distribution.

c.
On July 1, 2006, the Predecessor sold Navion Shipping Ltd. to a subsidiary of Teekay Corporation for $53.7 million. The resulting gain on sale of $18.5 million was accounted for as an equity contribution by Teekay Corporation.

During the first half of 2006 and the year ended December 31, 2005, the Predecessor earned $84.8 million and $205.9 million, respectively, of time charter revenue pursuant to this agreement with Navion Shipping Ltd.

During the first half of 2006 and the year ended December 31, 2005, the Predecessor earned $5.1 million and $8.2 million, respectively, of management fees from ship management services provided to a subsidiary of Teekay Corporation, relating to the vessels chartered from Navion Shipping Ltd.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

d.
During 2006, the Predecessor paid $11.9 million to Teekay Corporation for it to assume the time-charter contract for one of the Predecessor’s in-chartered shuttle tankers, the Borga. The resulting $11.9 million loss on sale was accounted for as an equity distribution to Teekay Corporation.

e.
In 2006, prior to the Offering, the Predecessor sold to Teekay Corporation certain subsidiaries and fixed assets for $64.7 million. The resulting $23.3 million gain on sale was accounted for as an equity contribution by Teekay Corporation.

f.
Prior to the Offering, the Predecessor settled its Norwegian Kroner-denominated demand promissory note of 1.1 billion Norwegian Kroner ($166.3 million) and its Australian Dollar-denominated demand promissory note of 25.5 million Australian Dollars ($19.2 million) owing to Teekay Corporation. Interest expense incurred on these demand promissory notes for the period prior to the Offering (January 1 to December 18, 2006) and for the year ended December 31, 2005 were $12.9 million and $14.8 million, respectively.

g.
In October 2006, Teekay Corporation loaned 5.6 billion Norwegian Kroner ($863.0 million) to a subsidiary of OPCO primarily for the purchase of eight Aframax conventional crude oil tankers from Teekay Corporation. Immediately preceding the Offering, this interest-bearing loan was sold to OPCO. The interest expense incurred on this loan prior to its sale to OPCO was $14.2 million.

h.
OPCO’s shuttle tankers, which are typically employed on long-term time-charters, previously were employed on short-term time charters with a subsidiary of Teekay Corporation when there were periods between the ending of one long-term time-charter and the beginning of another long-term time-charter. Pursuant to these short-term time-charters, OPCO earned voyage revenues of $1.2 million during the year ended December 31, 2005.

i.
On October 1, 2006, OPCO entered into time-charter contracts for its nine Aframax conventional tankers with a subsidiary of Teekay Corporation at then-prevailing market-based daily rates for terms of five to twelve years.  Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate. Pursuant to these time-charter contracts, OPCO earned voyage revenues of $128.4 million and $22.3 million for the year ended December 31, 2007 and the three months ended December 31, 2006, respectively.

During the first nine months of 2006 and the year ended December 31, 2005, seven of these nine tankers were employed on time-charter contracts with a subsidiary of Teekay Corporation. The rates earned by each vessel, which were generally lower than market rates, depended upon the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures. Pursuant to these time-charter contracts, the Predecessor earned voyage revenues of $24.6 million and $27.9 million during the first nine months of 2006 and the year ended December 31, 2005, respectively.

j.
One of OPCO’s FSO units and one of OPCO’s conventional tankers were employed on short-term bareboat charters with a subsidiary of Teekay Corporation during the last half of 2006. Pursuant to these charter contracts, OPCO earned voyage revenues of $3.4 million revenues during the last half of 2006.

k.
Effective October 1, 2006, two of OPCO’s shuttle tankers have been employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $14.2 million and $3.6 million during the year ended December 31, 2007 and the three months ended December 31, 2006, respectively.

l.
Two of OPCO’s FSO units were employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $12.0 million, $10.2 million and $10.8 million during the years ended December 31, 2007, 2006 and 2005, respectively.

m.
On October 1, 2006, a subsidiary of Teekay Corporation entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services.  During the year ended December 31, 2007 and the three months ended December 31, 2006, OPCO earned management fees of $3.3 million and $0.5 million, respectively, under the agreement.

n.
Eight of OPCO’S Aframax conventional oil tankers and two FSO units were managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, OPCO incurred general and administrative expenses of $4.4 million, $5.4 million and $5.4 million during the years ended December 31, 2007, 2006, and 2005, respectively.

o.
The Partnership, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation in connection with the initial public offering, pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, advisory and technical services and ship management services. During the year ended December 31, 2007 and the period from December 19, 2006 to December 31, 2006, the Partnership incurred $52.7 million and $0.3 million, respectively, of these costs. Prior to the Offering, the shore-based staff who provided these services to the Predecessor were transferred to a subsidiary of Teekay Corporation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

p.
Pursuant to the Partnership's partnership agreement, the Partnership reimburses the General Partner for all expenses incurred by the Partnership that are necessary or appropriate for the conduct of the Partnership’s business. During the year ended December 31, 2007, the Partnership incurred $0.8 million of these costs

q.
The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and floating production, storage and offloading units.

r.
In July 2007, the Partnership acquired interests in two double-hull shuttle tankers from Teekay Corporation for a total cost of $159.1 million, including assumption of debt of $93.7 million and the related interest rate swap. The Partnership acquired Teekay Corporation's 100% interest in the 2000-built Navion Bergen and its 50% interest in the 2006-built Navion Gothenburg, together with their respective 13-year, fixed-rate bareboat charters to Petroleo Brasileiro S.A. The purchases were financed with one of the Partnership’s existing Revolvers and the assumption of debt. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical cost was accounted for as an equity distribution to Teekay Corporation of $27.8 million.

s.
In October 2007, the Partnership acquired from Teekay Corporation an FSO unit, the Dampier Spirit, along with its 7-year fixed-rate time-charter to Apache Corporation for a total cost of $30.3 million. The purchase was financed with one of the Partnership’s existing Revolvers. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical cost was accounted for as an equity distribution to Teekay Corporation of $13.9 million.

t.
In December 2007, Teekay Corporation contributed a $65.6 million, nine-year, 4.98% interest rate swap (used to hedge the debt assumed in the purchase of the Navion Bergen) having a fair value liability of $2.6 million (Note 11), to the Partnership for no consideration.

u.
In December 2007, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to the Offering, totalling $4.8 million, including the settlement of a customer dispute in respect of vessels delivered prior to the Offering and other costs. This amount is included in other current assets.

v.
At December 31, 2007 and 2006, advances to and from affiliates totaled $0.8 million and $17.0 million, respectively. Advances to and from affiliates are non-interest bearing and unsecured. The balance as at December 31, 2007 is included in other current assets.

11.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives only for hedging purposes. The following summarizes the Partnership's risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.

The Partnership hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts.  These foreign exchange forward contracts are designated as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense being hedged.

As at December 31, 2007, the Partnership was committed to the following foreign exchange contracts for the forward purchase of foreign currency:
	Contract amount in	Average	Expected maturity
	foreign currency	forward rate	2008	2009
	(millions)		(in millions of U.S. Dollars)
Norwegian Kroner	255.7	5.64	-	$45.4
Australian Dollar	5.0	1.25	$4.0	-
Singapore Dollar	4.1	1.44	$2.9	-
Euro	4.0	0.68	$5.8	-

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating rate debt. The Partnership’s interest rate swaps are designated as cash flow hedges and mature over various periods through 2026. The net gains or loss on the swaps has been reported in a separate component of accumulated other comprehensive income (loss), in the accompanying consolidated balance sheets and statements of changes in partners’ equity to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income (loss) will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

As at December 31, 2007, the Partnership was committed to the following interest rate swap agreements related to its LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt was swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
U.S. Dollar-denominated interest rate swaps	LIBOR	935,000	(8,374)	6.5	4.7
U.S. Dollar-denominated interest rate swaps(2) (3)	LIBOR	414,373	(11,676)	13.3	5.0

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2007, ranged from 0.50% and 0.80%.
(2)	Principal amount reduces quarterly or semiannually.
(3)
Included in the principal amount and fair value of the interest rate swaps is $65.6 million and ($2.9) million, respectively, related to the portion of the derivative instrument that the Partnership has not designated as a cash flow hedge.

The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign exchange forward contracts and the interest rate swap agreements; however, the Partnership does not anticipate non-performance by any of the counter-parties.

Changes in the fair value of derivatives in economic hedges are recognized in earnings. To the extent the cash flow hedges are effective, changes in the fair value of the Partnership’s derivatives are recognized in other comprehensive income. The ineffective portion of these derivative instruments is presented as interest expense and foreign exchange gains and losses. During the year ended December 31, 2007, the Partnership recognized a net gain of $0.5 million, (2006 – net gain of $0.1 million; 2005 – net loss of $0.2 million), relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts.

As at December 31, 2007, the Partnership estimated, based on then-existing interest rates, that it would reclassify approximately $1.3 million of net loss on derivative instruments from accumulated other comprehensive loss to earnings during the next 12 months due to the payment of interest expense associated with the Partnership’s floating-rate debt and the payment of expenditures denominated in foreign currencies.

As at December 31, 2007, the Partnership’s accumulated other comprehensive loss of $5.3 million consisted of unrealized losses on derivative instruments.  As at December 31, 2006, the Partnership’s accumulated other comprehensive income of $5.3 million consisted of unrealized gains on derivative instruments.

12.	Income Taxes

The significant components of the Partnership’s deferred tax liabilities and assets are as follows:

	December 31, 2007 $	December 31, 2006 $
Deferred tax liabilities:
Vessels and equipment	84,077	58,824
Goodwill and intangible assets	266	-
Long-term debt	94,071	35,854
Total deferred tax liabilities	178,414	94,678
Deferred tax assets:
Goodwill and intangible assets	-	368
Provisions	1,012	1,012
Tax losses carried forward (1)	101,696	21,715
Total deferred tax assets	102,708	23,095
Net deferred tax liabilities	75,706	71,583
Current portion	-	-
Long-term portion of net deferred tax liabilities	75,706	71,583

(1) The net operating loss carryfowards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely.

Substantially all of the Partnership’s net income (loss) resulted from the operations of companies that were subject to income taxes in their countries of incorporation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The components of the provision for income taxes are as follows:

		Year Ended December 31, 2006
	Year Ended December 31, 2007 $	January 1 to December 18, 2006 $	December 19 to December 31, 2006 $	Year Ended December 31, 2005 $
Current	-	(176)	(7)	(3,546)
Deferred	10,924	(2,496)	(92)	17,419
Income tax recovery (expense)	10,924	(2,672)	(99)	13,873

Reconciliations of the actual income tax rate attributable to pretax income and the applicable statutory income tax rate are as follows:

		Year Ended December 31, 2006
	Year Ended December 31, 2007%	January 1 to December 18, 2006%	December 19 to December 31, 2006%	Year Ended December 31, 2005%
Actual income tax provision (credit) rate	(16.2)	(8.9)	2.9	(19.6)
Income not subject to income taxes	44.2	36.9	25.1	47.6
Applicable statutory income tax provision rate	28.0	28.0	28.0	28.0

13.	Commitments and Contingencies

In June 2007, the Partnership exercised its option to purchase a 2001-built shuttle tanker, which is currently part of the Partnership’s in-chartered shuttle tanker fleet.  As of December 31, 2007, the Partnership was committed to acquiring this vessel for $41.7 million.  The vessel will be delivered to the Partnership in March 2008 and the Partnership financed the purchase through one of its revolving credit facilities.

14.  Supplemental Cash Flow Information

a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year Ended December 31, 2007 $	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $
Accounts receivable	(15,808)	3,214	13,129
Prepaid expenses and other assets	(1,842)	4,134	(17,471)
Accounts payable and accrued liabilities	(4,521)	2,098	5,429
Advances (to) from affiliate	(9,417)	31,281	21,864
	(31,588)	40,727	22,951

b)	Cash interest paid during the years ended December 31, 2007, 2006 and 2005 totaled $73.9 million, $44.0 million and $38.1 million, respectively.

c)	No taxes were paid for the years ended December 31, 2007 and December 31, 2006. Taxes paid during the year ended December 31, 2005 totaled $6.5 million.

15.	Vessel Sales and Write-downs on Vessels and Equipment

a)	Vessel Sales

During 2006, the Predecessor sold a 1981-built shuttle tanker. The Predecessor recorded a gain of $6.4 million and a minority interest expense of $3.2 million relating to the sale.

During 2005, the Predecessor sold two shuttle tankers built in 1981 and 1986. The results for the year ended December 31, 2005 include a gain on sale from these vessels totaling $9.1 million. In addition, the Predecessor sold and leased back, under an operating lease, a 1991-built shuttle tanker. The sale generated a $2.8 million gain, which has been deferred and is being amortized over the 6.5 year term of the lease.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

b)	Equipment Writedowns

During 2006, the Predecessor incurred a $2.2 million write-down of certain offshore equipment. This writedown occurred due to a reassessment of the estimated net realizable value of this equipment and follows a $12.2 million write-down in 2005 arising from the early termination of a contract for the equipment.

16.	Net Income (Loss) Per Unit

Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) allocated to the General Partner’s interest from the issuance date of the common units of December 19, 2006, by the weighted-average number of units outstanding during the applicable period. For periods prior to December 19, 2006, such units are deemed equal to the common and subordinated units received by Teekay Corporation in exchange for net assets contributed to the Partnership, or 12,600,000 units.

As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the interests of the General Partner, common unit holders and subordinated unitholders in net income are calculated as if all net income for periods subsequent to December 19, 2006 was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, and foreign currency translation gains (losses).

Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4025 per unit, 15% of quarterly cash distributions between $0.4025 and $0.4375 per unit, 25% of quarterly cash distributions between $0.4375 and $0.525 per unit, and 50% of quarterly cash distributions in excess of $0.525 per unit. During the four quarters that comprise the year ended December 31, 2007, net income did not exceed $0.4025 per unit and, consequently, the assumed distribution of net income did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income.

Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the first three quarters of 2007, net income did not exceed the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income resulted in an unequal distribution of net income between the subordinated unit holders and common unit holders. During the fourth quarter of 2007, net income exceeded the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income resulted in a minimum equal distribution of net income between the subordinated unit holders and common unit holders.

17.	Valuation and Qualifying Accounts

	Balance at beginning of year $	Balance at end of year $
Allowance for bad debts:
Year ended December 31, 2006	987	401
Year ended December 31, 2007	401	-

Restructuring cost accrual:
Year ended December 31, 2006	955	71
Year ended December 31, 2007	71	-

EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

The following is a list of Teekay Offshore Partners L.P.'s significant subsidiaries as at December 31, 2007:

Name of Significant Subsidiary	State or Jurisdiction of Incorporation	Proportion of Ownership Interest

TEEKAY AUSTRALIA OFFSHORE HOLDINGS PTY LTD.	AUSTRALIA	100%
NAVION BERGEN L.L.C.	MARSHALL ISLANDS	100%
NAVION GOTHENBURG L.L.C.	MARSHALL ISLANDS	50%
NAVION OFFSHORE LOADING AS.	NORWAY	26%
NORSK TEEKAY AS.	NORWAY	26%
NORSK TEEKAY HOLDINGS LTD.	MARSHALL ISLANDS	26%
TEEKAY EUROPEAN HOLDINGS S.A.R.L.	LUXEMBOURG	26%
TEEKAY NAVION OFFSHORE LOADING PTE. LTD.	SINGAPORE	26%
TEEKAY NETHERLANDS EUROPEAN HOLDINGS BV.	NETHERLANDS	26%
TEEKAY NORDIC HOLDINGS INC.	MARSHALL ISLANDS	26%
TEEKAY NORWAY AS.	NORWAY	26%
TEEKAY OFFSHORE OPERATING L.P.	MARSHALL ISLANDS	26%
UGLAND NORDIC SHIPPING AS.	NORWAY	26%

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

4.
I and the Registrant's other certifying officer (which is also myself) are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: April 11, 2008	By: /s/ Peter Evensen Peter Evensen Chief Executive Officer

EXHIBIT 12.2
CERTIFICATION

I, Peter Evensen,  certify that:

1.	I have reviewed this Annual Report on Form 20-F of Teekay Offshore Partners, L.P. (the "Registrant");

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

4.
I and the Registrant's other certifying officer (which is also myself) are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: April 11, 2008	By: /s/ Peter Evensen Peter Evensen Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Teekay Offshore Partners L.P. (the "Partnership") on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Form 20-F"), I, Peter Evensen, Chief Executive Officer and Chief Financial Officer of the Partnership, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)	The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Partnership.

Dated: April 11, 2008

By: /s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-147682) pertaining to the Teekay Offshore Partners L.P. 2006 Long Term Incentive Plan of our reports dated March 12, 2008, with respect to the consolidated financial statements of Teekay Offshore Partners L.P. and its subsidiaries, the effectiveness of internal control over financial reporting of Teekay Offshore Partners L.P., and the consolidated balance sheet of Teekay Offshore GP L.L.C., included in the Annual Report (Form 20-F) for the year ended December 31, 2007.

Vancouver, Canada April 11, 2008	/s/ ERNST & YOUNG LLP Chartered Accountants

Exhibit 15.2

CONSOLIDATED BALANCE SHEET
OF
TEEKAY OFFSHORE GP L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TEEKAY OFFSHORE GP L.L.C.

We have audited the accompanying consolidated balance sheet of Teekay Offshore GP L.L.C. as of December 31, 2007. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay Offshore GP L.L.C. at December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada March 12, 2008	/s/ Ernst & Young LLP Chartered Accountants

TEEKAY OFFSHORE GP L.L.C. (Note 1)
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

As at December 31, 2007 $
ASSETS
Current Cash and cash equivalents (note 6)	121,506
Accounts receivable, net of allowance for doubtful accounts of $nil	42,245
Net investment in direct financing leases – current	22,268
Prepaid expenses	34,219
Other current assets (notes 9f)	8,613
Total current assets	228,851

Vessels and equipment (note 6) At cost, less accumulated depreciation of $674,722	1,662,865
Net investment in direct financing leases	78,199
Other assets	14,423
Intangible assets – net (note 4)	55,355
Goodwill - shuttle tanker segment	127,113
Total assets	2,166,806
LIABILITIES AND MEMBER’S EQUITY
Current Accounts payable	12,076
Accrued liabilities (note 5)	38,464
Current portion of long-term debt (note 6)	64,060
Total current liabilities	114,600
Long-term debt (note 6)	1,453,407
Deferred income taxes (note 11)	75,706
Other long-term liabilities (note 10)	50,024
Total liabilities	1,693,737
Commitments and contingencies (notes 7, 9 and 12)

Non-controlling interest	470,995

Member’s equity
Member’s equity	2,181
Accumulated other comprehensive loss	(107)
Total member’s equity	2,074
Total liabilities and member’s equity	2,166,806

The accompanying notes are an integral part of the Consolidated Balance Sheet.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

1.      Summary of Significant Accounting Policies

Basis of presentation

Teekay Offshore GP L.L.C. (the Company or the General Partner), a Marshall Islands limited liability company, was formed on August 25, 2006 to become the general partner of Teekay Offshore Partners L.P. (the Partnership).  The Company is a wholly owned subsidiary of Teekay Corporation. On August 25, 2006, Teekay Corporation contributed $1,000 to the Company in exchange for a 100% ownership interest. The Company has invested $20 in the Partnership for its 2% general partner interest.

During August 2006, Teekay Corporation formed the Partnership, a Marshall Islands limited partnership, as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry and for the Partnership to acquire, in connection with the Partnership’s initial public offering of its common units, a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), consisting of a 25.99% limited partner interest to be held directly by the Partnership and a 0.01% general partner interest to be held through the Partnership’s ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner.

Prior to the closing of the Partnership’s initial public offering on December 19, 2006, Teekay Corporation transferred eight Aframax conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one floating storage and offtake (or FSO) unit to Teekay Offshore Australia Trust. Teekay Corporation then transferred to OPCO all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, the assets of which include the eight Aframax conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor.

Immediately prior to the closing of the Partnership’s initial public offering, Teekay Corporation sold to the Partnership the 25.99% limited partner interest in OPCO and its subsidiaries and a 100% interest in Teekay Offshore Operating GP L.L.C., which owns the 0.01% general partner interest in OPCO. In exchange for the equity interests, Teekay Corporation received 2,800,000 common units and 9,800,000 subordinated units from the Partnership and a $134.6 million non-interest bearing promissory note. The Company received a 2.0% general partner interest and all of the incentive distribution rights in the Partnership.

This consolidated balance sheet has been prepared in accordance with United States generally accepted accounting principles (or GAAP). Effective January 1, 2007, we began consolidating the Partnership on a prospective basis in accordance with Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner, of the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 presumes that a general partner controls a limited partnership and therefore should consolidate the partnership in the financial statements of the general partner. Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results may differ from those estimates.

Reporting currency

The consolidated balance sheet and accompanying notes are stated in U.S. dollars. The functional currency of the Partnership is U.S. dollars because the Partnership operates in international shipping markets, the Partnership’s primary economic environment, which typically utilize the U.S. dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates.

Operating revenues and expenses

The Partnership recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenue during days that the vessel is off-hire. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. All other voyage revenues from voyage charters are recognized on a percentage of completion method. The Partnership uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Partnership does not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned and incurred, respectively, in subsequent periods. As at December 31, 2007, there was no deferred revenue. As at December 31, 2007, the deferred portion of expenses, which are included in prepaid expenses, was $25.4 million.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

Cash and cash equivalents

The Partnership classifies all highly liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectibility. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, commencing from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessel for 25 years.

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

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.

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

Investment in joint ventures

Investments in companies over which the Partnership exercises significant influence but does not consolidate are accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings. The excess carrying value of the Partnership’s investment over its underlying equity in the net assets is included in the consolidated balance sheet as investment in joint ventures. On December 1, 2006, the operating agreements for the five 50%-owned joint ventures, each of which owns one shuttle tanker, were amended. These amendments resulted in the Partnership obtaining control of these joint ventures and, consequently, the Partnership has consolidated these entities effective December 1, 2006. As at December 31, 2007, the Partnership had a 50% controlling interest in six joint ventures.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are presented as other assets and capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

Goodwill and intangible assets

Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets with finite lives are amortized over their useful lives.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

The Partnership’s intangible assets, which consist of contracts of affreightment acquired as part of the Predecessor’s purchase of Navion AS in 2003, are amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.

Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership generally designates its interest rate swap agreements and foreign exchange forward contracts as cash flow hedges for accounting purposes.

When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in partners’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from partners’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged items may still possibly affect earnings, the gains and losses initially recognized in partners’ equity remain until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items may no longer affect earnings, amounts recognized in partners’ equity are immediately transferred to earnings.

For derivative financial instruments that are not designated or that do not qualify as hedges under Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, the changes in the fair value of the derivative financial instruments are recognized in earnings.

Gains and losses from the Partnership’s interest rate swaps that hedge long-term debt are recorded in interest expense. Gains and losses from the Partnership’s foreign exchange forward contracts are recorded in vessel operating expenses and general and administrative expense.

Income taxes

The Partnership’s Norwegian subsidiaries and Australian subsidiary are subject to income taxes. Deferred income taxes were $75.7 million as at December 31, 2007. The Partnership accounts for such taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes (or SFAS 109).

In July 2006, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS 109. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Partnership adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a significant impact on the Partnership’s financial position and results of operations. As of January 1 and December 31, 2007, the Partnership did not have any material unrecognized tax benefits or material accrued interest and penalties relating to taxes. The Partnership does not expect any material changes to its unrecognized tax positions within the next twelve months.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The 2006 and 2007 tax years remain open to examination by the major taxing jurisdiction to which the Partnership is subject.

Recent Accounting Pronouncements

In March 2008, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (or EITF) on EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share to Master Limited Partnerships (or EITF Issue No. 07-4). The guidance in EITF Issue No. 07-4 requires incentive distribution rights in a master limited partnership, such as the Partnership, to be treated as participating securities for the purposes of computing earnings per share and provides guidance on how earnings should be allocated to the various partnership interests. EITF Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of EITF Issue No.07-4 on its consolidated results of operations and financial condition.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159: The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No.115 (or SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 159 on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157: Fair Value Measurements (or SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on its consolidated results of operations and financial condition.

2.    Initial Public Offering

On December 19, 2006, the Partnership completed its initial public offering (or the Offering) of 8.05 million common units at a price of $21.00 per unit. This included 1.05 million common units sold to the underwriters in connection with the exercise of their over-allotment option. The proceeds received by the Partnership from the Offering and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 8,050,000 common units at $21.00 per unit	$169,050

Use of proceeds from sale of common units:
Underwriting and structuring fees.	$11,088
Professional fees and other offering expenses to third parties	2,793
Repayment of promissory notes and redemption of 1.05 million common units from Teekay Corporation	155,169
$169,050

3.      Segment Reporting

The Partnership has three reportable segments: its shuttle tanker segment; its conventional tanker segment; and its FSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional oil tankers primarily operating on fixed-rate time-charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate time-charter contracts or bareboat charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments is the same as those used in the preparation of the Partnership’s consolidated financial statements.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

A reconciliation of total segment assets to total assets presented in the Company’s accompanying consolidated balance sheet is as follows:

December 31, 2007 $

Shuttle tanker segment	1,559,261
Conventional tanker segment	255,460
FSO segment	131,080
Cash and cash equivalents	121,506
Accounts receivable and other assets	99,499
Consolidated total assets	2,166,806

4.	Intangible Assets

As at December 31, 2007, intangible assets consisted of:

		December 31, 2007
	Weighted- Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net C arrying Amount $
Contracts of affreightment	10.2	124,250	(68,895)	55,355

Amortization of intangible assets for the five fiscal years subsequent to December 31, 2007 is expected to be $10.1 million (2008), $9.1 million (2009), $8.1 million (2010), $7.0 million (2011) and $6.0 million (2012).

5.    Accrued Liabilities

December 31, 2007 $

Voyage and vessel	26,015
Interest	10,932
Payroll and benefits	1,517
38,464

6.	Long-Term Debt

December 31, 2007 $

U.S. Dollar-denominated Revolving Credit Facilities due through 2017	1,205,808
U.S. Dollar-denominated Term Loans due through 2017	311,659
1,517,467
Less current portion	64,060
Total	1,453,407

As at December 31, 2007, the Partnership had three long-term revolving credit facilities (collectively, the Revolvers), which, as at such date, provided for borrowings of up to $1,371.3 million, of which $165.5 million was undrawn. The total amount available under the Revolvers reduces by $101.8 million (2008), $108.2 million (2009), $114.9 million (2010), $122.0 million (2011), $129.7 million (2012) and $794.7 million (thereafter). Two of the Revolvers are guaranteed by certain subsidiaries of the Partnership for all outstanding amounts and contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the OPCO’s total consolidated debt. The remaining revolving credit facility is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which is recoursed to Teekay Corporation. The Revolvers are collateralized by first-priority mortgages granted on 28 of the Partnership’s vessels, together with other related collateral.

As at December 31, 2007, each of the Partnership’s six 50% controlled joint ventures had an outstanding term loan, which in the aggregate totaled $311.7 million. The term loans have varying maturities through 2017 and semi-annual payments that reduce over time. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at December 31, 2007, OPCO had guaranteed $103.8 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% controlled joint venture companies. Teekay Corporation and the Partnership’s joint venture partner have guaranteed the remaining $207.9 million.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

Interest payments on the Revolvers and the term loans are based on LIBOR plus a margin. At December 31, 2007, the margins ranged between 0.45% and 0.80%. The weighted-average effective interest rate on the Partnership’s long-term debt as at December 31, 2007 was 5.7%. This rate does not reflect the effect of our interest rate swaps (Note 10).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2007 are $64.1 million (2008), $115.6 million (2009), $107.0 million (2010), $164.0 million (2011), $141.8 million (2012), and $925.0 million (thereafter).

7.    Leases

Charters-out and Direct Financing Lease

Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The carrying amount of the vessels employed on operating leases at December 31, 2007 was $1.3 billion (2006 - $1.1 billion). Leasing of the VOC equipment is accounted for as direct financing leases. As at December 31, 2007, the minimum lease payments receivable under the direct financing leases approximated $125.6 million, including unearned income of $25.1 million.

As at December 31, 2007, minimum scheduled future revenues under time charters and bareboat charters and future scheduled payments under the direct financing leases, to be received by the Partnership, then in place were approximately $1,846.2 million, comprised of $366.1 million (2008), $292.1 million (2009), $218.4 million (2010), $166.6 million (2011), $155.2 million (2012) and $647.8 million (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

Charters-in

As at December 31, 2007, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $480.4 million, comprised of $117.8 million (2008) $87.4 million (2009), $80.9 million (2010), $61.8 million (2011), $56.8 million (2012) and $75.7 million (thereafter). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

8.	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents - The fair value of the Company’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheet.

Derivative instruments – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of the swap counterparties.

The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2007
	Carrying Amount $	Fair Value $
Cash and cash equivalents	121,506	121,506
Advances to (from) affiliate (note 10v)	969	969
Long-term debt	(1,517,467)	(1,517,467)
Derivative instruments(1) (note 11)
Interest rate swap agreements	(20,050)	(20,050)
Foreign currency contracts	1,122	1,122
           ____________

(1)	The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions and requires no collateral from these institutions.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

9.	Related Party Transactions

a.
The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P. and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and floating production, storage and offloading units.

b.
In July 2007, the Partnership acquired interests in two double-hull shuttle tankers from Teekay Corporation for a total cost of $159.1 million, including assumption of debt of $93.7 million and the related interest rate swap. The Partnership acquired Teekay Corporation's 100% interest in the 2000-built Navion Bergen and its 50% interest in the 2006-built Navion Gothenburg, together with their respective 13-year, fixed-rate bareboat charters to Petroleo Brasileiro S.A. The purchases were financed with one of the Partnership’s existing Revolvers and the assumption of debt.

c.
In October 2007, the Partnership acquired from Teekay Corporation an FSO unit, the Dampier Spirit, along with its 7-year fixed-rate time-charter to Apache Corporation for a total cost of $30.3 million. The purchase was financed with one of the Partnership’s existing Revolvers.

d.
In December 2007, Teekay Corporation contributed a $65.6 million, nine-year, 4.98% interest rate swap (used to hedge the debt assumed in the purchase of the Navion Bergen) having a fair value liability of $2.6 million (Note 10), to the Partnership for no consideration.

e.
In December 2007, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to the Offering, totalling $4.8 million, including the settlement of a customer dispute in respect of vessels delivered prior to the Offering and other costs. This amount is included in other current assets.

f.	At December 31, 2007, advances to affiliates totaled $1.0 million. Advances to affiliates are non-interest bearing and unsecured. This amount is included in other current assets.

10.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives only for hedging purposes. The following summarizes the Partnership's risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.

The Partnership hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts.  These foreign exchange forward contracts are designated as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense being hedged.

As at December 31, 2007, the Partnership was committed to the following foreign exchange contracts for the forward purchase of foreign currency:
	Contract amount in	Average	Expected maturity
	foreign currency	forward rate	2008	2009
	(millions)		(in millions of U.S. Dollars)
Norwegian Kroner	255.7	5.64	-	$45.4
Australian Dollar	5.0	1.25	$4.0	-
Singapore Dollar	4.1	1.44	$2.9	-
Euro	4.0	0.68	$5.8	-

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating rate debt. The Partnership’s interest rate swaps are designated as cash flow hedges and mature over various periods through 2026. The net gains or loss on the swaps has been reported in a separate component of accumulated other comprehensive income (loss), in the accompanying consolidated balance sheet to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income (loss) will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

As at December 31, 2007, the Partnership was committed to the following interest rate swap agreements related to its LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt was swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps	LIBOR	935,000	(8,374)	6.5	4.7
U.S. Dollar-denominated interest rate swaps(2) (3)	LIBOR	414,373	(11,676)	13.3	5.0

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2007, ranged from 0.50% and 0.80%.
(2)	Principal amount reduces quarterly or semiannually.
(3)
Included in the principal amount and fair value of the interest rate swaps is $65.6 million and ($2.9) million, respectively, related to the portion of the derivative instrument that the Partnership has not designated as a cash flow hedge.

The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign exchange forward contracts and the interest rate swap agreements; however, the Partnership does not anticipate non-performance by any of the counter-parties.

Changes in the fair value of derivatives in economic hedges are recognized in earnings. To the extent the cash flow hedges are effective, changes in the fair value of the Partnership’s derivatives are recognized in other comprehensive income. The ineffective portion of these derivative instruments is presented as interest expense and foreign exchange gains and losses.

As at December 31, 2007, the Partnership estimated, based on then-existing interest rates, that it would reclassify approximately $1.3 million of net loss on derivative instruments from accumulated other comprehensive loss to earnings during the next 12 months due to the payment of interest expense associated with the Partnership’s floating-rate debt and the payment of expenditures denominated in foreign currencies.

As at December 31, 2007, the Company’s accumulated other comprehensive loss of $0.1 million consisted of unrealized losses on derivative instruments.

11.	Income Taxes

The significant components of the deferred tax liabilities and assets are as follows:

December 31, 2007 $
Deferred tax liabilities:
Vessels and equipment	84,077
Goodwill and intangible assets	266
Long-term debt	94,071
Total deferred tax liabilities	178,414
Deferred tax assets:
Provisions	1,012
Tax losses carried forward (1)	101,696
Total deferred tax assets	102,708
Net deferred tax liabilities	75,706
Current portion	-
Long-term portion of net deferred tax liabilities	75,706

(1) The net operating loss carryfowards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely.

12.	Commitments and Contingencies

In June 2007, the Partnership exercised its option to purchase a 2001-built shuttle tanker, which is currently part of the Partnership’s in-chartered shuttle tanker fleet.  As of December 31, 2007, the Partnership was committed to acquiring this vessel for $41.7 million.  The vessel will be delivered to the Partnership in March 2008 and the Partnership financed the purchase through one of its revolving credit facilities.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET  - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

13.	Valuation and Qualifying Accounts

	Balance at beginning of year $	Balance at end of year $
Allowance for bad debts:
Year ended December 31, 2007	401	-

Restructuring cost accrual:
Year ended December 31, 2007	71	-

14.	Supplemental information

The following balance sheet shows the consolidation of the Teekay Offshore GP L.L.C. balance sheet on a stand-alone basis with the balance sheet of Teekay Offshore Partners L.P., as of December 31, 2007.

	Teekay Offshore G.P. L.L.C. Stand-alone	Consolidation of Teekay Offshore Partners L.P.	Teekay Offshore G.P. L.L.C. Consolidated
ASSETS
Current Cash and cash equivalents	282	121,224	121,506
Accounts receivable, net of allowance for doubtful accounts of $nil	-	42,245	42,245
Net investment in direct financing leases – current	-	22,268	22,268
Prepaid expenses	-	34,219	34,219
Other current assets	173	8,440	8,613
Total current assets	455	228,396	228,851

Vessels and equipment At cost, less accumulated depreciation of $693,338	-	1,662,865	1,662,865
Net investment in direct financing leases	-	78,199	78,199
Other assets	3,046	11,377	14,423
Intangible assets – net	-	55,355	55,355
Goodwill - shuttle tanker segment	-	127,113	127,113
Total assets	3,501	2,163,305	2,166,806
LIABILITIES AND MEMBER’S/PARTNERS’ EQUITY
Current Accounts payable	-	12,076	12,076
Accrued liabilities	-	38,464	38,464
Current portion of long-term debt	-	64,060	64,060
Total current liabilities	-	114,600	114,600
Long-term debt	-	1,453,407	1,453,407
Deferred income taxes	-	75,706	75,706
Other long-term liabilities	-	50,024	50,024
Total liabilities	-	1,693,737	1,693,737

Non-controlling interest	-	470,995	470,995

Member’s/Partners’ equity
Member’s/Partners’ equity	3,501	(1,320)	2,181
Accumulated other comprehensive loss	-	(107)	(107)
Total member’s/partners’ equity	3,501	(1,427)	2,074
Total liabilities and member’s/partners’ equity	3,501	2,163,305	2,166,806