Form 20-F/A
period 2007-12-31
Teekay Offshore Partners L.P.
filed 2009-04-02
CIK 1382298

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number 1-33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s Name into English)
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
9,800,000 Common Units
9,800,000 Subordinated Units
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐      No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐      No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑      No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐      Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐      No ☑

EXPLANATORY NOTE
Teekay Offshore Partners L.P. (generally referred to herein as the Partnership, Teekay Offshore Partners Predecessor, the Predecessor, we, our or us) is filing this Annual Report on Form 20-F/A for the year ended December 31, 2007 (this Amendment or this 2007 Form 20-F/A Report) to amend our Annual Report on Form 20-F for the year ended December 31, 2007 (the Original Filing) that was filed with the Securities and Exchange Commission (or SEC) on April 11, 2008.
(a)	Derivative Instruments and Hedging Activities and Other
In August 2008, we commenced a review of our application of Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Although we believe that our derivative transactions were consistent with our risk management policies and that our overall risk management policies continue to be sound, based on our review we concluded that certain of our derivative instruments did not qualify for hedge accounting treatment under SFAS No. 133. Certain of our hedge documentation, in respect of our assessment of effectiveness and measurement of ineffectiveness of our derivative instruments for accounting purposes, was not in accordance with the technical requirements of SFAS No. 133 for the years ended December 31, 2003 to 2007.
Accordingly, although we believe each of these derivative instruments were and continue to be effective economic hedges, for accounting purposes we should have reflected changes in fair value of these derivative instruments as increases or decreases to our net income (loss) on our consolidated statements of income (loss), instead of being reflected as increases or decreases to accumulated other comprehensive income (loss), a component of partners’/owner’s equity on our consolidated balance sheets and statements of changes in partners’/owner’s equity.
The change in accounting for our derivative transactions does not affect the economics of the derivative transactions.
We have also restated certain other items primarily related to accounting for the non-controlling interest in one of our 50% owned subsidiaries and adjusting amounts related to deferred income taxes and the fair value of derivative instruments at December 31, 2007.
The changes in accounting for these transactions do not affect or our cash flows, liquidity, or cash distributions to partners.
(b)	Vessels Acquired from Teekay Corporation
In connection with assessing the potential impact of SFAS No. 141(R), which replaces SFAS No. 141, Business Combinations, and is effective for fiscal years beginning after December 15, 2008, we re-assessed our accounting treatment for interests in vessels we purchased from Teekay Corporation (Teekay) subsequent to our initial public offering in December 2006. We have historically treated the acquisition of the interests in these vessels as asset acquisitions, not business acquisitions. If the acquisitions were deemed to be business acquisitions, the acquisitions would have been accounted for in a manner similar to the pooling of interest method whereby our consolidated financial statements prior to the date the interests in these vessels were acquired by us would be retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor) from the date that we and the acquired vessels were both under the common control of Teekay and had begun operations. Although substantially all of the value relating to these transactions is attributable to the vessels and associated contracts, we have now determined that the acquisitions should have been accounted for as business acquisitions under United States generally accepted accounting principles (or GAAP).
The impact of the retroactive Dropdown Predecessor adjustments does not affect our limited partners’ interest in net income, earnings per unit, or cash distributions to partners. However, the impact of the retroactive Dropdown Predecessor adjustments has resulted in an increase in previously reported net income for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.
(c) Discontinued Operations
In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we have reclassified the operations of Navion Shipping Ltd., a subsidiary of Teekay Offshore Partners Predecessor, as discontinued operations effective July 1, 2006 with retroactive restatement for prior comparative periods. Prior to our initial public offering, on July 1, 2006, Teekay Offshore Partners Predecessor sold Navion Shipping Ltd. to a subsidiary of Teekay. At the time of the sale, all of Teekay Offshore Partners Predecessor’s chartered-in conventional tankers were chartered-in by Navion Shipping Ltd. and subsequently time chartered to a subsidiary of Teekay. Although after the sale of Navion Shipping Ltd. we continue to own a fleet of conventional tankers, which operate under long-term fixed-rate time-charter contracts, the operations and cash flows of Navion Shipping Ltd. should have been eliminated from our ongoing operations as a result of the sale and we do not have any significant continuing involvement in the operations of the disposed component. Therefore, we have reclassified the operations of Navion Shipping Ltd. as discontinued operations for all periods prior to its disposition on July 1, 2006.
The change in presentation of the results of Navion Shipping Ltd. to discontinued operations does not affect total assets, total partners’ equity, net income, earnings per unit or cash distributions to partners for any period.
(d)	Vision Incentive Plan
In the preparation of the combined consolidated financial statements of the Predecessor for the period prior to the Partnership’s initial public offering, general and administrative expenses were allocated from Teekay to the Predecessor based on the Predecessor’s proportionate share of Teekay’s total ship-operating (calendar) days for each of the periods presented. During 2005 and 2006, a portion of the general and administrative expense allocation included accrued costs relating to a long-term share-based incentive plan (the Vision Incentive Plan or VIP) for senior management. During 2005, Teekay had accrued and expensed a portion of the VIP without consideration of certain vesting provisions as required under GAAP. Upon transition to SFAS 123R on January 1, 2006, Teekay was required to account for the VIP based on the fair value of the award as the VIP has a share priced-based component. However, Teekay continued to calculate compensation expense for the VIP under the methodology it had followed in 2005 as Teekay did not identify the VIP as within the scope of SFAS 123R. As a result, we have restated the general and administrative expenses allocation for the periods before our initial public offering.

Because this change in general and administrative expenses is the result of a change in an allocation of cost from Teekay to the Predecessor for the period prior to the Partnership’s initial public offering, this restatement will have no affect on the Partnership’s equity, liabilities or expenses for any period subsequent to the initial public offering.
As a result of the conclusions described above, we are restating in this 2007 Form 20-F/A our historical balance sheets as of December 31, 2007 and 2006, our statements of income (loss), cash flows and changes in partners’/owner’s equity for the years ended 2007, 2006 and 2005 and selected financial data as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.
The following table sets forth a reconciliation of previously reported and restated net income (loss) and owner’s equity as of the date and for the periods shown (in thousands of US dollars):

							Total
							Owner’s
							Equity
							(Predecessor
							and Dropdown
	Net Income (Loss)						Predecessor)
		December 19	January 1 to				At
		to December	December 18,				December 31,
	2007	31, 2006	2006	2005	2004	2003	2002
	$	$	$	$	$	$	$
As previously reported	19,672	848	(33,563)	84,747	213,772	63,513	262,835
Adjustments:
Derivative instruments, net of non-controlling interest and other (1)	(17,014)	500	2,806	756	(648)	(1,178)	—
Dropdown Predecessor (2)	1,300	114	3,097	2,910	4,076	6,768	32,558
Vision Incentive Plan	—	—	(2,632)	7,500	—	—	—

As restated	3,958	1,462	(30,292)	95,913	217,200	69,103	295,393

(1)
Includes an adjustment totaling ($3.6) million for the year ended December 31, 2007 relating to the accounting for the non-controlling interest in one of our 50% owned subsidiaries and adjusting amounts relating to deferred income taxes and the fair value of derivative instruments at December 31, 2007.

(2)
Relates to the results for the pre-acquisition periods in which we and the acquired interests in vessels, as listed below, were both in operation and under the common control of Teekay Corporation, as follows:

•	Dampier Spirit (FSO unit) for March 15, 1998 to September 30, 2007;
•	Navion Bergen (shuttle tanker) for April 16, 2007 to June 30, 2007; and
•	Navion Gothenburg (shuttle tanker) began operations concurrently with our acquisition of it on July 24, 2007.
Note 18 of the notes to the consolidated financial statements included in this 2007 Form 20-F/A Report reflects the changes to our consolidated financial statements as a result of our restatement and provides additional information about the restatement.
We have also restated in this 2007 Form 20-F/A our General Partner’s historical balance sheet as of December 31, 2007. Note 15 of the notes to the General Partner’s consolidated financial statement included in this 2007 Form 20-F/A Report reflects the changes to its consolidated balance sheet as a result of our restatement and provides additional information about the restatement.
Management also has determined that there were control deficiencies relating to the preparation of hedge documentation and the accounting for certain non-routine, complex financial arrangements, which gave rise in part to this restatement, constituted material weaknesses in our internal control over financial reporting. We believe, as of the date of this filing, that we have fully remediated the material weaknesses in our internal control over financial reporting. Please read Item 15. “Controls and Procedures” for additional discussion.
For the convenience of the reader, this 2007 Form 20-F/A Report sets forth the Original Filing in its entirety, although we are only restating portions of Items 3, 4, 5, 7, 11, 15, 18 and 19 affected by the amended financial information. This 2007 Form 20-F/A Report includes currently-dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as well as the currently dated consent of our independent registered public accounting firm. The changes we have made are a result of and reflect the restatement described herein; no other information in the Original Filing has been updated.
Except for the amended or restated information described above, this 2007 Form 20-F/A Report continues to speak as of the date of the Original Filing. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the SEC subsequent to the date of the Original Filing.
Because this 2007 Form 20-F/A Report restates all of the pertinent financial data for the affected periods, we do not intend to amend our previously-filed Annual Reports on Form 20-F or previously furnished Reports on Form 6-K for periods ended prior to December 31, 2007. As a result, the reader should not rely on the prior filings, but should rely upon the restated financial statements, reports of our independent registered public accounting firm and related financial information for affected periods contained in this 2007 Form 20-F/A Report.

TEEKAY OFFSHORE PARTNERS L.P.
INDEX TO REPORT ON FORM 20-F/A

PART I
This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.
In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:
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
Item 1. Identity of Directors, Senior Management and Advisors
The information included in Item 1 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.
Item 2. Offer Statistics and Expected Timetable
The information included in Item 2 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.
Item 3. Key Information
Selected Financial Data (Restated)
The following tables present, in each case for the periods and as of the dates indicated, summary:
•	historical financial and operating data of Teekay Offshore Partners Predecessor (as defined below); and
•	financial and operating data of Teekay Offshore Partners L.P. and its subsidiaries since its initial public offering on December 19, 2006.
Prior to the closing of our initial public offering of common units on December 19, 2006, Teekay Corporation transferred eight Aframax conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one FSO unit to Teekay Offshore Australia Trust. Teekay Corporation then transferred to Teekay Offshore Operating L.P. (or OPCO) all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, which include the eight Aframax conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor.
The summary historical financial and operating data has been prepared on the following basis:
•
the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the years ended December 31, 2003, 2004 and 2005 is derived from the combined consolidated financial statements of Teekay Offshore Partners Predecessor;

•
the historical financial and operating data of Teekay Offshore Partners Predecessor for the period from January 1, 2006 to December 18, 2006 are derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor; and

•
the historical financial and operating data of Teekay Offshore Partners L.P. as at December 31, 2006 and 2007, for the period from December 19, 2006 to December 31, 2006, and for the year ended December 31, 2007, reflect our initial public offering and are derived from our audited consolidated financial statements.

Our initial public offering and certain other transactions that occurred during 2006 and 2007 have affected our historical performance or will affect our future performance. As a result, the following tables should be read together with, and are qualified in their entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2007, 2006, and 2005 aggregated as follows:
Year ended December 31, 2007
•	January 1 to December 31, 2007
Year ended December 31, 2006
•	January 1 to December 18, 2006
•	December 19 to December 31, 2006
Year ended December 31, 2005
•	January 1 to December 31, 2005
The information presented in the following tables and related footnotes have been adjusted to reflect the restatement of our financial results which is described in the Explanatory Note above. A reconciliation of our previously reported consolidated financial statements to our restated consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 is included in Note 18 of the notes to our consolidated financial statements. A reconciliation of our previously reported consolidated financial information to our restated consolidated financial information as at December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 follows the table below.
Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

				Year Ended December 31,
				2006
				January 1 to	December 19 to	Year Ended
	Year Ended December 31,			December 18,	December 31,	December 31,
	2003	2004	2005	2006	2006	2007
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
	(in thousands, except unit, per unit and fleet data)
Income Statement Data:
Voyage revenues	$507,236	$723,217	$613,246	$617,514	$24,397	$785,203
Operating expenses:
Voyage expenses (1)	69,652	90,414	74,543	91,321	3,102	151,637
Vessel operating expenses (2)	89,415	109,278	109,480	107,991	4,297	149,660
Time-charter hire expense	107,792	177,050	169,687	159,973	5,641	150,463
Depreciation and amortization	93,946	120,197	109,824	100,823	3,726	124,370
General and administrative	18,049	45,941	56,726	63,014	2,177	62,404
Loss (gain) on sale of vessels and equipment — net of writedowns	63	(3,725)	2,820	(4,778)	—	—
Restructuring charge	—	—	955	832	—	—

Total operating expenses	378,917	539,155	524,035	519,176	18,943	638,534

Income from vessel operations	128,319	184,062	89,211	98,338	5,454	146,669
Interest expense	(47,223)	(44,268)	(39,983)	(64,462)	(1,617)	(126,304)
Interest income	1,278	2,459	4,612	5,167	191	5,871
Equity income from joint ventures	5,047	5,514	5,955	6,321	—	—
Gain on sales of marketable securities	517	94,222	—	—	—	—
Foreign currency exchange (loss) gain (3)	(18,691)	(37,840)	34,228	(66,214)	(118)	(11,678)
Income tax (expense) recovery	(22,064)	(29,465)	12,375	(3,260)	(121)	10,516
Other — net	4,455	14,064	9,091	8,367	309	10,403

Income (loss) from continuing operations before non-controlling interest	51,638	188,748	115,489	(15,743)	4,098	35,477
Non-controlling interest	(2,763)	(2,167)	(229)	(3,893)	(2,636)	(31,519)

Income (loss) from continuing operations	48,875	186,581	115,260	(19,636)	1,462	3,958
Net income (loss) from discontinued operations (11)	20,228	30,619	(19,347)	(10,656)	—	—

Net income (loss)	$69,103	$217,200	$95,913	$(30,292)	$1,462	$3,958

Dropdown Predecessor’s interest in net income	$6,768	$4,076	$2,910	$3,097	$114	$1,300
General partner’s interest in net income	—	—	—	—	64	733
Limited partners’ interest:
Net income (loss) from continuing operations	42,107	182,505	112,350	(22,733)	1,284	1,925
Net income (loss) from continuing operations per:
Common unit (basic and diluted) (4)	3.34	14.48	8.92	(1.80)	0.07	0.12
Subordinated unit (basic and diluted) (4)	3.34	14.48	8.92	(1.80)	0.06	0.07
Total unit (basic and diluted) (4)	3.34	14.48	8.92	(1.80)	0.07	0.10
Limited partners’ interest:
Net income (loss)	62,335	213,124	93,003	(33,389)	1,284	1,925
Net income (loss) per:
Common unit (basic and diluted) (4)	4.95	16.91	7.38	(2.65)	0.07	0.12
Subordinated unit (basic and diluted) (4)	4.95	16.91	7.38	(2.65)	0.06	0.07
Total unit (basic and diluted) (4)	4.95	16.91	7.38	(2.65)	0.07	0.10
Cash distributions declared per unit	—	—	—	—	—	1.14

Balance Sheet Data (at end of year):
Cash and marketable securities (12)	$160,957	$143,729	$128,986		$113,986	$121,224
Vessels and equipment (5) (13)	1,446,978	1,440,167	1,310,135		1,532,743	1,662,865
Total assets	2,054,448	2,054,760	1,895,601		2,081,224	2,166,351
Total debt (6)	1,328,985	1,178,132	943,319		1,303,352	1,517,467
Non-controlling interest	15,525	14,276	11,859		427,977	392,613
Dropdown Predecessor’s equity	39,420	44,016	47,784		51,792	—
Total partners’/owner’s equity	529,794	659,212	747,879		138,942	77,401
Common units outstanding (4)	2,800,000	2,800,000	2,800,000	2,800,000	9,800,000	9,800,000
Subordinated units outstanding (4)	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000

Cash Flow Data:
Net cash provided by (used in):
Operating activities (7)	$231,757	$247,184	$157,881			$45,847
Financing activities (7)	728,594	(74,302)	(206,748)			(23,905)
Investing activities (7)	(839,148)	(190,110)	34,124			(14,704)

Other Financial Data:
Net voyage revenues (8)	$437,584	$632,803	$538,703	$526,193	$21,295	$633,566
EBITDA (9)	239,738	409,638	229,199	133,086	6,735	238,245
Capital expenditures:
Expenditures for vessels and equipment	148,004	170,630	24,760	31,079	—	31,228
Expenditures for drydocking	11,980	9,174	8,906	31,255	—	49,053

Fleet data:
Average number of shuttle tankers (10)	30.5	37.9	35.8	33.9	36.0	36.9
Average number of conventional tankers (10)	27.4	40.7	41.2	22.0	10.0	9.3
Average number of FSO units (10)	3.2	4.0	4.0	4.0	4.0	4.6

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

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

(4)
Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor and the amount of net income (loss) allocated to our general partner’s interest for periods subsequent to our initial public offering on December 19, 2006, by the weighted-average number of units outstanding during the period. For periods prior to December 19, 2006, such units are deemed equal to the common and subordinated units received by Teekay Corporation in exchange for a 26.0% interest in OPCO in connection with our initial public offering.

(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on newbuildings.

(6)	Total debt includes long-term debt, capital lease obligations and advances from affiliates.

(7)	For the year ended December 31, 2006, cash flow data provided by (used in) operating activities, financing activities and investing activities was $162,228, ($230,238) and $53,010, respectively.

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

				Year Ended December 31, 2006
				January 1	December 19
				to	to	Year Ended
	Year Ended December 31,			December 18,	December 31,	December 31,
	2003	2004	2005	2006	2006	2007
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)

Voyage revenues	$507,236	$723,217	$613,246	$617,514	$24,397	$785,203
Voyage expenses	69,652	90,414	74,543	91,321	3,102	151,637

Net voyage revenues	$437,584	$632,803	$538,703	$526,193	$21,295	$633,566

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

				Year Ended December 31, 2006
				January 1	December 19
				to	to	Year Ended
	Year Ended December 31,			December 18,	December 31,	December 31,
	2003	2004	2005	2006	2006	2007
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)

Reconciliation of “EBITDA” to “Net income (loss)”:

Net income (loss)	$69,103	$217,200	$95,913	$(30,292)	$1,462	$3,958
Depreciation and amortization	93,946	120,197	109,824	100,823	3,726	124,370
Interest expense, net	45,945	41,809	35,371	59,295	1,426	120,433
Income taxes expense (recovery)	22,064	29,465	(12,375)	3,260	121	(10,516)
Depreciation and amortization and income tax expense related to discontinued operations	8,680	967	466	—	—	—

EBITDA (1)	$239,738	$409,638	$229,199	$133,086	$6,735	$238,245

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$231,757	$247,184	$157,881	$162,112	$116	$45,847
Non-controlling interest	(2,763)	(2,167)	(229)	(3,893)	(2,636)	(31,519)
Expenditures for drydocking	11,980	9,174	8,906	31,255	—	49,053
Interest expense, net	45,945	41,809	35,371	59,295	1,426	120,433
(Loss) gain on sale of vessels	(63)	3,725	9,423	6,928	—	—
Gain on sale of marketable securities, net of writedowns	(4,393)	94,222	—	—	—	—
Loss on writedown of vessels and equipment	—	—	(12,243)	(2,150)	—	—
Write-off of debt issuance costs	—	—	—	(2,790)	—	—
Equity income (net of dividends received)	(1,234)	(1,986)	3,205	319	—	—
Change in working capital	(10,586)	36,757	(26,539)	(50,673)	7,134	33,706
Distribution from subsidiaries to minority owners	3,060	2,347	9,618	4,224	—	78,107
Change in fair value of interest rate swaps	—	—	—	2,647	699	(45,491)
Foreign currency exchange (loss) gain and other, net	(33,965)	(21,427)	43,806	(74,188)	(4)	(11,891)

EBITDA (1)	$239,738	$409,638	$229,199	$133,086	$6,735	$238,245

(1)
EBITDA is net of non-controlling interest expense of $2.8 million, $2.2 million, $0.2 million, $3.9 million, $2.6 million and $31.5 million for the years ended December 31, 2003, 2004 and 2005, and for the periods January 1 to December 18, 2006 and December 19 to December 31, 2006, and for the year ended December 31, 2007, respectively.

EBITDA also includes the following items:

				Year Ended December 31, 2006
				January 1	December 19
				to	to	Year Ended
	Year Ended December 31,			December 18,	December 31,	December 31,
	2003	2004	2005	2006	2006	2007
	$	$	$	$	$	$
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)

(Loss) gain on sale of vessels and equipment, net of writedowns	$(63)	$3,725	$(2,820)	$4,778	$—	$—
Gain on sale of marketable securities, net of writedowns	(4,393)	94,222	—	—	—	—
Unrealized gains (losses) on foreign exchange forward contracts	—	—	—	—	—	(466)
Foreign currency exchange (loss) gain	(18,691)	(37,840)	34,228	(66,214)	(118)	(11,678)

	$(23,147)	$60,107	$31,408	$(61,436)	$(118)	$(12,144)

(10)
Average number of ships consists of the average number of owned and chartered-in vessels (including those in discontinued operations) that were in our possession during the period (excluding the five vessels owned by OPCO’s 50% joint ventures for periods prior to December 1, 2006, but including two vessels deemed to be in our possession for accounting purposes as a result of the inclusion of the Dropdown Predecessor prior to our actual acquisition of such vessels). On December 1, 2006, the operating agreements for these five joint ventures were amended, resulting OPCO controlling these entities and in their consolidation with OPCO in accordance with GAAP.

(11)
On July 1, 2006, the Predecessor sold Navion Shipping Ltd. to a subsidiary of Teekay Corporation for $53.7 million. At the time of the sale, all of the Predecessor’s chartered-in conventional tankers were chartered-in by Navion Shipping Ltd. and subsequently time chartered to a subsidiary of Teekay Corporation at charter rates that provided a fixed 1.25% profit margin. These chartered-in conventional tankers were operated in the spot market by the subsidiary of Teekay Corporation.

(12)	Cash and marketable securities includes cash from discontinued operations of $15.2 million, $13.4 million and $2.5 million as at December 31, 2003, 2004, and 2005, respectively.

(13)	Vessels and equipment includes a vessel held for sale of $20.6 million and $19.6 million as at December 31, 2003 and 2004, respectively.

(14)	Expenditures for vessels and equipment excludes non-cash investing activities. Please read Item 18 — Financial Statements: Note 14 — Supplemental Cash Flow Information.

(15)
A reconciliation of our previously reported consolidated financial information to our restated consolidated financial information as at December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 is contained in the following table. Only those line items in the selected financial data table that are both from our consolidated financial information and were affected by the restatement are contained below.

		Adjustments
					Vision
	As	Derivative	Dropdown	Discontinued	Incentive	As
	Reported	Instruments	Predecessor	Operations	Plan	Restated
	$	$	$	$	$	$
	(in thousands, except unit and per unit data)
Income Statement Data:

Year ended December 31, 2004
Voyage revenues	$986,504	—	14,790	(278,077)	—	$723,217
Operating expenses:
Voyage expenses	118,819	—	—	(28,405)	—	90,414
Vessel operating expenses	105,595	—	5,749	(2,066)	—	109,278
Time-charter hire expense	372,449	—	—	(195,399)	—	177,050
Depreciation and amortization	118,460	—	2,704	(967)	—	120,197
General and administrative	65,819	—	743	(20,621)	—	45,941
Loss (gain) on sale of vessels and equipment — net of writedowns	(3,725)	—	—	—	—	(3,725)

Total operating expenses	777,417	—	9,196	(247,458)	—	539,155

Income from vessel operations	209,087	—	5,594	(30,619)	—	184,062
Interest expense	(43,957)	—	(311)	—		(44,268)
Interest income	2,459	—	—	—	—	2,459
Equity income from joint ventures	6,162	(648)	—	—	—	5,514
Gain on sales of marketable securities	94,222	—	—	—	—	94,222
Foreign currency exchange (loss) gain	(37,910)	—	70	—	—	(37,840)
Income tax expense	(28,188)	—	(1,277)	—	—	(29,465)
Other — net	14,064	—	—	—	—	14,064

Income (loss) from continuing operations before non-controlling interest	215,939	(648)	4,076	(30,619)	—	188,748
Non-controlling interest	(2,167)	—	—	—	—	(2,167)

Income (loss) from continuing operations	213,772	(648)	4,076	(30,619)	—	186,581
Net income from discontinued operations	—	—	—	30,619	—	30,619

Net income (loss)	$213,772	$(648)	$4,076	$—	—	$217,200

Dropdown Predecessor’s interest in net income	$—					$4,076
General partner’s interest in net income	—					—
Limited partners’ interest:
Net income from continuing operations	213,772					182,505
Net income from continuing operations per:
Common unit (basic and diluted)	16,97					14.48
Subordinated unit (basic and diluted)	16.97					14.48
Total unit (basic and diluted)	16.97					14.48
Limited partners’ interest:
Net income	213,772					213,124
Net income per:
Common unit (basic and diluted)	16,97					16.91
Subordinated unit (basic and diluted)	16.97					16.91
Total unit (basic and diluted)	16.97					16.91
Cash distributions declared per unit	—					—

		Adjustments
					Vision
	As	Derivative	Dropdown	Discontinued	Incentive	As
	Reported	Instruments	Predecessor	Operations	Plan	Restated
	$	$	$	$	$	$
	(in thousands, except unit and per unit data)
Income Statement Data:

Year ended December 31, 2003
Voyage revenues	$747,383	(1,178)	14,580	(253,549)	—	$507,236
Operating expenses:
Voyage expenses	146,893	—	—	(77,241)	—	69,652
Vessel operating expenses	87,507	—	4,914	(3,006)	—	89,415
Time-charter hire expense	235,976	—	—	(128,184)	—	107,792
Depreciation and amortization	93,269	—	2,568	(1,891)	—	93,946
General and administrative	33,968	—	291	(16,210)	—	18,049
Loss (gain) on sale of vessels and equipment — net of writedowns	63	—	—	—	—	63

Total operating expenses	597,676	—	7,773	(226,532)	—	378,917

Income from vessel operations	149,707	(1,178)	6,807	(27,017)	—	128,319
Interest expense	(46,872)	—	(351)	—		(47,223)
Interest income	1,278	—	—	—	—	1,278
Equity income from joint ventures	5,047	—	—	—	—	5,047
Gain on sales of marketable securities	517	—	—	—	—	517
Foreign currency exchange loss	(17,821)	—	(870)	—	—	(18,691)
Income tax (expense) recovery	(30,035)	—	1,182	6,789	—	(22,064)
Other — net	4,455	—	—	—		4,455

Income (loss) from continuing operations before non-controlling interest	66,276	(1,178)	6,768	(20,228)	—	51,638
Non-controlling interest	(2,763)	—	—	—	—	(2,763)

Income (loss) from continuing operations	63,513	(1,178)	6,768	(20,228)	—	48,875
Net income from discontinued operations	—	—	—	20,228	—	20,228

Net income (loss)	$63,513	$(1,178)	$6,768	$—	—	$69,103

Dropdown Predecessor’s interest in net income	$—					$6,768
General partner’s interest in net income	—					—
Limited partners’ interest:
Net income from continuing operations	63,513					42,107
Net income from continuing operations per:
Common unit (basic and diluted)	5.04					3.34
Subordinated unit (basic and diluted)	5.04					3.34
Total unit (basic and diluted)	5.04					3.34
Limited partners’ interest:
Net income	63,513					62,335
Net income per:
Common unit (basic and diluted)	5.04					4.95
Subordinated unit (basic and diluted)	5.04					4.95
Total unit (basic and diluted)	5.04					4.95
Cash distributions declared per unit	—					—

Balance Sheet Data (at end of year):

As at December 31, 2005

Cash and marketable securities	$128,986	$—	$—	$—	$—	$128,986
Vessels and equipment	1,300,064	—	10,071	—	—	1,310,135
Total assets	1,884,017	—	11,584	—	—	1,895,601
Total debt	991,855	—	(41,036)	—	(7,500)	943,319
Non-controlling interest	11,859	—	—	—	—	11,859
Dropdown Predecessor’s equity	—	—	47,784	—	—	47,784
Total partners’/owner’s equity	740,379	—	—	—	7,500	747,879

As at December 31, 2004
Cash and marketable securities	$143,729	$—	$—	$—	$—	$143,729
Vessels and equipment	1,427,481	—	12,686	—	—	1,440,167
Total assets	2,040,642	—	14,118	—	—	2,054,760
Total debt	1,210,998	—	(32,866)	—	—	1,178,132
Non-controlling interest	14,276	—	—	—	—	14,276
Dropdown Predecessor’s equity	—	—	44,016	—	—	44,016
Total partners’/owner’s equity	659,212	—	—	—	—	659,212

		Adjustments
					Vision
	As	Derivative	Dropdown	Discontinued	Incentive	As
	Reported	Instruments	Predecessor	Operations	Plan	Restated
	$	$	$	$	$	$
	(in thousands, except unit and per unit data)
Balance Sheet Data (at end of year):

As at December 31, 2003
Cash and marketable securities	$160,957	$—	$—	$—	$—	$160,957
Vessels and equipment	1,431,947	—	15,031	—	—	1,446,978
Total assets	2,037,855	—	16,593	—	—	2,054,448
Total debt	1,354,392	—	(25,407)	—	—	1,328,985
Non-controlling interest	15,525	—	—	—	—	15,525
Dropdown Predecessor’s equity	—	—	39,420	—	—	39,420
Total partners’/owner’s equity	529,794	—	—	—	—	529,794

Cash Flow Data:

As at December 31, 2004
Net cash provided by (used in):
Operating activities	$240,245	$—	$6,939	$—	$—	$247,184
Financing activities	(67,363)	—	(6,939)	—	—	(74,302)
Investing activities	(190,110)	—	—	—	—	(190,110)

As at December 31, 2003
Net cash provided by (used in):
Operating activities	$224,237	$—	$7,520	$—	$—	$231,757
Financing activities	734,389	—	(5,795)	—	—	728,594
Investing activities	(837,423)	—	(1,725)	—	—	(839,148)

Other Financial Data:

As at December 31, 2004
Capital expenditures:
Expenditures for vessels and equipment	$170,630	$—	$—	$—	$—	$170,630
Expenditures for drydocking	9,174	—	—	—	—	9,174

As at December 31, 2003
Capital expenditures:
Expenditures for vessels and equipment	$146,279	$—	$1,725	$—	$—	$148,004
Expenditures for drydocking	11,980	—	—	—	—	11,980
RISK FACTORS
Except for the changes in percentages of our consolidated voyage revenues from continuing operations generated from Teekay Corporation, Petrobras Transporte S.A. and StatoilHydro ASA, the information included in Item 3 — Risk Factors in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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
The source of our earnings and cash flow consists nearly exclusively of cash distributions from our subsidiaries, primarily OPCO. Therefore, the amount of distributions we are able to make to our unitholders will fluctuate based on the level of distributions made to us by our subsidiaries. Neither OPCO nor any other subsidiaries may make quarterly distributions at a level that will permit us to make distributions to our common unitholders at the minimum quarterly distribution level set forth in our partnership agreement or to maintain or increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if our subsidiaries increase or decrease distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by our subsidiaries to us.
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
We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. StatoilHydro ASA, Teekay Corporation and Petrobras Transporte S.A. accounted for approximately 39%, 20% and 13%, respectively, of consolidated voyage revenues from continuing operations during 2007. Teekay Corporation and StatoilHydro ASA accounted for approximately 12% and 30%, respectively, of consolidated voyage revenues from continuing operations during 2006. StatoilHydro ASA accounted for approximately 30% of consolidated voyage revenues from continuing operations during 2005. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods.
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
We, OPCO and operating subsidiaries of us and OPCO have entered into various services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries will provide to us and OPCO all of our and OPCO’s administrative services and to the operating subsidiaries substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services by the Teekay Corporation subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us, OPCO or the operating subsidiaries.
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
Our ability to recharter OPCO’s conventional oil tankers following expiration of existing time-charter contracts commencing in 2011 and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. There also exists some volatility in charter rates for shuttle tankers and FSO and FPSO units.
Six of OPCO’s fixed-term charters and eleven contracts of affreightment (representing approximately 6% of OPCO’s aggregate contract of affreightment volumes) are scheduled to expire prior to December 31, 2008. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, our earnings and cash flow under any new contracts could be adversely affected.
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
We currently are paid partly in Norwegian Kroners under some of our time-charters and contracts of affreightment. In addition, we, OPCO and our and its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us and OPCO administrative services and to our and OPCO’s operating subsidiaries managerial, operational and administrative services. Under the services agreements, the applicable subsidiaries of Teekay Corporation are paid in U.S. dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroners. The Teekay Corporation subsidiaries are paid under the services agreements based on a fixed U.S. Dollar/Norwegian Kroner exchange rate until December 31, 2008. Thereafter, the exchange rate is not fixed, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.
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
Item 4. Information on the Partnership
Except for the changes in percentages of our consolidated voyage revenues from continuing operations generated from Teekay Corporation, Petrobras Transporte S.A. and StatoilHydro ASA and the percentages of our net voyage revenues from continuing operations earned by each of our segments, the information included in Item 4 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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
As of December 31, 2007, our fleet consisted of:
•
Shuttle Tankers. Our shuttle tanker fleet consists of 38 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 38 shuttle tankers, 24 are owned by OPCO (including 5 through 50% owned subsidiaries), 12 are chartered-in by OPCO and 2 are owned by us (including one through a 50% owned subsidiary). All of the shuttle tankers operate under contracts of affreightment for various offshore oil fields or under fixed-rate time charter or bareboat charter contracts for specific oil field installations. The majority of the contracts of affreightment volumes are life-of-field, which have an estimated weighted-average remaining life of approximately 16 years. The time charters and bareboat charters have an average remaining contract term of approximately 5 years. As of December 31, 2007, our shuttle tankers, which had a total cargo capacity of approximately 4.6 million deadweight tonnes (or dwt), represented approximately 65% of the total tonnage of the world shuttle tanker fleet.

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
The omnibus agreement also obligates Teekay Corporation to offer to us (a) its interest in certain future FPSO and FSO projects it may undertake through its 50%-owned joint venture with Teekay Petrojarl ASA and (b) if Teekay Corporation obtains 100% ownership of Teekay Petrojarl ASA, the existing FPSO units owned by Teekay Petrojarl ASA that are servicing contracts in excess of three years in length. As at March 31, 2008, Teekay Corporation had a 65% ownership interest in Teekay Petrojarl ASA. Please see Item 5 — Major Unitholders and Related Party Transactions.
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
Our shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts for a specific offshore oil field or under contracts of affreightment for various fields. The number of voyages performed under these contracts of affreightment normally depends upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel’s manager. Technical sophistication of the vessel is especially important in harsh operating environments such as the North Sea. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers could be converted into shuttle tankers by adding specialized equipment to meet customer requirements. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms.
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

The following tables provide additional information about our shuttle tankers as of December 31, 2007:

	Capacity			Position-	Operating			Remaining
Vessel	(dwt)	Built	Ownership	ing system	Region	Contract Type (1)	Charterer	Term

Navion Hispania	126,700	1999	100%	DP2	North Sea	CoA
Navion Oceania	126,300	1999	100%	DP2	North Sea	CoA
Navion Anglia	126,300	1999	100%	DP2	North Sea	CoA
Navion Scandia	126,700	1998	100%	DP2	North Sea	CoA
Navion Britannia (2)	124,200	1998	100%	DP2	North Sea	CoA	StatoilHydro
							Chevron
Navion Norvegia (2)	130,600	1995	100%	DP	North Sea	CoA	Marathon Oil
							Hess
Navion Europa (2)	130,300	1995	100%	DP	North Sea	CoA	ExxonMobil
							Eni Mongstad	Majority of volumes are
Navion Fennia (2)	95,200	1992	100%	DP	North Sea	CoA	Terminal Draugen	life-of-field
Grena	148,000	2003	In-chartered (until 2013) (3)	DP2	North Sea	CoA	Transport BP
Bertora	100,300	2001	In-chartered (until 2008) (10)	DP2	North Sea	CoA	ConocoPhillips Shell
Sallie Knutsen	153,600	1999	In-chartered (until 2015)	DP2	North Sea	CoA	Total Talisman
Karen Knutsen	153,600	1999	In-chartered (until 2013)	DP2	North Sea	CoA	Nexen DONG
Elisabeth Knutsen	124,700	1997	In-chartered (until 2008)	DP2	North Sea	CoA	Danoil Denerco
Gerd Knutsen	146,200	1996	In-chartered (until 2008)	DP	North Sea	CoA	Idemitsu Lundin
Aberdeen	87,000	1996	In-chartered (until 2009)	DP	North Sea	CoA	DNO (6)
Randgrid (2)	124,500	1995	In-chartered (until 2014) (4)	DP	North Sea	CoA
Tordis Knutsen	123,800	1993	In-chartered (unit 2010)	DP	North Sea	CoA
Vigdis Knutsen	123,400	1993	In-chartered (until 2008)	DP	North Sea	CoA
Navion Akarita	107,200	1991	Lease (until 2012) (5)	DP	North Sea	CoA
Tove Knutsen (2)	106,300	1989	In-chartered (until 2009)	DP2	North Sea	CoA

Stena Sirita	127,400	1999	50%(7)	DP2	North Sea	Time charter	ExxonMobil (8)	2 years
Navion Clipper	78,200	1993	100%	DP	Brazil	Time charter	Petrobras	2 years
Nordic Marita	103,900	1999	100%	DP	Brazil	Time charter	Petrobras	1.5 years
Stena Natalita	108,000	2001	50%(7)	DP2	North Sea	Time charter	ExxonMobil (8)	1.5 years
Stena Alexita	127,400	1998	50%(7)	DP2	North Sea	Time charter	ExxonMobil (8)	1 year
Nordic Svenita	106,500	1997	100%	DP	Brazil	Time charter	Petrobas	1 year
Nordic Savonita	108,100	1992	100%	DP	Brazil	Time charter	Petrobras	2 years
Nordic Torinita	106,800	1992	100%	DP2	North Sea	Time charter	Knutsen (8)	1 year
Basker Spirit	97,000	1992	100%	DP	Australia	Time charter	Anzon (8)	1 year
Navion Stavanger	147,500	2003	100%	DP2	Brazil	Bareboat	Petrobras (9)	12 years
Nordic Spirit	151,300	2001	100%	DP	Brazil	Bareboat	Petrobras (9)	11 years
Stena Spirit	151,300	2001	50%(7)	DP	Brazil	Bareboat	Petrobras (9)	10 years
Nordic Brasilia	151,300	2004	100%	DP	Brazil	Bareboat	Petrobras (9)	10 years
Nordic Rio	151,300	2004	50%(7)	DP	Brazil	Bareboat	Petrobras (9)	10 years
Navion Bergen	105,600	2000	100%	DP2	Brazil	Bareboat	Petrobras (9)	13 years
Navion Gothenburg	152,200	2006	50%(7)	DP2	Brazil	Bareboat	Petrobras (9)	13 years
Petroatlantic	92,900	2003	100%	DP2	North Sea	Bareboat	Petrojarl (9)	2 years
Petronordic	92,900	2002	100%	DP2	North Sea	Bareboat	Petrojarl (9)	2 years

Total capacity	4,644,500

(1)	“CoA” refers to contracts of affreightment.

(2)	The vessel is capable of loading from a submerged turret loading buoy.

(3)	OPCO has options to extend the time charter or purchase the vessel.

(4)
The time charter period is linked to the term of the transportation service agreement for the Heidrun field on the Norwegian continental shelf, which term is in turn linked to the production level at the field.

(5)	OPCO has options to extend the bareboat lease.

(6)	Not all of the contracts of affreightment customers utilize every ship in the contract of affreightment fleet.

(7)
Owned through a 50% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions. Teekay Corporation subsidiaries provide operational services for these vessels.

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
During 2007, approximately 75% of our net voyage revenues from continuing operations were earned by the vessels in the shuttle tanker segment, compared to approximately 82% in 2006 and 83% in 2005. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
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

The following table provides additional information about our conventional tankers as of December 31, 2007:

				Contract
Vessel	Capacity (dwt)	Built	Ownership	Type	Charterer	Remaining Term (1)
Kilimanjaro Spirit	115,000	2004	100%	Time charter	Teekay	11 years
Fuji Spirit	106,300	2003	100%	Time charter	Teekay	11 years
Hamane Spirit	105,200	1997	100%	Time charter	Teekay	8 years
Poul Spirit	105,300	1995	100%	Time charter	Teekay	7 years
Gotland Spirit	95,300	1995	100%	Time charter	Teekay	7 years
Torben Spirit	98,600	1994	100%	Time charter	Teekay	5 years
Scotia Spirit (2)	95,000	1992	100%	Time charter	Teekay	4 years
Leyte Spirit	98,700	1992	100%	Time charter	Teekay	4 years
Luzon Spirit	98,600	1992	100%	Time charter	Teekay	4 years

Total capacity	918,000

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
During 2007, approximately 16% of our net voyage revenues from continuing operations were earned by the vessels in the conventional tanker segment, compared to approximately 12% in 2006 and 10% in 2005. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
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
The following table provides additional information about our FSO units as of December 31, 2007:

	Capacity			Field name and			Remaining
Vessel	(dwt)	Built	Ownership	location	Contract Type	Charterer	Term
Pattani Spirit	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay	6 years (1)
Nordic Apollo	126,900	1978	89%	Banff, U.K.	Bareboat	Teekay	7 years (2)
Navion Saga	149,000	1991	100%	Volve, Norway	Time charter	StatoilHydro	2 years (3)
Karratha Spirit	106,600	1988	100%	Legendre, Australia	Time charter	Woodside	1 year (3)
Dampier Spirit	106,700	1987	100%	Stag, Australia	Time charter	Apache	6 year (3)

Total capacity	603,0000

(1)	This vessel is on a back-to-back charter between Teekay and Unocol for a remaining term of six years.

(2)
Charterer is required to charter the vessel for as long as a specified FPSO unit, the Petrojarl Banff, produces the Banff field in the North Sea, which could extend to 2014 depending on the field operator.

(3)	Charterer has option to extend the time charter after the initial fixed period.

During 2007 approximately 9% of our net voyage revenues from continuing operations were earned by the vessels in the FSO segment, compared to 6% in 2006 and 7% in 2005. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
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
StatoilHydro, Teekay Corporation and Petrobras Transporte S.A. accounted for approximately 39%, 20% and 13%, respectively, of our consolidated voyage revenues from continuing operations during the year ended December 31, 2007. Teekay Corporation and StatoilHydro ASA accounted for approximately 12% and 30%, respectively, of consolidated voyage revenues from continuing operations during 2006. StatoilHydro ASA accounted for approximately 30% of combined consolidated voyage revenues from continuing operations during 2005. No other customer accounted for 10% or more of revenues during any of these periods.
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
Under Section 13F of the Singapore Income Tax Act and the terms of the AIS incentive approval letter from the Maritime Port Authority of Singapore (or MPA) dated January 2005, the types of income that would qualify for tax exemption include:
•	charter hire/freight income from the operation of non-Singapore-registered vessels outside the limits of the port of Singapore;
•	dividends from approved shipping subsidiaries;
•	gains from the disposition of non-Singapore-registered ships for a period of 5 years from January 1, 2004 to December 13, 2008; and
•	foreign exchange, interest rate swaps and other derivative gains would be automatically regarded as tax exempt hedging gains for a period of 5 years from January 1 2004 to December 31, 2008.
The AIS status awarded to TNOL is subject to TNOL meeting and continuing to meet the following conditions:
•	be a tax resident in Singapore;
•	own and operate a significant fleet of ships;
•	implement the business plan agreed with the MPA at the time of application of the incentive or such other modified plans as approved by the MPA;
•	the company’s shipping operations should be controlled and managed in Singapore;
•	incur directly attributable business spending in Singapore an average of S$4 million a year or S$20 million over a 5 year period;
•	support and make significant use of Singapore’s trade infrastructure, such as banking, financial, business training, arbitration, and other ancillary services;
•	all ships chartered-in must be conducted on an arm’s-length basis;
•	inform the MPA of any changes to its Group shareholdings and operations;
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
Teekay Offshore Australia Trust (or the “Trust"), which owns and operates the Karratha Spirit vessel in Australian waters, is treated as a company for Australian tax purposes. OPCO is the beneficiary of the Trust.
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
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. The information below has been adjusted solely to reflect the impact of the restatement on our financial results which is more fully described in Note 18 of the notes to the consolidated financial statements contained in this report and to include the section entitled “Restatement of Previously Issued Financial Statements” below and does not reflect any subsequent information or events occurring after the date of the Original Filing or update any disclosure herein to reflect the passage of time since the date of the Original Filing.

Restatement of Previously Issued Financial Statements
Please read Note 18 of the notes to the consolidated financial statements for a more detailed discussion of our restated results and the basis for them. The following table sets forth a reconciliation of previously reported and restated net income (loss) for the periods shown (in thousands of US dollars):

	Net Income (Loss)
		January 1 to	December 19 to
		December 18,	December 31,
	2007	2006	2006	2005
	$	$	$	$

As previously reported	19,672	(33,563)	848	84,747
Adjustments:
Derivative instruments, net of non-controlling interest and other (1)	(17,014)	2,806	500	756
Dropdown Predecessor (2)	1,300	3,097	114	2,910
Vision Incentive Plan	—	(2,632)	—	7,500

As restated	3,958	(30,292)	1,462	95,913

(1)
Includes an adjustment totaling ($3.6) million for the year ended December 31, 2007 relating to the accounting for the non-controlling interest in one of our 50% owned subsidiaries and adjusting amounts related to deferred income taxes and the fair value of derivative instruments at December 31, 2007.

(2)
Relates to the results for the pre-acquisition periods in which we and the acquired interests in vessels, as listed below, were both in operation and under the common control of Teekay Corporation, as follows:

•	Dampier Spirit (FSO unit) for March 15, 1998 to September 30, 2007;

•	Navion Bergen (shuttle tanker) for April 16, 2007 to June 30, 2007; and

•	Navion Gothenburg (shuttle tanker) began operations concurrently with the Partnership’s acquisition of it on July 24, 2007.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
OVERVIEW
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
SIGNIFICANT DEVELOPMENTS
Our Initial Public Offering
On December 19, 2006, we completed our initial public offering of 8.05 million common units at a price of $21.00 per unit. The net proceeds from the offering were $155.2 million. The offering included 1.05 million common units sold to the underwriters in connection with the exercise of their over-allotment option. We used the net proceeds to repay a $134.6 million promissory note to Teekay Corporation and to redeem 1.05 million common units from Teekay Corporation for $20.6 million.
Prior to the closing of this offering, Teekay Corporation contributed entities owning and operating a fleet of shuttle tankers, FSO units and Aframax conventional crude oil tankers to Teekay Offshore Operating L.P. (or OPCO). Upon the closing of our initial public offering, we acquired from Teekay Corporation a 26.0% interest in OPCO. Teekay Corporation owns the remaining 74.0% interest in OPCO. Prior to June 30, 2007, our 26.0% interest in OPCO represented our only cash-generating asset. The results prior to our initial public offering discussed below are the results of the entities that were contributed to OPCO, which we refer to collectively as “Teekay Offshore Partners Predecessor”. The entities contributed to OPCO do not own some of the assets and operations they owned during the year ended December 31, 2007. References in this Item 5 — Management’s Discussion and Analysis of Financial Condition and Results of Operations to “OPCO” refer to Teekay Offshore Partners Predecessor for periods prior to December 19, 2006 and to OPCO and its subsidiaries for periods on or after December 19, 2006.
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
The Partnership accounts for the acquisition of vessels as business combinations between entities under common control.
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

•	Bareboat charters, whereby customers charter vessels for a fixed period of time at rates that are generally fixed, but the customers operate the vessels with their own crews; and
•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate.
The table below illustrates the primary distinctions among these types of charters and contracts:

	Contract of Affreightment	Time Charter	Bareboat Charter	Voyage Charter(1)
Typical contract length	One year or more	One year or more	One year or more	Single voyage
Hire rate basis(2)	Typically daily	Daily	Daily	Varies
Voyage expenses(3)	We pay	Customer pays	Customer pays	We pay
Vessel operating expenses(3)	We pay	We pay	Customer pays	We pay
Off-hire (4)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay

(1)	Under a consecutive voyage charter, the customer pays for idle time.

(2)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(3)	Defined below under “Important Financial and Operational Terms and Concepts.”

(4)	“Off-hire” refers to the time a vessel is not available for service.
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
Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. We use calendar-ship-days primarily to highlight changes in vessel operating expenses, time charter hire expense and depreciation and amortization. For periods prior to our initial public offering in December 2006, calendar-ship days are based on OPCO’s owned and chartered-in fleet, excluding vessels owned by OPCO’s five 50% owned subsidiaries. For periods on or after our initial public offering, calendar-ship days are based on our and OPCO’s owned and chartered-in fleet, including vessels owned by our 50% owned subsidiaries, as OPCO obtained control of five of these subsidiaries as of December 1, 2006, and we purchased a 50% interest in one subsidiary in July 2007.
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
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In July 2007, we acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg, respectively. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, we acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter.

These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our statements of income (loss) for the years ended December 31, 2007, 2006 and 2005 reflect these vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg) and March 15, 1998 (Dampier Spirit).

•
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

•
On July 1, 2006, OPCO transferred certain assets to Teekay Corporation that are included in results of operation prior to that date. On July 1, 2006, and in anticipation of our December 2006 initial public offering, OPCO transferred to Teekay Corporation a subsidiary of Norsk Teekay Holdings Ltd. (Navion Shipping Ltd.) that chartered-in approximately 25 conventional tankers since 2004 and subsequently time-chartered the vessels back to a subsidiary of Teekay Corporation at charter rates that provided for a 1.25% fixed profit margin. We have disclosed the results of Navion Shipping Ltd. for periods prior to its sale on July 1, 2006 as discontinued operations. In addition, OPCO transferred to Teekay Corporation a 1987-built shuttle tanker (the Nordic Trym), a 1992-built in-chartered shuttle tanker (the Borga) and certain other assets (collectively with Navion Shipping Ltd., the Non-OPCO Assets).

•
Amendments to certain operating agreements in December 2006 have resulted in five 50% owned subsidiaries being consolidated with us under GAAP. Our results of operations prior to December 1, 2006 reflect OPCO’s investment in five 50% joint venture companies, accounted for using the equity method, whereby the investment is carried at the original cost plus OPCO’s proportionate share of undistributed earnings. On December 1, 2006, the operating agreements for these subsidiaries were amended such that OPCO obtained control of these subsidiaries, resulting in the consolidation of these five subsidiaries in accordance with GAAP. Although our net income did not change due to this change in accounting, the results of the subsidiaries have been reflected in our income from operations since December 1, 2006. As noted above, this change also resulted in the five shuttle tankers owned by these subsidiaries being included in the vessels used to calculate calendar-ship-days.

•
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. For instance, in addition to the decrease in chartered-in vessels associated with the transfer of Navion Shipping Ltd. described above, the average number of owned vessels in our shuttle tanker fleet increased from 21 in 2006 to 25 in 2007, and our FSO segment increased from 4 in 2006 to 5 in 2007. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our financial results of operations reflect different time charter terms for OPCO’s nine conventional tankers. On October 1, 2006, OPCO entered into new fixed-rate time charters with a subsidiary of Teekay Corporation for OPCO’s nine conventional tankers at rates we believed reflected then-prevailing market rates. Please read item 18 — Financial Statements: Note 10 “Related Party Transactions.” At various times prior to October 2006, eight of these nine conventional tankers were employed on time charters with the same subsidiary of Teekay Corporation. However, the charter rates were generally lower than market-based charter rates, as they were based on the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures. The ninth conventional tanker was employed on voyage and bareboat charters. Under the terms of eight of the nine new time-charter contracts, OPCO is responsible for the bunker fuel expenses and the approximate amounts of these expenses are added to the daily hire rate.

•
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

•
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

•
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
Year Ended December 31, 2007 versus Year Ended December 31, 2006
Shuttle Tanker Segment
Our shuttle tanker fleet consists of 38 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 38 shuttle tankers, 24 are owned by OPCO (including 5 through 50% owned subsidiaries), 12 are chartered-in by OPCO and 2 are owned by us (including one through a 50% owned subsidiary). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil.
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

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	% Change
	(restated)	(restated)	(restated)

Voyage revenues	590,611	535,972	10.2
Voyage expenses	114,157	88,446	29.1

Net voyage revenues	476,454	447,526	6.5
Vessel operating expenses	103,809	80,307	29.3
Time-charter hire expense	150,463	165,614	(9.1)
Depreciation and amortization	86,502	71,367	21.2
General and administrative (1)	50,776	50,353	0.8
Gain on sale of vessels and equipment — net of writedowns	—	(4,778)	(100.0)

Income from vessel operations	84,904	84,663	0.3

Calendar-Ship-Days
Owned Vessels	9,180	7,559	21.4
Chartered-in Vessels	4,297	4,824	(10.9)

Total	13,477	12,383	8.8

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
The average size of our owned shuttle tanker fleet increased for 2007 compared to 2006, primarily due to:
•
the consolidation into our results of the five vessels owned by OPCO’s 50% owned subsidiaries, effective December 1, 2006 upon amendments to the applicable operating agreements that granted OPCO control of the subsidiaries (the Consolidation of 50%-Owned Subsidiaries). Prior to December 1, 2006, these entities were equity accounted for as joint ventures. Please read “—Items You Should Consider When Evaluating Our Results of Operations— Amendments to certain operating agreements in December 2006 have resulted in five 50% owned subsidiaries being consolidated with us under GAAP” above; and

•
the acquisition in July 2007 of the 2000-built shuttle tanker (the Navion Bergen) and a 50% interest in the 2006-built shuttle-tanker (the Navion Gothenburg) (the 2007 Shuttle Tanker Acquisitions). However, as a result of the inclusion of the Dropdown Predecessor, the Navion Bergen had been included for accounting purposes in our results as if it had been acquired on April 16, 2007, when it completed its conversion and began operations as a shuttle tanker for Teekay Corporation. The Navion Gothenburg completed its conversion and began operations as a shuttle tanker concurrently with its acquisition in July 2007. Please read “—Items You Should Consider When Evaluating Our Results of Operations— Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above;

partially offset by
•
the sale of a 1981-built shuttle tanker (the Nordic Laurita) in July 2006 to a third party and the sale of a 1987-built shuttle tanker (the Nordic Trym) to Teekay Corporation in November 2006 (collectively, the 2006 Shuttle Tanker Dispositions).

The average size of our chartered-in shuttle tanker fleet decreased in 2007 compared to 2006, primarily due to:
•	the redelivery of one chartered-in vessel back to its owner in April 2006; and
•	the sale in July 2006 to Teekay Corporation of a time charter-in contract for a 1992-built shuttle tanker (the Borga).
Net Voyage Revenues. Net voyage revenues increased for 2007 from 2006, primarily due to:
•	an increase of $40.8 million due to the Consolidation of 50%-Owned Subsidiaries;
•	an increase of $12.2 million due to the 2007 Shuttle Tanker Acquisitions (including the impact of the Dropdown Predecessor); and
•	an increase of $3.6 million due to the renewal of certain vessels on time charter contracts at higher daily rates during 2006;

partially offset by
•
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

•	a decrease of $7.6 million due to the 2006 Shuttle Tanker Dispositions;
•	a decrease of $4.4 million due to the sale of the time charter-in contract for the Borga; and
•	a decrease of $2.9 million from the redelivery of one chartered-in vessel to its owner in April 2006.
Vessel Operating Expenses. Vessel operating expenses increased for 2007 from 2006, primarily due to:
•	an increase of $17.3 million due to the Consolidation of 50%-Owned Subsidiaries;
•
an increase of $7.0 million in salaries for crew and officers primarily due to general wage escalations from the renegotiation of seafarer contracts, changes in crew composition and a change in the crew rotation system; and

•	an increase of $1.9 million relating to an increase in services due to the rising cost of consumables, lubes, and freight during 2007;
partially offset by
•	a decrease of $3.2 million due to the 2006 Shuttle Tanker Dispositions.
Time-Charter Hire Expense. Time-charter hire expense decreased for 2007 from 2006, primarily due to the decrease in the average number of vessels chartered-in.
Depreciation and Amortization. Depreciation and amortization expense increased for 2007 from 2006, primarily due to:
•	an increase of $13.7 million due to the Consolidation of 50%-Owned Subsidiaries;
•	an increase of $4.1 million due to the 2007 Shuttle Tanker Acquisitions (including the impact of the Dropdown Predecessor); and
•	an increase of $3.9 million from the amortization of vessel upgrades and drydock costs incurred during 2006 and 2007;
partially offset by
•	a decrease of $5.7 million relating to the 2006 Shuttle Tanker Dispositions.
Gain on sale of vessels equipment — net of writedowns. Gain on sale of vessels and equipment — net of writedowns for 2006 was a net gain of $4.8 million, which was comprised primarily of:
•	a $6.4 million gain relating to the sale of a 1981-built shuttle tanker (the Nordic Laurita) in July 2006;
partially offset by
•
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
The following table presents our conventional tanker segment’s operating results for the years ended December 31, 2007 and 2006, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2007 and 2006 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our conventional tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	% Change
		(restated)	(restated)

Voyage revenues	135,922	70,056	94.0
Voyage expenses	36,594	4,892	648.0

Net voyage revenues	99,328	65,164	52.4

Vessel operating expenses	24,175	19,378	24.8
Depreciation and amortization	21,324	21,212	0.5
General and administrative (1)	7,828	11,789	(33.6)
Restructuring charge	—	832	(100.0)

Income from vessel operations	46,001	11,953	284.8

Calendar-Ship-Days
Owned Vessels	3,405	3,650	(6.7)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
The average size of the conventional crude oil tanker fleet decreased for 2007 compared to 2006, primarily due to the transfer of the Navion Saga to the FSO segment as a result of the completion of its conversion to an FSO unit and commencing a three-year FSO time charter contract in early May 2007 (prior to the completion of the vessel’s conversion to an FSO unit, it was included as a conventional crude oil tanker within the conventional tanker segment).
Net Voyage Revenues. Net voyage revenues increased for 2007 from 2006, primarily due to higher hire rates earned by the nine owned Aframax conventional tankers on time charters with a subsidiary of Teekay Corporation (please read “— Items You Should Consider When Evaluating Our Results — Our financial results of operations reflect different time charter terms for OPCO’s nine conventional tankers”).
Vessel Operating Expenses. Vessel operating expenses increased for 2007 from 2006, primarily due to an increase in salaries for crew and officers as a result of general wage escalations and an increase in services and repairs and maintenance. In addition, one of the nine owned Aframax conventional tankers was employed by Teekay Corporation during 2006 on a short-term bareboat-charter under which the customer was responsible for vessel operating expenses, and was employed during 2007 on a time-charter contract under which we are responsible for vessel operating expenses.
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

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	% Change
	(restated)	(restated)	(restated)

Voyage revenues	58,670	35,883	63.5
Voyage expenses	886	1,085	(18.3)

Net voyage revenues	57,784	34,798	66.1

Vessel operating expenses	21,676	12,603	72.0
Depreciation and amortization	16,544	11,970	38.2
General and administrative (1)	3,800	3,049	24.6

Income from vessel operations	15,764	7,176	119.7

Calendar-Ship-Days
Owned Vessels	1,705	1,460	16.8

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
During 2006, we were deemed to have operated four FSO units, including the Dampier Spirit as a result of the inclusion of the Dropdown Predecessor, which we acquired from Teekay Corporation in October 2007. The Dampier Spirit has been included in our results as if it was acquired on March 15, 1998, when it completed its conversion and began operations as a FSO unit for Teekay Corporation. Please read “—Items You Should Consider When Evaluating Our Results of Operations— Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above.
A fifth FSO unit, the Navion Saga, was included as a conventional crude oil tanker within the conventional tanker segment until May 2007, when its conversion to an FSO unit was completed and it commenced operating under a three-year FSO time charter contract. The change in operating results for the FSO segment from 2006 to 2007 was primarily due to the inclusion of the Navion Saga.
Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased slightly to $62.4 million for 2007, from $65.2 million for 2006, primarily due to:
•
a decrease in management fees owing to subsidiaries of Teekay Corporation (prior to our initial public offering, general and administrative expenses were allocated based on OPCO’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for each of the periods presented; since the initial public offering, we have incurred general and administrative expenses primarily through services agreements between us, OPCO and certain of its subsidiaries and subsidiaries of Teekay Corporation);

partially offset by
•	an increase of $2.4 million relating to additional expenses as a result of our being a publicly-traded limited partnership since our initial public offering in December 2006.
Interest Expense. Interest expense increased to $126.3 million for 2007, from $66.1 million for 2006, primarily due to:
•	an increase of $48.9 million relating to the unrealized change in fair value of our interest rate swaps;
•	an increase of $35.9 million relating to a full year of interest incurred on debt under a revolving credit facility OPCO entered into during the fourth quarter of 2006;
•	an increase of $11.3 million due to the Consolidation of 50%-Owned Subsidiaries; and
•
increase of $4.7 million due to the assumption of debt relating to the 2007 Shuttle Tanker Acquisitions (including the Navion Bergen‘s interest expense from April 16, 2007 until we acquired it on July 1, 2007);

partially offset by
•
a decrease of $14.2 million in interest incurred on a Norwegian Kroner-denominated loan owing by a subsidiary of OPCO to Teekay Corporation from October 2006 until our initial public offering in December 2006 (Teekay Corporation sold this loan receivable to OPCO immediately before our initial public offering);

•	a decrease of $12.9 million relating to the settlement of interest-bearing advances from affiliates during the fourth quarter of 2006;

•	a decrease of $7.5 million relating to interest incurred under a revolving credit facility that was prepaid and cancelled prior to our initial public offering; and
•
a decrease of $6.3 million relating to interest incurred by Teekay Offshore Partners Predecessor on one of its revolving credit facilities, which was not transferred to OPCO prior to our initial public offering.

We have not designated our interest rate swaps as hedges for accounting purposes, and as such, the unrealized changes in fair value of the swaps are reflected in interest expense in our consolidated statements of income (loss).
Equity Income From Joint Ventures. Equity income from OPCO’s 50% joint ventures was $6.3 million for 2006. On December 1, 2006, the operating agreements for these joint ventures were amended, resulting in OPCO obtaining control of these entities and, consequently, OPCO has consolidated these entities since December 1, 2006.
Foreign Currency Exchange Losses. Foreign currency exchange loss was $11.7 million for 2007 compared to a $66.3 million loss for 2006. In 2006, the foreign currency exchange loss of $66.3 million was primarily due to the revaluation of Norwegian Kroner-denominated advances from affiliates prior to our initial public offering. These foreign currency exchange losses and gains, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
Income Tax Recovery (Expense). Income tax recovery was $10.5 million for 2007 compared to an income tax expense of $3.4 million for 2006. The $13.9 million increase to income tax recoveries was primarily due to deferred income tax recoveries resulting from the financial restructuring of our Norwegian shuttle tanker operations during 2006, partially offset by an increase in deferred income tax expense relating to unrealized foreign exchange translation gains.
Other Income. Other income for 2007 and 2006 was $10.4 million and $8.7 million, respectively, which was primarily comprised of leasing income from our VOC equipment.
Net Loss from Discontinued Operations. On July 1, 2006, OPCO sold to Teekay Corporation Navion Shipping Ltd., which chartered-in approximately 25 conventional tankers since 2004 and subsequently time-chartered the vessels back to a subsidiary of Teekay Corporation at charter rates that provided for a 1.25% fixed profit margin (please read “— Items You Should Consider When Evaluating Our Results — On July 1, 2006, OPCO transferred certain assets to Teekay Corporation that are included in results of operations prior to that date”). These operations prior to July 1, 2006 were reported within the conventional tanker segment. Net loss from discontinued operations was $10.5 million for 2006.
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

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2006	2005	% Change
	(restated)	(restated)	(restated)

Voyage revenues	535,972	516,758	3.7
Voyage expenses	88,446	68,308	29.5

Net voyage revenues	447,526	448,450	(0.2)

Vessel operating expenses	80,307	75,196	6.8
Time-charter hire expense	165,614	169,687	(2.4)
Depreciation and amortization	71,367	77,083	(7.4)
General and administrative (1)	50,353	44,063	14.3
Gain on sale of vessels and equipment — net of writedowns	(4,778)	2,820	269.4
Restructuring charge	—	955	(100.0)

Income from vessel operations	84,663	78,646	7.7

Calendar-Ship-Days
Owned Vessels	7,559	8,120	(6.9)
Chartered-in Vessels	4,824	4,963	(2.8)

Total	12,383	13,083	(5.4)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
The average size of OPCO’s owned shuttle tanker fleet decreased in 2006 compared to 2005, primarily the result of:
•	the sale of two older shuttle tankers in March and October 2005, respectively (or the 2005 Shuttle Tanker Dispositions); and
•	the 2006 Shuttle Tanker Dispositions.

The average size of OPCO’s chartered-in shuttle tanker fleet decreased in 2006 compared to 2005, primarily the result of:
•	the redelivery of one chartered-in vessel back to its owner in April 2006; and
•	the sale in July 2006 of the Borga to Teekay Corporation;
partially offset by
•	the inclusion of two additional chartered-in vessels commencing May and June 2005.
In addition, during March 2005 OPCO sold and leased back an older shuttle tanker. This had the effect of increasing the average number of chartered-in vessels and decreasing the average number of owned vessels during 2006 compared to 2005.
Net Voyage Revenues. Net voyage revenues decreased slightly for 2006 from 2005, primarily due to:
•	a decrease of $5.9 million from the 2005 Shuttle Tanker Dispositions;
•	a decrease of $4.5 million due to an extended drydocking of the Nordic Trym during the second half of 2006;
•	a decrease of $2.9 million from the redelivery of one chartered-in vessel to its owner in April 2006; and
•	a decrease of $2.2 million from the 2006 Shuttle Tanker Dispositions;
partially offset by
•	an increase of $5.4 million from the 2006 transfer of certain of our shuttle tankers servicing contracts of affreightment to short-term time-charter contracts, which had higher average rates;
•	an increase of $4.9 million due to the renewal of three vessels on time charter at higher daily rates during 2006; and
•	an increase of $3.8 million due to the change in accounting treatment resulting from the Consolidation of 50%-Owned Subsidiaries.
Vessel Operating Expenses. Vessel operating expenses increased for 2006 from 2005, primarily due to:
•
an increase of $5.8 million in salaries for crew and officers primarily due to a change in crew composition on one vessel upon the commencement of a new short-term time charter contract in 2005, a one-time bonus payment and general wage escalations;

•	a total increase of $1.5 million relating to repairs and maintenance for certain vessels during 2006 and an increase in the cost of lubricants as a result of higher crude oil costs; and
•	an increase of $1.2 million from the Consolidation of 50%-Owned Subsidiaries;
partially offset by
•	a decrease of $2.8 million from the 2005 Shuttle Tanker Dispositions.
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

partially offset by
•	an increase of $1.2 million due to the Consolidation of 50%-Owned Subsidiaries.
Gain on sale of vessels and equipment — net of writedowns. Gain on sale of vessels and equipment - net of writedowns for 2006 was a net gain of $4.8 million, which was comprised primarily of:
•	a $6.4 million gain relating to the sale of the Nordic Laurita in July 2006;
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

Gain on sale of vessels — net of writedowns for 2005 was a net loss of $2.8 million, which was comprised of:
•	a $12.2 million write-down from the previously mentioned offshore equipment;
partially offset by
•	a $9.1 million gain on the 2005 Shuttle Tanker Dispositions.
Restructuring Charges. Restructuring charges of $1.0 million in 2005 relate to the closure of our Sandefjord, Norway office. We incurred no restructuring charges in 2006 in the shuttle tanker segment.
Conventional Tanker Segment
The following table presents our conventional tanker segment’s operating results for the year ended December 31, 2006 and 2005, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2006 and 2005 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our conventional tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2006	2005	% Change
	(restated)	(restated)	(restated)

Voyage revenues	70,056	57,454	21.9
Voyage expenses	4,892	5,419	(9.7)

Net voyage revenues	65,164	52,035	25.2

Vessel operating expenses	19,378	21,574	(10.2)
Depreciation and amortization	21,212	20,646	2.7
General and administrative (1)	11,789	9,634	22.4
Restructuring charge	832	—	100.0

Income from vessel operations	11,953	181	6,503.9

Calendar-Ship-Days
Owned Vessels	3,650	3,650	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues increased for 2006 from 2005, primarily due to an increase in the hire rate earned by the nine owned Aframax conventional tankers on time charters with a subsidiary of Teekay Corporation (please read “— Items You Should Consider When Evaluating Our Results — Our financial results of operations reflect different time charter terms for OPCO’s nine conventional tankers”).
Vessel Operating Expenses. Vessel operating expenses decreased for 2006 from 2005, primarily due to a $2.3 million decrease relating to one of our conventional tankers, which was on a time-charter contract during 2005 and the first half of 2006 and on a bareboat contract during the second half of 2006 with a subsidiary of Teekay Corporation.
Depreciation and Amortization. Depreciation and amortization expense increased for 2006 from 2005, primarily due to an increase of $0.9 million in the amortization of drydock expenditures incurred during 2006 and 2005.
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

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2006	2005	% Change
	(restated)	(restated)	(restated)

Voyage revenues	35,883	39,034	(8.1)
Voyage expenses	1,085	816	33.0

Net voyage revenues	34,798	38,218	(8.9)

Vessel operating expenses	12,603	12,710	(0.8)
Depreciation and amortization	11,970	12,095	(1.0)
General and administrative (1)	3,049	3,029	0.7

Income from vessel operations	7,176	10,384	(30.9)

Calendar-Ship-Days
Owned Vessels	1,460	1,460	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
During 2006 and 2005, OPCO was deemed to operate four FSO units, including the Dampier Spirit as a result of the inclusion of the Dropdown Predecessor, which we acquired from Teekay Corporation in October 2007. Net voyage revenues decreased for 2006 from 2005, primarily due to a scheduled drydocking of one of our FSO units during 2006 and due to the Dampier Spirit entering into a new time-charter contract in April 2006 at a daily rate less than that earned in 2005. Vessel operating expenses and depreciation and amortization in 2006 remained substantially unchanged from 2005.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $65.2 million for 2006, from $56.7 million for 2005, primarily due to an increase in costs associated with our long-term incentive program for management.
Interest Expense. Interest expense increased to $66.1 million for 2006, from $40.0 million for 2005, primarily due to:
•
an increase of $14.2 million in interest incurred on a Norwegian Kroner-denominated loan owing by a subsidiary of OPCO to Teekay Corporation from October 2006 until our initial public offering in December 2006 (Teekay Corporation sold this loan receivable to OPCO immediately before our initial public offering);

•	an increase of $7.1 million relating to additional debt of $745 million from a revolving credit facility entered into during the fourth quarter of 2006;
•	an increase of $4.6 million due to a higher average balance for one of OPCO’s existing revolving credit facilities in 2006 compared to 2005;
•	an increase of $4.0 million relating to an increase in the weighted-average interest rate on OPCO’s floating-rate debt in 2006 compared to 2005; and
•	an increase of $1.4 million due to the Consolidation of 50%-Owned Subsidiaries;
partially offset by
•	a decrease of $3.3 million relating to the unrealized change in fair value of our interest rate swaps; and
•	a decrease of $1.9 million relating to the settlement of interest-bearing advances from affiliates during 2005.
We have not designated our interest rate swaps as hedges for accounting purposes, and as such, the unrealized changes in fair value of the swaps are reflected in interest expense in our consolidated statements of income (loss).
Interest Income. Interest income increased to $5.4 million for 2006, from $4.6 million for 2005, primarily due to an increase in interest rates.
Equity Income From Joint Ventures. Equity income from joint ventures increased to $6.3 million for 2006, from $6.0 million for 2005, primarily due to a decrease in repair and maintenance activity on the shuttle tankers owned by the joint ventures, partially offset by the Consolidation of 50%-Owned Subsidiaries.
Foreign Currency Exchange Gains (Losses). Foreign currency exchange losses were $66.3 million for 2006, compared to foreign currency exchange gains of $34.2 million for 2005. Historically, OPCO’s foreign currency exchange gains and losses have been due primarily to period-end revaluations of Norwegian Kroner-denominated advances from affiliates. In 2006, the foreign currency exchange loss of $66.3 million was primarily due to the revaluation of Norwegian Kroner-denominated advances from affiliates prior to our initial public offering. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Please read “— Items You Should Consider When Evaluating Our Results — Our financial results of operations are affected by fluctuations in currency exchange rates”.

Income Tax Recovery (Expense). Income tax expense was $3.4 million for 2006, compared to an income tax recovery of $12.4 million for 2005. This $15.8 million increase in tax expense was primarily due to a $25.1 million increase in deferred income tax expense relating to unrealized foreign exchange translation gains (losses) for 2006 and 2005, partially offset by a $4.7 million increase in deferred income tax recovery from the financial restructuring of our Norwegian shuttle tanker operations during 2006.
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
Net Loss from Discontinued Operations. On July 1, 2006, OPCO sold to Teekay Corporation Navion Shipping Ltd., which chartered-in approximately 25 conventional tankers since 2004 and subsequently time-chartered the vessels back to a subsidiary of Teekay Corporation at charter rates that provided for a 1.25% fixed profit margin (please read “— Items You Should Consider When Evaluating Our Results — On July 1, 2006, OPCO transferred certain assets to Teekay Corporation that are included in results of operations prior to that date”). These operations prior to July 1, 2006 were reported within the conventional tanker segment. Net loss from discontinued operations was $10.7 million and $19.3 million for 2006 and 2005, respectively.
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
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Years Ended December 31,
	2007	2006
	($000’s)	($000’s)
	(restated)	(restated)

Net cash flow from operating activities	45,847	162,228
Net cash flow from financing activities	(23,905)	(230,238)
Net cash flow from investing activities	(14,704)	53,010
Operating Cash Flows. Net cash flow from operating activities decreased to $45.8 million in 2007, from $162.2 million in 2006, primarily reflecting a $73.9 million increase in cash distributions paid by OPCO to its non-controlling interest owners, a $17.8 million increase in expenditures for drydocking, and an increase in interest expense resulting from the revolving credit facility we entered into during the fourth quarter of 2006 as well as from the increase in debt due to our acquisition of the Navion Bergen and the Dampier Spirit and our 50% interest in the Navion Gothenburg, partially offset by an increase in cash flows from operations due to an increase in the hire rate earned by our nine conventional tankers, which are on time charters with a subsidiary of Teekay Corporation and the inclusion of the results of the Navion Bergen and Navion Gothenburg since April and July 2007, respectively. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates. The number of vessel drydockings tends to be uneven between years.

Income Tax Recovery (Expense). Income tax expense was $3.4 million for 2006, compared to an income tax recovery of $12.4 million for 2005. This $15.8 million increase in tax expense was primarily due to a $25.1 million increase in deferred income tax expense relating to unrealized foreign exchange translation gains (losses) for 2006 and 2005, partially offset by a $4.7 million increase in deferred income tax recovery from the financial restructuring of our Norwegian shuttle tanker operations during 2006.
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
Net Loss from Discontinued Operations. On July 1, 2006, OPCO sold to Teekay Corporation Navion Shipping Ltd., which chartered-in approximately 25 conventional tankers since 2004 and subsequently time-chartered the vessels back to a subsidiary of Teekay Corporation at charter rates that provided for a 1.25% fixed profit margin (please read “— Items You Should Consider When Evaluating Our Results — On July 1, 2006, OPCO transferred certain assets to Teekay Corporation that are included in results of operations prior to that date”). These operations prior to July 1, 2006 were reported within the conventional tanker segment. Net loss from discontinued operations was $10.7 million and $19.3 million for 2006 and 2005, respectively.
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
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Years Ended December 31,
	2007	2006
	($000's)	($000's)
	(restated)	(restated)
Net cash flow from operating activities	45,847	162,228
Net cash flow from financing activities	(23,905)	(230,238)
Net cash flow from investing activities	(14,704)	53,010
Operating Cash Flows. Net cash flow from operating activities decreased to $45.8 million in 2007, from $162.2 million in 2006, primarily reflecting a $73.9 million increase in cash distributions paid by OPCO to its non-controlling interest owners, a $17.8 million increase in expenditures for drydocking, and an increase in interest expense resulting from the revolving credit facility we entered into during the fourth quarter of 2006 as well as from the increase in debt due to our acquisition of the Navion Bergen and the Dampier Spirit and our 50% interest in the Navion Gothenburg, partially offset by an increase in cash flows from operations due to an increase in the hire rate earned by our nine conventional tankers, which are on time charters with a subsidiary of Teekay Corporation and the inclusion of the results of the Navion Bergen and Navion Gothenburg since April and July 2007, respectively. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates. The number of vessel drydockings tends to be uneven between years.

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
Scheduled debt repayments were $17.3 million during 2007 compared to $119.9 million during 2006. Net proceeds from long-term debt of $298.4 million were used primarily to make debt prepayments of $152.0 million during 2007 and to finance the acquisition of the Navion Bergen and the Dampier Spirit and our 50% interest in the Navion Gothenburg, which is explained in more detail below. The amount of the distribution paid to Teekay Corporation relating to the purchase of Navion Bergen L.L.C., Dampier Spirit L.L.C. and a 50% interest in Navion Gothenburg L.L.C. was $85.4 million and is reflected as a financing cash flow.
Cash distributions paid during 2007 totaled $22.7 million. Subsequent to December 31, 2007, cash distributions were declared and paid on February 14, 2008 for the three months ended December 31, 2007 and totaled $8.0 million.
Investing Cash Flows. During 2007, net cash used by investing activities includes the $10.2 million acquisition from Teekay Corporation of a 50% interest in Navion Gothenburg L.L.C. Since this ownership interest was purchased from Teekay Corporation, the transaction was between entities under common control, and has been accounted for at historical cost. Therefore the amount reflected as cash used in investing activities for this purchase represents the historical cost to Teekay Corporation. Additionally, net cash used in investing activities includes expenditures of $21.0 million and $31.1 million during 2007 and 2006, respectively, for vessels and equipment, and we paid $8.4 million and $13.3 million, respectively, relating to investments in direct financing leases. During 2007 and 2006, we received $21.7 million and $19.3 million, respectively, in scheduled repayments from the leasing of our VOC equipment. During 2007 and 2006, we received $3.2 million and $61.7 million, respectively, in proceeds from the sale of certain offshore equipment and two older shuttle tankers, respectively.
Credit Facilities
As at December 31, 2007, our total debt was $1,517.5 million, compared to $1,303.4 million as at December 31, 2006. As at December 31, 2007, we had three revolving credit facilities available, which, as at such date, provided for borrowings of up to $1,371.3 million, of which $165.5 million was undrawn. As at December 31, 2007, each of our six 50% owned subsidiaries had an outstanding term loan, which, in aggregate, totaled $311.7 million. The term loans of our 50% owned subsidiaries reduce in semi-annual payments with varying maturities through 2017. Please read Item 18 — Financial Statements: Note 6 — Long-Term Debt.
Our three revolving credit facilities have the following terms:
•
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

•
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

Two of the revolving credit facilities contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. The remaining revolving credit facility is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation’s total debt which is recourse to Teekay Corporation. As at December 31, 2007, we, OPCO and Teekay Corporation were in compliance with all of our covenants under these credit facilities.
The term loans of our 50% owned subsidiaries are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at December 31, 2007, we had guaranteed $103.8 million of these term loans, which represents our 50% share of the outstanding vessel mortgage debt in five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $207.9 million.
Interest payments on the revolving credit facilities and term loans are based on LIBOR plus a margin. At December 31, 2007 and December 31, 2006, the margins ranged between 0.45% and 0.80%.
All of our vessel financings are collateralized by the applicable vessels. The term loans used to finance the six 50% owned subsidiaries and our three revolving credit facility agreements contain typical covenants and other restrictions, including those that restrict the relevant subsidiaries from:
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
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2007:

			2009	2011
			and	and
	Total	2008	2010	2012	Beyond 2012
	(in millions of U.S. dollars)
Long-term debt (1)	1,517.5	64.1	222.6	305.8	925.0
Chartered-in vessels (operating leases)	480.4	117.8	168.3	118.6	75.7
Purchase obligation(2)	41.7	41.7	—	—	—

Total contractual obligations	2,039.6	223.6	390.9	424.4	1,000.7

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
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Management of our general partner reviews our accounting policies, assumptions, estimates and judgments on a regular basis to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results will differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 — Financial Statements: Note 1 — Summary of Significant Accounting Policies.
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
Valuation of Derivative Financial Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate and foreign currency fluctuation risks. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings. Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective for accounting purposes, we will discontinue hedge accounting prospectively.
Judgments and Uncertainties. The fair value of our derivative financial instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of ourselves and the counterparties. Inputs used to determine the fair value of our derivative instruments are observable either directly or indirectly in active markets.
Effect if Actual Results Differ from Assumptions. If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings or other comprehensive income.

Recent Accounting Pronouncements
In March 2008, the Financial Accounting Standards Board (or FASB) ratified a consensus opinion reached by the Emerging Issues Task Force (or EITF) on EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share to Master Limited Partnerships (or EITF Issue No. 07-4). The guidance in EITF Issue No. 07-4 requires incentive distribution rights in a master limited partnership, such as ourselves, to be treated as participating securities for the purposes of computing earnings per share and provides guidance on how earnings should be allocated to the various partnership interests. EITF Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of EITF Issue No. 07-4 on our consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on our consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 160: Non-controlling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our consolidated results of operations and financial condition.
In February 2007, the FASB issued SFAS No. 159: The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115 (or SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007.
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
Item 6. Directors, Senior Management and Employees
The information included in Item 6 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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
Carl Mikael L.L. von Mentzer has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Mr. von Menzer has over 30 years’ experience in the shipbuilding and offshore oil industries. Since 1998, Mr. von Mentzer has served as a non-executive director of Concordia Maritime AB in Gothenburg, Sweden and since 2002 has served as its Deputy Chairman of its Board of Directors. Prior to this, Mr. von Mentzer served in executive positions with various shipping and offshore oil companies, including Gotaverken Ardenal AB and Safe Partners AB in Gothenburg, Sweden and OAG Ltd. in Aberdeen, Scotland. He has also previously served as a director for Northern Offshore Ltd., in Oslo, Norway, and GVA Consultants in Gothenburg, Sweden.
John J. Peacock has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Mr. Peacock is currently a director of the Fednav Group of companies, a Canadian ocean-going dry-bulk shipowning and chartering group. He was the President, Chief Operating Officer, Executive Vice-President and director of Fednav Limited from 1998 until February 2007. Mr. Peacock joined Fednav Limited in 1979 as its Treasurer, and in 1984 became Vice President, Finance. He has over 40 years’ accounting experience. Prior to joining the Fednav Group, Mr. Peacock was a partner with Clarkson Gordon (now Ernst & Young) in Montreal, Canada.

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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised solely of independent members, except for the Corporate Governance Committee, and operates under a written charter adopted by the Board, other than the Conflicts Committee. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Other Information—Partnership Governance” in the Investor Centre of our web site at www.teekayoffshore.com. During 2007, the Board held five meetings. Each director attended all Board meetings and all applicable committee meetings.
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
Our commitment to training is fundamental to the development of the highest caliber of seafarers for marine operations. Teekay Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in Canada, Croatia, India, Norway, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, cadet training continues on board vessels. Teekay Corporation also has a career development plan that was devised to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.

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

Percentage of
		Percentage of		Percentage of	Total Common
	Common Units	Common Units	Subordinated	Subordinated	and Subordinated
Identity of Person or Group	Owned	Owned	Units Owned	Units Owned	Units Owned(3)
All directors and officers as a group (6 persons) (1) (2)	292,725	2.99%	—	—	1.49%

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
Item 7. Major Unitholders and Related Party Transactions
Except for certain information below in paragraphs (e), (h), (n) and (o) of “B. Related Party Transactions,” the information included in Item 7 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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

					Percentage of Total
		Percentage of		Percentage of	Common and
	Common Units	Common Units	Subordinated	Subordinated	Subordinated Units
Identity of Person or Group	Owned	Owned	Units Owned	Units Owned	Owned
Teekay Corporation (1)	1,750,000	17.9%	9,800,000	100.0%	58.9%
Luxor Capital Group, LP, Luxor Management, LLC, and Mr. Christian Leone, as a group (2)	1,269,799	13.0%	—	—	6.5%
Neuberger Berman, Inc. and Neuberger Berman, LLC, as a group (3)	820,974	8.4%	—	—	4.2%

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.

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

e)
Eight of OPCO’S Aframax conventional oil tankers and two FSO units (including the Dampier Spirit) are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, OPCO incurred general and administrative expenses of $4.5 million during 2007. During the year ended December 31, 2007, $0.1 million of general and administrative expenses attributable to the operations of the Dampier Spirit were incurred by Teekay Corporation and have been allocated to us as part of the results of the Dropdown Predecessor. Please read Note 18, “Restatement of Previously Issued Financial Statements”, to the consolidated financial statements included in this Report.

f)
In December 2006, we, OPCO, and certain of our and its subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation, pursuant to which the Teekay Corporation subsidiaries provide to us, OPCO, and our and its subsidiaries administrative, advisory and technical services and ship management. These services are provided in a commercially reasonably manner and upon the reasonable request of our general partner or our or OPCO’s operating subsidiaries, as applicable. The Teekay Corporation subsidiaries that are parties to the services agreements provide these services directly or subcontract for certain of these services with other entities, including other Teekay Corporation subsidiaries. We pay arm’s-length fees for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Corporation subsidiaries incur in providing these services. During 2007, we incurred $52.7 million of costs under these agreements.

g)	Pursuant to our partnership agreement, we reimburse our general partner for all expenses necessary or appropriate for the conduct of our business. During 2007, we incurred $0.8 million of these costs.
h)
In July 2007, we acquired interests in two double-hull shuttle tankers from Teekay Corporation for a total cost of $159.1 million, including assumption of debt of $93.7 million and the related interest rate swap agreement. We acquired Teekay Corporation’s 100% interest in the 2000-built Navion Bergen and its 50% interest in the 2006-built Navion Gothenburg, together with their respective 13-year, fixed-rate bareboat charters to Petroleo Brasileiro S.A. We financed the purchases with one of our existing revolving credit facilities and the assumption of debt. The excess of the proceeds we paid over Teekay Corporation’s historical cost were accounted for as an equity distribution to Teekay Corporation of $25.4 million.

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

j)
In December 2007, Teekay Corporation contributed a $65.6 million, nine-year, 4.98% interest rate swap agreement (used to hedge the debt assumed in the purchase of the Navion Bergen) having a fair value liability of $2.6 million, to us for no consideration and was accounted for as an equity distribution to Teekay Corporation.

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
•
acquiring offshore vessels and related time charters or contracts of affreightment as part of a business or package of assets and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the offshore vessels and related contracts, as determined in good faith by the board of directors of Teekay Corporation or the conflicts committee of the board of directors of Teekay LNG’s general partner; however, if Teekay Corporation or Teekay LNG completes such an acquisition, it must, within one year after completing the acquisition, offer to sell the offshore vessels and related contracts to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay LNG that would be required to transfer the offshore vessels and contracts to us separately from the acquired business or package of assets;

•
owning, operating or chartering offshore vessels and related time charters and contracts of affreightment that relate to a tender, bid or award for a proposed offshore project that Teekay Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least one year after the delivery date of any such offshore vessel, Teekay Corporation must offer to sell the offshore vessel and related contract to us, with the vessel valued (i) for newbuildings originally contracted by Teekay Corporation, at its “fully-built-up cost’’ (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire, construct, and/or convert and bring such offshore vessel to the condition and location necessary for our intended use, plus project development costs for completed projects and projects that were not completed but, if completed, would have been subject to an offer to us pursuant to the omnibus agreement) and (ii) for any other vessels, Teekay Corporation’s cost to acquire a newbuilding from a third party or the fair market value of any existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the “fully-built-up cost” of converting the vessel prior to delivery to us;

•
acquiring, operating or chartering offshore vessels if our general partner has previously advised Teekay Corporation or Teekay LNG that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the vessels; or

•	owing a limited partner interest in OPCO or owning shares of Teekay Petrojarl ASA (Petrojarl).
In addition, unless Teekay Corporation acquires 100% of Teekay Petrojarl, Petrojarl may continue to own, operate and charter its current fleet. If Teekay Corporation acquires 100% of Petrojarl, we have certain rights to acquire its offshore vessels as described below.
In addition, under the omnibus agreement we have agreed not to own, operate or charter crude oil tankers or liquefied natural gas (or LNG) carriers. This restriction does not apply to any of the Aframax tankers in our current fleet, and the ownership, operation or chartering of any oil tankers that replace any of those oil tankers in connection with certain events. In addition, the restriction does not prevent us from, among other things:
•
acquiring oil tankers or LNG carriers and any related time charters as part of a business or package of assets and operating or chartering those vessels, if a majority of the value of the total assets or business acquired is not attributable to the oil tankers and LNG carriers and any related charters, as determined by the conflicts committee of our general partner’s board of directors; however, if at any time we complete such an acquisition, we are required to promptly offer to sell to Teekay Corporation the oil tankers and time charters or to Teekay LNG the LNG carriers and time charters for fair market value plus any additional tax or other similar costs to us that would be required to transfer the vessels and contracts to Teekay Corporation or Teekay LNG separately from the acquired business or package of assets; or

•
acquiring, operating or chartering oil tankers or LNG carriers if Teekay Corporation or Teekay LNG, respectively, has previously advised our general partner that it has elected not to acquire or operate those vessels.

Rights of First Offer on Conventional Tankers, LNG Carriers and Offshore Vessels. Under the omnibus agreement, we have granted to Teekay Corporation and Teekay LNG a 30-day right of first offer on certain (a) sales, transfers or other dispositions of any of our Aframax tankers, in the case of Teekay Corporation, or certain LNG carriers in the case of Teekay LNG, or (b) re-charterings of any of our Aframax tankers or LNG carriers pursuant to a time charter or contract of affreightment with a term of at least three years if the existing charter expires or is terminated early. Likewise, each of Teekay Corporation and Teekay LNG has granted a similar right of first offer to us for any offshore vessels it might own that, at the time of the proposed offer, is subject to a time charter or contract of affreightment with a remaining term, excluding extension options, of at least three years. These rights of first offer do not apply to certain transactions.
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

n)
In January 2007, Teekay Corporation contributed foreign exchange contracts for the forward purchase of a total of Australian Dollars 4.5 million having a fair value asset of $0.1 million, net of non-controlling interest, to OPCO for no consideration and was accounted for as an equity contribution from Teekay Corporation. The foreign exchange forward contracts matured by December 2007.

o)
During the year ended December 31, 2007, $1.2 million of interest expense attributable to the operations of the Navion Bergen was incurred by Teekay Corporation and has been allocated to us as part of the results of the Dropdown Predecessor.

Item 8. Financial Information
The information included in Item 8 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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
Incentive Distribution Rights
Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distributions rights to a third party prior to December 31, 2016.
The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions’’ are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,’’ until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has contributed any capital necessary to maintain its 2.0% general partner interest and has not transferred the incentive distribution rights.

		Marginal Percentage Interest
	Total Quarterly	in Distributions
	Distribution Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98.0%	2.0%
First Target Distribution	Up to $0.4025	98.0%	2.0%
Second Target Distribution	Above $0.4025 up to $0.4375	85.0%	15.0%
Third Target Distribution	Above $0.4375 up to $0.525	75.0%	25.0%
Thereafter	Above $0.525	50.0%	50.0%
B. Significant Changes
No significant changes have occurred since the date of the annual financial statements included herein.
Item 9. The Offer and Listing
The information included in Item 9 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Our common units are traded on the NYSE under the symbol “TOO”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Dec. 31,	Dec. 31,
Year Ended	2007	2006 (1)

High	$37.45	$26.77
Low	24.04	21.00

	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
Quarter Ended	2007	2007	2007	2007	2006 (1)

High	$29.38	$37.45	$35.40	$31.66	$26.77
Low	24.04	28.00	29.79	26.00	21.00

	Mar. 31,	Feb. 29,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
Months Ended	2008	2008	2008	2007	2007	2007

High	$25.32	$26.46	$25.86	$26.37	$29.20	$29.38
Low	20.71	22.07	22.75	24.41	24.04	27.25

(1) Period beginning December 13, 2006.
Item 10. Additional Information
The information included in Item 10 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Memorandum and Articles of Association
The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the Rule 424(b) prospectus filed with the SEC on December 14, 2006: “The Partnership Agreement,” “Description of the Common Units — The Units,” Conflicts of Interest and Fiduciary Duties” and “Our Cash Distribution Policy and Restrictions on Distributions.”
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

c)
Amended and Restated Omnibus Agreement, dated December 19, 2006, among us, our general partner, Teekay Corporation, Teekay LNG and related parties. Please read Item 7 — Major Unitholders and Related Party Transactions for a summary of certain contract terms.

d)
We, OPCO and certain of our and its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us, OPCO, and our and its operating subsidiaries with administrative, advisory, technical, strategic consulting services and ship management services for a reasonable fee that includes reimbursement of their direct and indirect expenses incurred in providing these services. Please read Item 7 — Major Unitholders and Related Party Transactions for a summary of certain contract terms.

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

f)	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. Please read Item 6 — Directors, Senior Management and Employees for a summary of certain plan terms.
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
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75.0% of its gross income is “passive” income; or (ii) at least 50.0% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.
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
If we were classified as a PFIC, for any year during which a U.S. Holder owns common units, such U.S. Holder generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to: (i) any “excess distribution” (generally, any distribution received by a unitholder in a taxable year that is greater than 125.0% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the shares), and (ii) any gain realized upon the sale or other disposition of units. Under these rules:
•	the excess distribution or gain will be allocated ratably over the unitholder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

•
the amount allocated to each of the other taxable years in the unitholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
With the exception of the description of the accounting treatment of our derivative instruments, the information included in Item 11 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. From time to time, we use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

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

								Fair Value
	Expected Maturity Date							Asset/(Liability)
	2008	2009	2010	2011	2012	Thereafter	Total	(restated)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
U.S Dollar- denominated (2)	64.1	115.6	107.0	164.0	141.8	925.0	1,517.5	(1,517.5)	5.7%

Interest Rate Swaps:
Contract Amount (3)	17.1	552.6	18.1	18.7	19.2	723.7	1,349.4	(21.0)	4.8%
Average Fixed Pay Rate (2)	4.9%	4.7%	4.9%	4.9%	4.9%	4.8%	4.8%

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
On the closing of our initial public offering, OPCO entered into new services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew OPCO’s vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars and will not be subject to Norwegian Kroner exchange fluctuations until 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar. At December 31, 2007, we were committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 255.7 million for U.S. Dollars at an average rate of Norwegian Kroner 5.64 per U.S. Dollar, maturing in 2009. At December 31, 2007, we were also committed to foreign exchange contracts for the forward purchase of approximately Australian Dollars 5.0 million, Euros 4.0 million, and Singapore Dollars 4.1 million for U.S. Dollars at an average rate of Australian Dollar 1.25 per U.S. Dollar, Euro 0.68 per U.S. Dollar and Singapore Dollar 1.44 per U.S. Dollar, all maturing in 2008. We may continue to seek to hedge these currency fluctuation risks in the future.
To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value is immediately recognized in income.
Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had Norwegian Kroner-denominated deferred income taxes of approximately 394.8 million ($72.6 million) at December 31, 2007. Neither we nor OPCO has entered into any forward contracts to protect against currency fluctuations on any future taxes.
Item 12. Description of Securities Other than Equity Securities
The information included in Item 12 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
The information included in Item 13 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
None.
Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds
The information included in Item 14 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
None.

Item 15. Controls and Procedures
Restatement of Financial Statements
a. Derivative Instruments and Hedging Activities
In August 2008, we commenced a review of our application of Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Our findings are as follows:
•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on our review, we concluded that the prospective hedge effectiveness assessment that was conducted for certain of our interest rate swap agreements on the date of designation was not sufficient to conclude that the interest rate swaps would be highly effective, in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that the applicable hedge documentation specifies the method that will be used to assess, retrospectively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Documentation for certain of our interest rate swap agreements did not clearly specify the method to be used to measure hedge ineffectiveness.

•
Certain of our derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as we used certain methods of measuring ineffectiveness that are not allowed in the case of non-zero fair value derivatives.

Accordingly, although we believe each of these derivative instruments were and continue to be effective economic hedges, for accounting purposes we should have reflected changes in fair value of these derivative instruments as increases or decreases to our net income (loss) on our consolidated statements of income (loss), instead of being reflected as increases or decreases to accumulated other comprehensive income, a component of partners’/owner’s equity on our consolidated balance sheets and statements of changes in partners’/owner’s equity.
b. Vision Incentive Plan
In the preparation of the combined consolidated financial statements of the Predecessor for the period prior to the Partnership’s initial public offering, general and administrative expenses were allocated from Teekay Corporation (Teekay) to the Predecessor based on the Predecessor’s proportionate share of Teekay’s total ship-operating (calendar) days for each of the periods presented. During 2005 and 2006, a portion of the general and administrative expense allocation included accrued costs relating to a long-term share-based incentive plan (the Vision Incentive Plan or VIP) for senior management. During 2005, Teekay had accrued and expensed a portion of the VIP without consideration of certain vesting provisions as required under GAAP. Upon transition to SFAS 123R on January 1, 2006, Teekay was required to account for the VIP based on the fair value of the award , as the VIP has a share priced-based component. However, Teekay continued to calculate compensation expense for the VIP under the methodology it had followed in 2005 as Teekay did not identify the VIP as within the scope of SFAS 123R. As a result, we have restated the general and administrative expenses allocation for the periods before our initial public offering.
Note 18 of the Notes to the Consolidated Financial Statements in our 2007 Form 20-F/A Report contains the impact on the consolidated financial statements and additional information related to our restatement. As a result of the foregoing, we are restating herein our historical balance sheets as of December 31, 2007 and 2006; our statements of income (loss), cash flows and partner’s/owner’s equity for the years ending 2007, 2006, and 2005; and selected financial data as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.
Management also has determined that a control deficiency relating to the preparation of hedge documentation and to the accounting for non-routine, complex financial arrangements such as the Vision Incentive Plan, which in part gave rise to this restatement, constituted material weaknesses in our internal control over financial reporting. In light of these material weaknesses, management:
•	Restated our results for the affected periods to reflect the changes in fair value of certain derivative transactions as unrealized gains and losses through earnings
•	Discontinued hedge accounting for all derivative transactions to which the restatement applied; and
•	Restated our accounting for the Vision Incentive Plan as described above.
Evaluation of Disclosure Controls and Procedures
In connection with the restatement, under the direction of the Chief Executive Officer and the Chief Financial Officer of our general partner, we re-evaluated the assessment of our disclosure controls and procedures. We identified material weaknesses in our internal control over financial reporting relating to the preparation of hedge documentation and the accounting for non-routine, complex financial arrangements such as the Vision Incentive Plan. Solely as a result of these material weaknesses, we, including the Chief Executive Officer and the Chief Financial Officer of our general partner, have now concluded that our disclosure controls and procedures were not effective as of December 31, 2007.
In connection with this 2007 Form 20-F/A Report, we have again conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of our general partner. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, including the remedial actions described below in “Remediation of a Material Weakness in Internal Control Over Financial Reporting,” as of April 2, 2009, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or furnish under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including the principal executive and principal financial officers of our general partner, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Aside from the material weaknesses discussed below, during 2007, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Remediation of Material Weaknesses in Internal Controls Over Financial Reporting
We believe, as of the date of this filing, that we have fully remediated the material weaknesses in our internal control over financial reporting relating to the preparation of hedge documentation and to the accounting for non-routine, complex financial arrangements. Our remediation actions included us:
•	Not applying hedge accounting to our derivative instruments, other than certain foreign currency forward contracts; and
•
Implementing a more rigorous process to determine the appropriate accounting treatment for complex accounting issues such as hedge accounting and non-routine, complex financial arrangements, including the engagement of appropriately qualified external expertise.

Management’s Annual Report on Internal Control over Financial Reporting (restated)
1.	Management of our general partner is responsible for establishing and maintaining for us adequate internal controls over financial reporting.
2.
Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting includes those policies and procedures that 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors of our general partnership; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

3.
We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

4.
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

5.
Based on the evaluation, management of our general partner believes that the documentation of controls and the design effectiveness of controls were appropriate. However, management of our general partner believes that, as of December 31, 2007, the controls were not operating effectively to ensure that the accounting was appropriate for non-routine, complex financial arrangements such as the Vision Incentive Plan, and that hedge documentation requirements were met for certain derivative instruments, in accordance with generally accepted accounting principles. These control deficiencies resulted in an amendment of our Annual Report on Form 20-F for the year ended December 31, 2007, in order to restate the consolidated financial statements for 2005 and 2006. The financial statements for 2007 were also restated as it relates to hedge documentation requirements for certain derivative instruments. Accordingly, management of our general partner has concluded that these control deficiencies constitute material weaknesses.

6.
In Management’s Report on Internal Control Over Financial Reporting included in our original Annual Report on Form 20-F for the year ended December 31, 2007, management of our general partner concluded that we maintained effective internal control over financial reporting as of December 31, 2007. Solely as a result of the material weaknesses described above, management of our general partner has revised its earlier assessment and has now concluded that our internal control over financial reporting relating to accounting for non-routine, complex financial arrangements, and the preparation of hedge documentation was not effective as of December 31, 2007, based on the criteria in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Accordingly, management of our general partner has restated its report on internal control over financial reporting.

7.
Our independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Form 20-F/A.

Item 16A. Audit Committee Financial Expert
The information included in Item 16A in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
The Board of Directors of our general partner has determined that director David L. Lemmon qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics
The information included in Item 16B in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Our general partner has adopted Standards of Business Conduct that include a Code of Ethics for all our employees and the employees and directors of our general partner. This document is available under “Other Information — Partnership Governance” in the Investor Centre of our web site (www.teekayoffshore.com). We intend to disclose, under “Other Information — Partnership Governance” in the Investor Centre of our web site, any waivers to or amendments of the Code of Ethics for the benefit of any directors and executive officers of our general partner.
Item 16C. Principal Accountant Fees and Services
The information included in Item 16C in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Our principal accountant for 2007 and 2006 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we or our predecessor paid or accrued for audit services provided by Ernst & Young LLP for 2007 and 2006.

Fees	2007	2006

Audit Fees (1)	$429,300	$575,400
Audit-Related Fees (2)	8,500	40,000
Tax Fees (3)	15,800	144,300

Total	$453,600	$759,700

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
Item 16D. Exemptions from the Listing Standards for Audit Committees
The information included in Item 16D in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.
Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers
The information included in Item 16E in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.

PART III
Item 17. Financial Statements
The information included in Item 17 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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

15.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.
15.2	Consolidated Balance Sheet of Teekay Offshore GP L.L.C. (restated)

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

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY OFFSHORE PARTNERS L.P.
	By:	Teekay Offshore GP L.L.C., its general partner

Dated: April 2, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Teekay Offshore GP L.L.C.,
General Partner of Teekay Offshore Partners L.P.,
and the Limited Partners of Teekay Offshore Partners L.P.
We have audited the accompanying consolidated balance sheets of Teekay Offshore Partners L.P. (successor to Teekay Offshore Partners Predecessor) and subsidiaries (or the Partnership) as of December 31, 2007 and 2006, and the related consolidated statements of income (loss) for the years ended December 31, 2007, 2006 and 2005 aggregated as follows:
Year Ended December 31, 2007
☐ January 1 to December 31, 2007
Year Ended December 31, 2006
☐ January 1 to December 18, 2006

☐ December 19 to December 31, 2006
Year Ended December 31, 2005
☐ January 1 to December 31, 2005
We have also audited the consolidated statements of the changes in partners’ equity/owner’s equity and cash flows for the three years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
As discussed in Note 18 to the accompanying consolidated financial statements, the Partnership has restated its financial statements for the years ended December 31, 2007, 2006 and 2005.
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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay Offshore Partners L.P.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008, except for paragraphs 5 through 7 of Management’s Annual Report on Internal Control over Financial Reporting (as restated), as to which the date is April 2, 2009, expressed an adverse opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
March 12, 2008,	Chartered Accountants
except for Notes 18 and 19, as to which the
date is April 2, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Teekay Offshore GP L.L.C.,
General Partner of Teekay Offshore Partner L.P.,
and the Limited Partners of Teekay Offshore Partners L.P.
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
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Partnership’s annual or interim financial statements will not be prevented or detected on a timely basis.
In its assessment management has identified material weaknesses in controls over its process of accounting for both derivative financial instruments and the accounting for certain financial arrangements. These material weaknesses were considered in determining the nature, timing and extent of our audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated March 12, 2008, except for Notes 18 and 19, as to which the date is April 2, 2009, on those financial statements.
In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Teekay Offshore Partners L.P. has not maintained effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

Vancouver, Canada	/s/ Ernst & Young LLP
March 12, 2008,	Chartered Accountants
except for paragraphs 5 through 7 of Management’s Annual Report on Internal Control over Financial Reporting (as restated), as to which the date is April 2, 2009.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Restated — Note 18
		January 1	December 19
	Year Ended	to	to	Year Ended
	December 31,	December 18,	December 31,	December 31,
	2007	2006	2006	2005
	$	$	$	$

VOYAGE REVENUES ($154,605, $74,651 and $60,109 for 2007, 2006 and 2005, respectively, from related parties — notes 10c, 10h, 10i, 10j, 10k, and 10l)	785,203	617,514	24,397	613,246

OPERATING EXPENSES

Voyage expenses	151,637	91,321	3,102	74,543
Vessel operating expenses (note 11)	149,660	107,991	4,297	109,480
Time-charter hire expense	150,463	159,973	5,641	169,687
Depreciation and amortization	124,370	100,823	3,726	109,824
General and administrative (note 11, and $55,543, $28,102 and $21,720 for 2007, 2006 and 2005, respectively, from related parties — notes 10m, 10n, 10o, and 10p)	62,404	63,014	2,177	56,726
Gain on sale of vessels and equipment — net of writedowns (note 15)	—	(4,778)	—	2,820
Restructuring charge (note 9)	—	832	—	955

Total operating expenses	638,534	519,176	18,943	524,035

Income from vessel operations	146,669	98,338	5,454	89,211

OTHER ITEMS
Interest expense (note 6, note 11, and $1,236, $27,056 and $14,772 for 2007, 2006 and 2005, respectively, from related parties — notes 10f, 10g and 10x)	(126,304)	(64,462)	(1,617)	(39,983)
Interest income	5,871	5,167	191	4,612
Equity income from joint ventures (note 11)	—	6,321	—	5,955
Foreign currency exchange (loss) gain (note 11)	(11,678)	(66,214)	(118)	34,228
Income tax recovery (expense) (note 12)	10,516	(3,260)	(121)	12,375
Other income — net (note 9)	10,403	8,367	309	9,091

Total other items	(111,192)	(114,081)	(1,356)	26,278

Income (loss) from continuing operations before non-controlling interest	35,477	(15,743)	4,098	115,489
Non-controlling interest	(31,519)	(3,893)	(2,636)	(229)

Net income (loss) from continuing operations	3,958	(19,636)	1,462	115,260
Net loss from discontinued operations (note 19)	—	(10,656)	—	(19,347)

Net Income (loss)	3,958	(30,292)	1,462	95,913

Dropdown predecessor’s interest in net income (note 1)	1,300	3,097	114	2,910
General partner’s interest in net income	733	—	64	—
Limited partners’ interest: (note 16)
Net income (loss) from continuing operations	1,925	(22,733)	1,284	112,350
Net income (loss) from continuing operations per:
- Common unit (basic and diluted)	0.12	(1.80)	0.07	8.92
- Subordinated unit (basic and diluted)	0.07	(1.80)	0.06	8.92
- Total unit (basic and diluted)	0.10	(1.80)	0.07	8.92

Net loss from discontinued operations	—	(10,656)	—	(19,347)
Net income (loss) from discontinued operations per:
- Common unit (basic and diluted)	—	(0.85)	—	(1.54)
- Subordinated unit (basic and diluted)	—	(0.85)	—	(1.54)
- Total unit (basic and diluted)	—	(0.85)	—	(1.54)

Net income (loss)	1,925	(33,389)	1,284	93,003
Net income (loss) per:
- Common unit (basic and diluted)	0.12	(2.65)	0.07	7.38
- Subordinated unit (basic and diluted)	0.07	(2.65)	0.06	7.38
- Total unit (basic and diluted)	0.10	(2.65)	0.07	7.38

Weighted average number of units outstanding:
- Common units (basic and diluted)	9,800,000	2,800,000	9,800,000	2,800,000
- Subordinated units (basic and diluted)	9,800,000	9,800,000	9,800,000	9,800,000
- Total units (basic and diluted)	19,600,000	12,600,000	19,600,000	12,600,000

Cash distributions declared per unit	1.14	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	Restated — Note 18
	As at	As at
	December 31,	December 31,
	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents (note 6)	121,224	113,986
Accounts receivable, net of allowance for doubtful accounts of $nil (December 31, 2006 — $401)	42,245	25,826
Due from affiliate (notes 10u and 10v)	796	30,757
Net investment in direct financing leases — current	22,268	21,764
Prepaid expenses	34,219	24,608
Other current assets	7,644	7,786

Total current assets	228,396	224,727

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $694,258 (December 31, 2006 — $585,146)	1,662,865	1,532,743

Net investment in direct financing leases	78,199	92,018
Other assets	14,423	38,198
Intangible assets — net (note 4)	55,355	66,425
Goodwill — shuttle tanker segment	127,113	127,113

Total assets	2,166,351	2,081,224

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	12,076	7,459
Accrued liabilities (note 5)	38,464	45,633
Current portion of long-term debt (note 6)	64,060	17,656

Total current liabilities	114,600	70,748

Long-term debt (note 6)	1,453,407	1,285,696
Deferred income taxes (note 12)	77,306	73,906
Other long-term liabilities (note 11)	51,024	32,163

Total liabilities	1,696,337	1,462,513

Commitments and contingencies (notes 7, 10 and 13)

Non-controlling interest	392,613	427,977

Dropdown Predecessor’s equity (note 1)	—	51,792
Partners’ equity
Partners’ equity	77,108	138,942
Accumulated other comprehensive income	293	—

Total partners’ equity	77,401	190,734

Total liabilities and partners’ equity	2,166,351	2,081,224

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Restated — Note 18
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	3,958	(28,830)	95,913
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 11)	45,957	(3,346)	—
Depreciation and amortization	124,370	104,549	110,290
Non-controlling interest	31,519	6,529	229
Gain on sale of vessels	—	(6,928)	(9,423)
Loss on writedown of vessels and equipment	—	2,150	12,243
Equity income (net of dividends received: December 31, 2006 — $6,002; December 31, 2005 — $2,750)	—	(319)	(3,205)
Deferred income tax (recovery) expense	(10,516)	425	(16,214)
Foreign currency exchange loss (gain) and other	11,425	72,438	(39,967)
Change in non-cash working capital items related to operating activities (note 14)	(33,706)	51,039	19,039
Distribution from subsidiaries to minority owners	(78,107)	(4,224)	(9,618)
Expenditures for drydocking	(49,053)	(31,255)	(8,906)

Net operating cash flow	45,847	162,228	150,381

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	298,443	1,290,750	1,226,804
Capitalized loan costs	—	(6,178)	(639)
Scheduled repayments of long-term debt	(17,328)	(119,900)	(39,884)
Prepayments of long-term debt	(152,000)	(493,527)	(1,382,140)
Repayments of capital lease obligations	—	(34,245)	(1,248)
Proceeds from issuance of common units	—	157,963	—
Expenses from issuance of common units	(2,793)	—	—
Net advances to affiliates	(42,935)	(793,488)	(10,999)
Equity distribution from (to) Teekay Corporation	1,819	(230,886)	858
Investment in subsidiaries from non-controlling interest owners	—	—	8,000
Excess of purchase price over the contributed basis of a 50% interest in Navion Gothenburg LLC (note 10r)	(6,358)
Distribution to Teekay Corporation relating to purchase of Navion Bergen LLC (note 10r)	(48,800)	—	—
Distribution to Teekay Corporation relating to purchase of Dampier LLC (note 10s)	(30,253)	—	—
Cash distributions paid	(22,700)	—	—
Other	(1,000)	(727)	—

Net financing cash flow	(23,905)	(230,238)	(199,248)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(20,997)	(31,079)	(24,760)
Proceeds from sale of vessels and equipment	3,225	61,713	73,220
Purchase of a 50% interest in Navion Gothenburg LLC (note 10r)	(10,231)	—	—
Investment in direct financing lease assets	(8,378)	(13,256)	(23,708)
Direct financing lease payments received	21,677	19,323	12,440
Cash assumed upon consolidation of 50%-owned subsidiaries	—	17,055	—
Other	—	(746)	(3,068)

Net investing cash flow	(14,704)	53,010	34,124

Increase (decrease) in cash and cash equivalents	7,238	(15,000)	(14,743)
Adjustment for net change in cash and cash equivalents in discontinued operations	—	2,456	10,970
Cash and cash equivalents, beginning of the year	113,986	126,530	130,303

Cash and cash equivalents, end of the year	121,224	113,986	126,530

Supplemental cash flow disclosure (note 14)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/OWNER’S EQUITY
(in thousands of U.S. dollars and units)

	Restated — Note 18
	OWNER’S EQUITY (PREDECESSOR
	AND DROPDOWN PREDECESSOR)
		Accumulated
		Other
		Comprehensive	Total Owner’s
	Owner’s Equity	Income (Loss)	Equity
	$	$	$
Balance as at December 31, 2004	703,170	58	703,228

Net income	95,913		95,913
Other comprehensive income:
Realized gain on marketable securities		(58)	(58)

Comprehensive income			95,855

Net change in parent’s equity in Dropdown Predecessor	858		858
Norwegian group tax contributions (note 10a)	(1,185)		(1,185)
Loss on sale of Dania Spirit (note 10b)	(3,093)		(3,093)

Balance as at December 31, 2005	795,663	—	795,663

Net loss and comprehensive loss (January 1 to December 18, 2006)	(30,292)		(30,292)
Net change in parent’s equity in Dropdown Predecessor	798		798
Gain on sale of Navion Shipping Ltd. to Teekay Corporation (notes 10c and 19)	18,468		18,468
Gain on sale of Norwegian subsidiaries to Teekay Corporation (note 10e)	23,260		23,260
Loss on sale of the Borga to Teekay Corporation (note 10d)	(11,900)		(11,900)
Stock compensation expense (note 1)	1,048		1,048
Excess purchase price over the contributed basis of Teekay Offshore Partners Predecessor (note 1)	(231,684)		(231,684)
Purchase of a 26% interest in Teekay Offshore Operating L.P. from Teekay Corporation (note 1)	(134,629)		(134,629)
Reclassification adjustment for Teekay Corporation’s 74% non-controlling interest in Teekay Offshore Operating L.P. (note 1)	(376,089)		(376,089)

Balance as at December 18, 2006	54,643	—	54,643

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/OWNER’S EQUITY
(in thousands of U.S. dollars and units)

	Restated — Note 18
	Owner’s
	Equity
	(Predecessor						Accumulated
	and	PARTNERS’ EQUITY					Other
	Dropdown	Limited Partners				General	Comprehensive
	Predecessor)	Common		Subordinated		Partner	Income	Total
	$	Units	$	Units	$	$	$	$
Balance as at December 18, 2006	54,643						—	54,643

Allocation of Predecessor and Dropdown Predecessor’s equity to unitholders (note 1)	(2,965)	2,800	634	9,800	2,220	111		—
Proceeds from initial public offering of limited partnership interests, net of offering costs of $13,788 (note 2)		8,050	155,262					155,262
Redemption of common units from Teekay Corporation (note 2)		(1,050)	(20,633)					(20,633)
Net income (December 19 — 31, 2006)	114		678		606	64		1,462

Balance as at December 31, 2006	51,792	9,800	135,941	9,800	2,826	175	—	190,734

Net income (January 1 — December 31, 2007)	1,300		1,225		700	733		3,958
Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments (note 11)							281	281
Realized net loss on qualifying cash flow hedging instruments (note 11)							12	12

Comprehensive income								4,251

Contribution of foreign exchange forward contracts from Teekay Corporation (note 10w)			16		89	4		109
Offering costs from public offering of limited partnership interests			(93)					(93)
Net change in parent’s equity in Dropdown Predecessor (note 14e)	(6,939)							(6,939)
Purchase of Navion Bergen LLC and Navion Gothenburg LLC from Teekay Corporation (note 10r)	(29,756)		(3,720)		(20,832)	(850)		(55,158)
Purchase of Dampier Spirit LLC from Teekay Corporation (note 10s)	(16,397)		(2,029)		(11,363)	(464)		(30,253)
Contribution of interest rate swap agreement from Teekay Corporation (note 10t)			(373)		(2,092)	(85)		(2,550)
Cash distributions			(11,123)		(11,123)	(454)		(22,700)

Balance as at December 31, 2007	—	9,800	119,844	9,800	(41,795)	(941)	293	77,401

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
Prior to the closing of the Partnership’s initial public offering on December 19, 2006, Teekay Corporation transferred eight Aframax conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one floating storage and offtake (or FSO) unit to Teekay Offshore Australia Trust. Teekay Corporation then transferred to OPCO all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, the assets of which include the eight Aframax conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor. The excess of the price paid by the Partnership over the book value of these assets was $231.7 million and was accounted for as an equity distribution to Teekay Corporation. Immediately prior to the closing of the Partnership’s initial public offering, Teekay Corporation sold to the Partnership the 25.99% limited partner interest in OPCO and its subsidiaries and a 100% interest in Teekay Offshore Operating GP L.L.C., which owns the 0.01% general partner interest in OPCO, in exchange for (a) the issuance to Teekay Corporation of 2,800,000 common units and 9,800,000 subordinated units of the Partnership and a $134.6 million non-interest bearing promissory note and (b) the issuance of the 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights to Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Corporation (or the General Partner). The Partnership controls OPCO through its ownership of OPCO’s general partner, and Teekay Corporation owns the remaining 74.0% interest in OPCO. These transfers represented a reorganization of entities under common control and were recorded at historical cost. Immediately preceding the public offering, the net book equity of the Partnership’s 26% share of these assets was $3.5 million.
As required by Statement of Financial Accounting Standards (or SFAS) No. 141, the Partnership accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141 for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay Corporation.
In July 2007, the Partnership acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, the Partnership acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s balance sheet as at December 31, 2006, and the Partnership’s statements of income (loss), cash flows and changes in partners’ equity/owner’s equity for the years ended December 31, 2007, 2006 and 2005 reflect these vessels and their related operations, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg) and March 15, 1998 (Dampier Spirit).
The consolidated financial statements reflect the combined consolidated financial position, results of operations and cash flows of the Predecessor and its subsidiaries, including the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to each specific vessel. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Predecessor’s or Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for each of the periods presented. In addition, if any of the Predecessor, its subsidiaries and the Dropdown Predecessor were capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries, these intercompany loans were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Predecessor and the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Predecessor and the Dropdown Predecessor.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor) — (Cont’d)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of the Predecessor and its subsidiaries and the Dropdown Predecessor for periods prior to December 19, 2006. For the periods commencing December 19, 2006, the consolidated financial statements include the accounts of Teekay Offshore Partners L.P. and its subsidiaries and the Dropdown Predecessor. In addition, the consolidated financial statements include the accounts of the Predecessor’s and the Partnership’s 50% owned subsidiaries from December 1, 2006. Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.
Certain of the accompanying consolidated financial statements have been restated. The nature of the restatements and the effect on the consolidated financial statement line items is discussed in Note 18 of the Notes to Consolidated Financial Statements. In addition, certain disclosures in the following notes have been restated to be consistent with the consolidated financial statements.
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, commencing from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessel for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the year ended December 31, 2007, the periods from December 19, 2006 to December 31, 2006, and from January 1, 2006 to December 18, 2006 and the year ended December 31, 2005 totaled $98.5 million, $2.9 million, $81.3 million, and $88.8 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.
Generally, the Partnership drydocks each shuttle tanker and conventional oil tanker every two and a half to five years. FSO units are generally not drydocked. The Partnership capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The Partnership expenses as incurred costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures (including amortization attributable to the Dropdown Predecessor) for the year ended December 31, 2007, the periods from December 19, 2006 to December 31, 2006, January 1, 2006 to December 18, 2006 and the year ended December 31, 2005 totaled $14.8 million, $0.3 million, $7.8 million and $6.7 million, respectively.
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
Investment in joint ventures
Investments in companies over which the Partnership exercises significant influence but does not consolidate are accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings. The excess carrying value of the Partnership’s investment over its underlying equity in the net assets is included in the consolidated balance sheet as investment in joint ventures. On December 1, 2006, the operating agreements for the five 50%-owned joint ventures, each of which owns one shuttle tanker, were amended. These amendments resulted in the Partnership obtaining control of these entities and, consequently, the Partnership has consolidated these entities effective December 1, 2006. As at December 31, 2007, the Partnership had a 50% controlling interest in six subsidiaries.
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
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership generally does not designate its interest rate swap agreements as cash flow hedges for accounting purposes. The Partnership generally designates foreign exchange forward contracts as cash flow hedges for accounting purposes. (Please see Note 18.)
When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer possible of occurring.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in partners’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from partners’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged items may still possibly affect earnings, the gains and losses initially recognized in partners’ equity remain until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item. If the hedged items may no longer affect earnings, amounts recognized in partners’ equity are immediately transferred to earnings.
For derivative financial instruments that are not designated or that do not qualify as hedges under Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the changes in the fair value of the derivative financial instruments are recognized in earnings.
Gains and losses from the Partnership’s non-designated interest rate swaps related to long-term debt are recorded in interest expense. Gains and losses from the Partnership’s foreign exchange forward contracts are recorded within operating expenses, based on the nature of the expense being hedged.
Income taxes
The Partnership’s Norwegian subsidiaries and Australian subsidiary are subject to income taxes. Deferred income taxes were $77.3 million and $73.9 million as at December 31, 2007 and 2006, respectively. The Partnership accounts for such taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes (or SFAS 109).
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Recent Accounting Pronouncements
In March 2008, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (or EITF) on EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share to Master Limited Partnerships (or EITF Issue No. 07-4). The guidance in EITF Issue No. 07-4 requires incentive distribution rights in a master limited partnership, such as the Partnership, to be treated as participating securities for the purposes of computing earnings per share and provides guidance on how earnings should be allocated to the various partnership interests. EITF Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of EITF Issue No. 07-4 on its consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 160: Non-controlling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.
In February 2007, the FASB issued SFAS No. 159: The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115 (or SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007.
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
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
The following table presents voyage revenues and percentage of consolidated voyage revenues from continuing operations for customers that accounted for more than 10.0% of the Partnership’s consolidated voyage revenues from continuing operations during the periods presented.

Year Ended December 31, 2006
		January 1	December 19
	Year Ended	to	to	Year Ended
	December 31,	December 18,	December 31,	December 31,
	2007	2006	2006	2005
(U.S. dollars in millions)	(restated)	(restated)	(restated)	(restated)
StatoilHydro ASA (1) (2)	$309.6 or 39%	$187.6 or 30%	$6.9 or 28%	$184.7 or 30%
Teekay Corporation (3)	$154.6 or 20%	$68.9 or 11%	$5.3 or 22%	—
Petrobras Transporte S.A (1) (2)	$100.8 or 13%	—	—	—

(1)	Shuttle tanker segment.

(2)	Statoil ASA and Petrobras Transporte S.A. are international oil companies.

(3)	Shuttle tanker, conventional tanker and FSO segments.
The following tables include results for these segments from continuing operations for the periods presented in these consolidated financial statements.

	Year Ended December 31, 2007
	Shuttle	Conventional
	Tanker	Tanker	FSO
	Segment	Segment	Segment	Total
	$	$	$	$
	(restated)		(restated)	(restated)

Voyage revenues	590,611	135,922	58,670	785,203
Voyage expenses	114,157	36,594	886	151,637
Vessel operating expenses	103,809	24,175	21,676	149,660
Time charter hire expense	150,463	—	—	150,463
Depreciation and amortization	86,502	21,324	16,544	124,370
General and administrative(1)	50,776	7,828	3,800	62,404

Income from vessel operations	84,904	46,001	15,764	146,669

Expenditures for vessels and equipment(2)	18,189	1,998	11,041	31,228

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended December 31, 2006
	January 1 to December 18, 2006				December 19 to December 31, 2006
	Shuttle	Conventional			Shuttle	Conventional
	Tanker	Tanker	FSO		Tanker	Tanker	FSO
	Segment	Segment	Segment	Total	Segment	Segment	Segment	Total
	$	$	$	$	$	$	$	$
	(restated)	(restated)	(restated)	(restated)			(restated)	(restated)

Voyage revenues	516,187	66,673	34,654	617,514	19,785	3,383	1,229	24,397
Voyage expenses	85,451	4,841	1,029	91,321	2,995	51	56	3,102
Vessel operating expenses	77,085	18,754	12,152	107,991	3,222	624	451	4,297
Time charter hire expense	159,973	—	—	159,973	5,641	—	—	5,641
Depreciation and amortization	68,784	20,507	11,532	100,823	2,583	705	438	3,726
General and administrative(1)	48,490	11,571	2,953	63,014	1,863	218	96	2,177
Gain on sale of vessels and equipment — net of writedowns	(4,778)	—	—	(4,778)	—	—	—	—
Restructuring charge	—	832	—	832	—	—	—	—

Income from vessel operations	81,182	10,168	6,988	98,338	3,481	1,785	188	5,454

Equity income from joint ventures	6,321	—	—	6,321	—	—	—	—
Expenditures for vessels and equipment(2)	25,055	6,024	—	31,079	—	—	—	—

	Year Ended December 31, 2005
		Conventional
	Shuttle Tanker	Tanker	FSO
	Segment	Segment	Segment	Total
	$	$	$	$
	(restated)	(restated)	(restated)	(restated)

Voyage revenues	516,758	57,454	39,034	613,246
Voyage expenses	68,308	5,419	816	74,543
Vessel operating expenses	75,196	21,574	12,710	109,480
Time charter hire expense	169,687	—	—	169,687
Depreciation and amortization	77,083	20,646	12,095	109,824
General and administrative(1)	44,063	9,634	3,029	56,726
Gain on sale of vessels and equipment — net of writedowns	2,820	—	—	2,820
Restructuring charge	955	—	—	955

Income (loss) from vessel operations	78,646	181	10,384	89,211

Equity income (loss) from joint ventures	5,991	(36)	—	5,955
Investments in joint ventures	34,663	495	—	35,158
Expenditures for vessels and equipment(2)	22,760	2,000	—	24,760

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Excludes non-cash investing activities (see Note 14).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	2007	2006
	$	$
		(restated)

Shuttle tanker segment	1,559,261	1,445,830
Conventional tanker segment	255,460	310,699
FSO segment	131,080	83,534
Cash and cash equivalents	121,224	113,986
Accounts receivable and other assets	99,326	127,175

Consolidated total assets	2,166,351	2,081,224

4.	Intangible Assets
As at December 31, 2007 and 2006, intangible assets consisted of:

	Weighted-	December 31, 2007			December 31, 2006
	Average	Gross		Net	Gross
	Amortization	Carrying	Accumulated	Carrying	Carrying	Accumulated	Net Carrying
	Period	Amount	Amortization	Amount	Amount	Amortization	Amount
	(years)	$	$	$	$	$	$
Contracts of affreightment	10.2	124,250	(68,895)	55,355	124,250	(57,825)	66,425
Aggregate amortization expense of intangible assets for the year ended December 31, 2007 was $11.1 million ($12.1 million — 2006, $14.9 million — 2005). Amortization of intangible assets for the five fiscal years subsequent to December 31, 2007 is expected to be $10.1 million (2008), $9.1 million (2009), $8.1 million (2010), $7.0 million (2011) and $6.0 million (2012).
5.	Accrued Liabilities

	December 31,	December 31,
	2007	2006
	$	$
		(restated)

Voyage and vessel	26,015	32,471
Interest	10,932	6,717
Payroll and benefits	1,517	6,445

	38,464	45,633

6.	Long-Term Debt

	December 31, 2007	December 31, 2006
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2017	1,205,808	1,080,000
U.S. Dollar-denominated Term Loans due through 2017	311,659	223,352

	1,517,467	1,303,352
Less current portion	64,060	17,656

Total	1,453,407	1,285,696

As at December 31, 2007, the Partnership had three long-term revolving credit facilities (collectively, the Revolvers), which, as at such date, provided for borrowings of up to $1,371.3 million, of which $165.5 million was undrawn. The total amount available under the Revolvers reduces by $101.8 million (2008), $108.2 million (2009), $114.9 million (2010), $122.0 million (2011), $129.7 million (2012) and $794.7 million (thereafter). Two of the Revolvers are guaranteed by certain subsidiaries of the Partnership for all outstanding amounts and contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the OPCO’s total consolidated debt. The remaining revolving credit facility is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which is recourse to Teekay Corporation. The Revolvers are collateralized by first-priority mortgages granted on 28 of the Partnership’s vessels, together with other related collateral.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As at December 31, 2007, each of the Partnership’s six 50% owned subsidiaries had an outstanding term loan, which in the aggregate totaled $311.7 million. The term loans have varying maturities through 2017 and semi-annual payments that reduce over time. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at December 31, 2007, OPCO had guaranteed $103.8 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $207.9 million.
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
Charters-out and Direct Financing Lease
Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The carrying amount of the vessels employed on operating leases at December 31, 2007 was $1.3 billion (2006 — $1.1 billion). Leasing of the VOC equipment is accounted for as direct financing leases. As at December 31, 2007, the minimum lease payments receivable under the direct financing leases approximated $125.6 million, including unearned income of $25.1 million.
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
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets.
Derivative instruments — The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of the swap counterparties.
The estimated fair value of the Partnership’s financial instruments is as follows:

	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	$	$	$	$
	(restated)	(restated)	(restated)	(restated)

Cash and cash equivalents	121,224	121,224	113,986	113,986
Advances to affiliate (note 10v)	796	796	30,757	30,757
Long-term debt	(1,517,467)	(1,517,467)	(1,303,352)	(1,303,352)
Derivative instruments(1) (note 11)
Interest rate swap agreements	(21,050)	(21,050)	22,440	22,440
Foreign currency forward contracts	1,122	1,122	—	—

(1)	The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
9.	Restructuring Charge and Other Income — Net

		Year Ended December 31, 2006
		January 1	December 19
	Year Ended	to	to	Year Ended
	December 31,	December 18,	December 31,	December 31,
	2007	2006	2006	2005
	$	$	$	$
		(restated)
Volatile organic compound emissions plant lease income	10,960	11,037	408	11,001
Miscellaneous	(557)	(2,670)	(99)	(1,910)

Other income — net	10,403	8,367	309	9,091

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

b.
During 2005, the Predecessor sold the Dania Spirit, a 2000-built liquid petroleum gas carrier, to a subsidiary of Teekay Corporation for $18.0 million. The resulting $3.1 million loss on sale has been accounted for as an equity distribution to Teekay Corporation.

c.
On July 1, 2006, the Predecessor sold Navion Shipping Ltd. to a subsidiary of Teekay Corporation for $53.7 million. The resulting gain on sale of $18.5 million was accounted for as an equity contribution by Teekay Corporation. Please read Note 19.

Three of the Predecessor’s conventional tankers were employed on time-charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $5.3 million and $11.9 million during the first half of 2006 and the year ended December 31, 2005, respectively.
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
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

n.
Eight of OPCO’S Aframax conventional oil tankers and two FSO units (including the Dampier Spirit) were managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, OPCO incurred general and administrative expenses of $4.5 million, $6.1 million and $6.1 million during the years ended December 31, 2007, 2006, and 2005, respectively. During the years ended December 31, 2007, 2006, and 2005, $0.1 million, $0.8 million, and $0.9 million, respectively, of general and administrative expenses attributable to the operations of the Dampier Spirit were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.

o.
The Partnership, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation in connection with the initial public offering, pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, advisory and technical services and ship management services. During the year ended December 31, 2007 and the period from December 19, 2006 to December 31, 2006, the Partnership incurred $52.7 million and $0.3 million, respectively, of these costs. Prior to the Offering, the shore-based staff who provided these services to the Predecessor were transferred to a subsidiary of Teekay Corporation. During the years ended December 31, 2006, and 2005, $21.6 million and $14.8 million, respectively, of general and administrative expenses attributable to the operations of the Predecessor prior to the Offering were incurred by Teekay Corporation and have been allocated to the Predecessor.

p.
Pursuant to the Partnership’s partnership agreement, the Partnership reimburses the General Partner for all expenses incurred by the Partnership that are necessary or appropriate for the conduct of the Partnership’s business. During the year ended December 31, 2007, the Partnership incurred $0.8 million of these costs.

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

r.
In July 2007, the Partnership acquired interests in two double-hull shuttle tankers from Teekay Corporation for a total cost of $159.1 million, including assumption of debt of $93.7 million and the related interest rate swap agreement. The Partnership acquired Teekay Corporation’s 100% interest in the 2000-built Navion Bergen and its 50% interest in the 2006-built Navion Gothenburg, together with their respective 13-year, fixed-rate bareboat charters to Petroleo Brasileiro S.A. The purchases were financed with one of the Partnership’s existing Revolvers and the assumption of debt. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical cost was accounted for as an equity distribution to Teekay Corporation of $25.4 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
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

t.
In December 2007, Teekay Corporation contributed a $65.6 million, nine-year, 4.98% interest rate swap agreement (used to hedge the debt assumed in the purchase of the Navion Bergen) having a fair value liability of $2.6 million (Note 11), to the Partnership for no consideration and was accounted for as an equity distribution to Teekay Corporation.

u.
In December 2007, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to the Offering, totalling $4.8 million, including the settlement of a customer dispute in respect of vessels delivered prior to the Offering and other costs.

v.	At December 31, 2007 and 2006, advances to affiliates totaled $0.8 million and $30.8 million, respectively. Advances to and from affiliates are non-interest bearing and unsecured.
w.
In January 2007, Teekay Corporation contributed foreign exchange contracts for the forward purchase of a total of Australian Dollars 4.5 million having a fair value asset of $0.1 million, net of non-controlling interest, to OPCO for no consideration and was accounted for as an equity contribution from Teekay Corporation. The foreign exchange forward contracts matured by December 2007.

x.
During the year ended December 31, 2007, $1.2 million of interest expense attributable to the operations of the Navion Bergen was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

11.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives in accordance with its overall risk management policies. The following summarizes the Partnership’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.
The Partnership hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. These foreign exchange forward contracts are generally designated, for accounting purpose, as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense being hedged. The ineffective portion of these foreign exchange forward contracts has also been reported in operating expenses, based on the nature of the expense being economically hedged. During the year ended December 31, 2007, the Partnership recognized unrealized losses of $0.1 million in general and administrative expenses, relating to the ineffective portion of its foreign exchange forward contracts; (2006 — nil; 2005 — nil).
Changes in fair value of foreign exchange forward contracts that are not designated, for accounting purposes, as cash flow hedges are recognized in earnings and are reported in operating expenses, based on the nature of the related expense. During the year ended December 31, 2007, the Partnership recognized unrealized losses of $0.4 million in vessel operating expenses and unrealized gains of $0.1 million in foreign currency exchange (loss) gain, respectively, relating to foreign exchange forward contracts that are not designated as cash flow hedges; (2006 — nil; 2005- nil).
As at December 31, 2007, the Partnership was committed to the following foreign exchange contracts for the forward purchase of foreign currency:

	Contract amount in	Average	Expected maturity
	foreign currency	forward rate	2008	2009
	(millions)		(in millions of U.S. Dollars)
Norwegian Kroner	255.7	5.64	—	$45.4
Australian Dollar	5.0	1.25	$4.0	—
Singapore Dollar	4.1	1.44	$2.9	—
Euro	4.0	0.68	$5.8	—
As at December 31, 2007, the Partnership’s accumulated other comprehensive income of $0.3 million consisted of unrealized gains on foreign exchange forward contracts designated as cash flow hedges. As at December 31, 2007, the Partnership estimated, based on then current foreign exchange rates, that it would reclassify approximately $0.1 million of net gains on foreign exchange forward contracts from accumulated other comprehensive gain to earnings during the net 12 months due to actual vessel operating and general and administrative expenditures.
The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR-denominated borrowings. Unrealized gains or losses relating to changes in fair value of the Partnership’s interest rate swaps have been reported in interest expense in the consolidated statements of income (loss). During the year ended December 31, 2007, the Partnership recognized an unrealized loss in interest expense of $45.5 million (2006 — $3.3 million unrealized gain; 2005 — nil), relating to the changes in fair value of its interest rate swaps. During the years ended December 31, 2006 and 2005, the Partnership recognized an unrealized gain in equity income from joint ventures of $0.8 million and $0.2 million, respectively, relating to the changes in fair value of an interest rate swap held in a joint venture.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As at December 31, 2007, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /	Weighted-
			Carrying	Average
	Interest	Principal	Amount of	Remaining	Fixed
	Rate	Amount	Liability	Term	Interest Rate
	Index	$	$	(years)	(%)(1)
U.S. Dollar-denominated interest rate swaps (restated)	LIBOR	935,000	(9,374)	6.5	4.7
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	414,373	(11,676)	13.3	5.0

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2007, ranged from 0.50% and 0.80%.

(2)	Principal amount reduces quarterly or semiannually.
The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign exchange forward contracts and the interest rate swap agreements; however, the Partnership does not anticipate non-performance by any of the counter-parties.
12.	Income Taxes
The significant components of the Partnership’s deferred tax liabilities and assets are as follows:

	December 31,	December 31,
	2007	2006
	$	$
	(restated)	(restated)
Deferred tax liabilities:
Vessels and equipment	84,077	62,497
Goodwill and intangible assets	266	—
Long-term debt	94,071	34,504

Total deferred tax liabilities	178,414	97,001
Deferred tax assets:
Goodwill and intangible assets	—	368
Provisions	1,012	1,012
Tax losses carried forward (1)	100,096	21,715

Total deferred tax assets	101,108	23,095

Net deferred tax liabilities	77,306	73,906
Current portion	—	—

Long-term portion of net deferred tax liabilities	77,306	73,906

(1)	The net operating loss carryfowards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely.
Substantially all of the Partnership’s net income (loss) resulted from the operations of companies that were subject to income taxes in their countries of incorporation.
The components of the provision for income taxes are as follows:

		Year Ended December 31, 2006
		January 1	December 19
	Year Ended	to	to	Year Ended
	December 31,	December 18,	December 31,	December 31,
	2007	2006	2006	2005
	$	$	$	$
	(restated)	(restated)	(restated)	(restated)
Current	—	(2,850)	(106)	(3,839)
Deferred	10,516	(410)	(15)	16,214

Income tax recovery (expense)	10,516	(3,260)	(121)	12,375

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Reconciliations of the actual income tax rate attributable to pretax income and the applicable statutory income tax rate are as follows:

		Year Ended December 31, 2006
		January 1	December 19
	Year Ended	to	to	Year Ended
	December 31,	December 18,	December 31,	December 31,
	2007	2006	2006	2005
	%	%	%	%
	(restated)	(restated)	(restated)	(restated)
Actual income tax provision (credit) rate	(49.5)	(12.1)	3.0	(14.8)
Income not subject to income taxes	77.5	40.1	25.0	42.8

Applicable statutory income tax provision rate	28.0	28.0	28.0	28.0

13.	Commitments and Contingencies
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
14.	Supplemental Cash Flow Information
a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
	(restated)	(restated)	(restated)

Accounts receivable	(16,206)	3,452	13,031
Prepaid expenses and other assets	(1,957)	4,164	(17,487)
Accounts payable and accrued liabilities	(6,126)	4,643	9,132
Advances (to) from affiliate	(9,417)	38,780	14,363

	(33,706)	51,039	19,039

b)	Cash interest paid (including interest paid by the Dropdown Predecessor) during the years ended December 31, 2007, 2006 and 2005 totaled $73.9 million, $44.0 million and $38.3 million, respectively.
c)
Taxes paid (including taxes paid by the Dropdown Predecessor) during the years ended December 31, 2007, December 31, 2006 and December 31, 2005 totaled $1.8 million, $0.2 million and $6.5 million, respectively.

d)
The Partnership’s consolidated statement of cash flows for the years ended December 31, 2007, 2006 and 2005 reflect the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when each respective vessel began operations under the ownership of Teekay Corporation. If Teekay Corporation financed the construction or purchase of the vessel prior to the Dropdown Predecessor being included in the results of the Partnership, the expenditures for the vessel by Teekay Corporation have been treated as a non-cash transaction in the Partnership’s consolidated statement of cash flows. The non-cash investing activities related to the Dropdown Predecessor are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
	(restated)	(restated)	(restated)

Non-cash investing activities:
Expenditures for vessels and equipment	71,646	—	—
e)
Net change in parent’s equity in the Dropdown Predecessor includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
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
16.	Partners’ Capital and Net Income (Loss) Per Unit
At December 31, 2007, of our total units outstanding, 40.25% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
Limited Partners’ Rights
Significant rights of the limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.
•	No limited partner shall have any management power over the Partnership’s business and affairs; the general partner shall conduct, direct and manage our activities.
•
The General Partner may be removed if such removal is approved by unitholders holding at least 66 2/3% of the outstanding units voting as a single class, including units held by the General Partner and its affiliates.

Subordinated Units
All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
For the purpose of the net income (loss) per unit calculation (as defined below), during the first quarter of 2007, net income did not exceed the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income resulted in an unequal distribution of net income between the subordinated unit holders and common unit holders. During the second quarter of 2007, net income exceeded the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income resulted in an equal distribution of net income between the subordinated unit holders and common unit holders. During the last two quarters of 2007, the Partnership incurred net losses and, consequently, the assumed distributions of net losses resulted in equal distributions of net losses between the subordinated unit holders and common unit holders.
Incentive Distribution Rights
The General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.35	98%	2%
Up to $0.4025	98%	2%
Above $0.4025 up to $0.4375	85%	15%
Above $0.4375 up to $0.525	75%	25%
Above $0.525	50%	50%

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
For the purpose of the net income (loss) per unit calculation, during the first quarter of 2007, net income did not exceed $0.4025 per unit and, consequently, the assumed distribution of net income did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income. During the second quarter of 2007, net income exceeded $0.4025 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income. During the last two quarters of 2007, the Partnership incurred net losses and, consequently, the assumed distributions of net losses did not result in the use of the increasing percentages to calculate the General Partner’s interest in net losses.
Net Income (Loss) Per Unit
Net income (loss) per unit is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor and the amount of net income (loss) allocated to the General Partner’s interest from the issuance date of the common units of December 19, 2006, by the weighted-average number of units outstanding during the applicable period. For periods prior to December 19, 2006, such units are deemed equal to the common and subordinated units received by Teekay Corporation in exchange for net assets contributed to the Partnership in connection with its initial public offering, or 12,600,000 units.
As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the interests of the General Partner, common unit holders and subordinated unitholders in net income are calculated as if all net income for periods subsequent to December 19, 2006 was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and foreign currency translation gains (losses).
Pursuant to the partnership agreement, income allocations are made on a quarterly basis; therefore, earnings per limited partner unit for each year is calculated as the sum of the quarterly earnings per limited partner unit for each of the four quarters in the year.
17.	Valuation and Qualifying Accounts

	Balance at beginning	Balance at end
	of year	of year
	$	$
Allowance for bad debts:
Year ended December 31, 2006	987	401
Year ended December 31, 2007	401	—

Restructuring cost accrual:
Year ended December 31, 2006	955	71
Year ended December 31, 2007	71	—
18.	Restatement of Previously Issued Financial Statements
(a) Derivative Instruments and Hedging Activities and Other
In August 2008, the Partnership commenced a review of its application of Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Based on its review the Partnership concluded that certain of its interest rate swap agreements and foreign currency forward contracts did not qualify for hedge accounting treatment under SFAS No. 133 for the years ended December 31, 2003 to 2007. The Partnership’s findings were as follows:
•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on the Partnership’s review, the Partnership concluded that the prospective hedge effectiveness assessment that was conducted for certain of the Partnership interest rate swap agreements on the date of designation was not sufficient to conclude that the interest rate swaps would be highly effective in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that the applicable hedge documentation specifies the method that will be used to assess, retrospectively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Documentation for certain of the Partnership’s interest rate swap agreements did not clearly specify the method to be used to measure hedge ineffectiveness.

•
Certain of the Partnership’s derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as the Partnership used certain methods of measuring ineffectiveness that are not allowed in the case of non-zero fair value derivatives.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
For accounting purposes the Partnership should have reflected changes in fair value of these derivative instruments as increases or decreases to the Partnership’s net income (loss) on its consolidated statements of income (loss), instead of being reflected as increases or decreases to accumulated other comprehensive income (loss), a component of partners’/owner’s equity on the consolidated balance sheets and statements of changes in partners’/owner’s equity.
The Partnership has also restated certain other items primarily related to accounting for the non-controlling interest in one of its 50% pwned subsidiaries and adjusting estimates relating to deferred income taxes and the fair value of derivative instruments at December 31, 2007.
The change in accounting for these transactions does not affect the Partnership’s cash flows, liquidity or cash distributions to partners.
(b) Vessels Acquired from Teekay Corporation
In connection with the Partnership assessing the potential impact of SFAS No. 141(R), which replaces SFAS No. 141, Business Combinations, and is effective for fiscal years beginning after December 15, 2008, the Partnership re-assessed its accounting treatment of interests in vessels it purchased from Teekay Corporation (Teekay) subsequent to the Partnership’s initial public offering in December 2006. The Partnership has historically treated the acquisition of interests in these vessels as asset acquisitions, not business acquisitions. If the acquisitions were deemed to be business acquisitions, the acquisitions would have been accounted for in a manner similar to the pooling of interest method whereby the Partnership’s consolidated financial statements prior to the date the interests in these vessels were acquired by it would be retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor) from the date that the Partnership and the acquired vessels were both under common control of Teekay and had begun operations. The Partnership now has determined that the acquisitions should have been accounted for as business acquisitions under United States generally accepted accounting principles.
The impact of the retroactive Dropdown Predecessor adjustments does not affect the limited partners’ interest in net income, earnings per unit, or cash distributions to partners. However, the impact of the retroactive Dropdown Predecessor adjustments has resulted in an increase in previously reported net income for the years ended December 31, 2007, 2006 and 2005.
In July 2007, the Partnership acquired from Teekay ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg, respectively. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, the Partnership acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s balance sheet as at December 31, 2006, and its statements of income (loss), cash flows and changes in partners’ equity/owner’s equity for the years ended December 31, 2007, 2006 and 2005 reflect these vessels as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay. These vessels began operations on April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg) and March 15, 1998 (Dampier Spirit).
(c) Discontinued Operations
In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Partnership has reclassified the operations of Navion Shipping Ltd., a subsidiary of Teekay Offshore Partners Predecessor, as discontinued operations effective July 1, 2006 with retroactive restatement for comparative periods. Prior to the Partnership’s initial public offering, on July 1, 2006, Teekay Offshore Partners Predecessor sold Navion Shipping Ltd. to a subsidiary of Teekay. At the time of the sale, all of Teekay Offshore Partners Predecessor’s chartered-in conventional tankers were chartered-in by Navion Shipping Ltd. and subsequently time chartered to a subsidiary of Teekay. The operations and cash flows of Navion Shipping Ltd. should have been eliminated from the Partnership’s ongoing operations as a result of the sale and the Partnership does not have any significant continuing involvement in the operations of the disposed component. Therefore, the Partnership has reclassified the operations of Navion Shipping Ltd. as discontinued operations for all periods prior to its disposition on July 1, 2006.
The change in presentation of the results of Navion Shipping Ltd. to discontinued operations does not affect total assets, total partners’ equity, net income, earnings per unit or cash distributions to partners for any period.
(d) Vision Incentive Plan
In the preparation of the combined consolidated financial statements of the Predecessor for the period prior to the Partnership’s initial public offering, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses were allocated from Teekay to the Predecessor based on the Predecessor’s proportionate share of Teekay’s total ship-operating (calendar) days for each of the periods presented. During 2005 and 2006, a portion of the general and administrative expense allocation included accrued costs relating to a long-term share-based incentive plan (the Vision Incentive Plan or VIP) for senior management. During 2005, Teekay had accrued and expensed a portion of the VIP without consideration of certain vesting provisions as required under GAAP. Upon transition to SFAS 123R on January 1, 2006, Teekay was required to account for the VIP based on the fair value of the award , as the VIP has a share priced-based component. However, Teekay continued to calculate compensation expense for the VIP under the methodology it had followed in 2005 as Teekay did not identify the VIP as within the scope of SFAS 123R. As a result, the Partnership has restated the general and adminstrative expenses allocation for the periods before the initial public offering.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Because this change in general and administrative expenses is the result of a change in an allocation of cost from Teekay to the Predecessor for the period prior to the Partnership’s initial public offering, this restatement will have no affect on the Partnership’s equity, liabilities or expenses for any period subsequent to the initial public offering.
As a result of the conclusions described above in this Note 18, the Partnership is restating herein its historical balance sheets as of December 31, 2007 and 2006; its statements of income (loss), cash flows and changes in partners’ equity/owner’s equity for the years ended December 31, 2007, 2006 and 2005.
The following table sets forth a reconciliation of the Partnership’s previously reported and restated net income (loss) and owner’s equity as of the date and for the periods shown (in thousands of US dollars):

					Total
					Owner’s Equity
	Net Income (Loss)				(Predecessor
		Year Ended December 31, 2006			and Dropdown
		January 1	December 19		Predecessor)
	Year Ended	to	to	Year Ended	At
	December 31,	December 18,	December 31,	December 31,	December 31,
	2007	2006	2006	2005	2004
	$	$	$	$	$

As previously reported	19,672	(33,563)	848	84,747	659,212
Adjustments:
Derivative instruments, net of non-controlling interest and other (1)	(17,014)	2,806	500	756	—
Dropdown Predecessor (2)	1,300	3,097	114	2,910	44,016
Vision Incentive Plan	—	(2,632)	—	7,500	—

As restated	3,958	(30,292)	1,462	95,913	703,228

(1)
Includes an adjustment totaling ($3.6) million for the year ended December 31, 2007 relating to the accounting for the non-controlling interest in one of our 50% owned subsidiaries and adjusting amounts related to deferred income taxes and the fair value of derivative instruments at December 31, 2007.

(2)
Relates to the results for the pre-acquisition periods in which the Partnership and the acquired interests in vessels, as listed below, were both in operation and under the common control of Teekay Corporation, as follows:

•	Dampier Spirit (FSO unit) for March 15, 1998 to September 30, 2007;

•	Navion Bergen (shuttle tanker) for April 16, 2007 to June 30, 2007; and

•	Navion Gothenburg (shuttle tanker) began operations concurrently with the Partnership’s acquisition of it on July 24, 2007.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Consolidated Statement of Income (Loss) (in thousands of U.S. dollars, except unit and per unit amounts):

	Year Ended December 31, 2007
		Adjustments
		Derivative
	As	Instruments	Dropdown	As
	Reported	and Other	Predecessor	Restated
	$	$	$	$

VOYAGE REVENUES	775,969	—	9,234	785,203

OPERATING EXPENSES
Voyage expenses	151,583	—	54	151,637
Vessel operating expenses	143,247	365	6,048	149,660
Time-charter hire expense	150,463	—	—	150,463
Depreciation and amortization	122,415	—	1,955	124,370
General and administrative	61,530	(40)	914	62,404

Total operating expenses	629,238	325	8,971	638,534

Income (loss) from vessel operations	146,731	(325)	263	146,669

OTHER ITEMS
Interest expense	(79,768)	(45,192)	(1,344)	(126,304)
Interest income	5,774	—	97	5,871
Foreign currency exchange (loss) gain	(12,144)	(626)	1,092	(11,678)
Income tax recovery (expense)	10,924	(1,600)	1,192	10,516
Other income — net	10,403	—	—	10,403

Total other items	(64,811)	(47,418)	1,037	(111,192)

Income (loss) before non-controlling interest	81,920	(47,743)	1,300	35,477
Non-controlling interest	(62,248)	30,729	—	(31,519)

Net income (loss)	19,672	(17,014)	1,300	3,958

Dropdown Predecessor’s interest in net income	—			1,300
General partner’s interest in net income	393			733
Limited partners’ interest:
Net income	19,279			1,925
Net income per:
- Common unit (basic and diluted)	1.26			0.12
- Subordinated unit (basic and diluted)	0.70			0.07
- Total unit (basic and diluted)	0.99			0.10

Weighted average number of units outstanding:
- Common units (basic and diluted)	9,800,000			9,800,000
- Subordinated units (basic and diluted)	9,800,000			9,800,000
- Total units (basic and diluted)	19,600,000			19,600,000

Cash distributions declared per unit	1.14			1.14

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Consolidated Statement of Income (Loss) (in thousands of U.S. dollars, except unit and per unit amounts):

	January 1 to December 18, 2006
		Adjustments
					Vision
	As	Derivative	Dropdown	Discontinued	Incentive	As
	Reported	Instruments	Predecessor	Operations	Plan	Restated
	$	$	$	$	$	$

VOYAGE REVENUES	684,766	—	12,762	(80,014)	—	617,514

OPERATING EXPENSES
Voyage expenses	91,321	—	—	—	—	91,321
Vessel operating expenses	102,311	—	5,680	—	—	107,991
Time-charter hire expense	239,311	—	—	(79,338)	—	159,973
Depreciation and amortization	98,386	—	2,437	—	—	100,823
General and administrative	70,387	—	1,327	(11,332)	2,632	63,014
Gain on sale of vessels and equipment, net of writedowns	(4,778)	—	—	—	—	(4,778)
Restructuring charge	832	—	—	—	—	832

Total operating expenses	597,770	—	9,444	(90,670)	2,632	519,176

Income from vessel operations	86,996	—	3,318	10,656	(2,632)	98,338

OTHER ITEMS
Interest expense	(67,225)	2,763	—	—	—	(64,462)
Interest income	5,167	—	—	—	—	5,167
Equity income from joint ventures	6,162	159	—	—	—	6,321
Foreign currency exchange (loss) gain	(66,574)	—	360	—	—	(66,214)
Income tax expense	(2,672)	—	(588)	—	—	(3,260)
Other income — net	8,360	—	7	—	—	8,367

Total other items	(116,782)	2,922	(221)	—	—	(114,081)

(Loss) income before non-controlling interest	(29,786)	2,922	3,097	10,656	(2,632)	(15,743)
Non-controlling interest	(3,777)	(116)	—	—	—	(3,893)

Net (loss) income from continuing operations	(33,563)	2,806	3,097	10,656	(2,632)	(19,636)
Net loss from discontinued operations	—	—	—	(10,656)	—	(10,656)

Net (loss) income	(33,563)	2,806	3,097	—	(2,632)	(30,292)

Dropdown predecessor’s interest in net income	—					3,097
General partner’s interest in net loss	—					—
Limited partners’ interest:
Net loss from continuing operations	(33,563)					(22,733)
Net loss from continuing operations per:
- Common unit (basic and diluted)	(2.66)					(1.80)
- Subordinated unit (basic and diluted)	(2.66)					(1.80)
- Total unit (basic and diluted)	(2.66)					(1.80)

Net loss from discontinued operations	—					(10,656)
Net loss from discontinued operations per:
- Common unit (basic and diluted)	—					(0.85)
- Subordinated unit (basic and diluted)	—					(0.85)
- Total unit (basic and diluted)	—					(0.85)

Net loss	(33,563)					(33,389)
Net loss per:
- Common unit (basic and diluted)	(2.66)					(2.65)
- Subordinated unit (basic and diluted)	(2.66)					(2.65)
- Total unit (basic and diluted)	(2.66)					(2.65)

Weighted average number of units outstanding:
- Common units (basic and diluted)	2,800,000					2,800,000
- Subordinated units (basic and diluted)	9,800,000					9,800,000
- Total units (basic and diluted)	12,600,000					12,600,000

Cash distributions declared per unit	—					—

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Consolidated Statement of Income (in thousands of U.S. dollars, except unit and per unit amounts):

	December 19 to December 31, 2006
		Adjustments
	As	Derivative	Dropdown	As
	Reported	Instruments	Predecessor	Restated
	$	$	$	$

VOYAGE REVENUES	23,926	—	471	24,397

OPERATING EXPENSES
Voyage expenses	3,102	—	—	3,102
Vessel operating expenses	4,087	—	210	4,297
Time-charter hire expense	5,641	—	—	5,641
Depreciation and amortization	3,636	—	90	3,726
General and administrative	2,129	—	48	2,177

Total operating expenses	18,595		348	18,943

Income from vessel operations	5,331	—	123	5,454

OTHER ITEMS
Interest expense	(2,200)	583	—	(1,617)
Interest income	191	—	—	191
Foreign currency exchange (loss) gain	(131)	—	13	(118)
Income tax expense	(99)	—	(22)	(121)
Other income — net	309	—	—	309

Total other items	(1,930)	583	(9)	(1,356)

Income before non-controlling interest	3,401	583	114	4,098
Non-controlling interest	(2,553)	(83)	—	(2,636)

Net income	848	500	114	1,462

Dropdown Predecessor’s interest in net income	—			114
General partner’s interest in net income	17			64
Limited partners’ interest:
Net income	831			1,284
Net income per:
- Common unit (basic and diluted)	0.05			0.07
- Subordinated unit (basic and diluted)	0.04			0.06
- Total unit (basic and diluted)	0.04			0.07

Weighted average number of units outstanding:
- Common units (basic and diluted)	9,800,000			9,800,000
- Subordinated units (basic and diluted)	9,800,000			9,800,000
- Total units (basic and diluted)	19,600,000			19,600,000

Cash distributions declared per unit	—			—

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Consolidated Statement of Income (in thousands of U.S. dollars, except unit and per unit amounts):

	Year Ended December 31, 2005
		Adjustments
					Vision
	As	Derivative	Dropdown	Discontinued	Incentive	As
	Reported	Instruments	Predecessor	Operations	Plan	Restated
	$	$	$	$	$	$

VOYAGE REVENUES	807,548	—	14,837	(209,139)	—	613,246

OPERATING EXPENSES
Voyage expenses	74,543	—	—	—	—	74,543
Vessel operating expenses	104,475	—	6,110	(1,105)	—	109,480
Time-charter hire expense	373,536	—	—	(203,849)	—	169,687
Depreciation and amortization	107,542	—	2,748	(466)	—	109,824
General and administrative	85,856	—	1,436	(23,066)	(7,500)	56,726
Gain on sale of vessels and equipment	2,820	—	—	—	—	2,820
Restructuring charge	955	—	—	—	—	955

Total operating expenses	749,727	—	10,294	(228,486)	(7,500)	524,035

Income from vessel operations	57,821	—	4,543	19,347	7,500	89,211

OTHER ITEMS
Interest expense	(39,791)	—	(192)	—	—	(39,983)
Interest income	4,605	—	7	—	—	4,612
Equity income from joint ventures	5,199	756	—	—	—	5,955
Foreign currency exchange gain	34,178	—	50	—	—	34,228
Income tax recovery (expense)	13,873	—	(1,498)	—	—	12,375
Other income — net	9,091	—	—	—	—	9,091

Total other items	27,155	756	(1,633)	—	—	26,278

Income before non-controlling interest	84,976	756	2,910	19,347	7,500	115,489
Non-controlling interest	(229)	—	—	—	—	(229)

Net income from continuing operations	84,747	756	2,910	19,347	7,500	115,260
Net loss from discontinued operations	—	—	—	(19,347)	—	(19,347)

Net income	84,747	756	2,910	—	7,500	95,913

Dropdown predecessor’s interest in net income	—					2,910
General partner’s interest in net income	—					—
Limited partners’ interest:
Net income from continuing operations	84,747					112,350
Net income from continuing operations per:
- Common unit (basic and diluted)	6.73					8.92
- Subordinated unit (basic and diluted)	6.73					8.92
- Total unit (basic and diluted)	6.73					8.92

Net loss from discontinued operations	—					(19,347)
Net loss from discontinued operations per:
- Common unit (basic and diluted)	—					(1.54)
- Subordinated unit (basic and diluted)	—					(1.54)
- Total unit (basic and diluted)	—					(1.54)

Net income	84,747					93,003
Net income per:
- Common unit (basic and diluted)	6.73					7.38
- Subordinated unit (basic and diluted)	6.73					7.38
- Total unit (basic and diluted)	6.73					7.38

Weighted average number of units outstanding:
- Common units (basic and diluted)	2,800,000					2,800,000
- Subordinated units (basic and diluted)	9,800,000					9,800,000
- Total units (basic and diluted)	12,600,000					12,600,000

Cash distributions declared per unit	—					—

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Consolidated Balance Sheets (in thousands of U.S. dollars):

	December 31, 2007
		Adjustment
		Derivative
	As	Instruments and	As
	Reported	Other	Restated
	$	$	$

ASSETS
Current
Cash and cash equivalents	121,224	—	121,224
Accounts receivable, net	42,245	—	42,245
Due from affiliate	796	—	796
Net investment in direct financing leases — current	22,268	—	22,268
Prepaid expenses	34,219	—	34,219
Other current assets	7,644	—	7,644

Total current assets	228,396	—	228,396

Vessels and equipment
At cost, less accumulated depreciation	1,662,865	—	1,662,865

Net investment in direct financing leases	78,199	—	78,199
Other assets	14,423	—	14,423
Intangible assets — net	55,355	—	55,355
Goodwill — shuttle tanker segment	127,113	—	127,113

Total assets	2,166,351	—	2,166,351

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	12,076	—	12,076
Accrued liabilities	38,464	—	38,464
Current portion of long-term debt	64,060	—	64,060

Total current liabilities	114,600	—	114,600

Long-term debt	1,453,407	—	1,453,407
Deferred income taxes	75,706	1,600	77,306
Other long-term liabilities	50,024	1,000	51,024

Total liabilities	1,693,737	2,600	1,696,337

Non-controlling interest	391,645	968	392,613

Partners’ equity
Partners’ equity	86,282	(9,174)	77,108
Accumulated other comprehensive (loss) income	(5,313)	5,606	293

Total partners’ equity	80,969	(3,568)	77,401

Total liabilities and partners’ equity	2,166,351	—	2,166,351

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Consolidated Balance Sheets (in thousands of U.S. dollars):

	December 31, 2006
		Adjustments
	As	Derivative	Dropdown	As
	Reported	Instruments	Predecessor	Restated
	$	$	$	$
ASSETS
Current
Cash and cash equivalents	113,986	—	—	113,986
Accounts receivable, net	24,635	—	1,191	25,826
Due from affiliate	—	—	30,757	30,757
Net investment in direct financing leases — current	21,764	—	—	21,764
Prepaid expenses	24,608	—	—	24,608
Other current assets	7,732	—	54	7,786

Total current assets	192,725	—	32,002	224,727

Vessels and equipment
At cost, less accumulated depreciation	1,524,842	—	7,901	1,532,743

Net investment in direct financing leases	92,018	—	—	92,018
Other assets	38,198	—	—	38,198
Intangible assets — net	66,425	—	—	66,425
Goodwill — shuttle tanker segment	127,113	—	—	127,113

Total assets	2,041,321	—	39,903	2,081,224

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	7,366	—	93	7,459
Accrued liabilities	42,987	—	2,646	45,633
Current portion of long-term debt	17,656	—	—	17,656
Due to affiliate	16,951	—	(16,951)	—

Total current liabilities	84,960	—	(14,212)	70,748

Long-term debt	1,285,696	—	—	1,285,696
Deferred income taxes	71,583	—	2,323	73,906
Other long-term liabilities	32,163	—	—	32,163

Total liabilities	1,474,402	—	(11,889)	1,462,513

Non-controlling interest	427,977	—	—	427,977

Dropdown Predecessor’s equity			51,792	51,792
Partners’ equity
Partners’ equity	133,642	5,300	—	138,942
Accumulated other comprehensive income (loss)	5,300	(5,300)	—	—

Total partners’ equity and dropdown predecessor’s equity	138,942	—	51,792	190,734

Total liabilities, partners’ equity and dropdown predecessor’s equity	2,041,321	—	39,903	2,081,224

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Statements of Cash Flows (in thousands of U.S. dollars):

	December 31, 2007
		Adjustments
		Derivative
	As	Instruments and	Dropdown	As
	Reported	Other	Predecessor	Restated
	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	19,672	(17,014)	1,300	3,958
Non-cash items:
Unrealized loss on derivative instruments	—	45,957	—	45,957
Depreciation and amortization	122,415	—	1,955	124,370
Non-controlling interest	62,248	(30,729)	—	31,519
Deferred income tax recovery	(10,924)	1,600	(1,192)	(10,516)
Foreign currency exchange loss (gain) and other	11,841	186	(602)	11,425
Change in non-cash working capital items related to operating activities	(31,588)	—	(2,118)	(33,706)
Distribution from subsidiaries to minority owners	(78,107)	—	—	(78,107)
Expenditures for drydocking	(39,626)	—	(9,427)	(49,053)

Net operating cash flow	55,931	—	(10,084)	45,847

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	247,243	—	51,200	298,443
Scheduled repayments of long-term debt	(17,328)	—	—	(17,328)
Prepayments of long-term debt	(152,000)	—	—	(152,000)
Expenses from issuance of common units	(2,793)	—	—	(2,793)
Net advances from affiliates	—	—	(42,935)	(42,935)
Equity distribution to Teekay Corporation	—	—	1,819	1,819
Distribution to Teekay Corporation relating to purchase of Navion Bergen LLC and purchase of a 50% interest in Navion Gothenburg LLC	—	—	(55,158)	(55,158)
Distribution to Teekay Corporation relating to purchase of Dampier LLC	—	—	(30,253)	(30,253)
Cash distributions paid	(22,700)	—	—	(22,700)
Other	(1,000)	—	—	(1,000)

Net financing cash flow	51,422	—	(75,327)	(23,905)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(20,997)	—	—	(20,997)
Proceeds from sale of vessels and equipment	3,225	—	—	3,225
Investment in direct financing lease assets	(8,378)	—	—	(8,378)
Direct financing lease payments received	21,677	—	—	21,677
Purchase of Navion Bergen LLC and a 50% interest in Navion Gothenburg LLC	(65,389)	—	65,389	—
Purchase of a 50% interest in Navion Gothenburg LLC	—	—	(10,231)	(10,231)
Purchase of Dampier LLC	(30,253)	—	30,253	—

Net investing cash flow	(100,115)	—	85,411	(14,704)

Increase in cash and cash equivalents	7,238	—	—	7,238
Cash and cash equivalents, beginning of the year	113,986	—	—	113,986

Cash and cash equivalents, end of the year	121,224	—	—	121,224

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Statements of Cash Flows (in thousands of U.S. dollars):

	December 31, 2006
		Adjustments
					Vision
	As	Derivative	Dropdown	Discontinued	Incentive	As
	Reported	Instruments	Predecessor	Operations	Plan	Restated
	$	$	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	(32,715)	3,306	3,211	—	(2,632)	(28,830)
Non-cash items:
Unrealized gain on derivative instruments	—	(3,346)	—	—	—	(3,346)
Depreciation and amortization	102,022	—	2,527	—	—	104,549
Non-controlling interest	6,330	199	—	—	—	6,529
Gain on sale of vessels	(6,928)	—	—	—	—	(6,928)
Loss on writedown of vessels and equipment	2,150	—	—	—	—	2,150
Equity income, net of dividends received	(160)	(159)	—	—	—	(319)
Deferred income tax expense (recovery)	2,771	—	(2,346)	—	—	425
Foreign currency exchange loss (gain) and other	72,768	—	(330)	—	—	72,438
Change in non-cash working capital items related to operating activities	40,727	—	2,812	—	7,500	51,039
Distribution from subsidiaries to minority owners	(4,224)	—	—	—	—	(4,224)
Expenditures for drydocking	(31,255)	—	—	—	—	(31,255)

Net operating cash flow	151,486	—	5,874	—	4,868	162,228

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	1,290,750	—	—	—	—	1,290,750
Capitalized loan costs	(6,178)	—	—	—	—	(6,178)
Scheduled repayments of long-term debt	(119,900)	—	—	—	—	(119,900)
Prepayments of long-term debt	(493,527)	—	—	—	—	(493,527)
Repayments of capital lease obligations	(34,245)	—	—	—	—	(34,245)
Proceeds from issuance of common units	157,963	—	—	—	—	157,963
Net advances to affiliates	(786,816)	—	(6,672)	—	—	(793,488)
Equity distribution (to) from Teekay Corporation	(226,816)	—	798	—	(4,868)	(230,886)
Other	(727)	—	—	—	—	(727)

Net financing cash flow	(219,496)	—	(5,874)	—	(4,868)	(230,238)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(31,079)	—	—	—	—	(31,079)
Proceeds from sale of vessels and equipment	61,713	—	—	—	—	61,713
Investment in direct financing lease assets	(13,256)	—	—	—	—	(13,256)
Direct financing lease payments received	19,323	—	—	—	—	19,323
Cash assumed upon consolidation of 50%-owned subsidiaries	17,055	—	—	—	—	17,055
Other	(746)	—	—	—	—	(746)

Net investing cash flow	53,010	—	—	—	—	53,010

Decrease in cash and cash equivalents	(15,000)	—	—	—	—	(15,000)
Adjustment for net change in cash and cash equivalents in discontinued operations	—	—	—	2,456	—	2,456

Cash and cash equivalents, beginning of the year	128,986	—	—	(2,456)	—	126,530

Cash and cash equivalents, end of the year	113,986	—	—	—	—	113,986

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Statements of Cash Flows (in thousands of U.S. dollars):

	December 31, 2005
		Adjustments
					Vision
	As	Derivative	Dropdown	Discontinued	Incentive	As
	Reported	Instruments	Predecessor	Operations	Plan	Restated
	$	$	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	84,747	756	2,910	—	7,500	95,913
Non-cash items:
Depreciation and amortization	107,542	—	2,748	—	—	110,290
Non-controlling interest	229	—	—	—	—	229
Gain on sale of vessels	(9,423)	—	—	—	—	(9,423)
Loss on writedown of vessels and equipment	12,243	—	—	—	—	12,243
Equity income, net of dividends received	(2,449)	(756)	—	—	—	(3,205)
Deferred income tax (recovery) expense	(14,202)	—	(2,012)	—	—	(16,214)
Foreign currency exchange (gain) loss and other	(40,045)	—	78	—	—	(39,967)
Change in non-cash working capital items related to operating activities	22,951	—	3,588	—	(7,500)	19,039
Distribution from subsidiaries to minority owners	(9,618)	—	—	—	—	(9,618)
Expenditures for drydocking	(8,906)	—	—	—	—	(8,906)

Net operating cash flow	143,069	—	7,312	—	—	150,381

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	1,226,804	—	—	—	—	1,226,804
Capitalized loan costs	(639)	—	—	—	—	(639)
Scheduled repayments of long-term debt	(29,884)	—	(10,000)	—	—	(39,884)
Prepayments of long-term debt	(1,382,140)	—	—	—	—	(1,382,140)
Repayments of capital lease obligations	(1,248)	—	—	—	—	(1,248)
Net advances to affiliates	(12,829)	—	1,830	—	—	(10,999)
Equity distribution from Teekay Corporation	—	—	858	—	—	858
Investment in subsidiaries from non-controlling interest owners	8,000	—	—	—	—	8,000

Net financing cash flow	(191,936)	—	(7,312)	—	—	(199,248)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(24,760)	—	—	—	—	(24,760)
Proceeds from sale of vessels and equipment	73,220	—	—	—	—	73,220
Investment in direct financing lease assets	(23,708)	—	—	—	—	(23,708)
Direct financing lease payments received	12,440	—	—	—	—	12,440
Other	(3,068)	—	—	—	—	(3,068)

Net investing cash flow	34,124	—	—	—	—	34,124

Decrease in cash and cash equivalents	(14,743)	—	—	—	—	(14,743)
Adjustment for change in cash and cash equivalents in discontinued operations	—	—	—	10,970	—	10,970
Cash and cash equivalents, beginning of the year	143,729	—	—	(13,426)	—	130,303

Cash and cash equivalents, end of the year	128,986	—	—	(2,456)	—	126,530

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
19.	Discontinued Operations
On July 1, 2006, the Predecessor sold Navion Shipping Ltd. to a subsidiary of Teekay Corporation for $53.7 million. The resulting gain on sale of $18.5 million was accounted for as an equity contribution by Teekay Corporation. At the time of the sale, all of the Predecessor’s chartered-in conventional tankers were chartered-in by Navion Shipping Ltd. and subsequently time chartered to a subsidiary of Teekay Corporation at charter rates that provided a fixed 1.25% profit margin. These chartered-in conventional tankers were operated in the spot market by the subsidiary of Teekay Corporation.
The loss from discontinued operations of Navion Shipping Ltd. is summarized as follows:

	January 1	January 1
	to	to
	June 30,	December 31,
	2006	2005
Voyage revenues(1)	$80,014	$209,139

Loss from discontinued operations before income tax expense	$(10,656)	$(19,347)
Income tax expense	—	—

Loss from discontinued operations	$(10,656)	$(19,347)

(1)
During the six months ended June 30, 2006 and the year ended December 31, 2005, the Predecessor earned $79.5 million and $194.0 million, respectively, of time charter revenue from a subsidiary of Teekay Corporation pursuant to the agreement with Navion Shipping Ltd.

During the six months ended June 30, 2006 and the year ended December 31, 2005, $10.7 million and $21.9 million, respectively, of general and administrative expenses attributable to the operations of Navion Shipping Ltd. were incurred by Teekay Corporation and have been allocated to Navion Shipping Ltd.

Prior to being reported as discontinued operations, these results were reported within the conventional tanker segment.

EXHIBIT 8.1
LIST OF SIGNIFICANT SUBSIDIARIES
The following is a list of Teekay Offshore Partners L.P.’s significant subsidiaries as at December 31, 2007:

		Proportion of
	State or	Ownership
Name of Significant Subsidiary	Jurisdiction of Incorporation	Interest

TEEKAY AUSTRALIA OFFSHORE HOLDINGS PTY LTD.	AUSTRALIA	100%
NAVION BERGEN L.L.C.	MARSHALL ISLANDS	100%
NAVION GOTHENBURG L.L.C.	MARSHALL ISLANDS	50%
NAVION OFFSHORE LOADING AS	NORWAY	26%
NORSK TEEKAY AS	NORWAY	26%
NORSK TEEKAY HOLDINGS LTD.	MARSHALL ISLANDS	26%
TEEKAY EUROPEAN HOLDINGS S.A.R.L.	LUXEMBOURG	26%
TEEKAY NAVION OFFSHORE LOADING PTE. LTD.	SINGAPORE	26%
TEEKAY NETHERLANDS EUROPEAN HOLDINGS BV.	NETHERLANDS	26%
TEEKAY NORDIC HOLDINGS INC.	MARSHALL ISLANDS	26%
TEEKAY NORWAY AS	NORWAY	26%
TEEKAY OFFSHORE OPERATING L.P.	MARSHALL ISLANDS	26%
UGLAND NORDIC SHIPPING AS	NORWAY	26%

EXHIBIT 12.1
CERTIFICATION
I, Peter Evensen, certify that:
1.	I have reviewed this Annual Report on Form 20-F/A of Teekay Offshore Partners, L.P. (the “Registrant”);
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

4.
I and the Registrant’s other certifying officer (which is also myself) are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

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

c)
Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.
I and the Registrant’s other certifying officer (which is also myself) have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the board of directors of the Registrant’s general partner (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: April 2, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer

EXHIBIT 12.2
CERTIFICATION
I, Peter Evensen, certify that:
1.	I have reviewed this Annual Report on Form 20-F/A of Teekay Offshore Partners, L.P. (the “Registrant”);
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

4.
I and the Registrant’s other certifying officer (which is also myself) are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13(a)-15(f) and 15(d)-15(f)) for the Registrant and have:

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

c)
Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.
I and the Registrant’s other certifying officer (which is also myself) have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the board of directors of the Registrant’s general partner (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: April 2, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Financial Officer

EXHIBIT 13.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Teekay Offshore Partners L.P. (the “Partnership”) on Form 20-F/A for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Form 20-F/A”), I, Peter Evensen, Chief Executive Officer and Chief Financial Officer of the Partnership, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Form 20-F/A fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and
(2)	The information contained in the Form 20-F/A fairly presents, in all material respects, the financial condition and results of operations of the Partnership.
Dated: April 2, 2009

By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer

EXHIBIT 15.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-147682) pertaining to the Teekay Offshore Partners L.P. 2006 Long Term Incentive Plan and in the Registration Statement (Form F-3 No. 333-150682) and related prospectus of Teekay Offshore Partners L.P. for the registration of up to $750,000,000 of its common units of our report dated March 12, 2008, except for Notes 18 and 19, as to which the date is April 2, 2009, with respect to the consolidated financial statements of Teekay Offshore Partners L.P. and its subsidiaries, and our report dated March 12, 2008, except for paragraphs 5 through 7 of Management’s Annual Report on Internal Control over Financial Reporting (as restated), as to which the date is April 2, 2009, on the effectiveness of internal control over financial reporting of Teekay Offshore Partners L.P., and our report dated March 12, 2008, except for Notes 15 and 16, as to which the date is April 2, 2009, on the consolidated balance sheet of Teekay Offshore GP L.L.C., included in the Annual Report (Form 20-F/A) for the year ended December 31, 2007.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
April 2, 2009	Chartered Accountants

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
As discussed in Note 15 to the accompanying consolidated financial statement, the Company has restated its consolidated balance sheet as of December 31, 2007.

Vancouver, Canada	/s/ Ernst & Young LLP
March 12, 2008,	Chartered Accountants
except for Notes 15 and 16, as to
as to which the date is April 2, 2009

F - 36

TEEKAY OFFSHORE GP L.L.C. (Note 1)
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

As at
December 31,
2007
(restated)
$
ASSETS
Current
Cash and cash equivalents (note 6)	121,506
Accounts receivable, net of allowance for doubtful accounts of $nil	42,245
Net investment in direct financing leases — current	22,268
Prepaid expenses	34,219
Other current assets (notes 9f)	8,613

Total current assets	228,851

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $674,722	1,662,865

Net investment in direct financing leases	78,199
Other assets	14,423
Intangible assets — net (note 4)	55,355
Goodwill — shuttle tanker segment	127,113

Total assets	2,166,806

LIABILITIES AND MEMBER’S EQUITY
Current
Accounts payable	12,076
Accrued liabilities (note 5)	38,464
Current portion of long-term debt (note 6)	64,060

Total current liabilities	114,600

Long-term debt (note 6)	1,453,407
Deferred income taxes (note 11)	77,306
Other long-term liabilities (note 10)	51,024

Total liabilities	1,696,337

Commitments and contingencies (notes 7, 9 and 12)

Non-controlling interest	468,466

Member’s equity
Member’s equity	1,997
Accumulated other comprehensive income	6

Total member’s equity	2,003

Total liabilities and member’s equity	2,166,806

The accompanying notes are an integral part of the Consolidated Balance Sheet.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
1.	Summary of Significant Accounting Policies
Basis of presentation
Teekay Offshore GP L.L.C. (the Company or the General Partner), a Marshall Islands limited liability company, was formed on August 25, 2006 to become the general partner of Teekay Offshore Partners L.P. (the Partnership). The Company is a wholly owned subsidiary of Teekay Corporation. On August 25, 2006, Teekay Corporation contributed $1,000 to the Company in exchange for a 100% ownership interest. The Company initially invested $20 in the Partnership for its 2% general partner interest.
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

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
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
Investment in joint ventures
Investments in companies over which the Partnership exercises significant influence but does not consolidate are accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings. The excess carrying value of the Partnership’s investment over its underlying equity in the net assets is included in the consolidated balance sheet as investment in joint ventures. On December 1, 2006, the operating agreements for the five 50%-owned joint ventures, each of which owns one shuttle tanker, were amended. These amendments resulted in the Partnership obtaining control of these entities and, consequently, the Partnership has consolidated these entities effective December 1, 2006. As at December 31, 2007, the Partnership had a 50% controlling interest in six subsidiaries.
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

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The Partnership’s intangible assets, which consist of contracts of affreightment acquired as part of the Predecessor’s purchase of Navion AS in 2003, are amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership generally does not designate its interest rate swap agreements as cash flow hedges for accounting purposes. The Partnership generally designates foreign exchange forward contracts as cash flow hedges for accounting purposes.
When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer possible of occurring.
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in partners’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from partners’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged items may still possibly affect earnings, the gains and losses initially recognized in partners’ equity remain until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item. If the hedged items may no longer affect earnings, amounts recognized in partners’ equity are immediately transferred to earnings.
For derivative financial instruments that are not designated or that do not qualify as hedges under Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the changes in the fair value of the derivative financial instruments are recognized in earnings.
Gains and losses from the Partnership’s non-designated interest rate swaps that related to long-term debt are recorded in interest expense. Gains and losses from the Partnership’s foreign exchange forward contracts are recorded within operating expenses, based on the nature of the expense being hedged.
Income taxes
The Partnership’s Norwegian subsidiaries and Australian subsidiary are subject to income taxes. Deferred income taxes were $77.3 million as at December 31, 2007. The Partnership accounts for such taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes (or SFAS 109).
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
Recent Accounting Pronouncements
In March 2008, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (or EITF) on EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share to Master Limited Partnerships (or EITF Issue No. 07-4). The guidance in EITF Issue No. 07-4 requires incentive distribution rights in a master limited partnership, such as the Partnership, to be treated as participating securities for the purposes of computing earnings per share and provides guidance on how earnings should be allocated to the various partnership interests. EITF Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of EITF Issue No. 07-4 on its consolidated results of operations and financial condition.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 160: Non-controlling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.
In February 2007, the FASB issued SFAS No. 159: The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115 (or SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007.
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

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
A reconciliation of total segment assets to total assets presented in the Company’s accompanying consolidated balance sheet is as follows:

December 31, 2007
$

Shuttle tanker segment	1,559,261
Conventional tanker segment	255,460
FSO segment	131,080
Cash and cash equivalents	121,506
Accounts receivable and other assets	99,499

Consolidated total assets	2,166,806

4.	Intangible Assets
As at December 31, 2007, intangible assets consisted of:

December 31, 2007
Weighted-
	Average	Gross
	Amortization	Carrying	Accumulated	Net Carrying
	Period	Amount	Amortization	Amount
	(years)	$	$	$
Contracts of affreightment	10.2	124,250	(68,895)	55,355
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
As at December 31, 2007, each of the Partnership’s six 50% owned subsidiaries had an outstanding term loan, which in the aggregate totaled $311.7 million. The term loans have varying maturities through 2017 and semi-annual payments that reduce over time. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at December 31, 2007, OPCO had guaranteed $103.8 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $207.9 million.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
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
Charters-out and Direct Financing Lease
Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The carrying amount of the vessels employed on operating leases at December 31, 2007 was $1.3 billion (2006 — $1.1 billion). Leasing of the VOC equipment is accounted for as direct financing leases. As at December 31, 2007, the minimum lease payments receivable under the direct financing leases approximated $125.6 million, including unearned income of $25.1 million.
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
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Company’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheet.
Derivative instruments — The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of the swap counterparties.
The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2007
	Carrying	Fair
	Amount	Value
	$	$
	(restated)	(restated)

Cash and cash equivalents	121,506	121,506
Advances to (from) affiliate (note 9f)	969	969
Long-term debt	(1,517,467)	(1,517,467)
Derivative instruments(1) (note 10)
Interest rate swap agreements	(21,050)	(21,050)
Foreign currency forward contracts	1,122	1,122

(1)	The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
9.	Related Party Transactions
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

b.
In July 2007, the Partnership acquired interests in two double-hull shuttle tankers from Teekay Corporation for a total cost of $159.1 million, including assumption of debt of $93.7 million and the related interest rate swap agreement. The Partnership acquired Teekay Corporation’s 100% interest in the 2000-built Navion Bergen and its 50% interest in the 2006-built Navion Gothenburg, together with their respective 13-year, fixed-rate bareboat charters to Petroleo Brasileiro S.A. The purchases were financed with one of the Partnership’s existing Revolvers and the assumption of debt.

c.
In October 2007, the Partnership acquired from Teekay Corporation an FSO unit, the Dampier Spirit, along with its 7-year fixed-rate time-charter to Apache Corporation for a total cost of $30.3 million. The purchase was financed with one of the Partnership’s existing Revolvers.

d.
In December 2007, Teekay Corporation contributed a $65.6 million, nine-year, 4.98% interest rate swap agreement (used to hedge the debt assumed in the purchase of the Navion Bergen) having a fair value liability of $2.6 million (Note 10), to the Partnership for no consideration.

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
10.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives in accordance with its overall risk management policies. The following summarizes the Partnership’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.
The Partnership hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. These foreign exchange forward contracts are generally designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense being economically hedged.
Changes in fair value of foreign exchange forward contracts that are not designated, for accounting purposes, as cash flow hedges are recognized in earnings and are reported in operating expenses, based on the nature of the expense being hedged.
As at December 31, 2007, the Partnership was committed to the following foreign exchange contracts for the forward purchase of foreign currency:

	Contract amount in	Average	Expected maturity
	foreign currency	forward rate	2008	2009
	(millions)		(in millions of U.S. Dollars)
Norwegian Kroner	255.7	5.64	—	$45.4
Australian Dollar	5.0	1.25	$4.0	—
Singapore Dollar	4.1	1.44	$2.9	—
Euro	4.0	0.68	$5.8	—
As at December 31, 2007, the Company’s accumulated other comprehensive income consisted of unrealized gains on foreign exchange forward contracts designated as cash flow hedges.
The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR-denominated borrowings.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
As at December 31, 2007, the Partnership was committed to the following interest rate swap agreements related to its LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt was swapped with fixed-rate obligations:

			Fair Value /	Weighted-
			Carrying	Average
	Interest	Principal	Amount of	Remaining	Fixed Interest
	Rate	Amount	Liability	Term	Rate
	Index	$	$	(years)	(%)(1)
U.S. Dollar-denominated interest rate swaps (restated)	LIBOR	935,000	(9,374)	6.5	4.7
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	414,373	(11,676)	13.3	5.0

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2007, ranged from 0.50% and 0.80%.

(2)	Principal amount reduces quarterly or semiannually.
The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign exchange forward contracts and the interest rate swap agreements; however, the Partnership does not anticipate non-performance by any of the counter-parties.
11.	Income Taxes
The significant components of the deferred tax liabilities and assets are as follows:

December 31,
2007
$
(restated)
Deferred tax liabilities:
Vessels and equipment	84,077
Goodwill and intangible assets	266
Long-term debt	94,071

Total deferred tax liabilities	178,414
Deferred tax assets:
Provisions	1,012
Tax losses carried forward (1)	100,096

Total deferred tax assets	101,108

Net deferred tax liabilities	77,306
Current portion	—

Long-term portion of net deferred tax liabilities	77,306

(1)	The net operating loss carryfowards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely.
12.	Commitments and Contingencies
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
13.	Valuation and Qualifying Accounts

	Balance at beginning	Balance at end of
	of year	year
	$	$
Allowance for bad debts:
Year ended December 31, 2007	401	—

Restructuring cost accrual:
Year ended December 31, 2007	71	—

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
14.	Supplemental information
The following balance sheet shows the consolidation of the Teekay Offshore GP L.L.C. balance sheet on a stand-alone basis with the balance sheet of Teekay Offshore Partners L.P., as of December 31, 2007.

	Teekay Offshore	Consolidation of	Teekay Offshore
	G.P. L.L.C.	Teekay Offshore	G.P. L.L.C.
	Stand-alone	Partners L.P.	Consolidated
		(restated)	(restated)
ASSETS
Current
Cash and cash equivalents	282	121,224	121,506
Accounts receivable, net of allowance for doubtful accounts of $nil	—	42,245	42,245
Net investment in direct financing leases — current	—	22,268	22,268
Prepaid expenses	—	34,219	34,219
Other current assets	173	8,440	8,613

Total current assets	455	228,396	228,851

Vessels and equipment
At cost, less accumulated depreciation of $693,338	—	1,662,865	1,662,865

Net investment in direct financing leases	—	78,199	78,199
Other assets	3,046	11,377	14,423
Intangible assets — net	—	55,355	55,355
Goodwill — shuttle tanker segment	—	127,113	127,113

Total assets	3,501	2,163,305	2,166,806

LIABILITIES AND MEMBER’S/PARTNERS’ EQUITY
Current
Accounts payable	—	12,076	12,076
Accrued liabilities	—	38,464	38,464
Current portion of long-term debt	—	64,060	64,060

Total current liabilities	—	114,600	114,600

Long-term debt	—	1,453,407	1,453,407
Deferred income taxes	—	77,306	77,306
Other long-term liabilities	—	51,024	51,024

Total liabilities	—	1,696,337	1,696,337

Non-controlling interest	—	468,466	468,466

Member’s/Partners’ equity
Member’s/Partners’ equity	3,501	(1,504)	1,997
Accumulated other comprehensive income	—	6	6

Total member’s/partners’ equity	3,501	(1,498)	2,003

Total liabilities and member’s/partners’ equity	3,501	2,163,305	2,166,806

15.	Restatement of Previously Issued Financial Statements
In August 2008, the Partnership commenced a review of its application of Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Based on its review the Partnership concluded that certain of its interest rate swap agreements and foreign currency forward contracts did not qualify for hedge accounting treatment under SFAS No. 133 for the years ended December 31, 2003 to 2007. The Partnership’s findings were as follows:
•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on the Partnership’s review, the Partnership concluded that the prospective hedge effectiveness assessment that was conducted for certain of the Partnership interest rate swaps on the date of designation was not sufficient to conclude that the interest rate swaps would be highly effective in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that the applicable hedge documentation specifies the method that will be used to assess, retrospectively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Documentation for certain of the Partnership’s interest rate swap agreements did not clearly specify the method to be used to measure hedge ineffectiveness.

•
Certain of the Partnership’s derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as the Partnership used certain methods of measuring ineffectiveness that are prohibited in the case of non-zero fair value derivatives.

For accounting purposes the Partnership should have reflected changes in fair value of these derivative instruments as increases or decreases to the Partnership’s net income (loss) on its consolidated statements of income (loss), instead of being reflected as increases or decreases to accumulated other comprehensive income, a component of partners’/owner’s equity on the consolidated balance sheet.
The Partnership has also restated certain other items primarily related to accounting for the non-controlling interest in one of its 50% owned subsidiaries and adjusting estimates related to deferred income taxes and the fair value of derivative instruments at December 31, 2007.
As a result, the General Partner is restating herein its historical consolidated balance sheet as of December 31, 2007. The following table presents the effect of the restatement on the General Partner’s consolidated balance sheet (in thousands of U.S. dollars):

		Derivative
	As	Instruments	As
	Reported	and Other	Restated
	$	$	$
ASSETS
Current
Cash and cash equivalents	121,506	—	121,506
Accounts receivable, net of allowance for doubtful accounts of $nil	42,245	—	42,245
Net investment in direct financing leases — current	22,268	—	22,268
Prepaid expenses	34,219	—	34,219
Other current assets	8,613	—	8,613

Total current assets	228,851	—	228,851

Vessels and equipment
At cost, less accumulated depreciation	1,662,865	—	1,662,865

Net investment in direct financing leases	78,199	—	78,199
Other assets	14,423	—	14,423
Intangible assets — net	55,355	—	55,355
Goodwill — shuttle tanker segment	127,113	—	127,113

Total assets	2,166,806	—	2,166,806

LIABILITIES AND MEMBER’S/PARTNERS’ EQUITY
Current
Accounts payable	12,076	—	12,076
Accrued liabilities	38,464	—	38,464
Current portion of long-term debt	64,060	—	64,060

Total current liabilities	114,600	—	114,600

Long-term debt	1,453,407	—	1,453,407
Deferred income taxes	75,706	1,600	77,306
Other long-term liabilities	50,024	1,000	51,024

Total liabilities	1,693,737	2,600	1,696,337

Non-controlling interest	470,995	(2,529)	468,466

Member’s/Partners’ equity
Member’s/Partners’ equity	2,181	(184)	1,997
Accumulated other comprehensive (loss) income	(107)	113	6

Total member’s/partners’ equity	2,074	(71)	2,003

Total liabilities and member’s/partners’ equity	2,166,806	—	2,166,806

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
16.	Subsequent Events
(a)	In March 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation for proceeds equal to its net book value of $1.4 million.
(b)
On June 18, 2008, the Partnership completed a follow-on public offering of 7.0 million common units at a price of $20.00 per unit, for gross proceeds of $140.0 million. Concurrently with the public offering, Teekay Corporation acquired 3.25 million common units of the Partnership at the same public offering price for a total cost of $65.0 million. On July 16, 2008, the underwriters for the public offering partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $7.5 million in gross proceeds to the Partnership.

As a result of these equity transactions, the Partnership raised gross proceeds of $216.8 million (including the General Partner’s proportionate 2% capital contribution), and Teekay Corporation’s ownership of the Partnership was reduced from 59.8% to 50.0% (including its indirect 2% general partner interest). The Partnership used the net proceeds from the equity offerings of approximately $210.7 million to fund the acquisition of an additional 25% interest in OPCO from Teekay Corporation on June 18, 2008 and to repay a portion of advances to the Partnership from OPCO.
(c)
On June 18, 2008, OPCO acquired from Teekay Corporation two ship owning subsidiaries (SPT Explorer L.L.C. and the SPT Navigator L.L.C.) for a total cost of approximately $106.0 million, including the assumption of debt of $90.0 million. The acquired subsidiaries own two 2008-built Aframax lightering tankers and their related 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years) entered into with Skaugen PetroTrans Inc., a company in which Teekay Corporation owns a 50% beneficial interest. These two lightering tankers are specially designed to be used in ship-to-ship oil transfer operations. This purchase was financed with the assumption of debt, together with cash balances.