Form 20-F
period 2008-12-31
Teekay Offshore Partners L.P.
filed 2009-06-29
CIK 1382298

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
20,425,000 Common Units
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
Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐     No ☐
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

TEEKAY OFFSHORE PARTNERS L.P.
INDEX TO REPORT ON FORM 20-F

PART I
This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.
Unless otherwise indicated, references in this Annual Report to “Teekay Offshore,” “we,” “us” and “our” and similar terms refer to Teekay Offshore Partners L.P. and/or one or more of its subsidiaries, including Teekay Offshore Operating L.P. (or OPCO), except that those terms, when used in this Annual Report in connection with the common units described herein, shall mean specifically Teekay Offshore Partners L.P. References in this Annual Report to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.
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
•
the recent economic downturn and crisis in the global financial markets, including disruptions in the global credit and stock markets and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;
•	our continued ability to enter into fixed-rate time charters with customers;
•	obtaining offshore projects that we or Teekay Corporation bid on or that Teekay Corporation is awarded;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;
•	our pursuit of strategic opportunities, including the acquisition of vessels and expansion into new markets vessels;
•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;
•	anticipated funds for liquidity needs and the sufficiency of cash flows;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self regulatory organization standards applicable to our business;
•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;
•	anticipated taxation of our partnership and its subsidiaries;
•	Teekay Corporation offering to us additional interest in Teekay Offshore Operating L.P.;
•
our general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Corporation and for reimbursements of fees and costs of our general partner; and

•	our business strategy and other plans and objectives for future operations.
Forward-looking statements are necessarily estimates reflecting the judgment of senior management, involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in Item 3: Key Information—Risk Factors and other factors detailed from time to time in other reports we file with the U.S. Securities and Exchange Commission (or the SEC).
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
The summary historical financial and operating data has been prepared on the following basis:
•
the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the years ended December 31, 2004 and 2005 is derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor;

•
the historical financial and operating data of Teekay Offshore Partners Predecessor for the period from January 1, 2006 to December 18, 2006 is derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor; and

•
the historical financial and operating data of Teekay Offshore Partners L.P. as at December 31, 2006, 2007 and 2008, for the period from December 19, 2006 to December 31, 2006, and for the years ended December 31, 2007 and 2008, reflect our initial public offering and are derived from our audited consolidated financial statements.

In July 2007, we acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, we acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. In June 2008, we acquired from Teekay Corporation its interests in two 2008-built Aframax-class lightering tankers, the SPT Explorer and the SPT Navigator. This acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under the 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years). These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect these vessels and the results of operations of the vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg), March 15, 1998 (Dampier Spirit), January 7, 2008 (SPT Explorer) and March 28, 2008 (SPT Navigator). Please read Note 1 to our consolidated financial statements included in this Annual Report.
Our initial public offering and certain other transactions that occurred during 2006, 2007 and 2008 have affected our historical performance or will affect our future performance. As a result, the following tables should be read together with, and are qualified in their entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2008, 2007, and 2006 aggregated as follows:
Year ended December 31, 2008
•	January 1 to December 31, 2008
Year ended December 31, 2007
•	January 1 to December 31, 2007
Year ended December 31, 2006
•	January 1 to December 18, 2006
•	December 19 to December 31, 2006

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

			Year Ended December 31, 2006
			January 1 to	December 19 to
	Year Ended December 31,		December 18,	December 31,	Year Ended December 31,
	2004	2005	2006	2006	2007	2008
Income Statement Data:
Voyage revenues	$723,217	$613,246	$617,514	$24,397	$785,203	$872,492
Operating expenses:
Voyage expenses (1)	90,414	74,543	91,321	3,102	151,637	225,029
Vessel operating expenses (2) (14)	109,278	109,480	107,991	4,297	149,660	184,416
Time-charter hire expense	177,050	169,687	159,973	5,641	150,463	132,234
Depreciation and amortization	120,197	109,824	100,823	3,726	124,370	38,437
General and administrative (14)	45,941	56,726	63,014	2,177	62,404	64,230
(Gain) loss on sale of vessels and equipment — net of writedowns	(3,725)	2,820	(4,778)	—	—	—
Restructuring charge	—	955	832	—	—	—
Total operating expenses	539,155	524,035	519,176	18,943	638,534	744,346
Income from vessel operations	184,062	89,211	98,338	5,454	146,669	128,146
Interest expense (14)	(44,268)	(39,983)	(64,462)	(1,617)	(126,304)	(215,727)
Interest income	2,459	4,612	5,167	191	5,871	4,086
Equity income from joint ventures	5,514	5,955	6,321	—	—	—
Gain on sales of marketable securities	94,222	—	—	—	—	—
Foreign currency exchange (loss) gain (3)	(37,840)	34,228	(66,214)	(118)	(11,678)	4,343
Other — net	14,064	9,091	8,367	309	10,403	11,936
Income tax (expense) recovery	(29,465)	12,375	(3,260)	(121)	10,516	56,704
Income (loss) from continuing operations before non-controlling interest	188,748	115,489	(15,743)	4,098	35,477	(10,512)
Non-controlling interest	(2,167)	(229)	(3,893)	(2,636)	(31,519)	(7,122)
Income (loss) from continuing operations	186,581	115,260	(19,636)	1,462	3,958	(17,634)
Net income (loss) from discontinued operations(4)	30,619	(19,347)	(10,656)	—	—	—
Net income (loss)	$217,200	$95,913	$(30,292)	$1,462	$3,958	$(17,634)

Dropdown Predecessor’s interest in net income	4,076	$2,910	$3,097	$114	$1,300	$1,333
General partner’s interest in net income	—	—	—	64	733	8,918
Limited partners’ interest:
Net income (loss) from continuing operations	182,505	112,350	(22,733)	1,284	1,925	(27,885)
Net Income (loss) from continuing operations per:
Common unit (basic and diluted) (5)	14.48	8.92	(1.80)	0.07	0.12	(0.90)
Subordinated unit (basic and diluted) (5)	14.48	8.92	(1.80)	0.06	0.07	(0.90)
Total unit (basic and diluted) (5)	14.48	8.92	(1.80)	0.07	0.10	(0.90)
Limited partners’ interest:
Net income (loss)	213,124	93,003	(33,389)	1,284	1,925	(27,885)
Net income (loss) per:
Common unit (basic and diluted) (5)	16.91	7.38	(2.65)	0.07	0.12	(0.90)
Subordinated unit (basic and diluted) (5)	16.91	7.38	(2.65)	0.06	0.07	(0.90)
Total unit (basic and diluted) (5)	16.91	7.38	(2.65)	0.07	0.10	(0.90)
Cash distributions declared per unit	—	—	—	—	1.14	1.65

Balance Sheet Data (at end of year):
Cash and marketable securities(4) (6)	$143,729	$128,986	$—	$113,986	$121,224	$131,488
Vessels and equipment (7) (8)	1,440,167	1,310,135	—	1,532,743	1,662,865	1,708,006
Total assets	2,054,760	1,895,601	—	2,081,224	2,166,351	2,180,092
Total debt	1,178,132	943,319	—	1,303,352	1,517,467	1,566,436
Non-controlling interest	14,276	11,859	—	427,977	392,613	201,383
Dropdown Predecessor’s equity	44,016	47,784	—	51,792	—	—
Total partners’/owner’s equity	659,212	747,879	—	138,942	77,401	100,866
Common units outstanding(5)	2,800,000	2,800,000	2,800,000	9,800,000	9,800,000	15,461,202
Subordinated units outstanding (5)	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000

Cash Flow Data:
Net cash provided by (used in):
Operating activities (9)	$247,184	$157,881	$—	$—	$45,847	$122,566
Financing activities (9)	(74,302)	(206,748)	—	—	(23,905)	38,806
Investing activities (9)	(190,110)	34,124	—	—	(14,704)	(151,108)

Other Financial Data:
Net voyage revenues (10)	$632,803	$538,703	$526,193	$21,295	$633,566	$647,463
EBITDA (11)	409,638	229,199	133,086	6,735	238,245	275,740
Capital expenditures:
Expenditures for vessels and equipment (12)	170,630	24,760	31,079	—	31,228	57,858
Expenditures for drydocking	9,174	8,906	31,255	—	49,053	29,075

Fleet data:
Average number of shuttle tankers (13)	37.9	35.8	33.9	36.0	36.9	36.6
Average number of conventional tankers (13)	40.7	41.2	22.0	10.0	9.3	10.7
Average number of FSO units (13)	4.0	4.0	4.0	4.0	4.6	5.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)
Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes, are revalued and reported based on the prevailing exchange rate at the end of the period. For the periods prior to our initial public offering, our primary source of foreign currency gains and losses were our Norwegian Kroner-denominated advances from affiliates, which were settled by the Predecessor prior to our initial public offering on December 19, 2006.

(4)
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

(5)
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

(6)	Cash and marketable securities include cash from discontinued operations of $13.4 million and $2.5 million as at December 31, 2004, and 2005, respectively.

(7)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on newbuildings.

(8)	Vessels and equipment includes a vessel held for sale of $19.6 million as at December 31, 2004.

(9)	For the year ended December 31, 2006, cash flow data provided by (used in) operating activities, financing activities and investing activities was $162,228, ($230,238) and $53,010, respectively.

(10)
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

			Year Ended December 31, 2006
	Year Ended	Year Ended	January 1 to	December 19 to	Year Ended	Year Ended
	December 31,	December 31,	December 18,	December 31,	December 31,	December 31,
	2004	2005	2006	2006	2007	2008

Voyage revenues	$723,217	$613,246	$617,514	$24,397	$785,203	$872,492
Voyage expenses	90,414	74,543	91,321	3,102	151,637	225,029

Net voyage revenues	$632,803	$538,703	$526,193	$21,295	$633,566	$647,463

(11)
EBITDA. Earnings before interest, taxes, depreciation and amortization is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

•
Financial and operating performance. EBITDA assists our management and investors by increasing the comparability of the fundamental performance of us from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common units.

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

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented by us may not be comparable to similarly titled measures of other companies.

			Year Ended December 31, 2006
			January 1 to	December 19 to
	Year Ended December 31,		December 18,	December 31,	Year Ended December 31,
	2004	2005	2006	2006	2007	2008
Reconciliation of “EBITDA” to “Net income (loss)”:
Net income (loss)	$217,200	$95,913	$(30,292)	$1,462	$3,958	$(17,634)
Depreciation and amortization	120,197	109,824	100,823	3,726	124,370	138,437
Interest expense, net	41,809	35,371	59,295	1,426	120,433	211,641
Income taxes expense (recovery)	29,465	(12,375)	3,260	121	(10,516)	(56,704)
Depreciation and amortization and income tax expense related to discontinued operations	967	466	—	—	—	—

EBITDA (1)	$409,638	$229,199	$133,086	$6,735	$238,245	$275,740

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$247,184	$157,881	$162,112	$116	$45,847	$122,566
Non-controlling interest	(2,167)	(229)	(3,893)	(2,636)	(31,519)	(7,122)
Expenditures for drydocking	9,174	8,906	31,255	—	49,053	29,075
Interest expense, net	41,809	35,371	59,295	1,426	120,433	211,641
(Loss) gain on sale of vessels	3,725	9,423	6,928	—	—	—
Gain on sale of marketable securities, net of writedowns	94,222	—	—	—	—	—
Loss on writedown of vessels and equipment	—	(12,243)	(2,150)	—	—	—
Write-off of debt issuance costs	—	—	(2,790)	—	—	—
Equity income (net of dividends received)	(1,986)	3,205	319	—	—	—
Change in working capital	36,757	(26,539)	(50,673)	7,134	33,706	(22,943)
Distribution from subsidiaries to non-controlling interest	2,347	9,618	4,224	—	78,107	71,976
Change in fair value of interest rate swaps	—	—	2,647	699	(45,491)	(130,482)
Foreign currency exchange (loss) gain and other, net	(21,427)	43,806	(74,188)	(4)	(11,891)	1,029

EBITDA (1)	$409,638	$229,199	$133,086	$6,735	$238,245	$275,740

(1)
EBITDA is net of non-controlling interest expense of $2.2 million, $0.2 million, $3.9 million, $2.6 million, $31.5 million and $7.1 million for the years ended December 31, 2004 and 2005, and for the periods January 1 to December 18, 2006 and December 19 to December 31, 2006, and for the years ended December 31, 2007 and 2008, respectively.

EBITDA also includes the following items:

			Year Ended December 31, 2006
			January 1 to	December 19 to
	Year Ended December 31,		December 18,	December 31,	Year Ended December 31,
	2004	2005	2006	2006	2007	2008
	$	$	$	$	$	$
(Loss) gain on sale of vessels and equipment, net of writedowns	$3,725	$(2,820)	$4,778	$—	$—	$—
Gain on sale of marketable securities, net of writedowns	94,222	—	—	—	—	—
Unrealized gains (losses) on foreign currency forward contracts	—	—	—	—	(466)	(4,137)
Foreign currency exchange (loss) gain	(37,840)	34,228	(66,214)	(118)	(11,678)	4,343

	$60,107	$31,408	$(61,436)	$(118)	$(12,144)	$206

(12)	Expenditures for vessels and equipment excludes non-cash investing activities. Please read Item 18 — Financial Statements: Note 14 — Supplemental Cash Flow Information.

(13)
Average number of ships consists of the average number of owned and chartered-in vessels (including those in discontinued operations) that were in our possession during the period (excluding five vessels owned by OPCO’s 50% joint ventures for periods prior to December 1, 2006, but including two vessels deemed to be in our possession for accounting purposes as a result of the inclusion of the Dropdown Predecessor prior to our actual acquisition of such vessels). On December 1, 2006, the operating agreements for these five joint ventures were amended, resulting in OPCO controlling these entities and in their being consolidated with OPCO in accordance with GAAP.

(14)
Vessel operating expenses, general and administrative expense and interest expense, includes unrealized gains (losses) on derivative instruments. Please read Item 18 - Financial Statements: Note 11 - Derivative Instruments and Hedging Activities.

RISK FACTORS
Our cash flow depends substantially on the ability of our subsidiaries, primarily OPCO, to make distributions to us.
The source of our cash flow consists nearly exclusively of cash distributions from our subsidiaries, primarily OPCO, which also makes distributions to Teekay Corporation, its other partner. The amount of cash OPCO and other subsidiaries can distribute to us principally depends upon the amount of cash they generate from their operations, which may fluctuate from quarter to quarter based on, among other things:
•
the rates they obtain from their charters and contracts of affreightment (whereby OPCO or other subsidiaries carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time);

•	the price and level of production of, and demand for, crude oil, particularly the level of production at the offshore oil fields OPCO or other subsidiaries service under contracts of affreightment;
•	the level of their operating costs, such as the cost of crews and insurance;
•	the number of off-hire days for their vessels and the timing of, and number of days required for, drydocking of vessels;
•
the rates, if any, at which OPCO or other subsidiaries may be able to redeploy shuttle tankers in the spot market as conventional oil tankers during any periods of reduced or terminated oil production at fields serviced by contracts of affreightment;

•	delays in the delivery of any newbuildings or vessels undergoing conversion and the beginning of payments under charters relating to those vessels;
•	prevailing global and regional economic and political conditions;
•	currency exchange rate fluctuations; and
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of business.
The actual amount of cash OPCO or other subsidiaries have available for distribution also depends on other factors such as:
•	the level of their capital expenditures, including for maintaining vessels or converting existing vessels for other uses and complying with regulations;
•	their debt service requirements and restrictions on distributions contained in their debt instruments;
•	fluctuations in their working capital needs;
•	their ability to make working capital borrowings; and
•	the amount of any cash reserves, including reserves for future maintenance capital expenditures, working capital and other matters, established by the Board of Directors of our general partner.
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
The amount of cash OPCO or other subsidiaries generate from operations may differ materially from their profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, OPCO and other subsidiaries may make cash distributions during periods when they record losses and may not make cash distributions during periods when they record net income.
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
Many of these factors reduce the amount of cash we may otherwise have available for distribution. We may not be able to pay distributions, and any distributions we do make may not be at or above our minimum quarterly distribution. The actual amount of cash that is available for distribution to our unitholders depends on several factors, many of which are beyond the control of us or our general partner.
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
OPCO’s cash distribution policy requires it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution by OPCO, the Board of Directors of our general partner, in making the determination on our behalf, approves the amount of cash reserves to set aside by OPCO, including reserves for future maintenance capital expenditures, working capital and other matters. OPCO also relies upon external financing sources, including commercial borrowings, to fund its capital expenditures. Accordingly, to the extent OPCO does not have sufficient cash reserves or is unable to obtain financing, its cash distribution policy may significantly impair its ability to meet its financial needs or to grow.
We must make substantial capital expenditures to maintain the operating capacity of our fleet, which reduces cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.
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
We make substantial capital expenditures to increase the size of our fleet. In 2007, we purchased from Teekay Corporation its interests in two shuttle tankers and one FSO unit. In 2008, we purchased a shuttle tanker from a third party and we purchased from Teekay Corporation two conventional tankers and Teekay Corporation is obligated to offer us its interests in additional vessels. In 2008, we also purchased from Teekay Corporation an additional 25% limited partner interest in OPCO. Please read Item 4: Information on the Partnership—Overview, History and Development, for information about these recent and potential acquisitions.

Currently, the total delivered cost for a shuttle tanker is approximately $50 to $130 million, the cost of converting an existing tanker to an FSO unit is approximately $20 to $50 million and a floating, production, storage and off-take (or FPSO) unit is approximately $100 million to $1.5 billion, although actual costs vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.
We and Teekay Corporation regularly evaluate and pursue opportunities to provide marine transportation services for new or expanding offshore projects. Teekay Corporation currently is seeking to provide transportation services for several offshore projects. Under an omnibus agreement that we have entered into in connection with our initial public offering, Teekay Corporation is required to offer to us, within 365 days of their deliveries, certain shuttle tankers, FSO units and FPSO units Teekay Corporation may acquire or has acquired, including certain vessels of Teekay Corporation’s subsidiary Teekay Petrojarl ASA. Neither we nor Teekay Corporation may be awarded charters or contracts of affreightment relating to any of the projects we pursue or it pursues, and we may choose not to purchase the vessels Teekay Corporation is required to offer to us under the omnibus agreement. If we obtain from Teekay Corporation any offshore project, we will incur significant capital expenditures to build the offshore vessels needed to fulfill the project requirements.
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
If we are awarded contracts for additional offshore projects or otherwise acquire additional vessel or businesses, our consolidated debt may significantly increase. As at December 31, 2008, our total debt was $1,566.4 million and we had the ability to borrow an additional $142.7 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities. Our level of debt could have important consequences to us, including:
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
Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
The operating and financial restrictions and covenants in our financing arrangements and any future financing agreements for us could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict the ability of us, OPCO or other subsidiaries to:
•	incur or guarantee indebtedness;
•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•	make dividends or distributions;
•	make certain negative pledges and grant certain liens;
•	sell, transfer, assign or convey assets;
•	make certain investments; and
•	enter into a new line of business.

In addition, five revolving credit facilities require OPCO to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of $75.0 million, with aggregate liquidity of not less than 5.0% of the total consolidated debt of OPCO and its subsidiaries. Two other revolving credit facilities are guaranteed by Teekay Corporation and require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of its total consolidated debt. The ability of Teekay Corporation, us or OPCO to comply with covenants and restrictions contained in debt instruments may be affected by events beyond their, its or our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. Neither Teekay Corporation, we or OPCO might have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.
Restrictions in our debt agreements may prevent us, OPCO or other subsidiaries from paying distributions.
The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our, OPCO’s and other subsidiaries’ financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:
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
We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. StatoilHydro ASA, Teekay Corporation and Petrobras Transporte S.A. accounted for approximately 37%, 21% and 13%, respectively, of consolidated voyage revenues from continuing operations during 2008. StatoilHydro ASA, Teekay Corporation and Petrobras Transporte S.A. accounted for approximately 39%, 20% and 13%, respectively, of consolidated voyage revenues from continuing operations during 2007. Teekay Corporation and StatoilHydro ASA accounted for approximately 12% and 30%, respectively, of consolidated voyage revenues from continuing operations during 2006. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods.
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

Our ability to compete for offshore oil marine transportation, processing and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Corporation and its reputation and relationships in the shipping industry. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm the ability of us, OPCO or other subsidiaries to:
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

The continuation of recent economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.
The recent economic downturn and crisis in the global financial markets have produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If this economic downturn continues, we may face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.
The recent economic downturn may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.
The recent economic downturn and crisis in the global financial markets may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customer’s inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations. We cannot determine whether the difficult conditions in the economy and the financial markets will improve or worsen in the near future.
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
Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of business.
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
In addition, oil facilities, shipyards, vessels, pipelines and oil fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate the charters and impact the use of shuttle tankers under contracts of affreightment, which would harm our cash flow and business.
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
Various jurisdictions and the U.S. Environmental Protection Agency (or EPA) have recently adopted regulations affecting the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. The EPA’s new ballast water treatment obligations will increase the cost of operating our vessels in United States waters.
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
We currently are paid partly in Norwegian Kroner under some of our time-charters and contracts of affreightment. In addition, we, OPCO and our and its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us and OPCO administrative services and to our and OPCO’s operating subsidiaries managerial, operational and administrative services. Under the services agreements, the applicable subsidiaries of Teekay Corporation are paid in U.S. dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroner. The Teekay Corporation subsidiaries were paid under the services agreements based on a fixed U.S. Dollar/Norwegian Kroner exchange rate until December 31, 2008. The exchange rate is no longer fixed under these agreements, which may result in increased payments by us under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.
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
A significant portion of Teekay Corporation’s seafarers that crew certain of our vessels and Norwegian-based onshore operational staff that provide services to us are employed under collective bargaining agreements. Teekay Corporation may become subject to additional labor agreements in the future. Teekay Corporation may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff and higher compensation levels will increase our costs of operations. Although these negotiations have not caused labor disruptions in the past, any future labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and ability to make cash distributions.
Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for its employees and crew.
Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. These costs have continued to increase to date in 2009. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.
Teekay Corporation and its affiliates may engage in competition with us.
Teekay Corporation and its affiliates may engage in competition with us. Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation, Teekay LNG Partners L.P. (NYSE: TGP) and their respective controlled affiliates (other than us, OPCO and its and our subsidiaries) generally have agreed not to engage in, acquire or invest in any business that owns, operates or charters (a) dynamically-positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less than three years, excluding extension options), (b) FSO units or (c) FPSO units (collectively offshore vessels) without the consent of our general partner. The omnibus agreement, however, allows Teekay Corporation, Teekay LNG Partners L.P. and any of such controlled affiliates to:
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

If we decline the offer to purchase the offshore vessels and time charters described above, Teekay Corporation or Teekay LNG Partners L.P., as applicable, may own and operate the offshore vessels, but may not expand that portion of its business.

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

•	provide ship management services relating to owning, operating or chartering offshore vessels and related time charters and contracts of affreightment; or
•	own a limited partner interest in OPCO or own shares of Teekay Petrojarl ASA (formally Petrojarl ASA and referred to herein as Petrojarl).
Teekay Corporation acquired 100% of Petrojarl on July 9, 2008 and is required to offer to us certain of Petrojarl’s fleet by July 9, 2009 and to the extent any such joint venture projects arise, any of Petrojarl’s interests in joint venture projects with Teekay Corporation.
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
Teekay Corporation indirectly owns the 2.0% general partner interest and a 47.99% limited partner interest in us and owns and controls our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our general partner are directors or officers of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:
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
Conflicts of interest may arise as a result of the relationships between us and our unitholders, on the one hand, and OPCO, its general partner and its other limited partner, Teekay Corporation, on the other hand. Teekay Corporation owns a 49.0% limited partner interest in OPCO and controls our general partner, which appoints the directors of OPCO’s general partner. The directors and officers of OPCO’s general partner have fiduciary duties to manage OPCO in a manner beneficial to us, as such general partner’s owner. At the same time, OPCO’s general partner has a fiduciary duty to manage OPCO in a manner beneficial to OPCO’s limited partners, including Teekay Corporation. The Board of Directors of our general partner may resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not be in the best interest of us or our unitholders.

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
Tax Risks
In addition to the following risk factors, you should read Item 4E. “Taxation of the Partnership” and Item 10. “Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Common Units.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” We do not believe that our existing operations would cause us to be deemed a PFIC with respect to any taxable year, as we treat the gross income we derive from our time and voyage charters and our contracts of affreightment as services income, rather than rental income.
There is, however, no direct legal authority under the PFIC rules addressing our method of operation and, therefore, no assurance can be given that the IRS will accept this position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. Moreover, a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, No. 08-30268 (5th Cir. Apr. 13, 2009) held that income derived from certain time chartering activities should be treated as rental income rather than services income. However, the issues in this case arose under the foreign sales corporation rules of the U.S. Internal Revenue Code or 1986, as amended (or the Code) and did not concern the PFIC rules. In addition, the court’s ruling was contrary to the position of the U.S. Internal Revenue Service (or IRS) that the time charter income should be treated as services income. As a result, it is uncertain whether the principles of the Tidewater decision would be applicable to our operations. However, if the principles of the Tidewater decision were applicable to our operations, we likely would be treated as a PFIC.
If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. unitholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those unitholders make certain elections available under the Code, such unitholders would be taxable at ordinary income tax rates rather than the preferential 15.0% tax rate on our dividends, and would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common units, as if such distribution or gain had been recognized ratably over the unitholder’s holding period. Please read Item 10. “Additional Information—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”
The preferential tax rates applicable to qualified dividend income are temporary, and the absence of legislation extending the term would cause our dividends to be taxed at ordinary graduated tax rates.
Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual unitholders (and certain other U.S. unitholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates. Please read Item 10. “Additional Information—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions.”

We may be subject to taxes, which reduces our Cash Available for Distribution to you.
As a result of an offering of our common units in 2008, Teekay Corporation indirectly owns less than 50.0% of our outstanding units and, depending upon the valuation of the general partner interest Teekay Corporation indirectly owns in us, may own 50.0% or less of the value of us. In the event Teekay Corporation does not indirectly own more than 50.0% of the value of our outstanding equity interests for more than half of the days in a given year, we generally will not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code for such year and our U.S. source income will be subject to taxation under Section 887 of the Code. The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control. Please read Item 4E. “Taxation of the Partnership—United States Taxation—The Section 883 Exemption”.
Item 4. Information on the Partnership
A. Overview, History and Development
Overview and History
We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We plan to leverage the expertise, relationships and reputation of Teekay Corporation and our controlled affiliates to pursue growth opportunities in this market. As of June 1, 2009, Teekay Corporation, which owns and controls our general partner, owned a 47.99% limited partner interest in us.
We currently own a 50.99% interest in Teekay Offshore Operating L.P. (or OPCO) and control its general partner; Teekay Corporation owns a 49% interest in OPCO. OPCO owns and operates the world’s largest fleet of shuttle tankers, in addition to floating storage and offtake (or FSO) units and double-hull conventional oil tankers. We acquired from Teekay Corporation an initial ownership interest in connection with our initial public offering in December 2006. In June 2008 we acquired from Teekay Corporation an additional 25% limited partner interest in OPCO.
In March 2008, we acquired directly from Teekay Corporation two conventional tanker units, the SPT Explorer and SPT Navigator, which operate under 10-year fixed-rate, time-charters to Skaugen Petro Trans Inc., Teekay Corporation’s 50%-owned joint venture (or Skaugen PetroTrans).
As of June 1, 2009, our fleet consisted of:
•
Shuttle Tankers. Our shuttle tanker fleet consists of 37 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 37 shuttle tankers, 25 are owned by OPCO (including 5 through 50% owned subsidiaries), 10 are chartered-in by OPCO and 2 are owned by us (including one through a 50% owned subsidiary). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. The majority of the contracts of affreightment volumes are life-of-field, which have an estimated weighted-average remaining life of approximately 16 years. The time charters and bareboat charters have an average remaining contract term of approximately 5 years. As of June 1, 2009, our shuttle tankers, which had a total cargo capacity of approximately 4.5 million deadweight tonnes (or dwt), represented approximately 57% of the total tonnage of the world shuttle tanker fleet.

•
Conventional Tankers. OPCO has a fleet of 11 Aframax conventional crude oil tankers, 9 of which operate under fixed-rate time charters with Teekay Corporation. The remaining 2 vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans,. The average remaining term on these contracts is approximately 7 years. As of June 1, 2009, our conventional tankers had a total cargo capacity of approximately 1.1 million dwt.

•
FSO Units. We have a fleet of five FSO units. All of the FSO units operate under fixed-rate contracts, with an average remaining term of approximately 4 years. As of June 1, 2009, our FSO units had a total cargo capacity of approximately 0.6 million dwt.

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
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering in 2006, Teekay Corporation is obligated to offer us certain shuttle tankers, FSO units, and FPSO units it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length.
Teekay Corporation has ordered four Aframax shuttle tanker newbuildings, which are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $463.3 million. It is anticipated that these vessels will be offered to us and will be used to service either new long-term, fixed-rate contracts Teekay Corporation may be awarded prior to delivery of the vessels or OPCO’s contracts-of-affreightment in the North Sea.
The omnibus agreement also obligates Teekay Corporation to offer to us (a) its interest in certain future FPSO and FSO projects it may undertake through its 50%-owned joint venture with Teekay Petrojarl ASA (or Teekay Petrojarl) and (b) prior to July 9, 2009, existing FPSO units of Teekay Petrojarl that are servicing contracts in excess of three years in length. Please see Item 7 — Major Unitholders and Related Party Transactions.

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
As of June 1, 2009, there were approximately 75 vessels in the world shuttle tanker fleet (including newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Brazil, Canada, Russia and Australia. As of June 1, 2009, we owned 27 shuttle tankers and chartered-in an additional 8 shuttle tankers. Other shuttle tanker owners in the North Sea include Knutsen OAS Shipping AS, JJ Ugland Group, Mowinckel, Chevron and ConocoPhillips, which as of June 1, 2009 controlled fleets of 1 to 10 shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.
The following tables provide additional information about our shuttle tankers as of June 1, 2009:

	Capacity			Positioning	Operating			Remaining
Vessel	(dwt)	Built	Ownership	system	Region	Contract Type (1)	Charterer	Term

Navion Hispania	126,700	1999	100%	DP2	North Sea	CoA	StatoilHydro,
Navion Oceania	126,300	1999	100%	DP2	North Sea	CoA	Chevron, Hess,
Navion Anglia	126,300	1999	100%	DP2	North Sea	CoA	Marathon Oil,
Navion Scandia	126,700	1998	100%	DP2	North Sea	CoA	ExxonMobil,
Navion Britannia (2)	124,200	1998	100%	DP2	North Sea	CoA	ENI, MTDA,
Navion Norvegia (2)	130,600	1995	100%	DP	North Sea	CoA	Draugen Transport,
Navion Europa (2)	130,300	1995	100%	DP	North Sea	CoA	BP, ConocoPhillips,
Navion Fennia (2)	95,200	1992	100%	DP	North Sea	CoA	Shell, Total,
Grena	148,000	2003	In-chartered (until 2013) (3)	DP2	North Sea	CoA	Talisman, Nexen,
Navion Oslo	100,300	2001	100%	DP2	North Sea	CoA	DONG, Petrofac,
Nordic Torinita	106,800	1992	100%	DP2	North Sea	CoA	Idemitsu and
Sallie Knutsen	153,600	1999	In-chartered (until 2015)	DP2	North Sea	CoA	Lundin (6)
Karen Knutsen	153,600	1999	In-chartered (until 2013)	DP2	North Sea	CoA
Elisabeth Knutsen	124,700	1997	In-chartered (until 2009)	DP2	North Sea	CoA	Majority of
Aberdeen	87,000	1996	In-chartered (until 2009)	DP	North Sea	CoA	volumes are
Randgrid (2)	124,500	1995	In-chartered (until 2014) (4)	DP	North Sea	CoA	life-of-field
Tordis Knutsen	123,800	1993	In-chartered (unit 2010)	DP	North Sea	CoA
Navion Akarita	107,200	1991	Lease (until 2012) (5)	DP	North Sea	CoA
Stena Sirita	127,400	1999	50% (7)	DP2	North Sea	Time charter	ExxonMobil (8)	1.5 years
Navion Clipper	78,200	1993	100%	DP	Brazil	Time charter	Petrobras	1 years
Nordic Marita	103,900	1999	100%	DP	Brazil	Time charter	Petrobras	1.5 years
Stena Natalita	108,000	2001	50% (7)	DP2	North Sea	Time charter	ExxonMobil (8)	1.5 years
Stena Alexita	127,400	1998	50% (7)	DP2	North Sea	Time charter	ExxonMobil (8)	1 year
Nordic Svenita	106,500	1997	100%	DP	Brazil	Time charter	Petrobras	0.3 year
Nordic Savonita	108,100	1992	100%	DP	Brazil	Time charter	Petrobras	1.5 year
Basker Spirit	97,000	1992	100%	DP	Australia	Time charter	RocOil (8)	1.5 year
Navion Stavanger	147,500	2003	100%	DP2	Brazil	Bareboat	Petrobras (9)	10 years
Nordic Spirit	151,300	2001	100%	DP	Brazil	Bareboat	Petrobras (9)	9 years
Stena Spirit	151,300	2001	50% (7)	DP	Brazil	Bareboat	Petrobras (9)	9 years
Nordic Brasilia	151,300	2004	100%	DP	Brazil	Bareboat	Petrobras (9)	9 years
Nordic Rio	151,300	2004	50% (7)	DP	Brazil	Bareboat	Petrobras (9)	9 years
Navion Bergen	105,600	2000	100%	DP2	Brazil	Bareboat	Petrobras (9)	12 years
Navion Gothenburg	152,200	2006	50% (7)	DP2	Brazil	Bareboat	Petrobras (9)	13 years
Petroatlantic	92,900	2003	100%	DP2	North Sea	Bareboat	Petrojarl/BP (9)	1 year
Petronordic	92,900	2002	100%	DP2	North Sea	Bareboat	Petrojarl/BP (9)	1 year

Total capacity	4,268,600

(1)	“CoA” refers to contracts of affreightment.

(2)	The vessel is capable of loading from a submerged turret loading buoy.

(3)	OPCO has options to extend the time charter or purchase the vessel.

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
During 2008, approximately 74% of our net voyage revenues from continuing operations were earned by the vessels in the shuttle tanker segment, compared to approximately 75% in 2007 and 82% in 2006. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
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
The majority of crude oil tankers ranges in size from approximately 80,000 to approximately 320,000 dwt. Aframax tankers are the mid-size of the various primary oil tanker types, typically sized from 80,000 to 119,999 dwt. As of June 1, 2009, the world Aframax tanker fleet consisted of approximately 804 vessels, of which 613 crude tankers and 191 coated tankers are termed conventional tankers. As of June 1, 2009, there were approximately 200 conventional Aframax newbuildings on order for delivery through 2011. Delivery of a vessel typically occurs within three to four years after ordering.
As of June 1, 2009, our Aframax conventional crude oil tankers had an average age of approximately 10.8 years, compared to the average age of 8.8 years for the world Aframax conventional tanker fleet. New Aframax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require the phase-out of double-hulled vessels by 25 years. All of our Aframax tankers are double-hulled.
We do not expect to compete for deployment of any of our Aframax vessels until the first charter is scheduled to end in December 2011. The shuttle tankers in OPCO’s contract of affreightment fleet may operate in the conventional spot market during downtime or maintenance periods for oil field installations or otherwise, which provides greater capacity utilization for the fleet.
The following table provides additional information about our conventional tankers as of June 1, 2009:

	Capacity			Contract		Remaining
Vessel	(dwt)	Built	Ownership	Type	Charterer	Term
SPT Explorer (1)	106,000	2008	100%	Bareboat	Skaugen PT	10 years
SPT Navigator (1)	106,000	2008	100%	Bareboat	Skaugen PT	10 years
Kilimanjaro Spirit (2)	115,000	2004	100%	Time charter	Teekay	10 years
Fuji Spirit (2)	106,300	2003	100%	Time charter	Teekay	10 years
Hamane Spirit (2)	105,200	1997	100%	Time charter	Teekay	7 years
Poul Spirit (2)	105,300	1995	100%	Time charter	Teekay	6 years
Gotland Spirit (2)	95,300	1995	100%	Time charter	Teekay	6 years
Torben Spirit (2)	98,600	1994	100%	Time charter	Teekay	4 years
Scotia Spirit (3)	95,000	1992	100%	Time charter	Teekay	3 years
Leyte Spirit (2)	98,700	1992	100%	Time charter	Teekay	3 years
Luzon Spirit (2)	98,600	1992	100%	Time charter	Teekay	3 years

Total capacity	1,130,000

(1)	Charterer has options to extend each bareboat charter for periods of two years, two years and one year for a total of five years after the initial term.

(2)
Charterer has options to extend each time charter on an annual basis for a total of five years after the initial term. Charterer also has the right to purchase the vessel beginning on the third anniversary of the contract at a specified price.

(3)	This vessel has been equipped with FSO equipment and OPCO can terminate the charter upon 30-days notice if it has arranged an FSO project for the vessel.

During 2008, approximately 15% of our net voyage revenues from continuing operations were earned by the vessels in the conventional tanker segment, compared to approximately 16% in 2007 and 12% in 2006. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
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
As of June 1, 2009, there were approximately 88 FSO units operating and 6 FSO units on order in the world fleet, and we had 5 FSO units. The major markets for FSO units are Asia, the Middle East, West Africa, South America and the North Sea. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.
The following table provides additional information about our FSO units as of June 1, 2009:

	Capacity			Field name and			Remaining
Vessel	(dwt)	Built	Ownership	location	Contract Type	Charterer	Term
Pattani Spirit	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay	5 years (1)
Nordic Apollo	129,000	1978	89%	Banff, U.K.	Bareboat	Teekay	6 years (2)
Navion Saga	149,000	1991	100%	Volve, Norway	Time charter	StatoilHydro	1 years (3)
Karratha Spirit	106,600	1988	100%	Legendre, Australia	Time charter	Apache	2 years (3)
Dampier Spirit	106,700	1987	100%	Stag, Australia	Time charter	Apache	5 years (3)

Total capacity	605,100

(1)	This vessel is on a back-to-back charter between Teekay and Unocol for a remaining term of five years.

(2)
Charterer is required to charter the vessel for as long as a specified FPSO unit, the Petrojarl Banff, produces the Banff field in the North Sea, which could extend to 2014 depending on the field operator.

(3)	Charterer has option to extend the time charter after the initial fixed period.
During 2008 approximately 10% of our net voyage revenues from continuing operations were earned by the vessels in the FSO segment, compared to 9% in 2007 and 6% in 2006. Please read Item 5 - Operating and Financial Review and Prospects: Results of Operations.
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

•
Pursue opportunities in the FPSO sector. We believe that Teekay Corporation’s ownership of Petrojarl will enable us to competitively pursue FPSO projects anywhere in the world by combining Petrojarl’s engineering and operational expertise with Teekay Corporation’s global marketing organization and extensive customer and shipyard relationships.

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
StatoilHydro, Teekay Corporation and Petrobras Transporte S.A. accounted for approximately 37%, 21% and 13%, respectively, of our consolidated voyage revenues from continuing operations during the year ended December 31, 2008. StatoilHydro, Teekay Corporation and Petrobras Transporte S.A. accounted for approximately 39%, 20% and 13%, respectively, of our consolidated voyage revenues from continuing operations during 2007. Teekay Corporation and StatoilHydro ASA accounted for approximately 12% and 30%, respectively, of consolidated voyage revenues from continuing operations during 2006. No other customer accounted for 10% or more of revenues during any of these periods.
Safety, Management of Ship Operations and Administration
Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels. In 2007 Teekay Corporation introduced a behavior-based safety program called “Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, we introduced the Quality Assurance and Training Officers (or QATO) Program to conduct rigorous internal audits of our processes and provide our seafarers with onboard training.
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
Teekay Corporation, which assists us in managing our ship operations through its subsidiaries, has obtained approval for its safety management system as being in compliance with the ISM Code. Our safety management system has also been certified as being compliant with ISO 9001, ISO 14001 and OSHAS 18001 standards. To maintain compliance, the system is audited regularly by either the vessels’ flag state or, when nominated by the flag state, a classification society. Certification is valid for five years subject to satisfactorily completing internal and external audits.

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
In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective April 5, 2005, accelerated the existing mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. All of our shuttle and conventional oil tankers are double-hulled and were delivered after July 6, 1996, so those tankers will not be affected directly by these IMO regulations.
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
OPA 90 limits the liability of responsible parties. Effective as of October 9, 2006, the limit for double-hulled tank vessels was increased to the greater of $1,900 per gross ton or $16 million per double-hulled tanker per incident, subject to adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We currently maintain pollution liability coverage for each vessel, in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.
Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be built with double-hulls. All of our existing tankers are, and all of our newbuildings will be, double-hulled.
The U.S. Coast Guard (or Coast Guard) has implemented regulations requiring evidence of financial responsibility in an amount equal to the applicable OPA limitation on liability currently at $1,900 per gross ton for a double hulled tanker, plus the CERCLA liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.
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
The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship-owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by obtaining financial guarantees from third-parties. If other vessels in our fleet trade into the United States in the future, we expect to obtain additional guarantees from third-party insurers or to provide guarantees through self-insurance.
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

Environmental Regulation — Other Environmental Initiatives
Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.9 million plus approximately $977 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $139 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
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
In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the EPA, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of bunkers as potential pollutants, and requiring the installation on ocean-going vessels of pollution prevention equipment such as oily water separators and bilge alarms.
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
The EPA appealed this decision to the Ninth Circuit Court of Appeals, which on July 23, 2008, upheld the District Court’s decision. In response, the EPA adopted a new Clean Water Act permit titled the “Vessel General Permit.” Effective February 6, 2009, container vessels (including all vessels of the type operated by us) operating as a means of transportation that discharge ballast water or certain other incidental discharges into U.S. waters must obtain coverage under the Vessel General Permit and comply with a range of best management practices, reporting, inspections and other requirements. The Vessel General Permit also incorporates U.S. Coast Guard requirements for ballast water management and exchange and includes specific technology-based requirements for vessels, including oil and petroleum tankers. Under certain circumstances, the EPA may also require a discharger of ballast water or other incidental discharges to obtain an individual permit in lieu of coverage under the Vessel General Permit. These new requirements will increase the cost of operating our vessels in U.S. waters.
Since the EPA’s adoption of the Vessel General Permit, several U.S. states have added specific requirements to the permit through the Clean Water Act section 401 certification process (which varies from state to state) and, in some cases, require vessels to install ballast water treatment technology to meet biological performance standards.
Since January 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. These cases are still in early procedural stages of litigation.
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
Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2008

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
We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Ownership Test described in the Final Section 883 Regulations. As a result of an offering of our common units in 2008, Teekay Corporation indirectly owns less than 50.0% of our outstanding units and, depending upon the valuation of the general partner interest Teekay Corporation indirectly owns in us, may own 50.0% or less of the value of us. In the event Teekay Corporation does not indirectly own more than 50.0% of the value of our outstanding equity interests for more than half of the days in a given year, we generally will not satisfy the Ownership Test and therefore would not satisfy the requirements of the Section 883 Exemption. In that event, our U.S. Source International Transportation Income would not be exempt from U.S. federal income taxation by reason of Section 883. We believe that we should satisfy the Ownership Test based upon the ownership of more than 50% of the value of us by Teekay Corporation. However, the determination of whether we satisfy the Ownership Test at any given time depends upon a multitude of factors, including Teekay Corporation’s ownership of us, whether Teekay Corporation’s stock is publicly traded, the concentration of ownership of Teekay Corporation’s own stock and the satisfaction of various substantiation and documentation requirements. There can be no assurance that we will satisfy these requirements at any given time and thus that our U.S. Source International Shipping Income would be exempt from U.S. federal income taxation by reason of Section 883 in any of our taxable years.
The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed placed of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

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
Our Norwegian subsidiaries are subject to taxation in Norway on their income regardless of where the income is derived. The generally applicable Norwegian income tax rate is 28%.
Taxation of Norwegian Subsidiaries Engaged in Business Activities. All of our Norwegian subsidiaries (limited liability companies) are subject to regular Norwegian taxation on their world wide income. The generally applicable Norwegian income tax rate is 28%. Generally, a Norwegian resident company is taxed on its income realized for tax purposes. The starting point for calculating taxable income is the company’s income as shown on its annual accounts, calculated under generally accepted accounting principles and as adjusted for tax purposes. Gross income will include capital gains, interest, dividends from certain corporations and foreign exchange gains.
The Norwegian companies also are taxed on any gains resulting from the sale of assets. The gain on depreciable assets is taken into income for Norwegian tax purposes at a rate of 20.0% per year on a declining balance basis.
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
Taxation of Controlled Foreign Corporations. Norwegian companies are also taxable on certain income earned by controlled foreign corporations (or CFCs) resident in low tax countries. A CFC for these purposes is a foreign resident company in which 50.0% or more of the shares or capital is owned or controlled by Norwegian resident companies or individuals, such as Navion Offshore Loading AS’s Singapore subsidiary, Teekay Navion Offshore Loading Pte. (or TNOL). A country is a low tax country if the CFC’s income tax on profits is less than two-thirds of the Norwegian tax that would apply if the company were resident in Norway. Income earned by a CFC is directly included in the taxable income of its Norwegian parent. Norwegian CFC taxation is not imposed if the foreign company is resident in a low tax country with which Norway has concluded a tax treaty, unless the income that the foreign company earns is mainly of a passive nature. Also, Norwegian CFC taxation is not imposed if the foreign company is resident in a country within the European Economic Area, and it is proved that the foreign company is genuinely established and performs genuine business activities in the relevant country within the European Economic Area.
Taxation of Foreign Companies and Permanent Establishments. Foreign registered companies are subject to Norwegian world wide taxation if the company’s place of effective management is situated in Norway (Norwegian resident companies). Furthermore, foreign resident companies are taxable in Norway on business activities performed through a permanent establishment in Norway. Foreign resident companies engaged in activities related to the exploration or exploitation of subsoil petroleum on the Norwegian continental shelf are taxable in Norway under domestic law according to the Norwegian Petroleum Tax Act. The same applies to foreign companies participating in partnerships engaged in activities on the Norwegian continental shelf.
Taxation of Dividends. Generally, only 3% of dividends received by a Norwegian resident company are taxable under the Norwegian participation exemption (at the standard tax rate of 28%). The participation exemption rule does not apply to dividends from companies resident outside the European Economic Area if (a) the country of residence is a low-tax country or (b) the ownership of shares in the distributing company is considered to be a “portfolio investment” (i.e. less than 10.0% share ownership or less than two years continuous ownership period). Nor does the participation exemption rule apply to dividends from companies’ resident within the European Economic Area if (a) the country of residence is a low-tax country and (b) the company is not genuinely established or does not perform genuine business activities in the relevant country within the European Economic Area. Dividends that do not qualify under the participation exemption rule are subject to the general 28% income tax rate when received by the Norwegian resident company, unless an applicable tax treaty provides for a reduced tax rate or an exemption.

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
Taxation on Distributions by Norwegian Entities. Norway levies a 25.0% withholding tax on non-residents of Norway that receive dividends from a Norwegian resident company. However, the Norwegian withholding tax may be reduced if the recipient of the dividend is resident in a country that has an income tax treaty with Norway. If the recipient of the dividend is a company resident within the European Economic Area, and the recipient is genuinely established and performs genuine business activities in the relevant country, the dividend will be exempt from Norwegian withholding tax. We believe that distributions by our Norwegian subsidiaries will be subject to a reduced amount of Norwegian withholding tax or not be subject to Norwegian withholding tax.
We do not expect that payment of Norwegian income taxes will have a material effect on our results.
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
Our operating subsidiary, Teekay Offshore Operating L.P. owns all of the shares of Norsk Teekay Holdings Ltd. (or Norsk Teekay), a Marshall Islands company. Norsk Teekay owns all of the shares of Teekay European Holdings S.a.r.l. (or TEHS), a Luxembourg company. TEHS owns all of the shares of Teekay Netherlands European Holdings BV (or Teekay Netherlands), a Netherlands company.
TEHS was primarily capitalized with a discounted loan from Norsk Teekay (the proceeds of which TEHS used to purchase shares in Norsk Teekay AS, which were immediately then contributed to Teekay Netherlands), which we believe were compliant with the Luxembourg thin capitalization threshold and a fixed interest loan from OPCO. Its only significant assets are shares of Teekay Netherlands and a fixed interest loan to Navion Offshore Loading AS (or NOL).
TEHS is considered a Luxembourg resident company subject to taxation in Luxembourg on its income regardless of where the income is derived. The generally applicable Luxembourg income tax rate is 28.59%.
Taxation of Interest Income. TEHS’ loans to NOL generate interest income. However, this interest income is substantially offset by interest expense on the loan made by OPCO to TEHS. Accordingly, at TEHS’ current level of indebtedness and provided that TEHS does not bear any foreign exchange risk, TEHS should earn a minimum level of net interest income equal to 0.0625% of the loan balance to NOL, an immaterial amount that will be subject to taxation in Luxembourg. The net interest income generated from the loans to NOL can also, to the extent the interest due on the discounted loan from Norsk Teekay exceeds any dividend income from Teekay Netherlands during the same year be offset by interest expense on TEHS’ discounted loan payable to Norsk Teekay. The deduction of interest expense on the discounted loan is subject to recapture in the future, as discussed below.
Taxation of Potential Foreign Currency Exchange Net Gain. TEHS holds it accounts in Euros, while the loan to NOL is denominated in Norwegian Kroner. Regardless whether they are realized or unrealized, foreign currency exchange gains are generally fully taxable in Luxembourg to the extent they are reflected in the accounts (under Luxembourg GAAP). Foreign currency exchange losses are in principle deductible from the taxable base of TEHS under the same conditions. We minimized such foreign exchange exposure by having the loan from OPCO also Norwegian Kroner denominated and with the exact same terms and conditions (same principal amount and same effective date and maturity save for a differential in the interest rates leading to the small net interest income noted above) as the loan to NOL. Accordingly, we believe that the foreign exchange net gain on the loan from OPCO and on the loan to NOL should be minimized in Luxembourg.
Taxation of Interest Payments. Luxembourg does not levy a withholding tax on interest paid to non-residents of Luxembourg, such as Norsk Teekay and OPCO, unless the Council Directive 2003/48/EC (or European Savings Directive) would apply, or the interest represents a right to participate in profits of the interest-paying entity and the debt has certain other characteristics or the interest payment relates to the portion of debt used to acquire share capital, and the debt exceeds a Luxembourg “thin capitalization” threshold, or the interest rate is not regarded to be at arm’s length. We believe that the interest paid by TEHS on the types of loans made to it by Norsk Teekay and OPCO does not represent a right to participate in its profits and is consistent with Luxembourg transfer pricing rules. Furthermore, we have capitalized TEHS to meet the “thin capitalization” threshold. Accordingly, we believe that interest payments made by TEHS to Norsk Teekay and OPCO are not subject to Luxembourg withholding tax.

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
Netherlands Taxation
The following discussion is based upon the current tax laws of the Kingdom of the Netherlands and regulations, the Dutch tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this prospectus and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Dutch corporate income tax considerations applicable to us.
Teekay Netherlands is capitalized solely with equity from TEHS, the Luxembourg shareholder. Its only significant asset is the shareholding in Norsk Teekay AS (or NTAS), which is an intermediate holding company and is the direct or indirect parent of various operating subsidiaries in Norway and Singapore, including Teekay Norway AS (or TNAS), Navion Offshore Loading AS (or NOL), Navion Gothenburg AS (or NGAS), Navion Bergen AS (or NBAS), Ugland Nordic Shipping AS (or UNS), PR Stena Ugland Shuttle Tanker I DA (or Stena I), PR Stena Ugland Shuttle Tankers II DA (or Stena II), and Teekay Navion Offshore Loading PTE. Ltd. (or TNOL).
Taxation of Dividends and Capital Gains. Pursuant to Dutch law, dividends received by Teekay Netherlands from NTAS and capital gains realized on any disposal of the shares of NTAS generally will be exempt from Dutch taxation (the participation exemption) if the following conditions are met:
•	the company in which the shareholding is held, has a capital divided into shares;
•	the shareholding is at least 5% of the paid up share capital of the company;
•	the consolidated assets of the participation do not, directly or indirectly, consist for more than 50% out of portfolio investments (“asset test”);
•
in case that the participation’s assets do, directly or indirectly, consist for more than 50% out of portfolio investments, the participation should be subject to a profit tax which results in taxation at a rate of at least 10% on a profit determined according to Dutch corporate income tax rules — the “subject to tax test”.

Ownership test. NTAS’ equity is wholly divided into shares. Teekay Netherlands meets the ownership threshold, and we currently expect that Teekay Netherlands will maintain its 100 % ownership interest in NTAS for the foreseeable future.
Asset test. Whether a shareholder’s interest in a company is considered to be a “portfolio investment” is determined solely by the assets of that company (based on the fair market value of the assets). For example, if the ‘consolidated’ assets of that company are predominantly portfolio investments or consist predominantly (50% or more) of assets used for passive group finance activities (e.g. group loans), the shareholder’s interest will in principle be considered a portfolio investment. Portfolio investments are assets that are not used in the line of the business of the company. Only assets will be consolidated. This means that mutual claims and debts of subsidiaries will not be eliminated. The assets will be taken into account for their fair market value. This also applies to assets that have not been commercially activated, such as the company’s own goodwill and other intangible assets.
Subject to tax test. If the asset test is not met then the participation exemption should still apply to shareholdings of 5% or more in foreign (as well as domestic) entities, unless the shareholder’s interest is a portfolio investment in a company that is not subject to a tax rate that is considered adequate. Adequate is defined as subject to a profit tax that equals at least an effective tax rate of 10% over a taxable base according to Dutch tax standards.
Conclusion. Because Teekay Netherlands’ interest in NTAS should not be considered a low taxed portfolio investment by now and in the foreseeable future, dividends received on or any capital gain resulting from the disposition of the shares of NTAS should be exempt from taxation in the Netherlands. Capital losses on a disposition of the shares of NTAS should not be tax deductible.
Taxation of Teekay Netherlands Dividends. In general, the Netherlands levies a 15% withholding tax on dividends paid by a Dutch company. The withholding tax is reduced to zero if the dividend is paid by Teekay Netherlands to TEHS, if TEHS meets the conditions of the European Union Parent-Subsidiary Directive. The Directive requires TEHS to hold at least 5% of the shares of Teekay Netherlands for at least one year before the dividend distribution. Based on Dutch tax legislation no holding period is required. We currently expect that TEHS will maintain its 100% ownership interest in Teekay Netherlands for the foreseeable future. Therefore, we believe that no Dutch withholding tax will be due on dividends paid by Teekay Netherlands to TEHS. In addition, TEHS should not be liable to Dutch corporate income tax with regards to the dividends received.
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
Under Section 13F of the Singapore Income Tax Act and the terms of the AIS incentive approval letter from the Maritime Port Authority of Singapore (or MPA) dated January 2005, the types of income that would qualify for tax exemption include:
•	charter hire/freight income from the operation of non-Singapore-registered vessels outside the limits of the port of Singapore;
•	dividends from approved shipping subsidiaries;
•	gains from the disposition of non-Singapore-registered ships for a period of 10 years from January 1, 2004 to December 31, 2013; and
•	gains from foreign exchange and risk management activities which are carried out incurred in connection with the Singapore shipping operations.
The AIS status awarded to TNOL is subject to TNOL meeting and continuing to meet the following conditions:
•	be a tax resident in Singapore;
•	own and operate a significant fleet of ships;
•	implement the business plan agreed with the MPA at the time of application of the incentive or such other modified plans as approved by the MPA;
•	the company’s shipping operations should be controlled and managed in Singapore;
•	incur directly attributable business spending in Singapore an average of S$4 million a year;
•	support and make significant use of Singapore’s trade infrastructure, such as banking, financial, business training, arbitration, and other ancillary services;
•	all ships chartered-in must be conducted on an arm’s-length basis;
•	inform the MPA of any changes to its Group shareholdings and operations;
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
There is a one year moratorium for foreign sourced investment income accrued up to 21 January 2009 to be exempted from tax even if they are remitted into Singapore between 22 January 2009 and 21 January 2010.
Taxation of Ship Management Income. In addition to the above, since October 2006 TNOL has provided ship management services to related and third party companies. Income from such activities does not qualify for exemption under the AIS incentive. Accordingly, the income derived from these activities is subject to tax at the prevailing corporate tax rate of 18.0%.
Australian Taxation
The following discussion is based upon the current tax laws of Australia and regulations, the Australian tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this Annual Report and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all Australian income tax considerations applicable to us. This discussion only considers Australian income tax and does not cover any other taxes which may be relevant e.g. stamp duty, goods and services tax, customs and excise duty, etc.
Teekay Offshore Australia Trust (or the Trust), which owns and operates the Karratha Spirit vessel in Australian waters, is an Australian resident trust for Australian tax purposes. OPCO is the non-resident beneficiary of the Trust.
As a non-resident beneficiary of the Trust, OPCO is subject to Australian tax on the taxable income of the Trust derived from Australian sources. Since the Trust only operates one asset, the Karratha Spirit, it is expected that all taxable income of the Trust has an Australian source.
Since, however, OPCO is not a resident of Australia the trustee of the Trust is required to pay the Australian tax due, on behalf of OPCO (the non-resident beneficiary). This is at 30.0% of the taxable income of the Trust. An income tax return is required to be filled by the trustee of the Trust for the income year.
OPCO is required to file an Australian tax return disclosing the taxable income related to the Trust and receives a credit for the tax paid by the trustee. Hence, no further Australian income tax should be due by the Trust. Generally, the trustee of the Trust will be taxable on its income attributable to its operations in Australia calculated under generally accepted accounting principles, as adjusted for tax purposes. Gross income will include capital gains, interest and realized foreign exchange gains and losses from both Australian and foreign sources. Trusts are subject to capital gains on the disposition of different classes of assets, including those which are used to carry on a business in Australia, and land and buildings situated in Australia. Capital gains can be offset by any capital losses incurred in the current year, in addition to any carried forward capital losses. Net capital gains generated by a trust are taxed at the general corporate rate of 30.0%.
Generally, a Trust is allowed to deduct the expenses it incurs in a taxation year, to the extent the expenses are incurred to earn the Australian sourced income. The Australian operations of the Trust are partly financed by debt. As such, to the extent the interest expense is allocable to the Australian sourced income it should generate interest deductions, subject to thin capitalization restrictions.
Teekay Australia Offshore Holdings Pty Ltd. (or TAOH) was incorporated in August of 2007 and is owned directly by us. TAOH is the sole member of Dampier Spirit LLC, which owns and operates the Dampier Spirit vessel in Australian waters. Together, TAOH and Dampier Spirit LLC form a tax consolidated group for Australian tax reporting purposes. The consolidated group is taxed as a regular Australian company and is subject to Australian domestic tax law. The consolidated group is taxed on its consolidated taxable income at the Australian corporate tax rate of 30% and is required to file an Australian tax return.
Thin capitalization measures apply which limit the deductibility of interest expenditure incurred by non-residents carrying on a business in Australia. The measures apply to the total debt of the Australian operations of multinational groups such that interest deductions are denied to the extent that borrowings exceed a safe harbor ratio or, alternatively, an arm’s length debt amount (as so calculated under the provisions of the Australian income tax legislation). Broadly, the safe harbor maximum amount of Australian debt for the Australian operations of a non-resident is 75.0% of the accounting book value of the assets of the Australian operations (except for deferred tax assets and liabilities, defined benefit plans but includes recognition and revaluation of certain internally generated intangible assets) after being reduced by non-debt liabilities (calculated on an average basis).
Teekay Navion Offshore Loading Pte Limited (or TNOL) is a non-resident entity which owns a vessel, the Basker Spirit, operating in Australian waters. Under a specific taxing provision, TNOL is deemed to have Australian taxable income equivalent to 5% of the gross payments received under the time-charter agreement with the customer. Tax arises at 30% on this deemed taxable income. This treatment has been confirmed by the Australian Taxation Office who has issued a ruling in this regard. Pursuant to the contractual terms of the time charter agreement this tax is for the charterer’s (or customer’s) account.
Taxation of Interest Paid To A Non-Resident. Australia levies withholding tax on interest paid to a non-resident where the interest relates to Australian operations. Therefore, any interest paid to non-residents will be subject to Australian withholding tax. Withholding tax is levied on payments of interest made to non residents, regardless of whether the interest deduction is allowed pursuant to other provisions of the Australian tax legislation. The withholding tax rate on interest is generally 10.0%, with the exception of certain interest payments to U.S. and U.K. resident financial institutions, whereby the rate is reduced to 0.0%.
Item 4A. Unresolved Staff Comments
Not applicable.

Item 5. Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
OVERVIEW
We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. Our principal asset is a 51% controlling interest in Teekay Offshore Operating L.P. (or OPCO), which operates a substantial majority of our shuttle tankers and floating storage and offtake (or FSO) units and all of our conventional crude oil tankers. Our growth strategy focuses on expanding our fleet of shuttle tankers and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring FPSO units, which produce and process oil offshore in addition to providing storage and offloading capabilities. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we seek to expand our offshore operations.
SIGNIFICANT DEVELOPMENTS
Equity Offerings: Acquisition of Additional 25% Interest in OPCO
On June 18, 2008, we completed a follow-on public offering of 7.0 million common units at a price of $20.00 per unit, for gross proceeds of $140.0 million. Concurrently with the public offering, Teekay Corporation acquired 3.25 million of our common units in a private placement at the same public offering price for a total cost of $65.0 million. On July 16, 2008, the underwriters for the public offering partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $7.5 million in gross proceeds to us.
As a result of these equity transactions, we raised gross proceeds of $216.8 million (including our general partner’s proportionate 2% capital contribution), and Teekay Corporation’s ownership of us was reduced from 59.8% to 50.0% (including its indirect 2% general partner interest). We used the net proceeds from the equity offerings of approximately $210.7 million to fund the acquisition for $205.0 million of an additional 25% interest in OPCO from Teekay Corporation and to repay a portion of advances from OPCO to us.
Acquisition of Vessels in 2008
In June 2008, OPCO acquired from Teekay Corporation two 2008-built Aframax lightering tankers, the SPT Explorer and the SPT Navigator, for a total cost of approximately $106.0 million, including assumption of debt of $90.0 million. These two lightering tankers are specially designed to be used in ship-to-ship oil transfer operations. They operate under 10-year, fixed-rate bareboat charters to Teekay Corporation’s 50% owned joint venture company, Skaugen PetroTrans, with options exercisable by the charterer to extend up to an additional five years.
In June 2007, OPCO exercised its option to purchase a 2001-built shuttle tanker from a third party, the Navion Oslo, for $41.7 million, which previously had been in-chartered by OPCO and included in our shuttle tanker fleet. The vessel was delivered to OPCO in March 2008.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation is obligated to offer us certain shuttle tankers, FSO units, and FPSO units it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length.
Teekay Corporation has ordered four Aframax shuttle tanker newbuildings, which are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $463.3 million. It is anticipated that these vessels will be offered to us and will be used to service either new long-term, fixed-rate contracts Teekay Corporation may be awarded prior to the vessel deliveries or OPCO’s contracts-of-affreightment in the North Sea.
Pursuant to the omnibus agreement, Teekay Corporation was also obligated to offer to us the FPSO unit, the Varg, within 30 days of the unit being re-chartered by Teekay Petrojarl on December 4, 2008. We have agreed to waive Teekay Corporation’s obligation to offer the unit to us for charter or purchase within 30 days of the re-chartering in exchange for the right to acquire the unit, for its fair market value, at any time until December 4, 2009.
The omnibus agreement also obligated Teekay Corporation to offer to us prior to July 9, 2009, existing FPSO units of Teekay Petrojarl that were servicing contracts in excess of three years in length as of July 9, 2008, the date on which Teekay Corporation acquired 100% of Teekay Petrojarl. We have agreed to waive Teekay Corporation’s obligation to offer these FPSO units to us by July 9, 2009 in exchange for the right to acquire these units, for their fair market value, at any time until July 9, 2010.
Please see Item 7 — Major Unitholders and Related Party Transactions.

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

•	Bareboat charters, whereby customers charter vessels for a fixed period of time at rates that are generally fixed, but the customers operate the vessels with their own crews; and
•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate.
The table below illustrates the primary distinctions among these types of charters and contracts:

	Contract of	Time	Bareboat	Voyage
	Affreightment	Charter	Charter	Charter(1)
Typical contract length	One year or more	One year or more	One year or more	Single voyage
Hire rate basis(2)	Typically daily	Daily	Daily	Varies
Voyage expenses(3)	We pay	Customer pays	Customer pays	We pay
Vessel operating expenses(3)	We pay	We pay	Customer pays	We pay
Off-hire (4)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay

(1)	Under a consecutive voyage charter, the customer pays for idle time.

(2)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(3)	Defined below under “Important Financial and Operational Terms and Concepts.”

(4)	“Off-hire” refers to the time a vessel is not available for service.
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
Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read “Drydocking” below. We expect these expenses to increase as the fleet matures and expands.
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
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In July 2007, we acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, we acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. In June 2008, we acquired from Teekay Corporation its interests in two 2008-built Aframax lightering tankers, the SPT Explorer and the SPT Navigator. This acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under the 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years).

These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our statements of income (loss) for the years ended December 31, 2008, 2007 and 2006 reflect these vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg), March 15, 1998 (Dampier Spirit), January 7, 2008 (SPT Explorer) and March 28, 2008 (SPT Navigator).

•
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. For instance, the average number of owned vessels in our conventional tanker fleet increased from 9 in 2007 to 11 in 2008. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our vessel operating costs are facing industry-wide cost pressures. The shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage has resulted in crewing wage increases during 2007 and 2008 and has continued to date during 2009.

•
Our financial results of operations are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes are revalued and reported based on the prevailing exchange rate at the end of the period. OPCO has entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Under the services agreements, the applicable sunsidiaries of Teekay Corporation are paid in U.S. dollars for reasonable direct and indirect expenses, incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroner. The Teekay Corporation subsidiaries were paid under the services agreements based on a fixed U.S. dollar / Norwegian Kroner exchange rate until December 31, 2008. The exchange rate is no longer fixed under these agreements, which may result in increased payments by us if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.

•
Our operations are seasonal. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. During 2006 to 2008, our vessels were offhire at various points of time due to scheduled and unscheduled maintenance. The financial impact from these periods of offhire, if material, is explained in further detail below in “— Results of Operations”.

We manage our business and analyze and report our results of operations on the basis of three business segments: the shuttle tanker segment, the conventional tanker segment and the FSO segment.
Year Ended December 31, 2008 versus Year Ended December 31, 2007
Shuttle Tanker Segment
Our shuttle tanker fleet consists of 37 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 37 shuttle tankers, 25 are owned by OPCO (including 5 through 50% owned subsidiaries), 10 are chartered-in by OPCO and 2 are owned by us (including one through a 50% owned subsidiary). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time where spot rates during 2009 have experienced significant declines compared to 2008 as a result of the contraction in the global economy.
The following table presents our shuttle tanker segment’s operating results for the years ended December 31, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Voyage revenues	650,896	590,611	10.2
Voyage expenses	169,578	114,157	48.5

Net voyage revenues	481,318	476,454	1.0
Vessel operating expenses	132,415	103,809	27.6
Time-charter hire expense	132,234	150,463	(12.1)
Depreciation and amortization	91,846	86,502	6.2
General and administrative (1)	51,996	50,776	2.4

Income from vessel operations	72,827	84,904	(14.2)

Calendar-Ship-Days
Owned Vessels	9,765	9,180	6.4
Chartered-in Vessels	3,624	4,297	(15.7)

Total	13,389	13,477	(0.7)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
The average size of our owned shuttle tanker fleet increased for 2008 compared to 2007, primarily due to:
•
the acquisition in July 2007 of a 2000-built shuttle tanker (the Navion Bergen) and a 50% interest in a 2006-built shuttle-tanker (the Navion Gothenburg) (or the 2007 Shuttle Tanker Acquisitions). However, as a result of the inclusion of the Dropdown Predecessor, the Navion Bergen had been included for accounting purposes in our results as if it had been acquired on April 16, 2007, when it completed its conversion and began operations as a shuttle tanker for Teekay Corporation. The Navion Gothenburg completed its conversion and began operations as a shuttle tanker concurrently with its acquisition by us in July 2007. Please read “—Items You Should Consider When Evaluating Our Results of Operations— Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above; and

•	the purchase of a previously in-chartered shuttle tanker, which was delivered to us in late March 2008 (or the 2008 Shuttle Tanker Acquisition)
The average size of our chartered-in shuttle tanker fleet decreased in 2008 compared to 2007, primarily due to:
•	the redelivery of two chartered-in vessels back to their owners in December 2007 and June 2008, respectively; and
•	the 2008 Shuttle Tanker Acquisition.
Net Voyage Revenues. Net voyage revenues increased slightly for 2008 from 2007, primarily due to:
•	an increase of $10.2 million due to the 2007 Shuttle Tanker Acquisitions (including the impact of the Dropdown Predecessor);
•
an increase of $9.6 million due to more revenue days from shuttle tankers servicing contracts of affreightment and the conventional spot market and earning a higher average daily charter rate than the same period last year;

•
an increase of $2.5 million due to the redeployment of one shuttle tanker from servicing contracts of affreightment to a time-charter effective October 2007, and earning a higher average daily charter rate than for the same period last year; and

•	an increase of $2.3 million due to the recovery of certain Norwegian environmental taxes as voyage expenses from our customers on the Heidrun oil field in 2008;

partially offset by
•	a decrease of $10.0 million due to declining oil production at mature oil fields in the North Sea that are serviced by certain shuttle tankers on contracts of affreightment;
•	a decrease of $3.9 million due to an increased number of offhire days resulting from an increase in scheduled drydockings and unexpected repairs performed for 2008 compared to 2007;
•	a decrease of $3.4 million due to customer performance claims under the terms of charter party agreements; and
•	a decrease of $3.0 million due to an increase in bunker costs which are not passed on to the charterer under certain contracts.
Vessel Operating Expenses. Vessel operating expenses increased for 2008 from 2007, primarily due to:
•	an increase of $13.6 million in salaries for crew and officers primarily due to general wage escalations and a change in the crew rotation system;
•	an increase of $5.3 million relating to an increase in services due to the rising cost of consumables, lubes, and freight;
•	an increase of $4.4 million relating to the 2008 Shuttle Tanker Acquisition;
•	an increase of $3.4 million relating to repairs and maintenance performed for certain vessels those periods; and
•	an increase of $1.4 million relating to the unrealized change in fair value of our foreign currency forward contracts.
Time-Charter Hire Expense. Time-charter hire expense decreased for 2008 from 2007, primarily due to:
•	a decrease of $17.4 million due to redelivery of two chartered-in vessels back to their owners in December 2007 and June 2008, respectively; and
•	a decrease of $9.0 million due to the 2008 Shuttle Tanker Acquisition;
partially offset by
•	by an increase of $8.0 million due to an increase in spot chartered-in vessels during 2008.
Depreciation and Amortization. Depreciation and amortization expense increased for 2008 from 2007, primarily due to:
•	an increase of $2.8 million due to the 2007 Shuttle Tanker Acquisitions (including the impact of the Dropdown Predecessor); and
•	an increase of $1.6 million due to the 2008 Shuttle Tanker Acquisition.
Conventional Tanker Segment
OPCO owns 11 Aframax conventional crude oil tankers, 9 of which operate under fixed-rate time charters with Teekay Corporation. The remaining 2 vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50%-owned joint venture.
The following table presents our conventional tanker segment’s operating results for the years ended December 31, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our conventional tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Voyage revenues	153,200	135,922	12.7
Voyage expenses	53,722	36,594	46.8

Net voyage revenues	99,478	99,328	0.2
Vessel operating expenses	25,156	24,175	4.1
Depreciation and amortization	22,901	21,324	7.4
General and administrative (1)	8,674	7,828	10.8

Income from vessel operations	42,747	46,001	(7.1)

Calendar-Ship-Days
Owned Vessels	3,931	3,405	15.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

The average size of the conventional crude oil tanker fleet increased for 2008 compared to 2007, primarily due:
•
In June 2008, OPCO acquired the lightering tankers SPT Explorer and SPT Navigator (collectively, the 2008 Conventional Tanker Acquisitions), which operate under fixed-rate bareboat charters to Teekay Corporation’s 50% owned joint venture company, Skaugen PetroTrans. (However, as a result of the inclusion of the Dropdown Predecessor, the SPT Explorer and the SPT Navigator have been included for accounting purposes in our results as if they were acquired on January 7, 2008 and March 28, 2008, respectively, when they completed construction and began operations as conventional tankers for Teekay Corporation. Please read “—Items You Should Consider When Evaluating Our Results of Operations— Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above);

partially offset by
•
transfer of the Navion Saga to the FSO segment as a result of the completion of its conversion to an FSO unit and commencing a three-year FSO time charter contract in early May 2007 (prior to the completion of the vessel’s conversion to an FSO unit, it was included as a conventional crude oil tanker within the conventional tanker segment).

Net Voyage Revenues. Net voyage revenues increased slightly for 2008 compared to 2007, primarily due:
•	an increase of $8.6 million due to the 2008 Conventional Tanker Acquisitions (including the impact of the Dropdown Predecessor);
•	an increase of $3.6 million due to an increase in the daily hire rates for all nine time-charter contracts with Teekay Corporation; and
•	a relative increase of $1.9 million due to fewer scheduled drydockings;
partially offset by
•
a decrease of $10.1 million in net bunker revenues (under the terms of eight of the nine time-charter contracts with Teekay Corporation, OPCO is responsible for the bunker fuel expenses and the approximate amounts of these expenses are added to the daily hire rate; during the annual review of the daily hire rate in the third quarter of 2007, the rate per day was adjusted downwards based on the average daily bunker consumption for the preceding year); and

•	a decrease of $3.4 million due to the transfer of the Navion Saga to the FSO segment in early May 2007.
Vessel Operating Expenses. Vessel operating expenses increased for 2008 from 2007, primarily due to:
•	an increase of $1.5 million in salaries for crew and officers, primarily due to general wage escalations; and
•	an increase of $1.1 million due to an increase in prices for consumables, freight and lubricants;
partially offset by
•	a decrease of $1.4 million due to the transfer of the Navion Saga to the FSO segment in early May 2007.
Depreciation and Amortization. Depreciation and amortization expense increased for 2008 from 2007, primarily due to:
•	an increase of $2.8 million due to the 2008 Conventional Tanker Acquisitions (including the impact of the Dropdown Predecessor);
partially offset by
•	a decrease of $1.1 million from the transfer of the Navion Saga to the FSO segment in early May 2007.
FSO Segment
We own five FSO units that operate under fixed-rate time charters or fixed-rate bareboat charters. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage.
The following table presents our FSO segment’s operating results for the years ended December 31, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Voyage revenues	68,396	58,670	16.6
Voyage expenses	1,729	886	95.1

Net voyage revenues	66,667	57,784	15.4
Vessel operating expenses	26,845	21,676	23.8
Depreciation and amortization	23,690	16,544	43.2
General and administrative (1)	3,560	3,800	(6.3)

Income from vessel operations	12,572	15,764	(20.2)

Calendar-Ship-Days
Owned Vessels	1,830	1,705	7.3

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

During 2007, we were deemed to have operated four FSO units, including the Dampier Spirit as a result of the inclusion of the Dropdown Predecessor, which we acquired from Teekay Corporation in October 2007. The Dampier Spirit has been included in our results as if it was acquired on January 1, 2007. Please read “—Items You Should Consider When Evaluating Our Results of Operations— Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above.
A fifth FSO unit, the Navion Saga, was operated as a conventional crude oil tanker within our conventional tanker segment until May 2007, as discussed above.
Net Voyage Revenues. Net voyage revenues increased during for 2008 from 2007, primarily due to:
•	an increase of $6.9 million from the inclusion of the Navion Saga in the FSO segment from May 2007; and
•	a relative increase of $3.3 million from the Dampier Spirit being offhire for 110 days during the first half of 2007 due to a scheduled drydock;
partially offset by
•	a relative decrease due to the receipt of a mobilization fee of $3.5 million during 2007.
Vessel Operating Expenses. Vessel operating expenses increased for 2008 from 2007, primarily due to the inclusion of the Navion Saga in the FSO segment from May 2007.
Depreciation and Amortization. Depreciation and amortization expense increased for 2008 from 2007, primarily due to the inclusion of the Navion Saga in the FSO segment from May 2007.
Other Operating Results
General and Administrative Expenses. General and administrative expenses have increased to $64.2 million in 2008 from $62.4 million for 2007, primarily due to:
•	an increase of $6.8 million, primarily due to an increase in crew training costs;
partially offset by
•
a decrease of $5.4 million in management fees payable to a subsidiary of Teekay Corporation for services rendered to us during 2008. Included in the management fee is an allocation of accrued costs relating to a long-term incentive plan (the Vision Incentive Plan or VIP) maintained by Teekay Corporation for the benefit of its senior management, some of whom provide services to us. As a result of decreases in Teekay Corporation’s share price, there was a decrease in the accrual of the long-term incentive plan compensation expense for 2008.

Interest Expense. Interest expense increased to $215.7 million for 2008, from $126.3 million for 2007, primarily due to:
•	an increase of $86.8 million relating to the unrealized change in fair value of our interest rate swaps;
•	an increase of $7.0 million due to the assumption of debt relating to the 2007 Shuttle Tanker Acquisitions and the 2008 Conventional Tanker Acquisitions; and
•	an increase of $4.3 due to the increase in debt relating to the purchase of the Dampier Spirit;
partially offset by
•	a decrease of $5.4 million relating to the timing difference in the reset dates between OPCO’s loans and related interest rate swaps; and
•	a decrease of $4.1 million relating to the scheduled repayment of debt during 2007 and 2008 for five of our subsidiaries.
We have not designated our interest rate swaps as hedges for accounting purposes and as such, the unrealized changes in the fair values of the swaps are reflected in interest expense in our consolidated statements of income (loss).
Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains was $4.3 million for 2008 compared to a $11.7 million loss for 2007. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
Income Tax Recovery (Expense). Income tax recovery was $56.7 million for 2008 compared to $10.5 million for 2007. The $46.2 million increase to income tax recoveries was primarily due to an increase in deferred income tax recoveries relating to unrealized foreign exchange translation losses.
Other Income. Other income for 2008 and 2007 was $11.9 million and $10.4 million, respectively, which was primarily comprised of leasing income from our VOC equipment.
Net (Loss) Income. As a result of the foregoing factors, net income decreased to a loss of $17.6 million for 2008, from income of $4.0 million for 2007.

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
The average size of our owned shuttle tanker fleet increased for 2007 compared to 2006, primarily due to:
•
the consolidation into our results of the five vessels owned by OPCO’s 50% owned subsidiaries, effective December 1, 2006 upon amendments to the applicable operating agreements that granted OPCO control of the subsidiaries (the Consolidation of 50%-Owned Subsidiaries). Prior to December 1, 2006, these entities were equity accounted for as joint ventures. Please read “—Items You Should Consider When Evaluating Our Results of Operations— Amendments to certain operating agreements in December 2006 have resulted in five 50% owned subsidiaries being consolidated with us under GAAP” above; and

•
the acquisition in July 2007 of a 2000-built shuttle tanker (the Navion Bergen) and a 50% interest in a 2006-built shuttle-tanker (the Navion Gothenburg) (the 2007 Shuttle Tanker Acquisitions). (However, as a result of the inclusion of the Dropdown Predecessor, the Navion Bergen had been included for accounting purposes in our results as if it had been acquired on April 16, 2007, when it completed its conversion and began operations as a shuttle tanker for Teekay Corporation. The Navion Gothenburg completed its conversion and began operations as a shuttle tanker concurrently with its acquisition in July 2007. Please read “—Items You Should Consider When Evaluating Our Results of Operations— Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above);

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
partially offset by
•
a $2.2 million writedown in 2006 of certain offshore equipment servicing a marginal oil field that was prematurely shut down in June 2005 due to lower than expected oil production. (This writedown occurred due to a reassessment of the estimated net realizable value of the equipment and follows a $12.2 million writedown in 2005 arising from the early termination of a contract for the equipment (some of this equipment was re-deployed on another field in October 2005)).

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

The average size of the conventional crude oil tanker fleet decreased for 2007 compared to 2006, primarily due to the transfer of the Navion Saga from the conventional tanker segment to the FSO segment as a result of the completion of its conversion to an FSO unit and commencing a three-year FSO time charter contract in early May 2007.
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
As described above, a fifth FSO unit, the Navion Saga, was transferred from the conventional tanker segment to the FSO segment as a result of the completion of its conversion to an FSO unit and commencing a three-year FSO time charter contract in early May 2007. The change in operating results for the FSO segment from 2006 to 2007 was primarily due to the inclusion of the Navion Saga.
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
Net Loss from Discontinued Operations. On July 1, 2006, OPCO sold Navion Shipping Ltd. to a subsidiary of Teekay Corporation for $53.7 million. At the time of the sale, all of OPCO’s chartered-in conventional tankers were chartered-in by Navion Shipping Ltd. and subsequently time chartered to a subsidiary of Teekay Corporation at charter rates that provided a fixed 1.25% profit margin. These chartered-in conventional tankers were operated in the spot market by the subsidiary of Teekay Corporation. These operations prior to July 1, 2006 were reported within the conventional tanker segment. Net loss from discontinued operations was $10.5 million for 2006.
Net Income (Loss). As a result of the foregoing factors, net income increased to $4.0 million for 2007, from a net loss of $18.2 million for 2006.
Restructuring Costs
During 2009 we intend to reflag seven of our vessels from Norwegian flag to Bahamian flag and change the nationality mix of our crews. Under this plan, we will record and pay the restructuring charges of approximately $4.4 million during 2009. The actual charges are recorded in the period in which we commit to a formalized restructuring plan or execute the specific actions contemplated by the program and all criteria for restructuring charge recognition under the applicable accounting guidance have been met. We expect the reflagging will result in a reduction in our crewing cost for these vessels.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at December 31, 2008, our total cash and cash equivalents were $131.5 million, compared to $121.2 million at December 31, 2007. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $274.2 million as at December 31, 2008, compared to $286.7 million as at December 31, 2007. The decrease in liquidity was primarily the result of the $16.7 million cash payment made to Teekay Corporation for the purchase of the subsidiaries that own the lightering tankers, SPT Explorer and SPT Navigator, the payment of cash distributions by us and OPCO and expenditures for vessels and equipment; partially offset by cash generated by our operating activities.

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
We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we and OPCO distribute all of our and its available cash, we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Teekay Corporation and other of its affiliates.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Years Ended December 31,
	2008	2007
	($000’s)	($000’s)

Net cash flow from operating activities	122,566	45,847
Net cash flow from (used in) financing activities	38,806	(23,905)
Net cash flow used in investing activities	(151,108)	(14,704)
Operating Cash Flows. Net cash flow from operating activities increased to $122.6 million for 2008 from $45.8 million for 2007, primarily due to a net decrease in non-cash working capital, a decrease in distributions from subsidiaries to non-controlling interest owners, and a decrease in drydocking expenditures; partially offset by an increase in vessel operating expenses due to a trend of increasing crew compensation and an increase in interest expense from the increase in debt due to our acquisition of the SPT Explorer, the SPT Navigator, the Navion Oslo, the Navion Bergen and the Dampier Spirit, and our 50% interest in the Navion Gothenburg. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates. The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows. Scheduled debt repayments were $68.0 million during 2008 compared to $17.3 million during 2007. Net proceeds from long-term debt of $191.0 million, partially offset by net advances to affiliates of $46.5 million, were used to finance our acquisition of the SPT Explorer, the SPT Navigator and the Navion Oslo, and to partially fund debt prepayments. The excess of the purchase price over the contributed basis of the SPT Explorer and the SPT Navigator was $16.7 million and is reflected as a financing cash flow.
On June 18, 2008, we completed a follow-on public offering of 7.0 million common units at a price of $20.00 per unit, for gross proceeds of $140.0 million. Concurrently with the public offering, Teekay Corporation acquired 3.25 million of our common units in a private placement at the same public offering price for $65.0 million. On July 16, 2008, the underwriters for the public offering partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $7.5 million in gross proceeds to us. As a result, we raised gross equity proceeds of $216.8 million (including our general partner’s proportionate 2% capital contribution). The net proceeds were used to fund the purchase of an additional 25% interest in OPCO. The excess of the purchase price over the contributed basis of the 25% additional interest in OPCO was $91.6 million and is reflected as a financing cash flow.
Cash distributions paid by us during 2008 and 2007 totaled $42.2 million and $22.7 million, respectively. Subsequent to December 31, 2008, cash distributions were declared and paid on February 13, 2009 for the three months ended December 31, 2008 and totaled $13.9 million.
Investing Cash Flows. During 2008, net cash used by investing activities related primarily to the $115.0 million acquisition from Teekay Corporation of an additional 25% interest in OPCO and $41.7 million for the acquisition of the Navion Oslo from a third party. Additionally, net cash used in investing activities includes expenditures for vessels and equipment of $16.2 million and $21.0 million during 2008 and 2007, respectively, for vessels and equipment, and we paid $0.5 million and $8.4 million, during 2008 and 2007, respectively, relating to investments in direct financing leases. During 2008 and 2007, we received $22.4 million and $21.7 million, respectively, in scheduled repayments from the leasing of our VOC equipment. During 2007 we also received $3.2 million in proceeds from the sale of certain offshore equipment.
Credit Facilities
As at December 31, 2008, our total debt was $1.57 billion, compared to $1.52 billion as at December 31, 2007. As at December 31, 2008, we had seven revolving credit facilities available, which, as at such date, provided for borrowings of up to $1.46 billion, of which $142.7 million was undrawn. As at December 31, 2008, five of our six 50% owned subsidiaries had an outstanding term loan, which, in aggregate, totaled $252.2 million. The joint venture term loans reduce in semi-annual payments with varying maturities through 2017. Please read Item 18 — Financial Statements: Note 6 — Long-Term Debt.
Our seven revolving credit facilities are described in Note 6, Long-Term Debt, to our consolidated financial statements included in this report.
Five of the revolving credit facilities contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of $75.0 million and 5.0% of OPCO’s total consolidated debt. The remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of $50.0 million and 5.0% of Teekay Corporation’s total debt, which has recourse to Teekay Corporation. As at December 31, 2008, we, OPCO and, to our knowledge, Teekay Corporation were in compliance with all of our and its covenants under these credit facilities.

The term loans of our 50% owned subsidiaries are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2008, we had guaranteed $76.0 million of these term loans, which represents our 50% share of the outstanding vessel mortgage debt in five of these 50% owned joint venture companies. Teekay Corporation and our joint venture partner have guaranteed the remaining $176.2 million.
Interest payments on the revolving credit facilities and term loans are based on LIBOR plus a margin. At December 31, 2008, the margins ranged between 0.45% and 0.95%. At December 31, 2007 the margins ranged between 0.45% and 0.80%.
All of our vessel financings are collateralized by the applicable vessels. The term loans used to finance the five 50% owned joint venture shuttle tankers and our revolving credit facility agreements contain typical covenants and other restrictions, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing indebtedness (applicable to our term loans and two of our revolving credit facilities);
•	changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions when in default of the relevant loans;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges or granting certain liens;
•	selling, transferring, assigning or conveying assets; or
•	entering into a new line of business.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2008:

			2010	2012
			And	and
	Total	2009	2011	2013	Beyond 2013
	(in millions of U.S. dollars)
Long-term debt (1)	1,566.4	125.5	304.0	302.5	834.4
Chartered-in vessels (operating leases)	393.9	109.8	151.5	103.6	29.0

Total contractual obligations	1,960.3	235.3	455.5	406.1	863.4

(1)
Excludes expected interest payments of $51.2 million (2009), $88.7 million (2010 and 2011), $68.0 million (2012 and 2013) and $27.6 million (beyond 2013). Expected interest payments are based on December 31, 2008 LIBOR, plus margins which ranged between 0.45% and 0.95% as at December 31, 2008.

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
Revenue Recognition
Description. We generate a majority of our revenues from voyages servicing contracts of affreightment, time charters and bareboat charters and, to a lesser extent, spot voyages. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that a vessel is off-hire.
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

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the percentage of completion method, our revenues could be overstated or understated for any given period by the amount of such difference.
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
Drydocking
Description. We drydock each of our shuttle tankers and conventional oil tankers periodically for inspection, repairs and maintenance and for any modifications to comply with industry certification or governmental requirements. We may drydock FSO units if we desire to qualify them for shipping classification. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of the drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets.
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
Goodwill and Intangible Assets
Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charters, are amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise.
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
Effect if Actual Results Differ from Assumptions. In the fourth quarter of 2008, we completed our annual impairment testing of goodwill using the methodology described above, and determined there was no impairment. If actual results are not consistent with assumptions and estimates, we may be exposed to a goodwill impairment charge. As at December 31, 2008 and 2007, the net book value of goodwill was $127.1 million.
Amortization expense of intangible assets for 2008 and 2007 was $10.1 million and $11.1 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets. As at December 31, 2008 and 2007, the net book value of intangible assets was $45.3 million and $55.4 million, respectively.
Valuation of Derivative Instruments
Description. Effective January 1, 2008, we adopted Statement of Financial Accounting Standards (or SFAS) No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, we deferred the adoption of SFAS No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009.

Judgments and Uncertainties. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of ourselves and the counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as derivative assets and liabilities could vary by a material amount in the near term.
Effect if Actual Results Differ from Assumptions. If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings or other comprehensive income.
Recent Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This statement changes existing accounting requirements for other-than-temporary impairment. SFAS 115-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 115-2 on our consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly. SFAS 157-4 amends SFAS 157, Fair Value Measurements to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. SFAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. SFAS 157-4 supersedes SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. The guidance in SFAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Early adoption is permitted, but only for periods ending after March 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 157-4 on our consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments. SFAS 107-1 extends the disclosure requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. SFAS 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 107-1 on our consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. This statement amends SFAS 141, Business Combinations, to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, in accordance with SFAS 157, if the fair value can be determined during the measurement period. SFAS 141(R)-1 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R)-1 on our consolidated results of operations and financial condition.
In October 2008, the FASB issued SFAS No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161). The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on our consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our consolidated results of operations and financial condition.

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
Officers of our general partner and those individuals providing services to us, OPCO or our other subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its other affiliates. Our general partner intends to seek to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.
Directors and Executive Officers of Teekay Offshore GP L.L.C.
The following table provides information about the directors and executive officers of our general partner, Teekay Offshore GP L.L.C. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors are as of December 31, 2008.

Name	Age	Position
C. Sean Day	59	Chairman (1)
Bjorn Moller	51	Vice Chairman (1)
Peter Evensen	50	Chief Executive Officer, Chief Financial Officer and Director
David L. Lemmon	66	Director (2)
Carl Mikael L.L. von Mentzer	64	Director (2)
John J. Peacock	65	Director (2)

(1)	Member of Corporate Governance Committee

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
Bjorn Moller has served as the Vice Chairman of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. Mr. Moller is the President and Chief Executive Officer of Teekay Corporation and has held those positions since April 1998. Mr. Moller has over 25 years’ experience in the shipping industry and has served in senior management positions with Teekay Corporation for more than 15 years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities. Mr. Moller has also served as the Vice Chairman of Teekay GP L.L.C. and as the Chief Executive Officer and as a director of Teekay Tankers since they were formed in November 2004 and October 2007, respectively. Mr Moller has served as Chairman of the International Tanker Owners Pollution Federation since 2006 and on the Board of the American Petroleum Institute since 2000.

Peter Evensen has served as the Chief Executive Officer and Chief Financial Officer and as a Director of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. Mr. Evensen is also the Executive Vice President and Chief Strategy Officer of Teekay Corporation. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He served as Executive Vice President and Chief Financial Officer of Teekay Corporation from February 2004 until he was appointed to his current role in November 2006. Mr. Evensen has also served as Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004, as a director of Teekay GP L.L.C. since January 2005, and as the Executive Vice President and as a Director of Teekay Tankers since it was formed in October 2007. Mr. Evensen has over 25 years’ experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
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
Carl Mikael L.L. von Mentzer has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Mr. von Mentzer has over 30 years’ experience in the shipbuilding, shipping, and offshore oil industries. Since 1998, Mr. von Mentzer has served as a non-executive director of Concordia Maritime AB in Gothenburg, Sweden and since 2002 has served as its Deputy Chairman of its Board of Directors. Prior to this, Mr. von Mentzer served in executive positions with various shipping and offshore oil companies, including Gotaverken Ardenal AB and Safe Partners AB in Gothenburg, Sweden and OAG Ltd. in Aberdeen, Scotland. He has also previously served as a director for Northern Offshore Ltd., in Oslo, Norway, and GVA Consultants in Gothenburg, Sweden.
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
Directors and Executive Officers of Teekay Offshore Operating GP L.L.C.
The following table provides information about the directors and executive officers of Teekay Offshore Operating GP L.L.C., the general partner of OPCO. Directors are appointed for one-year terms. The business address of each director and executive officer of Teekay Offshore Operating GP L.L.C. listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors are as of December 31, 2008.

Name	Age	Position
C. Sean Day	59	Chairman
Bjorn Moller	51	Vice Chairman
Peter Evensen	50	Chief Executive Officer, Chief Financial Officer and Director
As described above, the directors and executive officers of Teekay Offshore Operating GP L.L.C. also serve as directors or executive officers of Teekay Offshore GP L.L.C. The business experience of these individuals is included above.
B. Compensation
Reimbursement of Expenses of Our General Partner
Our general partner does not receive any management fee or other compensation for managing us. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. During 2008, we reimbursed our general partner for $0.6 million ($0.8 million — 2007) in expenses that it incurred on our behalf during the year. Our general partner did not incur any of such expenses during 2006.
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
Compensation of Directors
Officers of our general partner or Teekay Corporation who also serve as directors of our general partner or OPCO’s general partner do not receive additional compensation for their service as directors. During 2008, each non-management director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Each non-management director received a director fee of $40,000 for the year and common units with a value of approximately $30,000 for the year. The Chairman received an annual fee of $65,000 and common units with a value of approximately $65,000 for the year. Members of the audit and conflicts committees, and members and the chair of the governance committees each received a committee fee of $5,000 for the year, and the chairs of the audit committee and conflicts committee received an additional fee of $10,000 for the year for serving in that role. In addition, each director was reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2008, the four non-employee directors received, in the aggregate, $389,000 in director and committee fees and reimbursement of $89,801 of their out-of-pocket expenses from us relating to their board service. We reimbursed our general partner for these expenses as they were incurred for the conduct of our business. In March 2008, our general partner’s Board of Directors granted to the four non-employee directors 4,041 units at $23.51 per unit. During March 2009, the Board authorized the award by us to the four non-employee directors of common units with a value of approximately $155,000 for the 2009 year.
2006 Long-Term Incentive Plan
Our general partner adopted the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned common units awarded to our general partner’s non-employee directors, we did not make any awards in 2008 under the 2006 Long-Term Incentive Plan.
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
The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised solely of independent members, except for the Corporate Governance Committee, and operates under a written charter adopted by the Board, other than the Conflicts Committee. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Other Information—Partnership Governance” in the Investor Centre of our web site at www.teekayoffshore.com. During 2008, the Board held five meetings. Each director attended all Board meetings and all applicable committee meetings.
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
D. Employees
Crewing and Staff
As of December 31, 2008, approximately 1,420 seagoing staff served on our vessels and approximately 160 staff served on shore in technical, commercial and administrative roles in various countries. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please see Item 7- Major Unitholders and Related Party transactions.
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
E. Unit Ownership
The following table sets forth certain information regarding beneficial ownership, as of June 1, 2009, of our units by all directors and officers of our general partner as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units that the person has the right to acquire as of July 31, 2009 (60 days after June 1, 2009) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Percentage of
		Percentage of		Percentage of	Total Common
	Common Units	Common Units	Subordinated	Subordinated	and Subordinated
Identity of Person or Group	Owned	Owned	Units Owned	Units Owned	Units Owned(3)
All directors and officers as a group (6 persons) (1) (2)	314,999	1.54%	—	—	1.04%

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

Item 7. Major Unitholders and Related Party Transactions
A. Major Unitholders
The following table sets forth the beneficial ownership, as of June 1, 2009, of our common and subordinated units by each person we know to beneficially own more than 5% of the outstanding common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of July 31, 2009 (60 days after June 1, 2009) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

					Percentage of Total
		Percentage of		Percentage of	Common and
	Common Units	Common Units	Subordinated	Subordinated	Subordinated Units
Identity of Person or Group	Owned	Owned	Units Owned	Units Owned	Owned
Teekay Corporation (1)	5,000,000	24.5%	9,800,000	100.0%	49.0%
Kayne Anderson Capital Advisors, LP, and Richard A. Kayne, as a group (2)	1,388,216	6.8%	—	—	4.6%
Neuberger Berman, Inc. and Neuberger Berman, LLC, as a group (3)	1,360,560	6.7%	—	—	4.5%
Luxor Capital Group, LP, Luxor Management, LLC, and Mr. Christian Leone, as a group (4)	1,289,479	6.3%	—	—	4.3%

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.

(2)
Includes shared voting power and shared dispositive power as to 1,388,216 units. Kayne Anderson Capital Advisors, LP, and Richard A. Kayne both have shared voting and dispositive power. Kayne Anderson Capital Advisors, LP serves as an investment adviser of Kayne Anderson Capital Advisor, LP’s mutual funds. This information is based on the Schedule 13G/A filed by this group with the SEC on February 11, 2009.

(3)
Includes sole voting power as to 1,278,860 units and shared dispositive power as to 1,360,560 units. Both Neuberger Berman, LLC and Neuberger Berman Inc. have shared dispositive power. Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-advisor and investment manager, respectively, of Neuberger Berman Inc.’s mutual funds. This information is based on the Schedule 13G filed by this group with the SEC on February 12, 2009.

(4)
Includes shared voting power and shared dispositive power as to 1,289,479 units. Luxor Capital Group, LP, Luxor Management, LLC, and Mr. Christian Leone all have shared voting and dispositive power. Luxor Capital Group, LP serves as an investment manager of Luxor Capital Group, LP’s mutual funds. This information is based on the Schedule 13G/A filed by this group with the SEC on February 17, 2009.

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.
B. Related Party Transactions
a)
On October 1, 2006, OPCO entered into time-charter contracts for its nine Aframax conventional tankers with a subsidiary of Teekay Corporation at then-prevailing market-based daily rates for terms of five to twelve years. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate. Pursuant to these time-charter contracts, OPCO earned voyage revenues of $144.5 million during 2008.

b)
Effective October 1, 2006, two of OPCO’s shuttle tankers commenced employment on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $14.8 million during 2008.

c)
During 2008, two of OPCO’s FSO units were employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $11.2 million during 2008.

d)
On October 1, 2006, a subsidiary of Teekay Corporation entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. During 2008, OPCO earned management fees of $3.3 million under the agreement.

e)
Eight of OPCO’S Aframax conventional oil tankers and three FSO units are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, OPCO incurred general and administrative expenses of $3.7 million during 2008.

f)
In December 2006, we, OPCO, and certain of our and its subsidiaries entered into services agreements with certain subsidiaries of Teekay Corporation, pursuant to which the Teekay Corporation subsidiaries provide to us, OPCO, and our and its subsidiaries administrative, advisory and technical services and ship management. These services are provided in a commercially reasonably manner and upon the reasonable request of our general partner or our or OPCO’s operating subsidiaries, as applicable. The Teekay Corporation subsidiaries that are parties to the services agreements provide these services directly or subcontract for certain of these services with other entities, including other Teekay Corporation subsidiaries. We pay arm’s-length fees for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Corporation subsidiaries incur in providing these services. During 2008, we incurred $50.3 million of costs under these agreements.

g)	Pursuant to our partnership agreement, we reimburse our general partner for all expenses necessary or appropriate for the conduct of our business. During 2008, we incurred $0.6 million of these costs.
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

•	owning a limited partner interest in OPCO or owning shares of Teekay Petrojarl ASA (Teekay Petrojarl).
In addition, under the omnibus agreement we have agreed not to own, operate or charter crude oil tankers or liquefied natural gas (or LNG) carriers. This restriction does not apply to any of the Aframax tankers in our current fleet, and the ownership, operation or chartering of any oil tankers that replace any of those oil tankers in connection with certain events. In addition, the restriction does not prevent us from, among other things:
•
acquiring oil tankers or LNG carriers and any related time charters as part of a business or package of assets and operating or chartering those vessels, if a majority of the value of the total assets or business acquired is not attributable to the oil tankers and LNG carriers and any related charters, as determined in good faith by the conflicts committee of our general partner’s board of directors; however, if at any time we complete such an acquisition, we are required to promptly offer to sell to Teekay Corporation the oil tankers and time charters or to Teekay LNG the LNG carriers and time charters for fair market value plus any additional tax or other similar costs to us that would be required to transfer the vessels and contracts to Teekay Corporation or Teekay LNG separately from the acquired business or package of assets; or

•
acquiring, operating or chartering oil tankers or LNG carriers if Teekay Corporation or Teekay LNG, respectively, has previously advised our general partner that it has elected not to acquire or operate those vessels.

Rights of First Offer on Conventional Tankers, LNG Carriers and Offshore Vessels. Under the omnibus agreement, we have granted to Teekay Corporation and Teekay LNG a 30-day right of first offer on certain (a) sales, transfers or other dispositions of any of our Aframax tankers, in the case of Teekay Corporation, or certain LNG carriers in the case of Teekay LNG, or (b) re-charterings of any of our Aframax tankers or LNG carriers pursuant to a time charter or contract of affreightment with a term of at least three years if the existing charter expires or is terminated early. Likewise, each of Teekay Corporation and Teekay LNG has granted a similar right of first offer to us for any offshore vessels it might own that, at the time of the proposed offer, is subject to a time charter or contract of affreightment with a remaining term, excluding extension options, of at least three years. These rights of first offer do not apply to certain transactions. On December 4, 2008, Teekay Petrojarl re-chartered the FPSO unit, the Varg, for a period exceeding three years. We agreed to waive Teekay Corporation’s obligation to offer the unit to us for charter or purchase within 30 days of the re-chartering in exchange for the right to acquire the unit, for its fair market value, at any time until December 4, 2009.
The omnibus agreement also obligated Teekay Corporation to offer to us prior to July 9, 2009, existing FPSO units of Teekay Petrojarl that were servicing contracts in excess of three years in length as of July 9, 2008, the date on which Teekay Corporation acquired 100% of Teekay Petrojarl. We have agreed to waive Teekay Corporation’s obligation to offer these FPSO units to us by July 9, 2009 in exchange for the right to acquire these units, for their fair market value, at any time until July 9, 2010. The purchase price for any such existing FPSO units of Teekay Petrojarl would be their fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the offshore vessels to us.
(n)
In January 2007, Teekay Corporation contributed foreign exchange contracts for the forward purchase of a total of Australian Dollars 4.5 million having a fair value asset of $0.1 million, net of non-controlling interest, to OPCO for no consideration and was accounted for as an equity contribution from Teekay Corporation. The foreign currency forward contracts matured by December 2007.

(o)
During 2007, $1.2 million of interest expense attributable to the operations of the Navion Bergen was incurred by Teekay Corporation and has been allocated to us as part of the results of the Dropdown Predecessor.

p)
In March 2008, Teekay Corporation agreed to reimburse us for repair costs relating to one of our shuttle tankers. The vessel was purchased from Teekay Corporation in July 2007 and had, as of the date of acquisition, an inherent minor defect that required repairs. Pursuant to this agreement, Teekay Corporation reimbursed us $0.7 million of these costs during the year ended December 31, 2008.

q)	In March 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation for proceeds equal to its net book value of $1.4 million.
r)
Concurrently with the closing of our public offering of common units in June 2008, we acquired from Teekay Corporation an additional 25% interest in OPCO for $205.5 million, thereby increasing the our ownership interest in OPCO to 51%. We financed the acquisition with the net proceeds from the public offering and a concurrent private placement of common units to Teekay Corporation. See Note 2. In connection with the valuation of the purchase of the additional 25% interest in OPCO, we incurred a fairness opinion fee of $1.1 million. The excess of the proceeds paid by us over Teekay Corporation’s historical book value for the 25% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $91.6 million.

s)
On June 18, 2008, OPCO acquired from Teekay Corporation two ship owning subsidiaries (SPT Explorer L.L.C. and the SPT Navigator L.L.C.) for a total cost of approximately $106.0 million, including the assumption of third-party debt of approximately $89.3 million and the non-cash settlement of related party working capital of $1.2 million. The acquired subsidiaries own two 2008-built Aframax lightering tankers (the SPT Explorer and the SPT Navigator) and their related 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years) entered into with Skaugen PetroTrans, a joint venture in which Teekay Corporation owns a 50% interest. These two lightering tankers are specially designed to be used in ship-to-ship oil transfer operations. This purchase was financed with the assumption of debt, together with cash balances. The excess of the proceeds paid by us over Teekay Corporation’s historical book value was accounted for as an equity distribution to Teekay Corporation of $16.2 million. Pursuant to the bareboat charters for the vessels, OPCO earned voyage revenues of $8.7 million for 2008 (including voyage revenues earned as part of the Dropdown Predecessor prior to OPCO’s acquisition of the vessels — see Note 1).

t)
In June 2008, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to our initial public offering in December 2006, totalling $0.7 million, primarily relating to the settlement of repair costs not covered by insurance providers for work performed in early 2006 on two of OPCO’s shuttle tankers.

u)	At December 31, 2008, due from affiliates totaled $10.1 million and due to affiliates totaled $8.7 million. Due to and from affiliate are non-interest bearing and unsecured.
v)
During August 2008, one of OPCO’s in-chartered shuttle tankers was employed on a single-voyage charter with a subsidiary of Teekay Corporation. Pursuant to this charter contract, OPCO earned voyage revenues of $11.3 million for 2008.

Item 8. Financial Information
A. Consolidated Financial Statements and Other Financial Information
Consolidated Financial Statements and Notes
Please see Item 18 below for additional information required to be disclosed under this Item.
Legal Proceedings
On November 13, 2006, a Teekay Offshore Operating L.P. (or OPCO) shuttle tanker, the Navion Hispania, collided with the Njord Bravo, a floating storage and offtake unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by StatoilHydro Petroleum AS (or StatoilHydro) and is located off the Norwegian coast. At the time of the incident, StatoilHydro was chartering the Navion Hispania from OPCO. The Navion Hispania and the Njord Bravo both incurred damages as a result of the collision.
In November 2007, Navion Offshore Loading AS, a subsidiary of OPCO, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), StatoilHydro and various licensees in the Njord field. The claim seeks damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK256,000,000 (or approximately USD$39 million). As anticipated, the Stavanger Conciliation Council has referred the matter to the Stavanger District Court. The claimants must continue the proceedings by December 31, 2009 in order to avoid the matter being time-barred.
We believe the likelihood of any losses relating to the claim is remote. The Partnership believes that the charter contract relating to the Navion Hispania requires that StatoilHydro be responsible and indemnify Navion Offshore Loading AS for all losses relating to the damage to the Njord Bravo. OPCO and Teekay Corporation also maintain insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Partnership believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by StatoilHydro, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify the Partnership, OPCO and OPCO’s subsidiaries for any losses they may incur in connection with this incident.
In addition, from time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.
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

Minimum Quarterly Distribution
Common unitholders are entitled under our partnership agreement to receive a minimum quarterly distribution of $0.45 per unit, or $1.80 per unit per year, prior to any distribution on our subordinated units to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Our general partner has the authority to determine the amount of our available cash for any quarter. This determination must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default exists, under our credit agreements.
Commencing after the date of our initial public offering until the third quarter of 2007, cash distributions declared were $0.35 per unit per quarter. For the quarter ended December 31, 2006, cash distributions declared were prorated for the period of December 19, 2006 to December 31, 2006. Our cash distributions were increased to $0.385 per unit and $0.40 per unit for distributions effective for the third and fourth quarter of 2007, respectively. Our cash distribution has increased to $0.45 per unit starting with the third quarter of 2008.
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
Item 9. The Offer and Listing
Our common units are traded on the NYSE under the symbol “TOO”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Dec. 31,	Dec. 31,	Dec. 31,
Year Ended	2008	2007	2006 (1)

High	$26.46	$37.45	$26.77
Low	6.58	24.04	21.00

	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept 30,	Jun. 30,	Mar 31,
Quarter Ended	2008	2008	2008	2008	2007	2007	2007	2007

High	$14.05	$19.69	$24.35	$26.46	$29.38	$37.45	$35.40	$31.66
Low	6.58	11.25	19.74	20.71	24.04	28.00	29.79	26.00

	May 31,	Apr. 30,	Mar. 31,	Feb. 29,	Jan 31,	Dec. 31,
Months Ended	2009	2009	2009	2009	2009	2008

High	$13.92	$14.07	$13.36	$14.37	$14.89	$12.26
Low	$12.77	11.76	9.75	11.13	12.53	8.80

(1)	Period beginning December 13, 2006.
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

e)	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. Please read Item 6 - Directors, Senior Management and Employees for a summary of certain plan terms.
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
Material U.S. Federal Income Tax Considerations
The following is a discussion of the material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the Code) as in effect on the date of this Annual Report, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Offshore Partners, L.P.

United States Federal Income Taxation of U.S. Holders
The following summary does not comment on all aspects of U.S. federal income taxation which may be important to particular unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or to persons that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, partnerships or their partners, or to persons that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity taxed as a pass-through entity holds our common units, the tax treatment of a partner or owner thereof generally will depend upon the status of the partner or owner and upon the activities of the partnership or pass-through entity. If you are a partner in a partnership or owner of a pass-through entity holding our common units, you should consult your tax advisor.
This summary does not discuss any U.S. state or local, estate or alternative minimum tax considerations regarding the ownership or disposition of common units. This summary is written for unitholders that hold their common units as a “capital asset” under the Code. Each unitholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.
As used herein, the term U.S. Holder means a beneficial owner of our common units that is a U.S. citizen or resident (as determined for U.S. federal income tax purposes), U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
Distributions
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
Consequences of Possible PFIC Classification
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
For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” We do not believe that our existing operations would cause us to be deemed a PFIC with respect to any taxable year, as we treat the gross income we derive from our time and voyage charters and our contracts of affreightment as services income, rather than rental income.
There is, however, no direct legal authority under the PFIC rules addressing our method of operation and, therefore no assurance can be given that the IRS will accept this position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. Moreover, a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, No. 08-30268 (5th Cir. Apr. 13, 2009) held that income derived from certain time chartering activities should be treated as rental income rather than services income. However, the issues in this case arose under the foreign sales corporation rules of the Code and did not concern the PFIC rules. In addition, the court’s ruling was contrary to the position of the Internal Revenue Service (or IRS) that the time charter income should be treated as services income. As a result, it is uncertain whether the principles of the Tidewater decision would be applicable to our operations. However, if the principles of the Tidewater decision were applicable to our operations, we likely would be treated as a PFIC.

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
Consequences of Possible Controlled Foreign Corporation Classification
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
Sale, Exchange or other Disposition of Common Units
Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss will generally be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. A disposition or sale of units by a shareholder who owns, or has owned, 10.0% or more of the total voting power of us may result in a different tax treatment under section 1248 of the Code. U.S. Holder’s purchasing a substantial interest in us should consult their tax advisors.
United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.
Distributions
Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.
Disposition of Common Units
The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common units generally is the same as described above regarding distributions. However, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.
Backup Withholding and Information Reporting
In general, payments of distributions or the proceeds of a disposition of common units to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:
•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.
Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.
Non-United States Tax Consequences
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
The tables below provide information about financial instruments as at December 31, 2008 that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	2009	2010	2011	2012	2013	Thereafter	Total	Asset/(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
U.S Dollar- denominated (2)	125.5	134.7	169.3	147.1	155.4	834.4	1,566.4	(1,476.6)	3.4%

Interest Rate Swaps:
Contract Amount (3)	552.5	18.1	18.6	19.2	19.9	703.8	1,332.3	(159.2)	4.8%
Average Fixed Pay Rate (2)	4.7%	4.9%	4.9%	4.9%	4.9%	4.8%	4.8%

(1)
Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of December 31, 2008 ranged from 0.45% to 0.95%.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at 6-month LIBOR.

Foreign Currency Fluctuation Risk
Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Euros and Singapore Dollars. For the years ended December 31, 2008 and 2007, approximately 49.1% and 52.6%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
On the closing of our initial public offering, OPCO entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew OPCO’s vessels. Under the services agreements, the applicable subsidiaries of Teekay Corporation are paid in U.S. dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroner. The Teekay Corporation subsidiaries were paid under the services agreements based on a fixed U.S. Dollar/Norwegian Kroner exchange rate until December 31, 2008. The exchange rate is no longer fixed under these agreements, which may result in increased payments by us if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.
We may continue to seek to hedge these currency fluctuation risks in the future. At December 31, 2008, we were committed to the following foreign currency forward contracts:

	Contract Amount in	Average	Expected Maturity
	Foreign Currency	Forward Rate(1)	2009	2010
	(millions)		(in millions of U.S. Dollars)
Norwegian Kroner	1,228.8	5.83	114.7	96.1
Australian Dollar	3.3	1.12	3.0	—
British Pound	0.4	0.52	0.7	0.1
Euro	24.7	0.69	23.7	12.2

			$142.1	$108.4

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value is immediately recognized in income.
Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had Norwegian Kroner-denominated deferred income taxes of approximately 61.2 million ($8.8 million) at December 31, 2008. Neither we nor OPCO has entered into any forward contracts to protect against currency fluctuations on any future taxes.
Commodity Price Risk
We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at December 31, 2008, we are not committed to any bunker fuel swap contracts.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds
None.
Item 15. Controls and Procedures
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of our general partner. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 to ensure that information required to be disclosed by us in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including the principal executive and principal financial officers of our general partner, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

During 2008, management implemented a change in our internal control over financial reporting which resulted in a more rigorous process to determine the appropriate accounting treatment for complex accounting issues such as hedge accounting and non-routine, complex financial structures and arrangements, including the engagement of appropriately qualified external expertise.
Aside from the item discussed above, during 2008 there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2008.
Our independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.
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

Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2008 and 2007 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we or our predecessor paid or accrued for audit services provided by Ernst & Young LLP for 2008 and 2007.

Fees	2008	2007

Audit Fees (1)	$1,355,500	$437,800
Tax Fees (2)	3,400	15,800

Total	$1,358,900	$453,600

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings, including professional services in connection with the review of our regulatory filings for our follow-on offering of common units in June 2008. Audit fees also include fees of $418,100 related to the restatement of our historical results for the five years ended December 31, 2007 and $90,400 related to additional fees for the 2007 audit, which were not agreed until after we had filed our 2007 Annual Report on Form 20-F with the SEC on April 11, 2008.

(2)	For 2008 and 2007, respectively, tax fees principally included corporate tax compliance fees of $3,400 and $15,800.
The Audit Committee of our general partner’s Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2008.
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
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)
1.3	Certificate of Formation of Teekay Offshore GP L.L.C. (1)
1.4	Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (1)
1.5	Certificate of Limited Partnership of Teekay Offshore Operating L.P. (1)
1.6	Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating Partners L.P. (1)
1.7	Certificate of Formation of Teekay Offshore Operating GP L.L.C. (1)
1.8	Amended and Restated Limited Liability Company Agreement of Teekay Offshore Operating GP L.L.C. (1)
4.1	Agreement, dated June 26, 2003, for a U.S $455,000,000 Revolving Credit Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks (1)
4.2	Agreement, dated October 2, 2006, for a U.S $940,000,000 Revolving Credit Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks (1)
4.3	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan (1)
4.4	Amended and Restated Omnibus Agreement (1)
4.5	Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited (3)
4.6	Advisory, Technical and Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited (3)
4.7	Administrative Services Agreement between Teekay Offshore Partners L.P. and Teekay Limited (3)
8.1	List of Subsidiaries of Teekay Offshore Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Financial Officer
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

TEEKAY OFFSHORE PARTNERS L.P.
	By:	Teekay Offshore GP L.L.C., its general partner

Dated: June 29, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Teekay Offshore GP L.L.C.,
General Partner of Teekay Offshore Partners L.P.,
and the Limited Partners of Teekay Offshore Partners L.P.
We have audited the accompanying consolidated balance sheets of Teekay Offshore Partners L.P. (successor to Teekay Offshore Partners Predecessor) and subsidiaries (or the Partnership) as of December 31, 2008 and 2007, and the related consolidated statements of income (loss), partner’s equity/owner’s equity and cash flows for each of the three years in the period ended December 31, 2008, 2007 and 2006 aggregated as follows:
Year Ended December 31, 2008
•	January 1 to December 31, 2008
Year Ended December 31, 2007
•	January 1 to December 31, 2007
Year Ended December 31, 2006
•	January 1 to December 18, 2006

•	December 19 to December 31, 2006
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Offshore Partners L.P. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements, on January 1, 2007, the Partnership adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay Offshore Partners L.P.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2009 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
June 24, 2009	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Teekay Offshore GP L.L.C.,
General Partner of Teekay Offshore Partner L.P.,
and the Limited Partners of Teekay Offshore Partners L.P.
We have audited Teekay Offshore Partners L.P.’s (or the Partnership’s) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (or the COSO criteria). Teekay Offshore Partners L.P.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.
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
In our opinion Teekay Offshore Partners L.P. has maintained in all material respects effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of Teekay Offshore Partners L.P. and our report dated June 24, 2009 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
June 24, 2009	Chartered Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

			January 1	December 19
	Year Ended	Year Ended	to	to
	December 31,	December 31,	December 18,	December 31,
	2008	2007	2006	2006
	$	$	$	$
VOYAGE REVENUES ($190,536, $154,605, and $74,651 for 2008, 2007, and 2006, respectively, from related parties — notes 10a, 10f, 10g, 10h, 10i, 10w, and 10aa)	872,492	785,203	617,514	24,397

OPERATING EXPENSES
Voyage expenses	225,029	151,637	91,321	3,102
Vessel operating expenses (including ($1,445) and ($4,800) from related parties for 2008 and 2007 respectively — notes 10r, 10t and 10x, note 11)	184,416	149,660	107,991	4,297
Time-charter hire expense	132,234	150,463	159,973	5,641
Depreciation and amortization	138,437	124,370	100,823	3,726
General and administrative ($51,314, $55,543, and $28,102 for 2008, 2007 and 2006, respectively, from related parties — notes 10j, 10k, 10l, and 10m, note 11)	64,230	62,404	63,014	2,177
Gain on sale of vessels and equipment — net of writedowns (note 15)	—	—	(4,778)	—
Restructuring charge (note 9)	—	—	832	—

Total operating expenses	744,346	638,534	519,176	18,943

Income from vessel operations	128,146	146,669	98,338	5,454

OTHER ITEMS
Interest expense (note 6, includes $132,617, $44,523 and $(3,346) for 2008, 2007 and 2006, respectively, in unrealized losses (gains) related to interest rate swaps — note 11, and $1,236 and $27,056 for 2007 and 2006, respectively, from related parties - notes 10d, 10e, and 10z)	(215,727)	(126,304)	(64,462)	(1,617)
Interest income	4,086	5,871	5,167	191
Equity income from joint ventures	—	—	6,321	—
Foreign currency exchange gain (loss) (note 11)	4,343	(11,678)	(66,214)	(118)
Other income — net (note 9)	11,936	10,403	8,367	309

Total other items	(195,362)	(121,708)	(110,821)	(1,235)

(Loss) income from continuing operations before non-controlling interest and income tax recovery (expense)	(67,216)	24,961	(12,483)	4,219
Income tax recovery (expense) (note 12)	56,704	10,516	(3,260)	(121)

(Loss) income from continuing operations before non-controlling interest	(10,512)	35,477	(15,743)	4,098
Non-controlling interest	(7,122)	(31,519)	(3,893)	(2,636)

Net (loss) income from continuing operations	(17,634)	3,958	(19,636)	1,462
Net loss from discontinued operations (note 18)	—	—	(10,656)	—

Net (loss) income	(17,634)	3,958	(30,292)	1,462

Dropdown predecessor’s interest in net income (note 1)	1,333	1,300	3,097	114
General partner’s interest in net income	8,918	733	—	64
Limited partners’ interest: (note 16)
Net (loss) income from continuing operations	(27,885)	1,925	(22,733)	1,284
Net (loss) income from continuing operations per:
- Common unit (basic and diluted)	(0.90)	0.12	(1.80)	0.07
- Subordinated unit (basic and diluted)	(0.90)	0.07	(1.80)	0.06
- Total unit (basic and diluted)	(0.90)	0.10	(1.80)	0.07

Net loss from discontinued operations	—	—	(10,656)	—
Net loss from discontinued operations per:
- Common unit (basic and diluted)	—	—	(0.85)	—
- Subordinated unit (basic and diluted)	—	—	(0.85)	—
- Total unit (basic and diluted)	—	—	(0.85)	—

Net (loss) income	(27,885)	1,925	(33,389)	1,284
Net (loss) income per:
- Common unit (basic and diluted)	(0.90)	0.12	(2.65)	0.07
- Subordinated unit (basic and diluted)	(0.90)	0.07	(2.65)	0.06
- Total unit (basic and diluted)	(0.90)	0.10	(2.65)	0.07

Weighted average number of units outstanding:
- Common units (basic and diluted)	15,461,202	9,800,000	2,800,000	9,800,000
- Subordinated units (basic and diluted)	9,800,000	9,800,000	9,800,000	9,800,000
- Total units (basic and diluted)	25,261,202	19,600,000	12,600,000	19,600,000

Cash distributions declared per unit	1.65	1.14	—	—

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31, 2008	December 31, 2007
	$	$
ASSETS
Current
Cash and cash equivalents (note 6)	131,488	121,224
Accounts receivable	39,500	42,245
Net investment in direct financing leases — current (note 7)	22,941	22,268
Prepaid expenses	25,334	34,219
Due from affiliates (note 10y)	10,110	18,350
Other current assets	2,585	7,644

Total current assets	231,958	245,950

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $793,918 (December 31, 2007 — $694,258)	1,708,006	1,662,865

Net investment in direct financing leases (note 7)	55,710	78,199
Other assets	12,015	14,423
Intangible assets — net (note 4)	45,290	55,355
Goodwill — shuttle tanker segment	127,113	127,113

Total assets	2,180,092	2,183,905

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	9,901	12,076
Accrued liabilities (note 5)	44,467	38,464
Due to affiliate (note 10y)	8,715	17,554
Current portion of derivative instruments (note 11)	54,937	5,277
Current portion of long-term debt (note 6)	125,503	64,060
Due to joint venture partners	21,019	3,534

Total current liabilities	264,542	140,965

Long-term debt (note 6)	1,440,933	1,453,407
Deferred income tax (note 12)	12,648	77,306
Derivative instruments (note 11)	138,374	17,770
Other long-term liabilities	21,346	24,443

Total liabilities	1,877,843	1,713,891

Commitments and contingencies (notes 6, 7, 11 and 13)

Non-controlling interest	201,383	392,613

Partners’ equity
Partners’ equity	117,910	77,108
Accumulated other comprehensive (loss) income	(17,044)	293

Total partners’ equity	100,866	77,401

Total liabilities and partners’ equity	2,180,092	2,183,905

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(17,634)	3,958	(28,830)
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 11)	130,482	45,957	(3,346)
Depreciation and amortization	138,437	124,370	104,549
Non-controlling interest	7,122	31,519	6,529
Gain on sale of vessels	—	—	(6,928)
Loss on writedown of vessels and equipment	—	—	2,150
Equity income (net of dividends received: December 31, 2006 — $6,002)	—	—	(319)
Income tax (recovery) expense	(56,704)	(10,516)	425
Foreign currency exchange (gain) loss and other	(1,029)	11,425	72,438
Change in non-cash working capital items related to operating activities (note 14)	22,943	(33,706)	51,039
Distribution from subsidiaries to non-controlling interest owners	(71,976)	(78,107)	(4,224)
Expenditures for drydocking	(29,075)	(49,053)	(31,255)

Net operating cash flow	122,566	45,847	162,228

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	191,000	298,443	1,290,750
Debt issuance costs	(1,500)	—	(6,178)
Scheduled repayments of long-term debt	(68,031)	(17,328)	(119,900)
Prepayments of long-term debt	(119,000)	(152,000)	(493,527)
Repayments of capital lease obligations	—	—	(34,245)
Net advances to affiliates	(46,544)	(42,935)	(793,488)
Net advances from joint venture partners	17,485	—	—
Equity contribution from joint venture partner	5,200	—	—
Equity distribution from (to) Teekay Corporation	—	1,819	(230,886)
Proceeds from issuance of common units (note 2)	216,837	—	157,963
Expenses from issuance of common units	(6,192)	(2,793)	—
Distribution to Teekay Corporation relating to purchase of SPT Explorer L.L.C. and SPT Navigator L.L.C. (note 10w)	(16,661)	—	—
Distribution to Teekay Corporation relating to purchase of Dampier LLC (note 10p)	—	(30,253)	—
Excess purchase price over the contributed basis of a 25% interest in Teekay Offshore Operating L.P. (note 10v)	(91,562)	—	—
Distribution to Teekay Corporation relating to purchase of Navion Bergen L.L.C. (note 10o)	—	(48,800)	—
Excess of purchase price over the contributed basis of a 50% interest in Navion Gothenburg L.L.C. (note 10o)	—	(6,358)	—
Cash distributions paid	(42,226)	(22,700)	—
Other	—	(1,000)	(727)

Net financing cash flow	38,806	(23,905)	(230,238)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(57,858)	(20,997)	(31,079)
Proceeds from sale of vessels and equipment	—	3,225	61,713
Investment in direct financing lease assets	(536)	(8,378)	(13,256)
Direct financing lease payments received	22,352	21,677	19,323
Purchase of a 25% interest in Teekay Offshore Operating L.P (note 10v)	(115,066)	—	—
Cash assumed upon consolidation of 50%-owned subsidiaries	—	—	17,055
Purchase of a 50% interest in Navion Gothenburg L.L.C. (note 10o)	—	(10,231)	—
Other	—	—	(746)

Net investing cash flow	(151,108)	(14,704)	53,010

Increase (decrease) in cash and cash equivalents	10,264	7,238	(15,000)
Adjustment for net change in cash and cash equivalents in discontinued operations	—	—	2,456
Cash and cash equivalents, beginning of the year	121,224	113,986	126,530

Cash and cash equivalents, end of the year	131,488	121,224	113,986

Supplemental cash flow disclosure (note 14)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/OWNER’S EQUITY
(in thousands of U.S. dollars and units)

		Accumulated
		Other
		Comprehensive	Total Owner’s
	Owner’s Equity	Income (Loss)	Equity
	$	$	$
Balance as at December 31, 2005	795,663	—	795,663

Net loss and comprehensive loss (January 1 to December 18, 2006)	(30,292)	—	(30,292)
Net change in parent’s equity in Dropdown Predecessor	798	—	798
Gain on sale of Navion Shipping Ltd. to Teekay Corporation (notes 10a and 18)	18,468	—	18,468
Gain on sale of Norwegian subsidiaries to Teekay Corporation (note 10c)	23,260	—	23,260
Loss on sale of the Borga to Teekay Corporation (note 10b)	(11,900)	—	(11,900)
Stock compensation expense (note 1)	1,048	—	1,048
Excess purchase price over the contributed basis of Teekay Offshore Partners Predecessor (note 1)	(231,684)	—	(231,684)
Purchase of a 26% interest in Teekay Offshore Operating L.P. from Teekay Corporation (note 1)	(134,629)	—	(134,629)
Reclassification adjustment for Teekay Corporation’s 74% non-controlling interest in Teekay Offshore Operating L.P. (note 1)	(376,089)	—	(376,089)

Balance as at December 18, 2006	54,643	—	54,643

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/OWNER’S EQUITY
(in thousands of U.S. dollars and units)

							Accumulated
	Owner’s Equity	PARTNERS’ EQUITY					Other
	(Predecessor	Limited Partners				General	Comprehensive
	and Dropdown	Common		Subordinated		Partner	Income (Loss)	Total
	Predecessor)	Units	$	Units	$	$	$	$
Balance as at December 18, 2006	54,643						—	54,643

Net income and comprehensive income (December 19 – 31, 2006)	114	—	678	—	606	64	—	1,462
Allocation of Predecessor and Dropdown Predecessor’s equity to unitholders (note 1)	(2,965)	2,800	634	9,800	2,220	111	—	—
Proceeds from initial public offering of limited partnership interests, net of offering costs of $13,788 (note 2)	—	8,050	155,262	—	—	—	—	155,262
Redemption of common units from Teekay Corporation (note 2)	—	(1,050)	(20,633)	—	—	—	—	(20,633)

Balance as at December 31, 2006	51,792	9,800	135,941	9,800	2,826	175	—	190,734

Net income (January 1 - December 31, 2007)	1,300	—	1,225	—	700	733	—	3,958
Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments (note 11)							281	281
Realized net loss on qualifying cash flow hedging instruments (note 11)							12	12

Comprehensive income								4,251

Contribution of foreign currency forward contracts from Teekay Corporation (note 10s)			16		89	4		109
Offering costs from public offering of limited partnership interests			(93)					(93)
Net change in parent’s equity in Dropdown Predecessor (note 14e)	(6,939)							(6,939)
Purchase of Navion Bergen LLC and Navion Gothenburg LLC from Teekay Corporation (note 10o)	(29,756)		(3,720)		(20,832)	(850)		(55,158)
Purchase of Dampier Spirit LLC from Teekay Corporation (note 10p)	(16,397)		(2,029)		(11,363)	(464)		(30,253)
Contribution of interest rate swap agreement from Teekay Corporation (note 10q)			(373)		(2,092)	(85)		(2,550)
Cash distributions			(11,123)		(11,123)	(454)		(22,700)

Balance as at December 31, 2007	—	9,800	119,844	9,800	(41,795)	(941)	293	77,401

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/OWNER’S EQUITY
(in thousands of U.S. dollars and units)

							Accumulated
	Owner’s	PARTNERS’ EQUITY					Other
	Equity	Limited Partners				General	Comprehensive
	(Dropdown	Common		Subordinated		Partner	Income (Loss)	Total
	Predecessor)	Units	$	Units	$	$	$	$
Balance as at December 31, 2007	—	9,800	119,844	9,800	(41,795)	(941)	293	77,401

Net loss (January 1 — December 31, 2008)				1,333	(19,049)	(8,836)	8,918	(17,634)
Unrealized net loss on qualifying cash flow hedging instruments (note 11)							(20,209)	(20,209)
Realized net gain on qualifying cash flow hedging instruments (note 11)							1,906	1,906

Comprehensive loss								(35,937)

Purchase of a 25% interest in Teekay Offshore Operating L.P. from Teekay Corporation (note 10v)				(30,025)	(58,846)	(3,657)	966	(91,562)
Proceeds from follow-on public offering and private placement of limited partnership interests, net of offering costs of $6,192 (note 2)					10,625	206,308	4,337	210,645
Purchase of SPT Explorer L.L.C. and SPT Navigator L.L.C. from Teekay Corporation (note 10w)				(1,333)	(5,231)	(10,253)	(638)	(17,455)
Cash distributions					(25,201)	(16,170)	(855)	(42,226)

Balance as at December 31, 2008	—	20,425	246,646	9,800	(135,900)	7,164	(17,044)	100,866

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
Prior to the closing of the Partnership’s initial public offering on December 19, 2006, Teekay Corporation transferred eight Aframax conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one floating storage and offtake (or FSO) unit to Teekay Offshore Australia Trust. Teekay Corporation then transferred to OPCO all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, the assets of which include the eight Aframax conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor. The excess of the price paid by the Partnership over the book value of these assets was $231.7 million and was accounted for as an equity distribution to Teekay Corporation. Immediately prior to the closing of the Partnership’s initial public offering, Teekay Corporation sold to the Partnership the 25.99% limited partner interest in OPCO and its subsidiaries and a 100% interest in Teekay Offshore Operating GP L.L.C., which owns the 0.01% general partner interest in OPCO, in exchange for (a) the issuance to Teekay Corporation of 2,800,000 common units and 9,800,000 subordinated units of the Partnership and a $134.6 million non-interest bearing promissory note and (b) the issuance of the 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights to Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Corporation (or the General Partner). The Partnership controls OPCO through its ownership of OPCO’s general partner and Teekay Corporation initially owned the remaining 74.0% interest in OPCO. These transfers represented a reorganization of entities under common control and were recorded at historical cost. Immediately preceding the public offering, the net book equity of the Partnership’s 26% share of these assets was $3.5 million. In June 2008, the Partnership purchased from Teekay Corporation an additional 25.0% limited partner interest in OPCO. Teekay Corporation currently owns the remaining 49.0% interest in OPCO.
As required by Statement of Financial Accounting Standards (or SFAS) No. 141, Business Combinations, the Partnership accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141 for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity is carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay Corporation.
In July 2007, the Partnership acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg, respectively. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, the Partnership acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. In June 2008, the Partnership acquired from Teekay Corporation its interest in two 2008- built Aframax lightering tankers, the SPT Explorer and the SPT Navigator. The acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years). All of these transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s statement of income (loss) for the years ended December 31, 2008, 2007 and 2006, the Partnership’s statement of cash flows for the years ended December 31, 2008, 2007 and 2006, and the Partnership’s statement of changes in partners’ equity and balance sheets for the years ended December 31, 2008, 2007 and 2006 have been retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor), from the date that the Partnership and acquired vessels were both under common control of Teekay Corporation and had begun operations. These vessels began operations on April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg), March 15, 1998 (Dampier Spirit), January 7, 2008 (SPT Explorer) and March 28, 2008 (SPT Navigator). The effect of adjusting the Partnership’s financial statements to account for these common control transfers increased the Partnership’s net income by $1.3 million, $1.3 million and $3.2 million for the years ended December 31, 2008, 2007 and 2006.
The consolidated financial statements reflect the combined consolidated financial position, results of operations and cash flows of the Predecessor and its subsidiaries, including, as applicable, the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to each specific vessel. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Predecessor’s or Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for each of the periods presented. In addition, to the extent the Predecessor and Dropdown Predecessor were capitalized with non-interest bearing loans from Teekay Corporation and its subsidiaries, these intercompany loans were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Predecessor and the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Predecessor and the Dropdown Predecessor.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor) — (Cont’d)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of the Predecessor and its subsidiaries and, as applicable, the Dropdown Predecessor for periods prior to December 19, 2006. For the periods commencing December 19, 2006, the consolidated financial statements include the accounts of Teekay Offshore Partners L.P. and its subsidiaries and, as applicable, the Dropdown Predecessor. In addition, the consolidated financial statements include the accounts of the Predecessor’s and the Partnership’s 50% owned subsidiaries from December 1, 2006, when the Partnership gained control of these subsidiaries. Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.
Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.
Reporting currency
The consolidated financial statements are stated in U.S. dollars. The functional currency of the Partnership is U.S. dollars because most of the Partnership’s shipping revenues currently are earned in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income (loss).
Operating revenues and expenses
The Partnership recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenue during days that the vessel is off-hire. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. All other voyage revenues from voyage charters are recognized on a percentage of completion method. The Partnership uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Partnership does not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned and incurred, respectively, in subsequent periods. As at December 31, 2008 and 2007, there was no deferred revenue. As at December 31, 2008 and 2007, the deferred portion of expenses, which are included in prepaid expenses, was $14.4 million and $25.4 million, respectively.
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
Cash and cash equivalents
The Partnership classifies all highly liquid investments with an original maturity date of three months or less when purchased as cash and cash equivalents.
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.
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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, commencing from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessel for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the year ended December 31, 2008 and 2007, and for the periods from December 19, 2006 to December 31, 2006, and from January 1, 2006 to December 18, 2006, totalled $106.1 million, $98.5 million, $2.9 million, and $81.3 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.
Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving and/or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.
Generally, the Partnership drydocks each shuttle tanker and conventional oil tanker every two and a half to five years. FSO units are generally not drydocked. The Partnership capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The Partnership includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. The Partnership expenses as incurred costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures (including amortization attributable to the Dropdown Predecessor) for the year ended December 31, 2008 and 2007, and for the periods from December 19, 2006 to December 31, 2006, January 1, 2006 to December 18, 2006, totaled $22.2 million, $14.8 million, $0.3 million, and $7.8 million, respectively.
Drydocking activity for the three years ended December 31, 2008 is summarized as follows:

			Year Ended December 31, 2006
	Year Ended	Year Ended	December 19 to	January 1 to
	December 31,	December 31,	December 31,	December 18,
	2008	2007	2006	2006
	$	$	$	$

Balance at beginning of period	71,910	39,875	40,179	21,856
Cost incurred for drydocking	26,944	37,243	—	31,339
Drydock amortization	(22,235)	(14,812)	(304)	(7,845)
Vessel sale	—	—	—	(5,171)
Amounts acquired from business acquisitions	—	9,604	—	—

Balance at end of period	76,619	71,910	39,875	40,179

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
Investment in joint ventures
Investments in companies over which the Partnership exercises significant influence, are accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings. The excess carrying value of the Partnership’s investment over its underlying equity in the net assets is included in the consolidated balance sheet as investment in joint ventures.
On December 1, 2006, the operating agreements for the five 50%-owned joint ventures, each of which owns one shuttle tanker, were amended. These amendments resulted in the Partnership obtaining control of these entities and, consequently, the Partnership has consolidated these entities effective December 1, 2006. As at December 31, 2008, the Partnership had a 50% interest in six subsidiaries.
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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Goodwill and intangible assets
Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceed its fair value.
The Partnership’s intangible assets, which consist of contracts of affreightment acquired as part of the Predecessor’s purchase of Navion AS in 2003, are amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership generally does not designate its interest rate swap agreements as cash flow hedges for accounting purposes. The Partnership generally designates foreign currency forward contracts as cash flow hedges for accounting purposes. (Please see Note 11.)
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
For derivative financial instruments that are not designated or that do not qualify as hedges under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the changes in the fair value of the derivative financial instruments are recognized in earnings.
Gains and losses from the Partnership’s non-designated interest rate swaps related to long-term debt are recorded in interest expense. Gains and losses from the Partnership’s foreign currency forward contracts are recorded within operating expenses, based on the nature of the expense being hedged.
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
The Partnership adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a significant impact on the Partnership’s financial position and results of operations. As of December 31, 2008 and 2007, the Partnership did not have any material unrecognized tax benefits or material accrued interest and penalties relating to taxes. The Partnership does not expect any material changes to its unrecognized tax positions within the next twelve months.
The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The 2006, 2007 and 2008 tax years remain open to examination by the Australian and Norwegian taxing jurisdictions to which the Partnership is subject.

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
Certain employees of the Predecessor participate in the stock option plan of the Partnership’s parent, Teekay Corporation. Stock options granted under this plan have a 10-year term and vest equally over three years from the grant date. As of December 31, 2008, all outstanding options expire between May 28, 2006 and March 7, 2016, ten years after the date of each respective grant.
During the fourth quarter of 2006, substantially all of the Predecessor’s employees were transferred to subsidiaries of Teekay Corporation, and, subsequently, stock-based compensation has been allocated to the Partnership through a service agreement with a subsidiary of Teekay Corporation (Note 10(l)).
Recent Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This statement changes existing accounting requirements for other-than-temporary impairment. SFAS 115-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 115-2 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly. SFAS 157-4 amends SFAS 157, Fair Value Measurements to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. SFAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. SFAS 157-4 supersedes SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. The guidance in SFAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Early adoption is permitted, but only for periods ending after March 15, 2009. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 157-4 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments. SFAS 107-1 extends the disclosure requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. SFAS 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 107-1 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. This statement amends SFAS 141, Business Combinations, to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, in accordance with SFAS 157, if the fair value can be determined during the measurement period. SFAS 141(R)-1 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R)-1 on its consolidated results of operations and financial condition.
In October 2008, FASB issued SFAS No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on the Partnership’s consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161: Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161). The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption.
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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.
2.	Public Offerings
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

$169,050

On June 18, 2008, the Partnership completed a follow-on public offering (or the Follow-on Offering) of 7.0 million common units at a price of $20.00 per unit, for gross proceeds of $140.0 million. Concurrently with the public offering, Teekay Corporation, which controls the Partnership, acquired 3.25 million common units of the Partnership in a private placement at the same public offering price for a total cost of $65.0 million. On July 16, 2008, the underwriters for the public offering partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $7.5 million in gross proceeds to the Partnership.
As a result of these equity transactions, the Partnership raised gross proceeds of $216.8 million (including the General Partner’s proportionate 2% capital contribution), and Teekay Corporation’s ownership of the Partnership was reduced from 59.8% to 50.0% (including its indirect 2% general partner interest). The Partnership used the net proceeds from the equity offerings of approximately $210.7 million to fund the acquisition of an additional 25% interest in Teekay Offshore Operating L.P. (or OPCO) from Teekay Corporation and to repay a portion of advances to the Partnership from OPCO.
3.	Segment Reporting
The Partnership is engaged in the international marine transportation of crude oil through the operation of its oil tankers and FSO units. The Partnership’s revenues are earned in international markets.
The Partnership has three reportable segments: its shuttle tanker segment; its conventional tanker segment; and its FSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments is the same as those used in the preparation of the Partnership’s consolidated financial statements.
The following table presents voyage revenues and percentage of consolidated voyage revenues from continuing operations for customers that accounted for more than 10.0% of the Partnership’s consolidated voyage revenues from continuing operations during the periods presented.

Year Ended December 31, 2006
			January 1	December 19
	Year Ended	Year Ended	to	to
	December 31,	December 31,	December 18,	December 31,
(U.S. dollars in millions)	2008	2007	2006	2006

StatoilHydro ASA (1) (2)	$320.7 or 37%	$309.6 or 39%	$187.6 or 30%	$6.9 or 28%
Teekay Corporation (3)	$181.9 or 21%	$154.6 or 20%	$68.9 or 11%	$5.3 or 22%
Petrobras Transporte S.A (1) (2)	$115.7 or 13%	$100.8 or 13%	—	—

(1)	Shuttle tanker segment.

(2)	Statoil ASA and Petrobras Transporte S.A. are international oil companies.

(3)	Shuttle tanker, conventional tanker and FSO segments.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following tables include results for these segments from continuing operations for the periods presented in these consolidated financial statements.

	Year Ended December 31, 2008				Year Ended December 31, 2007
	Shuttle	Conventional			Shuttle	Conventional
	Tanker	Tanker	FSO		Tanker	Tanker	FSO
	Segment	Segment	Segment	Total	Segment	Segment	Segment	Total
	$	$	$	$	$	$	$	$

Voyage revenues	650,896	153,200	68,396	872,492	590,611	135,922	58,670	785,203
Voyage expenses	169,578	53,722	1,729	225,029	114,157	36,594	886	151,637
Vessel operating expenses	132,415	25,156	26,845	184,416	103,809	24,175	21,676	149,660
Time-charter hire expense	132,234	—	—	132,234	150,463	—	—	150,463
Depreciation and amortization	91,846	22,901	23,690	138,437	86,502	21,324	16,544	124,370
General and administrative (1)	51,996	8,674	3,560	64,230	50,776	7,828	3,800	62,404

Income from vessel operations	72,827	42,747	12,572	128,146	84,904	46,001	15,764	146,669

Expenditures for vessels and equipment (2)	53,231	3,648	979	57,858	18,189	1,998	11,041	31,228

	Year Ended December 31, 2006
	January 1 to December 18, 2006				December 19 to December 31, 2006
	Shuttle	Conventional			Shuttle	Conventional
	Tanker	Tanker	FSO		Tanker	Tanker	FSO
	Segment	Segment	Segment	Total	Segment	Segment	Segment	Total
	$	$	$	$	$	$	$	$

Voyage revenues	516,187	66,673	34,654	617,514	19,785	3,383	1,229	24,397
Voyage expenses	85,451	4,841	1,029	91,321	2,995	51	56	3,102
Vessel operating expenses	77,085	18,754	12,152	107,991	3,222	624	451	4,297
Time charter hire expense	159,973	—	—	159,973	5,641	—	—	5,641
Depreciation and amortization	68,784	20,507	11,532	100,823	2,583	705	438	3,726
General and administrative(1)	48,490	11,571	2,953	63,014	1,863	218	96	2,177
Gain on sale of vessels and equipment — net of writedowns	(4,778)	—	—	(4,778)	—	—	—	—
Restructuring charge	—	832	—	832	—	—	—	—

Income from vessel operations	81,182	10,168	6,988	98,338	3,481	1,785	188	5,454

Equity income from joint ventures	6,321	—	—	6,321	—	—	—	—
Expenditures for vessels and equipment(2)	25,055	6,024	—	31,079	—	—	—	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Excludes non-cash investing activities (see Note 14).
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31,	December 31,
	2008	2007
	$	$
Shuttle tanker segment	1,517,961	1,559,261
Conventional tanker segment	332,795	255,460
FSO segment	108,304	131,080
Unallocated
Cash and cash equivalents	131,488	121,224
Accounts receivable and other assets	89,544	116,880

Consolidated total assets	2,180,092	2,183,905

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
4.	Intangible Assets
As at December 31, 2008 and 2007, intangible assets consisted of:

	Weighted-	December 31, 2008			December 31, 2007
	Average	Gross		Net	Gross
	Amortization	Carrying	Accumulated	Carrying	Carrying	Accumulated	Net Carrying
	Period	Amount	Amortization	Amount	Amount	Amortization	Amount
	(years)	$	$	$	$	$	$
Contracts of affreightment	10.2	124,250	(78,960)	45,290	124,250	(68,895)	55,355
Aggregate amortization expense of intangible assets for year ended December 31, 2008 was $10.1 million ($11.1 million — 2007, $12.1 million — 2006). Amortization of intangible assets for the five years subsequent to December 31, 2008 is expected to be $9.1 million (2009), $8.1 million (2010), $7.0 million (2011), $6.0 million (2012) and $5.0 million (2013).
5.	Accrued Liabilities

	December 31,	December 31,
	2008	2007
	$	$

Voyage and vessel	31,162	26,015
Interest	11,994	10,932
Payroll and benefits	1,311	1,517

	44,467	38,464

6.	Long-Term Debt

	December 31, 2008	December 31, 2007
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,314,264	1,205,808
U.S. Dollar-denominated Term Loans due through 2017	252,172	311,659

	1,566,436	1,517,467
Less current portion	125,503	64,060

Total	1,440,933	1,453,407

As at December 31, 2008, the Partnership had seven long-term revolving credit facilities (collectively, the Revolvers), which, as at such date, provided for borrowings of up to $1.46 billion, of which $142.7 million was undrawn. The total amount available under the revolving credit facilities reduces by $126.1 million (2009), $132.8 million (2010), $140.0 million (2011), $147.6 million (2012), $169.6 million (2013) and $740.9 million (thereafter). Five of the revolving credit facilities are guaranteed by certain subsidiaries of the Partnership for all outstanding amounts and contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. The remaining revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 33 of the Partnership’s vessels, together with other related security.
As at December 31, 2008, five of the Partnership’s six 50% owned subsidiaries had an outstanding term loan, which in the aggregate totaled $252.2 million. The term loans have varying maturities through 2017 and semi-annual payments that reduce over time. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2008, the Partnership had guaranteed $76.0 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $176.2 million.
Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At December 31, 2008, the margins ranged between 0.45% and 0.95%. At December 31, 2007 the margins ranged between 0.45% and 0.80%.. The weighted-average effective interest rate on the Partnership’s long-term debt as at December 31, 2008 was 3.4% (December 31, 2007 — 5.7%). This rate does not reflect the effect of our interest rate swaps (Note 11).
The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2008 are $125.5 million (2009), $134.7 million (2010), $169.3 million (2011), $147.1 million (2012), $155.4 million (2013), and $834.4 million (thereafter).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
7.	Leases
Charters-out and Direct Financing Lease
Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The carrying amount of the vessels employed on operating leases at December 31, 2008 was $1.3 billion (2007 — $1.3 billion). Leasing of the VOC equipment is accounted for as direct financing leases. As at December 31, 2008, the minimum lease payments receivable under the direct financing leases approximated $94.5 million, including unearned income of $15.9 million.
As at December 31, 2008, minimum scheduled future revenues under time charters and bareboat charters and future scheduled payments under the direct financing leases, to be received by the Partnership, then in place were approximately $1.60 billion, comprised of $376.4 million (2009), $268.1 million (2010), $194.4 million (2011), $158.3 million (2012), $133.5 million (2013) and $468.4 million (thereafter).
The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance.
Charters-in
As at December 31, 2008, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $393.9 million, comprised of $109.8 million (2009), $88.6 million (2010), $62.9 million (2011), $56.8 million (2012), $46.8 million (2013) and $29.0 million (thereafter). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.
8.	Fair Value of Measurements
Effective January 1, 2008, the Partnership adopted SFAS No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Partnership deferred the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosure about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets.
Due to / from affiliates — The fair value of the amounts due to and from affiliates approximate their carrying amounts reported in the accompanying consolidated balance sheets.
Long-term debt — The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.
Due to joint venture partners — The fair value of the Partnership’s loans from joint venture partners approximate their carrying amounts reported in the accompanying consolidated balance sheets.
Derivative instruments — The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The estimated fair value of the Partnership’s financial instruments is as follows:

		December 31, 2008		December 31, 2007
	Fair Value	Carrying	Fair	Carrying	Fair
	Hierarchy	Amount	Value	Amount	Value
	Level	$	$	$	$
Cash and cash equivalents	—	131,488	131,488	121,224	121,224
Due from affiliate (note 10y)	—	10,110	10,110	18,350	18,350
Due to affiliate (note 10y)	—	(8,715)	(8,715)	(17,554)	(17,554)
Long-term debt	Level 2	(1,566,436)	(1,476,608)	(1,517,467)	(1,517,467)
Due to joint venture partners	—	(21,019)	(21,019)	(3,534)	(3,534)
Derivative instruments(1) (note 11)
Interest rate swap agreements(2)	Level 2	(159,169)	(159,169)	(21,050)	(21,050)
Foreign currency forward contracts	Level 2	(37,554)	(37,554)	1,122	1,122

(1)	The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

(2)	The fair value of the Partnership’s interest rate swap agreements includes $3.4 million of accrued interest which is recorded in accrued liabilities on the balance sheet.
9.	Restructuring Charge and Other Income — Net
During the year ended December 31, 2006, the Predecessor relocated certain operational functions to Singapore. As a result, the Predecessor incurred $0.8 million of restructuring costs during 2006.

			Year Ended December 31, 2006
			January 1	December 19
	Year Ended	Year Ended	to	to
	December 31,	December 31,	December 18,	December 31,
	2008	2007	2006	2006
	$	$	$	$
Volatile organic compound emissions plant lease income	9,727	10,960	11,037	408
Miscellaneous	2,209	(557)	(2,670)	(99)

Other income — net	11,936	10,403	8,367	309

10.	Related Party Transactions and Balances
a.
On July 1, 2006, the Predecessor sold Navion Shipping Ltd. to a subsidiary of Teekay Corporation for $53.7 million. The resulting gain on sale of $18.5 million was accounted for as an equity contribution by Teekay Corporation. Please read Note 18.

During the first half of 2006, three of the Predecessor’s conventional tankers were employed on time-charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $5.3 million during the first half of 2006.

During the first half of 2006, the Predecessor earned $5.1 million of management fees from ship management services provided to a subsidiary of Teekay Corporation, relating to the vessels chartered from Navion Shipping Ltd during that period.

b.
During 2006, the Predecessor paid $11.9 million to Teekay Corporation for it to assume the time-charter contract for one of the Predecessor’s in-chartered shuttle tankers, the Borga. The resulting $11.9 million loss on sale was accounted for as an equity distribution to Teekay Corporation.

c.
In 2006, prior to the Offering, the Predecessor sold to Teekay Corporation certain subsidiaries and fixed assets for $64.7 million. The resulting $23.3 million gain on sale was accounted for as an equity contribution by Teekay Corporation.

d.
Prior to the Offering, the Predecessor settled its Norwegian Kroner-denominated demand promissory note of 1.1 billion Norwegian Kroner ($166.3 million) and its Australian Dollar-denominated demand promissory note of 25.5 million Australian Dollars ($19.2 million) owing to Teekay Corporation. Interest expense incurred on these demand promissory notes for the period prior to the Offering (January 1 to December 18, 2006) was $12.9 million.

e.
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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
f.
Nine of OPCO’s conventional tankers are employed on long-term time-charter contracts with a subsidiary of Teekay Corporation. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate plus a 4.5% margin. Pursuant to these time-charter contracts, OPCO earned voyage revenues of $144.5 million, $128.4 million and $22.3 million for the year ended December 31, 2008 and 2007 and for the three months ended December 31, 2006, respectively.

During the first nine months of 2006, seven of these nine tankers were employed on time-charter contracts with a subsidiary of Teekay Corporation. The rates earned by each vessel, which were generally lower than market rates, depended upon the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures. Pursuant to these time-charter contracts, the Predecessor earned voyage revenues of $24.6 million during the first nine months of 2006.

g.
One of OPCO’s FSO units and one of OPCO’s conventional tankers were employed on short-term bareboat charters with a subsidiary of Teekay Corporation during the last half of 2006. Pursuant to these charter contracts, OPCO earned voyage revenues of $3.4 million revenues during the last half of 2006.

h.
Two of OPCO’s shuttle tankers are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $14.8 million, $14.2 million and $3.6 million during the year ended December 31, 2008 and 2007, and the three months ended December 31, 2006, respectively.

i.
Two of OPCO’s FSO units are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $11.2 million, $12.0 million and $10.2 million during the years ended December 31, 2008, 2007 and 2006, respectively.

j.
A subsidiary of Teekay Corporation has entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. Pursuant to this agreement, during the year ended December 31, 2008 and 2007 and the three months ended December 31, 2006, OPCO earned management fees of $3.3 million, $3.3 million and $0.5 million, respectively.

k.
Eight of OPCO’S Aframax conventional oil tankers and three FSO units are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Partnership incurred general and administrative expenses of $3.7 million, $4.5 million and $6.1 million during the years ended December 31, 2008, 2007, and 2006, respectively. During the years ended December 31, 2007 and 2006, $0.1 million, and $0.8 million, respectively, of general and administrative expenses attributable to the operations of the Dampier Spirit were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.

l.
The Partnership, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation in connection with the Offering, pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, advisory and technical services and ship management services. Pursuant to these service agreements, the Partnership incurred $50.3 million and $52.7 million, respectively, of these costs during the year ended December 31, 2008 and 2007. Prior to the Offering, the shore-based staff who provided these services to the Predecessor were transferred to a subsidiary of Teekay Corporation. During the year ended December 31, 2006, $21.6 million of general and administrative expenses attributable to the operations of the Predecessor prior to the Offering were incurred by Teekay Corporation and have been allocated to the Predecessor.

m.
Pursuant to the Partnership’s partnership agreement, the Partnership reimburses the General Partner for all expenses incurred by the Partnership that are necessary or appropriate for the conduct of the Partnership’s business. During the years ended December 31, 2008 and 2007, the Partnership incurred $ 0.6 million and $0.8 million of these costs, respectively.

n.
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

o.
In July 2007, the Partnership acquired interests in two double-hull shuttle tankers from Teekay Corporation for a total cost of $159.1 million, including assumption of debt of $93.7 million and the related interest rate swap agreement. The Partnership acquired Teekay Corporation’s 100% interest in the 2000-built Navion Bergen and its 50% interest in the 2006-built Navion Gothenburg, together with their respective 13-year, fixed-rate bareboat charters to Petroleo Brasileiro S.A. The purchases were financed with one of the Partnership’s existing Revolvers and the assumption of debt. The excess of the proceeds paid by the Partnership over Teekay Corporation’s depreciated historical cost was accounted for as an equity distribution to Teekay Corporation of $25.4 million.

p.
In October 2007, the Partnership acquired from Teekay Corporation an FSO unit, the Dampier Spirit, along with its 7-year fixed-rate time-charter to Apache Corporation, for a total cost of $30.3 million. The purchase was financed with one of the Partnership’s existing Revolvers. The excess of the proceeds paid by the Partnership over Teekay Corporation’s depreciated historical cost was accounted for as an equity distribution to Teekay Corporation of $13.9 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
q.
In December 2007, Teekay Corporation contributed a $65.6 million, nine-year, 4.98% interest rate swap agreement (used to hedge the debt assumed in the purchase of the Navion Bergen) having a fair value liability of $2.6 million (Note 11), to the Partnership for no consideration and was accounted for as an equity distribution to Teekay Corporation.

r.
In December 2007, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to the Offering, totalling $4.8 million, including the settlement of a customer dispute in respect of vessels delivered prior to the Offering and other costs.

s.
In January 2007, Teekay Corporation contributed foreign exchange contracts for the forward purchase of a total of Australian Dollars 4.5 million having a fair value asset of $0.1 million, net of non-controlling interest, to OPCO for no consideration and was accounted for as an equity contribution from Teekay Corporation. The foreign currency forward contracts matured by December 2007.

t.
In March 2008, Teekay Corporation agreed to reimburse the Partnership for repair costs relating to one of the Partnership’s shuttle tankers. The vessel was purchased from Teekay Corporation in July 2007 and had, as of the date of acquisition, an inherent minor defect that required repairs. Pursuant to this agreement, Teekay Corporation reimbursed $0.7 million of these costs during the year ended December 31, 2008.

u.	In March 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation for proceeds equal to its net book value of $1.4 million.

v.
Concurrently with the closing of the Partnership’s Follow-on Offering, the Partnership acquired from Teekay Corporation an additional 25% interest in OPCO for $205.5 million, thereby increasing the Partnership’s ownership interest in OPCO to 51%. The Partnership financed the acquisition with the net proceeds from the Follow-on Offering and a concurrent private placement of common units to Teekay Corporation. See Note 2. In connection with the valuation of the purchase of the additional 25% interest in OPCO, the Partnership incurred a fairness opinion fee of $1.1 million. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value for the 25% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $91.6 million.

w.
On June 18, 2008, OPCO acquired from Teekay Corporation two ship owning subsidiaries (SPT Explorer L.L.C. and the SPT Navigator L.L.C.) for a total cost of approximately $106.0 million, including the assumption of third-party debt of approximately $89.3 million and the non-cash settlement of related party working capital of $1.2 million. The acquired subsidiaries own two 2008-built Aframax lightering tankers (the SPT Explorer and the SPT Navigator) and their related 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years) entered into with Skaugen PetroTrans, a joint venture in which Teekay Corporation owns a 50% interest. These two lightering tankers are specially designed to be used in ship-to-ship oil transfer operations. This purchase was financed with the assumption of debt, together with cash balances. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value was accounted for as an equity distribution to Teekay Corporation of $16.2 million. Pursuant to the bareboat charters for the vessels, OPCO earned voyage revenues of $8.7 million for the year ended December 31, 2008 (including voyage revenues earned as part of the Dropdown Predecessor prior to OPCO’s acquisition of the vessels — see Note 1).

x.
In June 2008, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to the Partnership’s Offering in December 2006, totalling $0.7 million, primarily relating to the settlement of repair costs not covered by insurance providers for work performed in early 2006 on two of OPCO’s shuttle tankers.

y.
At December 31, 2008, due from affiliates totaled $10.1 million (December 31, 2007 - $18.4 million) and due to affiliates totaled $8.7 million (December 31, 2007 — $17.6 million). Due to and from affiliate are non-interest bearing and unsecured.

z.
During the year ended December 31, 2007, $1.2 million of interest expense attributable to the operations of the Navion Bergen was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

aa.
During August 2008, two of OPCO’s in-chartered shuttle tankers were employed on a single-voyage charter with a subsidiary of Teekay Corporation. Pursuant to this charter contract, OPCO earned voyage revenues of $11.3 million for the year ended December 31, 2008.

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
The Partnership hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. These foreign currency forward contracts are generally designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense. The ineffective portion of these foreign currency forward contracts has also been reported in operating expenses, based on the nature of the expense. During the years ended December 31, 2008 and 2007, the Partnership recognized the following unrealized gains (losses) in vessel operating expenses, general and administrative and foreign currency exchange gain (loss) relating to the ineffective portion of its foreign currency forward contracts:

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007
	$	$
Vessel operating expenses	4,942	—
General and administrative	1,422	(57)
Foreign currency exchange loss	(14)	—

Total	6,350	(57)

Changes in fair value of foreign currency forward contracts that are not designated, for accounting purposes, as cash flow hedges are recognized in earnings and are reported in operating expenses, based on the nature of the expense being hedged. During the years ended December 31, 2008 and 2007, the Partnership recognized the following unrealized gains (losses) in vessel operating expenses, general and administrative and foreign currency exchange gain (loss) relating to foreign currency forward contracts that are not designated as cash flow hedges:

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007
	$	$
Vessel operating expenses	(2,020)	(429)
General and administrative	(4,159)	—
Foreign currency exchange gain	22	59

Total	(6,157)	(370)

During the year ended December 31, 2008, the Partnership reclassified $0.3 million from accumulated other comprehensive income to general and administrative expenses, on the discontinuation of hedge accounting for certain foreign currency forward contracts, where the forecasted transactions were no longer deemed to be probable of occurring.
As at December 31, 2008, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount	Fair Value / Carrying
	In	Amount	Average	Expected Maturity
	Foreign Currency	of Liability	Forward Rate(1)	2009	2010

	(thousands)	(thousands of U.S. Dollars)		(in thousands of U.S. Dollars)
Norwegian Kroner	1,228,764	$35,157	5.83	$114,718	$96,068
Australian Dollar	3,300	646	1.12	2,952	—
British Pound	443	199	0.52	750	100
Euro	24,725	1,552	0.69	23,702	12,254

		$37,554		$142,122	$108,422

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
As at December 31, 2008, the Partnership’s accumulated other comprehensive loss included $17.0 million of unrealized losses on foreign currency forward contracts designated as cash flow hedges. As at December 31, 2008, the Partnership estimated, based on then current foreign exchange rates, that it would reclassify approximately $11.6 million of net losses on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months.
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings. Unrealized gains or losses relating to the change in fair value of the Partnership’s interest rate swaps have been reported in interest expense in the consolidated statements of income (loss). During the year ended December 31, 2008, the Partnership recognized unrealized losses of $132.6 million (December 31, 2007 — $45.5 million), relating to the changes in fair value of its interest rate swaps.
As at December 31, 2008, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
	Interest		Carrying Amount of	Weighted-Average	Fixed
	Rate	Principal Amount	Liability	Remaining Term	Interest Rate
	Index	$	$	(Years)	(%)(1)
U.S. Dollar-denominated interest rate swaps	LIBOR	935,000	88,580	5.5	4.7
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	397,279	70,589	12.4	5.0

		1,332,279	159,169

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2008, ranged from 0.45% and 0.95%.

(2)	Principal amount reduces quarterly or semi-annually.

(3)	The fair value of the Partnership’s interest rate swap agreements includes $3.4 million of accrued interest which is recorded in accrued liabilities on the balance sheet.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
12.	Income Taxes

The significant components of the Partnership’s deferred tax liabilities and assets are as follows:

	December 31,	December 31,
	2008	2007
	$	$
Deferred tax liabilities:
Vessels and equipment	50,231	84,077
Goodwill and intangible assets	—	266
Long-term debt	11,505	94,071

Total deferred tax liabilities	61,736	178,414
Deferred tax assets:
Other	1,521	1,012
Tax losses carried forward (1)	47,567	100,096

Total deferred tax assets	49,088	101,108

Net deferred tax liabilities (2)	12,648	77,306
Current portion	—	—

Long-term portion of net deferred tax liabilities	12,648	77,306

(1)	The net operating loss carryforwards of $169.0 million are available to offset future taxable income in the applicable jurisdictions, and can be carried forward indefinitely.

(2)	The change in the net deferred tax liabilities is related to the change in temporary differences and foreign exchange gains.
Substantially all of the Partnership’s net income (loss) resulted from the operations of subsidiaries that were subject to income taxes in their countries of incorporation.
The components of the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Current	(752)	—	(2,956)
Deferred	57,456	10,516	(425)

Income tax recovery (expense)	56,704	10,516	(3,381)

The Partnership operates in countries that have differing tax laws and rates. Consequently a consolidated weighted average tax rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates. Reconciliations of the tax charge related to the current year at the applicable statutory income tax rates and the actual tax charge related to the current year are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Net loss before taxes	(74,338)	(6,558)	(25,449)
Net loss not subject to taxes	(314,613)	160,672	(5,413)

Net income subject to taxes	240,275	(167,230)	(20,036)

At applicable statutory tax rates	58,939	(54,303)	(8,095)
Permanent differences and adjustments related to currency differences	(115,643)	43,787	11,476

Tax (recovery) expense related to current year	(56,704)	(10,516)	3,381

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
13.	Commitments and Contingencies
The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.
14.	Supplemental Cash Flow Information
a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Accounts receivable	2,745	(16,206)	3,452
Prepaid expenses and other assets	13,944	(1,957)	4,164
Accounts payable and accrued liabilities	4,306	(6,126)	4,643
Advances from (to) affiliate	1,948	(9,417)	38,780

	22,943	(33,706)	51,039

b)	Cash interest paid (including interest paid by the Dropdown Predecessor) during the years ended December 31, 2008, 2007, and 2006 totaled $76.0 million, $73.9 million, and $44.0 million, respectively.

c)	Taxes paid (including taxes paid by the Dropdown Predecessor) during the years ended December 31, 2008, 2007 and 2006 totaled $1.1 million, $1.8 million, and $0.2 million, respectively.

d)
The Partnership’s consolidated statement of cash flows for the years ended December 31, 2008, 2007 and 2006 reflect the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when each respective vessel began operations under the ownership of Teekay Corporation. If Teekay Corporation financed the construction or purchase of the vessel prior to the Dropdown Predecessor being included in the results of the Partnership, the expenditures for the vessel by Teekay Corporation have been treated as a non-cash transaction in the Partnership’s consolidated statement of cash flows. The non-cash investing activities related to the Dropdown Predecessor were $90.5 million and $71.6 million for expenditures for vessels and equipment in the years ended December 31, 2008 and December 31, 2007, respectively.

e)
Net change in parent’s equity in the Dropdown Predecessor includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor.

15.	Vessel and Equipment Sales and Write-downs
a)	Vessel Sales
During 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation for proceeds equal to its net book value of $1.4 million.
During 2006, the Predecessor sold a 1981-built shuttle tanker. The Predecessor recorded a gain of $6.4 million and a non-controlling interest expense of $3.2 million relating to the sale.
b)	Equipment Writedowns
During 2006, the Predecessor incurred a $2.2 million write-down of certain offshore equipment. This writedown occurred due to a reassessment of the estimated net realizable value of this equipment and follows a $12.2 million write-down in 2005 arising from the early termination of a contract for the equipment.
16.	Partners’ Capital and Net Income (Loss) Per Unit
At December 31, 2008, of our total common units outstanding, 50.01% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
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
The subordination period will extend until the first day of any quarter beginning after December 31, 2009. Thereafter the subordination period will terminate automatically and the subordinated units will convert into common units on a one-for-one basis if certain tests are met.
For the purpose of the net income (loss) per unit calculation (as defined below), during the first and fourth quarters of 2008, the Partnership incurred a net loss and, consequently, the assumed distributions of net loss resulted in an equal distribution of net loss between the subordinated unit holders and common unit holders. During the second and third quarters of 2008, net income exceeded the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income resulted in an equal distribution of net income between the subordinated unit holders and common unit holders.
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
For the purpose of the net income (loss) per unit calculation, of the four quarters that comprise the year ended December 31, 2008, the Partnership incurred a net loss in the first and fourth quarter and, consequently the assumed distributions of net losses did not result in the use of the increasing percentages to calculate the General Partner’s interest in net losses. During the second and third quarter of 2008, net income exceeded $0.4025 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income.
In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and our general partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.
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
Pursuant to the partnership agreement, income allocations are made on a quarterly basis; therefore earnings per limited partner unit for each year is calculated as the sum of the quarterly earnings per limited partner unit for each of the four quarters in the year.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
17.	Change in accounting estimate
Effective January 1, 2008, the Partnership increased its estimate of the residual value of its vessels due to an increase in the estimated scrap rate per lightweight ton from $150 per lightweight ton to $325 per lightweight ton. The Partnership’s estimate of salvage values took into account the then current scrap prices and the historical scrap rates over the five years prior to December 31, 2007. As a result, depreciation and amortization expense has decreased by $5.0 million, and net income has increased by $2.9 million, or $0.09 per unit, for the year ended December 31, 2008.
18.	Discontinued Operations
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
The loss from discontinued operations of Navion Shipping Ltd. is summarized as follows:

January 1 to June 30,
2006
Voyage revenues(1)	$80,014

Loss from discontinued operations before income tax expense	(10,656)
Income tax expense	—

Loss from discontinued operations	$(10,656)

(1)	During the six months ended June 30, 2006 the Predecessor earned $79.5 million of time charter revenue from a subsidiary of Teekay Corporation pursuant to the agreement with Navion Shipping Ltd.

During the six months ended June 30, 2006, $10.7 million of general and administrative expenses attributable to the operations of Navion Shipping Ltd. were incurred by Teekay Corporation and have been allocated to Navion Shipping Ltd.

Prior to being reported as discontinued operations, these results were reported within the conventional tanker segment.
19.	Subsequent events
(a)
In February 2009, the Partnership declared a cash distribution of $0.45 per unit for the quarter ended December 31, 2008. The cash distribution was paid on February 13, 2009 to all unitholders of record on February 6, 2009.

In May 2009, the Partnership declared a cash distribution of $0.45 per unit for the quarter ended March 31, 2009. The cash distribution was paid on May 15, 2009 to all unitholders of record on May 8, 2009.

(b)
During 2009 the Partnership intends to reflag seven of its vessels from Norwegian flag to Bahamian flag and to change the nationality mix of its crews. Under this plan, the Partnership will record and pay the restructuring charges of approximately $4.4 million during 2009. The actual charges are recorded in the period in which the Partnership commits to a formalized restructuring plan or executes the specific actions contemplated by the program and all criteria for restructuring charge recognition under the applicable accounting guidance have been met. The Partnership expects the reflagging will result in a reduction in its crewing costs for these vessels.