Form 20-F
period 2009-12-31
Teekay Offshore Partners L.P.
filed 2010-04-30
CIK 1382298

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
27,900,000 Common Units
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
In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:
•	our ability to make cash distributions on our units or any increases in quarterly distributions;
•	our future financial condition or results of operations and future revenues and expenses, including our expectations as to additional annual cash flow from vessels operations from the Petrojarl Varg;
•	growth prospects of the offshore and tanker markets;
•	oil fields adjacent to the Petrojarl Varg becoming operational and our ability to service these fields;
•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker markets;
•	the expected lifespan of a new shuttle tanker, a floating storage and off-take (or FSO) unit, a floating production, storage and offloading (or FPSO) unit, and a conventional tanker;
•	the expected costs of new-buildings and vessel conversions;
•	estimated capital expenditures and the availability of capital resources to fund capital expenditures;
•	estimated costs and timing of implementation of the EU Directive to burn only low sulphur fuel, and our ability to timely comply with this Directive;
•	our ability to maintain long-term relationships with major crude oil companies, including our ability to service fields until they no longer produce;
•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;
•	our continued ability to enter into fixed-rate time charters with customers;
•	obtaining offshore projects that we or Teekay Corporation bid on or that Teekay Corporation is awarded;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;
•	our pursuit of strategic opportunities, including the acquisition of vessels and expansion into new markets vessels;
•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;
•	anticipated funds for liquidity needs and the sufficiency of cash flows;
•	the future valuation of goodwill;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self regulatory organization standards applicable to our business;
•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;
•	anticipated taxation of our partnership and its subsidiaries and taxation of unitholders;
•	Teekay Corporation offering to us additional interest in Teekay Offshore Operating L.P.;
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
Prior to the closing of our initial public offering of common units on December 19, 2006, Teekay Corporation transferred eight Aframax conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one FSO unit to Teekay Offshore Australia Trust. Teekay Corporation then transferred to Teekay Offshore Operating L.P. (or OPCO) all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay Holdings Ltd., Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, which include the eight Aframax conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor.
The summary historical financial and operating data has been prepared on the following basis:
•
the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the year ended at December 31, 2005 is derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor;

•
the historical financial and operating data of Teekay Offshore Partners Predecessor for the year ended December 31, 2006 is derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor and Teekay Offshore Partners LP; and

•
the historical financial and operating data of Teekay Offshore Partners L.P. as at December 31, 2007, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009, are derived from our audited consolidated financial statements.

In July 2007, we acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, we acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. In June 2008, we acquired from Teekay Corporation its interests in two 2008-built Aframax-class lightering tankers, the SPT Explorer and the SPT Navigator. This acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under the 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years). In September 2009, we acquired from Teekay Corporation its interest in the FPSO unit the Petrojarl Varg, along with its operations and charter contracts.
These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect these vessels and the results of operations of the vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on October 1, 2006 (Petrojarl Varg), April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg), March 15, 1998 (Dampier Spirit), January 7, 2008 (SPT Explorer) and March 28, 2008 (SPT Navigator). Please read Note 1 to our consolidated financial statements included in this Annual Report.
Our initial public offering and certain other transactions that occurred during 2006-2009 have affected our historical performance or will affect our future performance. As a result, the following tables should be read together with, and are qualified in their entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2009, 2008, and 2007.
Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2005	2006	2007	2008	2009
Income Statement Data:
Revenues	$613,246	$665,613	$878,656	$968,908	$821,856
Operating expenses:
Voyage expenses (1)	74,543	94,423	151,637	225,029	111,026
Vessel operating expenses (2) (12)	109,480	121,530	187,403	224,235	233,261
Time-charter hire expense	169,687	165,614	150,463	132,234	117,202
Depreciation and amortization	109,824	108,964	142,029	158,533	166,350
General and administrative (12)	56,726	67,433	70,278	69,519	58,016
Goodwill impairment charge	—	—	—	127,403	—
(Gain) loss on sale of vessels and equipment — net of writedowns	2,820	(4,778)	—	—	—
Restructuring charge	955	832	—	—	5,008

Total operating expenses	524,035	554,018	701,810	936,953	690,863

Income from vessel operations	89,211	111,595	176,846	31,955	130,993
Interest expense	(39,983)	(77,701)	(111,120)	(85,169)	(43,319)
Interest income	4,612	5,559	6,062	4,157	1,236
Equity income from joint ventures	5,955	6,321	—	—	—
Realized and unrealized gains (losses) on non-designated derivatives	—	5,683	(46,542)	(188,782)	53,560
Foreign currency exchange gain (loss) (3)	34,228	(65,723)	(9,760)	4,293	(6,151)
Other — net	9,091	8,673	10,398	11,929	8,918
Income tax recovery (expense)	12,375	(6,588)	(1,481)	62,344	(12,638)

Income (loss) from continuing operations	115,489	(12,181)	24,403	(159,273)	132,599
Net loss from discontinued operations (4)	(19,347)	(10,656)	—	—	—

Net income (loss)	$96,142	$(22,837)	$24,403	$(159,273)	$132,599

Non-controlling interest in net income	$229	$8,442	$37,573	$10,863	$57,490
Dropdown Predecessor’s interest in net income (loss)	2,910	762	(15,828)	(151,169)	11,378
General partner’s interest in net income	—	64	733	8,918	2,523
Limited partners’ interest:
Net income (loss) from continuing operations	112,350	(21,449)	1,925	(27,885)	61,208
Net Income (loss) from continuing operations per:
Common unit (basic and diluted) (5)	8.92	(1.55)	0.13	(0.65)	1.85
Subordinated unit (basic and diluted) (5)	8.92	(1.74)	0.13	(0.92)	1.80
Total unit (basic and diluted) (5)	8.92	(1.67)	0.13	(0.76)	1.84
Limited partners’ interest:
Net income (loss)	93,003	(32,105)	1,925	(27,885)	61,208
Net income (loss) per:
Common unit (basic and diluted) (5)	7.38	(2.33)	0.13	(0.65)	1.85
Subordinated unit (basic and diluted) (5)	7.38	(2.58)	0.13	(0.92)	1.80
Total unit (basic and diluted) (5)	7.38	(2.50)	0.13	(0.76)	1.84
Cash distributions declared per unit	—	—	1.14	1.65	1.80

Balance Sheet Data (at end of year):
Cash and marketable securities (4) (6)	$128,986	$124,072	$128,860	$132,348	$101,747
Vessels and equipment (7)	1,310,135	1,814,707	1,927,169	2,028,150	1,917,248
Total assets	1,895,601	2,493,975	2,560,360	2,522,124	2,387,811
Total debt	943,319	1,506,928	1,744,369	1,837,214	1,735,614
Non-controlling interest	11,859	443,448	414,003	201,383	219,692
Dropdown Predecessor’s equity	47,784	212,634	93,245	13,811	—
Partners’/owner’s equity	747,879	138,942	77,108	117,910	213,065
Accumulated other comprehensive income (loss)	—	—	45	(21,911)	767
Common units outstanding (5)	2,800,000	3,049,315	9,800,000	15,461,202	23,476,438
Subordinated units outstanding (5)	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$159,999	$159,141	$149,197	$205,011	$168,213
Financing activities	(208,866)	(6,834)	(129,705)	83,768	(209,839)
Investing activities	34,124	(157,221)	(14,704)	(285,291)	11,025

Other Financial Data:
Net revenues (8)	$538,703	$571,190	$727,019	$743,879	$710,830
EBITDA (9)	229,428	164,857	272,971	17,928	353,670
Adjusted EBITDA (9)	198,975	218,270	321,341	323,180	296,341
Capital expenditures:
Expenditures for vessels and equipment (10)	24,760	31,079	31,228	57,858	11,365
Expenditures for drydocking (10)	8,906	31,255	49,053	29,075	41,864

Fleet data:
Average number of shuttle tankers (11)	35.8	33.9	36.9	36.7	35.9
Average number of conventional tankers (11)	41.2	22.0	9.3	10.7	11.0
Average number of FSO units (11)	4.0	4.0	4.7	5.0	5.0
Average number of FPSO units (11)	—	0.3	1.0	1.0	1.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

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

(5)
Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.

(6)	Cash and marketable securities include cash from discontinued operations of $2.5 million as at December 31, 2005.

(7)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on newbuildings.

(8)
Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters, the charterer typically pays the voyage expenses, which are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees and commissions, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we or OPCO, as the shipowner, pay the voyage expenses, we or OPCO typically pass the approximate amount of these expenses on to the customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the “net revenues” are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net revenues with revenues.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2006	2007	2008	2009

Revenues	613,246	665,613	878,656	968,908	821,856
Voyage expenses	74,543	94,423	151,637	225,029	111,026

Net revenues	538,703	571,190	727,019	743,879	710,830

(9)
EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, unrealized foreign exchange (gain) loss, gain on sale of vessels and equipment — net of writedowns, goodwill impairment charge, amortization of in-process revenue contracts, unrealized gains (losses) on derivative instruments and realized (gains) losses on interest rate swaps. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•
Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of the fundamental performance of us from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common units.

•
Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from the existing capitalization of us and OPCO and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA and Adjusted EBITDA provide a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our and OPCO’s proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to unitholders. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess the fundamental ability of OPCO and us to generate cash sufficient to meet cash needs, including distributions on our common units.

Neither EBITDA nor Adjusted EBITDA, which are non-GAAP measures, should be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Report may not be comparable to similarly titled measures of other companies.
The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income, and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Years Ended December 31,
(in thousands)	2005	2006	2007	2008	2009
Reconciliation of EBITDA and Adjusted EBITDA to Net Income
Net income (loss)	$96,142	$(22,837)	$24,403	$(159,273)	$132,599
Depreciation and amortization	109,824	108,964	142,029	158,533	166,350
Interest expense, net of interest income	35,371	72,142	105,058	81,012	42,083
Income taxes (recovery) expense	(12,375)	6,588	1,481	(62,344)	12,638
Depreciation and amortization and income tax expense related to discontinued operations	466	—	—	—	—

EBITDA	229,428	164,857	272,971	17,928	353,670

Unrealized (gains) losses on derivative instruments	—	(4,173)	55,446	172,273	(110,177)
Realized (gains) losses on interest rate swaps	—	(1,722)	(6,379)	19,663	46,546
Restructuring charges	955	832	—	—	5,008
Foreign exchange (gain)loss	(34,228)	65,723	9,760	(4,293)	6,151
Loss (gain) on sale of vessels and equipment — net of writedowns	2,820	(4,778)	—	—	—
Goodwill impairment charge	—	—	—	127,403	—
Amortization of in-process revenue contracts	—	(2,469)	(10,457)	(9,794)	(4,857)

Adjusted EBITDA	$198,975	$218,270	$321,341	$323,180	$296,341

Reconciliation of Adjusted EBITDA to Net operating cash flow
Net operating cash flow	$159,999	$159,141	$149,197	$205,011	$168,213
Expenditures for drydocking	8,906	31,255	49,053	29,075	41,864
Interest expense, net of interest income	35,371	72,142	105,058	81,012	42,083
Current income taxes	3,839	4,129	—	752	4,392
Amortization of in process revenue contracts	—	(2,469)	(10,457)	(9,794)	(4,857)
Realized (gains) losses on interest rate swaps	—	(1,722)	(6,379)	19,663	46,546
Equity income	3,205	319	—	—	—
Change in working capital	(19,039)	(41,456)	24,871	(15,619)	(10,900)
Restructuring charges	955	832	—	—	5,008
Other, net	5,739	(3,901)	9,998	13,080	3,992

Adjusted EBITDA	$198,975	$218,270	$321,341	$323,180	$296,341

(10)
Expenditures for drydocking is disclosed on a cash basis. Expenditures for vessels and equipment excludes non-cash investing activities. Please read Item 18 — Financial Statements: Note 15 — Supplemental Cash Flow Information.

(11)
Average number of vessels consists of the average number of owned and chartered-in vessels (including those in discontinued operations) that were in our possession during a period, including the Dropdown Predecessor.

(12)
Vessel operating expenses and general and administrative expenses include unrealized gains (losses) on derivative instruments. Please read Item 18 — Financial Statements: Note 12 — Derivative Instruments and Hedging Activities.

RISK FACTORS
Our cash flow depends substantially on the ability of our subsidiaries, primarily OPCO, to make distributions to us.
The source of our cash flow includes cash distributions from our subsidiaries, primarily OPCO, which also makes distributions to Teekay Corporation, its other partner. The amount of cash OPCO and other subsidiaries can distribute to us principally depends upon the amount of cash they generate from their operations, which may fluctuate from quarter to quarter based on, among other things:
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
We may not have sufficient cash from operations to enable us to pay the current level of distribution on our common units or to maintain or increase distributions.
The source of our earnings and cash flow includes cash distributions from our subsidiaries, primarily OPCO. Therefore, the amount of distributions we are able to make to our unitholders will fluctuate based on the level of distributions made to us by our subsidiaries. Neither OPCO nor any other subsidiaries may make quarterly distributions at a level that will permit us to maintain or increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if our subsidiaries increase or decrease distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by our subsidiaries to us.
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
Many of these factors reduce the amount of cash we may otherwise have available for distribution. We may not be able to pay distributions, and any distributions we do make may not be at or above our current level of quarterly distribution. The actual amount of cash that is available for distribution to our unitholders depends on several factors, many of which are beyond the control of us or our general partner.
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
We make substantial capital expenditures to increase the size of our fleet. In 2007, we purchased from Teekay Corporation its interests in two shuttle tankers and one FSO unit. In 2008, we purchased a shuttle tanker from a third party and we purchased from Teekay Corporation two conventional tankers and Teekay Corporation is obligated to offer us its interests in additional vessels. In 2009, we purchased an FPSO unit from Teekay Corporation. In 2008, we also purchased from Teekay Corporation an additional 25% limited partner interest in OPCO. Please read Item 4: Information on the Partnership—Overview, History and Development, for information about these recent and potential acquisitions.
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
We and Teekay Corporation regularly evaluate and pursue opportunities to provide marine transportation services for new or expanding offshore projects. Teekay Corporation currently is seeking to provide transportation services for several offshore projects. Under an omnibus agreement that we have entered into in connection with our initial public offering, Teekay Corporation is required to offer to us, within 365 days of their deliveries, certain shuttle tankers, FSO units and FPSO units Teekay Corporation may acquire or has acquired, including certain vessels of Teekay Corporation’s subsidiary Teekay Petrojarl AS. Neither we nor Teekay Corporation may be awarded charters or contracts of affreightment relating to any of the projects we pursue or it pursues, and we may choose not to purchase the vessels Teekay Corporation is required to offer to us under the omnibus agreement. If we obtain from Teekay Corporation any offshore project, we may incur significant capital expenditures to build the offshore vessels needed to fulfill the project requirements.
We generally are required to make installment payments on newbuildings prior to their delivery. We typically must pay between 10% to 20% of the purchase price of a shuttle tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately three to four years from the time the order is placed). If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest or cash required to maintain our current level of quarterly distributions to unitholders prior to generating cash from the operation of the newbuilding.

To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly distributions to unitholders, which could have a material adverse effect on our ability to make cash distributions.
Our substantial debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to you.
If we are awarded contracts for additional offshore projects or otherwise acquire additional vessel or businesses, our consolidated debt may significantly increase. As at December 31, 2009, our total debt was $1,735.6 million and we had the ability to borrow an additional $183.9 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities. Our level of debt could have important consequences to us, including:
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
In addition, five revolving credit facilities require OPCO to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of $75.0 million, with aggregate liquidity of not less than 5.0% of the total consolidated debt of OPCO and its subsidiaries. One of the revolving credit facilities is guaranteed by us for all outstanding amounts and contains covenants that require us to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of our total consolidated debt. Two other revolving credit facilities are guaranteed by Teekay Corporation and require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of its total consolidated debt. The ability of Teekay Corporation, us or OPCO to comply with covenants and restrictions contained in debt instruments may be affected by events beyond their, its or our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. Neither Teekay Corporation, we nor OPCO might have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

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
We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. StatoilHydro ASA, Teekay Corporation, Petrobras Transporte S.A., and Talisman Energy Inc. accounted for approximately 30%, 18%, 15% and 12% respectively, of consolidated revenues from continuing operations during 2009. StatoilHydro ASA, Teekay Corporation, Petrobras Transporte S.A., and Talisman Energy Inc accounted for approximately 33%, 19%, 12% and 10%, respectively, of consolidated revenues from continuing operations during 2008. Statoil ASA, Teekay Corporation, Petrobras Transporte S.A., and Talisman Energy Inc accounted for approximately 35%, 18%, 12% and 11%, respectively, of consolidated revenues from continuing operations during 2007. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods.
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
Because payments under our contracts of affreightment are based on the volume of oil transported and a portion of the payments under the Petrojarl Varg operations contract are based on the volume of oil produced, utilization of our shuttle tanker fleet, the success of our shuttle tanker business and the revenue from the Petrojarl Varg depends upon continued production from existing or new oil fields, which is beyond our control and generally declines naturally over time.
A majority of our shuttle tankers operate under contracts of affreightment. Payments under these contracts of affreightment are based upon the volume of oil transported, which depends upon the level of oil production at the fields we service under the contracts. Payments made to us under the Petrojarl Varg operations contract are partially based on an incentive component, which is determined by the volume of oil produced at the Varg field. Oil production levels are affected by several factors, all of which are beyond our control, including: geologic factors, including general declines in production that occur naturally over time; mechanical failure or operator error; the rate of technical developments in extracting oil and related infrastructure and implementation costs; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; strikes, employee lockouts or other labor unrest; and regulatory changes. In addition, the volume of oil produced may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills or otherwise.
The rate of oil production at fields we service may decline from existing or future levels. If such a reduction occurs, the spot market rates in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment. We may receive a reduced or no incentive payment under the Petrojarl Varg operations contract or Talisman Energy may terminate the Petrojarl Varg operations contract if the Varg field does not yield sufficient revenues. Low spot market rates for the shuttle tankers or any idle time prior to the commencement of a new contract or our inability to redeploy the Petrojarl Varg at an acceptable rate may have an adverse effect on our business and operating results.
The duration of many of our shuttle tanker, FSO and FPSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.
Many of our shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker, FSO and FPSO contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our cash flow and our ability to make cash distributions. FPSO units, in particular, are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. Talisman Energy might not extend the Petrojarl Varg operations contract beyond 2013, or may terminate the operations contract if the Varg field does not yield sufficient revenues. Oil production of the Varg field has declined in the past and may decline in the future. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.
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

•
the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise; and

•	a decrease in oil reserves in the Varg field and other fields in which the Petrojarl Varg might otherwise be deployed.
If operation of a vessel is not profitable, or if we cannot re-deploy a vessel at attractive rates upon termination of its contract, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Adverse effects upon the oil industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil will lessen dramatically over the short term, in the long term climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
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
Terrorist attacks, piracy and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.
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
Our shuttle tanker fleet and the Petrojarl Varg operate in the North Sea. Harsh weather conditions in this region (or other regions in which our vessels operate) may increase the risk of collisions, oil spills, or mechanical failures.
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
Shuttle tankers, FSO units and FPSO units are complex and their operation is technically challenging and we have not had experience operating FPSOs prior to our recent acquisition of the Petrojarl Varg. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and operating results.
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
Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. These costs have continued to increase to date in 2010, but to a lesser extent compared to 2009. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.
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

•	provide ship management services relating to owning, operating or chartering offshore vessels and related time charters and contracts of affreightment; or
•	own a limited partner interest in OPCO or own shares of Teekay Petrojarl AS (formally Petrojarl ASA and referred to herein as Petrojarl).
Teekay Corporation was also obligated to offer to us, prior to July 9, 2009, existing FPSO units of Petrojarl that were servicing contracts in excess of three years in length as of July 9, 2008, the date on which Teekay Corporation acquired 100% of Petrojarl. We agreed to waive Teekay Corporation’s obligation to offer the units to us by July 9, 2009 in exchange for the right to acquire the units at any time until July 9, 2010.
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
As at March 22, 2010, Teekay Corporation indirectly owns the 2.0% general partner interest and a 33.92% limited partner interest in us and owns and controls our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our general partner are directors or officers of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:
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

•
in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions (in each case to affiliates of Teekay Corporation);

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
A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for U.S. federal income tax purposes if at least 75.0 percent of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0 percent of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code) and a recent unofficial IRS pronouncement issued to provide guidance to IRS field employees and examiners, which cites the Tidewater decision favorably in support of the conclusion that income derived by foreign taxpayers from time chartering vessels engaged in the exploration for, or exploitation of, natural resources on the Outer Continental Shelf in the Gulf of Mexico is characterized as leasing or rental income for purposes of the income sourcing provisions of the Code. However, we believe that the nature of our time chartering activities, as well as our time charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year, U.S. unitholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. unitholders make certain elections available under the Code, such unitholders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common units, as if such distribution or gain had been recognized ratably over the unitholder’s holding period. Please read Item 10. “Additional Information—Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”
The preferential tax rates applicable to qualified dividend income are temporary, and the absence of legislation extending the term would cause our dividends to be taxed at ordinary graduated tax rates.
Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual unitholders (and certain other U.S. unitholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. taxpayers in tax years beginning after December 31, 2010 will be taxed at ordinary graduated tax rates. Please read Item 10. “Additional Information—Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions.”
We may be subject to taxes, which reduces our Cash Available for Distribution to you.
We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. Also, jurisdictions in which we or our subsidiaries are organized, own assets or have operations may change their tax laws, or we may enter into new business transactions relating to such jurisdictions, which could result in increased tax liability and reduce the amount of our cash available for distribution.
For example, as a result of an offering of our common units in 2008, Teekay Corporation indirectly owns less than 50.0% of our outstanding units and, depending upon the valuation of the general partner interest Teekay Corporation indirectly owns in us, may own 50.0% or less of the value of us. In the event Teekay Corporation does not indirectly own more than 50.0% of the value of our outstanding equity interests for more than half of the days in a given year, we generally will not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code for such year and our U.S. source income will be subject to taxation under Section 887 of the Code. The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control. Please read Item 4E. “Taxation of the Partnership—United States Taxation—The Section 883 Exemption”.
Item 4. Information on the Partnership
A. Overview, History and Development
Overview and History
We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We plan to leverage the expertise, relationships and reputation of Teekay Corporation and our controlled affiliates to pursue growth opportunities in this market. As of March 22, 2010, Teekay Corporation, which owns and controls our general partner, owned a 33.92% limited partner interest in us.
We currently own a 51% interest in Teekay Offshore Operating L.P. (or OPCO) and control its general partner; Teekay Corporation owns a 49% interest in OPCO. OPCO owns and operates the world’s largest fleet of shuttle tankers, in addition to floating storage and offtake (or FSO) units and double-hull conventional oil tankers. We acquired from Teekay Corporation an initial ownership interest in connection with our initial public offering in December 2006. In June 2008 we acquired from Teekay Corporation an additional 25% limited partner interest in OPCO.
In June 2008, we acquired directly from Teekay Corporation two conventional tanker units, the SPT Explorer and SPT Navigator, which operate under 10-year fixed-rate, time-charters to Skaugen Petro Trans Inc., Teekay Corporation’s 50%-owned joint venture (or Skaugen PetroTrans). In June 2008 we acquired from Teekay Corporation an additional 25% limited partner interest in OPCO.
On September 10, 2009, Teekay Offshore Partners directly acquired from Teekay Corporation a FPSO unit, the Petrojarl Varg, for a purchase price of $320 million. The Petrojarl Varg has operations and charter contracts with Talisman Energy Norge AS (or Talisman Energy). FPSO units receive and process oil offshore, in addition to providing storage and offloading capabilities.
As of March 1, 2010, our fleet consisted of:
•
Shuttle Tankers. Our shuttle tanker fleet consists of 34 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 34 shuttle tankers, 26 are owned by OPCO (including 5 through 50% owned subsidiaries, and 3 through a 67% owned subsidiary), 6 are chartered-in by OPCO and 2 are owned by us (including one through a 50% owned subsidiary). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. The average term of the contracts of affreightment, weighted based on projected revenues, is 5.05 years. The time charters and bareboat charters have an average remaining contract term of approximately 4.6 years. As of December 31, 2009, our shuttle tankers, which then had a total cargo capacity of approximately 4.3 million deadweight tonnes (or dwt), represented more than 50% of the total tonnage of the world shuttle tanker fleet.

•
Conventional Tankers. OPCO has a fleet of 11 Aframax conventional crude oil tankers, 9 of which operate under fixed-rate time charters with Teekay Corporation. The remaining 2 vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen Petro Trans Inc., Teekay Corporation’s 50%-owned joint venture (or Skaugen PetroTrans). The average remaining term on these contracts is approximately 5.2 years. As of December 31, 2009, our conventional tankers had a total cargo capacity of approximately 1.1 million dwt.

•
FSO Units. We have a fleet of five FSO units, four of which are owned by OPCO. All of the FSO units operate under fixed-rate contracts, with an average remaining term of approximately 2.7 years. As of December 31, 2009, our FSO units had a total cargo capacity of approximately 0.6 million dwt.

•
FPSO Unit. We have one FPSO unit, which operates under operations and charter contracts with Talisman Energy. We use the FPSO unit to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations.

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
Teekay Corporation has ordered four Aframax shuttle tanker newbuildings, which are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $480 million. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in these vessels within 365 days of their delivery, provided the vessels are servicing long-term time charter contracts or contracts of affreightment.
Teekay Corporation was also obligated to offer to us, prior to July 9, 2009, existing FPSO units of Teekay Petrojarl AS (or Teekay Petrojarl) that were servicing contracts in excess of three years in length as of July 9, 2008, the date on which Teekay Corporation acquired 100% of Teekay Petrojarl. We agreed to waive Teekay Corporation’s obligation to offer the units to us by July 9, 2009 in exchange for the right to acquire the units at any time until July 9, 2010. The purchase price for any such existing FPSO unit of Teekay Petrojarl would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the offshore vessel to us. Please see Item 7 — Major Unitholders and Related Party Transactions— Certain Relationships and Related Party Transactions.
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
As of December 31, 2009, there were approximately 75 vessels in the world shuttle tanker fleet (including newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Brazil, Canada, Russia, Australia and West Africa. As of December 31, 2009, we owned 27 shuttle tankers and chartered-in an additional 8 shuttle tankers. Other shuttle tanker owners include Knutsen OAS Shipping AS, JJ Ugland Group and Transpetro, which as of December 31, 2009 controlled small fleets of 3 to 15 shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.

The following tables provide additional information about our shuttle tankers as of March 1, 2010:

	Capacity			Position-	Operating			Remaining
Vessel	(dwt)	Built	Ownership	ing system	Region	Contract Type (1)	Charterer	Term

Navion Hispania	126,700	1999	100%	DP2	North Sea	CoA	Statoil, Chevron, Hess, Marathon Oil, ExxonMobil, ENI, MTDA, Draugen Transport, BP, ConocoPhillips, Shell, Total, Talisman, Nexen, DONG, Idemitsu and Lundin (6) Majority of volumes are life-of-field
Navion Oceania	126,300	1999	100%	DP2	North Sea	CoA
Navion Anglia	126,300	1999	100%	DP2	North Sea	CoA
Navion Scandia	126,700	1998	100%	DP2	North Sea	CoA
Navion Britannia (2)	124,200	1998	100%	DP2	North Sea	CoA
Navion Norvegia (2)	130,600	1995	67% (3)	DP	North Sea	CoA
Navion Europa (2)	130,300	1995	67% (3)	DP	North Sea	CoA
Randgrid (2)	124,500	1995	67% (3)	DP	North Sea	CoA
Navion Fennia (2)	95,200	1992	100%	DP	North Sea	CoA
Navion Oslo	100,300	2001	100%	DP2	North Sea	CoA
Navion Torinita	106,800	1992	100%	DP2	North Sea	CoA
Grena	148,000	2003	In-chartered (until 2013) (4)	DP2	North Sea	CoA
Sallie Knutsen	153,600	1999	In-chartered (until 2015)	DP2	North Sea	CoA
Karen Knutsen	153,600	1999	In-chartered (until 2013)	DP2	North Sea	CoA
Aberdeen	87,000	1996	In-chartered (until 2012)	DP	North Sea	CoA
Tordis Knutsen	123,800	1993	In-chartered (until 2010)	DP	North Sea	CoA
Navion Akarita	107,200	1991	Lease (until 2012) (5)	DP	North Sea	CoA
Stena Sirita	127,400	1999	50% (7)	DP2	North Sea	Time charter	ExxonMobil (8)	1.5 years
Navion Clipper	78,200	1993	100%	DP	Brazil	Time charter	Petrobras	0.5 year
Navion Marita	103,900	1999	100%	DP	Brazil	Time charter	Petrobras	0.2 year
Stena Natalita	108,000	2001	50% (7)	DP2	North Sea	Time charter	ExxonMobil (8)	3.0 years
Stena Alexita	127,400	1998	50% (7)	DP2	North Sea	Time charter	ExxonMobil (8)	3.0 years
Navion Svenita	106,500	1997	100%	DP	Brazil	Time charter	Petrobras	3.0 years
Navion Savonita	108,100	1992	100%	DP	Brazil	Time charter	Petrobras	0.2 year
Basker Spirit	97,000	1992	100%	DP	Australia	Time charter	RocOil (8)	0.5 year
Navion Stavanger	147,500	2003	100%	DP2	Brazil	Bareboat	Petrobras (9)	9 years
Nordic Spirit	151,300	2001	100%	DP	Brazil	Bareboat	Petrobras (9)	8 years
Stena Spirit	151,300	2001	50% (7)	DP	Brazil	Bareboat	Petrobras (9)	8 years
Nordic Brasilia	151,300	2004	100%	DP	Brazil	Bareboat	Petrobras (9)	8 years
Nordic Rio	151,300	2004	50% (7)	DP	Brazil	Bareboat	Petrobras (9)	8 years
Navion Bergen	105,600	2000	100%	DP2	Brazil	Bareboat	Petrobras (9)	11 years
Navion Gothenburg	152,200	2006	50% (7)	DP2	Brazil	Bareboat	Petrobras (9)	10.5 years
Petroatlantic	92,900	2003	100%	DP2	North Sea	Bareboat	Petrojarl/BP (9)	2 years (10)
Petronordic	92,900	2002	100%	DP2	North Sea	Bareboat	Petrojarl/BP (9)	1.5 years (10)

Total capacity	4,143,900

(1)	“CoA” refers to contracts of affreightment.

(2)	The vessel is capable of loading from a submerged turret loading buoy.

(3)
Owned through a 67% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions. Teekay Corporation subsidiaries provide operational services for these vessels.

(4)	OPCO has options to extend the time charter or purchase the vessel.

(5)	OPCO has options to extend the bareboat lease.

(6)	Not all of the contracts of affreightment customers utilize every ship in the contract of affreightment fleet.

(7)
Owned through a 50% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions. Teekay Corporation subsidiaries provide operational services for these vessels.

(8)	Charterer has an option to extend the time charter.

(9)	Charterer has the right to purchase the vessel at end of the bareboat charter.

(10)	Remaining term includes option exercised by charterer on March 17, 2010, to extend term by one year.
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
During 2009, approximately 63% of our net revenues were earned by the vessels in the shuttle tanker segment, compared to approximately 65% in 2008 and 66% in 2007. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
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
The majority of crude oil tankers ranges in size from approximately 80,000 to approximately 320,000 dwt. Aframax tankers are the mid-size of the various primary oil tanker types, typically sized from 80,000 to 119,999 dwt. As of December 31, 2009, the world Aframax tanker fleet consisted of approximately 822 vessels, of which 620 crude tankers and 202 coated tankers are termed conventional tankers. As of December 31, 2009, there were approximately 151 conventional Aframax newbuildings on order for delivery through 2014. Delivery of a vessel typically occurs within two to three years after ordering.
As of December 31, 2009, our Aframax conventional crude oil tankers had an average age of approximately 11 years, compared to the average age of 8.2 years for the world Aframax conventional tanker fleet. New Aframax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require the phase-out of double-hulled vessels by 25 years. All of our Aframax tankers are double-hulled.
We do not expect to compete for deployment of any of our Aframax vessels until the first charter is scheduled to end in December 2011. The shuttle tankers in OPCO’s contract of affreightment fleet may operate in the conventional spot market during downtime or maintenance periods for oil field installations or otherwise, which provides greater capacity utilization for the fleet.
The following table provides additional information about our conventional tankers as of March 1, 2010:

				Contract
Vessel	Capacity (dwt)	Built	Ownership	Type	Charterer	Remaining Term
SPT Explorer (1)	106,000	2008	100%	Bareboat	Skaugen PT	9 years
SPT Navigator (1)	106,000	2008	100%	Bareboat	Skaugen PT	9 years
Kilimanjaro Spirit (2)	115,000	2004	100%	Time charter	Teekay	9 years
Fuji Spirit (2)	106,300	2003	100%	Time charter	Teekay	9 years
Hamane Spirit (2)	105,200	1997	100%	Time charter	Teekay	6 years
Poul Spirit (2)	105,300	1995	100%	Time charter	Teekay	4 years
Gotland Spirit (2)	95,300	1995	100%	Time charter	Teekay	4 years
Torben Spirit (2)	98,600	1994	100%	Time charter	Teekay	3 years
Scotia Spirit (3)	95,000	1992	100%	Time charter	Teekay	2 years
Leyte Spirit (2)	98,700	1992	100%	Time charter	Teekay	2 years
Luzon Spirit (2)	98,600	1992	100%	Time charter	Teekay	2 years

Total capacity	1,130,000

(1)	Charterer has options to extend each bareboat charter for periods of two years, two years and one year for a total of five years after the initial term.

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
During 2009, approximately 14% of our net revenues were earned by the vessels in the conventional tanker segment, compared to approximately 13% in 2008 and 14% in 2007. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.

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
As of December 31, 2009, there were approximately 90 FSO units operating and 5 FSO units on order in the world fleet, and we had 5 FSO units. The major markets for FSO units are Asia, the Middle East, West Africa, South America and the North Sea. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.
The following table provides additional information about our FSO units as of March 1, 2010:

	Capacity			Field name and			Remaining
Vessel	(dwt)	Built	Ownership	location	Contract Type	Charterer	Term
Pattani Spirit	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay	4 years (1)
Apollo Spirit	129,000	1978	89%	Banff, U.K.	Bareboat	Teekay	4 years (2)
Navion Saga	149,000	1991	100%	Volve, Norway	Time charter	Statoil ASA	0.5 years (3)
Karratha Spirit	106,600	1988	100%	Legendre, Australia	Time charter	Apache	1 year (3)
Dampier Spirit	106,700	1987	100%	Stag, Australia	Time charter	Apache	4 years (3)

Total capacity	605,100

(1)	This vessel is on a back-to-back charter between Teekay and Unocol for a remaining term of four years.

(2)
Charterer is required to charter the vessel for as long as a specified FPSO unit, the Petrojarl Banff, produces the Banff field in the North Sea, which could extend to 2014 depending on the field operator.

(3)	Charterer has option to extend the time charter after the initial fixed period.
During 2009, approximately 9% of our net revenues were earned by the vessels in the FSO segment, compared to 9% in 2008 and 8% in 2007. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
FPSO Segment
FPSO units are offshore production facilities that are typically ship-shaped and store processed crude oil in tanks located in the hull of the vessel. FPSO units are typically used as production facilities to develop marginal oil fields or deepwater areas remote from existing pipeline infrastructure. Of four major types of floating production systems, FPSO units are the most common type. Typically, the other types of floating production systems do not have significant storage and need to be connected into a pipeline system or use an FSO unit for storage. FPSO units are less weight-sensitive than other types of floating production systems and their extensive deck area provides flexibility in process plant layouts. In addition, the ability to utilize surplus or aging tanker hulls for conversion to an FPSO unit provides a relatively inexpensive solution compared to the new construction of other floating production systems. A majority of the cost of an FPSO comes from its top-side production equipment and thus FPSO units are expensive relative to conventional tankers. An FPSO unit carries on-board all the necessary production and processing facilities normally associated with a fixed production platform. As the name suggests, FPSOs are not fixed permanently to the seabed but are designed to be moored at one location for long periods of time. In a typical FPSO unit installation, the untreated wellstream is brought to the surface via subsea equipment on the sea floor that is connected to the FPSO unit by flexible flow lines called risers. The risers carry oil, gas and water from the ocean floor to the vessel, which processes it onboard. The resulting crude oil is stored in the hull of the vessel and subsequently transferred to tankers either via a buoy or tandem loading system for transport to shore.
Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 2009 there were approximately 159 FPSO units operating and 31 FPSO units on order in the world fleet. At December 31, 2009, we owned one FPSO unit. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. The major independent FPSO contractors are SBM Offshore, Modec, Prosafe, BW Offshore, Sevan Marine, Bluewater and Maersk.
During 2009, approximately 14% of our net revenues were earned by our FPSO unit, the Petrojarl Varg, compared to approximately 13% in 2008 and 13% in 2007 (including the results of the dropdown predecessor). Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.

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

•
Pursue opportunities in the FPSO sector. We believe that Teekay Corporation’s ownership of Teekay Petrojarl will enable us to competitively pursue FPSO projects anywhere in the world by combining Teekay Petrojarl’s engineering and operational expertise with Teekay Corporation’s global marketing organization and extensive customer and shipyard relationships.

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

Customers
We provide marine transportation and storage services to energy and oil service companies or their affiliates. Our most important customer measured by annual revenue excluding Teekay Corporation, is Statoil ASA, which is Norway’s largest energy company and one of the world’s largest producers of crude oil. Statoil ASA created the shuttle tanker industry beginning in the late 1970s and developed the current operating model in the North Sea. Statoil ASA chose Teekay Corporation to purchase its shuttle tanker operations in 2003, and we continue to have a close working relationship with Statoil ASA.
Statoil ASA, Teekay Corporation, Petrobras Transporte S.A., and Talisman Energy Inc. accounted for approximately 30%, 18%, 15% and 12% respectively, of our consolidated revenues during the year ended December 31, 2009. Statoil ASA, Teekay Corporation, Petrobras Transporte S.A., and Talisman Energy Inc accounted for approximately 33%, 19%, 12% and 10%, and 35%, 18%, 12% and 11% respectively, of our consolidated revenues during 2008 and 2007 respectively.
Safety, Management of Ship Operations and Administration
Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels. In 2007, Teekay Corporation introduced a behavior-based safety program called “Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, we introduced the Quality Assurance and Training Officers (or QATO) Program to conduct rigorous internal audits of our processes and provide our seafarers with onboard training.
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
Teekay Corporation provides, through certain of its subsidiaries, expertise in various functions critical to the operations of our operating subsidiaries. We believe this arrangement affords a safe, efficient and cost-effective operation. Teekay Corporation subsidiaries also provide to us access to human resources, financial and other administrative functions pursuant to administrative services agreements.
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
Classification, Audits and Inspections
The hull and machinery of all of our vessels have been “classed” by one of the major classification societies: Det Norske Veritas, Lloyd’s Register of Shipping, or American Bureau of Shipping. In addition, the processing facilities of our FPSOs are “classed” by Det Norske Veritas. The classification society certifies that the vessel has been built and maintained in accordance with the rules of that classification society. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an Intermediate Survey) and the fifth annual inspection being the most comprehensive survey (a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel in addition to a more detailed inspection of hull and machinery. Many of our vessels have qualified with their respective classification societies for drydocking every five years in connection with the Special Survey and are no longer subject to drydocking at Intermediate Surveys. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel hull and to mark the hull to facilitate underwater inspections by divers.
The vessel’s flag state, or the vessel’s classification society if nominated by the flag state, also inspect our vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory. Port state authorities, such as the U.S. Coast Guard and the Australian Maritime Safety Authority, also inspect our vessels when they visit their ports. Many of our customers also regularly inspect our vessels as a condition to chartering.
We believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.
Our vessels are also regularly inspected by our seafaring staff which performs much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All action plans are monitored until they are completed. The objectives of these inspections are to ensure:
•	adherence to our operating standards;
•	the structural integrity of the vessel is being maintained;
•	machinery and equipment is being maintained to give full reliability in service;

•	we are optimizing performance in terms of speed and fuel consumption; and
•	the vessel’s appearance will support our brand and meet customer expectations.
To achieve the vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” we developed. This system is designed to closely monitor the condition of our vessels and to ensure that structural strength and integrity are maintained throughout a vessel’s life.
We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the oil tanker markets and will accelerate the scrapping of older vessels throughout these markets.
Regulations
General
Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.
International Maritime Organization (or IMO)
The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.
Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g. crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code, and the International Convention on Load Lines of 1966. The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning (DP) systems, which would apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.
SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the specific requirements for shuttle tankers, FSO units and FPSO units under the NPD (Norway) and HSE (United Kingdom) regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.
The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.
Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or Annex VI) became effective on May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI came into force in the United States on January 8, 2009. We operate our vessels in compliance with Annex VI.
In addition, the IMO has proposed that all tankers of the size we operate that are built starting in 2012 contain ballast water treatment systems, and that all other such tankers install treatment systems by 2016. When this regulation becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.
European Union (or EU)
Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled.

The EU has also adopted legislation that: bans manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities after July 2003) from European waters; creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The EU is also considering the adoption of criminal sanctions for certain pollution events, including improper cleaning of tanks.
The EU Directive 33/2005 (or the Directive) came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulphur content below 0.1% while berthed or anchored in an EU port. Currently, the only grade of fuel meeting this low sulphur content requirement is low sulphur marine gas oil (or LSMGO). Certain modifications are necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). The cost of such modifications will increase the capital expenditures of the relevant vessels in our fleet, which we estimate will total approximately $5.3 million. In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. Given that the manufacturers of the equipment necessary to modify the vessels have not been able to supply parts and modification kits, the EU has issued a recommendation that member states adopt a phase in period for the first eight months of 2010 for vessel owners that have demonstrated actions to comply with the Directive. However, certain EU countries, including Sweden and Italy, are required under their national laws to either ban or impose fines on non-compliant vessels. We expect all vessels in our fleet trading to the EU will become compliant within the first eight months of 2010.
North Sea
Our shuttle tankers primarily operate in the North Sea. In addition to the regulations imposed by the IMO and EU, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas, including HSE in the United Kingdom and NPD in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on the shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea. In Brazil, Petrobras serves in a regulatory capacity, and has adopted standards similar to those in the North Sea.
In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (or VOC equipment) on most shuttle tankers serving the Norwegian continental shelf. Oil companies bear the cost to install and operate the VOC equipment onboard the shuttle tankers.
United States
The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.
Under OPA 90, vessel owners, operators and bareboat charters are “responsible parties” and are jointly, severally and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:
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
OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations. We currently maintain for each of our vessel’s pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.
Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our existing tankers are double-hulled.

OPA 90 also requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or Coast Guard) evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the United States in the future, we expect to provide guaranties through self-insurance or obtain guaranties from third-party insurers.
OPA 90 and CERCLA permit individual U.S. states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, such as California, Washington and Alaska require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.
Owners or operators of tankers operating in U.S. waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:
•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;
•	describe crew training and drills; and
•	identify a qualified individual with full authority to implement removal actions.
We have filed vessel response plans with the Coast Guard and have received its approval of such plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.
OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. The application of this doctrine varies by jurisdiction.
The United States Clean Water Act also prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above.
Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of best management practices, reporting, inspections and other requirements. The Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. We believe that the EPA may add requirements related to ballast water treatment technology to the Vessel General Permit requirements between 2012 and 2016 to correspond with the IMO’s adoption of similar requirements as discussed above.
Since 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. These cases have not yet been resolved.
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification by the Coast Guard of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA.

C. Organizational Structure
Our sole general partner is Teekay Offshore GP L.L.C., which is a wholly-owned indirect subsidiary of Teekay Corporation. Teekay Corporation also controls its public subsidiaries Teekay LNG Partners L.P. (NYSE: TGP) and Teekay Tankers Ltd. (NYSE: TNK).
Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2009.
D. Properties
Other than our vessels and VOC plants mentioned above, we do not have any material property.
E. Taxation of the Partnership
United States Taxation
The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations.
Election to be Taxed as a Corporation. We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.
Taxation of Operating Income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter or bareboat charter income.
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
A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it satisfies the following three requirements:
(i) it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption),
(ii) it satisfies one of the following three ownership tests: (a) the Qualified Shareholder Test, (b) the Controlled Foreign Corporation test, or (c) the Publicly Traded Test; and
(iii) it meets certain substantiation, reporting and other requirements.
We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Therefore we meet the first requirement for the Section 883 Exemption. We expect that we will satisfy the substantiation, reporting and other requirements and therefore meet the third requirement for the Section 883 Exemption. With respect to the second requirement, we do not believe that we met the Controlled Foreign Corporation test or the Publicly Traded test in 2009 and we do not expect to meet these tests in 2010 or subsequent years. As a result, our ability to qualify for the Section 883 Exemption depends on our ability to satisfy the Qualified Shareholder Test.
With respect to the Qualified Shareholder test, we believe that Teekay Corporation owned more than 50.0% of the value of our outstanding equity interests for more than half of the number of days during 2009. As such, we believe that we satisfied the Qualified Shareholder test for 2009 and the U.S. Source International Transportation Income we earned in 2009 was exempt from U.S. federal income taxation by reason of the Section 883 Exemption. Teekay Corporation, however, now owns less than 50.0% of the value of our outstanding equity interests. As such, we expect that for 2010 and all succeeding years, we will not satisfy the Qualified Shareholder test and therefore we will not qualify for the Section 883 Exemption and our U.S. Source International Transportation Income will not be exempt from U.S. federal income taxation.

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
Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35.0%). In addition, if we earn income that is treated as Effectively Connected Income, a 30.0% branch profits tax imposed under Section 884 of the Code generally would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.
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
The 4.0% Gross Basis Tax. For any year for which the Section 883 Exemption does not apply and the net basis tax and branch profits tax does not apply, we will be subject to a 4.0% U.S. federal income tax on U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2010, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income will be less than $500,000 based on the amount of U.S. Source International Transportation Income we earned for 2009. The amount of such tax for which we are liable for any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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
Other Taxation
We and our subsidiaries are subject to taxation in certain non- U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read Item 18 — Financial Statements: Note 13 — Income Taxes.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
OVERVIEW
We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. Our principal asset is a 51% controlling interest in Teekay Offshore Operating L.P. (or OPCO), which operates a substantial majority of our shuttle tankers and floating storage and offtake (or FSO) units and all of our conventional crude oil tankers. In addition, we have direct ownership interests in two shuttle tankers, one FSO unit and one floating production, storage and offloading (or FPSO) unit. Our growth strategy focuses on expanding our fleet of shuttle tankers and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring FPSO units, which produce and process oil offshore in addition to providing storage and offloading capabilities. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow.

SIGNIFICANT DEVELOPMENTS
On August 4, 2009, we completed a follow-on public offering of 6.5 million common units at a price of $14.32 per unit, for gross proceeds of $95.0 million (including the general partner’s $1.9 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 975,000 units on August 4, 2009, providing additional gross proceeds of $14.2 million (including the general partner’s $0.3 million proportionate capital contribution). We used the total net proceeds from the offering to reduce amounts outstanding under one of our revolving credit facilities.
On September 10, 2009, Teekay Offshore Partners directly acquired from Teekay Corporation a FPSO unit, the Petrojarl Varg, for a purchase price of $320 million. The Petrojarl Varg has operations and charter contracts with Talisman Energy Norge AS (or Talisman Energy). FPSO units receive and process oil offshore, in addition to providing storage and offloading capabilities. The purchase was initially financed through $220 million of vendor financing by Teekay Corporation, with the remainder financed from existing debt facilities.
In November 2009, we repaid $160 million of the Teekay Corporation vendor financing when we entered into a new $260 million revolving credit facility with a syndicate of banks. The new $260 million revolving credit facility is primarily secured by the Petrojarl Varg and an assignment of earnings from its contracts with Talisman Energy. With the completion of the $260 million revolving credit facility, our liquidity increased by approximately $100 million. The remaining $60 million of the Teekay Corporation vendor financing consisted of an unsecured subordinated debt facility with a maximum term of five years, and interest of 10% per annum. We have subsequently repaid the $60 million debt facility.
The Petrojarl Varg operates on the Varg oil field in the North Sea, where it has been operating for over ten years. The operations and charter contracts with Talisman Energy terminate on June 30, 2013, and Talisman Energy has three options to extend the contracts for three years per option (up to an additional nine years total). Under the operations contract, we are responsible for the daily operation of the Varg oil field, including oil production and discharge, gas and water injection, and controlling and disposing of any pollutant or waste material that is discharged from the FPSO. We are also responsible for maintaining the Petrojarl Varg and its machinery and equipment, including repairing and replacing equipment as needed, and complying with environmental laws related to the Petrojarl Varg’s operations.
The contracts are comprised of a daily base fixed rate and an additional daily payment based on certain incentive arrangements. The fixed rate is paid partially in U.S. dollars and partially in Norwegian Kroner. The Norwegian Kroner amount will be adjusted annually to correspond to increases in crew wages and other operating costs. The incentive arrangement, paid in U.S. dollars, is based on the operational performance of the FPSO, including meeting oil production targets and water injection utilization goals, and eliminating the flaring of gas by-products. There is potential for additional incentive payments if nearby oil fields become operational and are serviced by the Petrojarl Varg. Generally, we are not reimbursed for any costs or expenses associated with, or the maintenance or repair of, the Petrojarl Varg.
Before June 30, 2013, Talisman Energy has the option to terminate the contracts with twelve months written notice if the operating costs of Petrojarl Varg exceed the revenues from its oil production in any month. If Talisman Energy does not exercise its three-year options to extend the contracts, then either party may terminate with 12 months notice. In addition, Talisman Energy has the option to suspend our performance under the contracts. During a period of suspension, Talisman Energy must cover certain of our expenses. If work is not resumed after 180 days, then Talisman must make payments to us under the contracts as if they had not been suspended and terminated. Either party may suspend operations under the contracts during the period of a force majeure event. In this case, Talisman Energy may pay us a reduced fee during the period of the event.
On March 22, 2010, we completed a public offering of 4.4 million common units at a price of $19.48 per unit, for gross proceeds of $87.5 million (including the general partner’s $1.7 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 660,000 units on March 22, 2010, providing additional gross proceeds of $13.1 million (including the general partner’s $0.3 million proportionate capital contribution). We used the total net proceeds from the offering to repay the remaining $60.0 million of the Teekay Corporation vendor financing from the acquisition of the Petrojarl Varg and to finance a portion of the acquisition of the Falcon Spirit, a FSO unit, from Teekay Corporation for $43.4 million, which occurred on April 1, 2010. The Falcon Spirit is chartered to Occidental Qatar Energy Company LLC, a subsidiary of Occidental Petroleum of Qatar Ltd., on a fixed-rate time charter contract for 7.5 years (beginning December 2009) with an option for the charterer to extend the contract for an additional 1.5 years. The Falcon Spirit is a conversion of a double-hull shuttle tanker built in 1986 and it began servicing the Al Rayyan oil field off the coast of Qatar in December 2009.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer us its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. We also may acquire additional limited partner interests in OPCO or other vessels that Teekay Corporation may offer us from time to time in the future.
Teekay Corporation was also obligated to offer to us, prior to July 9, 2009, existing FPSO units of Teekay Petrojarl that were servicing contracts in excess of three years in length as of July 9, 2008, the date on which Teekay Corporation acquired 100% of Teekay Petrojarl. We agreed to waive Teekay Corporation’s obligation to offer these FPSO units to us by July 9, 2009 in exchange for the right to acquire these units at any time until July 9, 2010. The purchase price for any such existing FPSO units of Teekay Petrojarl would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the offshore vessels to us.
In addition, Teekay Corporation has ordered four Aframax shuttle tanker newbuildings, which are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $480 million. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in these vessels within 365 days of their delivery, provided the vessels are servicing long-term time charter contracts or contracts of affreightment.
Please see Item 7 — Major Unitholders and Related Party Transactions — Certain Relationships and Related Party Transactions.

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
Revenues. Revenues primarily include revenues from contracts of affreightment, time charters, bareboat charters, voyage charters and FPSO service contracts. Revenues are affected by hire rates and the number of days a vessel operates and the daily production volume on FPSO units. Revenues are also affected by the mix of business between contracts of affreightment, time charters, bareboat charters and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.
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
Net Revenues. Net revenues represent revenues less voyage expenses incurred by us. Because the amount of voyage expenses we incur for a particular charter depends upon the type of charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).
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
Income from Vessel Operations. To assist us in evaluating operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, realized and unrealized gains (losses) on non-designated derivative instruments, foreign currency exchange gains and losses and other income and losses.
Drydocking. We must periodically drydock our shuttle tankers and conventional oil tankers for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. We may drydock FSO units if we desire to qualify them for shipping classification. We expense annual class survey costs for our FPSO units as incurred. Generally, each shuttle tanker and conventional oil tanker is drydocked every two and a half to five years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking over the estimated useful life of the drydock. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Depreciation and amortization expense typically consists of:
•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels;
•	charges related to the amortization of drydocking expenditures over the estimated useful life of the drydocking; and
•
charges related to the amortization of the fair value of contracts of affreightment where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period in which the asset is expected to contribute to future cash flows.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net revenues between periods.
Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. We use calendar-ship-days primarily to highlight changes in vessel operating expenses, time charter hire expense and depreciation and amortization. Calendar-ship days are based on our and OPCO’s owned and chartered-in fleet, including vessels owned by our 50% owned subsidiaries.
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
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In July 2007, we acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, we acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. In June 2008, we acquired from Teekay Corporation its interests in two 2008-built Aframax lightering tankers, the SPT Explorer and the SPT Navigator. This acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under the 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years). In September 2009, we acquired the Petrojarl Varg FPSO unit, together with its operations and charter contracts.

These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect these vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on October 1, 2006 (Petrojarl Varg), April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg), March 15, 1998 (Dampier Spirit), January 7, 2008 (SPT Explorer) and March 28, 2008 (SPT Navigator). Please read Note 1 to our consolidated financial statements included in this Annual Report.
•
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our vessel operating costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2007, 2008, and to a lesser degree in 2009. We expect the trend of significant crew compensation increases to abate in the short term. However this could change if market conditions adjust. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. We have taken various measures throughout 2009 in an effort to reduce costs, improve operational efficiencies, and mitigate the impact of inflation and price increases and will continue this effort during 2010.

•
Our financial results of operations are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes are revalued and reported based on the prevailing exchange rate at the end of the period. OPCO has entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Beginning in 2009, payments under the service agreements have been adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.

•
Our net income is affected by fluctuations in the fair value of our derivatives. Our interest rate swaps and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of income (loss) as unrealized gains or losses on non-designated derivatives. The changes in fair value do not affect our cash flows, liquidity or cash distributions to partners.

•
Our operations are seasonal and our financial results vary as a consequence of drydockings. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and thus, transportation requirements. In addition, we generally do not earn revenue when our vessels are in scheduled and unscheduled drydocking. During 2009, eleven of our vessels completed their scheduled drydockings. Eleven vessels are scheduled for drydocking in 2010. From time to time, unscheduled drydockings may cause additional fluctuations in our financial results.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the conventional tanker segment, the FSO segment and the FPSO segment.
Results of Operations
Year Ended December 31, 2009 versus Year Ended December 31, 2008
Shuttle Tanker Segment
As at December 31, 2009 our shuttle tanker fleet consisted of 35 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 35 shuttle tankers, 25 are owned by OPCO (including 5 through 50% owned subsidiaries), 8 are chartered-in by OPCO and 2 are owned by us (including one through a 50% owned subsidiary). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time where spot rates during 2009 have experienced significant declines compared to 2008 as a result of the contraction in the global economy.
The following table presents our shuttle tanker segment’s operating results for the years ended December 31, 2009 and 2008, and compares its net revenues (which is a non-GAAP financial measure) for the years ended December 31, 2009 and 2008 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	534,464	650,896	(17.9)
Voyage expenses	85,197	169,578	(49.8)

Net revenues	449,267	481,318	(6.7)
Vessel operating expenses	140,751	130,033	8.2
Time-charter hire expense	117,202	132,234	(11.4)
Depreciation and amortization	98,013	91,846	6.7
General and administrative (1)	43,808	50,102	(12.6)
Restructuring charges	4,734	—	100.00

Income from vessel operations	44,759	77,103	(41.9)

Calendar-Ship-Days
Owned Vessels	9,855	9,765	0.9
Chartered-in Vessels	3,262	3,624	(10.0)

Total	13,117	13,389	(2.0)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
The average size of our chartered-in shuttle tanker fleet decreased in 2009 compared to 2008, primarily due to:
•	the redelivery of two chartered-in vessels back to their owners in June 2008 and May 2009, respectively;
•	reduced spot chartered-in vessels compared to 2008; and
•	the purchase of an in-chartered shuttle tanker in late March 2008 (or the 2008 Shuttle Tanker Acquisition);
partially offset by
•	the in-chartering of one vessel from December 2008 to June 2009.
Net Revenues. Net revenues decreased for 2009 from 2008, primarily due to:
•
a decrease of $54.9 million due to fewer revenue days from shuttle tankers servicing contracts of affreightment and from trading in the conventional spot market, as well as lower spot rates earned in the conventional spot market, compared to 2008;

•	a decrease of $1.8 million from the recovery of certain Norwegian environmental taxes from our customers, compared to 2008; and
•	a decrease of $1.5 million due to declining oil production at mature oil fields in the North Sea that are serviced by certain shuttle tankers on contracts of affreightment;

partially offset by
•	an increase of $8.4 million for 2009 due to rate increases on certain contracts of affreightment, partially offset by rate decreases in certain time-charter and bareboat contracts;
•	an increase of $5.7 million due to a new time-charter agreement that began in December 2008;
•
an increase of $5.0 million due to lower bunker prices in 2009 as compared to 2008, partially offset by an increase in non-reimbursable bunker costs resulting primarily from increased idle days in 2009, as compared to 2008;

•
an increase of $3.5 million due to a decrease in the number of offhire days resulting from scheduled drydockings primarily in the time-chartered fleet, and from fewer unexpected repairs compared to the same periods last year; and

•	an increase of $3.5 million due to a decrease in customer performance claims under the terms of charter party agreements.
Vessel Operating Expenses. Vessel operating expenses increased for 2009 from 2008, primarily due to:
•
an increase of $7.8 million relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes;

•	an increase of $3.9 million due to an increase in the number of vessels drydocked primarily in the contract of affreightment fleet, and costs related to services, spares and consumables during 2009;
•	an increase of $3.3 million due to the 2008 Shuttle Tanker Acquisition and the in-chartering of one vessel from December 2008 to June 2009;
partially offset by
•	a decrease of $2.9 million in repairs performed for certain vessels in 2009 as compared to last year;
•	a decrease of $1.1 million primarily due to a reduction in projects (mainly relating to equipment upgrades and enhancements) during 2009 as compared to last year; and
•	a decrease of $ 0.8 million in crew and manning costs as compared to last year, resulting primarily from cost savings initiatives that began in 2009.
Time-Charter Hire Expense. Time-charter hire expense decreased for 2009 from 2008, primarily due to:
•	a decrease of $11.8 million due to increased drydocking and offhire of chartered-in vessels and a reduction in spot chartered-in vessels during 2009;
•	a decrease of $2.2 million due to the 2008 Shuttle Tanker Acquisition; and
•
a net decrease of $2.1 million primarily due to the redelivery of three chartered-in vessels to their owners in June 2008, May 2009 and November 2009, partially offset by one vessel chartered-in from December 2008 to June 2009.

Depreciation and Amortization. Depreciation and amortization expense increased for 2009 from 2008, primarily due to:
•	an increase of $3.7 million due to changes in the estimated useful lives of two of our vessels;
•	an increase of $2.5 million due to increased drydocking during 2009; and
•	an increase of $0.4 million due to the 2008 Shuttle Tanker Acquisition;
partially offset by
•	a decrease of $1.0 million in the amortization of our intangible assets.
Restructuring Charge. Restructuring charge was $4.7 million for the year ended December 31, 2009, resulting from the reflagging of seven of our vessels from Norwegian flag to Bahamian flag and a change in the nationality mix of our crews. Under this plan, we expect to record and pay restructuring charges of approximately $4.8 million in total. We expect the restructuring will result in a reduction in future crewing costs for these vessels.
Conventional Tanker Segment
OPCO owns 11 Aframax conventional crude oil tankers, nine of which operate under fixed-rate time charters with Teekay Corporation. The remaining two vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50%-owned joint venture.

The following table presents our conventional tanker segment’s operating results for the years ended December 31, 2009 and 2008, and compares its net revenues (which is a non-GAAP financial measure) for the years ended December 31, 2009 and 2008 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our conventional tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	124,659	153,200	(18.6)
Voyage expenses	24,494	53,722	(54.4)

Net revenues	100,165	99,478	0.7
Vessel operating expenses	23,503	25,156	(6.6)
Depreciation and amortization	24,042	22,901	5.0
General and administrative (1)	5,396	8,674	(37.8)
Restructuring charges	274	—	—

Income from vessel operations	46,950	42,747	9.8

Calendar-Ship-Days
Owned Vessels	4,015	3,931	2.1

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
The average size of the conventional crude oil tanker fleet increased slightly for 2009 compared to 2008, primarily due to:
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

Net Revenues. Net revenues increased slightly for 2009 compared to 2008, primarily due to:
•	an increase of $1.4 million due to the 2008 Conventional Tanker Acquisitions (including the impact of the Dropdown Predecessor); and
•	an increase of $0.7 million due to less off-hire days for scheduled drydocking partially offset by a decrease in calendar days in 2009;
partially offset by
•	a decrease of $0.8 million in net bunker revenues due to a general decrease in bunker index prices; and
•	a decrease of $0.8 million due to a net decrease in daily hire rates for all nine time-charter contracts with Teekay Corporation.
Vessel Operating Expenses. Vessel operating expenses decreased for 2009 from 2008, primarily due to:
•	a decrease of $1.5 million in cost of services, spares and consumables; and
•	a decrease of $0.4 million in crew and manning costs during 2009;
partially offset by
•	an increase of $0.5 million due to increased repairs for certain vessels during 2009.
Depreciation and Amortization. Depreciation and amortization expense increased for 2009 from 2008, primarily due to:
•	an increase of $0.9 million due to an increase in capitalized drydock costs in the latter half of 2008 and during 2009; and
•	an increase of $0.4 million due to the 2008 Conventional Tanker Acquisitions (including the impact of the Dropdown Predecessor).
FSO Segment
Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. Of the five FSO units, four are owned by OPCO and one is owned by us. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in a significant decrease in our revenues and a decrease in vessel operating expenses.

The following table presents our FSO segment’s operating results for the years ended December 31, 2009 and 2008, and compares its net revenues (which is a non-GAAP financial measure) for the years ended December 31, 2009 and 2008 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	62,706	68,396	(8.3)
Voyage expenses	1,335	1,729	(22.8)

Net revenues	61,371	66,667	(7.9)
Vessel operating expenses	26,569	26,845	(1.0)
Depreciation and amortization	21,763	23,690	(8.1)
General and administrative (1)	3,097	3,560	(13.0)

Income from vessel operations	9,942	12,572	(20.9)

Calendar-Ship-Days
Owned Vessels	1,825	1,830	(0.3)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
Net Revenues. Net revenues decreased during for 2009 from 2008, primarily due to:
•	a decrease of $2.9 million due to unfavorable exchange rates; and
•	a decrease of $2.5 million from the Navion Saga being offhire for 43 days in 2009 due to a scheduled drydock;
partially offset by
•	an increase of $0.8 million due to a decrease in bunker costs during 2009.
FPSO Segment
Our FPSO fleet began as a result of our acquisition of the Petrojarl Varg and consists of this one owned vessel that operates under operations and charter contracts. We use the FPSO unit to provide transportation, production, processing and storage services to Talisman Energy’s offshore oil field installations. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.
The following table presents our FPSO segment’s operating results for the years ended December 31, 2009 and 2008 and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	100,027	96,416	3.7
Vessel operating expenses	42,438	42,201	0.6
Depreciation and amortization	22,532	20,096	12.1
General and administrative (1)	5,715	7,183	(20.4)
Goodwill impairment charge	—	127,403	(100.0)

Income (loss) from vessel operations	29,342	(100,467)	(129.2)

Calendar-Ship-Days
Owned Vessels	365	366	(0.3)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
The FPSO unit, the Petrojarl Varg, was acquired from Teekay Corporation in September 2009. However, as a result of the inclusion of the Dropdown Predecessor, the Petrojarl Varg has been included for accounting purposes in our results as if it was acquired on October 1, 2006, when Teekay Corporation acquired its initial 65% interest in the Petrojarl Varg. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above.
Revenues. Revenues increased during 2009 from 2008, primarily due to:
•	an increase of $5.7 million during 2009 as the Petrojarl Varg commenced a new four-year contract extension with Talisman Energy beginning in the third quarter of 2009;
partially offset by
•	a decrease of $2.0 million for 2009 as a result of decreases in miscellaneous service revenues as compared to the previous year.
Depreciation and Amortization. Depreciation and amortization expense increased for 2009 compared to 2008, primarily as a result of Teekay Corporation’s acquisition of the remaining 35% interest in the Petrojarl Varg on June 30, 2008.

Goodwill impairment charge. There was no goodwill impairment charge in 2009. In the prior year, Teekay Corporation concluded that the carrying value exceeded the fair value of goodwill in the FPSO segment as of December 31, 2008, and as a result an impairment loss was recognized in its consolidated statements of income (loss). The portion of the impairment loss allocated to the Petrojarl Varg Dropdown Predecessor was $127.4 million, which was included in our consolidated statements of income (loss) as an impairment loss. Please read Item 18 — Financial Statements: Note 4 — Goodwill and Intangible Assets.
Other Operating Results
General and Administrative Expenses. General and administrative expenses have decreased to $58.0 million in 2009 from $69.5 million for 2008, primarily due to a decrease of $11.7 million in management fees payable to a subsidiary of Teekay Corporation for services rendered to us during 2009. The decrease is primarily due to a reduction in Teekay Corporation’s general and administrative costs, which are allocated to us through the management fee.
Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $43.3 million for 2009, from $85.2 million for 2008, primarily due to:
•	a decrease of $29.8 million due to a decline in interest rates during 2009;
•	a decrease of $7.4 million relating to the scheduled repayments and prepayments of debt during 2008 and 2009;
•	a decrease of $6.3 million from the financing of the Petrojarl Varg (including the Dropdown Predecessor) mainly due to a decrease in interest rates.
Realized and Unrealized Gains (Losses) on Non-designated Derivatives. Net realized and unrealized gains (losses) on non-designated derivatives was $53.6 million for 2009 compared to ($188.8) million for 2008, as detailed in the table below:

	Year Ended December 31,
(in thousands of U.S. Dollars)	2009	2008
Realized (losses) gains
Interest rate swaps	(46,546)	(19,663)
Foreign currency forward contracts	(4,196)	1,972

	(50,742)	(17,691)

Unrealized gains (losses)
Interest rate swaps	99,740	(163,291)
Foreign currency forward contracts	4,562	(7,800)

	104,302	(171,091)

Total realized and unrealized gains (losses) on non-designated derivative instruments	53,560	(188,782)

Foreign Currency Exchange Gains (Losses). Foreign currency exchange (losses) gains were ($6.2) million for 2009 compared to $4.3 million for 2008. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
Income Tax (Expense) Recovery. Income tax (expense) recovery was ($12.6) million for 2009 compared to $62.3 million for 2008. The $74.9 million increase to income tax expense was primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains.
Other Income. Other income for 2009 and 2008 was $8.9 million and $11.9 million, respectively, which was primarily comprised of leasing income from our VOC equipment.
Net Income (Loss). As a result of the foregoing factors, net income increased to $132.6 million for 2009, from a net loss of ( $159.3) million for 2008.

Year Ended December 31, 2008 versus Year Ended December 31, 2007
Shuttle Tanker Segment
The following table presents our shuttle tanker segment’s operating results for the years ended December 31, 2008 and 2007, and compares its net revenues (which is a non-GAAP financial measure) for the years ended December 31, 2008 and 2007 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	650,896	590,611	10.2
Voyage expenses	169,578	114,157	48.5

Net revenues	481,318	476,454	1.0
Vessel operating expenses	130,033	104,128	24.9
Time-charter hire expense	132,234	150,463	(12.1)
Depreciation and amortization	91,846	86,502	6.2
General and administrative (1)	50,102	50,835	(1.4)

Income from vessel operations	77,103	84,526	(8.8)

Calendar-Ship-Days
Owned Vessels	9,765	9,180	6.4
Chartered-in Vessels	3,624	4,297	(15.7)

Total	13,389	13,477	(0.7)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
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
Net Revenues. Net revenues increased slightly for 2008 from 2007, primarily due to:
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

•	an increase of $2.3 million due to the recovery of certain Norwegian environmental taxes as voyage expenses from our customers on the Heidrun oil field in 2008;
partially offset by
•	a decrease of $10.0 million due to declining oil production at mature oil fields in the North Sea that are serviced by certain shuttle tankers on contracts of affreightment;
•	a decrease of $3.9 million due to an increased number of offhire days resulting from an increase in scheduled drydockings and unexpected repairs performed for 2008 compared to 2007;
•	a decrease of $3.4 million due to customer performance claims under the terms of charter party agreements; and
•	a decrease of $3.0 million due to an increase in bunker costs which are not passed on to the charterer under certain contracts.
Vessel Operating Expenses. Vessel operating expenses increased for 2008 from 2007, primarily due to:
•	an increase of $13.6 million in salaries for crew and officers primarily due to general wage escalations and a change in the crew rotation system;
•	an increase of $5.3 million relating to an increase in services due to the rising cost of consumables, lubes, and freight;
•	an increase of $4.4 million relating to the 2008 Shuttle Tanker Acquisition; and
•	an increase of $3.4 million relating to repairs and maintenance performed for certain vessels those periods;
partially offset by
•	a decrease of $0.5 million relating to the unrealized change in fair value of our foreign currency forward contracts.

Time-Charter Hire Expense. Time-charter hire expense decreased for 2008 from 2007, primarily due to:
•	a decrease of $17.4 million due to redelivery of two chartered-in vessels back to their owners in December 2007 and June 2008, respectively; and
•	a decrease of $9.0 million due to the 2008 Shuttle Tanker Acquisition;
partially offset by
•	an increase of $8.0 million due to an increase in spot chartered-in vessels during 2008.
Depreciation and Amortization. Depreciation and amortization expense increased for 2008 from 2007, primarily due to:
•	an increase of $2.8 million due to the 2007 Shuttle Tanker Acquisitions (including the impact of the Dropdown Predecessor); and
•	an increase of $1.6 million due to the 2008 Shuttle Tanker Acquisition.
Conventional Tanker Segment
The following table presents our conventional tanker segment’s operating results for the years ended December 31, 2008 and 2007, and compares its net revenues (which is a non-GAAP financial measure) for the years ended December 31, 2008 and 2007 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our conventional tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	153,200	135,922	12.7
Voyage expenses	53,722	36,594	46.8

Net revenues	99,478	99,328	0.2
Vessel operating expenses	25,156	24,175	4.1
Depreciation and amortization	22,901	21,324	7.4
General and administrative (1)	8,674	7,828	10.8

Income from vessel operations	42,747	46,001	(7.1)

Calendar-Ship-Days
Owned Vessels	3,931	3,405	15.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
The average size of the conventional crude oil tanker fleet increased for 2008 compared to 2007, primarily due to:
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

Net Revenues. Net revenues increased slightly for 2008 compared to 2007, primarily due to:
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
FSO Segment
The following table presents our FSO segment’s operating results for the years ended December 31, 2008 and 2007, and compares its net revenues (which is a non-GAAP financial measure) for the years ended December 31, 2008 and 2007 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	68,396	58,670	16.6
Voyage expenses	1,729	886	95.1

Net revenues	66,667	57,784	15.4
Vessel operating expenses	26,845	21,676	23.8
Depreciation and amortization	23,690	16,544	43.2
General and administrative (1)	3,560	3,800	(6.3)

Income from vessel operations	12,572	15,764	(20.2)

Calendar-Ship-Days
Owned Vessels	1,830	1,705	7.3

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
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
Net Revenues. Net revenues increased during for 2008 from 2007, primarily due to:
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

FPSO Segment
The following table presents our FPSO segment’s operating results for the years ended December 31, 2008 and 2007 and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	96,416	93,453	3.2
Vessel operating expenses	42,201	37,424	12.8
Depreciation and amortization	20,096	17,659	13.8
General and administrative (1)	7,183	7,815	(8.1)
Goodwill impairment	127,403	—	100.0

(Loss) income from vessel operations	(100,467)	30,555	(428.8)

Calendar-Ship-Days
Owned Vessel	366	365	0.3

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
The FPSO unit, the Petrojarl Varg, was acquired from Teekay Corporation in September 2009. However, as a result of the inclusion of the Dropdown Predecessor, the Petrojarl Varg has been included for accounting purposes in our results as if it was acquired on October 1, 2006, when Teekay Corporation acquired its initial 65% interest in the Petrojarl Varg. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above.
Revenues. Revenues increased during 2008 from 2007, primarily due to:
•	an increase of $3.7 million primarily due to an increase in the daily hire rate during 2008 and an increase in net revenue days;
partially offset by
•	a decrease of $0.7 million as a result of decreases in miscellaneous service revenues as compared to last year.
Vessel Operating Expenses. Vessel operating expenses increased during 2008 from 2007, primarily due to:
•	an increase of $1.2 million resulting from an increase in salaries for crew and officers, primarily due to general wage escalations;
•	an increase of $1.8 million due to due to the strengthening of the Norwegian Kroner against the U.S. Dollar compared to last year;
•	an increase of $1.5 million due to an increase in service costs; and
•	an increase of $0.7 million relating to the unrealized changes in fair value of our foreign currency forward contracts.
Depreciation and Amortization. Depreciation and amortization expense increased for 2008 compared to 2007, primarily as a result of Teekay Corporation’s acquisition of the remaining 35% interest in the Petrojarl Varg on June 30, 2008.
Goodwill impairment charge. Goodwill impairment charge was from a write-down of goodwill from Teekay Corporation’s acquisition of Teekay Petrojarl. Based on an impairment analysis, Teekay Corporation concluded that the carrying value of goodwill in the FPSO segment exceeded its fair value as of December 31, 2008. As a result, an impairment loss was recognized in its consolidated statements of income (loss) for the year ended December 31, 2008. The portion of the impairment loss allocated to the Petrojarl Varg Dropdown Predecessor was $127.4 million, which was included in our consolidated statements of income (loss) as an impairment loss. Please read Item 18 — Financial Statements: Note 4 — Goodwill and Intangible Assets.
Other Operating Results
General and Administrative Expenses. General and administrative expenses have decreased to $69.5 million in 2008 from $70.3 million for 2007, primarily due to:
•
a decrease of $5.4 million in management fees payable to a subsidiary of Teekay Corporation for services rendered to us during 2008. Included in the management fee is an allocation of accrued costs relating to a long-term incentive plan (the Vision Incentive Plan or VIP) maintained by Teekay Corporation for the benefit of its senior management, some of whom provide services to us. As a result of decreases in Teekay Corporation’s share price, there was a decrease in the accrual of the long-term incentive plan compensation expense for 2008;

partially offset by
•	an increase of $3.1 million, primarily due to an increase in crew training costs; and
•	an increase of $1.5 million from unrealized losses on foreign currency forward contracts.

Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $85.2 million for 2008, from $111.1 million for 2007, primarily due to:
•	a decrease of $26.0 million due to a decline in interest rates during 2008; and
•	a decrease of $7.9 million from the financing of the Petrojarl Varg (the Dropdown Predecessor) mainly due to a decrease in interest rates;
partially offset by
•	an increase of $5.0 million due to the assumption of debt relating to the 2007 Shuttle Tanker Acquisitions and the 2008 Conventional Tanker Acquisitions; and
•	an increase of $3.0 due to the increase in debt mainly relating to the purchase of the Dampier Spirit.
Realized and Unrealized Gains (Losses) on Non-designated Derivatives. Net realized and unrealized (losses) on non-designated derivatives was ($188.8) million for 2008 compared to ($46.5) million for 2007, as detailed in the table below:

	Year Ended December 31,
(in thousands of U.S. Dollars)	2008	2007

Realized (losses) gains
Interest rate swaps	(19,663)	6,379
Foreign currency forward contracts	1,972	2,296

	(17,691)	8,675

Unrealized (losses) gains
Interest rate swaps	(163,291)	(57,357)
Foreign currency forward contracts	(7,800)	2,140

	(171,091)	(55,217)

Total realized and unrealized losses on non-designated derivative instruments	(188,782)	(46,542)

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains were $4.3 million for 2008 compared to a $9.8 million loss for 2007. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
Income Tax Recovery (Expense). Income tax recovery was $62.3 million for 2008 compared to income tax expense of $1.5 million for 2007. The $63.8 million increase to income tax recoveries was primarily due to an increase in deferred income tax recoveries relating to unrealized foreign exchange translation losses.
Other Income. Other income for 2008 and 2007 was $11.9 million and $10.4 million, respectively, which was primarily comprised of leasing income from our VOC equipment.
Net (Loss) Income. As a result of the foregoing factors, net loss amounted to $159.3 million for 2008, compared to net income of $24.4 million for 2007.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at December 31, 2009, our total cash and cash equivalents were $101.7 million, compared to $131.5 million at December 31, 2008. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $285.7 million as at December 31, 2009, compared to $274.2 million as at December 31, 2008. The 2008 cash and liquidity amounts exclude amounts attributable to the Dropdown Predecessor. The increase in liquidity was primarily the result of an increase in undrawn long-term borrowings.
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

As described under “Item 4—Information on the Company: Regulations—Environmental Regulation—Other Environmental Initiatives,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Years Ended December 31,
	2009	2008
	($000’s)	($000’s)
Net cash flow from operating activities	168,213	205,011
Net cash flow (used in) from financing activities	(209,839)	83,768
Net cash flow from (used in) investing activities	11,025	(285,291)
Operating Cash Flows. Net cash flow from operating activities decreased to $168.2 million for 2009 from $205.0 million for 2008 primarily due to a decrease in net revenues, a net decrease in changes to non-cash working capital items, and an increase in drydocking expenditures. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances, shuttle tanker utilization and spot market hire rates. The number of vessel drydockings may vary from year to year.
Financing Cash Flows. During 2009, scheduled debt repayments and prepayments on debt totaled $461.0 million. Net proceeds from long-term debt of $279.6 million was used primarily towards the purchase of the Petrojarl Varg from Teekay Corporation, the repayment of $160 million in vendor financing to Teekay Corporation, and the $21.5 million repayment of joint venture partner advances.
On August 4, 2009, we completed a public offering of 7.475 million common units (including an additional 975,000 common units acquired by the underwriters). The total net proceeds from the offering (including the general partner’s total contribution of $2.2 million) were approximately $104.1 million. The net proceeds were used towards prepayment of our revolving credit facilities.
During 2008, scheduled debt repayments and prepayments on debt totaled $211.4 million. Net proceeds from long-term debt of $259.3 million were used to finance our acquisition of the SPT Explorer, the SPT Navigator and the Navion Oslo, which is explained in more detail below, to partially fund debt prepayments, and were used by the Dropdown Predecessor to finance the acquisition of the 35% interest in the Petrojarl Varg. The excess of the purchase price over the contributed basis of the SPT Explorer and the SPT Navigator was $16.7 million and is reflected as a financing cash flow.
On June 18, 2008, we completed a follow-on public offering of 7.0 million common units at a price of $20.00 per unit, for gross proceeds of $140.0 million. Concurrently with the public offering, Teekay Corporation acquired 3.25 million of our common units in a private placement at the same public offering price for $65.0 million. On July 16, 2008, the underwriters for the public offering partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $7.5 million in gross proceeds to us. As a result, we raised gross equity proceeds of $216.8 million (including our general partner’s proportionate 2% capital contribution). The net proceeds were used to fund the purchase of an additional 25% interest in OPCO. The excess of the purchase price over the contributed basis of a 25% additional interest in OPCO was $91.6 million and is reflected as a distribution to Teekay Corporation as a financing cash flow.
Cash distributions paid by our subsidiaries to non-controlling interest during 2009 and 2008 totaled $61.1 million and $72.0 million, respectively. Cash distributions paid by us to our unitholders and general partner during 2009 and 2008 totaled $60.5 million and $42.2 million, respectively. Subsequent to December 31, 2009, cash distributions for the three months ended December 31, 2009 were declared and paid on February 12, 2010 and totaled $17.7 million. On March 22, 2010, we completed a public offering of 4.4 million common units (see the Significant Developments section in this Item 5).
Investing Cash Flows. During, 2009, net cash flow from investing activities was $11.0 million, primarily relating to scheduled lease payments received from the leasing of our volatile organic compound emissions equipment, partially offset by expenditures for vessels and equipment, primarily relating to vessel upgrade costs.
During the 2008, net cash used by investing activities related primarily to the $134.2 million acquisition of 35% of the Petrojarl Varg by Teekay Corporation and our $115.1 million acquisition from Teekay Corporation of an additional 25% interest in OPCO. Since this ownership interest was purchased from Teekay Corporation, the transaction was between entities under common control, and was accounted for at historical cost. Therefore the amount reflected as cash used in investing activities for this purchase represents the historical cost to Teekay Corporation. During the 2008, we incurred $57.9 million of expenditures for vessels and equipment, primarily relating to the acquisition of a shuttle tanker, the Navion Oslo.
During 2009 and 2008, we received $23.0 million and $22.4 million, respectively, in scheduled repayments from the leasing of our volatile organic compound emissions equipment.
Credit Facilities
As at December 31, 2009, our total debt was $1.74 billion, compared to $1.84 billion as at December 31, 2008. As at December 31, 2009, we had eight revolving credit facilities available, which, as at such date, provided for borrowings of up to $1.59 billion, of which $183.9 million was undrawn. As at December 31, 2009, each of our six 50% owned subsidiaries had an outstanding term loan, which, in aggregate, totaled $268.6 million. The joint venture term loans reduce in semi-annual or quarterly payments with varying maturities through 2017. Please read Item 18 — Financial Statements: Note 6 — Long-Term Debt.

Our eight revolving credit facilities are described in Note 6 — Long-Term Debt, to our consolidated financial statements included in this report.
Five of the revolving credit facilities contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. One of the revolving credit facilities contain covenants that require us to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of our total consolidated debt. The remaining revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of $50.0 million and 5.0% of Teekay Corporation’s total debt which has recourse to Teekay Corporation. As at December 31, 2009, we, OPCO and Teekay Corporation were in compliance with all of our covenants under these credit facilities.
The term loans of our 50% owned subsidiaries are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2009, we had guaranteed $86.2 million of these term loans, which represents our 50% share of the outstanding vessel mortgage debt in five of these 50% owned joint venture companies. Teekay Corporation and our joint venture partner have guaranteed the remaining $182.4 million.
Interest payments on the revolving credit facilities and term loans are based on LIBOR plus a margin. At December 31, 2009, the margins ranged between 0.45% and 3.25%.
All of our vessel financings are collateralized by the applicable vessels. The term loans used to finance the six 50%-owned subsidiaries and our revolving credit facility agreements contain typical covenants and other restrictions, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing indebtedness (applicable to our term loans and three of our revolving credit facilities);
•	changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions when in default of the relevant loans;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges or granting certain liens;
•	selling, transferring, assigning or conveying assets; or
•	entering into a new line of business.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2009:

			2011	2013
			and	and
	Total	2010	2012	2014	Beyond 2014
	(in millions of U.S. dollars)
Long-term debt (1)	1,735.6	108.2	344.6	1,094.5	188.3
Chartered-in vessels (operating leases)	227.1	74.0	101.6	44.9	6.6

Total contractual obligations	1,962.7	182.2	446.2	1,139.4	194.9

(1)
Excludes expected interest payments of $28.2 million (2010), $51.0 million (2011 and 2012), $28.7 million (2013 and 2014) and $3.7 million (beyond 2014). Expected interest payments are based on December 31, 2009 LIBOR, plus margins which ranged between 0.45% and 3.25% as at December 31, 2009.

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

Revenue Recognition
Description. We generate a majority of our revenues from voyages servicing contracts of affreightment, time charters, bareboat charters, and FPSO service contracts, and, to a lesser extent, spot voyages. Within the shipping industry, the two methods used to account for revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. Revenues from FPSO service contracts are recognized as service is performed. In all cases we do not recognize revenues during days that a vessel is offhire.
Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. In the case of our shuttle tankers servicing contracts of affreightment, a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. In all cases we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.
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
Drydocking
Description. We drydock each of our shuttle tankers and conventional oil tankers periodically for inspection, repairs and maintenance and for any modifications to comply with industry certification or governmental requirements. We may drydock FSO units if we desire to qualify them for shipping classification. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis over the estimated useful life of the drydock. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets.
Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each shuttle tanker and conventional oil tanker every two and a half to five years, we may drydock the vessels at an earlier date.
Effect if Actual Results Differ from Assumptions. A change in our estimate of the useful life of a drydock will have a direct effect on our annual amortization of drydocking expenditures.
Goodwill and Intangible Assets
Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite-lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.
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

As of December 31, 2009, the shuttle segment has goodwill attributable to it. During the third quarter of 2009, we determined there were indicators of impairment present within its shuttle tanker reporting unit. Consequently, an interim goodwill impairment test was conducted on this reporting unit. This interim goodwill impairment test determined that the fair value of the reporting unit exceeded its carrying value by approximately 75%. As of December 31, 2009, the carrying value of goodwill for this reporting unit was $127.1 million. Key assumptions that impact the fair value of this reporting unit include our ability to do the following: maintain or improve the utilization of its vessels; redeploy existing vessels on the expiry of their current charters; control or reduce operating expenses, pass on operating cost increases to its customers in the form of higher charter rates; and continue to grow the business. Other key assumptions include the operating life of our vessels, its cost of capital, the volume of production from certain offshore oil fields, and the fair value of its credit facilities. If actual future results are less favorable than expected results in one or more of these key assumptions, a goodwill impairment may occur.
Effect if Actual Results Differ from Assumptions. If actual results are not consistent with assumptions and estimates, we may be exposed to a goodwill impairment charge. As at December 31, 2009 and 2008, the net book value of goodwill was $127.1 million.
Amortization expense of intangible assets for 2009 and 2008 was $9.1 million and $10.1 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets. As at December 31, 2009 and 2008, the net book value of intangible assets was $36.9 million and $46.0 million, respectively.
Valuation of Derivative Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.
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
Recent Accounting Pronouncements
In January 2009, we adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price, and those restructuring costs that an acquirer expected, but was not obligated to incur, be recognized separately from the business combination. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Our adoption of this amendment did not have a material impact on our consolidated financial statements.
In January 2009, we adopted an amendment to FASB ASC 810, Consolidation, which requires us to make certain changes to the presentation of our financial statements. This amendment requires that non-controlling interests in subsidiaries held by parties other than the partners be identified, labeled and presented in the statement of financial position within equity, but separate from the partners’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the partners and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). In addition, this amendment provides for consistency regarding changes in partners’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. Except for the presentation and disclosure provisions of this amendment, which were adopted retrospectively to our consolidated financial statements, this amendment was adopted prospectively.
In January 2009, we adopted an amendment to FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. Our adoption of this amendment did not have a material impact on our consolidated financial statements.
In January 2009, we adopted an amendment to FASB ASC 815, Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Item 18 — Financial Statements: Note 12 — Derivative Instruments.
In January 2009, we adopted an amendment to FASB ASC 260, Earnings Per Share, which provides guidance on earnings-per-unit (or EPU) computations for all master limited partnerships (or MLPs) that distribute “available cash”, as defined in the respective partnership agreements, to limited partners, the general partner, and the holders of incentive distribution rights (or IDRs). MLPs will need to determine the amount of “available cash” at the end of the reporting period when calculating the period’s EPU. This amendment was applied retrospectively to all periods presented. See Item 18 — Financial Statements: Note 15 — Total Capital and Net Income (Loss) Per Unit.

In January 2009, we adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, which amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset. The adoption of the amendment did not have a material impact on our consolidated financial statements.
In January 2009, we adopted an amendment to FASB ASC 323, Investments — Equity Method and Joint Ventures, which addresses the accounting for the acquisition of equity method investments, for changes in value and changes in ownership levels. The adoption of this amendment did not have a material impact on our consolidated financial statements.
In April 2009, we adopted an amendment to FASB ASC 825, Financial Instruments, which requires disclosure of the fair value of financial instruments to be disclosed on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments. See Item 18 — Financial Statements: Note 2 — Fair Value Measurements.
In April 2009, we adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. In February 2010, the FASB further amended FASB ASC 855 to require an SEC filer to evaluate subsequent events through the date the financial statements are issued and to exempt an SEC filer from disclosing the date through which subsequent events have been evaluated. The adoption of these amendments did not have a material impact on our consolidated financial statements. See Item 18 — Financial Statements: Note 19 — Subsequent Events.
In June 2009, the FASB issued the FASB ASC effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. We adopted the ASC on July 1, 2009 and incorporated it in our notes to the consolidated financial statements.
In October 2009, we adopted an amendment to FASB ASC 820, Fair Value Measurements and Disclosures, which clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. The adoption of this amendment did not have a material impact on our consolidated financial statements.
Recent Accounting Pronouncements Not Yet Adopted
In June 2009, the FASB issued an amendment to FASB ASC 810, Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. This amendment is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. We are currently assessing the potential impacts, if any, of this statement on our consolidated financial statements.
In June 2009, the FASB issued an amendment to FASB ASC 860, Transfers and Services that eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This amendment will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. We are currently assessing the potential impacts, if any, on our consolidated financial statements.
In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, we will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for us on January 1, 2011. We are currently assessing the potential impacts, if any, on our consolidated financial statements.
In January 2010, the FASB issued an amendment to FASB ASC 820, Fair Value Measurements and Disclosures, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption will have no impact on our results of operations, financial position, or cash flows.

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
The Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Corporation and its subsidiaries, including Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG) and Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Corporation, and the Chief Executive Officer and Chief Financial Officer of Teekay LNG’s general partner, and the Executive Vice President of Teekay Tankers. The amount of time Mr. Evensen allocates among our business and the businesses of Teekay Corporation, Teekay LNG and Teekay Tankers varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We believe Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.
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
Directors and Executive Officers of Teekay Offshore GP L.L.C.
The following table provides information about the directors and executive officers of our general partner, Teekay Offshore GP L.L.C. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors are as of December 31, 2009.

Name	Age	Position
C. Sean Day	60	Chairman (1)
Bjorn Moller	52	Vice Chairman (1)
Peter Evensen	51	Chief Executive Officer, Chief Financial Officer and Director
David L. Lemmon	67	Director (2)
Carl Mikael L.L. von Mentzer	65	Director (2)
John J. Peacock	66	Director (2)

(1)	Member of Corporate Governance Committee

(2)	Member of Audit Committee and Conflicts Committee
Certain biographical information about each of these individuals is set forth below.
C. Sean Day has served as Chairman of Teekay Offshore GP L.L.C. since it was formed in August 2006. Mr. Day has also served as Chairman of the Board for Teekay Corporation since September 1999, Teekay GP L.L.C. since it was formed in November 2004 and Teekay Tankers Ltd. since it was formed in October 2007. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation and Chairman of Compass Diversified Holdings (NASDAQ: CODI).
Bjorn Moller has served as the Vice Chairman and Director of Teekay Offshore L.L.C. since it was formed in August 2006. Mr. Moller is the President and Chief Executive Officer of Teekay Corporation — positions he has held since April 1998. He also serves as Vice Chairman and Director of Teekay GP L.L.C., formed in November 2004, and Chief Executive Officer and Director of Teekay Tankers Ltd., formed in October 2007. Mr. Moller has over 25 years experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since 2006 and on the Board of American Petroleum Institute since 2000. He has held senior management positions with Teekay for more than 15 years, and has led Teekay’s overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay’s global chartering operations and business development activities.

Peter Evensen has served as Chief Executive Officer, Chief Financial Officer and a Director of Teekay Offshore GP L.L.C. since it was formed in August 2006. He has also served as Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director since January 2005. Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Corporation, and was appointed Executive Vice President and a Director of Teekay Tankers Ltd., formed in October 2007. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed to his current positions with Teekay Corporation in February 2004. Mr. Evensen has over 20 years experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
David L. Lemmon has served as a Director of Teekay Offshore GP L.L.C since December 2006. Mr. Lemmon also currently serves on the Board of Directors of Kirby Corporation, a position he has held since April 2006, and also serves on the Board of Deltic Timber Corporation, a position has held since February 2007. Mr. Lemmon was President and Chief Executive Officer of Colonial Pipeline Company from 1997 until his retirement in March 2006. Prior to joining Colonial Pipeline Company, he served as President of Amoco Pipeline Company for seven years, as part of a career with Amoco Corporation that spanned 30 years. Mr. Lemmon has served as a member of the Board of Directors of the American Petroleum Institute, the National Council of Economic Education and the Battelle Energy Advisory Committee. He has served as a member of the Northwestern University Business Advisory Committee and as a guest faculty member at Northwestern University’s Kellogg Graduate School of Management.
Carl Mikael L.L. von Mentzer has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Since 1998, Mr. von Mentzer has served as a non-executive director of Concordia Maritime AB in Gothenburg, Sweden and since 2002, has served as its Deputy Chairman of its Board of Directors. Prior to this, Mr. von Mentzer served in executive positions with various shipping and offshore service companies, including Gotaverken Ardenal AB and Safe Partners AB in Gothenburg, Sweden and OAG Ltd. in Aberdeen, Scotland. He has also previously served as a non-executive director for Northern Offshore Ltd., in Oslo, Norway, and GVA Consultants in Gothenburg, Sweden.
John J. Peacock has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Mr. Peacock retired in February 2008 from Fednav Limited, a Canadian ocean-going, dry-bulk shipowning and chartering group. Joining as Fednav’s Treasurer in 1979, he became Vice-President Finance in 1984 and joined the Board of Directors. In 1998, Mr. Peacock was appointed Executive Vice-President of Fednav and President and Chief Operating Officer of Fednav International Ltd., the Group’s principal operating subsidiary. Though retired, he continues to serve as a Director. Mr. Peacock has over 40 years accounting experience, and prior to joining Fednav was a partner with Clarkson Gordon (now Ernst & Young) in Montreal, Canada. He also serves as Chair of the McGill University Health Centre Foundation and a Trustee of the McCord Museum.
Directors and Executive Officers of Teekay Offshore Operating GP L.L.C.
The following table provides information about the directors and executive officers of Teekay Offshore Operating GP L.L.C., the general partner of OPCO. Directors are appointed for one-year terms. The business address of each director and executive officer of Teekay Offshore Operating GP L.L.C. listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors are as of December 31, 2009.

Name	Age	Position
C. Sean Day	60	Chairman
Bjorn Moller	52	Vice Chairman
Peter Evensen	51	Chief Executive Officer, Chief Financial Officer and Director
As described above, the directors and executive officers of Teekay Offshore Operating GP L.L.C. also serve as directors or executive officers of Teekay Offshore GP L.L.C. The business experience of these individuals is included above.
B. Compensation
Reimbursement of Expenses of Our General Partner
Our general partner does not receive any management fee or other compensation for managing us. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. During 2009, we reimbursed our general partner for $0.5 million ($0.6 million — 2008, $0.8 — 2007) in expenses that it incurred on our behalf during the year.
Executive Compensation
We and our general partner were formed in August 2006. OPCO’s general partner was formed in September 2006. Neither our general partner nor OPCO’s general partner paid any compensation to its directors or officers or accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to our initial public offering in December 2006. Because Peter Evensen, the Chief Executive Officer and Chief Financial Officer of our general partner and of OPCO’s general partner, is an employee of a subsidiary of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan described below) is set and paid by the Teekay Corporation subsidiary, and we reimburse the Teekay Corporation subsidiary for time he spends on our partnership matters. Please read Item 7. Major Unitholders and Related Party Transactions— Certain Relationships and Related Party Transactions.
Compensation of Directors
Officers of our general partner or Teekay Corporation who also serve as directors of our general partner or OPCO’s general partner do not receive additional compensation for their service as directors. During 2009, each non-management director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Each non-management director received a director fee of $40,000 for the year and common units with a value of approximately $30,000 for the year. The Chairman received an annual fee of $65,000 and common units with a value of approximately $65,000 for the year. Members of the audit and conflicts committees, and members and the chair of the governance committees each received a committee fee of $5,000 for the year, and the chairs of the audit committee and conflicts committee received an additional fee of $10,000 for the year for serving in that role. In addition, each director was reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2009, the four non-employee directors received, in the aggregate, $447,000 in director and committee fees and reimbursement of $65,967 of their out-of-pocket expenses from us relating to their board service. We reimbursed our general partner for these expenses as they were incurred for the conduct of our business. In March 2009, our general partner’s Board of Directors granted to the four non-employee directors 13,976 units at $11.09 per unit. During March 2010, the Board authorized the award by us to the four non-employee directors of common units with a value of approximately $155,000 for the 2010 year.
2006 Long-Term Incentive Plan
Our general partner adopted the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned common units awarded to our general partner’s non-employee directors, we did not make any awards in 2009 under the 2006 Long-Term Incentive Plan.
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
The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised solely of independent members, except for the Corporate Governance Committee, and operates under a written charter adopted by the Board, other than the Conflicts Committee. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Other Information—Partnership Governance” in the Investor Center of our web site at www.teekayoffshore.com. During 2009, the Board held eight meetings. Each director attended all Board meetings, except for one Board meeting when one director was absent. Each committee member attended all applicable committee meetings, except for one Conflict Committee meeting where one director was absent.
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
Corporate Governance Committee. The Corporate Governance Committee of our general partner is composed of at least two directors. This committee is currently comprised of directors Carl Mikael L.L. von Mentzer (Chair), David L. Lemmon, John J. Peacock, and Bjorn Moller.

The Corporate Governance Committee:
•	oversees the operation and effectiveness of the Board and its corporate governance;
•	develops, updates and recommends to the Board corporate governance principles and policies applicable to us and our general partner and monitors compliance with these principles and policies; and
•	oversees director compensation and the long-term incentive plan described above.
D. Employees
Crewing and Staff
As of December 31, 2009, approximately 1,420 seagoing staff served on our vessels. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries. As of December 31, 2009 approximately 46 staff served on shore in technical, commercial and administrative roles in Singapore. Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please see Item 7- Major Unitholders and Related Party transactions-— Certain Relationships and Related Party Transactions.
Teekay Corporation regards attracting and retaining motivated seagoing personnel as a top priority, and offers seafarers what we believe are highly competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.
Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate our and OPCO’s Bahamian-flagged vessels. Substantially all officers and seamen for the Norway-flagged vessels are covered by a collective bargaining agreement with Norwegian unions (Norwegian Maritime Officers’ Association, Norwegian Union of Marine Engineers and the Norwegian Seafarers’ Union). We believe Teekay Corporation’s relationships with these local labor unions are good.
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
E. Unit Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 1, 2010, of our units by all directors and officers of our general partner as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units that the person has the right to acquire as of April 30, 2010 (60 days after March 1, 2010) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned(3)
All directors and officers as a group (6 persons) (1) (2)	321,530	0.85%

(1)
Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the directors of our general partner, C. Sean Day and Bjorn Moller. In addition, Mr. Moller is Teekay Corporation’s President and Chief Executive Officer, and Peter Evensen, our general partner’s Chief Executive Officer and Chief Financial Officer and a Director, is Teekay Corporation’s Executive Vice President and Chief Strategy Officer. Please read Item 7: Major Unitholders and Related Party Transactions— Certain Relationships and Related Party Transactions for more detail.

(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding units.

(3)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.
Item 7. Major Unitholders and Related Party Transactions
A. Major Unitholders
The following table sets forth the beneficial ownership, as of March 1, 2010, of our units by each person we know to beneficially own more than 5% of the outstanding units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of April 30, 2010 (60 days after March 1, 2010) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned
Teekay Corporation (1)	14,800,000	39.3%
Kayne Anderson Capital Advisors, LP, and Richard A. Kayne, as a group (2)	2,531,562	6.7%
Neuberger Berman Group LLC and Neuberger Berman, LLC, as a group (3)	1,706,001	4.5%

(1)
Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation. All of the 9,800,000 subordinated units Teekay Corporation held at December 31, 2009 converted into common units on January 1, 2010.

(2)
Includes shared voting power and shared dispositive power as to 2,531,562 units. Kayne Anderson Capital Advisors, LP, and Richard A. Kayne both have shared voting and dispositive power. Kayne Anderson Capital Advisors, L.P. is the general partner (or general partner of the general partner) of the limited partnerships and investment adviser to the other accounts. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. Mr. Kayne is also a limited partner of each of the limited partnerships and a shareholder of the registered investment company. This information is based on the Schedule 13G/A filed by this group with the SEC on February 11, 2010.

(3)
Includes shared voting power as to 1,617,881 units and shared dispositive power as to 1,706,001 units. Both Neuberger Berman Group LLC and Neuberger Berman LLC have shared dispositive power. Neuberger Berman, LLC and Neuberger Berman Management LLC serve as sub-advisor and investment manager, respectively, of Neuberger Berman Group LLC’s mutual funds. The holdings of Neuberger Berman Fixed Income LLC and NB Alternative Fund Management LLC, affiliates of Neuberger Berman LLC, are also aggregated to comprise the holdings referenced herein. This information is based on the Schedule 13G filed by this group with the SEC on February 16, 2010.

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.
B. Certain Relationships and Related Party Transactions
a)
Two of OPCO’s FSO units are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $11.2 million, $11.2 million and $12.0 million during the years ended December 31, 2009, 2008 and 2007, respectively.

b)
A subsidiary of Teekay Corporation entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. Pursuant to this agreement, during the years ended December 31, 2009, 2008 and 2007, OPCO earned management fee of $3.2 million, $3.3 million and $3.3 million, respectively.

c)
Eight of OPCO’S Aframax conventional oil tankers, one of OPCO’s FSO units, one of our FSO units and our FPSO unit are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services, we incurred general and administrative expenses of $5.3 million, $3.5 million and $4.5 million during the years ended December 31, 2009, 2008 and 2007, respectively.

d)
We, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation, pursuant to which Teekay Corporation subsidiaries provide us, OPCO and its operating subsidiaries with administrative, advisory and technical services and ship management services. Pursuant to these service agreements, we incurred $39.7 million, $50.3 million and $53.0 million of these costs during the December 31, 2009, 2008, and 2007, respectively.

e)
Pursuant to our partnership agreement, we reimburse our General Partner for all expenses incurred by the General Partner that are necessary or appropriate for the conduct of our business. The General Partner incurred $0.5 million, $0.6 million and $0.8 million of these costs during the years ended December 31, 2009, 2008 and 2007, respectively.

f)
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

g)
Nine of OPCO’s conventional tankers are employed on long-term time-charter contracts with a subsidiary of Teekay Corporation. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate plus a 4.5% margin. Pursuant to these time charter contracts, OPCO earned revenues of $114.7 million, $144.5 million and $128.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

h)
Two of OPCO’s shuttle tankers are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $12.4 million, $14.8 million and $14.2 million during the years ended December 31, 2009, 2008 and 2007, respectively.

i)
In October 2007, we acquired from Teekay Corporation a FSO unit, the Dampier Spirit, along with its 7-year fixed-rate time-charter to Apache Corporation for a total cost of $30.3 million. We financed the purchase with one of our existing revolving credit facilities. The excess of the proceeds we paid over Teekay Corporation’s historical cost was accounted for as an equity distribution to Teekay Corporation of $13.9 million.

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

Noncompetition. Under the omnibus agreement, Teekay Corporation and Teekay LNG have agreed, and have caused their controlled affiliates (other than us) to agree, not to own, operate or charter “offshore vessels” (i.e. dynamically positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less than three years, excluding extension options), FSOs and FPSOs). This restriction does not prevent Teekay Corporation, Teekay LNG or any of their other controlled affiliates from, among other things:
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

•	owning a limited partner interest in OPCO or owning shares of Teekay Petrojarl AS (Teekay Petrojarl).
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

p)
From December 2008 to June 2009, OPCO entered into a bareboat charter contract to in-charter one shuttle tanker from a subsidiary of Teekay Corporation. Pursuant to the charter contract, OPCO incurred time-charter hire expenses of $3.4 million and $0.2 million during the years ended December 31, 2009 and 2008, respectively.

q)
In March 2008, Teekay Corporation agreed to reimburse us for repair costs relating to one of our shuttle tankers. The vessel was purchased from Teekay Corporation in July 2007 and had, as of the date of acquisition, an inherent minor defect that required repairs. Pursuant to this agreement, Teekay Corporation reimbursed us $0.7 million of these costs during the year ended December 31, 2008.

r)	In March 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation for proceeds equal to its net book value of $1.4 million.
s)
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

t)
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

Pursuant to the bareboat charters for the vessels, OPCO earned revenues of $9.9 million for the year ended December 31, 2009 and $8.7 million for the year ended December 31, 2008 (including revenues earned as part of the Dropdown Predecessor prior to OPCO’s acquisition of the vessels).
u)
In June 2008, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to our initial public offering in December 2006, totalling $0.7 million, primarily relating to the settlement of repair costs not covered by insurance providers for work performed in early 2006 on two of OPCO’s shuttle tankers.

v)
During August 2008, two of OPCO’s in-chartered shuttle tankers were employed on a single-voyage charter with a subsidiary of Teekay Corporation. Pursuant to this charter contract, OPCO earned revenues of $11.3 million for 2008.

w)
On September 10, 2009, we acquired from Teekay Corporation the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy, for a purchase price of $320 million. The purchase was financed through vendor financing made available by Teekay Corporation of $220 million. The remaining $100 million was paid in cash and financed from existing debt facilities. The $220 million vendor financing from Teekay Corporation was comprised of two tranches. The senior tranche was a $160 million short-term debt facility bearing interest at LIBOR plus a margin of 3.25%. The junior tranche of the vendor financing was a $60 million unsecured subordinated debt facility bearing interest at 10% per annum. For the year ended December 31, 2009, we incurred interest expense of $2.9 million in relation to the $220 million vendor financing from Teekay Corporation. In November 2009, we repaid $160 million of the Teekay Corporation vendor financing when we entered into a new $260 million revolving credit facility with a syndicate of banks. The new $260 million revolving credit facility is primarily secured by the Petrojarl Varg and an assignment of earnings from its contracts with Talisman Energy. In March 2010, we repaid the remaining $60 million of the Teekay Corporation vendor financing.

x)
At December 31, 2009, due from affiliates totaled $17.7 million (December 31, 2008 - $10.1 million), and due to affiliates totaled $39.9 million (December 31, 2008 — $8.7 million). Due to and from affiliates are non-interest bearing and unsecured and are expected to be settled within the next fiscal year in the normal course of operations.

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
In November 2007, Navion Offshore Loading AS, a subsidiary of OPCO, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field. The initial claim sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totalling NOK 256,000,000 (approximately USD$44 million). The Stavanger Conciliation Council referred the matter to the Stavanger District Court. In November 2009, a revised claim was received in the amount of NOK 213,000,000 (approximately USD $37 million).
The Partnership believes the likelihood of any losses relating to the claim is remote. OPCO believes that the charter contract relating to the Navion Hispania requires that StatoilHydro be responsible and indemnify OPCO for all losses relating to the damage to the Njord Bravo. OPCO and Teekay Corporation also maintain P&I insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Partnership believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by StatoilHydro, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify the Partnership, OPCO and OPCO’s subsidiaries for any losses they may incur in connection with this incident.
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

•
While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended with the approval of a majority of the outstanding common units.

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

•
We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance capital expenditures or anticipated cash needs.

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
Item 9. The Offer and Listing
Our common units are traded on the NYSE under the symbol “TOO”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Year Ended	2009	2008	2007	2006 (1)

High	$19.63	$26.46	$37.45	$26.77
Low	8.74	6.58	24.04	21.00

	Mar 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
Quarter Ended	2010	2009	2009	2009	2009	2008	2008	2008

High	$20.95	$20.06	$16.51	$14.32	$14.89	$14.05	$19.69	$24.35
Low	18.23	15.32	12.84	11.76	9.75	6.58	11.25	19.74

	Mar 31,	Feb 28,	Jan 31,	Dec. 31,	Nov. 30,	Oct. 31,
Months Ended	2010	2010	2010	2009	2009	2009

High	$20.54	$20.77	$20.95	$20.06	$17.89	$18.16
Low	18.63	18.23	18.98	17.65	15.32	15.77

(1)	Period beginning December 13, 2006.

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

c)
Amended and Restated Omnibus Agreement, dated December 19, 2006, among us, our general partner, Teekay Corporation, Teekay LNG and related parties. Please read Item 7 — Major Unitholders and Related Party Transactions — Certain Relationships and Related Party Transactions for a summary of certain contract terms.

d)
We, OPCO and certain of our and its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us, OPCO, and our and its operating subsidiaries with administrative, advisory, technical, strategic consulting services and ship management services for a reasonable fee that includes reimbursement of their direct and indirect expenses incurred in providing these services. Please read Item 7 — Major Unitholders and Related Party Transactions — Certain Relationships and Related Party Transactions for a summary of certain contract terms.

e)	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. Please read Item 6 — Directors, Senior Management and Employees for a summary of certain plan terms.
f)
Agreement, dated September 10, 2009, between Petrojarl Varg AS and Varg L.L.C., relating to the purchase of the Petrojarl Varg. See Item 7 — Major Unitholders and Related Party Transactions — Certain Relationships and Related Party Transactions for a summary.

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
Material U.S. Federal Income Tax Considerations
The following discussion summarizes certain material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations.
This discussion is limited to unitholders who hold their common units as a capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular unitholder in light of the unitholder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:
•	dealers in securities or currencies,
•	traders in securities that have elected the mark-to-market method of accounting for their securities,
•	persons whose functional currency is not the U.S. dollar,
•	persons holding our common units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,
•	certain U.S. expatriates,
•	financial institutions,
•	insurance companies,

•	persons subject to the alternative minimum tax,
•	persons that actually or under applicable constructive ownership rules own 10% or more of our common units; and
•	entities that are tax-exempt for U.S. federal income tax purposes.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common units, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing of the common units.
This discussion does not address the tax considerations arising under the laws of any state, local or other jurisdiction. Each unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common units.
United States Federal Income Taxation of U.S. Holders
As used herein, the term U.S. Holder means a beneficial owner of our common units that is a U.S. citizen or U.S. resident alien, a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate whose income is subject to U.S. federal income taxation regardless of its source, or a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.
Distributions
We have elected to be taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common units generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend; (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common units not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning after December 31, 2010 will be taxed at ordinary graduated tax rates.
Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend generally is a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10.0 percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of such dividend.
Newly enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay a 3.8 percent tax on, among other things, dividends for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership of our common units.
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75.0 percent of its gross income is “passive” income; or (ii) at least 50.0 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.
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
There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code, and a recent unofficial IRS pronouncement issued to provide guidance to IRS field employees and examiners, which cites the Tidewater decision favorably in support of the conclusion that income derived by foreign taxpayers from time chartering vessels engaged in the exploration for, or exploitation of, natural resources on the Outer Continental Shelf in the Gulf of Mexico is characterized as leasing or rental income for purposes of the income sourcing provisions of the Code. However, we believe that the nature of our time chartering activities, as well as our time charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

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
Additionally, as discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, U.S. Holders of PFICs may be subject to additional reporting requirements.
Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the holder’s timely filed U.S. federal income tax return (including extensions).
If a U.S. Holder has not made a timely QEF election with respect to the first year in the holder’s holding period of our common units during which we qualified as a PFIC, the holder may be treated as having made a timely QEF election by filing a QEF election with the holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the holder would otherwise recognize if the holder sold the holder’s common units on the “qualification date”. The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the holder’s holding period of our common units during which we qualified as a PFIC and the holder did not make the deemed sale election described above, the holder will also be subject to the more adverse rules described below.
A U.S. Holder’s QEF election will not be effective unless we annually provide the holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common units.
Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common units and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.
If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such holder held our common units and for which (i) we were not a QEF with respect to such holder and (ii) such holder did not make a timely mark-to-market election, such holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s common units exceeds the holder’s adjusted tax basis in the common units at the end of the first taxable year for which the mark-to-market election is in effect.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distribution received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years or, if shorter, the Non-Electing Holder’s holding period for the common units), and (ii) any gain realized on the sale, exchange or other disposition of units. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;
•
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•
the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.
U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.
Sale, Exchange or other Disposition of Common Units
Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss generally will be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
Newly enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay a 3.8 percent tax on, among other things, capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their disposition of our common units.
United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.
Distributions
Distributions we make to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we make will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions made to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.
Sale, Exchange or other Disposition of Common Units
The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common units generally is the same as described above regarding distributions. However, an individual Non-U.S. Holder may be subject to tax on gain resulting from the disposition of our common units if the holder is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meet certain other requirements.
Backup Withholding and Information Reporting
In general, payments of distributions or the proceeds of a disposition of common units to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:
•	fails to timely provide an accurate taxpayer identification number;
•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.
Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a return with the IRS.
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

Canadian Federal Income Tax Consequences. The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act), that we believe are relevant to holders of common units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty) are, at all relevant times, resident in the United States and entitled to all of the benefits of the Canada — U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.
A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by us to the U.S. Resident Holder in respect of such U.S. Resident Holder’s common units, provided that (a) we do not carry on business in Canada for purposes of the Canada Tax Act and (b) such U.S. Resident Holder does not hold such common units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.
A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gain from the sale, redemption or other disposition of such U.S. Resident Holder’s common units, provided that, for purposes of the Canada-U.S. Treaty, such common units do not, and did not at any time in the twelve-month period preceding the date of disposition, form part of the business property of a permanent establishment in Canada of such U.S. Resident Holder.
In this regard, we believe that our activities and affairs and the activities and affairs of OPCO, a Marshall Island Limited Partnership in which we own a 51% limited partnership interest, are conducted in a manner that both we and OPCO are not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of their common units. We intend that this is the case, notwithstanding that certain services will be provided to Teekay Offshore Partners L.P., OPCO and their operating subsidiaries, indirectly through arrangements with a subsidiary of Teekay Corporation that is resident and based in Bermuda, by Canadian service providers. However, we cannot assure this result.
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
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The tables below provide information about financial instruments as at December 31, 2009 that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date								Fair Value
	2010	2011	2012	2013	2014		Thereafter	Total	Asset/(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
U.S Dollar- denominated (2)
Variable rate	108.2	183.8	160.8	328.9	705.6		188.3	1,675.6	(1,559.2)	1.4%
Fixed rate	—	—	—	—	60.0	(4)	—	60.0	(60.0)	10%

Interest Rate Swaps:
Contract Amount (3)	68.1	108.7	214.2	119.9	40.3		663.5	1,214.7	(76.1)	3.9%
Average Fixed Pay Rate (2)	3.0%	2.7%	2.5%	2.6%	4.8%		4.8%	3.9%

(1)
Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of December 31, 2009 ranged from 0.45% to 3.25%.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at 6-month LIBOR.

(4)	The U.S. Dollar denominated term loan from Teekay Corporation was repaid in March 2010.
Foreign Currency Fluctuation Risk
Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Euros and Singapore Dollars. For the years ended December 31, 2009 and 2008, approximately 50.4% and 57.8%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We may continue to seek to hedge these currency fluctuation risks in the future. At December 31, 2009, we were committed to the following foreign currency forward contracts:

	Contract Amount in	Average	Expected Maturity
	Foreign Currency	Forward	(thousands of U.S. Dollars)
	(thousands)	Rate(1)	2010	2011
Norwegian Kroner	694,000	6.15	96,585	16,343
British Pound	53	0.53	99	—
Euro	19,622	0.71	24,611	3,194

			$121,295	$19,537

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had Norwegian Kroner-denominated deferred income taxes of approximately 94.5 million ($16.3 million) at December 31, 2009. Neither we nor OPCO has entered into any forward contracts to protect against currency fluctuations on any future taxes.
Commodity Price Risk
We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at December 31, 2009, we are not committed to any bunker fuel swap contracts.
Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds
None.
Item 15. Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (or the Exchange Act)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2009.
During 2009, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining for us adequate internal controls over financial reporting.
Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting includes those policies and procedures that, 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2009.
Our independent auditors, Ernst & Young LLP, an independent registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.
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
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2009 and 2008 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we or our predecessor paid or accrued for audit services provided by Ernst & Young LLP for 2009 and 2008.

Fees	2009	2008

Audit Fees (1)	$1,374,000	$1,355,500
Tax Fees (2)	51,000	3,400

Total	$1,425,000	$1,358,900

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings, including professional services in connection with the review of our regulatory filings for our follow-on offering of common units in August 2009. Audit fees also include $318,000 related to additional fees for the 2008 audit, which were not agreed until after we had filed our 2009 Annual Report on Form 20-F with the SEC on June 29, 2009.

(2)	For 2009 and 2008, respectively, tax fees principally included corporate tax compliance fees of $51,000 and $3,400.
The Audit Committee of our general partner’s Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2009.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing requirements of the New York Stock Exchange.

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
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)
1.3	Certificate of Formation of Teekay Offshore GP L.L.C. (1)
1.4	Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (1)
1.5	Certificate of Limited Partnership of Teekay Offshore Operating L.P. (1)
1.6	Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating Partners L.P. (1)
1.7	Certificate of Formation of Teekay Offshore Operating GP L.L.C. (1)
1.8	Amended and Restated Limited Liability Company Agreement of Teekay Offshore Operating GP L.L.C. (1)
4.1	Agreement, dated June 26, 2003, for a U.S $455,000,000 Revolving Credit Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks (1)
4.2	Agreement, dated October 2, 2006, for a U.S $940,000,000 Revolving Credit Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks (1)
4.3	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan (1)
4.4	Amended and Restated Omnibus Agreement (1)
4.5	Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited (3)
4.6	Advisory, Technical and Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited (3)
4.7	Administrative Services Agreement between Teekay Offshore Partners L.P. and Teekay Limited (3)
4.8	Agreement, dated September 10, 2009, between Petrojarl Varg AS and Varg L.L.C., relating to the purchase of the Petrojarl Varg.
8.1	List of Subsidiaries of Teekay Offshore Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Financial Officer
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

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Dated: April 30, 2010	By:	/s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and unitholders of
TEEKAY OFFSHORE PARTNERS L.P.
We have audited the accompanying consolidated balance sheets of Teekay Offshore Partners L.P. (or the Partnership) as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), changes in total equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Offshore Partners L.P. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements in 2009, the Partnership adopted an amendment to FASB ASC 810 Consolidation, related to the accounting for non-controlling interests in the consolidated financial statements.
As discussed in Note 1 to the consolidated financial statements, in 2009 the Partnership changed its method of presentation for realized and unrealized gain (loss) on non-designated derivative instruments.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay Offshore Partners L.P. internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
April 30, 2010	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and unitholders of
TEEKAY OFFSHORE PARTNERS L.P.
We have audited Teekay Offshore Partners L.P.’s (or the Partnership’s) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (or the COSO criteria). The Partnership’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.
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
The Partnership’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Partnership’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Partnership are being made only in accordance with authorizations of management and directors of the Partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Partnership’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Teekay Offshore Partners L.P., has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements of Teekay Offshore Partners L.P., and our report dated April 30, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
April 30, 2010	Chartered Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
REVENUES (including $148,319, $190,536, and $154,605 from related parties for 2009, 2008, and 2007, respectively — notes 11a, 11b, 11c, 11q and 11u)	821,856	968,908	878,656

OPERATING EXPENSES
Voyage expenses	111,026	225,029	151,637
Vessel operating expenses (including $544, ($782) and ($4,800) from related parties for 2009, 2008 and 2007, respectively — notes 11l, 11n, 11r, and 11v, note 12)	233,261	224,235	187,403
Time-charter hire expense (including $3,416 and $240 from related parties for 2009 and 2008, respectively — note 11t)	117,202	132,234	150,463
Depreciation and amortization	166,350	158,533	142,029
General and administrative (including $45,770, $58,362, and $63,718 for 2009, 2008 and 2007, respectively, from related parties — notes 11d, 11e, 11f, 11g, 11j and 11v, note 12)	58,016	69,519	70,278
Goodwill impairment charge (note 4)	—	127,403	—
Restructuring charge (note 9)	5,008	—	—

Total operating expenses	690,863	936,953	701,810

Income from vessel operations	130,993	31,955	176,846

OTHER ITEMS
Interest expense (including $9,313, $16,704 and $25,819 from related parties for 2009, 2008 and 2007, respectively, — notes 11s and 11v, note 6)	(43,319)	(85,169)	(111,120)
Interest income	1,236	4,157	6,062
Realized and unrealized gains (losses) on non-designated derivatives (including $6,842, ($37,244), and ($7,153) for 2009, 2008 and 2007, respectively, from related parties — note 11v, note 12)	53,560	(188,782)	(46,542)
Foreign currency exchange (loss) gain (note 12)	(6,151)	4,293	(9,760)
Other income — net (note 10)	8,918	11,929	10,398

Total other items	14,244	(253,572)	(150,962)

Income (loss) before income tax (expense) recovery	145,237	(221,617)	25,884
Income tax (expense) recovery (note 13)	(12,638)	62,344	(1,481)

Net income (loss)	132,599	(159,273)	24,403

Non-controlling interest in net income	57,490	10,863	37,573
Dropdown predecessor’s interest in net income (loss) (note 1)	11,378	(151,169)	(15,828)
General partner’s interest in net income	2,523	8,918	733
Limited partners’ interest in net income (loss)	61,208	(27,885)	1,925
Limited partners’ interest in net income (loss) per unit (note 16):
- Common unit (basic and diluted)	1.85	(0.65)	0.13
- Subordinated unit (basic and diluted)	1.80	(0.92)	0.13
- Total unit (basic and diluted)	1.84	(0.76)	0.13
Weighted average number of units outstanding:
- Common units (basic and diluted)	23,476,438	15,461,202	9,800,000
- Subordinated units (basic and diluted)	9,800,000	9,800,000	9,800,000
- Total units (basic and diluted)	33,276,438	25,261,202	19,600,000
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31, 2009	December 31, 2008
	$	$
ASSETS
Current
Cash and cash equivalents (note 6)	101,747	132,348
Accounts receivable	66,976	51,306
Net investment in direct financing leases — current (note 7)	20,641	22,941
Prepaid expenses	33,936	27,129
Due from affiliates (note 11w)	17,673	10,110
Current portion of derivative instruments (note 12)	6,152	—
Other current assets	1,399	2,585

Total current assets	248,524	246,419

Vessels and equipment (notes 6 and 7)
At cost, less accumulated depreciation of $993,330 (December 31, 2008 — $836,087)	1,917,248	2,028,150

Net investment in direct financing leases (note 7)	35,620	55,710
Derivative instruments (note 12)	2,195	—
Other assets	20,226	18,728
Intangible assets — net (note 4)	36,885	46,004
Goodwill (note 4)	127,113	127,113

Total assets	2,387,811	2,522,124

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	13,984	12,545
Accrued liabilities (note 5)	59,714	52,984
Due to affiliates (note 11w)	39,876	8,715
Current portion of derivative instruments (note 12)	31,852	66,135
Current portion of long-term debt (note 6)	108,159	125,503
Due to joint venture partners	—	21,019

Total current liabilities	253,585	286,901

Long-term debt (including a loan due to parent of $60,000 as at December 31, 2009) (note 6)	1,627,455	1,711,711
Deferred income tax (note 13)	16,481	12,648
Derivative instruments (note 12)	38,327	174,355
Other long-term liabilities	18,439	25,316

Total liabilities	1,954,287	2,210,931

Commitments and contingencies (notes 6, 7, 12 and 14)

Total equity
Partners’ equity	213,065	117,910
Non-controlling interest	219,692	201,383
Dropdown predecessor equity	—	13,811
Accumulated other comprehensive income (loss)	767	(21,911)

Total equity	433,524	311,193

Total liabilities and equity	2,387,811	2,522,124

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	132,599	(159,273)	24,403
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 12)	(110,177)	172,273	55,446
Depreciation and amortization	166,350	158,533	142,029
Deferred income tax expense (recovery)	8,246	(63,096)	1,481
Goodwill impairment charge	—	127,403	—
Foreign currency exchange loss (gain) and other	2,159	(17,373)	(238)
Change in non-cash working capital items related to operating activities (note 15)	10,900	15,619	(24,871)
Expenditures for drydocking	(41,864)	(29,075)	(49,053)

Net operating cash flow	168,213	205,011	149,197

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	279,575	259,255	321,769
Scheduled repayments of long-term debt	(34,948)	(73,331)	(17,328)
Prepayments of long-term debt	(426,090)	(138,085)	(152,000)
Net advances to affiliates	—	(46,544)	(42,935)
Repayments of joint venture partner advances	(21,532)	—	—
Joint venture partner advances	477	17,485	—
Equity contribution from joint venture partner	4,772	5,200	—
Contribution of capital from Teekay Corporation to Dropdown Predecessor relating to Petrojarl Varg (note 11v)	110,386	73,068	(50,468)
Purchase of Petrojarl Varg from Teekay Corporation (note 11v)	(100,000)	—	—
Proceeds from equity offering	109,227	216,837	—
Expenses of equity offering	(5,100)	(6,192)	(2,793)
Distribution to Teekay Corporation relating to purchase of SPT Explorer L.L.C. and SPT Navigator L.L.C. (note 11q)	—	(16,661)	—
Distribution to Teekay Corporation relating to purchase of Dampier LLC (note 11j)	—	—	(30,253)
Excess purchase price over the contributed basis of a 25% interest in Teekay Offshore Operating L.P. (note 11p)	—	(91,562)	—
Distribution to Teekay Corporation relating to purchase of Navion Bergen L.L.C. (note 11i)	—	—	(48,800)
Excess of purchase price over the contributed basis of a 50% interest in Navion Gothenburg L.L.C. (note 11i)	—	—	(6,358)
Cash distributions paid by subsidiaries to non-controlling interest	(61,065)	(71,976)	(78,107)
Cash distributions paid by the Partnership	(60,452)	(42,226)	(22,700)
Other	(5,089)	(1,500)	268

Net financing cash flow	(209,839)	83,768	(129,705)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(11,365)	(57,858)	(20,997)
Proceeds from sale of vessels and equipment	—	—	3,225
Investment in direct financing lease assets	(579)	(536)	(8,378)
Direct financing lease payments received	22,969	22,352	21,677
Purchase of a 25% interest in Teekay Offshore Operating L.P (note 11p)	—	(115,066)	—
Purchase of 35% of Petrojarl Varg by Teekay Corporation (note 11v)	—	(134,183)	—
Purchase of a 50% interest in Navion Gothenburg L.L.C. (note 11i)	—	—	(10,231)

Net investing cash flow	11,025	(285,291)	(14,704)

(Decrease) increase in cash and cash equivalents	(30,601)	3,488	4,788
Cash and cash equivalents, beginning of the year	132,348	128,860	124,072

Cash and cash equivalents, end of the year	101,747	132,348	128,860

Supplemental cash flow disclosure (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

							Accumulated
		PARTNERS’ EQUITY					Other	Non-
	Dropdown	Limited Partners				General	Comprehensive	controlling
	Predecessor	Common		Subordinated		Partner	Income (Loss)	Interest	Total
	Equity	Units	$	Units	$	$	$	$	$
Balance as at December 31, 2006	212,634	9,800	135,941	9,800	2,826	175	—	443,448	795,024

Net income	(15,828)		1,225		700	733		37,573	24,403
Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments (note 12)							281	794	1,075
Realized net loss on qualifying cash flow hedging instruments (note 12)							12	33	45
Pension adjustments, net of tax of $149 (note 17)							(248)	(134)	(382)

Comprehensive income									25,141

Contribution of foreign currency forward contracts from Teekay Corporation (note 11m)			16		89	4			109
Offering costs from public offering of limited partnership interests			(93)						(93)
Net change in parent’s equity in Dropdown Predecessor (note 15e)	(57,408)								(57,408)
Purchase of Navion Bergen LLC and Navion Gothenburg LLC from Teekay Corporation (note 11i)	(29,756)		(3,720)		(20,832)	(850)		10,078	(45,080)
Purchase of Dampier Spirit LLC from Teekay Corporation (note 11j)	(16,397)		(2,029)		(11,363)	(464)			(30,253)
Contribution of interest rate swap agreement from Teekay Corporation (note 11k)			(373)		(2,092)	(85)		318	(2,232)
Cash distributions			(11,123)		(11,123)	(454)		(78,107)	(100,807)

Balance as at December 31, 2007	93,245	9,800	119,844	9,800	(41,795)	(941)	45	414,003	584,401

Net loss	(151,169)		(19,049)		(8,836)	8,918		10,863	(159,273)
Other comprehensive loss:
Unrealized net gain on qualifying cash flow hedging instruments, net of tax of $1,017 (note 12)							(22,824)	(16,862)	(39,686)
Realized net loss on qualifying cash flow hedging instruments, net of tax of ($317) (note 12)							2,722	352	3,074
Pension adjustments, net of tax of $1,044 (note 17)							(2,686)		(2,686)

Comprehensive loss									(198,571)

Purchase of a 25% interest in Teekay Offshore Operating L.P. from Teekay Corporation (note 11p)			(30,025)		(58,846)	(3,657)	966	(115,065)	(206,627)
Proceeds from follow-on public offering and private placement of limited partnership interests, net of offering costs of $6,192 (note 2)		10,625	206,308			4,337			210,645
Net change in parent’s equity in Dropdown Predecessor (note 15e)	73,068						(134)	(25,132)	47,802
Purchase of SPT Explorer L.L.C. and SPT Navigator L.L.C. from Teekay Corporation (note 11q)	(1,333)		(5,231)		(10,253)	(638)			(17,455)
Equity contribution from joint venture partner								5,200	5,200
Cash distributions			(25,201)		(16,170)	(855)		(71,976)	(114,202)

Balance as at December 31, 2008	13,811	20,425	246,646	9,800	(135,900)	7,164	(21,911)	201,383	311,193

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF CHANGES TOTAL EQUITY
(in thousands of U.S. dollars and units)

							Accumulated
		PARTNERS’ EQUITY					Other	Non-
	Dropdown	Limited Partners				General	Comprehensive	controlling
	Predecessor	Common		Subordinated		Partner	Income (Loss)	Interest	Total
	Equity	Units	$	Units	$	$	$	$	$
Balance as at December 31, 2008	13,811	20,425	246,646	9,800	(135,900)	7,164	(21,911)	201,383	311,193

Net income (note 16)	11,378		43,546		17,662	2,523		57,490	132,599
Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments, net of tax of ($580) (note 12)							14,728	12,717	27,445
Realized net loss on qualifying cash flow hedging instruments, net of tax of ($207) (note 12)							5,107	4,395	9,502

Comprehensive income									169,546

Contribution of capital from Teekay Corporation to Dropdown Predecessor relating to Petrojarl Varg (note 11v)	110,386								110,386
Net liabilities of Dropdown Predecessor relating to Petrojarl Varg retained by Teekay Corporation on dropdown (note 11v)	172,174						2,843		175,017
Purchase of Petrojarl Varg from Teekay Corporation (note 11v)	(307,749)		(3,934)		(7,712)	(605)			(320,000)
Proceeds from follow-on public offering, net of offering costs (note 2)		7,475	101,942			2,185			104,127
Equity contribution from joint venture partner								4,772	4,772
Cash distributions			(40,129)		(17,640)	(2,683)		(61,065)	(121,517)

Balance as at December 31, 2009	—	27,900	348,071	9,800	(143,590)	8,584	767	219,692	433,524

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
As required by Financial Accounting Standards Board (or FASB) ASC 805, Business Combinations, the Partnership accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity is carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay Corporation.
In July 2007, the Partnership acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg, respectively. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, the Partnership acquired from Teekay Corporation its interest in the floating storage and off-take (or FSO) unit Dampier Spirit, along with its 7-year fixed-rate time-charter. In June 2008, the Partnership acquired from Teekay Corporation its interest in two 2008- built Aframax lightering tankers, the SPT Explorer and the SPT Navigator. The acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years). On September 10, 2009, the Partnership acquired from Teekay Corporation the floating production storage and offloading (or FPSO) unit, the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy. All of these transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s statement of income (loss), the Partnership’s statement of cash flows and the Partnership’s statement of changes in total equity for the years ended December 31, 2009, 2008 and 2007, and the Partnership’s balance sheets as at December 31, 2008 and 2007 have been retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor), from the date that the Partnership and acquired vessels were both under common control of Teekay Corporation and had begun operations. These vessels began operations on April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg), March 15, 1998 (Dampier Spirit), January 7, 2008 (SPT Explorer) and March 28, 2008 (SPT Navigator). Teekay Corporation acquired a 65% interest in the Petrojarl Varg on October 1, 2006, and acquired the remaining 35% interest on June 30, 2008. The June 2008 acquisition resulted in increases in vessels and equipment ($75.9 million), other non-current assets ($0.5 million), goodwill ($49.2 million), deferred income tax liability ($16.5 million), owner’s equity ($134.2 million) and a decrease in non-controlling interest of $25.1 million. The acquisition was financed with debt.
The effect of adjusting the Partnership’s financial statements to account for these common control transfers increased (decreased) the Partnership’s net income (loss) and increased (decreased) comprehensive income by $11.4 million and $13.4 million, respectively, for the year ended December 31, 2009, ($147.4) million (of which $3.7 million is attributable to non-controlling interests) and $(151.9) million, respectively, for the year ended December 31, 2008 and ($9.8) million (of which $6.1 million is attributable to non-controlling interests) and ($10.2) million, respectively, for the year ended December 31, 2007.
Teekay Corporation uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Dropdown Predecessor were in certain cases co-mingled with cash and cash equivalents from other operations of Teekay Corporation. This cash and cash equivalents are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of companies in the Dropdown Predecessor, which were acquired by the Partnership, are reflected as increases or decreases of advances from affiliates. Any other cash transactions from these bank accounts that were directly related to the operations of the Dropdown Predecessor are reflected as increases or decreases in owner’s equity.
For periods prior to the Partnership’s acquisition of the Petrojarl Varg, the vessel was used as collateral for certain credit facilities (the Varg Credit Facilities). The Petrojarl Varg’s pro-rata share of the Varg Credit Facilities has been allocated to the Dropdown Predecessor. The pro-rata share was determined using the relative fair value of the Varg Business compared to the fair value of all net assets used as collateral for these facilities. The Varg Credit Facilities were used directly to partially finance the purchase of the vessel. Interest has been allocated to the Dropdown Predecessor based on the Petrojarl Varg’s share of these facilities. In addition, Teekay Corporation used certain of its corporate facilities to finance the remaining portion of the acquisition of the Petrojarl Varg. Interest has been allocated to the Dropdown Predecessor based on the amount drawn on these facilities at the time of the acquisition and Teekay Corporation’s weighted average borrowing cost. In addition, Teekay Corporation has entered into certain interest rate swaps. The Varg’s pro-rata share of these interest rate swaps has been allocated to the Dropdown Predecessor. The pro-rata share was determined using the relative collateral fair values of the Varg Credit Facilities.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
For periods prior to the Partnership’s acquisition of the Petrojarl Varg, the operations of the vessel were generally subject to Norwegian tax. The operations of the vessel were carved out from a number of different subsidiaries of Teekay Corporation. Certain of these subsidiaries were a part of one or more Norwegian tax groups. Income tax attributable to the Petrojarl Varg has been allocated using the separate return method. Under this method, income tax is calculated as if the Petrojarl Varg had been in its own tax group and not part of the larger tax group. The income taxes attributable to the Petrojarl Varg in the Dropdown Predecessor reflect its historical tax status and do not reflect its change in tax status as a result of the Partnership’s acquisition. All net operating loss carryforwards related to the Petrojarl Varg in the Dropdown Predecessor, would be available to offset future taxable income of the Dropdown Predecessor in Norway. However, none of these loss carryforwards are available to be used by the Partnership subsequent to its acquisition of the Petrojarl Varg. Current tax payable related to Petrojarl Varg during the Dropdown Predecessor periods, is assumed to be paid by Teekay Corporation and has been reflected as an increase in owner’s equity.
General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated to the Dropdown Predecessor based on estimated use of resources. In addition, Teekay Corporation entered into certain foreign exchange forward contracts to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on its operating expenditures. A portion of these foreign exchange forward contracts have been accounted for as hedges and were allocated to the Dropdown Predecessor based on the relative amount of Norwegian Kroner expenditures from the Petrojarl Varg compared to Teekay’s other operations that the contracts were entered into for.
The consolidated financial statements reflect the consolidated financial position, results of operations and cash flows of the Partnership and its subsidiaries, including, as applicable, the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses, interest expense and realized and unrealized gains (losses) on non-designated derivative instruments were not identifiable as relating solely to each specific vessel. Amounts have been allocated to the Dropdown Predecessor for general and administrative expenses, interest expense and realized and unrealized gains (losses) on non-designated derivative instruments for the years ended December 31, 2009, 2008 and 2007, respectively. See note 11v. Management believes these allocations reasonably present the general and administrative expenses, interest expense, and realized and unrealized (losses) gains on non-designated derivative instruments of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay Corporation to the Dropdown Predecessor and such estimates may not be reflective of actual results.
The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP) and they include the accounts of the Partnership, the accounts of its wholly owned or controlled subsidiaries and the accounts of the Dropdown Predecessor. Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.
Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, primarily relating to the presentation of realized and unrealized gains (losses) on non-designated derivative instruments as further described in Note 12 of the notes to the consolidated financial statements.
Foreign currency
The consolidated financial statements are stated in U.S. dollars. The functional currency of the Partnership is U.S. dollars because the economic environment it operates in primarily uses the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income (loss).
Operating revenues and expenses
The Partnership recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenue during days that the vessel is off-hire. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Receipt of incentive-based revenue from the Partnership’s FPSO is dependent upon the operating performance of the vessel and such revenue is recognized when earned by fulfillment of the applicable performance criteria. All other revenues from voyage charters are recognized on a percentage of completion method. The Partnership used a discharge-to-discharge basis in determining percentage of completion for all voyage charters, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Partnership does not begin recognizing revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned and incurred, respectively, in subsequent periods. As at December 31, 2009 and 2008, there was no deferred revenue. As at December 31, 2009 and 2008, the deferred portion of expenses, which are included in prepaid expenses, was $17.9 million and $14.4 million, respectively.
Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
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
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, commencing from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessel for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2009, 2008, and 2007, totalled $131.8 million, $126.2 million, and $116.2 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.
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
Generally, the Partnership drydocks each shuttle tanker and conventional oil tanker every two and a half to five years. FSO and FPSO units are generally not drydocked. The Partnership capitalizes a portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking over the estimated useful life of the drydock. The Partnership includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve operating efficiency or extend the useful lives of the assets. Amortization of drydocking expenditures (including amortization attributable to the Dropdown Predecessor) for the year ended December 31, 2009, 2008 and 2007 totaled $25.5 million, $22.2 million, and $14.8 million, respectively.
Drydocking activity for the three years ended December 31, 2009 is summarized as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Balance at beginning of year	76,619	71,910	39,875
Cost incurred for drydocking	34,974	26,944	46,847
Drydock amortization	(25,459)	(22,235)	(14,812)

Balance at end of year	86,134	76,619	71,910

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Debt issuance costs
Debt issuance costs, including fees, commissions and legal expenses, are deferred and presented as other non-current assets. Debt issuance costs of revolving credit facilities are amortized on a straight-line basis over the term of the relevant facility. Debt issuance costs of term loans are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.
Goodwill and intangible assets
Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.
The Partnership’s intangible assets are amortized over their respective lives with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership generally does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts. (See Note 12.)
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
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in partners’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from partners’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged items may still possibly affect earnings, the gains and losses initially recognized in partners’ equity remain until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item. If the hedged items may no longer affect earnings, amounts recognized in partners’ equity are immediately transferred to earnings. Gains and losses from the Partnership’s hedge accounted foreign currency forward contracts are recorded primarily in vessel operating expenses and general and administrative expense.
For derivative financial instruments that are not designated or that do not qualify as hedges under FASB ASC 815, Derivatives and Hedging, as amended, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated derivative instruments are recorded in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income (loss).
Employee pension plans
The Dropdown Predecessor has defined benefit pension plans covering certain of its employees. The Dropdown Predecessor accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plan is recognized as assets or liabilities in the consolidated balance sheets. Gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs in the current period are recognized as a component of other comprehensive income (loss).
Income taxes
The Partnership’s Norwegian and Australian subsidiaries are subject to income taxes. The Partnership accounts for such taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Partnership’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense.
Adoption of new accounting pronouncements
In January 2009, the Partnership adopted an amendment to Financial Accounting Standards Board (FASB) ASC 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price, and those restructuring costs that an acquirer expected, but was not obligated to incur, be recognized separately from the business combination. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership’s adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.
In January 2009, the Partnership adopted an amendment to FASB ASC 810, Consolidation, which requires us to make certain changes to the presentation of our financial statements. This amendment requires that non-controlling interests in subsidiaries held by parties other than the partners be identified, labeled and presented in the statement of financial position within equity, but separate from the partners’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the partners and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). In addition, this amendment provides for consistency regarding changes in partners’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. Except for the presentation and disclosure provisions of this amendment, which were adopted retrospectively to the Partnership’s consolidated financial statements, this amendment was adopted prospectively.
Consolidated net income attributable to the Partners would have been different in 2009 had the amendment to FASB ASC 810 not been adopted. Losses attributable to the non-controlling interest that exceed the entities’ equity capital would have been charged against the majority interest, as there was no obligation of the non-controlling interest to cover such losses. However, if future earnings do materialize, the majority interest should have been credited to the extent of such losses previously absorbed. Pro forma consolidated net income attributed to non-controlling interest and to the limited partners and pro forma limited partners’ interest in income per unit had the amendment to FASB ASC 810 not been adopted are as follows:

Year Ended
December 31, 2009
$
Net income	132,599
Pro forma non-controlling interest in net income	53,612
Pro forma limited partners’ interest in net income	65,009

Pro forma limited partners’ interest in net income per unit:
Common unit (basic and diluted)	1.97
Subordinated unit (basic and diluted)	1.92
Total unit (basic and diluted)	1.95
In January 2009, the Partnership adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The Partnership’s adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.
In January 2009, the Partnership adopted an amendment to FASB ASC 815 Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Note 12 of the notes to the consolidated financial statements.
In January 2009, the Partnership adopted an amendment to FASB ASC 260, Earnings Per Share, which provides guidance on earnings-per-unit (or EPU) computations for all master limited partnerships (or MLPs) that distribute “available cash”, as defined in the respective partnership agreements, to limited partners, the general partner, and the holders of incentive distribution rights (or IDRs). MLPs will need to determine the amount of “available cash” at the end of the reporting period when calculating the period’s EPU. This amendment was applied retrospectively to all periods presented. See Note 16 of the notes to the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
In January 2009, the Partnership adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, which amends the factors that should be considered in developing assumptions relating to renewal or extension provisions used to determine the useful life of a recognized intangible asset. The adoption of the amendment did not have a material impact on the Partnership’s consolidated financial statements.
In January 2009, the Partnership adopted an amendment to FASB ASC 323, Investments — Equity Method and Joint Ventures, which addresses the accounting for the acquisition of equity method investments, for changes in value and changes in ownership levels. The adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.
In April 2009, the Partnership adopted an amendment to FASB ASC 825, Financial Instruments, which requires disclosure of the fair value of financial instruments to be disclosed on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments (see Note 8).
In April 2009, the Partnership adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. In February 2010, the FASB further amended FASB ASC 855 to require a SEC filer to evaluate subsequent events through the date the financial statements are issued and to exempt a SEC filer from disclosing the date through which subsequent events have been evaluated. The adoption of this amendment did not have a material impact on the consolidated financial statements (see Note 19).
In June 2009, the FASB issued the FASB ASC effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. The Partnership adopted the ASC on July 1, 2009 and incorporated it in the Partnership’s notes to the consolidated financial statements.
In October 2009, the Partnership adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. The adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.
2.	Public Offerings
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
On August 4, 2009, the Partnership completed a follow-on public offering of 6.5 million common units at a price of $14.32 per unit, for gross proceeds of $95.0 million (including the general partner’s $1.9 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 975,000 units on August 4, 2009, providing additional gross proceeds of $14.2 million (including the general partner’s $0.3 million proportionate capital contribution). The Partnership used the total net proceeds of approximately $104.1 million from the equity offering to reduce amounts outstanding under one of its revolving credit facilities.
On March 22, 2010, the Partnership completed a follow-on offering of 4.4 million common units (see Note 19(b)).
3.	Segment Reporting
The Partnership is engaged in the international marine transportation of crude oil through the operation of its oil tankers, FSO units and FPSO unit. The Partnership’s revenues are earned in international markets.
The Partnership has four reportable segments: its shuttle tanker segment; its conventional tanker segment; its FSO segment, and its FPSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FPSO segment consists of its FPSO unit subject to operations and charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10.0% of the Partnership’s consolidated revenues during the periods presented.

	Year Ended	Year Ended	Year Ended
(U.S. dollars in millions)	December 31, 2009	December 31, 2008	December 31, 2007
StatoilHydro ASA (1) (2)	$248.5 or 30%	$320.7 or 33%	$309.6 or 35%
Teekay Corporation (3)	$148.3 or 18%	$181.9 or 19%	$154.6 or 18%
Petrobras Transporte S.A (1) (2)	$119.1 or 15%	$115.7 or 12%	$100.8 or 12%
Talisman Energy Inc(4)	$100.0 or 12%	$96.4 or 10%	$93.5 or 11%

(1)	Shuttle tanker segment.

(2)	Statoil ASA and Petrobras Transporte S.A. are international oil companies.

(3)	Shuttle tanker, conventional tanker and FSO segments.

(4)	FPSO segment.
The following tables include results for these segments for the periods presented in these consolidated financial statements.

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment	Segment	Segment	Segment	Total
Year Ended December 31, 2009	$	$	$	$	$

Revenues	534,464	124,659	62,706	100,027	821,856
Voyage expenses	85,197	24,494	1,335	—	111,026
Vessel operating expenses	140,751	23,503	26,569	42,438	233,261
Time charter hire expense	117,202	—	—	—	117,202
Depreciation and amortization	98,013	24,042	21,763	22,532	166,350
General and administrative (1)	43,808	5,396	3,097	5,715	58,016
Restructuring charge	4,734	274	—	—	5,008

Income from vessel operations	44,759	46,950	9,942	29,342	130,993

Expenditures for vessels and equipment (2)	10,341	1,024	—	—	11,365
Expenditures for drydock	29,822	1,644	3,508	—	34,974

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment	Segment	Segment	Segment	Total
Year Ended December 31, 2008	$	$	$	$	$

Revenues	650,896	153,200	68,396	96,416	968,908
Voyage expenses	169,578	53,722	1,729	—	225,029
Vessel operating expenses	130,033	25,156	26,845	42,201	224,235
Time charter hire expense	132,234	—	—	—	132,234
Depreciation and amortization	91,846	22,901	23,690	20,096	158,533
General and administrative (1)	50,102	8,674	3,560	7,183	69,519
Goodwill impairment	—	—	—	127,403	127,403

Income (loss) from vessel operations	77,103	42,747	12,572	(100,467)	31,955

Expenditures for vessels and equipment (2)	53,231	3,648	979	—	57,858
Expenditures for drydock	20,574	7,355	(985)	—	26,944

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment	Segment	Segment	Segment	Total
Year Ended December 31, 2007	$	$	$	$	$

Revenues	590,611	135,922	58,670	93,453	878,656
Voyage expenses	114,157	36,594	886	—	151,637
Vessel operating expenses	104,128	24,175	21,676	37,424	187,403
Time charter hire expense	150,463	—	—	—	150,463
Depreciation and amortization	86,502	21,324	16,544	17,659	142,029
General and administrative (1)	50,835	7,828	3,800	7,815	70,278

Income from vessel operations	84,526	46,001	15,764	30,555	176,846

Expenditures for vessels and equipment (2)	18,189	1,998	11,041	—	31,228
Expenditures for drydock	27,622	9,235	9,990	—	46,847

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Excludes non-cash investing activities (see Note 15).
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Shuttle tanker segment	1,516,988	1,584,473	1,653,690
Conventional tanker segment	317,690	332,705	264,665
FSO segment	103,622	116,789	128,626
FPSO segment	324,912	341,172	368,819
Unallocated
Cash and cash equivalents	101,747	132,348	128,860
Accounts receivable and other assets	22,852	14,637	15,700

Consolidated total assets	2,387,811	2,522,124	2,560,360

4.	Goodwill and Intangible Assets
a)	Goodwill
The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 and 2007 are as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Balance at beginning of year (1)	127,113	209,470	213,876
Goodwill acquired	—	49,174	—
Reduction of deferred tax valuation allowance	—	(4,128)	(4,406)
Goodwill impairment (2)	—	(127,403)	—

Balance at end of year (1)	127,113	127,113	209,470

(1)
The carrying amount of goodwill for the shuttle tanker segment was $127.1 million as at December 31, 2009, 2008, and 2007 and January 1, 2007. The carrying amount of goodwill for the FPSO segment was $82.4 million as at December 31, 2007 and $86.8 million as at January 1, 2007.

(2)
During the fourth quarter of 2008, sufficient indicators of impairment existed, including a significant and sustained decline in Teekay Corporation’s market capitalization below book value, deteriorating market conditions and tightening credit markets, such that the parent of the Dropdown Predecessor performed an interim goodwill impairment test as of December 31, 2008.

Fair value of the reporting unit is estimated using a discounted cash flow model that estimates fair value based upon estimated future cash flows discounted to their present value using Teekay Corporation’s estimated weighted average cost of capital. The fair value may vary depending on the assumptions and estimates used, most significantly the discount rate applied. Based on the analysis performed, a goodwill impairment of $127.4 million was recognized in the statement of income (loss) for the year ended December 31, 2008.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
b)	Intangible Assets
As at December 31, 2009, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	$	$	$
Contracts of affreightment (shuttle tanker segment)	124,250	(88,016)	36,234
Time-charter contracts (FPSO segment)	353	(92)	261
Other intangible assets (FPSO segment)	390	—	390

	124,993	(88,108)	36,885

As at December 31, 2008, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	$	$	$
Contracts of affreightment (shuttle tanker segment)	124,250	(78,960)	45,290
Time-charter contracts (FPSO segment)	353	(29)	324
Other intangible assets (FPSO segment)	390	—	390

	124,993	(78,989)	46,004

Aggregate amortization expense of intangible assets for the year ended December 31, 2009 was $9.1 million (2008 — $10.1 million, 2007 — $11.1), included in depreciation and amortization on the consolidated statements of income (loss). Amortization of intangible assets for the next five years subsequent to December 31, 2009 is expected to be $8.1 million (2010), $7.0 million (2011), $6.0 million (2012), $5.0 million (2013), and $4.0 million (2014).
5.	Accrued Liabilities

	December 31, 2009	December 31, 2008
	$	$

Voyage and vessel	45,963	38,988
Interest	11,559	11,994
Payroll and benefits	2,192	2,002

	59,714	52,984

6.	Long-Term Debt

	December 31, 2009	December 31, 2008
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,406,974	1,314,264
U.S. Dollar-denominated Term Loan Due to Parent	60,000	—
U.S. Dollar-denominated Debt allocated from Parent of Dropdown Predecessor	—	270,778
U.S. Dollar-denominated Term Loans due through 2017	268,640	252,172

	1,735,614	1,837,214
Less current portion	108,159	125,503

Total	1,627,455	1,711,711

As at December 31, 2009, the Partnership had eight long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1.59 billion, of which $183.9 million was undrawn. The total amount available under the revolving credit facilities reduces by $164.1 million (2010), $173.3 million (2011), $183.0 million (2012), $329.5 million (2013), $638.0 million (2014) and $102.9 million (thereafter). Five of the revolving credit facilities are guaranteed by certain subsidiaries of the Partnership for all outstanding amounts and contain covenants that require Teekay Offshore Operating L.P. (or OPCO) to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. One of the revolving credit facilities are guaranteed by the Partnership for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. The remaining revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 34 of the Partnership’s vessels, together with other related security.
The Partnership has a U.S. Dollar-denominated term loan outstanding from Teekay Corporation, which, as at December 31, 2009, totaled $60 million. The $60 million unsecured subordinated debt facility bears interest at a fixed rate of 10.00% and matures at the earlier of the date the Partnership receives sufficient net proceeds from an equity offering to repay this tranche, and a term of five years. This amount was repaid after year end (see Note 19(b)).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As at December 31, 2008, the Dropdown Predecessor had $270.8 million of long-term debt, which was allocated from corporate revolving credit facilities of Teekay Corporation. (See Note 1). This long-term debt was retained by Teekay Corporation on the acquisition of the Petrojarl Varg on September 10, 2009. (See Note 11v).
As at December 31, 2009, the Partnership’s six 50%-owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $268.6 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2017. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2009, the Partnership had guaranteed $86.2 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $182.4 million.
Interest payments on the revolving credit facilities and the term loans (excluding the term loan due to parent) are based on LIBOR plus a margin. At December 31, 2009, the margins ranged between 0.45% and 3.25%. At December 31, 2008 the margins ranged between 0.45% and 0.95%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at December 31, 2009 was 1.4% (December 31, 2008 — 3.4%). This rate does not include the effect of the Partnership’s interest rate swaps (See Note 12).
The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2009 are $108.2 million (2010), $183.8 million (2011), $160.8 million (2012), $328.9 million (2013), $765.6 million (2014), and $188.3 million (thereafter).
As at December 31, 2009 the Partnership was in compliance with all covenants in the credit facilities and long-term debt.
7.	Leases
Charters-out
Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The cost, accumulated depreciation and carrying amount of the vessels employed on operating leases at December 31, 2009 was $2.3 billion, $0.8 billion and $1.5 billion, respectively. As at December 31, 2009, minimum scheduled future revenues under time charters and bareboat charters to be received by the Partnership, then in place were approximately $1.6 billion, comprised of $416.2 million (2010), $304.9 million (2011), $252.3 million (2012), $178.6 million (2013), $111.7 million (2014) and $358.6 million (thereafter).
The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance.
Direct Financing Lease
Leasing of the VOC equipment is accounted for as direct financing leases. As at December 31, 2009, the minimum lease payments receivable under the direct financing leases approximated $65.2 million (2008 — $94.5 million), including unearned income of $9.0 million (2008 — $15.9 million). As at December 31, 2009, future scheduled payments under the direct financing leases to be received by the Partnership, then in place were approximately $65.2 million, comprised of $25.4 million (2010), $21.3 million (2011), $15.1 million (2012), $2.4 million (2013) and $1.0 million (2014).
Charters-in
As at December 31, 2009, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $227.1 million, comprised of $74.0 million (2010), $58.7 million (2011), $42.9 million (2012), $31.4 million (2013), $13.5 million (2014) and $6.6 million (thereafter). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.
8.	Fair Value of Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets.
Due to / from affiliates — The fair value of the amounts due to and from affiliates approximate their carrying amounts reported in the accompanying consolidated balance sheets due to the current nature of the balances.
Long-term debt — The fair values of the Partnership’s variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.
Due to joint venture partners and Due to parent — The fair value of the Partnership’s loans from joint venture partners and loan from parent approximates their carrying amounts reported in the accompanying consolidated balance sheets.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
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
The Partnership categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for these financial instruments that are measured at fair value on a recurring basis are as follows:

		December 31, 2009		December 31, 2008
		Carrying	Fair	Carrying	Fair
		Amount	Value	Amount	Value
	Fair Value	Asset	Asset	Asset	Asset
	Hierarchy	(Liability)	(Liability)	(Liability)	(Liability)
	Level(1)	$	$	$	$
Cash and cash equivalents
Cash and cash equivalents		101,747	101,747	132,348	132,348
Due from affiliate (note 11w)		17,673	17,673	10,110	10,110
Due to affiliate (note 11w)		(39,876)	(39,876)	(8,715)	(8,715)
Long-term debt		(1,675,614)	(1,559,210)	(1,837,214)	(1,747,386)
Loan due to Parent		(60,000)	(60,000)	—	—
Due to joint venture partners		—	—	(21,019)	(21,019)
Derivative instruments (note 12)
Interest rate swap agreements(2)	Level 2	(76,072)	(76,072)	(202,479)	(202,479)
Foreign currency forward contracts	Level 2	6,192	6,192	(41,424)	(41,424)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)
The fair value of the Partnership’s interest rate swap agreements includes $8.0 million of accrued interest as at December 31, 2009 ($3.4 million at December 31, 2008), which is recorded in accrued liabilities on the balance sheet.

The Partnership has determined that there were no non-financial assets or non-financial liabilities carried at fair value at December 31, 2009 and 2008.
9.	Restructuring Charge
During the year ended December 31, 2009, the Partnership commenced the reflagging of seven of its vessels from Norwegian flag to Bahamian flag and changing the nationality mix of its crews. Under this plan, the Partnership incurred restructuring charges consisting primarily of one-time termination benefits of $4.7 million during 2009. At December 31, 2009, $1.2 million of restructuring liability is recorded in accrued liabilities on the balance sheet.
10.	Other Income — Net

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Volatile organic compound emissions plant lease income (note 7)	6,970	9,727	10,960
Miscellaneous	1,948	2,202	(562)

Other income — net	8,918	11,929	10,398

11.	Related Party Transactions and Balances
a)
Nine of OPCO’s conventional tankers are employed on long-term time-charter contracts with a subsidiary of Teekay Corporation. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate plus a 4.5% margin. Pursuant to these time-charter contracts, OPCO earned revenues of $114.7 million, $144.5 million and $128.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
b)
Two of OPCO’s shuttle tankers are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $12.4 million, $14.8 million and $14.2 million during the years ended December 31, 2009, 2008 and 2007, respectively.

c)
Two of OPCO’s FSO units are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $11.2 million, $11.2 million and $12.0 million during the years ended December 31, 2009, 2008 and 2007, respectively.

d)
A subsidiary of Teekay Corporation has entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. Pursuant to this agreement, during the years ended December 31, 2009, 2008 and 2007, OPCO earned management fees of $3.2 million, $3.3 million and $3.3 million, respectively.

e)
Eight of OPCO’S Aframax conventional oil tankers, two FSO units and the FPSO unit are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Partnership incurred general and administrative expenses of $5.3 million, $3.5 million and $4.5 million during the years ended December 31, 2009, 2008, and 2007, respectively.

f)
The Partnership, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, advisory and technical services and ship management services. Pursuant to these service agreements, the Partnership incurred $39.7 million, $50.3 million and $53.0 million, respectively, of these costs during the December 31, 2009, 2008, and 2007, respectively.

g)
Pursuant to the Partnership’s partnership agreement, the Partnership reimburses the General Partner for all expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. During the years ended December 31, 2009, 2008 and 2007, the Partnership incurred $0.5 million, $0.6 million and $0.8 million of these costs, respectively.

h)
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

i)
In July 2007, the Partnership acquired interests in two double-hull shuttle tankers from Teekay Corporation for a total cost of $159.1 million, including assumption of debt of $93.7 million and the related interest rate swap agreement. The Partnership acquired Teekay Corporation’s 100% interest in the 2000-built Navion Bergen and its 50% interest in the 2006-built Navion Gothenburg, together with their respective 13-year, fixed-rate bareboat charters to Petroleo Brasileiro S.A. The purchases were financed with one of the Partnership’s existing revolving credit facilities and the assumption of debt. The excess of the proceeds paid by the Partnership over Teekay Corporation’s depreciated historical cost was accounted for as an equity distribution to Teekay Corporation of $25.4 million.

j)
In October 2007, the Partnership acquired from Teekay Corporation an FSO unit, the Dampier Spirit, along with its 7-year fixed-rate time-charter to Apache Corporation, for a total cost of $30.3 million. The purchase was financed with one of the Partnership’s existing revolving credit facilities. The excess of the proceeds paid by the Partnership over Teekay Corporation’s depreciated historical cost was accounted for as an equity distribution to Teekay Corporation of $13.9 million.

During the year ended December 31, 2007, $0.9 million of general and administrative expenses attributable to the operations of the Dampier Spirit were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.
k)
In December 2007, Teekay Corporation contributed a $65.6 million, nine-year, 4.98% interest rate swap agreement (used to hedge the debt assumed in the purchase of the Navion Bergen) having a fair value liability of $2.6 million (Note 12), to the Partnership for no consideration and was accounted for as an equity distribution to Teekay Corporation.

l)
In December 2007, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to the Offering, totalling $4.8 million, including the settlement of a customer dispute in respect of vessels delivered prior to the Offering and other costs.

m)
In January 2007, Teekay Corporation contributed foreign exchange contracts for the forward purchase of a total of Australian Dollars 4.5 million having a fair value asset of $0.1 million, net of non-controlling interest, to OPCO for no consideration and was accounted for as an equity contribution from Teekay Corporation. The foreign currency forward contracts matured by December 2007.

n)
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

o)	In March 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation for proceeds equal to its net book value of $1.4 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
p)
Concurrently with the closing of the Partnership’s follow-on offering on June 18, 2008, the Partnership acquired from Teekay Corporation an additional 25% interest in OPCO for $205.5 million, thereby increasing the Partnership’s ownership interest in OPCO to 51%. The Partnership financed the acquisition with the net proceeds from the follow-on offering and a concurrent private placement of common units to Teekay Corporation. See Note 2. In connection with the valuation of the purchase of the additional 25% interest in OPCO, the Partnership incurred a fairness opinion fee of $1.1 million. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value for the 25% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $91.6 million.

q)
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

Pursuant to the bareboat charters for the vessels, OPCO earned revenues of $9.9 million for the year ended December 31, 2009 and $8.7 million for the year ended December 31, 2008 (including revenues earned as part of the Dropdown Predecessor prior to OPCO’s acquisition of the vessels — see Note 1).
r)
In June 2008, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to the Partnership’s Offering in December 2006, totalling $0.7 million, primarily relating to the settlement of repair costs not covered by insurance providers for work performed in early 2006 on two of OPCO’s shuttle tankers.

s)
During the year ended December 31, 2007, $1.2 million of interest expense attributable to the operations of the Navion Bergen was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

t)
From December 2008 to June 2009, OPCO entered into a bareboat charter contract to in-charter one shuttle tanker from a subsidiary of Teekay Corporation. Pursuant to the charter contract, OPCO incurred time-charter hire expenses of $3.4 million and $0.2 million during the years ended December 31, 2009 and 2008, respectively.

u)
During August 2008, two of OPCO’s in-chartered shuttle tankers were employed on a single-voyage charter with a subsidiary of Teekay Corporation. Pursuant to this charter contract, OPCO earned revenues of $11.3 million for the year ended December 31, 2008.

v)
On September 10, 2009, the Partnership acquired from Teekay Corporation the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy, for a purchase price of $320 million. The purchase price of $320 million is accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price is greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The purchase was financed through vendor financing made available by Teekay Corporation of $220 million. The remaining $100 million was paid in cash and financed from existing debt facilities. The $220 million vendor financing from Teekay Corporation was comprised of two tranches. The senior tranche was a $160 million short-term debt facility bearing interest at LIBOR plus a margin of 3.25% and was repaid in November 2009. The junior tranche of the vendor financing was a $60 million unsecured subordinated debt facility bearing interest at 10% per annum and was repaid in March 2010. For the year ended December 31, 2009, the Partnership incurred interest expense of $2.9 million in relation to the $220 million vendor financing from Teekay Corporation. (See Notes 1 and 6).

On the dropdown, all assets and liabilities of the Petrojarl Varg operations, except for the vessel and the contract with Talisman Energy, were retained by Teekay Corporation. These net liabilities retained by Teekay Corporation totalled $175.0 million and are accounted for as a non-cash equity contribution from Teekay Corporation.
The following costs attributable to the operations of the Petrojarl Varg were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor. The basis of allocation is explained in note 1.
•
General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) of $3.9 million, $6.6 million, and $7.8 million, for the years ended December 31, 2009, 2008 and 2007, respectively, has been allocated to the Partnership.

•
Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Petrojarl Varg of $6.5 million, $16.7 million and $24.6 million, respectively, for the years ended December 31, 2009, 2008, and 2007, has been allocated to the Partnership.

•
Teekay Corporation entered into interest rate swaps to offset increases or decreases in the variable-rate interest payments of the credit facilities that were used to finance the acquisition of the Petrojarl Varg. The realized and unrealized gains (losses) on these interest rate swaps allocated to the Partnership were $6.2 million, ($35.7) million and ($11.2) million, respectively, for the years ended December 31, 2009, 2008 and 2007. These amounts are reflected in the realized and unrealized gains (losses) on non-designated derivative instruments.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
•
Teekay Corporation entered into foreign exchange forward contracts into to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on operating expenses of the Petrojarl Varg. These foreign exchange forward contracts have been allocated to the Partnership. For the year ended December 31, 2009, the amount of the gain (loss) allocated to the Partnership was $3.4 million, of which ($0.5) million is reflected in vessel operating expenses, $0.4 million in general and administrative expenses, $0.7 million in realized and unrealized gains (losses) on non-designated derivative instruments and $2.8 million in other comprehensive income. For the year ended December 31, 2008, a loss of ($5.4) million was allocated, of which ($0.7) million is reflected in vessel operating expenses, ($0.6) million in general and administrative expenses, ($1.6) million in realized and unrealized gains (losses) on non-designated derivative instruments and ($2.5) million in other comprehensive loss. For the year ended December 31, 2007, a gain of $4.1 million was allocated, all of which was reflected in realized and unrealized gains (losses) on non-designated derivative instruments.

•
Teekay Corporation uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Petrojarl Varg, prior to the acquisition of the vessel by the Partnership, were in certain cases, co-mingled with cash and cash equivalents from other operations of Teekay Corporation. Cash and cash equivalents in co-mingled bank accounts are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of the Dropdown Predecessor are reflected in these financial statements as increases or decreases in Dropdown Predecessor Equity. The net amount of these equity contributions were $110.4 million for the period from January 1, 2009 to September 9, 2009 and $73.1 million and ($50.5) million, respectively, for the years ended December 31, 2008 and 2007.

w)
At December 31, 2009, due from affiliates totaled $17.7 million (December 31, 2008 - $10.1 million) and due to affiliates totaled $39.9 million (December 31, 2008 — $8.7 million). Due to and from affiliates are non-interest bearing and unsecured and are expected to be settled within the next fiscal year in the normal course of operations.

12.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.
Foreign Exchange Risk
The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. These foreign currency forward contracts are generally designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.
As at December 31, 2009, the Partnership was committed to the following foreign currency forward contracts:

		Fair Value / Carrying
	Contract Amount in	Amount of Asset (Liability)		Average	Expected Maturity
	Foreign Currency	(thousands of U.S. Dollars)		Forward	2010	2011
	(thousands)	Hedge	Non-hedge	Rate(1)	(in thousands of U.S. Dollars)
Norwegian Kroner	694,000	5,934	(18)	6.15	96,585	16,343
British Pound	53	(15)	—	0.53	99	—
Euro	19,622	636	(345)	0.71	24,611	3,194

		$6,555	$(363)		$121,295	$19,537

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
Interest Rate Risk
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As at December 31, 2009, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /	Weighted-
			Carrying	Average
	Interest	Principal	Amount of	Remaining	Fixed Interest
	Rate	Amount	Liability(3)	Term	Rate
	Index	$	$	(Years)	(%)(1)
U.S. Dollar-denominated interest rate swaps	LIBOR	500,000	34,995	9.4	4.2
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	714,692	41,077	7.2	3.7

		1,214,692	76,072

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2009, ranged from 0.45% and 3.25%.

(2)	Principal amount reduces quarterly or semi-annually.

(3)	The fair value of the Partnership’s interest rate swap agreements includes $8.0 million of accrued interest which is recorded in accrued liabilities on the balance sheet.
Tabular disclosure
The effect of cash flow hedging relationships relating to foreign currency forward contracts on the statement of income (loss) for the year ended December 31, 2009 is as follows:

Effective Portion
Amount of gain
recognized in Other	Loss reclassified from Accumulated Other
Comprehensive	Comprehensive Income		Ineffective Portion
Income		Amount		Amount of gain
($)	Location	($)	Location	($)
28,025	Vessel operating expenses	(6,775)	Vessel operating expenses	2,492
	General and administrative	(2,934)	General and administrative	3,383
As at December 31, 2009, the Partnership’s accumulated other comprehensive income included $0.8 million of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at December 31, 2009, the Partnership estimated, based on the current foreign exchange rates, that it would reclassify approximately $0.6 million of net gains on foreign currency forward contracts from accumulated other comprehensive gain to earnings during the next 12 months.
Realized and unrealized gains (losses) of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivatives in the consolidated statements of income (loss). The effect of the gain (loss) on derivatives not designated as hedging instruments on the statement of income (loss) for the year ended December 31, 2009 is as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Realized losses relating to:
Interest rate swaps	(46,546)	(19,663)	6,379
Foreign currency forward contract	(4,196)	1,972	2,296

	(50,742)	(17,691)	8,675

Unrealized gains relating to:
Interest rate swaps	99,740	(163,291)	(57,357)
Foreign currency forward contracts	4,562	(7,800)	2,140

	104,302	(171,091)	(55,217)

Total realized and unrealized gains on non-designated derivative instruments	53,560	(188,782)	(46,542)

Realized and unrealized (losses) gains of ($1.9) million and $0.1 million, relating to foreign currency forwards contracts for the years ended December 31, 2008 and 2007, respectively, were reclassified from general and administrative expenses to realized and unrealized gains (losses) on non-designated derivatives for comparative purposes. Realized and unrealized losses of ($2.4) million and $0.3 million relating to foreign currency forwards contracts for the years ended December 31, 2008 and 2007, respectively, were reclassified from vessel operating expenses to realized and unrealized gains (losses) on non-designated derivatives for comparative purposes.
Realized and unrealized losses of ($147.3) million and ($39.8) million, respectively relating to interest rate swaps for the years ended December 31, 2008 and 2007 were reclassified from interest expense to realized and unrealized gain on non-designated derivatives for comparative purposes.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
13.	Income Taxes
The significant components of the Partnership’s deferred tax liabilities and assets are as follows:

	December 31, 2009	December 31, 2008
	$	$
Deferred tax assets:
Tax losses carried forward(1)	64,023	62,068
Provisions	514	2,536
Derivative instruments	—	2,234
Unfavorable contract	—	1,206

Total deferred tax assets:	64,537	68,044

Deferred tax liabilities:
Vessels and equipment	48,690	62,856
Long-term debt	29,599	11,505
Other	2,729	—

Total deferred tax liabilities	81,018	74,361

Net deferred tax liabilities (2)	16,481	6,317

Current portion	—	—

Long-term portion of net deferred tax liabilities	16,481	6,317

Disclosed in:
Other assets	—	6,331
Deferred income tax	(16,481)	(12,648)

Net deferred tax liabilities	(16,481)	(6,317)

(1)	The net operating loss carryforwards of $227.6 million are available to offset future taxable income in the applicable jurisdictions, and can be carried forward indefinitely.

(2)	The change in the net deferred tax liabilities is related to the change in temporary differences and foreign exchange gains.
Substantially all of the Partnership’s net income (loss) resulted from the operations of subsidiaries that were subject to income taxes in their countries of incorporation.
The components of the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Current — Foreign	(4,392)	(752)	—
Deferred — Foreign	(8,246)	63,096	(1,481)

Income tax (expense) recovery	(12,638)	62,344	(1,481)

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

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Net income (loss) before taxes	145,237	(221,617)	25,884
Net income (loss) not subject to taxes	280,553	(470,065)	176,944

Net income (loss) subject to taxes	(135,316)	248,448	(151,060)

At applicable statutory tax rates	(43,247)	61,227	(49,775)
Permanent differences and adjustments related to currency differences	55,885	(123,571)	51,256

Tax expense (recovery) related to current year	12,638	(62,344)	1,481

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following is a tabular reconciliation of the Partnership’s total amount of unrecognized tax benefits at the beginning and end of 2009:

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007

Balance of unrecognized tax benefits as at January 1,	—	—	—
Increases for positions related to prior years	5,049	—	—
Increases for positions related to the current year	467	—	—

Balance of unrecognized tax benefits as at December 31,	5,516	—	—

The Partnership does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2007 through 2009 remain open to examination by some of the taxing jurisdictions in which the Partnership is subject to tax.
The interest and penalties on unrecognized tax benefits included in the tabular reconciliation above were not material.
14.	Commitments and Contingencies
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
15.	Supplemental Cash Flow Information
a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$

Accounts receivable	(27,446)	(4,019)	(8,534)
Prepaid expenses and other assets	(6,476)	13,590	(1,855)
Accounts payable and accrued liabilities	21,224	4,100	(5,065)
Advances from (to) affiliate	23,598	1,948	(9,417)

	10,900	15,619	(24,871)

b)
Cash interest paid (including interest paid by the Dropdown Predecessor and realized losses on interest rate swaps) during the years ended December 31, 2009, 2008, and 2007 totaled $85.5 million $97.7 million, and $96.7 million, respectively.

c)	Taxes paid (including taxes paid by the Dropdown Predecessor) during the years ended December 31, 2009, 2008 and 2007 totaled ($0.4 million), $1.1 million and $1.8 million, respectively.
d)
The Partnership’s consolidated statement of cash flows for the years ended December 31, 2008 and 2007 reflect the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when each respective vessel began operations under the ownership of Teekay Corporation. The acquisition of vessels on commencement of operations has been treated as a non-cash transaction in the Partnership’s consolidated statement of cash flows. During the years ended December 31, 2008 and 2007, non-cash investing activities for acquired vessels was $90.5 million and $71.6 million, respectively.

e)
Net change in parent’s equity in the Dropdown Predecessor includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor. See note 11v.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
16.	Partners’ Equity and Net Income Per Unit
At December 31, 2009, of the Partnership’s total limited partner units outstanding, 60.74% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
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
The subordination period will extend until the first day of any quarter beginning after December 31, 2009. Thereafter the subordination period will terminate automatically and the subordinated units will convert into common units on a one-for-one basis if certain tests are met. (See note 19).
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
During the year ended December 31, 2009 the cash distribution exceeded $0.4025 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.
In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and the General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.
Net Income (Loss) Per Unit
Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.
The General Partner’s, common unit holders’ and subordinated unitholders’ interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income (loss); rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnerships’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net income (loss) is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and foreign currency translation gains (losses).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The Partnership adopted the provisions of FASB ASC 260 which resulted in a change to net income (loss) per common unit of $0.32, $0.25 and $0.01 and a change to net income (loss) per subordinated unit of $0.27, ($0.02) and $0.06 for the years ended December 31, 2009, 2008 and 2007, respectively. The net income (loss) attributable to the common and subordinated unitholders and General Partner interests in accordance with the provisions of FASB ASC 260 for the years ended December 31, 2008 and 2007, are presented below.
The calculations of the basic and diluted income (loss) per unit are presented below.

	Year Ended December 31,
	2009	2008	2007
	$	$	$
Net income (loss)	132,599	(159,273)	24,403
Non-controlling interest in net income (loss)	57,490	10,863	37,573
Dropdown predecessor’s interest in net income (loss)	11,378	(151,169)	(15,828)
General partner’s interest in net income (loss)	2,523	176	54
Limited partners’ interest in net income (loss):
Common unit holders	43,546	(10,092)	1,302
Subordinated unit holders	17,662	(9,051)	1,302
Limited partners’ interest in net income (loss) per unit:
Common units (basic and diluted)	1.85	(0.65)	0.13
Subordinated units (basic and diluted)	1.80	(0.92)	0.13
Weighted average number of units outstanding
Common units (basic and diluted)	23,476,438	15,461,202	9,800,000
Subordinated units (basic and diluted)	9,800,000	9,800,000	9,800,000
Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
17.	Pension Benefits
The Partnership did not have any defined benefit pension plans at December 31, 2009. The information provided in this note relates only to the Dropdown Predecessor. The Dropdown Predecessor had two defined benefit pension plans (or the Plans) covering certain of its employees. The following table provides information about changes in the benefit obligation and the fair value of the Plans assets, a statement of the funded status, and amounts recognized in the Dropdown Predecessor’s balance sheet:

December 31, 2008
$
Change in benefit obligation:
Beginning balance	7,028
Service cost	1,105
Interest cost	315
Actuarial loss (gain)	3,066
Benefit payments	(28)
Exchange rate changes	(2,392)

Ending balance	9,094

Change in fair value of plan assets:
Beginning balance	6,056
Actual return	158
Employer contributions	993
Benefit payments	(28)
Administration expenses	(13)
Exchange rate changes	(1,551)

Ending balance	5,615

Funded status:
Net underfunded status of the plans	(3,479)
Payroll tax on funded status	(490)

Net liability recognized on balance sheet	(3,969)

Amounts recognized in the balance sheets:
Other long-term liabilities	3,969
Accumulated other comprehensive loss
Net actuarial losses	4,261

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As of December 31, 2008, the accumulated benefit obligation for the Plans was $5.7 million. The following table provides information for those pension plans with a benefit obligation in excess of plan assets and those pension plans with an accumulated benefit obligation in excess of plan assets:

December 31, 2008
$
Benefit obligation	9,094
Fair value of plan assets	5,615

Accumulated benefit obligation	5,757
Fair value of plan assets	5,615
The components of net periodic pension cost consisted of the following:

	Period Ended	Year Ended	Year Ended
	September 10, 2009	December 31, 2008	December 31, 2007
	$	$	$
Net periodic pension cost:
Service cost	888	1,106	966
Interest cost	248	315	291
Expected return on plan assets	(247)	(361)	(244)
Administration expenses	38	13	12
Amortization of net actuarial losses	105	—	—
Payroll tax	131	151	145

Net cost	1,163	1,224	1,170

Investments in hold to maturity bonds, real estate and money market instruments make up the foundation of the Plans’ investments and provide a stable rate of return to the Plans. Hold to maturity bonds consist of government guaranteed bonds and bonds of municipal and financial issuers. The investment policy for the Dropdown Predecessor’s Plans provided for target asset allocations of 20% for equity investments, 52% for fixed income investments, 11% for money market investments, 15% for real estate investments and 2% for other investments. The investment strategy is to actively manage a portfolio that is diversified amongst asset classes, markets and regions. The Plans do not invest in companies that do not meet certain socially responsible investment criteria. Risk management strategies employed include gradual implementation of portfolio adjustments and employing derivative instruments to hedge currency risk.
The fair value of plan assets by category as at December 31, 2008 for the Dropdown Predecessor’s Plans were as follows:

December 31, 2008
$
Equity investments	702
Debt securities	3,319
Money market	432
Real estate	943
Other	219

Total	5,615

The weighted average assumptions used to determine benefit obligations at December 31, 2008 were as follows:

December 31, 2008
$
Discount rates	3.80%
Rate of compensation increase	4.00%

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The weighted average assumptions used to determine net pension expense for the years ended December 31, 2009, 2008 and 2007 were as follows:

	Period Ended	Year Ended	Year Ended
	September 10, 2009	December 31, 2008	December 31, 2007
	$	$	$
Discount rates	3.80%	3.80%	4.70%
Rate of compensation increase	4.00%	4.00%	4.50%
Expected long-term rates of return (1)	5.80%	5.80%	5.75%

(1)
To the extent the expected return on plan assets varies from the actual return, an actuarial gain or loss results. The expected long-term rates of return on plan assets assumptions is based on an estimated weighted average of long-term returns of major asset classes. In determining asset class returns, the Dropdown Predecessor takes into account long-term returns of major asset classes, historical performance of plan assets, as well as the current interest rate environment.

18.	Accounting Pronouncements Not Yet Adopted
In June 2009, the FASB issued an amendment to FASB ASC 810, Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. This amendment is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In June 2009, the FASB issued an amendment to FASB ASC 860, Transfers and Services that eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This amendment will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Partnership on January 1, 2011. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In January 2010, the FASB issued an amendment to FASB ASC 820, Fair Value Measurements and Disclosures, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption will have no impact on the Partnership’s results of operations, financial position, or cash flows.
19.	Subsequent events
The Partnership evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were issued.
a)	All of the Partnership’s subordinated units converted into an equal number of common units as of January 1, 2010 as all the applicable financial tests in the partnership agreement were met.
b)
On March 22, 2010, the Partnership completed a public offering of 4.4 million common units at a price of 19.48 per unit, for gross proceeds of $87.5 million (including the general partner’s $1.7 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 660,000 units on March 22, 2010, providing additional gross proceeds of $13.1 million (including the general partner’s $0.3 million proportionate capital contribution). The Partnership used the total net proceeds from the offering to repay the remaining $60.0 million of the Teekay Corporation vendor financing from the acquisition of the Petrojarl Varg and to finance a portion of the acquisition of the Falcon Spirit, a FSO unit, from Teekay Corporation for $43.4 million on April 1, 2010.