Form 20-F
period 2010-12-31
Teekay Offshore Partners L.P.
filed 2011-04-12
CIK 1382298

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from                      to                     .
Commission file number 1-33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s Name into English)
Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principle executive offices)
Mark Cave
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
Telephone: (441) 298-2530
Fax: (441) 292-3931
(Contact information for company contact person)
Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Units	New York Stock Exchange
Securities registered or to be registered, pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
55,237,500 Common Units
Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑            No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐            No ☑
Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑            No ☐
Indicate by check mark if the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
•
our future financial condition or results of operations and future revenues and expenses, including our expectations as to additional annual cash flows from the new Master Agreement with Statoil and the addition of three newbuilding shuttle tankers on time-charter under this agreement;

•	growth prospects of the offshore and tanker markets;
•
the recent economic downturn and financial crisis in the global market, including disruptions in the global credit and stock markets and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	oil fields adjacent to the Petrojarl Varg becoming operational and our ability to service these fields;
•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker markets;
•	the expected lifespan of a new shuttle tanker, a floating storage and off-take (or FSO) unit, a floating production, storage and offloading (or FPSO) unit, and a conventional tanker;
•	the expected costs of newbuildings and vessel conversions;
•	estimated capital expenditures and the availability of capital resources to fund capital expenditures;
•	the expected delivery date and method of financing for the purchase of the Peary Spirit;
•	our ability to maintain long-term relationships with major crude oil companies, including our ability to service fields until they no longer produce;
•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;
•	our continued ability to enter into fixed-rate time charters with customers;
•	obtaining offshore projects that we or Teekay Corporation bid on or that Teekay Corporation is awarded;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;
•	our pursuit of strategic opportunities, including the acquisition of vessels and expansion into new markets vessels;
•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;
•	anticipated funds for liquidity needs and the sufficiency of cash flows;
•	the future valuation of goodwill;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self regulatory organization standards applicable to our business;
•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;
•	anticipated taxation of our partnership and its subsidiaries and taxation of unitholders;
•
our general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Corporation and for reimbursements of fees and costs of Teekay Offshore GP L.L.C., our general partner (or the General Partner); and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements are necessarily estimates reflecting the judgment of senior management, involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in Item 3 — Key Information: Risk Factors and other factors detailed from time to time in other reports we file with the U.S. Securities and Exchange Commission (or the SEC).
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
Prior to the closing of our initial public offering of common units on December 19, 2006, Teekay Corporation transferred eight Aframax conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one FSO unit to Teekay Offshore Australia Trust. Teekay Corporation then transferred to OPCO all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay Holdings Ltd., Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, which include the eight Aframax conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor.
The selected historical financial and operating data has been prepared on the following basis:
•
the historical financial and operating data for the year ended December 31, 2006 is derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor and Teekay Offshore Partners LP; and

•
the historical financial and operating data as at December 31, 2006, 2007, 2008, 2009 and 2010, and for the years ended December 31, 2007, 2008, 2009 and 2010, are derived from our audited consolidated financial statements.

In July 2007, we acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, we acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. In June 2008, we acquired from Teekay Corporation its interests in two 2008-built Aframax-class lightering tankers, the SPT Explorer and the SPT Navigator. This acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under the 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years). In September 2009, we acquired from Teekay Corporation its interest in a FPSO unit, the Petrojarl Varg, along with its operations and charter contracts. In April 2010, we acquired from Teekay Corporation a FSO unit, the Falcon Spirit, together with its charter contract. In October 2010, we acquired the Cidade de Rio das Ostras (or Rio das Ostras) FPSO unit, along with its operations and charter contracts. In October 2010, we also acquired a newbuilding shuttle tanker, the Amundsen Spirit, on charter to Statoil, from Teekay Corporation.
These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect these vessels and the results of operations of the vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on October 1, 2006 (Petrojarl Varg), April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg), March 15, 1998 (Dampier Spirit), January 7, 2008 (SPT Explorer), March 28, 2008 (SPT Navigator), April 1, 2008 (Rio das Ostras), December 15, 2009 (Falcon Spirit), and July 30, 2010 (Amundsen Spirit). Please read Item 18 — Financial Statements: Note 1 — Summary of Significant Accounting Policies.
On October 1, 2010, OPCO agreed to acquire Teekay Corporation’s interests in two entities, which each own a newbuilding shuttle tanker, the Nansen Spirit and the Peary Spirit. OPCO acquired the Nansen Spirit on December 10, 2010 and OPCO is expected to acquire the Peary Spirit in July 2011. As these entities are considered variable interest entities prior to their acquisition by OPCO, our consolidated financial statements reflect the financial position, results of operations and cash flows of the Peary Spirit from October 1, 2010 to the end of the year, and the Nansen Spirit from October 1, 2010 to December 10, 2010, the date the Nansen Spirit was acquired by OPCO from Teekay Corporation. Subsequent to the acquisition of the entity which owns the newbuilding shuttle tanker, the Nansen Spirit, this entity continues to be consolidated as we hold voting control.
Our initial public offering and certain other transactions that occurred during the years ended December 31, 2006 to 2010 have affected our historical performance or will affect our future performance. As a result, the following tables should be read together with, and are qualified in their entirety by reference to, (a) Item 5: Operating and Financial Review and Prospects, included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2010, 2009, and 2008.
Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of US dollars, except per unit, unit and fleet data)
Income Statement Data:
Revenues	$665,613	$878,656	$1,003,561	$871,112	$900,546
Operating expenses:
Voyage expenses (1)	94,423	151,637	225,029	111,026	125,101
Vessel operating expenses (2) (11)	125,687	191,363	252,059	260,977	268,876
Time-charter hire expense	165,614	150,463	132,234	117,202	89,795
Depreciation and amortization	108,964	142,029	168,396	181,176	190,341
General and administrative (11)	63,276	66,318	68,506	61,761	63,214
Goodwill impairment charge	—	—	149,129	—	—
(Gain) on sale of vessels — net of writedowns	(4,778)	—	—	—	9,441
Restructuring charge	832	—	—	5,008	119

Total operating expenses	554,018	701,810	995,353	737,150	746,887

Income from vessel operations	111,595	176,846	8,208	133,962	153,659
Interest expense	(77,701)	(111,120)	(93,381)	(50,798)	(37,411)
Interest income	5,559	6,062	4,208	1,239	842
Equity income from joint ventures	6,321	—	—	—	—
Realized and unrealized gains (losses) on non- designated derivatives	5,683	(46,542)	(193,345)	51,944	(55,666)
Foreign currency exchange (loss) gain (3)	(65,723)	(9,760)	9,841	(11,242)	911
Other income — net	8,673	10,398	11,830	9,489	6,810
Income tax (expense) recovery	(6,588)	(1,481)	62,090	(13,792)	9,718
Loss from discontinued operations (4)	(10,656)	—	—	—	—

Net (Loss) income	$(22,837)	$24,403	$(190,549)	$120,802	$78,863

Non-controlling interest in net income (loss)	$8,442	$37,573	$10,489	$57,490	$37,378
Dropdown Predecessor’s interest in net income (loss)	762	(15,828)	(182,071)	(419)	(16,685)
General partner’s interest in net income (loss)	64	733	8,918	2,523	4,359
Limited partners’ interest:
Net (loss) income from continuing operations	(21,449)	1,925	(27,885)	61,208	53,811
Net (loss) income from continuing operations per:
Common unit (basic and diluted) (5)	(1.55)	0.13	(0.65)	1.85	1.22
Subordinated unit (basic and diluted) (5)	(1.74)	0.13	(0.92)	1.80	—
Total unit (basic and diluted) (5)	(1.67)	0.13	(0.76)	1.84	1.22
Limited partners’ interest:
Net (loss) income	(32,105)	1,925	(27,885)	61,208	53,811
Net (loss) income per:
Common unit (basic and diluted) (5)	(2.33)	0.13	(0.65)	1.85	1.22
Subordinated unit (basic and diluted) (5)	(2.58)	0.13	(0.92)	1.80	—
Total unit (basic and diluted) (5)	(2.50)	0.13	(0.76)	1.84	1.22
Cash distributions declared per unit	—	1.14	1.65	1.80	1.88

Balance Sheet Data (at end of year):
Cash and marketable securities	$124,072	$128,860	$138,621	$109,407	$166,483
Vessels and equipment (6)	1,814,707	1,927,169	2,244,100	2,120,688	2,299,507
Total assets	2,493,975	2,560,360	2,755,147	2,651,069	2,842,626
Total debt	1,506,928	1,744,369	2,096,105	2,045,055	1,717,140
Non-controlling interest (12)	443,448	414,003	201,383	219,692	212,601
Dropdown Predecessor’s equity	212,634	93,245	(33,353)	(61,174)	—
Total partners’ equity	138,942	77,108	117,910	213,065	556,828
Accumulated other comprehensive income (loss)	—	45	(22,581)	(712)	745
Common units outstanding (5)	3,049,315	9,800,000	15,461,202	23,476,438	44,278,158
Subordinated units outstanding (5)	9,800,000	9,800,000	9,800,000	9,800,000	—

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$159,141	$149,197	$198,319	$162,361	$286,585
Financing activities	(6,834)	(129,705)	123,188	(200,360)	(211,600)
Investing activities	(157,221)	(14,704)	(311,746)	8,785	(17,909)

Other Financial Data:
Net revenues (7)	$571,190	$727,019	$778,532	$760,086	$775,445
EBITDA (8)	164,857	272,971	4,930	365,329	296,055
Adjusted EBITDA (8)	218,270	321,341	330,305	312,141	363,009
Expenditures for vessels and equipment (9)	31,079	31,228	73,587	13,681	39,759
Expenditures for drydocking (9)	31,255	49,053	29,075	41,864	23,637

Fleet data:
Average number of shuttle tankers (10)	33.9	36.9	36.7	35.9	35.2
Average number of conventional tankers (10)	22.0	9.3	10.7	11.0	11.0
Average number of FSO units (10)	4.0	4.7	5.0	5.0	6.0
Average number of FPSO Units (10)	0.3	1.0	1.8	2.0	2.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)
Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting principles, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates, deferred income taxes and long term debt are revalued and reported based on the prevailing exchange rate at the end of the period. For the periods prior to our initial public offering, our primary source of foreign currency gains and losses were our Norwegian Kroner-denominated advances from affiliates, which were settled by the Predecessor prior to our initial public offering on December 19, 2006. Also starting in November 2010, foreign currency exchange gains and losses includes realized and unrealized gains and losses on the cross currency swap.

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

(5)
Net (loss) income per unit is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.

(6)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation and (b) advances on newbuildings.

(7)
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

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of US dollars)
Revenues	665,613	878,656	1,003,561	871,112	900,546
Voyage expenses	94,423	151,637	225,029	111,026	125,101

Net revenues	571,190	727,019	778,532	760,086	775,445

(8)
EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, foreign exchange (gain) loss, gain on sale of vessels and equipment — net of writedowns, goodwill impairment charge, amortization of in-process revenue contracts, unrealized gains (losses) on derivative instruments and realized (gains) losses on interest rate swaps and the cross currency swap. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

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

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of US dollars)

Reconciliation of EBITDA and Adjusted
EBITDA to Net Income

Net (loss) income	$(22,837)	$24,403	$(190,549)	$120,802	$78,863
Depreciation and amortization	108,964	142,029	168,396	181,176	190,341
Interest expense, net	72,142	105,058	89,173	49,559	36,569
Income taxes expense (recovery)	6,588	1,481	(62,090)	13,792	(9,718)

EBITDA	$164,857	$272,971	$4,930	$365,329	$296,055

Unrealized (gains) losses on derivative instruments	(4,173)	55,446	175,456	(113,570)	5,618
Realized (gains) losses on interest rate swaps	(1,722)	(6,379)	21,470	51,084	49,224
Restructuring charges	832	—	—	5,008	119
Foreign exchange loss (gain)(i)	65,723	9,760	(9,841)	11,242	3,123
(Gain) loss on sale of vessels — net of writedowns	(4,778)	—	—	—	9,441
Goodwill impairment charge	—	—	149,129	—	—
Amortization of in-process revenue contracts	(2,469)	(10,457)	(10,839)	(6,952)	(571)

Adjusted EBITDA	$218,270	$321,341	$330,305	$312,141	$363,009

Reconciliation of Adjusted EBITDA to Net operating cash flow
Net operating cash flow	$159,141	$149,197	$198,319	$162,361	$286,585
Expenditures for drydocking	31,255	49,053	29,075	41,864	23,637
Interest expense, net of interest income	72,142	105,058	89,173	49,559	36,569
Current income taxes	4,129	—	1,006	5,583	6,038
Realized (gains) losses on interest rate swaps	(1,722)	(6,379)	21,470	51,084	49,224
Equity income	319	—	—	—	—
Change in working capital	(41,456)	24,871	(6,987)	(8,931)	(34,464)
Restructuring charges	832	—	—	5,008	119
Other, net	(6,370)	(459)	(1,751)	5,613	(4,699)

Adjusted EBITDA	$218,270	$321,341	$330,305	$312,141	$363,009

(i)	Foreign exchange loss (gain) excludes the unrealized gain of $4.0 million on the cross currency swap, which is incorporated in unrealized (gains) losses on derivative instruments in the table.

(9)
Expenditures for drydocking is disclosed on a cash basis. Expenditures for vessels and equipment excludes non-cash investing activities. Please read Item 18 — Financial Statements: Note 15 — Supplemental Cash Flow Information.

(10)
Average number of vessels consists of the average number of owned and chartered-in vessels (including those in discontinued operations) that were in our possession during a period, including the Dropdown Predecessor.

(11)
Vessel operating expenses and general and administrative expenses include unrealized gains (losses) on derivative instruments. Please read Item 18 — Financial Statements: Note 12 — Derivative Instruments and Hedging Activities.

(12)	Non-controlling interest includes redeemable non-controlling interest. Please read Item 18 — Financial Statements: Note 14 (a) — Commitments and Contingencies.

Risk Factors
Our cash flow depends substantially on the ability of our subsidiaries to make distributions to us.
The source of our cash flow includes cash distributions from our subsidiaries. The amount of cash our subsidiaries can distribute to us principally depends upon the amount of cash they generate from their operations, which may fluctuate from quarter to quarter based on, among other things:
•
the rates they obtain from their charters and contracts of affreightment (whereby our subsidiaries carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time);

•	the price and level of production of, and demand for, crude oil, particularly the level of production at the offshore oil fields our subsidiaries service under contracts of affreightment;
•	the level of their operating costs, such as the cost of crews and insurance;
•	the number of off-hire days for their vessels and the timing of, and number of days required for, drydocking of vessels;
•
the rates, if any, at which our subsidiaries may be able to redeploy shuttle tankers in the spot market as conventional oil tankers during any periods of reduced or terminated oil production at fields serviced by contracts of affreightment;

•	delays in the delivery of any newbuildings or vessels undergoing conversion and the beginning of payments under charters relating to those vessels;
•	prevailing global and regional economic and political conditions;
•	currency exchange rate fluctuations; and
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of business.
The actual amount of cash our subsidiaries have available for distribution also depends on other factors such as:
•	the level of their capital expenditures, including for maintaining vessels or converting existing vessels for other uses and complying with regulations;
•	their debt service requirements and restrictions on distributions contained in their debt instruments;
•	fluctuations in their working capital needs;
•	their ability to make working capital borrowings; and
•
the amount of any cash reserves, including reserves for future maintenance capital expenditures, working capital and other matters, established by the Board of Directors of our General Partner at their discretion.

The amount of cash our subsidiaries generate from operations may differ materially from their profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, our subsidiaries may make cash distributions during periods when they record losses and may not make cash distributions during periods when they record net income.
We may not have sufficient cash from operations to enable us to pay the current level of distribution on our common units or to maintain or increase distributions.
The source of our earnings and cash flow includes cash distributions from our subsidiaries. Therefore, the amount of distributions we are able to make to our unitholders will fluctuate based on the level of distributions made to us by our subsidiaries. Neither OPCO nor any other subsidiaries may make quarterly distributions at a level that will permit us to maintain or increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if our subsidiaries increase or decrease distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by our subsidiaries to us.
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

Our ability to grow may be adversely affected by our cash distribution policy. Our ability to meet our financial needs and grow may be adversely affected by our cash distribution policy.
Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.
In determining the amount of cash available for distribution, the Board of Directors of our General Partner, in making the determination on our behalf, approves the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.
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
In addition, actual maintenance capital expenditures vary significantly from quarter to quarter based on the number of vessels drydocked during that quarter. Significant maintenance capital expenditures reduce the amount of cash that we have available for distribution to our unitholders.
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
Currently, the total delivered cost for a shuttle tanker is approximately $65 to $120 million, the cost of converting an existing tanker to an FSO unit is approximately $20 to $50 million and a FPSO unit is approximately $100 million to $1.5 billion, although actual costs vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.
We and Teekay Corporation regularly evaluate and pursue opportunities to provide marine transportation services for new or expanding offshore projects. Teekay Corporation currently is seeking to provide transportation services for several offshore projects. Under an omnibus agreement that we have entered into in connection with our initial public offering, Teekay Corporation is required to offer to us, within 365 days of their deliveries, certain shuttle tankers, FSO units and FPSO units Teekay Corporation may acquire or has acquired, including certain vessels of Teekay Corporation’s subsidiary Teekay Petrojarl AS (or Teekay Petrojarl). Neither we nor Teekay Corporation may be awarded charters or contracts of affreightment relating to any of the projects we pursue or it pursues, and we may choose not to purchase the vessels Teekay Corporation is required to offer to us under the omnibus agreement. If we obtain from Teekay Corporation any offshore project, we may incur significant capital expenditures to build the offshore vessels needed to fulfill the project requirements.
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
If we are awarded contracts for additional offshore projects or otherwise acquire additional vessels or businesses, our consolidated debt may significantly increase. As at December 31, 2010, our total debt was $1,717.1 million and we had the ability to borrow an additional $391.1 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities. Our level of debt could have important consequences to us, including:
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
The operating and financial restrictions and covenants in our financing arrangements and any future financing agreements for us could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict the ability of us and our subsidiaries to:
•	incur or guarantee indebtedness;
•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•	make dividends or distributions;
•	make certain negative pledges and grant certain liens;
•	sell, transfer, assign or convey assets;
•	make certain investments; and
•	enter into a new line of business.
Six revolving credit facilities are guaranteed by us and certain of our subsidiaries for all outstanding amounts and contain covenants that require us to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of $75.0 million and 5.0% of the our consolidated debt. We also have a revolving credit facility of which Teekay Corporation guarantees $65.0 million of the final repayment. In addition to our covenants described above, Teekay Corporation is also required to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. Our remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 35 of our vessels, together with other related security. The ability of Teekay Corporation or us to comply with covenants and restrictions contained in debt instruments may be affected by events beyond their or our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. Neither Teekay Corporation nor we might have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.
The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our and our subsidiaries’ financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:
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
We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Statoil ASA, Petrobras Transporte S.A., Teekay Corporation, and Talisman Energy Inc accounted for approximately 26%, 20%, 16% and 12%, and 28%, 19%, 17% and 12%, respectively, of consolidated revenues from continuing operations during 2010 and 2009, respectively. Statoil ASA, Teekay Corporation, Petrobras Transporte S.A., and Talisman Energy Inc accounted for approximately 32%, 18%, 15% and 10%, respectively, of consolidated revenues from continuing operations during 2008. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods.
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
We and our operating subsidiaries have entered into various services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries will provide to us all of our administrative services and to the operating subsidiaries substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services by the Teekay Corporation subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us or our operating subsidiaries.
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
Because payments under our contracts of affreightment are based on the volume of oil transported and a portion of the payments under our FPSO units operations contracts are based on the volume of oil produced, utilization of our shuttle tanker fleet, the success of our shuttle tanker business and the revenue from our FPSO units depends upon continued production from existing or new oil fields, which is beyond our control and generally declines naturally over time.
A portion of our shuttle tankers operate under contracts of affreightment. Payments under these contracts of affreightment are based upon the volume of oil transported, which depends upon the level of oil production at the fields we service under the contracts. Payments made to us under the Petrojarl Varg operations contract are partially based on an incentive component, which is determined by the volume of oil produced at the Varg field. Oil production levels are affected by several factors, all of which are beyond our control, including: geologic factors, including general declines in production that occur naturally over time; mechanical failure or operator error; the rate of technical developments in extracting oil and related infrastructure and implementation costs; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; strikes, employee lockouts or other labor unrest; and regulatory changes. In addition, the volume of oil produced may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills or otherwise.
The rate of oil production at fields we service may decline from existing or future levels. If such a reduction occurs, the spot market rates in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment. We may receive a reduced or no incentive payment under the Petrojarl Varg operations contract or Talisman Energy Norge AS (or Talisman Energy) may terminate the Petrojarl Varg operations contract if the Varg field does not yield sufficient revenues. Low spot market rates for the shuttle tankers or any idle time prior to the commencement of a new contract or our inability to redeploy the Petrojarl Varg at an acceptable rate may have an adverse effect on our business and operating results.
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
Future adverse economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.
The global economy recently experienced an economic downturn and crisis in the global financial markets that produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If there is economic instability in the future, we may face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

Future adverse economic conditions may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.
Future adverse economic conditions may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customer’s inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations.
The results of our shuttle tanker operations in the North Sea are subject to seasonal fluctuations.
Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is our primary existing offshore oil market, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the second and third quarters in this region compared with production in the first and fourth quarters. Because a portion of our North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of these shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When we redeploy affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for the North Sea shuttle tanker operations may be negatively affected as the rates in the conventional oil tanker markets at times may be lower than contract of affreightment rates. In addition, we seek to coordinate some of the general drydocking schedule of our fleet with this seasonality, which may result in lower revenues and increased drydocking expenses during the summer months.
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
Charter rates for conventional oil tankers may fluctuate substantially over time and may be lower when we are attempting to recharter conventional oil tankers, which could adversely affect operating results. Any changes in charter rates for shuttle tankers or FSO or FPSO units could also adversely affect redeployment opportunities for those vessels.
Our ability to recharter our conventional oil tankers following expiration of existing time-charter contracts commencing in 2011 and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. There also exists some volatility in charter rates for shuttle tankers and FSO and FPSO units.
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

•	a decrease in oil reserves in the fields and other fields in which our FPSO units might otherwise be deployed.
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
Terrorist attacks, piracy and the current conflicts in the Middle East, Afghanistan and Libya and other current and future conflicts, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.
In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate the charters and impact the use of shuttle tankers under contracts of affreightment, which would harm our cash flow and business.
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

Our shuttle tanker fleet and the Petrojarl Varg FPSO unit operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills, or mechanical failures.
An accident involving any of our vessels could result in any of the following:
•	death or injury to persons, loss of property or damage to the environment and natural resources;
•	delays in the delivery of cargo;
•	loss of revenues from charters or contracts of affreightment;
•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;
•	governmental fines, penalties or restrictions on conducting business;
•	higher insurance rates; and
•	damage to our reputation and customer relationships generally.
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
Shuttle tankers, FSO units and FPSO units are complex and their operation technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and operating results.
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
These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.
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
We currently are paid partly in Norwegian Kroner under some of our time-charters and contracts of affreightment. In addition, we and our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us administrative services and to our operating subsidiaries managerial, operational and administrative services. Under the services agreements, the applicable subsidiaries of Teekay Corporation are paid in U.S. dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroner. Fluctuating exchange rates may result in increased payments by us under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds.
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
Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.
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

•	provide ship management services relating to owning, operating or chartering offshore vessels and related time charters and contracts of affreightment; or
•	own a limited partner interest in OPCO or own shares of Teekay Petrojarl.
Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation was obligated to offer to us, prior to July 9, 2010, the Foinaven FPSO, an existing FPSO unit of Teekay Petrojarl, a wholly-owned subsidiary of Teekay Corporation. We agreed to waive Teekay Corporation’s obligation to offer the FPSO unit to us by July 9, 2010, however Teekay Corporation is obligated to offer the FPSO unit to us prior to July 9, 2012.
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
As at March 15, 2011, Teekay Corporation indirectly owns the 2.0% general partner interest and a 34.90% limited partner interest in us and controls our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our general partner are directors or officers of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:
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

The fiduciary duties of the officers and directors of our general partner may conflict with those of the officers and directors of Teekay Corporation and the general partner of Teekay Offshore Partners L.P.
Our general partner’s officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our partners. However, the Chief Executive Officer and Chief Financial Officer and all of the non-independent directors of our general partner also serve as executive officers or directors of Teekay Corporation and the general partner of Teekay Offshore Partners L.P. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation or Teekay Offshore Partners L.P., on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.
Tax Risks
In addition to the following risk factors, you should read Item 4E — Taxation of the Partnership and Item 10 — Taxation for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Common Units.
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
There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.
If the IRS were to determine that we are or have been a PFIC for any taxable year, U.S. unitholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. unitholders make certain elections available under the Code, such unitholders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common units, as if such distribution or gain had been recognized ratably over the unitholder’s holding period. Please read Item 10 — Additional Information: Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.
The preferential tax rates applicable to qualified dividend income are temporary, and the absence of legislation extending the term would cause our dividends to be taxed at ordinary graduated tax rates.
Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual unitholders (and certain other U.S. unitholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. taxpayers in tax years beginning after December 31, 2010 will be taxed at ordinary graduated tax rates. Please read Item 10 — Additional Information: Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions.
We may be subject to taxes, which reduces our Cash Available for Distribution to partners.
We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. For example, authorities in Norway recently asserted certain positions that may result in additional tax imposed on our subsidiaries in Norway. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our Norwegian subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, Teekay Corporation now indirectly owns less than 50.0% of the value of our outstanding units and therefore we expect that we will not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code and our U.S. source income will be subject to taxation under Section 887 of the Code. The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control.

Item 4.	Information on the Partnership
A. Overview, History and Development
Overview and History
We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We plan to leverage the expertise, relationships and reputation of Teekay Corporation and our controlled affiliates to pursue growth opportunities in this market. As of March 15, 2011, Teekay Corporation, which owns and controls our general partner, owned a 35.61% limited partner interest in us.
During fiscal 2010, we owned 51% of OPCO and as of March 8, 2011, we own a 100% interest in OPCO and control its General Partner; Teekay Corporation owned a 49% interest in OPCO up until March 8, 2011 when it sold its remaining shareholdings in OPCO to us. OPCO owns and operates the world’s largest fleet of shuttle tankers, in addition to FSO units and double-hull conventional oil tankers. We acquired from Teekay Corporation an initial interest in connection with our initial public offering in December 2006. In June 2008, we acquired from Teekay Corporation an additional 25% limited partner interest in OPCO.
In June 2008, we acquired from Teekay Corporation two conventional tanker units, the SPT Explorer and SPT Navigator, which operate under 10-year fixed-rate, time-charters to Skaugen Petro Trans Inc., Teekay Corporation’s 50%-owned joint venture (or Skaugen PetroTrans).
On September 10, 2009, we acquired directly from Teekay Corporation a FPSO unit, the Petrojarl Varg, for a purchase price of $320 million. The Petrojarl Varg has operations and charter contracts with Talisman Energy Norge AS (or Talisman Energy). FPSO units receive and process oil offshore, in addition to providing storage and offloading capabilities.
On April 1, 2010, we acquired directly from Teekay Corporation the FSO unit, the Falcon Spirit, together with its time charter contract, for $44.1 million on April 1, 2010. The Falcon Spirit is chartered to Occidental Qatar Energy Company LLC, a subsidiary of Occidental Petroleum of Qatar Ltd.
On October 1, 2010, we acquired directly from Teekay Corporation the Rio Das Ostras FPSO unit, which is on a long-term charter with Petroleo Brasileiro SA (Petrobras), for a purchase price of $157.7 million, plus working capital of $12.4 million. In addition, OPCO acquired from Teekay Corporation on October 1, 2010 and December 10, 2010, respectively, the newbuilding shuttle tankers, the Amundsen Spirit for $128.0 million, and the Nansen Spirit for $126.3 million.
On October 1, 2010, we agreed to acquire from Teekay Corporation the newbuilding shuttle tanker, the Peary Spirit, on its expected delivery in July 2011.
As of March 1, 2011, our fleet consisted of:
•
Shuttle Tankers. Our shuttle tanker fleet consists of 36 vessels (including one newbuilding) that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 36 shuttle tankers, six are held through 50% owned subsidiaries, three through a 67% owned subsidiary and five are chartered-in by us. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. The average term of the contracts of affreightment, weighted based on vessel years, is 3.5 years. The time charters and bareboat charters have an average remaining contract term of approximately 4.6 years. As of December 31, 2010, our shuttle tankers, which then had a total cargo capacity of approximately 4.3 million deadweight tonnes (or dwt), represented more than 50% of the total tonnage of the world shuttle tanker fleet.

•
Conventional Tankers. We have a fleet of 11 Aframax conventional crude oil tankers, nine of which operate under fixed-rate time charters with Teekay Corporation. The remaining two vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans. The average remaining term on these contracts is approximately 4.2 years. As of December 31, 2010, our conventional tankers had a total cargo capacity of approximately 1.1 million dwt.

•
FSO Units. We have a fleet of six FSO units. All of the FSO units operate under fixed-rate contracts, with an average remaining term of approximately 3.8 years. As of December 31, 2010, our FSO units had a total cargo capacity of approximately 0.7 million dwt.

•
FPSO Units. We have two FPSO units, which operate under operations and charter contracts with Talisman Energy and Petrobras. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations.

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

Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. We also may acquire other vessels that Teekay Corporation may offer us from time to time in the future.
Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation was obligated to offer to us, prior to July 9, 2010, the Foinaven FPSO, an existing FPSO unit of Teekay Petrojarl. We agreed to waive Teekay Corporation’s obligation to offer the FPSO unit to us by July 9, 2010, however Teekay Corporation is obligated to offer the FPSO unit to us prior to July 9, 2012. The purchase price for the Foinaven FPSO would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to us.
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
As of December 31, 2010, there were approximately 88 vessels in the world shuttle tanker fleet (including 21 newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Brazil, Canada, Russia, Australia, Africa and the US Gulf. As of December 31, 2010, we owned 31 shuttle tankers (including one newbuilding) and chartered-in an additional five shuttle tankers. Other shuttle tanker owners include Knutsen OAS Shipping AS, Transpetro and JJ Ugland, which as of December 31, 2010 controlled small fleets of 3 to 18 shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.

The following tables provide additional information about our shuttle tankers as of March 1, 2011:

				Positioning	Operating	Contract Type		Remaining
Vessel	Capacity (dwt)	Built	Ownership	system	Region	(1)	Charterer	Term

Grena	148,000	2003	In-chartered (until 2013) (3)	DP2	North Sea	CoA	Chevron, Hess,
Navion Oslo	100,300	2001	100%	DP2	North Sea	CoA	Marathon Oil, ENI,
Navion Hispania	126,700	1999	100%	DP2	North Sea	CoA	Draugen
Navion Anglia	126,300	1999	100%	DP2	North Sea	CoA	Transport, BP,
Navion Britannia (2)	124,200	1998	100%	DP2	North Sea	CoA	ConocoPhillips,
Aberdeen	87,000	1996	In-chartered (until 2012)	DP	North Sea	CoA	Total, Talisman,
Navion Europa (2)	130,300	1995	67% (4)	DP	North Sea	CoA	Nexen, MTDA and
Randgrid (2)	124,500	1995	67% (4)	DP	North Sea	CoA	PetroCanada (6).
Navion Fennia (2)	95,200	1992	100%	DP	North Sea	CoA	Majority of volumes are life-of-field
Navion Akarita	107,200	1991	Lease (until 2012) (5)	DP	North Sea	CoA
Peary Spirit	109,000	2011	0% (12)	DP2	North Sea	Time charter	Statoil (8)	9 years
Amundsen Spirit	109,000	2010	100%	DP2	North Sea	Time charter	Statoil (8)	9 years
Nansen Spirit	109,000	2010	100%	DP2	North Sea	Time charter	Statoil (8)	9 years
Stena Natalita	108,000	2001	50% (7)	DP2	North Sea	Time charter	ExxonMobil	1 year
Navion Oceania	126,300	1999	100%	DP2	North Sea	Time charter	Statoil (8)	5 years
Sallie Knutsen	153,600	1999	In-chartered (until 2015)	DP2	North Sea	Time charter	Statoil (8)	5 years
Karen Knutsen	153,600	1999	In-chartered (until 2013)	DP2	North Sea	Time charter	Statoil (8)	5 years
Stena Sirita	127,400	1999	50% (7)	DP2	North Sea	Time charter	ExxonMobil (9)	2 years
Navion Marita	103,900	1999	100%	DP	Brazil	Time charter	Petrobras	1 year
Navion Scandia	126,700	1998	100%	DP2	North Sea	Time charter	Statoil (8)	5 years
Stena Alexita	127,400	1998	50% (7)	DP2	North Sea	Time charter	ExxonMobil (9)	1 year
Navion Svenita	106,500	1997	100%	DP	Brazil	Time charter	Petrobras	4 years
Navion Norvegia (2)	130,600	1995	67% (4)	DP	North Sea	Time charter	Statoil (8)	5 years
Navion Clipper	78,200	1993	100%	DP	Brazil	Time charter	Petrobras	2 years
Navion Torinita	106,800	1992	100%	DP2	North Sea	Time charter	Petrobras	1 year
Navion Savonita	108,100	1992	100%	DP	Brazil	Time charter	Petrobras	2 years
Basker Spirit	97,000	1992	100%	DP	Australia	Time charter	RocOil (10)	—
Navion Gothenburg	152,200	2006	50% (7)	DP2	Brazil	Bareboat	Petrobras (11)	9 years
Nordic Brasilia	151,300	2004	100%	DP	Brazil	Bareboat	Petrobras (11)	6 years
Nordic Rio	151,300	2004	50% (7)	DP	Brazil	Bareboat	Petrobras (11)	6 years
Navion Stavanger	147,500	2003	100%	DP2	Brazil	Bareboat	Petrobras (11)	8 years
Petroatlantic	92,900	2003	100%	DP2	North Sea	Bareboat	Petrojarl/BP	1 year
Petronordic	92,900	2002	100%	DP2	North Sea	Bareboat	Petrojarl/BP	1 year
Nordic Spirit	151,300	2001	100%	DP	Brazil	Bareboat	Petrobras (11)	7 years
Stena Spirit	151,300	2001	50% (7)	DP	Brazil	Bareboat	Petrobras (11)	7 years
Navion Bergen	105,600	2000	100%	DP2	Brazil	Bareboat	Petrobras (11)	9 years

Total capacity	4,347,100

(1)	“CoA” refers to contracts of affreightment.

(2)	The vessel is capable of loading from a submerged turret loading buoy.

(3)	We have options to extend the time charter or purchase the vessel.

(4)	Owned through a 67% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions.

(5)	We have options to extend the bareboat lease.

(6)	Not all of the contracts of affreightment customers utilize every ship in the contract of affreightment fleet.

(7)	Owned through a 50% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions.

(8)
Under the terms of the Master Agreement with Statoil, the vessels are chartered under individual fixed-rate annually renewable time-charter contracts. The number of vessels may be adjusted annually based on the requirements of the fields serviced.

(9)	Charterer has an option to extend the time charter.

(10)	Charter expired in March 2011 and was not extended. The vessel is unemployed as from March 2011. We are looking at various options for re-employment.

(11)	Charterer has the right to purchase the vessel at end of the bareboat charter.

(12)	We expect to acquire the vessel on its delivery in July 2011.
On the Norwegian continental shelf, regulations have been imposed on the operators of offshore fields related to vaporized crude oil that is formed and emitted during loading operations and which is commonly referred to as “VOC.” To assist the oil companies in their efforts to meet the regulations on VOC emissions from shuttle tankers, we and Teekay Corporation have played an active role in establishing a unique co-operation among all of the approximately 28 owners of offshore fields in the Norwegian sector. The purpose of the co-operation is to implement VOC recovery systems on selected shuttle tankers and to ensure a high degree of VOC recovery at a minimum cost followed by joint reporting to the authorities. Currently, there are 12 VOC plants installed aboard shuttle tankers operated or owned by us. The oil companies that participate in the co-operation have engaged us to undertake the day-to-day administration, technical follow-up and handling of payments through a dedicated clearing house function.
During 2010, approximately 59% of our net revenues were earned by the vessels in the shuttle tanker segment, compared to approximately 59% in 2009 and 62% in 2008. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.
Conventional Tanker Segment
Conventional oil tankers are used primarily for transcontinental seaborne transportation of oil. Conventional oil tankers are operated by both major oil companies (including state-owned companies) that generally operate captive fleets, and independent operators that charter out their vessels for voyage or time charter use. Most conventional oil tankers controlled by independent fleet operators are hired for one or a few voyages at a time at fluctuating market rates based on the existing tanker supply and demand. These charter rates are extremely sensitive to this balance of supply and demand, and small changes in tanker utilization have historically led to relatively large changes in short-term rates. Long-term, fixed-rate charters for crude oil transportation, such as those applicable to our conventional tanker fleet, are less typical in the industry. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers.
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
The majority of crude oil tankers ranges in size from approximately 80,000 to approximately 320,000 dwt. Aframax tankers are the mid-size of the various primary oil tanker types, typically sized from 80,000 to 119,999 dwt. As of December 31, 2010, the world Aframax tanker fleet consisted of approximately 865 vessels, of which 647 crude tankers and 218 coated tankers are termed conventional tankers. As of December 31, 2010, there were approximately 127 conventional Aframax newbuildings on order for delivery through 2014. Delivery of a vessel typically occurs within two to three years after ordering.
As of December 31, 2010, our Aframax conventional crude oil tankers had an average age of approximately 12.3 years, compared to the average age of 8.4 years for the world Aframax conventional tanker fleet. New Aframax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require double-hulled vessels to be phased out after 25 years. All of our Aframax tankers are double-hulled.
We do not expect to compete for deployment of any of our Aframax vessels until the first charter is scheduled to end in December 2011. The shuttle tankers in OPCO’s contract of affreightment fleet may operate in the conventional spot market during downtime or maintenance periods for oil field installations or otherwise, which provides greater capacity utilization for the fleet.

The following table provides additional information about our conventional tankers as of March 1, 2011:

Vessel	Capacity (dwt)	Built	Ownership	Contract Type	Charterer	Remaining Term
SPT Explorer (1)	106,000	2008	100%	Bareboat	Skaugen PT	7 years
SPT Navigator (1)	106,000	2008	100%	Bareboat	Skaugen PT	7 years
Kilimanjaro Spirit (2)	115,000	2004	100%	Time charter	Teekay Corporation	8 years
Fuji Spirit (2)	106,300	2003	100%	Time charter	Teekay Corporation	8 years
Hamane Spirit (2)	105,200	1997	100%	Time charter	Teekay Corporation	5 years
Poul Spirit (2)	105,300	1995	100%	Time charter	Teekay Corporation	3 years
Gotland Spirit (2)	95,300	1995	100%	Time charter	Teekay Corporation	3 years
Torben Spirit (2)	98,600	1994	100%	Time charter	Teekay Corporation	2 years
Scotia Spirit (3)	95,000	1992	100%	Time charter	Teekay Corporation	1 year
Leyte Spirit (2)	98,700	1992	100%	Time charter	Teekay Corporation	1 year
Luzon Spirit (2)	98,600	1992	100%	Time charter	Teekay Corporation	1 year

Total capacity	1,130,000

(1)	Charterer has options to extend each bareboat charter for periods of two years, two years and one year for a total of five years after the initial term.

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
During 2010, approximately 12% of our net revenues were earned by the vessels in the conventional tanker segment, compared to approximately 13% in 2009 and 13% in 2008. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
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
As of December 31, 2010, there were approximately 102 FSO units operating and two FSO units on order in the world fleet, and we had six FSO units. The major markets for FSO units are Asia, the Middle East, West Africa, South America and the North Sea. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.
The following table provides additional information about our FSO units as of March 1, 2011:

	Capacity						Remaining
Vessel	(dwt)	Built	Ownership	Field name and location	Contract Type	Charterer	Term
Navion Saga (1)	149,000	1991	100%	Volve, Norway	Time charter	Statoil ASA	5 years
Pattani Spirit (2)	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay Corporation	3.3 years
Karratha Spirit (3)	106,600	1988	100%	Legendre, Australia	Time charter	Apache	0.2 year
Dampier Spirit (1)	106,700	1987	100%	Stag, Australia	Time charter	Apache	3.5 years
Falcon Spirit (1)	124,500	1986	100%	Al Rayyan, Qatar	Time charter	Occidental	6.5 years
Apollo Spirit (4)	129,000	1978	89%	Banff, U.K.	Bareboat	Teekay Corporation	4.0 years

Total capacity	729,600

(1)	Charterer has option to extend the time charter after the initial fixed period.

(2)	This vessel is on a back-to-back charter between Teekay Corporation and Unocol for a remaining term of 3.3 years.

(3)	Charterer did not exercise its option to extend the time-charter after the initial fixed period. The vessel was sold in March 2011.

(4)
Charterer is required to charter the vessel for as long as a specified FPSO unit, the Petrojarl Banff, produces the Banff field in the North Sea, which could extend to 2014 depending on the field operator.

During 2010, approximately 9% of our net revenues were earned by the vessels in the FSO segment, compared to 8% in 2009 and 9% in 2008. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
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
Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 2010 there were approximately 155 FPSO units operating and 35 FPSO units on order in the world fleet. At December 31, 2010, we owned two FPSO units. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. The major independent FPSO contractors are SBM Offshore N.V., BW Offshore / Prosafe Production, MODEC, Sevan Marine ASA, Bluewater and Maersk FPSOs.
During 2010, approximately 20% of our net revenues were earned by our FPSO units, compared to approximately 20% in 2009 and 17% in 2008 (including the results of the dropdown predecessor). Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
Business Strategies
Our primary business objective is to increase distributions per unit by executing the following strategies:
•
Expand global operations in high growth regions. We seek to expand our shuttle tanker and FSO unit operations into growing offshore markets such as Brazil and Australia. In addition, we intend to pursue opportunities in existing markets such as the North Sea.

•
Pursue opportunities in the FPSO sector. We believe that Teekay Corporation’s ownership of Teekay Petrojarl, a leading operator in the FPSO section, will enable us to competitively pursue additional FPSO projects anywhere in the world by combining Teekay Petrojarl’s engineering and operational expertise with Teekay Corporation’s global marketing organization and extensive customer and shipyard relationships.

•
Acquire additional vessels on long-term, fixed-rate contracts. We intend to continue acquiring shuttle tankers, FSO units and FPSO units with long-term contracts, rather than ordering vessels on a speculative basis. We believe this approach facilitates the financing of new vessels based on their anticipated future revenues and ensures that new vessels will be employed upon acquisition, which should provide stable cash flows.

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

•
Manage our conventional tanker fleet to provide stable cash flows. We believe the fixed-rate time charters for these tankers will provide stable cash flows during their terms. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in an effort to maximize returns on the conventional fleet while managing residual value risk.

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
Statoil ASA, Petrobras Transporte S.A., Teekay Corporation, and Talisman Energy Inc. accounted for approximately 26%, 20%, 16% and 12%, and 28%, 19%, 17% and 12% respectively, of our consolidated revenues during 2010 and 2009, respectively. Statoil ASA, Teekay Corporation, Petrobras Transporte S.A., and Talisman Energy Inc. accounted for approximately 32%, 18%, 15% and 10%, respectively, of our consolidated revenues during 2008.

Safety, Management of Ship Operations and Administration
Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels. In 2007, Teekay Corporation introduced a behavior-based safety program called “Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, Teekay Corporation introduced the Quality Assurance and Training Officers (or QATO) Program to conduct rigorous internal audits of our processes and provide our seafarers with onboard training. In 2010, Teekay Corporation introduced the “Operational Leadership” campaign to reinforce commitment to personal and operational safety.
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
The EU has also adopted legislation (directive 2009/16/Econ Port State Control) that: bans manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years, after July 2003) from European waters; creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The EU is also considering the adoption of criminal sanctions for certain pollution events, including improper cleaning of tanks.
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
Owners or operators of vessels, including tankers operating in U.S. waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:
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
Since 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. These cases were recently settled and EPA must issue a new Vessel General Permit by November 2011, with the final Vessel General Permit issued by November 2012.

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
Low Sulphur Fuel Regulation
Several regulatory requirements to use low sulphur fuel are in force or upcoming. The EU Directive 33/2005 (or the Directive) came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulphur content below 0.1% while berthed or anchored in an EU port. The California Air Resources Board (CARB) will require vessels to burn fuel with 0.1% sulphur content or less within 24 nautical miles of California as of January 1, 2012. As of January 1, 2015, all vessels operating within Emissions Control Areas (ECA) worldwide must comply with 0.1% sulphur requirements. Currently, the only grade of fuel meeting 0.1% sulphur content requirement is low sulphur marine gas oil (or LSMGO). From July 1, 2010, the reduction of applicable sulphur content limits in the North Sea, the Baltic Sea and the English Channel Sulphur Control Areas will be 0.1%. Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulphur areas are able to comply with fuel requirements.
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
Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2010.
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
Taxation of Operating Income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter and bareboat charter income.
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
We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Therefore we meet the first requirement for the Section 883 Exemption. We expect that we would satisfy the substantiation, reporting and other requirements and therefore meet the third requirement for the Section 883 Exemption. However, with respect to the second requirement, we do not believe that we met the Controlled Foreign Corporation Test or the Publicly Traded Test in 2010 and because Teekay Corporation now owns less than 50.0% of the value of our outstanding equity interests, we expect that for 2010 and all succeeding years, we will not satisfy the Qualified Shareholder Test and therefore we will not qualify for the Section 883 Exemption and our U.S. Source International Transportation Income will not be exempt from U.S. federal income taxation.
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
The 4.0% Gross Basis Tax. For any year for which the Section 883 Exemption does not apply and the net basis tax and branch profits tax does not apply, we will be subject to a 4.0% U.S. federal income tax on U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2011, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income will be about $500,000 based on the amount of U.S. Source International Transportation Income we earned for 2010. The amount of such tax for which we are liable for any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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
We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. Our principal asset is Teekay Offshore Operating L.P. (or OPCO), which owns and operates a substantial majority of our shuttle tankers and floating storage and offtake (or FSO) units and all of our conventional crude oil tankers. In addition, we have direct ownership interests in two shuttle tankers, two FSO units and two floating production, storage and offloading (or FPSO) units. Our growth strategy focuses on expanding our fleet of shuttle tankers and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring FPSO units, which produce and process oil offshore in addition to providing storage and offloading capabilities. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow.
SIGNIFICANT DEVELOPMENTS
On March 22, 2010, we completed a public offering of 5.1 million common units (including 660,000 units issued upon exercise of the underwriters’ overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including our General Partner’s $2.0 million proportionate capital contribution). We used the total net proceeds from the offering to repay the remaining $60.0 million of the Teekay Corporation vendor financing from the acquisition of the Petrojarl Varg and to finance a portion of the acquisition of Teekay Corporation’s interest in a FSO unit, the Falcon Spirit, together with its operations and time charter contract, for $44.1 million on April 1, 2010. The Falcon Spirit is chartered to Occidental Qatar Energy Company LLC, a subsidiary of Occidental Petroleum of Qatar Ltd., on a fixed-rate time charter contract for 7.5 years (beginning December 2009) with an option for the charterer to extend the contract for an additional 1.5 years. The Falcon Spirit is a conversion of a double-hull shuttle tanker built in 1986 and it began servicing the Al Rayyan oil field off the coast of Qatar in December 2009.
On August 20, 2010, we completed a public offering of 6.0 million common units (including 787,500 units issued upon exercise of the underwriters’ overallotment option) at a price of $22.15 per unit, for gross proceeds of $136.5 million (including our General Partner’s $2.7 million proportionate capital contribution). We used the net proceeds from the equity offering to repay a portion of our outstanding debt under one of our revolving credit facilities.
On August 18, 2010, OPCO signed a master agreement with Statoil ASA (or Statoil) that replaces our existing volume-dependent contract of affreightment (or CoA) and covers fixed-rate annual renewable time-charter contracts initially for seven dedicated shuttle tankers. This new master agreement is effective September 1, 2010. Under the terms of the master agreement, the vessels will be chartered under individual fixed-rate annual renewable time-charter contracts to service the Tampen and Haltenbanken fields on the Norwegian Continental Shelf. The number of shuttle tankers covered by the master agreement may be adjusted annually based on the requirements of the fields serviced under the master agreement. The fixed-rate nature of time-charter contracts is expected to provide OPCO with more seasonally stable and predictable cash flows compared to the CoA arrangement. The vessels chartered under this agreement include the two newbuilding shuttle tankers, the Amundsen Spirit and the Nansen Spirit that OPCO acquired from Teekay Corporation in the second half of 2010 and will include the Peary Spirit, the third newbuilding shuttle tanker that OPCO has agreed to acquire as described below.
On October 1, 2010, we completed the acquisition of the Cicade de Rio das Ostras (or Rio Das Ostras) FPSO unit from Teekay Corporation, which is on a long-term charter with Petroleo Brasileiro SA (Petrobras), for a purchase price of $157.7 million, plus working capital of $12.4 million. In addition, OPCO acquired on October 1, 2010 and December 10, 2010, respectively, the newbuilding shuttle tankers, the Amundsen Spirit for $128.0 million, and the Nansen Spirit for $126.3 million. OPCO also agreed to acquire an additional newbuilding shuttle tanker, the Peary Spirit, for approximately $133 million, concurrent with the commencement of its time-charter contract in July 2011. Teekay Corporation is obligated to offer the Partnership a fourth shuttle tanker newbuilding (the Scott Spirit) within 365 days after its delivery, provided the vessel is servicing a charter contract in excess of three years in length.
On November 30, 2010, we issued NOK 600 million in senior unsecured bonds that mature in November 2013. The aggregate principal amount of the bonds is equivalent to approximately $98.5 million U.S. dollars and all payments are at NIBOR plus 4.75% per annum. We entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest. The proceeds of the bonds were used for general partnership purposes including repayment of existing credit facility debt. We will apply for listing of the bonds on the Oslo Stock Exchange.
On December 6, 2010, we completed a public offering of 6.4 million common units (including 840,000 units issued upon exercise of the underwriters’ overallotment option) at a price of $27.84 per unit, for gross proceeds of $182.9 million (including the General Partner’s $3.7 million proportionate capital contribution). The Partnership used the net proceeds from the equity offering to repay a portion of its outstanding debt under one of its revolving credit facilities.

During 2010, OPCO signed new time-charter contracts with Petrobras for two shuttle tankers for periods of five years and two years, respectively, bringing the total number of our shuttle tankers operating in Brazil to 13. OPCO also renewed a contract for two shuttle tankers serving the Statoil-operated Heidrun field for an additional four years at a higher charter rate.
On March 8, 2011, we acquired Teekay Corporation’s remaining 49% limited partner interest in OPCO for a combination of $175 million in cash, (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition), and 7.6 million of common units (and associated General Partner interest) to Teekay Corporation.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. We also may acquire other vessels that Teekay Corporation may offer us from time to time in the future.
Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation was obligated to offer to us, prior to July 9, 2010, the Foinaven FPSO, an existing FPSO unit of Teekay Petrojarl AS (or Teekay Petrojarl), a wholly-owned subsidiary of Teekay Corporation. We agreed to waive Teekay Corporation’s obligation to offer the FPSO unit to us by July 9, 2010; however, Teekay Corporation is obligated to offer the FPSO unit to us prior to July 9, 2012. The purchase price for the Foinaven FPSO would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to us.
In October 2010, Teekay Corporation signed a long-term contract with Petrobras to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, named Petrojarl Cidade de Itajai. The new FPSO unit is scheduled to deliver in the second quarter of 2012, when it will commence operations under a nine-year, fixed-rate time-charter contract to Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO project at Teekay Corporation’s fully built-up cost, within 365 days after the commencement of the charter with Petrobras.
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
Drydocking. We must periodically drydock our shuttle tankers and conventional oil tankers for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. We may drydock FSO units if we desire to qualify them for shipping classification. We expense annual class survey costs for our FPSO units as incurred. Generally, we drydock each vessel every two and a half to five years. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis over its estimated useful life, which typically is from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We include in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. We expense costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs on our FPSO units. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
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

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net revenues between periods.
Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. We use calendar-ship-days primarily to highlight changes in vessel operating expenses, time charter hire expense and depreciation and amortization. Calendar-ship days are based on our and OPCO’s owned and chartered-in fleet, including vessels owned by our 50% and 67% owned subsidiaries.
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

Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In September 2009, we acquired from Teekay Corporation the Petrojarl Varg FPSO unit, together with its operations and charter contracts. In April 2010, we acquired from Teekay Corporation the Falcon Spirit FSO unit, together with its charter contract. In October 2010, we acquired from Teekay Corporation the Rio das Ostras FPSO unit and the Amundsen Spirit newbuilding shuttle tanker. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect the vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if we had acquired them when the vessels began operations under the ownership of Teekay Corporation on October 1, 2006, December 15, 2009, April 1, 2008 and July 30, 2010, respectively. Please read Item 18 — Financial Statements: Note 1 — Basis of Presentation.

•
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our vessel operating costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2007, 2008, to a lesser degree in 2009 and 2010. We expect that going forward, there will be more upward pressure on crew compensation which will result in higher manning costs as we keep pace with market conditions. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. We continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations; however, we believe that future operational costs will increase.

•
Our financial results of operations are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes) are revalued and reported based on the prevailing exchange rate at the end of the period. OPCO has entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Payments under the service agreements are adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.

•
Our net income (loss) is affected by fluctuations in the fair value of our derivatives. Our interest rate swaps, cross currency swap and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of income (loss) as unrealized gains or losses on non-designated derivatives for interest rate swaps and some of our foreign currency forward contracts and in foreign exchange gains or losses for the cross currency swap. The changes in fair value do not affect our cash flows, liquidity or cash distributions to partners.

•
Our operations are seasonal and our financial results vary as a consequence of drydockings. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. In addition, we generally do not earn revenue when our vessels are in scheduled and unscheduled drydocking. Seven vessels are scheduled for drydocking in 2011. From time to time, unscheduled drydockings may cause additional fluctuations in our financial results.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the conventional tanker segment, the FSO segment and the FPSO segment, each of which are discussed below.
Results of Operations
Year Ended December 31, 2010 versus Year Ended December 31, 2009
Shuttle Tanker Segment
As at December 31, 2010, our shuttle tanker fleet consisted of 35 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 35 shuttle tankers, 28 were owned by OPCO (including five through 50% owned subsidiaries and three through a 67% owned subsidiary), five were chartered-in by OPCO and two were directly owned by us (including one through a 50% owned subsidiary). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. Spot rates during 2010 were on average slightly higher than in 2009 due to a recovery in global oil demand, but remained relatively weak on a historical basis.

The following table presents our shuttle tanker segment’s operating results for the years ended December 31, 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for the years ended December 31, 2010 and 2009, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	559,547	534,464	4.7
Voyage expenses	104,460	85,197	22.6

Net revenues	455,087	449,267	1.3
Vessel operating expenses	143,766	144,007	(0.2)
Time-charter hire expense	89,795	117,202	(23.4)
Depreciation and amortization	111,157	98,013	13.4
General and administrative (1)	42,526	40,552	4.9
Write down of vessel	9,441	—	—
Restructuring charge	119	4,734	(97.5)

Income from vessel operations	58,283	44,759	30.2

Calendar-Ship-Days			—
Owned Vessels	10,411	9,855	5.6
Chartered-in Vessels	2,434	3,262	(25.4)

Total	12,845	13,117	(2.1)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
The average size of our owned shuttle tanker fleet increased in 2010 compared to 2009, primarily due to:
•	the purchase of two newbuilding shuttle tankers, the Amundsen Spirit and the Nansen Spirit, in October 2010 and December 2010, respectively, (or the 2010 Newbuilding Shuttle Tanker Acquisitions), and
•	the acquisition of one previously chartered-in vessel in February 2010 by OPCO’s majority owned subsidiary (or the 2010 Shuttle Tanker Acquisition).
The average size of our chartered-in shuttle tanker fleet decreased in 2010 compared to 2009, primarily due to:
•	the redelivery of a chartered-in vessel back to their owners in each of June 2009, November 2009, February 2010 and December 2010, respectively; and
•	the 2010 Shuttle Tanker Acquisition;
partially offset by
•	increased spot chartered-in vessels as compared to 2009; and
•	less offhire days as compared to 2009.
Net Revenues. Net revenues increased for 2010 from 2009, primarily due to:
•
an increase of $17.5 million due to an increase in rates on certain contracts of affreightment, time-charter and bareboat contracts as provided for in existing contracts as well as due to entering into new contracts during 2010;

•	an increase of $4.6 million due to the 2010 Newbuilding Shuttle Tanker Acquisitions;
•
a net increase of $3.7 million due to a decrease in the number of offhire days resulting from less scheduled drydockings primarily in the time-chartered fleet, partially offset by higher unexpected repair offhire days compared to 2009;

•
an increase of $2.7 million due to an increase in reimbursable bunker costs and a net decrease in non-reimbursable bunker costs resulting primarily from more revenue days in 2010, as compared to 2009, partially offset by higher bunker prices as compared to 2009;

•	an increase of $0.9 million from the recovery of certain taxes from a customer; and
•
a $0.8 million payment to us by one of our joint venture partners during 2010 as the number of drydock days for a vessel exceeded the maximum allowed under our agreement with this joint venture partner;

partially offset by
•
a net decrease of $16.5 million due to fewer revenue days from our shuttle tankers due to declining oil production at mature oil fields in the North Sea, a decrease in revenue days in the conventional spot market from decreased demand for conventional crude transportation, partially offset by an increase in project revenues;

•	a decrease of $6.3 million due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter agreement; and

•	a decrease of $1.5 million from the recovery of certain Norwegian environmental taxes from our customers in the Heidrun field in 2009.

Vessel Operating Expenses. Vessel operating expenses decreased for 2010 from 2009, primarily due to:
•
a decrease of $7.0 million relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes;

•	a decrease of $4.7 million in crew and manning costs as compared to last year, resulting primarily from cost saving initiatives that commenced in 2009, as described below under restructuring charges;
•
a decrease of $2.2 million due to a decrease in the number of vessels drydocked, and costs related to services, spares and consumables during 2010. Certain repair and maintenance items are more efficient to complete while a vessel is in drydock. Consequently, repair and maintenance costs will typically decrease in periods when there is a decrease in the number of vessels drydocked; and

•	a decrease of $2.0 million due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter agreement;
partially offset by
•	an increase of $6.8 million due to the 2010 Shuttle Tanker Acquisition;
•	an increase of $4.2 million due to the 2010 Newbuilding Shuttle Tanker Acquisitions;
•	an increase of $2.3 million relating to repairs and maintenance performed in 2010 on certain vessels;
•	an increase of $1.6 million related to the timing of crew training activities; and
•	an increase of $0.5 million relating to port costs.
Time-Charter Hire Expense. Time-charter hire expense decreased for 2010 from 2009, primarily due to:
•	a net decrease of $24.5 million primarily due to the redelivery of four chartered-in vessels to their owners in June 2009, November 2009, February 2010 and December 2010, and
•	a decrease of $12.6 million due to the 2010 Shuttle Tanker Acquisition;
partially offset by
•	an increase of $8.3 million due to increased spot in-chartering of vessels;
•	an increase of $0.7 million due to higher drydocking amortization relating to one of our in-chartered vessels; and
•	an increase of $0.3 million due to less off-hire in the in-chartered fleet.
Depreciation and Amortization. Depreciation and amortization expense increased for 2010 from 2009, primarily due to:
•
an increase of $10.0 million due to increased drydockings in the second half of 2009 and the first half of 2010, a change in estimate of the useful life of certain capitalized drydocking expenditures and adjustments to the carrying value of certain capitalized drydocking expenditures;

•	an increase of $5.4 million due to 2010 Newbuilding Shuttle Tanker Acquisitions and the 2010 Shuttle Tanker Acquisition; and
•	an increase of $1.1 million due to increased capital upgrades in the second half of 2009;
partially offset by
•	a decrease of $2.2 million due to changes in the estimated useful lives of two of our vessels in 2009; and
•	a decrease of $1.0 million in the amortization of our intangible assets.
Write down of Vessel. Write down of vessel was $9.4 million for the year ended December 31, 2010, resulting from the impairment of a 1992-built shuttle tanker, as the shuttle tanker net carrying value exceeded the net undiscounted cash flows expected to be generated over its remaining useful life. Due to the termination of the vessels’ charter contract and recent economic developments it was determined in the fourth quarter of 2010 that the shuttle tanker may not generate the future cash flows that were anticipated when originally purchased. The vessel was written down to its estimated fair value.
Restructuring Charge. Restructuring charge was $4.7 million for the year ended December 31, 2009, resulting from the completion of the reflagging of seven of our vessels from Norwegian flag to Bahamian flag and a change in the nationality mix of our crews. Under this plan, we recorded restructuring charges of approximately $4.9 million in total since the plan began in 2009. The restructuring has resulted in a reduction in crewing costs for these vessels. In 2011, we expect to incur approximately $1.2 million in restructuring charges resulting from payments made related to seafarers from the Basker Spirit.

Conventional Tanker Segment
OPCO owns 11 Aframax conventional crude oil tankers, nine of which operate under fixed-rate time charters with Teekay Corporation. The remaining two vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture.
The following table presents our conventional tanker segment’s operating results for the years ended December 31, 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for the years ended December 31, 2010 and 2009, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	114,850	124,659	(7.9)
Voyage expenses	19,753	24,494	(19.4)

Net revenues	95,097	100,165	(5.1)
Vessel operating expenses	23,739	24,153	(1.7)
Depreciation and amortization	27,522	24,042	14.5
General and administrative (1)	4,501	4,746	(5.2)
Restructuring charges	—	274	(100.0)

Income from vessel operations	39,335	46,950	(16.2)

Calendar-Ship-Days
Owned Vessels	4,015	4,015	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
Net Revenues. Net revenues decreased for 2010 from 2009, primarily due to:
•	a decrease of $7.7 million due to an increased number of offhire days from scheduled drydockings compared to 2009;
partially offset by
•	an increase of $2.2 million in net bunker revenues for 2010, mainly due to an increase in bunker index prices compared to 2009; and
•	an increase of $0.6 million from increases in the daily hire rates for all nine time-charter contracts with Teekay Corporation.
Vessel Operating Expenses. Vessel operating expenses decreased for 2010 from 2009, primarily due to:
•	a decrease of $0.5 million relating to lower repairs and maintenance costs compared to 2009; and
•	a decrease of $0.4 million from decreases in crew levels and transportation costs as a result of a vessel being managed by Teekay Corporation that had been managed previously by an external party;
partially offset by
•	an increase of $0.5 million due to an increase in the consumption and use of consumables, lube oil, and freight.
Depreciation and Amortization. Depreciation and amortization expenses increased for 2010 from 2009 primarily due to an increase of $3.4 million of amortization of capitalized drydocking costs related to an increased number of scheduled drydockings compared to 2009;
FSO Segment
Our FSO fleet consists of six vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. Of the six FSO units, four are owned by OPCO, and two are owned by us. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in a significant decrease in our revenues and a decrease in vessel operating expenses.

The following table presents our FSO segment’s operating results for the years ended December 31, 2010, and 2009, and compares its net revenues (which is a non-GAAP financial measure) for the years ended December 31, 2010 and 2009, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	74,298	62,644	18.6
Voyage expenses	888	1,335	(33.5)

Net revenues	73,410	61,309	19.7
Vessel operating expenses	35,214	27,460	28.2
Depreciation and amortization	16,262	21,763	(25.3)
General and administrative (1)	3,799	2,572	47.7

Income from vessel operations	18,135	9,514	90.6

Calendar-Ship-Days
Owned Vessels	2,190	1,842	18.9

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
We acquired the Falcon Spirit from Teekay Corporation in April 2010. However, as a result of the inclusion of the Dropdown Predecessor, the Falcon Spirit has been included for accounting purposes in our results as if it was acquired on December 15, 2009, when the vessel began operations under the ownership of Teekay Corporation. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control.”
Net Revenues. Net revenues increased for 2010 from 2009, primarily due to:
•	an increase of $10.6 million due to the Falcon Spirit commencing operations in December 2009;
•	an increase of $3.8 million due to foreign currency exchange differences as compared to the same period last year; and
•	an increase of $0.5 million due to increased charter rates on the Karratha Spirit and Dampier Spirit as compared to 2009;
partially offset by
•
a net decrease of $2.9 million due to a lower charter rate on the Navion Saga in accordance with the charter contract that took effect in the second quarter of 2010, partially offset by a one-time reimbursement from customers for certain crewing costs.

Vessel Operating Expenses. Vessel operating expenses increased for 2010 from 2009, primarily due to:
•	an increase of $3.3 million due to the Falcon Spirit commencing operations in December 2009;
•	an increase of $3.2 million due to weakening of the U.S. Dollar against the Australian Dollar compared to 2009;
•	an increase of $1.5 million due to increased crew manning compared to 2009 related to timing differences between the years of when costs and recoveries are recorded; and
•	an increase of $0.5 million due to an increase in provisions compared to 2009;
partially offset by
•	a decrease of $0.4 million due to lower repairs and maintenance costs compared to 2009.
Depreciation and amortization. Depreciation decreased by $5.6 million for 2010 from 2009 as the costs relating to the conversion of the Navion Saga from a shuttle tanker to an FSO unit were fully depreciated at the end of the fixed term of its contract in April 2010.
Restructuring charge. In 2011, we expect to incur approximately $2.7 million in restructuring charges resulting from payments made relating to seafarers from the Karratha Spirit.
FPSO Segment
Our FPSO fleet consists of the Petrojarl Varg and the Rio das Ostras. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results for the years ended December 31, 2010 and 2009, and also provides a summary of the calendar-ship-days for our FPSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	151,851	149,345	1.7
Vessel operating expenses	66,157	65,357	1.2
Depreciation and amortization	35,400	37,358	(5.2)
General and administrative (1)	12,388	13,891	(10.8)

Income from vessel operations	37,906	32,739	15.8

Calendar-Ship-Days
Owned Vessels	730	730	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
We acquired the Petrojarl Varg from Teekay Corporation in September 2009. However, as a result of the inclusion of the Dropdown Predecessor, the Petrojarl Varg has been included for accounting purposes in our results as if it was acquired on October 1, 2006, when Teekay Corporation acquired its initial 65% interest in the Petrojarl Varg.
We also acquired the Rio das Ostras from Teekay Corporation on October 1, 2010. However, as a result of the inclusion of the Dropdown Predecessor, the Rio das Ostras has been included for accounting purposes in our results as if it was acquired on April 1, 2008, when it commenced operations. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control.”
Revenues. Revenues increased for 2010 from 2009, primarily due to:
•
a net increase of $6.2 million as the Petrojarl Varg commenced a new four-year, fixed-rate contract extension with Talisman Energy under a new rate structure beginning in the third quarter of 2009, partially offset by planned maintenance shutdown of 13 days in the third quarter of 2010;

partially offset by
•	a decrease of $3.7 million as the Rio das Ostras earned a lower contractual rate for the period April 23, 2010 until early 2011.
Vessel Operating Expenses. Vessel operating expenses increased for 2010 from 2009, primarily due to:
•	an increase of $2.9 million due to higher crewing and manning costs compared to 2009 relating to an increase in salary costs;
•	an increase of $2.6 million due to the weakening of the U.S. Dollar against the Norwegian Kroner compared to 2009; and
•	an increase of $0.8 million due to higher contract costs compared to 2009;
partially offset by
•	a decrease of $4.2 million due to lower repairs and maintenance costs compared to 2009;
•	a decrease of $0.5 million due to lower tax and registration costs compared to 2009; and
•
a decrease of $0.5 million relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes.

Depreciation and Amortization. Depreciation and amortization expense decreased $2.0 million for 2010 from 2009 due to a prospective reduction in depreciation as a result of a reassessment of the residual value of the Petrojarl Varg.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $63.2 million for 2010, from $61.8 million for 2009, mainly due to an increase of $2.7 million in realized and unrealized losses on foreign currency forward contracts that are or have been designated as hedges for accounting purposes, partially offset by a decrease of $1.1 million in certain fees for management services specific to the Petrojarl Varg and the Rio das Ostras FPSO units.
Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $37.4 million for 2010, from $50.8 million for 2009, primarily due to:
•	a decrease of $11.1 million due to lower interest rates during 2010, compared to 2009;
•	a decrease of $2.4 million from the financing of the Petrojarl Varg (including the Dropdown Predecessor) mainly due to a decrease in interest rates and prepayments of debt during 2010 and 2009;
•	a decrease of $2.1 million related to scheduled repayments and prepayments of debt during 2010 and 2009; and

•	a decrease of $1.0 million from the financing of the Rio das Ostras (including the Dropdown Predecessor) mainly due to a decrease in interest rates;
partially offset by
•	an increase of $1.9 million related to loan costs;
•	an increase of $0.9 million relating to acquisitions of the Falcon Spirit, the Nansen Spirit and the Amundsen Spirit; and
•	an increase of $0.4 million relating to the interest expense incurred in relation to the Norwegian Kroner bond issued in November 2010 (refer to Significant Developments).
Realized and Unrealized (Losses) Gains on Derivatives. Net realized and unrealized (losses) gains on non-designated derivatives were ($55.7) million for 2010, compared to $51.9 million for 2009, as detailed in the table below:

	Year Ended, December 31
(in thousands of U.S. Dollars)	2010	2009

Realized losses
Interest rate swaps	(49,224)	(51,084)
Foreign currency forward contracts	(1,029)	(4,196)

	(50,253)	(55,280)

Unrealized (losses) gains
Interest rate swaps	(10,408)	102,662
Foreign currency forward contracts	4,995	4,562

	(5,413)	107,224

Total realized and unrealized (losses) gains on derivative instruments	(55,666)	51,944

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains (losses) were $0.9 million for 2010, compared to ($11.2) million for 2009. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the year ended December 31, 2010, foreign currency exchange losses and gains include a realized gain of $0.2 million (2009 - nil) and an unrealized gain of $4.0 million (2009 — nil) on the cross currency swap.
Income Tax Recovery (Expense). Income tax recovery (expense) was $9.7 million for 2010, compared to ($13.8) million for 2009. The $23.5 million increase to income tax recovery was primarily due to an increase in deferred income tax recovery relating to unrealized foreign exchange translation losses.
Other Income. Other income was $6.8 million for 2010, compared to $9.5 million for 2009, which was primarily comprised of leasing income from our volatile organic compound (or VOC) equipment. The leasing income is decreasing as the contracts near completion.

Year Ended December 31, 2009 versus Year Ended December 31, 2008
Shuttle Tanker Segment
The following table presents our shuttle tanker segment’s operating results for the years ended December 31, 2009 and 2008, and compares its net revenues (which is a non-GAAP financial measure) for the years ended December 31, 2009 and 2008, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	534,464	650,896	(17.9)
Voyage expenses	85,197	169,578	(49.8)

Net revenues	449,267	481,318	(6.7)
Vessel operating expenses	144,007	137,132	5.0
Time-charter hire expense	117,202	132,234	(11.4)
Depreciation and amortization	98,013	91,846	6.7
General and administrative (1)	40,552	43,003	(5.7)
Restructuring charge	4,734	—	100.0

Income from vessel operations	44,759	77,103	(41.9)

Calendar-Ship-Days
Owned Vessels	9,855	9,765	0.9
Chartered-in Vessels	3,262	3,624	(10.0)

Total	13,117	13,389	(2.0)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
The average size of our chartered-in shuttle tanker fleet decreased in 2009 compared to 2008, primarily due to:
•	the redelivery of a chartered-in vessel back to their owners in each of June 2008 and May 2009, respectively;
•	reduced spot chartered-in vessels compared to 2008; and
•	the purchase of an in-chartered shuttle tanker in late March 2008 (or the 2008 Shuttle Tanker Acquisition);
partially offset by
•	the in-chartering of one vessel from December 2008 to June 2009.
Net Revenues. Net revenues decreased for 2009 from 2008, primarily due to:
•
a decrease of $54.9 million due to fewer revenue days from our shuttle tankers due to declining oil production at mature oil fields in the North Sea and the impact on revenue generated by our shuttle tankers operating in the conventional tanker market from reduced demand for conventional crude transportation, compared to 2008;

•	a decrease of $1.8 million due to a 2008 agreement with certain of our customers that enabled us to recover certain Norwegian environmental taxes relating to prior periods; and
•
a decrease of $1.5 million from a reduction in the number of cargo liftings due to declining oil production at the Heidrun field, a mature oil field in the North Sea, that is serviced by certain shuttle tankers on contracts of affreightment;

partially offset by
•	an increase of $8.4 million for 2009 due to rate increases on certain contracts of affreightment, partially offset by rate decreases in certain time-charter and bareboat contracts;
•	an increase of $5.7 million due to a new time-charter agreement that began in December 2008;
•
an increase of $5.0 million due to lower bunker prices and daily bunker consumption in 2009 as compared to 2008, partially offset by a net increase in non-reimbursable bunker costs resulting primarily from increased idle days in 2009, as compared to 2008;

•
an increase of $3.5 million due to a decrease in the number of offhire days resulting from scheduled drydockings primarily in the time-chartered fleet, and from fewer unplanned repair projects compared to the same periods last year; and

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

•	an increase of $3.9 million due to an increase in the number of vessels drydocked primarily in the contract of affreightment fleet, and costs related to services, spares and consumables during 2009;

•	an increase of $3.3 million due to the 2008 Shuttle Tanker Acquisition and the in-chartering of one vessel from December 2008 to June 2009;
partially offset by
•	a decrease of $3.8 million relating to the crew training;
•	a decrease of $2.9 million in repairs performed for certain vessels in 2009 compared to last year;
•	a decrease of $1.1 million due to a reduction in projects (mainly relating to equipment upgrades and enhancements) in 2009 compared to last year; and
•	a decrease of $0.8 million in crew and manning costs as compared to last year, resulting primarily from cost savings initiatives that began in 2009.
Time-Charter Hire Expense. Time-charter hire expense decreased for 2009 from 2008, primarily due to:
•	a decrease of $11.8 million due to increased drydocking and offhire of chartered-in vessels and a reduction in spot chartered-in vessels during 2009;
•	a decrease of $2.2 million due to the 2008 Shuttle Tanker Acquisition; and
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
Restructuring Charge. Restructuring charge was $4.7 million for the year ended December 31, 2009, resulting from the reflagging of seven of our vessels from Norwegian flag to Bahamian flag and a change in the nationality mix of our crews. Under this plan, we recorded and paid restructuring charges of approximately $4.9 million in total.
Conventional Tanker Segment
The following table presents our conventional tanker segment’s operating results for the years ended December 31, 2009 and 2008, and compares its net revenues (which is a non-GAAP financial measure) for the years ended December 31, 2009 and 2008, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our conventional tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	124,659	153,200	(18.6)
Voyage expenses	24,494	53,722	(54.4)

Net revenues	100,165	99,478	0.7
Vessel operating expenses	24,153	26,030	(7.2)
Depreciation and amortization	24,042	22,901	5.0
General and administrative (1)	4,746	7,800	(39.2)
Restructuring charge	274	—	—

Income from vessel operations	46,950	42,747	9.8

Calendar-Ship-Days
Owned Vessels	4,015	3,931	2.1

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

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
FSO Segment
The following table presents our FSO segment’s operating results for the years ended December 31, 2009 and 2008, and compares its net revenues (which is a non-GAAP financial measure) for the years ended December 31, 2009 and 2008, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	62,644	68,396	(8.4)
Voyage expenses	1,335	1,729	(22.8)

Net revenues	61,309	66,667	(8.0)
Vessel operating expenses	27,460	27,759	(1.1)
Depreciation and amortization	21,763	23,690	(8.1)
General and administrative (1)	2,572	2,646	(2.8)

Income from vessel operations	9,514	12,572	(24.3)

Calendar-Ship-Days
Owned Vessels	1,842	1,830	0.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
Net Revenues. Net revenues decreased during for 2009 from 2008, primarily due to:
•	a decrease of $2.9 million due to unfavorable exchange rates; and
•	a decrease of $2.5 million from the Navion Saga being offhire for 43 days in 2009 due to a scheduled drydock;

partially offset by
•	an increase of $0.8 million due to a decrease in bunker costs during 2009.
FPSO Segment
The following table presents our FPSO segment’s operating results for the years ended December 31, 2009 and 2008, and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	149,345	131,069	13.9
Vessel operating expenses	65,357	61,138	6.9
Depreciation and amortization	37,358	29,959	24.7
General and administrative (1)	13,891	15,057	(7.7)
Goodwill impairment	—	149,129	(100.0)

Income from vessel operations	32,739	(124,214)	(126.4)

Calendar-Ship-Days
Owned Vessels	730	641	13.9

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
The FPSO units, the Petrojarl Varg and the Rio das Ostras, were acquired from Teekay Corporation in September 2009 and October 2010, respectively. However, as a result of the inclusion of the Dropdown Predecessor, the Petrojarl Varg has been included for accounting purposes in our results as if it was acquired on October 1, 2006, when Teekay Corporation acquired its initial 65% interest in the Petrojarl Varg, and the Rio das Ostras has been included for accounting purposes in our results as if it was acquired on April 1, 2008. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above.
Revenues. Revenues increased during 2009 from 2008, primarily due to:
•	an increase of $5.7 million as the Petrojarl Varg commenced a new four-year contract extension with Talisman Energy beginning in the third quarter of 2009; and
•	an increase of $14.7 million as the Rio das Ostras was only operating for three quarters in 2008;
partially offset by
•	a decrease of $2.0 million as a result of decreases in miscellaneous service revenues as compared to the previous year.
Vessel Operating Expenses. Vessel operating expenses increased during 2009 from 2008, primarily due to:
•	an increase of $4.0 million as the Rio das Ostras was only operating for three quarters in 2008.
Depreciation and Amortization. Depreciation and amortization expense increased for 2009 compared to 2008, primarily due to:
•	an increase of $2.4 million due to Teekay Corporation’s acquisition of the remaining 35% interest in the Petrojarl Varg on June 30, 2008; and
•	an increase of $5.0 million as the Rio das Ostras was only operating for three quarters in 2008.
Goodwill impairment charge. There was no goodwill impairment charge in 2009. In the prior year, Teekay Corporation concluded that the carrying value exceeded the fair value of goodwill in the FPSO segment as of December 31, 2008, and as a result an impairment loss was recognized in its consolidated statements of income (loss). The portion of the impairment loss allocated to the Petrojarl Varg Dropdown Predecessor was $127.4 million, and to the Rio das Ostras Dropdown Predecessor was $21.7 million, which was included in our consolidated statements of income (loss) as an impairment loss. Please read Item 18 — Financial Statements: Note 5 — Goodwill and Intangible Assets.
Other Operating Results
General and Administrative Expenses. General and administrative expenses have decreased to $61.8 million in 2009 from $68.5 million for 2008, primarily due to a decrease of $11.7 million in management fees payable to a subsidiary of Teekay Corporation for services rendered to us during 2009. The decrease is primarily due to a reduction in Teekay Corporation’s general and administrative costs, which are allocated to us through the management fee.
Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $50.8 million for 2009, from $93.4 million for 2008, primarily due to:
•	a decrease of $29.8 million due to a decline in interest rates during 2009;

•	a decrease of $7.4 million relating to the scheduled repayments and prepayments of debt during 2008 and 2009; and
•	a decrease of $6.3 million from the financing of the Petrojarl Varg (including the Dropdown Predecessor) mainly due to a decrease in interest rates.
Realized and Unrealized Gains (Losses) on Derivatives. Net realized and unrealized gains (losses) on non-designated derivatives was $51.9 million for 2009 compared to ($193.3) million for 2008, as detailed in the table below:

	Year Ended, December 31
(in thousands of U.S. Dollars)	2009	2008

Realized (losses) gains
Interest rate swaps	(51,084)	(21,470)
Foreign currency forward contracts	(4,196)	1,972

	(55,280)	(19,498)

Unrealized gains (losses)
Interest rate swaps	102,662	(166,047)
Foreign currency forward contracts	4,562	(7,800)

	107,224	(173,847)

Total realized and unrealized gains (losses) on derivative instruments	51,944	(193,345)

Foreign Currency Exchange Gains (Losses). Foreign currency exchange (losses) gains were ($11.2) million for 2009 compared to $9.8 million for 2008. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
Income Tax (Expense) Recovery. Income tax (expense) recovery was ($13.8) million for 2009 compared to $62.1 million for 2008. The $75.9 million increase to income tax expense was primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains.
Other Income. Other income for 2009 and 2008 was $9.5 million and $11.8 million, respectively, which was primarily comprised of leasing income from our VOC equipment.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at December 31, 2010, our total cash and cash equivalents were $166.5 million, compared to $101.7 million at December 31, 2009. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $557.6 million as at December 31, 2010, compared to $285.7 million as at December 31, 2009. The 2009 cash and liquidity amounts exclude amounts attributable to the Dropdown Predecessor. The increase in liquidity is primarily the result of our cash flow from operations, the issuance of NOK 600 million in senior unsecured bonds which provided net proceeds to us of $98.5 million, as well as from net proceeds from the December 2010 equity offering.
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
The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2010	2009

Net cash flow from operating activities	286,585	162,361
Net cash flow used for financing activities	(211,600)	(200,360)
Net cash flow used for investing activities	(17,909)	8,785
Operating Cash Flows. Net cash flow from operating activities increased to $286.6 million for the year ended December 31, 2010, from $162.4 million for the same period in 2009, due primarily to a decrease in time-charter hire expenses, an increase in the contract rate for the Petrojarl Varg, increased rates and number of revenue days from our shuttle tanker operations, the acquisitions of Falcon Spirit, Rio das Ostras, Amundsen Spirit and Nansen Spirit, a net increase in changes to non-cash working capital items and a decrease in interest expense, partially offset by the redelivery of one in-chartered vessel and an increase in the number of offhire days related to drydockings.
Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances, shuttle tanker utilization and spot market hire rates. The number of vessel drydockings may vary from year to year.
Financing Cash Flows. During the year ended December 31, 2010, scheduled debt repayments and prepayments on debt totaled $701.0 million. Net proceeds from long-term debt of $355.7 million were used primarily to prepay long-term debt and to finance a portion of the acquisition of the Falcon Spirit, Rio Das Ostras, Amundsen Spirit and the Nansen Spirit from Teekay Corporation.
On March 22, 2010, we completed a public offering of 5.1 million common units (including 660,000 common units acquired by the underwriters upon exercise of their overallotment option). The total net proceeds from the offering (including the General Partner’s total contribution of $2.0 million) were $95.5 million. The net proceeds were used to repay the remaining $60.0 million of the Teekay Corporation vendor financing related to the acquisition of the Petrojarl Varg and to finance a portion of the acquisition of Teekay Corporation’s interest in the Falcon Spirit.
On August 20, 2010, we completed a public offering of 6.0 million common units (including 787,500 units issued upon the exercise of the underwriters’ overallotment option) for net proceeds of $130.8 million (including the General Partner’s $2.7 million proportionate capital contribution). We used the net proceeds from the equity offering to repay a portion of our outstanding debt under one of our revolving credit facilities.
On December 6, 2010, we completed a public offering of 6.4 million common units (including 840,000 units issued upon the exercise of the underwriters’ overallotment option) for net proceeds of $175.2 million (including the General Partner’s $3.7 million proportionate capital contribution). We used the net proceeds from the equity offering to repay a portion of our outstanding debt under one of our revolving credit facilities.
During the year ended December 31, 2009, scheduled debt repayments and prepayments on debt totaled $473.1 million. Net proceeds from long-term debt of $279.6 million was used primarily towards the purchase of the Petrojarl Varg from Teekay Corporation, the repayment of $160 million in vendor financing to Teekay Corporation, and the $21.5 million repayment of joint venture partner advances.
Cash distributions paid by our subsidiaries to non-controlling interest during the year ended December 31, 2010, and 2009 totaled $77.2 million and $61.1 million, respectively. Cash distributions paid by us to our unitholders and our General Partner during the year ended December 31, 2010, and 2009, totaled $85.1 million and $60.5 million, respectively. Subsequent to December 31, 2010, cash distributions for the year ended December 31, 2010, were declared and paid on February 14, 2011 and totaled $27.7 million.
Investing Cash Flows. During the year ended December 31, 2010, net cash flow used in investing activities was $17.9 million, primarily relating to expenditure on vessels and equipment relating to the Peary Spirit newbuilding, partially offset by scheduled lease payments of $22.7 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets.
During the year ended December 31, 2009, net cash flow from investing activities was $8.8 million, primarily relating to scheduled lease payments of $23.0 million received from the leasing of our volatile organic compound emissions equipment partially offset by expenditure on vessels and equipment of $13.7 million.
Credit Facilities
As at December 31, 2010, our total debt was $1.72 billion, compared to $2.05 billion as at December 31, 2009, including amounts attributable to the Dropdown Predecessor. Our revolving credit facilities and term loans are described in Item 1 — “Financial Statements: Note 7 — Long-Term Debt.” All of our vessel financings are collateralized by the applicable vessels. As a result of us acquiring the remaining 49% limited partner interest in OPCO in March 2011, our obligations under the Bond Agreement related to our issuance of NOK 600 million in senior unsecured bonds are now guaranteed by us. The term loans used to finance the six 50% owned subsidiaries and our revolving credit facility agreements contain typical covenants and other restrictions, including, in some cases, those that restrict the relevant subsidiaries from:
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
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2010:

			2012	2014
			and	and	Beyond
	Total	2011	2013	2015	2015
	(in millions of U.S. Dollars)

Long-term debt (1)	1,717.1	152.1	481.4	820.6	263.0
Chartered-in vessels (Operating leases)	156.6	59.6	76.3	20.7	—

Total contractual obligations	1,873.7	211.7	557.7	841.3	263.0

(1)
Excludes expected interest payments of $17.1 million (2011), $28.1 million (2012 and 2013), $9.5 million (2014 and 2015) and $5.5 million (beyond 2015). Expected interest payments are based on LIBOR, plus margins which ranged up to 3.25% as at December 31, 2010, and on NIBOR plus a margin of 4.75%.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Management of our general partner reviews our accounting policies, assumptions, estimates and judgments on a regular basis to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results will differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies. Please read Item 18 — Financial Statements: Note 1 - Summary of Significant Accounting Policies.
Revenue Recognition
Description. We generate a majority of our revenues from voyages servicing contracts of affreightment, time charters, bareboat charters, and FPSO service contracts and, to a lesser extent, spot voyages. Within the shipping industry, the two methods used to account for revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. Revenues from FPSO service contracts are recognized as service is performed. In all cases we do not recognize revenues during days that a vessel is off-hire.
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

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Aframax and Suezmax tankers and 20 to 25 years for FPSO units, commencing the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.
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
Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking or estimated useful life of drydock expenditures. While we typically drydock each shuttle tanker and conventional oil tanker every two and a half to five years, we may drydock the vessels at an earlier date.
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
As of December 31, 2010, the shuttle segment had goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumption and estimates that are based on factors that are beyond our control. These are discussed in more detail in the section entitled “Forward-Looking Statements.”
Amortization expense of intangible assets for 2010 and 2009 was $8.1 million and $9.1 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets. As at December 31, 2010 and 2009, the net book value of intangible assets was $28.8 million and $37.0 million, respectively.
Valuation of Derivative Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate and foreign exchange risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.
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

Recent Accounting Pronouncements
In January 2010, we adopted an amendment to FASB ASC 810, Consolidations, that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether an entity is such a primary beneficiary. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, an entity’s power over a variable interest entity, or an entity’s obligation to absorb losses or its right to receive benefits of a variable interest entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have an impact on our consolidated financial statements.
In July 2010, the FASB issued an amendment to FASB ASC 310, Receivables, that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. Our adoption of this amendment has been included in our financial statement note disclosures. See Item 18: Note 1 — Summary of Significant Accounting Policies.
Accounting Pronouncements Not Yet Adopted
In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, we will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for us on January 1, 2011. It is expected that this amendment will not have an impact on our consolidated financial statements.
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
The Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Corporation and its subsidiaries, including Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG) and Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Effective April 1, 2011, Mr. Evensen assumed the position of President and Chief Executive Officer of Teekay Corporation. Mr. Evensen is also the Chief Executive Officer and Chief Financial Officer of Teekay LNG’s general partner. The amount of time Mr. Evensen allocates among our business and the businesses of Teekay Corporation and Teekay LNG varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We believe Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.
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

Directors and Executive Officers of Teekay Offshore GP L.L.C.
The following table provides information about the directors and executive officers of our general partner, Teekay Offshore GP L.L.C. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors are as of March 31, 2011.

Name	Age	Position
C. Sean Day	61	Chairman (1)
Bjorn Moller	53	Vice Chairman and Director until March 31, 2011
Peter Evensen	52	Chief Executive Officer, Chief Financial Officer and Director
Kenneth Hvid	42	Director (2)
David L. Lemmon	68	Director (1) (3)
Carl Mikael L.L. von Mentzer	66	Director (1) (3)
John J. Peacock	67	Director (1) (3)

(1)	Member of Corporate Governance Committee

(2)	Effective April 1, 2011

(3)	Member of Audit Committee and Conflicts Committee
Certain biographical information about each of these individuals is set forth below.
C. Sean Day has served as Chairman of Teekay Offshore GP L.L.C. since it was formed in August 2006. Mr. Day has also served as Chairman of the Board of Teekay Corporation since September 1999. He also serves as Chairman of Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) and Teekay Tankers Ltd. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to that, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation and Chairman of Compass Diversified Holdings.
Bjorn Moller served as the Vice Chairman and Director of Teekay Offshore GP L.L.C. from August 2006 until March 31, 2011. Mr. Moller served as the President and Chief Executive Officer of Teekay Corporation from April 1988 until March 31, 2011. Mr. Moller continutes to serve as a Director of Teekay Corporation and Teekay Tankers Ltd. Mr. Moller has over 25 years experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since 2006 and on the Board of American Petroleum Institute since 2000. He held senior management positions with Teekay Corporation for more than 15 years, and led Teekay Corporation’s overall operations from January 1997, following his promotion to the position of Chief Operating Officer. Prior to that, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities.
Peter Evensen has served as Chief Executive Officer, Chief Financial Officer and a Director of Teekay Offshore GP L.L.C. since August 2006. On April 1, 2011, Mr. Evensen became President and Chief Executive Officer of Teekay Corporation and also became a Director of Teekay Corporation. He also serves as Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C.. and as a Director of Teekay Tankers Ltd. Mr. Evensen joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Strategy Officer of Teekay Corporation in February 2004. Mr. Evensen has over 20 years experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
Kenneth Hvid became a director of Teekay Offshore GP L.L.C. on April 1, 2011. Mr. Hvid was appointed Chief Strategy Officer and Executive Vice President of Teekay Corporation effective April 1, 2011. He joined Teekay Corporation in October 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the LNG business. He held that position until the beginning of 2006, when he was appointed President of the Teekay Navion Shuttle Tankers and Offshore division of Teekay Corporation. In that role, he was responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid has 22 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong.
David L. Lemmon has served as a Director of Teekay Offshore GP L.L.C since December 2006. Mr. Lemmon also currently serves on the Board of Directors of Kirby Corporation, a position he has held since April 2006, and also serves on the Board of Deltic Timber Corporation, a position he has held since February 2007. Mr. Lemmon was President and Chief Executive Officer of Colonial Pipeline Company from 1997 until his retirement in March 2006. Prior to joining Colonial Pipeline Company, he served as President of Amoco Pipeline Company for seven years, as part of a career with Amoco Corporation that spanned 30 years. Mr. Lemmon has served as a member of the Board of Directors of the American Petroleum Institute, the National Council of Economic Education and the Battelle Energy Advisory Committee. He has served as a member of the Northwestern University Business Advisory Committee and as a guest faculty member at Northwestern University’s Kellogg Graduate School of Management.
Carl Mikael L.L. von Mentzer has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Since 1998, Mr. von Mentzer has served as a non-executive director of Concordia Maritime AB in Gothenburg, Sweden and since 2002, has served as Deputy Chairman of its Board of Directors. Prior to this, Mr. von Mentzer served in executive positions with various shipping and offshore service companies, including Gotaverken Arendal AB and Safe Partners AB in Gothenburg, Sweden and OAG Ltd. in Aberdeen, Scotland. He has also previously served as a non-executive director for Northern Offshore Ltd., in Oslo, Norway, and GVA Consultants in Gothenburg, Sweden.
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

Directors and Executive Officers of Teekay Offshore Operating GP L.L.C.
The following table provides information about the directors and executive officers of Teekay Offshore Operating GP L.L.C., the general partner of OPCO. Directors are appointed for one-year terms. The business address of each director and executive officer of Teekay Offshore Operating GP L.L.C. listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors are as of December 31, 2010.

Name	Age	Position
C. Sean Day	61	Chairman
Bjorn Moller	53	Director until March 31, 2011
Peter Evensen	52	Chief Executive Officer, Chief Financial Officer and Director
Kenneth Hvid	42	Director effective April 1, 2011
As described above, the directors and executive officers of Teekay Offshore Operating GP L.L.C. also serve as directors or executive officers of Teekay Offshore GP L.L.C. The business experience of these individuals is included above.
B. Compensation
Reimbursement of Expenses of Our General Partner
Excluding incentive distribution rights, our general partner does not receive any management fee or other compensation for managing us. Please read Item 8 — Financial Information: Incentive Distribution Rights. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. During 2010, we reimbursed our general partner for $0.4 million ($0.5 million — 2009, $0.6 million — 2008) in expenses that it incurred on our behalf during the year.
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
Compensation of Directors
Officers of our general partner or Teekay Corporation who also serve as directors of our general partner or OPCO’s general partner do not receive additional compensation for their service as directors. Each of our non-management director receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Effective January 2011, each non-management director receives a director fee of $50,000 for the year and common units with a value of approximately $50,000 for the year. The Chairman receives an annual fee of $87,500 and common units with a value of approximately $87,500 for the year. Members of the audit and conflicts committees, and the chair of the governance committees each receive a committee fee of $5,000 for the year, and the chairs of the audit committee and conflicts committee receive an additional fee of $10,000 for the year for serving in that role. In addition, each director was reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
During 2010, the four non-employee directors received, in the aggregate, $395,450 in director and committee fees and reimbursement of $67,517 of their out-of-pocket expenses from us relating to their board service. We reimbursed our general partner for these expenses as they were incurred for the conduct of our business. In March 2010, our general partner’s Board of Directors granted to the four non-employee directors 7,755 common units. During March 2011, the Board authorized the award by us to the four non-employee directors of common units with a value of approximately $237,500 for the 2011 year.
2006 Long-Term Incentive Plan
Our general partner adopted the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned common units awarded to our general partner’s non-employee directors, we did not make any awards in 2010 under the 2006 Long-Term Incentive Plan.
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
The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised solely of independent members, except for the Corporate Governance Committee, and operates under a written charter adopted by the Board, other than the Conflicts Committee. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Other Information—Partnership Governance” in the Investor Center of our web site at www.teekayoffshore.com. During 2010, the Board held seven meetings. Each director attended all Board meetings, and each committee member attended all applicable committee meetings.

Audit Committee. The Audit Committee of our general partner is composed of three or more directors, each of whom must meet the independence standards of the NYSE, the SEC and any other applicable laws and regulations governing independence from time to time. This committee is currently comprised of directors John J. Peacock (Chair), David L. Lemmon and Carl Mikael L.L. von Mentzer. All members of the committee are financially literate and the Board has determined that Mr. Peacock and Mr. Lemmon qualify as audit committee financial experts.
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
Corporate Governance Committee. The Corporate Governance Committee of our general partner is composed of at least two directors. This committee is currently comprised of directors Carl Mikael L.L. von Mentzer (Chair), David L. Lemmon, John J. Peacock, and C. Sean Day.
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
D. Employees
Crewing and Staff
As of December 31, 2010, approximately 1,858 seagoing staff served on our vessels. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries. As of December 31, 2010, approximately 48 staff served on shore in technical, commercial and administrative roles in Singapore and Brazil. Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please see Item 7- Major Unitholders and Related Party transactions-— Certain Relationships and Related Party Transactions.
Teekay Corporation regards attracting and retaining motivated seagoing personnel as a top priority, and offers seafarers what we believe are highly competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.
Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate our and OPCO’s Bahamian-flagged vessels. Substantially all officers and seamen for the Norway-flagged vessels are covered by a collective bargaining agreement with Norwegian unions (Norwegian Maritime Officers’ Association, Norwegian Union of Marine Engineers and the Norwegian Seafarers’ Union). Teekay Corporation has entered into a Collective Bargaining Agreement with Sindicato dos Trabalhadores Offshore do Brasil (SINDITOB), which covers substantially all Brazilian resident offshore employees onboard our FPSO Rio das Ostras. Teekay Corporation has entered into a Collective Bargaining Agreement with UNITE, through our membership in UK Floating Production Operators Association (UKFPOA). The agreement cover substantially all non-managerial positions held by UK resident offshore employees onboard our FPSOs on UK Continental Shelf. Teekay Corporation has entered into a Collective Bargaining Agreement with Norwegian offshore unions (SAFE, Industry Energi and DSO), through our membership in Norwegian Shipowners Association (NSA). The agreement covers substantially all of the offshore employees onboard our FPSOs on Norwegian Continental Shelf. We believe Teekay Corporation’s relationships with these local labor unions are good.
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

E. Unit Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 15, 2011, of our units by all directors and officers of our general partner as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units that the person has the right to acquire as of May 14, 2011 (60 days after March 15, 2011) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned(3)

All directors and officers as a group (7 persons) (1) (2)	357,700	0.57%

(1)
Excludes units owned by Teekay Corporation, which controls us. Excludes C. Sean Day, Bjorn Moller, Peter Evensen and effective April 1, 2011, Kenneth Hvid, who serve as the Directors and Executive Officers of our general partner. In addition, Mr. Moller was Teekay Corporation’s President and Chief Executive Officer until April 1, 2011, and Peter Evensen, our general partner’s Chief Executive Officer and Chief Financial Officer and a Director, was Teekay Corporation’s Executive Vice President and Chief Strategy Officer until April 1, 2011. Effective April 1, 2011, Mr. Evensen was appointed Teekay Corporation’s President and Chief Executive Officer. Please read Item 7: Major Unitholders and Related Party Transactions— Certain Relationships and Related Party Transactions for more detail.

(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding units.

(3)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.
Item 7. Major Unitholders and Related Party Transactions
A. Major Unitholders
The following table sets forth the beneficial ownership, as of March 15, 2011, of our units by each person we know to beneficially own more than 5% of the outstanding units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 14, 2011 (60 days after March 15, 2011) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

	Common Units	Percentage of
Identity of Person or Group	Owned	Common Units Owned
Teekay Corporation (1)	22,362,814	35.61%
Kayne Anderson Capital Advisors, LP, and Richard A. Kayne, as a group (2)	3,759,907	6.0%
Neuberger Berman Group LLC and Neuberger Berman, LLC, as a group (3)	3,738,912	6.0%

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.

(2)
Includes shared voting power and shared dispositive power as to 3,759,907 units. Kayne Anderson Capital Advisors, LP, and Richard A. Kayne both have shared voting and dispositive power. Kayne Anderson Capital Advisors, L.P. is the general partner (or general partner of the general partner) of the limited partnerships and investment adviser to the other accounts. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. Mr. Kayne is also a limited partner of each of the limited partnerships and a shareholder of the registered investment company. This information is based on the Schedule 13G/A filed by this group with the SEC on February 10, 2011.

(3)
Includes shared voting power as to 3,380,982 units and shared dispositive power as to 3,738,912 units. Both Neuberger Berman Group LLC and Neuberger Berman LLC have shared dispositive power. Neuberger Berman, LLC and Neuberger Berman Management LLC serve as sub-advisor and investment manager, respectively, of Neuberger Berman Group LLC’s mutual funds. The holdings of Neuberger Berman Fixed Income LLC and NB Alternative Fund Management LLC, affiliates of Neuberger Berman LLC, are also aggregated to comprise the holdings referenced herein. This information is based on the Schedule 13G filed by this group with the SEC on February 14, 2011.

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B. Certain Relationships and Related Party Transactions
a)
Nine of OPCO’s conventional tankers are employed on long-term time-charter contracts with a subsidiary of Teekay Corporation. Under the terms of seven of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate plus a 4.5% margin. Pursuant to these time-charter contracts, OPCO earned revenues of $104.9 million, $114.7 million and $144.5 million for the years ended December 31, 2010, 2009, and 2008, respectively.

b)
Two of OPCO’s shuttle tankers are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $14.9 million, $12.4 million and $14.8 million during the years ended December 31, 2010, 2009, and 2008, respectively.

c)
Two of OPCO’s FSO units are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $11.2 million, $11.2 million and $11.2 million, during the years ended December 31, 2010, 2009, and 2008, respectively.

d)
A subsidiary of Teekay Corporation has entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. Pursuant to this agreement, during the years ended December 31, 2010, 2009, and 2008, OPCO earned management fees of $3.8 million, $3.2 million and $3.3 million, respectively.

e)
Eight of OPCO’S Aframax conventional oil tankers, one of OPCO’s FSO units, two of our FSO units and our FPSO units are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, we incurred general and administrative expenses of $9.2 million, $4.6 million and $3.5 million during the years ended December 31, 2010, 2009, and 2008, respectively.

f)
We, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which Teekay Corporation subsidiaries provide us, OPCO and its operating subsidiaries with administrative, crew training, advisory and technical services and ship management services. Pursuant to these service agreements, we incurred $43.0 million, $40.4 million and $59.2 million, respectively, of these costs during the December 31, 2010, 2009, and 2008, respectively.

g)
Pursuant to our partnership agreement, we reimburse our General Partner for all expenses incurred by the General Partner that are necessary or appropriate for the conduct of our business. During the years ended December 31, 2010, 2009, and 2008, we incurred $0.4 million, $0.5 million and $0.6 million of these costs, respectively.

h)
C. Sean Day is the Chairman of our general partner, Teekay Offshore GP L.L.C., and of Teekay Offshore Operating GP L.L.C., the general partner of OPCO. He also is the Chairman of Teekay Corporation, Teekay Tankers Ltd. and Teekay GP L.L.C., the general partner of Teekay LNG.

Bjorn Moller was the Vice Chairman of Teekay GP L.L.C., Teekay Offshore Operating GP L.L.C and Teekay Offshore GP L.L.C. until March 31, 2011. He was also the President and Chief Executive Officer of Teekay Corporation as well as the Chief Executive Officer and a director of Teekay Tankers Ltd. until March 31, 2011. He remains a Director of Teekay Corporation and Teekay Tankers Ltd.

Peter Evensen is the Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C., Teekay Offshore Operating GP L.L.C., and Teekay Offshore GP L.L.C. He is a director of Teekay Tankers Ltd. In September 2010, Mr. Evensen was appointed Chief Executive Officer elect of Teekay Corporation and on April 1, 2011, he assumed the position of President and Chief Executive Officer of Teekay Corporation. He was also the Executive Vice President Teekay Tankers Ltd. until March 31, 2011.

Effective April 1, 2011, Kenneth Hvid was appointed a director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Mr. Hvid was also appointed to Chief Strategy Officer and Executive Vice President of Teekay Corporation effective April 1, 2011.

Because Mr. Evensen is an employee of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan) is set and paid by Teekay Corporation. Pursuant to our partnership agreement, we have agreed to reimburse Teekay Corporation for time spent by Mr. Evensen on our management matters as our Chief Executive Officer and Chief Financial Officer.

i)
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

•	owning a limited partner interest in OPCO or owning shares of Teekay Petrojarl.
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
The omnibus agreement and a subsequent agreement also obligated Teekay Corporation to offer to us, prior to July 9, 2010, the Foinaven FPSO, an existing FPSO unit of Teekay Petrojarl, a wholly-owned subsidiary of Teekay Corporation. We agreed to waive Teekay Corporation’s obligation to offer the FPSO unit to us by July 9, 2010, however Teekay Corporation is obligated to offer the FPSO unit to us prior to July 9, 2012. The purchase price for the Foinaven FPSO would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to us.
j)
From December 2008 to June 2009, OPCO entered into a bareboat charter contract to in-charter one shuttle tanker from a subsidiary of Teekay Corporation. Pursuant to the charter contract, OPCO incurred time-charter hire expenses of $3.4 million and $0.2 million during the years ended December 31, 2009 and 2008, respectively.

k)
In March 2008, Teekay Corporation agreed to reimburse us for repair costs relating to one of our shuttle tankers. The vessel was purchased from Teekay Corporation in July 2007 and had, as of the date of acquisition, an inherent minor defect that required repairs. Pursuant to this agreement, Teekay Corporation reimbursed us $0.7 million of these costs during the year ended December 31, 2008.

l)	In March 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation for proceeds equal to its net book value of $1.4 million.
m)
Concurrently with the closing of our public offering of common units in June 2008, we acquired from Teekay Corporation an additional 25% interest in OPCO for $205.5 million, thereby increasing the our ownership interest in OPCO to 51%. We financed the acquisition with the net proceeds from the public offering and a concurrent private placement of common units to Teekay Corporation. In connection with the valuation of the purchase of the additional 25% interest in OPCO, we incurred a fairness opinion fee of $1.1 million. The excess of the proceeds paid by us over Teekay Corporation’s historical book value for the 25% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $91.6 million. In March 2011, we acquired Teekay Corporation’s remaining 49% limited partner interest in OPCO through a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and 7.6 million of common units (and associated general partner interest) to Teekay Corporation.

n)
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

Pursuant to the bareboat charters for the vessels, OPCO earned revenues of $9.9 million, $9.9 million and $8.7 million for the years ended December 31, 2010, 2009, and 2008, respectively (including revenues earned as part of the Dropdown Predecessor prior to OPCO’s acquisition of the vessels).

o)
In June 2008, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to our initial public offering in December 2006, totalling $0.7 million, primarily relating to the settlement of repair costs not covered by insurance providers for work performed in early 2006 on two of OPCO’s shuttle tankers.

p)
During August 2008, two of OPCO’s in-chartered shuttle tankers were employed on a single-voyage charter with a subsidiary of Teekay Corporation. Pursuant to this charter contract, OPCO earned revenues of $11.3 million for 2008.

q)
On September 10, 2009, we acquired from Teekay Corporation the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy, for a purchase price of $320 million. The purchase was financed through vendor financing made available by Teekay Corporation of $220 million. The remaining $100 million was paid in cash and financed from existing debt facilities. The $220 million vendor financing from Teekay Corporation was comprised of two tranches. The senior tranche was a $160 million short-term debt facility bearing interest at LIBOR plus a margin of 3.25%. The junior tranche of the vendor financing was a $60 million unsecured subordinated debt facility bearing interest at 10% per annum. In November 2009, we repaid $160 million of the Teekay Corporation vendor financing when we entered into a new $260 million revolving credit facility with a syndicate of banks. The new $260 million revolving credit facility is primarily secured by the Petrojarl Varg and an assignment of earnings from its contracts with Talisman Energy. In March 2010, we repaid the remaining $60 million of the Teekay Corporation vendor financing. For the years ended December 31, 2010 and 2009, respectively, we incurred interest expense of $1.4 million and $2.9 million in relation to the $220 million vendor financing from Teekay Corporation.

r)
On April 1, 2010, we acquired from Teekay Corporation its 100% interest in an FSO unit, the Falcon Spirit, together with its charter contract, for a purchase price of $44.1 million. The purchase was partially financed through proceeds from a public offering of common units. The Falcon Spirit is chartered to Occidental Qatar Energy Company LLC, a subsidiary of Occidental Petroleum of Qatar Ltd., on a fixed-rate time charter contract for 7.5 years (beginning December 2009) with an option for the charterer to extend the contract for an additional 1.5 years. The Falcon Spirit is a conversion of a double-hull shuttle tanker built in 1986 and it began servicing the Al Raayan oil field off the coast of Qatar in December 2009. The acquisition consisted of us acquiring Teekay Corporation’s equity interest in Teekay Al Raayan LLC for $11.3 million and Teekay Corporation’s interest in amounts due to Teekay Corporation from Teekay Al Raayan LLC for $32.8 million. Immediately prior to the acquisition, $11.2 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in our statement of cash flow. The portion of the purchase price for the acquisition of the equity interest in Teekay Al Raayan LLC ($11.3 million) was accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price was greater than the corresponding book value, the excess is reflected as a reduction in our equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The portion of the purchase price for the acquisition of the intercorporate loan ($32.8 million) was accounted for as repayment of debt.

s)
On October 1, 2010, we acquired from Teekay Corporation the Rio das Ostras FPSO unit, which is on a long-term charter to Petroleo Brasileiro SA (or Petrobras), for a purchase price of $157.7 million, plus working capital of $12.4 million. Immediately prior to the acquisition, $163.0 million of amounts due to Teekay Corporation were converted to equity and are treated as a non-cash transaction in our statement of cash flow. The purchase price was financed through the assumption of debt of $93.8 million and the remainder was paid in cash. The purchase price is accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price is less than the corresponding book value, the excess is reflected as an addition in our equity and the remainder is shown as a reduction in Dropdown Predecessor Equity.

t)
On October 1, 2010, OPCO acquired from Teekay Corporation the newbuilding shuttle tanker, the Amundsen Spirit, which is on a time-charter to Statoil ASA, for a purchase price of $128.0 million. The purchase price was financed through the assumption of debt of $93.3 million, the issuance of new units by OPCO of $17.0 million and $17.7 million with cash. The excess of $31.2 million of the purchase price over the book value of the assets of ($3.5) million, which includes the fair value of an interest rate swap of ($25.9) million, is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $32.7 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in our statement of cash flow.

u)
On October 1, 2010, OPCO agreed to acquire from Teekay Corporation its 100% interest in the Nansen Spirit LLC, which owns the newbuilding shuttle tanker, the Nansen Spirit. On December 10, 2010, the Nansen Spirit commenced its time-charter with Statoil ASA and OPCO acquired 100% of Teekay Corporation’s interest in the Nansen Spirit LLC for a purchase price of $126.3 million. The purchase price was financed through the assumption of debt of $93.3 million, the issuance of new units by OPCO of $16.4 million and $16.6 million with cash. The excess of $4.4 million of the purchase price over the book value of the assets of $28.6 million was accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $31.5 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in our statement of cash flow. For the period October 1, 2010 to December 10, 2010, we consolidated Nansen Spirit LLC on our financial statements as it was considered a variable interest entity and we were the primary beneficiary.

v)
On October 1, 2010, OPCO agreed to acquire an additional newbuilding shuttle tanker, the Peary Spirit, from Teekay Corporation for approximately $133 million. The acquisition of this newbuilding shuttle tanker is expected to coincide with the commencement of its time-charter contract under a Master Agreement with Statoil in July 2011. As the entity that owns the Peary Spirit is considered a variable interest entity prior to its acquisition by OPCO and we are the primary beneficiary, our consolidated financial statements reflect the financial position, results of operations and cash flows of the Peary Spirit from October 1, 2010 to the end of the year.

w)
On October 1, 2010, OPCO agreed to acquire two interest rate swaps from Teekay Corporation on the same date as it would acquire the Nansen Spirit and the Peary Spirit from Teekay Corporation. Pending acquisition of the interest rate swaps, these agreements are derivative instruments with Teekay Corporation. The fair value of the interest rate swaps of ($57.1) million on October 1, 2010, was accounted for as an equity distribution to Teekay Corporation.

x)
At December 31, 2010, due from affiliates totaled $19.1 million (December 31, 2009 - $17.7 million) and due to affiliates totaled $67.4 million (December 31, 2009 — $40.2 million). Due to and from affiliates are non-interest bearing and unsecured and are expected to be settled within the next fiscal year in the normal course of operations.

Item 8. Financial Information
A. Consolidated Financial Statements and Other Financial Information
Consolidated Financial Statements and Notes
Please see Item 18 below for additional information required to be disclosed under this Item.
Legal Proceedings
On November 13, 2006, our shuttle tanker, the Navion Hispania, collided with the Njord Bravo, a floating storage and offtake unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from us. The Navion Hispania and the Njord Bravo both incurred damages as a result of the collision.
In November 2007, Navion Offshore Loading AS, our subsidiary, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field. The initial claim sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totalling NOK 256,000,000 (approximately USD$44 million). The Stavanger Conciliation Council referred the matter to the Stavanger District Court. In November 2009, a revised claim was received in the amount of NOK 213,000,000 (approximately USD $37 million). The matter is scheduled to be heard before the Stavanger District Court on November 28, 2011.
We believe the likelihood of any losses relating to the claim is remote. We also believe that the charter contract relating to the Navion Hispania requires that Statoil be responsible and indemnify us for all losses relating to the damage to the Njord Bravo. We and Teekay Corporation also maintain P&I insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. We believe that these insurance policies will cover the costs related to this incident, including any costs not indemnified by Statoil, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify us for any losses we may incur in connection with this incident.
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

•
Our distribution policy may be affected by restrictions on distributions under our credit facility agreements, which contain material financial tests and covenants that must be satisfied. Should we be unable to satisfy these restrictions included in the credit agreements or if we are otherwise in default under the credit agreements, we would be prohibited from making cash distributions, which would materially hinder our ability to make cash distributions to unitholders, notwithstanding our stated cash distribution policy.

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
B. Significant Changes
On March 8, 2011, we acquired Teekay Corporation’s remaining 49% limited partner interest in OPCO for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition), and 7.6 million of common units (and associated General Partner interest) to Teekay Corporation.

Item 9. The Offer and Listing
Our common units are traded on the NYSE under the symbol “TOO”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Year Ended	2010	2009	2008	2007	2006 (1)

High	$29.79	$19.63	$26.46	$37.45	$26.77
Low	$17.79	$8.74	$6.58	$24.04	$21.00

	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
Quarter Ended	2011	2010	2010	2010	2010	2009	2009	2009

High	$30.50	$29.79	$23.60	$22.33	$20.95	$20.06	$16.51	$14.32
Low	$27.18	$23.50	$20.81	$17.79	$18.23	$15.32	$12.84	$11.76

	Mar. 31,	Feb 28,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
Month Ended	2011	2011	2011	2010	2010	2010

High	$30.50	$28.77	$28.25	$29.11	$29.79	$26.52
Low	$28.14	$27.50	$27.18	$26.86	$26.67	$23.50

(1)	Period beginning December 13, 2006.
Item 10. Additional Information
Memorandum and Articles of Association
The information required to be disclosed under Item 10B is incorporated by reference to our Registration Statement on Form 8-A/A filed with the SEC on May 8, 2008.
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

g)
Agreement, dated November 25, 2010, for NOK 600,000,000 Senior Unsecured Bonds due November 2013, among us, Teekay Offshore Operating L.P. and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.75% per annum.

h)
Agreement, dated March 8, 2011, between Teekay Holdings Limited and Teekay Offshore Partners L.P., relating to the purchase of limited partner interests of OPCO. Please read Item 7 — Major Unitholders and Related Party Transactions — Certain Relationships and Related Party Transactions for a summary of certain contract terms.

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
Material U.S. Federal Income Tax Considerations
The following is a discussion of the material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), final and temporary U.S. Treasury Regulations promulgated thereunder (or Treasury Regulations), court decisions and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Offshore Partners L.P.
This discussion is limited to unitholders who hold their common units as capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular unitholder in light of the unitholder’s circumstances, or to certain categories of unitholders that may be subject to special tax rules, such as:
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
If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common units, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing of the common units.
This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common units.
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
Distributions
We have elected to be taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common units generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend; (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common units not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning after December 31, 2012 will be taxed at ordinary graduated tax rates.
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
Certain U.S. Holders who are individuals, estates or trusts will be subject to a 3.8 percent tax on, among other things, dividends for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common units.
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
Certain U.S. Holders who are individuals, estates or trusts will be subject to a 3.8% tax on, among other things, capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common units.
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
There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.
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
A U.S. Holder’s QEF election will not be effective unless we annually provide the holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common units.
Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common units and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the holder’s common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.
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

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and
•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units. In addition, a U.S. Holder is required to file an annual report with the IRS for each taxable year after 2010 in which we are treated as a PFIC with respect to the U.S. Holder’s common units.
U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.
U.S. Return Disclosure Requirements for U.S. Individual Holders
U.S. Individual Holders that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, will be subject to additional U.S. return disclosure obligations if the aggregate value of all such assets exceeds $50,000 (and related penalties for failure to disclose). Unitholders are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their ownership of our common units.

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
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States, or through a U.S. payor, by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.
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
Canadian Federal Income Tax Consequences. The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act), that we believe are relevant to holders of common units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty) are, at all relevant times, resident in the United States and entitled to all of the benefits of the Canada — U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all. This discussion assumes that we are, and will continue to be, classified as a partnership for United States federal income tax purposes
A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by us to the U.S. Resident Holder in respect of such U.S. Resident Holder’s common units, provided that (a) we do not carry on business in Canada for purposes of the Canada Tax Act and (b) such U.S. Resident Holder does not hold such common units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.
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
In this regard, we believe that our activities and affairs and the activities and affairs of OPCO, a Marshall Island Limited Partnership in which we own a 100% limited partnership interest, are conducted in a manner that both we and OPCO are not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of their common units. We intend that this is the case, notwithstanding that certain services will be provided to Teekay Offshore Partners L.P., OPCO and their operating subsidiaries, indirectly through arrangements with a subsidiary of Teekay Corporation that is resident and based in Bermuda, by Canadian service providers. However, we cannot assure this result.

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
The tables below provide information about financial instruments as at December 31, 2010 that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	2011	2012	2013	2014	2015	Thereafter	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:

Variable Rate (2)	152.1	185.0	296.4	772.3	48.3	263.0	1,717.1	(1,620.4)	1.3%

Interest Rate Swaps:

Contract Amount (3)	120.8	226.3	132.0	91.7	16.8	946.7	1,534.3	(175.8)	4.3%
Average Fixed Pay Rate(2)	3.0%	2.6%	2.8%	4.9%	5.0%	5.0%	4.3%

(1)
Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of December 31, 2010 ranged from 0.30% and 3.25% based on LIBOR and 4.75% based on NIBOR.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR and NIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
Foreign Currency Fluctuation Risk
Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Euros and Singapore Dollars. For the years ended December 31, 2010 and 2009, approximately 43.1% and 49.2%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We may continue to seek to hedge these currency fluctuation risks in the future. At December 31, 2010, we were committed to the following foreign currency forward contracts:

	Contract Amount	Average	Expected Maturity
	in Foreign Currency	Forward	2011	2012
	(thousands)	Rate(1)	(in thousands of U.S. Dollars)
Norwegian Kroner	623,000	6.30	61,356	37,585
British Pound	4,490	0.66	5,646	1,111
Euro	17,323	0.75	17,031	6,176

			84,033	44,872

1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest. As at December 31, 2010, we were committed to one cross currency swap with the notional amounts of NOK 600 million and $98.5 million, which exchanges a receipt of floating interest based on NIBOR plus a margin 4.75% with a payment of floating interest based on LIBOR plus a margin of 5.04%. In addition, the cross currency swap locks in the transfer of principal to $98.5 million upon maturity in exchange for NOK 600 million.
Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had Norwegian Kroner-denominated deferred income taxes of approximately 86.1 million ($14.8 million) at December 31, 2010. Neither we nor OPCO has entered into any forward contracts to protect against currency fluctuations on any future taxes.
Commodity Price Risk
We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at December 31, 2010, we are not committed to any bunker fuel swap contracts.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds
Not applicable.
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
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2010.
During 2010, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting include those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2010.
Our independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.
Item 16A. Audit Committee Financial Expert
The board of directors of our General Partner has determined that directors John J. Peacock and David L. Lemmon qualify as audit committee financial experts and are independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
Our general partner has adopted Standards of Business Conduct that include a Code of Ethics for all our employees and the employees and directors of our general partner. This document is available under “About Us — Partnership Governance” from the Home Page of our web site (www.teekayoffshore.com). We intend to disclose, under “About Us — Partnership Governance” in the About Us section of our web site, any waivers to or amendments of the Code of Ethics for the benefit of any directors and executive officers of our general partner.
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2010 and 2009 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by Ernst & Young LLP for 2010 and 2009.

	2010	2009
	(in thousands of U.S. dollars)

Audit Fees(1)	$1,380	$1,374
Tax Fees(2)	14	51
Other Fees(3)	2	—

Total	$1,396	$1,425

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings, including professional services in connection with the review of our regulatory filings for our follow-on offering of common units and audit of dropdown transactions in 2010. Audit fees also include $100,000 related to additional fees for the 2009 audit, which were not agreed until after we had filed our 2009 Annual Report on Form 20-F with the SEC on April 30, 2010.

(2)	For 2010 and 2009, tax fees relate primarily to corporate tax compliance fees.

(3)	Other fees relate to Ernst & Young Online access fees.
The Audit Committee of our general partner’s Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2010.
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
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:
1.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P. (1)

1.2	First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)

1.3	Certificate of Formation of Teekay Offshore GP L.L.C. (1)

1.4	Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (1)

1.5	Certificate of Limited Partnership of Teekay Offshore Operating L.P. (1)

1.6	Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating Partners L.P. (1)

1.7	Certificate of Formation of Teekay Offshore Operating GP L.L.C. (1)

1.8	Amended and Restated Limited Liability Company Agreement of Teekay Offshore Operating GP L.L.C. (1)

2.1	Agreement, dated November 25, 2010, among Teekay Offshore Partners L.P., Teekay Offshore Operating L.P. and Norsk Tillitsman ASA for NOK 600,000,000 Senior Unsecured Bonds due 2013.

4.1	Agreement, dated June 26, 2003, for a U.S $455,000,000 Revolving Credit Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks (1)

4.2	Agreement, dated October 2, 2006, for a U.S $940,000,000 Revolving Credit Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks (1)

4.3	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan (1)

4.4	Amended and Restated Omnibus Agreement (1)

4.5	Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited (3)

4.6	Advisory, Technical and Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited (3)

4.7	Administrative Services Agreement between Teekay Offshore Partners L.P. and Teekay Limited (3)

4.8	Agreement, dated September 10, 2009, between Petrojarl Varg AS and Varg L.L.C., relating to the purchase of the Petrojarl Varg (4)

4.9	Agreement, dated March 8, 2011, between Teekay Holdings Limited and Teekay Offshore Partners L.P., relating to the purchase of limited partner interests of OPCO.

8.1	List of Subsidiaries of Teekay Offshore Partners L.P.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Financial Officer

13.1
Teekay Offshore Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.

(1)
Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 4, 2006, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as Appendix A to our Rule 424(b)(4) Prospectus filed with the SEC on December 14, 2006, and hereby incorporated by reference to such Prospectus.

(3)
Previously filed as an exhibit to our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 8, 2006, and hereby incorporated by reference to such Registration Statement.

(4)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No.1-33198), filed with the SEC on April 30, 2010, and hereby incorporated by reference to such Annual Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY OFFSHORE PARTNERS L.P.
	By:	Teekay Offshore GP L.L.C., its General Partner

Date: April 11, 2011	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
Teekay Offshore Partners L.P.
We have audited the accompanying consolidated balance sheets of Teekay Offshore Partners L.P. and subsidiaries (or the Partnership) as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), changes in total equity, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Offshore Partners L.P. and subsidiaries at December 31, 2010 and December 31, 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay Offshore Partners L.P. and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2011 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
April 11, 2011	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
Teekay Offshore Partners L.P.
We have audited Teekay Offshore Partners L.P. and subsidiaries’ (or the Partnership’s) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Partnership’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.
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
The Partnership’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Partnership’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Partnership are being made only in accordance with authorizations of management and directors of the Partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Teekay Offshore Partners L.P. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Teekay Offshore Partners L.P. and subsidiaries, and our report dated April 11, 2011 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
April 11, 2011	Chartered Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2010	2009	2008
	$	$	$

REVENUES (Including $140,971, $148,319, and $190,536 from related parties for 2010, 2009, 2008, respectively, — notes 11a, 11b, 11c, 11l and 11o)	900,546	871,112	1,003,561

OPERATING EXPENSES
Voyage expenses	125,101	111,026	225,029
Vessel operating expenses (including $5,322, $5,059 and $8,106 from related parties for 2010, 2009, 2008, respectively, — notes 11f, 11i, 11m, 11p, and 12)	268,876	260,977	252,059
Time-charter hire expense (including $nil, $3,416 and $240 from related parties for 2010, 2009, 2008, respectively — note 11n)	89,795	117,202	132,234
Depreciation and amortization	190,341	181,176	168,396
General and administrative (including $53,313, $52,617, and $69,529 from related parties 2010, 2009, 2008, respectively — notes 11d, 11e,11f, 11g,11p, 11q, 11r, 11s, note 12)	63,214	61,761	68,506
Goodwill impairment charge	—	—	149,129
Write down of vessel (note 18)	9,441	—	—
Restructuring charge (note 9)	119	5,008	—

Total operating expenses	746,887	737,150	995,353

Income from vessel operations	153,659	133,962	8,208

OTHER ITEMS
Interest expense (including ($4,199), ($11,021), and ($17,823) from related parties for 2010, 2009, 2008, respectively — notes 11p, 11q, 11r, 11s and note 7)	(37,411)	(50,798)	(93,381)
Interest income	842	1,239	4,208
Realized and unrealized (loss) gain on derivative instruments (including ($5,658), $6,892, and ($37,244) from related parties for 2010, 2009, 2008, respectively — notes 11p, 11r, 11s and note 12)	(55,666)	51,944	(193,345)
Foreign currency exchange gain (loss) (note 12)	911	(11,242)	9,841
Other income — net (note 10)	6,810	9,489	11,830

Total other items	(84,514)	632	(260,847)

Income (loss) before income tax recovery (expense)	69,145	134,594	(252,639)
Income tax recovery (expense) (note 13)	9,718	(13,792)	62,090

Net income (loss)	78,863	120,802	(190,549)

Non-controlling interest in net income	37,378	57,490	10,489
Dropdown Predecessor’s interest in net income (loss) (note 1)	(16,685)	(419)	(182,071)
General Partner’s interest in net income (loss)	4,359	2,523	8,918
Limited partners’ interest in net income (loss)	53,811	61,208	(27,885)
Limited partners’ interest in net income (loss) per unit (note 16)
- Common unit (basic and diluted)	1.22	1.85	(0.65)
- Subordinated unit (basic and diluted)	—	1.80	(0.92)
- Total unit (basic and diluted)	1.22	1.84	(0.76)

Weighted-average number of units outstanding:
- Common units (basic and diluted)	44,278,158	23,476,438	15,461,202
- Subordinated units (basic and diluted)	—	9,800,000	9,800,000
- Total units (basic and diluted)	44,278,158	33,276,438	25,261,202

Cash distribution declared per unit	1.88	1.80	1.65
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31, 2010	December 31, 2009
	$	$
ASSETS
Current
Cash and cash equivalents (note 7)	166,483	109,407
Accounts receivable	64,993	78,182
Net investments in direct financing leases — current (note 8)	21,157	22,656
Prepaid expenses	29,740	35,308
Due from affiliates (note 11w)	19,135	17,673
Current portion of derivative instruments (note 12)	6,180	6,157
Other current assets	1,288	1,399

Total current assets	308,976	270,782

Vessels and equipment (note 7 and 8)
At cost, less accumulated depreciation of $1,200,325 (December 31, 2009 - $1,018,018)	2,247,323	2,120,688
Advances on newbuilding contracts	52,184	—
Net investments in direct financing leases (note 8)	50,413	71,722
Derivative instruments (note 12)	5,202	2,225
Other assets (note 13)	22,652	21,582
Intangible assets — net (note 5)	28,763	36,957
Goodwill (note 5)	127,113	127,113

Total assets	2,842,626	2,651,069

LIABILITIES AND EQUITY
Current
Accounts payable	12,749	14,843
Accrued liabilities (note 6)	88,538	62,010
Due to affiliates (note 11w)	67,390	40,220
Current portion of derivative instruments (note 12)	45,793	35,389
Current portion of long-term debt (note 7)	152,096	120,259

Total current liabilities	366,566	272,721

Long-term debt (including a loan due to parent and a loan due to parent by Dropdown Predecessors of $nil and $266,591 as at December 31, 2010 and 2009, respectively — note 7)	1,565,044	1,924,796
Deferred income tax (note 13)	1,605	16,481
Derivative instruments (note 12)	119,491	42,876
Other long-term liabilities	19,746	23,324

Total liabilities	2,072,452	2,280,198

Commitments and contingencies (notes 7, 8, 12, and 14)

Redeemable non-controlling interest (note 1)	41,725	—

Equity
Partners’ equity	556,828	213,065
Non-controlling interest	170,876	219,692
Dropdown predecessor equity (deficiency)	—	(61,174)
Accumulated other comprehensive income (loss)	745	(712)

Total equity	728,449	370,871

Total liabilities and total equity	2,842,626	2,651,069

Consolidation of variable interest entities (note 14)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	78,863	120,802	(190,549)
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 12)	5,618	(113,570)	175,456
Depreciation and amortization	190,341	181,176	168,396
Write down of vessel	9,441	—	—
Deferred income tax (recovery) expense	(15,756)	8,209	(63,096)
Goodwill impairment charge	—	—	149,129
Foreign currency exchange loss (gain) and other	7,251	(1,323)	(18,929)
Change in non-cash working capital items related to operating activities (note 15)	34,464	8,931	6,987
Expenditures for drydocking	(23,637)	(41,864)	(29,075)

Net operating cash flow	286,585	162,361	198,319

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	355,678	279,575	259,255
Repayments of long-term debt	(90,835)	(34,948)	(73,331)
Repayments of long-term debt relating to Dropdown Predecessors	(41,909)	(12,100)	(6,050)
Prepayments of long-term debt	(568,236)	(426,090)	(138,085)
Net advances to affiliates	—	—	(46,544)
Repayments of joint venture partner advances	—	(21,532)	—
Joint venture partner advances	—	477	17,485
Equity contribution from joint venture partner	633	4,772	5,200
Purchase of vessels from Teekay Corporation (note 15f)	(107,051)	(100,000)	(16,661)
Contribution of capital from Teekay Corporation to Dropdown Predecessors (note 15g)	4,313	131,965	119,233
Excess purchase price over the contributed basis of a 25% interest in Teekay Offshore Operating L.P. (note 11k)	—	—	(91,562)
Proceeds from equity offerings	419,989	109,227	216,837
Expenses of equity offerings	(18,498)	(5,100)	(6,192)
Cash distributions paid by the Partnership	(85,077)	(60,452)	(42,226)
Cash distributions paid by subsidiaries to non-controlling interests	(77,236)	(61,065)	(71,976)
Other	(3,371)	(5,089)	(2,195)

Net financing cash flow	(211,600)	(200,360)	123,188

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(39,759)	(13,681)	(73,587)
Investment in direct financing lease assets	(886)	(579)	(536)
Direct financing lease payments received	22,736	23,045	22,352
Purchase of 18% of Rio das Ostras by Teekay Corporation (note 1)	—	—	(10,726)
Purchase of 25% interest in Teekay Offshore Operating L.P. (note 11k)	—	—	(115,066)
Purchase of 35% of Petrojarl Varg by Teekay Corporation (note 1)			(134,183)

Net investing cash flow	(17,909)	8,785	(311,746)

Increase in cash and cash equivalents	57,076	(29,214)	9,761
Cash and cash equivalents, beginning of the year	109,407	138,621	128,860

Cash and cash equivalents, end of the year	166,483	109,407	138,621

Supplemental cash flow disclosure (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
		Limited Partners
							Accumulated
							Other			Redeemable
	Dropdown						Comprehensive	Non-		Non-
	Predecessor					General	Income (Loss)	controlling	Total	controlling
	Equity	Common		Subordinated		Partner	(Note 12)	Interest	Equity	Interest
	$	Units	$	Units	$	$	$	$	$	$
Balance as at December 31, 2007	93,245	9,800	119,844	9,800	(41,795)	(941)	45	414,003	584,401	—

Net loss	(182,071)	—	(19,049)	—	(8,836)	8,918	—	10,489	(190,549)	—
Unrealized net loss on qualifying cash flow hedging instruments (note 12)	—	—	—	—	—	—	(23,372)	(16,862)	(40,234)	—
Realized net loss on qualifying cash flow hedging instruments (note 12)	—	—	—	—	—	—	2,844	352	3,196	—
Pension adjustments (note 17)	—	—	—	—	—	—	(2,930)	—	(2,930)	—
Purchase of a 25% interest in Teekay Offshore Operating L.P. from Teekay Corporation (note 11k)	—	—	(30,025)	—	(58,846)	(3,657)	966	(115,065)	(206,627)	—
Purchase of SPT Explorer L.L.C. and SPT Navigator L.L.C. from Teekay Corporation (note 11l)	(1,333)	—	(5,231)	—	(10,253)	(638)	—	—	(17,455)	—
Proceeds from follow-on public offering and private placement of limited partnership interests, net of offering costs of $6,192 (note 3)	—	10,625	206,308	—	—	4,337	—	—	210,645	—
Equity contribution from joint venture partner	—	—	—	—	—	—	—	5,200	5,200	—
Cash distributions	—	—	(25,201)	—	(16,170)	(855)	—	(71,976)	(114,202)	—
Net change in Parent’s equity in Dropdown Predecessor (note 11 p, r)	56,806	—	—	—	—	—	(134)	(24,758)	31,914	—

Balance as at December 31, 2008	(33,353)	20,425	246,646	9,800	(135,900)	7,164	(22,581)	201,383	263,359	—

Net income	(419)	—	43,546	—	17,662	2,523	—	57,490	120,802	—
Unrealized net gain on qualifying cash flow hedging instruments (note 12)	—	—	—	—	—	—	15,030	12,717	27,747	—
Realized net loss on qualifying cash flow hedging instruments (note 12)	—	—	—	—	—	—	5,229	4,395	9,624	—
Pension adjustments (note 17)	—	—	—	—	—	—	(1,233)	—	(1,233)	—
Net change in Parent’s equity in Dropdown Predecessor relating to Petrojarl Varg (note 11p)	110,386	—	—	—	—	—	—	—	110,386	—
Net liabilities of Dropdown Predecessor relating to Petrojarl Varg retained by Teekay Corporation on Dropdown (note 11p)	172,174	—	—	—	—	—	2,843	—	175,017	—
Purchase of Petrojarl Varg from Teekay Corporation (note 11p)	(307,749)	—	(3,934)	—	(7,712)	(605)	—	—	(320,000)	—
Proceeds from equity offerings, net of offering costs of $5,100 (note 3)	—	7,475	101,942	—	—	2,185	—	—	104,127	—
Equity contribution from joint venture partner	—	—	—	—	—	—	—	4,772	4,772	—
Cash distributions	—	—	(40,129)	—	(17,640)	(2,683)	—	(61,065)	(121,517)	—
Net change in Parent’s equity in Dropdown Predecessor (note 11q, 11r)	(2,213)	—	—	—	—	—	—	—	(2,213)	—

Balance as at December 31, 2009	(61,174)	27,900	348,071	9,800	(143,590)	8,584	(712)	219,692	370,871	—

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
		Limited Partners
							Accumulated
							Other			Redeemable
	Dropdown						Comprehensive	Non-		Non-
	Predecessor					General	Income (Loss)	controlling	Total	controlling
	Equity	Common		Subordinated		Partner	(Note 12)	Interest	Equity	Interest
	$	Units	$	Units	$	$	$	$	$	$
Balance as at December 31, 2009	(61,174)	27,900	348,071	9,800	(143,590)	8,584	(712)	219,692	370,871	—

Conversion of subordinated units to common units (note 16)	—	9,800	(143,590)	(9,800)	143,590	—	—	—	—	—
Net income	(16,685)	—	53,811	—	—	4,359	—	37,378	78,863	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	(806)	(806)	806
Unrealized net loss on qualifying cash flow hedging instruments (note 12)	—	—	—	—	—	—	(1,599)	(1,555)	(3,154)	—
Realized net loss on qualifying cash flow hedging instruments (note 12)	—	—	—	—	—	—	1,708	1,535	3,243	—
Pension adjustments (note 17)	—	—	—	—	—	—	(909)	—	(909)	—
Cash distributions	(1,878)	—	(80,766)	—	—	(4,311)	—	(73,091)	(160,046)	(2,267)
Proceeds from follow-on public offering, net of offering costs of $18,498 (note 3)	—	17,538	393,091	—	—	8,400	—	—	401,491	—
Dilution loss on initiation of majority owned subsidiary (note 14a)	—	—	(3,714)	—	—	(76)	—	(3,642)	(7,432)	7,432
Equity contribution from non- controlling interest (note 14a)	—	—	—	—	—	—	—	—	—	35,754
Contribution of capital to joint venture partner	—	—	—	—	—	—	—	400	400	—
Purchase of the Falcon Spirit from Teekay Corporation (note 11q)	(4,606)	—	(6,555)	—	—	(134)	—	—	(11,295)	—
Net change in Parent’s equity in Dropdown Predecessor (note 11q, r, s)	30,495	—	—	—	—	—	—	—	30,495	—
Purchase of the Amundsen Spirit from Teekay Corporation (note 11s)	(3,496)	—	(15,593)	—	—	(259)	—	(15,285)	(34,633)	—
Issuance of Teekay Offshore Operating L.P. units to non-controlling interests (note 11s, t)	—	—	—	—	—	—	—	33,469	33,469	—
Conversion of intercorporate debt to equity (note 11t)	—	—	—	—	—	—	—	31,470	31,470	—
Purchase of the Nansen Spirit from Teekay Corporation (note 11t)	—	—	(2,213)	—	—	(45)	—	(30,724)	(32,982)	—
Loss on acquisition of interest rate swaps (note 11v)	—	—	(28,514)	—	—	(582)	—	(27,965)	(57,061)	—
Purchase of the Rio das Ostras from Teekay Corporation (note 11r)	(103,245)	—	26,327	—	—	537	—	—	(76,381)	—
Net liabilities of Dropdown Predecessor relating to Rio das Ostras retained by Teekay Corporation on Dropdown (note 11r)	(2,406)	—	—	—	—	—	2,257	—	(149)	—
Net change in Parent’s equity in Dropdown Predecessor relating to Rio das Ostras (note 11r)	162,995	—	—	—	—	—	—	—	162,995	—

Balance as at December 31, 2010	—	55,238	540,355	—	—	16,473	745	170,876	728,449	41,725

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars and units)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Net income (loss)	78,863	120,802	(190,549)

Other comprehensive income (loss):
Unrealized net (loss) gain on qualifying cash flow hedging instruments (net of tax of $nil, ($580), and $1,017 for 2010, 2009, 2008, respectively, note 12)	(3,154)	27,747	(40,234)
Realized net loss on qualifying cash flow hedging instruments (net of tax of $nil, ($207) and ($317) for 2010, 2009, 2008, respectively, note 12)	3,243	9,624	3,196
Pension adjustments, net of tax of $nil, $nil, and $1,044 for 2010, 2009, 2008, respectively	(909)	(1,233)	(2,930)

Other comprehensive (loss) income	(820)	36,138	(39,968)

Comprehensive income (loss)	78,043	156,940	(230,517)

Non-controlling interest in comprehensive income (loss)	37,358	74,602	(6,021)
Dropdown Predecessor’s interest in comprehensive (loss) income	(17,463)	797	(187,228)
Limited partners’ interest in comprehensive income (loss)	58,148	81,541	(37,268)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
1.	Summary of Significant Accounting Policies
Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described below, and certain variable interest entities as described in Note 14c (collectively, the Partnership). Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results may differ from those estimates.

During August 2006, Teekay Corporation formed Teekay Offshore Partners L.P., as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry and for the Partnership to acquire, in connection with the Partnership’s initial public offering of its common units, a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), consisting of a 25.99% limited partner interest to be held directly by the Partnership and a 0.01% general partner interest to be held through the Partnership’s ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner. In June 2008, the Partnership purchased from Teekay Corporation an additional 25.0% limited partner interest in OPCO. Teekay Corporation owned the remaining 49.0% interest in OPCO as at December 31, 2010.

The Partnership has accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay Corporation.

In June 2008, OPCO acquired from Teekay Corporation its interest in two 2008- built Aframax lightering tankers, the SPT Explorer and the SPT Navigator. On September 10, 2009, the Partnership acquired from Teekay Corporation the floating production storage and offloading (or FPSO) unit, the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy. On April 1, 2010, the Partnership acquired from Teekay Corporation a floating storage and offtake (or FSO) unit, the Falcon Spirit, together with its charter contract. On October 1, 2010, the Partnership acquired the Cidade de Rio das Ostras (or Rio das Ostras) FPSO unit from Teekay Corporation. On October 1, 2010, OPCO acquired the newbuilding shuttle tanker, the Amundsen Spirit, from Teekay Corporation. All of these transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s consolidated statements of income (loss), cash flows and changes in total equity for the years ended December 31, 2010, 2009 and 2008, and the Partnership’s balance sheets as at December 31, 2009 and 2008 reflect these six vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on January 7, 2008 (SPT Explorer), March 28, 2008 (SPT Navigator), December 15, 2009 (Falcon Spirit) and July 30, 2010 (Amundsen Spirit). Teekay Corporation acquired a 65% interest in the Petrojarl Varg on October 1, 2006, and acquired the remaining 35% interest on June 30, 2008. The June 2008 acquisition resulted in increases in vessels and equipment ($75.9 million), other non-current assets ($0.5 million), goodwill ($49.2 million), deferred income tax liability ($16.5 million), owner’s equity ($134.2 million) and a decrease in non-controlling interest of $25.1 million. The acquisition was financed with debt. Teekay Corporation had an 82% interest in the Rio das Ostras when it commenced operations on April 1, 2008. Teekay Corporation acquired the remaining 18% interest on June 30, 2008. The effect of adjusting the Partnership’s financial statements to account for these common control transfers (decreased) increased the Partnership’s net income (loss) and (decreased) increased comprehensive income (loss) by ($16.7) million and ($17.5) million, respectively, for the year ended December 31, 2010, ($0.4) million and $0.8 million, respectively, for the year ended December 31, 2009, ($182.1) million and ($187.2) million, respectively, for the year ended December 31, 2008.

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

For periods prior to the Partnership’s acquisition of the Petrojarl Varg and the Rio das Ostras, the vessels were used as collateral for certain credit facilities (the Varg and Rio das Ostras Credit Facilities). The Petrojarl Varg’s and the Rio das Ostras’ pro-rata shares of the Varg and Rio das Ostras Credit Facilities, respectively, have been allocated to the Dropdown Predecessor. The pro-rata share was determined using the relative fair value of the Varg and Rio das Ostras Businesses, respectively, compared to the fair value of all net assets used as collateral for these facilities. The Varg and Rio das Ostras Credit Facilities were used directly to partially finance the purchase of these vessels. Interest has been allocated to the Dropdown Predecessor based on the Petrojarl Varg’s and Rio das Ostras share of these facilities, respectively. In addition, Teekay Corporation used certain of its corporate facilities to finance the remaining portion of the acquisition of the Petrojarl Varg and the Rio das Ostras. Interest has been allocated to the Dropdown Predecessor based on the amount drawn on these facilities at the time of the acquisitions and Teekay Corporation’s weighted average borrowing cost. In addition, Teekay Corporation has entered into certain interest rate swaps. The Varg’s and Rio das Ostras’ pro-rata shares of these interest rate swaps, respectively, have been allocated to the Dropdown Predecessor. The pro-rata shares were determined using the relative collateral fair values of the Varg and Rio das Ostras Credit Facilities.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

For periods prior to the Partnership’s acquisition of the Petrojarl Varg, the operations of the vessel were generally subject to Norwegian tax. The operations of the vessel were carved out from a number of different subsidiaries of Teekay Corporation. Certain of these subsidiaries were a part of one or more Norwegian tax groups. Income tax attributable to the Petrojarl Varg has been allocated using the separate return method. Under this method, income tax is calculated as if the Petrojarl Varg had been in its own tax group and not part of the larger tax group. The income taxes attributable to the Petrojarl Varg in the Dropdown Predecessor reflect its historical tax status and do not reflect its change in tax status as a result of the Partnership’s acquisition. All net operating loss carryforwards related to the Petrojarl Varg in the Dropdown Predecessor, would be available to offset future taxable income of the Dropdown Predecessor in Norway. However, none of these loss carryforwards are available to be used by the Partnership subsequent to its acquisition of the Petrojarl Varg. Current tax payable related to Petrojarl Varg during the Dropdown Predecessor periods is assumed to be paid by Teekay Corporation and has been reflected as an increase in owner’s equity.

General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated to the Dropdown Predecessor based on estimated use of resources. In addition, Teekay Corporation entered into certain foreign exchange forward contracts to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on its operating expenditures. A portion of these foreign exchange forward contracts have been accounted for as hedges and were allocated to the Dropdown Predecessor based on the relative amount of Norwegian Kroner expenditures from the Petrojarl Varg and the Rio das Ostras compared to Teekay Corporation’s other operations that the contracts were entered into for.

The consolidated financial statements reflect the consolidated financial position, results of operations and cash flows of the Partnership and its subsidiaries, including, as applicable, the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses, interest expense and realized and unrealized gains (losses) on non-designated derivative instruments were not identifiable as relating solely to each specific vessel. Amounts have been allocated to the Dropdown Predecessor for general and administrative expenses, interest expense and realized and unrealized gains (losses) on non-designated derivative instruments for the years ended December 31, 2010, 2009, and 2008, respectively. See note 11p, q, r and s. Management believes these allocations reasonably present the general and administrative expenses, interest expense, and realized and unrealized (losses) gains on non-designated derivative instruments of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay Corporation to the Dropdown Predecessor and such estimates may not be reflective of actual results.

The Partnership presents non-controlling ownership interests in subsidiaries in the consolidated financial statements within the equity section, but separate from the Partners’ equity. However, in instances in which certain redemption features that are not solely within the control of the issuer are present, classification of non-controlling interests outside of permanent equity is required. The holder of the non-controlling interest of one of the subsidiaries of OPCO holds a put option which, if exercised, would obligate OPCO to purchase the non-controlling interest (see Note 14a). As a result, the non-controlling interest that is subject to this redemption feature is not included on the Partnership’s consolidated balance sheet as part of the total equity and is presented as redeemable non-controlling interest above the equity section but below the liabilities section on the Partnership’s consolidated balance sheet.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership and its subsidiaries is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income (loss).

Operating revenues and expenses

The Partnership recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenue during days that the vessel is off-hire. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Receipt of incentive-based revenue from the Partnership’s FPSO is dependent upon the operating performance of the vessel and such revenue is recognized when earned by fulfillment of the applicable performance criteria. Time-charter contracts that are accounted for as direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The lease revenue is recognized on an effective interest rate method over the lease term and is included in voyage revenues. All other revenues from voyage charters are recognized on a percentage of completion method. The Partnership used a discharge-to-discharge basis in determining percentage of completion for all voyage charters, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Partnership does not begin recognizing revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned and incurred, respectively, in subsequent periods.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Aframax and Suezmax tankers and 20 to 25 years for FPSO units, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessel for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2010, 2009, and 2008, totalled $142.7 million, $146.7 million, and $136.1 million, respectively. Depreciation and amortization includes depreciation on all owned vessels.

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

Drydocking activity for the three years ended December 31, 2010, 2009, and 2008 is summarized as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Balance at beginning of the year	86,134	76,619	71,910
Cost incurred for drydocking	24,869	34,974	26,944
Drydocking amortization	(39,654)	(25,459)	(22,235)

Balance at end of the year	71,349	86,134	76,619

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

Direct financing leases

The Partnership employs a number of vessels on long-term time charters and assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products. The long-term time-charters and the leasing of the VOC Equipment are accounted for as direct financing leases, with lease payments received by the Partnership being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

			Year Ended
			December 31, 2010
	Credit Quality Indicator	Grade	$
Direct financing leases	Payment activity	Performing	71,570
Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are deferred and presented as other non-current assets and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

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

Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership generally does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts (See Note 12.)

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged items may still possibly affect earnings, the gains and losses initially recognized in equity remain until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item. If the hedged items may no longer affect earnings, amounts recognized in equity are immediately transferred to earnings. Gains and losses from the Partnership’s hedge accounted foreign currency forward contracts are recorded primarily in vessel operating expenses and general and administrative expense.

For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated foreign currency forward contracts and interest rate swaps are recorded in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income (loss). Gains and losses from the Partnership’s non-designated cross currency swap are recorded in foreign currency exchange gain (loss) in the consolidated statements of income (loss).

Employee pension plans

The Dropdown Predecessor has defined benefit pension plans covering certain of its employees. The Dropdown Predecessor accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plan is recognized as assets or liabilities in the consolidated balance sheets. Gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs in the current period are recognized as a component of other comprehensive (loss) income.

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

Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the consolidated financial statements based on guidance in the interpretation. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense.

Adoption of new accounting pronouncements

In January 2010, the Partnership adopted an amendment to FASB ASC 810, Consolidations, that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether an entity is such a primary beneficiary. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, an entity’s power over a variable interest entity, or an entity’s obligation to absorb losses or its right to receive benefits of a variable interest entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.

In July 2010, the FASB issued an amendment to FASB ASC 310, Receivables, that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The disclosure required on the adoption of this amendment is included as part of this note.

2.	Fair Value Measurements
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

Loan due to parent — The fair value of the Partnership’s loans due to its parent approximates its carrying amount reported in the accompanying consolidated balance sheets.

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for these financial instruments that are measured at fair value on a recurring basis are as follows:

		December 31, 2010		December 31, 2009
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level (1)	$	$	$	$
Cash and cash equivalents		166,483	166,483	109,407	109,407
Due from affiliates (note 11w)		19,135	19,135	17,673	17,673
Due to affiliates (note 11w)		(67,390)	(67,390)	(40,220)	(40,220)
Long-term debt (note 7)		(1,717,140)	(1,620,355)	(1,778,464)	(1,655,973)
Loan due to Parent (note 7)		—	—	(60,000)	(60,000)
Loan due to Parent by Dropdown Predecessor (note 7)		—	—	(206,591)	(206,591)
Derivative instruments
Interest rate swap agreements	Level 2	(175,784)	(175,784)	(84,968)	(84,968)
Cross currency swap agreement	Level 2	4,233	4,233	—	—
Foreign currency forward contracts	Level 2	6,909	6,909	6,227	6,227

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

The Partnership has determined that there were no non-financial assets or non-financial liabilities carried at fair value at December 31, 2010 and 2009, except for a 1992-built shuttle tanker, which was written-down to fair value of $11.0 million at December 31, 2010. The fair market value of the shuttle tanker was determined based on directly observable inputs (Level 2). (See note 18.)

3.	Public Offerings
On June 18, 2008, the Partnership completed a public offering of 7.0 million common units at a price of $20.00 per unit, for gross proceeds of $140.0 million. Concurrent with the public offering, Teekay Corporation, which controls the Partnership, acquired 3.25 million common units of the Partnership in a private placement at the same public offering price for a total cost of $65.0 million. On July 16, 2008, the underwriters for the public offering partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $7.5 million in gross proceeds to the Partnership. As a result of these equity transactions, the Partnership raised gross proceeds of $216.8 million (including the General Partner’s proportionate 2% capital contribution). The Partnership used the net proceeds from the equity offerings of approximately $210.7 million to fund the acquisition of an additional 25% interest in OPCO from Teekay Corporation and to repay a portion of advances to the Partnership from OPCO.
On August 4, 2009, the Partnership completed a public offering of 6.5 million common units at a price of $14.32 per unit, for gross proceeds of $95.0 million (including the General Partner’s $1.9 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 975,000 units on August 4, 2009, providing additional gross proceeds of $14.2 million (including the General Partner’s $0.3 million proportionate capital contribution). The Partnership used the total net proceeds of approximately $104.1 million from the equity offering to reduce amounts outstanding under one of its revolving credit facilities.
On March 22, 2010, the Partnership completed a public offering of 5.1 million common units (including 660,000 units issued upon exercise of the underwriters’ overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the General Partner’s $2.0 million proportionate capital contribution). The Partnership used net proceeds of $95.5 million to repay the remaining $60.0 million of the Teekay Corporation vendor financing from the September 2009 acquisition of the FPSO unit, the Petrojarl Varg, and to finance a portion of the acquisition of Teekay Corporation’s interest in a FSO unit, the Falcon Spirit, together with its operations and time charter contract, for $44.1 million on April 1, 2010.
On August 20, 2010, the Partnership completed a public offering of 6.0 million common units (including 787,500 units issued upon exercise of the underwriters’ overallotment option) at a price of $22.15 per unit, for gross proceeds of $136.5 million (including the General Partner’s $2.7 million proportionate capital contribution). The Partnership used the net proceeds of $130.8 million from the equity offering to repay a portion of its outstanding debt under one of its revolving credit facilities.
On December 6, 2010, the Partnership completed a public offering of 6.4 million common units (including 840,000 units issued upon exercise of the underwriters’ overallotment option) at a price of $27.84 per unit, for gross proceeds of $182.9 million (including the General Partner’s $3.7 million proportionate capital contribution). The Partnership used the net proceeds of $175.2 million from the equity offering to repay a portion of its outstanding debt under one of its revolving credit facilities.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
4.	Segment Reporting
The Partnership is engaged in the international marine transportation of crude oil and in the offshore processing and storage of crude oil through the operation of its oil tankers, FSO units and FPSO units. The Partnership’s revenues are earned in international markets.
The Partnership has four reportable segments: its shuttle tanker segment; its conventional tanker segment; its FSO segment, and its FPSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FPSO segment consists of its FPSO units subject to operations and charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.
The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Partnership’s consolidated revenues during the periods presented.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(U.S. dollars in millions)	2010	2009	2008
Statoil ASA (1)	$236.0 or 26%	$248.5 or 28%	$320.7 or 32%
Petrobras Transporte S.A (3)	$179.6 or 20%	$168.4 or 19%	$150.3 or 15%
Teekay Corporation (2)	$141.0 or 16%	$148.3 or 17%	$181.9 or 18%
Talisman Energy Inc(4)	$106.2 or 12%	$100.0 or 12%	$96.4 or 10%

(1)	Shuttle tanker segment

(2)	Shuttle tanker, conventional tanker and FSO segments

(3)	Shuttle tanker and FPSO segment

(4)	FPSO segment
The following tables include results for these segments for the periods presented in these consolidated financial statements.

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Year ended December 31, 2010	Segment	Segment	Segment	Segment	Total

Revenues	559,547	114,850	74,298	151,851	900,546
Voyage expenses	104,460	19,753	888	—	125,101
Vessel operating expenses	143,766	23,739	35,214	66,157	268,876
Time-charter hire expense	89,795	—	—	—	89,795
Depreciation and amortization	111,157	27,522	16,262	35,400	190,341
General and administrative (1)	42,526	4,501	3,799	12,388	63,214
Write down of vessels	9,441	—	—	—	9,441
Restructuring charge	119	—	—	—	119

Income from vessel operations	58,283	39,335	18,135	37,906	153,659

Expenditures for vessels and equipment(2)	32,012	1,179	140	6,428	39,759
Expenditures for drydock	13,382	11,487	—	—	24,869

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Year ended December 31, 2009	Segment	Segment	Segment	Segment	Total

Revenues	534,464	124,659	62,644	149,345	871,112
Voyage expenses	85,197	24,494	1,335	—	111,026
Vessel operating expenses	144,007	24,153	27,460	65,357	260,977
Time-charter hire expense	117,202	—	—	—	117,202
Depreciation and amortization	98,013	24,042	21,763	37,358	181,176
General and administrative	40,552	4,746	2,572	13,891	61,761
Restructuring charge	4,734	274	—	—	5,008

Income from vessel operations	44,759	46,950	9,514	32,739	133,962

Expenditures for vessels and equipment(2)	10,341	1,024	—	2,316	13,681
Expenditures for drydock	29,822	1,644	3,508	—	34,974

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Year ended December 31, 2008	Segment	Segment	Segment	Segment	Total

Revenues	650,896	153,200	68,396	131,069	1,003,561
Voyage expenses	169,578	53,722	1,729	—	225,029
Vessel operating expenses	137,132	26,030	27,759	61,138	252,059
Time-charter hire expense	132,234	—	—	—	132,234
Depreciation and amortization	91,846	22,901	23,690	29,959	168,396
General and administrative	43,003	7,800	2,646	15,057	68,506
Goodwill impairment	—	—	—	149,129	149,129

Income from vessel operations	77,103	42,747	12,572	(124,214)	8,208

Expenditures for vessels and equipment(2)	53,231	3,648	979	15,729	73,587
Expenditures for drydock	20,574	7,355	(985)	—	26,944

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Excludes non-cash investing activities (see Note 15).
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2010	December 31, 2009
	$	$
Shuttle tanker segment	1,711,341	1,516,988
Conventional tanker segment	304,655	317,690
FSO segment	119,844	143,308
FPSO segment	513,886	540,824
Unallocated:
Cash and cash equivalents	166,483	109,407
Other assets	26,417	22,852

Consolidated total assets	2,842,626	2,651,069

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
5.	Goodwill and Intangible Assets
a) Goodwill
The changes in the carrying amount of goodwill for the years ended December 31, 2010, 2009, and 2008 are as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
	$	$	$
Balance at beginning of year(1)	127,113	127,113	209,470
Goodwill acquired	—	—	70,900
Reduction of deferred tax valuation allowance	—	—	(4,128)
Goodwill impairment(2)	—	—	(149,129)

Balance at end of year(1)	127,113	127,113	127,113

(1)
The carrying amount of goodwill for the shuttle tanker segment was $127.1 million as at December 31, 2010, 2009, and 2008 and January 1, 2008. The carrying amount of goodwill for the FPSO segment was nil as at December 31, 2008 and $82.4 million as at January 1, 2008.

(2)
During the fourth quarter of 2008, sufficient indicators of impairment existed, including a significant and sustained decline in Teekay Corporation’s market capitalization below book value, deteriorating market conditions and tightening credit markets, such that the parent of the Dropdown Predecessor performed a goodwill impairment test as of December 31, 2008. The goodwill impairment charge was from a write-down of goodwill from the Teekay Petrojarl acquisition as management concluded that the carrying value of goodwill in the FPSO segment exceeded its fair value.

Fair value of the reporting unit is estimated using a discounted cash flow model that estimates fair value based upon estimated future cash flows discounted to their present value using Teekay Corporation’s estimated weighted average cost of capital. The fair value may vary depending on the assumptions and estimates used, most significantly the discount rate applied. Based on the analysis performed, a goodwill impairment of $149.1 million was recognized in the consolidated statements of income (loss) for the year ended December 31, 2008.
b) Intangible Assets
As at December 31, 2010, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
Customer contracts (shuttle tanker segment)	124,250	(96,070)	28,180
Customer contracts (FPSO segment)	353	(160)	193
Other intangible assets (FPSO segment)	390	—	390

	124,993	(96,230)	28,763

As at December 31, 2009, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
Customer contracts (shuttle tanker segment)	124,250	(88,016)	36,234
Customer contracts (FPSO segment)	353	(92)	261
Other intangible assets (FPSO segment)	462	—	462

	125,065	(88,108)	36,957

Aggregate amortization expense of intangible assets for the year ended December 31, 2010 was $8.1 million (2009 — $9.1 million, 2008 — $10.1 million), included in depreciation and amortization on the consolidated statements of income (loss). Amortization of intangible assets for the five years subsequent to December 31, 2010 is expected to be $7.1 million (2011), $6.1 million (2012), $5.0 million (2013), $4.0 million (2014), and $3.0 million (2015).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
6.	Accrued Liabilities

	December 31, 2010	December 31, 2009
	$	$
Voyage and vessel	66,084	47,940
Interest	14,815	12,544
Payroll and benefits	7,639	1,526

	88,538	62,010

7.	Long-Term Debt

	December 31, 2010	December 31, 2009
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,066,909	1,406,974
Norwegian Kroner Bond due in 2013	103,061	—
U.S. Dollar-denominated Term Loans due through 2017	244,958	268,640
U.S. Dollar-denominated Term Loans due through 2023	302,212	102,850
U.S. Dollar-denominated Terms Loan Due to Parent	—	60,000
U.S. Dollar-denominated Loan Due to Parent by Dropdown Predecessor	—	206,591

	1,717,140	2,045,055
Less current portion	152,096	120,259

Total	1,565,044	1,924,796

As at December 31, 2010, the Partnership had nine long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1.46 billion, of which $391.1 million was undrawn. The total amount available under the revolving credit facilities reduces by $177.0 million (2011), $187.1 million (2012), $333.7 million (2013), $657.2 million (2014), $17.5 million (2015) and $85.4 million (thereafter). Six of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. The Partnership also has a revolving credit facility of which Teekay Corporation guarantees $65.0 million of the final repayment. In addition to the Partnership covenants described above, Teekay Corporation is also required to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 35 of the Partnership’s vessels, together with other related security.
On November 30, 2010, the Partnership issued NOK 600 million in senior unsecured bonds that mature in November 2013 in the Norwegian bond market. The Partnership capitalized issuance costs of $1.3 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized over the term of the senior unsecured bonds. The Partnership’s obligations under the Bond Agreement are guaranteed by OPCO. The Partnership has applied for listing of the bonds on the Oslo Stock Exchange. Interest payments on the senior unsecured bonds are based on NIBOR plus a margin of 4.75%. The Partnership entered into a cross currency swap to swap the interest payments from NIBOR into LIBOR. (See Note 12).
As at December 31, 2010, the Partnership’s six 50%-owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $245.0 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2017. These term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2010 the Partnership had guaranteed $76.5 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $122.5 million and $46.0 million, respectively.
As at December 31, 2010, the Partnership had term loans outstanding for the Rio das Ostras, the Amundsen Spirit, the Nansen Spirit and the Peary Spirit, which in the aggregate totaled $302.2 million and are all guaranteed by Teekay Corporation. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2023. These term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security.
The Partnership had a U.S. Dollar-denominated term loan outstanding from Teekay Corporation, which, as at December 31, 2009, totaled $60 million. This amount was repaid during the first quarter using proceeds from the March 22, 2010 public offering (see Note 3).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As at December 31, 2009, the Dropdown Predecessor relating to the Falcon Spirit had $44.8 million in amounts due to Teekay Corporation. Immediately prior to the Partnership acquiring the Falcon Spirit from Teekay Corporation, $11.2 million of the loan due to Teekay Corporation was converted to equity. The Partnership repaid the remaining $33.6 million during the quarter ended June 30, 2010 (see Note 11q).
As at December 31, 2009, the Dropdown Predecessor relating to the Rio das Ostras had $161.7 million of long-term debt, which was allocated from corporate revolving credit facilities of Teekay Corporation and its subsidiaries (see Note 1). Immediately prior to the Partnership acquiring the Rio das Ostras from Teekay Corporation, the loans due to Teekay Corporation and its subsidiaries were converted to equity. (See Note 11r).
Interest payments on the revolving credit facilities and the term loans (excluding the term loan due to parent) are based on LIBOR plus a margin. At December 31, 2010, the margins ranged between 0.30% and 3.25%. At December 31, 2009 the margins ranged between 0.45% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at December 31, 2010 was 1.3% (December 31, 2009 — 1.3%). This rate does not include the effect of the Partnership’s interest rate swaps (see Note 12).
The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2010 are $152.1 million (2011), $185.0 million (2012), $296.4 million (2013), $772.3 million (2014), $48.3 million (2015) and $263.0 million (thereafter).
As at December 31, 2010 the Partnership was in compliance with all covenants in the credit facilities and long-term debt.
8.	Leases
Charters-out
Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The cost, accumulated depreciation and carrying amount of the vessels employed on operating leases at December 31, 2010 was $3.2 billion, $1.1 billion and $2.1 billion, respectively. As at December 31, 2010, minimum scheduled future revenues under time charters and bareboat charters to be received by the Partnership, then in place were approximately $2.9 billion, comprised of $637.0 million (2011), $538.8 million (2012), $401.3 million (2013), $314.6 million (2014), $271.7 million (2015) and $720.0 million (thereafter).
The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance.
Direct Financing Lease
Leasing of the VOC equipment is accounted for as direct financing leases. As at December 31, 2010, the minimum lease payments receivable under the direct financing leases approximated $40.6 million (2009 — $65.2 million), including unearned income of $4.3 million (2009 — $9.0 million). As at December 31, 2010, future scheduled payments under the direct financing leases to be received by the Partnership, then in place were approximately $40.6 million, comprised of $21.6 million (2011), $15.5 million (2012), $2.5 million (2013), $1.0 million (2014).
Leasing of the Falcon Spirit is accounted for as a direct financing lease. As at December 31, 2010, the minimum lease payments receivable under the direct financing lease approximated $55.1 million (2009 — $63.5 million), including unearned income of $28.3 million (2009 — $33.9 million). The estimated unguaranteed residual value of the leased vessel is $8.5 million. As at December 31, 2010, future scheduled payments under the direct financing lease to be received by the Partnership, then in place were approximately $55.1 million, comprised of $8.4 million (2011), $8.4 million (2012), $8.5 million (2013), $8.6 million (2014), $8.6 million (2015), and $12.6 million (thereafter).
Charters-in
As at December 31, 2010, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $156.6 million, comprised of $59.6 million (2011), $43.8 million (2012), $32.5 million (2013), $13.9 million (2014) and $6.8 million (2015). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.
9.	Restructuring Charge
During the year ended December 31, 2010, the Partnership completed the remaining reflagging of two of its vessels from Norwegian flag to Bahamian flag and changing the nationality mix of its crews. The Partnership commenced the reflagging of a total of seven vessels in March 2009. During 2010, the Partnership incurred $0.1 million (2009 — $4.7 million), of restructuring costs. Under this plan, the Partnership recorded restructuring charges of approximately $4.9 million in total since the plan began in 2009. At December 31, 2010 and December 31, 2009, restructuring liabilities of $nil and $1.2 million, respectively, were recorded in accrued liabilities.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
10.	Other Income — Net

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
VOC Equipment lease income (note 8)	4,978	6,970	9,727
Miscellaneous	1,832	2,519	2,103

Other income — net	6,810	9,489	11,830

11.	Related Party Transactions
a)
Nine of OPCO’s conventional tankers are employed on long-term time-charter contracts with a subsidiary of Teekay Corporation. Under the terms of seven of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate plus a 4.5% margin. Pursuant to these time-charter contracts, OPCO earned revenues of $104.9 million, $114.7 million and $144.5 million for the years ended December 31, 2010, 2009, and 2008, respectively.

b)
Two of OPCO’s shuttle tankers are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $14.9 million, $12.4 million and $14.8 million during the years ended December 31, 2010, 2009, and 2008, respectively.

c)
Two of OPCO’s FSO units are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $11.2 million, $11.2 million and $11.2 million, during the years ended December 31, 2010, 2009, and 2008, respectively.

d)
A subsidiary of Teekay Corporation has entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. Pursuant to this agreement, during the years ended December 31, 2010, 2009, and 2008, OPCO earned management fees of $3.8 million, $3.2 million and $3.3 million, respectively.

e)
Eight of OPCO’S Aframax conventional oil tankers, one of OPCO’s FSO units, two of the Partnership’s FSO units and the Partnership’s FPSO units are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Partnership incurred general and administrative expenses of $9.2 million, $4.6 million and $3.5 million during the years ended December 31, 2010, 2009, and 2008, respectively.

f)
The Partnership, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, crew training, advisory and technical services and ship management services. Pursuant to these service agreements, the Partnership incurred $43.0 million, $40.4 million and $59.2 million, respectively, of these costs during the December 31, 2010, 2009, and 2008, respectively.

g)
Pursuant to the Partnership’s partnership agreement, the Partnership reimburses the General Partner for all expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. During the years ended December 31, 2010, 2009, and 2008, the Partnership incurred $0.4 million, $0.5 million and $0.6 million of these costs, respectively.

h)
The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

i)
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

j)	In March 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation for proceeds equal to its net book value of $1.4 million.

k)
Concurrently with the closing of the Partnership’s follow-on offering on June 18, 2008, the Partnership acquired from Teekay Corporation an additional 25% interest in OPCO for $205.5 million, thereby increasing the Partnership’s ownership interest in OPCO to 51%. The Partnership financed the acquisition with the net proceeds from the follow-on offering and a concurrent private placement of common units to Teekay Corporation. (See Note 3). In connection with the valuation of the purchase of the additional 25% interest in OPCO, the Partnership incurred a fairness opinion fee of $1.1 million. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value for the 25% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $91.6 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
l)
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

Pursuant to the bareboat charters for the vessels, OPCO earned revenues of $9.9 million, $9.9 million and $8.7 million during the years ended December 31, 2010, 2009, and 2008, respectively (including revenues earned as part of the Dropdown Predecessor prior to OPCO’s acquisition of the vessels).

m)
In June 2008, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to the Partnership’s offering in December 2006, totalling $0.7 million, primarily relating to the settlement of repair costs not covered by insurance providers for work performed in early 2006 on two of OPCO’s shuttle tankers.

n)
From December 2008 to June 2009, OPCO entered into a bareboat charter contract to in-charter one shuttle tanker from a subsidiary of Teekay Corporation. Pursuant to the charter contract, OPCO incurred time-charter hire expenses of $3.4 million and $0.2 million during the years ended December 31, 2009 and 2008, respectively.

o)
During August 2008, two of OPCO’s in-chartered shuttle tankers were employed on a single-voyage charter with a subsidiary of Teekay Corporation. Pursuant to this charter contract, OPCO earned revenues of $11.3 million for the year ended December 31, 2008.

p)
On September 10, 2009, the Partnership acquired from Teekay Corporation the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy, for a purchase price of $320 million. The purchase price of $320 million is accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price is greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The purchase was financed through vendor financing made available by Teekay Corporation of $220 million. The remaining $100 million was paid in cash and financed from existing debt facilities. The $220 million vendor financing from Teekay Corporation was comprised of two tranches. The senior tranche was a $160 million short-term debt facility bearing interest at LIBOR plus a margin of 3.25% and was repaid in November 2009. The junior tranche of the vendor financing was a $60 million unsecured subordinated debt facility bearing interest at 10% per annum and was repaid in March 2010. For the years ended December 31, 2010 and 2009, respectively, the Partnership incurred interest expense of $1.4 million and $2.9 million in relation to the $220 million vendor financing from Teekay Corporation.

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
•
General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) of $3.9 million and $6.6 million for the years ended December 31, 2009 and 2008, respectively, has been allocated to the Partnership.

•
Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Petrojarl Varg of $6.5 million and $16.7 million, respectively, for the years ended December 31, 2009 and 2008, has been allocated to the Partnership.

•
Teekay Corporation entered into interest rate swaps to offset increases or decreases in the variable-rate interest payments of the credit facilities that were used to finance the acquisition of the Petrojarl Varg. The realized and unrealized gains (losses) on these interest rate swaps allocated to the Partnership were $6.2 million and ($35.7) million, respectively, for the years ended December 31, 2009 and 2008. These amounts are reflected in the realized and unrealized gains (losses) on non-designated derivative instruments.

•
Teekay Corporation entered into foreign exchange forward contracts into to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on operating expenses of the Petrojarl Varg. These foreign exchange forward contracts have been allocated to the Partnership. For the year ended December 31, 2009, the amount of the gain (loss) allocated to the Partnership was $2.6 million, of which ($0.5) million is reflected in vessel operating expenses, $0.4 million in general and administrative expenses, $0.7 million in realized and unrealized gains (losses) on non-designated derivative instruments and $2.0 million in other comprehensive income. For the year ended December 31, 2008, a loss of ($4.8) million was allocated, of which ($0.7) million is reflected in vessel operating expenses, ($0.6) million in general and administrative expenses, ($1.6) million in realized and unrealized gains (losses) on non-designated derivative instruments and ($1.9) million in other comprehensive loss.

•
Teekay Corporation uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Petrojarl Varg, prior to the acquisition of the vessel by the Partnership, were in certain cases, co-mingled with cash and cash equivalents from other operations of Teekay Corporation. Cash and cash equivalents in co-mingled bank accounts are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of the Dropdown Predecessor are reflected in these financial statements as increases or decreases in Dropdown Predecessor Equity. The net amount of these equity contributions were $110.4 million for the period from January 1, 2009 to September 9, 2009 and $73.1 million for the year ended December 31, 2008.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
q)
On April 1, 2010, the Partnership acquired Teekay Corporation’s 100% interest in an FSO unit, the Falcon Spirit, together with its charter contract, for a purchase price of $44.1 million. The purchase was partially financed through proceeds from a public offering of common units (see Note 3). The Falcon Spirit is chartered to Occidental Qatar Energy Company LLC, a subsidiary of Occidental Petroleum of Qatar Ltd., on a fixed-rate time charter contract for 7.5 years (beginning December 2009) with an option for the charterer to extend the contract for an additional 1.5 years. The Falcon Spirit is a conversion of a double-hull shuttle tanker built in 1986 and it began servicing the Al Raayan oil field off the coast of Qatar in December 2009.

The acquisition consisted of the Partnership acquiring Teekay Corporation’s equity interest in Teekay Al Raayan LLC for $11.3 million and Teekay Corporation’s interest in amounts due to Teekay Corporation from Teekay Al Raayan LLC for $32.8 million. Immediately prior to the acquisition, $11.2 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in the Partnership’s statement of cash flow. The portion of the purchase price for the acquisition of the equity interest in Teekay Al Raayan LLC ($11.3 million) was accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price was greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The portion of the purchase price for the acquisition of the intercorporate loan ($32.8 million) was accounted for as repayment of debt.

The following costs attributable to the operations of the Falcon Spirit were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:

•	General and administrative expenses (consisting primarily of vessel management fees and legal and professional fees) of $0.3 million for the year ended December 31, 2010.

•	Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Falcon Spirit of $0.4 million for the year ended December 31, 2010.
r)
On October 1, 2010, the Partnership acquired from Teekay Corporation the Rio das Ostras FPSO unit, which is on a long-term charter to Petroleo Brasileiro SA (or Petrobras), for a purchase price of $157.7 million, plus working capital of $12.4 million. Immediately prior to the acquisition, $163.0 million of amounts due to Teekay Corporation were converted to equity and are treated as a non-cash transaction in the Partnership’s statement of cash flow. The purchase price was financed through the assumption of debt of $93.8 million and the remainder was paid in cash. The purchase price is accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price is less than the corresponding book value, the excess is reflected as an addition in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity.

On the dropdown, certain assets and liabilities of the Rio das Ostras were retained by Teekay Corporation. These net assets retained by Teekay Corporation totaled $0.1 million and are accounted for as a non-cash equity distribution to Teekay Corporation.

The following costs attributable to the operations of the Rio das Ostras were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:

•
General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) of $5.4 million, $8.6 million and $7.4 million, respectively, for the years ended December 31, 2010, 2009, and 2008, has been allocated to the Partnership.

•
Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Rio das Ostras of $2.2 million, $1.7 million and $1.1 million, respectively, for the years ended December 31, 2010, 2009, and 2008, has been allocated to the Partnership.

•
Teekay Corporation entered into foreign exchange forward contracts to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on operating expenses of the Rio das Ostras. These foreign exchange forward contracts have been allocated to the Partnership. For the year ended December 31, 2010, the amount of the gain allocated to the Partnership was $0.1 million, of which ($0.1) million is reflected in general and administrative expenses and $0.1 million in other comprehensive income. For the year ended December 31, 2009, the amount of the gain of $0.8 million was allocated, of which $0.4 million is reflected in million in general and administrative expenses and $0.4 million in other comprehensive loss. For the year ended December 31, 2008, a (loss) of ($0.9) million was allocated, of which ($0.5) million is reflected in million in general and administrative expenses and ($0.4) million in other comprehensive loss.

•
Teekay Corporation uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Rio das Ostras, prior to the acquisition of the vessel by the Partnership, were in certain cases, co-mingled with cash and cash equivalents from other operations of Teekay Corporation. Cash and cash equivalents in co-mingled bank accounts are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of the Dropdown Predecessor are reflected in these financial statements as increases or decreases in Dropdown Predecessor Equity. The net amount of these equity contributions (distributions) were $5.8 million, $3.7 million and ($16.3) million for the period from January 1, 2010 to October 1, 2010, for the year ended December 31, 2009, and for the period from April 1, 2008 to December 31, 2008.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
s)
On October 1, 2010, OPCO acquired from Teekay Corporation the newbuilding shuttle tanker, the Amundsen Spirit, which is on a time-charter to Statoil ASA, for a purchase price of $128.0 million. The purchase price was financed through the assumption of debt of $93.3 million, the issuance of new units by OPCO of $17.0 million and $17.7 million with cash. The excess of $31.2 million of the purchase price over the book value of the assets of ($3.5) million, which includes the fair value of an interest rate swap of ($25.9) million, is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $32.7 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in the Partnership’s statement of cash flow.

The following costs attributable to the operations of the Amundsen Spirit were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:

•	General and administrative expenses (consisting primarily of vessel management fees) of $0.2 million for the year ended December 31, 2010.

•	Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Amundsen Spirit of $0.3 million for the year ended December 31, 2010.

•
Teekay Corporation entered into an interest rate swap to offset increases or decreases in the variable-rate interest payments of the credit facilities that were used to finance the acquisition of the Amundsen Spirit. The realized and unrealized gains (losses) on this interest rate swap allocated to the Partnership is ($5.6) million for the year ended December 31, 2010. This amount is reflected in the realized and unrealized gains (losses) on non-designated derivative instruments.

t)
On October 1, 2010, OPCO agreed to acquire from Teekay Corporation its 100% interest in the Nansen Spirit LLC, which owns the newbuilding shuttle tanker, the Nansen Spirit. On December 10, 2010, the Nansen Spirit commenced its time-charter with Statoil ASA and OPCO acquired 100% of Teekay Corporation’s interest in the Nansen Spirit LLC for a purchase price of $126.3 million. The purchase price was financed through the assumption of debt of $93.3 million, the issuance of new units by OPCO of $16.4 million and $16.6 million with cash. The excess of $4.4 million of the purchase price over the book value of the assets of $28.6 million was accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $31.5 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in the Partnership’s statement of cash flow. For the period October 1, 2010 to December 10, 2010, the Partnership consolidated Nansen Spirit LLC on its financial statements as it was considered a variable interest entity and the Partnership was the primary beneficiary (see Note 14c).

u)
On October 1, 2010, OPCO agreed to acquire an additional newbuilding shuttle tanker, the Peary Spirit, from Teekay Corporation for approximately $133 million (see Note 14c). The acquisition of this newbuilding shuttle tanker is expected to coincide with the commencement of its time-charter contract under a Master Agreement with Statoil in July 2011.

v)
On October 1, 2010, OPCO agreed to acquire two interest rate swaps from Teekay Corporation on the same date as it would acquire the Nansen Spirit and the Peary Spirit from Teekay Corporation. Pending acquisition of the interest rate swaps, these agreements are derivative instruments with Teekay Corporation. The fair value of the interest rate swaps of ($57.1) million on October 1, 2010, was accounted for as an equity distribution to Teekay Corporation.

w)
At December 31, 2010, due from affiliates totaled $19.1 million (December 31, 2009 - $17.7 million) and due to affiliates totaled $67.4 million (December 31, 2009 — $40.2 million). Due to and from affiliates are non-interest bearing and unsecured and are expected to be settled within the next fiscal year in the normal course of operations.

12.	Derivative Instruments
The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.
Foreign Exchange Risk
The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As at December 31, 2010, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount	Fair Value / Carrying
	in Foreign	Amount of Asset/(Liability)		Average	Expected Maturity
	Currency	(in thousands of U.S. Dollars)		Forward	2011	2012
	(thousands)	Hedge	Non-hedge	Rate(1)	(in thousands of U.S. Dollars)
Norwegian Kroner	623,000	2,277	4,433	6.30	61,356	37,585
British Pound	4,490	—	238	0.66	5,646	1,111
Euro	17,323	—	(39)	0.75	17,031	6,176

		2,277	4,632		84,033	44,872

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
The Partnership incurs interest expense on its Norwegian Kroner-denominated bonds. The Partnership has entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest. As at December 31, 2010, the Partnership was committed to one cross currency swap with the notional amounts of NOK 600 million and $98.5 million, which exchanges a receipt of floating interest based on NIBOR plus a margin 4.75% with a payment of floating interest based on LIBOR plus a margin of 5.04%. In addition, the cross currency swap locks in the transfer of principal to $98.5 million upon maturity in exchange for NOK 600 million. The fair value of the swap as at December 31, 2010 was $4.2 million.
Interest Rate Risk
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings.
As at December 31, 2010, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (1)
U.S. Dollar-denominated interest rate swaps	LIBOR	800,000	(111,730)	12.57	4.6
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	734,309	(64,054)	6.12	3.9

		1,534,309	(175,784)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2010, ranged from 0.30% and 3.25%.

(2)	Principal amount reduces quarterly or semi-annually.
Tabular disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Current			Current
	portion of			portion of
	derivative	Derivative	Accrued	derivative	Derivative
	assets	assets	liabilities	liabilities	liabilities
As at December 31, 2010
Foreign currency contracts — cash flow hedges	1,606	718	—	(47)	—
Foreign currency contracts — not designated as hedges	2,543	2,481	—	(361)	(31)
Cross currency swap — not designated as hedges	2,031	2,003	199	—	—
Interest rate swaps — not designated as hedges	—	—	(10,939)	(45,385)	(119,460)

	6,180	5,202	(10,740)	(45,793)	(119,491)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Current			Current
	portion of			portion of
	derivative	Derivative	Accrued	derivative	Derivative
	assets	assets	liabilities	liabilities	liabilities
As at December 31, 2009
Foreign currency contracts — cash flow hedges	6,157	447	—	(15)	—
Foreign currency contracts — not designated as hedges	—	—	—	(265)	(97)
Interest rate swaps — not designated as hedges	—	1,778	(8,858)	(35,109)	(42,779)

	6,157	2,225	(8,858)	(35,389)	(42,876)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were recognized in (1) other comprehensive income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.
Year Ended December 31, 2010

Balance
Sheet
(AOCI)	Statement of Income (Loss)
Effective	Effective	Ineffective
Portion	Portion	Portion
(3,154)	34	(2,819)	Vessel operating expenses
	(3,277)	(1,417)	General and administrative expenses

(3,154)	(3,243)	(4,236)

Year Ended December 31, 2009

Balance
Sheet
(AOCI)	Statement of Income (Loss)
Effective	Effective	Ineffective
Portion	Portion	Portion
28,327	(6,775)	2,492	Vessel operating expenses
	(3,056)	3,854	General and administrative expenses

28,327	(9,831)	6,346

As at December 31, 2010, the Partnership’s accumulated other comprehensive income consisted of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at December 31, 2010, the Partnership estimated, based on the current foreign exchange rates, that it would reclassify approximately $0.5 million of net gains on foreign currency forward contracts from accumulated other comprehensive gain to earnings during the next 12 months.
Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of income (loss). The effect of the (losses) gain on these derivatives on the statement of income (loss) for the years ended 2010, 2009, and 2008 is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Realized (losses) gains relating to:
Interest rate swaps	(49,224)	(51,084)	(21,470)
Foreign currency forward contracts	(1,029)	(4,196)	1,972

	(50,253)	(55,280)	(19,498)

Unrealized (losses) gains relating to:
Interest rate swaps	(10,408)	102,662	(166,047)
Foreign currency forward contracts	4,995	4,562	(7,800)

	(5,413)	107,224	(173,847)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(55,666)	51,944	(193,345)

Realized and unrealized gains of the cross currency swap are recognized in earnings and reported in foreign exchange (loss) gain in the consolidated statements of income (loss). For the year ended December 31, 2010, an unrealized gain of $4.0 million (2009 — $nil) and a realized gain of $0.2 million (2009 — $nil) are recognized in earnings.
The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the derivative instrument agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, derivative instruments are entered into with different counterparties to reduce concentration risk.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
13.	Income Taxes
The significant components of the Partnership’s deferred tax liabilities and assets are as follows:

	December 31, 2010	December 31, 2009
	$	$
Deferred tax assets:
Tax losses carried forward(1)	74,149	64,889
Provisions	1,878	841

Gross deferred tax assets:	76,027	65,730
Valuation allowance	—	(1,152)

Total deferred tax assets:	76,027	64,578

Deferred tax liabilities:
Vessels and equipment	41,614	48,029
Long-term debt	31,077	29,599
Other	2,900	2,729

Total deferred tax liabilities	75,591	80,357

Net deferred tax assets (liabilities)(2)	436	(15,779)

Current portion	—	—

Long-term portion of net deferred tax assets (liabilities)	436	(15,779)

Disclosed in:
Other assets	2,041	702
Deferred income tax	(1,605)	(16,481)

Net deferred tax assets (liabilities)	436	(15,779)

(1)	The net operating loss carryforwards of $230.9 million are available to offset future taxable income in the applicable jurisdictions, and can be carried forward indefinitely.

(2)	The change in the net deferred tax liabilities is related to the change in temporary differences and foreign exchange gains.
The components of the provision for income taxes are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Current	(6,038)	(5,583)	(1,006)
Deferred	15,756	(8,209)	63,096

Income tax recovery (expense)	9,718	(13,792)	62,090

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Net income (loss) before taxes	69,145	134,594	(252,639)
Net income (loss) not subject to taxes	(121,917)	269,581	(497,214)

Net income (loss) subject to taxes	191,062	(134,987)	244,575

At applicable statutory tax rates	43,139	(43,032)	60,037
Permanent difference	(44,706)	(17,718)	(11,683)
Adjustments related to currency differences	(9,514)	70,654	(112,497)
Temporary differences for which no deferred tax asset was recognized	1,363	205	1,304
Prior year current taxes accrued	—	3,683	749

Tax (recovery) expense related to current year	(9,718)	13,792	(62,090)

The following is a tabular reconciliation of the Partnership’s total amount of unrecognized tax benefits at the beginning and end of 2010, 2009, and 2008:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Balance of unrecognized tax benefits as at January 1,	5,516	—	—
Increases for positions related to prior years	—	5,049	—
Increases for positions related to the current year	413	467	—

Balance of unrecognized tax benefits as at December 31,	5,929	5,516	—

The Partnership does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2007 through 2010 remain open to examination by some of the taxing jurisdictions in which the Partnership is subject to tax.
The interest and penalties on unrecognized tax benefits included in the tabular reconciliation above were not material.
14.	Commitments and Contingencies
a)
During the year ended December 31, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of OPCO for a 33% equity interest in the subsidiary. The equity issuance resulted in a dilution loss of $7.4 million. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate OPCO to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as of December 31, 2010.

b)
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

c)
The Partnership consolidates certain variable interest entities (or VIEs). In general, a variable interest entity is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if it has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Partnership consolidated Nansen Spirit LLC, which owns the newbuilding shuttle tanker, the Nansen Spirit, in its consolidated financial statements effective October 1, 2010. On that date Nansen Spirit LLC became a VIE and the Partnership became its primary beneficiary upon the Partnership’s agreement to acquire all of Teekay Corporation’s interests in Nansen Spirit LLC (see Note 11t). Upon the Partnership’s acquisition of Nansen Spirit LLC on December 10, 2010, which coincides with the commencement of the time-charter contract for the Nansen Spirit, Nansen Spirit LLC was no longer a VIE. Subsequent to the acquisition of the Nansen Spirit LLC, this vessel company continues to be consolidated as we hold voting control.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
On October 1, 2010, OPCO agreed to acquire all Teekay Corporation’s interests in the Peary Spirit LLC, which owns the newbuilding, Peary Spirit. On that date the Peary Spirit LLC became a VIE and the Partnership became its primary beneficiary. The Partnership consolidates the Peary Spirit LLC in its consolidated financial statements effective October 1, 2010. The purchase of the Peary Spirit LLC is expected to coincide with the commencement of the time-charter contract for the Peary Spirit in July 2011.
The following table summarizes the balance sheet of the Peary Spirit LLC as at December 31, 2010:

As at
December 31,
2010
$
ASSETS
Vessels and equipment
Advances on newbuilding contracts	52,195
Other assets	1,486

Total assets	53,681

Accrued liabilities	56
Current portion of long term-debt	1,037
Advances from affiliates	28,760
Long-term debt	23,843

Total liabilities	53,696
Total deficit	(15)

Total liabilities	53,681

The assets and liabilities of Peary Spirit LLC are reflected in the Partnership’s consolidated financial statements at historical cost as the Partnership and the VIE are under common control. The Partnership’s maximum exposure to loss as of December 31, 2010, as a result of its commitment to purchase Teekay Corporation’s interests in the Peary Spirit LLC, is limited to the purchase price of its interest in the Peary Spirit, which is expected to be approximately $133 million. The assets of the Peary Spirit LLC cannot be used by the Partnership and the creditors of the Peary Spirit LLC have no recourse to the general credit of the Partnership.
15.	Supplemental Cash Flow Information
a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2010, 2009, and 2008 are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Accounts receivable	13,189	(29,304)	(6,270)
Prepaid expenses and other assets	5,680	(7,190)	15,695
Accounts payable and accrued liabilities	23,526	21,483	(4,386)
Advances (to) from affiliate	(7,931)	23,942	1,948

	34,464	8,931	6,987

b)
Cash interest paid (including interest paid by the Dropdown Predecessor and realized losses on interest rate swaps) during the years ended December 31, 2010, 2009, and 2008 totaled $80.5 million, $97.2 million, and $107.0 million, respectively.

c)	Taxes paid (including taxes paid by the Dropdown Predecessor) during the years ended December 31, 2010, 2009, and 2008 totaled $1.1 million, ($0.4) million and $1.1 million, respectively.

d)
The Partnership’s consolidated statement of cash flows for the year ended December 31, 2010 reflects the Dropdown Predecessors as if the Partnership had acquired the Dropdown Predecessors when the vessel began operations under the ownership of Teekay Corporation. For non-cash changes related to the Dropdown Predecessors, see note 11.

e)	The contribution from the non-controlling interest owner described in note 14a has been treated as a non-cash transaction in the Partnership’s consolidated statement of cash flows.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
f)	The cash portion of the purchase price of vessels acquired from Teekay Corporation is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Falcon Spirit (note 11q)	(14,099)	—	—
Rio das Ostras (note 11r)	(58,721)	—	—
Amundsen Spirit (note 11s)	(17,671)	—	—
Nansen Spirit (note 11t)	(16,560)	—	—
Petrojarl Varg (note 11p)	—	(100,000)	—
SPT Explorer L.L.C and SPT Navigator (note 11l)	—	—	(16,661)

	(107,051)	(100,000)	(16,661)

g)	Contribution (distribution) of capital from (to) Teekay Corporation to (from) the Dropdown Predecessor is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Relating to Falcon Spirit (note 11q)	3,608	104	—
Relating to Rio das Ostras (note 11r)	(2,791)	21,475	46,165
Relating to Amundsen Spirit (note 11s)	3,496	—	—
Relating to Petrojarl Varg (note 11p)	—	110,386	73,068

	4,313	131,965	119,233

16.	Partners’ Equity and Net Income (Loss) Per Unit
At December 31, 2010, of the Partnership’s total limited partner units outstanding, 73.21% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
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

Subordinated Units
All of the Partnership’s subordinated units were held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus was made on the subordinated units. Distribution arrearages did not accrue on the subordinated units. The purpose of the subordinated units was to increase the likelihood that during the subordination period there would be available cash to be distributed on the common units.
On January 1, 2010, all of the Partnership’s subordinated units (9.8 million units) were converted into an equal number of common units as provided for in the partnership agreement.
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
During the year ended December 31, 2010, cash distributions exceeded $0.4025 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.
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
The Partnership did not have any defined benefit pension plans at December 31, 2010. The information provided in this note relates only to the Dropdown Predecessor. The Dropdown Predecessor had two defined benefit pension plans (or the Plans) covering certain of its employees. The following table provides information about changes in the benefit obligation and the fair value of the Plans assets, a statement of the funded status, and amounts recognized in the Dropdown Predecessor’s balance sheet:

Year ended
December 31,
2009
$
Change in benefit obligation:
Beginning balance	2,213
Service cost	251
Interest cost	93
Actuarial loss	407
Benefit payments	—
Exchange rate changes	507

Ending balance	3,471

Change in fair value of plan assets:
Beginning balance	965
Actual return	(312)
Employer contributions	1,485
Benefit payments	—
Administration expenses	(14)
Exchange rate changes	292

Ending balance	2,416

Funded status:
Net underfunded status of the plans	(1,055)
Payroll tax on funded status	(149)

Net liability recognized on balance sheet	(1,204)

Amounts recognized in the balance sheets:
Other long-term liabilities	1,204
Accumulated other comprehensive loss
Net actuarial losses	1,478
As of December 31, 2009, the accumulated benefit obligation for the Plans was $2.1 million. The following table provides information for those pension plans with a benefit obligation in excess of plan assets and those pension plans with an accumulated benefit obligation less than the plan assets:

December 31,
2009
$
Benefit obligation	3,471
Fair value of plan assets	2,416

Accumulated benefit obligation	2,117
Fair value of plan assets	2,416

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The components of net periodic pension cost consisted of the following:

	Period ended	Year ended	Year ended
	October 1,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Net periodic pension cost:
Service cost	373	1,139	1,379
Interest cost	149	341	415
Expected return on plan assets	(176)	(352)	(429)
Administration expenses	20	52	27
Amortization of net actuarial losses	64	109	—
Payroll tax	51	167	196

	481	1,456	1,588

Investments in hold-to-maturity bonds, real estate and money market instruments make up the foundation of the Plans’ investments and provide a stable rate of return to the Plans. Hold-to-maturity bonds consist of government guaranteed bonds and bonds of municipal and financial issuers. The investment policy for the Dropdown Predecessor’s Plans provided for target asset allocations of 20% for equity investments, 52% for fixed income investments, 11% for money market investments, 15% for real estate investments and 2% for other investments. The investment strategy is to actively manage a portfolio that is diversified amongst asset classes, markets and regions. The Plans do not invest in companies that do not meet certain socially responsible investment criteria. Risk management strategies employed include gradual implementation of portfolio adjustments and employing derivative instruments to hedge currency risk.
The fair value of plan assets by category as at December 31, 2009 for the Dropdown Predecessor’s Plans were as follows:

December 31,
2009
$
Equity investments	365
Debt securities	1,338
Money market	268
Real estate	413
Other	32

Total	2,416

The weighted average assumptions used to determine benefit obligations at December 31, 2009 were as follows:

December 31,
2009
$
Discount rates	4.50%
Rate of compensation increase	4.50%
The weighted average assumptions used to determine net pension expense for the years ended December 31, 2010, 2009 and 2008 were as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Discount rates	4.50%	4.50%	3.80%
Rate of compensation increase	4.50%	4.50%	4.00%
Expected long-term rates of return (1)	5.70%	5.70%	5.80%

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
18.	Write-down of Vessel
The Partnership’s 2010 consolidated statement of income (loss) includes a total write-down of $9.4 million for impairment on a 1992-built shuttle tanker, as the shuttle tanker carrying values exceeded its estimated fair value. The fair value of the shuttle tanker was calculated based on the value of its discounted cash flows. The write-down is included within the Partnership’s shuttle tanker segment.
19.	Accounting Pronouncements Not Yet Adopted
In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment became effective for the Partnership on January 1, 2011. The adoption of this standard will not have a material impact on the Partnership’s consolidated financial statements.
20.	Subsequent Events
On March 8, 2011, the Partnership acquired Teekay Corporation’s 49% interest in OPCO for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and the issuance of the Partnership’s 7.6 million common units to Teekay Corporation, and the issuance of general partner interests in the Partnership to Teekay Corporation. The acquisition increased the Partnership’s ownership of OPCO to 100%.