Form 20-F
period 2011-12-31
Teekay Offshore Partners L.P.
filed 2012-04-24
CIK 1382298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

70,626,554 Common Units

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☒            No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒            No  ☐

Indicate by check mark if the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐             Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   ☐            No  ☒

TEEKAY OFFSHORE PARTNERS L.P.

PART I

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Unless otherwise indicated, references in this Annual Report to “Teekay Offshore,” “we,” “us” and “our” and similar terms refer to Teekay Offshore Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this Annual Report in connection with the common units described herein, shall mean specifically Teekay Offshore Partners L.P. References in this Annual Report to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our distribution policy and our ability to make cash distributions on our units or any increases in quarterly distributions;

•	growth prospects of the offshore and tanker markets;

•	our potential additional shuttle tanker, floating storage and off-take (or FSO) and floating production, storage and offloading (or FPSO) projects;

•	the economic downturn and financial crisis in the global market, and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	oil fields adjacent to the Petrojarl Varg becoming operational and our ability to service these fields;

•	the expected commencement date and estimated cost of FPSO projects;

•	the expected completion of the Voyageur Spirit FPSO upgrades;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker markets;

•	our significant competitive advantage in the shuttle tanker market;

•	the expected lifespan of a new shuttle tanker, an FSO unit, an FPSO unit, and a conventional tanker;

•	the expected costs of newbuildings and vessel conversions;

•	the estimated sales price or scrap value of vessels;

•	estimated capital expenditures and our ability to fund them;

•	the expected increases in vessel operating expenses and charter rates for our vessels;

•	our ability to maintain long-term relationships with major crude oil companies, including our ability to service fields until they no longer produce;

•	the derivation of a substantial majority of revenue from a limited number of customers;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into fixed-rate time charters with customers;

•	obtaining offshore projects that we or Teekay Corporation bid on or that Teekay Corporation is awarded;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	the future valuation of goodwill;

•	our expectations as to any impairment of our vessels;

•	our insurance coverage is adequate;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self regulatory organization standards applicable to our business;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	anticipated taxation of our partnership and its subsidiaries and taxation of unitholders;

•

our general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Corporation and for reimbursements of fees and costs of Teekay Offshore GP L.L.C., our general partner (or the General Partner); and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements are necessarily estimates reflecting the judgment of senior management, involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in Item 3 – Key Information: Risk Factors and other factors detailed from time to time in other reports we file with the U.S. Securities and Exchange Commission (or the SEC).

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables present, in each case for the periods and as of the dates indicated, summary financial and operating data of Teekay Offshore Partners L.P. and its subsidiaries as at and for each of the fiscal years ended December 31, 2007 through 2011. The selected historical financial and operating data as at and for each of the fiscal years ended December 31, 2007 through 2011 are derived from our audited consolidated financial statements.

In July 2007, we acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, we acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its seven-year fixed-rate time charter. In June 2008, we acquired from Teekay Corporation its interests in two 2008-built Aframax-class lightering tankers, the SPT Explorer and the SPT Navigator. This acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under the 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years). In September 2009, we acquired from Teekay Corporation its interest in an FPSO unit, the Petrojarl Varg, along with its operations and charter contracts. In April 2010, we acquired from Teekay Corporation an FSO unit, the Falcon Spirit, together with its charter contract. In October 2010, we acquired from Teekay Corporation the Cidade de Rio das Ostras (or Rio das Ostras) FPSO unit, along with its operations and charter contracts. In October 2010, we also acquired from Teekay Corporation a newbuilding shuttle tanker, the Amundsen Spirit, on charter to Statoil. In October 2011, we acquired a newbuilding shuttle tanker, the Scott Spirit, from Teekay Corporation.

These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect these vessels and the results of operations of the vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on October 1, 2006 (Petrojarl Varg), April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg), March 15, 1998 (Dampier Spirit), January 7, 2008 (SPT Explorer), March 28, 2008 (SPT Navigator), April 1, 2008 (Rio das Ostras), December 15, 2009 (Falcon Spirit), July 30, 2010 (Amundsen Spirit) and July 22, 2011 (Scott Spirit). Please read Item 18 – Financial Statements: Note 2 – Dropdown Predecessor.

On October 1, 2010, we agreed to acquire Teekay Corporation’s interests in two entities, which each own a newbuilding shuttle tanker, the Nansen Spirit and the Peary Spirit. We acquired the Nansen Spirit on December 10, 2010 and the Peary Spirit on August 2, 2011. As these entities were considered variable interest entities prior to their acquisition by us, our consolidated financial statements reflect the financial position, results of operations and cash flows of the Peary Spirit from October 1, 2010 to August 2, 2011, and the Nansen Spirit from October 1, 2010 to December 10, 2010, the dates the Peary Spirit and the Nansen Spirit were acquired by us from Teekay Corporation. Subsequent to our acquisition of the entities which own these two vessels, these entities continue to be consolidated in our results as we hold voting control.

The following tables should be read together with, and are qualified in their entirety by reference to, (a) Item 5: Operating and Financial Review and Prospects, included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for each of the fiscal years ended December 31, 2009 through 2011.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of US dollars, except per unit, unit and fleet data)
Income Statement Data:
Revenues	$878,656	$1,003,561	$871,112	$900,546	$949,061
Operating expenses:
Voyage expenses (1)	151,637	225,029	111,026	125,101	125,452
Vessel operating expenses (2) (10)	191,363	252,059	260,977	268,876	292,175
Time-charter hire expense	150,463	132,234	117,202	89,795	74,478
Depreciation and amortization	142,029	168,396	181,176	190,341	187,710
General and administrative (10)	66,318	68,506	61,761	63,214	73,529
Goodwill impairment charge	—	149,129	—	—	—
Write down of vessels	—	—	—	9,441	91,108
Restructuring charge	—	—	5,008	119	3,924

Total operating expenses	701,810	995,353	737,150	746,887	848,376

Income from vessel operations	176,846	8,208	133,962	153,659	100,685
Interest expense	(111,120)	(93,381)	(50,798)	(37,411)	(36,897)
Interest income	6,062	4,208	1,239	842	659
Realized and unrealized (losses) gains on derivative instruments	(46,542)	(193,345)	51,944	(55,666)	(159,744)
Foreign currency exchange (loss) gain (3)	(9,760)	9,841	(11,242)	911	1,499
Other income—net	10,398	11,830	9,489	6,810	3,606
Income tax (expense) recovery	(1,481)	62,090	(13,792)	9,718	(6,679)

Net income (loss)	$24,403	$(190,549)	$120,802	$78,863	$(96,871)

Non-controlling interest in net income (loss)	$37,573	$10,489	$57,490	$37,378	$22,454
Dropdown Predecessor’s interest in net income (loss)	(15,828)	(182,071)	(419)	(16,685)	(15,075)
General partner’s interest in net income (loss)	733	8,918	2,523	4,359	4,396
Limited partners’ interest:
Net income (loss)	1,925	(27,885)	61,208	53,811	(108,646)
Net income (loss) per:
Common unit (basic and diluted) (4)	0.13	(0.65)	1.85	1.22	(1.74)
Subordinated unit (basic and diluted) (4)	0.13	(0.92)	1.80	—	—
Total unit (basic and diluted) (4)	0.13	(0.76)	1.84	1.22	(1.74)
Cash distributions declared per unit	1.14	1.65	1.80	1.88	1.98

Balance Sheet Data (at end of year):
Cash and marketable securities	$128,860	$138,621	$109,407	$166,483	$179,934
Vessels and equipment (5)	1,927,169	2,244,100	2,120,688	2,299,507	2,585,586
Total assets	2,560,360	2,755,147	2,651,069	2,842,626	3,144,729
Total debt	1,744,369	2,096,105	2,045,055	1,717,140	2,029,076
Non-controlling interest (11)	414,003	201,383	219,692	212,601	78,929
Dropdown Predecessor’s equity	93,245	(33,353)	(61,174)	—	—
Total partners’ equity	77,108	117,910	213,065	556,828	444,665
Accumulated other comprehensive income (loss)	45	(22,581)	(712)	745	(554)
Common units outstanding (4)	9,800,000	15,461,202	23,476,438	44,278,158	62,362,072
Subordinated units outstanding (4)	9,800,000	9,800,000	9,800,000	—	—

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$149,197	$198,319	$162,361	$286,585	$254,162
Financing activities	(129,705)	123,188	(200,360)	(211,600)	35,318
Investing activities	(14,704)	(311,746)	8,785	(17,909)	(276,029)

Other Financial Data:
Net revenues (6)	$727,019	$778,532	$760,086	$775,445	$823,609
EBITDA (7)	272,971	4,930	365,329	296,055	133,756
Adjusted EBITDA (7)	321,341	330,305	312,141	363,009	390,969
Expenditures for vessels and equipment (8)	31,228	73,587	13,681	39,759	148,796
Expenditures for dry docking (8)	49,053	29,075	41,864	23,637	26,407
Fleet data:
Average number of shuttle tankers (9)	36.9	36.7	35.9	35.2	36.5
Average number of conventional tankers (9)	9.3	10.7	11.0	11.0	10.6
Average number of FSO units (9)	4.7	5.0	5.0	6.0	5.2
Average number of FPSO Units (9)	1.0	1.8	2.0	2.0	2.1

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(3)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting principles, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates, deferred income taxes and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the period. Starting in November 2010, foreign currency exchange gains and losses includes realized and unrealized gains and losses on the cross currency swap.

(4)	Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.
(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation and (b) advances on newbuildings.
(6)	Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters, the charterer typically pays the voyage expenses, which are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees and commissions, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to the customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the “net revenues” are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net revenues with revenues.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of US dollars)
Revenues	878,656	1,003,561	871,112	900,546	949,061
Voyage expenses	151,637	225,029	111,026	125,101	125,452

Net revenues	727,019	778,532	760,086	775,445	823,609

(7)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, foreign exchange (gain) loss, writedown of vessels goodwill impairment charge, amortization of in-process revenue contracts, unrealized gains (losses) on derivative instruments and realized (gains) losses on interest rate swaps and our cross currency swap. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•	Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of the fundamental performance of us from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common units.

•	Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from the existing capitalization of us and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA and Adjusted EBITDA provide a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to unitholders. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess our fundamental ability to generate cash sufficient to meet cash needs, including distributions on our common units.

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

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of US dollars)
Reconciliation of EBITDA and Adjusted EBITDA to Net Income
Net (loss) income	$24,403	$(190,549)	$120,802	$78,863	$(96,871)
Depreciation and amortization	142,029	168,396	181,176	190,341	187,710
Interest expense, net	105,058	89,173	49,559	36,569	36,238
Income taxes expense (recovery)	1,481	(62,090)	13,792	(9,718)	6,679

EBITDA	$272,971	$4,930	$365,329	$296,055	$133,756

Unrealized (gains) losses on derivative instruments	55,446	175,456	(113,570)	5,618	107,860
Realized (gains) losses on interest rate swaps	(6,379)	21,470	51,084	49,224	58,475
Restructuring charges	—	—	5,008	119	3,924
Foreign exchange (gain) loss(i)	9,760	(9,841)	11,242	3,123	(3,080)
Write down of vessels	—	—	—	9,441	91,108
Goodwill impairment charge	—	149,129	—	—	—
Amortization of in-process revenue contracts	(10,457)	(10,839)	(6,952)	(571)	(1,074)

Adjusted EBITDA	$321,341	$330,305	$312,141	$363,009	$390,969

Reconciliation of Adjusted EBITDA to Net operating cash flow
Net operating cash flow	$149,197	$198,319	$162,361	$286,585	$254,162
Expenditures for dry docking	49,053	29,075	41,864	23,637	26,407
Interest expense, net of interest income	105,058	89,173	49,559	36,569	36,238
Current income taxes	—	1,006	5,583	6,038	7,293
Realized (gains) losses on interest rate swaps	(6,379)	21,470	51,084	49,224	58,475
Change in working capital	24,871	(6,987)	(8,931)	(34,464)	11,296
Restructuring charges	—	—	5,008	119	3,924
Other, net	(459)	(1,751)	5,613	(4,699)	(6,826)

Adjusted EBITDA	$321,341	$330,305	$312,141	$363,009	$390,969

(i)	Foreign exchange loss (gain) excludes the unrealized loss of $1.6 million (2010—gain of $4.0 million) on the cross currency swap, which is incorporated in unrealized (gains) losses on derivative instruments in the table.
(8)	Expenditures for dry docking is disclosed on a cash basis. Expenditures for vessels and equipment excludes non-cash investing activities. Please read Item 18 – Financial Statements: Note 16—Supplemental Cash Flow Information.
(9)	Average number of vessels consists of the average number of owned and chartered-in vessels that were in our possession during a period, including the Dropdown Predecessor.
(10)	Vessel operating expenses and general and administrative expenses include unrealized gains (losses) on derivative instruments. Please read Item 18 – Financial Statements: Note 13 – Derivative Instruments.
(11)	Non-controlling interest includes redeemable non-controlling interest. Please read Item 18 – Financial Statements: Note 15 (a) – Commitments and Contingencies.

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

•	the price and level of production of, and demand for, crude oil, particularly the level of production at the offshore oil fields our subsidiaries service under contracts of affreightment;

•	the level of their operating costs, such as the cost of crews and insurance;

•	the number of off-hire days for their vessels and the timing of, and number of days required for, dry docking of vessels;

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

The source of our earnings and cash flow includes cash distributions from our subsidiaries. Therefore, the amount of distributions we are able to make to our unitholders will fluctuate based on the level of distributions made to us by our subsidiaries. Our subsidiaries may not make quarterly distributions at a level that will permit us to maintain or increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if our subsidiaries increase or decrease distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by our subsidiaries to us.

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

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

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

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. We intend to continue to expand our fleet, which would increase the level of our maintenance capital expenditures. Maintenance capital expenditures include capital expenditures associated with dry docking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	increases in fleet size or the cost of replacement vessels;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

In addition, actual maintenance capital expenditures vary significantly from quarter to quarter based on the number of vessels dry docked during that quarter. Significant maintenance capital expenditures reduce the amount of cash that we have available for distribution to our unitholders.

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

Currently, the total delivered cost for a shuttle tanker is approximately $65 to $150 million, the cost of converting an existing tanker to an FSO unit is approximately $30 to $100 million and an FPSO unit is approximately $100 million to $2 billion, although actual costs vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

We and Teekay Corporation regularly evaluate and pursue opportunities to provide marine transportation services and offshore oil production and storage services for new or expanding offshore projects. Under an omnibus agreement that we have entered into in connection with our initial public offering, Teekay Corporation is required to offer to us, within 365 days of their deliveries, certain shuttle tankers, FSO units and FPSO units Teekay Corporation may acquire or has acquired, including certain vessels of Teekay Corporation’s subsidiary Teekay Petrojarl AS (or Teekay Petrojarl). Neither we nor Teekay Corporation may be awarded charters or contracts of affreightment relating to any of the projects we pursue or it pursues, and we may choose not to purchase the vessels Teekay Corporation is required to offer to us under the omnibus agreement. If we elect pursuant to the omnibus agreement to obtain Teekay Corporation’s interests in any projects Teekay Corporation may be awarded, or if we bid on and are awarded contracts relating to any offshore project, we will need to incur significant capital expenditures to buy Teekay Corporation’s interest in these offshore projects or to build the offshore units.

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

If we are awarded contracts for additional offshore projects or otherwise acquire additional vessels or businesses, our consolidated debt may significantly increase. As at December 31, 2011, our total debt was $2,029.1 million and we had the ability to borrow an additional $22.3 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities. Our level of debt could have important consequences to us, including:

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

Five revolving credit facilities are guaranteed by us and certain of our subsidiaries for all outstanding amounts and contain covenants that require us to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of $75.0 million and 5.0% of the our consolidated debt. We also have a revolving credit facility of which Teekay Corporation guarantees $65.0 million of the final repayment. In addition to our covenants described above, Teekay Corporation is also required to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. Our remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 34 of our vessels, together with other related security. The ability of Teekay Corporation or us to comply with covenants and restrictions contained in debt instruments may be affected by events beyond their or our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. Neither Teekay Corporation nor we might have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. We have one facility that requires us to maintain vessel value to outstanding loan principal balance ratio of 105%. At December 31, 2011 we were in compliance with this requirement.

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

We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Petrobras Transporte S.A., Statoil ASA, Teekay Corporation, and Talisman Energy Inc accounted for approximately 22%, 22%, 18%, and 12%, and 20%, 26%, 16%, and 12%, respectively, of consolidated revenues from continuing operations during 2011 and 2010, respectively. Statoil ASA, Petrobras Transporte S.A., Teekay Corporation, and Talisman Energy Inc accounted for approximately 19%, 28%, 17%, and 12%, respectively, of consolidated revenues from continuing operations during 2009. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods.

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

Our ability to compete for offshore oil marine transportation, processing and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Corporation and its reputation and relationships in the shipping industry. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm the ability of us or other subsidiaries to:

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

A portion of our shuttle tankers operate under contracts of affreightment. Payments under these contracts of affreightment are based upon the volume of oil transported, which depends upon the level of oil production at the fields we service under the contracts. Payments made to us under FPSO operations contracts are partially based on an incentive component, which is determined by the volume of oil produced. Oil production levels are affected by several factors, all of which are beyond our control, including: geologic factors, including general declines in production that occur naturally over time; mechanical failure or operator error; the rate of technical developments in extracting oil and related infrastructure and implementation costs; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; strikes, employee lockouts or other labor unrest; and regulatory changes. In addition, the volume of oil produced may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills or otherwise.

The rate of oil production at fields we service may decline from existing or future levels. If such a reduction occurs, the spot market rates in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment. We may receive a reduced or no incentive payment under the Petrojarl Varg operations contract or Talisman Energy Norge AS (or Talisman Energy) may terminate the Petrojarl Varg operations contract if the Varg field does not yield sufficient revenues. Low spot market rates for the shuttle tankers or any idle time prior to the commencement of a new contract or our inability to redeploy any of our FPSO units at an acceptable rate may have an adverse effect on our business and operating results.

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

Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is one of our primary existing offshore oil markets, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the second and third quarters in this region compared with production in the first and fourth quarters. Because a portion of our North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of these shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When we redeploy affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for the North Sea shuttle tanker operations may be negatively affected as the rates in the conventional oil tanker markets at times may be lower than contract of affreightment rates. In addition, we seek to coordinate some of the general dry-docking schedule of our fleet with this seasonality, which may result in lower revenues and increased dry-docking expenses during the summer months.

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

We expect substantial competition for providing services for potential shuttle tanker, FSO and FPSO projects from a number of experienced companies, including state-sponsored entities. Our Aframax conventional tanker business also faces substantial competition from major oil companies, independent owners and operators and other sized tankers. Many of our competitors have significantly greater financial resources than do we, or Teekay Corporation, which also may compete with us. We anticipate that an increasing number of marine transportation companies — including many with strong reputations and extensive resources and experience — will enter the FSO and FPSO sectors. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

Our ability to recharter our conventional oil tankers following expiration of existing time-charter contracts and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. There also exists some volatility in charter rates for shuttle tankers and FSO and FPSO units.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for shuttle tankers, conventional oil tankers, FSO and FPSO units can fluctuate substantially over time due to a number of different factors, including:

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

Vessel values may decline from existing levels, and vessel values in particular have declined over the past few years. If operation of a vessel is not profitable, or if we cannot re-deploy a vessel at attractive rates upon termination of its contract, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.

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

Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.

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

Terrorist attacks, piracy and the current conflicts in the Middle East, and other current and future conflicts, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. In recent years, the frequency and severity of piracy incidents has significantly increased, particularly in the Gulf of Aden and Indian Ocean. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations. We may experience operational problems with vessels that reduce revenue and increase costs.

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Please see Item 4 Information on the Partnership – B. Business Overview – Regulations for important information on these regulations, including potential impacts on us.

Exposure to currency exchange rate fluctuations results in fluctuations in cash flows and operating results.

We currently are paid partly in Norwegian Kroner under some of our time charters and contracts of affreightment. In addition, we and our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us administrative services and to our operating subsidiaries managerial, operational and administrative services. Under the services agreements, the applicable subsidiaries of Teekay Corporation are paid in U.S. dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroner. Fluctuating exchange rates may result in increased payments by us under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds.

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

Teekay Corporation and its affiliates may engage in competition with us. Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation, Teekay LNG Partners L.P. (NYSE: TGP) and their respective controlled affiliates (other than us and our subsidiaries) generally have agreed not to engage in, acquire or invest in any business that owns, operates or charters (a) dynamically-positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less than three years, excluding extension options), (b) FSO units or (c) FPSO units (collectively offshore vessels) without the consent of our general partner. The omnibus agreement, however, allows Teekay Corporation, Teekay LNG Partners L.P. and any of such controlled affiliates to:

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

•	provide ship management services relating to owning, operating or chartering offshore vessels and related time charters and contracts of affreightment; or

•	own a limited partner interest in Teekay Offshore Operating L.P. (or OPCO) or own shares of Teekay Petrojarl.

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

As at March 1, 2012, Teekay Corporation indirectly owns the 2.0% general partner interest and a 31.03% limited partner interest in us and controls our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our general partner are directors or officers of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

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

Tax Risks

In addition to the following risk factors, you should read Item 4E – Taxation of the Partnership and Item 10 – Taxation for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Common Units.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A non.-U.S. entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for U.S. federal income tax purposes if at least 75.0 percent of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0 percent of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year, U.S. unitholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. unitholders make certain elections available under the Code, such unitholders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common units, as if such distribution or gain had been recognized ratably over the unitholder’s holding period. Please read Item 10 – Additional Information: Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.

The preferential tax rates applicable to qualified dividend income are temporary, and the absence of legislation extending the term would cause our dividends to be taxed at ordinary graduated tax rates.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual unitholders (and certain other U.S. unitholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. taxpayers in taxable years beginning after December 31, 2012 will be taxed at ordinary graduated tax rates. Please read Item 10 – Additional Information: Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions.

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

Item 4. Information on the Partnership

A. Overview, History and Development

Overview and History

We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We plan to leverage the expertise, relationships and reputation of Teekay Corporation and our controlled affiliates to pursue growth opportunities in this market. As of March 1, 2012, Teekay Corporation, which owns and controls our general partner, owned 31.66% of the limited partner interest in us.

On September 10, 2009, we acquired from Teekay Corporation the FPSO unit, the Petrojarl Varg, for a purchase price of $320 million. The Petrojarl Varg has operations and charter contracts with Talisman Energy Norge AS (or Talisman Energy). FPSO units receive and process oil offshore, in addition to providing storage and offloading capabilities.

On April 1, 2010, we acquired from Teekay Corporation the FSO unit, the Falcon Spirit, together with its time-charter contract, for $44.1 million. The Falcon Spirit is chartered to Occidental Qatar Energy Company LLC, a subsidiary of Occidental Petroleum of Qatar Ltd.

On October 1, 2010, we acquired from Teekay Corporation the Rio Das Ostras FPSO unit, which is on a long-term charter with Petroleo Brasileiro SA (or Petrobras), for a purchase price of $157.7 million, plus working capital of $12.4 million. In addition, we acquired from Teekay Corporation on October 1, 2010, December 10, 2010, August 2, 2011 and October 1, 2011, respectively, four newbuilding shuttle tankers, the Amundsen Spirit for $128.0 million, the Nansen Spirit for $126.3 million, the Peary Spirit for $134.5 million and the Scott Spirit for $116.0 million.

On November 30, 2011 we acquired a 100% interest in the Piranema Spirit FPSO unit from Sevan Marine ASA (or Sevan), which is on a long-term charter with Petrobras, for a purchase price of $164.3 million.

Please see Item 5. Operating and Financial Review and Prospects – Management Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments for additional acquisitions and developments.

As of December 31, 2011, our fleet consisted of:

•

Shuttle Tankers. Our shuttle tanker fleet consists of 40 vessels (including four newbuildings) that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 40 shuttle tankers, six are held through 50% owned subsidiaries, three through a 67% owned subsidiary and four are chartered-in by us, which the remainder are 100% owned by us. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. The average term of the contracts of affreightment, weighted based on vessel years, is 3.4 years. The time charters and bareboat charters have an average remaining contract term of approximately 4.2 years. As of December 31, 2011, our shuttle tanker fleet, including newbuildings on order, had a total cargo capacity of approximately 5.0 million deadweight tonnes (or dwt), represented more than 44% of the total tonnage of the world shuttle tanker fleet.

•

Conventional Tankers. We have a fleet of ten Aframax conventional crude oil tankers, six of which operate under fixed-rate time charters with Teekay Corporation, two which operate in the spot tanker market and two vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans. We have 100% ownership in all of these vessels. The average remaining term on these time charter and bareboat charter contracts is approximately 4.6 years. As of December 31, 2011, our conventional tankers had a total cargo capacity of approximately 1.0 million dwt.

•

FSO Units. We have a fleet of five FSO units, in which we have 100% ownership interests. All of the FSO units operate under fixed-rate contracts, with an average remaining term of approximately 3.8 years. As of December 31, 2011, our FSO units had a total cargo capacity of approximately 0.6 million dwt.

•

FPSO Units. We have three FPSO units, in which we have 100% ownership interests. These vessels operate under operations and charter contracts with major energy companies in the North Sea and Brazil. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. The FPSO contracts have an average remaining term of approximately 5.0 years. As of December 31, 2011, our FPSO units had a total production capacity of approximately 0.1 million barrels of oil per day.

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

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Please see Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Potential Additional Shuttle Tanker, FSO and FPSO Projects for possible future vessel acquisitions.

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

As of December 31, 2011, there were approximately 95 vessels in the world shuttle tanker fleet (including 28 newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Africa, Brazil, Canada, Russia and the US Gulf. As of December 31, 2011, we owned 36 shuttle tankers (including four newbuildings) and chartered-in an additional four shuttle tankers. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, Transpetro, Viken Shipping and J Lauritzen, which as of December 31, 2011 controlled small fleets of 3 to 22 shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.

The following tables provide additional information about our shuttle tankers as of December 31, 2011:

Vessel	Capacity (dwt)	Built	Ownership	Positioning system	Operating Region	Contract Type (1)		Remaining Term
							Charterer
Scott Spirit	106,000	2011	100%	DP2	North Sea	CoA	Chevron, Hess, Marathon Oil,
Peary Spirit	106,000	2011	100%	DP2	North Sea	CoA	ENI, Draugen
			In-chartered (until 2013)				Transport, BP,
Grena	148,500	2003	(3)	DP2	North Sea	CoA	ConocoPhillips, Total, Talisman,
Navion Oslo	100,300	2001	100%	DP2	North Sea	CoA	Nexen, MTDA and PetroCanada (5).
Navion Hispania	126,200	1999	100%	DP2	North Sea	CoA	Majority of volumes are life-of-field
Navion Britannia (2)	124,200	1998	100%	DP2	North Sea	CoA
Navion Scandia	126,700	1998	100%	DP2	North Sea	CoA
Aberdeen	87,000	1996	In-chartered (until 2013)	DP	North Sea	CoA
Navion Europa (2)	130,300	1995	67%(4)	DP	North Sea	CoA
Randgrid (2)	124,500	1995	67%(4)	DP	North Sea	CoA
Navion Fennia (2) (11)	95,200	1992	100%	DP	North Sea	CoA
Amundsen Spirit	106,000	2010	100%	DP2	North Sea	Time charter	Statoil (7)
Nansen Spirit	106,000	2010	100%	DP2	North Sea	Time charter	Statoil (7)
Navion Oceania	126,300	1999	100%	DP2	North Sea	Time charter	Statoil (7) (12)
Sallie Knutsen	153,600	1999	In-chartered (until 2015)	DP2	North Sea	Time charter	Statoil (7)
Karen Knutsen	153,600	1999	In-chartered (until 2013)	DP2	North Sea	Time charter	Statoil (7)
Navion Norvegia (2)	130,600	1995	67%(4)	DP	North Sea	Time charter	Statoil (7)
Stena Natalita	108,000	2001	50%(6)	DP2	North Sea	Time charter	ExxonMobil (12)	0.2 years
Navion Anglia	126,300	1999	100%	DP2	North Sea	Time charter	Petrobras	4 years
Stena Sirita	126,900	1999	50%(6)	DP2	North Sea	Time charter	ExxonMobil (8)	2 years
Navion Marita	103,900	1999	100%	DP	Brazil	Time charter	Petrobras	1 year
Stena Alexita (13)	127,000	1998	50%(6)	DP2	North Sea	Time charter	ExxonMobil (8)	1 year
Navion Svenita (13)	106,500	1997	100%	DP	Brazil	Time charter	Petrobras	1 year
Navion Clipper	78,200	1993	100%	DP	Brazil	Time charter	Petrobras	1 year
Navion Torinita (11)	106,800	1992	100%	DP2	North Sea	Time charter	Petrobras	0.3 years
Navion Savonita	108,100	1992	100%	DP	Brazil	Time charter	Petrobras	1 year
Basker Spirit (9)	97,000	1992	100%	DP	Australia
Navion Gothenburg	152,200	2006	50%(6)	DP2	Brazil	Bareboat	Petrobras (10)	9 years
Nordic Brasilia	151,300	2004	100%	DP	Brazil	Bareboat	Petrobras (10)	6 years
Nordic Rio	151,300	2004	50%(6)	DP	Brazil	Bareboat	Petrobras (10)	6 years
Navion Stavanger	148,700	2003	100%	DP2	Brazil	Bareboat	Petrobras (10)	8 years
Petroatlantic	92,900	2003	100%	DP2	North Sea	Bareboat	Teekay Corporation	1 year
Petronordic	92,900	2002	100%	DP2	North Sea	Bareboat	Teekay Corporation	1 year
Nordic Spirit	151,300	2001	100%	DP	Brazil	Bareboat	Petrobras (10)	6 years
Stena Spirit	151,300	2001	50%(6)	DP	Brazil	Bareboat	Petrobras (10)	7 years
Navion Bergen	105,600	2000	100%	DP2	Brazil	Bareboat	Petrobras (10)	8 years

Total capacity	4,337,200

(1)	“CoA” refers to contracts of affreightment.
(2)	The vessel is capable of loading from a submerged turret loading buoy.
(3)	We have options to extend the time charter or purchase the vessel.

(4)	Owned through a 67% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions.
(5)	Not all of the contracts of affreightment customers utilize every ship in the contract of affreightment fleet.
(6)	Owned through a 50% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions.
(7)	Under the terms of a Master Agreement with Statoil, the vessels are chartered under individual fixed-rate annually renewable time-charter contracts. The number of vessels may be adjusted annually based on the requirements of the fields serviced. It is expected that between one and five vessels will be required by Statoil annually ranging from one to fourteen years. The vessels currently on time charter to Statoil may be replaced by vessels currently servicing contracts of affreightment or other time-charter contracts.
(8)	Charterer has an option to extend the time charter.
(9)	The vessel was temporarily laid-up in July 2011 and is an FSO conversion candidate.
(10)	Charterer has the right to purchase the vessel at end of the bareboat charter.
(11)	The vessels will be 20 years old in 2012 and may no longer trade as shuttle tankers in the North Sea and Brazil after 2012. The vessels are FSO conversion candidates.
(12)	The vessels operate under contracts of affreightment from early 2012.
(13)	The Stena Alexita and Navion Svenita charterers exercised their options to extend the time-charter contracts to March 2014 and December 2014, respectively.

On the Norwegian continental shelf, regulations have been imposed on the operators of offshore fields related to vaporized crude oil that is formed and emitted during loading operations and which is commonly referred to as “VOC.” To assist the oil companies in their efforts to meet the regulations on VOC emissions from shuttle tankers, we and Teekay Corporation have played an active role in establishing a unique co-operation among all of the approximately 29 owners of offshore fields in the Norwegian sector. The purpose of the co-operation is to implement VOC recovery systems on selected shuttle tankers and to ensure a high degree of VOC recovery at a minimum cost followed by joint reporting to the authorities. Currently, there are 15 VOC plants installed aboard shuttle tankers operated or owned by us, 13 of which operate on the Norwegian continental shelf. The oil companies that participate in the co-operation have engaged us to undertake the day-to-day administration, technical follow-up and handling of payments through a dedicated clearing house function.

During 2011, approximately 58% of our net revenues were earned by the vessels in the shuttle tanker segment, compared to approximately 59% in 2010 and 59% in 2009. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.

Conventional Tanker Segment

Conventional oil tankers are used primarily for transcontinental seaborne transportation of oil. Conventional oil tankers are operated by both major oil companies (including state-owned companies) that generally operate captive fleets, and independent operators that charter out their vessels for voyage or time charter use. Most conventional oil tankers controlled by independent fleet operators are hired for one or a few voyages at a time at fluctuating market rates based on the existing tanker supply and demand. These charter rates are extremely sensitive to this balance of supply and demand, and small changes in tanker utilization have historically led to relatively large changes in short-term rates. Long-term, fixed-rate charters for crude oil transportation, such as those applicable to the majority of our conventional tanker fleet, are less typical in the industry. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers.

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

The majority of crude oil tankers ranges in size from approximately 80,000 to approximately 320,000 dwt. Aframax tankers are the mid-size of the various primary oil tanker types, typically sized from 80,000 to 120,000 dwt. As of December 31, 2011, the world Aframax tanker fleet consisted of approximately 890 vessels, of which 653 crude tankers and 237 coated tankers are termed conventional tankers. As of December 31, 2011, there were approximately 79 conventional Aframax newbuildings on order for delivery through 2014. Delivery of a vessel typically occurs within two to three years after ordering.

As of December 31, 2011, our Aframax conventional crude oil tankers had an average age of approximately 12.2 years, compared to the average age of 8.1 years for the world Aframax conventional tanker fleet. New Aframax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require double-hulled vessels to be phased out after 25 years. All of our Aframax tankers are double-hulled.

The shuttle tankers in our contract of affreightment fleet may operate in the conventional spot market during downtime or maintenance periods for oil field installations or otherwise, which provides greater capacity utilization for the fleet.

The following table provides additional information about our conventional tankers as of December 31, 2011:

Vessel	Capacity (dwt)	Built	Ownership	Contract Type	Charterer	Remaining Term
SPT Explorer (1)	106,000	2008	100%	Bareboat	Skaugen PT	6 years
SPT Navigator (1)	106,000	2008	100%	Bareboat	Skaugen PT	6 years
Kilimanjaro Spirit (2)	115,000	2004	100%	Time charter	Teekay Corporation	7 years
Fuji Spirit (2)	106,300	2003	100%	Time charter	Teekay Corporation	7 years
Hamane Spirit (2)(3)	105,200	1997	100%	Time charter	Teekay Corporation	4 years
Poul Spirit (2)	105,300	1995	100%	Time charter	Teekay Corporation	3 years
Gotland Spirit (2)	95,300	1995	100%	Time charter	Teekay Corporation	3 years
Torben Spirit (2)(3)	98,600	1994	100%	Time charter	Teekay Corporation	1 year
Leyte Spirit (4)	98,700	1992	100%	Spot
Luzon Spirit (4)	98,600	1992	100%	Spot

Total capacity	1,035,000

(1)	Charterer has options to extend each bareboat charter for periods of two years, two years and one year for a total of five years after the initial term.
(2)	Charterer has options to extend each time charter on an annual basis for a total of five years after the initial term. Charterer also has the right to purchase the vessel beginning on the third anniversary of the contract at a specified price.
(3)	Vessels are classified as held for sale on the December 31, 2011 consolidated balance sheet.
(4)	Vessels are trading in the spot market as from late 2011 and will be temporarily laid up in mid-2012. The vessels are FSO conversion candidates.

During 2011, approximately 13% of our net revenues were earned by the vessels in the conventional tanker segment, compared to approximately 12% in 2010 and 13% in 2009. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

FSO Segment

FSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity. An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and off-take systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive the cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. FSO units are usually conversions of older single-hull conventional oil tankers. These conversions, which include installation of a loading and off-take system and hull refurbishment, can generally extend the lifespan of a vessel as an FSO unit by up to 20 years over the normal conventional tanker lifespan of 25 years.

Our FSO units are generally placed on long-term, fixed-rate time charters or bareboat charters as an integrated part of the field development plan, which provides more stable cash flow to us.

As of December 31, 2011, there were approximately 98 FSO units operating and five FSO units on order in the world fleet, and we had five FSO units. The major markets for FSO units are Asia, the Middle East, West Africa, South America and the North Sea. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

The following table provides additional information about our FSO units as of December 31, 2011:

Vessel	Capacity (dwt)	Built	Ownership	Field name and location	Contract Type	Charterer	Remaining Term
Navion Saga (1)	149,000	1991	100%	Volve, Norway	Time charter	Statoil ASA	4 years
Pattani Spirit (2)	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay Corporation	2 years
Dampier Spirit (1)	106,700	1987	100%	Stag, Australia	Time charter	Apache	3 years
Falcon Spirit (1)	124,500	1986	100%	Al Rayyan, Qatar	Time charter	Occidental	5 years
Apollo Spirit (3)	129,000	1978	89%	Banff, U.K.	Bareboat	Teekay Corporation	5 years

Total capacity	623,000

(1)	Charterer has option to extend the time charter after the initial fixed period.
(2)	This vessel is on a back-to-back charter between Teekay Corporation and Unocol for a remaining term of 2.3 years.
(3)	Charterer is required to charter the vessel for as long as a specified FPSO unit, the Petrojarl Banff, produces the Banff field in the North Sea, which could extend to 2018 depending on the field operator.

During 2011, approximately 7% of our net revenues were earned by the vessels in the FSO segment, compared to 9% in 2010 and 8% in 2009. Please read Item  5 – Operating and Financial Review and Prospects: Results of Operations.

FPSO Segment

FPSO units are offshore production facilities that are ship-shaped or cylindrical-shaped and store processed crude oil in tanks located in the hull of the vessel. FPSO units are typically used as production facilities to develop marginal oil fields or deepwater areas remote from existing pipeline infrastructure. Of four major types of floating production systems, FPSO units are the most common type. Typically, the other types of floating production systems do not have significant storage and need to be connected into a pipeline system or use an FSO unit for storage. FPSO units are less weight-sensitive than other types of floating production systems and their extensive deck area provides flexibility in process plant layouts. In addition, the ability to utilize surplus or aging tanker hulls for conversion to an FPSO unit provides a relatively inexpensive solution compared to the new construction of other floating production systems. A majority of the cost of an FPSO comes from its top-side production equipment and thus FPSO units are expensive relative to conventional tankers. An FPSO unit carries on board all the necessary production and processing facilities normally associated with a fixed production platform. As the name suggests, FPSOs are not fixed permanently to the seabed but are designed to be moored at one location for long periods of time. In a typical FPSO unit installation, the untreated wellstream is brought to the surface via subsea equipment on the sea floor that is connected to the FPSO unit by flexible flow lines called risers. The risers carry oil, gas and water from the ocean floor to the vessel, which processes it on board. The resulting crude oil is stored in the hull of the vessel and subsequently transferred to tankers either via a buoy or tandem loading system for transport to shore.

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 2011, there were approximately 160 FPSO units operating and 40 FPSO units on order in the world fleet. At December 31, 2011, we owned three FPSO units. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. The major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, Bluewater, Bumi Armada and Maersk FPSOs.

The following table provides additional information about our FPSO units as of December 31, 2011:

Vessel	Production Capacity (bbl/day)	Built	Ownership	Field name and location	Customer	Remaining Term
Petrojarl Cidade de Rio das Ostras(1)	25,000	2008	100%	Aruana, Brazil	Petrobras	7 years
Piranema Spirit	30,000	2007	100%	Piranema, Brazil	Petrobras	6 years

Petrojarl Varg	57,000	1998	100%	Varg, Norway	Talisman Energy	2 years

Total capacity	112,000

(1)	The Petrojarl Cidade de Rio das Ostras was converted to an FPSO unit in 2008. The original hull was built in 1981.

During 2011, approximately 21% of our net revenues were earned by our FPSO units, compared to approximately 20% in 2010 and 20% in 2009 (including the results of the Dropdown Predecessor). Please read Item  5 – Operating and Financial Review and Prospects: Results of Operations.

Business Strategies

Our primary business objective is to increase distributions per unit by executing the following strategies:

•

Expand global operations in high growth regions. We seek to expand our shuttle tanker and FSO unit operations into growing offshore markets such as Brazil and Australia. In addition, we intend to pursue opportunities in existing markets such as the North Sea.

•

Pursue opportunities in the FPSO sector. We believe that Teekay Corporation’s ownership of Teekay Petrojarl, a leading operator in the FPSO sector, will enable us to competitively pursue additional FPSO projects anywhere in the world by combining Teekay Petrojarl’s engineering and operational expertise with Teekay Corporation’s global marketing organization and extensive customer and shipyard relationships. We believe that Teekay Corporation’s (a) 2011 joint venture agreement with Odebretcht Oil & Gas S.A. (a member of the Odebretcht group) to jointly pursue FPSO projects in Brazil and (b) 2011 arrangement with Sevan by which Teekay Corporation will have access to FPSO projects Sevan develops in the future, will also expand our FPSO opportunities.

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

•

Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. Energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage Teekay Corporation’s operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

•

Manage our conventional tanker fleet to provide stable cash flows. We believe the fixed-rate time charters for these tankers will provide stable cash flows during their terms. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market, convert the vessel to an FSO unit or sell the vessel, in an effort to maximize returns on the conventional fleet while managing residual value risk.

Customers

We provide marine transportation and storage services to energy and oil service companies or their affiliates. Our most important customer measured by annual revenue excluding Teekay Corporation, is Petrobras Transporte S.A, which is Brazil’s largest company and the third largest energy company in the world.

Petrobras Transporte S.A., Statoil ASA, Teekay Corporation, and Talisman Energy Inc. accounted for approximately 22%, 22%, 18% and 12%, and 20%, 26%, 16% and 12% respectively, of our consolidated revenues during 2011 and 2010, respectively. Statoil ASA, Petrobras Transporte S.A., Teekay Corporation, and Talisman Energy Inc. accounted for approximately 19%, 28%, 17% and 12%, respectively, of our consolidated revenues during 2009.

Safety, Management of Ship Operations and Administration

Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels. In 2007, Teekay Corporation introduced a behavior-based safety program called “Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, Teekay Corporation introduced the Quality Assurance and Training Officers (or QATO) Program to conduct rigorous internal audits of our processes and provide our seafarers with on-board training. In 2010, Teekay Corporation introduced the “Operational Leadership” campaign to reinforce commitment to personal and operational safety.

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

Critical ship management functions that certain subsidiaries of Teekay Corporation provide to our operating subsidiaries through the Teekay Marine Management (or TMM) and Innovation, Technology and Projects (or ITP) divisions located in various offices around the world include:

•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance; and

•	financial management services.

These functions are supported by on-board and on-shore systems for maintenance, inventory, purchasing and budget management.

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

Teekay has achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Flag, Classification, Audits and Inspections

Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of IACS (International Association of Classification Societies ltd): DNV, Lloyd’s Register of Shipping or American Bureau of Shipping.

The applicable Classification Society certifies that the vessel’s design and build conforms to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory to. Class also verifies throughout the vessel’s life that she continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the Classification Society (under Authority of the Flag), in accordance to the Classification Society rules, which in the case of our vessels follows a comprehensive five year Special Survey cycle, renewed every fifth year. During each five year period the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry dock at five year intervals. In-water inspection is carried out during the second or third annual inspection (i.e. during an Intermediate Survey).

In addition to Class surveys, the vessel’s flag state also verifies the condition of the vessel during annual flag state inspections, either independently or by additional authorization to Class. Also, Port State Authorities of a vessel’s port of call are authorized under international conventions to undertake regular and spot checks of vessels visiting their jurisdiction.

Processes on board followed are audited by either the flag state or Classification Society acting on behalf of a flag state to ensure that they meet the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention (ISM Code). In our case, DNV as the certifying authority of our Safety Management System typically carries out this task. We also follow an internal process of internal audits undertaken at each office and vessel annually.

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out a minimum of two such inspections, which helps us to ensure that:

•	our vessels and operations adhere to our operating standards,

•

the structural integrity of the vessel is being maintained; for this we use a comprehensive “Structural Integrity Management System” we developed. The system closely monitors the condition of the hulls of our vessels to ensure that structural strength and integrity are maintained throughout a vessel’s life.

•	machinery and equipment is being maintained to give full reliability in service;

•	we are optimizing performance in terms of speed and fuel consumption; and

•	the vessel’s appearance will support our brand and meet customer expectations.

Our customers who often carry out vetting inspections under the SiRe Program (Ship inspection Report Program), which is a significant safety initiative introduced by OCIMF (Oil Companies International Marine Forum) to specifically address concerns about sub-standard shipping. The inspection results permit charterers to screen a vessel to ensure that it meets their general and specific risk-based shipping requirements.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater scrutiny, inspection and safety requirements on all vessels in the oil tanker markets and will accelerate the scrapping or phasing out of older vessels throughout these markets.

Overall we believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

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

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or Annex VI) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

In addition, the IMO has proposed that all tankers of the size we operate that are built starting in 2012 contain ballast water treatment systems, and that all other similarly sized tankers install treatment systems by their first intermediate or renewal survey after 2016. This convention has not yet been ratified, but when it becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

European Union (or EU)

Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled.

The EU has also adopted legislation (directive 2009/16/Econ Port State Control) that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years, after July 2003); creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The EU is also considering the adoption of criminal sanctions for certain pollution events, including improper cleaning of tanks.

Several regulatory requirements to use low sulphur fuel are in force or upcoming. The EU Directive 33/2005 (or the Directive) came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulphur content below 0.1% while berthed or anchored in an EU port. The California Air Resources Board will require vessels to burn fuel with 0.1% sulphur content or less within 24 nautical miles of California as of January 1, 2014. As of January 1, 2015, all vessels operating within Emissions Control Areas worldwide must comply with 0.1% sulphur requirements. Currently, the only grade of fuel meeting 0.1% sulphur content requirement is low sulphur marine gas oil (or LSMGO). Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulphur areas are able to comply with fuel requirements

North Sea and Brazil

Our shuttle tankers primarily operate in the North Sea and Brazil.

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

In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (or VOC equipment) on most shuttle tankers serving the Norwegian continental shelf. Oil companies bear the cost to install and operate the VOC equipment on board the shuttle tankers.

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

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our tankers are double-hulled.

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

Since 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. The EPA issued a revised Vessel General Permit in 2011, and has stated that it expects to take final action with respect to the revised Vessel General Permit to be issued by November 2012.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, the EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2011.

D. Properties

Other than our vessels and VOC plants mentioned above, we do not have any material property.

E. Taxation of the Partnership

United States Taxation

The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations promulgated thereunder (or Treasury Regulations), judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations.

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

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) will be considered to be 50.0 percent derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) will be considered to be 100.0 percent derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100.0 percent derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our current operations, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, as well as give rise to U.S. Source Domestic Transportation Income, all of which could be subject to U.S. federal income taxation, unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or 4.0 percent gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption), it meets one of three ownership tests described in the Section 883 Regulations (or the Ownership Test), and it meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements. However, we do not believe that we meet the Ownership Test and therefore we will not qualify for the Section 883 Exemption and our U.S. Source International Transportation Income will not be exempt from U.S. federal income taxation.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. U.S. Source Domestic Transportation Income generally is treated as Effectively Connected Income. However, none of our income has been, and we currently do not anticipate that any of our income will be, U.S. Source Domestic Transportation Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35.0 percent). In addition, if we earn income that is treated as Effectively Connected Income, a 30.0 percent branch profits tax imposed under Section 884 of the Code generally would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0 percent branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4.0 Percent Gross Basis Tax. For any year for which the Section 883 Exemption does not apply and the net basis tax and branch profits tax does not apply, we will be subject to a 4.0 percent U.S. federal income tax on U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2012, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income will be approximately $300,000 based on the amount of U.S. Source International Transportation Income we earned for 2011. The amount of such tax for which we are liable for any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Marshall Islands Taxation

Because we and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business or operations in the Republic of The Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by controlled affiliates to us are not subject to Marshall Islands taxation.

Other Taxation

We and our subsidiaries are subject to taxation in certain non- U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read Item 18 – Financial Statements: Note 14 – Income Taxes.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We operate shuttle tankers, floating storage and off-take (or FSO) units, floating production, storage and off-loading (or FPSO) units and conventional crude oil tankers. Our current fleet consists of 40 shuttle tankers (including four chartered-in vessels, and four committed newbuildings), three FPSO units, five FSO units and 10 conventional oil tankers, in which our interests range from 50% to 100%. Our growth strategy focuses on expanding our fleet of shuttle tankers and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring FPSO units, which produce and process oil offshore in addition to providing storage and offloading capabilities. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow.

SIGNIFICANT DEVELOPMENTS

In March 2011, we acquired Teekay Corporation’s remaining 49% limited partner interest in OPCO for a combination of $175 million in cash, (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition), and the issuance to Teekay Corporation of 7.6 million common units. In addition, our general partner made a proportionate capital contribution to maintain its 2% general partner interest.

In June 2011, we entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers (or the BG Shuttle Tankers), to be constructed by Samsung Heavy Industries for an estimated total delivered cost of approximately $466 million. Upon their scheduled delivery in mid to late 2013, the BG Shuttle Tankers will commence operations under ten-year, fixed-rate time-charter-out contracts. The contract with BG also includes certain extension options and vessel purchase options exercisable by the charterer.

In July 2011, we issued 0.7 million common units to an institutional investor in a private placement for net proceeds, including our general partner’s proportionate 2% capital contribution, of $20.4 million (including our general partner’s $0.4 million proportionate capital contribution). We used the proceeds from the issuance of common units to partially finance the shipyard installments for the BG Shuttle Tankers.

In August 2011, we acquired from Teekay Corporation a newbuilding shuttle tanker, the Peary Spirit, for a purchase price of $134.5 million. The purchase price was financed through the assumption of debt of $96.8 million and $37.7 million with cash.

In October 2011 we acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for approximately $116 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues secured during the two years following the acquisition.

In November 2011 we issued 7.1 million common units to a group of institutional investors for proceeds, including our general partner’s 2% proportionate capital contribution, of $173.4 million. We used the proceeds from the issuance of common units to finance the purchase from Sevan of the Piranema Spirit FPSO unit and to partially finance the shipyard installments for the BG Shuttle Tankers

In November 2011, we acquired a 100% interest in the Piranema Spirit FPSO unit from Sevan. The total purchase price of $164.3 million (including an adjustment for working capital) was paid in cash and was financed through the concurrent issuance of 7.1 million common units. The 2007-built Piranema Spirit FPSO unit is currently operating under a long-term charter to Petroleo Brasileiro S.A. (or Petrobras) on the Piranema field located offshore Brazil. The charter includes a firm contract period through March 2018, with up to 11 one-year extension options and includes cost escalation clauses.

In January 2012, we issued NOK 600 million in senior unsecured bonds that mature in January 2017 in the Norwegian bond market. The aggregate principal amount of the bonds is equivalent to approximately 100 million U.S. dollars and all interest and principal payments were swapped into U.S. dollars including fixing interest payments at 7.49%. The proceeds of the bonds were used for general corporate purposes.

In February 2012, we entered into a $130 million debt facility secured by the Piranema Spirit FPSO unit that matures in February 2017. The interest payments on the facility are based on LIBOR plus a margin of 3%. The principal repayments are identical quarterly payments with a final bullet payment in February 2017. The proceeds from the debt facility were used for general corporate purposes including repayment of existing credit facility debt.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We also may acquire other vessels that Teekay Corporation or third parties may offer us from time to time in the future.

Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation was obliged to offer us, prior to July 9, 2010, the Foinaven FPSO, an existing FPSO unit of Teekay Petrojarl. We agreed to waive Teekay Corporation’s obligation to offer the FPSO unit to us by July 9, 2010, however Teekay Corporation is obligated to offer the FPSO unit to us prior to July 9, 2012. The purchase price for the Foinaven FPSO unit would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to us.

In October, 2010, Teekay Corporation announced that it had signed a contract with Petrobras to provide an FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, to be named the Petrojarl Cidade de Itajai, which is currently under conversion from an existing Aframax tanker at Sembcorp Marine’s Jurong Shipyard in Singapore, for a total estimated cost of approximately $382 million. This new FPSO unit is scheduled to deliver in mid-2012, when it will commence operations under a nine-year, fixed-rate time-charter-out contract with Petrobras, with six additional one-year extension options exercisable by Petrobras. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO unit at Teekay Corporation’s fully built-up cost within 365 days after the commencement of the charter to Petrobras.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) to jointly pursue FPSO projects in Brazil. As part of the joint venture agreement, Odebrecht is a 50% partner in the Tiro Sidon FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities which, if awarded, may result in the future sale of additional FPSO units to us pursuant to the omnibus agreement.

In June 2011, Teekay Corporation entered into a new contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by a new FPSO unit to be constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO project at Teekay Corporation’s fully built-up cost within 365 days after the commencement of the charter, which is expected to occur during mid to late 2013.

In November 2011, Teekay Corporation acquired from Sevan the Hummingbird Spirit FPSO unit (which is currently operating under a short-term charter contract), and has agreed to acquire from Sevan the Voyageur Spirit FPSO unit upon the completion of certain upgrades that are currently expected to be completed in the fourth quarter of 2012. Both FPSO units are eligible to be acquired by us from Teekay Corporation under the omnibus agreement following commencement of charter contracts with a firm period of greater than three years in duration.

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

•	Bareboat charters, whereby customers charter vessels for a fixed period of time at rates that are generally fixed, but the customers operate the vessels with their own crews; and

•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Contract of Affreightment	Time Charter	Bareboat Charter	Voyage Charter (1)
Typical contract length	One year or more	One year or more	One year or more	Single voyage
Hire rate basis(2)	Typically daily	Daily	Daily	Varies
Voyage expenses(3)	We pay	Customer pays	Customer pays	We pay
Vessel operating expenses(3)	We pay	We pay	Customer pays	We pay
Off hire (4)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay

(1)	Under a consecutive voyage charter, the customer pays for idle time.
(2)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(3)	Defined below under “Important Financial and Operational Terms and Concepts.”
(4)	“Off hire” refers to the time a vessel is not available for service.

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

Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Time-Charter Hire Expenses. Time-charter hire expenses represent the cost to charter-in a vessel for a fixed period of time.

Income from Vessel Operations. To assist us in evaluating operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, realized and unrealized gains (losses) on non-designated derivative instruments, foreign currency exchange gains and losses and other income and losses.

Dry docking. We must periodically dry dock our shuttle tankers and conventional oil tankers for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. We may drydock FSO units if we desire to qualify them for shipping classification. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs incurred during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. We expense costs related to routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets, and for annual class survey costs on our FPSO units. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

Depreciation and Amortization. Depreciation and amortization expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels;

•	charges related to the amortization of dry-docking expenditures over the estimated useful life of the dry docking; and

•

charges related to the amortization of the fair value of contracts of affreightment where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period in which the asset is expected to contribute to future cash flows.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or dry dockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net revenues between periods.

Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. We use calendar-ship-days primarily to highlight changes in vessel operating expenses, time-charter hire expense and depreciation and amortization. Calendar-ship days are based on our owned and chartered-in fleet, including vessels owned by our 50% and 67% owned subsidiaries.

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

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In September 2009, we acquired from Teekay Corporation the Petrojarl Varg FPSO unit, together with its operations and charter contracts. In April 2010, we acquired from Teekay Corporation the Falcon Spirit FSO unit, together with its charter contract. In October 2010, we acquired from Teekay Corporation the Rio das Ostras FPSO unit and the Amundsen Spirit newbuilding shuttle tanker. In October 2011, we acquired from Teekay Corporation the Scott Spirit newbuilding shuttle tanker. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect the vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if we had acquired them when the vessels began operations under the ownership of Teekay Corporation on October 1, 2006, December 15, 2009, April 1, 2008, July 30, 2010 and July 22, 2011, respectively. Please read Item 18 – Financial Statements: Note 2 – Dropdown Predecessor.

•

The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•

Vessel operating and other costs are facing industry-wide cost pressures. The oil shipping industry and offshore services market continues to experience a global manpower shortage of qualified seafarers due to growth in the world fleet, which in turn has resulted in upward pressure on manning costs. Going forward we expect that there will be increases in crew compensation which will result in higher crewing costs as we keep pace with market conditions. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs are likely to occur.

•

Our financial results of operations are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes) are revalued and reported based on the prevailing exchange rate at the end of the period. We have entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Payments under the service agreements are adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.

•

Our net (loss) income is affected by fluctuations in the fair value of our derivatives instruments. Our interest rate swaps, cross currency swap and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of (loss) income as unrealized gains or losses on non-designated derivatives for interest rate swaps and some of our foreign currency forward contracts and in foreign exchange gains or losses for the cross currency swap. The changes in fair value do not affect our consolidated cash flows, liquidity or cash distributions to partners.

•

Our operations are seasonal and our financial results vary as a consequence of dry dockings. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. In addition, we generally do not earn revenue when our vessels are in scheduled and unscheduled dry docking. Ten vessels, including both conventional and shuttle, are scheduled for dry docking in 2012. From time to time, unscheduled dry dockings may cause additional fluctuations in our financial results.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the conventional tanker segment, the FSO segment and the FPSO segment, each of which are discussed below.

Results of Operations

Year Ended December 31, 2011 versus Year Ended December 31, 2010

Shuttle Tanker Segment

As at December 31, 2011, our shuttle tanker fleet consisted of 36 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 36 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and four were chartered-in, with the remainder owned 100% by us. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. We also have four newbuilding shuttle tankers on order which are to deliver mid to late 2013.

The following table presents our shuttle tanker segment’s operating results for 2011 and 2010, and compares its net revenues (which is a non-GAAP financial measure) for 2011 and 2010, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2011	2010	% Change
Revenues	573,296	559,547	2.5
Voyage expenses	95,864	104,460	(8.2)

Net revenues	477,432	455,087	4.9
Vessel operating expenses	161,890	143,766	12.6
Time-charter hire expense	74,478	89,795	(17.1)
Depreciation and amortization	115,637	111,157	4.0
General and administrative (1)	49,444	42,526	16.3
Write down of vessels	28,270	9,441	199.4
Restructuring charge	1,227	119	931.1

Income from vessel operations	46,486	58,283	(20.2)

Calendar-Ship-Days
Owned Vessels	11,308	10,411	8.6
Chartered-in Vessels	2,007	2,434	(17.5)

Total	13,315	12,845	3.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

We acquired the Scott Spirit and Amundsen Spirit newbuilding shuttle tankers from Teekay Corporation in October 2011 and October 2010, respectively. However, as a result of the inclusion of the Dropdown Predecessors, the Scott Spirit and Amundsen Spirit have been included for accounting purposes in our results as if they were acquired on July 22, 2011 and July 30, 2010, respectively, when the vessels began operations under the ownership of Teekay Corporation. For information about the Dropdown Predecessors, please read Note 2 to our Consolidated Financial Statements included in this report.

We consolidated the Nansen Spirit and Peary Spirit newbuilding shuttle tankers as variable interest entities in our consolidated financial statements from October 1, 2010 to December 10, 2010 and August 2, 2011, the dates on which we acquired Teekay Corporation’s 100% interests in the Nansen Spirit LLC and Peary Spirit LLC, respectively.

The average size of our owned shuttle tanker fleet increased in 2011 compared to 2010, primarily due to:

•

the purchase from Teekay Corporation of four newbuilding shuttle tankers, the Amundsen Spirit, the Nansen Spirit, the Peary Spirit and the Scott Spirit, in October 2010, December 2010, August 2011 and October 2011, respectively (or the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions); and

•	the acquisition of one previously chartered-in vessel in February 2010 by our majority owned subsidiary (or the 2010 Shuttle Tanker Acquisition).

The average size of our chartered-in shuttle tanker fleet decreased in 2011 from 2010, primarily due to:

•	the redelivery of two time-chartered-in vessels to their owners in February 2010 and November 2010, respectively;

•	the redelivery of one bareboat-in vessel to its owner in October 2011; and

•	the 2010 Shuttle Tanker Acquisition;

partially offset by

•	increased spot chartered-in vessels in 2011 as compared to 2010; and

•	less off-hire days in 2011 as compared to 2010.

Net Revenues. Net revenues increased for 2011 from 2010, primarily due to:

•	an increase of $38.5 million due to the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions;

•

an increase of $16.4 million due to an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain bareboat and time-charter-out contracts;

•

an increase of $1.8 million related to an increase in reimbursable bunker costs as provided for in amended terms in existing contracts during 2010, partially offset by higher bunker costs as compared to the same period last year; and

•	an increase of $0.7 million from short-term offshore projects in the North Sea in 2011, which require the use of shuttle tankers;

partially offset by

•

a decrease of $24.4 million due to fewer revenue days from our contract of affreightment shuttle fleet from the declining oil production at mature oil fields in the North Sea compounded by less opportunities from 2010 to trade this excess capacity in the conventional spot tanker market as a result of decreased demand for conventional crude transportation;

•	a decrease of $10.0 million due to the redelivery of one vessel to us in March 2011 upon termination of the time-charter-out contract; and

•	a decrease of $0.9 million due to more repair off-hire days in our time-chartered-out fleet in 2011 as compared to 2010.

Vessel Operating Expenses. Vessel operating expenses increased for 2011 from 2010, primarily due to:

•	an increase of $15.6 million due to the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions;

•	an increase of $6.5 million in crew and manning costs primarily from a planned increase in wages; and

•

an increase of $3.3 million due to an increase in costs related to services and spares and the number of vessels dry docked. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels dry docked;

partially offset by

•	a decrease of $3.5 million relating to the lay up of one of our vessels in July 2011;

•	a decrease of $1.1 million relating to the settlement of a claim with a customer in 2010;

•

a decrease of $1.1 million relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes; and

•	a decrease of $1.0 million relating to the redelivery of one of our bareboat-in vessels to its owner in October 2011.

Time-Charter Hire Expense. Time-charter hire expense decreased for 2011 from 2010, primarily due to:

•	a decrease of $13.5 million due to the redelivery of three time-chartered-in vessels to their owners in October 2011, February 2010 and November 2010;

•	a decrease of $2.3 million due to the 2010 Shuttle Tanker Acquisition; and

•	a decrease of $1.2 million due to lower rates in 2011 on certain contracts in the time-chartered-in fleet;

partially offset by

•	an increase of $1.2 million due to increased spot in-chartering during 2011; and

•	an increase of $0.5 million due to less off hire in the in-chartered fleet in 2011.

Depreciation and Amortization. Depreciation and amortization expense increased for 2011 from 2010, primarily due to the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions and the 2010 Shuttle Tanker Acquisition, partially offset by less depreciation on (a) dry-docking expenditures where there was a change in useful life in 2010 and (b) one of our shuttle tankers whose book value was written down in 2010.

Write down of Vessels. Write down of vessels was $28.3 million for the year ended December 31, 2011, resulting from the impairment of three older shuttle tankers, all of which will be 20-years old in 2012. We determined these vessels were impaired and wrote down the carrying values of these vessels to fair value, which is either the estimated sales price of the vessel or the estimated scrap value. We identified the following indicators of impairment: the age of the vessels, the requirements of operating in the North Sea, a change in the operating plans for certain vessels, escalating dry-dock costs, a continued decline in the fair market value of vessels, and a general decline in the future outlook for shipping and the global economy combined with delayed optimism on when the recovery may occur. Write down of vessels was $9.4 million for 2010, resulting from the impairment of a 1992-built shuttle tanker, the Basker Spirit. The charter contract of the vessel was terminated in early 2011. We wrote down the carrying value of the vessel to its estimated sales price.

Restructuring Charge. Restructuring charge was $1.2 million for 2011, resulting from the termination of the time-charter-out contract for the Basker Spirit. Restructuring charge was $0.1 million for 2010.

Conventional Tanker Segment

As at December 31, 2011, we owned 100% interests in ten Aframax conventional crude oil tankers, six of which operate under fixed-rate time charters with Teekay Corporation, two which operate in the spot tanker market as from December 2011, and two vessels, which have additional equipment for lightering, which operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture.

The following table presents our conventional tanker segment’s operating results for 2011and 2010, and compares its net revenues (which is a non-GAAP financial measure) for 2011 and 2010, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2011	2010	% Change
Revenues	139,198	114,850	21.2
Voyage expenses	28,200	19,753	42.8

Net revenues	110,998	95,097	16.7
Vessel operating expenses	23,099	23,739	(2.7)
Depreciation and amortization	22,568	27,522	(18.0)
General and administrative (1)	4,832	4,501	7.4
Write-down of vessels	54,069	—	100.0

Income from vessel operations	6,430	39,335	(83.7)

Calendar-Ship-Days
Owned Vessels	3,872	4,015	(3.6)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

The size of our conventional tanker fleet for 2011 decreased from 2010, due to the sale of the Scotia Spirit on August 11, 2011.

Net Revenues. Net revenues increased for 2011 from 2010, primarily due to:

•	an increase of $7.9 million due to a decrease in the number of off-hire days from scheduled dry dockings in 2011 compared to 2010; and

•	a net increase of $9.0 million in net bunker profits for 2011, due to an increase in bunker index prices compared to 2010, decreased off-hire days and lower bunker consumption due to higher idle days;

partially offset by

•	a net decrease of $1.6 million for 2011, due to the sale of the Scotia Spirit in August 2011.

Vessel Operating Expenses. Vessel operating expenses decreased for 2011 from 2010, primarily due to lower operating expenses of $0.8 million relating to the sale of the Scotia Spirit in August 2011.

Depreciation and Amortization. Depreciation and amortization expense decreased for 2011 from 2010 primarily due to an increase in residual values on certain of our vessels effective at the beginning of 2011, a decrease in dry-dock amortization expense due to fewer scheduled dry dockings in 2011, and the sale of the Scotia Spirit.

Write-down of Vessels. Write-down of vessels was $54.1 million for 2011. In the fourth quarter of 2011, we decided to sell the Hamane Spirit and the Torben Spirit in 2012 and to terminate their existing charter contracts concurrently with the sale. The carrying value of these vessels was written down to fair value, which is their estimated sales price. The associated termination fee will be earned when the vessel sales occur. In the third quarter of 2011, we determined it was appropriate to write-down two conventional tankers, the Luzon Spirit and Leyte Spirit, due to the expiration of their time-charter contracts in December 2011 and the weak tanker market, which has largely been caused by an over-supply of vessels relative to demand. The fair values of the Luzon Spirit and Leyte Spirit were calculated based on the estimated scrap value of the tankers. In August 2011, we terminated the Scotia Spirit’s time-charter contract and sold the vessel. In the second quarter of 2011, the value of the Scotia Spirit was written down to its estimated sales price.

FSO Segment

Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. We have 100% ownership interests in these units. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and decreases or increases, respectively, in vessel operating expenses.

The following table presents our FSO segment’s operating results for 2011 and 2010, and compares its net revenues (which is a non-GAAP financial measure) for 2011 and 2010, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2011	2010	% Change
Revenues	62,731	74,298	(15.6)
Voyage expenses	1,388	888	56.3

Net revenues	61,343	73,410	(16.4)
Vessel operating expenses	30,470	35,214	(13.5)
Depreciation and amortization	12,009	16,262	(26.2)
General and administrative (1)	3,779	3,799	(0.5)
Write down of vessels	8,769	—	—
Restructuring charge	2,697	—	—

Income from vessel operations	3,619	18,135	(80.0)

Calendar-Ship-Days
Owned Vessels	1,901	2,190	(13.2)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

We acquired the Falcon Spirit FSO unit from Teekay Corporation in April 2010. However, as a result of the inclusion of the Dropdown Predecessor, the Falcon Spirit has been included for accounting purposes in our results as if it was acquired on December 15, 2009, when the vessel began operations under the ownership of Teekay Corporation. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control.”

On March 18, 2011, we sold one of our FSO units, the Karratha Spirit, for proceeds of $5.1 million, resulting in a loss of $0.2 million.

Net Revenues. Net revenues decreased for 2011 from 2010, primarily due to:

•	a decrease of $11.7 million due to lower revenues related to the sale of the Karratha Spirit in March 2011;

•	a decrease of $4.2 million due to a lower charter rate on the Navion Saga in accordance with the charter contract that took effect in the second quarter of 2010; and

•	a decrease of $0.9 million due to a one-time reimbursement from a customer for certain crewing costs in 2010;

partially offset by

•	an increase of $3.5 million due to foreign currency exchange differences in 2011 as compared 2010; and

•	an increase of $1.1 million due to a higher charter rate on the Dampier Spirit in 2011 as compared to 2010.

Vessel Operating Expenses. Vessel operating expenses decreased for 2011 from 2010, primarily due to:

•	a decrease of $8.8 million related to the sale of the Karratha Spirit in March 2011;

partially offset by

•	an increase of $2.6 million due to the weakening of the U.S. Dollar against the Australian Dollar as compared to 2010; and

•	an increase of $1.8 million due to an increase in crew and manning costs in 2011 as compared to 2010 resulting primarily from a planned increase in wages.

Depreciation and amortization. Depreciation decreased for 2011 from 2010, primarily due to:

•

a decrease of $2.6 million as the costs relating to the conversion of the Navion Saga from a shuttle tanker to an FSO unit were fully depreciated at the end of the fixed term of its contract in April 2010; and

•	a decrease of $1.5 million related to the sale of the Karratha Spirit in March 2011.

Write down of vessels. Write down of vessels was $8.8 million for 2011. We determined the Navion Saga was impaired mainly due to escalating dry-dock costs and increased operating costs. We wrote down the carrying value of the vessel to fair value, which is its estimated sales price.

Restructuring charge. Restructuring charges for 2011 were incurred in connection with the termination of employment for certain of the crew members of the Karratha Spirit following the sale of the vessel in March 2011.

FPSO Segment

Our FPSO fleet consists of the Petrojarl Varg, the Rio das Ostras and the Piranema Spirit, all of which we own 100%. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results for 2011 and 2010, and also provides a summary of the calendar-ship-days for our FPSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2011	2010	% Change
Revenues	173,836	151,851	14.5
Vessel operating expenses	76,716	66,157	16.0
Depreciation and amortization	37,496	35,400	5.9
General and administrative (1)	15,474	12,388	24.9

Income from vessel operations	44,150	37,906	16.5

Calendar-Ship-Days
Owned Vessels	761	730	4.2

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).

We acquired the Piranema Spirit from Sevan Marine ASA on November 30, 2011.

We acquired the Rio das Ostras from Teekay Corporation on October 1, 2010. However, as a result of the inclusion of the Dropdown Predecessor, the Rio das Ostras has been included for accounting purposes in our results as if it was acquired on April 1, 2008, when it commenced operations. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control.”

Revenues. Revenues increased for 2011 from 2010, primarily due to:

•	an increase of $6.7 million for 2011 due to increased rates on the Rio das Ostras effective April 2011, concurrent with starting a new contract on the Aruana field off of Brazil;

•	an increase of $4.8 million relating to the acquisition of the Piranema Spirit;

•	an increase of $4.0 million for 2011 due to foreign currency exchange differences in 2011 as compared to 2010;

•	an increase of $3.5 million for 2011, relating to back-pay for services previously rendered to the charterer of the Rio das Ostras; and

•	an increase of $3.1 million for 2011 due to a planned maintenance shutdown for 13 days on the Petrojarl Varg in the third quarter of 2010.

Vessel Operating Expenses. Vessel operating expenses increased for 2011 from 2010, primarily due to:

•	an increase of $6.4 million for 2011 due to the weakening of the U.S. Dollar against the Norwegian Kroner compared to 2010;

•	an increase of $3.2 million for 2011 due to increased repairs on the Rio das Ostras while on yard stay and higher consumables and spares;

•	an increase of $3.1 million for 2011 due to planned crew and manning wage increases; and

•	an increase of $1.9 million for 2011 due to the acquisition of the Piranema Spirit;

partially offset by

•	a decrease of $3.9 million for 2011 due to a planned maintenance shutdown for 13 days on the Petrojarl Varg in the third quarter of 2010.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for 2011 from 2010, primarily due to capital upgrades on the Rio das Ostras for the Aruana field in the first quarter of 2011 and the acquisition of the Piranema Spirit in late 2011.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $73.5 million for 2011, from $63.2 million for 2010, mainly relating to an increase in management fees payable to subsidiaries of Teekay Corporation for services rendered to us due to increases in business development costs supporting our direct tenders, due to a success fee relating to the acquisition of the Piranema Spirit and a one-time management fee charged to us by Teekay Corporation associated with the portion of stock-based compensation grants of Teekay Corporation’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011, partially offset by an increase in realized and unrealized gains on foreign currency forward contracts that have been designated as hedges for accounting purposes.

Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $36.9 million for 2011, from $37.4 million for 2010, primarily due to:

•	a decrease of $4.8 million during 2011, mainly from lower debt balances relating to the Falcon Spirit FSO unit and the Rio das Ostras FPSO unit (including the Dropdown Predecessor);

•	a decrease of $4.6 million related to scheduled repayments and prepayments of debt during 2011 and 2010; and

•	a decrease of $0.2 million due to lower interest rates during 2011, compared to 2010;

partially offset by

•	an increase of $7.9 million from the issuance of the NOK 600 million senior unsecured bonds in November 2010;

•	an increase of $0.6 million mainly related to loan costs in 2011; and

•	an increase of $0.6 million from higher debt balances during 2011 relating to the Scott Spirit shuttle tanker.

Realized and Unrealized (Losses) Gains on Derivatives. Net realized and unrealized losses on non-designated derivatives were ($159.7) milllion for 2011, compared to ($55.7) million for 2010.

During 2011 and 2010, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.6 billion and $1.4 billion, respectively, with average fixed rates of approximately 4.3% for both years. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $58.5 million and $49.2 million, respectively, during 2011 and 2010 under the interest rate swap agreements.

As a result of significant decreases in long-term benchmark interest rates in 2011, we recognized unrealized losses of $100.3 million in 2011. Long-term benchmark interest rates declined in 2010, causing us to recognize unrealized losses of $10.4 million in 2010. Please see Item 5—Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gain on derivative instruments.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains were $1.5 million for 2011, compared to $0.9 million for 2010. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For 2011, foreign currency exchange losses and gains include a realized gain of $2.9 million (2010—$0.2 million) and an unrealized (loss) gain of ($1.6) million (2010—$4.0 million) on the cross currency swap relating to the Norwegian bond.

Income Tax Recovery (Expense). Income tax (expense) recovery was ($6.7) million for 2011, compared to $9.7 million for 2010. The increase to income tax expense was primarily due to taking a full valuation allowance against the deferred tax asset relating to Norwegian tax losses carried forward, partially offset by an increase in deferred income tax recovery relating to unrealized foreign exchange translation losses and a tax loss on the sale of a vessel.

Other Income. Other income was $3.6 million for 2011, compared to $6.8 million for 2010, which was primarily comprised of leasing income from our volatile organic compound (or VOC) equipment. The leasing income is decreasing as the contracts near completion.

Year Ended December 31, 2010 versus Year Ended December 31, 2009

Shuttle Tanker Segment

As at December 31, 2010, our shuttle tanker fleet consisted of 35 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 35 shuttle tankers, six were owned through 50% owned subsidiaries and three through a 67% owned subsidiary, and five were chartered-in by us.

The following table presents our shuttle tanker segment’s operating results for 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for 2010 and 2009, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change
Revenues	559,547	534,464	4.7
Voyage expenses	104,460	85,197	22.6

Net revenues	455,087	449,267	1.3
Vessel operating expenses	143,766	144,007	(0.2)
Time-charter hire expense	89,795	117,202	(23.4)
Depreciation and amortization	111,157	98,013	13.4
General and administrative (1)	42,526	40,552	4.9
Write down of vessel	9,441	—	100.0
Restructuring charge	119	4,734	(97.5)

Income from vessel operations	58,283	44,759	30.2

Calendar-Ship-Days
Owned Vessels	10,411	9,855	5.6
Chartered-in Vessels	2,434	3,262	(25.4)

Total	12,845	13,117	(2.1)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

The average size of our owned shuttle tanker fleet increased in 2010 compared to 2009, primarily due to:

•	the purchase of two newbuilding shuttle tankers, the Amundsen Spirit and the Nansen Spirit, in October 2010 and December 2010, respectively, (or the 2010 Newbuilding Shuttle Tanker Acquisitions), and

•	the acquisition of one previously chartered-in vessel in February 2010 by our majority owned subsidiary (or the 2010 Shuttle Tanker Acquisition).

The average size of our chartered-in shuttle tanker fleet decreased in 2010 compared to 2009, primarily due to:

•	the redelivery of four time-chartered-in vessels back to their owners in June 2009, November 2009, February 2010 and December 2010, respectively; and

•	the 2010 Shuttle Tanker Acquisition;

partially offset by

•	increased spot chartered-in vessels as compared to 2009; and

•	less off-hire days as compared to 2009.

Net Revenues. Net revenues increased for 2010 from 2009, primarily due to:

•

an increase of $17.5 million due to an increase in revenues in our time-chartered-out fleet from entering into new contracts during 2010 and an increase in rates as provided in certain contracts of affreightment, time-charter and bareboat contracts;

•	an increase of $4.6 million due to the 2010 Newbuilding Shuttle Tanker Acquisitions;

•

a net increase of $3.7 million due to a decrease in the number of off-hire days resulting from less scheduled dry dockings primarily in the time-chartered fleet, partially offset by higher unexpected repair off-hire days compared to 2009;

•

an increase of $2.7 million due to an increase in reimbursable bunker costs and a net decrease in non-reimbursable bunker costs resulting primarily from more revenue days in 2010, as compared to 2009, partially offset by higher bunker prices as compared to 2009;

•	an increase of $0.9 million from the recovery of certain taxes from a customer; and

•

a $0.8 million payment to us by one of our joint venture partners during 2010 as the number of dry-dock days for a vessel exceeded the maximum allowed under our agreement with this joint venture partner;

partially offset by

•

a net decrease of $16.5 million due to fewer revenue days from our shuttle tankers due to declining oil production at mature oil fields in the North Sea, a decrease in revenue days in the conventional spot market from decreased demand for conventional crude transportation, partially offset by an increase in project revenues;

•	a decrease of $6.3 million due to the redelivery of one time-chartered-in vessel in June 2009 upon completion of the time-charter-in agreement; and

•	a decrease of $1.5 million from the recovery of certain Norwegian environmental taxes from our customers in the Heidrun field in 2009.

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

•

a decrease of $2.2 million due to a decrease in the number of vessels dry docked, and costs related to services, spares and consumables during 2010. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, repair and maintenance costs will typically decrease in periods when there is a decrease in the number of vessels dry docked; and

•	a decrease of $2.0 million due to the redelivery of one time-chartered-in vessel in June 2009 as it completed its time-charter agreement;

partially offset by

•	an increase of $6.8 million due to the 2010 Shuttle Tanker Acquisition;

•	an increase of $4.2 million due to the 2010 Newbuilding Shuttle Tanker Acquisitions;

•	an increase of $2.3 million relating to repairs and maintenance performed in 2010 on certain vessels;

•	an increase of $1.6 million related to the timing of crew training activities; and

•	an increase of $0.5 million relating to port costs.

Time-Charter Hire Expense. Time-charter hire expense decreased for 2010 from 2009, primarily due to:

•	a decrease of $24.5 million primarily due to the redelivery of four time-chartered-in vessels to their owners in June 2009, November 2009, February 2010 and December 2010, and

•	a decrease of $12.6 million due to the 2010 Shuttle Tanker Acquisition;

partially offset by

•	an increase of $8.3 million due to increased spot in-chartering of vessels;

•	an increase of $0.7 million due to higher dry-docking amortization relating to one of our time-chartered-in vessels; and

•	an increase of $0.3 million due to less off hire in the time-chartered-in fleet.

Depreciation and Amortization. Depreciation and amortization expense increased for 2010 from 2009, primarily due to:

•

an increase of $10.0 million due to increased dry dockings in the second half of 2009 and the first half of 2010, a change in estimate of the useful life of certain capitalized dry-docking expenditures and adjustments to the carrying value of certain capitalized dry-docking expenditures;

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

Write down of Vessel. Write down of vessel was $9.4 million for the year ended December 31, 2010, resulting from the impairment of a 1992-built shuttle tanker, the Basker Spirit. The charter contract of the vessel was terminated in early 2011. We wrote down the carrying value of the vessel to its estimated sales price.

Restructuring Charge. Restructuring charge was $0.1 million for the year ended December 31, 2010. Restructuring charge was $4.7 million for the year ended December 31, 2009, resulting from the completion of the reflagging of seven of our vessels. Under this plan, we recorded restructuring charges of approximately $4.9 million in total since the plan began in 2009. The restructuring has resulted in a reduction in crewing costs for these vessels.

Conventional Tanker Segment

As at December 31, 2010, we owned 11 Aframax conventional crude oil tankers, nine of which operated under fixed-rate time charters with Teekay Corporation. The remaining two vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture.

The following table presents our conventional tanker segment’s operating results for 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for 2010 and 2009, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our conventional tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change
Revenues	114,850	124,659	(7.9)
Voyage expenses	19,753	24,494	(19.4)

Net revenues	95,097	100,165	(5.1)
Vessel operating expenses	23,739	24,153	(1.7)
Depreciation and amortization	27,522	24,042	14.5
General and administrative(1)	4,501	4,746	(5.2)
Restructuring charge	—	274	(100.0)

Income from vessel operations	39,335	46,950	(16.2)

Calendar-Ship-Days
Owned Vessels	4,015	4,015	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

Net Revenues. Net revenues decreased for 2010 from 2009, primarily due to:

•	a decrease of $7.7 million due to an increased number of off-hire days from scheduled dry dockings compared to 2009;

partially offset by

•	an increase of $2.2 million in net bunker revenues for 2010, mainly due to an increase in bunker index prices compared to 2009; and

•	an increase of $0.6 million from increases in the daily hire rates for all nine time-charter contracts with Teekay Corporation.

Vessel Operating Expenses. Vessel operating expenses decreased for 2010 from 2009, primarily due to:

•	a decrease of $0.5 million relating to lower repairs and maintenance costs compared to 2009; and

•	a decrease of $0.4 million from decreases in crew levels and transportation costs as a result of a vessel being managed by Teekay Corporation that had been managed previously by an external party;

partially offset by

•	an increase of $0.5 million due to an increase in the consumption and use of consumables, lube oil, and freight.

Depreciation and Amortization. Depreciation and amortization expenses increased for 2010 from 2009 primarily due to an increase of $3.4 million of amortization of capitalized dry-docking costs related to an increased number of scheduled dry dockings compared to 2009;

FSO Segment

As at December 31, 2010, our FSO fleet consisted of six vessels that operated under fixed-rate time charters or fixed-rate bareboat charters.

The following table presents our FSO segment’s operating results for 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for 2010 and 2009, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

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

Depreciation and amortization. Depreciation decreased by $5.6 million for 2010 from 2009, as the costs relating to the conversion of the Navion Saga from a shuttle tanker to an FSO unit were fully depreciated at the end of the fixed term of its contract in April 2010.

FPSO Segment

The following table presents our FPSO segment’s operating results for 2010 and 2009, and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

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

Realized and Unrealized (Losses) Gains on Derivatives. Net realized and unrealized (losses) gains on non-designated derivatives were ($55.7) million for 2010, compared to $51.9 million in 2009.

During 2010 and 2009, we had interest rate swap agreements with an aggregate average outstanding notional amounts of approximately $1.4 billion and $1.5 billion, respectively, with average fixed rates of approximately 4.3% and 4.0%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.6% and, as such, we incurred realized losses of $49.2 million and $51.1 million, respectively, during 2010 and 2009 under the interest rate swap agreements.

Long-term benchmark interest rates declined in 2010, causing us to recognize unrealized losses of $10.4 million in 2010. As a result of significant increases in long-term benchmark interest rates in 2009, we recognized unrealized gains of $102.7 million in 2009. Please see Item 5—Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gain on derivative instruments.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains (losses) were $0.9 million for 2010, compared to ($11.2) million for 2009. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the year ended December 31, 2010, foreign currency exchange losses and gains include a realized gain of $0.2 million (2009—nil) and an unrealized gain of $4.0 million (2009—nil) on the cross currency swap.

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

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, with original terms between three to ten years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures, are generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry-docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 8 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the ship-owning subsidiaries from; incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact our short-term liquidity requirements. As at December 31, 2011, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at December 31, 2011, our total cash and cash equivalents were $179.9 million, compared to $166.5 million at December 31, 2010. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $202.3 million as at December 31, 2011, compared to $557.6 million as at December 31, 2010. The decrease in liquidity of $355.3 million is primarily the result of the decrease of undrawn revolving credit lines of $368.7 million.

As at December 31, 2011 we had a working capital deficit of $80.5 million. The working capital deficit included $229.4 million relating to revolving credit facilities. The current portion of long-term debt increased due to the drawdown of revolving credit facilities in 2011, and a reduction in the maximum allowable amount outstanding under our revolving credit facilities in 2012 due to scheduled reductions. We expect to manage our working capital deficit primarily with net operating cash flow generated in 2012, with the NOK 600 million senior unsecured bonds issued on January 18, 2012, $130 million in available borrowing under the Piranema Spirit FPSO debt facility completed in February 2012 and new and existing undrawn revolving credit facilities and term loans.

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

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2011	2010	2009
Net cash flow from operating activities	254,162	286,585	162,361
Net cash flow from (used for) financing activities	35,318	(211,600)	(200,360)
Net cash flow (used for) from investing activities	(276,029)	(17,909)	8,785

Operating Cash Flows. Net cash flow from operating activities decreased to $254.2 million for 2011, from $286.6 million in 2010, due primarily to a net decrease in changes to non-cash working capital items of $45.8 million and an increase in operating expenses of $25.8 million, partially offset by increased net revenues of $47.7 million.

The $45.8 million decrease in the change in working capital from $34.5 million in 2010 to ($11.3) million for the year ended December 31, 2011 is primarily due to a $32.2 million decrease in the balance of payables and accruals at December 31, 2011 relative to the prior year end compared to an increase in the balance of payables and accruals in the prior year, mainly as a result of the Rio das Ostras’ upgrade initiated in late 2010 and completed in mid-2011 and higher advances received from our customers in 2010; a $27.0 million increase in the balance of accounts receivable at December 31, 2011 relative to the prior year end compared to a decrease in the balance of accounts receivable in the prior year, mainly as a result of more timely receipts from customers in the shuttle and FPSO fleet in 2010; and $11.8 million relating to changes in the balance of prepaid expenses mainly as a result of the level of bunker inventory held at year-end; partially offset by $25.3 million relating to timing the of intercompany settlements with related parties.

The $25.8 million increase in operating expenses from 2010 to 2011 is primarily due to the acquisitions of the Piranema Spirit, Scott Spirit and Peary Spirit in 2011 and the acquisitions of the Amundsen Spirit and Nansen Spirit in the fourth quarter of 2010, increases in crewing and manning costs, the weakening of the U.S. Dollar in 2011, and increased repairs on the Rio das Ostras while on yard-stay during 2011, partially offset by the sale of the Karratha Spirit, the lay-up of a shuttle tanker in 2011, and a planned maintenance shutdown for the Petrojarl Varg in 2010.

The $47.7 million increase in net revenues from 2010 to 2011 is primarily due to increased rates on the Rio das Ostras, the acquisitions of the Piranema Spirit and Peary Spirit in 2011 and the acquisitions of the Amundsen Spirit and Nansen Spirit in the fourth quarter of 2010, new contracts and increased rates in our time-chartered-out fleet, a decrease in the number of off-hire days related to dry dockings in the conventional tanker fleet, and the weakening of the U.S. Dollar in 2011, partially offset by the sale of the Karratha Spirit, fewer revenue days from our contract of affreightment shuttle fleet in 2011, and the redelivery of one shuttle tanker upon termination of the time-charter-out contract in 2011.

Net cash flow from operating activities increased to $286.6 million for 2010, from $162.4 million for 2009, due primarily to a decrease in time-charter hire expenses of $28.5 million, a net increase in changes to non-cash working capital items of $25.5 million, an increase in net revenues of $21.7 million, a decrease in dry-docking expenditures of $18.2 million and a decrease in net interest expense of $15.0 million.

The $25.5 million increase in the change in working capital from $8.9 million in 2009 to $34.5 million for, 2010 is primarily due to $42.5 million relating to a decrease in the balance of accounts receivable at December 31, 2010 relative to the prior year end compared to an increase in the balance of accounts receivable in the prior year, mainly as a result of more timely receipts from customers in the shuttle and FPSO fleet in 2010 and lower revenues from the contract of affreightment fleet in 2010; and $12.9 million relating to changes in the balance of prepaid expenses mainly as a result of the level of bunker inventory held at year-end; partially offset by $31.8 relating to timing of settlements with related parties.

The $21.7 million increase in net revenues is primarily due to an increase in the contract rate for the Petrojarl Varg, increased rates and number of revenue days from our shuttle tanker operations, and the acquisitions of Falcon Spirit, Rio das Ostras, Amundsen Spirit and Nansen Spirit, partially offset by the redelivery of one in-chartered vessel and an increase in the number of off-hire days related to dry dockings in the conventional tanker fleet.

Financing Cash Flows. During 2011 scheduled debt repayments and prepayments on debt totaled $236.3 million. Net proceeds from long-term debt of $457.5 million were used primarily to prepay long-term debt and to finance a portion of the acquisition of the Peary Spirit and the Scott Spirit from Teekay Corporation.

During 2010, scheduled debt repayments and prepayments on debt totaled $701.0 million. Net proceeds from long-term debt of $355.7 million were used primarily to prepay long-term debt and to finance a portion of the acquisition of the Falcon Spirit, Rio Das Ostras, Amundsen Spirit and the Nansen Spirit from Teekay Corporation.

During 2009, scheduled debt repayments and prepayments on debt totaled $473.1 million. Net proceeds from long-term debt of $279.6 million was used primarily towards the purchase of the Petrojarl Varg from Teekay Corporation, the repayment of $160 million in vendor financing to Teekay Corporation, and the $21.5 million repayment of joint venture partner advances.

On March 22, 2010, we completed a public offering of 5.1 million common units for net proceeds (including our general partner’s 2% capital contribution to maintain its interest in us) of $95.5 million. The net proceeds were used to repay the remaining $60.0 million of the Teekay Corporation vendor financing related to the acquisition of the Petrojarl Varg and to finance a portion of the acquisition of Teekay Corporation’s interest in the Falcon Spirit.

On August 20, 2010, we completed a public offering of 6.0 million common units for net proceeds of $130.8 million (including our general partner’s 2% proportionate capital contribution). We used the net proceeds from the equity offering to repay a portion of our outstanding debt under one of our revolving credit facilities.

On December 6, 2010, we completed a public offering of 6.4 million common units for net proceeds of $175.2 million (including our general partner’s 2% proportionate capital contribution). We used the net proceeds from the equity offering to repay a portion of our outstanding debt under one of our revolving credit facilities.

On March 8, 2011, we issued 7.6 million common units to Teekay Corporation as part of the consideration for our acquisition of the remaining 49% interest in Teekay Offshore Operating L.P. Our general partner made a 2% proportionate capital contribution to maintain its interest in us.

On July 7 2011, we issued 0.7 million common units to an institutional investor for net proceeds (including our general partner’s 2% proportionate capital contribution) of $20.4 million. We used the proceeds from the issuance of common units to partially finance the shipyard installments for the four Suezmax newbuilding shuttle tankers.

On November 30, 2011 the we issued 7.1 million common units to a group of institutional investors for proceeds (including our general partner’s 2% proportionate capital contribution) of $173.4 million. We used the proceeds from the issuance of common units to finance the purchase of the Piranema Spirit FPSO unit. As a result of the transaction, Teekay Corporation’s ownership of us was decreased from 36.51% to 33.03%, including the general partner’s 2% interest.

Cash distributions paid by our subsidiaries to non-controlling interest during 2011, 2010 and 2009 totaled $37.0 million, $77.2 million and $61.1 million respectively. Cash distributions paid by us to our unitholders and our general partner during 2011, 2010 and 2009 totaled $129.3 million, $85.1 million and $60.5 million, respectively. Subsequent to December 31, 2011, cash distributions relating to the fourth quarter of 2011 were declared and paid on February 14, 2012 and totaled $37.8 million. During April, 2012 we declared a cash distribution of $0.5125 per unit for the quarter ended March 31, 2012, an increase of $0.0125 per unit or 2.5 percent from the previous quarter.

Investing Cash Flows. During 2011, net cash flow used in investing activities was $276.0 million, primarily relating to the purchase of the Piranema Spirit, expenditure on vessels and equipment relating to the four Suezmax newbuilding shuttle tankers, Peary Spirit newbuilding and upgrades on the Rio das Ostras, partially offset by scheduled lease payments of $20.9 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets and the proceeds of $13.4 million received on the sale of vessels and equipment relating to the Scotia Spirit and the Karratha Spirit.

During 2010, net cash flow used in investing activities was $17.9 million, primarily relating to expenditure on vessels and equipment relating to the Peary Spirit newbuilding, partially offset by scheduled lease payments of $22.7 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets.

During 2009, net cash flow from investing activities was $8.8 million, primarily relating to scheduled lease payments of $23.0 million received from the leasing of our volatile organic compound emissions equipment partially offset by expenditure on vessels and equipment of $13.7 million.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2011:

	Total	2012	2013 and 2014	2015 and 2016	Beyond 2016
	(in millions of U.S. Dollars)
Long-term debt (1)	2,029.1	229.4	1,309.4	140.0	350.3
Chartered-in vessels (Operating leases)	113.9	56.9	50.1	6.9	—
Newbuilding installments (2)	401.4	78.1	323.3	—	—

Total contractual obligations	2,544.4	364.4	1,682.8	146.9	350.3

(1)	Excludes expected interest payments of $33.2 million (2012), $33.4 million (2013 and 2014), $8.6 million (2015 and 2016) and $6.6 million (beyond 2016). Expected interest payments are based on LIBOR, plus margins which ranged between 0.30% and 3.25% as at December 31, 2011, and on NIBOR plus a margin of 4.75%.
(2)	Excludes capitalized interest and miscellaneous construction costs. Please read Item 18 – Financial Statements: Note 15(c) – Commitments and Contingencies.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Management of our general partner reviews our accounting policies, assumptions, estimates and judgments on a regular basis to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results will differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies. Please read Item 18—Financial Statements: Note 1—Summary of Significant Accounting Policies.

Revenue Recognition

Description. We generate a majority of our revenues from voyages servicing contracts of affreightment, time charters, bareboat charters, and FPSO service contracts and, to a lesser extent, spot voyages. Within the shipping industry, the two methods used to account for revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. Revenues from FPSO service contracts are recognized as service is performed. In all cases we do not recognize revenues during days that a vessel is off hire.

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

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation and impairment charges. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

Our business model is to employ our vessels on fixed-rate contracts with major oil companies. These contracts generally have original terms between three to ten years in length. Consequently, while the market value of a vessel may decline below its carrying value, the carrying value of a vessel may still be recoverable based on the future undiscounted cash flows the vessel is expected to obtain from servicing its existing and future contracts.

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2011. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts is sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels employed on single-voyage, or spot charters, as well as those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. The estimated future undiscounted cash flows of certain vessels reflected in the following table may be significantly greater than their respective carrying values. Consequently, in these cases the following table would not necessarily represent vessels that would likely be impaired in the next twelve months, and the recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. The estimated future undiscounted cash flows of certain other vessels in the following table may only be marginally greater than their respective carrying values. Consequently, in these cases the recognition of an impairment in the future may be more likely given the number of potential events that could result in our reducing our estimate of future undiscounted cash flows.

(in thousands of U.S. dollars, except number of vessels)	Number of Vessels		Market Values(1) $	Carrying Values $
Reportable Segment
Shuttle Tanker Segment	11	(2)	268,100	376,781
FSO Segment	3		17,500	44,009
Conventional Tanker Segment	2		21,000	37,574

(1)	Market values are determined using reference to second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be highly volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers and FSO and FPSO units involve considerable judgment, given the illiquidity of the second-hand market for these types of vessels.
(2)	Includes six vessels in the shuttle tanker segment which are less than 15 years old. We expect that these vessels will generate sufficient cash flow over their remaining useful lives that would exceed the respective carrying value of such vessels.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers and shuttle tankers, 20 to 25 years for FPSO units, and 20 to 35 years for FSO units, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and drydocking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

Certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our experience, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment.

Dry docking

Description. We dry dock each of our shuttle tankers and conventional oil tankers periodically for inspection, repairs and maintenance and for any modifications to comply with industry certification or governmental requirements. We may dry dock FSO units if we desire to qualify them for shipping classification. We capitalize a substantial portion of the costs we incur during dry docking and amortize those costs on a straight-line basis over the estimated useful life of the dry dock. We immediately expense costs for routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized dry-dock expenditures requires us to estimate the period of the next dry docking or estimated useful life of dry-dock expenditures. While we typically dry dock each shuttle tanker and conventional oil tanker every two and a half to five years, we may dry dock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. A change in our estimate of the useful life of a dry dock will have a direct effect on our annual amortization of dry-docking expenditures.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill or intangible assets. Accordingly, the allocation of the purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite-lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

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

As of December 31, 2011, the shuttle segment had goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the section entitled “Forward-Looking Statements.”

Amortization expense of intangible assets for 2011 and 2010 was $7.1 million and $8.1 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets. As at December 31, 2011 and 2010, the net book value of intangible assets was $21.6 million and $28.8 million, respectively.

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate and foreign exchange risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of ourselves and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also impacted by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 13 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss).

Taxes

Description. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Judgments and Uncertainties. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in either the carryback or carryforward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences, forecasts of future profitability and evaluating potential tax-planning strategies.

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As at December 31, 2011, we had a valuation allowance of $116.7 million (2010—nil).

Recent Accounting Pronouncements

In January 2011, we adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When a vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, we will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this standard did not have an impact on the our consolidated financial statements.

On September 30, 2011, we adopted an amendment to FASB ASC 350, Intangibles – Goodwill and Other, that provides us with the option of performing a qualitative assessment before performing the first step of its current two-step goodwill impairment test. If we determine, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test is not required. However, if we conclude otherwise, the existing two-step goodwill impairment test is performed. The adoption of this amendment did not have an impact on our consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments are effective for us on January 1, 2012. We are currently assessing the potential impacts, if any, of these amendments on our consolidated financial statements.

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

The directors of our general partner oversee our operations. The day-to-day affairs of our business are managed by the officers of our general partner and key employees of certain of our controlled affiliates. Employees of certain subsidiaries of Teekay Corporation provide assistance to us pursuant to services agreements. Please see Item 7- Major Unitholders and Related Party transactions.

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

Officers of our general partner and those individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its other affiliates. Our general partner intends to seek to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Directors and Executive Officers of Teekay Offshore GP L.L.C.

The following table provides information about the directors and executive officers of our general partner, Teekay Offshore GP L.L.C. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors are as of March 1, 2012.

Name	Age	Position
C. Sean Day	62	Chairman (1)
Peter Evensen	53	Chief Executive Officer, Chief Financial Officer and Director
Kenneth Hvid	43	Director
David L. Lemmon	69	Director (1) (2)
Carl Mikael L.L. von Mentzer	67	Director (1) (2)
John J. Peacock	68	Director (1) (2)
Michael Balaski	55	Vice President

(1)	Member of Corporate Governance Committee.
(2)	Member of Audit Committee and Conflicts Committee.

Certain biographical information about each of these individuals is set forth below.

C. Sean Day has served as Chairman of Teekay Offshore GP L.L.C. since it was formed in August 2006. Mr. Day has also served as Chairman of the Board of Teekay Corporation since September 1999. He also serves as Chairman of Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) and Teekay Tankers Ltd. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to that, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation and Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay Corporation’s largest shareholder, to oversee its investments, including that in the Teekay group of companies.

Peter Evensen has served as Chief Executive Officer, Chief Financial Officer and a Director of Teekay Offshore GP L.L.C. since August 2006. On April 1, 2011, Mr. Evensen became President and Chief Executive Officer of Teekay Corporation and also became a Director of Teekay Corporation. He also serves as Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. and as a Director of Teekay Tankers Ltd. Mr. Evensen joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Strategy Officer of Teekay Corporation in February 2004. Mr. Evensen has over 20 years experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Kenneth Hvid became a director of Teekay Offshore GP L.L.C. on April 1, 2011. Mr. Hvid was appointed Chief Strategy Officer and Executive Vice President of Teekay Corporation effective April 1, 2011. He joined Teekay Corporation in October 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the LNG business. He held that position until the beginning of 2006, when he was appointed President of the Teekay Shuttle and Offshore Services division of Teekay Corporation. In that role, he was responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the floating storage and off-take business and related offshore activities. Mr. Hvid has 22 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong.

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

John J. Peacock has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Mr. Peacock retired in February 2008 from Fednav Limited, a Canadian ocean-going, dry-bulk shipowning and chartering group. Joining as Fednav’s Treasurer in 1979, he became Vice-President Finance in 1984 and joined the Board of Directors. In 1998, Mr. Peacock was appointed Executive Vice-President of Fednav and President and Chief Operating Officer of Fednav International Ltd., the Group’s principal operating subsidiary. Though retired, he continues to serve as a Director. Mr. Peacock has over 40 years accounting experience, and prior to joining Fednav was a partner with Clarkson Gordon (now Ernst & Young) in Montreal, Canada. He also serves as Chair of the McGill University Health Centre Foundation.

Michael Balaski has served as Vice President of Teekay Offshore GP L.L.C. since December 6, 2011. He was also appointed Vice President of Teekay GP L.L.C. on December 6, 2011. In 2011, he retired as a partner in the Tax Services Group of PricewaterhouseCoopers LLP (“PwC”) in Vancouver, Canada, where he was a member of the International Tax Group specializing in the transportation industry, in particular, the international shipping sector. Mr. Balaski was a partner of PwC Canada for over ten years. During his time as a partner, Mr Balaski worked closely with Teekay Corporation and its subsidiaries, spending much of his working time at the Teekay Corporation office.

B. Compensation

Reimbursement of Expenses of Our General Partner

Excluding incentive distribution rights, our general partner does not receive any management fee or other compensation for managing us. Please read Item 8 – Financial Information: Incentive Distribution Rights. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. During 2011, we reimbursed our general partner for $0.6 million ($0.4 million – 2010, $0.5 million — 2009) in expenses that it incurred on our behalf during the year.

Executive Compensation

Peter Evensen, the Chief Executive Officer and Chief Financial Officer of our general partner is an employee of a subsidiary of Teekay Corporation. His compensation (other than any awards under the long-term incentive plan described below) is set and paid by the Teekay Corporation subsidiary, and we reimburse the Teekay Corporation subsidiary for time he spends on our partnership matters.

Michael Balaski, is the Vice President of our general partner. His compensation is set and paid by our general partner, and we reimburse the general partner for time he spends on our partnership matters.

Please read Item 7. Major Unitholders and Related Party Transactions– Certain Relationships and Related Party Transactions.

Compensation of Directors

Officers of our general partner or Teekay Corporation who also serve as directors of our general partner do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Effective January 2011, each non-employee director receives a director fee of $50,000 for the year and common units with a value of approximately $50,000 for the year. The Chairman receives an annual fee of $87,500 and common units with a value of approximately $87,500 for the year. Members of the audit and conflicts committees, and the chair of the governance committees each receive a committee fee of $5,000 for the year, and the chairs of the audit committee and conflicts committee receive a fee of $10,000 for the year for serving in that role. In addition, each director was reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2011, the four non-employee directors received, in the aggregate, $282,500 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. In March 2011, our general partner’s Board of Directors granted to the four non-employee directors an aggregate of 8,265 common units. During March 2012, our general partner’s Board of Directors granted to the four non-employee directors an aggregate of 8,260 common units.

2006 Long-Term Incentive Plan

Our general partner adopted the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned common units awarded to our general partner’s non-employee directors, we did not make any awards in 2011 under the 2006 Long-Term Incentive Plan.

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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised solely of independent members, except for the Corporate Governance Committee, and operates under a written charter adopted by the Board, other than the Conflicts Committee. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Other Information—Partnership Governance” in the Investor Center of our web site at www.teekayoffshore.com. During 2011, the Board held eight meetings. Each director attended all Board meetings, except for two meetings where one director and two directors, respectively, were absent. Each committee member attended all applicable committee meetings, except for one meeting where one director was absent.

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

D. Employees

Crewing and Staff

As of December 31, 2011, approximately 1,590 seagoing staff served on our vessels. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries. As of December 31, 2011, approximately 52 staff served on shore in technical, commercial and administrative roles in Singapore and Brazil. Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please see Item 7- Major Unitholders and Related Party transactions-– Certain Relationships and Related Party Transactions.

Teekay Corporation regards attracting and retaining motivated seagoing personnel as a top priority, and offers seafarers what we believe are highly competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate our Bahamian-flagged vessels. Substantially all officers and seamen for the Norway-flagged vessels are covered by a collective bargaining agreement with Norwegian unions (Norwegian Maritime Officers’ Association, Norwegian Union of Marine Engineers and the Norwegian Seafarers’ Union). Teekay Corporation has entered into a Collective Bargaining Agreement with Sindicato dos Trabalhadores Offshore do Brasil (SINDITOB), which covers substantially all Brazilian resident offshore employees on board our FPSO units Rio das Ostras and Piranema Spirit. Teekay Corporation has entered into a Collective Bargaining Agreement with Norwegian offshore unions (SAFE, Industry Energi and DSO), through our membership in Norwegian Shipowners Association (NSA). The agreement covers substantially all of the offshore employees on board our FPSOs on the Norwegian Continental Shelf. We believe Teekay Corporation’s relationships with these local labor unions are good.

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

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 1, 2012, of our units by all directors and officers of our general partner as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units that the person has the right to acquire as of April 30, 2012 (60 days after March 1, 2012) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned(3)
All directors and officers as a group (6 persons) (1) (2)	282,128	0.40%

(1)	Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the directors of our general partner, C. Sean Day and Peter Evensen. Peter Evensen is the Chief Executive Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay LNG, and a director of Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Tankers Ltd. Kenneth Hvid is a director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Mr. Hvid is also Chief Strategy Officer and Executive Vice President of Teekay Corporation. Please read Item 7: Major Unitholders and Related Party Transactions– Certain Relationships and Related Party Transactions for more detail.
(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding units.
(3)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.

Item 7. Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership, as of March 1, 2012, of our units by each person we know to beneficially own more than 5% of the outstanding units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of April 30, 2012 (60 days after March 1, 2012) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned
Teekay Corporation (1)	22,362,814	31.66%
Kayne Anderson Capital Advisors, LP, and Richard A. Kayne, as a group (2)	8,874,938	12.6%
Neuberger Berman Group LLC and Neuberger Berman, LLC, as a group (3)	5,109,448	7.2%

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.
(2)	Includes shared voting power and shared dispositive power as to 8,874,938 units. Kayne Anderson Capital Advisors, LP, and Richard A. Kayne both have shared voting and dispositive power. Kayne Anderson Capital Advisors, L.P. is the general partner (or general partner of the general partner) of the limited partnerships and investment adviser to the other accounts. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. Mr. Kayne is also a limited partner of each of the limited partnerships and a shareholder of the registered investment company. This information is based on the Schedule 13G/A filed by this group with the SEC on February 8, 2012.
(3)	Includes shared voting power as to 4,219,053 units and shared dispositive power as to 5,109,448 units. Both Neuberger Berman Group LLC and Neuberger Berman LLC have shared dispositive power. Neuberger Berman, LLC and Neuberger Berman Management LLC serve as sub-advisor and investment manager, respectively, of Neuberger Berman Group LLC’s mutual funds. The holdings of Neuberger Berman Fixed Income LLC and NB Alternative Fund Management LLC, affiliates of Neuberger Berman LLC, are also aggregated to comprise the holdings referenced herein. This information is based on the Schedule 13G filed by this group with the SEC on February 7, 2012.

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B. Certain Relationships and Related Party Transactions

a)	C. Sean Day is the Chairman of our general partner, Teekay Offshore GP L.L.C. He also is the Chairman of Teekay Corporation, Teekay Tankers Ltd. and Teekay GP L.L.C., the general partner of Teekay LNG.

Peter Evensen is the Chief Executive Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay LNG, and a director of Teekay Corporation, Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Tankers Ltd.

Kenneth Hvid is a director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Mr. Hvid is also Chief Strategy Officer and Executive Vice President of Teekay Corporation.

Michael Balaski is Vice President of Teekay Offshore GP L.L.C.

Because Mr. Evensen is an employee of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan) is set and paid by Teekay Corporation. Pursuant to our partnership agreement, we have agreed to reimburse Teekay Corporation for time spent by Mr. Evensen on our management matters as our Chief Executive Officer and Chief Financial Officer.

b)	We have entered into an amended and restated omnibus agreement with our general partner, Teekay Corporation, Teekay LNG and related parties. The following discussion describes certain provisions of the omnibus agreement.

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

•

owning, operating or chartering offshore vessels and related time charters and contracts of affreightment that relate to a tender, bid or award for a proposed offshore project that Teekay Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least one year after the delivery date of any such offshore vessel, Teekay Corporation must offer to sell the offshore vessel and related contract to us, with the vessel valued (i) for newbuildings originally contracted by Teekay Corporation, at its “fully-built-up cost” (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire, construct, and/or convert and bring such offshore vessel to the condition and location necessary for our intended use, plus project development costs for completed projects and projects that were not completed but, if completed, would have been subject to an offer to us pursuant to the omnibus agreement) and (ii) for any other vessels, Teekay Corporation’s cost to acquire a newbuilding from a third party or the fair market value of any existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the “fully-built-up cost” of converting the vessel prior to delivery to us;

•

acquiring, operating or chartering offshore vessels if our general partner has previously advised Teekay Corporation or Teekay LNG that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the vessels; or

•	owning shares of Teekay Petrojarl.

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

c)	On September 10, 2009, we acquired from Teekay Corporation the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy, for a purchase price of $320 million. The purchase price of $320 million is accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price is greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The purchase was financed through vendor financing made available by Teekay Corporation of $220 million. The remaining $100 million was paid in cash and financed from existing debt facilities. The $220 million vendor financing from Teekay Corporation was comprised of two tranches. The senior tranche was a $160 million short-term debt facility bearing interest at LIBOR plus a margin of 3.25% and was repaid in November 2009. The junior tranche of the vendor financing was a $60 million unsecured subordinated debt facility bearing interest at 10% per annum and was repaid in March 2010. For the years ended December 31, 2010 and 2009, respectively, we incurred interest expense of $1.4 million and $2.9 million in relation to the $220 million vendor financing from Teekay Corporation.

On the dropdown, all assets and liabilities of the Petrojarl Varg operations, except for the vessel and the contract with Talisman Energy, were retained by Teekay Corporation. These net liabilities retained by Teekay Corporation totalled $175.0 million and are accounted for as a non-cash equity contribution from Teekay Corporation.

d)	On April 1, 2010, we acquired Teekay Corporation’s 100% interest in an FSO unit, the Falcon Spirit, together with its charter contract, for a purchase price of $44.1 million. The purchase was partially financed through proceeds from a public offering of common units. The Falcon Spirit is chartered to Occidental Qatar Energy Company LLC, a subsidiary of Occidental Petroleum of Qatar Ltd., on a fixed-rate time charter contract for 7.5 years (beginning December 2009) with an option for the charterer to extend the contract for an additional 1.5 years. The Falcon Spirit is a conversion of a double-hull shuttle tanker built in 1986 and it began servicing the Al Raayan oil field off the coast of Qatar in December 2009.

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

e)	On October 1, 2010, we acquired from Teekay Corporation the Rio das Ostras FPSO unit, which is on a long-term charter to Petroleo Brasileiro SA (or Petrobras), for a purchase price of $157.7 million, plus working capital of $12.4 million. Immediately prior to the acquisition, $163.0 million of amounts due to Teekay Corporation were converted to equity and are treated as a non-cash transaction in the our statement of cash flow. The purchase price was financed through the assumption of debt of $93.8 million and the remainder was paid in cash. The purchase price is accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price is less than the corresponding book value, the excess is reflected as an addition in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The purchase agreement provides that Teekay Corporation shall reimburse us for upgrade costs in excess of the upgrade estimate as of the closing date. During the year ended December 31, 2011, Teekay Corporation reimbursed us for $2.0 million of such upgrade costs, which is reflected as a capital contribution.

On the dropdown, certain assets and liabilities of the Rio das Ostras were retained by Teekay Corporation. These net assets retained by Teekay Corporation totaled $0.1 million and are accounted for as a non-cash equity distribution to Teekay Corporation.

f)	On October 1, 2010, we acquired from Teekay Corporation the newbuilding shuttle tanker, the Amundsen Spirit, which is on a time charter to Statoil ASA, for a purchase price of $128.0 million. The purchase price was financed through the assumption of debt of $93.3 million, the issuance of new units of $17.0 million and $17.7 million with cash. The excess of $31.2 million of the purchase price over the book value of the net liabilities of ($3.5) million, which includes the fair value of an interest rate swap of ($25.9) million, is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $32.7 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in the our statement of cash flow.

g)	On October 1, 2010, we agreed to acquire from Teekay Corporation its 100% interest in the Nansen Spirit LLC, which owns the newbuilding shuttle tanker, the Nansen Spirit. On December 10, 2010, the Nansen Spirit commenced its time charter with Statoil ASA and we acquired 100% of Teekay Corporation’s interest in the Nansen Spirit LLC for a purchase price of $126.3 million. The purchase price was financed through the assumption of debt of $93.3 million, the issuance of new units of $16.4 million and $16.6 million with cash. The excess of $4.4 million of the purchase price over the book value of the net assets of $28.6 million was accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $31.5 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in our statement of cash flow. For the period October 1, 2010 to December 10, 2010, we consolidated Nansen Spirit LLC on our financial statements as it was considered a variable interest entity and we were the primary beneficiary.

h)	On August 2, 2011, we acquired from Teekay Corporation the Peary Spirit for a purchase price of $134.5 million. The purchase price was financed through the assumption of debt of $96.8 million and $37.7 million with cash. The excess of $5.5 million of the cash portion of the purchase price over the book value of the net assets of $32.2 million is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $36.9 million of amounts due to Teekay Corporation was converted to equity of the vessel entity and is treated as a non-cash transaction in our statement of cash flow. For the period October 1, 2010 to August 2, 2011, we consolidated Peary Spirit LLC on our financial statements as it was considered a variable interest entity and we were the primary beneficiary.

i)	On October 1, 2010, we agreed to acquire two interest rate swaps from Teekay Corporation on the same date as it would acquire the Nansen Spirit and the Peary Spirit from Teekay Corporation. The fair value of the interest rate swaps of ($57.1) million on October 1, 2010, was accounted for as an equity distribution to Teekay Corporation.

j)	On March 8, 2011, we acquired Teekay Corporation’s 49% interest in OPCO for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and the issuance of 7.6 million of our common units to Teekay Corporation and a 2% proportionate interest to the General Partner in a private placement (see note 17). The acquisition increased our ownership of OPCO to 100%. The excess of the proceeds paid by us over Teekay Corporation’s historical book value of $128.0 million for the 49% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $258.3 million.

k)	On October 1, 2011, we acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. On December 31, 2011, we recognized a liability of $10.9 million in respect of the purchase price adjustment of which $5.7 million is included in due to affiliates and $5.2 million is included in other liabilities. The purchase price was financed through the assumption of debt of $93.3 million and $23.0 million with cash. The excess of $35.6 of the purchase price (including the contingent consideration liability of $10.1 million on October 1, 2011) over the book value of the net liabilities of ($2.6) million, which includes the fair value of an interest rate swap of ($34.6) million, is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $34.5 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in our statement of cash flow.

l)	During the year ended, December 31, 2011, nine conventional tankers, two shuttle tankers and two FSO units of ours were employed on long-term time-charter-out contracts with subsidiaries of Teekay Corporation, and two conventional tankers of ours were employed on long-term time-charter-out contracts with a joint venture in which Teekay Corporation has a 50% interest. In addition, during the year ended, December 31, 2011, two shuttle tankers of ours were employed on short-term contracts with subsidiaries of Teekay Corporation. Teekay Corporation and its wholly owned subsidiaries provide substantially all of the our commercial, technical, crew training, strategic and administrative services needs. In addition, we reimburse our General Partner for expenses incurred by our General Partner that are necessary or appropriate for the conduct of our business. Revenues (expenses) from such related party transactions were as follows:

	Year Ended December 31,
	2011 $	2010 $	2009 $
Revenues(1)	168,716	140,971	148,319
Vessel operating expenses(2)	(5,925)	(5,322)	(5,059)
Time-charter hire expense	—	—	(3,416)
General and administrative(3)(4)(5)	(60,324)	(49,562)	(52,617)
Interest expense(6)	(316)	(4,199)	(11,021)
Realized and unrealized (loss) gain on non-designated derivative instruments(7)	(12,186)	(5,658)	6,842
OCI(8)	—	131	2,450

(1)	Revenue from long-term time-charter-out contracts and short-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation. The year ended December 31, 2011 includes $1.2 million recovered from Teekay Corporation for fines accrued in respect of the Rio das Ostras which relate to a period prior to the acquisition of the unit by us.
(2)	Crew training fees charged from Teekay Corporation.
(3)	Commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation.
(4)	Amounts include $0.6 million, $0.4 million and $0.5 million respectively, during years ended December 31, 2011, 2010, and 2009, of reimbursements of costs incurred by our general partner.
(5)	Amounts are net of $3.5 million, $3.8 million and $3.2 million respectively, during the years ended December 31, 2011, 2010, and 2009, of management fees from ship management services provided by us to a subsidiary of Teekay Corporation.
(6)	Interest paid to Teekay Corporation for financing our acquisition of an FPSO unit and interest allocated from Teekay Corporation as a result of the Dropdown Predecessor.
(7)	Realized/Unrealized losses on interest rate swaps allocated from Teekay Corporation as a result of the Dropdown Predecessor.
(8)	Other comprehensive income (or OCI) relating to hedging and designated foreign currency forward contracts allocated from Teekay Corporation as a result of the Dropdown Predecessor.

m)	At December 31, 2011, due from affiliates totaled $6.1 million (December 31, 2010—$19.1 million) and due to affiliates totaled $39.7 million (December 31, 2010—$67.4 million). Due to and from affiliates are non-interest bearing and unsecured and are expected to be settled within the next fiscal year in the normal course of operations.

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements and Notes

Please see Item 18 below for additional information required to be disclosed under this Item.

Legal Proceedings

On November 13, 2006, our shuttle tanker, the Navion Hispania, collided with the Njord Bravo, a floating storage and off-take unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from us. The Navion Hispania and the Njord Bravo both incurred damages as a result of the collision.

In November 2007, Navion Offshore Loading AS (or NOL), our subsidiary, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field. The initial claim sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totalling NOK 256,000,000 (approximately USD $43 million). The Stavanger Conciliation Council referred the matter to the Stavanger District Court. In November 2009, a revised claim was received in the amount of NOK 213,000,000 (approximately USD $36 million). The matter was heard before the Stavanger District Court in December 2011. The court found that NOL is liable for damages to the Plaintiffs, but excluded a large part of the indirect or consequential losses from the liability. The court also found that Statoil ASA is liable for the same amount of damages to NOL. The parties may appeal against the decision of the court. As a result of the recent judgement, as at December 31, 2011, we have recognized a liability of NOK 76,000,000 (approximately $12.7 million, which is a reduced amount in accordance with the court’s decision to exclude a large part of the indirect or consequential losses) and a corresponding receivable from Statoil ASA recorded in other liabilities and other assets, respectively.

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

•

If we make distributions out of capital surplus, as opposed to operating surplus (as such terms are defined in our partnership agreement), those distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels under our partnership agreement. We do not anticipate that we will make any distributions from capital surplus.

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

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has contributed any capital necessary to maintain its 2.0% general partner interest and has not transferred the incentive distribution rights.

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

Item 9. The Offer and Listing

Our common units are traded on the NYSE under the symbol “TOO”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2011	2010	2009	2008	2007
High	$31.19	$29.79	$20.06	$26.46	$37.45
Low	$22.70	$17.79	$9.75	$6.58	$24.04

Quarter Ended	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
	2012	2011	2011	2011	2011	2010	2010	2010
High	$29.94	$28.00	$30.18	$31.19	$30.50	$29.79	$23.60	$22.33
Low	$27.17	$22.80	$22.70	$27.71	$27.18	$23.50	$20.81	$17.79

Month Ended	Mar 31,	Feb 29,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
	2012	2012	2012	2011	2011	2011
High	$29.94	$29.87	$29.75	$28.00	$27.89	$27.30
Low	$28.51	$28.61	$27.17	$25.47	$25.78	$22.80

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

a)	Agreement, dated June 26, 2003, for a U.S. $455,000,000 Revolving Credit Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.625%. The amount available under the facility reduces semi-annually, with a bullet reduction of $131.0 million on maturity in October 2014. The credit facility may be used for acquisitions and for general partnership purposes. Our obligations under the facility are secured by first-priority mortgages on seven shuttle tankers and one FSO unit.

b)	Agreement, dated October 2, 2006, for a U.S. $940,000,000 Revolving Credit Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.625%. The amount available under the facility reduces semi-annually, with a bullet reduction of $350.0 million on maturity in October 2014. The credit facility may be used for acquisitions and for general partnership purposes. In addition, this facility allows OPCO to make working capital borrowings and loan the proceeds to us, which we could use to make distributions, provided that such amounts are paid down annually. Our obligations under the facility are secured by first-priority mortgages on 11 shuttle tankers and eight conventional tankers.

c)	Amended and Restated Omnibus Agreement, dated December 19, 2006, among us, our general partner, Teekay Corporation, Teekay LNG and related parties. Please read Item 7 – Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for a summary of certain contract terms.

d)	We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us, and our operating subsidiaries with administrative, advisory, technical, strategic consulting services, business development and ship management services for a reasonable fee that includes reimbursement of their direct and indirect expenses incurred in providing these services. Please read Item 7 – Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for a summary of certain contract terms.

e)	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. Please read Item 6 – Directors, Senior Management and Employees for a summary of certain plan terms.

f)	Agreement, dated September 10, 2009, between Petrojarl Varg AS and Varg L.L.C., relating to the purchase of the Petrojarl Varg. Please read Item 7 – Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for a summary of certain contract terms.

g)	Agreement, dated November 25, 2010, for NOK 600,000,000 Senior Unsecured Bonds due November 2013, among us, Teekay Offshore Operating L.P. and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.75% per annum.

h)	Agreement, dated March 8, 2011, between Teekay Holdings Limited and Teekay Offshore Partners L.P., relating to the purchase of limited partner interests of OPCO. Please read Item 7 – Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for a summary of certain contract terms.

i)	Agreement, dated November 29, 2011, between Sevan Marine ASA and Piranema L.L.C., relating to the purchase of the Piranema Spirit.

j)	Agreement, dated January 25, 2012, for NOK 600,000,000 Senior Unsecured Bonds due January 2017, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 5.75% per annum.

k)	Agreement, dated February 23, 2012, for a U.S. $130,000,000 debt facility between Piranema L.L.C. and Den Norske Bank ASA. This facility bears interest at LIBOR plus a margin of 3%. The amount available on under the facility reduces quarterly, with a bullet reduction of $65.0 million on maturity in February 2017.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations promulgated thereunder (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Offshore Partners L.P.

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

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing the common units.

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

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend; (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common units not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in taxable years beginning after December 31, 2012 will be taxed at ordinary graduated tax rates.

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

Certain U.S. Individual Holders will be subject to a 3.8 percent tax on, among other things, dividends for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common units.

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

Certain U.S. Individual Holders will be subject to a 3.8 percent tax on, among other things, capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common units.

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

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

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

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such pro rata share would not exceed the income allocable to dividends on our shares, although ordinary earnings could be allocated to a shareholder in a taxable year before the dividend is paid. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the holder’s holding period of our common units during which we qualified as a PFIC, the holder may be treated as having made a timely QEF election by filing a QEF election with the holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the holder would otherwise recognize if the holder sold the holder’s common units on the “qualification date”. The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the holder’s holding period of our common units during which we qualified as a PFIC and the holder did not make the deemed sale election described above, the holder also will be subject to the more adverse rules described below.

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return subject to certain exceptions, including an exception for foreign assets held in accounts maintained by U.S. financial institutions. Interests in foreign entities, which would include our units, are specified foreign assets for this purpose. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the filing of this form.

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

Canadian Federal Income Tax Consequences. The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act) that we believe are relevant to holders of common units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty) are, at all relevant times, resident in the United States and entitled to all of the benefits of the Canada – U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.

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

In this regard, we believe that our activities and affairs and the activities and affairs of OPCO, a Marshall Island Limited Partnership in which we own a 100% limited partnership interest, are conducted in a manner that both we and OPCO are not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of their common units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is resident and based in Bermuda) provides certain services to Teekay Offshore Partners L.P. and OPCO and obtains some or all such services under subcontracts with Canadian service providers. However, we cannot assure this result.

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

The tables below provide information about financial instruments as at December 31, 2011 that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	2012	2013	2014	2015	2016	Thereafter	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	229.4	492.0	817.4	72.1	67.9	350.3	2,029.1	(1,901.1)	1.7%

Interest Rate Swaps:
Contract Amount (3)	226.3	230.5	91.7	216.8	87.2	759.5	1,612.0	(298.0)	4.3%
Average Fixed Pay Rate(2)	2.6%	2.1%	4.9%	4.5%	4.9%	5.2%	4.3%

(1)	Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of December 31, 2011 ranged from 0.30% and 3.25% based on LIBOR and 4.75% based on NIBOR.
(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR and NIBOR.
(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Brazilian Reals, British Pounds, Euros and Singapore Dollars. For the years ended December 31, 2011 and 2010, approximately 43.6% and 43.1%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge these currency fluctuation risks in the future. At December 31, 2011, we were committed to the following foreign currency forward contracts:

	Contract Amount	Average	Expected Maturity
	in Foreign Currency	Forward	2012	2013
	(thousands)	Rate (1)	(in thousands of U.S. Dollars)
Norwegian Kroner	789,000	6.01	98,521	32,848
British Pound	9,040	0.64	11,790	2,322
Euro	4,700	0.76	6,176	—

			116,487	35,170

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest. As at December 31, 2011, we were committed to one cross currency swap with the notional amounts of NOK 600 million and $98.5 million, which exchanges a receipt of floating interest based on NIBOR plus a margin 4.75% with a payment of floating interest based on LIBOR plus a margin of 5.04%. In addition, the cross currency swap locks in the transfer of principal to $98.5 million upon maturity in exchange for NOK 600 million.

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at December 31, 2011, we are not committed to any bunker fuel swap contracts.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2011.

During 2011, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all errors and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. On November 30, 2011, we acquired the Piranema Spirit from Sevan and began consolidating its operations. Please read Item 18—Financial Statements: Notes to the Consolidated Financial Statements 18—Acquisition of Piranema Spirit. Our management has excluded from its evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011, the Piranema Spirit’s internal control over financial reporting associated with its related net assets of $166.5 million and total revenues of $4.8 million included in our consolidated financial statements as of and for the year ended December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2011.

Our independent auditors, KPMG LLP, a registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

Item 16A. Audit Committee Financial Expert

The board of directors of our General Partner has determined that directors John J. Peacock and David L. Lemmon qualify as audit committee financial experts and are independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

Our general partner has adopted revised Standards of Business Conduct that include a Code of Ethics for all our employees and the employees and directors of our general partner. This document is available under “About Us—Partnership Governance” from the Home Page of our web site (www.teekayoffshore.com). We intend to disclose, under “About Us—Partnership Governance” in the About Us section of our web site, any waivers to or amendments of the Code of Ethics for the benefit of any directors and executive officers of our general partner.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2011 was KPMG LLP, Chartered Accountants and for 2010 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP and Ernst & Young LLP for 2011 and 2010.

	2011	2010
	(in thousands of U.S. dollars)
Audit Fees(1)(2)	$1,131	$1,380
Tax Fees(3)	10	14
Other Fees(4)	—	2

Total	$1,141	$1,396

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings, including professional services in connection with the review of our regulatory filings for our follow-on offering of common units and audit of dropdown transactions in 2010.

(2)	Total audit fees incurred with respect to KPMG LLP were approximately $580,000 and nil for 2011 and 2010, respectively. Total audit fees incurred with respect to Ernst & Young LLP were approximately $551,000 and $1,380,000 for 2011 and 2010, respectively.

(3)	For 2011 and 2010, tax fees relate primarily to corporate tax compliance fees.

(4)	Other fees relate to Ernst & Young Online access fees.

The Audit Committee of our general partner’s Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2011.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Ernst & Young LLP was previously the principal accountants for Teekay Offshore Partners L.P.. In 2011, Teekay Corporation, along with its subsidiaries, including us, decided to seek proposals from several independent accounting firms, including Ernst & Young LLP, to provide audit and other principal accounting services. On June 1, 2011, we engaged KPMG LLP as our principal accountants. The decision to change accountants was approved by the audit committee of our board of directors.

During the two fiscal years ended December 31, 2010, and the subsequent interim period through March 31, 2011, there were no: (1) disagreements with Ernst & Young LLP. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of Ernst & Young LLP. on the consolidated financial statements of Teekay Offshore Partners L.P. as of and for the years ended December 31, 2009 and 2010 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

Item 16G. Corporate Governance

There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing requirements of the New York Stock Exchange.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements, together with the related reports of KPMG LLP, Independent Registered Public Accounting Firm thereon, and Ernst and Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P. (1)

1.2	First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)

1.3	Certificate of Formation of Teekay Offshore GP L.L.C. (1)

1.4	Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (1)

1.5	Certificate of Limited Partnership of Teekay Offshore Operating L.P. (1)

1.6	Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating Partners L.P. (1)

1.7	Certificate of Formation of Teekay Offshore Operating GP L.L.C. (1)

1.8	Amended and Restated Limited Liability Company Agreement of Teekay Offshore Operating GP L.L.C. (1)

2.1	Agreement, dated November 25, 2010, among Teekay Offshore Partners L.P., Teekay Offshore Operating L.P. and Norsk Tillitsman ASA for NOK 600,000,000 Senior Unsecured Bonds due 2013. (5)

2.2	Agreement, dated January 25, 2012, among Teekay Offshore Partners L.P. and Norsk Tillitsman ASA for NOK 600,000,000 Senior Unsecured Bonds due 2017.

4.1	Agreement, dated June 26, 2003, for a U.S $455,000,000 Revolving Credit Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks (1)

4.2	Agreement, dated October 2, 2006, for a U.S $940,000,000 Revolving Credit Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks (1)

4.3	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan (1)

4.4	Amended and Restated Omnibus Agreement (1)

4.5	Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited (3)

4.6	Advisory, Technical and Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited (3)

4.7	Administrative Services Agreement between Teekay Offshore Partners L.P. and Teekay Limited (3)

4.8	Agreement, dated September 10, 2009, between Petrojarl Varg AS and Varg L.L.C., relating to the purchase of the Petrojarl Varg (4)

4.9	Agreement, dated March 8, 2011, between Teekay Holdings Limited and Teekay Offshore Partners L.P., relating to the purchase of limited partner interests of OPCO. (5)

4.10	Agreement, dated November 29, 2011, between Sevan Marine ASA and Piranema L.L.C., relating to the purchase of the Piranema Spirit.

8.1	List of Subsidiaries of Teekay Offshore Partners L.P.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Financial Officer

13.1	Teekay Offshore Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.

15.2	Consent of KPMG LLP, as independent registered public accounting firm.

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 4, 2006, and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Appendix A to our Rule 424(b)(4) Prospectus filed with the SEC on December 14, 2006, and hereby incorporated by reference to such Prospectus.
(3)	Previously filed as an exhibit to our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 8, 2006, and hereby incorporated by reference to such Registration Statement.
(4)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No.1-33198), filed with the SEC on April 30, 2010, and hereby incorporated by reference to such Annual Report.
(5)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No.1-33198), filed with the SEC on April 11, 2011, and hereby incorporated by reference to such Annual Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its General Partner

Date: April 23, 2012	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of

Teekay Offshore Partners L.P.

We have audited the accompanying consolidated balance sheet of Teekay Offshore Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2011, and the related consolidated statements of (loss) income, comprehensive (loss) income, cash flows, and changes in total equity for the year then ended. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of the Partnership as of December 31, 2010 and for the years ended December 31, 2010 and 2009, were audited by other auditors whose report thereon dated April 11, 2011, expressed an unqualified opinion on those statements.

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

In our opinion, the 2011 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Vancouver, Canada April 23, 2012	/s/ KPMG LLP Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Teekay Offshore Partners L.P.

We have audited the accompanying consolidated balance sheet of Teekay Offshore Partners L.P. and subsidiaries (or the Partnership) as of December 31, 2010, and the related consolidated statements of income, changes in total equity, comprehensive income and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Offshore Partners L.P. and subsidiaries at December 31, 2010 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada April 11, 2011	/s/ ERNST & YOUNG LLP Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Teekay Offshore Partners L.P.

We have audited Teekay Offshore Partners L.P. and subsidiaries (the “Partnership”) internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Partnership acquired the Piranema Spirit FPSO unit (Piranema) during 2011, and management excluded from its assessment of the effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2011, Piranema’s internal control over financial reporting associated with net assets of $166.5 million and total revenues of $4.8 million included in the consolidated financial statements of the Partnership as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of the Partnership also excluded an evaluation of the internal control over financial reporting of Piranema.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Partnership as at December 31, 2011, and the related consolidated statements of (loss) income, comprehensive (loss) income, cash flows, and changes in total equity for the year then ended, and our report dated April 23, 2012, expressed an unqualified opinion on those consolidated financial statements.

Vancouver, Canada April 23, 2012	/s/ KPMG LLP Chartered Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except unit and per unit data)

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2011	2010	2009
	$	$	$
REVENUES	949,061	900,546	871,112

OPERATING EXPENSES
Voyage expenses	125,452	125,101	111,026
Vessel operating expenses (note 12 and 13)	292,175	268,876	260,977
Time-charter hire expense	74,478	89,795	117,202
Depreciation and amortization	187,710	190,341	181,176
General and administrative (note 12 and 13)	73,529	63,214	61,761
Write down of vessels (note 19)	91,108	9,441	—
Restructuring charge (note 10)	3,924	119	5,008

Total operating expenses	848,376	746,887	737,150

Income from vessel operations	100,685	153,659	133,962

OTHER ITEMS
Interest expense (note 8)	(36,897)	(37,411)	(50,798)
Interest income	659	842	1,239
Realized and unrealized (loss) gain on derivative instruments (note 13)	(159,744)	(55,666)	51,944
Foreign currency exchange gain (loss) (note 13)	1,499	911	(11,242)
Other income – net (note 11)	3,606	6,810	9,489

Total other items	(190,877)	(84,514)	632

(Loss) income before income tax (expense) recovery	(90,192)	69,145	134,594
Income tax (expense) recovery (note 14)	(6,679)	9,718	(13,792)

Net (loss) income	(96,871)	78,863	120,802

Non-controlling interest in net income	22,454	37,378	57,490
Dropdown Predecessor’s interest in net (loss) income (note 2)	(15,075)	(16,685)	(419)
General Partner’s interest in net (loss) income	4,396	4,359	2,523
Limited partners’ interest in net (loss) income	(108,646)	53,811	61,208
Limited partners’ interest in net (loss) income per unit (note 17)
- Common unit (basic and diluted)	(1.74)	1.22	1.85
- Subordinated unit (basic and diluted)	—	—	1.80
- Total unit (basic and diluted)	(1.74)	1.22	1.84

Weighted-average number of units outstanding:
- Common units (basic and diluted)	62,362,072	44,278,158	23,476,438
- Subordinated units (basic and diluted)	—	—	9,800,000
- Total units (basic and diluted)	62,362,072	44,278,158	33,276,438

Cash distribution declared per unit	1.98	1.88	1.80

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2011	2010	2009
	$	$	$
Net (loss) income	(96,871)	78,863	120,802

Other comprehensive (loss) income:
Unrealized net gain (loss) on qualifying cash flow hedging instruments (net of tax of $nil, $nil, and ($580) for 2011, 2010, 2009, respectively, note 13)	319	(3,154)	27,747
Realized net (gain) loss on qualifying cash flow hedging instruments (net of tax of $nil, $nil and ($207) for 2011, 2010, 2009, respectively, note 13)	(2,345)	3,243	9,624
Pension adjustments	—	(909)	(1,233)

Other comprehensive (loss) income	(2,026)	(820)	36,138

Comprehensive (loss) income	(98,897)	78,043	156,940

Non-controlling interest in comprehensive (loss) income	22,889	37,358	74,602
Dropdown Predecessor’s interest in comprehensive (loss) income	(15,075)	(17,463)	797
General and limited partners’ interest in comprehensive (loss) income	(106,711)	58,148	81,541

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	December 31	December 31
	2011	2010
	$	$
ASSETS
Current
Cash and cash equivalents	179,934	166,483
Accounts receivable, including non-trade of $12,700 (December 31, 2010—$nil)	83,129	64,993
Vessels held for sale (note 19)	19,000	—
Net investments in direct financing leases—current (note 9)	17,096	21,157
Prepaid expenses	36,963	29,740
Due from affiliates (note 12l)	6,138	19,135
Current portion of derivative instruments (note 13)	4,318	6,180
Other current assets	1,181	1,288

Total current assets	347,759	308,976

Vessels and equipment (notes 8 and 9)
At cost, less accumulated depreciation of $1,269,219 (December 31, 2010—$1,200,325)	2,539,949	2,247,323
Advances on newbuilding contracts	45,637	52,184
Net investments in direct financing leases (note 9)	33,210	50,413
Derivative instruments (note 13)	877	5,202
Other assets (note 14)	28,540	22,652
Intangible assets – net (note 6)	21,644	28,763
Goodwill (note 6)	127,113	127,113

Total assets	3,144,729	2,842,626

LIABILITIES AND EQUITY
Current
Accounts payable	16,732	12,749
Accrued liabilities (note 7)	82,488	88,538
Due to affiliates (note 12l)	39,678	67,390
Current portion of derivative instruments (note 13)	46,396	45,793
Current portion of long-term debt (note 8)	229,365	152,096
Current portion of in-process revenue contracts (note 6)	13,550	—

Total current liabilities	428,209	366,566

Long-term debt (note 8)	1,799,711	1,565,044
Deferred income tax (note 14)	—	1,605
Derivative instruments (note 13)	244,998	119,491
In-process revenue contracts (note 6)	113,202	—
Other long-term liabilities (including an amount due to parent of $5.2 million at December 31, 2011)	35,569	19,746

Total liabilities	2,621,689	2,072,452

Commitments and contingencies (notes 8, 9, 13, and 15)

Redeemable non-controlling interest (notes 1 and 15a)	38,307	41,725

Equity
Partners’ equity	444,665	556,828
Non-controlling interest	40,622	170,876
Accumulated other comprehensive (loss) income	(554)	745

Total equity	484,733	728,449

Total liabilities and total equity	3,144,729	2,842,626

Consolidation of variable interest entities (note 15d)
Subsequent events (note 21)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2011	2010	2009
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(96,871)	78,863	120,802
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 13)	107,860	5,618	(113,570)
Depreciation and amortization	187,710	190,341	181,176
Write down of vessels	91,108	9,441	—
Deferred income tax (recovery) expense	(614)	(15,756)	8,209
Foreign currency exchange loss (gain) and other	2,672	7,251	(1,323)
Change in non-cash working capital items related to operating activities (note 16)	(11,296)	34,464	8,931
Expenditures for dry docking	(26,407)	(23,637)	(41,864)

Net operating cash flow	254,162	286,585	162,361

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	457,530	355,678	279,575
Repayments of long-term debt	(110,694)	(90,835)	(34,948)
Repayments of long-term debt relating to Dropdown Predecessors	—	(41,909)	(12,100)
Prepayments of long-term debt	(125,562)	(568,236)	(426,090)
Repayments of joint venture partner advances	(14,500)	—	(21,532)
Joint venture partner advances	14,500	—	477
Equity contribution from joint venture partner	3,750	633	4,772
Purchase of 49% interest in Teekay Offshore Operating L.P.	(386,267)	—	—
Purchase of vessels from Teekay Corporation (note 16f)	(60,683)	(107,051)	(100,000)
Contribution from Teekay Corporation relating to Rio das Ostras (note 12d)	2,000	—	—
Contribution of capital from Teekay Corporation relating to Dropdown Predecessors (note 16g)	2,305	4,313	131,965
Proceeds from equity offerings	420,146	419,989	109,227
Expenses of equity offerings	(222)	(18,498)	(5,100)
Cash distributions paid by the Partnership	(129,323)	(85,077)	(60,452)
Cash distributions paid by subsidiaries to non-controlling interests	(36,980)	(77,236)	(61,065)
Other	(682)	(3,371)	(5,089)

Net financing cash flow	35,318	(211,600)	(200,360)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(148,796)	(39,759)	(13,681)
Proceeds from sale of vessels and equipment	13,354	—	—
Investment in direct financing lease assets	316	(886)	(579)
Direct financing lease payments received	20,948	22,736	23,045
Purchase of Piranema Spirit (note 18)	(161,851)	—	—

Net investing cash flow	(276,029)	(17,909)	8,785

Increase (decrease) in cash and cash equivalents	13,451	57,076	(29,214)
Cash and cash equivalents, beginning of the year	166,483	109,407	138,621

Cash and cash equivalents, end of the year	179,934	166,483	109,407

Supplemental cash flow disclosure (note 16)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
		Limited Partners
							Accumulated
							Other			Redeemable
	Dropdown						Comprehensive	Non-		Non-
	Predecessor					General	Income (Loss)	controlling	Total	controlling
	Equity	Common		Subordinated		Partner	(Note 13)	Interest	Equity	Interest
	$	Units	$	Units	$	$	$	$	$	$
Balance as at December 31, 2008	(33,353)	20,425	246,646	9,800	(135,900)	7,164	(22,581)	201,383	263,359	—

Net income	(419)	—	43,546	—	17,662	2,523	—	57,490	120,802	—
Other comprehensive income	—	—	—	—	—	—	19,026	17,112	36,138	—
Net change in Parent’s equity in Dropdown Predecessor relating to Petrojarl Varg (note 12b)	110,386	—	—	—	—	—	—	—	110,386	—
Net liabilities of Dropdown Predecessor relating to Petrojarl Varg retained by Teekay Corporation on Dropdown (note 12b)	172,174	—	—	—	—	—	2,843	—	175,017	—
Purchase of Petrojarl Varg from Teekay Corporation (note 12b)	(307,749)	—	(3,934)	—	(7,712)	(605)	—	—	(320,000)	—
Proceeds from equity offerings, net of offering costs of $5,100 (note 17)	—	7,475	101,942	—	—	2,185	—	—	104,127	—
Equity contribution from joint venture partner	—	—	—	—	—	—	—	4,772	4,772	—
Cash distributions	—	—	(40,129)	—	(17,640)	(2,683)	—	(61,065)	(121,517)	—
Net change in Parent’s equity in Dropdown Predecessor (note 12c, 12d)	(2,213)	—	—	—	—	—	—	—	(2,213)	—

Balance as at December 31, 2009	(61,174)	27,900	348,071	9,800	(143,590)	8,584	(712)	219,692	370,871	—

Conversion of subordinated units to common units (note 17)	—	9,800	(143,590)	(9,800)	143,590	—	—	—	—	—
Net income	(16,685)	—	53,811	—	—	4,359	—	37,378	78,863	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	(806)	(806)	806
Other Comprehensive loss	—	—	—	—	—	—	(800)	(20)	(820)	—
Cash distributions	(1,878)	—	(80,766)	—	—	(4,311)	—	(73,091)	(160,046)	(2,267)
Proceeds from follow-on public offering, net of offering costs of $18,498 (note 17)	—	17,538	393,091	—	—	8,400	—	—	401,491	—
Dilution loss on initiation of majority owned subsidiary (note 15a)	—	—	(3,714)	—	—	(76)	—	(3,642)	(7,432)	7,432
Equity contribution from non- controlling interest (note 15a)	—	—	—	—	—	—	—	—	—	35,754
Contribution of capital by joint venture partner	—	—	—	—	—	—	—	400	400	—
Purchase of the Falcon Spirit from Teekay Corporation (note 12c)	(4,606)	—	(6,555)	—	—	(134)	—	—	(11,295)	—
Net change in Parent’s equity in Dropdown Predecessor (note 12c, d, e)	30,495	—	—	—	—	—	—	—	30,495	—
Purchase of the Amundsen Spirit from Teekay Corporation (note 12e)	(3,496)	—	(15,593)	—	—	(259)	—	(15,285)	(34,633)	—
Issuance of Teekay Offshore Operating L.P. units to non-controlling interests (note 12e, f)	—	—	—	—	—	—	—	33,469	33,469	—
Conversion of intercorporate debt to equity (note 12f)	—	—	—	—	—	—	—	31,470	31,470	—

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

		Limited Partners
							Accumulated
							Other			Redeemable
	Dropdown						Comprehensive	Non-		Non-
	Predecessor					General	Income (Loss)	controlling	Total	controlling
	Equity	Common		Subordinated		Partner	(Note 13)	Interest	Equity	Interest
	$	Units	$	Units	$	$	$	$	$	$
Purchase of the Nansen Spirit from Teekay Corporation (note 12f)	—	—	(2,213)	—	—	(45)	—	(30,724)	(32,982)	—
Loss on acquisition of interest rate swaps (note 12h)	—	—	(28,514)	—	—	(582)	—	(27,965)	(57,061)	—
Purchase of the Rio das Ostras from Teekay Corporation (note 12d)	(103,245)	—	26,327	—	—	537	—	—	(76,381)	—
Net liabilities of Dropdown Predecessor relating to Rio das Ostras retained by Teekay Corporation on Dropdown (note 12d)	(2,406)	—	—	—	—	—	2,257	—	(149)	—
Net change in Parent’s equity in Dropdown Predecessor relating to Rio das Ostras (note 12d)	162,995	—	—	—	—	—	—	—	162,995	—

Balance as at December 31, 2010	—	55,238	540,355	—	—	16,473	745	170,876	728,449	41,725

Net loss	(15,075)	—	(108,646)	—	—	4,396	—	22,454	(96,871)	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	(6,601)	(6,601)	6,601
Other comprehensive (loss) income	—	—	—	—	—	—	(2,461)	435	(2,026)	—
Cash distributions	—	—	(121,152)	—	—	(8,171)	—	(26,961)	(156,284)	(10,019)
Contribution of capital by joint venture partner	—	—	—	—	—	—	—	3,750	3,750	—
Contribution of capital from Teekay Corporation to Rio das Ostras (note 12d)	—	—	1,960	—	—	40	—	—	2,000	—
Proceeds from equity offering, net of offering costs of $222 (note 12i, 17)	—	15,389	411,522	—	—	8,402	—	—	419,924	—
Purchase of 49% of Teekay Offshore Operating L.P. (note 12i)	—	—	(254,237)	—	—	(5,189)	1,162	(128,003)	(386,267)	—
Conversion of intercorporate debt to equity (note 12g)	—	—	—	—	—	—	—	36,905	36,905	—
Purchase of Peary Spirit LLC (note 12g)	—	—	(5,386)	—	—	(110)	—	(32,233)	(37,729)	—
Net change in Parent’s equity in Dropdown Predecessor (note 12j)	12,519	—	—	—	—	—	—	—	12,519	—
Purchase of Scott Spirit LLC (note 12j)	2,556	—	(34,880)	—	—	(712)	—	—	(33,036)	—

Balance as at December 31, 2011	—	70,627	429,536	—	—	15,129	(554)	40,622	484,733	38,307

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

1.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described in note 2, and certain variable interest entities as described in note 15d (collectively, the Partnership). Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results may differ from those estimates.

The Partnership presents non-controlling ownership interests in subsidiaries in the consolidated financial statements within the equity section, but separate from the Partners’ equity. However, in instances in which certain redemption features that are not solely within the control of the issuer are present, classification of non-controlling interests outside of permanent equity is required. The holder of the non-controlling interest of one of the Partnership’s subsidiaries holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest (see note 15a). As a result, the non-controlling interest that is subject to this redemption feature is not included on the Partnership’s consolidated balance sheet as part of the total equity and is presented as redeemable non-controlling interest above the equity section but below the liabilities section on the Partnership’s consolidated balance sheet.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership and its subsidiaries is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of (loss) income.

Operating revenues and expenses

The Partnership recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenue during days that the vessel is off hire. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Receipt of incentive-based revenue from the Partnership’s floating, production, storage and offloading (or FPSO) units is dependent upon its operating performance and such revenue is recognized when earned by fulfillment of the applicable performance criteria. Time-charter contracts that are accounted for as direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The lease revenue is recognized on an effective interest rate method over the lease term and is included in revenues. All other revenues from voyage charters are recognized on a percentage of completion method. The Partnership used a discharge-to-discharge basis in determining percentage of completion for all voyage charters, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Partnership does not begin recognizing revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned and incurred, respectively, in subsequent periods.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Aframax and Suezmax tankers and 20 to 25 years for FPSO units, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessel for the estimated useful life. Floating storage and off-take (or FSO) units are depreciated over the term of the contract. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2011, 2010, and 2009, totalled $146.2 million, $142.7 million, and $146.7 million, respectively. Depreciation and amortization includes depreciation on all owned vessels.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2011, 2010, and 2009 totaled $5.9 million, $10.9 million and $nil, respectively.

Generally, the Partnership dry docks each shuttle tanker and conventional oil tanker every two and a half to five years. FSO and FPSO units are generally not dry docked. The Partnership capitalizes a portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the drydock. The Partnership includes in capitalized dry docking those costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Partnership expenses costs related to routine repairs and maintenance performed during dry docking that do not improve operating efficiency or extend the useful lives of the assets.

Dry-docking activity for the three years ended December 31, 2011, 2010, and 2009 is summarized as follows:

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $	Year Ended December 31, 2009 $
Balance at beginning of the year	71,349	86,134	76,619
Cost incurred for dry docking	24,507	24,869	34,974
Dry-docking amortization	(34,466)	(39,654)	(25,459)
Write down of capitalized dry-dock expenditure	(1,232)	—	—

Balance at end of the year	60,158	71,349	86,134

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

Direct financing leases

The Partnership employs a number of vessels on long-term time charters and assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products. The long-term time charters and the leasing of the VOC Equipment are accounted for as direct financing leases, with lease payments received by the Partnership being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership generally does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts (See note 13.)

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

For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated foreign currency forward contracts and interest rate swaps are recorded in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of (loss) income. Gains and losses from the Partnership’s non-designated cross currency swap are recorded in foreign currency exchange gain (loss) in the consolidated statements of (loss) income.

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Accumulated other comprehensive (loss) income

The following table contains the changes in the balances of each component of accumulated other comprehensive (loss) income for the periods presented:

	Qualifying Cash Flow Hedging Instruments $	Pension Adjustments $	Total $
Balance as at December 31, 2008	(19,269)	(3,312)	(22,581)

Other comprehensive (loss) income net of tax of ($787)	20,259	(1,233)	19,026
Net liabilities of Dropdown Predecessor relating to Petrojarl Varg retained by Teekay Corporation on Dropdown (note 12b)	(225)	3,068	2,843

Balance as at December 31, 2009	765	(1,477)	(712)

Other comprehensive (loss) income	109	(909)	(800)
Net liabilities of Dropdown Predecessor relating to Rio das Ostras retained by Teekay Corporation on Dropdown (note 12d)	(129)	2,386	2,257

Balance as at December 31, 2010	745	—	745

Other comprehensive (loss) income	(2,461)	—	(2,461)
Purchase of 49% of Teekay Offshore Operating L.P.	1,162	—	1,162

Balance as at December 31, 2011	(554)	—	(554)

2.	Dropdown Predecessor

The Partnership has accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels (the Petrojarl Varg, the Falcon Spirit, the Cidade de Rio das Ostras (or Rio das Ostras), the Amundsen Spirit and the Scott Spirit, collectively referred to herein as the Dropdown Predecessor) during the periods they were under common control of Teekay Corporation.

On September 10, 2009, the Partnership acquired from Teekay Corporation an FPSO unit, the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy. The effect of adjusting the Partnership’s financial statements to account for the common control transfer of the Petrojarl Varg increased the Partnership’s net income and comprehensive income by $11.4 million and $13.4 million, respectively, for the year ended December 31, 2009.

On April 1, 2010, the Partnership acquired from Teekay Corporation an FSO unit, the Falcon Spirit, together with its time-charter-out contract. The effect of adjusting the Partnership’s financial statements to account for the common control transfer of the Falcon Spirit increased (decreased) the Partnership’s net income and comprehensive income by $0.9 million and ($0.4) million for the years ended December 31, 2010 and 2009, respectively.

On October 1, 2010, the Partnership acquired from Teekay Corporation an FPSO unit, the Rio das Ostras. Adjusting the Partnership’s financial statements to account for the common control transfer of the Rio das Ostras FPSO unit decreased the Partnership’s net income and comprehensive income by ($8.3) million and ($9.1) million, respectively, for the year ended December 31, 2010, and by ($11.4) million and ($12.2) million, respectively for the year ended December 31, 2009.

On October 1, 2010, the Partnership acquired from Teekay Corporation a shuttle tanker unit, the Amundsen Spirit. The Partnership’s financial statements to account for the common control transfer of the Amundsen Spirit shuttle tanker decreased the Partnership’s net income and comprehensive income by ($9.3) million, for the year ended December 31, 2010.

On October 1, 2011, the Partnership acquired from Teekay Corporation a shuttle tanker unit, the Scott Spirit. Adjusting the Partnership’s financial statements to account for the common control transfer of the Scott Spirit shuttle tanker increased the Partnership’s net loss and comprehensive loss by $15.1 million, for the year ended December 31, 2011.

Teekay Corporation uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Dropdown Predecessor were in certain cases co-mingled with cash and cash equivalents from other operations of Teekay Corporation. This cash and cash equivalents are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of companies in the Dropdown Predecessor, which were acquired by the Partnership, are reflected as increases or decreases of advances from affiliates. Any other cash transactions from these bank accounts that were directly related to the operations of the Dropdown Predecessor are reflected as increases or decreases in owner’s equity in the Partnership’s financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

For periods prior to the Partnership’s acquisition of the Petrojarl Varg and the Rio das Ostras, the vessels were used as collateral for certain credit facilities (the Varg and Rio das Ostras Credit Facilities). The Petrojarl Varg’s and the Rio das Ostras’ pro-rata shares of the Varg and Rio das Ostras Credit Facilities, respectively, have been allocated to the Dropdown Predecessor. The pro-rata share was determined using the relative fair value of the Varg and Rio das Ostras businesses, respectively, compared to the fair value of all net assets used as collateral for these facilities. The Varg and Rio das Ostras Credit Facilities were used to partially finance the purchase of these vessels. Interest has been allocated to the Dropdown Predecessor based on the Petrojarl Varg’s and Rio das Ostras respective share of these facilities. In addition, Teekay Corporation used certain of its corporate facilities to finance the remaining portion of the acquisition of the Petrojarl Varg and the Rio das Ostras. Interest has been allocated to the Dropdown Predecessor based on the amount drawn on these facilities at the time of the acquisitions and Teekay Corporation’s weighted average borrowing cost. In addition, Teekay Corporation has entered into certain interest rate swaps. The Varg’s and Rio das Ostras’ pro-rata shares of these interest rate swaps, respectively, have been allocated to the Dropdown Predecessor. The pro-rata shares were determined using the relative collateral fair values of the Varg and Rio das Ostras Credit Facilities.

For periods prior to the Partnership’s acquisition of the Petrojarl Varg, the operations of the vessel were generally subject to Norwegian tax. The operations of the vessel were carved out from a number of different subsidiaries of Teekay Corporation. Certain of these subsidiaries were a part of one or more Norwegian tax groups. Income tax attributable to the Petrojarl Varg has been allocated using the separate return method. Under this method, income tax is calculated as if the Petrojarl Varg had been in its own tax group and not part of the larger tax group. The income taxes attributable to the Petrojarl Varg in the Dropdown Predecessor reflect its historical tax status and do not reflect its change in tax status as a result of the Partnership’s acquisition. All net operating loss carryforwards related to the Petrojarl Varg in the Dropdown Predecessor, would have been available to offset future taxable income of the Dropdown Predecessor in Norway. However, none of these loss carryforwards are available to be used by the Partnership. Current tax payable related to the Petrojarl Varg during the Dropdown Predecessor periods is assumed to be paid by Teekay Corporation and has been reflected as an increase in owner’s equity in the Partnership’s financial statements.

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

The consolidated financial statements reflect the consolidated financial position, results of operations and cash flows of the Partnership and its subsidiaries, including, as applicable, the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses, interest expense and realized and unrealized gains (losses) on non-designated derivative instruments were not identifiable as relating solely to each specific vessel. Amounts have been allocated to the Dropdown Predecessor for general and administrative expenses, interest expense and realized and unrealized gains (losses) on non-designated derivative instruments for the years ended December 31, 2011, 2010, and 2009, respectively (see notes 12b, c, d, e and j). Management believes these allocations reasonably present the general and administrative expenses, interest expense, and realized and unrealized (losses) gains on non-designated derivative instruments of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay Corporation to the Dropdown Predecessor and such estimates may not be reflective of actual results.

3.	Adoption of New Accounting Pronouncements

In January 2011, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When a vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this standard did not have an impact on the Partnership’s consolidated financial statements.

On September 30, 2011, the Partnership adopted an amendment to FASB ASC 350, Intangibles – Goodwill and Other, that provides the Partnership with the option of performing a qualitative assessment before performing the first step of its current two-step goodwill impairment test. If the Partnership determines, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test is not required. However, if the Partnership concludes otherwise, the existing two-step goodwill impairment test is performed. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.

4.	Financial Instruments

a)	Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents – The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets due to the current nature of the amounts.

Due to / from affiliates – The fair value of the amounts due to and from affiliates approximate their carrying amounts reported in the accompanying consolidated balance sheets due to the current nature of the balances.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Contingent consideration liability – The contingent consideration is based on the incremental revenue secured by the Partnership during the two years following the acquisition of the Scott Spirit. The fair value of the liability is the estimated amount that the Partnership would pay Teekay Corporation on September 30, 2012 and 2013, taking into account the Partnership’s secured contracts, new projects, and forecasted revenues. The estimated amount is the present value of the future cash flows. On October 1, 2011, upon the acquisition of the Scott Spirit, an initial liability of $10.1 million was recognized in due to affiliates and other long-term liabilities, and as at December 31, 2011, an additional liability of $0.8 million was recognized and recorded in other income.

Long-term debt – The fair values of the Partnership’s variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

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

The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for these financial instruments that are measured at fair value on a recurring basis are as follows:

		December 31, 2011		December 31, 2010
	Fair Value Hierarchy Level (1)	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Cash and cash equivalents		179,934	179,934	166,483	166,483
Due from affiliates (note 12)		6,138	6,138	19,135	19,135
Due to affiliates (note 12)		(34,019)	(34,019)	(67,390)	(67,390)
Contingent consideration liability—current	Level 3	(5,659)	(5,659)	—	—
Contingent consideration liability—non-current	Level 3	(5,235)	(5,235)	—	—
Long-term debt (note 8)		(2,029,076)	(1,901,079)	(1,717,140)	(1,620,355)
Derivative instruments (note 13)
Interest rate swap agreements	Level 2	(297,979)	(297,979)	(175,784)	(175,784)
Cross currency swap agreement	Level 2	2,677	2,677	4,233	4,233
Foreign currency forward contracts	Level 3	(1,078)	(1,078)	6,909	6,909

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

The Partnership has determined that there were no non-financial assets or non-financial liabilities carried at fair value at December 31, 2011 and 2010, except for seven vessels at December 31, 2011, and one vessel at December 31, 2010, which were written down to estimated fair values of $61.8 million and $11.0 million, respectively. The fair market value of the vessels was determined based on directly observable inputs (Level 2). (See note 19.)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

b)	Financing receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $
Direct financing leases	Payment activity	Performing	50,306	71,570

5.	Segment Reporting

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

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
(U.S. dollars in millions)	2011	2010	2009
Petrobras Transporte S.A (1)	$211.8 or 22%	$179.6 or 20%	$168.4 or 19%
Statoil ASA (2)	$206.0 or 22%	$236.0 or 26%	$248.5 or 28%
Teekay Corporation (3)	$168.7 or 18%	$141.0 or 16%	$148.3 or 17%
Talisman Energy Inc(4)	$113.1 or 12%	$106.2 or 12%	$100.0 or 12%

(1)	Shuttle tanker and FPSO segment
(2)	Shuttle tanker segment
(3)	Shuttle tanker, conventional tanker and FSO segments
(4)	FPSO segment

The following tables include results for these segments for the periods presented in these consolidated financial statements.

Year ended December 31, 2011	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment	Total
Revenues	573,296	139,198	62,731	173,836	949,061
Voyage expenses	95,864	28,200	1,388	—	125,452
Vessel operating expenses	161,890	23,099	30,470	76,716	292,175
Time-charter hire expense	74,478	—	—	—	74,478
Depreciation and amortization	115,637	22,568	12,009	37,496	187,710
General and administrative (1)	49,444	4,832	3,779	15,474	73,529
Write down of vessels	28,270	54,069	8,769	—	91,108
Restructuring charge	1,227	—	2,697	—	3,924

Income from vessel operations	46,486	6,430	3,619	44,150	100,685

Expenditures for vessels and equipment(2)	130,363	2,313	82	16,038	148,796
Expenditures for dry docking	16,892	670	6,945	—	24,507

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Year ended December 31, 2010	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment	Total
Revenues	559,547	114,850	74,298	151,851	900,546
Voyage expenses	104,460	19,753	888	—	125,101
Vessel operating expenses	143,766	23,739	35,214	66,157	268,876
Time-charter hire expense	89,795	—	—	—	89,795
Depreciation and amortization	111,157	27,522	16,262	35,400	190,341
General and administrative(1)	42,526	4,501	3,799	12,388	63,214
Write down of vessels	9,441	—	—	—	9,441
Restructuring charge	119	—	—	—	119

Income from vessel operations	58,283	39,335	18,135	37,906	153,659

Expenditures for vessels and equipment(2)	32,012	1,179	140	6,428	39,759
Expenditures for dry docking	13,382	11,487	—	—	24,869

Year ended December 31, 2009	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment	Total
Revenues	534,464	124,659	62,644	149,345	871,112
Voyage expenses	85,197	24,494	1,335	—	111,026
Vessel operating expenses	144,007	24,153	27,460	65,357	260,977
Time-charter hire expense	117,202	—	—	—	117,202
Depreciation and amortization	98,013	24,042	21,763	37,358	181,176
General and administrative (1)	40,552	4,746	2,572	13,891	61,761
Restructuring charge	4,734	274	—	—	5,008

Income from vessel operations	44,759	46,950	9,514	32,739	133,962

Expenditures for vessels and equipment(2)	10,341	1,024	—	2,316	13,681
Expenditures for dry docking	29,822	1,644	3,508	—	34,974

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)	Excludes non-cash investing activities (see note 16).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2011 $	December 31, 2010 $
Shuttle tanker segment	1,805,639	1,711,341
Conventional tanker segment	223,388	304,655
FSO segment	101,422	119,844
FPSO segment	786,391	513,886
Unallocated:
Cash and cash equivalents	179,934	166,483
Other assets	47,955	26,417

Consolidated total assets	3,144,729	2,842,626

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

6.	Goodwill, Intangible Assets and In-Process Revenue Contracts

a)	Goodwill

The carrying amount of goodwill for the shuttle tanker segment was $127.1 million as at December 31, 2011, 2010, and 2009.

b)	Intangible Assets

As at December 31, 2011, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
Customer contracts (shuttle tanker segment)	124,250	(103,116)	21,134
Customer contracts (FPSO segment)	353	(233)	120
Other intangible assets (FPSO segment)	390	—	390

	124,993	(103,349)	21,644

As at December 31, 2010, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
Customer contracts (shuttle tanker segment)	124,250	(96,070)	28,180
Customer contracts (FPSO segment)	353	(160)	193
Other intangible assets (FPSO segment)	390	—	390

	124,993	(96,230)	28,763

Aggregate amortization expense of intangible assets for the year ended December 31, 2011 was $7.1 million (2010—$8.1 million, 2009—$9.1 million), included in depreciation and amortization on the consolidated statements of (loss) income. Amortization of intangible assets for the five years subsequent to December 31, 2011 is expected to be $6.1 million (2012), $5.0 million (2013), $4.0 million (2014), $3.0 million (2015), $2.0 million (2016) and $1.0 million thereafter. Other intangible assets is a trade name which is not amortized.

c)	In-Process Revenue Contracts

As part of the Partnership’s acquisition of the Piranema Spirit (see note 18) on November 30, 2011 the Partnership assumed an FPSO service contract with terms that were less favorable than the then prevailing market terms. The Partnership has recognized a liability based on the estimated fair value of the contract. The Partnership is amortizing this liability over the estimated remaining term of the contract on a weighted basis based on the projected revenue to be earned under the contract.

Amortization of in-process revenue contracts for the year ended December 31, 2011 was $1.1 million (2010—nil), which is included in revenues on the consolidated statements of (loss) income. Amortization for the five years following 2011 is expected to be $12.8 million (2012), $12.8 million (2013), $12.8 million (2014), $12.8 million (2015), $12.8 million (2016) and $62.8 million (thereafter).

7.	Accrued Liabilities

	December 31, 2011	December 31, 2010
	$	$
Voyage and vessel	58,406	66,084
Interest	14,787	14,815
Payroll and benefits	9,295	7,639

	82,488	88,538

8.	Long-Term Debt

	December 31, 2011	December 31, 2010
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,246,360	1,066,909
Norwegian Kroner Bond due in 2013	100,417	103,061
U.S. Dollar-denominated Term Loans due through 2018	238,867	244,958
U.S. Dollar-denominated Term Loans due through 2023	443,432	302,212

	2,029,076	1,717,140
Less current portion	229,365	152,096

Total	1,799,711	1,565,044

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

As at December 31, 2011, the Partnership had eight long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1.27 billion, of which $22.3 million was undrawn. The total amount available under the revolving credit facilities reduces by $183.4 million (2012), $323.0 million (2013), $659.4 million (2014), $17.5 million (2015), $26.1 million (2016) and $59.3 million (thereafter). Five of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. The Partnership also has a revolving credit facility of which Teekay Corporation guarantees $65.0 million of the final repayment. In addition to the Partnership covenants described above, Teekay Corporation is also required to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 34 of the Partnership’s vessels, together with other related security.

On November 30, 2010, the Partnership issued NOK 600 million ($100.4 million) in senior unsecured bonds that mature in November 2013 in the Norwegian bond market. The Partnership capitalized issuance costs of $1.3 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized over the term of the senior unsecured bonds. The bonds are listed on the Oslo Stock Exchange. Interest payments on the bonds are based on NIBOR plus a margin of 4.75%. The Partnership entered into a cross currency swap to swap the interest payments from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04% and principal from Norwegian Kroner to USD dollars at the maturity date. The Partnership also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The LIBOR rate receivable from the interest rate swap is capped at 3.5% (See note 13).

As at December 31, 2011, the Partnership’s six 50%-owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $238.9 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2011 the Partnership had guaranteed $75.7 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $119.5 million and $43.7 million, respectively.

As at December 31, 2011, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit, and the Scott Spirit, and for the Rio das Ostras FPSO unit which in aggregate totaled $443.4 million. For the term loans for the Amundsen Spirit and the Nansen Spirit, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $29.1 million bullet payment due 2022 and 2023, respectively. The term loans for the Rio das Ostras, the Peary Spirit and the Scott Spirit reduce over time with quarterly and semi-annual payments, respectively. The term loans have varying maturities through 2023 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security and are guaranteed by Teekay Corporation.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At December 31, 2011, and December 31, 2010, the margins ranged between 0.30% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at December 31, 2011 was 1.7% (December 31, 2010 – 1.3%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 13).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2011 are $229.4 million (2012), $492.0 million (2013), $817.4 million (2014), $72.1 million (2015), $67.9 million (2016) and $350.3 million (thereafter).

As at December 31, 2011 the Partnership and Teekay Corporation was in compliance with all covenants in the credit facilities and long-term debt.

9.	Leases

Charters-out

Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The cost, accumulated depreciation and carrying amount of the vessels employed on operating leases at December 31, 2011 was $3.1 billion, $1.0 billion and $2.1 billion, respectively. As at December 31, 2011, minimum scheduled future revenues under these time charters and bareboat charters to be received by the Partnership, then in place were approximately $3.4 billion, comprised of $564.8 million (2012), $467.5 million (2013), $427.2 million (2014), $404.2 million (2015), $323.8 million (2016) and $1.2 billion (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2011, revenue from unexercised option periods of contracts that existed on December 31, 2011, or variable or contingent revenues. In addition, minimum scheduled future revenues presented in the above paragraph have been reduced by estimated off-hire time for period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Direct Financing Lease

Leasing of the VOC equipment is accounted for as direct financing leases. As at December 31, 2011, the minimum lease payments receivable under the direct financing leases approximated $18.9 million (2010—$40.6 million), including unearned income of $1.4 million (2010—$4.3 million). As at December 31, 2011, future scheduled payments under the direct financing leases to be received by the Partnership, then in place were approximately $18.9 million, comprised of $15.4 million (2012), $2.5 million (2013), and $1.0 million (2014).

Leasing of the Falcon Spirit is accounted for as a direct financing lease. As at December 31, 2011, the minimum lease payments receivable under the direct financing lease approximated $46.8 million (2010—$55.1 million), including unearned income of $22.5 million (2010—$28.3 million). The estimated unguaranteed residual value of the leased vessel is $8.5 million. As at December 31, 2011, future scheduled payments under the direct financing lease to be received by the Partnership, then in place were approximately $46.8 million, comprised of $8.5 million (2012), $8.5 million (2013), $8.6 million (2014), $8.6 million (2015), $8.8 million (2016), and $3.8 million (thereafter).

Charters-in

As at December 31, 2011, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $113.9 million, comprised of $56.9 million (2012), $36.1 million (2013), $14.0 million (2014) and $6.9 million (2015). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

10.	Restructuring Charge

During the year ended December 31, 2011, the Partnership sold the FSO unit, Karratha Spirit, and the time-charter-out contract for the shuttle tanker Basker Spirit was terminated. During the year ended December 31, 2011, the Partnership severed the employment of certain seafarers for these two vessels.

The Partnership commenced the reflagging of a total of seven vessels in March 2009. Under this plan, the Partnership recorded restructuring charges of approximately $4.9 million in total since the plan began in 2009.

During 2011, the Partnership incurred $3.9 million (2010—$0.1 million, 2009—$5.0 million) of restructuring costs. At December 31, 2011 and December 31, 2010, restructuring liabilities of $nil were recorded in accrued liabilities.

11.	Other Income—Net

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2011	2010	2009
	$	$	$
VOC Equipment lease income (note 9)	3,093	4,978	6,970
Miscellaneous	513	1,832	2,519

Other income – net	3,606	6,810	9,489

12.	Related Party Transactions

a)	The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

b)	On September 10, 2009, the Partnership acquired from Teekay Corporation the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy, for a purchase price of $320 million. The purchase price of $320 million is accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price is greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The purchase was financed through vendor financing made available by Teekay Corporation of $220 million. The remaining $100 million was paid in cash and financed from existing debt facilities. The $220 million vendor financing from Teekay Corporation was comprised of two tranches. The senior tranche was a $160 million short-term debt facility bearing interest at LIBOR plus a margin of 3.25% and was repaid in November 2009. The junior tranche of the vendor financing was a $60 million unsecured subordinated debt facility bearing interest at 10% per annum and was repaid in March 2010. For the years ended December 31, 2010 and 2009, respectively, the Partnership incurred interest expense of $1.4 million and $2.9 million in relation to the $220 million vendor financing from Teekay Corporation.

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

•

General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) of $3.9 million for the year ended December 31, 2009.

•	Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Petrojarl Varg of $6.5 million for the year ended December 31, 2009.

•

Teekay Corporation entered into interest rate swaps to offset increases or decreases in the variable-rate interest payments of the credit facilities that were used to finance the acquisition of the Petrojarl Varg. The realized and unrealized gains (losses) on these interest rate swaps allocated to the Partnership were $6.2 million for the year ended December 31, 2009. This amount is reflected in the realized and unrealized gains (losses) on non-designated derivative instruments.

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

•

Teekay Corporation uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Petrojarl Varg, prior to the acquisition of the vessel by the Partnership, were in certain cases, co-mingled with cash and cash equivalents from other operations of Teekay Corporation. Cash and cash equivalents in co-mingled bank accounts are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of the Dropdown Predecessor are reflected in these financial statements as increases or decreases in Dropdown Predecessor Equity. The net amount of these equity contributions (distributions) were $110.4 million for the period from January 1, 2009 to September 9, 2009.

c)	On April 1, 2010, the Partnership acquired Teekay Corporation’s 100% interest in an FSO unit, the Falcon Spirit, together with its charter contract, for a purchase price of $44.1 million. The purchase was partially financed through proceeds from a public offering of common units. The Falcon Spirit is chartered to Occidental Qatar Energy Company LLC, a subsidiary of Occidental Petroleum of Qatar Ltd., on a fixed-rate time-charter contract for 7.5 years (beginning December 2009) with an option for the charterer to extend the contract for an additional 1.5 years. The Falcon Spirit is a conversion of a double-hull shuttle tanker built in 1986 and it began servicing the Al Raayan oil field off the coast of Qatar in December 2009.

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

The following costs attributable to the operations of the Falcon Spirit were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:

•	General and administrative expenses (consisting primarily of vessel management fees and legal and professional fees) of $0.3 million for the year ended December 31, 2010.

•	Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Falcon Spirit of $0.4 million for the year ended December 31, 2010.

d)	On October 1, 2010, the Partnership acquired from Teekay Corporation the Rio das Ostras FPSO unit, which is on a long-term charter to Petroleo Brasileiro SA (or Petrobras), for a purchase price of $157.7 million, plus working capital of $12.4 million. Immediately prior to the acquisition, $163.0 million of amounts due to Teekay Corporation were converted to equity and are treated as a non-cash transaction in the Partnership’s statement of cash flow. The purchase price was financed through the assumption of debt of $93.8 million and the remainder was paid in cash. The purchase price is accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price is less than the corresponding book value, the excess is reflected as an addition in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The purchase agreement provides that Teekay Corporation shall reimburse the Partnership for upgrade costs in excess of the upgrade estimate as of the closing date. During the year ended December 31, 2011, Teekay Corporation reimbursed the Partnership for $2.0 million of such upgrade costs, which is reflected as a capital contribution.

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

The following costs attributable to the operations of the Rio das Ostras were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:

•

General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) of $5.4 million and $8.6 million, respectively, for the years ended December 31, 2010 and 2009.

•

Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Rio das Ostras of $2.2 million and $1.7 million, respectively, for the years ended December 31, 2010 and 2009.

•

Teekay Corporation entered into foreign exchange forward contracts to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on operating expenses of the Rio das Ostras. These foreign exchange forward contracts have been allocated to the Partnership. For the year ended December 31, 2010, the amount of the gain allocated to the Partnership was $0.1 million, of which ($0.1) million is reflected in general and administrative expenses and $0.1 million in other comprehensive income. For the year ended December 31, 2009, the amount of the gain of $0.8 million was allocated, of which $0.4 million is reflected in million in general and administrative expenses and $0.4 million in other comprehensive income.

•

Teekay Corporation uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Rio das Ostras, prior to the acquisition of the vessel by the Partnership, were in certain cases, co-mingled with cash and cash equivalents from other operations of Teekay Corporation. Cash and cash equivalents in co-mingled bank accounts are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of the Dropdown Predecessor are reflected in these financial statements as increases or decreases in Dropdown Predecessor Equity. The net amount of these equity contributions (distributions) were $5.8 million and $3.7 million for the period from January 1, 2010 to October 1, 2010, and for the year ended December 31, 2009.

e)	On October 1, 2010, the Partnership acquired from Teekay Corporation the newbuilding shuttle tanker, the Amundsen Spirit, which is on a time charter to Statoil ASA, for a purchase price of $128.0 million. The purchase price was financed through the assumption of debt of $93.3 million, the issuance of new units of $17.0 million and $17.7 million with cash. The excess of $31.2 million of the purchase price over the book value of the net liabilities of ($3.5) million, which includes the fair value of an interest rate swap of ($25.9) million, is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $32.7 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in the Partnership’s statement of cash flow.

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

f)	On October 1, 2010, the Partnership agreed to acquire from Teekay Corporation its 100% interest in the Nansen Spirit LLC, which owns the newbuilding shuttle tanker, the Nansen Spirit. On December 10, 2010, the Nansen Spirit commenced its time charter with Statoil ASA and the Partnership acquired 100% of Teekay Corporation’s interest in the Nansen Spirit LLC for a purchase price of $126.3 million. The purchase price was financed through the assumption of debt of $93.3 million, the issuance of new units of $16.4 million and $16.6 million with cash. The excess of $4.4 million of the purchase price over the book value of the net assets of $28.6 million was accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $31.5 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in the Partnership’s statement of cash flow. For the period October 1, 2010 to December 10, 2010, the Partnership consolidated Nansen Spirit LLC on its financial statements as it was considered a variable interest entity and the Partnership was the primary beneficiary.

g)	On August 2, 2011, the Partnership acquired from Teekay Corporation the Peary Spirit for a purchase price of $134.5 million. The purchase price was financed through the assumption of debt of $96.8 million and $37.7 million with cash. The excess of $5.5 million of the cash portion of the purchase price over the book value of the net assets of $32.2 million is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $36.9 million of amounts due to Teekay Corporation was converted to equity of the vessel entity and is treated as a non-cash transaction in the Partnership’s statement of cash flow. For the period October 1, 2010 to August 2, 2011, the Partnership consolidated Peary Spirit LLC on its financial statements as it was considered a variable interest entity and the Partnership was the primary beneficiary.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

h)	On October 1, 2010, the Partnership agreed to acquire two interest rate swaps from Teekay Corporation on the same date as it would acquire the Nansen Spirit and the Peary Spirit from Teekay Corporation. The fair value of the interest rate swaps of ($57.1) million on October 1, 2010, was accounted for as an equity distribution to Teekay Corporation.

i)	On March 8, 2011, the Partnership acquired Teekay Corporation’s 49% interest in Teekay Offshore Operating L.P.(or OPCO) for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and the issuance of 7.6 million of the Partnership’s common units to Teekay Corporation and a 2% proportionate interest to the General Partner in a private placement (see note 17). The acquisition increased the Partnership’s ownership of OPCO to 100%. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value of $128.0 million for the 49% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $258.3 million.

j)	On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. On December 31, 2011, the Partnership recognized a liability of $10.9 million in respect of the purchase price adjustment of which $5.7 million is included in due to affiliates and $5.2 million is included in other liabilities. The purchase price was financed through the assumption of debt of $93.3 million and $23.0 million with cash. The excess of $35.6 of the purchase price (including the contingent consideration liability of $10.1 million on October 1, 2011) over the book value of the net liabilities of ($2.6) million, which includes the fair value of an interest rate swap of ($34.6) million, is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $34.5 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in the Partnership’s statement of cash flow.

The following costs attributable to the operations of the Scott Spirit were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:

•	General and administrative expenses (consisting primarily of vessel management fees) of $0.2 million for the year ended December 31, 2011.

•	Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Scott Spirit of $0.3 million for the year ended December 31, 2011.

•

Teekay Corporation entered into an interest rate swap to offset increases or decreases in the variable-rate interest payments of the credit facilities that were used to finance the acquisition of the Scott Spirit. The unrealized loss on this interest rate swap allocated to the Partnership is $12.2 million for the year ended December 31, 2011. This amount is reflected in realized and unrealized (loss) gain on non-designated derivative instruments.

k)	During the year ended, December 31, 2011, nine conventional tankers, two shuttle tankers and two FSO units of the Partnership were employed on long-term time-charter-out contracts with subsidiaries of Teekay Corporation, and two conventional tankers of the Partnership were employed on long-term time-charter-out contracts with a joint venture in which Teekay Corporation has a 50% interest. In addition, during the year ended, December 31, 2011, two shuttle tankers of the Partnership were employed on short-term contracts with subsidiaries of Teekay Corporation. Teekay Corporation and its wholly owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic and administrative services needs. In addition, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Revenues (expenses) from such related party transactions were as follows:

	Year Ended December 31,
	2011	2010	2009
	$	$	$
Revenues(1)	168,716	140,971	148,319
Vessel operating expenses(2)	(5,925)	(5,322)	(5,059)
Time-charter hire expense	—	—	(3,416)
General and administrative(3)(4)(5)	(60,324)	(49,562)	(52,617)
Interest expense(6)	(316)	(4,199)	(11,021)
Realized and unrealized (loss) gain on non-designated derivative instruments(7)	(12,186)	(5,658)	6,842
OCI(8)	—	131	2,450

(1)	Revenue from long-term time-charter-out contracts and short-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation. The year ended December 31, 2011 includes $1.2 million recovered from Teekay Corporation for fines accrued in respect of the Rio das Ostras which relate to a period prior to the acquisition of the unit by the Partnership.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

(2)	Crew training fees charged by Teekay Corporation.
(3)	Commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation.
(4)	Amounts include $0.6 million, $0.4 million and $0.5 million respectively, during the years ended December 31, 2011, 2010, and 2009, of reimbursements of costs incurred by the General Partner.
(5)	Amounts are net of $3.5 million, $3.8 million and $3.2 million respectively, during the years ended December 31, 2011, 2010, and 2009, of management fees for ship management services provided by the Partnership to a subsidiary of Teekay Corporation.
(6)	Interest paid to Teekay Corporation for financing the Partnership’s acquisition of an FPSO unit and interest allocated from Teekay Corporation as a result of the Dropdown Predecessor.
(7)	Realized/Unrealized losses on interest rate swaps allocated from Teekay Corporation as a result of the Dropdown Predecessor.
(8)	Other comprehensive income (or OCI) relating to hedging and designated foreign currency forward contracts allocated from Teekay Corporation as a result of the Dropdown Predecessor.

l)	At December 31, 2011, due from affiliates totaled $6.1 million (December 31, 2010—$19.1 million) and due to affiliates totaled $39.7 million (December 31, 2010—$67.4 million). Due to and from affiliates are non-interest bearing and unsecured and are expected to be settled within the next fiscal year in the normal course of operations.

13.	Derivative Instruments

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

As at December 31, 2011, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount	Fair Value / Carrying
	in Foreign	Amount of Asset/(Liability)		Average	Expected Maturity
	Currency	(in thousands of U.S. Dollars)		Forward	2012	2013
	(thousands)	Hedge	Non-hedge	Rate(1)	(in thousands of U.S. Dollars)
Norwegian Kroner	789,000	(44)	(756)	6.01	98,521	32,848
British Pound	9,040	—	(202)	0.64	11,790	2,322
Euro	4,700	—	(76)	0.76	6,176	—

		(44)	(1,034)		116,487	35,170

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Partnership incurs interest expense on its Norwegian Kroner-denominated bonds. The Partnership has entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest. As at December 31, 2011, the Partnership was committed to one cross currency swap with the notional amounts of NOK 600 million and $98.5 million, which exchanges a receipt of floating interest based on NIBOR plus a margin of 4.75% with a payment of floating interest based on LIBOR plus a margin of 5.04%. In addition, the cross currency swap locks in the transfer of principal to $98.5 million upon maturity in exchange for NOK 600 million. The positive fair value of the cross currency swap as at December 31, 2011 was $2.7 million. The Partnership has not designated, for accounting purposes, the cross currency swap as a hedge.

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

As at December 31, 2011, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Notional	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (1)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	900,000	(221,163)	12.5	4.7
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	613,549	(76,010)	5.9	4.1
U.S. Dollar-denominated interest rate swaps(2)(4)	LIBOR	98,500	(806)	1.9	1.1

		1,612,049	(297,979)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2011, ranged from 0.30% and 3.25%.
(2)	Notional amount remains constant over the term of the swap.
(3)	Notional amount reduces quarterly or semi-annually.
(4)	The LIBOR rate receivable is capped at 3.5%.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

		Current			Current
		portion of			portion of
	Accounts	derivative	Derivative	Accrued	derivative	Derivative
	Receivable	assets	assets	liabilities	liabilities	liabilities
	$	$	$	$	$	$
As at December 31, 2011
Foreign currency contracts – cash flow hedges	—	549	—	—	(448)	(145)
Foreign currency contracts – not designated as hedges	—	2,192	2	—	(2,532)	(696)
Cross currency swap—not designated as hedges	225	1,577	875	—	—	—
Interest rate swaps – not designated as hedges	—	—	—	(10,406)	(43,416)	(244,157)

	225	4,318	877	(10,406)	(46,396)	(244,998)

As at December 31, 2010
Foreign currency contracts – cash flow hedges	—	1,606	718	—	(47)	—
Foreign currency contracts – not designated as hedges	—	2,543	2,481	—	(361)	(31)
Cross currency swap—not designated as hedges	—	2,031	2,003	199	—	—
Interest rate swaps – not designated as hedges	—	—	—	(10,939)	(45,385)	(119,460)

	—	6,180	5,202	(10,740)	(45,793)	(119,491)

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

Year Ended December 31, 2011				Year Ended December 31, 2010
Balance Sheet (AOCI)	Statement of (Loss) Income			Balance Sheet (AOCI)	Statement of (Loss) Income
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion

319	833	(300)	Vessel operating expenses	(3,154)	34	(2,819)	Vessel operating expenses
	1,512	(6)	General and administrative expenses		(3,277)	(1,417)	General and administrative expenses

319	2,345	(306)		(3,154)	(3,243)	(4,236)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Year Ended December 31, 2009
Balance Sheet (AOCI)	Statement of (Loss) Income
Effective Portion	Effective Portion	Ineffective Portion
$	$	$
28,327	(6,775)	2,492	Vessel operating expenses
	(3,056)	3,854	General and administrative expenses

28,327	(9,831)	6,346

As at December 31, 2011, the Partnership’s accumulated other comprehensive income consisted of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at December 31, 2011, the Partnership estimated, based on the current foreign exchange rates, that it would reclassify approximately ($0.4) million of net losses on foreign currency forward contracts from accumulated other comprehensive income to earnings during the next 12 months.

Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of (loss) income. The effect of the (losses) gain on these derivatives on the consolidated statements of (loss) income for the years ended 2011, 2010, and 2009 is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2011	2010	2009
	$	$	$
Realized (losses) gains relating to:
Interest rate swaps	(58,475)	(49,224)	(51,084)
Foreign currency forward contracts	4,704	(1,029)	(4,196)

	(53,771)	(50,253)	(55,280)

Unrealized (losses) gains relating to:
Interest rate swaps	(100,306)	(10,408)	102,662
Foreign currency forward contracts	(5,667)	4,995	4,562

	(105,973)	(5,413)	107,224

Total realized and unrealized (losses) gains on non-designated derivative instruments	(159,744)	(55,666)	51,944

Realized and unrealized gains of the cross currency swap are recognized in earnings and reported in foreign exchange (loss) gain in the consolidated statements of (loss) income. For the year ended December 31, 2011, an unrealized loss of ($1.6) million (2010 gain—$4.0 million) and a realized gain of $2.9 million (2010—$0.2 million) are recognized in earnings.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

14.	Income Taxes

The significant components of the Partnership’s deferred tax liabilities and assets are as follows:

	December 31, 2011	December 31, 2010
	$	$
Deferred tax assets:
Tax losses carried forward(1)	169,125	74,149
Provisions	1,353	1,878
Unfavorable contract	35,491	—

Total deferred tax assets:	205,969	76,027

Deferred tax liabilities:
Vessels and equipment	60,776	41,614
Long-term debt	24,918	31,077
Other	3,178	2,900

Total deferred tax liabilities	88,872	75,591

Net deferred tax assets	117,097	436

Valuation allowance	(116,706)	—

Net deferred tax assets(2)	391	436

Disclosed in:
Other assets	391	2,041
Deferred income tax	—	(1,605)

Net deferred tax assets (liabilities)	391	436

(1)	The net operating loss carryforwards of $603.0 million are available to offset future taxable income in the applicable jurisdictions, and can be carried forward indefinitely.
(2)	The change in the net deferred tax assets is related to the change in temporary differences and foreign exchange gains.

The components of the provision for income taxes are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2011	2010	2009
	$	$	$
Current	(7,293)	(6,038)	(5,583)
Deferred	614	15,756	(8,209)

Income tax (expense) recovery	(6,679)	9,718	(13,792)

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

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2011	2010	2009
	$	$	$
Net (loss) income before taxes	(90,192)	69,145	134,594
Net (loss) income not subject to taxes	(114,251)	(121,917)	269,581

Net (loss) income subject to taxes	24,059	191,062	(134,987)

At applicable statutory tax rates	6,812	43,139	(43,032)
Permanent difference	(11,444)	(44,706)	(17,718)
Adjustments related to currency differences	(14,044)	(9,514)	70,654
Temporary differences for which no deferred tax asset was recognized	705	1,363	205
Valuation allowance	24,673	—	—
Prior year current taxes accrued	(23)	—	3,683

Tax (recovery) expense related to current year	6,679	(9,718)	13,792

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following is a tabular reconciliation of the Partnership’s total amount of unrecognized tax benefits at the beginning and end of 2011, 2010, and 2009:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2011	2010	2009
	$	$	$
Balance of unrecognized tax benefits as at January 1,	5,929	5,516	—
Increases for positions related to prior years	(122)	—	5,049
Increases for positions related to the current year	424	413	467

Balance of unrecognized tax benefits as at December 31,	6,231	5,929	5,516

The Partnership does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2007 through 2011 remain open to examination by some of the taxing jurisdictions in which the Partnership is subject to tax.

The interest and penalties on unrecognized tax benefits included in the tabular reconciliation above were not material.

15.	Commitments and Contingencies

a)	During the year ended December 31, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to the Partnership for a 33% equity interest in a subsidiary of the Partnership. The equity issuance resulted in a dilution loss of $7.4 million. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as of December 31, 2011.

b)	The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.

On November 13, 2006, the Partnership’s shuttle tanker, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Partnership. The Navion Hispania and the Njord Bravo both incurred damages as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL), a subsidiary of the Partnership, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field (or the Plaintiffs). The claim sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately USD $36 million). The matter was heard before the Stavanger District Court in December 2011. The court found that NOL is liable for damages to the Plaintiffs, but excluded a large part of the indirect or consequential losses from the liability. The court also found that Statoil ASA is liable for the same amount of damages to NOL. The parties may appeal against the decision of the court. As a result of the recent judgment, as at December 31, 2011, the Partnership has recognized a liability of NOK 76,000,000 (approximately $12.7 million, which is a reduced amount in accordance with the court’s decision to exclude a large part of the indirect or consequential losses) and a corresponding receivable from Statoil recorded in other liabilities and other assets, respectively.

The Partnership believes the likelihood of any losses relating to the claim is remote. The Partnership believes that the charter contract relating to the Navion Hispania requires that Statoil be responsible and indemnify the Partnership for all losses relating to the damage to the Njord Bravo. The Partnership and Teekay Corporation also maintain P&I insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Partnership believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by Statoil, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify the Partnership for any losses it may incur in connection with this incident.

c)	In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four newbuilding shuttle tankers to be constructed by Samsung Heavy Industries in South Korea for a total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). As at December 31, 2011, payments made towards these commitments totaled $44.6 million and the remaining payments required to be made under these newbuilding contracts are $78.1 million (2012) and $323.3 million (2013). Upon their scheduled delivery during mid to late 2013, the vessels will commence operations under 10-year, fixed-rate time-charter-out contracts. The contract with BG also includes certain extension options and vessel purchase options exercisable by the charterer.

d)	The Partnership consolidates certain variable interest entities (or VIEs). In general, a variable interest entity is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if it has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The Partnership consolidated Nansen Spirit LLC, which owns the newbuilding shuttle tanker, the Nansen Spirit, in its consolidated financial statements effective October 1, 2010. On that date Nansen Spirit LLC became a VIE and the Partnership became its primary beneficiary upon the Partnership’s agreement to acquire all of Teekay Corporation’s interests in Nansen Spirit LLC (see note 12f). Upon the Partnership’s acquisition of Nansen Spirit LLC on December 10, 2010, which coincided with the commencement of the time-charter contract for the Nansen Spirit, Nansen Spirit LLC was no longer a VIE. Subsequent to the acquisition of the Nansen Spirit LLC, this vessel company continues to be consolidated as we hold voting control.

The Partnership consolidated Peary Spirit LLC, which owns the newbuilding shuttle tanker, the Peary Spirit, in its consolidated financial statements effective October 1, 2010. On that date Peary Spirit LLC became a VIE and the Partnership became its primary beneficiary upon the Partnership’s agreement to acquire all of Teekay Corporation’s interests in Peary Spirit LLC (see note 12g). Upon the Partnership’s acquisition of Peary Spirit LLC on August 2, 2011, which coincided with the commencement of the time-charter contract for the Peary Spirit, Peary Spirit LLC was no longer a VIE. Subsequent to the acquisition of the Peary Spirit LLC, this vessel company continues to be consolidated as we hold voting control.

The following table summarizes the balance sheet of the Peary Spirit LLC as at December 31, 2010:

As at
December 31,
2010
$
ASSETS
Vessels and equipment
Advances on newbuilding contracts	52,195
Other assets	1,486

Total assets	53,681

LIABILITIES AND DEFICIT
Accrued liabilities	56
Current portion of long-term debt	1,037
Advances from affiliates	28,760
Long-term debt	23,843

Total liabilities	53,696
Total deficit	(15)

Total liabilities and total deficit	53,681

16.	Supplemental Cash Flow Information

a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2011, 2010, and 2009 are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2011	2010	2009
	$	$	$
Accounts receivable	(13,788)	13,189	(29,304)
Prepaid expenses and other assets	(6,139)	5,680	(7,190)
Accounts payable and accrued liabilities	(8,716)	23,526	21,483
Advances (to) from affiliate	17,347	(7,931)	23,942

	(11,296)	34,464	8,931

b)	Cash interest paid (including interest paid by the Dropdown Predecessor and realized losses on interest rate swaps) during the years ended December 31, 2011, 2010, and 2009 totaled $91.1 million, $80.5 million, and $97.2 million, respectively.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

c)	Taxes paid (including taxes paid by the Dropdown Predecessor) during the years ended December 31, 2011, 2010, and 2009 totaled $4.8 million, $1.1 million and ($0.4) million, respectively.

d)	The Partnership’s consolidated statement of cash flows for the year ended December 31, 2011 reflects the Dropdown Predecessors as if the Partnership had acquired the Dropdown Predecessors when the vessel began operations under the ownership of Teekay Corporation. For non-cash changes related to the Dropdown Predecessors, see note 12.

e)	The contribution from the non-controlling interest owner described in note 15a has been treated as a non-cash transaction in the Partnership’s consolidated statement of cash flows.

f)	The cash portion of the purchase price of vessels acquired from Teekay Corporation is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2011	2010	2009
	$	$	$
Peary Spirit (note 12g)	(37,729)	—	—
Scott Spirit (note 12j)	(22,954)	—	—
Falcon Spirit (net of cash acquired of $2.8 million) (note 12c)	—	(14,099)	—
Rio das Ostras (net of cash acquired of $17.7 million) (note 12d)	—	(58,721)	—
Amundsen Spirit (note 12e)	—	(17,671)	—
Nansen Spirit (note 12f)	—	(16,560)	—
Petrojarl Varg (note 12b)	—		(100,000)

	(60,683)	(107,051)	(100,000)

g)	Contribution (distribution) of capital from (to) Teekay Corporation to (from) the Dropdown Predecessor is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2011	2010	2009
	$	$	$
Relating to Scott Spirit (note 12j)	2,305	—	—
Relating to Falcon Spirit (note 12c)	—	3,608	104
Relating to Rio das Ostras (note 12d)	—	(2,791)	21,475
Relating to Amundsen Spirit (note 12e)	—	3,496	—
Relating to Petrojarl Varg (note 12b)	—	—	110,386

	2,305	4,313	131,965

17.	Partners’ Equity and Net Income (Loss) Per Unit

At December 31, 2011, of the Partnership’s total limited partner units outstanding, 68.34% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.

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

During the year ended December 31, 2011, cash distributions exceeded $0.4025 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and the General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

Net (Loss) Income Per Unit

Net (loss) income per unit is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.

The General Partner’s, common unitholders’ and subordinated unitholders’ interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnerships’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net (loss) income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and foreign currency translation gains (losses).

Public Offerings

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

On March 22, 2010, the Partnership completed a public offering of 5.1 million common units (including 660,000 units issued upon exercise of the underwriters’ overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the General Partner’s $2.0 million proportionate capital contribution). The Partnership used the net proceeds of $95.5 million to repay the remaining $60.0 million of the Teekay Corporation vendor financing from the September 2009 acquisition of the FPSO unit, the Petrojarl Varg, and to finance a portion of the acquisition of Teekay Corporation’s interest in an FSO unit, the Falcon Spirit, together with its operations and time-charter contract, for $44.1 million on April 1, 2010.

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Private Placements

On March 8, 2011, the Partnership issued 7.6 million common units to Teekay Corporation and a 2% proportionate interest to the General Partner as part of the consideration for the Partnership’s acquisition of the remaining 49% interest in OPCO (see note 12i).

On July 7 2011, the Partnership issued 0.7 million common units to an institutional investor for net proceeds of $20.4 million (including the General Partner’s 2% proportionate capital contribution). The Partnership used the proceeds from the issuance of common units to partially finance the shipyard installments for the four Suezmax newbuilding shuttle tankers.

On November 30, 2011 the Partnership issued 7.1 million common units to a group of institutional investors for proceeds of $173.4 million (including the General Partner’s 2% proportionate capital contribution). Upon completion of the private placement, the Partnership had 70.6 million common units outstanding. The Partnership used the proceeds from the issuance of common units to finance the purchase from Sevan of the Piranema Spirit FPSO unit. As a result of the transaction, Teekay Corporation’s ownership of the Partnership was decreased from 36.51% to 33.03%, including the General Partner’s interest 2%.

18.	Acquisition of Piranema Spirit

On November 30, 2011, the Partnership acquired a 100% of the shares of Piranema Production AS from Sevan Marine ASA for a total purchase price of $164.3 million. The purchase price was paid in cash and was financed through the concurrent issuance of 7.1 million common units (see note 17). Piranema Production AS owns the 2007-built Piranema Spirit FPSO unit, which is currently operating under a long-term charter, with cost escalation clauses, to Petrobras on the Piranema field located offshore Brazil. The firm period of the charter expires in March 2018, however Petrobras has up to 11 one-year extension options.

The acquisition of the Piranema Spirit FPSO unit has been accounted for using the purchase method of accounting, based upon estimates of fair value. Certain of these estimates of fair value are preliminary and are subject to further adjustment. Operating results of the Piranema Spirit FPSO unit are reflected in these financial statements commencing November 30, 2011, the effective date of acquisition. During December 2011, the Partnership recognized $4.8 million of revenue and $1.5 million of net income resulting from its acquisition of the Piranema Spirit.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed by the Partnership.

As at November 30,
2011
(in thousands of U.S. dollars)	$
ASSETS
Cash and cash equivalents	2,439
Other current assets	5,308
Vessels and equipment	292,242
Other assets—long-term	659

Total assets acquired	300,648

LIABILITIES
Current liabilities	8,458
In-process revenue contracts	127,900

Total liabilities assumed	136,358

Net assets acquired	164,290

Cash consideration	164,290

Net cash consideration	161,851

The following table shows comparative summarized consolidated pro forma financial information for the Partnership for the years ended December 31, 2011 and 2010, giving effect to the acquisition of a 100% interest in the Piranema Spirit FPSO unit as if it had taken place on January 1, 2010:

	Pro Forma	Pro Forma
	Year ended	Year ended
	December 31, 2011	December 31, 2010
	(unaudited)	(unaudited)
(in thousands of U.S. dollars, except per unit data)	$	$
Revenues	1,000,209	955,083
Net (loss) income	(98,030)	76,449
Limited partners’ interest in net (loss) income per unit
- Common unit (basic and diluted)	(1.60)	0.99

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

19.	Write-down of Vessels

During 2011, the Partnership determined that nine of its vessels, as described below, were impaired and wrote down the carrying values of the vessels to fair value, which is either the estimated sales price of the vessel or the estimated scrap value. The Partnership identified the following indicators of impairment: the age of the vessels; the requirements of operating in the North Sea and in Brazil; a change in the operating plans for certain vessels; escalating dry-dock costs; the weak tanker market, which has largely been caused by an over-supply of vessels relative to demand; a continued general decline in the fair market value of vessels; and a general decline in the future outlook for shipping and the global economy combined with delayed optimism on when the recovery may occur.

The Partnership’s consolidated statement of loss for the year ended December 31, 2011 includes a $54.1 million write-down on five of the Partnership’s conventional crude oil tankers. In August 2011, the existing charter contract of the Scotia Spirit was terminated and the vessel was sold. Prior to the sale, the vessel was classified as held-for-sale and its value written down to its estimated sales price. In the third quarter of 2011, the Partnership wrote-down two conventional tankers, the Luzon Spirit and Leyte Spirit, due to the expiration of their time-charter contracts in December 2011 and the proposed temporary lay-up of the vessels during 2012. The Luzon Spirit and Leyte Spirit were written down to their estimated scrap value. In the fourth quarter of 2011, the Partnership decided to sell the Hamane Spirit and the Torben Spirit in 2012 and to terminate their existing charter contracts concurrently with the sale. As at December 31, 2011, these vessels are classified as held-for-sale and their carrying values were written down to fair value, which is their estimated sales price.

The Partnership’s consolidated statement of loss for the year ended December 31, 2011 includes a $28.3 million write-down on three of the Partnership’s older shuttle tankers, all which will be 20-years old in 2012. The age of the vessels, the requirements of trading in the North Sea and the weak tanker market resulted in the Partnership writing down the carrying values of the vessels to their estimated fair value.

The Partnership’s consolidated statement of loss for the year ended December 31, 2011 includes a $8.6 million write-down on one of the Partnership’s FSO units. The FSO unit, the Navion Saga, was written down mainly due to escalating dry-dock costs and increased operating costs. The Partnership wrote down the carrying values of the FSO unit to its estimated fair value.

The Partnership’s 2010 consolidated statement of income includes a write-down of $9.4 million for impairment on a 1992-built shuttle tanker, the Basker Spirit. The charter contract of the vessel was terminated in early-2011. The Partnership wrote down the carrying value of the vessel to its estimated sales price.

20.	Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments became effective for the Partnership on January 1, 2012. The Partnership is currently assessing the potential impacts, if any, of these amendments on its consolidated financial statements.

21.	Subsequent Events

a)	On January 18, 2012, the Partnership issued NOK 600 million in senior unsecured bonds that mature in January 2017 in the Norwegian bond market. The aggregate principal amount of the bonds is equivalent to approximately $100 million. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap, to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 7.49%. The proceeds from the bonds were used for general partnership purposes.

b)	On February 17, 2012, the Partnership entered into a $130 million debt facility secured by the Piranema Spirit FPSO unit that matures in February 2017. The interest payments on the facility are based on LIBOR plus a margin of 3%. The principal repayments are identical quarterly payments with a final balloon payment in February 2017. The proceeds from the debt facility were used for general partnership purposes, including repayment of existing revolving credit facility debt.