Form 20-F
period 2012-12-31
Teekay Offshore Partners L.P.
filed 2013-04-11
CIK 1382298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Telephone: (441) 298-2530

(Address and telephone number of principal executive offices)

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

80,105,408 Common Units

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark if the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our distribution policy and our ability to make cash distributions on our units or any increases in quarterly distributions;

•	growth prospects of the offshore and tanker markets;

•	our potential additional shuttle tanker, floating storage and off-take (or FSO) and floating production, storage and offloading (or FPSO) projects;

•	the recent economic downturn and financial crisis in the global market, and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	the completion of the acquisition of the Voyageur Spirit FPSO unit;

•	the expected commencement date and estimated cost of FPSO projects;

•	the expected delivery dates of newbuilding vessels or conversions of existing vessels;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker markets;

•	our competitive advantage in the shuttle tanker market;

•	the expected lifespan of our vessels;

•	the expected costs of newbuildings and vessel conversions;

•	the estimated sales price or scrap value of vessels;

•	estimated capital expenditures and our ability to fund them;

•	expected increases in vessel operating expenses and charter rates for our vessels;

•	our ability to maintain and expand long-term relationships with major crude oil companies, including our ability to service fields until they no longer produce;

•	the derivation of a substantial majority of revenue from a limited number of customers;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into fixed-rate time charters with customers;

•	obtaining offshore projects that we or Teekay Corporation bid on or that Teekay Corporation is awarded;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	the future valuation of goodwill;

•	our expectations as to any impairment of our vessels;

•	our insurance coverage is adequate;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	anticipated taxation of our partnership and its subsidiaries and taxation of unitholders;

•

our general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Corporation and for reimbursements of fees and costs of Teekay Offshore GP L.L.C., our general partner (or the General Partner);

•	our ability to avoid labor disruptions and attract and retain highly skilled personnel; and

•	our business strategy and other plans and objectives for future operations.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay Offshore Partners L.P. and its subsidiaries for the fiscal years 2008 through 2012, which have been derived from our audited consolidated financial statements.

The following tables should be read together with, and are qualified in their entirety by reference to, (a) Item 5: Operating and Financial Review and Prospects, included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for each of the fiscal years ended December 31, 2010 through 2012.

From time to time we purchase vessels from Teekay Corporation.

In June 2008, we acquired from Teekay Corporation its interests in two 2008-built Aframax-class lightering tankers, the SPT Explorer and the SPT Navigator, together with their charter contracts. In September 2009, we acquired from Teekay Corporation its interest in an FPSO unit, the Petrojarl Varg, along with its operations and charter contracts. In April 2010, we acquired from Teekay Corporation an FSO unit, the Falcon Spirit, together with its charter contract. In October 2010, we acquired from Teekay Corporation the Cidade de Rio das Ostras (or Rio das Ostras) FPSO unit, along with its operations and charter contracts. In October 2010, we also acquired from Teekay Corporation a newbuilding shuttle tanker, the Amundsen Spirit, on charter to Statoil. In October 2011, we acquired a newbuilding shuttle tanker, the Scott Spirit, from Teekay Corporation.

These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method, in which our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect these vessels and the results of operations of the vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on October 1, 2006 (Petrojarl Varg), January 7, 2008 (SPT Explorer), March 28, 2008 (SPT Navigator), April 1, 2008 (Rio das Ostras), December 15, 2009 (Falcon Spirit), July 30, 2010 (Amundsen Spirit) and July 22, 2011 (Scott Spirit). Please read Item 18 – Financial Statements: Note 2 – Dropdown Predecessor.

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

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of US dollars, except per unit, unit and fleet data)
Income Statement Data:
Revenues	$931,394	$805,977	$840,663	$873,501	$926,137
Operating expenses:
Voyage expenses (1)	199,887	96,871	113,508	106,377	116,111
Vessel operating expenses (2) (10)	237,618	248,026	255,561	279,963	284,712
Time-charter hire expense	132,234	117,202	89,795	74,478	56,989
Depreciation and amortization	151,365	165,140	174,861	176,483	193,383
General and administrative (10)	64,192	59,036	61,192	71,506	74,399
Goodwill impairment charge	149,129	—	—	—	—
Write down of vessels	—	—	9,441	36,868	23,430
Loss on sale of vessels	—	—	—	171	1,112
Restructuring charge	—	5,008	119	3,924	1,115

Total operating expenses	$934,425	$691,283	$704,477	$749,770	$751,251

(Loss) income from vessel operations	(3,031)	114,694	136,186	123,731	174,886
Interest expense	(90,212)	(49,361)	(36,576)	(36,216)	(47,799)
Interest income	4,224	1,232	842	659	1,027
Realized and unrealized (loss) gain on derivative instruments	(193,345)	51,944	(55,666)	(159,744)	(26,349)
Foreign currency exchange gain (loss) (3)	9,828	(11,184)	941	1,500	(313)
Other income - net	11,817	9,431	6,810	3,681	1,536
Income tax recovery (expense)	62,090	(13,792)	9,718	(6,679)	10,477

Net (loss) income from continuing operations	(198,629)	102,964	62,255	(73,068)	113,465
Net income (loss) from discontinued operations	8,080	17,838	16,608	(23,803)	9,550

Net (loss) income	$(190,549)	$120,802	$78,863	$(96,871)	$123,015

Non-controlling interests in net (loss) income from continuing operations	4,423	48,749	29,240	19,527	58
Non-controlling interests in net income (loss) from discontinued operations	6,066	8,741	8,138	2,927	—
Non-controlling interests in net (loss) income	10,489	57,490	37,378	22,454	58
Dropdown Predecessor’s interest in net (loss) income	(182,071)	(419)	(16,685)	(15,075)	—
General Partner’s interest in net (loss) income from continuing operations	195	2,163	3,723	3,293	10,196
General Partner’s interest in net income (loss) from discontinued operations	(19)	360	636	1,103	859
General Partner’s interest in net (loss) income	176	2,523	4,359	4,396	11,055
Limited partners’ interest:
Net (loss) income from continuing operations	(21,176)	52,471	45,977	(80,813)	103,211
Net (loss) income from continuing operations per:
Common unit (basic and diluted) (4)	(0.72)	1.59	1.04	(1.29)	1.40
Subordinated unit (basic and diluted) (4)	(1.02)	1.54	—	—	—
Total unit (basic and diluted) (4)	(0.84)	1.58	1.04	(1.29)	1.40
Limited partners’ interest:
Limited partners’ interest in net income (loss) from discontinued operations	2,033	8,737	7,834	(27,833)	8,691
Limited partners’ interest in net income (loss) from discontinued operations per:
Common unit (basic and diluted) (4)	0.07	0.26	0.18	(0.45)	0.12
Subordinated unit (basic and diluted) (4)	0.10	0.26	—	—	—
Total unit (basic and diluted) (4)	0.08	0.26	0.18	(0.45)	0.12
Limited partners’ interest:
Net (loss) income	(19,143)	61,208	53,811	(108,646)	111,902
Net (loss) income per:
Common unit (basic and diluted) (4)	(0.65)	1.85	1.22	(1.74)	1.52
Subordinated unit (basic and diluted) (4)	(0.92)	1.80	—	—	—
Total unit (basic and diluted) (4)	(0.76)	1.84	1.22	(1.74)	1.52
Cash distributions declared per unit	1.65	1.80	1.88	1.98	2.04

Balance Sheet Data (at end of year):
Cash and marketable securities	$138,621	$109,407	$166,483	$179,934	$206,339
Vessels and equipment (5)	2,244,100	2,120,688	2,299,507	2,585,586	2,454,623
Total assets	2,755,147	2,651,069	2,842,626	3,144,729	3,053,391
Total debt	2,096,105	2,045,055	1,717,140	2,029,076	1,769,632
Non-controlling interests (11)	201,383	219,692	212,601	78,929	72,950
Partners’ equity and Dropdown Predecessor’s equity	84,557	151,891	556,828	444,665	661,152
Accumulated other comprehensive (loss) income	(22,581)	(712)	745	(554)	(58)

Common units outstanding	20,425,000	27,900,000	55,237,500	70,626,554	80,105,108
Subordinated units outstanding	9,800,000	9,800,000	—	—	—

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$198,319	$162,361	$286,585	$254,162	$267,494
Financing activities	123,188	(200,360)	(211,600)	35,318	(206,007)
Investing activities	(311,746)	8,785	(17,909)	(276,029)	(35,082)

Other Financial Data:
Net revenues (6)	$731,507	$709,106	$727,155	$767,124	$810,026
EBITDA (7)	4,930	365,329	296,055	133,756	354,472
Adjusted EBITDA (7)	330,305	312,141	362,976	390,968	405,239
Expenditures for vessels and equipment (8)	74,123	14,260	40,645	148,480	87,408
Expenditures for dry docking (8)	29,075	41,864	23,637	26,407	19,122

Fleet data:
Average number of shuttle tankers (9)	36.7	35.9	35.2	36.5	35.5
Average number of FPSO Units (9)	1.8	2.0	2.0	2.1	3.0
Average number of conventional tankers (9)	10.7	11.0	11.0	10.6	6.0
Average number of FSO units (9)	5.0	5.0	6.0	5.2	5.0

Le total de la trésorerie et des équivalents de trésorerie correspond à une seule position.

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(3)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates, deferred income taxes and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the period. Starting in November 2010, foreign currency exchange gains and losses includes realized and unrealized gains and losses on the cross currency swaps.
(4)	Net (loss) income per unit is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the Dropdown Predecessor, the non-controlling interests and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period. We allocate the limited partners’ interest in net (loss) income, including both distributed and undistributed net (loss) income, between continuing operations and discontinued operations based on the proportion of net (loss) income from continuing and discontinuing operations to total net (loss) income.
(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation and (b) advances on newbuildings.
(6)	Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters, the charterer typically pays the voyage expenses, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to the customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the “net revenues” are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net revenues with revenues.

	Year Ended December 31,
	2008	2009	2010	2011	2012
Revenues	931,394	805,977	840,663	873,501	926,137
Voyage expenses	199,887	96,871	113,508	106,377	116,111

Net revenues	731,507	709,106	727,155	767,124	810,026

(7)	EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•

Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of the fundamental performance of us from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net (loss) income between periods. We believe that including EBITDA and Adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common units.

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

Neither EBITDA nor Adjusted EBITDA, which are non-GAAP measures, should be considered as an alternative to net (loss) income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net (loss) income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Report may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net (loss) income, and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of US dollars)
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net (loss) income”:
Net (loss) income	$(190,549)	$120,802	$78,863	$(96,871)	$123,015
Depreciation and amortization	151,365	165,140	174,861	176,483	193,383
Interest expense, net of interest income	85,988	48,129	35,734	35,557	46,772
Income tax (recovery) expense	(62,090)	13,792	(9,718)	6,679	(10,477)
Depreciation and amortization and interest expense, net of interest income related to discontinued operations	20,216	17,466	16,315	11,908	1,779

EBITDA	$4,930	$365,329	$296,055	$133,756	$354,472

Write down of vessels	—	—	9,441	36,868	23,430
Loss on sale of vessels	—	—	—	171	1,112
Goodwill impairment charge	149,129	—	—	—	—
Restructuring charge	—	5,008	119	3,924	1,115
Unrealized loss (gain) on derivative instruments	175,456	(113,570)	5,618	107,860	(39,538)
Realized loss on interest rate swaps	21,470	51,084	49,224	58,475	58,596
Foreign exchange (gain) loss(i)	(9,841)	11,242	3,090	3,081	11,013
Amortization of in-process revenue contracts	(10,839)	(6,952)	(571)	(1,074)	(12,636)
Write down of vessels and loss on sale of vessels related to discontinued operations	—	—	—	54,069	7,675

Adjusted EBITDA	$330,305	$312,141	$362,976	$390,968	$405,239

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	$198,319	$162,361	$286,585	$254,162	$267,494
Expenditures for dry docking	29,075	41,864	23,637	26,407	19,122
Interest expense, net of interest income	85,988	48,129	35,734	35,557	46,772
Current income tax expense (recovery)	1,006	5,583	6,038	7,293	(1,669)
Realized loss (gain) on interest rate swaps	21,470	51,084	49,224	58,475	58,596
Change in working capital	(6,987)	(8,931)	(34,464)	11,296	17,447
Restructuring charge	—	5,008	119	3,924	1,115
Other, net	(1,751)	5,613	(4,732)	(6,827)	(4,169)
Interest expense, net of interest income related to discontinued operations	3,185	1,430	835	681	531

Adjusted EBITDA	$330,305	$312,141	$362,976	$390,968	$405,239

(i)	Foreign exchange (gain) loss excludes the unrealized gain of $10.7 million (2011 – loss of $1.6 million, 2010 – gain of $4.0 million, 2009 and 2008 – $nil) on cross currency swaps, which is incorporated in unrealized loss (gain) on derivative instruments in the table.

(8)	Expenditures for dry docking are disclosed on a cash basis. Expenditures for vessels and equipment excludes non-cash investing activities. Please read Item 18 – Financial Statements: Note 16 – Supplemental Cash Flow Information.
(9)	Average number of vessels consists of the average number of owned and chartered-in vessels that were in our possession during a period, including the Dropdown Predecessor and those in discontinued operations.

(10)	Vessel operating expenses and general and administrative expenses include unrealized gain (loss) on derivative instruments. Please read Item 18 – Financial Statements: Note 13 – Derivative Instruments.
(11)	Non-controlling interests includes redeemable non-controlling interest. Please read Item 18 – Financial Statements: Note 15 (b) – Commitments and Contingencies.

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

•	the price and level of production of, and demand for, crude oil, particularly the level of production at the offshore oil fields our subsidiaries service under contracts of affreightment;

•	the operating performance of our FPSO units, whereby receipt of incentive-based revenue from our FPSO units is dependent upon the fulfillment of the applicable performance criteria;

•	the level of their operating costs, such as the cost of crews and repairs and maintenance;

•	the number of off-hire days for their vessels and the timing of, and number of days required for, dry docking of vessels;

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

We may not have sufficient cash from operations to enable us to pay the current level of distribution on our units or to maintain or increase distributions.

The source of our earnings and cash flow includes cash distributions from our subsidiaries. Therefore, the amount of distributions we are able to make to our unitholders will fluctuate based on the level of distributions made to us by our subsidiaries. Our subsidiaries may not make quarterly distributions at a level that will permit us to maintain or increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our common unitholders if our subsidiaries increase or decrease distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by our subsidiaries to us.

Our ability to distribute to our unitholders any cash we may receive from our subsidiaries is or may be limited by a number of factors, including, among others:

•	interest expense and principal payments on any indebtedness we incur;

•	distributions on any preferred units we may issue;

•	restrictions on distributions contained in any of our current or future debt agreements;

•	fees and expenses of us, our general partner, its affiliates or third parties we are required to reimburse or pay, including expenses we incur as a result of being a public company; and

•	reserves our general partner believes are prudent for us to maintain for the proper conduct of our business or to provide for future distributions.

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

In addition, actual maintenance capital expenditures vary significantly from quarter to quarter based on the number of vessels dry docked during that quarter. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, maintenance capital expenditures will typically increase in periods when there is an increase in the number of vessels dry docked. Significant maintenance capital expenditures reduce the amount of cash that we have available for distribution to our unitholders.

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

Currently, the total delivered cost for a shuttle tanker is approximately $65 to $150 million, the cost of converting an existing tanker to an FSO unit is approximately $50 to $200 million and the cost of an FPSO unit is approximately $100 million to $2 billion, although actual costs vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

We and Teekay Corporation regularly evaluate and pursue opportunities to provide marine transportation services and offshore oil production and storage services for new or expanding offshore projects. Under an omnibus agreement that we have entered into in connection with our initial public offering, Teekay Corporation is required to offer to us, within 365 days of their deliveries, certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, including certain vessels of Teekay Corporation’s subsidiary Teekay Petrojarl AS (or Teekay Petrojarl), provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects. Neither we nor Teekay Corporation may be awarded charters or contracts of affreightment relating to any of the projects we pursue or it pursues, and we may choose not to purchase the vessels Teekay Corporation is required to offer to us under the omnibus agreement. If we elect pursuant to the omnibus agreement to obtain Teekay Corporation’s interests in any projects Teekay Corporation may be awarded, or if we bid on and are awarded contracts relating to any offshore project, we will need to incur significant capital expenditures to buy Teekay Corporation’s interest in these offshore projects or to build the offshore units.

We typically must pay between 10% to 20% of the purchase price of a shuttle tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately three to four years from the time the order is placed). During the construction period, we generally are required to make installment payments on newbuildings prior to their delivery, in addition to incurring financing, miscellaneous construction and project management costs. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest or cash required to maintain our current level of quarterly distributions to unitholders prior to generating cash from the operation of the newbuilding.

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

Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other business opportunities and paying distributions to you.

If we are awarded contracts for additional offshore projects or otherwise acquire additional vessels or businesses, our consolidated debt may significantly increase. As at December 31, 2012, our total debt was approximately $1.8 billion and we had the ability to borrow an additional $213.5 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities. Two of our revolving credit facilities will mature in late 2014 and require an aggregate principal repayment of $570.4 million. Our level of debt could have important consequences to us, including:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes and our ability to refinance our credit facilities may be impaired or such financing may not be available on favorable terms;

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

Six revolving credit facilities are guaranteed by us and certain of our subsidiaries for all outstanding amounts and contain covenants that require us to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of at least $75.0 million and 5.0% of the our total consolidated debt. Our remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 29 of our vessels, together with other related security. The ability of Teekay

Corporation or us to comply with covenants and restrictions contained in debt instruments may be affected by events beyond their or our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. Neither Teekay Corporation nor we might have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

We have one revolving credit facility that requires us to maintain a vessel value to outstanding drawn principal balance ratio of a minimum of 105%. As at December 31, 2012, this ratio was 113%. The vessel value used in this ratio is the appraised value prepared by us based on second-hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio.

At December 31, 2012 we and Teekay Corporation were in compliance with all covenants in the credit facilities and long-term debt.

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

We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Petrobras Transporte S.A., Statoil ASA, Talisman Energy Inc and Teekay Corporation accounted for approximately 28%, 21%, 13%, and 10%, and 24%, 24%, 13%, and 11%, respectively, of consolidated revenues from continuing operations during 2012 and 2011, respectively. Statoil ASA, Petrobras Transporte S.A., Talisman Energy Inc, and Teekay Corporation accounted for approximately 28%, 21%, 13%, and 10%, respectively, of consolidated revenues from continuing operations during 2010. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods.

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

The rate of oil production at fields we service may decline from existing or future levels. If such a reduction occurs, the spot market rates in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment. We may receive a reduced production incentive payment or no production incentive payment under the Petrojarl Varg operations contract depending on production levels. Talisman Energy Norge AS (or Talisman Energy) may terminate the Petrojarl Varg operations contract if the Varg field does not yield sufficient revenues. Low spot market rates for the shuttle tankers or any idle time prior to the commencement of a new contract or our inability to redeploy any of our FPSO units at an acceptable rate may have an adverse effect on our business and operating results.

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

In recent years, the global economy experienced an economic downturn and crisis in the global financial markets that produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If there is economic instability in the future, we may face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

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

We expect substantial competition for providing services for potential shuttle tanker, FSO and FPSO projects from a number of experienced companies, including state-sponsored entities. Our Aframax conventional tanker business also faces substantial competition from major oil companies, independent owners and operators and other sized tankers. Many of our competitors have significantly greater financial resources than do we, or Teekay Corporation, which also may compete with us. We anticipate that an increasing number of marine transportation companies – including many with strong reputations and extensive resources and experience – will enter the FSO and FPSO sectors. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

Shuttle tankers, FSO units and FPSO units are complex and their operations are technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and operating results.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. In recent years, the frequency and severity of piracy incidents has significantly increased, particularly in the Gulf of Aden and Indian Ocean. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Please see Item 4. Information on the Partnership – B. Business Overview – Regulations for important information on these regulations, including potential impacts on us.

Exposure to currency exchange rate fluctuations results in fluctuations in cash flows and operating results.

We currently are paid partly in Norwegian Kroner under some of our time charters and contracts of affreightment. In addition, we and our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us administrative services and to our operating subsidiaries managerial, operational and administrative services. Under the services agreements, the applicable subsidiaries of Teekay Corporation are paid in U.S. dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroner. Fluctuating exchange rates may result in increased payments by us under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner. We have entered into foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest.

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

•

own, operate and charter offshore vessels and related time charters or contracts of affreightment acquired as part of a business or package of assets and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the offshore vessels and related contracts, as determined in good faith by Teekay Corporation’s Board of Directors or the conflicts committee of the Board of Directors of Teekay LNG Partners L.P.’s general partner, as applicable; however, if at any time Teekay Corporation or Teekay LNG Partners L.P. completes such an acquisition, it must, within 365 days of the closing of the transaction, offer to sell the offshore vessels and related contracts to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay LNG Partners L.P. that would be required to transfer the vessels and contracts to us separately from the acquired business or package of assets; or

•

own, operate and charter offshore vessels and related time charters and contracts of affreightment that relate to tenders, bids or awards for an offshore project that Teekay Corporation or any of its subsidiaries submits or receives; however, at least 365 days after the delivery date of any such offshore vessel, Teekay Corporation must offer to sell the vessel and related time charter or contract of affreightment to us, with the vessel valued (a) for newbuildings originally contracted by Teekay Corporation, at its “fully-built-up cost” (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire, construct and/or convert and bring such offshore vessel to the condition and location necessary for our intended use, plus project development costs for completed projects and projects that were not completed but, if completed, would have been subject to an offer to us) and (b) for any other vessels, Teekay Corporation’s cost to acquire a newbuilding from a third party or the fair market value of an existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the “fully-built-up cost” of converting the vessel prior to delivery to us.

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

As at March 1, 2013, Teekay Corporation indirectly owns the 2.0% general partner interest and a 27.36% limited partner interest in us and controls our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our general partner are directors or officers of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

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

The fiduciary duties of the officers and directors of our general partner may conflict with those of the officers and directors of Teekay Corporation.

Our general partner’s officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our partners. However, the Chief Executive Officer and Chief Financial Officer and all of the non-independent directors of our general partner also serve as executive officers or directors of Teekay Corporation. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation, on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.

Tax Risks

In addition to the following risk factors, you should read Item 4E – Taxation of the Partnership, Item 10 – Additional Information – Material U.S. Federal Income Tax Considerations and Item 10 – Additional Information – Non-United States Tax Consequences for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Common Units.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A non.-U.S. entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

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

If the IRS were to determine that we are or have been a PFIC for any taxable year, U.S. unitholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. unitholders make certain elections available under the Code, such unitholders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common units, as if such distribution or gain had been recognized ratably over the unitholder’s holding period. Please read Item 10 – Additional Information: Material U.S. Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification.

We may be subject to taxes, which reduces our Cash Available for Distribution to partners.

We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. For example, authorities in Norway have asserted certain positions that may result in additional tax imposed on our subsidiaries in Norway. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our Norwegian subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, Teekay Corporation indirectly owns less than 50.0% of the value of our outstanding units and therefore we believe that we do not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code and our U.S. source income is subject to taxation under Section 887 of the Code. The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control.

Common unitholders may be subject to income tax in one or more non-U.S. countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require common unitholders to file a tax return with, and pay taxes to, those countries.

We intend that our affairs and the business of each of our subsidiaries is conducted and operated in a manner that minimizes foreign income taxes or which may be imposed upon you as a result of owning our common units. However, there is a risk that common unitholders will be subject to tax in one or more countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If common unitholders are subject to tax in any such country, common unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to common unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to common unitholders. The United States may not allow a tax credit for any foreign income taxes that common unitholders directly or indirectly incur.

Item 4. Information on the Partnership

A. Overview, History and Development

Overview and History

We are an international provider of marine transportation, oil production and storage services to the offshore oil industry. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and our controlled affiliates to pursue growth opportunities in this market. As of March 1, 2013, Teekay Corporation, which owns and controls our general partner, owned 27.92% of the limited partner interest in us.

Please see Item 5. Operating and Financial Review and Prospects – Management Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments for recent acquisitions and developments.

As of December 31, 2012, our fleet consisted of:

•

Shuttle Tankers. Our shuttle tanker fleet consisted of 38 vessels (including four newbuildings) that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 38 shuttle tankers, six were held through 50% owned subsidiaries, three through a 67% owned subsidiary and four are chartered-in by us, with the remainder owned 100% by us. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Subsequent to December 31, 2012 a 1992-built shuttle tanker was sold. The average term of the contracts of affreightment, weighted based on vessel years, is 3.8 years. The time charters and bareboat charters have an average remaining contract term of approximately 4.8 years. As of December 31, 2012, our shuttle tanker fleet, including newbuildings on order, had a total cargo capacity of approximately 4.7 million deadweight tonnes (or dwt), representing more than 51% of the total tonnage of the world shuttle tanker fleet.

•

FPSO Units. We had three FPSO units, in which we have 100% ownership interests. These vessels operate under operations and charter contracts with major energy companies in the North Sea and Brazil. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. The FPSO contracts have an average remaining term of approximately 4.5 years. As of December 31, 2012, our FPSO units had a total production capacity of approximately 0.1 million barrels of oil per day. We have agreed to acquire the Voyageur Spirit, FPSO unit from Teekay Corporation, which is expected to be completed in April 2013.

•

Conventional Tankers. We had a fleet of seven Aframax conventional crude oil tankers, four of which operate under fixed-rate time charters with Teekay Corporation, one of which has been laid up and sold subsequent to December 31, 2012 and two vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans. We have 100% ownership in all of these vessels. The average remaining term on these time charter and bareboat charter contracts is approximately 4.2 years. As of December 31, 2012, our conventional tankers had a total cargo capacity of approximately 0.7 million dwt.

•

FSO Units. We had a fleet of five FSO units, in which we have 100% ownership interests. All of the FSO units operate under fixed-rate contracts, with an average remaining term of approximately 2.8 years. As of December 31, 2012, our FSO units had a total cargo capacity of approximately 0.6 million dwt.

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

As of December 31, 2012, there were approximately 102 vessels in the world shuttle tanker fleet (including 25 newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Africa, Brazil, Canada, Russia and the US Gulf. As of December 31, 2012, we owned 34 shuttle tankers (including four newbuildings) and chartered-in an additional four shuttle tankers. Subsequent to December 31, 2012, we sold a 1992-built owned shuttle tanker, which was laid-up since July 2011. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, Transpetro, Viken Shipping and J Lauritzen, which as of December 31, 2012 controlled fleets ranging from 3 to 22 shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea and Brazil.

The following tables provide additional information about our shuttle tankers as of December 31, 2012:

Vessel	Capacity (dwt)	Built	Ownership	Positioning system	Operating Region	Contract Type (1)	Charterer	Contract End Date

Scott Spirit	106,000	2011	100%	DP2	North Sea	CoA	Chevron, Hess, Marathon Oil, ENI, Draugen Transport, BP, ConocoPhillips, Total, Talisman, Nexen, MTDA and PetroCanada. (5)
Grena	148,500	2003	In-chartered (until 2013) (3)	DP2	North Sea	CoA
Navion Oslo	100,300	2001	100%	DP2	North Sea	CoA
Navion Hispania	126,200	1999	100%	DP2	North Sea	CoA
Navion Britannia (2)	124,200	1998	100%	DP2	North Sea	CoA
Navion Scandia	126,700	1998	100%	DP2	North Sea	CoA
Aberdeen	87,000	1996	In-chartered (until 2014)	DP	North Sea	CoA
Navion Europa (2)	130,300	1995	67%(4)	DP	North Sea	CoA
Randgrid (2)	124,500	1995	67%(4)	DP	North Sea	CoA
Navion Norvegia (2)	130,600	1995	67%(4)	DP	North Sea	CoA	Majority of volumes are life-of-field
Navion Oceania	126,300	1999	100%	DP2	North Sea	CoA
Stena Natalita	108,000	2001	50%(6)	DP2	North Sea	CoA
Amundsen Spirit	106,000	2010	100%	DP2	North Sea	Time charter	Statoil (7)
Peary Spirit	106,000	2011	100%	DP2	North Sea	Time charter	Statoil (7)
Nansen Spirit	106,000	2010	100%	DP2	North Sea	Time charter	Statoil (7)
Sallie Knutsen	153,600	1999	In-chartered (until 2015)	DP2	North Sea	Time charter	Statoil (7)
Karen Knutsen	153,600	1999	In-chartered (until 2013)	DP2	North Sea	Time charter	Statoil (7)
Stena Sirita	126,900	1999	50%(6)	DP2	North Sea	Time charter	ExxonMobil (8)	September 2013
Stena Alexita	127,000	1998	50%(6)	DP2	North Sea	Time charter	ExxonMobil	March 2014
Navion Anglia	126,300	1999	100%	DP2	Brazil	Time charter	Petrobras	June 2016
Navion Marita	103,900	1999	100%	DP	Brazil	Time charter	Petrobras	July 2013
Navion Svenita	106,500	1997	100%	DP	Brazil	Time charter	Petrobras	December 2014
Navion Gothenburg	152,200	2006	50%(6)	DP2	Brazil	Bareboat	Petrobras (9)	July 2020
Nordic Brasilia	151,300	2004	100%	DP	Brazil	Bareboat	Petrobras (9)	July 2017
Nordic Rio	151,300	2004	50%(6)	DP	Brazil	Bareboat	Petrobras (9)	July 2017
Navion Stavanger	148,700	2003	100%	DP2	Brazil	Bareboat	Petrobras (9)	July 2019
Petroatlantic	92,900	2003	100%	DP2	North Sea	Bareboat	Teekay Corporation	March 2016
Petronordic	92,900	2002	100%	DP2	North Sea	Bareboat	Teekay Corporation	March 2016
Nordic Spirit	151,300	2001	100%	DP	Brazil	Bareboat	Petrobras (9)	April 2018
Stena Spirit	151,300	2001	50%(6)	DP	Brazil	Bareboat	Petrobras (9)	July 2018
Navion Bergen	105,600	2000	100%	DP2	Brazil	Bareboat	Petrobras (9)	April 2020
Navion Clipper (10)	78,200	1993	100%	DP		Spot
Navion Torinita (11)	106,800	1992	100%	DP2		Lay-up
Basker Spirit (12)	97,000	1992	100%	DP		Lay-up

Total capacity	4,133,900

(1)	“CoA” refers to contracts of affreightment.
(2)	The vessel is capable of loading from a submerged turret loading buoy.
(3)	We have options to extend the time charter or purchase the vessel.
(4)	Owned through a 67% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions.
(5)	Not all of the contracts of affreightment customers utilize every ship in the contract of affreightment fleet.
(6)	Owned through a 50% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions.

(7)	Under the terms of a master agreement with Statoil, the vessels are chartered under individual fixed-rate annually renewable time-charter contracts. The number of vessels may be adjusted annually based on the requirements of the fields serviced. It is expected that between one and five vessels will be required by Statoil annually. We expect four vessels will be required by Statoil by mid-2013. The vessels currently on time charter to Statoil may be replaced by vessels currently servicing contracts of affreightment or other time-charter contracts.
(8)	Charterer has an option to extend the time charter.
(9)	Charterer has the right to purchase the vessel at end of the bareboat charter.
(10)	The vessel operated under the conventional spot tanker market upon its redelivery to us in November 2012 after completing its time-charter contact. In January 2013, we signed a letter of intent with Salamander Energy plc to supply a FSO unit in Asia for a firm charter period of ten years commencing in mid-2014. We intend to convert this vessel into an FSO for an estimated cost of approximately $50 million. We are in the process of finalizing the contract terms with the charter. Subsequent to December 31, 2012 we laid up the vessel.
(11)	The vessel was 20 years old in 2012 and could no longer trade as a shuttle tanker in the North Sea and Brazil. The vessel is in lay-up following its redelivery to us in April 2012.
(12)	The vessel was laid-up since July 2011 and subsequently sold in January 2013.

On the Norwegian continental shelf, regulations have been imposed on the operators of offshore fields related to vaporized crude oil that is formed and emitted during loading operations and which is commonly referred to as “VOC.” To assist the oil companies in their efforts to meet the regulations on VOC emissions from shuttle tankers, we and Teekay Corporation have played an active role in establishing a unique co-operation among all of the approximately 29 owners of offshore fields in the Norwegian sector. The purpose of the co-operation is to implement VOC recovery systems on selected shuttle tankers and to ensure a high degree of VOC recovery at a minimum cost followed by joint reporting to the authorities. Currently, there are 19 VOC plants installed aboard shuttle tankers that operate on the Norwegian continental shelf, 14 of which are operated or owned by us. The oil companies that participate in the co-operation have engaged us to undertake the day-to-day administration, technical follow-up and handling of payments through a dedicated clearing house function.

During 2012, approximately 57% of our consolidated net revenues from continuing operations were earned by the vessels in the shuttle tanker segment, compared to approximately 62% in 2011 and 63% in 2010. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

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

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December, 2012, there were approximately 165 FPSO units operating and 44 FPSO units on order in the world fleet. At December 31, 2012, we owned three FPSO units. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. The major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, Bluewater and Bumi Armada.

The following table provides additional information about our FPSO units as of December 31, 2012:

Vessel	Production Capacity (bbl/day)	Built	Ownership	Field name and location	Charterer	Contract End Date
Petrojarl Cidade de Rio das Ostras (1)	25,000	2008	100%	Aruana, Brazil	Petrobras	November 2017
Piranema Spirit(2)	30,000	2007	100%	Piranema, Brazil	Petrobras	March 2018
Petrojarl Varg(2)	57,000	1998	100%	Varg, Norway	Talisman Energy	June 2016

Total capacity	112,000

(1)	The Petrojarl Cidade de Rio das Ostras was converted to an FPSO unit in 2008. The original hull was built in 1981.
(2)	The charterer has options to extend the service contract.

During 2012, approximately 29% of our consolidated net revenues from continuing operations were earned by our FPSO units, compared to approximately 23% in 2011 and 21% in 2010 (including the results of the Dropdown Predecessor). Please read Item  5 – Operating and Financial Review and Prospects: Results of Operations.

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

The majority of crude oil tankers ranges in size from approximately 80,000 to approximately 320,000 dwt. Aframax tankers are the mid-size of the various primary oil tanker types, typically sized from 80,000 to 120,000 dwt. As of December 31, 2012, the world Aframax tanker fleet consisted of approximately 887 vessels, of which 645 crude tankers and 242 coated tankers are termed conventional tankers. As of December 31, 2012, there were approximately 49 conventional Aframax newbuildings on order for delivery through 2015. Delivery of a vessel typically occurs within two to three years after ordering.

As of December 31, 2012, our Aframax conventional crude oil tankers had an average age of approximately 11.3 years, compared to the average age of 8.3 years for the world Aframax conventional tanker fleet. New Aframax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require double-hulled vessels to be phased out after 25 years. All of our Aframax tankers are double-hulled.

The shuttle tankers in our contract of affreightment fleet may operate in the conventional spot market during downtime or maintenance periods for oil field installations or otherwise, which provides greater capacity utilization for the fleet.

The following table provides additional information about our conventional tankers as of December 31, 2012:

Vessel	Capacity (dwt)	Built	Ownership	Contract Type	Charterer	Contract End Date
SPT Explorer (1)	106,000	2008	100%	Bareboat	Skaugen Petro Trans	January 2018
SPT Navigator (1)	106,000	2008	100%	Bareboat	Skaugen Petro Trans	March 2018
Kilimanjaro Spirit (2)	115,000	2004	100%	Time charter	Teekay Corporation	November 2018
Fuji Spirit (2)	106,300	2003	100%	Time charter	Teekay Corporation	November 2018
Poul Spirit (2)	105,300	1995	100%	Time charter	Teekay Corporation	September 2014
Gotland Spirit (2)	95,300	1995	100%	Time charter	Teekay Corporation	July 2014
Leyte Spirit (3)	98,700	1992	100%	Lay-up

Total capacity	732,600

(1)	Charterer has options to extend each bareboat charter for periods of two years, two years and one year for a total of five years after the initial term.
(2)	Charterer has options to extend each time charter on an annual basis for a total of five years after the initial term. Charterer also has the right to purchase the vessel beginning on the third anniversary of the contract at a specified price.
(3)	Vessel was laid-up since mid-2012 and subsequently sold in January 2013.

During 2012, approximately 6% of our consolidated net revenues from continuing operations were earned by the vessels in the conventional tanker segment, compared to approximately 7% in 2011 and 6% in 2010. All earnings from discontinued operations were from the conventional tanker segment. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

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

As of December 31, 2012, there were approximately 101 FSO units operating and nine FSO units on order in the world fleet, and we had five FSO units. The major markets for FSO units are Asia, the Middle East, West Africa, South America and the North Sea. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

The following table provides additional information about our FSO units as of December 31, 2012:

Vessel	Capacity (dwt)	Built	Ownership	Field name and location	Contract Type	Charterer	Contract End Date
Navion Saga (1)	149,000	1991	100%	Volve, Norway	Time charter	Statoil ASA	December 2015
Pattani Spirit (1)	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay Corporation	April 2014
Dampier Spirit (1)	106,700	1987	100%	Stag, Australia	Time charter	Apache Energy	August 2014
Falcon Spirit (1)	124,500	1986	100%	Al Rayyan, Qatar	Time charter	Occidental Qatar Energy	May 2017
Apollo Spirit (2)	129,000	1978	89%	Banff, U.K.	Bareboat	Teekay Corporation	June 2016

Total capacity	623,000

(1)	Charterer has option to extend the time charter after the initial fixed period.
(2)	Charterer is required to charter the vessel for as long as a specified FPSO unit, the Petrojarl Banff, produces the Banff field in the North Sea, which is expected to remain under contract until the end of 2018.

During 2012, approximately 8% of our consolidated net revenues from continuing operations were earned by the vessels in the FSO segment, compared to 8% in 2011 and 10% in 2010. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Business Strategies

Our primary business objective is to increase distributions per unit by executing the following strategies:

•

Expand global operations in high growth regions. We seek to expand our shuttle tanker, FPSO unit and FSO unit operations into growing offshore markets such as Brazil. In addition, we intend to pursue offshore oil production, storage and transportation opportunities in existing markets such as the North Sea.

•

Pursue further opportunities in the offshore sector. We believe that Teekay Corporation’s ownership of Teekay Petrojarl, a leading operator in the FPSO sector, will enable us to competitively pursue additional FPSO projects anywhere in the world by combining Teekay Petrojarl’s engineering and operational expertise with Teekay Corporation’s global marketing organization and extensive customer and shipyard relationships. We believe that Teekay Corporation’s (a) 2011 joint venture agreement with Odebretcht Oil & Gas S.A. (a member of the Odebretcht group) to jointly pursue FPSO projects in Brazil and (b) arrangements with Sevan and Remora AS by which Teekay Corporation will have access to offshore production projects developed by both companies in the future, will also expand our offshore opportunities.

•

Acquire or construct additional vessels to serve under long-term, fixed-rate contracts. We intend to continue acquiring and constructing shuttle tankers, FSO units and FPSO units with long-term contracts, rather than ordering vessels on a speculative basis. We believe this approach facilitates the financing of new vessels based on their anticipated future revenues and ensures that new vessels will be employed upon acquisition, which should provide stable cash flows.

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

Petrobras Transporte S.A., Statoil ASA, Talisman Energy Inc., and Teekay Corporation accounted for approximately 28%, 21%, 13% and 10%, and 24%, 24%, 13% and 11% respectively, of our consolidated revenues from continuing operations during 2012 and 2011, respectively. Statoil ASA, Petrobras Transporte S.A., Talisman Energy Inc., and Teekay Corporation accounted for approximately 28%, 21%, 13% and 10%, respectively, of our consolidated revenues from continuing operations during 2010.

Safety, Management of Ship Operations and Administration

Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2008, we introduced the Quality Assurance and Training Officers Program to conduct rigorous internal audits of our processes and provide our seafarers with on-board training. In 2007, we introduced a behavior-based safety program called “Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2010, Teekay Corporation introduced the “Operational Leadership” campaign to reinforce commitment to personal and operational safety.

Key performance indicators facilitate regular monitoring of our operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed monthly to determine if remedial action is necessary to reach the targets.

We, through certain of our subsidiaries, assist our operating subsidiaries in managing their ship operations. All vessels are operated under our comprehensive and integrated Safety Management System that complies with the International Safety Management Code (or ISM Code ), the International Standards Organization’s (or ISO ) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and Occupational Health and Safety Assessment Series (or OHSAS ) 18001. The management system is certified by Det Norske Veritas (or DNV ), the Norwegian classification society. It has also been separately approved by the Australian and Spanish flag administrations. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and applicable flag states.

We provide, through certain of our subsidiaries, expertise in various functions critical to the operations of our operating subsidiaries. We believe this arrangement affords a safe, efficient and cost-effective operation. Our subsidiaries also provide to us access to human resources, financial and other administrative functions pursuant to administrative services agreements.

Ship management services are provided by subsidiaries of Teekay Corporation, located in various offices around the world. These include critical ship management functions such as:

•	vessel maintenance (including repairs and dry docking) and certification;

•	crewing by competent seafarers;

•	procurement of stores, bunkers and spare parts;

•	management of emergencies and incidents;

•	supervision of shipyard and projects during new-building and conversions;

•	insurance; and

•	financial management services.

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

Risk of Loss, Insurance and Risk Management

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil and petroleum products is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current -maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism).

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

In Norway, the Norwegian Pollution Control Authority requires the installation of VOC emissions reduction units on most shuttle tankers serving the Norwegian continental shelf. Customers bear the cost to install and operate the VOC equipment on board the shuttle tankers.

We have achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Flag, Classification, Audits and Inspections

Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of IACS (International Association of Classification Societies Ltd): DNV, Lloyd’s Register of Shipping or American Bureau of Shipping.

The applicable classification society certifies that the vessel’s design and build conforms to the applicable class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society in accordance with the classification society rules, which in the case of our vessels follows a comprehensive five year special survey cycle, renewed every fifth year. During each five-year period the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As most of our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry dock at five year intervals. In-water inspection is carried out during the second or third annual inspection (i.e. during an intermediate survey).

In addition to Class surveys, the vessel’s flag state also verifies the condition of the vessel during annual flag state inspections, either independently or by additional authorization to Class. Also, Port State Authorities of a vessel’s port of call are authorized under international conventions to undertake regular and spot checks of vessels visiting their jurisdiction.

Processes followed on board are audited by either the flag state or the classification society acting on behalf of a flag state to ensure that they meet the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention (or ISM Code). DNV typically carries out this task. We also follow an internal process of internal audits undertaken at each office and vessel annually.

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out regular inspections which helps ensure that:

•	our vessels and operations adhere to our operating standards;

•	the structural integrity of the vessel is being maintained;

•	machinery and equipment is being maintained to give reliable service;

•	we are optimizing performance in terms of speed and fuel consumption; and

•	the vessel’s appearance will support our brand and meet customer expectations.

Our customers often carry out inspections under the Ship inspection Report Program (SiRe Program), which is a significant safety initiative introduced by Oil Companies International Marine Forum (OCIMF) to specifically address concerns about sub-standard vessels. The inspection results permit charterers to screen a vessel to ensure that it meets their general and specific risk-based shipping requirements.

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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, and the International Convention on Load Lines of 1966. The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning (DP) systems, which would apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

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

The EU has also adopted legislation (directive 2009/16/Econ Port State Control) that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The EU is also considering the adoption of criminal sanctions for certain pollution events, including improper cleaning of tanks.

The EU has adopted regulations requiring the use of low sulfur fuel. Currently, vessels are required to burn fuel with a sulfur content not exceeding 1%. Beginning January 1, 2015, vessels are required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. The California Air Resources Board will require vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. IMO regulations require that as of January 1, 2015, all vessels operating within Emissions Control Areas worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.

North Sea and Brazil

Our shuttle tankers primarily operate in the North Sea and Brazil.

In addition to the regulations imposed by the IMO and EU, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas, including the United Kingdom and Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on the shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea.

In Norway, the Norwegian Pollution Control Authority requires the installation of VOC (or volatile organic compound) emissions reduction units on most shuttle tankers serving the Norwegian continental shelf. Customers bear the cost to install and operate the VOC equipment on board the shuttle tankers.

In addition to the regulations imposed by the IMO, Brazil imposes regulatory requirements in connection with operations in its territory, including specific requirements for the operations of vessels flagged in countries other than Brazil. Under Brazil’s environmental laws, owners and operators of vessels are strictly liable for damages to the environment. Other penalties for non-compliance with environmental laws include fines, loss of tax incentives and suspension of activities. Operators such as Petrobras may impose additional requirements, such as compliance with specific health, safety and environmental standards or the use of local labor. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in Brazil.

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

OPA 90 also requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or Coast Guard) evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the United States in the future, we expect to obtain guaranties from third-party insurers.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit was issued in December 2008 and expires on December 19, 2013. A new Vessel General Permit was issued in March 2013 and will become effective on December 19, 2013. In addition to the ballast water best management practices required under the 2008 Vessel General Permit, the 2013 Vessel General Permit contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. For certain existing vessels, the EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations immediately upon the effective date of the 2013 Vessel General Permit.

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

Vessel Security

The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements) and regularly exercise these plans to ensure efficient use and familiarity by all involved.

C. Organizational Structure

Our sole general partner is Teekay Offshore GP L.L.C., which is a wholly-owned indirect subsidiary of Teekay Corporation. Teekay Corporation also controls its public subsidiaries Teekay LNG Partners L.P. (NYSE: TGP) and Teekay Tankers Ltd. (NYSE: TNK).

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2012.

D. Properties

Other than our vessels and VOC plants mentioned above, we do not have any material property.

E. Taxation of the Partnership

United States Taxation

The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effecton the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

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

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) will be considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) will be considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our current operations, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. In addition, we believe that we have not earned any U.S. Source Domestic Transportation Income, and we except that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis tax and the branch profits tax or the 4.0% gross basis tax, all of which are discussed below.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

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

The 4.0% Gross Basis Tax. For any year for which the Section 883 Exemption does not apply and the net basis tax and branch profits tax does not apply, we will be subject to a 4.0% U.S. federal income tax on U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2013, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income will be approximately $300,000 based on the amount of U.S. Source International Transportation Income we earned for 2012. The amount of such tax for which we are liable for any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We are an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deep-water offshore oil regions of the North Sea and Brazil. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We operate shuttle tankers, floating storage and off-take (or FSO) units, floating production, storage and off-loading (or FPSO) units and conventional crude oil tankers. Our current fleet consists of 37 shuttle tankers (including four chartered-in vessels, and four committed newbuildings), three FPSO units, five FSO units and six conventional oil tankers, in which our interests range from 50% to 100%.

Our growth strategy focuses on expanding our fleet of shuttle tankers and FPSO and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FPSO and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, production and storage sectors by selectively targeting long-term, fixed-rate time charters. We have entered into and may enter into joint ventures and partnerships with companies that may provide increased access to long-term, fixed-rate time charter opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We have rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation and Sevan Marine ASA. In addition, we have agreed to acquire the Voyageur Spirit FPSO unit from Teekay Corporation, which is expected to be completed in April 2013. Our operating fleet trades on medium to long-term, stable contracts and we are structured as a publicly-traded master limited partnership.

SIGNIFICANT DEVELOPMENTS

In June 2011, we entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers (or the BG Shuttle Tankers), being constructed by Samsung Heavy Industries for an estimated total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). Upon their scheduled deliveries in mid-to-late 2013, the BG Shuttle Tankers will commence operations under ten-year, fixed-rate time-charter-out contracts. The contracts with BG also include certain extension options and vessel purchase options exercisable by the charterer.

In November 2011, Teekay Corporation agreed to acquire from Sevan Marine ASA (or Sevan) the Voyageur Spirit FPSO unit upon the completion of certain upgrades and commencement of the unit’s charter contract. In September 2012, we agreed to acquire the Voyageur Spirit FPSO unit from Teekay Corporation at a purchase price of approximately $540 million, subject to financing. This acquisition is expected to take place upon commencement of the unit’s charter contract which is expected to be in April 2013. The Voyageur Spirit will operate on the Huntington Field in the North Sea under a five-year contract with E.ON Ruhrgas UK E&P Limited (or E.ON), plus extension options. We will finance the acquisition through the assumption of a new $330 million debt facility secured by the asset, a portion of the proceeds from our public offering completed in September 2012 and a $40 million equity private placement of common units to Teekay Corporation. In February 2013, we made a partial prepayment of $150.0 million to Teekay Corporation in connection with the acquisition of the Voyageur Spirit FPSO unit. Teekay Corporation will pay us interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds. Teekay Corporation is obligated to repay us the full amount of prepaid funds, plus accrued interest, if the acquisition does not close before April 30, 2013.

In November 2012, we agreed to acquire a 2010-built HiLoad Dynamic Positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The HiLoad DP unit is a self-propelled dynamic positioning system that attaches to and keeps conventional tankers in position when loading from offshore installations. The transaction is subject to finalizing a ten-year time-charter contract with Petroleo Brasileiro SA (or Petrobras) in Brazil. The acquisition of the HiLoad DP unit is expected to be completed in the second quarter of 2013 and the unit is expected to commence operating at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. As part of the transaction, Teekay Corporation has also agreed to invest approximately $4.4 million to acquire a 49.9% ownership interest in a recapitalized Remora. In addition, we will enter into an agreement with Remora which will provide us with the right of first refusal to acquire future HiLoad projects developed by Remora.

In November 2012, we acquired the volatile organic compound (or VOC) abatement equipment (or VOC equipment) installed onboard four of our shuttle tankers from Teekay Corporation for a combined purchase price of $12.9 million. This equipment is operating under a lease contract with the VOC Industry Committee whereby we will receive a fee for each cargo transported from a Norwegian oil field up to a maximum of 139 cargoes for each vessel.

In January 2013, we issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. The bond was issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). The aggregate principal amount of the bonds is equivalent to approximately $233 million and all interest and principal payments under each of the two tranches have been swapped into U.S. dollars at fixed rates of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018. In connection with this financing, we repurchased NOK 388.5 million of the existing NOK 600 million bond issue maturing in November 2013. We used the net proceeds of approximately $167 million to reduce a portion of amounts outstanding under our revolving credit facilities and for general partnership purposes. We will apply to list the bonds on the Oslo Stock Exchange.

In January 2013, we signed a letter of intent with Salamander Energy plc to supply an FSO unit in Asia for a firm charter period of ten years commencing in mid-2014. We intend to convert our 1993-built shuttle tanker the Navion Clipper into an FSO unit for an estimated cost of approximately $50 million. We are in the process of finalizing the contract terms with the charterer.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects.

Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporations and operating under a long-term contract in the North Sea, prior to July 9, 2013. The purchase price for the Petrojarl Foinaven FPSO unit will be its fair market value plus any additional tax or other costs to Teekay Corporation that would be required to transfer the FPSO unit to us.

In October 2010, Teekay Corporation signed a long-term contract with Petrobras to provide an FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras is being serviced by a newly-converted FPSO unit named Cidade de Itajai in which Teekay Corporation has a 50% interest. This FPSO unit delivered from the shipyard in mid-November 2012 and achieved first oil in mid-February 2013, at which time the unit commenced operations under a nine-year, fixed-rate time-charter contract with Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its 50% interest in this FPSO project at Teekay Corporation’s fully built-up cost within approximately one year after the commencement of the charter with Petrobras.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht) to jointly pursue FPSO projects in Brazil. As part of the joint venture agreement, Odebrecht is a 50% partner in the Cidade de Itajai FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities which, if awarded, may result in the future offer of additional FPSO units to us pursuant to the omnibus agreement.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by an FPSO unit being constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter, which commencement is expected to occur during the first half of 2014.

In November 2011, Teekay Corporation acquired from Sevan the Hummingbird Spirit FPSO unit (which is currently operating under a short-term charter contract). Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer us the Hummingbird Spirit FPSO unit within approximately one year following commencement of a charter contract with a firm period of greater than three years in duration.

Our Contracts and Charters

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

We also generate revenues by charging customers for production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, but contain a variable component for incentive-based revenues dependent upon operating performance.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Contract of Affreightment	Time Charter	Bareboat Charter	Voyage Charter (1)	FPSO Service Contracts

Typical contract length	One year or more	One year or more	One year or more	Single voyage	Long-term

Hire rate basis(2)	Typically daily	Daily	Daily	Varies	Daily

Voyage expenses(3)	We pay	Customer pays	Customer pays	We pay	Not applicable

Vessel operating expenses(3)	We pay	We pay	Customer pays	We pay	We pay

Off hire (4)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay	Not applicable

Shutdown (5)	Not applicable	Not applicable	Not applicable	Not applicable	Varies

(1)	Under a consecutive voyage charter, the customer pays for idle time.
(2)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(3)	Defined below under “Important Financial and Operational Terms and Concepts.”
(4)	“Off hire” refers to the time a vessel is not available for service.
(5)	“Shutdown” refers to the time production services are not available.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Revenues. Revenues primarily include revenues from contracts of affreightment, time charters, bareboat charters, voyage charters and FPSO contracts. Revenues are affected by hire rates and the number of days a vessel operates and the daily production volume on FPSO units. Revenues are also affected by the mix of business between contracts of affreightment, time charters, bareboat charters and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

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

VOC Equipment. We assemble, install, operate and lease equipment that reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products. Leasing of the VOC equipment is accounted for either as a direct financing lease or as an operating lease. For VOC equipment accounted for as a direct financing lease, payments received are allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In April 2010, we acquired from Teekay Corporation the Falcon Spirit FSO unit, together with its charter contract. In October 2010, we acquired from Teekay Corporation the Rio das Ostras FPSO unit and the Amundsen Spirit newbuilding shuttle tanker. In October 2011, we acquired from Teekay Corporation the Scott Spirit newbuilding shuttle tanker. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect the vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if we had acquired them when the vessels began operations under the ownership of Teekay Corporation on December 15, 2009, April 1, 2008, July 30, 2010 and July 22, 2011, respectively. Please read Item 18 – Financial Statements: Note 2 – Dropdown Predecessor.

•

The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. Please read “– Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•

Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to experience a global manpower shortage of qualified seafarers due to growth in the world fleet, which in recent years has resulted in upward pressure on manning costs. Lately, the gap between demand and supply of officers has narrowed, which has allowed at least on a temporary basis, for wages in certain sectors to stabilize or have smaller increases than has previously been the case. Going forward, there may be increases in crew compensation as vessel and officer supply dynamics continue to change. In addition, factors such as pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations; however increases to operational costs are still likely to occur in the future.

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

•

Our net income (loss) is affected by fluctuations in the fair value of our derivatives instruments. Our interest rate swaps, cross currency swaps and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of income (loss) as unrealized gains or losses on derivatives for interest rate swaps and some of our foreign currency forward contracts and as foreign exchange gains or losses for the cross currency swaps. The changes in fair value do not affect our consolidated cash flows, liquidity or cash distributions to partners.

•

Our operations are seasonal and our financial results vary as a consequence of dry dockings. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. In addition, we generally do not earn revenue when our vessels are in scheduled and unscheduled dry docking. Eight vessels, including both conventional and shuttle tankers, are scheduled for dry docking in 2013. From time to time, unscheduled dry dockings may cause additional fluctuations in our financial results.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the FPSO segment, the conventional tanker segment and the FSO segment, each of which are discussed below.

Results of Operations

Year Ended December 31, 2012 versus Year Ended December 31, 2011

Shuttle Tanker Segment

As at December 31, 2012, our shuttle tanker fleet consisted of 34 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 34 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and four were chartered-in, with the remainder owned 100% by us. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. We also have four newbuilding shuttle tankers on order which are scheduled to deliver mid-to-late 2013. Subsequent to December 31, 2012, we sold a 1992-built owned shuttle tanker. This vessel was previously laid up in July 2011, following the maturity of its time-charter-out contract.

The following table presents our shuttle tanker segment’s operating results for 2012 and 2011, and compares its net revenues (which is a non-GAAP financial measure) for 2012 and 2011, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change

Revenues	569,519	573,296	(0.7)
Voyage expenses	104,394	95,864	8.9

Net revenues	465,125	477,432	(2.6)
Vessel operating expenses	135,993	161,890	(16.0)
Time-charter hire expense	56,989	74,478	(23.5)
Depreciation and amortization	122,921	115,637	6.3
General and administrative (1)	45,110	49,444	(8.8)
Write down of vessels	23,430	28,270	(17.1)
Loss on sale of vessels	1,112	—	100.0
Restructuring charge	647	1,227	(47.3)

Income from vessel operations	78,923	46,486	69.8

Calendar-Ship-Days
Owned Vessels	11,530	11,308	2.0
Chartered-in Vessels	1,459	2,007	(27.3)

Total	12,989	13,315	(2.4)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

The average size of our owned shuttle tanker fleet increased in 2012 compared to 2011, primarily due to the purchase from Teekay Corporation of two new building shuttle tankers, the Peary Spirit and the Scott Spirit, in August 2011 and October 2011, respectively (or the 2011 Newbuilding Shuttle Tankers Acquisitions), partially offset by the sale of the Navion Fennia in July 2012 and the Navion Savonita in November 2012. Included in calendar-ship-days are two owned shuttle tankers which have been in lay-up since July 2011 and May 2012, respectively, following their redelivery to us upon maturity of their time-charter-out contracts in March 2011 and April 2012.

The average size of our chartered-in shuttle tanker fleet decreased in 2012 compared to 2011, primarily due to:

•	the redelivery of one bareboat-in vessel to its owner in October 2011;

•	decreased spot chartered-in vessels in 2012 compared to the same period last year; and

•	more off-hire days in 2012 compared to the same period last year.

Net Revenues. Net revenues decreased for 2012 from 2011, primarily due to:

•	a decrease of $11.6 million due to the lay-up of two of our vessels following their redelivery to us in July 2011 and May 2012, respectively, upon maturity of the time-charter-out contracts;

•

a decrease of $8.6 million due to less opportunities to trade excess capacity in the conventional spot tanker market and in short-term offshore projects due to decreased demand for conventional crude transportation; and

•	a decrease of $3.6 million due to more drydock and repair off-hire days in our time-chartered-out fleet in 2012 as compared to 2011;

partially offset by

•

a net increase of $11.0 million due to an increase in revenues in our contract of affreightment fleet, and an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain contracts, partially offset by fewer revenue days from the redelivery of six vessels to us in July 2011, February 2012, March 2011, April 2012, and two in November 2012 as they completed their time-charter-out agreements.

Vessel Operating Expenses. Vessel operating expenses decreased for 2012 from 2011, primarily due to:

•

a decrease of $10.6 million relating to the lay-up of two of our shuttle tankers since July 2011 and May 2012 and the reduction in costs associated with the sale of two of our older shuttle tankers in July 2012 and November 2012;

•

a decrease of $7.1 million due to a decrease in costs related to services and spares and the number of vessels dry docked. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels dry docked;

•	a decrease of $5.9 million in crew and manning costs primarily from changes in crew compensation and reduced helicopter usage;

•	a decrease of $4.5 million relating to the redelivery of one bareboat-in vessel to its owner in October 2011; and

•	a decrease of $1.3 million relating to a decrease in start up costs associated with less short-term offshore projects;

partially offset by

•	an increase of $4.3 million due to the 2011 Newbuilding Shuttle Tanker Acquisitions.

Time-Charter Hire Expense. Time-charter hire expense decreased for 2012 from 2011, primarily due to:

•	a decrease of $8.7 million due to the redelivery of one bareboat-in vessel to their owner in October 2011; and

•	a decrease of $7.8 million due to decreased spot in-chartering during 2012.

Depreciation and Amortization. Depreciation and amortization expense increased for 2012 from 2011, primarily due the accelerated depreciation related to a change in the useful life for six older shuttle tankers and the 2011 Newbuilding Shuttle Tanker Acquisitions, partially offset by less depreciation relating to the impairment and write-down of two older shuttle tankers in 2011 to their estimated fair value and the sale of the two older shuttle tankers in 2012.

Write down of Vessels. Write down of vessels was $23.4 million for 2012, resulting from the impairment of four older shuttle tankers. We determined these vessels were impaired and wrote down the carrying values of these vessels to their estimated fair value, due to a change in operating plan for these vessels. Write down of vessels was $28.3 million for 2011, resulting from the impairment of three shuttle tankers, all of which were 20-years old in 2012. These vessels’ carrying values were written down to their estimated fair value.

Loss on sale of vessels. Loss on sale of vessels was $1.1 million for 2012 relating to the sale of two 1992-built shuttle tankers.

Restructuring Charge. Restructuring charges were $0.6 million for 2012, resulting from a reorganization of marine operations to create better alignment within the shuttle tanker business unit to create a reduced-cost organization going forward. Restructuring charges were $1.2 million for 2011, resulting from the termination of the time-charter-out contract for the Basker Spirit.

FPSO Segment

Our FPSO fleet consists of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras) and the Piranema Spirit, all of which we own 100%. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg operates, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results for 2012 and 2011, and also provides a summary of the calendar-ship-days for our FPSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change

Revenues	231,688	173,836	33.3
Vessel operating expenses	100,668	76,716	31.2
Depreciation and amortization	50,905	37,496	35.8
General and administrative (1)	22,395	15,474	44.7

Income from vessel operations	57,720	44,150	30.7

Calendar-Ship-Days
Owned Vessels	1,098	761	44.3

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).

The number of our FPSO units for 2012 increased compared to last year due to the acquisition of the Piranema Spirit on November 30, 2011.

Revenues. Revenues increased for 2012 from 2011, primarily due to:

•	an increase of $55.6 million relating to the acquisition of the Piranema Spirit in November 2011;

•	an increase of $6.7 million due to the recovery of crew and manning costs. In 2011 these recoveries were reported on a net basis in vessel operating expenses; and

•	an increase of $5.6 million due to increased rates on the Petrojarl Varg and Rio das Ostras in accordance with annual contractual escalation adjustments;

partially offset by

•	a decrease of $3.5 million relating to payments made to us during 2011 for services previously rendered to the charterer of the Rio das Ostras;

•	a decrease of $3.5 million due to decreased incentives and lower production on the Petrojarl Varg and partly due to a planned maintenance shutdown of that unit during the second quarter of 2012;

•	a decrease of $2.0 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner; and

•	a decrease of $1.2 million relating to a credit earned in 2011 from the charterer of the Rio das Ostras for unused maintenance days in accordance with the service contract.

Vessel Operating Expenses. Vessel operating expenses increased for 2012 from 2011, primarily due to:

•	an increase of $24.2 million due to the acquisition of the Piranema Spirit in November 2011;

•

an increase of $5.1 million due to the recovery of certain crew and manning costs, where the recovery is reported in revenue in 2012. In 2011 these recoveries were reported on a net basis in vessel operating expenses; and

•	an increase of $2.7 million due to higher maintenance costs relating to the Petrojarl Varg during the third quarter of 2012;

partially offset by

•	a decrease of $4.0 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to 2011;

•

a decrease of $3.4 million due to repairs on the Rio das Ostras while on yard stay and higher consumables and spares during the first quarter of 2011 and deployment to the field during the second quarter of 2011; and

•	a decrease of $1.4 million due to lower crew and manning costs relating to the Rio das Ostras due to its deployment to the field during the second quarter of 2011.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for 2012 from 2011, primarily due to the acquisition of the Piranema Spirit in November 2011.

Conventional Tanker Segment

As at December 31, 2012, we owned 100% interests in five Aframax conventional crude oil tankers (four of which operate under fixed-rate time charters with Teekay Corporation, and one of which has been laid up indefinitely), and two vessels, which have additional equipment for lightering, which operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture. The analysis below excludes five additional tankers as they are determined to be discontinued operations, including the Leyte Spirit, which was sold subsequent to December 31, 2012, three tankers sold in the latter half of 2012, and one tanker sold in 2011.

The following table presents our conventional tanker segment’s operating results for 2012 and 2011, and compares its net revenues (which is a non-GAAP financial measure) for 2012 and 2011, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment. The table below excludes the results of five tankers as they are determined to be discontinued operations.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change

Revenues	62,029	63,638	(2.5)
Voyage expenses	11,317	9,125	24.0

Net revenues	50,712	54,513	(7.0)
Vessel operating expenses	11,663	10,887	7.1
Depreciation and amortization	10,519	11,341	(7.2)
General and administrative (1)	3,189	2,809	13.5
Restructuring charge	468	—	100.0

Income from vessel operations	24,873	29,476	(15.6)

Calendar-Ship-Days
Owned Vessels	2,196	2,190	0.3

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

Net Revenues. Net revenues decreased for 2012 from 2011, primarily due to a decrease of $3.7 million due to increased off-hire days and lower reimbursed bunkers.

FSO Segment

Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. We have 100% ownership interests in these units. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for 2012 and 2011, and compares its net revenues (which is a non-GAAP financial measure) for 2012 and 2011, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change

Revenues	62,901	62,731	0.3
Voyage expenses	400	1,388	(71.2)

Net revenues	62,501	61,343	1.9
Vessel operating expenses	36,388	30,470	19.4
Depreciation and amortization	9,038	12,009	(24.7)
General and administrative (1)	3,705	3,779	(2.0)
Loss on sale of vessel	—	171	(100.0)
Write down of vessels	—	8,598	(100.0)
Restructuring charge	—	2,697	(100.0)

Income from vessel operations	13,370	3,619	269.4

Calendar-Ship-Days
Owned Vessels	1,830	1,901	(3.7)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

In March 2011, we sold one of our FSO units, the Karratha Spirit, for proceeds of $5.1 million, resulting in a loss of $0.2 million.

Net Revenues. Net revenues increased for 2012 from 2011, primarily due to:

•	an increase of $5.5 million from engineering studies completed in 2012 to support our FSO tenders; and

•	an increase of $1.2 million due to a higher charter rate on two FSO units, lower bunkers expense and one additional day in 2012 as compared to 2011;

partially offset by

•	a decrease of $3.2 million due to the sale of the Karratha Spirit in March 2011; and

•	a decrease of $2.3 million due to the drydocking of the Navion Saga during the third quarter of 2012.

Vessel Operating Expenses. Vessel operating expenses increased for 2012 from 2011, primarily due to an increase of $7.3 million due to expenditures on projects completed to support our direct FSO tenders, partially offset by a decrease of $1.8 million related to the sale of the Karratha Spirit in March 2011.

Depreciation and amortization. Depreciation and amortization expense decreased for 2012 from 2011, primarily due to a decrease of $2.1 million due to the write down of the carrying value of the Navion Saga to its estimated fair value in December 2011.

Write down of vessels. Write down of vessels was $8.6 million for 2011. We determined the Navion Saga was impaired mainly due to escalating dry-dock costs and increased operating costs. We wrote down the carrying value of the vessel to its estimated fair value.

Restructuring charge. Restructuring charges for 2011 were incurred in connection with the termination of employment for certain of the crew members of the Karratha Spirit following the sale of the vessel in March 2011.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $74.4 million for 2012, from $71.5 million for 2011, mainly relating to the acquisition of the Piranema Spirit FPSO unit in November 2011, a success fee paid to Teekay Corporation relating to the acquisition of the Piranema Spirit in November 2011, a net decrease in management fees payable to subsidiaries of Teekay Corporation for services rendered to us due to increased external revenues partially offset by increases in business development costs supporting our direct tenders, an increase during 2012 in realized and unrealized gains on foreign currency forward contracts that have been designated as hedges for accounting purposes, a decrease in direct costs and general cost savings associated with the restructuring in 2012 of our conventional tanker business unit, and a reduction in management fees related to the sale of the Karratha Spirit in March 2011.

Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, increased to $47.8 million for 2012, from $36.2 million for 2011, primarily due to:

•	an increase of $7.2 million from the issuance of the NOK 600 million senior unsecured bonds in January 2012;

•	an increase of $4.1 million related to the new $130 million debt facility secured by the Piranema Spirit FPSO unit in February 2012; and

•	an increase of $3.0 million due to increased interest rates during 2012, compared to 2011;

partially offset by

•	a decrease of $3.0 million related to scheduled repayments and prepayments of debt during 2012 and 2011.

Realized and Unrealized Losses on Derivatives. Net realized and unrealized losses on non-designated derivatives were $26.3 million for 2012, compared to $159.7 million for 2011.

During 2012 and 2011, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.6 billion with average fixed rates of approximately 4.3% for both years. Short-term variable benchmark interest rates during these periods were generally less than 1.2% and, as such, we incurred realized losses of $58.6 million and $58.5 million, respectively, during 2012 and 2011 under the interest rate swap agreements.

The net unrealized gain resulted from the transfer of $58.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements, offset by an incremental $32.5 million of unrealized losses relating to further declines in long-term LIBOR benchmark interest rates relative to the prior year. Due to significant decreases in long-term benchmark interest rates in 2011, we recognized unrealized losses of $100.3 million in 2011. Please see Item 5 – Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gain on derivative instruments.

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange losses were $0.3 million for 2012, compared to a $1.5 million gain for 2011. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For 2012, foreign currency exchange losses and gains include a realized gain of $3.0 million (2011 – $2.9 million) and an unrealized gain (loss) of $10.7 million (2011 – ($1.6) million) on the cross currency swap and an unrealized (loss) gain of ($13.9) million (2011 – $2.6 million) on the revaluation of the Norwegian Kroner denominated debt.

Other Income. Other income was $1.5 million for 2012, compared to $3.7 million for 2011, which was primarily comprised of leasing income from certain of our VOC equipment and the unrealized gain / (loss) on the contingent consideration liability relating to the Scott Spirit acquisition (please read Item 18. Financial Statements: Note 4a – Financial Instruments). The leasing income is decreasing as the contracts near completion.

Income Tax Recovery (Expense). Income tax recovery (expense) was $10.5 million for 2012, compared to ($6.7) million for 2011. The increase to income tax recovery was primarily due to a new Norwegian tax structure established in the fourth quarter of 2012 which resulted in a $8.6 million deferred tax recovery for our Norwegian tax group by being able utilize past losses carried forward against future projected income, whereas 2011 included a $5.0 million current tax expense for this tax group. In 2012 we also recognized a deferred income tax recovery of $3.1 million relating to the reversal of an uncertain tax position accrual during 2012.

Net Income (Loss) from Discontinued Operations. In 2011, we sold the Scotia Spirit. In 2012, we sold the Hamane Spirit, Torben Spirit and Luzon Spirit. We also agreed to sell the Leyte Spirit, and such vessel is classified as held for sale at December 31, 2012. These operations prior to December 31, 2012 were reported within the conventional tanker segment. Net income (loss) from discontinued operations was $9.6 million for 2012 and ($23.8) million for 2011. Net income from discontinued operations increased for 2012 from 2011, primarily due to:

•	a decrease of $52.4 million from the write down of vessels as five conventional tankers were written down in 2011 compared to one in 2012;

•	a $14.7 million termination fee received from Teekay Corporation in 2012 in relation to the early cancellation of the time charter contract for the Hamane Spirit;

•

a decrease of $10.0 million in depreciation and amortization expense primarily due to the cessation of depreciation of two held-for-sale vessels effective December 31, 2011 (the Hamane Spirit and the Torben Spirit) the sale of the Scotia Spirit in 2011, and the write down of the Leyte Spirit and the Luzon Spirit to their estimated fair value in the fourth quarter of 2011;

•	a decrease of $3.3 million in vessel operating expenses due to the sale of the Scotia Spirit, the Hamane Spirit and the Torben Spirit; and

•	a decrease of $2.3 million in vessel operating expenses due to the lay ups of the Leyte Spirit and Luzon Spirit commencing in April 2012;

partially offset by

•

a decrease of $23.4 million in net revenues due to the Leyte Spirit and Luzon Spirit operating in the spot tanker market until April 2012 after which they were laid up indefinitely, compared to 2011 when they were operating under fixed-rate time charters;

•	a decrease of $20.2 million in net revenues due to the sale of the Scotia Spirit, the Hamane Spirit and the Torben Spirit; and

•	a $6.0 million loss on sale of vessels in 2012.

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

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2011	2010	% Change

Revenues	573,296	559,547	2.5
Voyage expenses	95,864	104,460	(8.2)

Net revenues	477,432	455,087	4.9
Vessel operating expenses	161,890	143,766	12.6
Time-charter hire expense	74,478	89,795	(17.1)
Depreciation and amortization	115,637	111,157	4.0
General and administrative (1)	49,444	42,526	16.3
Write down of vessel	28,270	9,441	100.0
Restructuring charge	1,227	119	931.1

Income from vessel operations	46,486	58,283	(20.2)

Calendar-Ship-Days
Owned Vessels	11,308	10,411	8.6
Chartered-in Vessels	2,007	2,434	(17.5)

Total	13,315	12,845	3.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

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

•

an increase of $16.4 million due to an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain bareboat and time-charter-out contracts; and

•

an increase of $1.8 million related to an increase in reimbursable bunker costs as provided for in amended terms in existing contracts during 2010, partially offset by higher bunker costs as compared to the same period last year;

partially offset by

•

a decrease of $24.4 million due to fewer revenue days from our contract of affreightment shuttle fleet from the declining oil production at mature oil fields in the North Sea compounded by less opportunities from 2010 to trade this excess capacity in the conventional spot tanker market as a result of decreased demand for conventional crude transportation; and

•	a decrease of $10.0 million due to the redelivery of one vessel to us in March 2011 upon termination of the time-charter-out contract.

Vessel Operating Expenses. Vessel operating expenses increased for 2011 from 2010, primarily due to:

•	an increase of $15.6 million due to the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions;

•	an increase of $6.5 million in crew and manning costs primarily from a planned increase in wages; and

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

•	a decrease of $1.0 million relating to the redelivery of one of our bareboat-in vessels to its owner in October 2011.

Time-Charter Hire Expense. Time-charter hire expense decreased for 2011 from 2010, primarily due to:

•	a decrease of $13.5 million due to the redelivery of three time-chartered-in vessels to their owners in October 2011, February 2010 and November 2010;

•	a decrease of $2.3 million due to the 2010 Shuttle Tanker Acquisition; and

•	a decrease of $1.2 million due to lower rates in 2011 on certain contracts in the time-chartered-in fleet;

partially offset by

•	an increase of $1.2 million due to increased spot in-chartering during 2011.

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

Write down of Vessels. Write down of vessels was $28.3 million for the year ended December 31, 2011, resulting from the impairment of three older shuttle tankers, all of which will be 20-years old in 2012. We determined these vessels were impaired and wrote down the carrying values of these vessels to their estimated fair value. We identified the following indicators of impairment: the age of the vessels, the requirements of operating in the North Sea, a change in the operating plans for certain vessels, escalating dry-dock costs, a continued decline in the fair market value of vessels, and a general decline in the future outlook for shipping and the global economy combined with delayed optimism on when the recovery may occur. Write down of vessels was $9.4 million for 2010, resulting from the impairment of a 1992-built shuttle tanker, the Basker Spirit. The charter contract of the vessel was terminated in early 2011. We wrote down the carrying value of the vessel to its estimated fair value.

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

We acquired the Piranema Spirit from Sevan Marine ASA on November 30, 2011.

We acquired the Rio das Ostras from Teekay Corporation on October 1, 2010. However, as a result of the inclusion of the Dropdown Predecessor, the Rio das Ostras has been included for accounting purposes in our results as if it was acquired on April 1, 2008, when it commenced operations. Please read “Items You Should Consider When Evaluating Our Results of Operations – Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control.”

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

Conventional Tanker Segment

As at December 31, 2011, we owned 100% interests in ten Aframax conventional crude oil tankers, six of which operate under fixed-rate time charters with Teekay Corporation, two which operate in the spot tanker market as from December 2011, and two vessels, which have additional equipment for lightering, which operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture. The analysis below excludes the results of five tankers as they are determined to be discontinued operations.

The following table presents our conventional tanker segment’s operating results for 2011 and 2010, and compares its net revenues (which is a non-GAAP financial measure) for 2011 and 2010, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment. The table below excludes the results of five tankers as they are determined to be discontinued operations.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2011	2010	% Change

Revenues	63,638	54,967	15.8
Voyage expenses	9,125	8,160	11.8

Net revenues	54,513	46,807	16.5
Vessel operating expenses	10,887	10,424	4.4
Depreciation and amortization	11,341	12,042	(5.8)
General and administrative(1)	2,809	2,479	13.3

Income from vessel operations	29,476	21,862	34.8

Calendar-Ship-Days
Owned Vessels	2,190	2,190	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

Net Revenues. Net revenues increased for 2011 from 2010, primarily due to:

•	an increase of $4.1 million due to a decrease in the number of off-hire days from scheduled dry dockings in 2011 compared to 2010; and

•	a net increase of $3.3 million in net bunker profits for 2011, due to an increase in bunker index prices compared to 2010, decreased off-hire days and lower bunker consumption due to higher idle days.

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

The following table presents our FSO segment’s operating results for 2011 and 2010, and compares its net revenues (which is a non-GAAP financial measure) for 2011 and 2010, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2011	2010	% Change

Revenues	62,731	74,298	(15.6)
Voyage expenses	1,388	888	56.3

Net revenues	61,343	73,410	(16.4)
Vessel operating expenses	30,470	35,214	(13.5)
Depreciation and amortization	12,009	16,262	(26.2)
General and administrative (1)	3,779	3,799	(0.5)
Write down of vessels	8,769	—	100.0
Restructuring charge	2,697	—	100.0

Income from vessel operations	3,619	18,135	(80.0)

Calendar-Ship-Days
Owned Vessels	1,901	2,190	(13.2)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

We acquired the Falcon Spirit FSO unit from Teekay Corporation in April 2010. However, as a result of the inclusion of the Dropdown Predecessor, the Falcon Spirit has been included for accounting purposes in our results as if it was acquired on December 15, 2009, when the vessel began operations under the ownership of Teekay Corporation. Please read “Items You Should Consider When Evaluating Our Results of Operations – Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control.”

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

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $71.5 million for 2011, from $61.2 million for 2010, mainly relating to an increase in management fees payable to subsidiaries of Teekay Corporation for services rendered to us due to increases in business development costs supporting our direct tenders, due to a success fee relating to the acquisition of the Piranema Spirit and a one-time management fee charged to us by Teekay Corporation associated with the portion of stock-based compensation grants of Teekay Corporation’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011, partially offset by an increase in realized and unrealized gains on foreign currency forward contracts that have been designated as hedges for accounting purposes.

Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $36.2 million for 2011, from $36.6 million for 2010, primarily due to:

•	a decrease of $4.8 million during 2011, mainly from lower debt balances relating to the Falcon Spirit FSO unit and the Rio das Ostras FPSO unit (including the Dropdown Predecessor); and

•	a decrease of $4.6 million related to scheduled repayments and prepayments of debt during 2011 and 2010.

partially offset by

•	an increase of $7.9 million from the issuance of the NOK 600 million senior unsecured bonds in November 2010.

Realized and Unrealized (Losses) Gains on Derivatives. Net realized and unrealized losses on non-designated derivatives were ($159.7) million for 2011, compared to ($55.7) million for 2010.

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

As a result of significant decreases in long-term benchmark interest rates in 2011, we recognized unrealized losses of $100.3 million in 2011. Long-term benchmark interest rates declined in 2010, causing us to recognize unrealized losses of $10.4 million in 2010. Please see Item 5 – Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gain on derivative instruments.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains were $1.5 million for 2011, compared to $0.9 million for 2010. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For 2011, foreign currency exchange losses and gains include a realized gain of $2.9 million (2010 – $0.2 million) and an unrealized (loss) gain of ($1.6) million (2010 – $4.0 million) on the cross currency swap relating to the Norwegian bond.

Other Income. Other income was $3.7 million for 2011, compared to $6.8 million for 2010, which was primarily comprised of leasing income from our volatile organic compound equipment. The leasing income is decreasing as the contracts near completion.

Income Tax Recovery (Expense). Income tax (expense) recovery was ($6.7) million for 2011, compared to $9.7 million for 2010. The income tax expense in 2011 was primarily due to current income taxes from the FPSO fleet. The income tax recovery in 2010 was primarily due to unrealized foreign exchange translation losses whereas in 2011 we took a full valuation allowance against the deferred tax asset relating to Norwegian tax losses carried forward which resulted in no income tax recovery in 2011.

Net (Loss) Income from Discontinued Operations. In 2011, we sold the Scotia Spirit. In 2012, we sold the Hamane Spirit, Torben Spirit and Luzon Spirit. We also agreed to sell the Leyte Spirit, and such vessel is classified as held for sale at December 31, 2012. These operations prior to December 31, 2012 were reported within the conventional tanker segment. Net (loss) income from discontinued operations was ($23.8) million for 2011 and $16.6 million for 2010. Net loss from discontinued operations increased for 2011 from 2010, primarily due to:

•	a $54.1 million in the write down of five vessels in 2011; and

•	an decrease of $1.6 million in net revenues due to the sale of the Scotia Spirit;

partially offset by

•

an increase of $5.7 million in net revenues due to an increase in net bunker profits. Bunker profits increased due to an increase in bunker index prices compared to 2010, decreased off-hire days and lower bunker consumption due to higher idle days;

•	a decrease of $4.3 million in depreciation and amortization primarily due the sale of the Scotia Spirit and the completion of dry-docking amortization on vessels expected to be sold; and

•	an increase of $3.8 million in net revenues due to a decrease in the number of off-hire days from scheduled dry dockings in 2011 compared to 2010.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures, is generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 8 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. As at December 31, 2012, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at December 31, 2012, our total cash and cash equivalents were $206.3 million, compared to $179.9 million at December 31, 2011. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $419.8 million as at December 31, 2012, compared to $202.3 million as at December 31, 2011. The increase in liquidity of $217.5 million is primarily the result of the issuance of NOK 600 million ($101.4 million) senior unsecured bonds in January 2012, the drawdown of a $130 million debt facility secured by the Piranema Spirit FPSO unit in February 2012, the $45.9 million private placement of common units in July 2012 and the $219.5 million public offering of common units in September 2012, partially offset by a reduction in the amount available for drawdown of our revolving credit facilities and the BG shuttle tanker installments of $78.1 million.

In February 2013, we made a partial prepayment of $150.0 million to Teekay Corporation in connection with the acquisition of the Voyageur Spirit FPSO unit. Teekay Corporation will pay us interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds. Teekay Corporation is obligated to repay us the full amount of prepaid funds, plus accrued interest, if the acquisition does not close before April 30, 2013.

As at December 31, 2012, we had a working capital deficit of $67.7 million, compared to a working capital deficit of $80.5 million at December 31, 2011. As at December 31, 2012, the working capital deficit included $128.8 million relating to revolving credit facilities and $38.0 million relating to NOK 600 million senior unsecured bonds. The current portion of long-term debt increased mainly due to a reduction in the maximum allowable amount outstanding under our revolving credit facilities in 2012 due to scheduled reductions. We expect to manage our working capital deficit primarily with net operating cash flow generated in 2013, with proceeds from the NOK 1,300 million senior unsecured bonds issued in January, 2013, of which NOK 388.5 million of the existing NOK 600 million bonds that mature in 2013 were repurchased and with new and existing undrawn revolving credit facilities and term loans.

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

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2012	2011	2010

Net cash flow from operating activities	267,494	254,162	286,585
Net cash flow (used for) from financing activities	(206,007)	35,318	(211,600)
Net cash flow used for investing activities	(35,082)	(276,029)	(17,909)

Operating Cash Flows. Net cash flow from operating activities increased to $267.5 million for 2012, from $254.1 million in 2011, due primarily to a decrease in time-charter hire expenses of $13.9 million, an increase in the current tax recovery of $8.7 million, a decrease in dry docking expenditures of $7.3 million, a decrease in restructuring costs of $2.8 million, and an increase in net revenues of $2.7 million, partially offset by an increase in net interest expense of $9.9 million, a net decrease in changes to non-cash working capital items of $6.2 million, an increase in general and administrative expenses of $2.4 million, a decrease in other income of $2.0 million and an increase in realized losses on non-designated derivative instruments of $1.9 million. Details of the changes for the majority of these items are described in the Results of Operations – Year Ended December 31, 2012 versus Year Ended December 31, 2011. In summary, we benefited from a full year of the Piranema Spirit FPSO unit, partially offset by vessel sales and the terminations of time-charter-out contracts within our shuttle and conventional fleets.

The $7.3 million decrease in dry docking costs for 2012 compared to 2011 is primarily due to a decrease in the number of vessel dry dockings for 2012 compared to 2011.

The $6.2 million net decrease in the change in working capital for 2012 compared to 2011 is primarily due to:

•	a $32.2 million decrease due to the timing of settlements with related parties;

partially offset by

•	a $12.2 million increase from the changes in the balance of prepaid expenses year over year due to a higher level of bunker inventory held at December 31, 2011 compared to 2012 and 2010;

•	a $8.8 million increase from the changes in the balances of payables and accruals year over year due to higher advances received from our customers in 2010 compared to 2011 and 2012; and

•

a $5.0 million increase from the changes in the balance of accounts receivable year over year due to more timely receipts from customers in the FSO fleet in 2010 compared to 2011 and 2012, partially offset by higher revenues earned in our FPSO fleet in 2012.

Net cash flow from operating activities decreased to $254.2 million for 2011 from $286.6 million in 2010, due primarily to a net decrease in changes to non-cash working capital items of $45.8 million and an increase in operating expenses of $25.8 million, partially offset by increased net revenues of $47.7 million.

The $45.8 million decrease in the change in working capital from $34.5 million in 2010 to ($11.3) million for 2011 is primarily due to a $32.2 million decrease in the balance of payables and accruals at December 31, 2011 relative to December 31, 2010 compared to an increase in the balance of payables and accruals in the prior year, mainly as a result of the Rio das Ostras’ upgrade initiated in late 2010 and completed in mid-2011 and higher advances received from our customers in 2010; a $27.0 million increase in the balance of accounts receivable at December 31, 2011 relative to December 31, 2010 compared to a decrease in the balance of accounts receivable in the prior year, mainly as a result of more timely receipts from customers in the shuttle and FPSO fleet in 2010; and $11.8 million relating to changes in the balance of prepaid expenses mainly as a result of the level of bunker inventory held at year-end; partially offset by $25.3 million relating to the timing of intercompany settlements with related parties.

All other changes to cash flows from operating activities are described above in the Results of Operations.

Financing Cash Flows.

In order to partially finance new acquisitions, we periodically issue common units to the public and to institutional investors. We raised net proceeds (including our general partner’s 2% proportionate capital contribution) of $257.2 million in 2012, $419.9 million in 2011 and $401.5 million in 2010. We paid finance shipyard installments for the four Suezmax newbuilding shuttle tankers in 2012 and 2011. We repaid a portion of our outstanding debt under certain of our revolving credit facilities in 2012 and 2010. We purchased the Piranema Spirit FPSO unit and acquired the remaining 49% interest in Teekay Offshore Operating L.P. in 2011. We purchased the Falcon Spirit FSO unit and repaid the remaining $60.0 million of the Teekay Corporation vendor financing related to the purchase of the Petrojarl Varg FPSO unit in 2011.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds (outflow) from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt were ($131.4) million in 2012, $331.3 million in 2011, and ($215.9) million in 2010. Net proceeds from the issuance of long-term debt declined in 2012 and 2010 as a result of less cash required for capital expenditures. In 2011, we issued long-term debt to finance a portion of the acquisition of the Falcon Spirit, Rio Das Ostras, Amundsen Spirit and the Nansen Spirit from Teekay Corporation.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were relatively stable at $146.2 million in 2012, $110.7 million in 2011, and $132.7 million in 2010.

Cash distributions paid by our subsidiaries to non-controlling interests totaled $8.8 million in 2012, $37.0 million in 2011 and $77.2 million in 2010. Cash distributions paid by us to our unitholders and our general partner totaled $160.9 million in 2012, $129.3 million in 2011 and $85.1 million in 2010. The decrease in distribution to non-controlling interests and increase in distributions to our unitholders were mainly attributed to our acquisition from Teekay Corporation of the remaining 49% interest in OPCO in early March 2011. Subsequent to December 31, 2012, cash distributions relating to the fourth quarter of 2012 were declared and paid on February 14, 2013 and totaled $44.2 million.

Investing Cash Flows. During 2012, net cash flow used in investing activities was $35.1 million, primarily relating to expenditures for vessels and equipment, including additional installment payments of $78.1 million on the four newbuilding BG shuttle tankers and $9.3 million on various other vessel additions, partially offset by $35.2 million in proceeds from the sale of five vessels and scheduled lease payments of $17.1 million received from the leasing of certain of our volatile organic compound emissions equipment and direct financing lease assets.

During 2011, net cash flow used in investing activities was $276.0 million, primarily relating to the purchase of the Piranema Spirit, expenditures on vessels and equipment relating to the four Suezmax newbuilding shuttle tankers, the Peary Spirit newbuilding and upgrades on the Rio das Ostras, partially offset by scheduled lease payments of $20.9 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets and the proceeds of $13.4 million received on the sale of vessels and equipment relating to the Scotia Spirit and the Karratha Spirit.

During 2010, net cash flow used in investing activities was $17.9 million, primarily relating to expenditure on vessels and equipment relating to the advances on the Peary Spirit newbuilding, partially offset by scheduled lease payments of $22.7 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2012:

	Total	2013	2014 and 2015	2016 and 2017	Beyond 2017
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Long-term debt (1)	1,554.0	210.4	838.3	265.5	239.8
Chartered-in vessels (operating leases)	79.9	46.2	33.7	—	—
Newbuilding installments (2)	323.3	323.3	—	—	—
Purchase of Voyageur Spirit FPSO unit (3)	540.0	540.0	—	—	—
Purchase of HiLoad DP unit (4)	55.0	55.0	—	—	—

Norwegian Kroner-Denominated Obligations
Long-term debt (5)	215.6	38.0	—	177.6	—

Total contractual obligations	2,767.8	1,212.9	872.0	443.1	239.8

(1)	Excludes expected interest payments of $18.0 million (2013), $18.8 million (2014 and 2015), $9.3 million (2016 and 2017) and $3.2 million (beyond 2017). Expected interest payments are based on LIBOR, plus margins which ranged between 0.30% and 3.25% as at December 31, 2012. The expected interest payments do not reflect the effect or related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.
(2)	Excludes capitalized interest and miscellaneous construction costs. Please read Item 18 – Financial Statements: Note 15(c) – Commitments and Contingencies.
(3)	The purchase is subject to obtaining financing and the commencement of operations under a long-term charter with E.ON. We expect to finance the acquisition through the assumption of a new $330 million debt facility secured by the asset, a portion of the proceeds from our public offering completed in September 2012 and a $40 million equity private placement of common units to Teekay Corporation. Please read Item 18 – Financial Statements: Note 15(e) – Commitments and Contingencies.
(4)	Includes modification costs. The purchase is subject to finalizing a ten-year time-charter contract with Petrobras. Please read Item 18 – Financial Statements: Note 15(f) – Commitments and Contingencies.
(5)	Excludes expected interest payments of $15.2 million (2013), $25.8 million (2014 and 2015), and $9.2 million (2016 and 2017). Expected interest payments are based on NIBOR, plus margins which ranged between 4.75% and 5.75% as at December 31, 2012. The expected interest payments do not reflect the effect or related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our variable rate debt. The table excludes the NOK bonds issued and repurchased subsequent to December 31, 2012.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Management of our general partner reviews our accounting policies, assumptions, estimates and judgments on a regular basis to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results will differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies. Please read Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies.

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

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

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

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2012. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts is sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels employed on single-voyage, or spot charters, as well as those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. The table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would not necessarily represent vessels that would likely be impaired in the next 12 months. The recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimate of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract. The recognition of an impairment in the future may be more likely for vessels that have estimated future undiscounted cash flow only marginally greater than their respective carrying value.

(in thousands of U.S. dollars, except number of vessels) Reportable Segment	Number of Vessels		Market Values(1) $	Carrying Values $
Shuttle Tanker Segment - marginally greater	5	(2)	102,800	185,517
Shuttle Tanker Segment - significantly greater	2	(2)	40,000	57,720
FSO Segment - marginally greater	1		7,000	19,628
FSO Segment - significantly greater	3		20,000	30,391
Conventional Tanker Segment - marginally greater	2		14,000	33,660

(1)	Market values are determined using reference to second-hand market comparable values or using a depreciated replacement cost approach. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers and FSO units may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

The estimated market values for the FSO units in the table above were based on second-hand market comparable values for similar vessels. Given the advanced age of these vessels, the estimated market values substantially reflect the price of steel and amount of steel in the vessel. The estimated market values for the shuttle tankers were based on second-hand market comparable values for conventional tankers of similar age and size, adjusted for shuttle tanker specific functionality.

(2)	Includes four vessels in the shuttle tanker segment which are less than 15 years old. We expect that these vessels will generate sufficient cash flow over their remaining useful lives to exceed the respective carrying values of such vessels.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 20 to 25 years for conventional and shuttle tankers and 20 to 25 years for FPSO units, commencing at the date the vessel was originally delivered from the shipyard. FSO units are depreciated over the term of the contract. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and drydocking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation. Effective January 1, 2012, we reduced the estimated useful life of six older shuttle tankers from 25 years to 20 years. As a result of the change in useful life, we increased the estimate of the residual value of these vessels to reflect the more recent average scrap prices.

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

As of December 31, 2012, the shuttle segment had goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the section entitled “Forward-Looking Statements.”

Amortization expense of intangible assets for 2012 and 2011 was $6.0 million and $7.1 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets. As at December 31, 2012 and 2011, the net book value of intangible assets was $15.5 million and $21.6 million, respectively.

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

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As at December 31, 2012, we had a valuation allowance of $135.1 million (2011 – $116.7 million).

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Management of Teekay Offshore Partners L.P.

Teekay Offshore GP L.L.C., our general partner, manages our operations and activities. Unitholders generally are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

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

The Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Corporation and its subsidiaries, including Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG ) and Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers ). Mr. Evensen is also the Chief Executive Officer and Chief Financial Officer of Teekay LNG’s general partner, Teekay GP L.L.C. The amount of time Mr. Evensen allocates among our business and the businesses of Teekay Corporation and Teekay LNG varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We believe Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.

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

Directors and Executive Officers of Teekay Offshore GP L.L.C.

The following table provides information about the directors and executive officers of our general partner, Teekay Offshore GP L.L.C. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors are as of March 1, 2013.

Name	Age	Position
C. Sean Day	63	Chairman (1)
Peter Evensen	54	President, Chief Executive Officer, Chief Financial Officer and Director
Kenneth Hvid	44	Director
David L. Lemmon	70	Director (1) (2)
Carl Mikael L.L. von Mentzer	68	Director (1) (2)
John J. Peacock	69	Director (1) (2)
Michael Balaski	56	Vice President

(1)	Member of Corporate Governance Committee.
(2)	Member of Audit Committee and Conflicts Committee.

Certain biographical information about each of these individuals is set forth below.

C. Sean Day has served as Chairman of Teekay Offshore GP L.L.C. since it was formed in August 2006. Mr. Day has also served as Chairman of the Board of Teekay Corporation since September 1999. He also serves as Chairman of Teekay GP L.L.C. and Teekay Tankers Ltd. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to that, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation and Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay Corporation’s largest shareholder, to oversee its investments, including that in the Teekay Corporation group of companies.

Peter Evensen has served as Chief Executive Officer, Chief Financial Officer and a Director of Teekay Offshore GP L.L.C. since August 2006. On April 1, 2011, Mr. Evensen became President and Chief Executive Officer of Teekay Corporation and also became a Director of Teekay Corporation. He also serves as Chief Executive Officer, Chief Financial Officer and a Director of Teekay GP L.L.C. and as a Director of Teekay Tankers Ltd. He was appointed Executive Vice President and Chief Strategy Officer of Teekay Corporation in 2006. Mr. Evensen has over 25 years of experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Kenneth Hvid has served as a Director of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. and Chief Strategy Officer and Executive Vice President of Teekay Corporation since April 2011. He joined Teekay Corporation in October 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the liquefied natural gas business. He held that position until the beginning of 2006, when he was appointed President of the Teekay Navion Shuttle Tankers and Offshore division of Teekay Corporation. In that role, he was responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the FSO business and related offshore activities. Mr. Hvid has 24 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P.& I. (Bermuda) Ltd.

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

John J. Peacock has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Mr. Peacock retired in February 2007 from Fednav Limited, a Canadian ocean-going, dry-bulk shipowning and chartering group. Joining as Fednav’s Treasurer in 1979, he became Vice-President Finance in 1984 and joined the Board of Directors. In 1998, Mr. Peacock was appointed Executive Vice-President of Fednav and President and Chief Operating Officer of Fednav International Ltd., the Group’s principal operating subsidiary. Though retired, he continues to serve as a Director. Mr. Peacock has over 40 years accounting experience, and prior to joining Fednav was a partner with Clarkson Gordon (now Ernst & Young) in Montreal, Canada. He also serves as Chair of the McGill University Health Centre Foundation.

Michael Balaski has served as Vice President of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. since December 2011. In 2011, he retired as a partner in the Tax Services Group of PricewaterhouseCoopers LLP (or PwC) in Vancouver, Canada, where he was a member of the International Tax Group specializing in the international shipping sector. Mr. Balaski was a partner of PwC Canada for over ten years. During that time, Mr. Balaski worked closely with Teekay Corporation and its subsidiaries, spending much of his working time at Teekay Corporation’s office.

B. Compensation

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

During 2012, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of the officers of the general partner incurred on our behalf was $1.1 million.

Compensation of Directors

Officers of our general partner or Teekay Corporation who also serve as directors of our general partner do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Effective January 2012, each non-employee director receives a director fee of $50,000 for the year and common units with a value of approximately $50,000 for the year. The Chairman receives an annual fee of $87,500 and common units with a value of approximately $87,500 for the year. Members of the audit and conflicts committees, and the chair of the governance committees each receive a committee fee of $5,000 for the year, and the chairs of the audit committee and conflicts committee receive a fee of $10,000 for the year for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2012, the four non-employee directors received, in the aggregate, $282,500 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. In March 2012, our general partner’s Board of Directors granted to the four non-employee directors an aggregate of 8,260 common units. In March 2013, our general partner’s Board of Directors granted to the four non-employee directors an aggregate of 8,260 common units.

2006 Long-Term Incentive Plan

Our general partner adopted the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned common units awarded to our general partner’s non-employee directors, we did not make any awards in 2012 under the 2006 Long-Term Incentive Plan.

C. Board Practices

Teekay Offshore GP L.L.C., our general partner, manages our operations and activities. Unitholders generally are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

Our general partner’s Board of Directors (or the Board) currently consists of six members. Directors are appointed to serve until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised solely of independent members, except for the Corporate Governance Committee, and operates under a written charter adopted by the Board, other than the Conflicts Committee. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Partnership Governance Charters” in the About Us page of our web site at www.teekayoffshore.com. During 2012, the Board held eight meetings. Each director attended all Board meetings, except for one meeting where one director was absent. Each committee member attended all applicable committee meetings, except for one meeting where one director was absent.

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

D. Employees

Crewing and Staff

As of December 31, 2012, approximately 1,930 seagoing staff served on our vessels. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries. As of December 31, 2012, approximately 34 staff served on shore in technical, commercial and administrative roles in Singapore and Brazil. Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please see Item 7 – Major Unitholders and Related Party transactions – Certain Relationships and Related Party Transactions.

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

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2012, of our units by all directors and officers of our general partner as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units that the person has the right to acquire as of March 1, 2013 (60 days after December 31, 2012) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned(3)

All directors and officers as a group (6 persons) (1) (2)	228,278	0.32%

(1)	Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the directors of our general partner, C. Sean Day and Peter Evensen. Peter Evensen is the Chief Executive Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay LNG, and a Director of Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Tankers Ltd. Kenneth Hvid is a Director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Mr. Hvid is also Chief Strategy Officer and Executive Vice President of Teekay Corporation. Please read Item 7: Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for more detail.
(2)	Each director, executive officer and key employee beneficially owns less than 1% of the outstanding units.
(3)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.

Item 7.	Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership, as of March 1, 2013, of our units by each person we know to beneficially own more than 5% of the outstanding units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of April 30, 2013 (60 days after March 1, 2013) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned

Teekay Corporation (1)	22,362,814	27.9%

Kayne Anderson Capital Advisors, LP, and Richard A. Kayne, as a group (2)	7,959,208	9.9%

Neuberger Berman Group LLC and Neuberger Berman, LLC, as a group (3)	6,113,914	7.6%

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.
(2)	Includes shared voting power and shared dispositive power as to 7,959,208 units. Kayne Anderson Capital Advisors, LP, and Richard A. Kayne both have shared voting and dispositive power. Kayne Anderson Capital Advisors, L.P. is the general partner (or general partner of the general partner) of the limited partnerships and investment adviser to the other accounts. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. Mr. Kayne is also a limited partner of each of the limited partnerships and a shareholder of the registered investment company. This information is based on the Schedule 13G/A filed by this group with the SEC on January 9, 2013.
(3)	Includes shared voting power as to 5,495,856 units and shared dispositive power as to 6,113,914 units. Both Neuberger Berman Group LLC and Neuberger Berman LLC have shared dispositive power. Neuberger Berman, LLC and Neuberger Berman Management LLC serve as sub-advisor and investment manager, respectively, of Neuberger Berman Group LLC’s mutual funds. The holdings of Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternative Fund Management LLC, NB Alternatives Advisers LLC and Neuberger Berman Fixed Income LLC, affiliates of Neuberger Berman LLC, are also aggregated to comprise the required holdings. This information is based on the Schedule 13G filed by this group with the SEC on February 14, 2013.

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

Peter Evensen is the President and Chief Executive Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay Offshore GP L.L.C and Teekay GP L.L.C., and a Director of Teekay Corporation, Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Tankers Ltd.

Kenneth Hvid is a Director of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. Mr. Hvid is also the Chief Strategy Officer and Executive Vice President of Teekay Corporation.

Michael Balaski is the Vice President of Teekay Offshore GP L.L.C. and Teekay GP L.L.C.

Because Mr. Evensen is an employee of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan) is set and paid by Teekay Corporation. Pursuant to our partnership agreement, we have agreed to reimburse Teekay Corporation for time spent by Mr. Evensen on our management matters as our Chief Executive Officer and Chief Financial Officer. Because Mr. Balaski is an employee of our general partner, his compensation is set and paid by our general partner. Pursuant to our partnership agreement, we have agreed to reimburse our general partner for time spent by Mr. Balaski on our partnership matters.

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

•

owning, operating or chartering offshore vessels and related time charters and contracts of affreightment that relate to tenders, bids or awards for an offshore project that Teekay Corporation or any of its subsidiaries submits or receives; however, at least one year after the delivery date of any such offshore vessel, Teekay Corporation must offer to sell the offshore vessel and related contract to us, with the vessel valued (i) for newbuildings originally contracted by Teekay Corporation, at its “fully-built-up cost” (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire, construct, and/or convert and bring such offshore vessel to the condition and location necessary for our intended use, plus project development costs for completed projects and projects that were not completed but, if completed, would have been subject to an offer to us pursuant to the omnibus agreement) and (ii) for any other vessels, Teekay Corporation’s cost to acquire a newbuilding from a third party or the fair market value of any existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the “fully-built-up cost” of converting the vessel prior to delivery to us;

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

The omnibus agreement and a subsequent agreement also obligated Teekay Corporation to offer to us, prior to July 9, 2012, the Foinaven FPSO, an existing FPSO unit of Teekay Petrojarl, a wholly-owned subsidiary of Teekay Corporation. We agreed to waive Teekay Corporation’s obligation to offer the FPSO unit to us by July 9, 2012, however Teekay Corporation is obligated to offer the FPSO unit to us prior to July 9, 2013. The purchase price for the Foinaven FPSO would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to us.

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

The acquisition consisted of us acquiring Teekay Corporation’s equity interest in Teekay Al Raayan LLC for $11.3 million and Teekay Corporation’s interest in amounts due to Teekay Corporation from Teekay Al Raayan LLC for $32.8 million. Immediately prior to the acquisition, $11.2 million of amounts due to Teekay Corporation was converted to equity. The portion of the purchase price for the acquisition of the equity interest in Teekay Al Raayan LLC ($11.3 million) was accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price was greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The portion of the purchase price for the acquisition of the intercorporate loan ($32.8 million) was accounted for as repayment of debt.

d)	On October 1, 2010, we acquired from Teekay Corporation the Rio das Ostras FPSO unit, which is on a long-term charter to Petroleo Brasileiro SA (or Petrobras), for a purchase price of $157.7 million, plus working capital of $12.4 million. Immediately prior to the acquisition, $163.0 million of amounts due to Teekay Corporation were converted to equity. The purchase price was financed through the assumption of debt of $93.8 million and the remainder was paid in cash. The purchase price is accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price is less than the corresponding book value, the excess is reflected as an addition in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The purchase agreement provides that Teekay Corporation shall reimburse us for upgrade costs in excess of the upgrade estimate as of the closing date. During the year ended December 31, 2011, Teekay Corporation reimbursed us for $2.0 million of such upgrade costs, which is reflected as a capital contribution.

On the dropdown, certain assets and liabilities of the Rio das Ostras were retained by Teekay Corporation. These net assets retained by Teekay Corporation totaled $0.1 million and are accounted for as a non-cash equity distribution to Teekay Corporation.

e)	On October 1, 2010, we acquired from Teekay Corporation the newbuilding shuttle tanker, the Amundsen Spirit, which is on a time charter to Statoil ASA, for a purchase price of $128.0 million. The purchase price was financed through the assumption of debt of $93.3 million, the issuance of new units of $17.0 million and $17.7 million with cash. The excess of $31.2 million of the purchase price over the book value of the net liabilities of ($3.5) million, which includes the fair value of an interest rate swap of ($25.9) million, is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $32.7 million of amounts due to Teekay Corporation by Amundsen Spirit LLC was converted to equity.

f)	On October 1, 2010, we agreed to acquire from Teekay Corporation its 100% interest in the Nansen Spirit LLC, which owns the newbuilding shuttle tanker, the Nansen Spirit. On December 10, 2010, the Nansen Spirit commenced its time charter with Statoil ASA and we acquired 100% of Teekay Corporation’s interest in the Nansen Spirit LLC for a purchase price of $126.3 million. The purchase price was financed through the assumption of debt of $93.3 million, the issuance of new units of $16.4 million and $16.6 million with cash. The excess of $4.4 million of the purchase price over the book value of the net assets of $28.6 million was accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $31.5 million of amounts due to Teekay Corporation by Nansen Spirit LLC was converted to equity. For the period October 1, 2010 to December 10, 2010, we consolidated Nansen Spirit LLC on our financial statements as it was considered a variable interest entity and we were the primary beneficiary.

g)	On August 2, 2011, we acquired from Teekay Corporation the Peary Spirit for a purchase price of $134.5 million. The purchase price was financed through the assumption of debt of $96.8 million and $37.7 million with cash. The excess of $5.5 million of the cash portion of the purchase price over the book value of the net assets of $32.2 million is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $36.9 million of amounts due to Teekay Corporation by Peary Spirit LLC was converted to equity of the vessel entity. For the period October 1, 2010 to August 2, 2011, we consolidated Peary Spirit LLC on our financial statements as it was considered a variable interest entity and we were the primary beneficiary.

h)	On October 1, 2010, we agreed to acquire two interest rate swaps from Teekay Corporation on the same date as it would acquire the Nansen Spirit and the Peary Spirit from Teekay Corporation. The fair value of the interest rate swaps of ($57.1) million on October 1, 2010, was accounted for as an equity distribution to Teekay Corporation.

i)	On March 8, 2011, we acquired Teekay Corporation’s 49% interest in OPCO for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and the issuance of 7.6 million of our common units to Teekay Corporation and a 2% proportionate interest to the General Partner in a private placement. The acquisition increased our ownership of OPCO to 100%. The excess of the proceeds paid by us over Teekay Corporation’s historical book value of $128.0 million for the 49% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $258.3 million.

j)	On October 1, 2011, we acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. On December 31, 2011, we recognized a liability of $10.9 million in respect of the purchase price adjustment, of which $5.7 million is included in due to affiliates and $5.2 million is included in other liabilities. On October 1, 2012, we repaid a portion of the liability, which at the repayment date was $5.9 million. As at December 31, 2012, the outstanding liability was $5.7 million, which is included in due to affiliates. The purchase price was financed through the assumption of debt of $93.3 million and $23.0 million with cash. The excess of $35.6 of the purchase price (including the contingent consideration liability of $10.1 million on October 1, 2011) over the book value of the net liabilities of $2.6 million, which includes the fair value of an interest rate swap of ($34.6) million, is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $34.5 million of amounts due to Teekay Corporation by Scott Spirit LLC was converted to equity.

k)	On October 1, 2012, we acquired from Teekay Corporation the VOC equipment on board the Amundsen Spirit, the Nansen Spirit, the Peary Spirit and the Scott Spirit for $12.8 million. On December 31, 2012, we recognized this liability in due to affiliates. The purchase price was financed with cash. The excess of $2.8 million of the purchase price over the net carrying value of the equipment is accounted for as an equity distribution to Teekay Corporation.

l)	During the year ended, December 31, 2012, six conventional tankers, two shuttle tankers and two FSO units of ours were employed on long-term time-charter-out contracts with subsidiaries of Teekay Corporation, and two conventional tankers of ours were employed on long-term time-charter-out contracts with a joint venture in which Teekay Corporation has a 50% interest. During the year ended December 31, 2012, we sold one of its conventional vessels which was employed on a long-term, time-charter-out contract to a subsidiary of Teekay Corporation. In 2012, we received an early termination fee from Teekay Corporation of $14.7 million which is recorded in net income (loss) from discontinued operations on the consolidated statements of income (loss). Teekay Corporation and its wholly owned subsidiaries provide substantially all of our commercial, technical, crew training, strategic, business development and administrative services needs. In addition, we reimburse the General Partner for expenses incurred by the General Partner that are necessary or appropriate for the conduct of our business. Revenues (expenses) from such related party transactions were as follows:

	Year Ended December 31,
	2012	2011	2010
	$	$	$
Revenues(1)	89,075	94,751	81,105
Vessel operating expenses(2)	(5,148)	(5,562)	(4,976)
General and administrative(3)(4)	(60,296)	(59,459)	(48,716)
Interest expense(5)	(392)	(316)	(4,199)
Realized and unrealized loss on derivative instruments(6)	—	(12,186)	(5,658)
OCI(7)	—	—	131
Related party transactions from discontinued operations(8)	35,197	72,737	58,674

(1)	Revenue from long-term time-charter-out contracts and short-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation. The year ended December 31, 2011 includes $1.2 million recovered from Teekay Corporation for penalties accrued in respect of the Rio das Ostras which relate to a period prior to the acquisition of the unit by us.
(2)	Crew training fees charged by Teekay Corporation.
(3)	Commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on our behalf.
(4)	Amounts are net of $4.9 million, $3.5 million and $3.8 million respectively, during the years ended December 31, 2012, 2011, and 2010, of management fees for ship management services provided by us to a subsidiary of Teekay Corporation.
(5)	Guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation during the year ended December 31, 2012, interest paid to Teekay Corporation for financing our acquisition of an FPSO unit during the year ended December 31, 2010 and interest allocated from Teekay Corporation as a result of the Dropdown Predecessor during the years ended December 31, 2011 and 2010.
(6)	Realized/Unrealized losses on interest rate swaps allocated from Teekay Corporation as a result of the Dropdown Predecessor.
(7)	Other comprehensive income (or OCI) relating to hedging and designated foreign currency forward contracts allocated from Teekay Corporation as a result of the Dropdown Predecessor.
(8)	Related party transactions relating to five conventional tankers determined to be discontinued operations. This includes revenue from long-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including the early termination fee described above; crew training fees charged by Teekay Corporation accounted for as vessel operating expenses; and commercial, technical, strategic and business development management fees charged by Teekay Corporation.

m)	At December 31, 2012, due from affiliates totaled $29.7 million (December 31, 2011 – $6.1 million) and due to affiliates totaled $47.8 million (December 31, 2011 – $39.7 million). Due to and from affiliates are non-interest bearing and unsecured and are expected to be settled within the next fiscal year in the normal course of operations.

Item 8.	Financial Information

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

In November 2007, Navion Offshore Loading AS (or NOL), one of our subsidiaries, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field. The plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $38.3 million). The Stavanger District Court found that NOL is liable for damages except for damages related to certain indirect or consequential losses. The court also found that Statoil ASA is liable to NOL for the same amount of damages. The parties have appealed the decision. As a result of the judgment, as at December 31, 2012 and 2011, we have recognized a liability of NOK 76,000,000 (approximately $13.9 million, which is a reduced amount in accordance with the court’s decision to exclude a large part of the indirect or consequential losses) and a corresponding receivable from Statoil, recorded in other liabilities and other assets, respectively.

We believe the likelihood of any losses relating to the claim is remote. We also believe that the charter contract relating to the Navion Hispania requires that Statoil be responsible and indemnify us for all losses relating to the damage to the Njord Bravo. We and Teekay Corporation also maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. We believe that these insurance policies will cover the costs related to this incident, including any costs not indemnified by Statoil, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify us for any losses we may incur in connection with this incident.

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

Item 9. The Offer and Listing

Our common units are traded on the NYSE under the symbol “TOO”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2012	2011	2010	2009	2008

High	$29.94	$31.19	$29.79	$20.06	$26.46
Low	$24.75	$22.70	$17.79	$9.75	$6.58

Quarter Ended	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
	2013	2012	2012	2012	2012	2011	2011	2011

High	$30.19	$28.21	$29.60	$29.47	$29.94	$28.00	$30.18	$31.19
Low	$26.86	$24.75	$27.20	$26.70	$27.17	$22.80	$22.70	$27.71

Month Ended	Mar 31,	Feb 29,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
	2013	2013	2013	2012	2012	2012

High	$30.19	$28.57	$29.43	$27.00	$27.27	$28.21
Low	$28.13	$26.92	$26.86	$25.33	$24.75	$26.09

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

a)	Agreement, dated June 26, 2003, for a U.S. $455,000,000 Revolving Credit Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.625%. The amount available under the facility reduces semi-annually, with a bullet reduction of $131.0 million on maturity in October 2014. The credit facility may be used for acquisitions and for general partnership purposes. As at December 31, 2012, our obligations under the facility are secured by first-priority mortgages granted on seven shuttle tankers and one FSO unit, together with other related security.

b)	Agreement, dated October 2, 2006, for a U.S. $940,000,000 Revolving Credit Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.625%. The amount available under the facility reduces semi-annually, with a bullet reduction of $350.0 million on maturity in October 2014. The credit facility may be used for acquisitions and for general partnership purposes. In addition, this facility allows OPCO to make working capital borrowings and loan the proceeds to us, which we could use to make distributions, provided that such amounts are paid down annually. As at December 31, 2012, our obligations under the facility are secured by first-priority mortgages granted on nine of our shuttle tankers and five of our conventional tankers, together with other related security.

c)	Amended and Restated Omnibus Agreement, dated December 19, 2006, among us, our general partner, Teekay Corporation, Teekay LNG and related parties. Please read Item 7 – Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for a summary of certain contract terms.

d)	We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us, and our operating subsidiaries with administrative, advisory, technical, strategic consulting services, business development and ship management services for a reasonable fee that includes reimbursement of their direct and indirect expenses incurred in providing these services. Please read Item 7 – Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for a summary of certain contract terms.

e)	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. Please read Item 6 – Directors, Senior Management and Employees for a summary of certain plan terms.

f)	Agreement, dated September 10, 2009, between Petrojarl Varg AS and Varg L.L.C., relating to the purchase of the Petrojarl Varg.

g)	Agreement, dated November 25, 2010, for NOK 600,000,000 Senior Unsecured Bonds due November 2013, among us, Teekay Offshore Operating L.P. and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.75% per annum.

h)	Agreement, dated March 8, 2011, between Teekay Holdings Limited and Teekay Offshore Partners L.P., relating to the purchase of limited partner interests of OPCO. Please read Item 7 – Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for a summary of certain contract terms.

i)	Agreement, dated November 29, 2011, between Sevan Marine ASA and Piranema L.L.C., relating to the purchase of the Piranema Spirit.

j)	Agreement, dated January 25, 2012, for NOK 600,000,000 Senior Unsecured Bonds due January 2017, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 5.75% per annum.

k)	Agreement, dated February 23, 2012, for a U.S. $130,000,000 debt facility between Piranema L.L.C. and Den Norske Bank ASA. This facility bears interest at LIBOR plus a margin of 3%. The amount available on under the facility reduces quarterly, with a bullet reduction of $65.0 million on maturity in February 2017.

l)	Agreement, dated September 11, 2012, between Teekay Corporation and Teekay Offshore Partners L.P., relating to the purchase of the Voyageur Spirit.

m)	Agreement, dated January 25, 2013, for NOK 500,000,000 Senior Unsecured Bonds due January 2016, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.00% per annum.

n)	Agreement, dated January 25, 2013, for NOK 800,000,000 Senior Unsecured Bonds due January 2018, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.75% per annum.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Offshore Partners L.P.

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

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common units that is (i) a U.S. citizen or U.S. resident alien, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend; (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common units not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10.0% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of such dividend.

Certain U.S. Individual Holders are subject to a 3.8% tax on certain investment income, including dividends, for taxable years beginning after December 31, 2012.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss generally will be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain U.S. Individual Holders are subject to a 3.8 percent tax on certain investment income, including capital gains from the sale or other disposition of units, for taxable years beginning after December 31, 2012.

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

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such pro rata share would not exceed the income allocable to dividends on our units, although ordinary earnings could be allocated to a unitholder in a taxable year before the dividend is paid. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our common units during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s common units on the “qualification date”. The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our common units during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common units.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common units and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such holder held our common units and for which (i) we were not a QEF with respect to such U.S. Holder and (ii) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s common units exceeds the U.S. Holder’s adjusted tax basis in the common units at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distribution received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years or, if shorter, the Non-Electing Holder’s holding period for the common units), and (ii) any gain realized on the sale, exchange or other disposition of units. Under these special rules:

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

If we were treated as a PFIC, a U.S. Holder would be required to file Form 8621 annually with the IRS and would be required to comply with all other applicable filing requirements with respect to the U.S. Holder’s units. In addition, if a Non-Electing Holder who is an individual dies while owning our common units, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the possible application of this disclosure requirement.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

In general, distributions we make to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we make will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions made to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Sale, Exchange or Other Disposition of Common Units

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common units generally is the same as described above regarding distributions. However, an individual Non-U.S. Holder may be subject to tax on gain resulting from the disposition of our common units if the Non-U.S. Holder is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements.

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of common units to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that the U.S. Holder has failed to report all interest or distributions required to be shown on the U.S. Holder U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the unitholder’s United States, or through a U.S. payor, by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

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

The tables below provide information about financial instruments as at December 31, 2012 that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value	Rate (1)
	2013	2014	2015	2016	2017	Thereafter	Total	Liability
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:

Variable Rate ($U.S.)(2)	210.4	755.9	82.4	79.5	186.0	239.8	1,554.0	1,452.1	1.3%
Variable Rate (NOK)(3)	38.0	—	—	69.8	107.8	—	215.6	221.1	7.2%

Interest Rate Swaps:

Contract Amount (4)(5)	243.5	104.7	229.8	100.2	72.3	755.5	1,506.0	270.7	4.3%
Average Fixed Pay Rate(2)	2.0%	4.4%	4.3%	4.4%	1.2%	5.2%	4.3%

(1)	Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of December 31, 2012 ranged between 0.30% and 3.25% based on LIBOR and between 4.75% and 5.75% based on NIBOR.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Norwegian Kroner-denominated debt and interest rate swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with two cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars. Please see the table in the Foreign Currency Fluctuation Risk section below and read Item 18. – Financial Statements: Note 13 – Derivative Instruments.
(4)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(5)	Includes an interest rate swap where the LIBOR rate receivable is capped at 3.5% on a notional amount of $98.5 million maturing in 2013.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Brazilian Reals, British Pounds, Euros and Singapore Dollars. For the years ended December 31, 2012 and 2011, approximately 49.9% and 43.6%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge these currency fluctuation risks in the future. At December 31, 2012, we were committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Average Forward Rate (1)	Expected Maturity 2013 (in thousands of U.S. Dollars)
Norwegian Kroner	195,000	5.94	32,848
British Pound	1,500	0.65	2,322
Euro	1,800	0.76	2,382

			37,552

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our Norwegian Kroner-denominated bonds; however we have entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 18 – Financial Statements: Note 13 – Derivative Instruments.

As at December 31, 2012, we were committed to the following cross currency swaps:

							Fair Value / Asset (Liability)
Principal Amount NOK	Principal Amount USD
		Floating Rate Receivable		Floating Rate Payable
		Reference		Reference		Fixed Rate	(Thousands of	Remaining
(Thousands)		Rate	Margin	Rate	Margin	Payable	U.S. Dollars)	Term (years)
600,000	98,500	NIBOR	4.75%	LIBOR(1)	5.04%		9,890	0.9
600,000	101,400	NIBOR	5.75%			7.49%	3,545	4.1

							13,435

(1)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5%. Please read Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at December 31, 2012, we were not committed to any bunker fuel swap contracts.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2012.

During the year ended 2012, we implemented a new accounting system designed to improve the effectiveness and efficiency of our accounting and financial reporting processes. Although this implementation changed certain specific activities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2012.

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

Our principal accountant for 2012 and 2011 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP for 2012 and by KPMG LLP and Ernst & Young LLP for 2011.

	2012	2011
	(in thousands of U.S. dollars)
Audit Fees (1)(2)	$716	$1,131
Audit-related Fees (3)	17	—
Tax Fees (4)	30	10

Total	$763	$1,141

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings, including professional services in connection with the review of our regulatory filings for our follow-on offering of common units.
(2)	Total audit fees incurred with respect to KPMG LLP were approximately $716,000 and $580,000 for 2012 and 2011, respectively. Total audit fees incurred with respect to Ernst & Young LLP were approximately nil and $551,000 for 2012 and 2011, respectively.
(3)	For 2012, audit-related fees relate primarily to assistance with statutory reporting requirements and general accounting issues.
(4)	For 2012 and 2011, tax fees relate primarily to corporate tax compliance fees.

The Audit Committee of our general partner’s Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2012.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable

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

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P. (1)

1.2	First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)

1.3	Certificate of Formation of Teekay Offshore GP L.L.C. (1)

1.4	Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (1)

1.5	Certificate of Limited Partnership of Teekay Offshore Operating L.P. (1)

1.6	Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating Partners L.P. (1)

1.7	Certificate of Formation of Teekay Offshore Operating GP L.L.C. (1)

1.8	Amended and Restated Limited Liability Company Agreement of Teekay Offshore Operating GP L.L.C. (1)

2.1	Agreement, dated November 25, 2010, among Teekay Offshore Partners L.P., Teekay Offshore Operating L.P. and Norsk Tillitsman ASA for NOK 600,000,000 Senior Unsecured Bonds due 2013. (5)

2.2	Agreement, dated January 25, 2012, among Teekay Offshore Partners L.P. and Norsk Tillitsman ASA for NOK 600,000,000 Senior Unsecured Bonds due 2017. (6)

2.3	Agreement, dated January 25, 2013, among Teekay Offshore Partners L.P. and Norsk Tillitsman ASA for NOK 500,000,000 Senior Unsecured Bonds due 2016.

2.4	Agreement, dated January 25, 2013, among Teekay Offshore Partners L.P. and Norsk Tillitsman ASA for NOK 800,000,000 Senior Unsecured Bonds due 2018.

4.1	Agreement, dated June 26, 2003, for a U.S $455,000,000 Revolving Credit Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks (1)

4.2	Agreement, dated October 2, 2006, for a U.S $940,000,000 Revolving Credit Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks (1)

4.3	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan (1)

4.4	Amended and Restated Omnibus Agreement (1)

4.5	Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited (3)

4.6	Advisory, Technical and Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited (3)

4.7	Administrative Services Agreement between Teekay Offshore Partners L.P. and Teekay Limited (3)

4.8	Agreement, dated September 10, 2009, between Petrojarl Varg AS and Varg L.L.C., relating to the purchase of the Petrojarl Varg (4)

4.9	Agreement, dated March 8, 2011, between Teekay Holdings Limited and Teekay Offshore Partners L.P., relating to the purchase of limited partner interests of OPCO. (5)

4.10	Agreement, dated November 29, 2011, between Sevan Marine ASA and Piranema L.L.C., relating to the purchase of the Piranema Spirit. (6)

4.11	Agreement, dated February 23, 2012, among Piranema L.L.C. and Den Norske Bank ASA for a U.S. $130,000,000 debt facility maturing in 2017.

4.13	Agreement, dated September 11, 2012, between Teekay Corporation and Teekay Offshore Partners L.P., relating to the purchase of the Voyageur Spirit. (7)

4.12	Business Development Services Agreement between Teekay Offshore Holdings L.L.C. and Teekay Shipping Limited.

8.1	List of Subsidiaries of Teekay Offshore Partners L.P.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Financial Officer

13.1	Teekay Offshore Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.

15.2	Consent of KPMG LLP, as independent registered public accounting firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 4, 2006, and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Appendix A to our Rule 424(b)(4) Prospectus filed with the SEC on December 14, 2006, and hereby incorporated by reference to such Prospectus.
(3)	Previously filed as an exhibit to our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 8, 2006, and hereby incorporated by reference to such Registration Statement.
(4)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No.1-33198), filed with the SEC on April 30, 2010, and hereby incorporated by reference to such Annual Report.
(5)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No.1-33198), filed with the SEC on April 11, 2011, and hereby incorporated by reference to such Annual Report.
(6)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No.1-33198), filed with the SEC on April 24, 2012, and hereby incorporated by reference to such Annual Report.
(7)	Previously filed as an exhibit to our Report on Form 6-K (File No.1-33198), filed with the SEC on September 11, 2012, and hereby incorporated by reference to such Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its General Partner

Date: April 11, 2013	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of

Teekay Offshore Partners L.P.

We have audited the accompanying consolidated balance sheets of Teekay Offshore Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2012 and 2011, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in total equity for each of the years in the two year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in total equity of the Partnership for the year ended December 31, 2010, were audited by other auditors whose report thereon dated April 11, 2011, expressed an unqualified opinion on those statements, before the retrospective adjustment described in note 1 to the consolidated financial statements

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited the adjustments described in note 1 that were applied to retrospectively adjust the consolidated statement of income (loss) for the year ended December 31, 2010 for the presentation of discontinued operations. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the consolidated statement of income (loss) for the year ended December 31, 2010 of the Partnership other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated statement of income (loss) for the year ended December 31, 2010 taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Vancouver, Canada	/s/ KPMG LLP
April 11, 2013	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Teekay Offshore Partners L.P.

We have audited the accompanying consolidated statements of income (loss), comprehensive income (loss), changes in total equity and cash flows of Teekay Offshore Partners L.P. and subsidiaries (or the Partnership) for the year ended December 31, 2010, prior to the retrospective adjustment described in note 1 to the consolidated financial statements. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above, prior to the retrospective adjustment described in note 1 to the consolidated financial statements, present fairly, in all material respects, the consolidated results of the operations, cash flows and changes in total equity of Teekay Offshore Partners L.P. and subsidiaries for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
April 11, 2011	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Teekay Offshore Partners L.P.

We have audited Teekay Offshore Partners L.P. and subsidiaries (the “Partnership”) internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Partnership as at December 31, 2012 and 2011, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in total equity for each of the years in the two year period ended December 31, 2012, and our report dated April 11, 2013, expressed an unqualified opinion on those consolidated financial statements.

Vancouver, Canada	/s/ KPMG LLP
April 11, 2013	Chartered Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except unit and per unit data)

	Year Ended December 31 2012 $	Year Ended December 31 2011 $	Year Ended December 31 2010 $
REVENUES (note 12)	926,137	873,501	840,663

OPERATING EXPENSES
Voyage expenses	116,111	106,377	113,508
Vessel operating expenses (notes 12 and 13)	284,712	279,963	255,561
Time-charter hire expense	56,989	74,478	89,795
Depreciation and amortization	193,383	176,483	174,861
General and administrative (notes 12 and 13)	74,399	71,506	61,192
Write down of vessels (note 19)	23,430	36,868	9,441
Loss on sale of vessels (note 19)	1,112	171	—
Restructuring charge (note 10)	1,115	3,924	119

Total operating expenses	751,251	749,770	704,477

Income from vessel operations	174,886	123,731	136,186

OTHER ITEMS
Interest expense (notes 8 and 12)	(47,799)	(36,216)	(36,576)
Interest income	1,027	659	842
Realized and unrealized loss on derivative instruments (note 13)	(26,349)	(159,744)	(55,666)
Foreign currency exchange (loss) gain (note 13)	(313)	1,500	941
Other income – net (note 11)	1,536	3,681	6,810

Total other items	(71,898)	(190,120)	(83,649)

Income (loss) from continuing operations before income tax recovery (expense)	102,988	(66,389)	52,537
Income tax recovery (expense) (note 14)	10,477	(6,679)	9,718

Net income (loss) from continuing operations	113,465	(73,068)	62,255
Net income (loss) from discontinued operations (note 19)	9,550	(23,803)	16,608

Net income (loss)	123,015	(96,871)	78,863

Non-controlling interests in net income (loss) from continuing operations	58	19,527	29,240
Non-controlling interests in net income (loss) from discontinued operations	—	2,927	8,138
Non-controlling interests in net income (loss)	58	22,454	37,378
Dropdown Predecessor’s interest in net income (loss) (note 2)	—	(15,075)	(16,685)
General Partner’s interest in net income (loss) from continuing operations	10,196	3,293	3,723
General Partner’s interest in net income (loss) from discontinued operations	859	1,103	636
General Partner’s interest in net income (loss)	11,055	4,396	4,359
Limited partners’ interest in net income (loss) from continuing operations	103,211	(80,813)	45,977
Limited partners’ interest in net income (loss) from continuing operations per common unit - basic (note 17)	1.40	(1.29)	1.04
Limited partners’ interest in net income (loss) from continuing operations per common unit - diluted (note 17)	1.40	(1.29)	1.04
Limited partners’ interest in net income (loss) from discontinued operations	8,691	(27,833)	7,834
Limited partners’ interest in net income (loss) from discontinued operations per unit - basic (note 17)	0.12	(0.45)	0.18
Limited partners’ interest in net income (loss) from discontinued operations per unit - diluted (note 17)	0.12	(0.45)	0.18
Limited partners’ interest in net income (loss)	111,902	(108,646)	53,811
Limited partners’ interest in net income (loss) per common unit - basic (note 17)	1.52	(1.74)	1.22
Limited partners’ interest in net income (loss) per common unit - diluted (note 17)	1.52	(1.74)	1.22

Weighted-average number of common units outstanding - basic	73,750,951	62,362,072	44,278,158
Weighted-average number of common units outstanding - diluted	73,750,951	62,362,072	44,278,158

Cash distributions declared per unit	2.04	1.98	1.88

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Net income (loss)	123,015	(96,871)	78,863

Other comprehensive income (loss):
Unrealized net gain (loss) on qualifying cash flow hedging instruments (note 13)	713	319	(3,154)
Realized net (gain) loss on qualifying cash flow hedging instruments (note 13)	(217)	(2,345)	3,243
Pension adjustments	—	—	(909)

Other comprehensive income (loss)	496	(2,026)	(820)

Comprehensive income (loss)	123,511	(98,897)	78,043

Non-controlling interest in comprehensive income (loss)	493	22,889	37,358
Dropdown Predecessor’s interest in comprehensive income (loss)	—	(15,075)	(17,463)
General and limited partners’ interest in comprehensive income (loss)	123,018	(106,711)	58,148

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	December 31	December 31
	2012	2011
	$	$
ASSETS
Current
Cash and cash equivalents	206,339	179,934
Accounts receivable, including non-trade of $7,714 (December 31, 2011 - $7,714)	91,879	83,129
Vessels held for sale (note 4a)	13,250	19,000
Net investments in direct financing leases - current (note 9)	5,647	17,096
Prepaid expenses	29,384	36,963
Due from affiliates (note 12l)	29,682	6,138
Current portion of derivative instruments (note 13)	12,398	4,318
Other current assets	8	1,181

Total current assets	388,587	347,759

Vessels and equipment
At cost, less accumulated depreciation of $1,080,558 (December 31, 2011 - $1,023,894)	2,327,337	2,539,949
Advances on newbuilding contracts	127,286	45,637
Net investments in direct financing leases (note 9)	27,568	33,210
Derivative instruments (note 13)	2,913	877
Deferred tax asset (note 14)	8,948	391
Other assets	28,112	28,149
Intangible assets – net (note 6b)	15,527	21,644
Goodwill (note 6a)	127,113	127,113

Total assets	3,053,391	3,144,729

LIABILITIES AND EQUITY
Current
Accounts payable	15,220	16,732
Accrued liabilities (note 7)	84,349	82,488
Due to affiliates (note 12l)	47,810	39,678
Current portion of derivative instruments (note 13)	47,748	46,396
Current portion of long-term debt (note 8)	248,385	229,365
Current portion of in-process revenue contracts (note 6c)	12,744	13,550

Total current liabilities	456,256	428,209

Long-term debt (note 8)	1,521,247	1,799,711
Derivative instruments (note 13)	213,731	244,998
In-process revenue contracts (note 6c)	101,294	113,202
Other long-term liabilities, including an amount due to parent of $5.2 million at December 31, 2011	26,819	35,569

Total liabilities	2,319,347	2,621,689

Commitments and contingencies (notes 8, 9, 13, and 15)
Redeemable non-controlling interest (note 15b)	28,815	38,307
Equity
Non-controlling interests	44,135	40,622
Partners’ equity	661,152	444,665
Accumulated other comprehensive loss	(58)	(554)

Total equity	705,229	484,733

Total liabilities and total equity	3,053,391	3,144,729

Subsequent events (note 21)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	123,015	(96,871)	78,863
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 13)	(39,538)	107,860	5,618
Depreciation and amortization	194,631	187,710	190,341
Loss on sale of vessels	7,094	171	—
Write down of vessels	25,123	90,937	9,441
Deferred income tax recovery	(8,808)	(614)	(15,756)
Foreign currency exchange loss and other	2,546	2,672	7,251
Change in non-cash working capital items related to operating activities (note 16)	(17,447)	(11,296)	34,464
Expenditures for dry docking	(19,122)	(26,407)	(23,637)

Net operating cash flow	267,494	254,162	286,585

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	318,645	457,530	355,678
Repayments of long-term debt	(146,162)	(110,694)	(90,835)
Repayments of long-term debt relating to Dropdown Predecessors	—	—	(41,909)
Prepayments of long-term debt	(445,698)	(125,562)	(568,236)
Debt issuance costs	(4,361)	(682)	(3,371)
Purchase of 49% interest in Teekay Offshore Operating L.P.	—	(386,267)	—
Purchase of vessels from Teekay Corporation (note 16f)	—	(60,683)	(107,051)
Purchase of VOC equipment from Teekay Corporation (note 12j)	(12,848)	—	—
Proceeds from equity offerings	265,393	420,146	419,989
Expenses of equity offerings	(8,164)	(222)	(18,498)
Cash distributions paid by the Partnership	(160,905)	(129,323)	(85,077)
Cash distributions paid by subsidiaries to non-controlling interests	(8,787)	(36,980)	(77,236)
Other	(3,120)	8,055	4,946

Net financing cash flow	(206,007)	35,318	(211,600)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(87,408)	(148,480)	(40,645)
Proceeds from sale of vessels and equipment	35,235	13,354	—
Direct financing lease payments received	17,091	20,948	22,736
Purchase of Piranema Spirit (note 18)	—	(161,851)	—

Net investing cash flow	(35,082)	(276,029)	(17,909)

Increase in cash and cash equivalents	26,405	13,451	57,076
Cash and cash equivalents, beginning of the year	179,934	166,483	109,407

Cash and cash equivalents, end of the year	206,339	179,934	166,483

Supplemental cash flow disclosure (note 16)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
		Limited Partners
	Dropdown Predecessor Equity $	Common Units	$	Subordinated Units	$	General Partner $	Accumulated Other Comprehensive Income (Loss) (Note 13) $	Non- controlling Interest $	Total Equity $	Redeemable Non- controlling Interest $
Balance as at December 31, 2009	(61,174)	27,900	348,071	9,800	(143,590)	8,584	(712)	219,692	370,871	—

Conversion of subordinated units to common units (note 17)	—	9,800	(143,590)	(9,800)	143,590	—	—	—	—	—
Net income	(16,685)	—	53,811	—	—	4,359	—	37,378	78,863	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	(806)	(806)	806
Other comprehensive loss	—	—	—	—	—	—	(800)	(20)	(820)	—
Cash distributions	(1,878)	—	(80,766)	—	—	(4,311)	—	(73,091)	(160,046)	(2,267)
Proceeds from follow-on public offering, net of offering costs of $18,498 (note 17)	—	17,538	393,091	—	—	8,400	—	—	401,491	—
Dilution loss on initiation of majority owned subsidiary (note 15b)	—	—	(3,714)	—	—	(76)	—	(3,642)	(7,432)	7,432
Equity contribution from non- controlling interest (note 15b)	—	—	—	—	—	—	—	—	—	35,754
Contribution of capital by joint venture partner	—	—	—	—	—	—	—	400	400	—
Purchase of the Falcon Spirit from Teekay Corporation (note 12b)	(4,606)	—	(6,555)	—	—	(134)	—	—	(11,295)	—
Net change in Parent’s equity in Dropdown Predecessor (note 12b, c, d)	30,495	—	—	—	—	—	—	—	30,495	—
Purchase of the Amundsen Spirit from Teekay Corporation (note 12d)	(3,496)	—	(15,593)	—	—	(259)	—	(15,285)	(34,633)	—
Issuance of Teekay Offshore Operating L.P. units to non-controlling interests (note 12d, e)	—	—	—	—	—	—	—	33,469	33,469	—
Conversion of intercorporate debt to equity (note 12e)	—	—	—	—	—	—	—	31,470	31,470	—
Purchase of the Nansen Spirit from Teekay Corporation (note 12e)	—	—	(2,213)	—	—	(45)	—	(30,724)	(32,982)	—
Loss on acquisition of interest rate swaps (note 12g)	—	—	(28,514)	—	—	(582)	—	(27,965)	(57,061)	—
Purchase of the Rio das Ostras from Teekay Corporation (note 12c)	(103,245)	—	26,327	—	—	537	—	—	(76,381)	—
Net liabilities of Dropdown Predecessor relating to Rio das Ostras retained by Teekay Corporation on Dropdown (note 12c)	(2,406)	—	—	—	—	—	2,257	—	(149)	—
Net change in Parent’s equity in Dropdown Predecessor relating to Rio das Ostras (note 12c)	162,995	—	—	—	—	—	—	—	162,995	—

Balance as at December 31, 2010	—	55,238	540,355	—	—	16,473	745	170,876	728,449	41,725

Net loss	(15,075)	—	(108,646)	—	—	4,396	—	22,454	(96,871)	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	(6,601)	(6,601)	6,601
Other comprehensive (loss) income	—	—	—	—	—	—	(2,461)	435	(2,026)	—
Cash distributions	—	—	(121,152)	—	—	(8,171)	—	(26,961)	(156,284)	(10,019)
Contribution of capital by joint venture partner	—	—	—	—	—	—	—	3,750	3,750	—
Contribution of capital from Teekay Corporation to Rio das Ostras (note 12c)	—	—	1,960	—	—	40	—	—	2,000	—
Proceeds from equity offering, net of offering costs of $222 (note 12h, 17)	—	15,389	411,522	—	—	8,402	—	—	419,924	—
Purchase of 49% of Teekay Offshore Operating L.P. (note 12h)	—	—	(254,237)	—	—	(5,189)	1,162	(128,003)	(386,267)	—
Conversion of intercorporate debt to equity (note 12f)	—	—	—	—	—	—	—	36,905	36,905	—
Purchase of Peary Spirit LLC (note 12f)	—	—	(5,386)	—	—	(110)	—	(32,233)	(37,729)	—
Net change in Parent’s equity in Dropdown Predecessor (note 12i)	12,519	—	—	—	—	—	—	—	12,519	—
Purchase of Scott Spirit LLC (note 12i)	2,556	—	(34,880)	—	—	(712)	—	—	(33,036)	—

Balance as at December 31, 2011	—	70,627	429,536	—	—	15,129	(554)	40,622	484,733	38,307

Net income	—	—	111,902	—	—	11,055	—	58	123,015	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	4,520	4,520	(4,520)
Other comprehensive income	—	—	—	—	—	—	496	—	496	—
Cash distributions	—	—	(149,631)	—	—	(11,274)	—	(3,815)	(164,720)	(4,972)
Contribution of capital by joint venture partner	—	—	—	—	—	—	—	2,750	2,750	—
Proceeds from equity offering, net of offering costs of $8,164 (note 17)	—	9,479	251,921	—	—	5,308	—	—	257,229	—
Purchase of VOC equipment from Teekay Corporation (note 12j)	—	—	(2,738)	—	—	(56)	—	—	(2,794)	—

Balance as at December 31, 2012	—	80,106	640,990	—	—	20,162	(58)	44,135	705,229	28,815

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

1.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor (see note 2). As discussed in note 19, the Partnership disposed of certain conventional tankers during the period. The Partnership has retrospectively adjusted its prior period consolidated financial statements to comparably classify the amounts related to the operations of these conventional tankers as discontinued operations.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results may differ from those estimates.

The Partnership presents non-controlling ownership interests in subsidiaries in the consolidated financial statements within the equity section, but separate from the Partners’ equity. However, in instances in which certain redemption features that are not solely within the control of the issuer are present, classification of non-controlling interests outside of permanent equity is required. The holder of the non-controlling interest of one of the Partnership’s subsidiaries holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest (see note 15b). As a result, the non-controlling interest that is subject to this redemption feature is not included on the Partnership’s consolidated balance sheet as part of the total equity and is presented as redeemable non-controlling interest above the equity section but below the liabilities section on the Partnership’s consolidated balance sheet.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period relating to the reclassification of certain financing cash flow items into other financing cash flows on the Partnership’s consolidated statements of cash flows.

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

Operating revenues and expenses

The Partnership recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenue during days that the vessel is off hire. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Receipt of incentive-based revenue from the Partnership’s floating, production, storage and offloading (or FPSO) units is dependent upon its operating performance and such revenue is recognized when earned by fulfillment of the applicable performance criteria. Time-charter contracts that are accounted for as direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The lease revenue is recognized on an effective interest rate method over the lease term and is included in revenues. All other revenues from voyage charters are recognized on a percentage of completion method. The Partnership used a discharge-to-discharge basis in determining percentage of completion for all voyage charters, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Partnership does not begin recognizing revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned or incurred, respectively, in subsequent periods.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 20 to 25 years for conventional and shuttle tankers and 20 to 25 years for FPSO units, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessel for the estimated useful life. Floating storage and off take (or FSO) units are depreciated over the term of the contract. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2012, 2011, and 2010, totalled $161.2 million, $146.2 million, and $142.7 million, respectively. Depreciation and amortization includes depreciation on all owned vessels.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2012, 2011, and 2010 totaled $1.5 million, $5.9 million and $10.9 million, respectively.

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

Dry-docking activity for the three years ended December 31, 2012, 2011, and 2010 is summarized as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Balance at beginning of the year	60,158	71,349	86,134
Cost incurred for dry docking	19,101	24,507	24,869
Dry-docking amortization	(27,354)	(34,466)	(39,654)
Write down / sale of capitalized dry-dock expenditure	(5,996)	(1,232)	—

Balance at end of the year	45,909	60,158	71,349

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value for the Partnership’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Partnership uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Partnership would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Partnership.

Direct financing leases

The Partnership employs a number of vessels on long-term time charters and assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC equipment) during loading, transportation and storage of oil and oil products. The long-term time charters and the leasing of some VOC equipment are accounted for as direct financing leases, with lease payments received by the Partnership being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Goodwill and intangible assets

Goodwill is not amortized, but reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. When goodwill is reviewed for impairment, the Partnership may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Partnership may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

The Partnership’s intangible assets are amortized over their respective lives with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts and certain types of interest rate swaps that it may enter into the future (see note 13).

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from equity to the corresponding earnings line item in the consolidated statements of income (loss). The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the consolidated statements of income (loss). If a cash flow hedge is terminated and the originally hedged items is still considered possible of occurring, the gains and losses initially recognized in equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of income (loss). If the hedged items are no longer possible of occurring, amounts recognized in equity are immediately transferred to the earnings line item in the consolidated statements of income (loss). Gains and losses from the Partnership’s hedge accounted foreign currency forward contracts are recorded primarily in vessel operating expenses and general and administrative expenses.

For derivative financial instruments that are not designated or that do not qualify as accounting hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated foreign currency forward contracts and interest rate swaps are recorded in realized and unrealized gains (losses) on derivative instruments in the consolidated statements of income (loss). Gains and losses from the Partnership’s non-designated cross currency swaps are recorded in foreign currency exchange gain (loss) in the consolidated statements of income (loss).

Employee pension plans

The Dropdown Predecessor has defined benefit pension plans covering certain of its employees. The Dropdown Predecessor accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plan is recognized as assets or liabilities in the consolidated balance sheets. Gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs in the current period are recognized as a component of accumulated other comprehensive income (loss).

Income taxes

The Partnership’s Norwegian, Australian and Brazilian subsidiaries are subject to income taxes. The Partnership accounts for such taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Partnership’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

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

Accumulated other comprehensive income (loss)

The following table contains the changes in the balances of each component of accumulated other comprehensive income (loss) for the periods presented:

	Qualifying Cash Flow Hedging Instruments	Pension Adjustments	Total
	$	$	$
Balance as at December 31, 2009	765	(1,477)	(712)

Other comprehensive income (loss)	109	(909)	(800)
Net liabilities of Dropdown Predecessor relating to Rio das Ostras retained by Teekay Corporation on Dropdown (note 12c)	(129)	2,386	2,257

Balance as at December 31, 2010	745	—	745

Other comprehensive loss	(2,461)	—	(2,461)
Purchase of 49% of Teekay Offshore
Operating L.P.	1,162	—	1,162

Balance as at December 31, 2011	(554)	—	(554)

Other comprehensive income	496	—	496

Balance as at December 31, 2012	(58)	—	(58)

2.	Dropdown Predecessor

The Partnership has accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels (the Falcon Spirit, the Cidade de Rio das Ostras (or Rio das Ostras), the Amundsen Spirit and the Scott Spirit, collectively referred to herein as the Dropdown Predecessor) during the periods they were under common control of Teekay Corporation.

On April 1, 2010, the Partnership acquired from Teekay Corporation an FSO unit, the Falcon Spirit, together with its time-charter-out contract. To account for the common control transfer of the Falcon Spirit, the Partnership’s net income and comprehensive income on the Partnership’s financial statements were increased by $0.9 million for the year ended December 31, 2010.

On October 1, 2010, the Partnership acquired from Teekay Corporation an FPSO unit, the Rio das Ostras. The Partnership’s financial statements to account for the common control transfer of the Rio das Ostras FPSO unit decreased the Partnership’s net income and comprehensive income by ($8.3) million and ($9.1) million, respectively, for the year ended December 31, 2010.

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

For periods prior to the Partnership’s acquisition of the Rio das Ostras, the vessel was used as collateral for certain credit facilities (Rio das Ostras Credit Facility). The Rio das Ostras’ pro-rata share of the Rio das Ostras Credit Facility has been allocated to the Dropdown Predecessor. The pro-rata share was determined using the relative fair value of the Rio das Ostras business compared to the fair value of all net assets used as collateral for this facility. The Rio das Ostras Credit Facility was used to partially finance the purchase of this unit. Interest has been allocated to the Dropdown Predecessor based on the Rio das Ostras respective share of this facility. In addition, Teekay Corporation used certain of its corporate facilities to finance the remaining portion of the acquisition of the Rio das Ostras. Interest has been allocated to the Dropdown Predecessor based on the amount drawn on this facility at the time of the acquisition and Teekay Corporation’s weighted average borrowing cost. In addition, Teekay Corporation had entered into certain interest rate swaps. The Rio das Ostras’ pro-rata share of these interest rate swaps has been allocated to the Dropdown Predecessor. The pro-rata share was determined using the relative collateral fair values of the Rio das Ostras Credit Facilities.

General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated to the Dropdown Predecessor based on estimated use of resources. In addition, Teekay Corporation entered into certain foreign exchange forward contracts to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on its operating expenditures. A portion of these foreign exchange forward contracts have been accounted for as hedges and were allocated to the Dropdown Predecessor based on the relative amount of Norwegian Kroner expenditures from the Rio das Ostras compared to Teekay Corporation’s other operations for which the contracts were entered into.

The consolidated financial statements reflect the consolidated financial position, results of operations and cash flows of the Partnership and its subsidiaries, including, as applicable, the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses, interest expense and realized and unrealized gains (losses) on non-designated derivative instruments were not identifiable as relating solely to each specific vessel. Amounts have been allocated to the Dropdown Predecessor for general and administrative expenses, interest expense and realized and unrealized gains (losses) on non-designated derivative instruments for the years ended December 31, 2011 and 2010, respectively (see notes 12b, c, d, and i). Management believes these allocations reasonably present the general and administrative expenses, interest expense, and realized and unrealized gains (losses) on non-designated derivative instruments of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay Corporation to the Dropdown Predecessor and such estimates may not be reflective of actual results.

3.	Adoption of New Accounting Pronouncements

In January 2012, the Partnership adopted an amendment to FASB ASC 820, Fair Value Measurement, which clarifies or changes the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this standard did not have an impact on the Partnership’s consolidated financial statements other than the disclosures as presented in note 4 – Financial Instruments.

4.	Financial Instruments

a)	Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents - The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets due to the current nature of the amounts.

Vessels and equipment and vessels held for sale – The estimated fair value of the Partnership’s vessels and equipment and vessels held for sale is determined based on discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Partnership uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally the amount the Partnership would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Partnership.

In December 2012, the Partnership determined that a shuttle tanker, Navion Norvegia, was impaired and wrote down the carrying value of this vessel to its estimated fair value of $18.0 million, due to a change in operating plan for this vessel. The Partnership used a discounted cash flow approach to value the vessel. Such a technique used estimates of future operating life (2.2 years based on the estimated remaining trading life of this vessel), future revenues ($37.2 million based on field production forecasts and the availability of contracts of affreightments suitable for the vessel), operating and dry-dock expenditures ($20.5 million), a residual value ($6.5 million based on the vessel’s light weight tonnage and the price of steel), and a discount rate (7.9%) that approximates the weighted average cost of capital of a market participant.

Contingent consideration liability – On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. The fair value of the liability is the estimated amount that the Partnership would pay Teekay Corporation on September 30, 2012 and 2013, taking into account the Partnership’s secured contracts, new projects, and forecasted revenues. The estimated amount is the present value of the future cash flows.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the year ended December 31, 2012 and 2011, for the Partnership’s contingent consideration liability, relating to the acquisition of the Scott Spirit (see note 12i), that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Year Ended
	December 31, 2012	December 31, 2011
	$	$
Fair value at beginning of period	(10,894)	—
Initial liability included in Partners’ equity	—	(10,082)
Partial settlement of liability	5,870	—
Unrealized loss included in Other income - net	(657)	(812)

Fair value at end of period	(5,681)	(10,894)

The estimated fair value of the Partnership’s contingent consideration liability is based in part upon the Partnership’s projection of incremental revenue secured during the period from September 1, 2011 to October 1, 2013, based primarily on the estimated number of new ship days, the daily rate for those new ship days, pursuant to new contracts, and the change in rate on existing ship days. The estimated fair value of the consideration liability as of December 31, 2012 is based upon estimated new ship days of 219 days (787 days – December 31, 2011) at an average daily hire rate of $59,255 ($53,043 – December 31, 2011) and a net increase in the daily rate of $15,532 ($nil – December 31, 2011) for 365 (nil – December 31, 2011) existing ship days. In developing and evaluating these estimates, the Partnership has used the actual number of new ship days and corresponding daily hire rate for the period subsequent to September 30, 2011, but prior to the date of valuation, forecasts for future periods and probabilities of such results, as well as the minimum (zero) and maximum ($12.0 million) payout amount as provided for in the contingent consideration formula. A different number of days, average daily hire rates, or probability of achieving these days and average daily hire rate, would result in a lower fair value liability. On October 1, 2012, the Partnership repaid a portion of the liability, which at the repayment date was $5.9 million.

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

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

		December 31, 2012		December 31, 2011
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents	Level 1	206,339	206,339	179,934	179,934
Contingent consideration	Level 3	(5,681)	(5,681)	(10,894)	(10,894)
Derivative instruments (note 13)
Interest rate swap agreements	Level 2	(270,731)	(270,731)	(297,979)	(297,979)
Cross currency swap agreement	Level 2	13,435	13,435	2,677	2,677
Foreign currency forward contracts	Level 2	2,153	2,153	(1,078)	(1,078)

Non-Recurring:
Vessels held for sale	Level 2	13,250	13,250	19,000	19,000
Vessels and equipment (note 19)	Level 3	17,979	17,979	—	—
Vessels and equipment (note 19)	Level 2	—	—	42,848	42,848

Other:
Long-term debt - public (note 8)	Level 1	(215,641)	(221,086)	(100,417)	(100,969)
Long-term debt - non-public (note 8)	Level 2	(1,553,991)	(1,452,136)	(1,928,659)	(1,800,110)

b)	Financing receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $
Direct financing leases	Payment activity	Performing	33,215	50,306

5.	Segment Reporting

The Partnership is engaged in the international marine transportation of crude oil and in the offshore processing and storage of crude oil through the operation of its oil tankers, FSO units and FPSO units. The Partnership’s revenues are earned in international markets.

The Partnership has four reportable segments: its shuttle tanker segment; its FPSO segment; its conventional tanker segment; and its FSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s FPSO segment consists of its FPSO units to service its FPSO contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts or bareboat charter contracts. The results below exclude five conventional tankers as they are determined to be discontinued operations. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Partnership’s consolidated revenues from continuing operations during the periods presented.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(U.S. dollars in millions)	2012	2011	2010
Petrobras Transporte S.A (1)	$259.3 or 28%	$211.8 or 24%	$179.6 or 21%
Statoil ASA (2)	$198.0 or 21%	$206.0 or 24%	$236.0 or 28%
Talisman Energy Inc(3)	$123.0 or 13%	$113.1 or 13%	$106.2 or 13%
Teekay Corporation (4)(5)	$89.1 or 10%	$94.8 or 11%	$81.1 or 10%

(1)	Shuttle tanker and FPSO segments
(2)	Shuttle tanker segment
(3)	FPSO segment
(4)	Shuttle tanker, conventional tanker and FSO segments
(5)	Excludes the results of five conventional tankers as they have been determined to be discontinued operations.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following tables include results for these segments for the periods presented in these consolidated financial statements.

Year ended December 31, 2012	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	569,519	231,688	62,029	62,901	926,137
Voyage expenses	104,394	—	11,317	400	116,111
Vessel operating expenses	135,993	100,668	11,663	36,388	284,712
Time-charter hire expense	56,989	—	—	—	56,989
Depreciation and amortization	122,921	50,905	10,519	9,038	193,383
General and administrative (1)	45,110	22,395	3,189	3,705	74,399
Write down of vessels	23,430	—	—	—	23,430
Loss on sale of vessels	1,112	—	—	—	1,112
Restructuring charge	647	—	468	—	1,115

Income from vessel operations	78,923	57,720	24,873	13,370	174,886

Expenditures for vessels and equipment(2)	83,491	3,055	598	264	87,408
Expenditures for dry docking	14,977	—	70	4,054	19,101

Year ended December 31, 2011	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	573,296	173,836	63,638	62,731	873,501
Voyage expenses	95,864	—	9,125	1,388	106,377
Vessel operating expenses	161,890	76,716	10,887	30,470	279,963
Time-charter hire expense	74,478	—	—	—	74,478
Depreciation and amortization	115,637	37,496	11,341	12,009	176,483
General and administrative(1)	49,444	15,474	2,809	3,779	71,506
Write down of vessels	28,270	—	—	8,598	36,868
Loss on sale of vessels	—	—	—	171	171
Restructuring charge	1,227	—	—	2,697	3,924

Income from vessel operations	46,486	44,150	29,476	3,619	123,731

Expenditures for vessels and equipment(2)	130,363	16,038	2,313	(234)	148,480
Expenditures for dry docking	16,892	—	670	6,945	24,507

Year ended December 31, 2010	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	559,547	151,851	54,967	74,298	840,663
Voyage expenses	104,460	—	8,160	888	113,508
Vessel operating expenses	143,766	66,157	10,424	35,214	255,561
Time-charter hire expense	89,795	—	—	—	89,795
Depreciation and amortization	111,157	35,400	12,042	16,262	174,861
General and administrative (1)	42,526	12,388	2,479	3,799	61,192
Write down of vessels	9,441	—	—	—	9,441
Restructuring charge	119	—	—	—	119

Income from vessel operations	58,283	37,906	21,862	18,135	136,186

Expenditures for vessels and equipment(2)	32,012	6,428	1,179	1,026	40,645
Expenditures for dry docking	13,382	—	11,487	—	24,869

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)	Excludes non-cash investing activities (see note 16).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2012	December 31, 2011
	$	$
Shuttle tanker segment	1,758,619	1,805,639
FPSO segment	752,835	786,391
Conventional tanker segment	178,172	223,388
FSO segment	79,629	101,422
Unallocated:
Cash and cash equivalents	206,339	179,934
Other assets	77,797	47,955

Consolidated total assets	3,053,391	3,144,729

6.	Goodwill, Intangible Assets and In-Process Revenue Contracts

a)	Goodwill

The carrying amount of goodwill for the shuttle tanker segment was $127.1 million as at December 31, 2012 and 2011. In 2012 and 2011, the Partnership conducted a goodwill impairment review of its shuttle tanker segment and concluded that no impairment had occurred.

b)	Intangible Assets

As at December 31, 2012, intangible assets consisted of:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer contracts (shuttle tanker segment)	124,250	(109,153)	15,097
Customer contracts (FPSO segment)	353	(313)	40
Other intangible assets (FPSO segment)	390	—	390

	124,993	(109,466)	15,527

As at December 31, 2011, intangible assets consisted of:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer contracts (shuttle tanker segment)	124,250	(103,116)	21,134
Customer contracts (FPSO segment)	353	(233)	120
Other intangible assets (FPSO segment)	390	—	390

	124,993	(103,349)	21,644

Aggregate amortization expense of intangible assets for the year ended December 31, 2012 was $6.0 million (2011 - $7.1 million, 2010 - $8.1 million), included in depreciation and amortization on the consolidated statements of income (loss) income. Amortization of intangible assets for the five years subsequent to December 31, 2012 is expected to be $5.0 million (2013), $4.0 million (2014), $3.0 million (2015), $2.0 million (2016), $1.1 million (2017) and nil thereafter. Other intangible assets is a trade name which is not amortized.

c)	In-Process Revenue Contracts

As part of the Partnership’s acquisition of the Piranema Spirit (see note 18) on November 30, 2011, the Partnership assumed an FPSO service contract with terms that were less favorable than the then prevailing market terms. As at December 31, 2012, the Partnership has recognized a liability based on the estimated fair value of the contract. The Partnership is amortizing this liability over the estimated remaining term of the contract on a weighted basis based on the projected revenue to be earned under the contract.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Amortization of in-process revenue contracts for the year ended December 31, 2012 was $12.7 million (2011 - $1.1 million), which is included in revenues on the consolidated statements of income (loss). Amortization for the five years subsequent to December 31, 2012 is expected to be $12.7 million (2013), $12.7 million (2014), $12.7 million (2015), $12.8 million (2016), $12.7 million (2017) and $50.4 million (thereafter).

7.	Accrued Liabilities

	December 31, 2012 $	December 31, 2011 $
Voyage and vessel	59,772	58,406
Interest	14,713	14,787
Payroll and benefits	9,864	9,295

	84,349	82,488

8.	Long-Term Debt

	December 31, 2012 $	December 31, 2011 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	812,509	1,246,360
Norwegian Kroner Bonds due in 2013 and 2017	215,641	100,417
U.S. Dollar-denominated Term Loans due through 2018	213,993	238,867
U.S. Dollar-denominated Term Loans due through 2023	527,489	443,432

	1,769,632	2,029,076
Less current portion	248,385	229,365

Total	1,521,247	1,799,711

As at December 31, 2012, the Partnership had eight long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1.03 billion, of which $213.5 million was undrawn. The total amount available under the revolving credit facilities reduces by $314.2 million (2013), $608.9 million (2014), $17.5 million (2015), $26.0 million (2016), $20.9 million (2017) and $38.4 million (2018). Six of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. Two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 29 of the Partnership’s vessels, together with other related security.

The Partnership has NOK 600 million in senior unsecured bonds that mature in November 2013 in the Norwegian bond market. As at December 31, 2012, the carrying amount of the bonds was $107.8 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the bonds are based on NIBOR plus a margin of 4.75%. The Partnership entered into a cross currency swap to swap the interest payments from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04% and lock in the transfer of the principal amount at $98.5 million upon maturity in exchange for NOK 600 million. The Partnership also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The floating LIBOR rate receivable from the interest rate swap is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Partnership’s related interest rate effectively floats at LIBOR, but reduced by 2.38% (see note 13). Subsequent to December 31, 2012, the Partnership repurchased NOK 388.5 million of this bond issue in conjunction with the issuance of NOK 1,300 million in senior unsecured bonds in the Norwegian bond market (see note 21c).

In January 2012, the Partnership issued NOK 600 million of senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at December 31, 2012, the carrying amount of the bonds was $107.8 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see note 13).

As at December 31, 2012, the Partnership’s six 50%-owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $214.0 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2012, the Partnership had guaranteed $65.6 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $107.0 million and $41.4 million, respectively.

As at December 31, 2012, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit, and the Scott Spirit, and for the Rio das Ostras and the Piranema Spirit FPSO units, which in aggregate totaled $527.5 million. For the term loans for the Amundsen Spirit and the Nansen Spirit, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with final bullet payments of $29.1 million for each vessel due in 2022 and 2023, respectively. The Rio das Ostras, the Peary Spirit, the Scott Spirit and the Piranema Spirit term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2023 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2012, the Partnership had guaranteed $90.3 million of these term loans and Teekay Corporation had guaranteed $437.2 million

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At December 31, 2012, and December 31, 2011, the margins ranged between 0.30% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at December 31, 2012 was 2.0% (December 31, 2011 – 1.7%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 13).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2012 are $248.4 million (2013), $755.9 million (2014), $82.4 million (2015), $149.3 million (2016), $293.8 million (2017) and $239.8 million (thereafter).

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has one revolving credit facility that requires the Partnership to maintain a vessel value to outstanding drawn principal balance ratio of a minimum of 105%. As at December 31, 2012, this ratio was 113%. The vessel value used in this ratio is the appraised values prepared by the Partnership based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio.

As at December 31, 2012 the Partnership and Teekay Corporation were in compliance with all covenants in the credit facilities and long-term debt.

9.	Leases

Charters-out

Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The cost, accumulated depreciation and carrying amount of the vessels accounted for as operating leases at December 31, 2012 were $2.9 billion, $0.9 billion and $2.0 billion, respectively. As at December 31, 2012, minimum scheduled future revenues under these time charters and bareboat charters to be received by the Partnership, then in place were approximately $3.3 billion, comprised of $560.8 million (2013), $548.0 million (2014), $507.8 million (2015), $413.7 million (2016), $329.3 million (2017) and $987.1 million (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2012, revenue from unexercised option periods of contracts that existed on December 31, 2012, or variable or contingent revenues. In addition, minimum scheduled future revenues presented in this paragraph have been reduced by estimated off-hire time for period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

Direct Financing Lease

Leasing of certain VOC equipment is accounted for as direct financing leases. As at December 31, 2012, the minimum lease payments receivable under the direct financing leases approximated $3.5 million (2011 - $18.9 million), including unearned income of $0.2 million (2011 - $1.4 million). As at December 31, 2012, future scheduled payments under the direct financing leases to be received by the Partnership, then in place were approximately $3.5 million, comprised of $2.5 million (2013) and $1.0 million (2014).

Leasing of the Falcon Spirit FSO unit is accounted for as a direct financing lease. As at December 31, 2012, the minimum lease payments receivable under the direct financing lease approximated $38.4 million (2011 - $46.8 million), including unearned income of $17.0 million (2011 - $22.5 million). The estimated unguaranteed residual value of the leased vessel is $8.5 million. As at December 31, 2012, future scheduled payments under the direct financing lease to be received by the Partnership, were approximately $38.4 million, comprised of $8.5 million (2013), $8.6 million (2014), $8.7 million (2015), $8.8 million (2016) and $3.8 million (2017).

Charters-in

As at December 31, 2012, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $79.9 million, comprised of $46.2 million (2013), $26.9 million (2014) and $6.8 million (2015). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

10.	Restructuring Charge

During the year ended December 31, 2012, the Partnership recognized $0.6 million of restructuring charges relating to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle tanker business unit to create a reduced-cost organization going forward. The Partnership expects to incur a total of $2.0 million of restructuring charges under this plan. The reorganization is expected to be completed in the first half of 2013.

During the year ended December 31, 2012, the Partnership recognized $0.5 million of restructuring charges relating to the reorganization of the Partnership’s marine operations to create better alignment with its conventional tanker business unit to create a reduced-cost organization going forward. The reorganization was completed in 2012.

During the year ended December 31, 2011, the Partnership incurred $3.9 million of restructuring charges related to the sale of the Karratha Spirit FSO unit and the termination of the time-charter-out contract for the Basker Spirit shuttle tanker. During the year ended December 31, 2011, the Partnership terminated the employment of certain seafarers for these two vessels.

During the year ended December 31, 2010, the Partnership incurred $0.1 million of restructuring charges related to the reflagging of a total of seven vessels which commenced in March 2009. Under this plan, the Partnership recorded restructuring charges of approximately $4.9 million in total since the plan began in 2009.

As of December 31, 2012, 2011 and 2010, restructuring liabilities of $0.3 million, $nil and $nil were recorded in accrued liabilities on the consolidated balance sheets.

11.	Other Income - Net

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Volatile organic compound emissions plant lease income (note 9)	1,259	3,093	4,978
Miscellaneous	277	588	1,832

Other income – net	1,536	3,681	6,810

12.	Related Party Transactions

a)	The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

b)	On April 1, 2010, the Partnership acquired Teekay Corporation’s 100% interest in an FSO unit, the Falcon Spirit, together with its charter contract, for a purchase price of $44.1 million. The purchase was partially financed through proceeds from a public offering of common units. The Falcon Spirit is chartered to Occidental Qatar Energy Company LLC, a subsidiary of Occidental Petroleum of Qatar Ltd., on a fixed-rate time-charter contract for 7.5 years (beginning December 2009) with an option for the charterer to extend the contract for an additional 1.5 years. The Falcon Spirit is a conversion of a double-hull shuttle tanker built in 1986 and it began servicing the Al Raayan oil field off the coast of Qatar in December 2009.

The acquisition consisted of the Partnership acquiring Teekay Corporation’s equity interest in Teekay Al Raayan LLC for $11.3 million and Teekay Corporation’s interest in amounts due to Teekay Corporation from Teekay Al Raayan LLC for $32.8 million. Immediately prior to the acquisition, $11.2 million of amounts due to Teekay Corporation was converted to equity. The portion of the purchase price for the acquisition of the equity interest in Teekay Al Raayan LLC ($11.3 million) was accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price was greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The portion of the purchase price for the acquisition of the intercorporate loan ($32.8 million) was accounted for as repayment of debt.

The following costs attributable to the operations of the Falcon Spirit were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:

•	General and administrative expenses (consisting primarily of vessel management fees and legal and professional fees) of $0.3 million for the year ended December 31, 2010.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

•	Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Falcon Spirit of $0.4 million for the year ended December 31, 2010.

c)	On October 1, 2010, the Partnership acquired from Teekay Corporation the Rio das Ostras FPSO unit, which is on a long-term charter to Petroleo Brasileiro SA (or Petrobras), for a purchase price of $157.7 million, plus working capital of $12.4 million. Immediately prior to the acquisition, $163.0 million of amounts due to Teekay Corporation were converted to equity. The purchase price was financed through the assumption of debt of $93.8 million and the remainder was paid in cash. The purchase price is accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price is less than the corresponding book value, the excess is reflected as an addition in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The purchase agreement provides that Teekay Corporation shall reimburse the Partnership for upgrade costs in excess of the upgrade estimate as of the closing date. During the year ended December 31, 2011, Teekay Corporation reimbursed the Partnership for $2.0 million of such upgrade costs, which is reflected as a capital contribution.

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

The following costs attributable to the operations of the Rio das Ostras were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:

•

General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) of $5.4 million for the year ended December 31, 2010.

•	Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Rio das Ostras of $2.2 million for the year ended December 31, 2010.

•

Teekay Corporation uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Rio das Ostras, prior to the acquisition of the vessel by the Partnership, were in certain cases co-mingled with cash and cash equivalents from other operations of Teekay Corporation. Cash and cash equivalents in co-mingled bank accounts are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of the Dropdown Predecessor are reflected in these financial statements as increases or decreases in Dropdown Predecessor Equity. The net amount of these equity contributions (distributions) were $5.8 million for the period from January 1, 2010 to October 1, 2010.

d)	On October 1, 2010, the Partnership acquired from Teekay Corporation its 100% interest in the Amundsen Spirit LLC, which owns the newbuilding shuttle tanker, the Amundsen Spirit, which is on a time charter to Statoil ASA, for a purchase price of $128.0 million. The purchase price was financed through the assumption of debt of $93.3 million, the issuance of new units of $17.0 million and $17.7 million with cash. The excess of $31.2 million of the purchase price over the book value of the net liabilities of ($3.5) million, which includes the fair value of an interest rate swap of ($25.9) million, is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $32.7 million of amounts due to Teekay Corporation by Amundsen Spirit LLC was converted to equity.

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

e)	On October 1, 2010, the Partnership agreed to acquire from Teekay Corporation its 100% interest in the Nansen Spirit LLC, which owns the newbuilding shuttle tanker, the Nansen Spirit. On December 10, 2010, the Nansen Spirit commenced its time charter with Statoil ASA and the Partnership acquired 100% of Teekay Corporation’s interest in the Nansen Spirit LLC for a purchase price of $126.3 million. The purchase price was financed through the assumption of debt of $93.3 million, the issuance of new units of $16.4 million and $16.6 million with cash. The excess of $4.4 million of the purchase price over the book value of the net assets of $28.6 million was accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $31.5 million of amounts due to Teekay Corporation by Nansen Spirit LLC was converted to equity. For the period October 1, 2010 to December 10, 2010, the Partnership consolidated Nansen Spirit LLC on its financial statements as it was considered a variable interest entity and the Partnership was the primary beneficiary.

f)

On August 2, 2011, the Partnership acquired from Teekay Corporation the Peary Spirit for a purchase price of $134.5 million. The purchase price was financed through the assumption of debt of $96.8 million and $37.7 million with cash. The excess of $5.5 million of the

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

cash portion of the purchase price over the book value of the net assets of $32.2 million is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $36.9 million of amounts due to Teekay Corporation by Peary Spirit LLC was converted to equity of the vessel entity. For the period October 1, 2010 to August 2, 2011, the Partnership consolidated Peary Spirit LLC on its financial statements as it was considered a variable interest entity and the Partnership was the primary beneficiary.

g)	On October 1, 2010, the Partnership agreed to acquire two interest rate swaps from Teekay Corporation on the same date as it would acquire the Nansen Spirit and the Peary Spirit from Teekay Corporation. The fair value of the interest rate swaps of ($57.1) million on October 1, 2010, was accounted for as an equity distribution to Teekay Corporation.

h)	On March 8, 2011, the Partnership acquired Teekay Corporation’s 49% interest in Teekay Offshore Operating L.P. (or OPCO) for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and the issuance of 7.6 million of the Partnership’s common units to Teekay Corporation and a 2% proportionate interest to the General Partner in a private placement (see note 17). The acquisition increased the Partnership’s ownership of OPCO to 100%. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value of $128.0 million for the 49% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $258.3 million.

i)	On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. On December 31, 2011, the Partnership recognized a liability of $10.9 million in respect of the purchase price adjustment, of which $5.7 million is included in due to affiliates and $5.2 million is included in other liabilities. On October 1, 2012, the Partnership repaid a portion of the liability, which at the repayment date was $5.9 million. As at December 31, 2012, the outstanding liability was $5.7 million, which is included in due to affiliates. The purchase price was financed through the assumption of debt of $93.3 million and $23.0 million with cash. The excess of $35.6 million of the purchase price (including the contingent consideration liability of $10.1 million on October 1, 2011) over the book value of the net liabilities of $2.6 million, which includes the fair value of an interest rate swap of ($34.6) million, is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $34.5 million of amounts due to Teekay Corporation by Scott Spirit LLC was converted to equity.

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

j)	On October 1, 2012, the Partnership acquired from Teekay Corporation the VOC equipment on board the Amundsen Spirit, the Nansen Spirit, the Peary Spirit and the Scott Spirit for $12.8 million. On December 31, 2012, the Partnership recognized this liability in due to affiliates. The purchase price was financed with cash. The excess of $2.8 million of the purchase price over the net carrying value of the equipment is accounted for as an equity distribution to Teekay Corporation.

k)	During the year ended, December 31, 2012, six conventional tankers, two shuttle tankers and two FSO units of the Partnership were employed on long-term time-charter-out contracts with subsidiaries of Teekay Corporation, and two conventional tankers of the Partnership were employed on long-term time-charter-out contracts with a joint venture in which Teekay Corporation has a 50% interest. During the year ended December 31, 2012, the Partnership sold one of its conventional vessels which was employed on a long-term, time-charter-out contract to a subsidiary of Teekay Corporation. In 2012, the Partnership received an early termination fee from Teekay Corporation of $14.7 million which is recorded in net income (loss) from discontinued operations on the consolidated statements of income (loss). Teekay Corporation and its wholly owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative services needs. In addition, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Revenues (expenses) from such related party transactions were as follows:

	Year Ended December 31,
	2012	2011	2010
	$	$	$
Revenues(1)	89,075	94,751	81,105
Vessel operating expenses(2)	(5,148)	(5,562)	(4,976)
General and administrative(3)(4)	(60,296)	(59,459)	(48,716)
Interest expense(5)	(392)	(316)	(4,199)
Realized and unrealized loss on derivative instruments(6)	—	(12,186)	(5,658)
OCI(7)	—	—	131
Related party transactions from discontinued operations(8)	35,197	72,737	58,674

(1)	Revenue from long-term time-charter-out contracts and short-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation. The year ended December 31, 2011 includes $1.2 million recovered from Teekay Corporation for penalties accrued in respect of the Rio das Ostras which relate to a period prior to the acquisition of the unit by the Partnership.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

(2)	Crew training fees charged by Teekay Corporation.
(3)	Commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.
(4)	Amounts are net of $4.9 million, $3.5 million and $3.8 million, respectively, during the years ended December 31, 2012, 2011, and 2010, of management fees for ship management services provided by the Partnership to a subsidiary of Teekay Corporation.
(5)	Guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation during the year ended December 31, 2012, interest paid to Teekay Corporation for financing the Partnership’s acquisition of an FPSO unit during the year ended December 31, 2010 and interest allocated from Teekay Corporation as a result of the Dropdown Predecessor during the years ended December 31, 2011 and 2010.
(6)	Realized/Unrealized losses on interest rate swaps allocated from Teekay Corporation as a result of the Dropdown Predecessor.
(7)	Other comprehensive income (or OCI) relating to hedging and designated foreign currency forward contracts allocated from Teekay Corporation as a result of the Dropdown Predecessor.
(8)	Related party transactions relating to five conventional tankers determined to be discontinued operations. This includes revenue from long-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including the early termination fee described above; crew training fees charged by Teekay Corporation accounted for as vessel operating expenses; and commercial, technical, strategic and business development management fees charged by Teekay Corporation.

l)	At December 31, 2012, due from affiliates totaled $29.7 million (December 31, 2011 - $6.1 million) and due to affiliates totaled $47.8 million (December 31, 2011 - $39.7 million). Due to and from affiliates are non-interest bearing and unsecured and are expected to be settled within the next fiscal year in the normal course of operations.

13.	Derivative Instruments

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

As at December 31, 2012, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Fair Value / Carrying Amount of Asset/(Liability) (in thousands of U.S. Dollars)		Average Forward	Expected Maturity 2013
	(thousands)	Hedge	Non-hedge	Rate(1)	(in thousands of U.S. Dollars)
Norwegian Kroner	195,000	1	2,044	5.94	32,848
British Pound	1,500	—	115	0.65	2,322
Euro	1,800	—	(7)	0.76	2,382

		1	2,152		37,552

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The Partnership enters into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in Norwegian Kroner (or NOK) on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in Norwegian Kroner based on NIBOR plus a margin for a payment of US Dollar fixed interest or US Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Partnership’s Norwegian Kroner Bonds due in 2013 and 2017. In addition, the cross currency swap due in 2017 economically hedges the interest rate exposure on the Norwegian Kroner Bonds due in 2017. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its Norwegian Kroner Bonds due in 2013 and 2017. As at December 31, 2012, the Partnership was committed to the following cross currency swaps:

Principal	Principal	Floating Rate Receivable		Floating Rate Payable				Fair Value /
Amount NOK	Amount USD	Reference Rate	Margin	Reference Rate		Margin	Fixed Rate Payable	Asset (Liability)	Remaining Term (years)
600,000	98,500	NIBOR	4.75%	LIBOR	(1)	5.04%		9,890	0.9
600,000	101,400	NIBOR	5.75%				7.49%	3,545	4.1

								13,435

(1)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5% (see next section).

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings.

As at December 31, 2012, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	900,000	(202,498)	11.5	4.7
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	507,458	(67,451)	6.9	4.0
U.S. Dollar-denominated interest rate swaps(2)(4)	LIBOR	98,500	(782)	0.9	1.1

		1,505,958	(270,731)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2012, ranged from 0.30% and 3.25%.
(2)	Notional amount remains constant over the term of the swap.
(3)	Notional amount reduces quarterly or semi-annually.
(4)	The LIBOR rate receivable is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Partnership’s related interest rate effectively floats at LIBOR, but reduced by 2.38%.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Accounts Receivable $	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2012
Foreign currency contracts – cash flow hedges	—	1	—	—	—	—
Foreign currency contracts – not designated as hedges	—	2,159	—	—	(7)	—
Cross currency swap - not designated as hedges	284	10,238	2,913	—	—	—
Interest rate swaps – not designated as hedges	—	—	—	(9,259)	(47,741)	(213,731)

	284	12,398	2,913	(9,259)	(47,748)	(213,731)

As at December 31, 2011
Foreign currency contracts – cash flow hedges	—	549	—	—	(448)	(145)
Foreign currency contracts – not designated as hedges	—	2,192	2	—	(2,532)	(696)
Cross currency swap - not designated as hedges	225	1,577	875	—	—	—
Interest rate swaps – not designated as hedges	—	—	—	(10,406)	(43,416)	(244,157)

	225	4,318	877	(10,406)	(46,396)	(244,998)

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

	Year Ended December 31, 2012				Year Ended December 31, 2011
Balance Sheet (AOCI)	Statement of Income (Loss)			Balance Sheet (AOCI)	Statement of (Loss) Income
Effective Portion $	Effective Portion $	Ineffective Portion $		Effective Portion $	Effective Portion $	Ineffective Portion $
713	—	—	Vessel operating expenses	319	833	(300)	Vessel operating expenses
	217	(440)	General and administrative expenses		1,512	(6)	General and administrative expenses

713	217	(440)		319	2,345	(306)

	Year Ended December 31, 2010
Balance Sheet (AOCI)	Statement of Income (Loss)
Effective Portion $	Effective Portion $	Ineffective Portion $
(3,154)	34	(2,819)	Vessel operating expenses
	(3,277)	(1,417)	General and administrative expenses

(3,154)	(3,243)	(4,236)

As at December 31, 2012, the Partnership’s accumulated other comprehensive income consisted of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at December 31, 2012, the Partnership estimated, based on the current foreign exchange rates, that it would reclassify approximately ($0.1) million of net losses on foreign currency forward contracts from accumulated other comprehensive income to earnings during the next 12 months.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of income (loss). The effect of the gains (losses) on these derivatives on the consolidated statements of income (loss) for the years ended 2012, 2011, and 2010 is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Realized (losses) gains relating to:
Interest rate swaps	(58,596)	(58,475)	(49,224)
Foreign currency forward contracts	2,969	4,704	(1,029)

	(55,627)	(53,771)	(50,253)

Unrealized gains (losses) relating to:
Interest rate swaps	26,100	(100,306)	(10,408)
Foreign currency forward contracts	3,178	(5,667)	4,995

	29,278	(105,973)	(5,413)

Total realized and unrealized (losses) gains on derivative instruments	(26,349)	(159,744)	(55,666)

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of income (loss). The effect of the gain (loss) on cross currency swaps on the consolidated statements of income (loss) is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Realized gains	2,992	2,881	198
Unrealized gains (losses)	10,700	(1,581)	4,031

Total realized and unrealized gains on cross currency swaps	13,692	1,300	4,229

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

14.	Income Taxes

The significant components of the Partnership’s deferred tax assets and liabilities are as follows:

	December 31, 2012	December 31, 2011
	$	$
Deferred tax assets:
Tax losses carried forward(1)	197,912	169,125
Provisions	2,045	1,353
Other	8,129	—
Unfavorable contract	—	35,491

Total deferred tax assets:	208,086	205,969

Deferred tax liabilities:
Vessels and equipment	26,503	60,776
Long-term debt	33,764	24,918
Other	3,792	3,178

Total deferred tax liabilities	64,059	88,872

Net deferred tax assets	144,027	117,097

Valuation allowance	(135,079)	(116,706)

Net deferred tax assets(2)	8,948	391

Disclosed in:

Deferred tax asset	8,948	391

(1)	The net operating losses carried forward of $702.3 million are available to offset future taxable income in the applicable jurisdictions, and can be carried forward indefinitely.
(2)	The change in the net deferred tax assets is related to the change in temporary differences and foreign exchange gains.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The components of the provision for income taxes are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Current	1,669	(7,293)	(6,038)
Deferred	8,808	614	15,756

Income tax recovery (expense)	10,477	(6,679)	9,718

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

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Net income (loss) before taxes	102,988	(66,389)	52,537
Net income (loss) not subject to taxes	85,588	(90,448)	(121,917)

Net income (loss) subject to taxes	17,400	24,059	174,454

At applicable statutory tax rates	(6,292)	6,812	43,139
Permanent differences	(12,245)	(11,444)	(44,706)
Adjustments related to currency differences	6,476	(14,044)	(9,514)
Temporary differences for which no deferred tax asset was recognized	23	705	1,363
Valuation allowance	1,600	24,673	—
Prior year current taxes accrued	(39)	(23)	—

Tax (recovery) expense related to current year	(10,477)	6,679	(9,718)

The following is a tabular reconciliation of the Partnership’s total amount of unrecognized tax benefits at the beginning and end of 2012, 2011, and 2010:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Balance of unrecognized tax benefits as at January 1,	6,231	5,929	5,516
Decreases for positions related to prior years	(2,539)	(122)	—
Increases for positions related to the current year	—	424	413

Balance of unrecognized tax benefits as at December 31,	3,692	6,231	5,929

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The Partnership does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2008 through 2012 remain open to examination by some of the taxing jurisdictions in which the Partnership is subject to tax.

The interest and penalties on unrecognized tax benefits included in the tabular reconciliation above were not material.

15.	Commitments and Contingencies

a)	The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.

On November 13, 2006, the Partnership’s shuttle tanker, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Partnership. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL), a subsidiary of the Partnership, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field. The Plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $38.3 million). The Stavanger District Court found that NOL is liable for damages except for damages related to certain indirect or consequential losses. The court also found that Statoil ASA is liable to NOL for the same amount of damages to NOL. The parties have appealed the decision. As a result of the judgment, as at December 31, 2012 and 2011, the Partnership has recognized a liability of NOK 76,000,000 (approximately $13.7 million, which is a reduced amount in accordance with the court’s decision to exclude a large part of the indirect or consequential losses) to the Plaintiffs and a corresponding receivable from Statoil recorded in other liabilities and other assets, respectively.

The Partnership believes the likelihood of any losses relating to the claim is remote. The Partnership believes that the charter contract relating to the Navion Hispania requires that Statoil be responsible and indemnify the Partnership for all losses relating to the damage to the Njord Bravo. The Partnership and Teekay Corporation also maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Partnership believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by Statoil, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify the Partnership for any losses it may incur in connection with this incident.

b)	During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The equity issuance resulted in a dilution loss of $7.4 million. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at December 31, 2012.

c)	In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four newbuilding shuttle tankers to be constructed by Samsung Heavy Industries in South Korea for a total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). As at December 31, 2012, payments made towards these commitments totaled $122.7 million and the remaining payments required to be made under these newbuilding contracts are $323.3 million (2013). Upon their scheduled delivery in mid-to-late 2013, the vessels will commence operations under 10-year, fixed-rate time-charter-out contracts. The contract with BG also includes certain extension options and vessel purchase options exercisable by the charterer.

d)	On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. As a result, on October 1, 2012, the partnership paid an additional $5.9 million to Teekay Corporation (see notes 4 and 12i).

e)	In November 2011, Teekay Corporation agreed to acquire from Sevan Marine ASA (or Sevan) the Voyageur Spirit (formerly known as the Sevan Voyageur) FPSO unit upon the completion of certain upgrades, which were completed in the fourth quarter of 2012, and commencement of the unit’s charter contract, which is expected to be in April 2013. In September 2012, the Partnership agreed to acquire the Voyageur Spirit FPSO unit from Teekay Corporation at a purchase price of approximately $540 million, subject to financing. This acquisition is expected to take place upon commencement of the unit’s charter contract. The Voyageur Spirit will operate on the Huntington Field in the North Sea under a five-year firm period contract with E.ON Ruhrgas UK E&P Limited, plus extension options. The Partnership expects to finance the acquisition through the assumption of a new $330 million debt facility secured by the asset, a portion of the proceeds from the Partnership’s public offering completed in September 2012 and a $40 million equity private placement of common units to Teekay Corporation.

f)

In November 2012, the Partnership agreed to acquire a 2010-built HiLoad Dynamic Positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The HiLoad DP unit is a self-propelled dynamic positioning system that attaches to and keeps conventional tankers in position when

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

loading from offshore installations. The transaction is subject to finalizing a ten-year time-charter contract with Petroleo Brasileiro SA (or Petrobras) in Brazil. The acquisition of the HiLoad DP unit is expected to be completed in the second quarter of 2013 and the unit is expected to commence operating at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. As part of the transaction, Teekay Corporation has also agreed to invest approximately $4.4 million to acquire a 49.9% ownership interest in a recapitalized Remora. In addition, the Partnership will enter into an omnibus agreement with Remora which will provide the Partnership with the right of first refusal to acquire future HiLoad projects developed by Remora.

16.	Supplemental Cash Flow Information

a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2012, 2011, and 2010 are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Accounts receivable	(8,750)	(13,788)	13,189
Prepaid expenses and other assets	6,075	(6,139)	5,680
Accounts payable and accrued liabilities	35	(8,716)	23,526
Advances (to) from affiliate	(14,807)	17,347	(7,931)

	(17,447)	(11,296)	34,464

b)	Cash interest paid (including interest paid by the Dropdown Predecessor and realized losses on interest rate swaps) during the years ended December 31, 2012, 2011, and 2010 totaled $102.1 million, $91.1 million, and $80.5 million, respectively.

c)	Taxes paid (including taxes paid by the Dropdown Predecessor) during the years ended December 31, 2012, 2011, and 2010 totaled $5.7 million, $4.8 million and $1.1 million, respectively.

d)	The Partnership’s consolidated statement of cash flows for the years ended December 31, 2011 and 2010 reflect the Dropdown Predecessors as if the Partnership had acquired the Dropdown Predecessor when the vessels began operations under the ownership of Teekay Corporation. For non-cash changes related to the Dropdown Predecessors, see note 12.

e)	The contribution from the non-controlling interest owner described in note 15b has been treated as a non-cash transaction in the Partnership’s consolidated statement of cash flows.

f)	The cash portion of the purchase price of vessels acquired from Teekay Corporation is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Peary Spirit (note 12f)	—	(37,729)	—
Scott Spirit (note 12i)	—	(22,954)	—
Falcon Spirit (net of cash acquired of $2.8 million) (note 12b)	—	—	(14,099)
Rio das Ostras (net of cash acquired of $17.7 million) (note 12c)	—	—	(58,721)
Amundsen Spirit (note 12d)	—	—	(17,671)
Nansen Spirit (note 12e)	—	—	(16,560)

	—	(60,683)	(107,051)

g)	Contribution (distribution) of capital from (to) Teekay Corporation to (from) the Dropdown Predecessor is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Relating to Scott Spirit (note 12i)	—	2,305	—
Relating to Falcon Spirit (note 12b)	—	—	3,608
Relating to Rio das Ostras (note 12c)	—	—	(2,791)
Relating to Amundsen Spirit (note 12d)	—	—	3,496

	—	2,305	4,313

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

17.	Partners’ Equity and Net Income (Loss) Per Unit

At December 31, 2012, of the Partnership’s total limited partner units outstanding, 72.1% were held by the public. The remaining units, as well as the 2% general interest, were held by a subsidiary of Teekay Corporation.

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

During the year ended December 31, 2012, cash distributions exceeded $0.4025 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and the General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

Net Income (Loss) Per Unit

Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interests and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.

The General Partner’s and common unitholders’ interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income (loss); rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnerships’ business including reserves for maintenance and replacement capital expenditure and anticipated capital requirements. Unlike available cash, net income (loss) is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

The Partnership allocates the Limited Partners’ interest in net income (loss), including both distributed and undistributed net income (loss), between continuing operations and discontinued operations based on the proportion of net income (loss) from continuing and discontinued operations to total net income (loss).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Public and Private Offerings

The following table summarizes the issuances of common units over the three years ending December 31, 2012:

Date	Offering Type	Number of Common Units Issued	Offering Price	Gross Proceeds (1)	Net Proceeds	Teekay Corporation’s Ownership After the Offering(2)	Use of Proceeds
				(in millions of U.S. Dollars)
March 2010	Public	5,060,000	$19.48	100.6	95.5	35.92%	Repayment of vendor financing and finance the acquisition of the Falcon Spirit FSO unit
August 2010	Public	6,037,500	$22.15	136.5	130.8	31.72%	Prepayment of revolving credit facilities
December 2010	Public	6,440,000	$27.84	182.9	175.2	28.26%	Prepayment of revolving credit facilities
March 2011	Private	7,562,814	$29.32	226.3	226.3	36.90%	Consideration for acquisition of remaining 49% in OPCO
July 2011	Private	713,266	$28.04	20.4	20.4	36.51%	Partially finance shipyard installments for four newbuilding shuttle tankers
November 2011	Private	7,112,974	$23.90	173.5	173.2	33.03%	Finance the purchase of the Piranema Spirit FPSO unit
July 2012	Private	1,700,022	$26.47	45.9	45.8	32.30%	Partially finance shipyard installments for four newbuilding shuttle tankers
September 2012	Public	7,778,832	$27.65	219.5	211.4	29.36%	Prepayment of revolving credit facilities

(1)	Including General Partner’s 2% proportionate capital contribution
(2)	Including Teekay Corporation’s indirect 2% general partner interest

18.	Acquisition of Piranema Spirit

On November 30, 2011, the Partnership acquired a 100% of the shares of Piranema Production AS from Sevan Marine ASA for a total purchase price of $164.3 million. The purchase price was paid in cash and was financed through the concurrent issuance of 7.1 million common units. Piranema Production AS owns the 2007-built Piranema Spirit FPSO unit, which is operating under a long-term charter, with cost escalation clauses, to Petrobras on the Piranema field located offshore Brazil. The firm period of the charter expires in March 2018, however Petrobras has up to 11 one-year extension options.

The acquisition of the Piranema Spirit FPSO unit was accounted for using the purchase method of accounting, based upon estimates of fair value. The purchase price allocation adjustments were finalized in late 2012 and there were no changes to the preliminary fair values of the assets acquired and liabilities assumed by the Partnership. Operating results of the Piranema Spirit FPSO unit are reflected in these financial statements commencing November 30, 2011, the effective date of acquisition. During December 2011, the Partnership recognized $4.8 million of revenue and $1.5 million of net income resulting from its acquisition of the Piranema Spirit.

The following table summarizes the fair values of the assets acquired and liabilities assumed by the Partnership.

(in thousands of U.S. dollars)	As at November 30, 2011 $
ASSETS
Cash and cash equivalents	2,439
Other current assets	5,308
Vessels and equipment	292,242
Other assets - long-term	659

Total assets acquired	300,648

LIABILITIES
Current liabilities	8,458
In-process revenue contracts	127,900

Total liabilities assumed	136,358

Net assets acquired	164,290

Cash consideration	164,290

Net cash consideration	161,851

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table shows comparative summarized consolidated pro forma financial information for the Partnership for the years ended December 31, 2011 and 2010, giving effect to the acquisition of a 100% interest in the Piranema Spirit FPSO unit as if it had taken place on January 1, 2010:

(in thousands of U.S. dollars, except per unit data)	Pro Forma Year ended December 31, 2011 (unaudited) $	Pro Forma Year ended December 31, 2010 (unaudited) $
Revenues	1,000,209	955,083
Net (loss) income	(98,030)	76,449
Limited partners’ interest in net (loss) income per common unit- basic	(1.60)	0.99
Limited partners’ interest in net (loss) income per common unit- diluted	(1.60)	0.99

19.	Loss on Sale and Write down of Vessels

In 2012, four of the Partnership’s conventional crude oil tankers were written down to their estimated fair value. In the second and fourth quarters of 2012, the Hamane Spirit and Torben Spirit, respectively, which were written down in 2011 and classified as held-for-sale as at December 31, 2011, were further written down to their estimated fair value upon sale. The Partnership also received a fee from Teekay Corporation of $14.7 million relating to the early termination of the time-charter contract associated with the Hamane Spirit, which is recorded in net income (loss) from discontinued operations. In the fourth quarter of 2012, the Luzon Spirit, which was written down in 2011, was further written down to its estimated fair value upon sale. In the fourth quarter of 2012, the Leyte Spirit, which was written down in 2011, was further written down to its estimated fair value and classified as held-for-sale as of December 31, 2012. In 2012, five of the Partnership’s shuttle tankers were written down to their estimated fair value. In the third quarter of 2012, a 1993-built shuttle tanker was written down to its estimated fair value due to a change in the operating plan for the vessel. In the third and fourth quarters of 2012, two shuttle tankers, which were written down in 2011, were further written down to their estimated fair value upon sale in 2012. In the fourth quarter of 2012, the 1992-built shuttle tanker, the Basker Spirit, which was written down in 2010, was further written down to its estimated fair value and classified as held-for-sale at December 31, 2012. In the fourth quarter of 2012, a 1992-built shuttle tanker was written down to its estimated fair value using discounted cash flows. The write-down was caused by the combination of the age of the vessel, the requirements of trading in the North Sea and Brazil and the weak tanker market. The estimated fair value for each of the other eight vessels written down in 2012 was determined using an appraised value.

In 2011, five of the Partnership’s conventional crude oil tankers were written down to their estimated fair value. In August 2011, the charter contract of the Scotia Spirit was terminated and the vessel was sold. Prior to the sale, the vessel was classified as held-for-sale. In the third quarter of 2011, the Partnership wrote-down two conventional tankers, the Luzon Spirit and Leyte Spirit, due to the expiration of their time-charter contracts in December 2011 and the expectation that the vessels would be temporarily laid-up during 2012. In the fourth quarter of 2011, the Partnership decided to sell the Hamane Spirit and the Torben Spirit and to terminate their existing charter contracts concurrently with the sale. These vessels were classified as held-for-sale at December 31, 2011 and ultimately sold in 2012. The impairments for the five conventional crude oil tankers were the result of a weak tanker market, which has largely been caused by an over-supply of vessels relative to demand and a general decline in the future outlook for conventional tanker shipping. In 2011, three of the Partnership’s older shuttle tankers were written down to their estimated fair value. The write-down was caused by the combination of the age of the vessels, the requirements of trading in the North Sea and Brazil and the weak tanker market. In 2011, two of the Partnership’s FSO units, were written down to their estimated fair value. The Karratha Spirit was sold and the Navion Saga was written down due to escalating dry-dock costs and increased operating costs. The estimated fair value of the Navion Saga was determined using discounted cash flows. The estimated fair value for each of the other nine vessels written down in 2011 was determined using an appraised value.

In 2010, a 1992-built shuttle tanker, the Basker Spirit, was written down to its estimated fair value, using an appraised value, in conjunction with the termination of the charter contract for this vessel that was effective in early-2011.

See Note 5 – Segment Reporting for the total write down of vessels and total loss on sale of vessels by segment for 2012, 2011 and 2010.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The operations of the Scotia Spirit, Hamane Spirit, Torben Spirit, Luzon Spirit and Leyte Spirit prior to December 31, 2012 were reported within the conventional tanker segment. The following table summarizes the net income (loss) from discontinued operations for the periods presented in the consolidated statements of income (loss):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
REVENUES	38,057	75,560	59,883

OPERATING EXPENSES
Voyage expenses	10,573	19,075	11,593
Vessel operating expenses	6,556	12,212	13,315
Depreciation and amortization	1,248	11,227	15,480
General and administrative	1,954	2,023	2,022
Write down of vessels	1,693	54,069	—
Loss on sale of vessels	5,982	—	—

Total operating expenses	28,006	98,606	42,410

Income from vessel operations	10,051	(23,046)	17,473

OTHER ITEMS
Interest expense	(531)	(681)	(835)
Foreign currency exchange loss	—	—	(30)
Other income - net	30	(76)	—

Total other items	(501)	(757)	(865)

Net income (loss) from discontinued operations	9,550	(23,803)	16,608

20.	Change in Accounting Estimate

Effective January 1, 2012, the Partnership reduced the estimated useful life of six of its older shuttle tankers from 25 years to 20 years. As a result of the change in useful life, the Partnership increased its estimate of the residual value of these vessels to reflect the more recent average scrap prices. As a result, depreciation and amortization expense has increased by $14.9 million and net income attributable to partners has decreased by $10.8 million, or $0.15 per unit, for the year ended December 31, 2012.

21.	Subsequent Events

a)	In January 2013, the Partnership sold a 1992-built conventional tanker for net proceeds of $6.3 million. As at December 31, 2012, this vessel was classified as held-for-sale and its carrying value was written down to its estimated fair value. The Partnership’s consolidated statement of income (loss) for the year ended December 31, 2012 includes a $1.7 million write-down related to this vessel.

b)	In January 2013, the Partnership sold a 1992-built shuttle tanker for net proceeds of $7.0 million. As at December 31, 2012, this vessel was classified as held-for-sale and its carrying value was written down to its estimated fair value. The Partnership’s consolidated statement of income (loss) for the year ended December 31, 2012 includes a $1.2 million write-down related to this vessel.

c)	In January 2013, the Partnership issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). The aggregate principal amount of the bonds is equivalent to approximately $233 million and all interest and principal payments were swapped into U.S. dollars at a fixed rate of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018. In connection with this transaction, the Partnership repurchased NOK 388.5 million of the existing NOK 600 million Partnership bond issue maturing in November 2013. The Partnership used the remaining net proceeds of approximately $167 million to reduce portion of amounts outstanding under the Partnership’s revolving credit facilities and for general partnership purposes. The Partnership will apply to list the bonds on the Oslo Stock Exchange.

d)	In February 2013, the Partnership made a partial prepayment of $150.0 million to Teekay Corporation in connection with the acquisition of the Voyageur Spirit FPSO unit. Teekay Corporation will pay the Partnership interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds. Teekay Corporation is obligated to repay the Partnership the full amount of prepaid funds, plus accrued interest, if the acquisition does not close before April 30, 2013.