Form 20-F
period 2013-12-31
Teekay Offshore Partners L.P.
filed 2014-04-29
CIK 1382298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Telephone: (441) 298-2530

Fax: (441) 292-3931

(Contact information for company contact person)

Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Units	New York Stock Exchange
Series A Preferred Units	New York Stock Exchange

Securities registered or to be registered, pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

85,452,079 Common Units

6,000,000 Series A Preferred Units

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our distribution policy and our ability to make cash distributions on our units or any increases in quarterly distributions;

•	growth prospects of the offshore and tanker markets;

•	our potential additional shuttle tanker, floating storage and off-take (or FSO) and floating production, storage and offloading (or FPSO) projects;

•	the recent economic downturn and financial crisis in the global market, and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	the expected commencement date and estimated cost of FPSO projects;

•	the estimated cost and expected delivery dates of conversions of existing vessels, and the expected commencement of their time-charter contracts;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker markets;

•	our competitive advantage in the shuttle tanker market;

•	the expected lifespan of our vessels;

•	the estimated cost and expected delivery dates of our towage vessel newbuildings;

•	the estimated sales price or scrap value of vessels;

•	estimated capital expenditures and our ability to fund them;

•	expected increases in vessel operating expenses and charter rates for our vessels;

•	our ability to maintain and expand long-term relationships with major crude oil companies, including our ability to service fields until they no longer produce;

•	the derivation of a substantial majority of revenue from a limited number of customers;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into fixed-rate time charters with customers;

•	obtaining offshore projects that we or Teekay Corporation bid on or that Teekay Corporation is awarded;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	the future valuation of goodwill;

•	our expectations as to any impairment of our vessels;

•	the adequacy of our insurance coverage;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	anticipated taxation of our partnership and its subsidiaries and taxation of unitholders;

•	our general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Corporation and for reimbursements of fees and costs of Teekay Offshore GP L.L.C., our general partner (or the General Partner);

•	our ability to avoid labor disruptions and attract and retain highly skilled personnel; and

•	our business strategy and other plans and objectives for future operations.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay Offshore Partners L.P. and its subsidiaries for the fiscal years 2009 through 2013, which have been derived from our audited consolidated financial statements.

The following tables should be read together with, and are qualified in their entirety by reference to, (a) Item 5. Operating and Financial Review and Prospects, included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for each of the fiscal years ended December 31, 2011 through 2013.

From time to time we purchase vessels from Teekay Corporation.

In September 2009, we acquired from Teekay Corporation its interest in an FPSO unit, the Petrojarl Varg, along with its operations and charter contracts. In April 2010, we acquired from Teekay Corporation an FSO unit, the Falcon Spirit, together with its charter contract. In October 2010, we acquired from Teekay Corporation the Cidade de Rio das Ostras (or Rio das Ostras) FPSO unit, along with its operations and charter contract. In October 2010 and October 2011, we also acquired from Teekay Corporation the newbuilding shuttle tankers, the Amundsen Spirit and the Scott Spirit, both on charter to Statoil. In May 2013, we acquired from Teekay Corporation the Voyageur Spirit FPSO unit, along with its operations and charter contract.

These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method, in which our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect these vessels and the results of operations of the vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on October 1, 2006 (Petrojarl Varg), April 1, 2008 (Rio das Ostras), December 15, 2009 (Falcon Spirit), July 30, 2010 (Amundsen Spirit), July 22, 2011 (Scott Spirit) and April 13, 2013 (Voyageur Spirit). Please read Item 18 – Financial Statements: Note 2 – Dropdown Predecessor.

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

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

		Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of US dollars, except per unit, unit and fleet data)
Income Statement Data:
Revenues	777,655	816,056	840,982	901,227	930,739
Total operating expenses (1)	672,285	685,070	729,848	734,650	827,321

Income from vessel operations	105,370	130,986	111,134	166,577	103,418
Interest expense	(48,762)	(36,242)	(35,929)	(47,508)	(62,855)
Interest income	1,232	842	659	1,027	2,561
Realized and unrealized gain (loss) on derivative instruments	51,944	(55,666)	(159,744)	(26,349)	34,820
Equity income	—	—	—	—	6,731
Foreign currency exchange (loss) gain (2)	(11,184)	941	1,500	(315)	(5,278)
Loss on bond repurchase	—	—	—	—	(1,759)
Other income - net	9,429	6,810	3,683	1,538	1,144
Income tax (expense) recovery	(13,792)	9,718	(6,679)	10,477	(2,225)

Net income (loss) from continuing operations	94,237	57,389	(85,376)	105,447	76,557
Net income (loss) from discontinued operations	26,565	21,474	(11,495)	17,568	(4,642)

Net income (loss)	120,802	78,863	(96,871)	123,015	71,915

Non-controlling and other interests in net income (loss) from continuing operations	46,040	13,710	7,601	12,885	62
Non-controlling and other interests in net income (loss) from discontinued operations	13,554	11,342	4,174	(1,772)	(452)
Limited partners’ interest:
Net income (loss) from continuing operations	48,197	43,679	(92,977)	92,562	76,495
Net income (loss) from continuing operations per common unit (basic and diluted) (3)	1.46	0.99	(1.49)	1.26	0.93
Net income (loss) from discontinued operations	13,011	10,132	(15,669)	19,340	(4,190)
Net income (loss) from discontinued operations per common unit (basic and diluted) (3)	0.39	0.23	(0.25)	0.26	(0.05)
Cash distributions declared per unit	1.80	1.88	1.98	2.04	2.11

Balance Sheet Data (at end of year):
Cash and cash equivalents	109,407	166,483	179,934	206,339	219,126
Vessels and equipment (4)	2,120,688	2,299,507	2,585,586	2,454,623	3,089,582
Total assets	2,651,069	2,842,626	3,144,729	3,053,391	3,806,086
Total debt	2,045,055	1,717,140	2,029,076	1,769,632	2,368,976
Total equity	370,871	728,449	484,733	705,229	821,341

Common units outstanding	27,900,000	55,237,500	70,626,554	80,105,108	85,452,079

Other Financial Data:
Net revenues (5)	688,465	710,685	743,398	790,744	827,096
EBITDA (6)	316,230	252,639	128,303	330,815	338,082
Adjusted EBITDA (6)	312,141	362,976	390,967	405,243	397,445
Expenditures for vessels and equipment	14,260	40,645	148,480	87,408	455,578

Fleet data:
Average number of shuttle tankers (7)	35.9	35.2	36.5	35.5	33.8
Average number of FPSO units (7)	2.0	2.0	2.1	3.0	4.2
Average number of conventional tankers (7)	11.0	11.0	10.6	6.0	5.2
Average number of FSO units (7)	5.0	6.0	5.2	5.0	5.8

(1)	Total operating expenses include, among other things, the following:

	Year Ended December 31,
	2009	2010	2011	2012	2013
Write down and loss on sale of vessels	—	9,441	37,039	24,542	76,782
Restructuring charge	5,008	119	3,924	1,115	2,607

	5,008	9,560	40,963	25,657	79,389

(2)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates, deferred income taxes and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the period. Starting in November 2010, foreign currency exchange gains and losses includes realized and unrealized gains and losses on the cross currency swaps.
(3)

Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interests, the General Partner’s interest and the distributions on the Series A preferred units, by the weighted-average number of common units outstanding during the applicable period. We allocate the limited partners’ interest in net income (loss), including both distributed and undistributed net income (loss), between continuing operations and discontinued operations based on the proportion of net income (loss) from continuing and discontinuing operations to total net income (loss).
(4)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation and (b) advances on newbuildings.
(5)	Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters, the charterer typically pays the voyage expenses, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to the customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the “net revenues” are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net revenues with revenues.

	Year Ended December 31,
	2009	2010	2011	2012	2013
Revenues	777,655	816,056	840,982	901,227	930,739
Voyage expenses	89,190	105,371	97,584	110,483	103,643

Net revenues	688,465	710,685	743,398	790,744	827,096

(6)	EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•	Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of the fundamental performance of us from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net (loss) income between periods. We believe that including EBITDA and Adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common units.

•	Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from the existing capitalization of us and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA and Adjusted EBITDA provide a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to unitholders. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess our fundamental ability to generate cash sufficient to meet cash needs, including distributions on our common units.

Neither EBITDA nor Adjusted EBITDA, which are non-GAAP measures, should be considered as an alternative to net income (loss), cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss), and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Report may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income (loss), and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of US dollars)
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income (loss)”:
Net income (loss) from continuing operations	94,237	57,389	(85,376)	105,447	76,557
Depreciation and amortization	160,671	169,568	171,730	189,364	199,006
Interest expense, net of interest income	47,530	35,400	35,270	46,481	60,294
Income tax expense (recovery)	13,792	(9,718)	6,679	(10,477)	2,225

EBITDA	316,230	252,639	128,303	330,815	338,082

Write down and loss of sale of vessels	—	9,441	37,039	24,542	76,782
Restructuring charge	5,008	119	3,924	1,115	2,607
Unrealized (gain) loss on derivative instruments	(113,570)	5,618	107,860	(39,538)	(91,837)
Realized loss on interest rate swaps	51,084	49,224	58,475	58,596	94,848
Foreign exchange loss (gain)(i)	11,242	3,090	(3,081)	11,015	(33,318)
Loss on bond repurchase	—	—	—	—	1,759
Amortization of in-process revenue contracts	(6,952)	(571)	(1,075)	(12,634)	(12,704)
Adjustments relating to equity income(ii)	—	—	—	—	6,057
Adjustments relating to discontinued operations(iii)	49,099	43,416	59,522	31,332	15,169

Adjusted EBITDA	312,141	362,976	390,967	405,243	397,445

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	162,361	286,585	254,162	267,494	255,387
Expenditures for dry docking	41,864	23,637	26,407	19,122	19,332
Interest expense, net of interest income	47,530	35,400	35,270	46,481	60,294
Current income tax expense (recovery)	5,583	6,038	7,293	(1,669)	75
Realized loss on interest rate swaps	51,084	49,224	58,475	58,596	94,848
Equity income	—	—	—	—	6,731
Change in working capital	(8,931)	(34,464)	11,296	17,447	(51,999)
Restructuring charge	5,008	119	3,924	1,115	2,607
Loss on bond repurchase	—	—	—	—	1,759
Other, net	5,613	(4,732)	(6,828)	(4,165)	2,244
Adjustments relating to equity income(ii)	—	—	—	—	6,057
Interest expense, net of interest income related to discontinued operations(iii)	2,029	1,169	968	822	110

Adjusted EBITDA	312,141	362,976	390,967	405,243	397,445

(i)	Foreign exchange loss (gain) excludes the unrealized loss of $38.6 million (2012 – gain of $10.7 million, 2011 - loss of $1.6 million, 2010 – gain of $4.0 million and 2009 - $nil) on cross currency swaps, which is incorporated in unrealized (gain) loss on derivative instruments in the table.
(ii)	Adjustments relating to equity income from our equity accounted joint venture are as follows:

	Year Ended December 31,
	2009	2010	2011	2012	2013
Depreciation and amortization	—	—	—	—	4,239
Interest expense, net of interest income	—	—	—	—	2,715
Income tax recovery	—	—	—	—	(184)
Unrealized gain on derivative instruments	—	—	—	—	(2,302)
Realized loss on interest rate swaps	—	—	—	—	1,589

Adjustments relating to equity income	—	—	—	—	6,057

(iii)	Adjustments relating to our discontinued operations are as follows:

	Year Ended December 31,
	2009	2010	2011	2012	2013
Net income (loss) from discontinued operations	26,565	21,474	(11,495)	17,568	(4,642)
Depreciation and amortization	20,505	20,773	15,980	5,267	1,236
Interest expense, net of interest income	2,029	1,169	968	822	110
Write down and loss on sale of vessels	—	—	54,069	7,675	18,465

Adjustments relating to discontinued operations	49,099	43,416	59,522	31,332	15,169

(7)	Average number of vessels consists of the average number of owned and chartered-in vessels that were in our possession during a period, including the Dropdown Predecessor and those in discontinued operations. This includes one FPSO unit in an equity accounted joint venture at 100%.

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

Our ability to distribute to our unitholders any cash we may receive from our subsidiaries is or may be limited by a number of factors, including, among others:

•	interest expense and principal payments on any indebtedness we incur;

•	distributions on any preferred units we have issued or may issue;

•	changes in our cash flows from operations;

•	restrictions on distributions contained in any of our current or future debt agreements;

•	fees and expenses of us, our general partner, its affiliates or third parties we are required to reimburse or pay, including expenses we incur as a result of being a public company; and

•	reserves our general partner believes are prudent for us to maintain for the proper conduct of our business or to provide for future distributions.

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

Currently, the total delivered cost for an Aframax or Suexmax-size shuttle tanker is approximately $95 to $115 million, the cost of converting an existing tanker to an FSO unit is approximately $50 to $300 million and the cost of an FPSO unit is approximately $350 million to $2 billion, although actual costs vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

We and Teekay Corporation regularly evaluate and pursue opportunities to provide marine transportation services and offshore oil production and storage services for new or expanding offshore projects. Under an omnibus agreement that we have entered into in connection with our initial public offering, Teekay Corporation is required to offer to us, within 365 days of their deliveries, certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, including certain vessels of Teekay Corporation’s subsidiary Teekay Petrojarl AS (or Teekay Petrojarl), provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we are pursuing direct acquisitions from third parties and new offshore projects. Neither we nor Teekay Corporation may be awarded charters or contracts of affreightment relating to any of the projects we pursue or it pursues, and we may choose not to purchase the vessels Teekay Corporation is required to offer to us under the omnibus agreement. If we elect pursuant to the omnibus agreement to obtain Teekay Corporation’s interests in any projects Teekay Corporation may be awarded, or if we bid on and are awarded contracts relating to any offshore project, we will need to incur significant capital expenditures to buy Teekay Corporation’s interest in these offshore projects or to build the offshore units.

We typically must pay between 10% to 20% of the purchase price of a shuttle tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately two to three years from the time the order is placed). During the construction period, we generally are required to make installment payments on newbuildings prior to their delivery, in addition to incurring financing, miscellaneous construction and project management costs. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest or cash required to maintain our current level of quarterly distributions to unitholders prior to generating cash from the operation of the newbuilding.

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

If we are awarded contracts for additional offshore projects or otherwise acquire additional vessels or businesses, our consolidated debt may significantly increase. As at December 31, 2013, our total debt was approximately $2.4 billion and we had the ability to borrow an additional $111.9 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities. In October 2014, we have $410.4 million of balloon payments due on two revolving credit facilities. Both of these revolving credit facilities bear interest at rates that are considered below current market rates relative to the current market levels and as such, we intend to refinance these balloon payments by entering into a new credit facility closer to the date of their maturities. In September 2014, we have a $15.7 million balloon payment due on one of our revolving credit facilities, which we intend on refinancing with a new loan facility closer to the date this facility comes due. Our level of debt could have important consequences to us, including:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes, and our ability to refinance our credit facilities may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing dividends/cash distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

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

Five revolving credit facilities are guaranteed by us and certain of our subsidiaries for all outstanding amounts and contain covenants that require us to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of at least $75.0 million and 5.0% of the our total consolidated debt. Our remaining two revolving credit facilities are guaranteed by Teekay

Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 24 of our vessels, together with other related security. The ability of Teekay Corporation or us to comply with covenants and restrictions contained in debt instruments may be affected by events beyond their or our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. Neither Teekay Corporation nor we might have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

We have one revolving credit facility that requires us to maintain a vessel value to outstanding drawn principal balance ratio of a minimum of 105%. As at December 31, 2013, this ratio was 123%. The vessel value used in this ratio is the appraised value prepared by us based on second-hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio.

At December 31, 2013 we and Teekay Corporation were in compliance with all covenants in the credit facilities and long-term debt.

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

We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Petrobras Transporte S.A., Statoil ASA, and Talisman Energy Inc accounted for approximately 25%, 20%, and 13%, 28%, 21%, and 13%, and 24%, 24%, and 13% respectively, of consolidated revenues from continuing operations during 2013, 2012 and 2011. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods.

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

Our growth depends on continued growth in demand for offshore oil transportation, processing and storage services and towage services.

Our growth strategy focuses on expansion in the shuttle tanker, FSO, FPSO and towage sectors. Accordingly, our growth depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

•	decreases in the actual or projected price of oil, which could lead to a reduction in or termination of production of oil at certain fields we service or a reduction in exploration for or development of new offshore oil fields;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth. Reduced demand for offshore marine transportation, processing, storage services or towage services would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

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

The rate of oil production at fields we service may decline from existing or future levels. If such a reduction occurs, the spot market rates in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment. We may receive a reduced production incentive payment or no production incentive payment under the Petrojarl Varg FPSO operations contract depending on production levels. We also have an annual adjustment (within a specified range) to the daily base hire rate under the Voyageur Spirit FPSO operations contract based on our operating performance. Talisman Energy Norge AS (or Talisman Energy) may terminate the Petrojarl Varg operations contract if the Varg field does not yield sufficient revenues. E.ON Ruhrgas UK GP Limited (or E.ON) may terminate the Voyageur Spirit operations contract if the Huntington field does not yield sufficient revenues, however there is a significant termination fee. Low spot market rates for the shuttle tankers or any idle time prior to the commencement of a new contract or our inability to redeploy any of our FPSO units at an acceptable rate may have an adverse effect on our business and operating results.

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

Future adverse economic conditions may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customers’ inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations.

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

Delays in the operational start-up of FPSO units, deliveries of newbuilding vessels or of conversions of existing vessels could harm our operating results.

The operational start-up of FPSO units or the deliveries of any newbuildings or of vessel conversions we may order could be delayed, which would delay our receipt of revenues under the charters or other contracts related to the units or vessels. In addition, under some charters we may enter into, if the operational start-up or our delivery of the newbuilding or converted vessel to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for substantial liquidated damages.

The operational start-up of FPSO units or completion and deliveries of newbuildings or of vessel conversions could be delayed because of:

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

If the operational start-up of an FPSO unit or the delivery of a vessel or of a conversion is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

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

Vessel values for shuttle tankers, conventional oil tankers, FSO and FPSO units can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in oil and energy markets;

•	a substantial or extended decline in demand for oil;

•	increases in the supply of vessel capacity;

•	competition from more technologically advanced vessels;

•	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise; and

•	a decrease in oil reserves in the fields and other fields in which our FPSO units might otherwise be deployed.

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

Our growth strategy includes selectively acquiring existing shuttle tankers and FSO and FPSO units, businesses that own or operate these types of vessels or businesses that provide services to the offshore oil and gas industry. Historically, there have been very few purchases of existing vessels and businesses in the FSO and FPSO segments. Factors that may contribute to a limited number of acquisition opportunities for FSO units and FPSO units in the near term include the relatively small number of independent FSO and FPSO fleet owners. In addition, competition from other companies, many of which have significantly greater financial resources than do we or Teekay Corporation, could reduce our acquisition opportunities or cause us to pay higher prices. Recently, we entered the long-haul ocean towage and offshore installation services business through our acquisition of ALP Maritime Services B.V. (or ALP) in March 2014.

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

A portion of our shuttle tanker fleet and the Petrojarl Varg and Voyageur Spirit FPSO units operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills, or mechanical failures.

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

Shuttle tankers, FSO units and FPSO units are complex and their operations are technically challenging. Marine transportation and oil production operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and operating results.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Indian Ocean off the coast of Somalia. While there continue to be significant numbers of piracy incidents in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

We currently are paid partly in Norwegian Kroner under some of our time charters and contracts of affreightment. In addition, we and our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us administrative services and to our operating subsidiaries managerial, operational and administrative services. Under the services agreements, the applicable subsidiaries of Teekay Corporation are paid in U.S. Dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroner. Fluctuating exchange rates may result in increased payments by us under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner. We have entered into foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest payments on our Norwegian Kroner bonds.

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

Teekay Corporation and its affiliates may engage in competition with us. Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation, Teekay LNG Partners L.P. (NYSE: TGP) and their respective controlled affiliates (other than us and our subsidiaries) generally have agreed not to engage in, acquire or invest in any business that owns, operates or charters (a) dynamically-positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less than three years, excluding extension options), (b) FSO units or (c) FPSO units (collectively “Offshore Vessels”) without the consent of our general partner. The omnibus agreement, however, allows Teekay Corporation, Teekay LNG Partners L.P. and any of such controlled affiliates to:

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

As at March 1, 2014, Teekay Corporation indirectly owns the 2.0% general partner interest and a 27.9% limited partner interest in us and controls our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our general partner are directors or officers of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires Teekay Corporation or its affiliates (other than our general partner) to pursue a business strategy that favors us or utilizes our assets, and Teekay Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Teekay Corporation, which may be contrary to our interests;

•	the Chief Executive Officer and Chief Financial Officer and one of the directors of our general partner also serve as executive officers or directors of Teekay Corporation and the general partner of Teekay LNG Partners L.P.;

•	our general partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner has limited its liability and reduced its fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders and unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in our partnership agreement;

•	our general partner determines the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions (in each case to affiliates of Teekay Corporation);

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80.0% of our common units;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

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

If the IRS were to determine that we are or have been a PFIC for any taxable year, U.S. unitholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. unitholders make certain elections available under the Code, such unitholders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common units, as if such distribution or gain had been recognized ratably over the unitholder’s holding period. Please read Item 10 – Additional Information: Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification.

We may be subject to taxes, which reduces our Cash Available for Distribution to partners.

We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. For example, authorities in Norway have asserted certain positions that may result in additional tax imposed on our subsidiaries in Norway. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our Norwegian subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, Teekay Corporation indirectly owns less than 50% of the value of our outstanding units and therefore we believe that we do not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code and our U.S. source income is subject to taxation under Section 887 of the Code. The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control.

Common unitholders may be subject to income tax in one or more non-U.S. countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require common unitholders to file a tax return with, and pay taxes to, those countries. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution to common unitholders.

We intend that our affairs and the business of each of our subsidiaries is conducted and operated in a manner that minimizes foreign income taxes imposed upon us and our subsidiaries or which may be imposed upon you as a result of owning our common units. However, there is a risk that common unitholders will be subject to tax in one or more countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If common unitholders are subject to tax in any such country, common unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to common unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to common unitholders. The United States may not allow a tax credit for any foreign income taxes that common unitholders directly or indirectly incur. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for common unitholders.

Item  4. Information on the Partnership

A. Overview, History and Development

Overview and History

We are an international provider of marine transportation, oil production and storage services to the offshore oil industry. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a leading provider of international crude oil and gas marine transportation services that also offers offshore oil production, storage and offloading services, to further develop its operations in the offshore market. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and our controlled affiliates to pursue growth opportunities in this market. As of March 1, 2014, Teekay Corporation, which owns and controls our general partner, owned 27.86% of the limited partner interest in us.

Please see Item 5. Operating and Financial Review and Prospects – Management Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments for recent acquisitions and developments.

As of December 31, 2013, our fleet consisted of:

•	Shuttle Tankers. Our shuttle tanker fleet consisted of 36 vessels (including one vessel committed for an FSO conversion upon expiry of its current contract in 2015 and the HiLoad Dynamic Positioning (or DP) unit scheduled to complete operational testing in the second quarter of 2014) that mainly operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 36 shuttle tankers, six were held through 50% owned subsidiaries, three through a 67% owned subsidiary and three are chartered-in by us, with the remainder owned 100% by us. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. The average term of the contracts of affreightment, weighted based on vessel years, is 3.2 years. The time charters and bareboat charters have an average remaining contract term of approximately 5.7 years. As of December 31, 2013, our shuttle tanker fleet had a total cargo capacity of approximately 4.4 million deadweight tonnes (or dwt), representing more than 40% of the total tonnage of the world shuttle tanker fleet.

•	FPSO Units. We had four FPSO units in which we have 100% ownership interests and one FPSO unit in which we have a 50% ownership. These vessels operate under operations and charter contracts with major energy companies in the North Sea and Brazil. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. The FPSO contracts have an average remaining term of approximately 4.6 years. As of December 31, 2013, our FPSO units had a total production capacity of approximately 0.2 million barrels of oil per day.

•	Conventional Tankers. We had a fleet of four Aframax conventional crude oil tankers, two of which operate under fixed-rate time charters with Teekay Corporation. In addition, two of these tankers have additional equipment for lightering and operated under fixed-rate bareboat charters with Skaugen PetroTrans. Subsequent to December 31, 2013, the bareboat charters for these two tankers were novated under the same terms to a subsidiary of Teekay Corporation. We have 100% ownership in all of these vessels. The average remaining term on these time charter and bareboat charter contracts is approximately 4.5 years. As of December 31, 2013, our conventional tankers had a total cargo capacity of approximately 0.4 million dwt.

•	FSO Units. We had a fleet of six FSO units (including one committed FSO conversion unit), in which we have 100% ownership interests in five FSO units and 89% interests in one FSO unit. All of the FSO units operate under fixed-rate contracts, with an average remaining term of approximately 3.0 years. As of December 31, 2013, our FSO units had a total cargo capacity of approximately 0.7 million dwt.

We were formed under the laws of the Republic of The Marshall Islands as Teekay Offshore Partners L.P. and maintain our principal executive headquarters at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530. Our principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Our telephone number at such address is (604)  683-3529.

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

As of December 31, 2013, there were approximately 93 vessels in the world shuttle tanker fleet (including eight newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Africa, Brazil, Canada, Asia and the US Gulf. As of December 31, 2013, we owned 33 shuttle tankers, in which our ownership interests ranged from 50% to 100%, and chartered-in an additional three shuttle tankers. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, Transpetro, Viken Shipping, AET and J Lauritzen, which as of December 31, 2013 controlled fleets ranging from 2 to 22 shuttle tankers each. We believe that we have certain competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea and Brazil.

The following tables provide additional information about our shuttle tankers as of December 31, 2013:

Vessel	Capacity (dwt)	Built	Ownership	Positioning system	Operating Region	Contract Type (1)		Contract
							Charterer	End Date
Scott Spirit	106,000	2011	100%	DP2	North Sea	CoA	Chevron, Hess, Marathon Oil, ENI, Draugen Transport, BP, ConocoPhillips, Total, Talisman, Nexen, MTDA, Dana Petroleum, Shell Int’l Trading & Shipping Co Ltd. and PetroCanada.(6)
Navion Oslo	100,300	2001	100%	DP2	North Sea	CoA
Karen Knutsen	153,600	1999	In-chartered (until January 2014)	DP2	North Sea	CoA
Navion Hispania	126,200	1999	100%	DP2	North Sea	CoA
Navion Britannia (2)	124,200	1998	100%	DP2	North Sea	CoA
Navion Scandia	126,700	1998	100%	DP2	North Sea	CoA
Aberdeen	87,000	1996	In-chartered (until December 2014)	DP	North Sea	CoA
Navion Europa (2)	130,300	1995	67%(5)	DP	North Sea	CoA
Randgrid (2) (3)	124,500	1995	67%(5)	DP	North Sea	CoA
Navion Norvegia	130,600	1995	67%(5)	DP	North Sea	CoA	Majority of volumes are life-of-field
Navion Oceania	126,400	1999	100%	DP2	North Sea	CoA
Stena Natalita	108,100	2001	50%(7)	DP2	North Sea	CoA
Samba Spirit	154,100	2013	100%	DP2	Brazil	Time charter	BG	June 2023
Lambada Spirit	154,000	2013	100%	DP2	Brazil	Time charter	BG	July 2023
Bossa Nova Spirit	154,200	2013	100%	DP2	Brazil	Time charter	BG	November 2023
Sertanejo Spirit	154,200	2013	100%	DP2	Brazil	Time charter	BG	January 2024
Amundsen Spirit	106,000	2010	100%	DP2	North Sea	Time charter	Statoil (8)
Peary Spirit	106,000	2011	100%	DP2	North Sea	Time charter	Statoil (8)
Nansen Spirit	106,000	2010	100%	DP2	North Sea	Time charter	Statoil (8)
Sallie Knutsen	153,600	1999	In-chartered (until 2015)	DP2	North Sea	Time charter	Statoil (8)
Stena Sirita	126,900	1999	50%(7)	DP2	North Sea	Time charter	Esso	September 2015
Stena Alexita	127,000	1998	50%(7)	DP2	North Sea	Time charter	Esso	March 2014
Navion Anglia	126,400	1999	100%	DP2	Brazil	Time charter	Petrobras	June 2016
Navion Svenita	106,500	1997	100%	DP	Brazil	Time charter	Petrobras	December 2014
HiLoad DP Unit (4)	n/a	2010	100%	DP	Brazil	Time charter	Petrobras	March 2024
Navion Gothenburg	152,200	2006	50%(7)	DP2	Brazil	Bareboat	Petrobras (9)	July 2020
Nordic Brasilia	151,300	2004	100%	DP	Brazil	Bareboat	Petrobras (9)	July 2017
Nordic Rio	151,300	2004	50%(7)	DP	Brazil	Bareboat	Petrobras (9)	July 2017
Navion Stavanger	148,700	2003	100%	DP2	Brazil	Bareboat	Petrobras (9)	July 2019
Petroatlantic	93,000	2003	100%	DP2	North Sea	Bareboat	Teekay Corporation	March 2016
Petronordic	93,000	2002	100%	DP2	North Sea	Bareboat	Teekay Corporation	March 2016
Nordic Spirit	151,300	2001	100%	DP	Brazil	Bareboat	Petrobras (9)	April 2018
Stena Spirit	151,300	2001	50%(7)	DP	Brazil	Bareboat	Petrobras (9)	July 2018
Navion Bergen	105,600	2000	100%	DP2	Brazil	Bareboat	Petrobras (9)	April 2020
Navion Marita	103,900	1999	100%	DP	Far-East	Spot
Navion Torinita (10)	106,900	1992	100%	DP2		Lay-up

Total capacity	4,427,300

(1)	“CoA” refers to contracts of affreightment.
(2)	The vessel is capable of loading from a submerged turret loading buoy.
(3)	The vessel is committed to a conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in 2015.
(4)	Self-propelled DP system that attaches to and keeps conventional tankers in position when loading from offshore installations. Scheduled to complete operational testing and commence its time-charter contract in the second quarter of 2014.
(5)	Owned through a 67% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions.
(6)	Not all of the contracts of affreightment customers utilize every ship in the contract of affreightment fleet.

(7)	Owned through a 50% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions.
(8)	Under the terms of a master agreement with Statoil, the vessels are chartered under individual fixed-rate annually renewable time-charter contracts. The number of vessels may be adjusted annually based on the requirements of the fields serviced. It is expected that between one and five vessels will be required by Statoil annually. Statoil will require four vessels during 2014. The vessels currently on time charter to Statoil may be replaced by vessels currently servicing contracts of affreightment or other time-charter contracts.
(9)	Charterer has the right to purchase the vessel at end of the bareboat charter.
(10)	The vessel was 20 years old in 2012 and could no longer trade as a shuttle tanker in the North Sea and Brazil. The vessel is in lay-up following its redelivery to us in April 2012.

On the Norwegian continental shelf, regulations have been imposed on the operators of offshore fields related to vaporized crude oil that is formed and emitted during loading operations and which is commonly referred to as “VOC.” To assist the oil companies in their efforts to meet the regulations on VOC emissions from shuttle tankers, we and Teekay Corporation have played an active role in establishing and participating in a unique co-operation among 28 owners of offshore fields in the Norwegian sector. The purpose of the co-operation is to implement VOC reduction systems on selected shuttle tankers to reduce and report VOC emissions according to Norwegian authorities’ requirements. Currently, we own or operate VOC systems on 11 of our shuttle tankers. The oil companies that participate in the co-operation have also engaged us to undertake the day-to-day administration, technical follow-up and handling of payments through a dedicated clearing house function.

During 2013, approximately 55% of our consolidated net revenues from continuing operations were earned by the vessels in the shuttle tanker segment, compared to approximately 59% in 2012 and 64% in 2011. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

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

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 31, 2013, there were approximately 174 FPSO units operating and 38 FPSO units on order in the world fleet. At December 31, 2013, we owned four FPSO units, in which we have 100% ownership interests and one FPSO unit in which we have a 50% ownership. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. The other major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, Bluewater and Bumi Armada.

The following table provides additional information about our FPSO units as of December 31, 2013:

Vessel	Production Capacity (bbl/day)	Built	Ownership	Field name and location	Charterer	Contract End Date
Voyageur Spirit (1)	30,000	2008	100%	Huntington, U.K.	E.ON	April 2018
Cidade de Itajai (1)(2)	80,000	2010	50%	Bauna and Piracaba, Brazil	Petrobras	February 2022
Petrojarl Cidade de Rio das Ostras (3)	25,000	2008	100%	Espadarte, Brazil	Petrobras	November 2017
Piranema Spirit (1)	30,000	2007	100%	Piranema, Brazil	Petrobras	March 2018
Petrojarl Varg (1)	57,000	1998	100%	Varg, Norway	Talisman Energy	June 2016

Total capacity	222,000

(1)	The charterer has options to extend the service contract.
(2)	The Cidade de Itajai was converted to an FPSO unit in 2012. The original hull was built in 1985.
(3)	The Petrojarl Cidade de Rio das Ostras was converted to an FPSO unit in 2008. The original hull was built in 1981.

During 2013, approximately 34% of our consolidated net revenues from continuing operations and including the results of the Dropdown Predecessor, were earned by our FPSO units, compared to approximately 29% in 2012 and 23% in 2011. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

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

The majority of crude oil tankers ranges in size from approximately 80,000 to approximately 320,000 dwt. Aframax tankers are the mid-size of the various primary oil tanker types, typically sized from 80,000 to 120,000 dwt. As of December 31, 2013, the world Aframax tanker fleet consisted of approximately 877 vessels, of which 629 crude tankers and 248 coated tankers are termed conventional tankers. As of December 31, 2013, there were approximately 37 conventional Aframax newbuildings on order for delivery through 2017. Delivery of a vessel typically occurs within two to three years after ordering.

As of December 31, 2013, our Aframax conventional crude oil tankers had an average age of approximately 7.3 years, compared to the average age of 8.8 years for the world Aframax conventional tanker fleet. New Aframax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require double-hulled vessels to be phased out after 25 years. All of our Aframax tankers are double-hulled.

The shuttle tankers in our contract of affreightment fleet may operate in the conventional spot market during downtime or maintenance periods for oil field installations or otherwise, which provides greater capacity utilization for the fleet.

The following table provides additional information about our conventional tankers as of December 31, 2013:

Vessel	Capacity (dwt)	Built	Ownership	Contract Type	Charterer	Contract End Date
SPT Explorer (1)	106,000	2008	100%	Bareboat	Skaugen Petro Trans(2)	January 2018
SPT Navigator (1)	106,000	2008	100%	Bareboat	Skaugen Petro Trans(2)	March 2018
Kilimanjaro Spirit (3)	115,000	2004	100%	Time charter	Teekay Corporation	November 2018
Fuji Spirit (3)	106,400	2003	100%	Time charter	Teekay Corporation	November 2018

Total capacity	433,400

(1)	Charterer has options to extend each bareboat charter for periods of two years, two years and one year for a total of five years after the initial term.
(2)	Subsequent to December 31, 2013, the bareboat charter agreement was novated under the same terms to a subsidiary of Teekay Corporation.
(3)	Charterer has options to extend each time charter on an annual basis for a total of five years after the initial term. Charterer also has the right to purchase the vessel beginning on the third anniversary of the contract at a specified price.

During 2013, 2012, and 2011, approximately 4% of our consolidated net revenues from continuing operations were earned by the vessels in the conventional tanker segment. All earnings from discontinued operations were from the conventional tanker segment. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

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

As of December 31, 2013, there were approximately 90 FSO units operating and ten FSO units on order in the world fleet, and we had six FSO units (including one shuttle tanker which is currently being converted into an FSO unit), in which our ownership interests ranged from 89% to 100%. The major markets for FSO units are South East Asia, West Africa, Northern Europe, the Mediterranean and South West Asia/the Middle East. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

The following table provides additional information about our FSO units as of December 31, 2013:

Vessel	Capacity (dwt)	Built	Ownership	Field name and location	Contract Type	Charterer	Contract End Date
Navion Clipper (1)	78,200	1993	100%	Bualuang, Thailand	Time charter	Salamander Energy plc	September 2024
Navion Saga (2)	149,000	1991	100%	Volve, Norway	Time charter	Statoil ASA	December 2014
Pattani Spirit (2)	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay Corporation	April 2014
Dampier Spirit (2)(3)	106,700	1987	100%	Stag, Australia	Time charter	Apache Energy	August 2014
Falcon Spirit (2)	124,500	1986	100%	Al Rayyan, Qatar	Time charter	Occidental Qatar Energy	May 2017
Apollo Spirit (4)	129,000	1978	89%	Banff, U.K.	Bareboat	Teekay Corporation	June 2016

Total capacity	701,200

(1)	Vessel is currently being converted to an FSO unit and is expected to commence its charter contract in the third quarter of 2014. The charterer has options to extend the time charter after the initial fixed period.
(2)	Charterer has option to extend the time charter.
(3)	In April 2014, the charterer indicated its intention to extend the firm period of the contract for a further 10 years after the initial fixed period.
(4)	Charterer is required to charter the vessel for as long as a specified FPSO unit, the Petrojarl Banff, produces the Banff field in the North Sea, which is expected to remain under contract until the end of 2018.

During 2013, approximately 7% of our consolidated net revenues from continuing operations were earned by the vessels in the FSO segment, compared to 8% in 2012 and 8% in 2011. Please read Item  5 – Operating and Financial Review and Prospects: Results of Operations.

Business Strategies

Our primary business objective is to increase distributions per unit by executing the following strategies:

•	Expand global operations in high growth regions. We seek to expand our shuttle tanker, FPSO unit and FSO unit operations into growing offshore markets such as Brazil. In addition, we intend to pursue offshore oil production, storage and transportation opportunities in existing markets such as the North Sea.

•	Pursue further opportunities in the offshore sector. We believe that Teekay Corporation’s ownership of Teekay Petrojarl, a leading operator in the FPSO sector, will enable us to competitively pursue additional FPSO projects anywhere in the world by combining Teekay Petrojarl’s engineering and operational expertise with Teekay Corporation’s global marketing organization and extensive customer and shipyard relationships. We believe that Teekay Corporation’s (a) 2011 joint venture agreement with Odebretcht Oil & Gas S.A. (a member of the Odebretcht group) to jointly pursue FPSO projects in Brazil and (b) arrangements with Sevan and Remora AS by which Teekay Corporation will have access to offshore production projects developed by both companies in the future, will also expand our offshore opportunities. In addition, we intend on expanding into related offshore services, including specialized towage.

•	Acquire or construct additional vessels to serve under long-term, fixed-rate contracts. We intend to continue acquiring and constructing shuttle tankers, FSO units and FPSO units with long-term contracts, rather than ordering vessels on a speculative basis. We believe this approach facilitates the financing of new vessels based on their anticipated future revenues and ensures that new vessels will be employed upon acquisition, which should provide stable cash flows.

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. Energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage Teekay Corporation’s operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Customers

We provide marine transportation and storage services to energy and oil service companies or their affiliates. Our most important customer measured by annual revenue excluding Teekay Corporation, is Petrobras Transporte S.A, which is Brazil’s largest company and the third largest energy company in the world.

Petrobras Transporte S.A., Statoil ASA, and Talisman Energy Inc accounted for approximately 25%, 20%, and 13%, 28%, 21%, and 13%, and 24%, 24%, and 13% of consolidated revenues from continuing operations during 2013, 2012 and 2011, respectively.

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

We, through certain of our subsidiaries, assist our operating subsidiaries in managing their ship operations. All vessels are operated under our comprehensive and integrated Safety Management System that complies with the International Safety Management Code (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, Occupational Health and Safety Assessment Series (or OHSAS) 18001 and the new Maritime Labor Convention 2006 (or MLC 2006) that became effective on August 20, 2013. The management system is certified by Det Norske Veritas (or DNV), the Norwegian classification society. It has also been separately approved by the Australian and Spanish flag administrations. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and applicable flag states.

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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current range of our coverage for third party liability and pollution is $500 million to $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism).

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

Flag, Classifica tion, Audits and Inspections

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

Our customers often carry out inspections under the Ship Inspection Report Program (or SIRE Program), which is a significant safety initiative introduced by Oil Companies International Marine Forum (or OCIMF) to specifically address concerns about sub-standard vessels. The inspection results permit charterers to screen a vessel to ensure that it meets their general and specific risk-based shipping requirements.

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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, and the International Convention on Load Lines of 1966. The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning (or DP) systems, which would apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

In addition, the IMO has proposed (by the adoption in 2004 of the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the Ballast Water Convention) that all shuttle tankers of the size we operate that are built starting in 2012 contain ballast water treatment systems, and that all other similarly sized shuttle tankers install treatment systems by their first intermediate or renewal survey after 2016 in order to comply with the renewal survey required for the International Oil Pollution Prevention certificate. This convention is not yet effective. We estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

European Union (or EU)

Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled.

The EU has also adopted legislation (Directive 2009/16/EC on Port State Control) that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The EU is also considering the adoption of criminal sanctions for certain pollution events, including improper cleaning of tanks (Directive 2009/15/EC).

The EU has adopted regulations requiring the use of low sulfur fuel. Currently, vessels are required to burn fuel with a sulfur content not exceeding 1% (while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas). Beginning January 1, 2015, vessels are required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. The California Air Resources Board will require vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. IMO regulations require that as of January 1, 2015, all vessels operating within Emissions Control Areas worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.

The EU has recently adopted Regulation (EU) No 1257/2013 which imposes rules regarding ship recycling and management of hazardous materials on vessels. The Regulation includes requirements to recycle vessels in an environmentally sound manner at certain approved recycling facilities, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also contains rules to control and properly manage hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims to ratify the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships adopted by the IMO in 2009 (which has not entered into force). It applies to vessels flying the flag of a Member State. In addition, certain of its provisions also apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation will generally become effective between December 31, 2015 and December 31, 2018, although certain of its provisions are set to become effective on December 31, 2014 and certain others on December 31, 2020.

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

In Norway, the Norwegian Pollution Control Authority requires the installation of Volatile Organic Compound (or VOC) emissions reduction units on most shuttle tankers serving the Norwegian continental shelf. Customers bear the cost to install and operate the VOC equipment on board the shuttle tankers.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations immediately upon the effective date of the 2013 Vessel General Permit. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. Certain new IMO regulations became effective on January 1, 2013. The new technical and operational regulations include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, the EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2013.

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

Taxation of Operating Income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes income from time charters, contracts of affreightment, bareboat charters, and voyage charters.

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

Based on our current operations, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. In addition, we believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis tax and the branch profits tax or the 4.0% gross basis tax, all of which are discussed below.

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

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that any of our income has been or will be, U.S. Source Domestic Transportation Income.

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

The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2014, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income will be approximately $200,000 based on the amount of U.S. Source International Transportation Income we earned for 2013. The amount of such tax for which we are liable for any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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

Other Taxation

We and our subsidiaries are subject to taxation in certain non- U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read Item 18 – Financial Statements: Note 12 – Income Taxes.

Item 4A. Unresolved Staff Comments

Not applicable.

Item  5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We are an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deep-water offshore oil regions of the North Sea and Brazil. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units and conventional crude oil tankers. Our current fleet consists of 35 shuttle tankers (including two chartered-in vessels, one vessel committed for an FSO conversion upon expiry of its current contract in 2015 and the HiLoad Dynamic Positioning (or DP) unit scheduled to complete operational testing in the second quarter of 2014), five FPSO units, six FSO units (including one committed FSO conversion unit) and four conventional oil tankers. Our interests in these tankers and units range from 50% to 100%.

Our growth strategy focuses on expanding our fleet of shuttle tankers and FPSO and FSO units under long-term, fixed-rate time charters and expanding into related offshore services, including specialized towage. We intend to continue our practice of acquiring shuttle tankers and FPSO and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, production and storage sectors by selectively targeting long-term, fixed-rate time charters. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to long-term, fixed-rate time charter opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We have rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation, Sevan Marine ASA (or Sevan) and Remora AS (or Remora). Our operating fleet trades on medium to long-term, stable contracts and we are structured as a publicly-traded master limited partnership.

SIGNIFICANT DEVELOPMENTS

ALP Acquisition and Newbuilding Order

On March 14, 2014, we acquired 100% of the shares of ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrent with this transaction, we and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2015 and 2016. We are committed to acquire these newbuildings for a total cost of approximately $258 million. These newbuildings will be capable of ultra-long distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs.

We acquired ALP for a purchase price of $6.1 million, of which $2.6 million was paid in cash on closing and a further $3.5 million representing the fair value of contingent consideration. The contingent consideration consists of $2.4 million which is contingently payable upon the delivery and employment of ALP’s four newbuildings. In addition, the contingent consideration includes a further amount of up to $2.6 million, based on ALP’s annual operating results from 2017 to 2021. We have the option to pay up to one half of the contingent consideration through the issuance of our common units. We also incurred $1.0 million of acquisition-related costs which have been recognized in general and administrative expenses in March 2014. We financed the ALP acquisition and initial newbuilding payments through our existing liquidity and expect to secure long-term debt financing for the newbuildings prior to their deliveries.

This acquisition represents our entrance into the long-haul ocean towage and offshore installation services business. This acquisition allows us to combine our infrastructure and access to capital with ALP’s experienced management team to further grow this niche business that is in an adjacent sector to our FPSO and shuttle tanker businesses.

Awarded Shuttle Tanker Contract for Knarr field

In December 2013, we were awarded a six year shuttle tanker contract of affreightment, with extension options up to an additional four years, with BG Group plc, which will service the Knarr oil and gas field in the North Sea. The expected start date for the shuttle tanker contract of affreightment coincides with the expected start-up of the Petrojarl Knarr FPSO in the North Sea in the fourth quarter of 2014.

FPSO Acquisitions

In June 2013, we completed the acquisition from Teekay Corporation of its 50 percent interest in a FPSO unit, the Cidade de Itajai (or Itajai) and assumed 50 percent of the joint venture’s outstanding debt of $289.5 million for a purchase price of $53.8 million. The Itajai FPSO has been operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year fixed-rate time-charter contract, plus extension options, with Petroleo Brasileiro SA (or Petrobras). The remaining 50% interest in the Itajai FPSO unit is owned by Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht).

On May 2, 2013, we acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON Ruhrgas UK E&P Limited (or E.ON), for a purchase price of $540.0 million. The purchase price was financed with the assumption of the $230.0 million debt facility secured by the unit, $270.0 million with cash, of which a partial prepayment of $150.0 million was made to Teekay Corporation in February 2013, and the issuance of 1.4 million common units to Teekay Corporation, which had a value of $40.0 million at the time Teekay Corporation offered to sell the unit to us.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, we acquired the unit from Teekay Corporation. Upon commencing production, we and our sponsor, Teekay Corporation, had a specified time period to receive final acceptance from the charterer, E.ON, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. We have been indemnified by Teekay Corporation for lost revenues and certain unrecovered vessel operating expenses up until receipt of the certificate of final acceptance from E.ON, subject to a maximum of $54 million.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. Since that time, we had been receiving full rate either directly from the charterer or through the indemnification from Teekay Corporation as though the unit was producing at full capacity under the charter contract.

On April 4, 2014, we received the certificate of final acceptance from the charterer, which declared the unit on-hire retroactive to February 22, 2014.

Any amounts paid as indemnification from Teekay Corporation to us were effectively treated as a reduction in the purchase price paid to Teekay Corporation for the Voyageur Spirit FPSO by us. Any future compensation received by us from the charterer related to the indemnification period will reduce the amount of Teekay Corporation’s indemnification to us. As at December 31, 2013, the $540.0 million original purchase price of the Voyageur Spirit FPSO unit has been effectively reduced to $509.3 million ($279.3 million net of assumed debt of $230.0 million) to reflect the indemnification amount of $34.9 million for the year ended December 31, 2013, partially offset by the excess value of $4.3 million relating to the 1.4 million common units issued to Teekay Corporation on the date of closing the transaction in May 2013 compared to the date Teekay Corporation offered to sell the unit to us.

HiLoad Acquisition

In September 2013, we acquired a 2010-built HiLoad DP unit from Remora, a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The HiLoad DP unit arrived in Brazil in November 2013 and is expected to commence operations under its full time-charter rate under a ten-year time-charter contract with Petrobras in Brazil in the second quarter of 2014, once operational testing has been completed. Under the terms of an agreement between Remora and us, we have a right of first refusal to acquire any future HiLoad projects developed by Remora. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltda. to perform a front-end engineering and design study to develop the next generation of HiLoad DP units. The design of the next generation of HiLoad DP units, which is based on the main parameters of the first generation design, is expected to include new features, such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

Shuttle Newbuildings and Deliveries

In June 2011, we entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG is being serviced by four Suezmax newbuilding shuttle tankers (or the BG Shuttle Tankers) under ten-year time-charter contracts, constructed by Samsung Heavy Industries for a total cost of $464.0 million. In May, June, September and November 2013, respectively, we took delivery of the Samba Spirit, the Lambada Spirit, the Bossa Nova Spirit and the Sertanejo Spirit, which commenced their charter contracts in June, August, and November 2013, and January 2014, respectively. The contracts with BG also include certain extension options exercisable by the charterer.

FSO Contracts

In May 2013, we entered into an agreement with Statoil Petroleum AS (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the 1995-built shuttle tanker, the Randgrid, which we currently own through a 67% owned subsidiary. The FSO conversion project is expected to be completed for a gross capital cost of approximately $260 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early 2017, the newly converted FSO unit will commence operations under a three-year time-charter contract to Statoil, which also includes 12 additional one-year extension options.

In May 2013, we entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply an FSO unit in Asia. We are converting our 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $51 million. The unit is expected to commence its charter contract with Salamander in the third quarter of 2014.

Equity Issuances

In December 2013, we issued approximately 1.75 million common units in a private placement to an institutional investor for net proceeds of $54.4 million (including our general partner’s proportionate capital contribution). We used the net proceeds from the issuance of these common units for general partnership purposes.

In May 2013, we implemented a continuous offering program (or COP), under which we may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through December 31, 2013, we sold an aggregate of 85,508 common units under the COP, generating proceeds of approximately $2.4 million (including our general partner’s 2% proportionate capital contribution and net of approximately $0.4 million of offering costs). We used the net proceeds from the issuance of these common units for general partnership purposes.

In April 2013, we issued approximately 2.06 million common units in a private placement to an institutional investor for net proceeds of $61.2 million (including our general partner’s proportionate capital contribution). We used the net proceeds from the issuance of these common units to partially fund the acquisition of the BG Shuttle Tankers and for general partnership purposes.

In April 2013, we issued 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units in a public offering, for net proceeds of $144.9 million. We used a portion of the net proceeds from the issuance of these preferred units to prepay a portion of our outstanding debt under three of our revolving credit facilities and to partially finance the purchase of the Voyageur Spirit FPSO unit and our interest in the Itajai FPSO unit, and used the remainder for general partnership purposes.

Bond Issuances

In January 2014, we issued in the Norwegian bond market NOK 1,000 million in senior unsecured bonds, maturing in January 2019. The aggregate principal amount of the bonds was equivalent to $162.2 million and all interest and principal payments have been swapped into U.S. dollars at a fixed rate of 6.28%. The net proceeds from the bond offering are intended for general partnership purposes. We are applying to list the bonds on the Oslo Stock Exchange.

In September 2013 and November 2013, we issued in a U.S. private placement a total of $174.2 million ten-year senior secured bonds to finance the Bossa Nova Spirit and Sertenejo Spirit BG shuttle tanker newbuildings. The bonds mature in December 2023 and accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by a first-priority mortgages on the Bossa Nova Spirit and Sertenejo Spirit, together with other related security.

In January 2013, we issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). The aggregate principal amount of the bonds was equivalent to $233.2 million and all interest and principal payments under each of the two tranches have been swapped into U.S. dollars at fixed rates of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018. In connection with this financing, we repurchased NOK 388.5 million of the existing NOK 600 million bond issue maturing in November 2013. We used the net proceeds of approximately $167 million to reduce a portion of amounts outstanding under our revolving credit facilities and for general partnership purposes. The bonds are listed on the Oslo Stock Exchange.

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

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be its fair market value.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht to jointly pursue FPSO projects in Brazil. Odebrecht is a well established Brazil-based company that operated in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht has become a 50 percent partner in the Cidade de Itajai FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities that, if awarded, may result in offers to us to acquire Teekay Corporation’s interests in such projects, pursuant to the omnibus agreement.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by a newbuilding FPSO unit, the Petrojarl Knarr (or Knarr), which is being constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in the Knarr FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter, which commencement is expected to occur in the fourth quarter of 2014.

In November 2011, Teekay Corporation acquired the Hummingbird Spirit FPSO unit from Sevan, a Norway-based developer of cylindrical-shaped FPSO units. In September 2013, Teekay Corporation entered into an agreement with Centrica Energy, the charterer of the Hummingbird Spirit FPSO, to extend the firm period of the contract for this FPSO unit until December 31, 2014, with the charterer’s options to extend out to March 31, 2016. In addition, Centrica Energy has an option, exercisable by February 28, 2014, to extend the firm period of the contract by a further 12 months. Pursuant to the omnibus agreement, Teekay Corporation is only obligated to offer us the Hummingbird Spirit FPSO unit following the commencement of a charter contract with a firm period of greater than three years duration.

Teekay Corporation owns two additional FPSO units, the Petrojarl Banff and the Petrojarl 1, which may also be offered to us in the future pursuant to the omnibus agreement.

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

The table below illustrates the primary distinctions among these types of charters and contracts:

	Contract of Affreightment	Time Charter	Bareboat Charter	Voyage Charter (1)	FPSO Service Contracts

Typical contract length	One year or more	One year or more	One year or more	Single voyage	Long-term

Hire rate basis(2)	Typically daily	Daily	Daily	Varies	Daily

Voyage expenses(3)	We pay	Customer pays	Customer pays	We pay	Not applicable

Vessel operating expenses(3)	We pay	We pay	Customer pays	We pay	We pay

Off hire(4)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay	Not applicable

Shutdown(5)	Not applicable	Not applicable	Not applicable	Not applicable	Varies

(1)	Under a consecutive voyage charter, the customer pays for idle time.
(2)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(3)	Defined below under “Important Financial and Operational Terms and Concepts.”
(4)	“Off hire” refers to the time a vessel is not available for service.
(5)	“Shutdown” refers to the time production services are not available.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Revenues. Revenues primarily include revenues from contracts of affreightment, time charters, bareboat charters, voyage charters and FPSO contracts. Revenues are affected by hire rates and the number of days a vessel operates and the daily production volume on FPSO units. Revenues are also affected by the mix of business between contracts of affreightment, time charters, bareboat charters, voyage charters and FPSO contracts. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

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

Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, ship management services, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We are taking steps to maintain these expenses at a stable level, but expect an increase in line with inflation in respect of crew, material, and maintenance costs.

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

VOC Equipment. We assemble, install, operate and lease equipment that reduces volatile organic compound (or “VOC”) emissions during loading, transportation and storage of oil and oil products. Leasing of the VOC equipment is accounted for either as a direct financing lease or as an operating lease. For VOC equipment accounted for as a direct financing lease, payments received are allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In October 2011, we acquired from Teekay Corporation the Scott Spirit newbuilding shuttle tanker. In May 2013, we acquired the Voyageur Spirit FPSO unit. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect the vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if we had acquired them when the vessels began operations under the ownership of Teekay Corporation on July 22, 2011 and April 13, 2013, respectively. Please read Item 18 – Financial Statements: Note 2 – Dropdown Predecessor.

•	The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•	Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to experience a global manpower shortage of qualified seafarers in certain sectors due to growth in the world fleet and competition for qualified personnel. In recent years, upward pressure on manning costs has temporarily stabilized and resulted in lower wage increases than have been seen in the past. However, this situation will likely not continue in the long term. Going forward, there may be significant increases in crew compensation as vessel and officer supply dynamics continue to change. In addition, factors such as pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations, however increases to operational costs are still likely to occur in the future.

•	Our financial results of operations are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes) are revalued and reported based on the prevailing exchange rate at the end of the period. We have entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Payments under the service agreements are adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.

•	Our net income (loss) is affected by fluctuations in the fair value of our derivatives instruments. Our interest rate swaps, cross currency swaps and foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of income (loss) as unrealized gains or losses on derivatives for interest rate swaps and foreign currency forward contracts and as foreign exchange gains or losses for the cross currency swaps. The changes in fair value do not affect our consolidated cash flows, liquidity or cash distributions to partners.

•	Our operations are seasonal and our financial results vary as a consequence of dry dockings. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. In addition, we generally do not earn revenue when our vessels are in scheduled and unscheduled dry docking. Ten vessels, including conventional and shuttle tankers, and FSO units, are scheduled for dry docking in 2014. From time to time, unscheduled dry dockings may cause additional fluctuations in our financial results.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the FPSO segment, the conventional tanker segment and the FSO segment, each of which are discussed below.

Results of Operations

Year Ended December 31, 2013 versus Year Ended December 31, 2012

Shuttle Tanker Segment

As at December 31, 2013, our shuttle tanker fleet consisted of 36 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 36 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and three were chartered-in (of which one was redelivered to its owner in January 2014), with the remainder owned 100% by us. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. One of these shuttle tankers, the Randgrid, is committed to a conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in 2015. The HiLoad DP unit is scheduled to complete operational testing in the second quarter of 2014.

The following table presents our shuttle tanker segment’s operating results for 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for 2013 and 2012, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Year Ended December 31,		% Change
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012
Revenues	552,019	569,519	(3.1)
Voyage expenses	99,543	104,394	(4.6)

Net revenues	452,476	465,125	(2.7)
Vessel operating expenses	152,986	160,957	(5.0)
Time-charter hire expense	56,682	56,989	(0.5)
Depreciation and amortization	115,913	122,921	(5.7)
General and administrative (1)	21,821	20,146	8.3
Write-down and loss on sale of vessels	76,782	24,542	212.9
Restructuring charge	2,169	647	235.2

Income from vessel operations	26,123	78,923	(66.9)

Calendar-Ship-Days
Owned Vessels	10,914	11,530	(5.3)
Chartered-in Vessels	1,456	1,459	(0.2)

Total	12,370	12,989	(4.8)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

The average size of our owned shuttle tanker fleet decreased in 2013 compared to 2012, primarily due to the sale of the Navion Fennia in July 2012, the sale of the Navion Savonita in December 2012, the sale of the Basker Spirit in January 2013, the in-progress conversion of the Navion Clipper to an FSO unit, and the redelivery of one of our in-chartered shuttle tankers in December 2013, partially offset by the delivery of the four BG Shuttle Tankers to us during 2013. Included in calendar-ship-days is one owned shuttle tanker that has been in lay-up since May 2012 following its redelivery to us upon maturity of its time-charter-out contract in April 2012.

Net Revenues. Net revenues decreased for 2013 from 2012, primarily due to:

•	a decrease of $18.8 million due to the lay-up of two vessels following their redelivery to us in April 2012 and November 2012, respectively, upon maturity of their time-charter-out contracts; one of these vessels, the Navion Clipper, is currently being converted to an FSO unit;

•	a decrease of $12.0 million due to the sale of the Navion Savonita in December 2012;

•	a net decrease of $5.9 million primarily due to fewer revenue days from the redelivery of four vessels to us in February 2012, March 2012, April 2012 and July 2013, as they completed their time-charter-out agreements, partially offset by an increase in revenues in our contract of affreightment fleet and an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain contracts;

•	a decrease of $2.0 million due to fewer opportunities to trade excess capacity in the conventional spot market; and

•	a decrease of $0.5 million due to a decrease in reimbursable bunker expenses partially offset by

•	a net increase of $15.4 million due to the commencement of the ten-year time-charter contracts in June 2013, August 2013 and November 2013 for three of the four BG Shuttle Tankers, the Samba Spirit, the Lambada Spirit and the Bossa Nova Spirit, respectively;

•	an increase of $7.5 million, due to an increase in rates as provided in certain contracts from our bareboat fleet; and

•	an increase of $3.8 million due to less repair off-hire days in our time-chartered-out fleet.

Vessel Operating Expenses. Vessel operating expenses decreased for 2013 from 2012, primarily due to:

•	a decrease of $11.6 million relating to the lay-up of two of our shuttle tankers since May 2012 and February 2013, and the reduction in costs associated with the sale of two of our older shuttle tankers in July 2012 and December 2012; one of these vessels, the Navion Clipper, is currently being converted to an FSO unit; and

•	a decrease of $5.5 million due to a decrease in ship management costs from the reduction in our contract of affreightment and time-charter fleet and cost saving initiatives;

partially offset by

•	an increase of $7.5 million due to the delivery of the BG Shuttle Tankers during 2013;

•	an increase of $0.9 million due to the timing of port expenses; and

•	an increase of $0.9 million due to an increase in crew training expenses.

Time-Charter Hire Expense. Time-charter hire expense decreased for 2013 from 2012, primarily due to:

•	a decrease of $2.0 million due to the redelivery of one vessel to its owner in November 2013; and

•	a decrease of $0.9 million due to decreased spot in-chartering during 2013;

partially offset by

•	an increase of $2.8 million due to fewer off-hire days in 2013.

Depreciation and Amortization. Depreciation and amortization expense decreased for 2013 from 2012, primarily due to the write-down of two older shuttle tankers in 2012 to their estimated fair value, the write-down of four older shuttle tankers in 2013 to their estimated fair value, the sale of the two older shuttle tankers in 2012 and one older shuttle tanker in 2013, lower vessel contract amortization and the completion of dry-dock depreciation for various shuttle tankers, partially offset by additional depreciation relating to the deliveries of the BG Shuttle Tankers, vessel upgrades and dry dockings.

Write-down and loss on sale of vessels. Write-down and loss on sale of vessels was $76.8 million for 2013, of which $37.2 million relates to two shuttle tankers which we own through a 50%-owned subsidiary and $19.3 million relates to two shuttle tankers which we own through a 67%-owned subsidiary. During 2013, the carrying value of six of our 1990s-built shuttle tankers were written down to their estimated fair value using appraised values. Of these six vessels, during the fourth quarter of 2013, two shuttle tankers were written down due to a cancellation of a contract renewal and expected sale of an aging vessel. One of these two vessels was also written down in 2012. In the third quarter of 2013, four of the shuttle tankers were written down as a result of the re-contracting of one of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013, a change in expectations for the contract renewal for two of our shuttle tankers, one currently operating in Brazil and the other one in the North Sea.

Write-down and loss on sale of vessels was $24.5 million for 2012. In 2012, the carrying values of five of our shuttle tankers were written down to their estimated fair value. In the third quarter of 2012, a 1993-built shuttle tanker was written down to its estimated fair value due to a change in the operating plan for the vessel. In the third and fourth quarters of 2012, two shuttle tankers, which were written down in 2011, were further written down to their estimated fair value upon sale in 2012. In the fourth quarter of 2012, a 1992-built shuttle tanker, which was written down in 2010, was further written down to its estimated fair value and classified as held-for-sale at December 31, 2012. The vessel was sold in 2013. In the fourth quarter of 2012, a 1995-built shuttle tanker was written down to its estimated fair value using discounted cash flows. The write-down was caused by the combination of the age of the vessel, the requirements of trading in the North Sea and Brazil and the weak tanker market. The estimated fair value for each of the other four vessels written down in 2012 was determined using appraised values.

Restructuring Charge. Restructuring charges were $2.2 million for 2013 due to:

•	$1.6 million resulting from a reorganization of marine operations to create better alignment within the shuttle tanker business unit to create a reduced-cost organization going forward; and

•	$0.6 million resulting from the reflagging of one shuttle tanker.

Restructuring charges were $0.6 million for 2012, resulting from a reorganization of marine operations to create better alignment within the shuttle tanker business unit to create a reduced-cost organization going forward.

FPSO Segment

Our FPSO fleet consists of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit and the Voyageur Spirit FPSO units, all of which we own 100%, and a 50% interest in the Itajai FPSO unit. We acquired the Voyageur Spirit FPSO unit and our interest in the Itajai FPSO unit from Teekay Corporation in May 2013 and June 2013, respectively. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results for 2013 and 2012, and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Itajai FPSO unit, which is accounted for under the equity method.

	Year Ended December 31,		% Change
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012
Revenues	284,932	231,688	23.0
Vessel operating expenses	152,616	111,855	36.4
Depreciation and amortization	66,404	50,905	30.4
General and administrative (1)	17,742	11,208	58.3

Income from vessel operations	48,170	57,720	(16.5)

Calendar-Ship-Days
Owned Vessels	1,339	1,098	21.9

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).

The number of our FPSO units for 2013 increased compared to last year due to the acquisition of the Voyageur Spirit on May 2, 2013.

Revenues. Revenues increased for 2013 from 2012, primarily due to:

•	an increase of $53.2 million relating to the acquisition of the Voyageur Spirit FPSO unit, of which $25.2 million relates to the charter-hire of the unit beginning August 27, 2013 under an interim agreement with EON; and

•	an increase of $1.2 million due to an increase in rates on the Piranema Spirit in accordance with the annual escalation of the charter component;

partially offset by

•	a decrease of $1.9 million due to the Rio das Ostras earning only a 95% standby rate, while it was shutdown and being relocated to a new oil field in 2013, and a lower credit earned from the charterer for unused maintenance days under the service contract of the Rio das Ostras compared to last year, partially offset by the recovery of certain upgrade costs.

Teekay Corporation has indemnified us for lost revenue from the Voyageur Spirit being off-hire since the start of the Dropdown Predecessor period on April 13, 2013. The indemnification amount was $31.3 million for the last three quarters of 2013. This has been recorded in equity as a reduction to the purchase price we paid for the FPSO unit.

Vessel Operating Expenses. Vessel operating expenses increased for 2013 from 2012, primarily due to:

•	an increase of $32.1 million due to the acquisition of the Voyageur Spirit FPSO unit;

•	an increase of $4.1 million due to higher crew and manning costs mainly relating to the Petrojarl Varg and the Piranema Spirit due to higher salaries, crew levels and crew expenses;

•	an increase of $3.7 million due to higher maintenance work on the Rio das Ostras while on shutdown and being relocated to a new oil field in 2013; and

•	an increase of $2.0 million due to higher maintenance costs on the Petrojarl Varg due to increased class work performed during 2013;

partially offset by

•	a decrease of $1.1 million due to a decrease in our ship management costs on the Petrojarl Varg, Rio das Ostras and Piranema Spirit; and

•	a decrease of $0.6 million due to the appreciation of the U.S. Dollar against the Norwegian Kroner.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for 2013 from 2012, primarily due to the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013.

Conventional Tanker Segment

As at December 31, 2013, we owned 100% interests in two Aframax conventional crude oil tankers (which operate under fixed-rate time charters with Teekay Corporation), and two vessels, that have additional equipment for lightering, which operated under fixed-rate bareboat charters with Skaugen PetroTrans (Teekay Corporation’s 50% owned joint venture).

The table below excludes six additional conventional tankers as they have been determined to be discontinued operations, including one tanker sold during the third quarter of 2013, two tankers sold during the first half of 2013 and three tankers sold in the second half of 2012. During the first and second quarters of 2013 and the second quarter of 2012, we terminated the long-term time-charter-out contracts employed by three of our conventional tankers with a subsidiary of Teekay Corporation. We received early termination fees from Teekay Corporation of $6.8 million, $4.5 million and $14.7 million in the first and second quarter of 2013 and the second quarter of 2012, respectively, which are recorded in discontinued operations.

The following table presents our conventional tanker segment’s operating results for 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for 2013 and 2012, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment.

	Year Ended December 31,		% Change
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012
Revenues	34,772	37,119	(6.3)
Voyage expenses	4,532	5,689	(20.3)

Net revenues	30,240	31,430	(3.8)
Vessel operating expenses	5,813	6,509	(10.7)
Depreciation and amortization	6,511	6,500	0.2
General and administrative (1)	2,357	1,389	69.7
Restructuring charge	438	468	(6.4)

Income from vessel operations	15,121	16,564	(8.7)

Calendar-Ship-Days
Owned Vessels	1,460	1,460	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

Net Revenues. Net revenues decreased for 2013 from 2012, primarily due to more off-hire days associated with the drydocking of one vessel in 2013.

Vessel Operating Expenses and Restructuring Charge. Vessels operating expenses decreased for 2013 from 2012, primarily due to a decrease in our ship management costs relating to the reorganization of our conventional tanker marine operations to create better alignment with marine operations. The reorganization was completed in 2013. We recorded restructuring charges of $0.4 million and $0.5 million during 2013 and 2012, respectively, since this plan began in 2012.

FSO Segment

Our FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters. During the second quarter of 2013, we committed to converting one of our shuttle tankers, the Navion Clipper, into an FSO unit. In addition, we have committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in 2015. We have 100% ownership interests in the operating FSO units. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for 2013 and 2012, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Year Ended December 31,		% Change
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012
Revenues	59,016	62,901	(6.2)
Voyage (recoveries) expenses	(432)	400	(208.0)

Net revenues	59,448	62,501	(4.9)
Vessel operating expenses	32,713	38,255	(14.5)
Depreciation and amortization	10,178	9,038	12.6
General and administrative (1)	2,553	1,838	38.9

Income from vessel operations	14,004	13,370	4.7

Calendar-Ship-Days
Owned Vessels	2,100	1,830	14.8

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

The average number of our FSO units for 2013 increased from 2012 due to the commencement of the conversion of the Navion Clipper shuttle tanker to an FSO unit in April 2013.

Net Revenues. Net revenues decreased for 2013 from 2012, primarily due to:

•	a decrease of $5.5 million from engineering studies completed in 2012 to support our FSO tenders; and

•	a decrease of $0.7 million due to reduced rates on the Falcon Spirit;

partially offset by

•	an increase of $3.0 million 2013 due to the drydocking of the Navion Saga during the third quarter of 2012; and

•	an increase of $0.5 million due to a recovery of expenses in 2013 relating to the 2012 drydocking of the Navion Saga.

Vessel Operating Expenses. Vessel operating expenses decreased for 2013 from 2012, primarily due to:

•	a decrease of $5.7 million relating to expenditures on engineering studies completed in 2012 to support our FSO tenders;

•	a decrease of $0.8 million due to a reduction in services and spares for the Navion Saga relating to its drydocking during the third quarter of 2012; and

•	a decrease of $0.5 million relating to lower crew costs and the timing of services and spares for the Dampier Spirit primarily due to the appreciation of the U.S Dollar against the Australian Dollar;

partially offset by

•	an increase of $0.8 million due to lay up costs for the Navion Clipper prior to the commencement of its conversion to an FSO unit; and

•	an increase of $0.8 million due to costs to transition the management of the Navion Saga in-house.

Depreciation and amortization. Depreciation and amortization expense increased for 2013 from 2012, primarily due to additional dry-dock depreciation for the dry docking of the Navion Saga completed in the third quarter of 2012.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $44.5 million for 2013, from $34.6 million for 2012, mainly due to the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013, an increase in business development and project activities supporting our shuttle tanker fleet and FSO units, a success fee paid to Teekay Corporation relating to the acquisition of the HiLoad DP unit and an increase in administrative costs associated with our other FPSO units.

Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, increased to $62.9 million for 2013, from $47.5 million for 2012, primarily due to:

•	an increase of $14.5 million due to the drawdown of new debt facilities relating to the Voyageur Spirit FPSO and the BG Shuttle Tankers that delivered during the last three quarters of 2013; and

•	a net increase of $7.3 million primarily from the issuance of the NOK 1,300 million senior unsecured bonds in January 2013, partially offset by the repurchase of NOK 388.5 million of the NOK 600 million senior unsecured bond issue that matured in November 2013; and

•	an increase of $0.9 million due to an increase in intercompany loan balances;

partially offset by

•	a decrease of $5.0 million due to lower debt balances on existing debt facilities compared to 2012; and

•	a decrease of $2.4 million due to decreased interest rates compared to 2012.

Interest Income. Interest income increased to $2.6 million for 2013, from $1.0 million for 2012, primarily due to interest income earned on the $150.0 million partial prepayment in February 2013 to Teekay Corporation for our acquisition of 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO.

Realized and Unrealized Gains (Losses) on Derivatives. Net realized and unrealized gains (losses) on non-designated derivatives were $34.8 million for 2013, compared to ($26.3) million for 2012.

During 2013 and 2012, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.6 billion, with average fixed rates of approximately 3.6% and 4.3%, respectively. Short-term variable benchmark interest rates during these periods were generally 1.1% or less and, as such, we incurred realized losses of $94.8 million and $58.6 million during 2013 and 2012, respectively, under the interest rate swap agreements. Included in realized losses for 2013 is a $4.1 million loss due to the termination of an interest rate swap relating to the Voyageur Spirit, which is included in the results of the Dropdown Predecessor. Also included in realized losses for 2013 is a $31.8 million loss due to the early termination of an interest rate swap.

During 2013 and 2012, we recognized unrealized gains on our interest rate swaps of $133.5 million and $26.1 million, respectively. The unrealized gains during 2013 resulted from the transfer of $94.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements including $31.8 million from the early termination of an interest rate swap, and an additional $38.7 million of unrealized gains relating to increases in long-term LIBOR benchmark interest rates relative to the prior period. The net unrealized gain during 2012 resulted from the transfer of $58.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements, offset by an incremental $32.5 million of unrealized losses relating to further declines in long-term LIBOR benchmark interest rates relative to the prior year.

Please see Item 5 – Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized gains (losses) on derivative instruments.

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange losses were $5.3 million for 2013, compared to $0.3 million for 2012. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For 2013, we repurchased NOK 388.5 million of our NOK 600 million senior unsecured bond issue that matured in November 2013. Associated with this, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the associated cross currency swap. Excluding this, for 2013 foreign currency exchange losses include a realized gain of $1.6 million (2012 - $3.0 million) and an unrealized (loss) gain of ($38.6) million (2012 – $10.7 million) on the cross currency swap and an unrealized gain (loss) of $38.0 million (2012 - ($13.9) million) on the revaluation of the Norwegian Kroner denominated debt. There were additional realized and unrealized foreign exchange losses of $6.5 million, (2012 - $0.1 million) on all other monetary assets and liabilities.

Loss on Bond Repurchase. Loss on bond repurchase was $1.8 million for 2013. The loss represents a 2.5% premium paid for the repurchase of NOK 388.5 million of the NOK 600 million senior unsecured bond issue that matured in November 2013.

Other Income. Other income was $1.1 million for 2013, compared to $1.5 million for 2012, which was primarily comprised of leasing income from our VOC equipment and the unrealized gain / (loss) on the contingent consideration liability relating to the Scott Spirit shuttle tanker acquisition (please read Item 18. Financial Statements: Note 3a – Financial Instruments). The leasing income is decreasing as the VOC contracts near completion.

Income Tax (Expense) Recovery. Income tax expense was ($2.2) million for 2013, compared to a recovery of $10.5 million for 2012. The increase to income tax expense was primarily due to a write-off of a portion of our deferred tax asset in 2013 amounting to $2.3 million relating to lower future projected income for our Norwegian tax group for which we recognized a $8.6 million deferred tax recovery in 2012. This Norwegian tax structure was established in the fourth quarter of 2012 and allows the utilization of past losses carried forward against future projected income. The increase to income tax expense is also due to an income tax recovery of $2.8 million relating to the reversal of an uncertain tax position accrual in the second quarter of 2012, partially offset by a tax recovery of $0.5 million relating to the settlement of a claim for prior taxes paid in the fourth quarter of 2013.

Net (Loss) Income from Discontinued Operations. Net (loss) income from discontinued operations was ($4.6) million for 2013 compared to $17.6 million for 2012. In 2012, we sold the Hamane Spirit, Torben Spirit and Luzon Spirit. During the first quarter of 2013, we sold the Leyte Spirit, which was classified as held-for-sale at December 31, 2012. During the second and third quarters of 2013 we sold the Poul Spirit and the Gotland Spirit, respectively.

If these vessels described above were not classified as discontinued operations, the results of the operations of these vessels would have been reported within the conventional tanker segment.

Net loss from discontinued operations increased for 2013 from 2012, primarily due to:

•	a decrease of $23.8 million in net revenues due to the sale of six conventional tankers since 2012;

•	an increase of $10.8 million from the higher write down and loss on sale of vessels in 2013 relative to 2012, mainly as the vessels sold in 2012 had been previously written down in 2011; and

•	a decrease of $3.4 million in termination fees received from Teekay Corporation, of which $11.3 million in termination fees were received in 2013 in relation to the early terminations of the time-charter contracts for the Poul Spirit and the Gotland Spirit, compared to a $14.7 million termination fee received in 2012 in relation to the early cancellation of the time-charter contract for the Hamane Spirit;

partially offset by

•	a decrease of $10.4 million in vessel operating expenses due to the sale of six conventional tankers since 2012;

•	a decrease of $4.0 million in depreciation and amortization due to the sale of the Leyte Spirit, the Luzon Spirit, the Poul Spirit and the Gotland Spirit;

•	a decrease of $0.7 million in general and administrative expenses due to the sale of six conventional tankers since 2012; and

•	a decrease of $0.7 million in interest expense due to the sale of six conventional tankers since 2012.

Year Ended December 31, 2012 versus Year Ended December 31, 2011

Shuttle Tanker Segment

As at December 31, 2012, our shuttle tanker fleet consisted of 34 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 34 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and four were chartered-in, with the remainder owned 100% by us. We also had four newbuilding shuttle tankers on order which delivered mid-to-late 2013. Subsequent to December 31, 2012, we sold a 1992-built owned shuttle tanker. This vessel was previously laid up in July 2011, following the maturity of its time-charter-out contract.

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

	Year Ended December 31,		% Change
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011
Revenues	569,519	573,296	(0.7)
Voyage expenses	104,394	95,864	8.9

Net revenues	465,125	477,432	(2.6)
Vessel operating expenses	160,957	186,642	(13.8)
Time-charter hire expense	56,989	74,478	(23.5)
Depreciation and amortization	122,921	115,637	6.3
General and administrative (1)	20,146	24,692	(18.4)
Write-down and loss on sale of vessels	24,542	28,270	(13.2)
Restructuring charge	647	1,227	(47.3)

Income from vessel operations	78,923	46,486	69.8

Calendar-Ship-Days
Owned Vessels	11,530	11,308	2.0
Chartered-in Vessels	1,459	2,007	(27.3)

Total	12,989	13,315	(2.4)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

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

The average size of our chartered-in shuttle tanker fleet decreased in 2012 compared to 2011, primarily due to:

•	the redelivery of one bareboat-in vessel to its owner in October 2011;

•	decreased spot chartered-in vessels in 2012 compared to the same period last year; and

•	more off-hire days in 2012 compared to the same period last year.

Net Revenues. Net revenues decreased for 2012 from 2011, primarily due to:

•	a decrease of $11.6 million due to the lay-up of two of our vessels following their redelivery to us in July 2011 and May 2012, respectively, upon maturity of the time-charter-out contracts;

•	a decrease of $8.6 million due to less opportunities to trade excess capacity in the conventional spot tanker market and on short-term offshore projects due to decreased demand for conventional crude transportation; and

•	a decrease of $3.6 million due to more drydock and repair off-hire days in our time-chartered-out fleet in 2012 as compared to 2011;

partially offset by

•	a net increase of $11.0 million due to an increase in revenues in our contract of affreightment fleet, and an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain contracts, partially offset by fewer revenue days from the redelivery of six vessels to us in July 2011, February 2012, March 2011, April 2012, and two in November 2012 as they completed their time-charter-out agreements.

Vessel Operating Expenses. Vessel operating expenses decreased for 2012 from 2011, primarily due to:

•	a decrease of $10.6 million relating to the lay-up of two of our shuttle tankers since July 2011 and May 2012 and the reduction in costs associated with the sale of two of our older shuttle tankers in July 2012 and November 2012;

•	a decrease of $7.1 million due to a decrease in costs related to services and spares and the number of vessels dry docked. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels dry docked;

•	a decrease of $5.9 million in crew and manning costs primarily from changes in crew compensation and reduced helicopter usage;

•	a decrease of $4.5 million relating to the redelivery of one bareboat-in vessel to its owner in October 2011; and

•	a decrease of $1.3 million relating to a decrease in start up costs associated with less short-term offshore projects;

partially offset by

•	an increase of $4.3 million due to the 2011 Newbuilding Shuttle Tanker Acquisitions.

Time-Charter Hire Expense. Time-charter hire expense decreased for 2012 from 2011, primarily due to:

•	a decrease of $8.7 million due to the redelivery of one bareboat-in vessel to their owner in October 2011; and

•	a decrease of $7.8 million due to decreased spot in-chartering during 2012.

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

Write down and Loss on Sale of Vessels. Write down of vessels was $23.4 million for 2012, resulting from the impairment of four older shuttle tankers. We determined these vessels were impaired and wrote down the carrying values of these vessels to their estimated fair value, due to a change in operating plan for these vessels. Write down of vessels was $28.3 million for 2011, resulting from the impairment of three shuttle tankers, all of which were 20-years old in 2012. These vessels’ carrying values were written down to their estimated fair value. Loss on sale of vessels was $1.1 million for 2012 relating to the sale of two 1992-built shuttle tankers.

Restructuring Charge. Restructuring charges were $0.6 million for 2012, resulting from a reorganization of marine operations to create better alignment within the shuttle tanker business unit to create a reduced-cost organization going forward. Restructuring charges were $1.2 million for 2011, resulting from the termination of the time-charter-out contract for the Basker Spirit.

FPSO Segment

As at December 31, 2012, our FPSO fleet consisted of the Petrojarl Varg, the Rio das Ostras and the Piranema Spirit, all of which we own 100%.

The following table presents our FPSO segment’s operating results for 2012 and 2011, and also provides a summary of the calendar-ship-days for our FPSO segment:

	Year Ended December 31,		% Change
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011
Revenues	231,688	173,836	33.3
Vessel operating expenses	111,855	82,434	35.7
Depreciation and amortization	50,905	37,496	35.8
General and administrative (1)	11,208	9,756	14.9
Income from vessel operations	57,720	44,150	30.7
Calendar-Ship-Days
Owned Vessels	1,098	761	44.3

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).

The number of our FPSO units for 2012 increased compared to last year due to the acquisition of the Piranema Spirit on November 30, 2011.

Revenues. Revenues increased for 2012 from 2011, primarily due to:

•	an increase of $55.6 million relating to the acquisition of the Piranema Spirit in November 2011;

•	an increase of $6.7 million due to the recovery of crew and manning costs. In 2011 these recoveries were reported on a net basis in vessel operating expenses; and

•	an increase of $5.6 million due to increased rates on the Petrojarl Varg and Rio das Ostras in accordance with the annual escalation of the charter component;

partially offset by

•	a decrease of $3.5 million relating to payments made to us during 2011 for services previously rendered to the charterer of the Rio das Ostras;

•	a decrease of $3.5 million due to decreased incentives and lower production on the Petrojarl Varg and partly due to a planned maintenance shutdown of that unit during the second quarter of 2012;

•	a decrease of $2.0 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner; and

•	a decrease of $1.2 million relating to a credit earned in 2011 for unused maintenance days in accordance under the service contract of the Rio das Ostras.

Vessel Operating Expenses. Vessel operating expenses increased for 2012 from 2011, primarily due to:

•	an increase of $28.5 million due to the acquisition of the Piranema Spirit in November 2011;

•	an increase of $5.1 million due to the recovery of certain crew and manning costs, where the recovery is reported in revenue in 2012. In 2011 these recoveries were reported on a net basis in vessel operating expenses;

•	an increase of $2.7 million due to higher maintenance costs relating to the Petrojarl Varg during the third quarter of 2012; and

•	an increase of $1.2 million due to an increase in our ship management costs on the Petrojarl Varg and Rio das Ostras;

partially offset by

•	a decrease of $4.0 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to 2011;

•	a decrease of $3.4 million due to repairs on the Rio das Ostras while on yard stay and higher consumables and spares during the first quarter of 2011 and deployment to the field during the second quarter of 2011; and

•	a decrease of $1.4 million due to lower crew and manning costs relating to the Rio das Ostras due to its deployment to the field during the second quarter of 2011.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for 2012 from 2011, primarily due to the acquisition of the Piranema Spirit in November 2011.

Conventional Tanker Segment

As at December 31, 2012, we owned 100% interests in five Aframax conventional crude oil tankers (four of which operate under fixed-rate time charters with Teekay Corporation, and one of which has been laid up indefinitely), and two vessels, which have additional equipment for lightering, which operated under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture.

The following table presents our conventional tanker segment’s operating results for 2012 and 2011, and compares net revenues (which is a non-GAAP financial measure) for 2012 and 2011, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment.

The table below only includes the results of two Aframax conventional crude oil tankers and the two vessels, which have additional equipment for lightering, as the other three Aframax conventional crude oil tankers are deemed discontinued operations given they were sold in 2013.

	Year Ended December 31,		% Change
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011
Revenues	37,119	31,119	19.3
Voyage expenses	5,689	332	1,613.6
Net revenues	31,430	30,787	2.1
Vessel operating expenses	6,509	6,115	6.4
Depreciation and amortization	6,500	6,588	(1.3)
General and administrative(1)	1,389	1,205	15.3
Restructuring charge	468	—	100.0

Income from vessel operations	16,564	16,879	(1.9)

Calendar-Ship-Days
Owned Vessels	1,460	1,460	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

Net Revenues. Net revenues increased for 2012 from 2011, primarily due to a net increase of $0.7 million due to higher reimbursed bunkers.

Restructuring Charges. Restructuring charges increased for 2012 primarily due to the reorganization of our conventional tanker marine operations to create better alignment with marine operations. We recorded restructuring charges of $0.5 million during 2012 since this plan began. The reorganization was completed in 2013.

FSO Segment

As at December 31, 2012 our FSO fleet consisted of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. We have 100% ownership interests in these units.

The following table presents our FSO segment’s operating results for 2012 and 2011, and compares its net revenues (which is a non-GAAP financial measure) for 2012 and 2011, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Year Ended December 31,		% Change
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011
Revenues	62,901	62,731	0.3
Voyage expenses	400	1,388	(71.2)

Net revenues	62,501	61,343	1.9
Vessel operating expenses	38,255	32,769	16.7
Depreciation and amortization	9,038	12,009	(24.7)
General and administrative (1)	1,838	1,480	24.2
Write down and loss on sale of vessels	—	8,769	(100.0)
Restructuring charge	—	2,697	(100.0)

Income from vessel operations	13,370	3,619	269.4

Calendar-Ship-Days
Owned Vessels	1,830	1,901	(3.7)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

In March 2011, we sold one of our FSO units, the Karratha Spirit, for proceeds of $5.1 million, resulting in a loss of $0.2 million.

Net Revenues. Net revenues increased for 2012 from 2011, primarily due to:

•	an increase of $5.5 million from engineering studies completed in 2012 to support our FSO tenders; and

•	an increase of $1.2 million due to a higher charter rate on two FSO units, lower bunkers expense and one additional day in 2012 as compared to 2011;

partially offset by

•	a decrease of $3.2 million due to the sale of the Karratha Spirit in March 2011; and

•	a decrease of $2.3 million due to the drydocking of the Navion Saga during the third quarter of 2012.

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

Write down and loss on sale of vessels. Write down and loss on sale of vessels was $8.8 million for 2011 as a result of the impairment on the Navion Saga mainly due to escalating dry-dock costs and increased operating costs. We wrote down the carrying value of the vessel to its estimated fair value.

Restructuring charge. Restructuring charges for 2011 were incurred in connection with the termination of employment for certain of the crew members of the Karratha Spirit following the sale of the vessel in March 2011.

Other Operating Results

General and Administrative Expenses. General and administrative expenses decreased to $34.6 million for 2012, from $37.1 million for 2011, mainly due to increases in business development costs supporting our direct tenders, an increase during 2012 in realized and unrealized gains on foreign currency forward contracts that have been designated as hedges for accounting purposes and a decrease in direct costs and general cost savings associated with the restructuring in 2012 of our conventional tanker business unit, partially offset by the acquisition of the Piranema Spirit FPSO unit in November 2011 and a success fee paid to Teekay Corporation relating to the acquisition of the Piranema Spirit in November 2011.

Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, increased to $47.5 million for 2012, from $35.9 million for 2011, primarily due to:

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

The net unrealized gain resulted from the transfer of $58.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements, offset by an incremental $32.5 million of unrealized losses relating to further declines in long-term LIBOR benchmark interest rates relative to the prior year. Due to significant decreases in long-term benchmark interest rates in 2011, we recognized unrealized losses of $100.3 million in 2011. Please see Item 5 – Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized gains (losses) on derivative instruments.

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange losses were $0.3 million for 2012, compared to a $1.5 million gain for 2011. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For 2012, foreign currency exchange losses and gains include a realized gain of $3.0 million (2011 – $2.9 million) and an unrealized gain (loss) of $10.7 million (2011 – ($1.6) million) on the cross currency swap and an unrealized (loss) gain of ($13.9) million (2011 – $2.6 million) on the revaluation of the Norwegian Kroner denominated debt. There were additional realized and unrealized foreign exchange losses of $0.1 million (2011 – $2.4 million) on all other monetary assets and liabilities.

Other Income. Other income was $1.5 million for 2012, compared to $3.7 million for 2011, which was primarily comprised of leasing income from certain of our VOC equipment and the unrealized gain / (loss) on the contingent consideration liability relating to the Scott Spirit acquisition (please read Item 18. Financial Statements: Note 4a - Financial Instruments). The leasing income is decreasing as the contracts near completion.

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

Net Income (Loss) from Discontinued Operations. Net income (loss) from discontinued operations was $17.6 million for 2012, compared to ($11.5) million for 2011. In 2011, we sold the Scotia Spirit. In 2012, we sold the Hamane Spirit, Torben Spirit and Luzon Spirit. During the first quarter of 2013, we sold the Leyte Spirit, which was classified as held-for-sale at December 31, 2012. During the second and third quarters of 2013 we sold the Poul Spirit and the Gotland Spirit, respectively.

If these vessels described above were not classified as discontinued operations, the results of the operations of these vessels would have been reported within the conventional tanker segment.

Net income from discontinued operations increased for 2012 from 2011, primarily due to:

•	a decrease of $46.4 million from the write down and loss on sale of vessels as five conventional tankers were written down in 2011 compared to one in 2012;

•	a $14.7 million termination fee received from Teekay Corporation in 2012 in relation to the early cancellation of the time charter contract for the Hamane Spirit;

•	a decrease of $10.7 million in depreciation and amortization expense primarily due to the cessation of depreciation of two held-for-sale vessels effective December 31, 2011 (the Hamane Spirit and the Torben Spirit), the sale of the Scotia Spirit in 2011 and the write down of the Leyte Spirit and the Luzon Spirit to their estimated fair value in the fourth quarter of 2011;

•	a decrease of $3.3 million in vessel operating expenses due to the sale of the Scotia Spirit, the Hamane Spirit and the Torben Spirit; and

•	a decrease of $2.3 million in vessel operating expenses due to the lay ups of the Leyte Spirit and Luzon Spirit commencing in April 2012;

partially offset by

•	a decrease of $23.4 million in net revenues due to the Leyte Spirit and Luzon Spirit operating in the spot tanker market until April 2012 after which they were laid up indefinitely until their sale in 2012 and 2013, respectively, compared to 2011 when they were operating under fixed-rate time charters;

•	a decrease of $20.2 million in net revenues due to the sale of the Scotia Spirit, the Hamane Spirit and the Torben Spirit; and

•	a decrease of $4.4 million in net revenues due to lower reimbursed bunker expenses on the Poul Spirit and the Gotland Spirit.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures, is generally paid out to our common unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding common and Series A preferred units, payment of operating expenses, dry docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months.

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

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 7 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have one revolving credit facility that requires us to maintain a vessel value to drawn principal balance ratio of a minimum of 105%. As at December 31, 2013, this ratio was 123%. The vessel value used in this ratio is the appraised value prepared by us based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio. As at December 31, 2013, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at December 31, 2013, our total cash and cash equivalents were $219.1 million, compared to $206.3 million at December 31, 2012. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $331.0 million as at December 31, 2013, compared to $419.8 million as at December 31, 2012. The decrease in liquidity was primarily due to our acquisition from Teekay Corporation in May 2013 of its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit; our acquisition from Teekay Corporation in June 2013 of its 50% interest in the Itajai FPSO unit; our acquisition of the four BG Shuttle Tankers; a reduction in the amount available for drawdown of our revolving credit facilities; and the scheduled repayment and prepayment of outstanding term loans, partially offset by the proceeds from the issuance in January 2013 of NOK 1,300 million senior unsecured bonds, of which a portion was used to repurchase NOK 388.5 million of our NOK 600 million senior unsecured bond issue that matured in November 2013; the net proceeds from the issuance of common and preferred units, including net proceeds of $2.4 million from the issuance of common units under the COP through December 31, 2013, $54.4 million from a private placement of common units in December 2013, $61.2 million from a private placement of common units in April 2013, $144.8 million from the public offering of Series A preferred units in April 2013; and a $200 million refinancing of our revolving credit facility relating to the Petrojarl Varg FPSO unit in July 2013.

As at December 31, 2013, we had a working capital deficit of $720.6 million, compared to a working capital deficit of $67.7 million at December 31, 2012. As at December 31, 2013, the working capital deficit included $227.5 million of term loans, $570.5 million of revolving credit facilities, $46.7 million of interest rate swap liabilities and $106.7 million of net due to affiliates. The current portion of long-term debt increased mainly due to the drawdown of term facilities and scheduled repayments of our existing term facilities coming due in the current year, partially offset by prepayments on revolving credit facilities. In October 2014, we have $410.4 million of balloon payments due on two revolving credit facilities. Both of these revolving credit facilities bear interest at rates that are considered below market rates relative to the current market levels and as such, we intend to refinance these balloon payments by entering a new credit facility closer to the date of their maturities. In September 2014, we have a $15.7 million balloon payment due on one of our revolving credit facilities, which we intend on refinancing with a new loan facility closer to the date this facility comes due. Our due to affiliates balance increased mainly due the timing of settlements made and due to our acquisition from Teekay Corporation of its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit and our acquisition from Teekay Corporation of its 50% interest in the Itajai FPSO unit. We expect to manage our working capital deficit primarily with new and existing undrawn revolving credit facilities and term loans, including the NOK 1,000 million senior unsecured bonds, that we issued in January 2014 for an aggregate principal amount equivalent to $162.2 million, and, to a lesser extent, net operating cash flow generated in 2014.

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

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2013	2012	2011
Net cash flow from operating activities	255,387	267,494	254,162
Net cash flow from (used for) financing activities	231,865	(206,007)	35,318
Net cash flow used for investing activities	(474,465)	(35,082)	(276,029)

Operating Cash Flows. Net cash flow from operating activities decreased to $255.4 million for 2013, from $267.5 million in 2012, due primarily to a $40.0 million increase in realized losses on non-designated derivative instruments, a $26.6 million increase in vessel operating expenses, a $15.7 million decrease in income from discontinued operations, a $12.8 million increase in net interest expense, a $10.3 million increase in general and administrative expenses, a $4.4 million increase in net deferred mobilization costs, a $1.8 million loss on bond repurchase, a $1.5 million increase in restructuring costs and a $1.5 million increase in current income taxes partially offset by a $69.4 million increase in changes in non-cash working capital items and a $33.7 million increase in net revenue.

The increase in non-cash working capital items for 2013 compared to 2012 is primarily due the timing of payments made to vendors and the timing of settlements with related parties, partially offset by the timing of payments received from customers.

Net cash flow from operating activities increased to $267.5 million for 2012, from $254.2 million in 2011, due primarily to a decrease in time-charter hire expenses of $13.9 million, an increase in the current tax recovery of $8.7 million, a decrease in dry docking expenditures of $7.3 million, a decrease in restructuring costs of $2.8 million, and an increase in net revenues of $2.7 million, partially offset by an increase in net interest expense of $9.9 million, a net decrease in changes to non-cash working capital items of $6.2 million, an increase in general and administrative expenses of $2.4 million, a decrease in other income of $2.0 million and an increase in realized losses on non-designated derivative instruments of $1.9 million. Details of the changes for the majority of these items are described in the Results of Operations - Year Ended December 31, 2012 versus Year Ended December 31, 2011. In summary, we benefited from a full year of the Piranema Spirit FPSO unit, partially offset by vessel sales and the terminations of time-charter-out contracts within our shuttle and conventional fleets.

The $7.3 million decrease in dry docking costs for 2012 compared to 2011 is primarily due to a decrease in the number of vessel dry dockings for 2012 compared to 2011.

The $6.2 million net decrease in the change in working capital for 2012 compared to 2011 is primarily due to the timing of settlements with related parties, partially offset by the timing of payments made to vendors and the timing of payments received from customers.

For a further discussion of changes in income statement items described above of our four reportable segments, please read “Results of Operations”.

Financing Cash Flows.

In order to partially finance new acquisitions, we periodically issue equity to the public and to institutional investors. We raised net proceeds (including our general partner’s 2% proportionate capital contribution) of $263.8 million in 2013, $257.2 million in 2012 and $419.9 million in 2011. We paid finance shipyard installments for the four BG shuttle tankers in 2013, 2012 and 2011. We repaid a portion of our outstanding debt under certain of our revolving credit facilities in 2013 and 2012. We purchased the Voyageur Spirit FPSO unit during 2013. We purchased the Piranema Spirit FPSO unit and acquired the remaining 49% interest in Teekay Offshore Operating L.P. in 2011. We repaid the remaining $60.0 million of the Teekay Corporation vendor financing related to the purchase of the Petrojarl Varg FPSO unit in 2011.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds (outflow) from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt were $658.7 million in 2013, ($131.4) million in 2012, and $331.3 million in 2011. In 2013, we issued long-term debt to finance a portion of the acquisition of the Voyageur Spirit FPSO unit, to partially finance the final installments for the four BG shuttle tankers and for repayments and prepayments of existing revolving debt facilities. Net proceeds from the issuance of long-term debt declined in 2012 as a result of less cash required for capital expenditures. In 2011, we issued long-term debt to finance a portion of the acquisition of the Falcon Spirit, Rio Das Ostras, Amundsen Spirit and the Nansen Spirit from Teekay Corporation.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt increased to $266.9 million in 2013, from $146.2 million in 2012, and $110.7 million in 2011.

Cash distributions paid by our subsidiaries to non-controlling interests totaled $7.8 million in 2013, $8.8 million in 2012 and $37.0 million in 2011. Cash distributions paid by us to our common and Series A preferred unitholders and our general partner totaled $192.1 million in 2013, $160.9 million in 2012 and $129.3 million in 2011. The decrease in distribution to non-controlling interests and increase in distributions to our unitholders were mainly attributed to our acquisition from Teekay Corporation of the remaining 49% interest in OPCO in early March 2011. The increase in distributions to our common unitholders was attributed to two increases in our cash distribution of $0.0125 per unit and $0.0128 per unit, respectively, or approximately 2.5%, commencing with the cash distribution paid in the second quarters of 2012 and 2013, respectively, and an increase in the number of common units resulting from the 9.7 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2012 and 3.7 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2013. The increase in the 2012 cash distribution coincided with our acquisition of the Piranema Spirit FPSO unit. The increase in the 2013 cash distribution coincided with our acquisition of the Voyageur Spirit FPSO unit. Subsequent to December 31, 2013, cash distributions relating to the fourth quarter of 2013 were declared and paid on February 14, 2014 and totaled $50.9 million, which included a $0.0131 per unit, or approximately 2.5%, increase over the cash distribution for the third quarter of 2013, and included an increase in the number of common units resulting from the 1.8 million (including our general partner’s 2% proportionate capital contribution) common units issued during December 2013. In 2013, we started the issuance of distributions resulting from the issuance of 6.0 million Series A preferred units in April 2013. Subsequent to December 31, 2013, cash distributions for Series A preferred units relating to the fourth quarter of 2013 were declared and paid on February 14, 2014 and totaled $2.7 million.

Investing Cash Flows. During 2013, net cash flow used for investing activities was $474.5 million, primarily relating to the expenditures for vessels and equipment, including installment and final payments of $336.8 million on the four newbuilding BG shuttle tankers, $54.3 million on the HiLoad DP Unit and $64.5 million on various other vessel additions and the $52.5 million acquisition from Teekay Corporation of its 50 percent interest in the Itajai FPSO joint venture, partially offset by aggregate sale proceeds of $28.0 million from the sale of the Basker Spirit shuttle tanker and the Leyte Spirit, the Poul Spirit and the Gotland Spirit conventional tankers and the scheduled lease payments of $5.6 million received from the leasing of our VOC emissions equipment and direct financing lease assets.

During 2012, net cash flow used for investing activities was $35.1 million, primarily relating to expenditures for vessels and equipment, including additional installment payments of $78.1 million on the four newbuilding BG shuttle tankers and $9.3 million on various other vessel additions, partially offset by $35.2 million in proceeds from the sale of five vessels and scheduled lease payments of $17.1 million received from the leasing of certain of our volatile organic compound emissions equipment and direct financing lease assets.

During 2011, net cash flow used for investing activities was $276.0 million, primarily relating to the purchase of the Piranema Spirit, expenditures on vessels and equipment relating to the four newbuilding BG shuttle tankers, the Peary Spirit newbuilding and upgrades on the Rio das Ostras, partially offset by scheduled lease payments of $20.9 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets and the proceeds of $13.4 million received on the sale of vessels and equipment relating to the Scotia Spirit and the Karratha Spirit.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2013:

	Total	2014	2015 and 2016	2017 and 2018	Beyond 2018
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Long-term debt(1)	2,056.1	806.0	376.7	462.4	411.0
Chartered-in vessels (operating leases)	33.8	27.0	6.8	—	—
Conversion of FSO units(2)	281.2	67.6	175.6	38.0	—
Norwegian Kroner-Denominated Obligations
Long-term debt(3)	312.9	—	82.4	230.5	—

Total contractual obligations	2,684.0	900.6	641.5	730.9	411.0

(1)	Excludes expected interest payments of $38.5 million (2014), $54.8 million (2015 and 2016), $33.1 million (2017 and 2018) and $33.1 million (beyond 2018). Expected interest payments are based on LIBOR, plus margins which ranged between 0.30% and 3.25% as at December 31, 2013. The expected interest payments do not reflect the effect or related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.
(2)	Includes amounts reimbursable upon delivery of the units relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Please read Item 18 – Financial Statements; Note 13(b) and (c) – Commitments and Contingencies.
(3)	Excludes expected interest payments of $20.4 million (2014), $36.7 million (2015 and 2016), and $9.8 million (2017 and 2018). Expected interest payments are based on NIBOR, plus margins which ranged between 4.00% and 5.75% as at December 31, 2013. The expected interest payments do not reflect the effect or related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our variable rate debt. The table excludes the NOK bonds issued subsequent to December 31, 2013.

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

Revenue Recognition

Description. A portion of our revenues are generated from voyages servicing contracts of affreightment and to a lesser extent, spot voyages. Within the shipping industry, the two methods used to account for revenues and expenses are the proportionate performance and the completed voyage methods. Most shipping companies, including us, use the proportionate performance method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. Revenues from FPSO service contracts are recognized as service is performed. We generally do not recognize revenues during days that a vessel is off hire.

Judgments and Uncertainties. In applying the proportionate performance method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. In the case of our shuttle tankers servicing contracts of affreightment, a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. In all cases we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the proportionate performance method, our revenues could be overstated or understated for any given period by the amount of such difference.

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

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2013. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels employed on single-voyage, or spot charters, as well as those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

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

(in thousands of U.S. dollars, except number of vessels) Reportable Segment	Number of Vessels		Market Values (1) $	Carrying Values $
Shuttle Tanker Segment	2	(3)	44,000	79,440
Shuttle Tanker Segment	2	(2)(4)	52,000	73,704
FSO Segment	1	(3)	6,000	15,716
FSO Segment	1	(4)	6,500	11,153

(1)	Market values are determined using reference to second-hand market comparable values or using a depreciated replacement cost approach as at December 31, 2013. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers and FSO units may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

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

(2)	These shuttle tankers are less than 15 years old. We expect that these vessels will generate sufficient cash flow over their remaining useful lives to exceed the respective carrying value of these vessels.
(3)	Undiscounted cash flows are marginally greater than the carrying values.
(4)	Undiscounted cash flows are significantly greater than the carrying values.

Judgments and Uncertainties. Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Shuttle and conventional tankers are depreciated using an estimated useful life of 20 to 25 years commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessel for the estimated useful life. FPSO units are depreciated using an estimated useful life of 20 to 25 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. FSO units are depreciated over the term of the contract. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and drydocking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation. Effective January 1, 2012, we reduced the estimated useful life of six older shuttle tankers from 25 years to 20 years. As a result of the change in useful life, we increased the estimate of the residual value of these vessels to reflect the more recent average scrap prices.

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

As of December 31, 2013, the shuttle segment had goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the section entitled “Forward-Looking Statements.”

Amortization expense of intangible assets for 2013 and 2012 was $5.1 million and $6.0 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets. As at December 31, 2013 and 2012, the net book value of intangible assets was $10.4 million and $15.5 million, respectively.

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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 11 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss).

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

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As at December 31, 2013, we had a valuation allowance of $136.7 million (2012 - $135.1  million).

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

The Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Corporation and its subsidiaries, including Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG ). Mr. Evensen is also the Chief Executive Officer and Chief Financial Officer of Teekay LNG’s general partner, Teekay GP L.L.C. The amount of time Mr. Evensen allocates among our business and the businesses of Teekay Corporation and Teekay LNG varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We believe Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.

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

Directors and Executive Officers of Teekay Offshore GP L.L.C.

The following table provides information about the directors and executive officers of our general partner, Teekay Offshore GP L.L.C. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors are as of March 1, 2014.

Name	Age	Position
C. Sean Day	64	Chairman (1)
Peter Evensen	55	Chief Executive Officer, Chief Financial Officer and Director
Kenneth Hvid	45	Director
David L. Lemmon	71	Director (1) (2)
Carl Mikael L.L. von Mentzer	69	Director (1) (2)
John J. Peacock	70	Director (1) (2)
Michael Balaski	57	Vice President

(1)	Member of Corporate Governance Committee.
(2)	Member of Audit Committee and Conflicts Committee.

Certain biographical information about each of these individuals is set forth below.

C. Sean Day has served as Chairman of Teekay Offshore GP L.L.C. since it was formed in August 2006. Mr. Day has also served as Chairman of the Board of Teekay Corporation since September 1999 and as Chairman of Teekay GP L.L.C. since 2004. He served as Chairman of Teekay Tankers Ltd. from October 2007 until June 2013. From 1989 to 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to that, he held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation and Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay Corporation’s largest shareholder, to oversee its investments, including that in the Teekay Corporation group of companies.

Peter Evensen has served as Chief Executive Officer, Chief Financial Officer and a Director of Teekay Offshore GP L.L.C. since August 2006. In April, 2011, Mr. Evensen became President and Chief Executive Officer of Teekay Corporation and also became a Director of Teekay Corporation. He also serves as Chief Executive Officer, Chief Financial Officer and a Director of Teekay GP L.L.C. He served as a Director of Teekay Tankers

Ltd. from October 2007 until June 2013. He was appointed Executive Vice President and Chief Strategy Officer of Teekay Corporation in 2006. Mr. Evensen has over 30 years of experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Kenneth Hvid has served as a Director of Teekay Offshore GP L.L.C. and Chief Strategy Officer and Executive Vice President of Teekay Corporation since April 2011. He served as a Director of Teekay GP L.L.C. from April 2011 to September 2012, when he resigned from this position to allow the Board to maintain a majority of independent Directors. Mr. Hvid rejoined the Board as a Director of Teekay GP L.L.C. in February 2013. He joined Teekay Corporation in October 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the liquefied natural gas business. He held that position until the beginning of 2006, when he was appointed President of the Teekay Navion Shuttle Tankers and Offshore division of Teekay Corporation. In that role, he was responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the FSO business and related offshore activities. Mr. Hvid has 25 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

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

B. Compensation

Executive Compensation

Peter Evensen, the Chief Executive Officer and Chief Financial Officer of our general partner, and Kenneth Hvid, a director of our general partner, are each an employee of a subsidiary of Teekay Corporation. Each executive’s compensation (other than any awards under the long-term incentive plan described below) is set and paid by the Teekay Corporation subsidiary, and we reimburse the Teekay Corporation subsidiary for time he spends on our partnership matters.

Michael Balaski is the Vice President of our general partner. His compensation is set and paid by our general partner, and we reimburse the general partner for time he spends on our partnership matters.

During 2013, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of the officers of the general partner incurred on our behalf and long-term incentive plan awards issued directly by the Partnership was $1.2 million.

Compensation of Directors

Officers of our general partner or Teekay Corporation who also serve as directors of our general partner do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. During 2013, each non-employee director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-management directors received a director fee of $50,000 for the year and common units with an aggregate maximum value of approximately $50,000 for the year. The Chair received an additional annual fee of $37,000 and common units with a value of approximately $87,500. In addition, members of the audit and conflicts committees each received a committee fee of $5,000 for the year, and the chairs of the audit committee, conflicts committee and governance committee received an additional fee of $10,000, $10,000, and $5,000 for the year for serving in that role. In addition, each director was reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2013, the four non-employee directors received, in the aggregate, $282,500 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. For the year ended December 31, 2013, 8,307 common units, with an aggregate value of $0.3 million, were granted and issued to the non-employee directors of the General Partner as part of their annual compensation for 2013.

2006 Long-Term Incentive Plan

Our general partner adopted the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. During March 2013, the General Partner granted 63,309 restricted units with a fair value of $1.8 million, based on our closing unit price on the grant date. Each restricted unit is equal in value to one unit of our common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted units is paid to each grantee in the form of common units or cash.

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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised solely of independent members, and operates under a written charter adopted by the Board, other than the Conflicts Committee. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Partnership Governance Charters” in the About Us page of our web site at www.teekayoffshore.com. During 2013, the Board held five meetings. Each director attended all Board meetings. Each committee member attended all applicable committee meetings, except for one meeting where one director was absent.

Audit Committee. The Audit Committee of our general partner is composed of three or more directors, each of whom must meet the independence standards of the NYSE, the SEC and any other applicable laws and regulations governing independence from time to time. This committee is currently comprised of directors John J. Peacock (Chair), David L. Lemmon and Carl Mikael L.L. von Mentzer. All members of the committee are financially literate and the Board has determined that Mr. Peacock qualifies as an audit committee financial expert.

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

D. Employees

Crewing and Staff

As of December 31, 2013, approximately 2,000 seagoing staff served on our vessels. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries. As of December 31, 2013, approximately 207 staff served on shore in technical, commercial and administrative roles in Norway, Philippines, Singapore and Brazil. Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please see Item 7- Major Unitholders and Related Party transactions-– Certain Relationships and Related Party Transactions.

Teekay Corporation regards attracting and retaining motivated seagoing personnel as a top priority, and offers seafarers what we believe are highly competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate our Bahamian-flagged vessels. Substantially all officers and seamen for the Norway-flagged vessels are covered by a collective bargaining agreement with Norwegian unions (Norwegian Maritime Officers’ Association, Norwegian Union of Marine Engineers and the Norwegian Seafarers’ Union). Teekay Corporation has entered into a Collective Bargaining Agreement with Sindicato dos Trabalhadores Offshore do Brasil (or SINDITOB), which covers substantially all Brazilian resident offshore employees on board our FPSO units Rio das Ostras and Piranema Spirit. Teekay Corporation has entered into a Collective Bargaining Agreement with Norwegian offshore unions (SAFE, Industry Energi and DSO), through our membership in Norwegian Shipowners Association (or NSA). The agreement covers substantially all of the offshore employees on board our FPSOs on the Norwegian Continental Shelf. We believe Teekay Corporation’s relationships with these local labor unions are good.

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

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2013, of our units by all directors and officers of our general partner as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units that the person has the right to acquire as of March 1, 2014 (60 days after December 31, 2013) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (3)
All directors and officers as a group (6 persons) (1) (2)	236,585	0.28%

(1)	Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the directors of our general partner, C. Sean Day and Peter Evensen. Peter Evensen is the Chief Executive Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay Offshore GP L.L.C., and a Director of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. Kenneth Hvid is a Director of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. Mr. Hvid is also Executive Vice President and Chief Strategy Officer of Teekay Corporation. Please read Item 7: Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for more detail.
(2)	Each director, executive officer and key employee beneficially owns less than 1% of the outstanding units.
(3)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.

Item 7. Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership, as of March 1, 2014, of our units by each person we know to beneficially own more than 5% of the outstanding units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of April 30, 2014 (60 days after March 1, 2014) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned
Teekay Corporation (1)	23,809,468	27.9%
Neuberger Berman Group LLC and Neuberger Berman, LLC, as a group (2)	7,211,796	8.4%
Kayne Anderson Capital Advisors, LP, and Richard A. Kayne, as a group (3)	4,830,933	5.7%

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.
(2)	Includes shared voting power as to 6,910,089 units and shared dispositive power as to 7,211,796 units. Both Neuberger Berman Group LLC and Neuberger Berman LLC have shared dispositive power. Neuberger Berman, LLC and Neuberger Berman Management LLC serve as a sub-advisor and investment manager, respectively, of Neuberger Berman Group LLC’s various registered mutual funds which hold such shares. The holdings belonging to clients of Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternatives Advisers LLC and Neuberger Berman Fixed Income LLC, affiliates of Neuberger Berman LLC, are also aggregated to comprise the holdings. This information is based on the Schedule 13G/A filed by this group with the SEC on February 12, 2014.
(3)	Includes shared voting power and shared dispositive power as to 4,101,402 units. Kayne Anderson Capital Advisors, LP, and Richard A. Kayne both have shared voting and dispositive power. Kayne Anderson Capital Advisors, L.P. is the general partner (or general partner of the general partner) of the limited partnerships and investment adviser to the other accounts. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. Mr. Kayne is also a limited partner of each of the limited partnerships and a shareholder of the registered investment company. This information is based on the Schedule 13G/A filed by this group with the SEC on February 5, 2014.

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B. Certain Relationships and Related Party Transactions

a)	C. Sean Day is the Chairman of our general partner, Teekay Offshore GP L.L.C. He also is the Chairman of Teekay Corporation, and Teekay GP L.L.C., the general partner of Teekay LNG.

Peter Evensen is the President and Chief Executive Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay Offshore GP L.L.C and Teekay GP L.L.C., and a Director of Teekay Corporation, Teekay GP L.L.C. and Teekay Offshore GP L.L.C.

Kenneth Hvid is a Director of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. Mr. Hvid is also Executive Vice President and Chief Strategy Officer of Teekay Corporation.

Michael Balaski is the Vice President of Teekay Offshore GP L.L.C. and Teekay GP L.L.C.

Because Mr. Evensen and Mr. Hvid are employees of a subsidiary of Teekay Corporation, their compensation (other than any awards under the long-term incentive plan) is set and paid by the Teekay Corporation subsidiary. Pursuant to our partnership agreement, we have agreed to reimburse Teekay Corporation for time spent by Mr. Evensen and Mr. Hvid on our partnership matters. Because Mr. Balaski is an employee of our general partner, his compensation is set and paid by our general partner. Pursuant to our partnership agreement, we have agreed to reimburse our general partner for time spent by Mr. Balaski on our partnership matters.

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

The omnibus agreement and a subsequent agreement also obligated Teekay Corporation to offer to sell to us the Foinaven FPSO, an existing unit of Teekay Petrojarl, a wholly-owned subsidiary of Teekay Corporation, subject to approvals required from the charterer. The purchase price for the Foinaven FPSO would be its fair market value.

c)	On October 1, 2010, we acquired from Teekay Corporation the Rio das Ostras FPSO unit, which is on a long-term charter to Petroleo Brasileiro SA (or Petrobras), for a purchase price of $157.7 million, plus working capital of $12.4 million. The purchase agreement provides that Teekay Corporation shall reimburse us for upgrade costs in excess of the upgrade estimate as of the closing date. During the year ended December 31, 2011, Teekay Corporation reimbursed us for $2.0 million of such upgrade costs, which is reflected as a capital contribution.

d)	On March 8, 2011, we acquired Teekay Corporation’s 49% interest in OPCO for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and the issuance of 7.6 million of our common units to Teekay Corporation and a 2% proportionate interest to the General Partner in a private placement. The acquisition increased our ownership of OPCO to 100%. The excess of the proceeds paid by us over Teekay Corporation’s historical book value of $128.0 million for the 49% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $258.3 million.

e)	On August 2, 2011, we acquired from Teekay Corporation the Peary Spirit for a purchase price of $134.5 million. The purchase price was financed through the assumption of debt of $96.8 million and $37.7 million with cash. The excess of $5.5 million of the cash portion of the purchase price over the book value of the net assets of $32.2 million is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $36.9 million of amounts due to Teekay Corporation by Peary Spirit LLC was converted to equity of the vessel entity. For the period October 1, 2010 to August 2, 2011, we consolidated Peary Spirit LLC on our financial statements as it was considered a variable interest entity and we were the primary beneficiary.

f)	On October 1, 2011, we acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price was subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. On October 1, 2012, we repaid a portion of the liability, which at the repayment date was $5.9 million. As at December 31, 2012, the outstanding liability was $5.7 million, which was included in due to affiliates. The remaining liability was settled as of the year end of December 31, 2013. The purchase price was financed through the assumption of debt of $93.3 million and $23.0 million with cash. The excess of $35.6 of the purchase price (including the contingent consideration liability of $10.1 million on October 1, 2011) over the book value of the net liabilities of $2.6 million, which includes the fair value of an interest rate swap of ($34.6) million, was accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $34.5 million of amounts due to Teekay Corporation by Scott Spirit LLC was converted to equity.

g)	On October 1, 2012, we acquired from Teekay Corporation the volatile organic compound equipment on board the Amundsen Spirit, the Nansen Spirit, the Peary Spirit and the Scott Spirit for $12.8 million. On December 31, 2012, we recognized this liability in due to affiliates. The purchase price was financed with cash. The excess of $2.8 million of the purchase price over the net carrying value of the equipment is accounted for as an equity distribution to Teekay Corporation.

h)	On May 2, 2013, we acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with Ruhrgas UK GP Limited (or E.ON), for an original purchase price of $540.0 million. The purchase price was financed with the assumption of the $230.0 million debt facility secured by the unit, $270.0 million with cash, of which a partial prepayment of $150.0 million was made to Teekay Corporation in February 2013, and the non-cash issuance of 1.4 million common units to Teekay Corporation, which had a value of $40.0 million at the time Teekay Corporation offered to sell the unit to us.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, we acquired the unit from Teekay Corporation. Upon commencing production, we and our sponsor, Teekay Corporation, had a specified time period to receive final acceptance from the charterer, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. This resulted in $29.2 million of the charter rate being foregone for the year ended December 31, 2013, inclusive of both the Dropdown Predecessor period from April 13, 2013 to May 1, 2013 and the period owned by us from May 2, 2013 to August 26, 2013.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. On September 30, 2013, we entered into an interim agreement with E.ON whereby we were compensated for production beginning August 27, 2013 through until the receipt of final acceptance by E.ON. Compensation was based on actual production relative to the operating capacity of the FPSO unit; however, any restrictions on production as a result of the charterer were included in this compensation. Teekay Corporation has indemnified us for a further $2.1 million for the production shortfall from August 27, 2013 to December 31, 2013. In addition, we have been indemnified for a further $3.6 million associated with unrecovered repair costs to address the compressor issues. Teekay Corporation’s indemnification us for loss of the charter rate under the charter agreement with E.ON and certain unrecovered vessel operating expenses from the date of first oil on April 13, 2013 until receipt of the certificate of final acceptance from E.ON, is subject to a maximum of $54 million.

On April 4, 2014, we received the certificate of final acceptance from the charterer, which declared the unit on hire retroactive to February 22, 2014.

Any amounts paid as indemnification from Teekay Corporation to us were effectively treated as a reduction in the purchase price paid by us for the FPSO unit. Any future compensation received by us from the charterer related to the indemnification period will reduce the amount of Teekay Corporation’s indemnification to us. As at December 31, 2013, the $540.0 million original purchase price of the Voyageur Spirit FPSO unit has effectively been reduced to $509.3 million ($279.3 million net of assumed debt of $230.0 million) to reflect the $34.9 million indemnification amount for the last three quarters of 2013, partially offset by the excess value of $4.3 million relating to the 1.4 million common units issued to Teekay Corporation on the date of closing of the transaction in May 2013 compared to the date Teekay Corporation offered to sell the unit to us. The excess of the purchase price (net of assumed debt) over the book value of the net assets of $201.8 million is accounted for as an equity distribution to Teekay Corporation of $77.6 million.

i)	The Itajai FPSO unit achieved first oil in February 2013, at which time the unit commenced operations under a nine-year, fixed-rate time-charter contract with Petroleo Brasileiro S.A. (or Petrobras), with six additional one-year extension options exercisable by Petrobras. On June 10, 2013, we acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht, which owns the Itajai FPSO unit, for a purchase price of $53.8 million. The joint venture is a borrower under a term loan which at the time Teekay Corporation offered to sell its interest in the joint venture, had an outstanding balance of $300.0 million. Prior to finalizing the purchase, the joint venture repaid $10.5 million of its originally drawn down debt and as a result, the joint venture’s outstanding debt was $289.5 million as of the purchase date. The purchase price was paid in cash. The excess of the purchase price over Teekay Corporation’s carrying value of its 50% interest in the Itajai FPSO has been accounted for as an equity distribution to Teekay Corporation of $6.6 million. Our investment in the Itajai FPSO unit is accounted for using the equity method.

The purchase price was based on an estimate of the fully built-up cost of the Itajai FPSO, including certain outstanding contractual items. To the extent the resolution of the outstanding contractual items results in a change to the fully built-up cost, we will not be exposed to changes in the fully built-up cost.

j)	In June 2011, we entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG is serviced with four newbuilding shuttle tankers (or the BG Shuttle Tankers) under ten-year time charter contracts. We took delivery of the four BG Shuttle Tankers in the second half of 2013. We received shipbuilding and site supervision services from certain subsidiaries of Teekay Corporation relating to BG Shuttle Tankers. These costs were originally capitalized and included as part of advances on newbuilding contracts. Upon delivery of the vessels, these costs were reclassified to vessels and equipment. As at December 31, 2013 and December 31, 2012, shipbuilding and site supervision costs provided by Teekay Corporation subsidiaries totaled $14.2 million and $2.8 million, respectively.

k)	During the year ended, December 31, 2013, two conventional tankers, two shuttle tankers and two FSO units of ours were employed on long-term time-charter-out contracts with subsidiaries of Teekay Corporation, and two conventional tankers of ours were employed on long-term time-charter-out contracts with a joint venture in which Teekay Corporation has a 50% interest. During the year ended December 31, 2013 and 2012, we terminated the long-term time-charter-out contracts employed by three of our conventional tankers with a subsidiary of Teekay Corporation. In 2013 and 2012, we received early termination fees from Teekay Corporation of $11.3 million and $14.7 million, respectively, which is recorded in net income (loss) from discontinued operations on the consolidated statements of income (loss). Teekay Corporation and its wholly owned subsidiaries provide substantially all of our commercial, technical, crew training, strategic, business development and administrative services needs. In addition, we reimburse the General Partner for expenses incurred by the General Partner that are necessary or appropriate for the conduct of our business. Revenues (expenses) from such related party transactions were as follows:

	Year Ended December 31,
	2013	2012	2011
	$	$	$
Revenues(1)	71,905	64,166	62,233
Vessel operating expenses(2)	(39,820)	(44,024)	(38,760)
General and administrative(3)(4)	(29,528)	(21,184)	(26,660)
Interest income(5)	1,217	—	—
Interest expense(6)	(450)	(392)	(316)
Realized and unrealized loss on derivative instruments(7)	—	—	(12,186)
Other expense(8)	(319)	(657)	(812)
Net income from related party transactions from discontinued operations(9)	19,255	59,872	106,483

(1)	Includes revenue from long-term time-charter-out contracts and short-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including management fees from ship management services provided by us to a subsidiary of Teekay Corporation.
(2)	Includes ship management and crew training fees charged by Teekay Corporation. The cost of ship management services provided by Teekay Corporation of $34.9 million for the year ended December 31, 2013, have been presented as vessel operating expenses. Please read Item 18. – Financial Statements: Note 1 – Summary of Significant Accounting Policies. The amounts reclassified from general and administrative to vessel operating expenses in the comparative periods to conform to the presentation adopted in the current periods were $38.7 million and $33.5 million for the years ended December 31, 2012 and 2011, respectively.
(3)	Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on our behalf.
(4)	Includes a $1.0 million and $1.7 million success fee to Teekay Corporation for assistance with the acquisition of the 2010-built HiLoad Dynamic Positioning unit from Remora AS during the year ended December 31, 2013 and the acquisition of the 2007-built Piranema Spirit from Sevan Marine ASA during the year ended December 31, 2011, respectively.
(5)	Includes interest income related to the interest received from Teekay Corporation on the $150 million prepayment for the Voyageur Spirit. We received interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds to Teekay Corporation from February 26, 2013 until we acquired the FPSO unit on May 2, 2013.
(6)	Guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation for 2011 through 2013 and interest allocated from Teekay Corporation as a result of the Dropdown Predecessor during the year ended December 31, 2011.
(7)	Realized and unrealized losses on interest rate swaps allocated from Teekay Corporation as a result of the Dropdown Predecessor.
(8)	Unrealized loss from the change in fair value of our contingent consideration liability relating to the acquisition of the Scott Spirit. Please read Item 18. – Financial Statements: Note 3a – Financial Instruments.
(9)	Related party transactions relating to seven conventional tankers determined to be discontinued operations. This includes revenue from long-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including the early termination fee described above; crew training fees charged by Teekay Corporation accounted for as vessel operating expenses; and commercial, technical, strategic and business development management fees charged by Teekay Corporation.

m)	At December 31, 2013, due from affiliates totaled $15.2 million (December 31, 2012 - $29.7 million) and due to affiliates totaled $121.9 million (December 31, 2012 - $47.8 million). Due to and from affiliates are non-interest bearing and unsecured and are expected to be settled within the next fiscal year in the normal course of operations.

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements and Notes

Please see Item 18 below for additional information required to be disclosed under this Item.

Legal Proceedings

On November 13, 2006, one of our shuttle tankers, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from us. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL) and Teekay Navion Offshore Loading Pte Ltd. (or TNOL), subsidiaries of ours, and Teekay Shipping Norway AS (or TSN), a subsidiary of Teekay Corporation, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), several other insurance underwriters and various licensees in the Njord field. The plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $35.1 million).

In December 2011, the Stavanger District Court ruling in the first instance found that NOL was liable for damages except for damages related to certain indirect or consequential losses. The court also found that Statoil ASA was liable to NOL for the same amount of damages to NOL. As a result of this ruling, as at December 31, 2012, we reported a liability in the total amount of NOK 76,000,000 (approximately $12.5 million) to the plaintiffs and a corresponding receivable from Statoil ASA recorded in other long-term liabilities and other assets, respectively.

The plaintiffs appealed the decision and the appellate court in June 2013 held that NOL, TNOL and TSN are jointly and severally responsible towards the Plaintiffs for all the losses as a result of the collision, plus interests accrued on the amount of damages. In addition, Statoil ASA was held not to be under an obligation to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were also held liable for legal costs associated with court proceedings. As a result of this judgment, in the second quarter of 2013, we recognized a liability in the amount of NOK 213,000,000 in respect of damages, NOK 66,000,000 in respect of interest and NOK 11,000,000 in respect of legal costs, totaling NOK 290,000,000 (approximately $47.8 million), to the Plaintiffs recorded in accrued liabilities. The receivable from Statoil ASA previously recorded in other assets was reversed in the second quarter of 2013. In the fourth quarter of 2013, we recognized an additional liability of NOK 4,000,000 in respect of interest, bringing the total liability to NOK 294,000,000 (approximately $48.4 million). The judgment rendered deals with liability only and the ultimate amount of damages may be reduced compared to the NOK 213,000,000 claimed by the plaintiffs.

We and Teekay Corporation maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. These insurance policies are expected to cover the costs related to this incident, including any costs not indemnified by Statoil, and thus a receivable of NOK 294,000,000 (approximately $48.4 million) was concurrently recorded in accounts receivable, which equals the total cost of the claim. In addition, Teekay Corporation has agreed to indemnify us for any losses it may incur in connection with this incident.

In the fourth quarter of 2013, the insurer made payments directly to the Plaintiffs in full settlement of interest and partial settlement of legal costs and thus we, as at December 31, 2013, reduced our liability and related receivable to NOK 213,000,000 in respect of damages and approximately NOK 3,400,000 in respect of legal costs, totaling approximately NOK 216,400,000 (approximately $35.6 million).

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

Item 9. The Offer and Listing

Our common units are traded on the NYSE under the symbol “TOO”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
High	$35.91	$29.94	$31.19	$29.79	$20.06
Low	$26.86	$24.75	$22.70	$17.79	$9.75

Quarter Ended	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	June 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sept. 30, 2012	June 30, 2012
High	$32.92	$34.75	$35.91	$33.44	$30.19	$28.21	$29.60	$29.47
Low	$31.12	$29.81	$31.10	$29.16	$26.86	$24.75	$27.20	$26.70

Month Ended	Mar 31, 2014	Feb 28, 2014	Jan. 31, 2014	Dec. 31, 2013	Nov. 30, 2013	Oct. 31, 2013
High	$32.92	$32.76	$32.73	$33.09	$34.75	$33.61
Low	$31.12	$31.17	$31.27	$29.81	$32.14	$32.68

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

a)	Agreement, dated June 26, 2003, for a U.S. $455,000,000 Revolving Credit Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.625%. The amount available under the facility reduces semi-annually, with a bullet reduction of $131.0 million on maturity in October 2014. The credit facility may be used for acquisitions and for general partnership purposes. As at December 31, 2013, our obligations under the facility are secured by first-priority mortgages granted on seven shuttle tankers and one FSO unit, together with other related security.

b)	Agreement, dated October 2, 2006, for a U.S. $940,000,000 Revolving Credit Facility between Teekay Offshore Operating L.P. (or OPCO), Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.625%. The amount available under the facility reduces semi-annually, with a bullet reduction of $279.4 million on maturity in October 2014. The credit facility may be used for acquisitions and for general partnership purposes. In addition, this facility allows OPCO to make working capital borrowings and loan the proceeds to us, which we could use to make distributions, provided that such amounts are paid down annually. As at December 31, 2013, our obligations under the facility are secured by first-priority mortgages granted on eight of our shuttle tankers and two of our conventional tankers, together with other related security.

c)	Amended and Restated Omnibus Agreement, dated December 19, 2006, among us, our general partner, Teekay Corporation, Teekay LNG and related parties. Please read Item 7 – Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for a summary of certain contract terms.

d)	We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us, and our operating subsidiaries with administrative, advisory, technical, strategic consulting services, business development and ship management services for a reasonable fee that includes reimbursement of their direct and indirect expenses incurred in providing these services. Please read Item 7 – Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for a summary of certain contract terms.

e)	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. Please read Item 6 – Directors, Senior Management and Employees – 2006 Long-term Incentive Plan for a summary of certain plan terms.

f)	Agreement, dated November 25, 2010, for NOK 600,000,000 Senior Unsecured Bonds due November 2013, among us, Teekay Offshore Operating L.P. and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.75% per annum.

g)	Agreement, dated March 8, 2011, between Teekay Holdings Limited and Teekay Offshore Partners L.P., relating to the purchase of limited partner interests of OPCO. Please read Item 7 – Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for a summary of certain contract terms.

h)	Agreement, dated January 25, 2012, for NOK 600,000,000 Senior Unsecured Bonds due January 2017, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 5.75% per annum.

i)	Agreement, dated February 23, 2012, for a U.S. $130,000,000 debt facility between Piranema L.L.C. and Den Norske Bank ASA. This facility bears interest at LIBOR plus a margin of 3%. The amount available under the facility reduces quarterly, with a bullet reduction of $65.0 million on maturity in February 2017.

j)	Agreement, dated September 11, 2012, between Teekay Corporation and Teekay Offshore Partners L.P., relating to the purchase of the Voyageur Spirit.

k)	Agreement, dated January 25, 2013, for NOK 500,000,000 Senior Unsecured Bonds due January 2016, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.00% per annum.

l)	Agreement, dated January 25, 2013, for NOK 800,000,000 Senior Unsecured Bonds due January 2018, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.75% per annum.

m)	Agreement, dated February 27, 2013, for a commercial facility of U.S. $260,000,000 and a GIEK facility of $70,000,000 between Voyageur L.L.C. and ING Capital L.L.C. The total amount of the debt facility is U.S. $330,000,000. The commercial facility bears interest at LIBOR plus a margin of 3.25%. The amount available under the commercial facility reduces quarterly, with a bullet reduction of $78.8 million on maturity in April, 2018. The GIEK facility bears interest at LIBOR plus a margin of 2.92%. The amount available under the GIEK facility reduces quarterly, with a bullet reduction of $1.7 million on maturity in July 2020.

n)	Agreement, dated September 10, 2013, for $174,150,000 senior secured bonds due December 2013 between Teekay Shuttle Tanker Finance L.L.C. and Wells Fargo.

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

Distributions

We have elected to be taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain, which will be either long term or short term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends paid with respect to our common units generally will be treated as “passive category income”.

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common units are traded); (ii) we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below); (iii) the Non-Corporate U.S. Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend; (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a Non-Corporate U.S. Holder. Any dividends paid on our common units not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common stockholder’s adjusted basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss derived by a Non-Corporate U.S. Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common units.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise and (b) U.S.-source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of units. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common units.

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

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such pro rata share would not exceed the income allocable to dividends on our units, although ordinary earnings could be allocated to a unitholder in a taxable year before the dividend is paid. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common units and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distribution received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years or, if shorter, the Non-Electing Holder’s holding period for our common units), and (ii) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our common units;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder owns units, we are a PFIC, and the total value of all PFIC units that such U.S. Holder directly or indirectly exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common units. In addition, if a Non-Electing Holder who is an individual dies while owning our common units, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common units.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our units under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisor regarding the possible application of this disclosure requirement.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our common units unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a U.S. trade or business and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Common Units

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common units unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a U.S. trade or business and the disposition of our common unit is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

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

Canadian Federal Income Tax Consequences. The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act) that we believe are relevant to holders of common units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times, resident in the United States and entitled to all of the benefits of the Canada-U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.

We are considered to be a partnership under Canadian federal income tax laws and therefore not a taxable entity for Canadian tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by us to the U.S. Resident Holder in respect of such U.S. Resident Holder’s common units, provided that (a) we do not carry on business in Canada for purposes of the Canada Tax Act and (b) such U.S. Resident Holder does not hold such common units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

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

We believe that our activities and affairs and the activities and affairs of OPCO, a Marshall Island limited partnership in which we own a 100% limited partnership interest, are conducted in such a manner that both we and OPCO are not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of our common units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is resident and based in Bermuda) provides certain services to Teekay Offshore Partners L.P. and OPCO and obtains some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and, subject to any relief provided under the Canada-U.S. Treaty, would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by us in Canada. The Canada-U.S. Treaty contains a treaty benefit denial rule which may have the effect of denying relief thereunder from Canadian taxation to U.S. Resident Holders in respect of any income attributable to a business carried on by us in Canada.

Although we do not intend to do so, there can be no assurance that the manner in which we and OPCO carry on our respective activities will not change from time to time as circumstances dictate or warrant in a manner that may cause U.S. Resident Holders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR or NIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about financial instruments as at December 31, 2013 that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	2014	2015	2016	2017	2018	There- after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.)(2)	806.0	149.8	226.9	245.5	216.9	411.0	2,056.1	2,009.4	2.1%
Variable Rate (NOK)(3)	—	—	82.4	98.7	131.8	—	312.9	322.4	6.5%

Interest Rate Swaps:
Contract Amount (4)	361.4	286.4	156.9	128.9	137.7	662.9	1,734.2	141.1	3.6%
Average Fixed Pay Rate(2)	3.5%	3.7%	3.2%	1.2%	1.1%	4.7%	3.6%

(1)	Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of December 31, 2013 ranged between 0.30% and 3.25% based on LIBOR and between 4.00% and 5.75% based on NIBOR.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on NOK-denominated debt and interest rate swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with three cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars. Please see the table in the Foreign Currency Fluctuation Risk section below and read Item 18 – Financial Statements: Note 11 – Derivative Instruments.
(4)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Brazilian Reals, British Pounds, Euros and Singapore Dollars. For the years ended December 31, 2013 and 2012, approximately 51.1% and 49.9%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge these currency fluctuation risks in the future. At December 31, 2013, we were committed to the following foreign currency forward contracts:

	Contract Amount	Average	Expected Maturity
	in Foreign Currency	Forward	2014	2015
	(thousands)	Rate (1)	(in thousands of U.S. Dollars)
Norwegian Kroner	333,000	6.02	49,563	5,764

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our Norwegian Kroner-denominated bonds; however we have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 18 – Financial Statements: Note 11 – Derivative Instruments.

As at December 31, 2013, we were committed to the following cross currency swaps:

Principal Amount NOK	Principal Amount USD				Fair Value /
					Asset
		Floating Rate Receivable			(Liability)
		Reference		Fixed Rate	(Thousands of	Remaining
(Thousands)		Rate	Margin	Payable	U.S. Dollars)	Term (years)
600,000	101,351	NIBOR	5.75%	7.49%	(5,503)	3.1
500,000	89,710	NIBOR	4.00%	4.80%	(8,185)	2.1
800,000	143,536	NIBOR	4.75%	5.93%	(11,745)	4.1

					(25,433)

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at December 31, 2013, we were not committed to any bunker fuel swap contracts.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities and Exchange Act of 1934, as amended (or the Exchange Act)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2013.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2013.

Our independent auditors, KPMG LLP, a registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December  31, 2013.

Item 16A. Audit Committee Financial Expert

The board of directors of our General Partner has determined that director John J. Peacock qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

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

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2013 and 2012 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP for 2013 and 2012.

	2013	2012
	(in thousands of U.S. dollars)
Audit Fees (1)	$771	$716
Audit-related Fees (2)	10	17
Tax Fees (3)	31	30

Total	$812	$763

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings, including professional services in connection with the review of our regulatory filings for our follow-on offering of common units.
(2)	For 2013, audit-related fees relate primarily to assistance with general accounting issues.
(3)	For 2013 and 2012, tax fees relate primarily to corporate tax compliance fees.

The Audit Committee of our general partner’s Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2013.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements, together with the related reports of KPMG LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P. (1)

1.2	First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)

1.3	Certificate of Formation of Teekay Offshore GP L.L.C. (1)

1.4	Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (1)

1.5	Certificate of Limited Partnership of Teekay Offshore Operating L.P. (1)

1.6	Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating Partners L.P. (1)

1.7	Certificate of Formation of Teekay Offshore Operating GP L.L.C. (1)

1.8	Amended and Restated Limited Liability Company Agreement of Teekay Offshore Operating GP L.L.C. (1)

2.1	Agreement, dated November 25, 2010, among Teekay Offshore Partners L.P., Teekay Offshore Operating L.P. and Norsk Tillitsman ASA for NOK 600,000,000 Senior Unsecured Bonds due 2013. (5)

2.2	Agreement, dated January 25, 2012, among Teekay Offshore Partners L.P. and Norsk Tillitsman ASA for NOK 600,000,000 Senior Unsecured Bonds due 2017. (6)

2.3	Agreement, dated January 25, 2013, among Teekay Offshore Partners L.P. and Norsk Tillitsman ASA for NOK 500,000,000 Senior Unsecured Bonds due 2016. (8)

2.4	Agreement, dated January 25, 2013, among Teekay Offshore Partners L.P. and Norsk Tillitsman ASA for NOK 800,000,000 Senior Unsecured Bonds due 2018. (8)

2.5	Agreement, dated May 29, 2013, between Teekay Offshore Partners L.P. and J.P. Morgan Securities L.L.C. to offer and sell common units having an aggregate offering price of up to $100,000,000 under the Continuous Offering Program. (9)

2.6	Agreement, dated September 10, 2013, between Teekay Shuttle Tanker Finance L.L.C. and Wells Fargo for senior secured bonds $174,150,000 due 2023.

4.1	Agreement, dated June 26, 2003, for a U.S $455,000,000 Revolving Credit Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (1)

4.2	Agreement, dated October 2, 2006, for a U.S $940,000,000 Revolving Credit Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. (1)

4.3	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. (1)

4.4	Amended and Restated Omnibus Agreement. (1)

4.5	Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited. (3)

4.6	Advisory, Technical and Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited. (3)

4.7	Administrative Services Agreement between Teekay Offshore Partners L.P. and Teekay Limited. (3)

4.8	Agreement, dated March 8, 2011, between Teekay Holdings Limited and Teekay Offshore Partners L.P., relating to the purchase of limited partner interests of Teekay Offshore Operating L.P. (5)

4.9	Agreement, dated February 23, 2012, among Piranema L.L.C. and Den Norske Bank ASA for a U.S. $130,000,000 debt facility maturing in 2017.(8)

4.10	Business Development Services Agreement between Teekay Offshore Holdings L.L.C. and Teekay Shipping Limited. (8)

4.11	Agreement, dated September 11, 2012, between Teekay Corporation and Teekay Offshore Partners L.P., relating to the purchase of the Voyageur Spirit. (7)

4.12	Agreement, dated February 27, 2013, between Voyageur L.L.C. and ING Capital L.L.C. for U.S. $ 330,000,000 debt facility due 2020.

8.1	List of Subsidiaries of Teekay Offshore Partners L.P.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Financial Officer.

13.1	Teekay Offshore Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG LLP, as independent registered public accounting firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 4, 2006, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as Appendix A to our Rule 424(b)(4) Prospectus filed with the SEC on December 14, 2006, and hereby incorporated by reference to such Prospectus.

(3)	Previously filed as an exhibit to our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 8, 2006, and hereby incorporated by reference to such Registration Statement.

(4)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No.1-33198), filed with the SEC on April 11, 2011, and hereby incorporated by reference to such Report.

(5)	Previously filed as an exhibit to our Report on Form 6-K (File No.1-33198), filed with the SEC on September 11, 2012, and hereby incorporated by reference to such Report.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No. 33198), filed with the SEC on April 11, 2013, and hereby incorporated by reference to such Report.

(7)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on May 29, 2013, and hereby incorporated by reference to such Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its General Partner

Date: April 29, 2014	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of

Teekay Offshore Partners L.P.

We have audited the accompanying consolidated balance sheets of Teekay Offshore Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2013 and 2012, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 29, 2014 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.

Vancouver, Canada	/s/ KPMG LLP
April 29, 2014	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Teekay Offshore Partners L.P.

We have audited Teekay Offshore Partners L.P. and subsidiaries’ (the “Partnership”) internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Partnership as at December 31, 2013 and 2012, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2013, and our report dated April 29, 2014, expressed an unqualified opinion on those consolidated financial statements.

Vancouver, Canada	/s/ KPMG LLP
April 29, 2014	Chartered Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except unit and per unit data)

	Year Ended December 31 2013 $	Year Ended December 31 2012 $	Year Ended December 31 2011 $
REVENUES (note 10)	930,739	901,227	840,982

OPERATING EXPENSES
Voyage expenses	103,643	110,483	97,584
Vessel operating expenses (notes 10 and 11)	344,128	317,576	307,960
Time-charter hire expense	56,682	56,989	74,478
Depreciation and amortization	199,006	189,364	171,730
General and administrative (notes 10, 11 and 16)	44,473	34,581	37,133
Write down and loss on sale of vessels (note 18)	76,782	24,542	37,039
Restructuring charge (note 9)	2,607	1,115	3,924

Total operating expenses	827,321	734,650	729,848

Income from vessel operations	103,418	166,577	111,134

OTHER ITEMS
Interest expense (notes 7 and 10)	(62,855)	(47,508)	(35,929)
Interest income	2,561	1,027	659
Realized and unrealized gains (losses) on derivative instruments (note 11)	34,820	(26,349)	(159,744)
Equity income (note 19)	6,731	—	—
Foreign currency exchange (loss) gain (note 11)	(5,278)	(315)	1,500
Loss on bond repurchase (note 7)	(1,759)	—	—
Other income – net	1,144	1,538	3,683

Total other items	(24,636)	(71,607)	(189,831)

Income (loss) from continuing operations before income tax (expense) recovery	78,782	94,970	(78,697)
Income tax (expense) recovery (note 12)	(2,225)	10,477	(6,679)

Net income (loss) from continuing operations	76,557	105,447	(85,376)
Net (loss) income from discontinued operations (notes 10 and 18)	(4,642)	17,568	(11,495)

Net income (loss)	71,915	123,015	(96,871)

Non-controlling interests in net income (loss) from continuing operations	(19,089)	58	18,901
Non-controlling interests in net income (loss) from discontinued operations	—	—	3,553
Non-controlling interests in net income (loss)	(19,089)	58	22,454
Dropdown Predecessor’s interest in net income (loss) (note 2)	(2,225)	—	(15,075)
Preferred unitholders’ interest in net income (loss) (note 15)	7,250	—	—
General Partner’s interest in net income (loss) from continuing operations	14,126	12,827	3,775
General Partner’s interest in net income (loss) from discontinued operations	(452)	(1,772)	621
General Partner’s interest in net income (loss)	13,674	11,055	4,396
Limited partners’ interest in net income (loss) from continuing operations	76,495	92,562	(92,977)
Limited partners’ interest in net income (loss) from continuing operations per common unit - basic (note 15)	0.93	1.26	(1.49)
Limited partners’ interest in net income (loss) from continuing operations per common unit - diluted (note 15)	0.93	1.26	(1.49)
Limited partners’ interest in net income (loss) from discontinued operations	(4,190)	19,340	(15,669)
Limited partners’ interest in net income (loss) from discontinued operations per unit - basic (note 15)	(0.05)	0.26	(0.25)
Limited partners’ interest in net income (loss) from discontinued operations per unit -diluted (note 15)	(0.05)	0.26	(0.25)
Limited partners’ interest in net income (loss)	72,305	111,902	(108,646)
Limited partners’ interest in net income (loss) per common unit - basic (note 15)	0.88	1.52	(1.74)
Limited partners’ interest in net income (loss) per common unit - diluted (note 15)	0.88	1.52	(1.74)

Weighted-average number of common units outstanding - basic	82,634,000	73,750,951	62,362,072
Weighted-average number of common units outstanding - diluted	82,659,179	73,750,951	62,362,072

Cash distributions declared per unit	2.11	2.04	1.98
Related party transactions (note 10)

The accompanying notes are an integral part of the consolidated financial statements

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars)

	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $
Net income (loss)	71,915	123,015	(96,871)

Other comprehensive income (loss):
Unrealized net gain on qualifying cash flow hedging instruments (note 11)	6	713	319
Realized net loss (gain) on qualifying cash flow hedging instruments (note 11)	52	(217)	(2,345)

Other comprehensive income (loss)	58	496	(2,026)

Comprehensive income (loss)	71,973	123,511	(98,897)

Non-controlling interest in comprehensive income (loss)	(19,089)	58	22,889
Dropdown Predecessor’s interest in comprehensive income (loss) (note 2)	(2,225)	—	(15,075)
Preferred unitholders’ interest in comprehensive income (loss)	7,250	—	—
General and limited partners’ interest in comprehensive income (loss)	86,037	123,453	(106,711)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	December 31	December 31
	2013	2012
	$	$
ASSETS
Current
Cash and cash equivalents	219,126	206,339
Accounts receivable, including non-trade of $40,043 (December 31, 2012 - $7,714) (notes 11 and 13a)	176,265	91,879
Vessel held for sale (note 3a)	—	13,250
Net investments in direct financing leases - current (note 8)	5,104	5,647
Prepaid expenses	31,675	29,384
Due from affiliates (note 10k)	15,202	29,682
Current portion of derivative instruments (note 11)	500	12,398
Other current assets	3,051	8

Total current assets	450,923	388,587

Vessels and equipment
At cost, less accumulated depreciation of $1,016,812 (December 31, 2012 - $1,080,558)	3,089,582	2,327,337
Advances on newbuilding contracts	—	127,286
Net investments in direct financing leases (note 8)	22,463	27,568
Investment in joint venture (note 19)	52,120	—
Derivative instruments (note 11)	10,323	2,913
Deferred tax asset (note 12)	7,854	8,948
Other assets	35,272	28,112
Intangible assets – net (note 5b)	10,436	15,527
Goodwill (note 5a)	127,113	127,113

Total assets	3,806,086	3,053,391

LIABILITIES AND EQUITY
Current
Accounts payable	15,753	15,220
Accrued liabilities (notes 6, 9, 11, 13a)	138,156	61,708
Deferred revenues	29,075	22,641
Due to affiliates (note 10k)	121,864	47,810
Current portion of derivative instruments (note 11)	47,944	47,748
Current portion of long-term debt (note 7)	806,009	248,385
Current portion of in-process revenue contracts (note 5c)	12,744	12,744

Total current liabilities	1,171,545	456,256

Long-term debt (note 7)	1,562,967	1,521,247
Derivative instruments (note 11)	121,135	213,731
In-process revenue contracts (note 5c)	88,550	101,294
Other long-term liabilities	23,984	26,819

Total liabilities	2,968,181	2,319,347

Commitments and contingencies (notes 7, 8, 11 and 13)
Redeemable non-controlling interest (note 13b)	16,564	28,815
Equity
Limited partners - common units (85.5 and 80.1 million units issued and outstanding at December 31, 2013 and December 31, 2012, respectively)	621,002	640,990
Limited partners - preferred units (6.0 and nil million units issued and outstanding at December 31, 2013 and December 31, 2012, respectively) (note 15)	144,800	—
General Partner	21,242	20,162
Accumulated other comprehensive loss	—	(58)

Partners’ equity	787,044	661,094

Non-controlling interests	34,297	44,135

Total equity	821,341	705,229

Total liabilities and total equity	3,806,086	3,053,391

Subsequent events (note 20)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

Cash and cash equivalents provided by (used for)	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $
OPERATING ACTIVITIES
Net income (loss)	71,915	123,015	(96,871)
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 11)	(91,837)	(39,538)	107,860
Equity income	(6,731)	—	—
Depreciation and amortization	200,242	194,631	187,710
Write down and loss on sale of vessels (note 18)	95,247	32,217	91,108
Deferred income tax expense (recovery) (note 12)	2,150	(8,808)	(614)
Amortization of in-process revenue contracts	(12,744)	(12,714)	(1,148)
Foreign currency exchange (gain) loss and other	(35,522)	15,260	3,820
Change in non-cash working capital items related to operating activities	51,999	(17,447)	(11,296)
Expenditures for dry docking	(19,332)	(19,122)	(26,407)

Net operating cash flow	255,387	267,494	254,162

FINANCING ACTIVITIES
Proceeds from long-term debt	1,140,237	318,645	457,530
Scheduled repayments of long-term debt	(266,874)	(146,162)	(110,694)
Prepayments of long-term debt	(466,781)	(445,698)	(125,562)
Debt issuance costs	(14,797)	(4,361)	(682)
Purchase of 49% interest in Teekay Offshore Operating L.P. (note 10c)	—	—	(386,267)
Purchase of vessels from Teekay Corporation (note 10g and 14e)	(234,125)	—	(60,683)
Purchase of VOC equipment from Teekay Corporation (note 10f)	—	(12,848)	—
Proceeds from issuance of common units (note 15)	119,588	265,393	420,146
Proceeds from issuance of preferred units (note 15)	150,000	—	—
Expenses relating to equity offerings	(5,837)	(8,164)	(222)
Cash distributions paid by the Partnership	(199,892)	(169,692)	(166,303)
Other	10,346	(3,120)	8,055

Net financing cash flow	231,865	(206,007)	35,318

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(455,578)	(87,408)	(148,480)
Purchase of equity investment in Itajai FPSO joint venture (net of cash acquired of $1.3 million) (note 10h and 14e)	(52,520)	—	—
Purchase of Piranema Spirit (note 17)	—	—	(161,851)
Proceeds from sale of vessels and equipment	27,986	35,235	13,354
Direct financing lease payments received	5,647	17,091	20,948

Net investing cash flow	(474,465)	(35,082)	(276,029)

Increase in cash and cash equivalents	12,787	26,405	13,451
Cash and cash equivalents, beginning of the year	206,339	179,934	166,483

Cash and cash equivalents, end of the year	219,126	206,339	179,934

Supplemental cash flow disclosure (note 14)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 2)

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
		Limited Partners
	Dropdown Predecessor Equity	Common Units	Common Units and Additional Paid-in Capital	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income (Loss) (Note 11)	Non- controlling Interests	Total Equity	Redeemable Non- controlling Interest
	$	#	$	#	$	$	$	$	$	$
Balance as at December 31, 2010	—	55,238	540,355	—	—	16,473	745	170,876	728,449	41,725

Net loss	(15,075)	—	(108,646)	—	—	4,396	—	22,454	(96,871)	—
Reclassification of redeemable non-controlling interest in net loss	—	—	—	—	—	—	—	(6,601)	(6,601)	6,601
Other comprehensive (loss) income	—	—	—	—	—	—	(2,461)	435	(2,026)	—
Cash distributions	—	—	(121,152)	—	—	(8,171)	—	(26,961)	(156,284)	(10,019)
Contribution of capital by joint venture partner	—	—	—	—	—	—	—	3,750	3,750	—
Proceeds from equity offering, net of offering costs (note 15)	—	15,389	411,522	—	—	8,402	—	—	419,924	—
Contribution of capital from Teekay Corporation to Rio das Ostras (note 10b)	—	—	1,960	—	—	40	—	—	2,000	—
Purchase of 49% of Teekay Offshore Operating L.P. (note 10c)	—	—	(254,237)	—	—	(5,189)	1,162	(128,003)	(386,267)	—
Conversion of intercorporate debt to equity (note 10d)	—	—	—	—	—	—	—	36,905	36,905	—
Purchase of Peary Spirit LLC (note 10d)	—	—	(5,386)	—	—	(110)	—	(32,233)	(37,729)	—
Net change in Parent’s equity in Dropdown Predecessor(note 10e)	12,519	—	—	—	—	—	—	—	12,519	—
Purchase of Scott Spirit LLC (note 10e)	2,556	—	(34,880)	—	—	(712)	—	—	(33,036)	—

Balance as at December 31, 2011	—	70,627	429,536	—	—	15,129	(554)	40,622	484,733	38,307

Net income	—	—	111,902	—	—	11,055	—	58	123,015	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	4,520	4,520	(4,520)
Other comprehensive income	—	—	—	—	—	—	496	—	496	—
Cash distributions	—	—	(149,631)	—	—	(11,274)	—	(3,815)	(164,720)	(4,972)
Contribution of capital by joint venture partner	—	—	—	—	—	—	—	2,750	2,750	—
Proceeds from equity offering, net of offering costs (note 15)	—	9,479	251,921	—	—	5,308	—	—	257,229	—
Purchase of VOC equipment from Teekay Corporation (note 10f)	—	—	(2,738)	—	—	(56)	—	—	(2,794)	—

Balance as at December 31, 2012	—	80,106	640,990	—	—	20,162	(58)	44,135	705,229	28,815

Net income	(2,225)	—	72,305	—	7,250	13,674	—	(19,089)	71,915	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	6,391	6,391	(6,391)
Other comprehensive income	—	—	—	—	—	—	58	—	58	—
Cash distributions	—	—	(172,150)	—	(5,891)	(14,101)	—	—	(192,142)	—
Distribution of capital to joint venture partner	—	—	—	—	—	—	—	(1,890)	(1,890)	(5,860)
Contribution of capital by joint venture partner	—	—	—	—	—	—	—	4,750	4,750	—
Equity based compensation	—	—	946	—	—	—	—	—	946	—
Proceeds from equity offering, net of offering costs (note 15)	—	3,900	115,762	6,000	144,800	3,189	—	—	263,751	—
Purchase of Voyageur LLC from Teekay Corporation (note 10g)	(201,752)	—	(76,019)	—	—	(1,551)	—	—	(279,322)	—
Net proceeds from equity offering to Teekay Corporation for purchase of Voyageur LLC (note 10g)	—	1,447	44,268	—	—	—	—	—	44,268	—
Net change in Teekay Corporation’s equity in Dropdown Predecessor (note 10g)	203,977	—	—	—	—	—	—	—	203,977	—
Distribution of capital to Teekay Corporation related to acquisition of equity investment in Itajai FPSO joint venture (note 10h)	—	—	(6,459)	—	—	(131)	—	—	(6,590)	—
Other	—	—	1,359	—	(1,359)	—	—	—	—	—

Balance as at December 31, 2013	—	85,453	621,002	6,000	144,800	21,242	—	34,297	821,341	16,564

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

1.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor (see note 2). As discussed in note 18, the Partnership disposed of certain conventional tankers during 2013, 2012 and 2011. The Partnership has retrospectively adjusted its prior period consolidated financial statements to comparably classify the amounts related to the operations of these conventional tankers as discontinued operations.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

The Partnership presents non-controlling ownership interests in subsidiaries in the consolidated financial statements within the equity section, but separate from the Partners’ equity. However, in instances in which certain redemption features that are not solely within the control of the issuer are present, classification of non-controlling interests outside of permanent equity is required. The holder of the non-controlling interest of one of the Partnership’s subsidiaries holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest (see note 13b). As a result, the non-controlling interest that is subject to this redemption feature is not included on the Partnership’s consolidated balance sheet as part of the total equity and is presented as redeemable non-controlling interest above the equity section but below the liabilities section on the Partnership’s consolidated balance sheet.

In order to more closely align the Partnership’s presentation to many of its peers, the cost of ship management services of $34.9 million for the year ended December 31, 2013 have been presented in vessel operating expenses with effect from January 1, 2013 in the Partnership’s consolidated statements of income (loss). Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified for the year ended December 31, 2012 and 2011 were $38.7 million and $33.5 million, respectively.

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

Operating revenues and expenses

Contracts of Affreightment and Voyage Charters

Revenues from contracts of affreightment and voyage charters are recognized on a proportionate performance method. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. The Partnership used a discharge-to-discharge basis in determining proportionate performance for all voyage charters, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Partnership does not begin recognizing revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Time Charters, Bareboat Charters and FPSO Contracts

Operating Leases - The Partnership recognizes revenues from the time charters, bareboat charters and floating, production, storage and offloading (or FPSO) contracts accounted for as operating leases daily over the term of the charter as the applicable vessel operates under the charter. Receipt of incentive-based revenue from the Partnership’s FPSO units is dependent upon its operating performance and such revenue is recognized when earned by fulfillment of the applicable performance criteria. The Partnership does not recognize revenue during days that the vessel is off hire unless the contract provides for compensation while off hire.

Direct Financing Leases - Charter contracts that are accounted for as direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The lease revenue is recognized on an effective interest rate method over the lease term and is included in revenues. Revenue from rendering of services are recognized as service is performed. Revenues are not recognized during days that the vessel is off-hire unless the contract provides for compensation while off hire.

The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned or incurred, respectively, in subsequent periods.

Operating Expenses

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

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

Investment in joint venture

This investment in a joint venture is accounted for using the equity method of accounting. Under the equity method of accounting, the investment is stated at initial cost, is adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. The Partnership evaluates its investment in the joint venture for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s consolidated statements of income (loss).

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Shuttle and conventional tankers are depreciated using an estimated useful life of 20 to 25 years commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessel for the estimated useful life. FPSO units are depreciated using an estimated useful life of 20 to 25 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. Floating storage and off take (or FSO) units are depreciated over the term of the contract. Depreciation of vessels and equipment from continuing operations (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2013, 2012, and 2011, totalled $171.4 million, $158.0 million, and $135.4 million, respectively. Depreciation and amortization includes depreciation on all owned vessels.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2013, 2012, and 2011 totaled $19.6 million, $1.5 million and $5.9 million, respectively.

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

Dry-docking activity for the three years ended December 31, 2013, 2012, and 2011 is summarized as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Balance at beginning of the year	45,909	60,158	71,349
Cost incurred for dry docking	19,020	19,101	24,507
Dry-docking amortization relating to continuing operations	(22,559)	(25,267)	(29,276)
Dry-docking amortization relating to discontinued operations	(360)	(2,087)	(5,190)
Write down / sale of capitalized dry-dock expenditure	(475)	(5,996)	(1,232)

Balance at end of the year	41,535	45,909	60,158

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

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts and certain types of interest rate swaps that it may enter into the future (see note 11).

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Unit-based compensation

The Partnership grants restricted unit awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value of the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. Unit-based compensation expenses are recorded under general and administrative expenses in the Partnership’s consolidated statements of income (loss).

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

Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the consolidated financial statements based on guidance in the interpretation. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax recovery (expense).

Accumulated other comprehensive income (loss)

The following table contains the changes in the balance of the Partnership’s only component of accumulated other comprehensive income (loss) for the periods presented:

Qualifying Cash
Flow Hedging
Instruments
$
Balance as at December 31, 2010	745
Other comprehensive loss	(2,461)
Purchase of 49% of Teekay Offshore Operating L.P. (or OPCO) (note 10c)	1,162

Balance as at December 31, 2011	(554)
Other comprehensive income	496

Balance as at December 31, 2012	(58)
Other comprehensive income	58

Balance as at December 31, 2013	—

2.	Dropdown Predecessor

The Partnership has accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels (the Scott Spirit and the Voyageur Spirit, collectively referred to herein as the Dropdown Predecessor) during the periods they were under common control of Teekay Corporation.

On May 2, 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit, a FPSO unit. The Partnership’s financial statements to account for the common control transfer of the Voyageur Spirit FPSO unit decreased the Partnership’s net income and comprehensive income by $2.2 million for the year ended December 31, 2013.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

On October 1, 2011, the Partnership acquired from Teekay Corporation a shuttle tanker unit, the Scott Spirit. The Partnership’s financial statements to account for the common control transfer of the Scott Spirit shuttle tanker increased the Partnership’s net loss and comprehensive loss by $15.1 million for the year ended December 31, 2011.

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

The consolidated financial statements reflect the consolidated financial position, results of operations and cash flows of the Partnership and its subsidiaries, including, as applicable, the Dropdown Predecessor. In the preparation of these consolidated financial statements interest expense and realized and unrealized gains (losses) on derivative instruments were not identifiable as relating solely to each specific vessel. Amounts have been allocated to the Dropdown Predecessor for interest expense and realized and unrealized gains (losses) on derivative instruments for the years ended December 31, 2013 and 2011, respectively (see notes 10e and g). Management believes these allocations reasonably present the interest expense and realized and unrealized gains (losses) on derivative instruments of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay Corporation to the Dropdown Predecessor and such estimates may not be reflective of actual results.

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

Contingent consideration liability – On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million (see note 10e). The purchase price was subject to an adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. The fair value of the liability was the estimated amount that the Partnership would pay Teekay Corporation on September 30, 2012 and 2013, taking into account the Partnership’s secured contracts, new projects, and forecasted revenues. The estimated amount was the present value of the remaining future cash flows.

Changes in fair value during the year ended December 31, 2013, 2012 and 2011, for the Partnership’s contingent consideration liability, relating to the acquisition of the Scott Spirit, that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
	$	$	$
Balance at beginning of period	(5,681)	(10,894)	—
Initial liability included in Partners’ Equity	—	—	(10,082)
Settlement of liability	6,000	5,870	—
Unrealized loss included in Other income - net	(319)	(657)	(812)

Balance at end of period	—	(5,681)	(10,894)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The estimated fair value of the Partnership’s contingent consideration liability is based in part upon the Partnership’s projection of incremental revenue secured during the period from September 1, 2011 to October 1, 2013, based primarily on the estimated number of new ship days, the daily rate for those new ship days, pursuant to new contracts, and the change in rate on existing ship days. The estimated fair value of the consideration liability as of December 31, 2012 is based upon estimated new ship days of 219 days (787 days – December 31, 2011) at an average daily hire rate of $59,255 ($53,043 – December 31, 2011) and a net increase in the daily rate of $15,532 ($nil – December 31, 2011) for 365 (nil – December 31, 2011) existing ship days. In developing and evaluating these estimates, the Partnership has used the actual number of new ship days and corresponding daily hire rate for the period subsequent to September 30, 2011, but prior to the date of valuation, forecasts for future periods and probabilities of such results, as well as the minimum (zero) and maximum ($12.0 million) payout amount as provided for in the contingent consideration formula. A different number of days, average daily hire rates, or probability of achieving these days and average daily hire rate, would result in a lower fair value liability. On October 1, 2012, the Partnership repaid a portion of the liability, which at the repayment date was $5.9 million. On October 1, 2013, the Partnership repaid the remainder of the liability, which at the repayment date was $6.0 million.

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

		December 31, 2013		December 31, 2012
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents	Level 1	219,126	219,126	206,339	206,339
Contingent consideration(note 10e)	Level 3	—	—	(5,681)	(5,681)
Derivative instruments (note 11)
Interest rate swap agreements	Level 2	(141,143)	(141,143)	(270,731)	(270,731)
Cross currency swap agreement	Level 2	(25,433)	(25,433)	13,435	13,435
Foreign currency forward contracts	Level 2	(842)	(842)	2,153	2,153
Non-Recurring:
Vessel held for sale	Level 2	—	—	13,250	13,250
Vessels and equipment (note 18)	Level 2	17,250	17,250	—	—
Vessels and equipment	Level 3	—	—	17,979	17,979
Other:
Long-term debt - public (note 7)	Level 1	(487,097)	(496,609)	(215,641)	(221,086)
Long-term debt - non-public (note 7)	Level 2	(1,881,879)	(1,835,218)	(1,553,991)	(1,452,136)

b)	Financing receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Credit Quality Indicator	Grade	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
Direct financing leases	Payment activity	Performing	27,567	33,215

4.	Segment Reporting

The Partnership is engaged in the international marine transportation of crude oil and in the offshore processing and storage of crude oil through the operation of its oil tankers, FSO units and FPSO units. The Partnership’s revenues are earned in international markets.

The Partnership has four reportable segments: its shuttle tanker segment; its FPSO segment; its conventional tanker segment; and its FSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s FPSO segment consists of its FPSO units to service its FPSO contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts or bareboat charter contracts. The results below exclude seven conventional tankers as they are determined to be discontinued operations. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Partnership’s consolidated revenues from continuing operations during the periods presented.

(U.S. dollars in millions)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Petrobras Transporte S.A (1)	$228.9 or 25%	$259.3 or 28%	$211.8 or 24%
Statoil ASA (2)	$183.0 or 20%	$198.0 or 21%	$206.0 or 24%
Talisman Energy Inc(3)	$122.1 or 13%	$123.0 or 13%	$113.1 or 13%

(1)	Shuttle tanker and FPSO segments
(2)	Shuttle tanker segment
(3)	FPSO segment
(4)	Shuttle tanker, conventional tanker and FSO segments
(5)	Excludes the results of seven conventional tankers as they have been determined to be discontinued operations.

The following tables include results for these segments for the periods presented in these consolidated financial statements.

Year ended December 31, 2013
	Shuttle Tanker Segment	FPSO Segment (2)	Conventional Tanker Segment	FSO Segment	Total
Revenues	552,019	284,932	34,772	59,016	930,739
Voyage expenses	99,543	—	4,532	(432)	103,643
Vessel operating expenses	152,986	152,616	5,813	32,713	344,128
Time-charter hire expense	56,682	—	—	—	56,682
Depreciation and amortization	115,913	66,404	6,511	10,178	199,006
General and administrative (1)	21,821	17,742	2,357	2,553	44,473
Write down and loss on sale of vessels	76,782	—	—	—	76,782
Restructuring charge	2,169	—	438	—	2,607

Income from vessel operations	26,123	48,170	15,121	14,004	103,418

Equity income	—	6,731	—	—	6,731
Investment in joint venture	—	52,120	—	—	52,120
Expenditures for vessels and equipment(3)	427,069	28,260	68	181	455,578
Expenditures for dry docking	17,487	—	1,533	—	19,020

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Year ended December 31, 2012
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	569,519	231,688	37,119	62,901	901,227
Voyage expenses	104,394	—	5,689	400	110,483
Vessel operating expenses	160,957	111,855	6,509	38,255	317,576
Time-charter hire expense	56,989	—	—	—	56,989
Depreciation and amortization	122,921	50,905	6,500	9,038	189,364
General and administrative(1)	20,146	11,208	1,389	1,838	34,581
Write down and loss on sale of vessels	24,542	—	—	—	24,542
Restructuring charge	647	—	468	—	1,115

Income from vessel operations	78,923	57,720	16,564	13,370	166,577

Equity income	—	—	—	—	—
Investment in joint venture	—	—	—	—	—
Expenditures for vessels and equipment	83,491	3,055	598	264	87,408
Expenditures for dry docking	14,977	—	70	4,054	19,101

Year ended December 31, 2011
	Shuttle Tanker	FPSO	Conventional Tanker	FSO
	Segment	Segment	Segment	Segment	Total
Revenues	573,296	173,836	31,119	62,731	840,982
Voyage expenses	95,864	—	332	1,388	97,584
Vessel operating expenses	186,642	82,434	6,115	32,769	307,960
Time-charter hire expense	74,478	—	—	—	74,478
Depreciation and amortization	115,637	37,496	6,588	12,009	171,730
General and administrative (1)	24,692	9,756	1,205	1,480	37,133
Write down and loss on sale of vessels	28,270	—	—	8,769	37,039
Restructuring charge	1,227	—	—	2,697	3,924

Income from vessel operations	46,486	44,150	16,879	3,619	111,134

Equity income	—	—	—	—	—
Investment in joint venture	—	—	—	—	—
Expenditures for vessels and equipment (3)	130,363	16,038	2,313	(234)	148,480
Expenditures for dry docking	16,892	—	670	6,945	24,507

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)	Income from vessel operations for the year ended December 31, 2013 excludes $29.2 million, inclusive of the Dropdown Predecessor period, relating to the Voyageur Spirit FPSO. The unit had been declared off-hire retroactive to when it commenced production on April 13, 2013, given a delay in achieving final acceptance from the charterer, up until an interim agreement was reached with the charterer. Please read note 10g for more information. Income from vessel operations for the year ended December 31, 2013 also excludes a further $2.1 million from the Voyageur Spirit FPSO as relating to a production shortfall from August 27, 2013 to December 31, 2013. Under an interim agreement with the charterer, Teekay Corporation has indemnified the Partnership for these amounts which have effectively been treated as reductions to the purchase price of the Voyageur Spirit FPSO (see note 10g).
(3)	Excludes the purchase of the Voyageur Spirit (note 10g), the Itajai (note 10h), and the Piranema Spirit (note 17) FPSO units.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2013	December 31, 2012
	$	$
Shuttle tanker segment	2,004,505	1,758,619
FPSO segment	1,303,229	752,835
Conventional tanker segment	144,723	178,172
FSO segment	102,452	79,629
Unallocated:
Cash and cash equivalents	219,126	206,339
Other assets	32,051	77,797

Consolidated total assets	3,806,086	3,053,391

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

5.	Goodwill, Intangible Assets and In-Process Revenue Contracts

a)	Goodwill

The carrying amount of goodwill for the shuttle tanker segment was $127.1 million as at December 31, 2013 and 2012. In 2013 and 2012, the Partnership conducted a goodwill impairment review of its shuttle tanker segment and concluded that no impairment had occurred.

b)	Intangible Assets

As at December 31, 2013, intangible assets consisted of:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer contracts (shuttle tanker segment)	124,250	(114,204)	10,046
Customer contracts (FPSO segment)	353	(353)	—
Other intangible assets (FPSO segment)	390	—	390

	124,993	(114,557)	10,436

As at December 31, 2012, intangible assets consisted of:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer contracts (shuttle tanker segment)	124,250	(109,153)	15,097
Customer contracts (FPSO segment)	353	(313)	40
Other intangible assets (FPSO segment)	390	—	390

	124,993	(109,466)	15,527

Aggregate amortization expense of intangible assets for the year ended December 31, 2013 was $5.1 million (2012 - $6.0 million, 2011 - $7.1 million), included in depreciation and amortization on the consolidated statements of income (loss). Amortization of intangible assets for the five years subsequent to December 31, 2013 is expected to be $4.0 million (2014), $3.0 million (2015), $2.0 million (2016), $1.0 million (2017) and nil thereafter. Other intangible assets is a trade name which is not amortized.

c)	In-Process Revenue Contracts

As part of the Partnership’s acquisition of the Piranema Spirit (see note 17) on November 30, 2011, the Partnership assumed an FPSO service contract with terms that were less favorable than the then prevailing market terms. As at December 31, 2013, the Partnership has a liability based on the estimated fair value of the contract. The Partnership is amortizing this liability over the estimated remaining term of the contract on a weighted basis based on the projected revenue to be earned under the contract.

Amortization of in-process revenue contracts for the year ended December 31, 2013 was $12.7 million (2012 - $12.7 million, 2011 - $1.1 million), which is included in revenues on the consolidated statements of income (loss). Amortization for the five years subsequent to December 31, 2013 is expected to be $12.7 million (2014), $12.7 million (2015), $12.8 million (2016), $12.7 million (2017), $9.1 million (2018) and $41.3 million (thereafter).

6.	Accrued Liabilities

	December 31, 2013 $	December 31, 2012 $
Voyage and vessel expenses	72,481	33,949
Audit, legal and other general expenses	37,473	2,134
Interest including interest rate swaps	20,185	14,713
Payroll and benefits	6,803	9,864
Income tax payable and other	1,214	1,048

	138,156	61,708

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

7.	Long-Term Debt

	December 31, 2013 $	December 31, 2012 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	743,494	812,509
Norwegian Kroner Bonds due through 2018	312,947	215,641
U.S. Dollar-denominated Term Loans due through 2018	188,854	213,993
U.S. Dollar-denominated Term Loans due through 2023	949,531	527,489
U.S. Dollar Bonds due through 2023	174,150	—

	2,368,976	1,769,632
Less current portion	806,009	248,385

Total	1,562,967	1,521,247

As at December 31, 2013, the Partnership had seven long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $855.4 million, of which $111.9 million was undrawn. The total amount available under the revolving credit facilities reduces by $615.0 million (2014), $59.2 million (2015), $121.9 million (2016), $20.9 million (2017), and $38.4 million (2018). Five of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. Two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 24 of the Partnership’s vessels, together with other related security.

In January 2013, the Partnership issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). As at December 31, 2013, the carrying amount of the bonds was $214.1 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the tranche maturing in 2016 are based on NIBOR plus a margin of 4.00%. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. The Partnership entered into cross currency rate swaps to swap all interest and principal payments into USD, with interest payments fixed at a rate of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018 and the transfer of the principal amount fixed at $89.7 million upon maturity in exchange for NOK 500 million on the tranche maturing in 2016 and fixed at $143.5 million upon maturity in exchange for NOK 800 million on the tranche maturing in 2018 (see note 11).

The Partnership has NOK 600 million of senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at December 31, 2013, the carrying amount of the bonds was $98.8 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see note 11).

The Partnership had NOK 211.5 million in senior unsecured bonds that matured in November 2013 in the Norwegian bond market. The bonds were listed on the Oslo Stock Exchange. Interest payments on the bonds were based on NIBOR plus a margin of 4.75%. The Partnership entered into a cross currency swap to swap the interest payments from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04%, and lock in the transfer of the principal amount at $34.7 million upon maturity in exchange for NOK 211.5 million. The Partnership also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The floating LIBOR rate receivable from the interest rate swap was capped at 3.5%, which effectively resulted in a fixed rate of 1.12% unless LIBOR exceeded 3.5%, in which case the Partnership’s related interest rate effectively floated at LIBOR, but reduced by 2.38%. In January 2013, the Partnership repurchased NOK 388.5 million of the original NOK 600 million bond issue maturing in November 2013 at a premium in connection with the issuance of NOK 1,300 million in senior unsecured bonds as described above. The Partnership recorded a $1.8 million loss on bond repurchase and $6.6 million of realized losses included in foreign currency exchange loss in its consolidated statement of income for the year ended December 31, 2013. In connection with this bond repurchase, the Partnership terminated a similar notional amount of the related cross currency swap and recorded $6.8 million of realized gains included in foreign currency exchange loss in its consolidated statement of income for the year ended December 31, 2013 (see note 11).

As at December 31, 2013, six of the Partnership’s 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $188.9 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the six shuttle tankers to which the loans relate, together with other related security. As at December 31, 2013, the Partnership had guaranteed $55.6 million of these term loans, which represents its 50% share of the outstanding term loans of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $94.4 million and $38.9 million, respectively.

As at December 31, 2013, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit, the Scott Spirit, the Samba Spirit and the Lambada Spirit and for the Rio das Ostras, the Piranema Spirit, and the Voyageur Spirit FPSO units, which in aggregate totaled $949.5 million. For the term loan for the Amundsen Spirit and the Nansen Spirit, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with final bullet payments of $29.0 million due in 2022 and $29.1 million due in 2023, respectively. The Peary Spirit, the Scott Spirit, the Samba Spirit, the Lambada Spirit, the Rio das Ostras, the

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Piranema Spirit and the Voyageur Spirit term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2023 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2013, the Partnership had guaranteed $548.9 million of these term loans and Teekay Corporation had guaranteed $400.6 million.

In September 2013 and November 2013, the Partnership issued in a U.S. private placement a total of $174.2 million of ten-year senior secured bonds to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds mature in December 2023 and accrue interest at a fixed combined rate of 4.96%. As at December 31, 2013, the carrying amount of the bonds was $174.2 million. The bonds are collateralized by first-priority mortgages on the vessels to which the bonds relate, together with other related security.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At December 31, 2013, and December 31, 2012, the margins ranged between 0.30% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at December 31, 2013 was 2.7% (December 31, 2012 – 2.0%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 11).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2013 are $806.0 million (2014), $149.8 million (2015), $309.3 million (2016), $344.2 million (2017), $348.7 million (2018) and $411.0 million (thereafter).

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has one revolving credit facility that requires the Partnership to maintain a vessel value to outstanding drawn principal balance ratio of a minimum of 105%. As at December 31, 2013, this ratio was 122.9%. The vessel value used in this ratio is the appraised values prepared by the Partnership based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio.

As at December 31, 2013 the Partnership and Teekay Corporation were in compliance with all covenants in the credit facilities and long-term debt.

8.	Leases

Charters-out

Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The cost, accumulated depreciation and carrying amount of the vessels accounted for as operating leases at December 31, 2013 were $3.5 billion, $0.8 billion and $2.7 billion, respectively. As at December 31, 2013, minimum scheduled future revenues under these time charters and bareboat charters to be received by the Partnership, then in place were approximately $3.6 billion, comprised of $652.0 million (2014), $607.6 million (2015), $517.8 million (2016), $523.2 million (2017), $344.9 million (2018) and $989.0 million (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2013, revenue from unexercised option periods of contracts that existed on December 31, 2013, or variable or contingent revenues. In addition, minimum scheduled future revenues presented in this paragraph have been reduced by estimated off-hire time for period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

Direct Financing Lease

Leasing of certain VOC equipment is accounted for as direct financing leases. As at December 31, 2013, the minimum lease payments receivable under the direct financing leases approximated $1.0 million (2012 - $3.5 million), including unearned income of $nil (2012 - $0.2 million). As at December 31, 2013, future scheduled payments under the direct financing leases to be received by the Partnership, then in place were approximately $1.0 million, comprised of $1.0 million (2014).

Leasing of the Falcon Spirit FSO unit is accounted for as a direct financing lease. As at December 31, 2013, the minimum lease payments receivable under the direct financing lease approximated $29.9 million (2012 - $38.4 million), including unearned income of $11.8 million (2012 - $17.0 million). The estimated unguaranteed residual value of the leased vessel is $8.5 million. As at December 31, 2013, future scheduled payments under the direct financing lease to be received by the Partnership, were approximately $29.9 million, comprised of $8.6 million (2014), $8.7 million (2015), $8.8 million (2016) and $3.8 million (2017).

Charters-in

As at December 31, 2013, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $33.8 million, comprised of $27.0 million (2014) and $6.8 million (2015). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

9.	Restructuring Charge

During the years ended December 31, 2013 and 2012, the Partnership recognized restructuring charges of $1.6 million and $0.6 million, respectively, relating to the reorganization of the Partnership’s shuttle tanker marine operations and restructuring charges of $0.4 million and $0.5 million, respectively, relating to the reorganization of the Partnership’s conventional tanker marine operations. The purpose of the

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

restructuring is to create better alignment with its marine operations resulting in a lower cost organization going forward. Both reorganizations were completed in 2013. Under these plans, the Partnership recorded restructuring charges in total of $2.2 million and $0.9 million, respectively, since these plans began in 2012.

During the year ended December 31, 2013, the Partnership incurred $0.6 million of restructuring charges related to the reflagging of one shuttle tanker which commenced in September 2013 and was completed in October 2013.

During the year ended December 31, 2011, the Partnership incurred $3.9 million of restructuring charges related to the sale of the Karratha Spirit FSO unit and the termination of the time-charter-out contract for the Basker Spirit shuttle tanker. During the year ended December 31, 2011, the Partnership terminated the employment of certain seafarers for these two vessels.

As of December 31, 2013, 2012 and 2011, restructuring liabilities of $0.7 million, $0.3 million and $nil were recorded in accrued liabilities on the consolidated balance sheets.

10.	Related Party Transactions

a)	The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

b)	On October 1, 2010, the Partnership acquired from Teekay Corporation the Rio das Ostras FPSO unit, which is on a long-term charter to Petroleo Brasileiro SA (or Petrobras), for a purchase price of $157.7 million, plus working capital of $12.4 million. The purchase agreement provides that Teekay Corporation shall reimburse the Partnership for upgrade costs in excess of the upgrade estimate as of the closing date. During the year ended December 31, 2011, Teekay Corporation reimbursed the Partnership for $2.0 million of such upgrade costs, which is reflected as a capital contribution.

c)	On March 8, 2011, the Partnership acquired Teekay Corporation’s 49% interest in OPCO for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and the issuance of 7.6 million of the Partnership’s common units to Teekay Corporation and a 2% proportionate interest to the General Partner in a private placement (see note 15). The acquisition increased the Partnership’s ownership of OPCO to 100%. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value of $128.0 million for the 49% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $258.3 million.

d)	On August 2, 2011, the Partnership acquired from Teekay Corporation the Peary Spirit for a purchase price of $134.5 million. The purchase price was financed through the assumption of debt of $96.8 million and $37.7 million with cash. The excess of $5.5 million of the cash portion of the purchase price over the book value of the net assets of $32.2 million is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $36.9 million of amounts due to Teekay Corporation by Peary Spirit LLC was converted to equity of the vessel entity. For the period October 1, 2010 to August 2, 2011, the Partnership consolidated Peary Spirit LLC on its financial statements as it was considered a variable interest entity and the Partnership was the primary beneficiary.

e)	On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price was subject to an adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. On October 1, 2012, the Partnership repaid a portion of the liability, which at the repayment date was $5.9 million. As at December 31, 2012, the outstanding liability was $5.7 million, which was included in due to affiliates. The remaining liability was settled as of the year end of December 31, 2013. The purchase price was financed through the assumption of debt of $93.3 million and $23.0 million with cash. The excess of $35.6 million of the purchase price over the book value of the net liabilities of $2.6 million, which includes the fair value of an interest rate swap of ($34.6) million, was accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $34.5 million of amounts due to Teekay Corporation by Scott Spirit LLC was converted to equity.

The following costs attributable to the operations of the Scott Spirit were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:

•	Vessel operating expenses (consisting primarily of vessel management fees) and general and administrative expenses of $0.1 million and $0.1 million, respectively, for the year ended December 31, 2011.

•	Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Scott Spirit of $0.3 million for the year ended December 31, 2011.

•	Teekay Corporation entered into an interest rate swap to offset increases or decreases in the variable-rate interest payments of the credit facilities that were used to finance the acquisition of the Scott Spirit. The unrealized loss on this interest rate swap allocated to the Partnership is $12.2 million for the year ended December 31, 2011. This amount is reflected in realized and unrealized gain (loss) on derivative instruments.

f)	On October 1, 2012, the Partnership acquired from Teekay Corporation the VOC equipment on board the Amundsen Spirit, the Nansen Spirit, the Peary Spirit and the Scott Spirit for $12.8 million. On December 31, 2012, the Partnership recognized this liability in due to affiliates. The purchase price was financed with cash. The excess of $2.8 million of the purchase price over the net carrying value of the equipment is accounted for as an equity distribution to Teekay Corporation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

g)	On May 2, 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON, for an original purchase price of $540.0 million. The purchase price was financed with the assumption of the $230.0 million debt facility secured by the unit, $270.0 million with cash, of which a partial prepayment of $150.0 million was made to Teekay Corporation in February 2013, and the non-cash issuance of 1.4 million common units to Teekay Corporation, which had a value of $40.0 million at the time Teekay Corporation offered to sell the unit to the Partnership.

Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Voyageur Spirit of $0.3 million for the year ended December 31, 2013 has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, the Partnership acquired the unit from Teekay Corporation. Upon commencing production, the Partnership and its sponsor, Teekay Corporation, had a specified time period to receive final acceptance from the charterer, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. This resulted in $29.2 million of the charter rate being foregone for the year ended December 31, 2013, inclusive of both the Dropdown Predecessor period from April 13, 2013 to May 1, 2013 and the period owned by the Partnership from May 2, 2013 to August 26, 2013.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. On September 30, 2013, the Partnership entered into an interim agreement with E.ON whereby the Partnership was compensated for production beginning August 27, 2013 through until the receipt of final acceptance by E.ON. Compensation was based on actual production relative to the operating capacity of the FPSO unit; however, any restrictions on production as a result of the charterer were included in this compensation. Teekay Corporation has indemnified the Partnership for a further $2.1 million for the production shortfall from August 27, 2013 to December 31, 2013. In addition, the Partnership has been indemnified for a further $3.6 million associated with unrecovered repair costs to address the compressor issues. Teekay Corporation’s indemnification to the Partnership for loss of the charter rate under the charter agreement with E.ON and certain unrecovered vessel operating expenses from the date of first oil on April 13, 2013 until receipt of the certificate of final acceptance from E.ON, is subject to a maximum of $54 million.

On April 4, 2014, the Partnership received the certificate of final acceptance from the charterer, which declared the unit on-hire retroactive to February 22, 2014.

Any amounts paid as indemnification from Teekay Corporation to the Partnership were effectively treated as a reduction in the purchase price paid by the Partnership for the FPSO unit. Any future compensation received by the Partnership from the charterer related to the indemnification period will reduce the amount of Teekay Corporation’s indemnification to the Partnership. As at December 31, 2013, the $540.0 million original purchase price of the Voyageur Spirit FPSO unit has effectively been reduced to $509.3 million ($279.3 million net of assumed debt of $230.0 million) to reflect the $34.9 million indemnification amount for the last three quarters of 2013, partially offset by the excess value of $4.3 million relating to the 1.4 million common units issued to Teekay Corporation on the date of closing of the transaction in May 2013 compared to the date Teekay Corporation offered to sell the unit to the Partnership. The excess of the purchase price (net of assumed debt) over the book value of the net assets of $201.8 million is accounted for as an equity distribution to Teekay Corporation of $77.6 million.

h)	The Itajai FPSO unit achieved first oil in February 2013, at which time the unit commenced operations under a nine-year, fixed-rate time-charter contract with Petrobras, with six additional one-year extension options exercisable by Petrobras. On June 10, 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht, which owns the Itajai FPSO unit, for a purchase price of $53.8 million. The joint venture is a borrower under a term loan which at the time Teekay Corporation offered to sell its interest in the joint venture, had an outstanding balance of $300.0 million. Prior to finalizing the purchase, the joint venture repaid $10.5 million of its originally drawn down debt and as a result, the joint venture’s outstanding debt was $289.5 million as of the purchase date. The purchase price was paid in cash. The excess of the purchase price over Teekay Corporation’s carrying value of its 50% interest in the Itajai FPSO has been accounted for as an equity distribution to Teekay Corporation of $6.6 million. The Partnership’s investment in the Itajai FPSO unit is accounted for using the equity method.

The purchase price was based on an estimate of the fully built-up cost of the Itajai FPSO, including certain outstanding contractual items. To the extent the resolution of the outstanding contractual items results in a change to the fully built-up cost, the Partnership will not be exposed to changes in the fully built-up cost.

i)	In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG is serviced with four newbuilding shuttle tankers (or the BG Shuttle Tankers) under ten-year time charter contracts. The Partnership took delivery of the four BG Shuttle Tankers in the second half of 2013. The Partnership received shipbuilding and site supervision services from certain subsidiaries of Teekay Corporation relating to BG Shuttle Tankers. These costs were originally capitalized and included as part of advances on newbuilding contracts. Upon delivery of the vessels, these costs were reclassified to vessels and equipment. As at December 31, 2013 and December 31, 2012, shipbuilding and site supervision costs provided by Teekay Corporation subsidiaries totaled $14.2 million and $2.8 million, respectively.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

j)	During the year ended, December 31, 2013, two conventional tankers, two shuttle tankers and two FSO units of the Partnership were employed on long-term time-charter-out contracts with subsidiaries of Teekay Corporation, and two conventional tankers of the Partnership were employed on long-term time-charter-out contracts with a joint venture in which Teekay Corporation has a 50% interest. During the years ended December 31, 2013 and 2012, the Partnership terminated the long-term time-charter-out contracts employed by three of its conventional tankers with a subsidiary of Teekay Corporation. In 2013 and 2012, the Partnership received early termination fees from Teekay Corporation of $11.3 million and $14.7 million, respectively, which is recorded in net income (loss) from discontinued operations on the consolidated statements of income (loss). Teekay Corporation and its wholly owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative services needs. In addition, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
	$	$	$
Revenues(1)	71,905	64,166	62,233
Vessel operating expenses(2)	(39,820)	(44,024)	(38,760)
General and administrative(3)(4)	(29,528)	(21,184)	(26,660)
Interest income(5)	1,217	—	—
Interest expense(6)	(450)	(392)	(316)
Realized and unrealized loss on derivative instruments(7)	—	—	(12,186)
Other expense(8)	(319)	(657)	(812)
Net income from related party transactions from discontinued operations (9)	19,255	59,872	106,483

(1)	Includes revenue from long-term time-charter-out contracts and short-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation.
(2)	Includes ship management and crew training services provided by Teekay Corporation. The cost of ship management services provided by Teekay Corporation of $34.9 million for the year ended December 31, 2013, have been presented as vessel operating expenses (see note 1). The amounts reclassified from general and administrative to vessel operating expenses in the comparative periods to conform to the presentation adopted in the current periods were $38.7 million and $33.5 million for the years ended December 31, 2012 and 2011, respectively.
(3)	Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.
(4)	Includes a $1.0 million and $1.7 million success fee to Teekay Corporation for assistance with the acquisition of the 2010-built HiLoad Dynamic Positioning unit from Remora AS during the year ended December 31, 2013 and the acquisition of the 2007-built Piranema Spirit from Sevan Marine ASA during the year ended December 31, 2011, respectively.
(5)	Includes interest income related to the interest received from Teekay Corporation on the $150 million prepayment for the Voyageur Spirit. The Partnership received interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds to Teekay Corporation from February 26, 2013 until the Partnership acquired the FPSO unit on May 2, 2013.
(6)	Guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation for 2011 through 2013 and interest allocated from Teekay Corporation as a result of the Dropdown Predecessor during the year ended December 31, 2011.
(7)	Realized and unrealized losses on interest rate swaps allocated from Teekay Corporation as a result of the Dropdown Predecessor.
(8)	Unrealized loss from the change in fair value of the Partnership’s contingent consideration liability relating to the acquisition of the Scott Spirit (see note 3a).
(9)	Related party transactions relating to seven conventional tankers determined to be discontinued operations. This includes revenue from long-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including the early termination fee described above; crew training fees charged by Teekay Corporation accounted for as vessel operating expenses; and commercial, technical, strategic and business development management fees charged by Teekay Corporation.

k)	At December 31, 2013, due from affiliates totaled $15.2 million (December 31, 2012 - $29.7 million) and due to affiliates totaled $121.9 million (December 31, 2012 - $47.8 million). Due to and from affiliates are non-interest bearing and unsecured and are expected to be settled within the next fiscal year in the normal course of operations.

11.	Derivative Instruments

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, these foreign currency forward contracts as cash flow hedges.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

As at December 31, 2013, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset/(Liability) (in thousands of U.S. Dollars) Non-hedge	Average Forward Rate(1)	Expected Maturity
				2014	2015
				(in thousands of U.S. Dollars)
Norwegian Kroner	333,000	(842)	6.02	49,563	5,764

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Partnership enters into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in Norwegian Kroner (or NOK) on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Partnership’s Norwegian Kroner Bonds due through 2018. In addition, the cross currency swaps due from 2016 through 2018 economically hedge the interest rate exposure on the Norwegian Kroner Bonds due in 2016 through 2018. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its Norwegian Kroner Bonds due through 2018. As at December 31, 2013, the Partnership was committed to the following cross currency swaps:

Principal Amount NOK	Principal Amount USD	Floating Rate Receivable			Fair Value / Asset (Liability)
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)

600,000	101,351	NIBOR	5.75%	7.49%	(5,503)	3.1
500,000	89,710	NIBOR	4.00%	4.80%	(8,185)	2.1
800,000	143,536	NIBOR	4.75%	5.93%	(11,745)	4.1

					(25,433)

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings.

As at December 31, 2013, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	800,000	(103,818)	8.9	4.7
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	934,189	(37,325)	6.0	2.7

		1,734,189	(141,143)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2013, ranged from 0.30% and 3.25%.
(2)	Notional amount remains constant over the term of the swap.
(3)	Notional amount reduces quarterly or semi-annually.

As at December 31, 2013, the Partnership had multiple interest rate swaps and cross currency swaps governed by the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at December 31, 2013, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $4.0 million and an aggregate fair value liability amount of $151.7 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Accounts Receivable	Current portion of derivative assets	Derivative assets	Accrued liabilities	Current portion of derivative liabilities	Derivative liabilities
	$	$	$	$	$	$
As at December 31, 2013
Foreign currency contracts	—	213	4	—	(976)	(83)
Cross currency swap	12	287	—	—	(311)	(25,421)
Interest rate swaps	—	—	10,319	(9,174)	(46,657)	(95,631)

	12	500	10,323	(9,174)	(47,944)	(121,135)

As at December 31, 2012
Foreign currency contracts	—	2,160	—	—	(7)	—
Cross currency swap	284	10,238	2,913	—	—	—
Interest rate swaps	—	—	—	(9,259)	(47,741)	(213,731)

	284	12,398	2,913	(9,259)	(47,748)	(213,731)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive income (loss), (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of (losses) gains on derivative instruments designated and qualifying as cash flow hedges.

	Year Ended December 31, 2013				Year Ended December 31, 2012
Balance Sheet (AOCI)	Statement of Income			Balance Sheet (AOCI)	Statement of Income
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion
$	$	$		$	$	$
6	—	—	Vessel operating expenses	713	—	—	Vessel operating expenses
	(52)	(59)	General and administrative expenses		217	(440)	General and administrative expenses

6	(52)	(59)		713	217	(440)

	Year Ended December 31, 2011
Balance Sheet (AOCI)	Statement of Loss
Effective Portion	Effective Portion	Ineffective Portion
$	$	$
319	833	(300)	Vessel operating expenses
	1,512	(6)	General and administrative expenses

319	2,345	(306)

Realized and unrealized gains (losses) of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized gains (losses) on derivative instruments in

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

the consolidated statements of income (loss). The effect of the gains (losses) on these derivatives on the consolidated statements of income (loss) for the years ended 2013, 2012, and 2011 is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Realized (losses) gains relating to:
Interest rate swap termination	(31,798)	—	—
Interest rate swaps	(63,050)	(58,596)	(58,475)
Foreign currency forward contracts	(824)	2,969	4,704

	(95,672)	(55,627)	(53,771)

Unrealized gains (losses) relating to:
Interest rate swaps	133,488	26,100	(100,306)
Foreign currency forward contracts	(2,996)	3,178	(5,667)

	130,492	29,278	(105,973)

Total realized and unrealized gains (losses) on derivative instruments	34,820	(26,349)	(159,744)

Realized and unrealized (losses) gains of the cross currency swaps are recognized in earnings and reported, including the impact of the partial termination of a cross currency swap, in foreign currency exchange (loss) gain in the consolidated statements of income (loss). The effect of the (loss) gain on cross currency swaps on the consolidated statements of income (loss) for the years ended 2013, 2012, and 2011 is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Realized gain on partial termination of cross- currency swap	6,800	—	—
Realized gains	1,563	2,992	2,881
Unrealized (losses) gains	(38,596)	10,700	(1,581)

Total realized and unrealized (losses) gains on cross currency swaps	(30,233)	13,692	1,300

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

12.	Income Taxes

The significant components of the Partnership’s deferred tax assets and liabilities are as follows:

	December 31, 2013	December 31, 2012
	$	$
Deferred tax assets:
Tax losses carried forward(1)	182,085	197,912
Provisions	1,548	2,045
Other	5,748	8,129

Total deferred tax assets:	189,381	208,086

Deferred tax liabilities:
Vessels and equipment	19,555	26,503
Long-term debt	22,008	33,764
Other	3,234	3,792

Total deferred tax liabilities	44,797	64,059

Net deferred tax assets	144,584	144,027

Valuation allowance	(136,730)	(135,079)

Net deferred tax assets(2)	7,854	8,948

Disclosed in:

Deferred tax asset	7,854	8,948

(1)	The net operating losses carried forward of $689.1 million are available to offset future taxable income in the applicable jurisdictions, and can be carried forward indefinitely.
(2)	The change in the net deferred tax assets is related to the change in temporary differences and foreign exchange gains.

The components of the provision for income taxes are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Current	(75)	1,669	(7,293)
Deferred	(2,150)	8,808	614

Income tax (expense) recovery	(2,225)	10,477	(6,679)

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Net income (loss) before taxes	78,782	94,970	(78,697)
Net income (loss) not subject to taxes	41,100	77,570	(102,756)

Net income subject to taxes	37,682	17,400	24,059

At applicable statutory tax rates	2,559	(6,292)	6,812
Permanent differences	(3,619)	(12,245)	(11,444)
Adjustments related to currency differences	(14,231)	6,476	(14,044)
Temporary differences for which no deferred tax asset was recognized	1,758	23	705
Valuation allowance	15,758	1,600	24,673
Prior year current taxes accrued	—	(39)	(23)

Tax expense (recovery) related to current year	2,225	(10,477)	6,679

The following is a tabular reconciliation of the Partnership’s total amount of unrecognized tax benefits at the beginning and end of 2013, 2012, and 2011:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Balance of unrecognized tax benefits as at beginning of the year	3,692	6,231	5,929
Decreases for positions related to prior years	(336)	(2,539)	(122)
Increases for positions related to the current year	—	—	424
Increase for positions attributable to the Dropdown Predecessor	3,681	—	—

Balance of unrecognized tax benefits as at end of the year	7,037	3,692	6,231

The Partnership does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2009 through 2013 remain open to examination by some of the taxing jurisdictions in which the Partnership is subject to tax.

The interest and penalties on unrecognized tax benefits included in the tabular reconciliation above were not material.

13.	Commitments and Contingencies

a)	On November 13, 2006, one of the Partnership’s shuttle tankers, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Partnership. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL) and Teekay Navion Offshore Loading Pte Ltd. (or TNOL), subsidiaries of the Partnership, and Teekay Shipping Norway AS (or TSN), a subsidiary of Teekay Corporation, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), several other insurance underwriters and various licensees in the Njord field. The Plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $35.1 million).

In December 2011, the Stavanger District Court ruling in the first instance found that NOL was liable for damages except for damages related to certain indirect or consequential losses. The court also found that Statoil ASA was liable to NOL for the same amount of damages to NOL. As a result of this ruling, as at December 31, 2012, the Partnership reported a liability in the total amount of NOK 76,000,000 (approximately $12.5 million) to the Plaintiffs and a corresponding receivable from Statoil ASA recorded in other long-term liabilities and other assets, respectively.

The Plaintiffs appealed the decision and the appellate court in June 2013 held that NOL, TNOL and TSN are jointly and severally responsible towards the Plaintiffs for all the losses as a result of the collision, plus interests accrued on the amount of damages. In addition, Statoil ASA was held not to be under an obligation to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

also held liable for legal costs associated with court proceedings. As a result of this judgment, in the second quarter of 2013, the Partnership recognized a liability in the amount of NOK 213,000,000 in respect of damages, NOK 66,000,000 in respect of interest and NOK 11,000,000 in respect of legal costs, totaling NOK 290,000,000 (approximately $47.8 million), to the Plaintiffs recorded in accrued liabilities. The receivable from Statoil ASA previously recorded in other assets was reversed in the second quarter of 2013. In the fourth quarter of 2013, the Partnership recognized an additional liability of NOK 4,000,000 in respect of interest, bringing the total liability to NOK 294,000,000 (approximately $48.4 million). The judgment rendered deals with liability only and the ultimate amount of damages may be reduced compared to the NOK 213,000,000 claimed by the Plaintiffs.

The Partnership and Teekay Corporation maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. These insurance policies are expected to cover the costs related to this incident, including any costs not indemnified by Statoil, and thus a receivable of NOK 294,000,000 (approximately $48.4 million) was concurrently recorded in accounts receivable, which equals the total cost of the claim. In addition, Teekay Corporation has agreed to indemnify the Partnership for any losses it may incur in connection with this incident.

In the fourth quarter of 2013, the insurer made payments directly to the Plaintiffs in full settlement of interest and partial settlement of legal costs and thus the Partnership, as at December 31, 2013, reduced its liability and related receivable to NOK 213,000,000 in respect of damages and approximately NOK 3,400,000 in respect of legal costs, totaling approximately NOK 216,400,000 (approximately $35.6 million).

b)	During 2010, an unrelated party contributed the Randgrid shuttle tanker to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at December 31, 2013.

c)	In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the 1995-built shuttle tanker, the Randgrid, which the Partnership currently owns through a 67% owned subsidiary and will acquire full ownership of the vessel prior to its conversion. The FSO conversion project is expected to cost approximately $260 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early 2017, the newly converted FSO unit will commence operations under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options.

d)	In May 2013, the Partnership entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply a FSO unit in Asia. The Partnership is converting its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $51 million. As at December 31, 2013, payments made towards this commitment totaled $21.1 million. The unit is expected to commence its charter contract with Salamander in the third quarter of 2014.

14.	Supplemental Cash Flow Information

a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2013, 2012, and 2011 are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Accounts receivable	(59,003)	(8,750)	(13,788)
Prepaid expenses and other assets	(2,884)	6,075	(6,139)
Accounts payable and accrued liabilities	46,266	35	(8,716)
Advances from (to) affiliate	67,620	(14,807)	17,347

	51,999	(17,447)	(11,296)

b)	Cash interest paid (including interest paid by the Dropdown Predecessor and realized losses on interest rate swaps) during the years ended December 31, 2013, 2012, and 2011 totaled $146.0 million, $102.1 million, and $91.1 million, respectively.

c)	Taxes paid (including taxes paid by the Dropdown Predecessor) during the years ended December 31, 2013, 2012, and 2011 totaled $0.6 million, $5.7 million and $4.8 million, respectively.

d)	The Partnership’s consolidated statement of cash flows for the years ended December 31, 2013 and 2012 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessels began operations under the ownership of Teekay Corporation. For non-cash changes related to the Dropdown Predecessor, see note 10.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

e)	The cash portion of the purchase price of vessels acquired from Teekay Corporation is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Voyageur Spirit (net of cash acquired of $0.9 million)(1) (note 10g)	(234,125)	—	—
Cidade de Itajai (net of cash acquired of $1.3 million) (note 10h)	(52,520)	—	—
Peary Spirit (note 10d)	—	—	(37,729)
Scott Spirit (note 10e)	—	—	(22,954)

	(286,645)	—	(60,683)

(1)	As at December 31, 2013, the cash portion of the original purchase price of the Voyageur Spirit FPSO of $270.0 million was effectively reduced to reflect the $34.9 million indemnification from Teekay Corporation recorded during 2013 (see note 10g).

f)	Contribution of capital from Teekay Corporation to the Dropdown Predecessor included in other financing activities on the consolidated statements of cash flows is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Relating to Voyageur Spirit (note 10g)	5,596	—	—
Relating to Scott Spirit (note 10e)	—	—	2,305

	5,596	—	2,305

15.	Partners’ Equity and Net Income (Loss) Per Unit

At December 31, 2013, 72.1% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership’s preferred units outstanding were held by the public.

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

During the year ended December 31, 2013, cash distributions exceeded $0.4025 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.

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

Net Income (Loss) Per Unit

Limited partners’ interest in net income (loss) per common unit – basic is determined by dividing net income (loss), after deducting the amount of net loss attributable to the Dropdown Predecessor, the non-controlling interests and the General Partner’s interest and the distributions on the Series A preferred units, by the weighted-average number of common units outstanding during the period. The accumulated distributions on the preferred units for the year ended December 31, 2013 was $7.3 million. The computation of limited partners’ interest in net income (loss) per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income (loss); rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated capital requirements and any accumulated distributions on the Series A Preferred Units (defined below). Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

The Partnership allocates the limited partners’ interest in net income (loss), including both distributed and undistributed net income (loss), between continuing operations and discontinued operations based on the proportion of net income (loss) from continuing and discontinued operations to total net income (loss).

Preferred Units

In April 2013, the Partnership issued 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units (or Series A Preferred Units) in a public offering for net proceeds of $144.8 million. The Partnership used a portion of the net proceeds from the public offering to prepay a portion of its outstanding debt on three of its revolving credit facilities and to partially finance the purchase of the Voyageur Spirit FPSO unit and the Partnership’s interest in the Itajai FPSO unit, and used the remainder for general partnership purposes.

Pursuant to the partnership agreement, distributions on the Series A Preferred units to preferred unitholders are cumulative from the date of original issue and will be payable quarterly in arrears, when, as and if declared by the board of directors of the General Partner. At any time on or after April 30, 2018, the Series A Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. These units are listed on the New York Stock Exchange.

Public and Private Offerings of Common Units

The following table summarizes the issuances of common units over the three years ending December 31, 2013:

Date	Offering Type	Number of Common Units Issued	Offering Price		Gross Proceeds (i)	Net Proceeds	Teekay Corporation’s Ownership After the Offering(ii)	Use of Proceeds

					(in millions of U.S. Dollars)
March 2011	Private	7,562,814	$29.32		226.3	226.3	36.90%	Consideration for acquisition of remaining 49% in OPCO
July 2011	Private	713,266	$28.04		20.4	20.4	36.51%	Partially finance shipyard installments for
								four newbuilding shuttle tankers
November 2011	Private	7,112,974	$23.90		173.5	173.2	33.03%	Finance the purchase of the Piranema Spirit FPSO unit
July 2012	Private	1,700,022	$26.47		45.9	45.8	32.30%	Partially finance shipyard installments for four newbuilding shuttle tankers
September 2012	Public	7,778,832	$27.65		219.5	211.4	29.36%	Prepayment of revolving credit facilities
April 2013	Private	2,056,202	$29.18		61.2	61.2	28.67%	Partially finance four newbuilding shuttle tankers installments and for general partnership purposes.
May 2013	Private	1,446,654	$30.60		45.1	45.1	29.91%	Partially finance the acquisition of Voyageur
During 2013	COP	85,508	(iii	)	2.8	2.4	(iii )	General partnership purposes
December 2013	Private	1,750,000	$30.50		54.5	54.4	29.31%	For general partnership purposes, which may include funding vessel conversion projects and future vessel acquisitions.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

(i)	Including General Partner’s 2% proportionate capital contribution
(ii)	Including Teekay Corporation’s indirect 2% general partner interest
(iii)	In May 2013, the Partnership implemented a continuous offering program (or COP), under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million.

16.	Unit Based Compensation

For the year ended December 31, 2013, 8,307 common units, with an aggregate value of $0.3 million, were granted and issued to the non-management directors of the General Partner as part of their annual compensation for 2013.

During March 2013, the Partnership granted 63,309 restricted units with a fair value of $1.8 million, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one unit of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted units is paid to each grantee in the form of common units or cash. During the year ended December 31, 2013, the Partnership recorded a unit based compensation expense of $0.9 million in the Partnership’s consolidated statement of income (loss).

17.	Acquisition of Piranema Spirit

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2011, giving effect to the acquisition of a 100% interest in the Piranema Spirit FPSO unit as if it had taken place on January 1, 2010:

(in thousands of U.S. dollars, except per unit data)	Pro Forma Year ended December 31, 2011 (unaudited) $
Revenues	892,130
Net loss	(98,030)
Limited partners’ interest in net loss per common unit- basic	(1.60)
Limited partners’ interest in net loss per common unit- diluted	(1.60)

18.	Write down and Loss on Sale of Vessels and Discontinued Operations

In 2013, the carrying value of six of the Partnership’s 1990s-built shuttle tankers were written down to their estimated fair value using appraised values. Of these six vessels, during the third quarter of 2013, four of the shuttle tankers were written down as the result of the re-contracting of one of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for the contract renewal for two of the shuttle tankers, one operating in Brazil, and the other one in the North Sea. The Partnership’s consolidated statement of income for 2013 includes a $76.8 million write-down related to these vessels of which $37.2 million relates to two shuttle tankers which the Partnership owns through a 50%-owned subsidiary. In the fourth quarter of 2013, two shuttle tankers were written down due to a cancellation of a contract renewal and expected sale of an aging vessel to their estimated fair value. One of these two vessels was also written down in 2012. The write-down amounted to $19.3 million. These two vessels are owned through a 67%-owned subsidiary.

In 2012, the carrying value of five of the Partnership’s shuttle tankers were written down to their estimated fair value. In the third quarter of 2012, a 1993-built shuttle tanker was written down to its estimated fair value due to a change in the operating plan for the vessel. In the third and fourth quarters of 2012, two shuttle tankers, which were written down in 2011, were further written down to their estimated fair value upon sale in 2012. In the fourth quarter of 2012, a 1992-built shuttle tanker, which was written down in 2010, was further written down to its estimated fair value and classified as held-for-sale at December 31, 2012. The vessel was sold in 2013. In the fourth quarter of 2012, a 1995-built shuttle tanker was written down to its estimated fair value using discounted cash flows. The write-down was caused by the combination of the age of the vessel, the requirements of trading in the North Sea and Brazil and the weak tanker market. The estimated fair value for each of the other four vessels written down in 2012 was determined using appraised values.

In 2011, the carrying value of three of the Partnership’s older shuttle tankers were written down to their estimated fair value. The write-down was caused by the combination of the age of the vessels, the requirements of trading in the North Sea and Brazil and the weak tanker market. In 2011, two of the Partnership’s FSO units, were written down to their estimated fair value. The Karratha Spirit was sold and the Navion Saga was written down due to escalating dry-dock costs and increased operating costs. The estimated fair value of the Navion Saga was determined using discounted cash flows. The estimated fair value for each of the other four vessels written down in 2011 was determined using appraised values.

The operations of the Scotia Spirit, the Hamane Spirit, the Torben Spirit, the Luzon Spirit, the Leyte Spirit, the Poul Spirit and the Gotland Spirit prior to being considered discontinued operations, were reported within the conventional tanker segment. In 2011, the carrying value of five of the Partnership’s conventional crude oil tankers were written down to their estimated fair value. In 2011, the charter contract of the Scotia Spirit was terminated and the vessel was sold. Prior to the sale, the vessel was classified as held-for-sale. The Hamane Spirit, the Torben Spirit, the Luzon Spirit and the Leyte Spirit, vessels were sold in the second quarter of 2012, the fourth quarter of 2012, the fourth quarter of 2012, and the first quarter of 2013, respectively. The Poul Spirit was written down to its estimated fair value in the first quarter of 2013 and further written down upon sale in the second quarter of 2013. The Gotland Spirit was written down to its estimated fair value in the second quarter of 2013 and a gain was recognized upon its sale in the third quarter of 2013.

In the second quarter and first quarter of 2013 and the second quarter of 2012, the Partnership terminated the long-term time-charter-out contracts employed by the Gotland Spirit, the Poul Spirit, and the Hamane Spirit, respectively, with a subsidiary of Teekay Corporation. The Partnership received early termination fees from Teekay Corporation of $4.5 million, $6.8 million and $14.7 million in the second quarter and first quarter of 2013 and the second quarter of 2012, respectively.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table summarizes the net (loss) income from discontinued operations for the periods presented in the consolidated statements of income (loss):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
REVENUES	20,238	62,967	108,079

OPERATING EXPENSES
Voyage expenses	682	16,201	27,868
Vessel operating expenses	3,903	14,286	19,998
Depreciation and amortization	1,236	5,267	15,980
General and administrative	479	1,178	613
Write down and loss on sale of vessels	18,465	7,675	54,069

Total operating expenses	24,765	44,607	118,528

(Loss) income from vessel operations	(4,527)	18,360	(10,449)

OTHER ITEMS
Interest expense	(110)	(822)	(968)
Foreign currency exchange (loss) gain	(4)	2	—
Other (expense) income - net	(1)	28	(78)

Total other items	(115)	(792)	(1,046)

Net (loss) income from discontinued operations	(4,642)	17,568	(11,495)

19.	Equity Method Investment

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht Oil & Gas S.A. (or Odebrecht), which owns the Cidade de Itajai (or Itajai) FPSO unit (see note 10h).

As at December 31, 2013, the Partnership had an investment of $52.1 million in the joint venture. No indicators of impairment existed at December 31, 2013.

20.	Subsequent Events

a)	In January 2014, the Partnership issued in the Norwegian bond market NOK 1,000 million in senior unsecured bonds, maturing in January 2019. The aggregate principal amount of the bonds was equivalent to $162.2 million and all interest and principal payments have been swapped into U.S. dollars at fixed rates of 6.28%. The net proceeds from the bond offerings are intended for general partnership purposes. The Partnership is applying to list the bonds on the Oslo Stock Exchange.

b)	On March 14, 2014, the Partnership acquired 100% of the shares of ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrent with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2015 and 2016. The Partnership is committed to acquire these newbuildings for a total cost of approximately $258 million.

The Partnership acquired ALP for a purchase price of $6.1 million, of which $2.6 million was paid in cash on closing and a further $3.5 million representing the fair value of contingent consideration. The contingent consideration consists of $2.4 million which is contingently payable upon the delivery and employment of ALP’s four newbuildings. In addition, the contingent consideration includes a further amount of up to $2.6 million, based on ALP’s annual operating results from 2017 to 2021. The Partnership has the option to pay up to one half of the contingent consideration through the issuance of common units of the Partnership. The Partnership also incurred $1.0 million of acquisition-related costs which have been recognized in general and administrative expenses in March 2014. The Partnership financed the ALP acquisition and initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the newbuildings prior to their deliveries.

This acquisition represents the Partnership’s entrance into the long-haul ocean towage and offshore installation services business. This acquisition allows the Partnership to combine its infrastructure and access to capital with ALP’s experienced management team to further grow this niche business that is in an adjacent sector to the Partnership’s FPSO and shuttle tanker businesses.