Form 20-F
period 2014-12-31
Teekay Offshore Partners L.P.
filed 2015-04-02
CIK 1382298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Edith Robinson

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Telephone: (441) 298-2533

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

92,386,383 Common Units

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our distribution policy and our ability to make cash distributions on our units or any increases in quarterly distributions;

•	our future growth prospects business strategy and other plans and objectives for future operations;

•

our ability to maintain and expand long-term relationships with major crude oil companies, including our ability to service fields until they no longer produce, and the negative impact of low oil prices on the likelihood of certain charter contract extensions;

•	the derivation of a substantial majority of revenue from a limited number of customers;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into fixed-rate time charters with customers;

•	results of operations and revenues and expenses;

•	expected increases in vessel operating expenses, including crewing costs and charter rates for our vessels;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market and spot tanker charter rates;

•	our competitive advantage in the shuttle tanker market;

•	the expected lifespan of our vessels;

•	the estimated sales price or scrap value of vessels;

•	our expectations as to any impairment of our vessels;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•

offers of shuttle tankers, floating storage and off-take (or FSO) units, floating production, storage and offloading (or FPSO) units, towage vessels, or floating accommodation units (or FAUs) and related contracts from Teekay Corporation and our accepting such offers;

•	acquisitions from third parties and obtaining offshore projects, that we or Teekay Corporation bid on or may be awarded;

•

certainty of completion, estimated delivery, completion dates, intended financing and estimated costs for newbuildings, acquisitions and conversions, including the FAUs, towage newbuildings and the three on-the-water towage vessels, conversion of the Randgrid to an FSO unit to serve the Gina Krog oil and gas field, conversion of the Navion Norvegia to an FPSO unit to serve the Libra field, the upgrades of the Petrojarl I FPSO unit and the acquisition of the Petrojarl Knarr FPSO unit, including the purchase price, financing, timing of completion of field installation and contract start-up;

•	payment of additional contingent consideration for our acquisitions of ALP and Logitel and the capabilities of the ALP vessels and FAUs;

•	our expectations regarding growth of our long-haul ocean towage and offshore installation service business;

•	the expectations as to the chartering of unchartered vessels, including two FAU and four towage newbuildings and the three on-the-water towage vessels;

•	features and performance of next generation HiLoad DP units and our ability to successfully secure a contract for the HiLoad DP unit;

•	the expected cost to install ballast water treatment systems on our vessels in compliance with IMO proposals;

•	our expectations regarding competition in the markets we serve;

•	our entering into joint ventures or partnerships with companies;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	the duration of dry dockings;

•	the future valuation of goodwill;

•	our liquidity needs and anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our compliance with covenants under our credit facilities;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner;

•	the adequacy of our insurance coverage;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	anticipated taxation of our partnership and its subsidiaries and taxation of unitholders;

•	our intent to take the position that we are not a passive foreign investment company;

•

our general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Corporation and for reimbursements of fees and costs of Teekay Offshore GP L.L.C., our general partner; and

•	our ability to avoid labor disruptions and attract and retain highly skilled personnel.

Forward-looking statements are necessary estimates reflecting the judgment of senior management, involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in Item 3 – Key Information: Risk Factors and other factors detailed from time to time in other reports we file with the U.S. Securities and Exchange Commission (or the SEC).

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

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay Offshore Partners L.P. and its subsidiaries for the fiscal years 2010 through 2014, which have been derived from our audited consolidated financial statements.

The following tables should be read together with, and are qualified in their entirety by reference to, (a) Item 5. Operating and Financial Review and Prospects, included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for each of the fiscal years ended December 31, 2012 through 2014.

Occasionally we purchase vessels from Teekay Corporation. In April 2010, we acquired from Teekay Corporation an FSO unit, the Falcon Spirit, together with its charter contract. In October 2010, we acquired from Teekay Corporation the Cidade de Rio das Ostras (or Rio das Ostras) FPSO unit, along with its operations and charter contract. In October 2010 and October 2011, we also acquired from Teekay Corporation the newbuilding shuttle tankers, the Amundsen Spirit and the Scott Spirit, both on charter to Statoil ASA (or Statoil). In May 2013, we acquired from Teekay Corporation the Voyageur Spirit FPSO unit, along with its operations and charter contract.

These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements, prior to the date the interests in these vessels were actually acquired by us, are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect these vessels and the results of operations of the vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on April 1, 2008 (Rio das Ostras), December 15, 2009 (Falcon Spirit), July 30, 2010 (Amundsen Spirit), July 22, 2011 (Scott Spirit) and April 13, 2013 (Voyageur Spirit). Please read Item 18 – Financial Statements: Note 3 – Dropdown Predecessor.

On October 1, 2010, we agreed to acquire Teekay Corporation’s interests in two entities, which each own a newbuilding shuttle tanker, the Nansen Spirit and the Peary Spirit. We acquired the Nansen Spirit on December 10, 2010 and the Peary Spirit on August 2, 2011. As these entities were considered variable interest entities prior to their acquisition by us, our consolidated financial statements reflect the financial position, results of operations and cash flows of the Peary Spirit from October 1, 2010 to August 2, 2011, and the Nansen Spirit from October 1, 2010 to December 10, 2010. Subsequent to our acquisition of the entities which own these two vessels, these entities continue to be consolidated in our results as we hold voting control.

On December 15, 2014, we acquired the Petrojarl I FPSO unit from Teekay Corporation. This transaction was deemed to be a transfer of net assets between entities under common control. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid by us over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of US dollars, except per unit, unit and fleet data)
Income Statement Data:
Revenues	816,056	840,982	901,227	930,739	1,019,539

Income from vessel operations (1)	130,986	111,134	166,577	103,418	256,218
Interest expense	(36,242)	(35,929)	(47,508)	(62,855)	(88,381)
Interest income	842	659	1,027	2,561	719
Realized and unrealized (loss) gain on derivative instruments	(55,666)	(159,744)	(26,349)	34,820	(143,703)
Equity income	—	—	—	6,731	10,341
Foreign currency exchange gain (loss) (2)	941	1,500	(315)	(5,278)	(16,140)
Loss on bond repurchase	—	—	—	(1,759)	—
Other income - net	6,810	3,683	1,538	1,144	781
Income tax recovery (expense)	9,718	(6,679)	10,477	(2,225)	(2,179)

Net income (loss) from continuing operations	57,389	(85,376)	105,447	76,557	17,656
Net income (loss) from discontinued operations	21,474	(11,495)	17,568	(4,642)	—

Net income (loss)	78,863	(96,871)	123,015	71,915	17,656

Non-controlling and other interests in net income (loss) from continuing operations	13,710	7,601	12,885	62	37,036
Non-controlling and other interests in net income (loss) from discontinued operations	11,342	4,174	(1,772)	(452)	—
Limited partners’ interest:
Net income (loss) from continuing operations	43,679	(92,977)	92,562	76,495	(19,380)
Net income (loss) from continuing operations per common unit (basic and diluted) (3)	0.99	(1.49)	1.26	0.93	(0.22)
Net income (loss) from discontinued operations	10,132	(15,669)	19,340	(4,190)	—
Net income (loss) from discontinued operations per common unit (basic and diluted) (3)	0.23	(0.25)	0.26	(0.05)	—
Cash distributions declared per unit	1.88	1.98	2.04	2.11	2.15

Balance Sheet Data (at end of year):
Cash and cash equivalents	166,483	179,934	206,339	219,126	252,138
Vessels and equipment (4)	2,299,507	2,585,586	2,454,623	3,089,582	3,183,465
Total assets	2,842,626	3,144,729	3,053,391	3,806,086	3,945,264
Total debt	1,717,140	2,029,076	1,769,632	2,368,976	2,436,023
Total equity	728,449	484,733	705,229	821,341	802,853

Common units outstanding	55,237,500	70,626,554	80,105,108	85,452,079	92,386,383

Other Financial Data:
Net revenues (5)	710,685	743,398	790,744	827,096	906,999
EBITDA (6)	252,639	128,303	330,815	338,082	306,050
Adjusted EBITDA (6)	362,976	390,967	405,243	397,445	467,868
Expenditures for vessels and equipment	40,645	148,480	87,408	455,578	172,169

Fleet data:
Average number of shuttle tankers (7)	35.2	36.5	35.5	33.8	34.7
Average number of FPSO units (7)	2.0	2.1	3.0	4.2	5.2
Average number of conventional tankers (7)	11.0	10.6	6.0	5.2	4.0
Average number of FSO units (7)	6.0	5.2	5.0	5.8	6.0

(1)	Income from vessel operations includes, among other things, the following:

	Year Ended December 31,
	2010	2011	2012	2013	2014
(Write down) and gain (loss) on sale of vessels	(9,441)	(37,039)	(24,542)	(76,782)	(1,638)
Restructuring (charge) recovery	(119)	(3,924)	(1,115)	(2,607)	225

	(9,560)	(40,963)	(25,657)	(79,389)	(1,413)

(2)

Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates, deferred income taxes and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the period. Starting in November 2010, foreign currency exchange gains and losses include realized and unrealized gains and losses on the cross currency swaps.

(3)

Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interests, our general partner’s interest and the distributions on our Series A preferred units, by the weighted-average number of common units outstanding during the period. We allocate the limited partners’ interest in net income (loss), including both distributed and undistributed net income (loss), between continuing operations and discontinued operations based on the proportion of net income (loss) from continuing and discontinuing operations to total net income (loss).

(4)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation and (b) advances on newbuilding contracts and conversion costs.

(5)

Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters, the charterer typically pays the voyage expenses, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to the customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the “net revenues” are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net revenues with revenues.

	Year Ended December 31,
	2010	2011	2012	2013	2014
Revenues	816,056	840,982	901,227	930,739	1,019,539
Voyage expenses	(105,371)	(97,584)	(110,483)	(103,643)	(112,540)

Net revenues	710,685	743,398	790,744	827,096	906,999

(6)	EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•

Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of the fundamental performance of us from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income (loss) between periods. We believe that including EBITDA and Adjusted EBITDA as a financial and operating measures benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common and preferred units.

•

Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from the existing capitalization of us and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA and Adjusted EBITDA provide a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to common and preferred unitholders. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess our fundamental ability to generate cash sufficient to meet cash needs, including distributions on our common and preferred units.

Neither EBITDA nor Adjusted EBITDA, which are non-GAAP measures, should be considered as an alternative to net income (loss), cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income (loss), and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of US dollars)
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income (loss)”:
Net income (loss) from continuing operations	57,389	(85,376)	105,447	76,557	17,656
Depreciation and amortization	169,568	171,730	189,364	199,006	198,553
Interest expense, net of interest income	35,400	35,270	46,481	60,294	87,662
Income tax (recovery) expense	(9,718)	6,679	(10,477)	2,225	2,179

EBITDA	252,639	128,303	330,815	338,082	306,050

Write down and loss (gain) of sale of vessels	9,441	37,039	24,542	76,782	1,638
Restructuring charge (recovery)	119	3,924	1,115	2,607	(225)
Unrealized loss (gain) on derivative instruments	5,618	107,860	(39,538)	(91,837)	180,156
Realized loss on interest rate swaps	49,224	58,475	58,596	94,848	55,588
Foreign exchange loss (gain)(i)	3,090	(3,081)	11,015	(33,318)	(77,813)
Loss on bond repurchase	—	—	—	1,759	—
Amortization of in-process revenue contracts	(571)	(1,075)	(12,634)	(12,704)	(12,744)
Adjustments relating to equity income(ii)	—	—	—	6,057	15,218
Adjustments relating to discontinued operations(iii)	43,416	59,522	31,332	15,169	—

Adjusted EBITDA	362,976	390,967	405,243	397,445	467,868

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	286,585	254,162	267,494	255,387	160,186
Expenditures for dry docking	23,637	26,407	19,122	19,332	36,221
Interest expense, net of interest income	35,400	35,270	46,481	60,294	87,662
Current income tax expense (recovery)	6,038	7,293	(1,669)	75	1,290
Realized loss on interest rate swaps	49,224	58,475	58,596	94,848	55,588
Equity income, net of dividends received	—	—	—	6,731	(6,462)
Change in working capital	(34,464)	11,296	17,447	(51,999)	111,484
Restructuring charge	119	3,924	1,115	2,607	(225)
Loss on bond repurchase	—	—	—	1,759	—
Other, net	(4,732)	(6,828)	(4,165)	2,244	6,906
Adjustments relating to equity income(ii)	—	—	—	6,057	15,218
Interest expense, net of interest income related to discontinued operations(iii)	1,169	968	822	110	—

Adjusted EBITDA	362,976	390,967	405,243	397,445	467,868

(i)

Foreign exchange loss (gain) excludes the unrealized loss of $94.0 million in 2014 (2013 – loss of $38.6 million, 2012 – gain of $10.7 million, 2011 – loss of $1.6 million and 2010 – gain of $4.0 million) on cross currency swaps, which is incorporated in unrealized loss (gain) on derivative instruments in the table.

(ii)	Adjustments relating to equity income from our equity accounted joint venture are as follows:

	Year Ended December 31,
	2010	2011	2012	2013	2014
Depreciation and amortization	—	—	—	4,239	8,085
Interest expense, net of interest income	—	—	—	2,715	3,837
Income tax recovery	—	—	—	(184)	(33)
Unrealized (gain) loss on derivative instruments	—	—	—	(2,302)	410
Realized loss on interest rate swaps	—	—	—	1,589	2,919

Adjustments relating to equity income	—	—	—	6,057	15,218

(iii)	Adjustments relating to our discontinued operations are as follows:

	Year Ended December 31,
	2010	2011	2012	2013	2014
Net income (loss) from discontinued operations	21,474	(11,495)	17,568	(4,642)	—
Depreciation and amortization	20,773	15,980	5,267	1,236	—
Interest expense, net of interest income	1,169	968	822	110	—
Write down and loss on sale of vessels	—	54,069	7,675	18,465	—

Adjustments relating to discontinued operations	43,416	59,522	31,332	15,169	—

(7)

Average number of vessels consists of the average number of owned and chartered-in vessels that were in our possession during the period, including the Dropdown Predecessor and those in discontinued operations. For 2014 and 2013, this includes two FPSO units and one FPSO unit, respectively, in equity accounted joint ventures at 100%.

Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common and preferred units. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay distributions on, and the trading price of our common and preferred units.

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

The amount of cash our subsidiaries generate from operations may differ materially from their profit or loss for the period, which will be affected by non-cash items and the timing of debt service payments. As a result of this and the other factors mentioned above, our subsidiaries may make cash distributions during periods when they record losses and may not make cash distributions during periods when they record net income.

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

Currently, the total delivered cost for an Aframax or Suezmax-size shuttle tanker is approximately $95 to $115 million, the cost of an FSO unit is approximately $50 to $250 million and the cost of an FPSO unit is approximately $200 million to $3 billion, although actual costs vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

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

As at December 31, 2014, our total debt was approximately $2.4 billion and we had the ability to borrow an additional $99.6 million under our revolving credit facilities, subject to limitations in the credit facilities. We plan to increase our total debt relating to our towage and FAU newbuildings and FPSO conversion projects. If we are awarded contracts for additional offshore projects or otherwise acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under these or future credit facilities. Our level of debt could have important consequences to us, including:

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

Four of our revolving credit facilities are guaranteed by us and certain of our subsidiaries for all outstanding amounts and contain covenants that require us to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of at least $75.0 million and 5.0% of the our total consolidated debt. Our remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 21 of our vessels, together with other related security. The ability of Teekay Corporation or us to comply with covenants and restrictions contained in debt instruments may be affected by events beyond their or our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. Neither Teekay Corporation nor we might have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

We have two revolving credit facilities that require us to maintain a vessel value to drawn principal balance ratio of a minimum of 105% and 120%, respectively. As at December 31, 2014, these ratios were 151% and 137%, respectively. The vessel value used in this ratio is the appraised value prepared by us based on second-hand sale and purchase market data. Changes in the conventional tanker market could negatively affect these ratios.

At December 31, 2014, we and Teekay Corporation were in compliance with all covenants in the credit facilities and long-term debt.

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

We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Petrobras Transporte S.A. (or Petrobras), Statoil, E.ON Ruhrgas UK GP Limited (or E.ON) and Talisman Energy Inc. accounted for approximately 22%, 19%, 12% and 11%, respectively, of our consolidated revenues from continuing operations during 2014. Petrobras, Statoil and Talisman Energy Inc. accounted for approximately 25%, 20%, and 13%, and 28%, 21%, and 13%, respectively, of consolidated revenues from continuing operations during 2013 and 2012. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods.

Petrobras, the Brazil state-controlled oil company, is alleged to have participated in a widespread corruption scandal involving improper payments to Brazilian politicians and political parties. It is uncertain at this time how this may affect Petrobras, its performance of existing contracts with us or the development of new projects offshore of Brazil. Any adverse effect on Petrobras’ ability to develop new offshore projects or to perform under existing contracts with us could harm us.

If we lose a key customer, we may be unable to obtain replacement long-term charters or contracts of affreightment and may become subject, with respect to any shuttle tankers redeployed on conventional oil tanker trades, to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase the vessel, or terminate the charter, we may be unable to acquire an adequate replacement vessel or charter. Any replacement newbuilding would not generate revenues during its construction and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

The loss of any of our significant customers or a reduction in revenues from them could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We depend on Teekay Corporation and certain joint venture partners to assist us in operating our businesses and competing in our markets.

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

In addition, we have entered into, and expect to enter into additional, joint venture arrangements with third parties to expand our fleet and access growth opportunities. In particular, we rely on the expertise and relationships that our joint ventures and joint venture partners may have with current and potential customers to jointly pursue FPSO projects and provide assistance in competing in new markets.

Our ability to compete for offshore oil marine transportation, processing, floating accommodation, towage and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay

Corporation or our joint venture partners and their reputation and relationships in the shipping industry. If Teekay Corporation or our joint venture partners suffer material damage to its reputation or relationships, it may harm the ability of us or other subsidiaries to:

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

A continuation of the recent significant declines in oil prices may adversely affect our growth prospects and results of operations.

Global crude oil prices have significantly declined since mid-2014. A continuation of lower oil prices or a further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

•

a reduction in exploration for or development of new offshore oil fields, or the delay or cancelation of existing offshore projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•

a reduction in or termination of production of oil at certain fields we service, which may reduce our revenues under volume-based contracts of affreightment, production-based components of our FPSO unit contracts or life-of-field contracts;

•

lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;

•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

Our growth depends on continued growth in demand for offshore oil transportation, processing and storage services, offshore accommodation, and towage services.

Our growth strategy focuses on expansion in the shuttle tanker, FSO, FPSO, FAU and towage sectors. Accordingly, our growth depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

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

•

negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth. Reduced demand for offshore marine transportation, processing, storage services, floating accommodation or towage services would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

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

The rate of oil production at fields we service may decline from existing levels. If such a reduction occurs, the spot market rates in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment. We may receive a reduced production incentive payment or no production incentive payment under the Petrojarl Varg FPSO operations contract depending on production levels. We also have an annual adjustment (within a specified range) to the daily base hire rate under the Voyageur Spirit FPSO operations contract based on our operating performance. Talisman Energy Norge AS (or Talisman Energy) may terminate the Petrojarl Varg operations contract if the Varg field does not yield sufficient revenues. E.ON may terminate the Voyageur Spirit operations contract if the Huntington field does not yield sufficient revenues, although there is a significant termination fee. Low spot market rates for the shuttle tankers or any idle time prior to the commencement of a new contract or our inability to redeploy any of our FPSO units at an acceptable rate may have an adverse effect on our business and operating results.

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

Future adverse economic conditions or other developments may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.

Future adverse economic conditions or other developments relating directly to our customers may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customers’ inability to pay for any reason could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations.

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

One of our principal objectives is to enter into additional long-term, fixed-rate time charters and contracts of affreightment. The process of obtaining new long-term time charters and contracts of affreightment is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shuttle tanker, FSO, FPSO, towage vessel and FAU contracts are awarded based upon a variety of factors relating to the vessel operator, including:

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

We expect substantial competition for providing services for potential shuttle tanker, FSO, FPSO, towage vessel and FAU projects from a number of experienced companies, including state-sponsored entities. Our Aframax conventional tanker business also faces substantial competition from major oil companies, independent owners and operators and other sized tankers. Many of our competitors, including Teekay Corporation, which also may compete with us, have significantly greater financial resources than us. We anticipate that an increasing number of marine transportation companies — including many with strong reputations and extensive resources and experience — will enter the FSO and FPSO sectors. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

Charter rates for towage vessels and conventional oil tankers may fluctuate substantially over time and may be lower when we are attempting to charter our towage vessels and recharter our conventional oil tankers, which could adversely affect operating results. Any changes in charter rates for shuttle tankers, FSO or FPSO units and FAUs could also adversely affect redeployment opportunities for those vessels.

Our ability to charter our towage vessels will depend, among other things, the state of the towage market. Towage contracts are highly competitive and are based on the level of projects undertaken by the customer base. Our ability to recharter our conventional oil tankers following expiration of existing time-charter contracts and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. There also exists some volatility in charter rates for shuttle tankers, FSO and FPSO units and FAUs, which could affect our ability to charter or recharter these vessels at acceptable rules, if at all.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for shuttle tankers, conventional oil tankers, FSO, and FPSO units, towage vessels and FAUs can fluctuate substantially over time due to a number of different factors, including:

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

Vessel values may decline from existing levels. If operation of a vessel is not profitable, or if we cannot re-deploy a vessel at attractive rates upon termination of its contract, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.

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

Our growth strategy includes selectively acquiring existing shuttle tankers, FSO and FPSO units, towage vessels and FAUs, businesses that own or operate these types of vessels or businesses that provide services to the offshore oil and gas industry. Historically, there have been very few purchases of existing vessels and businesses in the FSO and FPSO segments. Factors that may contribute to a limited number of acquisition opportunities for FSO units and FPSO units in the near term include the relatively small number of independent FSO and FPSO fleet owners. In addition, competition from other companies, many of which have significantly greater financial resources than do we or Teekay Corporation, could reduce our acquisition opportunities or cause us to pay higher prices. We entered the long-haul ocean towage and offshore installation services business and the floating accommodation service business through our acquisitions of ALP Maritime Services B.V. (or ALP) and Logitel Offshore Holding AS (or Logitel) in 2014.

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

We may not be successful in our entry into the long-haul ocean towage and offshore installation market or the floating accommodation market. These markets have competitive dynamics that may differ from markets in which we already participate, and we may be unsuccessful in securing contracts for the FAUs and towage vessels which are currently unchartered, gaining acceptance in these markets from customers or competing against other companies with more experience or larger fleets or resources in these markets. We also may not be successful in employing the HiLoad DP unit on contracts sufficient to recover our investment in the unit.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business, including Brazil, or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil from politically unstable regions, in particular, our operations in South America. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

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

The operation of shuttle tankers, conventional oil tankers, FSO and FPSO units, towage vessels and FAUs, is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. In addition, substantially all of our vessels are not insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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

Shuttle tankers, FSO and FPSO units, towage vessels and FAUs are complex and their operations are technically challenging. Marine transportation and oil production operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and operating results.

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

As at December 31, 2014, Teekay Corporation indirectly owns the 2.0% general partner interest and a 25.8% limited partner interest in us and controls our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our general partner are directors or officers of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

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

•

the Chief Executive Officer, the Chief Financial Officer and one of the directors of our general partner also serve as officers, management or directors of Teekay Corporation and, for two of such individuals, the general partner of Teekay LNG Partners L.P.;

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

Our general partner’s officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our partners. However, the Chief Executive Officer, the Chief Financial Officer and all of the non-independent directors of our general partner also serve as officers, management or directors of Teekay Corporation. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation, on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income,” or (b) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10 – Additional Information – Material U.S. Federal Income Tax Considerations”) held units, such U.S. Holder would face adverse tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. Holders if we are treated as a PFIC, please read Item 10 – Additional Information: Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification.

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

Unitholders may be subject to income tax in one or more non-U.S. countries, including Canada, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require unitholders to file a tax return with, and pay taxes to, those countries. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution to unitholders.

We intend that our affairs and the business of each of our subsidiaries is conducted and operated in a manner that minimizes foreign income taxes imposed upon us and our subsidiaries or which may be imposed upon unitholders as a result of owning our units. However, there is a risk that unitholders will be subject to tax in one or more countries, including Canada, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. If unitholders are subject to tax in any such country, unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to unitholders. The United States may not allow a tax credit for any foreign income taxes that unitholders directly or indirectly incur. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for unitholders.

Item 4.	Information on the Partnership

A. Overview, History and Development

Overview and History

We are an international provider of marine transportation, oil production, storage, towage and floating accommodation services to the offshore oil industry. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a portfolio manager and project developer in the marine midstream space. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and our controlled affiliates to pursue growth opportunities in this market. As of December 31, 2014, Teekay Corporation, which owns and controls our general partner, owned 25.8% of our limited partner interest.

Please see Item 5. Operating and Financial Review and Prospects – Management Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments for recent acquisitions and developments.

As of December 31, 2014, our fleet consisted of:

•

Shuttle Tankers. Our shuttle tanker fleet consisted of 34 vessels (including one vessel in lay-up as a conversion candidate and our HiLoad Dynamic Positioning (or DP) unit) that mainly operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 34 shuttle tankers, six were held through 50% owned subsidiaries, two through a 67% owned subsidiary and two were chartered-in, with the remainder owned 100% by us. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies, primarily in the North Sea and Brazil. The average term of the contracts of affreightment, weighted based on vessel years, is 2.5 years. The time charters and bareboat charters have an average remaining contract term of approximately 4.8 years. As of December 31, 2014, our shuttle tanker fleet had a total cargo capacity of approximately 4.2 million deadweight tonnes (or dwt), representing approximately 35% of the total tonnage of the world shuttle tanker fleet.

•

FPSO Units. We have five FPSO units in which we have 100% ownership interests, one of which is undergoing upgrades at the Damen Shipyard in the Netherlands, and two FPSO units in which we have 50% ownership interests, one of which is currently undergoing a conversion into an FPSO unit for operation in the Libra field in Brazil. The other five units are operating under contracts with major energy companies in the North Sea and Brazil. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. The FPSO contracts have an average remaining term of approximately 5.1 years. As of December 31, 2014, our FPSO units had a total production capacity of approximately 0.3 million barrels of oil per day.

•

FSO Units. We have five FSO units in which we have 100% ownership interests and one FSO unit in which we have an 89% ownership interest. All of the FSO units operate under fixed-rate contracts, with an average remaining term of approximately 5.1 years. As of December 31, 2014, our FSO units had a total cargo capacity of approximately 0.7 million dwt.

•

Conventional Tankers. We have four Aframax conventional crude oil tankers, all of which operate under fixed-rate time charters with Teekay Corporation. Two of these tankers have additional equipment for lightering. We have 100% ownership in all of these vessels. The average remaining term on these time charter and bareboat charter contracts is approximately 3.5 years. As of December 31, 2014, our conventional tankers had a total cargo capacity of approximately 0.4 million dwt.

•

Towage vessels. We have four long-haul towing and anchor handling vessel newbuildings scheduled for delivery in 2016. In late 2014, we agreed to acquire six on-the-water long-distance towing and anchor handling vessels, of which three vessels delivered in early-2015, with the remaining three vessels expected to deliver during the second quarter of 2015. We have 100% ownership in all our towage vessels.

•

FAUs: We have three newbuilding FAUs, of which one unit delivered in February 2015 and the remaining two units are scheduled to deliver in 2016. These FAUs are expected to operate on fixed-rate time-charter contracts. We have 100% ownership in all of these FAUs.

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

As of December 31, 2014, there were approximately 105 vessels in the world shuttle tanker fleet (including 19 newbuildings), the majority of which operate in the North Sea and Brazil. Shuttle tankers also operate off the east coast of Canada and in the US Gulf. As of December 31, 2014, we owned 32 shuttle tankers (including the HiLoad DP unit), in which our ownership interests ranged from 50% to 100%, and chartered-in an additional two shuttle tankers. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, SCF Group, Viken Shipping, Petroleo Brasileiro S.A. and Chevron, which as of December 31, 2014 controlled fleets ranging from 2 to 27 shuttle tankers each. We believe that we have certain competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea and Brazil.

The following tables provide additional information about our shuttle tankers as of December 31, 2014:

Vessel	Capacity (dwt)	Built	Ownership	Positioning system	Operating Region	Contract Type (1)	Charterer	Contract End Date

Scott Spirit	109,300	2011	100%	DP2	North Sea	CoA	Chevron, Hess,
Marathon Oil, ENI,
Draugen Transport,
BP, ConocoPhillips,
Total, Talisman,
Nexen, MTDA, Dana
Petroleum, Shell Int’l
Trading & Shipping
Co Ltd., Statoil,
Norske Shell, OMV,
Maersk Oil, BG
Norge, Wintershall,
Idemitsu, Rwe-Dea,
E.ON Ruhrgas, Det
Norske Oljeselslcap,
							Lundin, PGING(7)
Navion Oslo	100,300	2001	100%	DP2	North Sea	CoA
Navion Hispania	126,200	1999	100%	DP2	North Sea	CoA
Navion Britannia (2)	124,200	1998	100%	DP2	North Sea	CoA
Navion Scandia	126,700	1998	100%	DP2	North Sea	CoA
Aberdeen	87,100	1996	In-chartered (until December 2016)	DP	North Sea	CoA
Navion Europa (2)	130,300	1995	67%(6)	DP	North Sea	CoA
Randgrid (2) (3)	124,500	1995	67%(6)	DP	North Sea	CoA
Navion Oceania	126,400	1999	100%	DP2	North Sea	CoA
Stena Natalita	108,100	2001	50%(8)	DP2	North Sea	CoA
Stena Alexita	127,000	1998	50%(8)	DP2	North Sea	CoA
Samba Spirit	154,100	2013	100%	DP2	Brazil	Time charter	BG	June 2023
Lambada Spirit	154,000	2013	100%	DP2	Brazil	Time charter	BG	July 2023
Bossa Nova Spirit	155,000	2013	100%	DP2	Brazil	Time charter	BG	November 2023
Sertanejo Spirit	155,000	2013	100%	DP2	Brazil	Time charter	BG	January 2024
Amundsen Spirit	109,300	2010	100%	DP2	North Sea	Time charter	Statoil (9)
Peary Spirit	109,300	2011	100%	DP2	North Sea	Time charter	Statoil (9)
Nansen Spirit	109,300	2010	100%	DP2	North Sea	Time charter	Statoil (9)
Grena Knutsen	148,600	2003	In-chartered (until June 2015)	DP2	North Sea	Time charter	Statoil (9)
Stena Sirita	126,900	1999	50%(8)	DP2	North Sea	Time charter	Esso	September 2015
Navion Anglia	126,400	1999	100%	DP2	Brazil	Time charter	Petrobras	June 2016
Navion Svenita(4)	106,500	1997	100%	DP	Brazil	Time charter	Petrobras	March 2015
HiLoad DP Unit (5)	n/a	2010	100%	DP	Brazil	n/a	n/a	n/a
Navion Gothenburg	152,200	2006	50%(8)	DP2	Brazil	Bareboat	Petrobras (10)	July 2020
Nordic Brasilia	151,300	2004	100%	DP	Brazil	Bareboat	Petrobras (10)	July 2017
Nordic Rio	151,300	2004	50%(8)	DP	Brazil	Bareboat	Petrobras (10)	July 2017
Navion Stavanger	148,700	2003	100%	DP2	Brazil	Bareboat	Petrobras (10)	July 2019
Petroatlantic	93,000	2003	100%	DP2	North Sea	Bareboat	Teekay Corporation	March 2016
Petronordic	93,000	2002	100%	DP2	North Sea	Bareboat	Teekay Corporation	March 2016
Nordic Spirit	151,300	2001	100%	DP	Brazil	Bareboat	Petrobras (10)	April 2018
Stena Spirit	151,300	2001	50%(8)	DP	Brazil	Bareboat	Petrobras (10)	July 2018
Navion Bergen	105,600	2000	100%	DP2	Brazil	Bareboat	Petrobras (10)	April 2020
Navion Marita	103,900	1999	100%	DP	Far-East	Spot
Navion Torinita (11)	106,900	1992	100%	DP2		Lay-up

Total capacity	4,153,000

(1)	“CoA” refers to contracts of affreightment.
(2)	The vessel is capable of loading from a submerged turret loading buoy.

(3)	The vessel is committed to a conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in the second quarter of 2015.
(4)	The Navion Svenita was sold in March 2015.
(5)	Self-propelled DP system that attaches to and keeps conventional tankers in position when loading from offshore installations.
(6)	The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions.
(7)	Not all of the contracts of affreightment customers utilize every ship in the contract of affreightment fleet.
(8)	Owned through a 50% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative ownership.
(9)

Under the terms of a master agreement with Statoil, the vessels are chartered under individual fixed-rate annually renewable time-charter contracts. The number of vessels may be adjusted annually based on the requirements of the fields serviced. It is expected that between one and three vessels will be required by Statoil annually. Statoil will require three vessels during 2015. The vessels currently on time charter to Statoil may be replaced by vessels currently servicing contracts of affreightment or other time-charter contracts.

(10)	Charterer has the right to purchase the vessel at end of the bareboat charter.
(11)	The vessel was 20 years old in 2012 and could no longer trade as a shuttle tanker in the North Sea and Brazil. The vessel is in lay-up following its redelivery to us in April 2012.

On the Norwegian continental shelf, regulations have been imposed on the operators of offshore fields related to vaporized crude oil that is formed and emitted during loading operations and which is commonly referred to as Volatile Organic Compounds (or VOC). To assist the oil companies in their efforts to meet the regulations on VOC emissions from shuttle tankers, we and Teekay Corporation have played an active role in establishing and participating in a unique co-operation among 29 owners of offshore fields in the Norwegian sector. The purpose of the co-operation is to implement VOC reduction systems on selected shuttle tankers to reduce and report VOC emissions according to Norwegian authorities’ requirements. Currently, we own or operate VOC systems on 13 of our shuttle tankers. The oil companies that participate in the co-operation have also engaged us to undertake the day-to-day administration, technical follow-up and handling of payments through a dedicated clearing house function.

During 2014, approximately 52% of our consolidated net revenues from continuing operations were earned by the vessels in the shuttle tanker segment, compared to approximately 55% in 2013 and 59% in 2012. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

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

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 31, 2014, there were approximately 167 FPSO units operating and 35 FPSO units on order in the world fleet. At December 31, 2014, we owned five FPSO units in which we have 100% ownership interests and two FPSO units in which we have 50% ownership interests. One of these FPSO units is currently undergoing a conversion and another is undergoing an upgrade as of December 31, 2014. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. The other major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, Bumi Armada, Bluewater and Yinson Production.

The following table provides additional information about our FPSO units as of December 31, 2014:

Vessel	Production Capacity (bbl/day)	Built	Ownership	Field name and location	Charterer	Contract End Date
Voyageur Spirit (1)	30,000	2008	100%	Huntington, U.K.	E.ON	April 2018
Cidade de Itajai (1)(2)	80,000	2010	50%	Bauna and Piracaba, Brazil	Petrobras	February 2022
Petrojarl Cidade de Rio das Ostras (3)	25,000	2008	100%	Espadarte, Brazil	Petrobras	January 2018
Piranema Spirit (1)	30,000	2007	100%	Piranema, Brazil	Petrobras	October 2018
Petrojarl Varg (1)	57,000	1998	100%	Varg, Norway	Talisman Energy	June 2016
Petrojarl I (4)	46,000	1986	100%	Atlanta, Brazil	QGEP	March 2021
Libra (5)	50,000	2014	50%	Libra, Brazil	Petrobras	March 2029

Total capacity	318,000

(1)	The charterer has options to extend the service contract.
(2)	The Cidade de Itajai was converted to an FPSO unit in 2012. The original hull was built in 1985.
(3)	The Petrojarl Cidade de Rio das Ostras was converted to an FPSO unit in 2008. The original hull was built in 1981.
(4)	The Petrojarl I is currently undergoing upgrades. The unit is expected to commence its five-year fixed-rate contract in early-2016.
(5)

The vessel is currently undergoing conversion into an FPSO unit for employment in the Libra field. The original hull was built in 1995. The unit is expected to commence its 12-year firm-period fixed-rate contract in early-2017.

During 2014, approximately 39% of our consolidated net revenues from continuing operations were earned by our FPSO units, compared to approximately 34% in 2013 and 29% in 2012. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

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

As of December 31, 2014, there were approximately 94 FSO units operating and eight FSO units on order in the world fleet, and we had six FSO units in which our ownership interests ranged from 89% to 100%. The major markets for FSO units are Southeast Asia, West Africa, Northern Europe, the Mediterranean, Southwest Asia and the Middle East. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

The following table provides additional information about our FSO units as of December 31, 2014:

Vessel	Capacity (dwt)	Built	Ownership	Field name and location	Contract Type	Charterer	Contract End Date
Suksan Salamander (1)	78,200	1993	100%	Bualuang, Thailand	Bareboat	Teekay Corporation	August 2024
Navion Saga (1)	149,000	1991	100%	Volve, Norway	Time charter	Statoil ASA	December 2015
Pattani Spirit (1)	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay Corporation	April 2019
Dampier Spirit (1)	106,700	1987	100%	Stag, Australia	Time charter	Apache Energy	October 2024
Falcon Spirit (1)	124,500	1986	100%	Al Rayyan, Qatar	Time charter	Occidental Qatar Energy	June 2017
Apollo Spirit (2)	129,000	1978	89%	Banff, U.K.	Bareboat	Teekay Corporation	December 2020

Total capacity	701,200

(1)	Charterer has option to extend the time charter.
(2)	Charterer is required to charter the vessel for as long as the Petrojarl Banff FPSO unit produces in the Banff field in the North Sea, which is expected to remain under contract until the end of 2020.

During 2014, approximately 6% of our consolidated net revenues from continuing operations were earned by the vessels in the FSO segment, compared to 7% in 2013 and 8% in 2012. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

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

The majority of crude oil tankers ranges in size from approximately 80,000 to approximately 320,000 dwt. Aframax tankers are the mid-size of the various primary oil tanker types, typically sized from 80,000 to 120,000 dwt. As of December 31, 2014, the world Aframax tanker fleet consisted of approximately 867 vessels, of which 609 are crude tankers and 258 are coated tankers are termed conventional tankers. As of December 31, 2014, there were approximately 110 conventional Aframax newbuildings on order for delivery through 2017, of which 40 crude tankers and 70 coated tankers. Delivery of a vessel typically occurs within two to three years after ordering.

As of December 31, 2014, our Aframax conventional crude oil tankers had an average age of approximately 8.3 years, compared to the average age of 9.2 years for the world Aframax conventional tanker fleet. New Aframax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require double-hulled vessels to be phased out after 25 years. All of our Aframax tankers are double-hulled.

The shuttle tankers in our contract of affreightment fleet may operate in the conventional spot market during downtime or maintenance periods for oil field installations or otherwise, which provides greater capacity utilization for the fleet.

The following table provides additional information about our conventional tankers as of December 31, 2014:

Vessel	Capacity (dwt)	Built	Ownership	Contract Type	Charterer	Contract End Date
SPT Explorer (1)	106,000	2008	100%	Bareboat	Teekay Corporation	January 2018
SPT Navigator (1)	106,000	2008	100%	Bareboat	Teekay Corporation	March 2018
Kilimanjaro Spirit (2)	115,000	2004	100%	Time charter	Teekay Corporation	November 2018
Fuji Spirit (2)	106,400	2003	100%	Time charter	Teekay Corporation	November 2018

Total capacity	433,400

(1)

Charterer has options to extend each bareboat charter for periods of two years, two years and one year for a total of five years after the initial term. The bareboat charter agreement was novated under the same terms from Skaugen PetroTrans, a joint venture 50%-owned by Teekay Corporation, to a wholly-owned subsidiary of Teekay Corporation in 2014.

(2)

Charterer has options to extend each time charter on an annual basis for a total of five years after the initial term. Charterer also has the right to purchase the vessel beginning on the third anniversary of the contract at a specified price.

During 2014, approximately 3% of our consolidated net revenues from continuing operations were earned by the vessels in the conventional tanker segment, compared to 4% in 2013 and 2012. All earnings from discontinued operations were from the conventional tanker segment. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Towage Segment

Long-haul towage and anchor handling vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. We operate with high-end vessels which can be defined as long-haul towage and anchor handling vessels with a bollard pull of greater than 180 tonnes and a fuel capacity of more than 2,000 metric tonnes. Our focus is on intercontinental towages requiring trans-ocean movements.

We are the sole provider of long-haul towage and anchor handling vessels with DP2 capability. Our towage vessels will operate on time-charter or voyage-charter towage contracts when they deliver. Under voyage-charter contracts, as project budgets are prepared and maintained well in advance of the contract commencement, voyage-charter revenue rates are less volatile than spot market rates.

As of December 31, 2014, there were approximately 33 long-haul towage vessels operating and four long-haul towage vessels on order in the world fleet, in which we have ten vessels (including four newbuildings scheduled to deliver throughout 2016, three vessels which delivered early-2015 and three vessels expected to deliver during the second quarter of 2015) with 100% ownership interests in. The average life expectancy of towing vessels is 25 to 30 years.

The following table provides additional information about our towage vessels as of December 31, 2014:

Vessel	Bollard Pull (tonnes)	Built	Ownership
ALP Winger (1)	220	2007	100%
ALP Guard (1)	301	2009	100%
ALP Centre (1)	306	2010	100%
ALP Striker (2)	300	2016	100%
ALP Defender (2)	300	2016	100%
ALP Sweeper (2)	300	2016	100%
ALP Keeper (2)	300	2016	100%

Total Capacity	2,027

(1)	Delivered in early-2015.
(2)	Newbuilding scheduled for delivery in 2016.

In 2014, we agreed to acquire six modern on-the-water long-distance towing and anchor handling vessels. In early 2015 we have taken delivery of three of the vessels and expect to take delivery of the remaining three vessels during the second quarter of 2015.

FAU Segment

Floating accommodation units are used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. Our FAUs are available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and include DP3 keeping systems that are capable of operating in deep water and harsh weather.

One of our FAUs is placed on a mid-term, fixed-rate time-charter contract.

As of December 31, 2014, there were approximately 30 DP FAUs operating and 18 units on order in the world fleet, and we had three units (consisting of one unit which delivered in February 2015 and two newbuilding units scheduled for delivery in 2016), in which we have 100% ownership interests.

The following table provides additional information about our FAUs as of December 31, 2014:

Vessel	Berths	Built	Ownership	Location	Contract type	Charterer	Contract End Date
Arendal Spirit (1)(2)	500	2015	100%	Brazil	Time charter	Petrobras	June 2018
Stavanger Spirit (3)(4)	500	2016	100%	n/a	n/a	n/a	n/a
Nantong Spirit (3)(5)	500	2016	100%	n/a	n/a	n/a	n/a

Total capacity	1,500

(1)	Delivered in February 2015 and expected to commence its three year fixed-rate time-charter contract in June 2015.
(2)	Charterer has an option to extend the time charter.
(3)	We expect to secure charter contracts before scheduled delivery.
(4)	Newbuilding expected to deliver early-2016.
(5)	Newbuilding expected to deliver late-2016.

Business Strategies

Our primary business objective is to increase distributions per unit by executing the following strategies:

•

Expand global operations in high growth regions. We seek to continue expansion of our shuttle tanker, FSO and FPSO, towage and FAU operations, particularly in our existing core offshore markets of Brazil and the North Sea.

•

Pursue further opportunities in the offshore sector. We believe that as a leading operator in the offshore FPSO sector, we can competitively pursue additional offshore FPSO projects anywhere in the world by combining our engineering and operational expertise with our global marketing organization and extensive customer and shipyard relationships. We believe that our joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) to jointly pursue FPSO projects in Brazil and arrangements with Sevan and Remora AS by which we have access to offshore production projects developed by both companies in the future, will also expand our offshore opportunities.

•

Acquire or construct additional vessels to serve under long-term, fixed-rate contracts. We intend to continue acquiring and constructing shuttle tankers, FSO and FPSO units and FAUs primarily with long-term contracts, rather than ordering vessels on a speculative basis. We believe this approach facilitates the financing of new vessels based on their anticipated future revenues and ensures that new vessels will be employed upon acquisition, which should provide stable cash flows.

•

Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. Energy companies seek partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage our operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Customers

Our most important customer measured by annual revenue is Petrobras Transporte S.A, which is Brazil’s largest company and the third largest energy company in the world.

Petrobras, Statoil, E.ON and Talisman Energy Inc. accounted for approximately 22%, 19%, 12% and 11%, respectively, of consolidated revenues from continuing operations during 2014. Petrobras, Statoil and Talisman Energy Inc accounted for approximately 25%, 20%, and 13%, and 28%, 21%, and 13%, respectively, of consolidated revenues from continuing operations during 2013 and 2012, respectively.

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

We, through certain of our subsidiaries, assist our operating subsidiaries in managing their ship operations. All vessels are operated under our comprehensive and integrated Safety Management System that complies with the International Safety Management Code (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, Occupational Health and Safety Assessment Series (or OHSAS) 18001 and the new Maritime Labor Convention 2006 (or MLC 2006) that became effective on August 20, 2013. The management system is certified by Det Norske Veritas (or DNV), the Norwegian classification society. It has also been separately approved by the Australian flag administrations. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and applicable flag states.

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

We believe that the generally uniform design of some of our existing vessels and the adoption of common equipment standards provides operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

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

In addition to Class surveys, the vessels’ flag state also verifies the condition of the vessel during annual flag state inspections, either independently or by additional authorization to Class. Also, Port State Authorities of a vessel’s port of call are authorized under international conventions to undertake regular and spot checks of vessels visiting their jurisdiction.

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

Overall we believe that our well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Regulations

General

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

International Maritime Organization (or IMO)

The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction in accordance with the requirements set out in these regulations, or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.

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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, and the International Convention on Load Lines of 1966. The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning (or DP) systems, which would apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and the equipment required for commercial vessels and includes regulations for their safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (MARPOL)(or Annex VI) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

In addition, the IMO has proposed (by the adoption in 2004 of the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the Ballast Water Convention)) that all shuttle tankers of the size we operate that were built starting in 2012 contain ballast water treatment systems to comply with the ballast water performance standard specified in the Ballast Water Convention, and that all other similarly sized shuttle tankers install ballast water treatment systems in order to comply with the ballast water performance standard from 2016. In the latter case, compliance is required not later than by their first intermediate or renewal survey in relation to the International Ballast Water Management Certificate, whichever occurs first, after the anniversary date of delivery of the relevant vessel in the year of compliance with the applicable standard. This convention is not yet effective. We estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

The IMO has also developed an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions and will be mandatory, with the safety provisions becoming part of SOLAS and the environmental provisions becoming part of MARPOL. In November 2014 the IMO’s MSC adopted the Polar Code and the related amendments to SOLAS in relation to safety, while the IMO’s Marine Environment Protection Committee (or MEPC) is expected to adopt the environmental provisions of the Polar Code and associated amendments to MARPOL at its next session in 2015. Once adopted, the Polar Code is to enter into force on January 1, 2017.

European Union (or EU)

Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled.

The EU has also adopted legislation (Directive 2009/16/EC on Port State Control as subsequently amended) that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The EU is also considering the adoption of criminal sanctions for certain pollution events, including improper cleaning of tanks (Directive 2009/15/EC as amended by Directive 2014/111/EU of December 17, 2014).

The EU has adopted regulations requiring the use of low sulfur fuel. Currently, vessels are required to burn fuel with a sulfur content not exceeding 1% (while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas). Beginning January 1, 2015, vessels are required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. The California Air Resources Board will require vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. IMO regulations require that as of January 1, 2015, all vessels operating within Emissions Control Areas (or ECAs) worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since July 1, 2010, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 1.00%. Other established ECAs under Annex VI to MARPOL are the North American ECA and the United States Caribbean Sea ECA. Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.

The EU has recently adopted Regulation (EU) No 1257/2013 which imposes rules regarding ship recycling and management of hazardous materials on vessels. The Regulation sets out requirements for the recycling of vessels in an environmentally sound manner at approved recycling facilities, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also contains rules to control and properly manage hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims at facilitating the ratification of the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships adopted by the IMO in 2009 (which has not entered into force). It applies to vessels flying the flag of a Member State. In addition, certain of its provisions also apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation is to apply not earlier than December 31, 2015 and not later than December 31, 2018, although certain of its provisions are applicable from December 31, 2014 and certain others are to apply from December 31, 2020.

North Sea and Brazil

Our shuttle tankers and FPSO units primarily operate in the North Sea and Brazil.

There is no international regime in force which deals with compensation for oil pollution from offshore craft, such as FPSOs. The issue whether the CLC and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage 1971, as amended by the 1992 Protocol (or the Fund Convention), which deal with liability and compensation for oil pollution and the Convention on Limitation of Liability for Maritime Claims 1976, as amended by the 1996 Protocol to it (or the 1976 Limitation of Liability Convention), which deals with limitation of liability for maritime claims, apply to FPSOs is neither straightforward nor certain. The CLC and the Fund Convention were not drafted with FPSOs and offshore craft in mind and it is doubtful whether FPSOs and any claims for oil pollution caused by them fall within the ambit of the CLC and the Fund Convention. This is due to the definition of “ship” under these conventions and the requirement that oil is “carried” on board the relevant vessel. Nevertheless, the wording of the 1992 Protocol to the CLC leaves room for arguing that FPSOs and oil pollution caused by them can come under the ambit of these conventions for the purposes of liability and compensation. However, the application of these conventions also depends on their implementation by the relevant domestic laws of the countries which are parties to them.

UK’s Merchant Shipping Act 1995, as amended (or the MSA), implements the CLC but uses a wider definition of a “ship” than the one used in the CLC and in its 1992 Protocol but still refers to the criteria used by the CLC. It is therefore doubtful that FPSOs fall within its wording. However, the MSA also includes separate provisions for liability for oil pollution otherwise than under the CLC (section 154 of Chapter III of Part VI of the MSA). These apply to vessels which fall within a much wider definition and include non-seagoing vessels. It is arguable that the wording of these MSA provisions is wide enough to cover oil pollution caused by offshore craft such as FPSOs. The liability regime under these MSA provisions is similar to that imposed under the CLC but limitation of liability is subject to the 1976 Limitation of Liability Convention regime (as implemented in the MSA),

With regard to the 1976 Limitation of Liability Convention, it is, again, doubtful whether it applies to FPSOs, as it contains certain exceptions in relation to vessels constructed for or adapted to and engaged in drilling and in relation to floating platforms constructed for the purpose of exploring or exploiting natural resources of the seabed or its subsoil. However, these exceptions are not included in the legislation implementing the 1976 Limitation of Liability Convention in the UK, which is also to be found in the MSA. In addition, the MSA sets out a very wide definition of “ship” in relation to which the 1976 Limitation of Liability Convention is to apply and there is room for argument that if FPSOs fall within that definition of “ship”, they are subject in the UK to the limitation provisions of the 1976 Limitation of Liability Convention.

In the absence of an international regime regulating liability and compensation for oil pollution caused by offshore oil and gas facilities, the Offshore Pollution Liability Agreement 1974 (or OPOL) was entered into by a number of oil companies and became effective in 1975. This is a voluntary industry oil pollution compensation scheme which is funded by the parties to it. These are operators or intending operators of offshore facilities used in the exploration for and production of oil and gas located within the jurisdictions of a number of “Designated States” which include the UK, Denmark, Norway, Germany, France, Greenland, Ireland, the Netherlands, the Isle of Man and the Faroe Islands. The scheme provides for strict liability of the relevant operator for pollution damage and remedial costs, subject to a limit, and the operators must provide evidence of financial responsibility in the form of insurance or other security to meet the liability under the scheme.

With regard to FPSOs, Chapter 7 of Annex I of MARPOL (which contains regulations for the prevention of oil pollution) sets out special requirements for fixed and floating platforms, including, amongst others, FPSOs and FSUs. The IMO’s Marine Environment Protection Committee has issued guidelines for the application of MARPOL Annex I requirements (as revised from time to time) to FPSOs and FSUs.

The EU’s Directive 2004/35/CE on environmental liability with regard to the prevention and remedying of environmental damage (or the Environmental Liability Directive) deals with liability for environmental damage on the basis of the “polluter pays” principle. Environmental damage includes damage to protected species and natural habitats and damage to water and land. Under this Directive, operators whose activities caused the environmental damage or the imminent threat of such damage are to be held liable for the damage (subject to certain exceptions). With regard to environmental damage caused by specific activities listed in the Directive, operators are strictly liable, regardless of fault or negligence. This is without prejudice to their right to limit their liability in accordance with national legislation implementing the 1976 Limitation of Liability Convention. The Directive applies both to damage which has already occurred and where there is an imminent threat of damage. It also requires the relevant operator to take preventive action, to report an imminent threat and any environmental damage to the regulators and to perform remedial measures, such as clean-up. The Environmental Liability Directive has been implemented in the UK by the Environmental Damage (Prevention and Remediation) Regulations 2009.

In June 2013 the EU adopted Directive 2013/30/EU on safety of offshore oil and gas operations and amending Directive 2004/35/EC. This new Directive lays down minimum requirements for member states and the European Maritime Safety Agency for the purposes of reducing the occurrence of major accidents related to offshore oil and gas operations, thus increasing protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting disruptions to the EU’s energy production and improving responses to accidents. The Directive sets out extensive requirements, such as preparation of a major hazard report with risk assessment, emergency response plan and safety and environmental management system applicable to the relevant oil and gas installation before the planned commencement of the operations, independent verification of safety and environmental critical elements identified in the risk assessment for the relevant oil and gas installation, and ensuring that factors such as the applicant’s safety and environmental performance and its financial capabilities or security to meet potential liabilities arising from the oil and gas operations are taken into account when considering granting a license. Under the Directive, Member States are to ensure that the relevant licensee is financially liable for the prevention and remediation of environmental damage (as defined in the Environmental Liability Directive) caused by offshore oil and gas operations carried out by or on behalf of the licensee or the operator. Member States must lay down rules on penalties applicable to infringements of the legislation adopted pursuant to this Directive. Member States must bring into force laws, regulations and administrative provisions necessary to comply with this Directive by 19 July 2015. The UK legislation implementing this Directive and due to enter into force on 19 July 2015 are the Environmental Damage (Prevention and Remediation) (England) Regulations 2015.

In addition to the regulations imposed by the IMO and EU, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas, including the United Kingdom and Norway. In the UK, the exploration for and production of oil and gas in the UK, including the UK sector of the North Sea is undertaken pursuant to the Petroleum Act 1998 in accordance with the conditions of a license issued by the UK government. Model clauses included in such licenses require licensees amongst other things to operate in accordance with methods customarily used in good oilfield practice and to take all steps practicable to prevent the escape of oil. Various UK regulations dealing with environmental and other aspects of offshore oil and gas activities are also in place. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on the shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea.

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

OPA 90 also requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or Coast Guard) evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guarantees from a third party for the remaining vessels. If other vessels in our fleet trade into the United States in the future, we expect to obtain guarantees from third-party insurers.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. Certain new IMO regulations became effective on January 1, 2013. The new technical and operational measures imposed by these new regulations include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU is currently considering a proposal for a regulation establishing a system of monitoring, reporting and verification of greenhouse gas shipping emissions (or MRV system). The proposed MRV system may be the precursor to a market-based mechanism to be adopted in the future. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, the EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2014.

D. Properties

Other than our vessels and VOC plants mentioned above, we do not have any material property.

E. Taxation of the Partnership

United States Taxation

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

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

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our current operations, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. In addition, we believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below.

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

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, (i) it is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income (or an Equivalent Exemption), (ii) it meets one of three ownership tests (or Ownership Tests) described in the Section 883 Regulations, and (iii) it meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements. However, we do not believe that we meet the Ownership Tests and therefore we will not qualify for the Section 883 Exemption and our U.S. Source International Transportation Income will not be exempt from U.S. federal income taxation.

The Net Basis and Branch Profits Taxes. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that any of our income has been or will be, U.S. Source Domestic Transportation Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profit taxes described above, we would be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income, without benefit of deductions. For 2015, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income will be approximately $150,000 based on the amount of U.S. Source International Transportation Income we earned for 2014. The amount of such tax for which we are liable for any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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

Other Taxation

We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read Item 18 – Financial Statements: Note 13 – Income Taxes.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We are an international provider of marine transportation, oil production, storage, towage and floating accommodation services to the offshore oil industry focusing on the fast-growing, deep-water offshore oil regions of the North Sea and Brazil. We operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, and conventional crude oil tankers, and will operate towage vessels and floating accommodation units (FAUs). As at December 31, 2014, our fleet consists of 34 shuttle tankers (including two chartered-in vessels and one HiLoad Dynamic Positioning (or DP) unit), seven FPSO units (including the Libra FPSO and the Petrojarl I FPSO conversion and upgrade projects), six FSO units, and four conventional oil tankers, in which our interests range from 50% to 100%. In addition, our fleet includes six modern on-the-water towing and anchor handling vessels (of which three vessels delivered during the first quarter of 2015, with the remaining three vessels expected to deliver during the second quarter of 2015), and four long-haul towing and anchor handling vessel newbuildings scheduled for delivery in 2016 and three FAUs, of which one FAU delivered in February 2015 and the remaining two units are scheduled for delivery in 2016.

Our growth strategy focuses on expanding our fleet of shuttle tankers and our FPSO and FSO units under long-term, fixed-rate time charters and expanding into related offshore services, including specialized towage and floating accommodation. We intend to continue our practice of primarily acquiring vessels as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, production and storage sectors by selectively targeting long-term, fixed-rate time charters. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to long-term, fixed-rate time charter opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We have rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation, Sevan Marine ASA (or Sevan) and Remora AS (or Remora). Our operating fleet primarily trades on medium to long-term, stable contracts and we are structured as a publicly-traded master limited partnership.

Global crude oil prices have significantly declined since mid-2014. A continuation of lower oil prices or a further decline in oil prices may adversely affect investment in the exploration for or development of new or existing offshore projects and limit our growth opportunities, as well as reduce our revenues under volume- or production-based contracts or upon entering into replacement or new charter contracts.

SIGNIFICANT DEVELOPMENTS

Libra FPSO Project

In January 2015, we, through our 50/50 joint venture with Odebrecht Oil & Gas S.A (Odebrecht), finalized the contract with Petroleo Brasileiro SA (Petrobras) to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract will be serviced by a new FPSO unit converted from our 1995-built shuttle tanker, the Navion Norvegia. The conversion project is currently underway at Sembcorp Marine’s Jurong Shipyard in Singapore and is scheduled to commence operations in early-2017 under a 12-year firm period fixed-rate contract with Petrobras and its international partners. The FPSO conversion is expected to be completed for a total fully built-up cost of approximately $1.0 billion.

Petrojarl I FPSO Acquisition

In December 2014, we entered into an agreement with a consortium led by Queiroz Galvão Exploração e Produção SA (QGEP) to provide an FPSO unit for the Atlanta field located in the Santos Basin offshore Brazil. In connection with the QGEP contract, we acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million and the unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands for an estimated cost of approximately $232 million, including the cost of acquiring the Petrojarl I FPSO unit. The unit is scheduled to commence operations in the first half of 2016 under a five-year fixed-rate charter contract with QGEP. The FPSO will be used as an early production system unit on the Atlanta field which is located 185 kilometers offshore from the Brazil coast at a water depth of approximately 1,550 meters and contains an estimated 260 million recoverable barrels of oil equivalent.

Knarr FPSO Acquisition

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited (BG) to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by a newbuilding FPSO unit, the Petrojarl Knarr (or Knarr), which arrived in Norway in mid-September 2014 following delivery from the shipyard. In December 2014, the Board of Directors of our general partner approved our acquisition of the Knarr FPSO unit from Teekay Corporation, subject to the unit completing certain operational tests and commencing its charter contract at full rate. The purchase price for the Knarr, which is based on a fully built-up cost of approximately $1.25 billion, is expected to be financed through the assumption of an existing $815 million long-term debt facility and $450 million through a combination of issuing equity and short-term vendor financing from Teekay Corporation. In March 2015, the Knarr achieved first oil under its charter contract with BG. We expect to complete the acquisition of the Knarr during the second quarter of 2015.

Acquisition of Logitel

In August 2014, we acquired Logitel Offshore Holding AS (Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel is currently constructing three newbuilding FAUs, based on a Sevan cylindrical hull design, at the COSCO (Nantong) Shipyard (or COSCO) in China for an estimated cost of approximately $588 million, including $30.0 million from our assumption of Logitel’s obligations under a bond agreement from Sevan. We currently hold options to order up to an additional five FAUs. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petrobras in Brazil for the first FAU, which delivered in February 2015. The FAU is expected to commence its charter with Petrobras during the second quarter of 2015. We expect to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the first quarter of 2016 and the fourth quarter of 2016. We intend to finance the initial newbuilding payments through our existing liquidity and expect to secure long-term debt financing for the units prior to their scheduled deliveries. Please read Item 18 – Financial Statements: Note 18b – Acquisition of Logitel Offshore Holding AS.

Acquisition of ALP and Towage Vessels

In March 2014, we acquired ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. As part of the transaction, we and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings, which will be equipped with dynamic positioning capability, for an estimated cost of approximately $258 million. We intend to continue financing the newbuilding installments through our existing liquidity and expect to secure long-term debt financing for these vessels prior to their scheduled deliveries in 2016. Please read Item 18 – Financial Statements: Note 18a – Acquisition of ALP Maritime Services B.V.

In October 2014, we, through our wholly-owned subsidiary ALP, agreed to acquire six modern on-the-water long-distance towing and anchor handling vessels for approximately $220 million. The vessels were built between 2006 and 2010 and are all equipped with DP capabilities. We took delivery of three vessels in early-2015 and expect to take delivery of the remaining three vessels during the second quarter of 2015. Including these vessels, along with ALP’s four state-of-the-art long-distance towing and anchor handling newbuildings scheduled to deliver in 2016, ALP will become the world’s largest owner and operator of DP towing and anchor handling vessels. All ten vessels will be capable of long-distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units.

This acquisition of ALP, the related newbuilding orders and on the water assets represents our entrance into the long-haul ocean towage and offshore installation services business. We believe that the combination of our infrastructure and access to capital with ALP’s experienced management team in this market will enable us to further grow this niche business, which is a natural complement to our existing offshore business.

Shuttle Contracts

In December 2013, we were awarded a six-year shuttle tanker contract of affreightment, with extension options up to an additional four years, with BG Group plc, which will service the Knarr oil and gas field in the North Sea. The expected start date for the shuttle tanker contract of affreightment coincides with the expected full start-up of the Petrojarl Knarr FPSO unit in the North Sea in the second quarter of 2015.

In September 2013, we acquired a 2010-built HiLoad DP unit from Remora, a Norway-based offshore marine technology company, for a total purchase price of approximately $60 million, including modification and mobilization costs. In late-December 2014, we received notification from Petrobras that the HiLoad DP unit did not meet certain test criteria under the time-charter contract and therefore, we are currently reviewing various alternatives. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltd. to undertake a front-end engineering and design (FEED) study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, is expected to include new features such as increased engine power and capability to maneuver vessels larger than Suezmax conventional tankers. Under the terms of an agreement between Remora and us, we have a right of first refusal to acquire any future HiLoad DP projects developed by Remora.

Voyageur Spirit FPSO Acquisition

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO unit were completed. Since that time, we have been receiving full rate under the charter contract as though the unit was producing at full capacity either directly from the charterer or through an indemnification arrangement with Teekay Corporation, which indemnified us for certain lost revenues and unrecovered vessel operating expenses relating to the unit. On April 4, 2014, we received the certificate of final acceptance from the charterer of the Voyageur Spirit FPSO unit, E.ON Ruhrgas UK GP Limited (or E.ON), which declared the unit on-hire retroactive to February 22, 2014.

Indemnification amounts paid to us by Teekay Corporation have been effectively treated as a reduction in the purchase price paid by us to Teekay Corporation for the Voyageur Spirit FPSO. From the date of first oil, on April 13, 2013, Teekay Corporation indemnified us for a total of $41.1 million.

FSO Contracts

In July 2014, we completed the conversion of our 1993-built shuttle tanker the Navion Clipper into an FSO unit, now the Suksan Salamander, for an estimated cost of approximately $75 million, including mobilization costs. In August 2014, the FSO unit commenced its ten-year charter contract plus extension options with Salamander Energy plc, in Asia.

In May 2014, we entered into a ten-year contract extension with Apache Energy for the Dampier Spirit FSO unit, which operates on the Stag oil field offshore Western Australia.

In May 2013, we entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the 1995-built shuttle tanker, the Randgrid, which we currently own through a 67%-owned subsidiary and of which we will acquire full ownership prior to its conversion. The FSO conversion project is expected to cost approximately $276 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following scheduled completion of the conversion in early-2017, the newly converted FSO unit will commence operations under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options.

Equity Issuances

In November 2014, we issued 6.7 million common units to a group of institutional investors, generating net proceeds of $178.5 million (including our general partner’s 2% proportionate capital contribution). The net proceeds from the issuance of these common units were used for general partnership purposes, which include funding vessel conversion projects and financing newbuilding FAUs and towage vessels.

In 2013, we implemented a continuous offering program (or the COP) under which we may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. During 2014, we sold an aggregate of 0.2 million common units under the COP, generating net proceeds of approximately $7.6 million (including our general partner’s 2% proportionate capital contribution and net of offering costs). The net proceeds from the issuance of these common units were used for general partnership purposes.

Bond Issuances

In May 2014, we issued $300.0 million in new senior unsecured non-rated bonds in the United States which mature in January 2019. The bonds are listed on the New York Stock Exchange and bear interest at a fixed rate of 6.0%. We used the net proceeds of $293.5 million from the bond offering for general partnership purposes.

In January 2014, we issued in the Norwegian bond market NOK 1,000 million in senior unsecured bonds, maturing in January 2019. The bonds are listed on the Oslo Stock Exchange. The aggregate principal amount of the bonds was equivalent to $162.2 million and all interest and principal payments have been swapped into U.S. dollars at a fixed rate of 6.28%. The net proceeds from the bond offering was used for general partnership purposes.

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

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be based on fair market value.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 180,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht is a 50 percent partner in the Cidade de Itajai FPSO and the new Libra FPSO project.

Teekay Corporation owns two additional FPSO units, the Hummingbird Spirit and the Petrojarl Banff, which may also be offered to us in the future pursuant to the omnibus agreement.

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

We also generate revenues by charging customers for production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, which may contain a variable component for incentive-based revenues dependent upon operating performance.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Contract of Affreightment	Time Charter	Bareboat Charter	Voyage Charter (1)	FPSO Service Contracts
Typical contract length	One year or more	One year or more	One year or more	Single voyage	Long-term
Hire rate basis(2)	Typically daily	Daily	Daily	Varies	Daily
Voyage expenses(3)	We pay	Customer pays	Customer pays	Varies	Not applicable
Vessel operating expenses(3)	We pay	We pay	Customer pays	We pay	We pay
Off hire (4)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay	Not applicable
Shutdown (5)	Not applicable	Not applicable	Not applicable	Not applicable	Varies

(1)	Under a consecutive voyage charter, the customer pays for idle time.
(2)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(3)	Defined below under “Important Financial and Operational Terms and Concepts.”
(4)	“Off hire” refers to the time a vessel is not available for service.
(5)	“Shutdown” refers to the time production services are not available.

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

Income from Vessel Operations. To assist us in evaluating operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, realized and unrealized (losses) gains on non-designated derivative instruments, foreign currency exchange losses and other income.

Dry docking. We must periodically dry dock our shuttle tankers, conventional oil tankers, towage vessels and FAUs for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. We may dry dock FSO units if we desire to qualify them for shipping classification. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs incurred during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. We expense costs related to routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets, and for annual class survey costs on our FPSO units. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

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

Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. We use calendar-ship-days primarily to highlight changes in vessel operating expenses, time-charter hire expense and depreciation and amortization. Calendar-ship days are based on our owned and chartered-in fleet, including vessels owned by our 50%, 67% and 89% owned subsidiaries.

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

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In May 2013, we acquired the Voyageur Spirit FPSO unit. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interest in this vessel was actually acquired by us are retroactively adjusted to include the results of this acquired vessel. The period retroactively adjusted include all periods that we and the acquired vessel were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect the vessel and its results of operations, referred to herein as the Dropdown Predecessor, as if we had acquired it when the vessel began operations under the ownership of Teekay Corporation on April 13, 2013. Please read Item 18 – Financial Statements: Note 3 – Dropdown Predecessor.

•

The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•

Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to experience a global manpower shortage of qualified seafarers in certain sectors due to growth in the world fleet and competition for qualified personnel. Going forward, there may be significant increases in crew compensation as vessel and officer supply dynamics continue to change. In addition, factors such as fluctuations in commodity and raw material prices could contribute to changes in operating expenditures, while changes in regulatory requirements could contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations, however increases to operational costs are still likely to occur in the future.

•

Our financial results of operations are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates, long-term debt and deferred income taxes) are revalued and reported based on the prevailing exchange rate at the end of the period. We have entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Payments under the service agreements are adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased or decreased payments under the services agreements if the strength of the U.S. Dollar declines or increases, respectively, relative to the Norwegian Kroner.

•

Our net income is affected by fluctuations in the fair value of our derivatives instruments. Our interest rate swaps, cross currency swaps and foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of income as unrealized gains or losses on derivatives for interest rate swaps and foreign currency forward contracts and as foreign exchange losses for the cross currency swaps. The changes in fair value do not affect our consolidated cash flows, liquidity or cash distributions to partners.

•

Our operations are seasonal and our financial results vary as a consequence of dry dockings. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. In addition, we generally do not earn revenue when our vessels are in scheduled and unscheduled dry docking. Five shuttle tankers are scheduled for dry docking in 2015. From time to time, unscheduled dry dockings may cause additional fluctuations in our financial results.

We manage our business and analyze and report our results of operations on the basis of four operating business segments: the shuttle tanker segment, the FPSO segment, the FSO segment and the conventional tanker segment, each of which are discussed below.

Results of Operations

Year Ended December 31, 2014 versus Year Ended December 31, 2013

Shuttle Tanker Segment

As at December 31, 2014, our shuttle tanker fleet consisted of 32 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, one shuttle tanker in lay-up as a conversion candidate, and the HiLoad DP unit. Of these 34 shuttle tankers, six were owned through 50%-owned subsidiaries, two through a 67%-owned subsidiary and two were chartered-in. The remaining vessels are owned 100% by us. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. One of these shuttle tankers, the Randgrid, is committed to a conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in the second quarter of 2015. In October 2014, the Navion Norvegia was sold to our 50/50 joint venture with Odebrecht and is now undergoing conversion into an FPSO for operation in the Libra oil field in Brazil.

The following table presents our shuttle tanker segment’s operating results for 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for 2014 and 2013, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2014	2013	% Change
Revenues	577,064	552,019	4.5
Voyage expenses	(105,562)	(99,543)	6.0
Net revenues	471,502	452,476	4.2
Vessel operating expenses	(159,438)	(152,986)	4.2
Time-charter hire expense	(31,090)	(56,682)	(45.2)
Depreciation and amortization	(110,686)	(115,913)	(4.5)
General and administrative (1)	(29,154)	(21,821)	33.6
(Write down) and gain (loss) on sale of vessels	(1,638)	(76,782)	(97.9)
Restructuring recovery (charge)	225	(2,169)	(110.4)

Income from vessel operations	139,721	26,123	434.9

Calendar-Ship-Days
Owned Vessels	11,870	10,914	8.8
Chartered-in Vessels	802	1,456	(44.9)

Total	12,672	12,370	2.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

The average size of our owned shuttle tanker fleet increased in 2014 compared to 2013, primarily due to the delivery to us during 2013 of four newbuilding shuttle tankers (or the BG Shuttle Tankers) and the delivery of the HiLoad DP unit in April 2014, partially offset by the sale of the Navion Norvegia in October 2014, the commencement of the conversion of the Navion Clipper to the Suksan Salamander FSO unit in April 2013, and the sale of the Basker Spirit in January 2013. Included in calendar-ship-days for 2014 and 2013 is one owned shuttle tanker that has been in lay-up since May 2012 following its redelivery to us upon expiration of its time-charter-out contract in April 2012.

The average size of our chartered-in shuttle tanker fleet decreased for 2014 compared to 2013, primarily due to the redelivery to their owners of the Karen Knutsten in January 2014 and the Grena in November 2013.

Net Revenues. Net revenues increased for 2014 from 2013, primarily due to:

•	an increase of $60.0 million due to the commencement of the ten-year time-charter contracts of the four BG Shuttle Tankers during 2013 and early-2014;

•	an increase of $7.6 million due to a higher level of trading our excess shuttle tanker capacity in the conventional tanker spot market;

•	an increase of $3.8 million due to an increase in reimbursable bunker expenses; and

•	an increase of $0.8 million due to an increase in rates under certain bareboat charter contracts;

partially offset by

•

a decrease of $43.8 million due to fewer revenue days resulting from the redelivery of four vessels to us in July 2013, December 2013, January 2014 and February 2014, as they completed their time-charter-out agreements, a decrease in revenues in our contract of affreightment fleet due to lower fleet utilization and a decrease in rates as provided in certain contracts;

•	a decrease $5.0 million due to more repair off-hire days in our time-chartered-out fleet compared to last year; and

•	a decrease of $4.6 million due to less opportunities to trade excess shuttle tanker capacity in short-term offshore projects.

Vessel Operating Expenses. Vessel operating expenses increased for 2014 from 2013, primarily due to:

•	an increase of $9.7 million due to the commencement of the time-charter-out agreements of the four BG Shuttle Tankers during 2013 and early-2014; and

•	an increase of $8.3 million relating to the HiLoad DP unit due to $4.7 million of mobilization costs and due to the commencement of operations of the unit in April 2014;

partially offset by

•	a decrease of $4.4 million due to the lay-up of the Navion Norvegia since June 2014 and its subsequent sale to our 50/50 joint venture with Odebrecht in October 2014;

•

a decrease of $2.5 million due to a decrease in ship management fees in our contract of affreightment and time-charter fleets resulting from the reorganization of our onshore marine operations in 2013;

•	a decrease of $1.8 million primarily due to a decrease in repairs and maintenance expenses compared to 2013;

•	a decrease of $1.2 million due to the timing of port and project expenses compared to 2013;

•

a decrease of $0.8 million due to a change in crew composition relating to the reflagging of two vessels during late 2013 and early 2014, respectively, and the strengthening of the U.S. Dollar against the Norwegian Kroner; partially offset by an increase in crew and manning costs primarily due to higher crew levels; and

•	a decrease of $0.7 million relating to the lay-up and FSO conversion of the Navion Clipper since February 2013.

Time-Charter Hire Expense. Time-charter hire expense decreased for 2014 from 2013, primarily due to:

•

a decrease of $26.1 million due to the redelivery by us of the Karen Knutsen in January 2014 and the Grena in November 2013. The Grena was subsequently re-chartered by us coinciding with the redelivery of the Sallie Knutsen, in September 2014;

•	a decrease of $1.7 million due to the off-hire and drydocking of the Sallie Knusten during 2014; and

•	a decrease of $1.3 million primarily relating to the drydocking and higher off-hire of the Aberdeen during 2014;

partially offset by

•	an increase of $3.6 million due to increased spot in-chartering of shuttle tankers.

Depreciation and Amortization. Depreciation and amortization expense decreased for 2014 from 2013, primarily due to the impact from the write-down of six shuttle tankers during 2013 and lower vessel contract amortization expense, partially offset by increases due to the delivery of the four BG Shuttle Tankers during 2013, the dry docking of shuttle tankers in late-2013 and early-to-mid-2014, and a decrease in the depreciation period of a shuttle tanker, the Randgrid, due to its expected conversion to an FSO unit.

(Write-down) and gain (loss) on sale of vessels. (Write-down) and gain on sale of vessels was ($1.6) million for 2014 which consisted of a write-down of a vessel of $4.8 million and a gain on the sale of a vessel of $3.1 million. In the third quarter of 2014, the carrying value of one of our 1990s-built shuttle tanker was written down to its estimated fair value, using an appraised value. The write-down was the result of the vessel charter contract expiring in early-2015 and the expected sale of the vessel. In October 2014, a 1995-built shuttle tanker, the Navion Norvegia, was sold to our 50/50 joint venture with Odebrecht. The proceeds from the sale of the vessel were $13.4 million, which included $0.4 million for bunkers on-board at the time of sale. The net book value of the vessel at the time of sale was $6.8 million. As the vessel was sold to our 50/50 joint venture with Odebrecht, we have deferred 50% of the gain on sale of the vessel. The vessel is committed to a new FPSO conversion for the Libra field.

Write-down and loss on sale of vessels was $76.8 million for 2013, of which $37.2 million relates to two shuttle tankers which we own through a 50%-owned subsidiary and $19.3 million relates to two shuttle tankers which we own through a 67%-owned subsidiary. During 2013, the carrying value of six of our 1990s-built shuttle tankers were written down to their estimated fair values using appraised values. Of the six vessels, during the third quarter of 2013, four of the shuttle tankers were written down as the result of: the recontracting of one of the vessels, which we own through a 50%-owned subsidiary, at lower rates than expected during the third quarter of 2013; the cancellation of a short-term contract which occurred in September 2013; and a change in expectations for the contract renewal for two of the shuttle tankers, one operating in Brazil, and the other, which we own through a 50%-owned subsidiary, in the North Sea. In the fourth quarter of 2013, two shuttle tankers, which we own through a 67%-owned subsidiary, were written down to their estimated fair values due to a cancellation of a contract renewal and the expected sale of an aging vessel. One of these two vessels was also written down in 2012.

Restructuring Recovery (Charge). Restructuring recovery for 2014 was $0.2 million relating to a $0.8 million reimbursement received relating to the reorganization of our shuttle tanker marine operations, partially offset by a $0.6 million charge relating to the reflagging of one shuttle tanker.

Restructuring charge was $2.2 million for 2013 resulting from a $0.6 million charge from the reflagging of one shuttle tanker and a $1.6 million charge from the reorganization of our shuttle tanker marine operations.

FPSO Segment

As at December 31, 2014, our FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50%. We acquired the Voyageur Spirit FPSO unit and our interest in the Itajai FPSO unit from Teekay Corporation in May 2013 and June 2013, respectively. In October 2014, we sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture with Odebrecht and the vessel currently is undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. We acquired the Petrojarl I FPSO unit from Teekay Corporation in December 2014 which is undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, we acquired the unit from Teekay Corporation. Upon commencing production, we had a specified time period to receive final acceptance from the charterer; however due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO unit were completed and the unit achieved full production capacity. We entered into an interim agreement with E.ON, the charterer, whereby we were compensated for production beginning August 27, 2013 until final acceptance on February 22, 2014.

Until the Voyageur Spirit FPSO unit was declared on hire, Teekay Corporation indemnified us for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, Teekay Corporation indemnified us for a total of $34.9 million for production shortfalls and unreimbursed repair costs. For 2014, Teekay Corporation indemnified us for an additional $3.5 million for production shortfalls and unreimbursed repair costs. Amounts paid as indemnification from Teekay Corporation to us were treated as a reduction in the purchase price we paid for the FPSO unit.

The following table presents our FPSO segment’s operating results for 2014 and 2013, and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Itajai and the Libra FPSO units, which are accounted for under the equity method.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2014	2013	% Change
Revenues	354,518	284,932	24.4
Vessel operating expenses	(158,216)	(152,616)	3.7
Depreciation and amortization	(72,905)	(66,404)	9.8
General and administrative (1)	(27,406)	(17,742)	54.5

Income from vessel operations	95,991	48,170	99.3

Calendar-Ship-Days
Owned Vessels	1,476	1,339	10.2

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).

The average number of our FPSO units increased in 2014 compared to 2013, due to the acquisition of the Voyageur Spirit on May 2, 2013 and the Petrojarl I on December 15, 2014. No earnings are expected from the Petrojarl I until its upgrades are completed, which is scheduled for the first half of 2016.

Revenues. Revenues increased for 2014 from 2013, primarily due to:

•	an increase of $60.9 million mainly relating to the commencement of the charter agreement for the Voyageur Spirit FPSO unit in August 2013;

•	an increase of $4.5 million due to settlement payments relating to reimbursable expenses for the Voyageur Spirit FPSO unit during the third and fourth quarters of 2014;

•	an increase of $4.5 million due to a produced water treatment plant startup on the Piranema Spirit, which commenced the second quarter of 2014;

•

an increase of $4.1 million due to an increase in rates on the Rio das Ostras in accordance with the annual contractual escalation adjustment and a credit earned from the charterer of the unit for unused maintenance days under the service contract;

•	an increase of $2.0 million relating to the Piranema Spirit for a credit earned from the charterer for unused maintenance days in accordance with the service contract; and

•	an increase of $1.0 million relating to an increase in daily hire rates on the Voyageur Spirit, partially offset by a decrease in incentive compensation of the unit;

partially offset by

•	a decrease of $4.8 million due to a reduction in crew hours recharged to the charterer of the Petrojarl Varg; and

•	a decrease of $3.0 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner.

In connection with the sale and purchase agreement, Teekay Corporation indemnified us for lost revenue and unreimbursed repair costs from the Voyageur Spirit being off-hire since the unit began operations on April 13, 2013 until February 21, 2014. The indemnification amounts relating to lost revenue were $3.1 million and $31.3 million for 2014 and 2013, respectively. The indemnification amounts relating to unreimbursed repair costs were $0.4 million and $3.6 million for 2014 and 2013, respectively. These have been recorded in equity as an adjustment to the purchase price we paid for the FPSO unit.

Vessel Operating Expenses. Vessel operating expenses increased for 2014 from 2013, primarily due to:

•

an increase of $23.2 million due to the acquisition of the Voyageur Spirit FPSO unit in May 2013 and higher repair and maintenance costs on the unit in 2014, partially offset by a decrease in external consulting fees for the unit in 2014;

partially offset by

•	a decrease of $8.5 million due to lower repair and maintenance costs on the Piranema Spirit, Petrojarl Varg and Rio das Ostras FPSO units;

•	a decrease of $7.6 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner;

•	a decrease of $1.3 million primarily due to lower ship management fees relating to the FPSO units; and

•	a decrease of $0.9 million due to a decrease in external agency fees for the Piranema Spirit FPSO unit.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for 2014 from 2013, primarily due to the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013.

FSO Segment

As at December 31, 2014, our FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, in which our ownership interests range from 89% to 100%. We have committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in the second quarter of 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for 2014 and 2013, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2014	2013	% Change
Revenues	53,868	59,016	(8.7)
Voyage (expenses) recoveries	(1,500)	432	(447.2)

Net revenues	52,368	59,448	(11.9)
Vessel operating expenses	(28,649)	(32,713)	(12.4)
Depreciation and amortization	(8,282)	(10,178)	(18.6)
General and administrative (1)	(3,870)	(2,553)	51.6

Income from vessel operations	11,567	14,004	(17.4)

Calendar-Ship-Days
Owned Vessels	2,190	2,100	4.3

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

The average number of our FSO units increased in 2014 compared to 2013, due to the conversion of the Navion Clipper shuttle tanker to an FSO unit, the Suksan Salamander, which commenced in April 2013 and was completed in July 2014. The Suksan Salamander commenced its charter contract in August 2014.

Net Revenues. Net revenues decreased for 2014 from 2013, primarily due to:

•	a decrease of $3.2 million due to the recontracting of the Pattani Spirit at a lower charter rate in April 2014, for a further five years;

•	a decrease of $2.7 million due to the drydocking of the Navion Saga during the third quarter of 2014;

•	a decrease of $2.4 million due to the drydocking of the Dampier Spirit during the second quarter of 2014;

•

a decrease of $0.9 million due to a recovery of expenses in the first quarter of 2013 relating to the 2012 drydocking of the Navion Saga and the appreciation of the U.S. Dollar against the Norwegian Kroner;

•	a decrease of $0.9 million primarily due to the appreciation of the U.S. Dollar against the Australia Dollar; and

•	a decrease of $0.7 million due to an increase in bunker expenses.

partially offset by

•	an increase of $3.3 million due to the commencement of operations of the Suksan Salamander in the third quarter of 2014; and

•	an increase of $0.6 million primarily due to the timing of vessel operating expense reimbursements relating to the Dampier Spirit;

Vessel Operating Expenses. Vessel operating expenses decreased for 2014 from 2013, primarily due to:

•	a decrease of $1.7 million relating to expenditures on engineering studies completed to support our FSO tenders in 2013;

•

a decrease of $1.7 million for the Navion Saga FSO unit due to lower crew costs mainly relating to a pension expense incurred in the fourth quarter of 2013; and the management of the unit was outsourced until the first quarter of 2013, when management was taken in-house and transition costs were incurred in that period; and

•	a decrease of $0.5 million due to the timing of services, spares and offshore expenses for the Navion Saga.

Depreciation and amortization. Depreciation and amortization expense decreased for 2014 from 2013, primarily due to an extension of the estimated useful lives of the Pattani Spirit and the Apollo Spirit resulting from an extension of the charter periods for these units and the completion of dry docking depreciation of the Dampier Spirit prior to its scheduled dry docking in the second quarter of 2014, partially offset by the delivery of the Suksan Salamander in August 2014.

Conventional Tanker Segment

As at December 31, 2014, we owned 100% interests in two Aframax conventional crude oil tankers (which operate under fixed-rate time charters with Teekay Corporation) and two vessels (that have additional equipment for lightering) which operate under fixed-rate bareboat charters with a 100% owned subsidiary of Teekay Corporation.

The table below excludes three additional conventional tankers as they have been determined to be discontinued operations. During the first quarter of 2013, we sold a vessel and we terminated the long-term time-charter-out contract employed by one of our conventional tankers with a subsidiary of Teekay Corporation, which was subsequently sold in the second quarter of 2013. A third conventional tanker on contract to Teekay Corporation was sold in the third quarter of 2013. We received early termination fees from Teekay Corporation of $6.8 million and $4.5 million in the first and second quarters of 2013, respectively, which are recorded in discontinued operations.

The following table presents our conventional tanker segment’s operating results for 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for 2014 and 2013, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2014	2013	% Change
Revenues	33,566	34,772	(3.5)
Voyage expenses	(5,373)	(4,532)	18.6

Net revenues	28,193	30,240	(6.8)
Vessel operating expenses	(5,906)	(5,813)	1.6
Depreciation and amortization	(6,680)	(6,511)	2.6
General and administrative (1)	(2,136)	(2,357)	(9.4)
Restructuring charge	—	(438)	(100.0)

Income from vessel operations	13,471	15,121	(10.9)

Calendar-Ship-Days
Owned Vessels	1,460	1,460	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

Net Revenues. Net revenues decreased for 2014 from 2013, primarily due to a lower amount of reimbursed bunkers and off-hire days associated with the drydocking of one vessel in 2014.

Restructuring Charge. Restructuring charge was $0.4 million for 2013 related to the reorganization of the conventional tanker marine operations. The purpose of the restructuring was to create better alignment with marine operations resulting in a lower cost organization. The reorganization was completed by June 30, 2013.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $67.5 million for 2014, from $44.5 million for 2013, mainly due to: the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013; the acquisition of ALP during the first quarter of 2014 (including a $1.6 million business development fee paid to Teekay Corporation for assistance with the acquisition during the second quarter of 2014 and a $1.0 million fee to a third party relating to the acquisition during the first quarter of 2014); the delivery of the HiLoad DP unit during the second quarter of 2014; the acquisition of Logitel during the third quarter of 2014; the commencement of operations for the four BG Shuttle Tankers during 2013 and early-2014; the acquisition of the Petrojarl I FPSO during the fourth quarter of 2014 (including a $2.1 million business development fee paid to Teekay Corporation for assistance with securing the charter contract for the Petrojarl I); an increase in business development costs relating to FPSO tenders including the Libra FPSO project; an increase in equity based compensation relating to restricted unit awards; and an increase in the corporate service fee from Teekay Corporation to support our growth due to additional efforts required; partially offset by cost savings due to the reorganization of marine operations within our shuttle tanker business unit completed in 2013.

Interest Expense. Interest expense increased to $88.4 million for 2014, from $62.9 million for 2013, primarily due to:

•

an increase of $21.0 million due to the $300 million senior unsecured bonds issued during the second quarter of 2014 and the borrowings relating to the Voyageur Spirit FPSO, the four BG Shuttle Tankers (which commenced operations during 2013 and early-2014), and the Suksan Salamander (which commenced operations in the third quarter of 2014);

•

a net increase of $5.2 million primarily from the issuance of NOK 1,000 million senior unsecured bonds in January 2014, partially offset by the repurchase during the first quarter of 2013 of NOK 388.5 million of the NOK 600 million senior unsecured bonds and the remaining NOK 211.5 million bonds that matured in November 2013; and

•	an increase of $1.5 million from an increase in loan cost amortization relating to new debt facilities;

partially offset by

•	a decrease of $2.3 million mainly due to lower debt balances and partially due to lower interest rates on all other borrowings.

Interest Income. Interest income decreased to $0.7 million for 2014, from $2.6 million for 2013, primarily due to interest income received in 2013 on our partial prepayment to Teekay Corporation of $150 million in anticipation of the Voyageur Spirit FPSO unit acquisition. We received interest on this amount at a rate of LIBOR plus a margin of 4.25% until we acquired the FPSO unit on May 2, 2013.

Realized and Unrealized (Losses) Gains on Derivative Instruments. Net realized and unrealized (losses) gains on non-designated derivative instruments were ($143.7) million for 2014, compared to $34.8 million for 2013.

During 2014 and 2013, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.7 billion and $1.6 billion, respectively, and average fixed rates of approximately 3.6%. Short-term variable benchmark interest rates during these periods were generally 0.8% or less and, as such, we incurred realized losses of $55.6 million and $63.1 million during 2014 and 2013, respectively, under the interest rate swap agreements. Included in realized losses for 2013 is a $4.1 million loss due to the termination of an interest rate swap relating to the Voyageur Spirit, which is included in the results of the Dropdown Predecessor. Please see Item 18 – Financial Statements: Note 3. In addition, we recorded a $31.8 million realized loss in 2013 related to the early termination of an interest rate swap.

During 2014 and 2013, we recognized unrealized (losses) gains on our interest rate swaps of ($75.8) million and $133.5 million, respectively. The unrealized losses during 2014 resulted from a $131.4 million of unrealized losses relating to decreases in long-term LIBOR benchmark interest rates relative to 2013, partially offset by the transfer of $55.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements. The unrealized gains during 2013 resulted from the transfer of $94.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements, including a $31.8 million realized loss from the early termination of an interest rate swap, and an additional $38.6 million of unrealized gains relating to increases in long-term LIBOR benchmark interest rates relative to the prior year.

Please see Item 5 - Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gains on derivative instruments.

Equity Income. Equity income was $10.3 million for 2014 compared to $6.7 million for 2013 relating to a full year of earnings on our investment in the Itajai FPSO unit, of which we acquired a 50% interest from Teekay Corporation in June 2013.

Foreign Currency Exchange Loss. Foreign currency exchange losses were $16.1 million for 2014, compared to $5.3 million for 2013. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2014, foreign currency exchange losses include a realized loss of $2.0 million (2013 – gain of $1.6 million) and an unrealized loss of $94.0 million (2013 – $38.6 million) on the cross currency swaps, and an unrealized gain of $86.0 million (2013 - $38.0 million) on the revaluation of the Norwegian Kroner denominated debt. There were additional realized and unrealized foreign exchange losses of $6.2 million, (2013 - $6.5 million) on all other monetary assets and liabilities. For 2013, we repurchased NOK 388.5 million of the then outstanding NOK 600 million senior unsecured bonds that matured in November 2013. Associated with this, we recorded $6.6 million of realized losses on the repurchased bonds and recorded $6.8 million of realized gains on the termination of the associated cross currency swap.

Loss on Bond Repurchase. Loss on bond repurchase was $1.8 million for 2013. The loss represents a 2.5% premium paid for the repurchase of NOK 388.5 million of the then outstanding NOK 600 million senior unsecured bonds that matured in November 2013.

Other Income. Other income decreased to $0.8 million for 2014 from $1.1 million for 2013, mainly due to a decrease in leasing income from our VOC equipment. The leasing income decreased as a result of the completion of the VOC contracts during 2014.

Income Tax Expense. Income tax expense was $2.2 million for each of 2014 and 2013. Our 2014 deferred tax expense decreased, mainly due to a deferred tax recovery recognized in 2014 as a result of higher future projected income for our Norwegian tax group, while we incurred a deferred tax expense in 2013 due to lower projected income for our Norwegian tax group. The 2014 deferred tax recovery was offset by the recognition of deferred tax expense relating to the utilization of prior year loss carry forwards to offset an increase in 2014 earnings of the Dampier Spirit due to higher rates from a contract extension, and the utilization of prior year loss carry forwards for the Voyageur Spirit. Our 2014 current tax expense increased, mainly due to income tax adjustments relating to the Rio das Ostras Brazilian entity during the first quarters of 2014 and 2013, and the settlement of a claim for prior taxes paid during 2013.

Net (Loss) Income from Discontinued Operations. Net loss from discontinued operations was $4.6 million for the year ended December 31, 2013. We sold the Leyte Spirit, the Poul Spirit and the Gotland Spirit during the first, second and third quarters of 2013, respectively.

If these vessels were not classified as discontinued operations, the results of the operations of these vessels would have been reported within the conventional tanker segment.

During the first and second quarters of 2013, we terminated the long-term time-charter-out contract employed by the Poul Spirit and the Gotland Spirit with a subsidiary of Teekay Corporation. We received early termination fees from Teekay Corporation of $11.3 million during 2013. In addition, we recorded (write-downs) and gain (loss) on sale of vessels of ($18.5) million during 2013.

Year Ended December 31, 2013 versus Year Ended December 31, 2012

Shuttle Tanker Segment

As at December 31, 2013, our shuttle tanker fleet consisted of 34 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, one shuttle tanker in lay-up as a conversion candidate, and the HiLoad DP unit. Of these 36 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and three were chartered-in (of which one was redelivered to its owner in January 2014), with the remainder owned 100% by us. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. One of these shuttle tankers, the Randgrid, is committed to a conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in the second quarter of 2015.

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

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change
Revenues	552,019	569,519	(3.1)
Voyage expenses	(99,543)	(104,394)	(4.6)

Net revenues	452,476	465,125	(2.7)
Vessel operating expenses	(152,986)	(160,957)	(5.0)
Time-charter hire expense	(56,682)	(56,989)	(0.5)
Depreciation and amortization	(115,913)	(122,921)	(5.7)
General and administrative (1)	(21,821)	(20,146)	8.3
Write down and loss on sale of vessels	(76,782)	(24,542)	212.9
Restructuring charge	(2,169)	(647)	235.2

Income from vessel operations	26,123	78,923	(66.9)

Calendar-Ship-Days	10,914	11,530	(5.3)
Owned Vessels	1,456	1,459	(0.2)
Chartered-in Vessels
Total	12,370	12,989	(4.8)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

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

•	a decrease of $2.0 million due to fewer opportunities to trade excess capacity in the conventional spot market; and

•	a decrease of $0.5 million due to a decrease in reimbursable bunker expenses;

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

•	a decrease of $5.5 million due to a decrease in ship management costs from the reduction in our contract of affreightment and time-charter fleet and cost saving initiatives;

partially offset by

•	an increase of $7.5 million due to the delivery of the four BG Shuttle Tankers during 2013;

•	an increase of $0.9 million due to the timing of port expenses; and

•	an increase of $0.9 million due to an increase in crew training expenses.

Time-Charter Hire Expense. Time-charter hire expense decreased for 2013 from 2012, primarily due to:

•	a decrease of $2.0 million due to the redelivery of one vessel to its owner in November 2013; and

•	a decrease of $0.9 million due to decreased spot in-chartering during 2013;

partially offset by

•	an increase of $2.8 million due to fewer off-hire days in 2013.

Depreciation and Amortization. Depreciation and amortization expense decreased for 2013 from 2012, primarily due to the write-down of two older shuttle tankers in 2012 to their estimated fair value, the write-down of four older shuttle tankers in 2013 to their estimated fair value, the sale of the two older shuttle tankers in 2012 and one older shuttle tanker in 2013, lower vessel contract amortization and the completion of dry-dock depreciation for various shuttle tankers, partially offset by additional depreciation relating to the deliveries of the four BG Shuttle Tankers, vessel upgrades and dry dockings.

Write down and Loss on Sale of Vessels. Write down and loss on sale of vessels was $76.8 million for 2013, of which $37.2 million relates to two shuttle tankers which we own through a 50%-owned subsidiary and $19.3 million relates to two shuttle tankers which we own through a 67%-owned subsidiary. During 2013, the carrying value of six of our 1990s-built shuttle tankers were written down to their estimated fair value using appraised values. Of the six vessels, during the third quarter of 2013, four of the shuttle tankers were written down as the result of: the recontracting of one of the vessels, which we own through a 50%-owned subsidiary, at lower rates than expected during the third quarter of 2013; the cancellation of a short-term contract which occurred in September 2013, and a change in expectations for the contract renewal for two of the shuttle tankers, one operating in Brazil, and the other, which we own through a 50%-owned subsidiary, in the North Sea. In the fourth quarter of 2013, two shuttle tankers, which we own through a 67%-owned subsidiary, were written down to their estimated fair value due to a cancellation of a contract renewal and expected sale of an aging vessel. One of these two vessels was also written down in 2012.

Write-down and loss on sale of vessels was $24.5 million for 2012. In 2012, the carrying value of five of our shuttle tankers were written down to their estimated fair value. In the third quarter of 2012, a 1993-built shuttle tanker was written down to its estimated fair value due to a change in the operating plan for the vessel. In the third and fourth quarters of 2012, two shuttle tankers, which were written down in 2011, were further written down to their estimated fair value upon sale in 2012. In the fourth quarter of 2012, a 1992-built shuttle tanker, which was written down in 2010, was further written down to its estimated fair value and classified as held-for-sale as at December 31, 2012. The vessel was sold in 2013. In the fourth quarter of 2012, a 1995-built shuttle tanker was written down to its estimated fair value due to the age of the vessel and the requirements of trading in the North Sea and Brazil and the weak tanker market. The estimated fair value of the vessel was determined using discounted cash flows. The estimated fair value for each of the other four vessels written down in 2012 was determined using appraised values.

Restructuring Charge. Restructuring charges was $2.2 million for 2013 resulting from a $0.6 million charge from the reflagging of one shuttle tanker and a $1.6 million charge from the reorganization of our shuttle tanker marine operations.

Restructuring charges were $0.6 million for 2012, resulting from a reorganization of marine operations to create better alignment within the shuttle tanker business unit to create a reduced-cost organization going forward.

FPSO Segment

As at December 31, 2013, our FPSO fleet consisted of the Petrojarl Varg, the Rio das Ostras, the Piranema Spirit and the Voyageur Spirit FPSO units, all of which we own 100%, and the Itajai FPSO unit, of which we own 50%. We acquired the Voyageur Spirit FPSO unit and our interest in the Itajai FPSO unit from Teekay Corporation in May 2013 and June 2013, respectively.

We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results for 2013 and 2012, and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Itajai FPSO unit, which is accounted for under the equity method.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change
Revenues	284,932	231,688	23.0
Vessel operating expenses	(152,616)	(111,855)	36.4
Depreciation and amortization	(66,404)	(50,905)	30.4
General and administrative (1)	(17,742)	(11,208)	58.3

Income from vessel operations	48,170	57,720	(16.5)

Calendar-Ship-Days
Owned Vessels	1,339	1,098	21.9

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).

The average number of our FPSO units increased in 2013 compared to 2012 due to the acquisition of the Voyageur Spirit on May 2, 2013.

Revenues. Revenues increased for 2013 from 2012, primarily due to:

•

an increase of $53.2 million relating to the acquisition of the Voyageur Spirit FPSO unit, of which $25.2 million relates to the charter-hire of the unit beginning August 27, 2013 under an interim agreement with E.ON; and

•	an increase of $1.2 million due to an increase in rates on the Piranema Spirit in accordance with the annual escalation of the charter component;

partially offset by

•

a decrease of $1.9 million due to the Rio das Ostras earning only a 95% standby rate, while it was shut down and being relocated to a new oil field in 2013, and a lower credit earned from the charterer for unused maintenance days under the service contract of the Rio das Ostras compared to last year, partially offset by the recovery of certain upgrade costs.

Teekay Corporation has indemnified us for lost revenue and unreimbursed repair costs from the Voyageur Spirit being off-hire since the start of the Dropdown Predecessor period on April 13, 2013. The indemnification amount relating to lost revenue was $31.3 million for 2013. The indemnification amount relating to unreimbursed repair costs was $3.6 million for 2013. These have been recorded in equity as a reduction to the purchase price we paid for the FPSO unit.

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

FSO Segment

As at December 31, 2013, our FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, in which our ownership interests range from 89% to 100%. During 2013, we committed to converting one of our shuttle tankers, the Navion Clipper, into an FSO unit. In addition, we have committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for 2013 and 2012, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change
Revenues	59,016	62,901	(6.2)
Voyage (recoveries) expenses	432	(400)	(208.0)

Net revenues	59,448	62,501	(4.9)
Vessel operating expenses	(32,713)	(38,255)	(14.5)
Depreciation and amortization	(10,178)	(9,038)	12.6
General and administrative (1)	(2,553)	(1,838)	38.9

Income from vessel operations	14,004	13,370	4.7

Calendar-Ship-Days
Owned Vessels	2,100	1,830	14.8

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

The average number of our FSO units increased in 2013 compared to 2012, due to the commencement of the conversion of the Navion Clipper shuttle tanker to an FSO unit in April 2013.

Net Revenues. Net revenues decreased for 2013 from 2012, primarily due to:

•	a decrease of $5.5 million from engineering studies completed in 2012 to support our FSO tenders; and

•	a decrease of $0.7 million due to reduced rates on the Falcon Spirit;

partially offset by

•	an increase of $3.5 million due to the drydocking of the Navion Saga during the third quarter of 2012.

Vessel Operating Expenses. Vessel operating expenses decreased for 2013 from 2012, primarily due to:

•	a decrease of $5.7 million relating to expenditures on engineering studies completed in 2012 to support our FSO tenders;

•	a decrease of $0.8 million due to a reduction in services and spares for the Navion Saga relating to its drydocking during the third quarter of 2012; and

•	a decrease of $0.5 million relating to lower crew costs and the timing of services and spares for the Dampier Spirit primarily due to the appreciation of the U.S. Dollar against the Australian Dollar;

partially offset by

•	an increase of $0.8 million due to lay-up costs for the Navion Clipper prior to the commencement of its conversion to an FSO unit; and

•	an increase of $0.8 million due to costs to transition the management of the Navion Saga in-house.

Depreciation and amortization. Depreciation and amortization expense increased for 2013 from 2012, primarily due to additional dry-dock depreciation for the dry docking of the Navion Saga completed in the third quarter of 2012.

Conventional Tanker Segment

As at December 31, 2013, we owned 100% interests in two Aframax conventional crude oil tankers (which operate under fixed-rate time charters with Teekay Corporation), and two vessels (that have additional equipment for lightering) which operated under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture.

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

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change
Revenues	34,772	37,119	(6.3)
Voyage expenses	(4,532)	(5,689)	(20.3)

Net revenues	30,240	31,430	(3.8)
Vessel operating expenses	(5,813)	(6,509)	(10.7)
Depreciation and amortization	(6,511)	(6,500)	0.2
General and administrative(1)	(2,357)	(1,389)	69.7
Restructuring charge	(438)	(468)	(6.4)

Income from vessel operations	15,121	16,564	(8.7)

Calendar-Ship-Days
Owned Vessels	1,460	1,460	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

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

Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, increased to $62.9 million for 2013, from $47.5 million for 2012, primarily due to:

•	an increase of $14.5 million due to the drawdown of new debt facilities relating to the Voyageur Spirit FPSO and the four BG Shuttle Tankers that delivered during 2013; and

•

a net increase of $7.3 million primarily from the issuance of the NOK 1,300 million senior unsecured bonds in January 2013, partially offset by the repurchase of NOK 388.5 million of the NOK 600 million senior unsecured bonds that matured in November 2013; and

•	an increase of $0.9 million due to an increase in intercompany loan balances;

partially offset by

•	a decrease of $5.0 million due to lower debt balances on existing debt facilities compared to 2012; and

•	a decrease of $2.4 million due to decreased interest rates compared to 2012.

Interest Income. Interest income increased to $2.6 million for 2013, from $1.0 million for 2012, primarily due to interest income received in 2013 on our partial prepayment to Teekay Corporation of $150 million in anticipation of the Voyageur Spirit FPSO unit acquisition. We received interest on this amount at a rate of LIBOR plus a margin of 4.25% until we acquired the FPSO unit on May 2, 2013.

Realized and Unrealized (Losses) Gains on Derivative Instruments. Net realized and unrealized gains (losses) on non-designated derivatives were $34.8 million for 2013, compared to ($26.3) million for 2012.

During 2013 and 2012, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.6 billion, with average fixed rates of approximately 3.6% and 4.3%, respectively. Short-term variable benchmark interest rates during these periods were generally 1.1% or less and, as such, we incurred realized losses of $63.1 million and $58.6 million during 2013 and 2012, respectively, under the interest rate swap agreements. Included in realized losses for 2013 is a $4.1 million loss due to the termination of an interest rate swap relating to the Voyageur Spirit, which is included in the results of the Dropdown Predecessor. In addition, we recorded a $31.8 million realized loss in 2013 related to the early termination of an interest rate swap.

During 2013 and 2012, we recognized unrealized gains on our interest rate swaps of $133.5 million and $26.1 million, respectively. The unrealized gains during 2013 resulted from the transfer of $94.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements, including a $31.8 million realized loss from the early termination of an interest rate swap, and an additional $38.7 million of unrealized gains relating to increases in long-term LIBOR benchmark interest rates relative to the prior period. The net unrealized gain during 2012 resulted from the transfer of $58.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements, offset by an incremental $32.5 million of unrealized losses relating to further declines in long-term LIBOR benchmark interest rates relative to the prior year.

Please see Item 5 - Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gains on derivative instruments.

Foreign Currency Exchange Loss. Foreign currency exchange losses were $5.3 million for 2013, compared to $0.3 million for 2012. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2013 foreign currency exchange losses include a realized gain of $1.6 million (2012 – $3.0 million) and an unrealized (loss) gain of ($38.6) million (2012 – $10.7 million) on the cross currency swap and an unrealized gain (loss) of $38.0 million (2012 – ($13.9) million) on the revaluation of the Norwegian Kroner denominated debt. There were additional realized and unrealized foreign exchange losses of $6.5 million, (2012 – $0.1 million) on all other monetary assets and liabilities. During 2013, we repurchased NOK 388.5 million of our NOK 600 million senior unsecured bonds that matured in November 2013. Associated with this, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the associated cross currency swap.

Loss on Bond Repurchase. Loss on bond repurchase was $1.8 million for 2013. The loss represents a 2.5% premium paid for the repurchase of NOK 388.5 million of the NOK 600 million senior unsecured bonds that matured in November 2013.

Other Income. Other income was $1.1 million for 2013, compared to $1.5 million for 2012, which was primarily comprised of leasing income from our VOC equipment and the unrealized gain on the contingent consideration liability relating to the Scott Spirit shuttle tanker acquisition (please read Item 18. Financial Statements: Note 4a - Financial Instruments). The leasing income is decreasing as the VOC contracts near completion.

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

Net (Loss) Income from Discontinued Operations. Net (loss) income from discontinued operations was ($4.6) million for 2013 compared to $17.6 million for 2012. In 2012, we sold the Hamane Spirit, Torben Spirit and Luzon Spirit. During the first quarter of 2013, we sold the Leyte Spirit, which was classified as held-for-sale at December 31, 2012. During 2013 we sold the Poul Spirit and the Gotland Spirit, respectively.

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

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 8 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have two revolving credit facilities that requires us to maintain vessel value to drawn principal balance ratios of a minimum of 105% and 120%, respectively. As at December 31, 2014, these ratios were 151% and 137%, respectively. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. Changes in the conventional tanker market could negatively affect these ratios. As at December 31, 2014, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at December 31, 2014, our total cash and cash equivalents were $252.1 million, compared to $219.1 million at December 31, 2013. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $351.7 million as at December 31, 2014, compared to $331.0 million as at December 31, 2013. The increase in liquidity was primarily due to: the proceeds from the issuance of NOK 1,000 million and $300.0 million of senior unsecured bonds in January 2014 and May 2014, respectively; the net proceeds from the issuance of common units, including net proceeds of $7.6 million from the issuance of common units under the COP in May 2014 and $178.5 million from a private placement of common units in November 2014, partially offset by our acquisition in March 2014 of 100% of the shares of ALP and installments on the four ALP towage vessels newbuildings; our acquisition in August 2014 of 100% of the shares of Logitel and the exercise of the option to construct the third FAU; the conversion costs relating to the Randgrid shuttle tanker, a reduction in the amount available for borrowing under our revolving credit facilities; and the scheduled repayment and prepayment of outstanding term loans.

As at December 31, 2014, we had a working capital deficit of $124.0 million, compared to a working capital deficit of $720.6 million at December 31, 2013. The current portion of long-term debt decreased mainly due to the refinancing of three debt facilities and the repayment of various debt facilities during 2014. Our net due to affiliates balance decreased mainly due to repayments made during 2014, partially offset by our acquisition from Teekay Corporation of the Petrojarl I FPSO unit. We expect to manage our working capital deficit primarily with net operating cash flow generated in 2015 and, to a lesser extent, with new and existing undrawn revolving credit facilities and term loans.

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

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2014	2013	2012
Net cash flow from operating activities	160,186	255,387	267,494
Net cash flow from (used for) financing activities	37,179	231,865	(206,007)
Net cash flow used for investing activities	(164,353)	(474,465)	(35,082)

Operating Cash Flows.

Net cash flow from operating activities decreased to $160.2 million for 2014, from $255.4 million in 2013, primarily due to a $163.5 million decrease in changes in non-cash working capital, a $26.2 million increase in net interest expense, a $23.1 million increase in general and administrative expenses, a $16.9 million increase in dry-docking expenditures, a $15.1 million decrease in cash receipts from discontinued operations, a $6.6 million increase in vessel operating expenses, a $5.7 million decrease in foreign exchange gains and other items, and a $1.2 million increase in current income taxes, partially offset by a $77.9 million increase in net revenue, a $38.2 million decrease in realized losses on derivatives, a $25.6 million decrease in time-charter hire expense, a $16.8 million increase in dividends received from our equity-accounted joint venture, a $2.8 million decrease in restructuring costs and a $1.8 million decrease in loss on bond repurchase.

The increase in non-cash working capital items for 2014 compared to 2013 is primarily due to the timing of payments made to vendors and the timing of settlements with related parties, partially offset by the timing of payments received from customers.

Net cash flow from operating activities decreased to $255.4 million for 2013, from $267.5 million in 2012, primarily due to a $40.0 million increase in realized losses on non-designated derivative instruments, a $26.6 million increase in vessel operating expenses, a $15.7 million decrease in income from discontinued operations, a $12.8 million increase in net interest expense, a $10.3 million increase in general and administrative expenses, a $4.4 million increase in net deferred mobilization costs, a $1.8 million loss on bond repurchase, a $1.5 million increase in restructuring costs and a $1.5 million increase in current income taxes partially offset by a $69.4 million increase in changes in non-cash working capital items and a $33.7 million increase in net revenue.

The increase in non-cash working capital items for 2013 compared to 2012 is primarily due to the timing of payments made to vendors and the timing of settlements with related parties, partially offset by the timing of payments received from customers.

For a further discussion of changes in income statement items described above, please read “Results of Operations”.

Financing Cash Flows.

In order to partially finance new acquisitions, we periodically issue equity to the public and to institutional investors. We raised net proceeds (including our general partner’s 2% proportionate capital contribution) of $186.1 million in 2014, $263.8 million in 2013 and $257.2 million in 2012. Proceeds from equity issued in 2014 will be used for general partnership purposes, which may include funding vessel conversion projects and financing newbuilding FAUs and towage vessels. We paid finance shipyard installments for the four BG shuttle tankers in 2013 and 2012. We purchased the Voyageur Spirit FPSO unit during 2013.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds (outflow) from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt were $915.9 million in 2014, $658.7 million in 2013 and ($131.4) million in 2012. Net proceeds from the issuance of long-term debt increased in 2014 from 2013, primarily due to proceeds from the issuance of NOK 1,000 million and $300.0 million unsecured bonds in January 2014 and May 2014, respectively, and long-term debt issued to finance conversion costs for the Suksan Salamander in October 2014. Net proceeds from the issuance of long-term debt increased in 2013 from 2012, primarily due to long-term debt issued to finance a portion of the acquisition of the Voyageur Spirit FPSO unit, to partially finance the final installments for the four BG shuttle tankers and for repayments and prepayments of existing revolving debt facilities.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt increased to $804.7 million in 2014, from $266.9 million in 2013 and $146.2 million in 2012.

Cash distributions paid by our subsidiaries to non-controlling interests totaled $27.9 million in 2014, $7.8 million in 2013 and $8.8 million in 2012. Cash distributions paid by us to our common unitholders, our general partner and our Series A preferred unitholders totaled $214.7 million in 2014, $192.1 million in 2013 and $160.9 million in 2012. The increase in distributions paid by our subsidiaries to non-controlling interests in 2014 from 2013 was due to the timing of payments of cash distributions. The increase in distributions to our common and preferred unitholders in 2014 and 2013 was attributed to: three increases in our cash distribution to common unitholders, commencing with the cash distributions paid in the first quarter of 2014, the second quarter of 2013 and the second quarter of 2012, of $0.0131 per unit, $0.0128 per unit and $0.0125 per unit, respectively, or approximately 2.5% each; an increase in the number of common units resulting from the 7.1 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2014, the 5.5 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2013 and the 9.7 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2012; and the issuance of 6.0 million Series A preferred units in 2013. The increase in the 2014 cash distribution coincided with the completion of deliveries of the four BG Shuttle Tankers. The increase in the 2013 cash distribution coincided with our acquisition of the Voyageur Spirit FPSO unit. The increase in the 2012 cash distribution coincided with our acquisition of the Piranema Spirit FPSO unit.

Subsequent to December 31, 2014, cash distributions for our common units relating to the fourth quarter of 2014 were declared and paid on February 13, 2015 and totaled $55.0 million. Subsequent to December 31, 2014, cash distributions for Series A preferred units relating to the fourth quarter of 2014 were declared and paid on February 13, 2015 and totaled $2.7 million.

Investing Cash Flows

During 2014, net cash flow used for investing activities was $164.4 million, primarily relating to the expenditures for vessels and equipment, including installments of $59.7 million on the four newbuilding ALP towage vessels, $53.4 million on FSO conversion costs, $11.5 million on installment payments on the FAU newbuildings and $47.8 million on various other vessel additions, investments in our equity accounted joint ventures of $12.4 million and the $2.3 million acquisition of 100% of the shares of ALP, partially offset by aggregate sales proceeds of $13.4 million from the sale of the Navion Norvegia shuttle tanker, scheduled lease payments of $5.1 million received from the leasing of our VOC emissions equipment and direct financing lease assets and a net cash inflow of $4.1 million due to cash received of $8.1 million as part of the acquisition of 100% of the shares of Logitel, offset by $4.0 million cash consideration paid.

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

During 2012, net cash flow used for investing activities was $35.1 million, primarily relating to expenditures for vessels and equipment, including installment payments of $78.1 million on the four newbuilding BG shuttle tankers and $9.3 million on various other vessel additions, partially offset by $35.2 million in proceeds from the sale of five vessels and scheduled lease payments of $17.1 million received from the leasing of certain of our volatile organic compound emissions equipment and direct financing lease assets.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2014:

	Total	2015	2016 and 2017	2018 and 2019	Beyond 2019
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Long-term debt (1)	2,046.9	258.0	644.5	794.1	350.3
Chartered-in vessels (operating leases)	30.0	18.4	11.6	—	—
Acquisition of vessels and newbuildings and committed conversion costs (2)	1,821.3	945.2	874.2	1.9	—

Norwegian Kroner-Denominated Obligations
Long-term debt (3)	389.1	—	147.6	241.5	—

Total contractual obligations	4,287.3	1,221.6	1,677.9	1,037.5	350.3

(1)

Excludes expected interest payments of $57.6 million (2015), $94.9 million (2016 and 2017), $57.2 million (2018 and 2019) and $22.8 million (beyond 2019). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR, plus margins which ranged between 0.30% and 3.25% (variable-rate loans) as at December 31, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.

(2)

Consists of the acquisition of four towage and anchor handling newbuildings and three FAU newbuildings, our 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, the FSO conversion for the Randgrid shuttle tanker, and the acquisition of the six on-the-water long-distance towing and anchor handling vessels. Please read Item 18 – Financial Statements: Note 14 (c), (d), (e), (f) and (g) – Commitments and Contingencies, and Note 18 (a) and (b) – Acquisitions.

(3)

Excludes expected interest payments of $24.5 million (2015), $36.2 million (2016 and 2017), and $9.1 million (2018 and 2019). Expected interest payments are based on NIBOR, plus margins which ranged between 4.00% and 5.75% as at December 31, 2014. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our Norwegian Kroner-denominated obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies. Please read Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies.

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

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2014. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels employed on single-voyage, or spot charters, as well as those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

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

(in thousands of U.S. dollars, except number of vessels) Reportable Segment	Number of Vessels		Market Values(1) $	Carrying Values $

Shuttle Tanker Segment	6	(2)	148,600	214,874
Shuttle Tanker Segment	2	(3)	46,600	73,205
FSO Segment	2	(2)	12,500	24,916

(1)

Market values are determined using reference to second-hand market comparable values or using a depreciated replacement cost approach as at December 31, 2014. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers and FSO units may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

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

(2)	Undiscounted cash flows are marginally greater than the carrying values.
(3)	Undiscounted cash flows are significantly greater than the carrying values.

Judgments and Uncertainties. Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Shuttle and conventional tankers are depreciated using an estimated useful life of 20 to 25 years commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessel for the estimated useful life. FPSO units are depreciated using an estimated useful life of 20 to 25 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. FSO units are depreciated over the term of the contract. FAUs are depreciated over an estimated useful life of 35 years commencing the date the unit is delivered from the shipyard. Towage vessels are depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and drydocking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

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

Dry docking

Description. We dry dock each of our shuttle tankers, conventional oil tankers and towage vessels, periodically for inspection, repairs and maintenance and for any modifications to comply with industry certification or governmental requirements. We may dry dock FSO units if we desire to qualify them for shipping classification. We capitalize a substantial portion of the costs we incur during dry docking and amortize those costs on a straight-line basis over the estimated useful life of the dry dock. We immediately expense costs for routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets.

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

As of December 31, 2014, the shuttle segment and the towage segment had goodwill attributable to them. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the section entitled “Forward-Looking Statements.”

Aggregate amortization expense of intangible assets for 2014 and 2013 was $4.0 million and $5.1 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets. As at December 31, 2014 and 2013, the net book value of intangible assets was $6.4 million and $10.4 million, respectively.

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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 12 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of income.

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

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As at December 31, 2014, we had a valuation allowance of $128.4 million (2013 - $136.7 million).

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

Directors and Executive Officers of Teekay Offshore GP L.L.C.

The following table provides information about the directors and executive officers of our general partner, Teekay Offshore GP L.L.C. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors and officers are as of December 31, 2014.

Name	Age	Position
C. Sean Day	65	Chairman (1)
Peter Evensen	56	Chief Executive Officer, Chief Financial Officer and Director
Kenneth Hvid	46	Director
David L. Lemmon	72	Director (1) (2)
Carl Mikael L.L. von Mentzer	70	Director (1) (2)
John J. Peacock	71	Director (1) (2)

(1)	Member of Corporate Governance Committee.

(2)	Member of Audit Committee and Conflicts Committee.

Certain biographical information about each of these individuals is set forth below.

C. Sean Day has served as Chairman of Teekay Offshore GP L.L.C. since it was formed in August 2006. Mr. Day has also served as Chairman of the Board of Teekay Corporation since September 1999. He also serves as Chairman of Teekay GP L.L.C. He served as Chairman of Teekay Tankers from 2007 until 2013. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to that, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation and Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay Corporation’s largest shareholder, to oversee its investments, including that in the Teekay Corporation group of companies.

Peter Evensen has served as Chief Executive Officer, Chief Financial Officer and a Director of Teekay Offshore GP L.L.C. since August 2006. In April 2011, Mr. Evensen became President and Chief Executive Officer of Teekay Corporation and also became a Director of Teekay Corporation. He also serves as Chief Executive Officer, Chief Financial Officer and a Director of Teekay GP L.L.C. He served as a Director of Teekay Tankers Ltd. from 2007 until 2013. He joined Teekay Corporation in 2003 as Senior Vice President, Treasurer and Chief Financial Officer and in 2006 was appointed Executive Vice President and Chief Strategy Officer. Mr. Evensen has over 30 years of experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Kenneth Hvid has served as a Director of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. and Chief Strategy Officer and Executive Vice President of Teekay Corporation since April 2011. He joined Teekay Corporation in October 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the liquefied natural gas business. He held that position until the beginning of 2006, when he was appointed President of the Teekay Shuttle Tankers and Offshore division of Teekay Corporation. In that role, he was responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the FSO business and related offshore activities. Mr. Hvid has 26 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

David L. Lemmon has served as a Director of Teekay Offshore GP L.L.C since December 2006. Mr. Lemmon served on the board of directors of Kirby Corporation, a position he held from April 2006 until April 2014. Mr. Lemmon also serves on the board of directors of Deltic Timber Corporation a position he has held since February 2007. Mr. Lemmon was the President and Chief Executive Office of Colonial Pipeline Company from 1997 until his retirement in March 2006. Prior to joining Colonial Pipeline Company, he served as President of Amoco Pipeline Company for seven years, as part of a career with Amoco Corporation that spanned 32 years. Mr. Lemmon has served as a member of the board of directors of the American Petroleum Institute, the National Council of Economic Education and the Battelle Energy Advisory Committee. He has served as a member of the Northwestern University Business Advisory Committee and as a guest faculty member at Northwestern University’s Kellogg Graduate School of Management.

Carl Mikael L.L. von Mentzer has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Since 1998, Mr. von Mentzer has served as a non-executive director of Concordia Maritime AB in Gothenburg, Sweden and he also served as Deputy Chairman of its board of directors from 2002 until May 2014. Prior to 1998 Mr. von Mentzer served in executive positions with various shipping and offshore service companies, including Gotaverken Arendal AB and Safe Partners AB in Gothenburg, Sweden and OAG Ltd. in Aberdeen, Scotland. He has also previously served as a non-executive director for Northern Offshore Ltd., in Oslo, Norway, and GVA Consultants in Gothenburg, Sweden.

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

Michael Balaski was the Vice President of our general partner from December 2011 until his resignation on August 20, 2014. His compensation was set and paid by our general partner, and we reimbursed the general partner for time he spent on our partnership matters.

During 2014, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of the officers of the general partner incurred on our behalf excluding any long-term incentive plan awards issued directly by the Partnership as described below, was $1.1 million.

Compensation of Directors

Officers of our general partner or Teekay Corporation who also serve as directors of our general partner do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. During 2014, each non-employee director, other than the Chair, received a director fee of $50,000 for the year and an award of common units with an aggregate maximum value of approximately $70,000 for the year. The Chair received a director fee of $50,000 and an additional annual fee of $37,500 for the year and an award of common units with a value of approximately $87,500 for the year. In addition, members of the audit and conflicts committees each received an additional committee fee of $5,000 for the year, and the chairs of the audit committee, conflicts committee and governance committee received an additional fee of $12,000, $12,000, and $10,000, respectively, for the year for serving in that role. In addition, each director was reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2014, the four non-employee directors received, in the aggregate, $297,500 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. For the year ended December 31, 2014, an aggregate of 9,482 common units, with a grant date fair value of $0.3 million, based on our closing unit price on the grant date, were granted and issued to the non-employee directors of the general partner as part of their annual compensation for 2014.

2006 Long-Term Incentive Plan

Our general partner adopted the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. In March 2014, our general partner awarded 67,782 restricted units to certain employees of its affiliates with a grant date fair value of $2.1 million, based on our closing unit price on the grant date. Each restricted unit is equal in value to one unit of our common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest evenly over a three year period from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted units is paid to each grantee in the form of common units or cash.

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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised solely of independent members, and operates under a written charter adopted by the Board, other than the Conflicts Committee. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Investors – Teekay Offshore Partners L.P. - Governance” from the home page of our web site at www.teekay.com. During 2014, the Board held eight meetings. Each director attended all Board meetings, except for one director who missed one meeting. For the Corporate Governance committee all members attended all meeting. For the Audit Committee, one board member missed one meeting. For the Conflicts Committee, two members missed four meetings and one member missed one meeting.

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

Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unit holders. The Board is not obligated to seek approval of the Conflicts Committee on any matter, and may determine the resolution of any conflict of interest itself.

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

D. Employees

Crewing and Staff

As of December 31, 2014, approximately 1,602 seagoing staff served on our vessels. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries. As of December 31, 2014, approximately 149 staff served on shore in technical, commercial and administrative roles in Norway, Singapore and Brazil, compared to approximately 125 staff in Norway, Singapore and Brazil as of December 31, 2013. Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please see Item 7 -– Major Unitholders and Related Party transactions -– Certain Relationships and Related Party Transactions.

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

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2014, of our units by all directors and officers of our general partner as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units that the person has the right to acquire as of March 1, 2015 (60 days after December 31, 2014) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned(3)
All directors and officers as a group (6 persons) (1) (2)	250,105	0.27%

(1)

Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the directors of our general partner, C. Sean Day and Peter Evensen. Peter Evensen is also the Chief Executive Officer of Teekay Corporation and the Chief Executive Officer of Teekay Offshore GP L.L.C., and a Director of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. Kenneth Hvid is a Director of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. Mr. Hvid is also Executive Vice President and Chief Strategy Officer of Teekay Corporation. Please read Item 7: Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for more detail.

(2)	Each director, executive officer and key employee beneficially owns less than 1% of the outstanding units.
(3)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.

Item 7.	Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership, as of December 31, 2014, of our units by each person we know to beneficially own more than 5% of the outstanding units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of March 1, 2015 (60 days after December 31, 2014) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned
Teekay Corporation (1)	23,809,468	25.8%
Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC, as a group (2)	10,276,307	11.1%
Neuberger Berman Group LLC and Neuberger Berman, LLC, as a group (3)	8,844,967	9.6%

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.
(2)

Includes shared voting power as to 10,275,007 units and shared dispositive power as to 10,276,307 units. The holdings belong to certain operating units (collectively, the “Goldman Sachs Reporting Units”) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, “CSG”). This information is based on the Schedule 13G/A filed by this group with the SEC on February 13, 2015.

(3)

Includes shared voting power as to 8,591,073 units and shared dispositive power as to 8,844,967 units. Both Neuberger Berman Group LLC and Neuberger Berman LLC have shared dispositive power. Neuberger Berman, LLC and Neuberger Berman Management LLC serve as a sub-advisor and investment manager, respectively, of Neuberger Berman Group LLC’s various registered mutual funds which hold such shares. The holdings belonging to clients of Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Fixed Income LLC and NB Alternatives Advisers LLC, and affiliates of Neuberger Berman LLC. This information is based on the Schedule 13G/A filed by this group with the SEC on February 11, 2015.

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

Noncompetition. Under the omnibus agreement, Teekay Corporation and Teekay LNG have agreed, and have caused their controlled affiliates (other than us) to agree, not to own, operate or charter certain “Offshore Vessels”. This restriction does not prevent Teekay Corporation, Teekay LNG or any of their other controlled affiliates from, among other things:

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

Please read Item 18. – Financial Statements: Note 11 – Related Party Transactions for a description of our various related-party transactions.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements and Notes

Please see Item 18 below for additional information required to be disclosed under this Item.

Legal Proceedings

On November 13, 2006, one of our shuttle tankers, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from us. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL) and Teekay Navion Offshore Loading Pte Ltd. (or TNOL), subsidiaries of ours, and Teekay Shipping Norway AS (or TSN), a subsidiary of Teekay Corporation, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), several other insurance underwriters and various licensees in the Njord field.

Following a lower court ruling, the appellate court in June 2013 held that NOL, TNOL and TSN were jointly and severally responsible towards the plaintiffs for all the losses as a result of the collision, plus interests accrued on the amount of damages. In addition, Statoil was held not to be required to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were also held liable for legal costs associated with court proceedings. We and Teekay Corporation maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. Thus, we recognized total liability of NOK 216,400,000 (approximately $29.0 million) of damages and legal costs and a receivable of NOK 216,400,000 (approximately $29.0 million) as at December 31, 2013.

In 2014, we and the insurer entered into a settlement agreement with the plaintiffs, which reduced our liability and related receivable to NOK 117,500,000 (approximately $15.8 million). The insurer paid the settlement amount to the plaintiffs during November 2014. Thus, there is no liability or receivable recorded on our consolidated balance sheets as at December 31, 2014.

In addition, occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our common unitholders are better served by our distributing our cash available (as defined in our partnership agreement and after deducting expenses, including estimated maintenance capital expenditures and reserves) rather than our retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our common unitholders investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance capital expenditures and reserves).

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

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution to our common unitholders and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distributions rights to a third party prior to December 31, 2016.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the common unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions’’ are the percentage interests of the common unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,’’ until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the common unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest and assume the general partner has contributed any capital necessary to maintain its 2.0% general partner interest and has not transferred the incentive distribution rights.

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

Our common units are traded on the NYSE under the symbol “TOO”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
High	$37.03	$35.91	$29.94	$31.19	$29.79
Low	$21.61	$26.86	$24.75	$22.70	$17.79

Quarter Ended	Mar. 31, 2015	Dec. 31, 2014	Sep. 30, 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sep. 30, 2013	Jun. 30, 2013	Mar. 31, 2013
High	$26.00	$32.66	$36.31	$37.03	$32.92	$34.75	$35.91	$33.44	$30.19
Low	$19.99	$21.61	$33.31	$33.18	$31.12	$29.81	$31.10	$29.16	$26.86

Month Ended	Mar. 31, 2015	Feb. 28, 2015	Jan. 31, 2015	Dec. 31, 2014	Nov. 30, 2014	Oct. 31, 2014	Sep. 30, 2014
High	$22.66	$21.94	$26.00	$27.13	$29.57	$32.66	$34.74
Low	$20.04	$19.99	$20.03	$21.61	$25.71	$26.62	$33.55

Our Series A Preferred Units are traded on the NYSE under the symbol “TOOPA”. The following table sets forth the high and low closing sales prices for our Series A Preferred Units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31, 2014	Dec. 31, 2013 (1)
High	$26.83	$26.00
Low	$21.86	$24.10
Quarter Ended	Mar. 31, 2015	Dec. 31, 2014	Sep. 30, 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sep. 30, 2013	Jun. 30, 2013 (2)
High	$23.86	$25.85	$26.83	$26.59	$25.75	$25.74	$25.80	$26.00
Low	$22.20	$21.86	$24.78	$25.29	$24.50	$24.10	$24.23	$25.00
Month Ended	Mar. 31, 2015	Feb. 28, 2015	Jan. 31, 2015	Dec. 31, 2014	Nov. 30, 2014	Oct. 31, 2014	Sep. 30, 2014
High	$23.24	$23.60	$23.86	$23.90	$25.85	$25.85	$25.38
Low	$22.50	$22.20	$22.86	$21.86	$24.15	$23.90	$24.78

(1)	Period from May 2, 2013 through December 31, 2013.
(2)	Period from May 2, 2013 through June 30, 2013.

Item 10.	Additional Information

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

b)

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

c)	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. Please read Item 6 – Directors, Senior Management and Employees – 2006 Long-term Incentive Plan for a summary of certain plan terms.

d)	Agreement, dated January 25, 2012, for NOK 600,000,000 Senior Unsecured Bonds due January 2017, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 5.75% per annum.

e)

Agreement, dated February 23, 2012, for a U.S. $130,000,000 debt facility between Piranema L.L.C. and Den Norske Bank ASA. This facility bears interest at LIBOR plus a margin of 3%. The amount available under the facility reduces quarterly, with a bullet reduction of $65.0 million on maturity in February 2017.

f)	Agreement, dated September 11, 2012, between Teekay Corporation and Teekay Offshore Partners L.P., relating to the purchase of the Voyageur Spirit.

g)	Agreement, dated January 25, 2013, for NOK 500,000,000 Senior Unsecured Bonds due January 2016, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.00% per annum.

h)	Agreement, dated January 25, 2013, for NOK 800,000,000 Senior Unsecured Bonds due January 2018, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.75% per annum.

i)

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

j)	Agreement, dated September 10, 2013, for $174,150,000 senior secured bonds due December 2013 between Teekay Shuttle Tanker Finance L.L.C. and Wells Fargo.

k)	Agreement, dated January 30, 2014, for NOK 1,000,000,000 Senior Unsecured Bonds due January 2019, between us and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.25% per annum.

l)

Indenture, dated May 30 2014, for U.S. $300,000,000 Senior Unsecured Bonds due July 2019 in the U.S. bond market, between us and The Bank of New York Mellon. The interest payments on the bonds are fixed at a rate of 6.0%.

m)

Agreement, dated October 14, 2014, for a U.S. $330,000,000 Revolving Credit Facility between us, Den Norske Bank Capital LLC and various other banks. This facility bears interest at LIBOR plus a margin of 2.25%. The purpose of this facility is to refinance the OPCO U.S. $940,000,000 revolving credit facility and the Norsk Teekay Holdings U.S. $455,000,000 revolving credit facility. The amount available under the facility reduces quarterly. As at December 31, 2014, our obligations under the facility are secured by first-priority mortgages granted on 13 of our shuttle tankers and two of our conventional tankers, together with other related security.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of the certain material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Offshore Partners L.P.

This discussion is limited to unitholders who hold their units as capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular unitholder in light of the unitholder’s circumstances, or to certain categories of unitholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies,

•	traders in securities that have elected the mark-to-market method of accounting for their securities,

•	persons whose functional currency is not the U.S. dollar,

•	persons holding our units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,

•	certain U.S. expatriates,

•	financial institutions,

•	insurance companies,

•	persons subject to the alternative minimum tax,

•	persons that actually or under applicable constructive ownership rules own 10% or more of our units; and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our units should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our units.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our units.

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our units that is for U.S. federal income tax purposes: (i) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (ii) a corporation or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

We have elected to be taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s units, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s units will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our units and thereafter as capital gain, which will be either long term or short term capital gain depending upon whether the U.S. Holder has held the units for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends paid with respect to our units will be treated as foreign source income and generally will be treated as “passive category income”.

Dividends paid on our units to a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that: (i) our units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common and preferred units are traded); (ii) we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below); (iii) the Non-Corporate U.S. Holder has owned the units for more than 60 days in the 121-day period beginning 60 days before the date on which the units become ex-dividend; (iv) the Non-Corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property;

and (v) certain other conditions are met. There is no assurance that any dividends paid on our units will be eligible for these preferential rates in the hands of a Non-Corporate U.S. Holder. Any dividends paid on our units not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10% of a common stockholder’s, or 5% of a preferred stockholder’s adjusted tax basis (or fair market value in certain circumstances) in such stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our units that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our units.

Sale, Exchange or Other Disposition of Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise and (b) U.S.-source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of units. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our units.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in our units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our units during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s units on the “qualification date”. The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our units during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our units.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our units and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s units at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the units over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our units in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the units in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our units and for which (i) we were not a QEF with respect to such U.S. Holder and (ii) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s units exceeds the U.S. Holder’s adjusted tax basis in the units at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distribution received by the Non-Electing Holder on our units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years or, if shorter, the Non-Electing Holder’s holding period for our units), and (ii) any gain realized on the sale, exchange or other disposition of our units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our units;

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

Additionally, for each year during which a U.S. Holder owns units, we are a PFIC, and the total value of all PFIC units that such U.S. Holder directly or indirectly exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our units. In addition, if a Non-Electing Holder who is an individual dies while owning our units, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such units.

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our units under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file Form 8938. U.S. Individual Holders are encouraged to consult with their own tax advisor regarding the possible application of this disclosure requirement.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our units unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a U.S. trade or business and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Units

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our units unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a U.S. trade or business and the disposition of our units is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions or the proceeds of a disposition of units to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on IRS Form W-8BEN, W-8BEN-EW-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

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

Canadian Federal Income Tax Considerations. The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act) that we believe are relevant to holders of units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada-U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.

We are considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by us to the U.S. Resident Holder in respect of such U.S. Resident Holder’s units, provided that (a) we do not carry on business in Canada for purposes of the Canada Tax Act and (b) such U.S. Resident Holder does not hold such units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gain from the sale, redemption or other disposition of such U.S. Resident Holder’s units, provided that, for purposes of the Canada-U.S. Treaty, such units do not, and did not at any time in the twelve-month period preceding the date of disposition, form part of the business property of a permanent establishment in Canada of such U.S. Resident Holder.

We believe that our activities and affairs and the activities and affairs of OPCO, a Marshall Island limited partnership in which we own a 100% limited partnership interest, are conducted in such a manner that both we and OPCO are not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of our units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is resident and based in Bermuda) provides certain services to Teekay Offshore Partners L.P. and OPCO and obtains some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and, subject to any relief provided under the Canada-U.S. Treaty, would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by us in Canada. The Canada-U.S. Treaty contains a treaty benefit denial rule which may have the effect of denying relief thereunder from Canadian taxation to U.S. Resident Holders in respect of any income attributable to a business carried on by us in Canada.

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

The table below provides information about financial instruments as at December 31, 2014 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	2015	2016	2017	2018	2019	There- after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.)(2)	237.6	271.4	338.5	333.6	131.3	241.7	1,554.1	1,547.8	2.2%
Variable Rate (NOK)(3)	—	67.1	80.5	107.3	134.2	—	389.1	374.9	6.3%
Fixed Rate Debt ($U.S.)	20.4	20.9	13.7	13.9	315.3	108.6	492.8	477.6	5.3%
Interest Rate Swaps:
Contract Amount (4)	666.4	156.9	128.9	137.7	14.7	648.2	1,752.8	216.5	3.6%
Average Fixed Pay Rate(2)	3.6%	3.2%	1.2%	1.1%	2.8%	4.8%	3.6%

(1)

Rate relating to long-term debt refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt. Rate relating to interest rate swaps refers to the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of December 31, 2014 ranged between 0.3% and 3.25% based on LIBOR and between 4.00% and 5.75% based on NIBOR.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)

Interest payments on NOK-denominated debt and interest rate swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with four cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars. Please see the table in the Foreign Currency Fluctuation Risk section below and read Item 18 – Financial Statements: Note 12 – Derivative Instruments.

(4)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Foreign Currency Fluctuation Risk

Our functional currency is the U.S. Dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Brazilian Reals, British Pounds, Euros and Singapore Dollars. For the years ended December 31, 2014 and 2013, approximately 44.6% and 51.1%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge these currency fluctuation risks in the future. At December 31, 2014, we were committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Average Forward Rate (1)	Expected Maturity		Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge
			2015	2016
			(in thousands of U.S. Dollars)
Norwegian Kroner	558,500	6.50	55,193	30,807	(11,268)

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 18 – Financial Statements: Note 12 – Derivative Instruments.

As at December 31, 2014, we were committed to the following cross currency swaps:

Principal Amount	Principal Amount	Floating Rate Receivable			Fair Value / Carrying Amount of Asset (Liability)
NOK	USD	Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
(Thousands)					(Thousands of U.S. Dollars)
600,000	101,351	NIBOR	5.75%	7.49%	(24,731)	2.1
500,000	89,710	NIBOR	4.00%	4.80%	(23,843)	1.1
800,000	143,536	NIBOR	4.75%	5.93%	(38,898)	3.1
1,000,000	162,200	NIBOR	4.25%	6.28%	(33,031)	4.1

					(120,503)

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at December 31, 2014, we were not committed to any bunker fuel swap contracts.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2014.

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2014.

Our independent auditors, KPMG LLP, a registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2014.

Item 16A.	Audit Committee Financial Expert

The board of directors of our general partner has determined that director John J. Peacock qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted a Standards of Business Conduct that applies to all our employees and the employees and directors of our general partner. This document is available under “Investors – Teekay Offshore Partners L.P. - Governance” from the Home Page of our web site (www.teekay.com). We intend to disclose, under “Investors – Teekay Offshore Partners L.P. - Governance” in the Investors section of our web site, any waivers to or amendments of the Code of Ethics for the benefit of any directors and executive officers of our general partner.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2014 and 2013 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP for 2014 and 2013.

	2014	2013
	(in thousands of U.S. dollars)
Audit Fees (1)	$841	$771
Audit-related Fees (2)	24	10
Tax Fees (3)	34	31

Total	$899	$812

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

(2)	For 2014, audit-related fees relate primarily to assistance with general accounting issues.
(3)	For 2014 and 2013, tax fees relate primarily to corporate tax compliance fees.

The Audit Committee of our general partner’s Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2014.

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

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P. (1)

1.2	Second Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)

1.3	Certificate of Formation of Teekay Offshore GP L.L.C. (1)

1.4	Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (1)

1.5	Certificate of Limited Partnership of Teekay Offshore Operating L.P. (1)

1.6	Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating Partners L.P. (1)

1.7	Certificate of Formation of Teekay Offshore Operating GP L.L.C. (1)

1.8	Amended and Restated Limited Liability Company Agreement of Teekay Offshore Operating GP L.L.C. (1)

2.1	Agreement, dated January 25, 2012, among Teekay Offshore Partners L.P. and Norsk Tillitsman ASA for NOK 600,000,000 Senior Unsecured Bonds due 2017. (6)

2.2	Agreement, dated January 25, 2013, among Teekay Offshore Partners L.P. and Norsk Tillitsman ASA for NOK 500,000,000 Senior Unsecured Bonds due 2016. (6)

2.3	Agreement, dated January 25, 2013, among Teekay Offshore Partners L.P. and Norsk Tillitsman ASA for NOK 800,000,000 Senior Unsecured Bonds due 2018. (6)

2.4	Agreement, dated May 29, 2013, between Teekay Offshore Partners L.P. and J.P. Morgan Securities L.L.C. to offer and sell common units having an aggregate offering price of up to $100,000,000 under the Continuous Offering Program. (7)

2.5	Agreement, dated September 10, 2013, between Teekay Shuttle Tanker Finance L.L.C. and Wells Fargo for senior secured bonds $174,150,000 due 2023. (8)

2.6	Agreement, dated January 30, 2014, for NOK 1,000,000,000 Senior Unsecured Bonds due January 2019, between Teekay Offshore Partners L.P. and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.25% per annum.

2.7	Indentures, dated May 30 2014, for U.S. $300,000,000 Senior Unsecured Bonds due July 2019 in the U.S. bond market, between Teekay Offshore Partners L.P. and The Bank of New York Mellon. (9)

2.8	First Supplemental Indenture, dated as of May 30, 2014, among Teekay Offshore Partners L.P., Teekay Offshore Finance Corp. and The Bank of New York Mellon, as trustee. (9)

2.9	Agreement, dated October 14, 2014, for a U.S. $330,000,000 Revolving Credit Facility between Teekay Offshore Partners L.P., Den Norske Bank Capital LLC and various other banks.

4.1	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. (1)

4.2	Amended and Restated Omnibus Agreement. (1)

4.3	Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited. (3)

4.4	Advisory, Technical and Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited. (3)

4.5	Administrative Services Agreement between Teekay Offshore Partners L.P. and Teekay Limited. (3)

4.6	Agreement, dated March 8, 2011, between Teekay Holdings Limited and Teekay Offshore Partners L.P., relating to the purchase of limited partner interests of Teekay Offshore Operating L.P. (4)

4.7	Agreement, dated February 23, 2012, among Piranema L.L.C. and Den Norske Bank ASA for a U.S. $130,000,000 debt facility maturing in 2017.(6)

4.8	Business Development Services Agreement between Teekay Offshore Holdings L.L.C. and Teekay Shipping Limited. (6)

4.9	Agreement, dated September 11, 2012, between Teekay Corporation and Teekay Offshore Partners L.P., relating to the purchase of the Voyageur Spirit. (5)

4.10	Agreement, dated February 27, 2013, between Voyageur L.L.C. and ING Capital L.L.C. for U.S. $ 330,000,000 debt facility due 2020. (8)

8.1	List of Subsidiaries of Teekay Offshore Partners L.P.

10.1	Common Unit Purchase Agreement, dated November 24, 2014, by and among Teekay Offshore Partners L.P. and the purchasers named therein. (10)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Financial Officer.

13.1	Teekay Offshore Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG LLP, as independent registered public accounting firm.

15.2	Consolidated Financial Statements of OOG TKP FPSO GmbH & Co KG and subsidiaries.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)

Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 4, 2006, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as Exhibit 4.1 to the Registration Statement of Teekay Offshore Partners L.P. on Form 8-A filed on April 25, 2013 (File no. 333-33198), and hereby incorporated by reference.
(3)

Previously filed as an exhibit to our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 8, 2006, and hereby incorporated by reference to such Registration Statement.

(4)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No.1-33198), filed with the SEC on April 11, 2011, and hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to our Report on Form 6-K (File No.1-33198), filed with the SEC on September 11, 2012, and hereby incorporated by reference to such Report.
(6)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No. 33198), filed with the SEC on April 11, 2013, and hereby incorporated by reference to such Report.
(7)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on May 29, 2013, and hereby incorporated by reference to such Report.
(8)	Previously filed as an exhibit to our Report on Form 20-F (File No.1-33198), filed with the SEC on April 29, 2014, and hereby incorporated by reference to such Report.
(9)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on May 30, 2014, and hereby incorporated by reference to such Report.
(10)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on November 29, 2014, and hereby incorporated by reference to such Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its General Partner

Date: April 2, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of

Teekay Offshore Partners L.P.

We have audited the accompanying consolidated balance sheets of Teekay Offshore Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 2, 2015 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.

Vancouver, Canada	/s/ KPMG LLP
April 2, 2015	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Teekay Offshore Partners L.P.

We have audited Teekay Offshore Partners L.P. and subsidiaries’ (the “Partnership”) internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Partnership as at December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2014, and our report dated April 2, 2015, expressed an unqualified opinion on those consolidated financial statements.

Vancouver, Canada	/s/ KPMG LLP
April 2, 2015	Chartered Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except unit and per unit data)

	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
Revenues (note 11)	1,019,539	930,739	901,227

Voyage expenses	(112,540)	(103,643)	(110,483)
Vessel operating expenses (notes 11 and 12)	(352,209)	(344,128)	(317,576)
Time-charter hire expense	(31,090)	(56,682)	(56,989)
Depreciation and amortization	(198,553)	(199,006)	(189,364)
General and administrative (notes 11, 12 and 17)	(67,516)	(44,473)	(34,581)
(Write down) and gain (loss) on sale of vessels (note 19)	(1,638)	(76,782)	(24,542)
Restructuring recovery (charge) (note 10)	225	(2,607)	(1,115)

Income from vessel operations	256,218	103,418	166,577

Interest expense (notes 8 and 11)	(88,381)	(62,855)	(47,508)
Interest income (note 11)	719	2,561	1,027
Realized and unrealized (losses) gains on derivative instruments (note 12)	(143,703)	34,820	(26,349)
Equity income	10,341	6,731	—
Foreign currency exchange loss (note 12)	(16,140)	(5,278)	(315)
Loss on bond repurchase (note 8)	—	(1,759)	—
Other income – net	781	1,144	1,538

Income from continuing operations before income tax (expense) recovery	19,835	78,782	94,970
Income tax (expense) recovery (note 13)	(2,179)	(2,225)	10,477

Net income from continuing operations	17,656	76,557	105,447
Net (loss) income from discontinued operations (notes 11 and 19)	—	(4,642)	17,568

Net income	17,656	71,915	123,015

Non-controlling interests in net income	10,503	(19,089)	58
Dropdown Predecessor’s interest in net income (note 3)	—	(2,225)	—
Preferred unitholders’ interest in net income (note 16)	10,875	7,250	—
General Partner’s interest in net income from continuing operations	15,658	14,126	12,827
General Partner’s interest in net (loss) income from discontinued operations	—	(452)	(1,772)
General Partner’s interest in net income	15,658	13,674	11,055
Limited partners’ interest in net income from continuing operations	(19,380)	76,495	92,562
Limited partners’ interest in net income from continuing operations per common unit:
- basic (note 16)	(0.22)	0.93	1.26
- diluted (note 16)	(0.22)	0.93	1.26
Limited partners’ interest in net (loss) income from discontinued operations	—	(4,190)	19,340
Limited partners’ interest in net (loss) income from discontinued operations per common unit:
- basic (note 16)	—	(0.05)	0.26
- diluted (note 16)	—	(0.05)	0.26
Limited partners’ interest in net income	(19,380)	72,305	111,902
Limited partners’ interest in net income per common unit:
- basic (note 16)	(0.22)	0.88	1.52
- diluted (note 16)	(0.22)	0.88	1.52
Weighted-average number of common units outstanding:
- basic	86,212,290	82,634,000	73,750,951
- diluted	86,212,290	82,659,179	73,750,951

Cash distributions declared per unit	2.15	2.11	2.04

Related party transactions (note 11)

The accompanying notes are an integral part of the consolidated financial statements

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
Net income	17,656	71,915	123,015

Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments (note 12)	—	6	713
Realized net loss (gain) on qualifying cash flow hedging instruments (note 12)	—	52	(217)

Other comprehensive income	—	58	496

Comprehensive income	17,656	71,973	123,511

Non-controlling interest in comprehensive income	10,503	(19,089)	58
Preferred unitholders’ interest in comprehensive income	10,875	7,250	—
Dropdown Predecessor’s interest in comprehensive income (note 3)	—	(2,225)	—
General and limited partners’ interest in comprehensive income	(3,722)	86,037	123,453

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2014 $	As at December 31, 2013 $
ASSETS
Current
Cash and cash equivalents	252,138	219,126
Restricted cash (note 12)	4,704	—
Accounts receivable, including non-trade of $6,825 (December 31, 2013 - $40,043) (note 12)	103,665	176,265
Net investments in direct financing leases - current (notes 4b and 9)	4,987	5,104
Prepaid expenses	30,211	31,675
Due from affiliates (note 11k)	44,225	15,202
Current portion of derivative instruments (note 12)	—	500
Advances to joint venture (note 20)	5,225	—
Other current assets	4,626	3,051

Total current assets	449,781	450,923

Restricted cash - long-term (note 12)	42,056	—

Vessels and equipment
At cost, less accumulated depreciation of $1,202,663 (December 31, 2013 - $1,016,812)	2,966,104	3,059,770
Advances on newbuilding contracts and conversion costs (notes 14c, 14d, 14e, 14g, 18a and 18b)	217,361	29,812
Net investments in direct financing leases (notes 4b and 9)	17,471	22,463
Investment in equity accounted joint ventures (note 20)	54,955	52,120
Derivative instruments (note 12)	4,660	10,323
Deferred tax asset (note 13)	5,959	7,854
Other assets	51,362	35,272
Intangible assets – net (note 6b)	6,410	10,436
Goodwill (note 6a)	129,145	127,113

Total assets	3,945,264	3,806,086

LIABILITIES AND EQUITY
Current
Accounts payable	15,064	15,753
Accrued liabilities (notes 7, 10, 12 and 17)	68,013	138,156
Deferred revenues	25,669	29,075
Due to affiliates (note 11k)	108,941	121,864
Current portion of derivative instruments (note 12)	85,318	47,944
Current portion of long-term debt (note 8)	258,014	806,009
Current portion of in-process revenue contracts (note 6c)	12,744	12,744

Total current liabilities	573,763	1,171,545

Long-term debt (note 8)	2,178,009	1,562,967
Derivative instruments (note 12)	257,754	121,135
In-process revenue contracts (note 6c)	75,805	88,550
Other long-term liabilities	44,238	23,984

Total liabilities	3,129,569	2,968,181

Commitments and contingencies (notes 8, 9, 12 and 14)

Redeemable non-controlling interest (note 14b)	12,842	16,564

Equity
Limited partners - common units (92.4 million and 85.5 million units issued and outstanding at December 31, 2014 and December 31, 2013, respectively)	589,165	621,002
Limited partners - preferred units (6.0 million units issued and outstanding at December 31, 2014 and December 31, 2013, respectively) (note 16)	144,800	144,800
General Partner	21,038	21,242

Partners’ equity	755,003	787,044

Non-controlling interests	47,850	34,297

Total equity	802,853	821,341

Total liabilities and total equity	3,945,264	3,806,086

Subsequent events (note 21)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

Cash and cash equivalents provided by (used for)	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
OPERATING ACTIVITIES
Net income	17,656	71,915	123,015
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 12)	180,156	(91,837)	(39,538)
Equity income, net of dividends received of $16,803 (2013 - $nil, 2012 - $nil)	6,462	(6,731)	—
Depreciation and amortization	198,553	200,242	194,631
Write down and (gain) loss on sale of vessels (note 19)	1,638	95,247	32,217
Deferred income tax expense (recovery) (note 13)	889	2,150	(8,808)
Amortization of in-process revenue contracts	(12,744)	(12,744)	(12,714)
Foreign currency exchange (gain) loss and other	(84,719)	(35,522)	15,260
Change in non-cash working capital items related to operating activities (note 15a)	(111,484)	51,999	(17,447)
Expenditures for dry docking	(36,221)	(19,332)	(19,122)

Net operating cash flow	160,186	255,387	267,494

FINANCING ACTIVITIES
Proceeds from long-term debt	1,350,096	1,140,237	318,645
Scheduled repayments of long-term debt	(804,704)	(266,874)	(146,162)
Prepayments of long-term debt	(418,625)	(466,781)	(445,698)
Debt issuance costs	(15,555)	(14,797)	(4,361)
Equity contribution from joint venture partners	27,267	4,750	2,750
Proceeds from issuance of common units (note 16)	186,353	119,588	265,393
Proceeds from issuance of preferred units (note 16)	—	150,000	—
Expenses relating to equity offerings	(228)	(5,837)	(8,164)
Increase in restricted cash (note 4)	(46,760)	—	—
Cash distributions paid by the Partnership	(214,656)	(192,142)	(160,905)
Cash distributions paid by subsidiaries to non-controlling interests	(27,939)	(7,750)	(8,787)
Advance to joint venture (note 20)	(5,225)	—	—
Purchase of Voyageur LLC from Teekay Corporation (net of $6.2 million indemnification by Teekay Corporation (2013 - $34.9 million) and cash acquired of $nil (2013 - $0.9 million))(notes 11f and 15e)	6,181	(234,125)	—
Purchase of VOC equipment from Teekay Corporation (note 11b)	—	—	(12,848)
Equity contribution from Teekay Corporation to Dropdown Predecessor	—	5,596	—
Other	974	—	(5,870)

Net financing cash flow	37,179	231,865	(206,007)

INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	(172,169)	(455,578)	(87,408)
Purchase of equity investment in Itajai FPSO joint venture (net of cash acquired of $1.3 million) (note 11g and 15e)	—	(52,520)	—
Proceeds from sale of vessels and equipment	13,364	27,986	35,235
Investments in equity accounted joint ventures	(12,413)	—	—
Direct financing lease payments received	5,097	5,647	17,091
Acquisition of ALP Maritime Services B.V. (net of cash acquired of $0.3 million) (note 18a)	(2,322)	—	—
Acquisition of Logitel Offshore Holding AS (net of cash acquired of $8.1 million) (note 18b)	4,090	—	—

Net investing cash flow	(164,353)	(474,465)	(35,082)

Increase in cash and cash equivalents	33,012	12,787	26,405
Cash and cash equivalents, beginning of the year	219,126	206,339	179,934

Cash and cash equivalents, end of the year	252,138	219,126	206,339

Supplemental cash flow disclosure (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
		Limited Partners
	Dropdown Predecessor Equity $	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income (Note 12) $	Non- controlling Interests $	Total Equity $	Redeemable Non- controlling Interest $
Balance as at December 31, 2011	—	70,627	429,536	—	—	15,129	(554)	40,622	484,733	38,307

Net income	—	—	111,902	—	—	11,055	—	58	123,015	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	4,520	4,520	(4,520)
Other comprehensive income	—	—	—	—	—	—	496	—	496	—
Cash distributions	—	—	(149,631)	—	—	(11,274)	—	—	(160,905)	—
Distribution of capital to joint venture partner	—	—	—	—	—	—	—	(3,815)	(3,815)	(4,972)
Contribution of capital by joint venture partner	—	—	—	—	—	—	—	2,750	2,750	—
Proceeds from equity offering, net of offering costs (note 16)	—	9,479	251,921	—	—	5,308	—	—	257,229	—
Purchase of VOC equipment from Teekay Corporation (note 11b)	—	—	(2,738)	—	—	(56)	—	—	(2,794)	—

Balance as at December 31, 2012	—	80,106	640,990	—	—	20,162	(58)	44,135	705,229	28,815

Net income	(2,225)	—	72,305	—	7,250	13,674	—	(19,089)	71,915	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	6,391	6,391	(6,391)
Other comprehensive income	—	—	—	—	—	—	58	—	58	—
Cash distributions	—	—	(172,150)	—	(5,891)	(14,101)	—	—	(192,142)	—
Distribution of capital to joint venture partner	—	—	—	—	—	—	—	(1,890)	(1,890)	(5,860)
Contribution of capital by joint venture partner	—	—	—	—	—	—	—	4,750	4,750	—
Equity based compensation	—	—	946	—	—	—	—	—	946	—
Proceeds from equity offering, net of offering costs (note 16)	—	3,900	115,762	6,000	144,800	3,189	—	—	263,751	—
Purchase of Voyageur LLC from Teekay Corporation (note 11f)	(201,752)	—	(76,019)	—	—	(1,551)	—	—	(279,322)	—
Net proceeds from equity offering to Teekay Corporation for purchase of Voyageur LLC (note 11f)	—	1,447	44,268	—	—	—	—	—	44,268	—
Net change in Teekay Corporation’s equity in Dropdown Predecessor (note 11f)	203,977	—	—	—	—	—	—	—	203,977	—
Distribution of capital to Teekay Corporation related to acquisition of equity investment in Itajai FPSO joint venture (note 11g)	—	—	(6,459)	—	—	(131)	—	—	(6,590)	—
Other	—	—	1,359	—	(1,359)	—	—	—	—	—

Balance as at December 31, 2013	—	85,453	621,002	6,000	144,800	21,242	—	34,297	821,341	16,564

Net income	—	—	(19,380)	—	10,875	15,658	—	10,503	17,656	—

Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	(7,777)	(7,777)	7,777
Cash distributions	—	—	(184,286)	—	(10,875)	(19,495)	—	—	(214,656)	—
Distribution of capital to joint venture partner	—	—	—	—	—	—	—	(16,440)	(16,440)	(11,499)
Contribution of capital from joint venture partner	—	—	—	—	—	—	—	27,267	27,267	—
Indemnification payment on Voyageur LLC from Teekay Corporation (note 11f)	—	—	6,057	—	—	124	—	—	6,181	—
Proceeds from equity offering, net of offering costs (note 16)	—	6,918	182,398	—	—	3,727	—	—	186,125	—
Distribution of capital to Teekay Corporation related to the equity investment in Itajai FPSO joint venture (note 11g)	—	—	(6,082)	—	—	—	—	—	(6,082)	—
Distribution of capital to Teekay Corporation related to the purchase of Petrojarl I FPSO unit (note 11i)	—	—	(12,166)	—	—	(248)	—	—	(12,414)	—
Equity based compensation and other (note 11h and 17)	—	15	1,622	—	—	30	—	—	1,652	—

Balance as at December 31, 2014	—	92,386	589,165	6,000	144,800	21,038	—	47,850	802,853	12,842

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

1.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor (see note 3).

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

The Partnership presents non-controlling ownership interests in subsidiaries in the consolidated financial statements within the equity section, but separate from the Partners’ equity. However, the holder of the non-controlling interest of one of the Partnership’s subsidiaries holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest (see note 14b). As a result, the non-controlling interest that is subject to this redemption feature is not included on the Partnership’s consolidated balance sheet as part of the total equity and is presented as redeemable non-controlling interest above the equity section but below the liabilities section on the Partnership’s consolidated balance sheet.

In the current period the Partnership has presented the conversion costs for the Partnership’s committed vessel conversions in Advances on newbuilding contracts and conversion costs. Prior to 2014, the Partnership included these amounts in Vessels and equipment – At cost, less accumulated depreciation. All such costs incurred in comparative periods have been reclassified from Vessels and equipment – At cost, less accumulated depreciation to Advances on newbuilding contracts and conversion costs to conform to the presentation adopted in the current period. The amount reclassified as at December 31, 2013 was $29.8 million.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership and its subsidiaries is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

Operating revenues and expenses

Contracts of Affreightment and Voyage Charters

Revenues from contracts of affreightment and voyage charters are recognized on a proportionate performance method. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. The Partnership uses a discharge-to-discharge basis in determining proportionate performance for all voyage charters, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Partnership does not begin recognizing revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Time Charters, Bareboat Charters and FPSO Contracts

Operating Leases - The Partnership recognizes revenues from the time charters, bareboat charters and floating, production, storage and offloading (or FPSO) contracts accounted for as operating leases on a straight-line basis daily over the term of the charter as the applicable vessel operates under the charter. Receipt of incentive-based revenue from the Partnership’s FPSO units is dependent upon its operating performance and such revenue is recognized when earned by fulfillment of the applicable performance criteria. The Partnership does not recognize revenue during days that the vessel is off hire unless the contract provides for compensation while off hire.

Direct Financing Leases - Charter contracts that are accounted for as direct financing leases are reflected on the consolidated balance sheets as net investments in direct financing leases. The lease revenue is recognized on an effective interest rate method over the lease term and is included in revenues. Revenue from rendering of services are recognized as the service is performed. Revenues are not recognized during days that the vessel is off hire unless the contract provides for compensation while off hire.

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

Investment in equity accounted joint ventures

The Partnership’s investment in joint ventures is accounted for using the equity method of accounting. Under the equity method of accounting, the initial cost of the investment is adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. The Partnership evaluates its investments in the joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s consolidated statements of income.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings and conversions, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Shuttle and conventional tankers are depreciated using an estimated useful life of 20 to 25 years commencing the date the vessel is delivered from the shipyard, or for a shorter period if regulations prevent the Partnership from operating the vessel for the estimated useful life. FPSO units are depreciated using an estimated useful life of 20 to 25 years commencing the date the unit is installed at the oil field and is in a condition that is ready to operate. Floating storage and off take (or FSO) units are depreciated over the term of the contract. Floating accommodation units (or FAUs) will be depreciated over an estimated useful life of 35 years commencing the date the unit is delivered from the shipyard. Towage vessels will be depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard. Depreciation of vessels and equipment from continuing operations (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2014, 2013 and 2012, totalled $171.8 million, $171.4 million, and $158.0 million, respectively. Depreciation and amortization includes depreciation on all owned vessels.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2014, 2013 and 2012 totaled $2.3 million, $19.6 million and $1.5 million, respectively.

Generally, the Partnership dry docks each shuttle tanker, conventional oil tanker, towage vessel and FAU every two and a half to five years. FSO and FPSO units are generally not dry docked. The Partnership capitalizes a portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. Included in capitalized dry docking are costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Partnership expenses costs related to routine repairs and maintenance performed during dry docking that do not improve operating efficiency or extend the useful lives of the assets.

Dry-docking activity for the three years ended December 31, 2014, 2013 and 2012 is summarized as follows:

	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
Balance at beginning of the year	41,535	45,909	60,158
Cost incurred for dry docking	36,221	19,020	19,101
Dry-docking amortization relating to continuing operations	(22,682)	(22,559)	(25,267)
Dry-docking amortization relating to discontinued operations	—	(360)	(2,087)
Write down / sale of capitalized dry-dock expenditure	(815)	(475)	(5,996)

Balance at end of the year	54,259	41,535	45,909

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

Direct financing leases

The Partnership employs a number of vessels on long-term time charters and assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC equipment) during loading, transportation and storage of oil and oil products. The long-term time charters and the leasing of some VOC equipment are accounted for as direct financing leases, with lease payments received by the Partnership being allocated between the net investment in the lease and revenue or other income using the effective interest method so as to produce a constant periodic rate of return over the lease term. The VOC equipment leases were completed during 2014 and, as of December 31, 2014, there is one vessel employed on a long-term time charter that is accounted for as a direct financing lease.

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

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts and certain types of interest rate swaps that it may enter into in the future (see note 12).

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from equity to the corresponding earnings line item in the consolidated statements of income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the consolidated statements of income. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of income. If the hedged item is no longer possible of occurring, amounts recognized in equity are immediately transferred to the earnings line item in the consolidated statements of income.

For derivative financial instruments that are not designated or that do not qualify as accounting hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated foreign currency forward contracts and interest rate swaps are recorded in realized and unrealized (losses) gains on derivative instruments in the consolidated statements of income. Gains and losses from the Partnership’s non-designated cross currency swaps are recorded in foreign currency exchange loss in the consolidated statements of income.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Unit-based compensation

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership (see note 17). The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value of the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. Unit-based compensation expenses are recorded under general and administrative expenses in the Partnership’s consolidated statements of income.

Income taxes

The Partnership is subject to income taxes relating to its subsidiaries in Norway, Australia, Brazil, the United Kingdom, Singapore, Qatar and the Netherlands. The Partnership accounts for such taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Partnership’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the consolidated financial statements based on guidance in the interpretation. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax (expense) recovery.

2.	Accounting Pronouncement Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Partnership is evaluating the effect of adopting this new accounting guidance.

In April 2014, the FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 is effective for fiscal years beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in the financial statements previously issued or available for issuance. The impact, if any, of adopting ASU 2014-08 on the Partnership’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

3.	Dropdown Predecessor

The Partnership has accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of net assets between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, acquisition of vessels from Teekay Corporation that are businesses are accounted for as if the acquisition occurred on the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay Corporation and had begun operations.

On May 2, 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur LLC for an original purchase price of $540.0 million that was effectively reduced to $503.1 million (see note 11f). The Voyageur LLC owns the Voyageur Spirit (referred to herein as the Dropdown Predecessor), an FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

extension options, with E.ON Ruhrgas UK GP Limited (or E.ON). To account for the common control transfer of the Voyageur Spirit FPSO unit as if the Partnership had acquired the unit when it began operations on April 13, 2013, the Partnership’s financial statements have been adjusted to decrease the Partnership’s net income and comprehensive income by $2.2 million for the year ended December 31, 2013.

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

The consolidated financial statements reflect the consolidated financial position, results of operations and cash flows of the Partnership and its subsidiaries, including, as applicable, the Dropdown Predecessor. In the preparation of these consolidated financial statements interest expense and realized and unrealized (losses) gains on derivative instruments were not identifiable as relating solely to each specific vessel. Amounts have been allocated to the Dropdown Predecessor for interest expense of $0.3 million and realized and unrealized losses (gains) on derivative instruments of $0.1 million for the year ended December 31, 2013. Management believes these allocations reasonably present the interest expense and realized and unrealized (losses) gains on derivative instruments of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay Corporation to the Dropdown Predecessor and such estimates may not be reflective of actual results.

4.	Financial Instruments

a)	Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash - The fair value of the Partnership’s cash and cash equivalents and restricted cash approximate their carrying amounts reported in the accompanying consolidated balance sheets.

Vessels and equipment – The estimated fair value of the Partnership’s vessels and equipment is determined based on discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Partnership uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally the amount the Partnership would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Partnership.

Contingent consideration liabilities

In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on the high-end floating accommodation market, from Cefront Technology AS (or Cefront) for $4 million, which was paid in cash at closing, plus a potential additional amount of up to $27.6 million, depending upon certain performance criteria, which is payable from early-2015 to early-2018 (see note 18b).

The Partnership will owe an additional amount of up to $27.6 million if there are no yard cost overruns, and no charterer late delivery penalties; the two unfixed floating accommodation units (or FAUs) under construction are chartered above specified daily rates; and no material defects from construction are identified up until one year after the delivery of each FAU. To the extent such events occur, the potential additional amount of $27.6 million will be reduced in accordance with the terms of the purchase agreement. The estimated fair value of the contingent consideration liability of $27.6 million is the amount the Partnership expects to pay to Cefront discounted to its present value using a weighted average cost of capital rate of 10%. As of December 31, 2014, the amount of the expected payments for each FAU was based upon the construction status for each FAU, the state of the charter market for FAUs, the expectation of potential material defects and to a lesser extent, the timing of delivery of each FAU. An increase (decrease) in the Partnership’s estimates of yard cost overruns, charterer late delivery penalties, material defects and the discount rate, as well as a decrease (increase) in the Partnership’s estimates of day rates at which it expects to charter the two unchartered FAUs, will decrease (increase) the estimated fair value of the contingent consideration liability.

Changes in the estimated fair value of the Partnership’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the year-ended December 31, 2014 is as follows:

Year ended December 31, 2014 $
Balance at beginning of period	—
Acquisition of Logitel	(21,170)
Unrealized gain included in Other income – net	(278)

Balance at end of period	(21,448)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price was subject to an adjustment of up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. The fair value of the liability was the estimated amount that the Partnership would pay Teekay Corporation on September 30, 2012 and 2013, taking into account the Partnership’s secured contracts, new projects, and forecasted revenues for the vessel. The estimated amount was the present value of the remaining future cash flows.

Changes in the estimated fair value of the Partnership’s contingent consideration liability relating to the acquisition of the Scott Spirit, which was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2013 and 2012 are as follows:

	Year Ended
	December 31, 2013	December 31, 2012
	$	$
Balance at beginning of period	(5,681)	(10,894)
Settlement of liability	6,000	5,870
Unrealized loss included in Other income – net	(319)	(657)

Balance at end of period	—	(5,681)

The estimated fair value of the Partnership’s contingent consideration liability was based in part upon the Partnership’s projection of incremental revenue secured during the period from September 1, 2011 to October 1, 2013, based primarily on the estimated number of new ship days, the daily rate for those new ship days, pursuant to new contracts, and the change in rate on existing ship days. On October 1, 2012, the Partnership repaid a portion of the liability, which at the repayment date was $5.9 million. On October 1, 2013, the Partnership repaid the remainder of the liability, which at the repayment date was $6.0 million.

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

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis:

		December 31, 2014		December 31, 2013
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		$	$	$	$
Recurring:
Cash and cash equivalents and restricted cash	Level 1	298,898	298,898	219,126	219,126
Logitel contingent consideration (see above)	Level 3	(21,448)	(21,448)	—	—
Derivative instruments (note 12)
Interest rate swap agreements	Level 2	(216,488)	(216,488)	(141,143)	(141,143)
Cross currency swap agreement	Level 2	(120,503)	(120,503)	(25,433)	(25,433)
Foreign currency forward contracts	Level 2	(11,268)	(11,268)	(842)	(842)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Non-Recurring:
Vessels and equipment (note 19)	Level 2	—	—	17,250	17,250
Other:
Long-term debt - public (note 8)	Level 1	(855,255)	(825,628)	(487,097)	(496,609)
Long-term debt - non-public (note 8)	Level 2	(1,580,768)	(1,574,649)	(1,881,879)	(1,835,218)

b)	Financing receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $
Direct financing leases	Payment activity	Performing	22,458	27,567

5.	Segment Reporting

The Partnership is engaged in the international marine transportation of crude oil, the offshore processing and storage of crude oil, long-haul ocean towage and offshore installation services, and the high-end floating accommodation market through the operation of its oil tankers, FSO units, FPSO units, towage vessels and FAUs. The Partnership’s revenues are earned in international markets.

The Partnership has six reportable segments: its shuttle tanker segment; its FPSO segment; its FSO segment; its conventional tanker segment; its towage segment; and its FAU segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s FPSO segment consists of its FPSO units to service its FPSO contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s towage segment consists of four long-haul towing and anchor handling vessel newbuildings scheduled for delivery in 2016 and six on-the-water long-distance towing and anchor handling vessels, of which three vessels delivered in early-2015, with the remaining three vessels expected to deliver during the second quarter of 2015, and which are expected to operate on time-charter or voyage-charter towage contracts. The Partnership’s FAU segment consists of three FAUs, of which one FAU delivered in February 2015 and the remaining two units are scheduled to deliver in 2016. These FAUs are expected to operate on fixed-rate time-charter contracts. The results below exclude results included in discontinued operations. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Partnership’s consolidated revenues from continuing operations during the periods presented.

(U.S. dollars in millions)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Petrobras Transporte S.A(1)	$228.1 or 22%	$228.9 or 25%	$259.3 or 28%
Statoil ASA(2)	$194.3 or 19%	$183.0 or 20%	$198.0 or 21%
E.ON(3)	$120.2 or 12%	— (4)	— (4)
Talisman Energy Inc(3)	$112.6 or 11%	$122.1 or 13%	$123.0 or 13%

(1)	Shuttle tanker and FPSO segments
(2)	Shuttle tanker segment
(3)	FPSO segment
(4)	Percentage of consolidated revenue was less than 10%

The following tables include results for the Partnership’s shuttle tanker segment, FPSO unit segment, FSO unit segment, conventional tanker segment, towage segment and FAU segment for the periods presented in these consolidated financial statements. The results below exclude six conventional tankers determined to be discontinued operations (see note 19).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Year ended December 31, 2014
	Shuttle Tanker Segment	FPSO Segment(1)	FSO Segment	Conventional Tanker Segment	Towage Segment	FAU Segment	Total
Revenues	577,064	354,518	53,868	33,566	523	—	1,019,539
Voyage expenses	(105,562)	—	(1,500)	(5,373)	(105)	—	(112,540)
Vessel operating expenses	(159,438)	(158,216)	(28,649)	(5,906)	—	—	(352,209)
Time-charter hire expense	(31,090)	—	—	—	—	—	(31,090)
Depreciation and amortization	(110,686)	(72,905)	(8,282)	(6,680)	—	—	(198,553)
General and administrative (2)(3)	(29,154)	(27,406)	(3,870)	(2,136)	(4,328)	(622)	(67,516)
Write down and gain on sale of vessel	(1,638)	—	—	—	—	—	(1,638)
Restructuring recovery (4)	225	—	—	—	—	—	225

Income (loss) from vessel operations	139,721	95,991	11,567	13,471	(3,910)	(622)	256,218

Equity income	—	10,341	—	—	—	—	10,341
Investment in joint venture	—	54,955	—	—	—	—	54,955
Expenditures for vessels and equipment (5)	50,096	17,022	33,734	251	59,516	11,550	172,169
Expenditures for dry docking	22,552	—	11,560	2,109	—	—	36,221

Year ended December 31, 2013
	Shuttle Tanker Segment	FPSO Segment(1)	FSO Segment	Conventional Tanker Segment	Towage Segment	FAU Segment	Total
Revenues	552,019	284,932	59,016	34,772	—	—	930,739
Voyage expenses	(99,543)	—	432	(4,532)	—	—	(103,643)
Vessel operating expenses	(152,986)	(152,616)	(32,713)	(5,813)	—	—	(344,128)
Time-charter hire expense	(56,682)	—	—	—	—	—	(56,682)
Depreciation and amortization	(115,913)	(66,404)	(10,178)	(6,511)	—	—	(199,006)
General and administrative (2)	(21,821)	(17,742)	(2,553)	(2,357)	—	—	(44,473)
Write down and loss on sale of vessels	(76,782)	—	—	—	—	—	(76,782)
Restructuring charge	(2,169)	—	—	(438)	—	—	(2,607)

Income from vessel operations	26,123	48,170	14,004	15,121	—	—	103,418

Equity income	—	6,731	—	—	—	—	6,731
Investment in joint venture	—	52,120	—	—	—	—	52,120
Expenditures for vessels and equipment (6)	427,069	28,260	181	68	—	—	455,578
Expenditures for dry docking	17,487	—	—	1,533	—	—	19,020

Year ended December 31, 2012
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	FAU Segment	Total
Revenues	569,519	231,688	62,901	37,119	—	—	901,227
Voyage expenses	(104,394)	—	(400)	(5,689)	—	—	(110,483)
Vessel operating expenses	(160,957)	(111,855)	(38,255)	(6,509)	—	—	(317,576)
Time-charter hire expense	(56,989)	—	—	—	—	—	(56,989)
Depreciation and amortization	(122,921)	(50,905)	(9,038)	(6,500)	—	—	(189,364)
General and administrative (2)	(20,146)	(11,208)	(1,838)	(1,389)	—	—	(34,581)
Write down and loss on sale of vessels	(24,542)	—	—	—	—	—	(24,542)
Restructuring charge	(647)	—	—	(468)	—	—	(1,115)

Income from vessel operations	78,923	57,720	13,370	16,564	—	—	166,577

Expenditures for vessels and equipment	83,491	3,055	264	598	—	—	87,408
Expenditures for dry docking	14,977	—	4,054	70	—	—	19,101

(1)

Income from vessel operations for the year ended December 31, 2014 excludes $3.1 million of the Voyageur Spirit FPSO unit indemnification payments received from Teekay Corporation relating to the production shortfall during the period January 1, 2014 through February 21, 2014 and a further $0.4 million relating to unreimbursed vessel operating expenses incurred before the unit was declared on-hire as of February 22, 2014.

Income from vessel operations for the year ended December 31, 2013 excludes $31.3 million of indemnification payments received from Teekay Corporation relating to production shortfalls for both the Dropdown Predecessor period from April 13, 2013 to May 1, 2013 and the period during which the unit was owned by the Partnership from May 2, 2013 to December 31, 2013 as the Voyageur Spirit FPSO unit was declared off-hire retroactive to first oil given the delay in achieving final acceptance from the charterer.

These indemnification payments received from Teekay Corporation have effectively been treated as a reduction to the purchase price of the Voyageur Spirit (see note 11f).

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(3)

Includes a $1.0 million fee to a third party associated with the acquisition of ALP Maritime Services B.V. (or ALP) and a $1.6 million business development fee to Teekay Corporation for assistance with the acquisition of ALP, both included in the Partnership’s towage segment. Also includes a $2.1 million fee to Teekay Corporation for assistance with securing a charter contract for the Petrojarl I FPSO unit (or Petrojarl I) included in the Partnership’s FPSO segment, which was recognized in general and administrative expenses in the consolidated statement of income for the year ended December 31, 2014 (see note 18a).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

(4)

Restructuring recovery for the year ended December 31, 2014 includes a $0.8 million reimbursement received during the second quarter of 2014, for the reorganization of the Partnership’s shuttle tanker marine operations, which was completed during 2013 and a restructuring charge of $0.6 million related to the reflagging of one shuttle tanker which commenced in January 2014 and was completed in March 2014 (see note 10).

(5)	Excludes the vessel and equipment acquired in conjunction with the purchase of Logitel (note 18b) and Petrojarl I (note 11i).
(6)	Excludes the purchase of the Voyageur Spirit (note 11f) and the Itajai (note 11g) FPSO units.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2014	December 31, 2013
	$	$
Shuttle tanker segment	1,936,809	2,004,505
FPSO segment	1,267,076	1,303,229
FSO segment	133,925	102,452
Conventional tanker segment	150,109	144,723
Towage segment	61,795	—
Floating accommodation unit segment	62,017	—
Unallocated:
Cash and cash equivalents and restricted cash	298,898	219,126
Other assets	34,635	32,051

Consolidated total assets	3,945,264	3,806,086

6.	Goodwill, Intangible Assets and In-Process Revenue Contracts

a)	Goodwill

The carrying amount of goodwill for the shuttle tanker segment was $127.1 million as at December 31, 2014 and 2013. In 2014, 2013 and 2012, the Partnership conducted a goodwill impairment review of its shuttle tanker segment and concluded that no impairment had occurred.

The carrying amount of goodwill for the towage segment was $2.0 million as at December 31, 2014. In 2014, the Partnership conducted a goodwill impairment review of its towage segment and concluded that no impairment had occurred.

b)	Intangible Assets

As at December 31, 2014, intangible assets consisted of:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer contracts (shuttle tanker segment)	124,250	(118,230)	6,020
Other intangible assets (FPSO segment)	390	—	390

	124,640	(118,230)	6,410

As at December 31, 2013, intangible assets consisted of:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer contracts (shuttle tanker segment)	124,250	(114,204)	10,046
Customer contracts (FPSO segment)	353	(353)	—
Other intangible assets (FPSO segment)	390	—	390

	124,993	(114,557)	10,436

Aggregate amortization expense of intangible assets for the year ended December 31, 2014 was $4.0 million (2013 - $5.1 million, 2012 - $6.0 million), included in depreciation and amortization on the consolidated statements of income. Amortization of intangible assets for the five years subsequent to December 31, 2014 is expected to be $3.0 million (2015), $2.0 million (2016), $1.0 million (2017) and nil thereafter. Other intangible assets is a trade name which is not amortized.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

c)	In-Process Revenue Contracts

As part of the Partnership’s acquisition of the Piranema Spirit on November 30, 2011, the Partnership assumed an FPSO service contract with terms that were less favorable than the then prevailing market terms. As at December 31, 2014, the Partnership has a liability based on the estimated fair value of the contract. The Partnership is amortizing this liability over the estimated remaining term of the contract on a weighted basis based on the projected revenue to be earned under the contract.

Amortization of in-process revenue contracts for the year ended December 31, 2014 was $12.7 million (2013 - $12.7 million, 2012 - $12.7 million), which is included in revenues on the consolidated statements of income. Amortization for the five years subsequent to December 31, 2014 is expected to be $12.7 million (2015), $12.8 million (2016), $12.7 million (2017), $9.1 million (2018), $7.8 million (2019) and $33.4 million (thereafter).

7.	Accrued Liabilities

	December 31, 2014 $	December 31, 2013 $
Voyage and vessel expenses	33,845	72,481
Audit, legal and other general expenses	3,344	37,473
Interest including interest rate swaps	20,946	20,185
Payroll and benefits	8,461	6,803
Income tax payable and other	1,417	1,214

	68,013	138,156

8.	Long-Term Debt

	December 31, 2014 $	December 31, 2013 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	544,969	743,494
Norwegian Kroner Bonds due through 2019	389,157	312,947
U.S. Dollar-denominated Term Loans due through 2018	158,547	188,854
U.S. Dollar-denominated Term Loans due through 2023	850,433	949,531
U.S. Dollar Non-Public Bond due through 2017	26,819	—
U.S. Dollar Bonds due through 2023	466,098	174,150

Total	2,436,023	2,368,976
Less current portion	258,014	806,009

Long-term portion	2,178,009	1,562,967

As at December 31, 2014, the Partnership had six long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $644.6 million (2013 - $855.4 million), of which $99.6 million (2013 - $111.9 million) was undrawn. The total amount available under the revolving credit facilities reduces by $143.9 million (2015), $206.6 million (2016), $105.6 million (2017), $139.0 million (2018), and $49.5 million (2019). Four of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. Two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 21 of the Partnership’s vessels, together with other related security.

In January 2014, the Partnership issued Norwegian Kroner (or NOK) 1,000 million in senior unsecured bonds that mature in January 2019 in the Norwegian bond market. As of December 31, 2014, the carrying amount of the bonds was $134.2 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. The Partnership entered into a cross currency swap to swap all interest and principal payments into U.S. dollars, with the interest payments fixed at a rate of 6.28%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see note 12).

In January 2013, the Partnership issued NOK 1,300 million in senior unsecured bonds in the Norwegian bond market. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). As at December 31, 2014, the carrying amount of the bonds was $174.5 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the tranche maturing in 2016 are based on NIBOR plus a margin of 4.00%. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. The Partnership entered into cross currency rate swaps to swap all interest and principal payments into USD, with interest payments fixed at a rate of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018 and the transfer of the principal amount fixed at $89.7 million upon maturity in exchange for NOK 500 million on the tranche maturing in 2016 and fixed at $143.5 million upon maturity in

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

exchange for NOK 800 million on the tranche maturing in 2018 (see note 12). As part of this bond issuance, the Partnership repurchased, at a premium, NOK 388.5 million of a then outstanding NOK 600 million bonds with a maturity date in November 2013. In connection with this repurchase of bonds, the Partnership terminated a similar notional amount of the related cross currency swap (see note 12). The Partnership recorded a loss in relation to this repurchase of $1.8 million in its consolidated statement of income for the year ended December 31, 2013.

In January 2012, the Partnership issued NOK 600 million in senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at December 31, 2014, the carrying amount of the bonds was $80.5 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap to swap all interest and principal payments into U.S. dollars, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see note 12).

As at December 31, 2014, four of the Partnership’s 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $158.5 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the four shuttle tankers to which the loans relate, together with other related security. As at December 31, 2014, the Partnership had guaranteed $43.0 million of these term loans, which represents its 50% share of the outstanding term loans of three of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $79.3 million and $36.2 million, respectively.

As at December 31, 2014, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit, the Scott Spirit, the Samba Spirit and the Lambada Spirit, for the Suksan Salamander FSO unit and for the Piranema Spirit and the Voyageur Spirit FPSO units, which in aggregate totaled $850.4 million. For the term loans for the Amundsen Spirit and the Nansen Spirit, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with final bullet payments of $29.0 million due in 2022 and $29.1 million due in 2023, respectively. The Peary Spirit, the Scott Spirit, the Samba Spirit, the Lambada Spirit, the Suksan Salamander, the Piranema Spirit and the Voyageur Spirit term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2023 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2014, the Partnership had guaranteed $529.3 million of these term loans and Teekay Corporation had guaranteed $321.1 million.

In August 2014, the Partnership assumed Logitel’s obligations under a bond agreement from Sevan Marine ASA (or Sevan) as part of the Logitel acquisition (see note 18b). The bonds are redeemable at par at any time by Logitel. As of December 31, 2014, the carrying amount of the bond was $26.8 million.

In May 2014, the Partnership issued $300.0 million in five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As at December 31, 2014, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.0%.

In September 2013 and November 2013, the Partnership issued a total of $174.2 million of ten-year senior unsecured bonds that mature in December 2023 and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. During 2014, the Partnership made semi-annual repayments on the bonds and as of December 31, 2014, the carrying amount of the bonds was $166.1 million.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At December 31, 2014, and 2013, the margins ranged between 0.30% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at December 31, 2014 was 3.5% (December 31, 2013 – 2.7%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 12).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2014 are $258.0 million (2015), $359.4 million (2016), $432.7 million (2017), $454.8 million (2018), $580.8 million (2019) and $350.3 million (thereafter).

The Partnership and a subsidiary of Teekay Corporation are borrowers under a loan arrangement and are jointly and severally liable for the obligations to the lender. The obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Partnership agreed to pay, on the basis of its arrangement with the co-obligor, and any additional amount the Partnership expects to pay on behalf of the co-obligor. As of December 31, 2014, this loan arrangement had an outstanding balance of $89.3 million, of which $54.3 million was the Partnership’s obligation. Teekay Corporation has indemnified the Partnership in respect of any losses and expenses arising from any breach by the co-obligor of the terms and conditions of the loan facility.

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has two revolving credit facilities that require the Partnership to maintain vessel values to drawn principal balance ratio of a minimum of 105% and 120%, respectively. As at December 31, 2014, these ratios were 151.0%. and 137.0%, respectively. The vessel values used in these ratios are the appraised values prepared by the Partnership based on second hand sale and purchase market data. Changes in the conventional tanker market could negatively affect these ratios.

As at December 31, 2014 the Partnership and Teekay Corporation were in compliance with all covenants in the credit facilities and long-term debt.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

9.	Leases

Charters-out

Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The cost, accumulated depreciation and carrying amount of the vessels accounted for as operating leases at December 31, 2014 were $3.4 billion, $0.9 billion and $2.5 billion, respectively. As at December 31, 2014, minimum scheduled future revenues under these time charters and bareboat charters to be received by the Partnership, then in place were approximately $3.6 billion, comprised of $636.5 million (2015), $606.8 million (2016), $633.7 million (2017), $470.1 million (2018), $371.8 million (2019) and $894.6 million (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2014, revenue from unexercised option periods of contracts that existed on December 31, 2014, or variable or contingent revenues. In addition, minimum scheduled future revenues presented in this paragraph have been reduced by estimated off-hire time for period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

Direct Financing Lease

Leasing of the Falcon Spirit FSO unit is accounted for as a direct financing lease. As at December 31, 2014, the minimum lease payments receivable under the direct financing lease approximated $21.2 million (2013 - $29.9 million), including unearned income of $7.3 million (2013 - $11.8 million). The estimated unguaranteed residual value of the leased vessel is $8.5 million. As at December 31, 2014, future scheduled payments under the direct financing lease to be received by the Partnership were approximately $21.2 million, comprised of $8.6 million (2015), $8.8 million (2016) and $3.8 million (2017).

Charters-in

As at December 31, 2014, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $30.0 million, comprised of $18.4 million (2015) and $11.6 million (2016). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

10.	Restructuring Charge

During the year ended December 31, 2014, the Partnership recorded a restructuring charge reimbursement of $0.8 million for the reorganization of the Partnership’s shuttle tanker marine operations, which was completed during 2013. During the year ended December 31, 2014, the Partnership incurred $0.6 million of restructuring charges related to the reflagging of one shuttle tanker which restructuring commenced in January 2014 and was completed in March 2014.

During the years ended December 31, 2013 and 2012, the Partnership recognized restructuring charges of $1.6 million and $0.6 million, respectively, relating to the reorganization of the Partnership’s shuttle tanker marine operations and restructuring charges of $0.4 million and $0.5 million, respectively, relating to the reorganization of the Partnership’s conventional tanker marine operations. The purpose of the restructuring was to create better alignment with its marine operations resulting in a lower cost organization going forward. Both reorganizations were completed in 2013. Under these plans, the Partnership recorded restructuring charges in total of $1.4 million and $0.9 million, respectively, since these plans began in 2012.

During the year ended December 31, 2013, the Partnership incurred $0.6 million of restructuring charges related to the reflagging of one shuttle tanker which commenced in September 2013 and was completed in October 2013.

As of December 31, 2014 and 2013, restructuring liabilities of $nil and $0.7 million, respectively, were recorded in accrued liabilities on the consolidated balance sheets.

11.	Related Party Transactions

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

c)

In June 2011, the Partnership entered into a long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG is serviced with four newbuilding shuttle tankers (or the BG Shuttle Tankers) under ten-year time charter contracts. The Partnership took delivery of the four BG Shuttle Tankers in the second half of 2013. The Partnership received shipbuilding and site supervision services from certain subsidiaries of Teekay Corporation relating to the BG Shuttle Tankers. These costs were capitalized and are included in vessels and equipment. Total shipbuilding and site supervision costs paid to Teekay Corporation subsidiaries for this project amounted to $14.2 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

d)

In May 2013, the Partnership entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply a FSO unit in Asia. The Partnership converted its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit, which commenced its charter contract with Salamander in August 2014. The Partnership received project management and execution services from certain subsidiaries of Teekay Corporation relating to the FSO conversion. These costs were capitalized and are included in vessels and equipment. Project management and execution costs paid to Teekay Corporation subsidiaries amounted to $3.3 million as of December 31 2014.

e)

In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the Randgrid shuttle tanker, which the Partnership currently owns through a 67% owned subsidiary and which the Partnership intends to acquire full ownership prior to its conversion. The Partnership received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FSO unit conversion. These costs are capitalized and included as part of advances on newbuilding contracts and will be reclassified to vessels and equipment upon completion of the conversion in early-2017. Project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $2.2 million as of December 31, 2014.

f)

On May 2, 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON, for an original purchase price of $540.0 million. Due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance by E.ON within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013.

On September 30, 2013, the Partnership entered into an interim agreement with E.ON whereby the Partnership was compensated for production beginning August 27, 2013 until the receipt of final acceptance by E.ON. Until receipt of final acceptance, Teekay Corporation agreed to indemnify the Partnership for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, Teekay Corporation indemnified the Partnership a total of $34.9 million for production shortfalls and unreimbursed repair costs. During 2014, Teekay Corporation indemnified the Partnership for $3.5 million for production shortfalls and unrecovered repair costs to address the compressor issues, and paid a further $2.7 million in late-2014 relating to a final settlement of pre-acquisition capital expenditures for the Voyageur Spirit FPSO unit. On April 4, 2014, the Partnership received the certificate of final acceptance from the charterer, which declared the unit on-hire retroactive to February 22, 2014.

Amounts paid as indemnification from Teekay Corporation to the Partnership were effectively treated as a reduction in the purchase price paid by the Partnership for the FPSO unit. The original purchase price of $540.0 million has effectively been reduced to $503.1 million ($273.1 million net of assumed debt of $230.0 million) to reflect total indemnification payments from Teekay Corporation of $41.1 million, partially offset by the excess value of $4.3 million relating to the 1.4 million common units issued as part of the purchase price to Teekay Corporation on the date of closing of the transaction in May 2013 compared to the value of the common units at the date Teekay Corporation offered to sell the FPSO unit to the Partnership. The excess of the purchase price (net of assumed debt) over the book value of the net assets of $201.8 million has been accounted for as an equity distribution to Teekay Corporation of $71.4 million.

g)

On June 10, 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht Oil & Gas S.A (or Odebrecht), which owns the Cidade de Itajai (or Itajai ) FPSO unit, for a purchase price of $53.8 million, which was paid in cash. The Partnership’s investment in the Itajai FPSO unit is accounted for using the equity method. The Itajai FPSO unit achieved first oil in February 2013, at which time the unit commenced operations under a nine-year, fixed-rate time-charter contract with Petroleo Brasileiro SA (Petrobras), with six additional one-year extension options exercisable by Petrobras. The excess of the purchase price over Teekay Corporation’s carrying value of its 50% interest in the Itajai FPSO has been accounted for as an equity distribution to Teekay Corporation of $6.6 million. The Partnership’s investment in the Itajai FPSO unit is accounted for using the equity method.

The purchase price was based on an estimate of the fully built-up cost of the Itajai FPSO unit, including certain outstanding contractual items. During the second quarter of 2014, the joint venture received in connection with the resolution of these contractual items, an aggregate of $6.1 million in reimbursements from the charterer and insurer, which was originally deducted from the Partnership’s purchase price of the Itajai FPSO unit. As a result of these reimbursements, this amount was remitted to Teekay Corporation.

h)

The long-term bareboat contracts relating to two conventional tankers of the Partnership with a joint venture in which Teekay Corporation has a 50% interest were novated under the same terms to a subsidiary of Teekay Corporation in January 2014 and March 2014, respectively. The excess of the contractual rates over the market rates at the time of the novation was $1.0 million for 2014, and is accounted for as an equity contribution from Teekay Corporation.

i)

In December 2014, the Partnership entered into an agreement with a consortium led by Queiroz Galvão Exploração e Produção SA (or QGEP) to provide an FPSO unit for the Atlanta field located in the Santos Basin offshore Brazil. In connection with the contract with QGEP, the Partnership acquired the Petrojarl I FPSO from Teekay Corporation for a purchase price of $57 million. The purchase price was financed by means of an intercompany loan payable to a subsidiary of Teekay Corporation (see note 11k). The Petrojarl I is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands for an estimated cost of approximately $232 million, which includes the cost of acquiring the Petrojarl I (note 14g). The excess of the purchase price over Teekay Corporation’s carrying value of the Petrojarl I FPSO unit has been accounted for as an equity distribution to Teekay Corporation of $12.4 million.

j)

During 2014, four conventional tankers, two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out contracts with subsidiaries of Teekay Corporation. In 2013 and 2012, the Partnership terminated the long-term time-charter-out contracts under which three of its conventional tankers were employed with a subsidiary of Teekay Corporation. The Partnership received early termination fees from Teekay Corporation of $11.3 million and $14.7 million, respectively, which is recorded in net (loss) income from discontinued operations on the consolidated statements of income (see note 19).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

k)

Teekay Corporation and its wholly-owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative service needs. In addition, the Partnership reimburses the general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Year Ended December 31,
	2014	2013	2012
	$	$	$
Revenues(1)	68,172	71,905	64,166
Vessel operating expenses(2)	(39,237)	(39,820)	(44,024)
General and administrative(3)(4)	(42,396)	(29,528)	(21,184)
Interest income(5)	—	1,217	—
Interest expense(6)	(933)	(818)	(568)
Other expense(7)	—	(319)	(657)
Net income from related party transactions
from discontinued operations(8)	—	19,255	59,872

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

(4)

Includes business development fees of $1.6 million and $2.1 million to Teekay Corporation in connection with the acquisition of ALP and the Petrojarl I, respectively, during the year ended December 31, 2014, and a $1.0 million business development fee to Teekay Corporation in connection with the acquisition of the 2010-built HiLoad Dynamic Positioning unit from Remora AS during the year ended December 31, 2013.

(5)

Interest income for the year ended December 31, 2013 relates to the interest received from Teekay Corporation and our general partner on a $150 million partial prepayment for the Voyageur Spirit. The Partnership received interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds to Teekay Corporation from February 26, 2013 until the Partnership acquired the FPSO unit on May 2, 2013.

(6)	Includes a guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation and interest expense incurred on due to affiliates balances.
(7)	Unrealized loss from the change in fair value of the Partnership’s contingent consideration liability relating to the acquisition of the Scott Spirit (see note 4a).
(8)

Related party transactions relating to six conventional tankers determined to be discontinued operations. This includes revenue from long-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including the early termination fees described above; crew training fees charged by Teekay Corporation accounted for as vessel operating expenses; and commercial, technical, strategic and business development management fees charged by Teekay Corporation.

l)

At December 31, 2014, due from affiliates totaled $44.2 million (December 31, 2013 - $15.2 million) and due to affiliates totaled $108.9 million (December 31, 2013 - $121.9 million). Due to and from affiliates are generally non-interest bearing and unsecured and are expected to be settled within the next fiscal year in the normal course of operations. Included in the due to affiliates balance is a loan from Teekay Corporation of $51 million used to finance the purchase of the Petrojarl I FPSO unit (see note 11i), which is interest bearing at 6.5% and is expected to be settled during 2015.

12.	Derivative Instruments

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the years ended December 31, 2014, 2013 and 2012, as cash flow hedges.

As at December 31, 2014, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign	Fair Value / Carrying Amount of Asset/(Liability)	Average	Expected Maturity
	Currency	(in thousands of U.S. Dollars)	Forward	2015	2016
	(thousands)	Non-hedge	Rate(1)	(in thousands of U.S. Dollars)
Norwegian Kroner	558,500	(11,268)	6.50	55,193	30,807

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The Partnership enters into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Partnership’s Norwegian Kroner Bonds due from 2016 through 2019. In addition, the cross currency swaps due from 2016 through 2019 economically hedge the interest rate exposure on the Norwegian Kroner Bonds due from 2016 through 2019. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its Norwegian Kroner Bonds due from 2016 through 2019. As at December 31, 2014, the Partnership was committed to the following cross currency swaps:

Principal	Principal	Floating Rate Receivable			Fair Value /	Remaining Term (years)
Amount NOK	Amount USD	Reference Rate	Margin	Fixed Rate Payable	Asset (Liability)
600,000	101,351	NIBOR	5.75%	7.49%	(24,731)	2.1
500,000	89,710	NIBOR	4.00%	4.80%	(23,843)	1.1
800,000	143,536	NIBOR	4.75%	5.93%	(38,898)	3.1
1,000,000	162,200	NIBOR	4.25%	6.28%	(33,031)	4.1

					(120,503)

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR denominated borrowings.

As at December 31, 2014, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	800,000	(161,830)	8.1	4.7
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	772,831	(46,023)	5.7	2.5
U.S. Dollar-denominated interest rate swaps(4)	LIBOR	180,000	(8,635)	0.1	3.4

		1,752,831	(216,488)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2014, ranged from 0.30% and 3.25%.
(2)	Notional amount remains constant over the term of the swap.
(3)	Principal amount reduces quarterly or semi-annually.
(4)

The interest rate swap is being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2028. The interest rate swap is subject to mandatory early termination in early-2015 whereby the swap will be settled based on its fair value at that time.

As at December 31, 2014, the Partnership had multiple interest rate swaps and cross currency swaps governed by the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at December 31, 2014, these interest rate swaps and cross currency swaps had an aggregate fair value liability amount of $303.8 million. As at December 31, 2014, the Partnership had $46.8 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash and restricted cash -long-term on the consolidated balance sheet.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Accounts Receivable	Current portion of derivative assets	Derivative assets	Accrued liabilities	Current portion of derivative liabilities	Derivative liabilities
	$	$	$	$	$	$
As at December 31, 2014
Foreign currency contracts	—	—	—	—	(8,490)	(2,778)
Cross currency swap	—	—	—	(1,105)	(6,496)	(112,902)
Interest rate swaps	—	—	4,660	(8,742)	(70,332)	(142,074)

	—	—	4,660	(9,847)	(85,318)	(257,754)

As at December 31, 2013
Foreign currency contracts	—	213	4	—	(976)	(83)
Cross currency swap	12	287	—	—	(311)	(25,421)
Interest rate swaps	—	—	10,319	(9,174)	(46,657)	(95,631)

	12	500	10,323	(9,174)	(47,944)	(121,135)

Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on derivative instruments in the consolidated statements of income. The effect of the (losses) gains on these derivatives on the consolidated statements of income for the years ended December 31, 2014, 2013 and 2012 is as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
	$	$	$
Realized (losses) gains relating to:
Interest rate swap termination	—	(31,798)	—
Interest rate swaps	(55,588)	(63,050)	(58,596)
Foreign currency forward contracts	(1,912)	(824)	2,969

	(57,500)	(95,672)	(55,627)

Unrealized (losses) gains relating to:
Interest rate swaps	(75,777)	133,488	26,100
Foreign currency forward contracts	(10,426)	(2,996)	3,178

	(86,203)	130,492	29,278

Total realized and unrealized (losses) gains on derivative instruments	(143,703)	34,820	(26,349)

Realized and unrealized (losses) gains of the cross currency swaps are recognized in earnings and reported, including the impact of the partial termination of a cross currency swap in connection with the repurchase of NOK bonds (see note 8), in foreign currency exchange loss in the consolidated statements of income. The effect of the (loss) gain on cross currency swaps on the consolidated statements of income for the years ended 2014, 2013 and 2012 is as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
	$	$	$
Realized gain on partial termination of cross-currency swap	—	6,800	—
Realized (losses) gains	(1,992)	1,563	2,992
Unrealized (losses) gains	(93,953)	(38,596)	10,700

Total realized and unrealized (losses) gains on cross currency swaps	(95,945)	(30,233)	13,692

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

13.	Income Taxes

The significant components of the Partnership’s deferred tax assets and liabilities are as follows:

	December 31, 2014	December 31, 2013
	$	$
Deferred tax assets:
Tax losses carried forward(1)	146,851	182,085
Other	3,726	7,296

Total deferred tax assets:	150,577	189,381

Deferred tax liabilities:
Vessels and equipment	12,514	19,555
Long-term debt	2,295	22,008
Other	1,371	3,234

Total deferred tax liabilities	16,180	44,797

Net deferred tax assets	134,397	144,584

Valuation allowance	(128,438)	(136,730)

Net deferred tax assets(2)	5,959	7,854

Disclosed in:

Deferred tax asset	5,959	7,854

(1)

As at December 31, 2014, the income tax net operating losses carried forward of $559 million ($689.1 million – December 31, 2013) are available to offset future taxable income in the applicable jurisdictions, and can be carried forward indefinitely.

(2)	The change in the net deferred tax assets is related to the change in temporary differences, foreign exchange gains and the utilization of income tax net operating losses carried forward.

The components of the provision for income taxes are as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
	$	$	$
Current	(1,290)	(75)	1,669
Deferred	(889)	(2,150)	8,808

Income tax (expense) recovery	(2,179)	(2,225)	10,477

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Year ended December 31, 2014 $	Year ended December 31, 2013 $	Year ended December 31, 2012 $
Net income before taxes	19,835	78,782	94,970
Net (loss) income not subject to taxes	(72,469)	41,100	77,570

Net income subject to taxes	92,304	37,682	17,400

At applicable statutory tax rates	12,484	2,559	(6,292)
Permanent differences	(4,677)	(3,619)	(12,245)
Adjustments related to currency differences	3,349	(14,231)	6,437
Valuation allowance	(8,977)	17,516	1,623

Tax expense (recovery) related to current year	2,179	2,225	(10,477)

The following is a tabular reconciliation of the Partnership’s total amount of unrecognized tax benefits at the beginning and end of 2014, 2013 and 2012:

	Year ended December 31, 2014 $	Year ended December 31, 2013 $	Year ended December 31, 2012 $
Balance of unrecognized tax benefits as at beginning of the year	7,037	3,692	6,231
Decreases for positions related to prior years	(258)	(336)	(2,539)
Increase for positions attributable to the Dropdown Predecessor	—	3,681	—

Balance of unrecognized tax benefits as at end of the year	6,779	7,037	3,692

The Partnership does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2010 through 2014 remain open to examination by some of the taxing jurisdictions in which the Partnership is subject to tax.

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

Following a lower court ruling, the appellate court in June 2013 held that NOL, TNOL and TSN were jointly and severally responsible towards the plaintiffs for all the losses as a result of the collision, plus interests accrued on the amount of damages. In addition, Statoil was held not to be required to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were also held liable for legal costs associated with court proceedings. The Partnership and Teekay Corporation maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. Thus, the Partnership recognized total liability of NOK 216,400,000 (approximately $29.0 million) of damages and legal costs and a receivable of NOK 216,400,000 (approximately $29.0 million) as at December 31, 2013.

In 2014, the Partnership and the insurer entered into a settlement agreement with the plaintiffs, which reduced the Partnership’s liability and related receivable to NOK 117,500,000 (approximately $15.8 million). The insurer paid the settlement amount to the plaintiffs during November 2014. Thus, there is no liability or receivable recorded on the Partnership’s consolidated balance sheets as at December 31, 2014.

b)

During 2010, an unrelated party contributed a 1995-built shuttle tanker, the Randgrid, to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at December 31, 2014.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

c)

In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the Randgrid shuttle tanker, which the Partnership currently owns through a 67%-owned subsidiary and of which the Partnership intends to acquire full ownership prior to its conversion. The FSO conversion project is expected to cost approximately $276 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. As at December 31, 2014, payments made towards this commitment totaled $53.4 million and the remaining payments required to be made are $120.1 million (2015), $100.9 million (2016) and $1.7 million (2017). Following scheduled completion of the conversion in early-2017, the newly converted FSO unit will commence operations under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options.

d)

In March 2014, the Partnership acquired 100% of the shares of ALP, a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. The Partnership has agreed to acquire these newbuildings for a total cost of approximately $258 million. As at December 31, 2014, payments made towards these commitments totaled $59.7 million and the remaining payments required to be made under these newbuilding contracts are $77.9 million (2015) and $120.8 million (2016). The Partnership intends to continue financing the newbuilding installments through its existing liquidity and expects to secure long-term debt financing for these vessels prior to their scheduled deliveries in 2016.

In October 2014, the Partnership, through its wholly-owned subsidiary ALP, agreed to acquire six on-the-water, long-distance towing and anchor handling vessels for approximately $220 million. The vessels were built between 2006 and 2010 and are all equipped with dynamic positioning capabilities. The Partnership took delivery of three vessels in early-2015 and expects to take delivery of the remaining three vessels during the second quarter of 2015.

e)

In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS, a Norway-based company focused on the high-end floating accommodation market. Concurrently with this transaction, the Partnership acquired three FAU newbuildings ordered from COSCO (Nantong) Shipyard (COSCO) in China for a total cost of approximately $558 million, including estimated site supervision costs and license fees to be paid to Sevan to allow for use of its cylindrical hull design in these FAUs. As at December 31, 2014, payments made towards these commitments totaled $26.8 million and the remaining payments required to be made under these newbuilding contracts are $170.5 million (2015), $348.4 million (2016), $10.1 million (2017) and $1.9 million (2018). The Partnership took delivery of one FAU in February 2015 and expects to take delivery of the remaining two units in 2016. The Partnership intends to finance the initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries.

f)

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture with Odebrecht. The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with Petrobras. The FPSO conversion is expected to cost approximately $1.0 billion. As at December 31, 2014, payments made by the joint venture towards these commitments totaled $35.0 million and the remaining payments required to be made by the joint venture are $398.6 million (2015) and $552.0 million (2016). The Partnership intends to finance its share of the conversion through its existing liquidity and through long-term debt financing within the joint venture. The joint venture secured a $248 million short-term loan in late-2014 and expects to secure additional long-term debt financing for the FPSO unit prior to its scheduled delivery.

g)

In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million (see note 11i). The Petrojarl I is undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands with an estimated cost of approximately $232 million, which includes the cost of acquiring the Petrojarl I. The FPSO is scheduled to commence operations in the first half of 2016 under a five-year fixed-rate charter contract with QGEP. As at December 31, 2014, payments made towards these commitments, excluding the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totaled $1.4 million and the remaining payments required to be made are $157.4 million (2015) and $16.3 million (2016). The Partnership intends to finance the upgrade payments through its existing liquidity, and an existing loan from Teekay Corporation, and expects to secure long-term debt financing for the FPSO unit prior to its scheduled delivery.

15.	Supplemental Cash Flow Information

a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Year ended December 31, 2014 $	Year ended December 31, 2013 $	Year ended December 31, 2012 $
Accounts receivable	73,020	(59,003)	(8,750)
Prepaid expenses and other assets	1,899	(2,884)	6,075
Accounts payable and accrued liabilities	(87,597)	46,266	35
Advances from (to) affiliate	(98,806)	67,620	(14,807)

	(111,484)	51,999	(17,447)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

b)

Cash interest paid (including interest paid by the Dropdown Predecessor and realized losses on interest rate swaps) during the years ended December 31, 2014, 2013 and 2012 totaled $135.4 million, $146.0 million, and $102.1 million, respectively.

c)	Taxes paid (including taxes paid by the Dropdown Predecessor) during the years ended December 31, 2014, 2013 and 2012 totaled $2.1 million, $0.6 million and $5.7 million, respectively.

d)

The Partnership’s consolidated statement of cash flows for the years ended December 31, 2013 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessel began operations under the ownership of Teekay Corporation. For non-cash charges related to the Dropdown Predecessor, see note 11f.

e)	The cash portion of the purchase price of vessels acquired from Teekay Corporation is as follows:

	Year ended December 31, 2014 $	Year ended December 31, 2013 $	Year ended December 31, 2012 $
Voyageur Spirit (net of cash acquired of $0.9 million)(1)(2) (note 11f)	6,181	(234,125)	—
Cidade de Itajai (net of cash acquired of $1.3 million) (note 11g)	—	(52,520)	—

	6,181	(286,645)	—

(1)

As at December 31, 2014, the cash portion of the original purchase price of the Voyageur Spirit FPSO unit of $270.0 million was effectively reduced to reflect the $41.1 million indemnification from Teekay Corporation recorded during 2014 and 2013 (see note 11f).

(2)

The cash portion of the purchase price does not include the issuance of $44.3 million of the Partnership’s common units to Teekay Corporation to partially finance the acquisition of the Voyageur Spirit FPSO (see note 16), which includes a $4.3 million excess value of the common units when comparing valuation of the common units at the date of closing the transaction to the valuation of the common units as the date Teekay Corporation offered to sell the Voyageur Spirit FPSO to the Partnership (see note 11f).

f)	Contribution of capital from Teekay Corporation to the Dropdown Predecessor included in other financing activities on the consolidated statements of cash flows is as follows:

	Year ended December 31, 2014 $	Year ended December 31, 2013 $	Year ended December 31, 2012 $
Relating to Voyageur Spirit (note 11f)	—	5,596	—

	—	5,596	—

16.	Partners’ Equity and Net Income Per Unit

At December 31, 2014, a total of 74.2% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership’s Series A Preferred Units (defined below) outstanding are held by the public.

Limited Partners’ Rights

Significant rights of the limited partners include the following:

•	Right of common unitholders to receive distribution of available cash within approximately 45 days after the end of each quarter.

•	No limited partner shall have any management power over the Partnership’s business and affairs; the general partner shall conduct, direct and manage our activities.

•

The general partner may be removed if such removal is approved by common unitholders holding at least 66 2/3% of the outstanding units voting as a single class, including units held by the general partner and its affiliates.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Incentive Distribution Rights

The general partner is entitled to incentive distributions if the amount the Partnership distributes to common unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Common Unitholders	General Partner
Minimum quarterly distribution of $0.35	98%	2%
Up to $0.4025	98%	2%
Above $0.4025 up to $0.4375	85%	15%
Above $0.4375 up to $0.525	75%	25%
Above $0.525	50%	50%

During the year ended December 31, 2014, cash distributions exceeded $0.4025 per common unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the general partner’s interest in net income for the purposes of the net income per common unit calculation.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities and liquidation amounts on the Series A Preferred Units will be distributed to the common unitholders and the general partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

Net Income Per Unit

Limited partners’ interest in net income per common unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor, the non-controlling interests, the general partner’s interest and the distributions on the Series A Preferred Units, by the weighted-average number of common units outstanding during the period. The distributions payable and paid on the preferred units for the year ended December 31, 2014 totaled $10.9 million (2013 - $7.3 million). The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The general partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on the Series A Preferred Units (defined below). Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

The Partnership allocates the limited partners’ interest in net income, including both distributed and undistributed net income, between continuing operations and discontinued operations based on the proportion of net income from continuing and discontinued operations to total net income.

Preferred Units

In April 2013, the Partnership issued 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units (or Series A Preferred Units) in a public offering for net proceeds of $144.8 million.

Pursuant to the partnership agreement, distributions on the Series A Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. At any time on or after April 30, 2018, the Series A Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. These units are listed on the New York Stock Exchange.

Public and Private Offerings of Common Units

The following table summarizes the issuances of common units over the three years ending December 31, 2014:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Offering	Number of Common Units	Offering		Gross Proceeds (i)	Net Proceeds	Teekay Corporation’s Ownership After the
Date	Type	Issued	Price		(in millions of U.S. Dollars)		Offering(ii)	Use of Proceeds

July 2012	Private	1,700,022	$26.47		45.9	45.8	32.30%	Partially finance shipyard installments for four newbuilding shuttle tankers

September 2012	Public	7,778,832	$27.65		219.5	211.4	29.36%	Prepayment of revolving credit facilities

April 2013	Private	2,056,202	$29.18		61.2	61.2	28.67%	Partially finance four newbuilding shuttle tankers installments and for general partnership purposes.

May 2013	Private	1,446,654	$30.60		45.1	45.1	29.91%	Partially finance the acquisition of Voyageur Spirit FPSO unit

During 2013	COP	85,508	(iii	)	2.8	2.4	(iii )	General partnership purposes

December 2013	Private	1,750,000	$30.50		54.5	54.4	29.31%	For general partnership purposes, which may include funding vessel conversion projects and future vessel acquisitions.

During 2014	COP	213,350	(iii	)	7.8	7.6	(iii )	General partnership purposes

November 2014	Private	6,704,888	$26.10		178.6	178.5	27.26%	For general partnership purposes, which may include funding vessel conversion projects and finance newbuilding FAUs and towage vessels.

(i)	Including General Partner’s 2% proportionate capital contribution
(ii)	Including Teekay Corporation’s indirect 2% general partner interest
(iii)

In May 2013, the Partnership implemented a continuous offering program (or COP), under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million.

17.	Unit Based Compensation

During the year ended December 31, 2014, a total of 9,482 common units, with an aggregate value of $0.3 million, were granted and issued to the non-management directors of the general partner as part of their annual compensation for 2014.

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. During March 2014 and 2013, the Partnership granted restricted unit-based compensation awards with respect to 67,782 and 63,309 units, respectively, with grant date fair values of $2.1 million and $1.8 million, respectively, based on the Partnership’s closing unit price on the grant date. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash. During the year ended December 31, 2014, restricted unit-based awards with respect to total of 20,988 common units with a fair value of $0.6 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 6,584 common units and by paying $0.3 million in cash. During the year ended December 31, 2014 and 2013, the Partnership recorded unit-based compensation expense of $1.9 million and $0.9 million, respectively, in general and administrative expenses in the Partnership’s consolidated statements of income. As of December 31, 2014 and 2013, liabilities relating to cash settled restricted unit-based compensation awards of $1.0 million and $nil, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at December 31, 2014 the Partnership had $1.0 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of 1.1 years.

18.	Acquisitions

a)	Acquisition of ALP Maritime Services B.V.

On March 14, 2014, the Partnership acquired 100% of the shares of ALP. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. The Partnership is committed to acquire these newbuildings for a total cost of approximately $258 million (see note 14d).

The Partnership acquired ALP for a purchase price of $2.6 million, which was paid in cash, and also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings, which are scheduled throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. The Partnership has the option to pay up to 50% of this compensation through the issuance of common units of the Partnership. Each of the contingent compensation amounts are payable only if the three shareholders are employed by ALP at the time performance conditions are met. For the year ended December 31, 2014, compensation cost was $0.5 million and was recorded in general and administrative expenses in the Partnership’s consolidated statements of income. The Partnership also incurred a $1.0 million fee to a third party associated with the acquisition of ALP and a $1.6 million business development fee to Teekay Corporation (see note 11j) for assistance with the acquisition, which have been recognized in general and administrative expenses during 2014.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

This acquisition of ALP and the related newbuilding orders represent the Partnership’s entrance into the long-haul ocean towage and offshore installation services business. This acquisition allows the Partnership to combine its infrastructure and access to capital with ALP’s experienced management team to further grow this niche business, which is in an adjacent sector to the Partnership’s FPSO and shuttle tanker businesses. The acquisition of ALP was accounted for using the purchase method of accounting, based upon finalized estimates of fair value.

The following table summarizes the finalized estimates of fair values of the ALP assets acquired and liabilities assumed by the Partnership on the acquisition date.

(in thousands of U.S. dollars)	As at March 14, 2014
$
ASSETS
Cash and cash equivalents	294
Other current assets	404
Advances on newbuilding contracts	164
Other assets - long-term	395
Goodwill (towage segment)	2,032

Total assets acquired	3,289

LIABILITIES
Current liabilities	387
Other long-term liabilities	286

Total liabilities assumed	673

Net assets acquired	2,616

Consideration	2,616

The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including their experience, skills and abilities. Operating results of ALP are reflected in the Partnership’s financial statements commencing March 14, 2014, the effective date of the acquisition. For the year ended December 31, 2014, the Partnership recognized $0.5 million of revenue and $2.3 million of net loss resulting from this acquisition. The following table shows comparative summarized consolidated pro forma financial information for the Partnership for the years ended December 31, 2014 and 2013, giving effect to the Partnership’s acquisition of ALP as if it had taken place on January 1, 2013:

(in thousands of U.S. dollars, except per unit data)	Pro Forma	Pro Forma
	Year ended	Year ended
	December 31, 2014	December 31, 2013
	$	$
Revenues	1,019,674	938,309
Net income from continuing operations	17,495	76,044
Limited partners’ interest in net income from continuing operations per common unit:
- Basic	(0.23)	0.92
- Diluted	(0.23)	0.92

b)	Acquisition of Logitel Offshore Holding AS

On August 11, 2014, the Partnership acquired 100% of the outstanding shares of Logitel. The purchase price for the shares of Logitel consisted of $4.0 million in cash paid at closing and a potential additional cash amount of $27.6 million, subject to reductions of some or all of this potential additional amount if certain performance criteria are not met, primarily relating to the construction of the three FAUs ordered from COSCO in China (see note 4a).

The Partnership is committed to acquire the three FAUs ordered from COSCO for a total cost of approximately $588 million, including estimated site supervision costs and license fees to be paid to Sevan to allow for use of its cylindrical hull design in these FAUs (see note 14e), and $30.0 million from the Partnership’s assumption of Logitel’s obligations under a bond agreement from Sevan. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petrobras in Brazil for the first FAU which delivered in February 2015. The FAU is expected to commence its contract with Petrobras during the second quarter of 2015. The second FAU is currently under construction and in August 2014, the Partnership exercised one of its existing six options with COSCO to construct a third FAU. The Partnership expects to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the first and the fourth quarters of 2016.

The Partnership has assumed Logitel’s obligations under a bond agreement from Sevan as part of this acquisition. The bond is non-interest bearing and is repayable in amounts of $10.0 million within six months of delivery of each of the three FAUs ordered from COSCO, for a total of $30.0 million. If Logitel orders additional FAU’s with the Sevan cylindrical design, Logitel will be required to pay Sevan up to $11.9 million for each of the next three FAUs ordered. If the fourth of six options with COSCO is not exercised by its option expiry date on November 30, 2016, Sevan has a one-time option to receive the remaining two options with COSCO.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The acquisition of Logitel represents the Partnership’s entrance into the FAU business, which is in an adjacent sector to the Partnership’s FPSO and shuttle tanker businesses. The acquisition of Logitel was accounted for using the purchase method of accounting, based upon preliminary estimates of fair value.

The following table summarizes the preliminary estimates of fair values of the Logitel assets acquired and liabilities assumed by the Partnership on the acquisition date. The Partnership is continuing to obtain information to finalize estimated fair value of the Logitel assets acquired and liabilities assumed and expects to complete this process as soon as practicable, but no later than one year from the acquisition date.

(in thousands of U.S. dollars)	As at August 11, 2014 $
ASSETS
Cash and cash equivalents	8,089
Prepaid expenses	640
Advances on newbuilding contracts	46,809

Total assets acquired	55,538

LIABILITIES
Accrued liabilities	4,098
Long-term debt	26,270

Total liabilities assumed	30,368

Net assets acquired	25,170

Cash consideration	4,000

Contingent consideration	21,170

Operating results of Logitel are reflected in the Partnership’s financial statements commencing August 11, 2014, the effective date of acquisition. For the year ended December 31 2014, the Partnership recognized $nil revenue and $1.0 million of net loss resulting from this acquisition. The following table shows comparative summarized consolidated pro forma financial information for the Partnership for the years ended December 31, 2014 and 2013, giving effect to the Partnership’s acquisition of Logitel as if it had taken place on January 1, 2013:

(in thousands of U.S. dollars, except per unit data)	Pro Forma Year Ended December 31, 2014	Pro Forma Year Ended December 31, 2013
Revenues	1,019,539	930,739
Net income from continuing operations	16,717	75,827

Limited partners’ interest in net income from continuing operations per common unit:
-Basic	(0.24)	0.92
-Diluted	(0.24)	0.92

19.	(Write-down) and Gain (Loss) on Sale of Vessels and Discontinued Operations

(Write-down) and Gain (Loss) on Sale of Vessels

In 2014, the carrying value of one of the Partnership’s 1990s-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down was the result of the vessel charter contract expiring in early-2015. The Partnership’s consolidated statement of income for the year ended December 31, 2014, includes a $4.8 million write-down related to this vessel. The write-down is included in the Partnership’s shuttle tanker segment. In the fourth quarter of 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to a joint venture between the Partnership and a joint venture partner (see note 20). The Partnership’s consolidated statement of income for the year ended December 31, 2014, includes a $3.1 million gain related to the sale of this vessel. The gain on sale of vessel is included in the Partnership’s shuttle tanker segment.

In 2013, the carrying value of six of the Partnership’s 1990s-built shuttle tankers were written down to their estimated fair value using appraised values. Of the six vessels, during the third quarter of 2013, four of the shuttle tankers were written down as the result of the re-contracting of one of the vessels, which the Partnership owns through a 50%-owned subsidiary, at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for the contract renewal for two of the shuttle tankers, one operating in Brazil, and the other, which the Partnership owns through a 50%-owned subsidiary, in the North Sea. In the fourth quarter of 2013, two shuttle tankers, which the Partnership owns through a 67%-owned subsidiary, were written down due to a cancellation of a contract renewal and expected sale of an aging vessel to their estimated fair value. One of these two vessels was also written down in 2012. The Partnership’s consolidated statement of income for 2013 includes a total write-down of $76.8 million related to these vessels, of which $37.2 million relates to two shuttle tankers, which the Partnership owns through a 50%-owned subsidiary, and $19.3 million relates to two shuttle tankers, which the Partnership owns through a 67%-owned subsidiary.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

In 2012, the carrying value of five of the Partnership’s shuttle tankers were written down to their estimated fair value. In the third quarter of 2012, a 1993-built shuttle tanker was written down to its estimated fair value due to a change in the operating plan for the vessel. In the third and fourth quarters of 2012, two shuttle tankers, which were written down in 2011, were further written down to their estimated fair value upon sale in 2012. In the fourth quarter of 2012, a 1992-built shuttle tanker, which was written down in 2010, was further written down to its estimated fair value and classified as held-for-sale as at December 31, 2012. The vessel was sold in 2013. In the fourth quarter of 2012, a 1995-built shuttle tanker was written down to its estimated fair value due to the age of the vessel and the requirements of trading in the North Sea and Brazil and the weak tanker market. The estimated fair value of the vessel was determined using discounted cash flows. The estimated fair value for each of the other four vessels written down in 2012 was determined using appraised values. The Partnership’s consolidated statement of income for 2012 includes a total write-down and loss on sale of vessels of $24.5 million.

Discontinued Operations

Prior to being considered discontinued operations, the operations of the Hamane Spirit, the Torben Spirit, the Luzon Spirit, the Leyte Spirit, the Poul Spirit and the Gotland Spirit were reported within the conventional tanker segment. The Hamane Spirit, the Torben Spirit, and the Luzon Spirit, were sold during the second quarter of 2012, the fourth quarter of 2012, and the fourth quarter of 2012, respectively. The Leyte Spirit, which was written down in 2012 and was sold in the first quarter of 2013. The Poul Spirit was written down to its estimated fair value in the first quarter of 2013 and further written down upon sale in the second quarter of 2013. The Gotland Spirit was written down to its estimated fair value in the second quarter of 2013 and a gain was recognized upon its sale in the third quarter of 2013. The estimated fair value for each of these vessels was determined using appraised values.

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

The following table summarizes the net (loss) income from discontinued operations for the periods presented in the consolidated statements of income:

	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
Revenues	—	20,238	62,967

Voyage expenses	—	(682)	(16,201)
Vessel operating expenses	—	(3,903)	(14,286)
Depreciation and amortization	—	(1,236)	(5,267)
General and administrative	—	(479)	(1,178)
Write down and loss on sale of vessels	—	(18,465)	(7,675)

(Loss) income from vessel operations	—	(4,527)	18,360

Interest expense	—	(110)	(822)
Foreign currency exchange (loss) gain	—	(4)	2
Other (expense) income - net	—	(1)	28

Net (loss) income from discontinued operations	—	(4,642)	17,568

20.	Investment in Equity Accounted Joint Ventures and Advances to Joint Venture

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to the OOG-TK Libra GmbH & Co KG (or Libra JV), a joint venture with Odebrecht. The vessel is committed to a new FPSO unit conversion for the Libra field. The FPSO unit is scheduled to commence operations in early-2017 (see note 14f). In conjunction with the conversion project, the Libra JV entered into a $248 million loan facility. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.00% to 2.65%. The final payment under the loan facility is due October 2015. The Partnership has guaranteed its 50% share of the loan facility.

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht, which owns the Itajai FPSO unit (see note 11g). As of December 31, 2014, the Partnership had an advance of $5.2 million to the joint venture, which was subsequently repaid in early-2015.

As at December 31, 2014 and 2013, the Partnership had total investments of $55.0 million and $52.1 million, respectively, in joint ventures. No indicators of impairment existed at December 31, 2014.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

21.	Subsequent Events

a)

The Partnership has approved the acquisition of the Petrojarl Knarr FPSO unit (or the Petrojarl Knarr) from Teekay Corporation, subject to the unit completing certain operational tests and commencing its charter contract at full rate. The purchase price for the Petrojarl Knarr, which is based on a fully built-up cost of approximately $1.25 billion, is expected to be financed through the assumption of an existing $815 million long-term debt facility and up to $450 million of a combination of units issued and short-term credit financing from Teekay Corporation. The Partnership expects to complete the acquisition of the Petrojarl Knarr during the second quarter of 2015.

b)

In March 2015, the Partnership sold a 1997-built shuttle tanker, the Navion Svenita, for gross proceeds of $8.8 million. During 2014, the vessel was written down to its estimated fair value, using an appraised value. The Partnership will record a modest gain on sale of the vessel during the first quarter of 2015.