Form 20-F
period 2015-12-31
Teekay Offshore Partners L.P.
filed 2016-04-18
CIK 1382298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Telephone: (441) 298-2533

Fax: (441) 292-3931

(Contact information for company contact person)

Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Units	New York Stock Exchange
Series A Preferred Units	New York Stock Exchange
Series B Preferred Units	New York Stock Exchange
6.00% Notes due 2019	New York Stock Exchange

Securities registered or to be registered, pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

107,026,979 Common Units

6,000,000 Series A Preferred Units

5,000,000 Series B Preferred Units

10,438,413 Series C Preferred Units

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our distribution policy and our ability to make cash distributions on our units or any increases in quarterly distributions, and the temporary nature of our current reduced distribution level;

•	our future growth prospects, business strategy and other plans and objectives for future operations;

•	our liquidity needs, including our funding gaps for 2016 and 2017, and anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our ability to enter into new bank financings and to refinance existing indebtedness;

•

our ability to maintain and expand long-term relationships with major crude oil companies, including our ability to service fields until they no longer produce, and the negative impact of low oil prices on the likelihood of certain contract extensions;

•	the derivation of a substantial majority of revenue from a limited number of customers;

•	the results of our charter contract negotiations related to the Piranema Spirit FPSO unit;

•	the results of our discussions with Sevan Marine ASA regarding our acquisition of Logitel Offshore Pte. Ltd.;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into fixed-rate time charters and FPSO contracts with customers;

•	results of operations and revenues and expenses;

•	expected decreases in vessel operating expenses, including crewing costs;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market and spot tanker charter rates;

•	our competitive advantage in the shuttle tanker market;

•	the expected lifespan of our vessels;

•	the estimated sales price or scrap value of vessels;

•	our expectations as to any impairment of our vessels;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•

offers of shuttle tankers, floating storage and off-take (or FSO) units, or floating production, storage and offloading (or FPSO) units and related contracts from Teekay Corporation and our accepting such offers;

•	acquisitions from third parties and obtaining offshore projects, that we or Teekay Corporation bid on or may be awarded;

•

certainty of completion, estimated delivery, completion dates, intended financing and estimated costs for newbuildings, acquisitions and conversions, including the UMS, towage and shuttle tanker newbuildings, conversion of the Randgrid to an FSO unit to serve the Gina Krog oil and gas field, conversion of the Navion Norvegia to an FPSO unit to serve the Libra field and the upgrades of the Petrojarl I FPSO unit;

•	deferral of the delivery dates or cancellation of our UMS newbuildings;

•	expected employment and trading of older shuttle tankers;

•	payment of additional contingent consideration for our acquisitions of ALP and Logitel and the capabilities of the ALP vessels and UMS;

•	the expectations as to the chartering of unchartered vessels, including UMS and towage newbuildings and the HiLoad DP unit;

•	our expectations regarding competition in the markets we serve;

•	our entering into joint ventures or partnerships with companies;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	the duration of dry dockings;

•	the future valuation of goodwill;

•	our compliance with covenants under our credit facilities;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner;

•	the adequacy of our insurance coverage;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business, including the expected cost to install ballast water treatment systems on our vessels in compliance with IMO proposals;

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay Offshore Partners L.P. and its subsidiaries for the fiscal years 2011 through 2015, which have been derived from our audited consolidated financial statements.

The following tables should be read together with, and are qualified in their entirety by reference to, (a) Item 5. Operating and Financial Review and Prospects, included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm thereon (which are included herein), with respect to the consolidated financial statements for each of the fiscal years ended December 31, 2013 through 2015.

Occasionally we purchase vessels from Teekay Corporation. In October 2011, we acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit. In May 2013, we acquired from Teekay Corporation the Voyageur Spirit FPSO unit, along with its operations and charter contract. In July 2015, we acquired from Teekay Corporation the Petrojarl Knarr FPSO unit, along with its operations and charter contract.

These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements, prior to the date the interests in these vessels were actually acquired by us, are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements and the selected financial data and other financial information herein reflect these vessels and the results of operations of the vessels, referred to herein as the Dropdown Predecessor and the Knarr Companies, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on July 22, 2011 (Scott Spirit), April 13, 2013 (Voyageur Spirit) and March 9, 2015 (Petrojarl Knarr). Please read Item 18 – Financial Statements: Note 3 – Dropdown Predecessor.

We acquired the Peary Spirit on August 2, 2011. As this entity was considered a variable interest entity prior to its acquisition by us, our consolidated financial statements and selected financial information reflect the financial position, results of operations and cash flows of the Peary Spirit from October 1, 2010 to August 2, 2011. Subsequent to our acquisition of the entity which owns this vessel, this entity continues to be consolidated in our results as we hold voting control.

Our December 15, 2014, acquisition of the Petrojarl I FPSO unit from Teekay Corporation was deemed to be a transfer of net assets between entities under common control. Under this method, the carrying amount of net assets recognized in our balance sheets reflect the carrying values from the pre-acquisition balance sheet of Teekay Corporation, and no other assets or liabilities are recognized as a result of the transfer. The excess of the proceeds paid by us over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

		Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. Dollars, except per unit, unit and fleet data)
Income Statement Data:
Revenues	840,982	901,227	930,739	1,019,539	1,229,413

Income from vessel operations (1)	111,134	166,577	103,418	256,218	283,399
Interest expense	(35,929)	(47,508)	(62,855)	(88,381)	(122,838)
Interest income	659	1,027	2,561	719	633
Realized and unrealized (loss) gain on derivative instruments	(159,744)	(26,349)	34,820	(143,703)	(73,704)
Equity income	—	—	6,731	10,341	7,672
Foreign currency exchange gain (loss) (2)	1,500	(315)	(5,278)	(16,140)	(17,467)
Loss on bond repurchase	—	—	(1,759)	—	—
Other income - net	3,683	1,538	1,144	781	1,091
Income tax (expense) recovery	(6,679)	10,477	(2,225)	(2,179)	21,357

Net (loss) income from continuing operations	(85,376)	105,447	76,557	17,656	100,143
Net (loss) income from discontinued operations	(11,495)	17,568	(4,642)	—	—

Net (loss) income	(96,871)	123,015	71,915	17,656	100,143

Non-controlling and other interests in net (loss) income from continuing operations	7,601	12,885	62	37,036	68,937
Non-controlling and other interests in net (loss) income from discontinued operations	4,174	(1,772)	(452)	—	—
Limited partners’ interest:
Net (loss) income from continuing operations	(92,977)	92,562	76,495	(19,380)	31,206
Net (loss) income from continuing operations per common unit (basic and diluted) (3)	(1.49)	1.26	0.93	(0.22)	0.32
Net (loss) income from discontinued operations	(15,669)	19,340	(4,190)	—	—
Net (loss) income from discontinued operations per common unit (basic and diluted) (3)	(0.25)	0.26	(0.05)	—	—
Cash distributions declared per common unit	1.98	2.04	2.11	2.15	2.18

Balance Sheet Data (at end of year):
Cash and cash equivalents	179,934	206,339	219,126	252,138	258,473
Vessels and equipment (4)	2,585,586	2,454,623	3,089,582	3,183,465	4,743,619
Total assets (5)	3,132,506	3,042,625	3,786,700	3,917,837	5,744,166
Total debt (5)	2,016,853	1,758,866	2,349,590	2,408,596	3,363,874
Total equity	484,733	705,229	821,341	802,853	967,848
Common units outstanding	70,626,554	80,105,108	85,452,079	92,386,383	107,026,979
Preferred units outstanding (6)	—	—	6,000,000	6,000,000	21,438,413

Other Financial Data:
Net revenues (7)	743,398	790,744	827,096	906,999	1,131,407
EBITDA (8)	128,303	330,815	338,082	306,050	475,590
Adjusted EBITDA (8)	390,967	405,243	397,445	467,868	631,190
Expenditures for vessels and equipment	148,480	87,408	455,578	172,169	664,667

Fleet data:
Average number of shuttle tankers (9)	36.5	35.5	33.8	34.7	33.8
Average number of FPSO units (9)	2.1	3.0	4.2	5.2	7.8
Average number of conventional tankers (9)	10.6	6.0	5.2	4.0	3.9
Average number of FSO units (9)	5.2	5.0	5.8	6.0	6.6
Average number of towing vessels (9)	—	—	—	—	4.3
Average number of units for maintenance and safety (9)	—	—	—	—	0.9

(1)	Income from vessel operations includes, among other things, the following:

	Year Ended December 31,
	2011	2012	2013	2014	2015
(Write down) and gain (loss) on sale of vessels	(37,039)	(24,542)	(76,782)	(1,638)	(69,998)
Restructuring (charge) recovery	(3,924)	(1,115)	(2,607)	225	(568)

	(40,963)	(25,657)	(79,389)	(1,413)	(70,566)

(2)

The majority of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates, deferred income taxes and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the period. Foreign currency exchange gains and losses also include realized and unrealized gains and losses on our cross currency swaps.

(3)

Net (loss) income per common unit is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the Dropdown Predecessor, the non-controlling interests, our general partner’s interest and the distributions on our Series A, Series B and Series C preferred units, by the weighted-average number of common units outstanding during the period. We allocate the limited partners’ interest in net (loss) income, including both distributed and undistributed net (loss) income, between continuing operations and discontinued operations based on the proportion of net (loss) income from continuing and discontinuing operations to total net (loss) income.

(4)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation and (b) advances on newbuilding contracts and conversion costs.
(5)

Prior to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03), all debt issuance costs were presented as other non-current assets in our consolidated balance sheets. With the adoption of ASU 2015-03 we present debt issuance costs related to a debt liability as a direct deduction from the carrying amount of that debt liability in our consolidated balance sheets. As a result of adopting ASU 2015-03, total assets and total debt decreased by $12.2 million (December 31, 2011), $10.8 million (December 31, 2012), $19.4 million (December 31, 2013), $27.4 million (December 31, 2014) and $61.5 million (December 31, 2015).

(6)	Preferred units outstanding includes the Series A preferred units in 2013, 2014 and 2015 and the Series B and Series C preferred units in 2015.
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

	Year Ended December 31,
	2011	2012	2013	2014	2015
Revenues	840,982	901,227	930,739	1,019,539	1,229,413
Voyage expenses	(97,584)	(110,483)	(103,643)	(112,540)	(98,006)

Net revenues	743,398	790,744	827,096	906,999	1,131,407

(8)	EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

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

•

Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from the existing capitalization of us and other items such as dry-docking expenditures, deferred mobilization revenue and expenditure, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA and Adjusted EBITDA provide a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to common and preferred unitholders. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess our fundamental ability to generate cash sufficient to meet cash needs, including distributions on our common and preferred units.

Neither EBITDA nor Adjusted EBITDA, which are non-GAAP measures, should be considered as an alternative to net (loss) income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net (loss) income and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net (loss) income, and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of US dollars)
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net (loss) income”:
Net (loss) income from continuing operations	(85,376)	105,447	76,557	17,656	100,143
Depreciation and amortization	171,730	189,364	199,006	198,553	274,599
Interest expense, net of interest income	35,270	46,481	60,294	87,662	122,205
Income tax expense (recovery)	6,679	(10,477)	2,225	2,179	(21,357)

EBITDA	128,303	330,815	338,082	306,050	475,590

Write down and loss (gain) of sale of vessels	37,039	24,542	76,782	1,638	69,998
Restructuring charge (recovery)	3,924	1,115	2,607	(225)	568
Unrealized loss (gain) on derivative instruments	107,860	(39,538)	(91,837)	180,156	51,072
Realized loss on interest rate swaps	58,475	58,596	94,848	55,588	71,617
Foreign exchange (gain) loss(i)	(3,081)	11,015	(33,318)	(77,813)	(44,267)
Loss on bond repurchase	—	—	1,759	—	—
Amortization of in-process revenue contracts	(1,075)	(12,634)	(12,704)	(12,744)	(12,745)
Adjustments relating to equity income(ii)	—	—	6,057	15,218	19,357
Adjustments relating to discontinued operations(iii)	59,522	31,332	15,169	—	—

Adjusted EBITDA	390,967	405,243	397,445	467,868	631,190

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	254,162	267,494	255,387	160,186	371,221
Expenditures for dry docking	26,407	19,122	19,332	36,221	13,060
Interest expense, net of interest income	35,270	46,481	60,294	87,662	122,205
Current income tax expense (recovery)	7,293	(1,669)	75	1,290	1,650
Realized loss on interest rate swaps	58,475	58,596	94,848	55,588	71,617
Equity income, net of dividends received	—	—	6,731	(6,462)	(171)
Change in working capital	11,296	17,447	(51,999)	111,484	(25,903)
Restructuring charge (recovery)	3,924	1,115	2,607	(225)	568
Loss on bond repurchase	—	—	1,759	—	—
Deferred mobilization revenue and costs	—	—	5,051	10,905	38,938
Realized (gain) loss on cross currency swaps	(2,882)	(2,992)	(8,363)	1,992	10,140
Other, net	(3,946)	(1,173)	5,556	(5,991)	8,508
Adjustments relating to equity income(ii)	—	—	6,057	15,218	19,357
Interest expense, net of interest income related to discontinued operations(iii)	968	822	110	—	—

Adjusted EBITDA	390,967	405,243	397,445	467,868	631,190

(i)

Foreign exchange (gain) loss excludes the unrealized loss of $61.7 million in 2015 (2014 – loss of $94.0 million, 2013 – loss of $38.6 million, 2012 – gain of $10.7 million and 2011 – loss of $1.6 million) on cross currency swaps, which is incorporated in unrealized loss (gain) on derivative instruments in the table.

(ii)	Adjustments relating to equity income from our equity accounted joint ventures are as follows:

	Year Ended December 31,
	2011	2012	2013	2014	2015

Depreciation and amortization	—	—	4,239	8,085	8,356
Interest expense, net of interest income	—	—	2,715	3,837	4,234
Income tax (recovery) expense	—	—	(184)	(33)	161
Unrealized (gain) loss on derivative instruments	—	—	(2,302)	410	4,137
Realized loss on interest rate swaps	—	—	1,589	2,919	2,469

Adjustments relating to equity income	—	—	6,057	15,218	19,357

(iii)	Adjustments relating to our discontinued operations are as follows:

	Year Ended December 31,
	2011	2012	2013	2014	2015

Net (loss) income from discontinued operations	(11,495)	17,568	(4,642)	—	—
Depreciation and amortization	15,980	5,267	1,236	—	—
Interest expense, net of interest income	968	822	110	—	—
Write down and loss on sale of vessels	54,069	7,675	18,465	—	—

Adjustments relating to discontinued operations	59,522	31,332	15,169	—	—

(9)

Average number of vessels consists of the average number of owned and chartered-in vessels that were in our possession during the period, including the Dropdown Predecessor and those in discontinued operations. For 2015 and 2014 this includes two FPSO units, and for 2013 one FPSO unit, in equity accounted joint ventures at 100%.

Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our 6.00% notes due 2019 (the Notes) and common and preferred units. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay interest, principal or distributions on, and the trading price of our Notes and common and preferred units.

Our cash flow depends substantially on the ability of our subsidiaries to make distributions to us.

The source of our cash flow includes cash distributions from our subsidiaries. The amount of cash our subsidiaries can distribute to us principally depends upon the amount of cash they generate from their operations, which may fluctuate from quarter to quarter based on, among other things:

•

the rates they obtain from their charters, voyages and contracts of affreightment (whereby our subsidiaries carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time);

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

•	the rates, if any, at which our subsidiaries may be able to redeploy vessels, particularly FPSO units, after they complete their charters or contracts and are redelivered to us;

•	the rates, if any, and ability, at which our subsidiaries may be able to contract our newbuilding vessels, including our newbuilding units for maintenance and safety (or UMS) and towage vessels;

•	delays in the delivery of any newbuildings or vessels undergoing conversion or upgrades and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of business.

The actual amount of cash our subsidiaries have available for distribution also depends on other factors such as:

•	the level of their capital expenditures, including for maintaining vessels or converting existing vessels for other uses and complying with regulations;

•	their debt service requirements and restrictions on distributions contained in their debt agreements;

•	fluctuations in their working capital needs;

•	their ability to make working capital borrowings; and

•

the amount of any cash reserves, including reserves for future maintenance capital expenditures, working capital and other matters, established by the board of directors of our general partner at its discretion.

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

Our ability to distribute to our unitholders any cash we may receive from our subsidiaries is or may be limited by a number of factors, including, among others:

•	interest expense and principal payments on any indebtedness we incur;

•	distributions on any preferred units we have issued or may issue;

•	capital expenditures related to committed projects;

•	changes in our cash flows from operations;

•	restrictions on distributions contained in any of our current or future debt agreements;

•	fees and expenses of us, our general partner, its affiliates or third parties we are required to reimburse or pay, including expenses we incur as a result of being a public company; and

•

reserves the board of directors of our general partner believes are prudent for us to maintain for the proper conduct of our business or to provide for future distributions, including reserves for future capital expenditures and for anticipated future credit needs.

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

In determining the amount of cash available for distribution, the board of directors of our general partner, in making the determination on our behalf, approves the amount of cash reserves to set aside, including reserves for future capital expenditures, anticipated future credit needs, working capital and other matters. We also rely upon external financing sources, including commercial borrowings and proceeds from debt and equity offerings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing for our capital expenditures and debt repayment obligations. As a result, effective for the quarterly distribution for the fourth quarter of 2015, we have temporarily reduced our quarterly cash distributions per common unit to $0.11 from $0.56, and our near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations with cash flows from operations rather than pursuing additional growth projects. It is uncertain when the energy and capital markets will normalize and when, if at all, the board of directors of our general partner may increase quarterly cash distributions on our common units.

Current market conditions limit our access to capital and our growth.

We have relied primarily upon bank financing and debt and equity offerings to fund our growth. Current depressed market conditions generally in the energy sector and for master limited partnerships have significantly reduced our access to capital, particularly equity capital. Debt financing or refinancing may not be available on acceptable terms, if at all. Issuing additional common equity given current market conditions would be highly dilutive and costly. Lack of access to debt or equity capital at reasonable rates will adversely affect our growth prospects and our ability to refinance debt, make payments on our Notes and make distributions to our unitholders.

Our ability to repay or refinance our debt obligations and to fund our capital expenditures and estimated funding gaps will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures with cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage may increase or our unitholders may be diluted. Our business may be adversely affected if we need to access other sources of funding.

To fund our existing and future debt obligations and capital expenditures, we will be required to use cash from operations, incur borrowings, raise capital through the sale of assets or ownership interests in certain assets or joint venture entities, debt or additional equity securities and/or seek to access other financing sources. Our access to draw on committed funding sources, potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

If we are unable to access additional bank financing and generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•	seeking to restructure our debt;

•	seeking additional debt or equity capital;

•	selling additional assets or equity interests in certain assets or joint ventures;

•	further reducing cash distributions;

•	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or

•	seeking bankruptcy protection.

Such measures might not be successful, and additional debt or equity capital may not be available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of such measures may adversely affect our business and reputation. In addition, our credit agreements may restrict our ability to implement some of these measures.

Use of cash from operations for capital purposes will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions in general. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our quarterly distributions to unitholders.

Our primary liquidity needs for 2016 and 2017 are to make payments for existing, committed capital expenditures and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly distributions on our outstanding common and preferred units, operating expenses and dry docking expenditures and funding general working capital requirements. We anticipate that our primary sources of funds for 2016 and 2017 will be cash flows from operations, bank debt and proceeds from the sale of certain assets. However, we currently estimate cash flow gaps of approximately $250 million in 2016 and $90 million in 2017. These cash flow gaps represent the difference between (a) cash inflows from cash flow from vessel operations, dividends from our equity accounted joint ventures and borrowings under committed and anticipated debt financings and refinancings and (b) cash outflows for expected capital expenditures, equity investments in joint ventures, secured and unsecured debt repayments, interest expense and anticipated distributions on our common and preferred units. In addition, we are required to pay $172.3 million upon delivery of our second UMS newbuilding, which currently is scheduled for late-2016; however, we are seeking to further delay or cancel the delivery of this unit. The cash flow gaps do not take into account utilizing our liquidity balance of $282.7 million at December 31, 2015, which comprises of unrestricted cash and undrawn revolvers. For debt covenant purposes, we need to maintain a minimum liquidity balance of 5% of total consolidated debt, which was approximately $175 million as at December 31, 2015.There can be no assurance that we will be able to fill these cash flow gaps.

We have limited current liquidity.

As at December 31, 2015, we had total liquidity of $282.7 million, consisting of $258.5 million of cash and cash equivalents and $24.2 million of undrawn long-term borrowings under our revolving credit facilities, subject to limitations in the credit facilities. As at December 31, 2015, we had a working capital deficit of $490.0 million. Our limited availability under existing credit facilities and our current working capital deficit could limit our business, ability to meet our financial obligations and growth prospects. We expect to manage our working capital deficit primarily with net operating cash flow and other funding initiatives, including securing debt financing on our under-levered and unmortgaged assets, entering into sale-leaseback transactions, divesting assets, issuing hybrid or other equity securities, reducing our capital expenditures relating to existing projects, accessing the unsecured bond markets and seeking loans from our sponsor, Teekay Corporation. However, there can be no assurance that any such funding will be available to us on acceptable terms, if at all.

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

In addition, actual maintenance capital expenditures vary significantly from quarter to quarter based on the number of vessels dry docked during that quarter. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, maintenance capital expenditures will typically increase in periods when there is an increase in the number of vessels dry docked. Significant maintenance capital expenditures reduce the amount of cash that we have available to make payments on our Notes and for distribution to our unitholders.

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

We require substantial capital expenditures and generally are required to make significant installment payments for acquisitions of newbuilding vessels or for the conversion of existing vessels prior to their delivery and generation of revenue.

Currently, the total cost for an Aframax or Suezmax-size shuttle tanker is approximately $90 to $125 million, the cost of an FSO unit is approximately $50 to $250 million and the cost of an FPSO unit is approximately $200 million to $3 billion, although actual costs vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards. The total cost of our newbuilding UMS is approximately $175 to $195 million per unit and the cost of our newbuilding towing and offshore installation vessel is approximately $55 to $60 million per vessel.

We and Teekay Corporation regularly evaluate and pursue opportunities to provide marine transportation services and offshore oil production and storage services for new or expanding offshore projects. Under an omnibus agreement that we have entered into in connection with our initial public offering, Teekay Corporation is required to offer to us, certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and pursue direct acquisitions from third parties and new offshore projects. Neither we nor Teekay Corporation may be awarded charters or contracts of affreightment relating to any of the projects we pursue or it pursues, and we may choose not to purchase the vessels Teekay Corporation is required to offer to us under the omnibus agreement. If we elect pursuant to the omnibus agreement to obtain Teekay Corporation’s interests in any projects Teekay Corporation may be awarded, or if we bid on and are awarded contracts relating to any offshore project, we will need to incur significant capital expenditures to buy Teekay Corporation’s interest in these offshore projects or to build the offshore units.

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

Our substantial capital expenditures may reduce our cash available for payments on our Notes and distribution to our unitholders. Funding of any capital expenditures with debt may significantly increase our interest expense and financial leverage, and funding of capital expenditures through issuing additional equity securities may result in significant unitholder dilution. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make payments on our Notes and cash distributions.

Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other business opportunities and paying distributions to you.

As at December 31, 2015, our total debt was approximately $3.4 billion and we had the ability to borrow an additional $24.2 million under our revolving credit facilities, subject to limitations in the credit facilities. We plan to increase our total debt relating to our towing, UMS and shuttle tanker newbuildings and FPSO/FSO conversion projects. If we are awarded contracts for additional offshore projects or otherwise acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under these or future credit facilities. Our level of debt could have important consequences to us, including:

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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as further reducing cash distributions, reducing, cancelling or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, seeking to restructure or refinance our debt, seeking additional debt or equity capital or seeking bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

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

Four of our revolving credit facilities are guaranteed by us and certain of our subsidiaries for all outstanding amounts and contain covenants that require us to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of at least $75.0 million and 5.0% of the our total consolidated debt. One revolving credit facility is guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 18 of our vessels, together with other related security. The ability of Teekay Corporation or us to comply with covenants and restrictions contained in debt instruments may be affected by events beyond their or our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion or all of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. This could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. Neither Teekay Corporation nor we might have, or be able to obtain, sufficient funds to make these accelerated payments.

Obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. We have one revolving credit facility and four term loans that require us to maintain vessel values to drawn principal balance ratio of a minimum range of 113% to 125%. As at December 31, 2015, these ratios ranged from 126% to 212%. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. Changes in the conventional or shuttle tanker, towing, UMS or FPSO markets could negatively affect our compliance with these ratios.

At December 31, 2015, we and Teekay Corporation were in compliance with all covenants in the credit facilities and long-term debt.

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

We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Royal Dutch Shell Plc (or Shell, formerly BG Group Plc), Petroleo Brasileiro S.A. (or Petrobras), Statoil ASA (or Statoil) and E.ON Ruhrgas UK GP Limited (or E.ON) accounted for approximately 26%, 18%, 11% and 11%, respectively, of our consolidated revenues from continuing operations during 2015. Petrobras, Statoil, E.ON and Repsol S.A. accounted for approximately 22%, 19%, 12% and 11%, respectively, of our consolidated revenues from continuing operations during 2014. Petrobras, Statoil and Repsol S.A. accounted for approximately 25%, 20% and 13%, respectively, of our consolidated revenues from continuing operations during 2013. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods. Please read “Item 18 – Financial Statements: Note 5 – Segment Reporting.”

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

In addition, in October 2015, Sevan issued a press release indicating that certain individuals who have left Sevan may have made improper payments to Petrobras between 2005 and 2008 in order to obtain vessel contracts from Petrobras, including the existing contract for the Sevan Piranema FPSO unit, which unit and contract we acquired from Sevan in November 2011 and renamed Piranema Spirit. If it is determined that the Piranema Spirit FPSO contract was illegally obtained by Sevan, in addition to any penalties that could be assessed by the authorities, Petrobras may seek to terminate the contract or may seek damages relating to the arrangement, and any dispute with Petrobras may adversely affect our relationship with Petrobras. There is no assurance that we will be able to offset any losses through claims against Sevan.

We could lose a customer or the benefits of a contract if:

•	the customer fails to make payments because of its financial inability, disagreements with us or otherwise;

•	we agree to reduce the payments due to us under a contract because of the customer’s inability to continue making the original payments;

•	the customer exercises certain rights to terminate the contract; or

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the contract.

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

Our ability to compete for offshore oil marine transportation, processing, offshore accommodation, support for maintenance and modification projects, towing and offshore installation and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Corporation or our joint venture partners and their reputation and relationships in the shipping industry. If Teekay Corporation or our joint venture partners suffer material damage to their reputation or relationships, it may harm the ability of us or other subsidiaries to:

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

In January 2015, Teekay Offshore, through its 50/50 joint venture with Odebrecht Oil & Gas S.A. (or Odebrecht), finalized the contract with Petrobras to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract will be serviced by a new FPSO unit being converted from Teekay Offshore’s 1995-built shuttle tanker, the Navion Norvegia. The converted unit is scheduled to commence operations in early-2017 under a 12-year firm period fixed-rate contract with Petrobras and its international partners. Senior Odebrecht S.A. personnel have been implicated in corruption charges related to improper payments to Brazilian politicians and political parties. Any adverse effect of these charges on Odebrecht may harm our growth prospects and results of operations and inhibit the near-term ability of our joint venture with Odebrecht to drawdown on its existing loan facility to fund the Libra FPSO conversion.

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

•

lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels, in particular FPSO units, following expiration or termination of existing contracts or upon the initial chartering of vessels, or which may result in extended periods of our vessels being idle between contracts;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, failing to extend or renew contracts upon expiration, or seeking to negotiate cancelable contracts;

•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

Our growth depends on continued growth in demand for offshore oil transportation, processing and storage services, offshore accommodation, and towing and offshore installation services.

Our growth strategy focuses on expansion in the shuttle tanker, FSO, FPSO, UMS and towing sectors. Accordingly, our growth depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

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

•

negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth. Reduced demand for offshore marine transportation, processing, storage services, offshore accommodation or towing and offshore installation services would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

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

The rate of oil production at fields we service may decline from existing levels. If such a reduction occurs, the spot market rates in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment. We have an annual adjustment (within a specified range) to the daily base hire rate under the Voyageur Spirit FPSO operations contract based on our operating performance. E.ON may terminate the Voyageur Spirit operations contract if the Huntington field does not yield sufficient revenues, although there is a significant termination fee. Low spot market rates for the shuttle tankers or any idle time prior to the commencement of a new contract or our inability to redeploy any of our FPSO units at an acceptable rate may have an adverse effect on our business and operating results.

The duration of many of our shuttle tanker, FSO and FPSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.

Many of our shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates or the field is abandoned for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker, FSO and FPSO contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our cash flow and our ability to make payments on our Notes and cash distributions.

The redeployment risk of FPSO units is high given their lack of alternative uses and significant costs.

FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. These factors increase the redeployment risk of FPSO units. Unless extended, five of our FPSO production service agreements will expire during the next five years. Our clients may also terminate certain of our FPSO production service agreements prior to their expiration under specified circumstances. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

Future adverse economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.

Commencing in 2007 and 2008, the global economy experienced an economic downturn and crisis in the global financial markets that produced illiquidity in the capital markets, market volatility, and increased exposure to interest rate and credit risks and reduced access to capital markets. Additionally, more recently, global crude oil prices have significantly declined since mid-2014 and this has adversely affected energy and master limited partnership capital markets and available sources of financing. If there is continued economic instability in the future, we may continue to face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities. This decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

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

Our recontracting of existing vessels and our future growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into additional long-term, fixed-rate time charters and contracts of affreightment, including the redeployment of our assets as their current charter contracts expire. The process of obtaining new long-term time charters and contracts of affreightment is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shuttle tanker, FSO, FPSO, towing and offshore installation vessel and UMS contracts are awarded based upon a variety of factors relating to the vessel operator, including:

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

We expect competition for providing services for potential offshore projects from other experienced companies, including state-sponsored entities. Our competitors may have greater financial resources than us. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make payments on our Notes and cash distributions.

Delays in the operational start-up of FPSO units, deliveries of newbuilding vessels or of conversions or upgrades of existing vessels could harm our operating results.

The operational start-up of FPSO units, the completion of final performance tests of FPSO units, or the deliveries of any newbuildings or vessel conversions or upgrades we may order or undertake could be delayed, which would delay our receipt of revenues under the charters or other contracts related to the units or vessels. In addition, under some charters we may enter into, if the operational start-up or our delivery of the newbuilding or converted vessel to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for substantial liquidated damages.

The operational start-up of FPSO units or completion and deliveries of newbuildings or of vessel conversions or upgrades could be delayed because of:

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

If the operational start-up of an FPSO unit or the delivery of a vessel or of a conversion is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make payments on our Notes and cash distributions.

Charter rates for towing and offshore installation vessels and conventional oil tankers may fluctuate substantially over time and may be lower when we are attempting to charter our towing and offshore installation vessels and charter our conventional oil tankers, which could adversely affect operating results. Any changes in charter rates for shuttle tankers, FSO or FPSO units and UMS could also adversely affect redeployment opportunities for those vessels.

Our ability to charter our towing and offshore installation vessels will depend, among other things, the state of the towage market. Towage contracts are highly competitive and are based on the level of projects undertaken by the customer base. Our ability to charter our conventional oil tankers will depend upon, among other things, the state of the conventional tanker market. Conventional oil tanker trades are highly competitive and rates fluctuate significantly. There also exists some volatility in charter rates for shuttle tankers, FSO and FPSO units and UMS, which could affect our ability to charter or recharter these vessels at acceptable rates, if at all.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for shuttle tankers, FSO and FPSO units, towing and offshore installation vessels and UMS units can fluctuate substantially over time due to a number of different factors, including:

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

•	a decrease in oil reserves in the fields and other fields in which our FPSO units or other vessels might otherwise be deployed.

Vessel values may decline from existing levels. If the operation of a vessel is not profitable, or if we cannot re-deploy a vessel at attractive rates upon termination of its contract, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.

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

Our growth strategy includes selectively acquiring existing shuttle tankers, FSO and FPSO units, towing and offshore installation vessels and UMS, businesses that own or operate these types of vessels or businesses that provide services to the offshore oil and gas industry. Historically, there have been very few purchases of existing vessels and businesses in the FSO and FPSO segments. Factors that may contribute to a limited number of acquisition opportunities for FSO units and FPSO units in the near term include the relatively small number of independent FSO and FPSO fleet owners. In addition, competition from other companies, many of which have significantly greater financial resources than do we or Teekay Corporation, could reduce our acquisition opportunities or cause us to pay higher prices. We entered the long-haul ocean towage and offshore installation services business and the floating accommodation service business through our acquisitions of ALP Maritime Services B.V. (or ALP) and Logitel Offshore Holding AS (or Logitel) in 2014.

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

We may not be successful in our entry into new markets, which may have competitive dynamics that differ from markets in which we already participate, and we may be unsuccessful in gaining acceptance in these markets from customers or competing against other companies with more experience or larger fleets or resources in these markets. We also may not be successful in employing the HiLoad DP unit on contracts sufficient to recover our investment in the unit.

Our and many of our customers’ substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

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

Marine transportation and oil production is inherently risky, particularly in the extreme conditions in which many of our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.

Vessels and their cargoes and oil production facilities we service are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

A portion of our shuttle tanker fleet and the Petrojarl Varg, Voyageur Spirit and Petrojarl Knarr FPSO units operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills, or mechanical failures.

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

The operation of shuttle tankers, conventional oil tankers, FSO and FPSO units, towing and offshore installation vessels and UMS, is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. In addition, all but one of our vessels, the Petrojarl Knarr FPSO unit, are not insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster or natural disaster could exceed the insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks or political change may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage.

We may experience operational problems with vessels that reduce revenue and increase costs.

Shuttle tankers, FSO and FPSO units, towing and offshore installation vessels and UMS are complex and their operations are technically challenging. Marine transportation and oil production operations are subject to mechanical risks and problems as well as environmental risks. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and operating results.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks, piracy and the current or future conflicts in the Middle East and elsewhere, and political change may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services, impact on our operations and our ability to conduct business.

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and our vessels could be targets of pirates, hijackers, terrorists or warlike operations. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate the charters and impact the use of shuttle tankers under contracts of affreightment, towing and offshore installation vessels under voyage charters and FPSO units under FPSO contracts, which would harm our cash flow and business.

Acts of piracy on ocean-going vessels have continued to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

We currently are paid partly in Norwegian Kroner under some of our time charters and FPSO contracts. In addition, we and our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us administrative services and to our operating subsidiaries managerial, operational and administrative services. Under the services agreements, the applicable subsidiaries of Teekay Corporation are paid in U.S. Dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroner. Fluctuating exchange rates may result in increased payments by us under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner. We have entered into foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest payments on our Norwegian Kroner bonds.

Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of Teekay Corporation’s seafarers that crew certain of our vessels and Norwegian-based onshore operational staff that provide services to us are employed under collective bargaining agreements. Teekay Corporation may become subject to additional labor agreements in the future. Teekay Corporation may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff and higher compensation levels will increase our costs of operations. Although these negotiations have not caused labor disruptions in the past, any future labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition.

Teekay Corporation and certain of our joint venture partners may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for its employees and crew.

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

•

acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly-traded company that engages in, acquires or invests in any business that owns or operates or charters Offshore Vessels and related time charters and contracts of affreightment; or

•	provide ship management services relating to owning, operating or chartering Offshore Vessels and related time charters and contracts of affreightment.

If there is a change of control of Teekay Corporation or of the general partner of Teekay LNG Partners L.P., the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make payments on our Notes and cash distributions.

Our general partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.

As at December 31, 2015, Teekay Corporation indirectly owns the 2.0% general partner interest and a 35.7% limited partner interest in us and controls our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our general partner are directors or officers of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

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

•

the Chief Executive Officer, the Chief Financial Officer and director of our general partner, as well as another two directors of our general partner, also serve as officers, management or directors of Teekay Corporation and, for two of such individuals, the general partner of Teekay LNG Partners L.P. and one of such individuals is a director of Teekay Tankers Ltd.;

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

Our general partner’s officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our partners. However, the Chief Executive Officer, the Chief Financial Officer and all of the non-independent directors of our general partner also serve as officers, management or directors of Teekay Corporation and/or other affiliates of Teekay Corporation. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation or its other affiliates, on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income,” or (b) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10 – Additional Information – Material U.S. Federal Income Tax Considerations”) held units, such U.S. Holder would face adverse tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read Item 10 – Additional Information: Material U.S. Federal Income Tax Considerations –- United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification.

We may be subject to taxes, which reduces our Cash Available for Distribution to partners.

We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, Teekay Corporation indirectly owns less than 50% of the value of our outstanding units and therefore we believe that we do not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code and our U.S. source income is subject to taxation under Section 887 of the Code. The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control.

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

We intend that our affairs and the business of each of our subsidiaries is conducted and operated in a manner that minimizes foreign income taxes which may be imposed upon unitholders as a result of owning our units. However, there is a risk that unitholders will be subject to tax in one or more countries, including Canada, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. If unitholders are subject to tax in any such country, unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to unitholders. The United States may not allow a tax credit for any foreign income taxes that unitholders directly or indirectly incur. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for unitholders.

Item 4. Information on the Partnership

A. Overview, History and Development

Overview and History

We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a portfolio manager and project developer in the marine midstream space. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and our controlled affiliates to pursue growth opportunities in this market. As of December 31, 2015, Teekay Corporation, which owns and controls our general partner, owned 35.7% of our limited partner interests.

Please see Item 5. Operating and Financial Review and Prospects – Management Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments for recent acquisitions and developments.

As of December 31, 2015, our fleet consisted of:

•

Shuttle Tankers. Our shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, and one shuttle tanker and one HiLoad Dynamic Positioning (or DP) unit in lay-up. Of these 36 shuttle tankers, six were owned through 50%-owned subsidiaries, one through a 67%-owned subsidiary and three were chartered-in. The remaining vessels are owned 100% by us. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. The average term of the contracts of affreightment, weighted based on vessel years, is 2.9 years. The time charters and bareboat charters have an average remaining contract term of approximately 4.1 years. As of December 31, 2015, our shuttle tanker fleet had a total cargo capacity of approximately 4.5 million deadweight tonnes (or dwt), representing approximately 36% of the total tonnage of the world shuttle tanker fleet.

•

FPSO Units. Our FPSO fleet consisted of six units, of which we have 100% ownership interests in, one of which is currently undergoing upgrades at the Damen Shipyard in the Netherlands, and two FPSO units, of which we have 50% ownership interests in, one of which is currently undergoing a conversion into an FPSO unit for operation in the Libra field in offshore Brazil. The remaining six units are operating under FPSO contracts with major energy companies in the North Sea and Brazil. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. The FPSO contracts, including the contracts relating to the two FPSO units currently undergoing an upgrade and a conversion, have an average remaining term of approximately 4.6 years. As of December 31, 2015, our FPSO units had a total production capacity of approximately 0.4 million barrels of oil per day, including the expected capacity of the two units currently undergoing an upgrade and a conversion.

•

FSO Units. Our FSO fleet consisted of six units, of which we have 100% ownership interest in and includes one vessel which is currently undergoing conversion into an FSO unit, and one unit of which we have 89% ownership interests in. All of our FSO units operate under fixed-rate contracts, with an average remaining term of approximately 4.4 years. As of December 31, 2015, our FSO units had a total cargo capacity of approximately 0.8 million dwt, including the expected capacity of the unit currently undergoing conversion.

•

Conventional Tankers. We had two Aframax conventional crude oil tankers, of which, one vessel operated under a fixed-rate time charter with Teekay Corporation, and the other operated in the spot conventional tanker market. We had 100% ownership in both vessels. As of December 31, 2015, both vessels were classified as held for sale on our consolidated balance sheets due to the sale of these vessels in March 2016. As part of the sale, we chartered-in these vessels for a period of 3 years each, both with an additional one-year extension option One vessel is fixed on a two-year time-charter-out and the other vessel is trading in the spot conventional tanker market. As of December 31, 2015, our conventional tankers had a total cargo capacity of approximately 0.2 million dwt.

•

Towing and offshore installation vessels. Our long-distance towing and offshore installation fleet consisted of six on-the-water vessels and four ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver during 2016. We have 100% ownership interests in all our towing and offshore installation vessels. All of our delivered towing and offshore installation vessels operate on voyage-charter towage contracts.

•

UMS: We have one operational UMS, the Arendal Spirit, and two newbuildings, which are currently scheduled to deliver in late-2016 and, subject to our exercise of a deferred delivery option, mid-2019, respectively. The Arendal Spirit operates on a fixed-rate time-charter contract with a remaining term of approximately 2.5 years. We are currently negotiating a three-year extension of the time-charter contract with the charterer of the Arendal Spirit in exchange for a reduction in the current charter rate. We may decide to cancel or further defer the delivery of the second UMS as well as conclude on the deferral of, or cancel, the third UMS. We have 100% ownership interests in all of these UMS.

We were formed under the laws of the Republic of The Marshall Islands as Teekay Offshore Partners L.P. and maintain our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.

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

As of December 31, 2015, there were approximately 112 vessels in the world shuttle tanker fleet (including 24 newbuildings), the majority of which operate in the North Sea and Brazil. Shuttle tankers also operate off the East Coast of Canada and in the U.S. Gulf. As of December 31, 2015, we owned 33 shuttle tankers (including the HiLoad DP unit), in which our ownership interests ranged from 50% to 100%, and chartered-in an additional three shuttle tankers. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, SCF Group, Viken Shipping and AET, which as of December 31, 2015 controlled fleets ranging from 5 to 26 shuttle tankers each. We believe that we have competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea, Brazil and our recent entry into the East Coast of Canada.

The following tables provide additional information about our shuttle tankers as of December 31, 2015:

Vessel	Capacity (dwt)	Built	Ownership	Positioning System	Operating Region	Contract Type (1)	Charterer	Contract End Date

Scott Spirit	109,300	2011	100%	DP2	North Sea	CoA	Chevron, Hess, ENI, Draugen Transport, BP, ConocoPhillips, Total, Talisman, Nexen, Dana Petroleum, Shell, Statoil, OMV, Maersk Oil, Wintershall, Idemitsu, Rwe-Dea, E.ON Ruhrgas, Det Norske Oljeselslcap, Lundin, PGING, Itacha, Enquest, Premier, TAQA (9)
Amundsen Spirit	109,300	2010	100%	DP2	North Sea	CoA
Stena Natalita	108,100	2001	50%(6)	DP2	North Sea	CoA
Navion Oslo	100,300	2001	100%	DP2	North Sea	CoA
Navion Oceania	126,400	1999	100%	DP2	North Sea	CoA
Navion Scandia	126,700	1998	100%	DP2	North Sea	CoA
Aberdeen	87,100	1996	In-chartered (until December 2016)	DP	North Sea	CoA
Samba Spirit	154,100	2013	100%	DP2	Brazil	Time charter	Shell	June 2023
Lambada Spirit	154,000	2013	100%	DP2	Brazil	Time charter	Shell	August 2023
Bossa Nova Spirit	155,000	2013	100%	DP2	Brazil	Time charter	Shell	November 2023
Sertanejo Spirit	155,000	2013	100%	DP2	Brazil	Time charter	Shell	January 2024
Peary Spirit	109,300	2011	100%	DP2	North Sea	Time charter	Statoil (10)
Nansen Spirit	109,300	2010	100%	DP2	North Sea	Time charter	Statoil (10)
Stena Alexita	127,000	1998	50%(6)	DP2	North Sea	Time charter	Statoil (10)
Heather Knutsen (2)	148,600	2005	In-chartered (until December 2017)	DP2	Canada	Time charter	ExxonMobil, Canada Hibernia, Chevron, Husky, Mosbacher, Murphy, Nalcor, Statoil, Suncor (9)	December 2017
Jasmine Knutsen (2)	148,600	2005	In-chartered (until April 2018)	DP2	Canada	Time charter		April 2018
Navion Hispania (2)	126,200	1999	100%	DP2	Canada	Time charter		April 2018
Stena Sirita	126,900	1999	50%(6)	DP2	North Sea	Time charter	Esso	September 2015
Navion Anglia	126,400	1999	100%	DP2	Brazil	Time charter	Petrobras	June 2016
Navion Britannia (3)	124,200	1998	100%	DP2	North Sea	Time charter	Taqa Bratani Limited	December 2016
Navion Gothenburg	152,200	2006	50%(6)	DP2	Brazil	Bareboat	Petrobras (11)	July 2020
Nordic Brasilia	151,300	2004	100%	DP	Brazil	Bareboat	Petrobras (11)	July 2017
Nordic Rio	151,300	2004	50%(6)	DP	Brazil	Bareboat	Petrobras (11)	July 2017
Navion Stavanger	148,700	2003	100%	DP2	Brazil	Bareboat	Petrobras (11)	July 2019
Petroatlantic	93,000	2003	100%	DP2	North Sea	Bareboat	Teekay Corporation	March 2016
Petronordic	93,000	2002	100%	DP2	North Sea	Bareboat	Teekay Corporation	March 2016
Nordic Spirit	151,300	2001	100%	DP	Brazil	Bareboat	Petrobras (11)	April 2018
Stena Spirit	151,300	2001	50%(6)	DP	Brazil	Bareboat	Petrobras (11)	July 2018
Navion Bergen	105,600	2000	100%	DP2	Brazil	Bareboat	Petrobras (11)	April 2020
Navion Europa	130,300	1995	67%(7)	DP	North Sea	Spot (8)
Navion Marita	103,900	1999	100%	DP	Far-East	Spot
HiLoad DP Unit (4)	n/a	2010	100%	DP	Canary Islands	Lay-up
Navion Torinita (5)	106,900	1992	100%	DP2		Lay-up
ECC 1 (2)	155,000	2017	100%	DP2		Newbuilding
ECC 2 (2)	155,000	2017	100%	DP2		Newbuilding
ECC 3 (2)	155,000	2018	100%	DP2		Newbuilding

Total capacity	4,535,600

(1)	“CoA” refers to contracts of affreightment.
(2)

“ECC” refers to East Coast of Canada. These three newbuildings are expected to be delivered in the fourth quarter of 2017 through the first half of 2018. These newbuildings will replace the three existing vessels servicing the East Coast of Canada, including two third-party owned vessels chartered-in to us, and continue on the existing time-charter contracts until June 2030.

(3)	The vessel is capable of loading from a submerged turret loading buoy.
(4)	Self-propelled DP system that attaches to and keeps conventional tankers in position when loading from offshore installations.
(5)	The Navion Torinita was sold in January 2016.
(6)	Owned through a 50% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative ownership.
(7)	The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions.
(8)	The Navion Europa is operating on short-term projects.
(9)	Not all of the contracts of affreightment or time charter customers utilize every ship in the contract of affreightment or time charter fleet.
(10)

Under the terms of a master agreement with Statoil, the vessels are chartered under individual fixed-rate annually renewable time-charter contracts. The number of vessels may be adjusted annually based on the requirements of the fields serviced. It is expected that between one and three vessels will be required by Statoil annually. Statoil will require three vessels during 2016. The vessels currently on time charter to Statoil may be replaced by vessels currently servicing contracts of affreightment or other time-charter contracts.

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

During 2015, approximately 41% of our consolidated net revenues from continuing operations were earned by the vessels in the shuttle tanker segment, compared to approximately 52% in 2014 and 55% in 2013. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

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

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 31, 2015, there were approximately 181 FPSO units operating and 25 FPSO units on order in the world fleet. At December 31, 2015, we owned six FPSO units, of which we have 100% ownership interests in, one of which is currently undergoing upgrades at the Damen Shipyard in the Netherlands, and two FPSO units, of which we have 50% ownership interests in, one of which is undergoing a conversion into an FPSO unit for operation in the Libra field in offshore Brazil. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. Other major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, Bumi Armada and Bluewater.

The following table provides additional information about our FPSO units as of December 31, 2015:

Vessel	Production Capacity (bbl/day)	Built	Ownership	Field name and location	Charterer	Contract End Date
Petrojarl Knarr (1)(2)	63,000	2014	100%	Knarr, Norway	Shell	March 2025
Libra (3)	50,000	2017	50%	Libra, Brazil	Petrobras	March 2029
Cidade de Itajai (1)(4)	80,000	2012	50%	Bauna and Piracaba, Brazil	Petrobras	February 2022
Voyageur Spirit (1)	30,000	2008	100%	Huntington, U.K.	E.ON	April 2018
Petrojarl Cidade de Rio das Ostras (5)	25,000	2008	100%	Tartaruga Verde, Brazil	Petrobras	January 2018
Piranema Spirit (1)	30,000	2007	100%	Piranema, Brazil	Petrobras	October 2018
Petrojarl Varg (6)	57,000	1998	100%	Varg, Norway	Repsol S.A.	August 2016
Petrojarl I (7)	46,000	1986	100%	Atlanta, Brazil	QGEP	March 2021

Total capacity	381,000

(1)	The charterer has options to extend the service contract.
(2)	The charterer has the annual right to terminate the contract after March 2021 subject to payment of certain termination fees.
(3)

The vessel is currently undergoing conversion into an FPSO unit for employment on the Libra field. The original hull was built in 1995. The unit is expected to commence its 12-year firm-period fixed-rate contract in early-2017.

(4)	The Cidade de Itajai was converted to an FPSO unit in 2012. The original hull was built in 1985.
(5)	The Petrojarl Cidade de Rio das Ostras was converted to an FPSO unit in 2008. The original hull was built in 1981.
(6)	The Petrojarl Varg is expected to be redelivered to us in August 2016.
(7)	The Petrojarl I is currently undergoing upgrades. The unit is scheduled to commence operations in the fourth quarter of 2016 under a five-year fixed-rate charter contract.

During 2015, approximately 47% of our consolidated net revenues from continuing operations were earned by our FPSO units, compared to approximately 39% in 2014 and 34% in 2013. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

FSO Segment

FSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity. An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and off-take systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. Conversions, which include installation of a loading and off-take system and hull refurbishment, can generally extend the lifespan of a vessel as an FSO unit by up to 20 years over the normal conventional tanker lifespan of 25 years.

Our FSO units are generally placed on long-term, fixed-rate time charters or bareboat charters as an integrated part of the field development plan, which provides more stable cash flow to us.

As of December 31, 2015, there were approximately 92 FSO units operating and seven FSO units on order in the world fleet, and we had seven FSO units in which our ownership interests ranged from 89% to 100%, including one vessel currently undergoing conversion into an FSO unit. The major markets for FSO units are Asia, West Africa, Northern Europe, the Mediterranean and the Middle East. Our primary competitors in the FSO market are conventional tanker owners who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

The following table provides additional information about our FSO units as of December 31, 2015:

Vessel	Capacity (dwt)	Built	Ownership	Field name and location	Contract Type	Charterer	Contract End Date
Suksan Salamander (1)	78,200	1993	100%	Bualuang, Thailand	Bareboat	Teekay Corporation	August 2024
Navion Saga (1)	149,000	1991	100%	Volve, Norway	Time charter	Statoil	October 2016
Pattani Spirit (1)	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay Corporation	April 2019
Dampier Spirit (1)	106,700	1987	100%	Stag, Australia	Time charter	Apache Energy	October 2024
Falcon Spirit (1)	124,500	1986	100%	Al Rayyan, Qatar	Time charter	Occidental Qatar Energy	June 2017
Apollo Spirit (2)	129,000	1978	89%	Banff, U.K.	Bareboat	Teekay Corporation	December 2020
Gina Krog (1)(3)	124,500	1995	100%	Gina Krog, Norway	Time charter	Statoil	March, 2020

	825,700

(1)	Charterer has option to extend the time charter.
(2)

Charterer is required to charter the vessel for as long as Teekay Corporation’s Petrojarl Banff FPSO unit produces in the Banff field in the North Sea, which is expected to remain under contract until the end of 2020.

(3)	The vessel is currently undergoing conversion into an FSO unit. The FSO unit is expected to commence its three-year time-charter contract plus 12 one-year extension options in early-2017.

During 2015, approximately 5% of our consolidated net revenues from continuing operations were earned by the vessels in the FSO segment, compared to 6% in 2014 and 7% in 2013. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Conventional Tanker Segment

Conventional oil tankers are used primarily for transcontinental seaborne transportation of oil. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers.

In March 2016, we sold our two conventional tankers and subsequently chartered-in both vessels for three years each; both with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract and the other vessel is trading in the spot conventional tanker market.

The following table provides information about our conventional tankers as of December 31, 2015:

Vessel	Capacity (dwt)	Built	Ownership	Contract Type(1)	Charterer	Contract End Date
Kilimanjaro Spirit (2)	115,000	2004	100%	Time charter	Teekay Corporation	March 2016
Fuji Spirit (2)	106,400	2003	100%	Spot

Total capacity	221,400

(1)	“Spot” refers to spot conventional tanker market.
(2)

As of December 31, 2015, the Kilimanjaro Spirit operated under a fixed-rate time charter with Teekay Corporation and the Fuji Spirit operated in the spot conventional tanker market. Both of these vessels were classified as held for sale on our consolidated balance sheet as at December 31, 2015 due to the sale of these vessels in March 2016. As part of the sales of these vessels we are in-chartering these vessels for three years each, both with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract and the other vessel is trading in the spot conventional tanker market.

During 2015, approximately 2% of our consolidated net revenues from continuing operations were earned by the vessels in the conventional tanker segment, compared to 3% in 2014 and 4% in 2013. All earnings from discontinued operations were from the conventional tanker segment. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Towage Segment

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. We operate with high-end vessels which can be defined as long-distance towing and offshore installation vessels with a bollard pull of greater than 180 tonnes and a fuel capacity of more than 2,000 metric tonnes. Our focus is on intercontinental towages requiring trans-ocean movements.

We are the sole provider of long-distance towing and offshore installation vessels with DP2 capability. Our vessels operate on voyage-charter towage contracts. Voyage-charter contract revenue is less volatile than revenue from spot market rates, as project budgets are prepared and maintained well in advance of the contract commencement.

As of December 31, 2015, there were approximately 33 long-distance towing and offshore installation vessels operating and four long-distance towing and offshore installation vessels on order in the world fleet. At December 31, 2015, our towage fleet includes ten long-distance towing and offshore installation vessels (including four ultra-long distance towing and offshore installation vessel newbuildings, which are all scheduled to deliver during 2016), all of which we have 100% ownership interest in.

The following table provides additional information about our towing and offshore installation vessels as of December 31, 2015:

Vessel	Bollard Pull (tonnes)	Built	Ownership	Contract Type
ALP Centre	298	2010	100%	Voyage-charter
ALP Guard	298	2009	100%	Voyage-charter
ALP Forward	218	2007	100%	Voyage-charter
ALP Winger	219	2007	100%	Voyage-charter
ALP Ace	192	2006	100%	Voyage-charter
ALP Ippon	207	2006	100%	Voyage-charter
ALP Striker (1)	306	2016	100%
ALP Defender (1)	306	2016	100%
ALP Sweeper (1)	306	2016	100%
ALP Keeper (1)	306	2016	100%

	2,656

(1)	Newbuilding scheduled for delivery in 2016.

During 2015, approximately 2% of our consolidated net revenues from continuing operations were earned by the vessels in the towage segment compared to $nil in 2014 and 2013. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

UMS Segment

Units for Maintenance and Safety are used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. Our UMS fleet is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and include DP3 keeping systems that are capable of operating in deep water and harsh weather. As of December 31, 2015, there were approximately 38 DP UMS operating and 24 units on order in the world fleet.

The Arendal Spirit UMS, delivered to us in February 2015 and commenced its three-year time-charter contract in June 2015. We are currently negotiating a three-year contract extension with the charterer in exchange for a reduction in the current charter rate.

We have an additional two newbuildings (scheduled to deliver in late-2016 and, subject to the exercise of a deferred delivery option, mid-2019). These vessels are not yet chartered. We may decide to seek a further deferral of the delivery of the Stavanger Spirit UMS or cancel both newbuilding contracts.

The following table provides additional information about our UMS as of December 31, 2015:

Vessel	Berths	Built	Ownership	Location	Contract type	Charterer	Contract End Date
Arendal Spirit	500	2015	100%	Brazil	Time charter	Petrobras	June 2018
Stavanger Spirit (1)	500	2016	100%
Nantong Spirit (2)	500	2019	100%

Total capacity	1,500

(1)	Newbuilding expected to deliver in the fourth quarter of 2016; however, we may decide to further defer or cancel the delivery of this UMS.
(2)	Newbuilding expected to deliver in the second quarter of 2019, subject to the exercise of a deferred delivery option, however we may decide to cancel the delivery of this UMS.

During 2015, approximately 3% of our consolidated net revenues from continuing operations were earned by the UMS segment compared to $nil in 2014 and 2013. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Business Strategies

Our primary business objective is to increase distributable cash flow per common unit by executing the following strategies:

•

Project management and execution of our growth projects mostly secured on long-term contracts. We continue to focus on executing on our shuttle tanker, FPSO, FSO, towing and offshore installation and UMS growth projects delivering between now and 2019, ensuring these projects remain on time and on budget, to provide stable cash flows.

•

Extend contracts and redeploy existing assets on long-term contracts. Over the near-to-medium term, we intend to extend contracts and redeploy existing shuttle tankers and FPSO, FSO and UMS units on to long-term contracts, rather than ordering new vessels. We believe this approach reduces our financing requirements and provides our customers with a quick-to-market and lower cost offshore solution, which significantly lowers our customers’ break-even and lifting cost per barrel of oil production, compared to a new vessel. We believe we are well-positioned to extend contracts and redeploy existing assets by leveraging our engineering and operational expertise with our global marketing organization and extensive customer and shipyard relationships.

•

Provide superior customer service by maintaining high reliability, safety, environmental and quality standards, while implementing various cost saving initiatives. Energy companies seek partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage our operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service, including working together with customers to reduce production costs and find efficiencies, while at the same time implementing our own cost saving initiatives.

Customers

We provide marine transportation, production and storage services to energy and oil service companies or their affiliates. Our largest customer measured by annual revenue is Shell, which is a global group of energy and petrochemical companies.

Shell, Petrobras, Statoil and E.ON accounted for approximately 26%, 18%, 11% and 11%, respectively, of our consolidated revenues from continuing operations during 2015. Petrobras, Statoil, E.ON and Repsol S.A. accounted for approximately 22%, 19%, 12% and 11%, respectively, of our consolidated revenues from continuing operations during 2014. Petrobras, Statoil and Repsol S.A. accounted for approximately 25%, 20%, and 13%, respectively, of our consolidated revenues from continuing operations during 2013. No other customer accounted for 10% or more of such consolidated revenues during 2015, 2014 or 2013.

Safety, Management of Vessel Operations and Administration

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

We, through certain of our subsidiaries, assist our operating subsidiaries in managing their ship operations. All vessels are operated under our comprehensive and integrated Safety Management System that complies with the International Safety Management Code (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, Occupational Health and Safety Assessment Series (or OHSAS) 18001 and the Maritime Labor Convention 2006 (or MLC 2006) that became effective in, 2013. The management system is certified by Det Norske Veritas (or DNV), the Norwegian classification society. It has also been separately approved by the Australian flag administrations. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and applicable flag states.

We provide, through certain of our subsidiaries, expertise in various functions critical to the operations of our operating subsidiaries. We believe this arrangement affords a safe, efficient and cost-effective operation. Our subsidiaries also provide to us access to human resources, financial and other administrative functions pursuant to administrative services agreements.

Vessel management services are provided by subsidiaries of Teekay Corporation, located in various offices around the world. These include critical vessel management functions such as:

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

Risk of Loss, Insurance and Risk Management

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil and petroleum products is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

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

Under bareboat charters, the customer is responsible to insure the vessel. We believe that current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. All, but one of our vessels, the Petrojarl Knarr FPSO unit, are not insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience.

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

International Maritime Organization (or IMO)

The IMO is the United Nations’ agency for maritime safety and prevention of pollution. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction in accordance with the requirements set out in these regulations, or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.

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

With regard to offshore support vessels, such as UMS, SOLAS permits certain exemptions and equivalents to be allowed by the relevant vessel’s flag state. The International Code on Intact Stability, 2008 (adopted by IMO Resolution MSC. 267(85) of December 4, 2008), which became mandatory on July 1, 2010, also applies mandatorily to offshore support vessels (with the exception of certain provisions thereof). The IMO has also developed non-mandatory codes and guidelines which apply to various types or aspects of offshore support vessels. These include, amongst others, the Code of Safe Practice for the Carriage of Cargoes and Persons by Offshore Supply Vessels (the OSV Code) (IMO Resolution A.863(20) of November 27, 1997) as subsequently amended, the Guidelines for the Design and Construction of Offshore Supply Vessels, 2006 (the OSV Guidelines)(IMO Resolution MSC.235(82) of December 1, 2006) as subsequently amended, the Guidelines for the Transport and Handling of Limited Amounts of Hazardous and Noxious Liquid Substances in Bulk on Offshore Support Vessels (the LHNS Guidelines)(IMO Resolution A.673(16)) of October 19, 1989, as subsequently amended, the Code of Safety for Special Purpose Ships, 2008 (Resolution MSC.266(84) of May 13, 2008 as subsequently amended, the Code of Safety for Dynamically Supported Craft (IMO Resolution A.373(X)) of November 17, 1977) as subsequently amended, the Guidelines for Vessels with Dynamic Positioning Systems (MSC/Circ.645 of June 6, 1994) and the Guidelines for Dynamic Positioning System (DP) Operator Training (MSC/Circ.738/Rev. 1 of July 7, 2006).

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (MARPOL) (or Annex VI) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

In addition, the IMO has proposed (by the adoption in 2004 of the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the Ballast Water Convention)) that all shuttle tankers of the size we operate that were built starting in 2012 contain ballast water treatment systems to comply with the ballast water performance standard specified in the Ballast Water Convention, and that all other similarly sized shuttle tankers install ballast water treatment systems in order to comply with the ballast water performance. This convention is not yet effective. We estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

The IMO has also developed and adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions and will be mandatory, with the safety provisions becoming part of SOLAS and the environmental provisions becoming part of MARPOL. In November 2014 the IMO’s MSC adopted the Polar Code and the related amendments to SOLAS in relation to safety, while in May 2015 the IMO’s Marine Environment Protection Committee (or MEPC) adopted the environmental provisions of the Polar Code and associated amendments to MARPOL. The Polar Code is to enter into force on January 1, 2017.

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

The EU has adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. Since January 1, 2014, the California Air Resources Board has also required vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California. China also has established emission control areas in the Pearl River Delta, the Yangtze River Delta and the Bohai Bay rim area with restrictions, commencing on January 1, 2016, in the maximum sulfur content of the fuel to be used by vessels within those areas and which limits become progressively stricter over time.

IMO regulations require that as of January 1, 2015, all vessels operating within Emissions Control Areas (or ECAs) worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since January 1, 2015, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 0.1%. Other established ECAs under Annex VI to MARPOL are the North American ECA and the United States Caribbean Sea ECA. Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.

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

UK’s Merchant Shipping Act 1995, as amended (or the MSA), implements the CLC but uses a wider definition of a “ship” than the one used in the CLC and in its 1992 Protocol but still refers to the criteria used by the CLC. It is therefore doubtful that FPSOs fall within its wording. However, the MSA also includes separate provisions for liability for oil pollution otherwise than under the CLC (section 154 of Chapter III of Part VI of the MSA). These apply to vessels which fall within a much wider definition and include non-seagoing vessels. It is arguable that the wording of these MSA provisions is wide enough to cover oil pollution caused by offshore crafts such as FPSOs. The liability regime under these MSA provisions is similar to that imposed under the CLC but limitation of liability is subject to the 1976 Limitation of Liability Convention regime (as implemented in the MSA),

With regard to the 1976 Limitation of Liability Convention, it is, again, doubtful whether it applies to FPSOs, as it contains certain exceptions in relation to vessels constructed for or adapted to and engaged in drilling and in relation to floating platforms constructed for the purpose of exploring or exploiting natural resources of the seabed or its subsoil. However, these exceptions are not included in the legislation implementing the 1976 Limitation of Liability Convention in the UK, which is also to be found in the MSA. In addition, the MSA sets out a very wide definition of “ship” in relation to which the 1976 Limitation of Liability Convention is to apply and there is room for argument that if FPSOs fall within that definition of “ship”, they are subject in the UK to the limitation provisions of the 1976 Limitation of Liability Convention.

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

In June 2013 the EU adopted Directive 2013/30/EU on safety of offshore oil and gas operations and amending Directive 2004/35/EC (or the Offshore Safety Directive). This Directive lays down minimum requirements for member states and the European Maritime Safety Agency for the purposes of reducing the occurrence of major accidents related to offshore oil and gas operations, thus increasing protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas, and limiting disruptions to the EU’s energy production and improving responses to accidents. The Offshore Safety Directive sets out extensive requirements, such as preparation of a major hazard report with risk assessment, emergency response plan and safety and environmental management system applicable to the relevant oil and gas installation before the planned commencement of the operations, independent verification of safety and environmental critical elements identified in the risk assessment for the relevant oil and gas installation, and ensuring that factors such as the applicant’s safety and environmental performance and its financial capabilities or security to meet potential liabilities arising from the oil and gas operations are taken into account when considering granting a license. Under the Offshore Safety Directive, Member States are to ensure that the relevant licensee is financially liable for the prevention and remediation of environmental damage (as defined in the Environmental Liability Directive) caused by offshore oil and gas operations carried out by or on behalf of the licensee or the operator. Member States must lay down rules on penalties applicable to infringements of the legislation adopted pursuant to this Directive. Member States were required to bring into force laws, regulations and administrative provisions necessary to comply with this Directive by 19 July 2015. The UK Offshore Safety Directive has been implemented in the UK by a number of different UK Regulations, including the Environmental Damage (Prevention and Remediation) (England) Regulations 2015, as amended, (which revoked and replaced the Environmental Damage (Prevention and Remediation) Regulations 2009)) and the Offshore Installations (Offshore Safety Directive)(Safety Case etc.) Regulations 2015, both of which entered into force on July 19, 2015.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement (or the Paris Agreement) was adopted by 195 countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases above pre-industrial levels to not more than 1.5 degrees Celsius. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping. Certain new IMO regulations for the reduction of greenhouse gas emissions became effective on January 1, 2013. The new technical and operational measures imposed by these new regulations include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. Work on the development of such a system continued during 2015. The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU recently adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification of CO2 emissions from vessels (or MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation is to generally apply to all vessels over 5,000 gross tonnage, irrespective of flag, in respect of CO2 emissions released during intra-EU voyages and EU incoming and outgoing voyages. The first reporting period will commence on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, the EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

C. Organizational Structure

Our sole general partner is Teekay Offshore GP L.L.C., which is a wholly-owned indirect subsidiary of Teekay Corporation. Teekay Corporation also controls its other public subsidiaries Teekay LNG Partners L.P. (NYSE: TGP) and Teekay Tankers Ltd. (NYSE: TNK).

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2015.

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

Based on our current operations, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. In addition, we believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally is subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income (or an Equivalent Exemption), (ii) meets one of three ownership tests (or Ownership Tests) described in the Section 883 Regulations, and (iii) meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we would be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income, without benefit of deductions. For 2016, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income will be approximately $200,000 based on the amount of U.S. Source International Transportation Income we earned for 2015. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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

Other Taxation

We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions, but we do not expect any such tax to be material. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read Item 18 – Financial Statements: Note 13 – Income Taxes.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

OVERVIEW

We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, units for maintenance and safety (or UMS), long-distance towing and offshore installation vessels and conventional crude oil tankers. As at December 31, 2015, our fleet consisted of 33 shuttle tankers (including three chartered-in vessels and one HiLoad Dynamic Positioning (or DP) unit), six FPSO units, seven FSO units, six long-distance towing and offshore installation vessels, one UMS and two conventional oil tankers, in which our interests range from 50% to 100%. We also have two FPSO upgrades or conversions scheduled for delivery in mid-2016 and early-2017, four long-haul towing and offshore installation vessel newbuildings scheduled for delivery in 2016, three newbuilding shuttle tankers scheduled for delivery in late-2017 to mid-2018 and two UMS newbuildings scheduled for delivery in late-2016 and mid-2019.

Our long-term growth strategy focuses on expanding our fleet of shuttle tankers and towing and offshore installation vessels, our FPSO and FSO units and our UMS under long-term, fixed-rate time charters and expanding into related offshore services. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities in the offshore transportation, production and storage sectors by selectively targeting long-term, fixed-rate time charters. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to long-term, fixed-rate time charter opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We have rights to participate in certain other FPSO, FSO and shuttle tanker opportunities provided by Teekay Corporation, Sevan Marine ASA (or Sevan) and Remora AS (or Remora). Our operating fleet primarily trades on medium to long-term, stable contracts and we are structured as a publicly-traded master limited partnership.

Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in these markets relative to the stability of our businesses. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, we have temporarily reduced our quarterly distributions on our common units and our near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high-quality counterparties.

In December 2015, we announced the temporary reduction in our quarterly cash distribution to $0.11 per common unit, commencing with the distribution for the fourth quarter of 2015, down from $0.56 per common unit for the third quarter of 2015.

In addition to its effect on the energy and capital markets, the decline in global crude oil prices may also result in our vessels being employed on customer contracts that are cancellable or failure of customers to exercise charter extension options, potentially resulting in increased off-hire for affected vessels. Conversely, we expect that a continuation of lower oil prices will motivate charterers to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to increase the efficiency of our business to ensure we are a cost-effective supplier in the offshore sector, as well as focusing on the redeployment of our assets that are scheduled to come off charter over the next few years.

SIGNIFICANT DEVELOPMENTS

Acquisition of Petrojarl Knarr FPSO

On July 1, 2015, we acquired from Teekay Corporation its 100% interest in Teekay Knarr AS and Knarr L.L.C. (the Knarr Companies), which own the Petrojarl Knarr FPSO unit, which operates on the Knarr Field in the North Sea under a six-year contract plus up to 14 one-year extension options with BG Norge Limited (or BG), which is now owned by Royal Dutch Shell Plc, for a purchase price of $529.4 million, consisting of a fully built-up cost of $1.26 billion and a working capital adjustment of $14.5 million, less assumed debt of $745.1 million. The purchase price was primarily financed with a $492.0 million convertible promissory note issued to Teekay, of which $300.0 million was converted into common units of Teekay Offshore on July 31, 2015 and $92.0 million was repaid during the third quarter of 2015. Of the remaining $37.4 million for the purchase price, $35.0 million was paid in cash by us to Teekay Corporation upon the acquisition of the Knarr Companies. Concurrently with the conversion of the promissory note, Teekay Corporation contributed $6.1 million to us to maintain its 2% general partner interest.

Delivery of UMS

In August 2014, we acquired Logitel Offshore Holding AS (Logitel), a Norway-based company focused on the high-end floating accommodation market and providing units for maintenance and safety. At the time of acquisition, Logitel was constructing three UMS newbuildings, based on the Sevan cylindrical hull design, at the COSCO (Nantong) Shipyard (COSCO) in China for a fully built-up cost of approximately $596 million, including $30.0 million from our assumption of Logitel’s obligations under a bond agreement from Sevan. We currently hold options to order up to an additional two units. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract with Petroleo Brasileiro S.A. (Petrobras) in Brazil for the first UMS, the Arendal Spirit, which commenced its three-year time-charter contract during the second quarter of 2015. We are currently negotiating a three-year contract extension with Petrobras in exchange for a reduction in the current charter rate. We financed the Arendal Spirit through long-term debt financing and our existing liquidity.

The two newbuildings are currently scheduled to deliver in late-2016 and, subject to our exercise of a deferred delivery option, mid-2019, respectively. We may decide to cancel or further defer the delivery of the second UMS as well as conclude on the deferral of, or cancel, the third UMS.

Commenced East Coast of Canada Contract

On June 1, 2015, we commenced 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services on the East Coast of Canada. These contracts were initially serviced by three third-party owned shuttle tankers already operating on the East Coast of Canada, which were in-chartered by us. We subsequently replaced one of these vessels with one of our existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. In connection with these contracts, we have entered into shipbuilding contracts to construct three Suezmax-size, DP2 shuttle tanker newbuildings with a South Korean shipyard for a fully built-up cost of approximately $368 million. The three ordered vessels are scheduled to be delivered in the fourth quarter of 2017 through the first half of 2018.

Delivery of Towage Vessels

In late-October 2014, we, through our wholly-owned subsidiary ALP Maritime Services B.V. (or ALP), agreed to acquire six modern on-the-water long-distance towing and offshore installation vessels for approximately $222 million. The vessels were built between 2006 and 2010 and are all equipped with DP capabilities. We took delivery of all six vessels during 2015.

Petrojarl Varg contract

On November 19, 2015, we received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (Repsol), formerly Talisman Energy, based on a termination right that is specific to the Petrojarl Varg FPSO contract. Following discussions with Repsol, we expect the Petrojarl Varg FPSO to be redelivered to us in August 2016. We are currently pursuing various redeployment opportunities for the Petrojarl Varg FPSO, a unit which meets the strict Norwegian petroleum industry (NORSOK) standards.

Equity Issuances

In April 2015, we issued 5.0 million of our 8.50% Series B Cumulative Redeemable Preferred Units (or Series B Preferred Units) in a public offering for net proceeds of $120.8 million. We used the net proceeds for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and vessel acquisitions.

In July 2015, we issued 10.4 million of our 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or Series C Preferred Units) in a private placement for net proceeds of $249.8 million. We used the proceeds from the private placement to partially finance the acquisition of the Petrojarl Knarr FPSO unit from Teekay Corporation and the initial installments for the three shuttle tanker newbuildings for the East Coast of Canada contract.

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

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be based on its fair market value. Teekay Corporation owns two additional FPSO units, the Hummingbird Spirit FPSO and the Petrojarl Banff FPSO, which may also be offered to us in the future pursuant to the omnibus agreement.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (or Odebrecht) to jointly pursue FPSO projects in Brazil. Odebrecht is a Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 180,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht is a 50 percent partner with us in the Cidade de Itajai (or Itajai) FPSO unit and the Libra FPSO project.

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

•

Time charters, whereby vessels which we operate and are responsible for crewing, are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates;

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

In addition, we generate revenues by charging customers for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. These services are typically provided under mid-term, fixed-rate time-charter contracts, which may contain a variable component for inflation.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Revenues. Revenues primarily include revenues from contracts of affreightment, time charters, bareboat charters, voyage charters, FPSO contracts and UMS contracts. Revenues are affected by hire rates and the number of days a vessel operates and the daily production volume on FPSO units. Revenues are also affected by the mix of business between contracts of affreightment, time charters, bareboat charters, voyage charters, FPSO contracts and UMS contracts. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

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

Net Revenues. Net revenues represent revenues less voyage expenses incurred by us. Because the amount of voyage expenses we incur for a particular charter depends upon the type of charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than revenues, the most directly comparable financial measure under U.S. generally accepted accounting principles (or GAAP).

Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, ship management services, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We are taking steps to maintain these expenses at a stable level, but expect an increase in line with inflation in respect of crew, material, and maintenance costs. The strengthening or weakening of the U.S. Dollar relative to foreign currencies may result in significant decreases or increases, respectively, in our vessel operating expenses.

Time-Charter Hire Expenses. Time-charter hire expenses represent the cost to charter-in a vessel for a fixed period of time.

Income from Vessel Operations. To assist us in evaluating operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, income taxes, realized and unrealized (losses) gains on non-designated derivative instruments, equity income, foreign currency exchange losses and other income.

Dry docking. We must periodically dry dock our shuttle tankers, conventional oil tankers and towage vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. We may dry dock FSO units if we desire to qualify them for shipping classification. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs incurred during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. We expense costs related to routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets, and for annual class survey costs on our FPSO units or UMS. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

Depreciation and Amortization. Depreciation and amortization expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels or equipment;

•	charges related to the amortization of dry-docking expenditures over the estimated useful life of the dry docking; and

•

charges related to the amortization of the fair value of contracts of affreightment where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period in which the asset is expected to contribute to future cash flows.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or dry dockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days in our explanations of net revenues between periods.

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

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In May 2013, we acquired the Voyageur Spirit FPSO unit. In July 2015, we acquired the Petrojarl Knarr FPSO unit. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interests method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The period retroactively adjusted includes all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect the vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if we had acquired them when the vessels began operations under the ownership of Teekay Corporation on April 13, 2013 and March 9, 2015, respectively. Please read Item 18 – Financial Statements: Note 3 – Dropdown Predecessor.

•

The size of and types of vessels in our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions , as well as our entry into new markets, such as our recent entries into the UMS and towage markets. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•

The decline in global crude oil prices is expected to result in a reduction in our operating expenses. With cost-saving initiatives implemented across the offshore industry, we expect to see a reduction in our operating expenses, in particular the cost of services and spares and crewing costs. There is a general understanding with our suppliers to focus on cost-saving initiatives to support the lower global crude oil prices and with labor unions that there will likely be minimal or no short-term salary increases in the near term.

•

Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (such as cash and cash equivalents, restricted cash, accounts receivable, accounts payable, due to and from affiliates, long-term debt and deferred income taxes) are revalued and reported based on the prevailing exchange rate at the end of the period. We have entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Payments under the service agreements are adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased or decreased payments under the services agreements if the strength of the U.S. Dollar declines or increases, respectively, relative to the Norwegian Kroner.

•

Our financial results are affected by fluctuations in the fair value of our derivatives instruments. The change in fair value of our interest rate swaps, cross currency swaps and foreign currency forward contracts are included in our net income as the majority of our derivative instruments are not designated as hedges for accounting purposes. Although we believe that these non-designated derivative instruments are economic hedges, the changes in their fair value are included in our statements of income as unrealized gains or losses on derivatives for interest rate swaps and foreign currency forward contracts and as foreign exchange losses for the cross currency swaps. The unrealized gains or losses relating to changes in fair value of our derivative instruments do not affect our consolidated cash flows, liquidity or cash distributions to partners.

•

Our operations are seasonal and our financial results vary as a consequence of dry dockings. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. In addition, we generally do not earn revenue when our vessels are in scheduled and unscheduled dry docking. Six shuttle tankers are scheduled for dry docking in 2016. From time to time, unscheduled dry dockings may cause additional fluctuations in our financial results.

We manage our business and analyze and report our results of operations on the basis of our six business segments: the shuttle tanker segment, the FPSO segment, the FSO segment, the conventional tanker segment, the towage segment, and the UMS segment, each of which are discussed below.

Results of Operations

Year Ended December 31, 2015 versus Year Ended December 31, 2014

Shuttle Tanker Segment

As at December 31, 2015, our shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, and one shuttle tanker and the HiLoad DP unit in lay-up. Of these 36 shuttle tankers, six were owned through 50%-owned subsidiaries, one through a 67%-owned subsidiary and three were chartered-in. The remaining vessels are owned 100% by us. In January 2016, we sold a 1992-built shuttle tanker, the Navion Torinita, which was in lay-up and classified as held for sale on our consolidated balance sheet as of December 31, 2015. All of our operating shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market. We commenced the FSO conversion of the Randgrid shuttle tanker during the second quarter of 2015 and the vessel has been included in our FSO segment since June 9, 2015. We sold the Navion Norvegia to our 50/50 joint venture with Odebrecht in the fourth quarter of 2014 and the vessel is currently undergoing conversion into an FPSO unit for operation in the Libra oil field in Brazil. During the first quarter of 2015, we sold the Navion Svenita. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses.

The following table presents our shuttle tanker segment’s operating results for 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change

Revenues	541,792	577,064	(6.1)
Voyage expenses	(82,777)	(105,562)	(21.6)

Net revenues	459,015	471,502	(2.6)
Vessel operating expenses	(128,156)	(159,438)	(19.6)
Time-charter hire expense	(51,088)	(31,090)	64.3
Depreciation and amortization	(106,190)	(110,686)	(4.1)
General and administrative (1)	(22,884)	(29,154)	(21.5)
(Write down) and gain on sale of vessels	(65,101)	(1,638)	3,874.4
Restructuring (charge) recovery	(568)	225	(352.4)

Income from vessel operations	85,028	139,721	(39.1)

Calendar-Ship-Days
Owned Vessels	11,191	11,870	(5.7)
Chartered-in Vessels	1,128	802	40.6

Total	12,319	12,672	(2.8)

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet decreased in 2015 compared to 2014, primarily due to the sale of the Navion Norvegia and the Navion Svenita in October 2014 and March 2015, respectively, and the commencement of the FSO conversion of the Randgrid in June 2015, partially offset by the delivery of the HiLoad DP unit in April 2014. Three shuttle tanker newbuildings have been excluded from calendar-ship-days until they are delivered to us.

The average size of our chartered-in shuttle tanker fleet increased in 2015 compared to 2014, primarily due to the in-chartering of three shuttle tankers, the Jasmine Knutsen, the Heather Knutsen, and the Mattea for the East Coast of Canada contract, which commenced in June 2015, partially offset by redeliveries to their owners of the Grena Knutsen in June 2015 and the Karen Knutsen in January 2014, decreased spot in-chartering of shuttle tankers, and the replacement of the Mattea by one of our owned shuttle tankers in September 2015.

Net Revenues. Net revenues decreased for 2015 from 2014, primarily due to:

•	a decrease of $31.3 million relating to the expiration of a long-term contract at the Heidrun field serviced by our contracts of affreightment fleet;

•	a decrease of $18.4 million due to the redelivery of two vessels to us in February 2014 and April 2015 as they completed their time-charter-out agreements; and

•	a decrease of $14.1 million due to the sale of the Navion Svenita in March 2015;

partially offset by

•	an increase of $35.3 million due to an increase in net revenues from the commencement of the East Coast of Canada contract in June 2015;

•

an increase of $8.0 million in revenues from our contract of affreightment fleet due to higher average rates, an increase in rates as provided in certain contracts in our time-chartered-out fleet, and increase in revenues from the commencement of new contracts in mid-2015;

•	an increase of $3.7 million due to higher average rates earned when trading excess shuttle tanker capacity in the conventional tanker spot market, offset by fewer conventional spot days;

•	an increase of $2.9 million due to fewer repair off-hire days in our time-chartered-out fleet compared to 2014; and

•	an increase of $1.7 million due to an increase in reimbursable bunker, crewing and dry-docking expenses.

Vessel Operating Expenses. Vessel operating expenses decreased for 2015 from 2014, primarily due to:

•	a decrease of $14.3 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Euro and Brazilian Real;

•	a decrease of $6.0 million due to the sales of the Navion Norvegia and the Navion Svenita in October 2014 and March 2015, respectively;

•	a decrease of $4.9 million relating to the HiLoad DP unit mainly for mobilization expenses in 2014;

•	a decrease of $3.7 million due to the commencement of the FSO conversion of the Randgrid in June 2015; and

•

a decrease of $2.1 million due to a decrease in repairs and maintenance expenses compared to 2014, a decrease in crew costs compared to 2014 due to a change in crew composition, partially offset by an increase in crew training expenses compared to 2014.

Time-Charter Hire Expense. Time-charter hire expense increased for 2015 from 2014, primarily due to:

•

an increase of $28.8 million due to the in-chartering of the three shuttle tankers for the East Coast of Canada contract, which commenced in June 2015 (one of these vessels was replaced by one of our owned vessels in September 2015); and

•

an increase of $2.4 million primarily due to the drydocking and offhire of the Sallie Knutsen during the first and second quarters of 2014 and the drydocking of the Aberdeen during the second quarter of 2014;

partially offset by

•	a decrease of $7.2 million due to the redelivery by us of the Karen Knutsen in January 2014 and the Grena Knutsen in June 2015;

•	a decrease of $2.5 million due to decreased spot in-chartering of shuttle tankers; and

•	a decrease of $1.3 million due to lower time-charter hire rates on the Aberdeen and an increase in off-hire during the third quarter of 2015.

Depreciation and Amortization. Depreciation and amortization expense decreased for 2015 from 2014, primarily due to:

•	a decrease of $5.0 million due to the commencement of the FSO conversion of the Randgrid in the June 2015;

•	a decrease of $2.1 million due to the Navion Europa being fully amortized during the second quarter of 2015;

•	a decrease of $2.0 million due to the sale of the Navion Norvegia and the Navion Svenita in October 2014 and March 2015, respectively; and

•	a decrease of $1.0 million due to lower vessel contract amortization expense;

partially offset by

•	an increase of $3.0 million due to the dry docking of eight shuttle tankers from mid-2014 to late-2015; and

•	an increase of $2.7 million due to the commencement of depreciation on the HiLoad DP unit in January 2015.

(Write-down) and gain on sale of vessels. (Write-down) and gain on sale of vessels was ($65.1) million for 2015 which consisted of a write-down of vessels of $66.7 million offset by a gain on sale of a vessel of $1.6 million. During 2015, the carrying values of seven of our 1990s-built shuttle tankers were written down to their estimated fair values using appraised values. Of the seven vessels, two of the vessels were written down during the first quarter of 2015 as a result of the expected sale of a vessel and a change in the operating plan of a vessel. In the fourth quarter of 2015, the write-down of five shuttle tankers, which have an average age of 17.5 years, was the result of changes in our expectations of their future opportunities, primarily due to their advanced age. While we expect four of the five vessels to continue to actively trade as shuttle tankers over the near-term and the fifth vessel to actively trade in the conventional tanker market, we anticipate fewer opportunities for alternative usage and increased age discrimination over time. In 2015, we sold a 1997-built shuttle tanker, the Navion Svenita, to a third party resulting in a gain on the sale of the vessel of $1.6 million.

(Write-down) and gain on sale of vessels was ($1.6) million for 2014 which consisted of a write-down of a vessel of $4.8 million and a gain on the sale of a vessel of $3.1 million. In the third quarter of 2014, the carrying value of one of our 1990s-built shuttle tanker was written down to its estimated fair value, using an appraised value. The write-down was the result of the vessel charter contract expiring in early-2015 and the expected sale of the vessel. In October 2014, a 1995-built shuttle tanker, the Navion Norvegia, was sold to our 50/50 joint venture with Odebrecht. The proceeds from the sale of the vessel were $13.4 million, which included $0.4 million for bunkers on-board at the time of sale. The net book value of the vessel at the time of sale was $6.8 million. As the vessel was sold to our 50/50 joint venture with Odebrecht, we deferred 50% of the gain on sale of the vessel. The vessel is undergoing conversion to a new FPSO unit for the Libra field.

Restructuring Recovery (Charge). Restructuring charge for 2015 was ($0.6) million relating to a reduction in fleet size.

Restructuring recovery for 2014 was $0.2 million relating to a $0.8 million reimbursement received relating to the reorganization of our shuttle tanker marine operations, partially offset by a $0.6 million charge relating to the reflagging of one shuttle tanker.

FPSO Segment

As at December 31, 2015, our FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, the Petrojarl I, and the Petrojarl Knarr FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50%. In October 2014, we sold a 1995-built shuttle tanker, the Navion Norvegia, to our 50/50 joint venture with Odebrecht and the vessel currently is undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil and is scheduled to commence operations in early-2017. We acquired the Petrojarl I FPSO unit from Teekay Corporation in December 2014. The unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands. We acquired the Petrojarl Knarr FPSO unit from Teekay Corporation in July 2015. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg, Voyageur Spirit and Petrojarl Knarr operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, we acquired the unit from Teekay Corporation. Upon commencing production, we had a specified time period to receive final acceptance from E.ON Ruhrgas UK GP (or E.ON), the charterer; however, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO unit were completed and the unit achieved full production capacity. We entered into an interim agreement with E.ON, whereby we were compensated for production beginning August 27, 2013 until final acceptance on February 22, 2014.

Until the Voyageur Spirit FPSO unit was declared on hire, Teekay Corporation indemnified us for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, Teekay Corporation indemnified us for a total of $34.9 million for production shortfalls and unreimbursed repair costs. For the three months ended March 31, 2014, Teekay Corporation indemnified us for an additional $3.5 million for production shortfalls and unreimbursed repair costs. Amounts paid as indemnification from Teekay Corporation to us were treated as a reduction in the purchase price we paid for the FPSO unit.

The following table presents our FPSO segment’s operating results for 2015 and 2014, and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Itajai and the Libra FPSO units, which are accounted for under the equity method.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change

Revenues	531,554	354,518	49.9
Vessel operating expenses	(189,900)	(158,216)	20.0
Depreciation and amortization	(137,914)	(72,905)	89.2
General and administrative (1)	(38,588)	(27,406)	40.8

Income from vessel operations	165,152	95,991	72.0

Calendar-Ship-Days
Owned Vessels	2,009	1,476	36.1

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below. 2015 includes a business development fee of $9.7 million to Teekay Corporation related to the acquisition of the Petrojarl Knarr FPSO unit.

The average number of our FPSO units increased in 2015 compared to 2014, due to the acquisitions of the Petrojarl Knarr on July 1, 2015 and the Petrojarl I on December 15, 2014. No earnings are expected from the Petrojarl I until its upgrades are completed, which is scheduled for mid-2016. The unit is scheduled to commence operations in the second half of 2016 under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP) on the Atlanta field offshore from Brazil.

As a result of the inclusion of the Dropdown Predecessor, the financial results of the Petrojarl Knarr FPSO unit have been included in our financial results as if it was acquired when the unit commenced operations under the control of Teekay Corporation on March 9, 2015.

Revenues. Revenues increased for 2015 from 2014, primarily due to:

•	an increase of $182.0 million due to the acquisition of the Petrojarl Knarr FPSO unit in 2015;

•

an increase of $13.5 million on the Voyageur Spirit, primarily due to the charterer’s final acceptance of the charter contract on February 22, 2014, a production bonus earned in 2015 and a production penalty in 2014;

•	an increase of $3.7 million on the Petrojarl Varg, due to an increase in crew hours reimbursed by the charterer during 2015;

•	an increase of $3.6 million relating to revenue received for offshore field studies associated with the Petrojarl Varg (this revenue is offset by operating expenditures incurred – see below); and

•	an increase of $2.4 million due to the commencement of operations of a produced water treatment plant on the Piranema Spirit in the second quarter of 2014;

partially offset by

•

a decrease of $11.0 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Brazilian Real compared to the same periods last year on revenues related to the Petrojarl Varg and the Piranema Spirit, respectively (however, these decreases are offset by similar foreign-exchange related decreases in vessel operating expenses);

•	a decrease of $7.8 million due to unscheduled off-hire of the Piranema Spirit for repairs during the third and fourth quarters of 2015;

•	a decrease of $4.7 million due to the settlement of reimbursable expenses for the Voyageur Spirit FPSO unit during 2014;

•	a decrease of $2.9 million due to decreases in incentive compensation from the Petrojarl Varg during 2015; and

•

a decrease of $2.0 million primarily due to a decrease in the credit earned from the charterer of the unit for unused maintenance days under the service contract in 2015 from 2014 and a retroactive increase in rates on the Rio das Ostras in accordance with the annual contractual escalation adjustment recorded in the fourth quarter of 2014.

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

Vessel Operating Expenses. Vessel operating expenses increased for 2015 from 2014, primarily due to:

•	an increase of $56.8 million due to the acquisition of the Petrojarl Knarr FPSO unit in 2015;

•

an increase of $7.7 million due to higher repair and maintenance costs on the Piranema Spirit due to unscheduled off-hires during the third and fourth quarters of 2015 and the timing of repair and maintenance costs; and

•	an increase of $4.0 million due to expenditures incurred on offshore field studies for the Petrojarl Varg during 2015;

partially offset by

•	a decrease of $27.2 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Brazilian Real and British Pound;

•	a decrease of $3.3 million due to the timing of costs related to repair and maintenance on the Voyageur Spirit, the Petrojarl Varg and the Rio das Ostras FPSO units;

•	a decrease of $3.0 million due to a reversal of an agency fee accrual relating to the Piranema Spirit during 2015, which we no longer consider payable;

•	a decrease of $2.2 million due to lower ship management costs related to operating the FPSO units; and

•	a decrease of $1.6 million due to external consulting fees incurred during the first quarter of 2014 to achieve final acceptance for the Voyageur Spirit FPSO unit.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for 2015 from 2014, primarily due to the acquisitions of the Petrojarl Knarr on July 1, 2015 and the Petrojarl I on December 15, 2014.

FSO Segment

As at December 31, 2015, our FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, in which our ownership interests ranged from 89% to 100%, and one shuttle tanker, the Randgrid, currently undergoing conversion into an FSO unit, in which our ownership interest increased from 67% to 100% during the third quarter of 2015. We commenced the FSO conversion of the Randgrid during the second quarter of 2015 and the vessel has been included in our FSO segment since June 9, 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change

Revenues	57,391	53,868	6.5
Voyage expenses	(851)	(1,500)	(43.3)

Net revenues	56,540	52,368	8.0
Vessel operating expenses	(26,394)	(28,649)	(7.9)
Depreciation and amortization	(11,775)	(8,282)	42.2
General and administrative (1)	(1,372)	(3,870)	(64.5)

Income from vessel operations	16,999	11,567	47.0

Calendar-Ship-Days
Owned Vessels	2,395	2,190	9.4

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FSO units increased for 2015 compared to 2014, due to the commencement of the FSO conversion of the Randgrid on June 9, 2015. No earnings are expected from the Randgrid until its conversion is completed in early-2017, when the unit is scheduled to commence operations under a three-year time-charter contract with Statoil ASA (or Statoil), which includes 12 additional one-year extension options.

Net Revenues. Net revenues increased for 2015 from 2014, primarily due to:

•	an increase of $5.5 million due to the commencement of the Suksan Salamander FSO on its bareboat charter in the third quarter of 2014;

•	an increase of $2.4 million due to the drydocking of the Navion Saga during the third quarter of 2014; and

•	an increase of $2.0 million primarily due to the drydocking of the Dampier Spirit during the second quarter of 2014;

partially offset by

•	a decrease of $3.7 million primarily due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar;

•	a decrease of $1.3 million due to a contract extension in April 2014 for the Pattani Spirit at a lower charter rate for an additional five years; and

•	a decrease of $0.8 million due to reduced rates on the Falcon Spirit.

Vessel Operating Expenses. Vessel operating expenses decreased for 2015 from 2014, primarily due to:

•	a decrease of $3.6 million mainly from lower crew costs on the Navion Saga and the Dampier Spirit due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar;

partially offset by

•	an increase of $1.0 million due to the amortization of mobilization costs on the Suksan Salamander FSO commencing in the third quarter of 2014; and

•	an increase of $0.5 million due to lower crew costs for the Navion Saga in 2014 mainly relating to a pension adjustment recorded in the first quarter of 2014.

Depreciation and amortization. Depreciation and amortization expense increased for 2015 from 2014, primarily due the delivery of the Suksan Salamander FSO in August 2014 and an increase in drydock depreciation for the Navion Saga due its drydocking in the third quarter of 2014.

Conventional Tanker Segment

As at December 31, 2015, we owned 100% interests in two Aframax conventional crude oil tankers, the Kilimanajro Spirit, which operates under a fixed-rate time charter with Teekay Corporation, and the Fuji Spirit, which operates in the spot conventional tanker market. Both of these vessels were classified as held for sale as at December 31, 2015. As part of the sale of Fuji Spirit and Kilimanjaro Spirit in March 2016, we are in-chartering these vessels for three years each, both with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract and the other vessel is trading in the spot conventional tanker market.

In December 2015, we terminated the time-charter contract of the Fuji Spirit with a subsidiary of Teekay Corporation and received an early termination fee of $4.7 million from Teekay Corporation.

In December 2015, we terminated the long-term bareboat contracts for the SPT Explorer and the Navigator Spirit conventional tankers with Teekay Corporation and paid early termination fees of $6.5 million to Teekay Corporation. Immediately following the contract terminations, we sold our 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the SPT Explorer and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers Ltd.

The following table presents our conventional tanker segment’s operating results for 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change

Revenues	30,230	33,566	(9.9)
Voyage expenses	(2,326)	(5,373)	(56.7)

Net revenues	27,904	28,193	(1.0)
Vessel operating expenses	(6,234)	(5,906)	5.6
Depreciation and amortization	(6,583)	(6,680)	(1.5)
General and administrative (1)	(1,062)	(2,136)	(50.3)
Write down of vessels	(3,897)	—	100.0

Income from vessel operations	10,128	13,471	(24.8)

Calendar-Ship-Days
Owned Vessels	1,432	1,460	(1.9)

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our conventional tankers decreased in 2015 compared to 2014, due to the sales of the SPT Explorer and the Navigator Spirit conventional tankers in December 2015.

Net Revenues. Net revenues decreased for 2015 from 2014, primarily due to:

•

a decrease of $1.8 million due to net termination fees paid to Teekay Corporation in relation to the early terminations of bareboat and time-charter contracts with a subsidiary of Teekay Corporation for the SPT Explorer, Navigator Spirit and Fuji Spirit in December 2015; and

•	a decrease of $0.4 million due to the sales of the SPT Explorer and Navigator Spirit in December 2015;

partially offset by:

•	an increase of $1.0 million due to a higher amount of reimbursed bunkers in 2015 compared to 2014; and

•	an increase of $0.9 million due to the scheduled drydocking of the Kilimanjaro Spirit during the third quarter of 2014.

Write down of vessels. Write down of vessels was $3.9 million for 2015. During 2015, the carrying value of the Kilimanjaro Spirit and Fuji Spirit were written down to their estimated fair values using appraised values. The write-downs were the result of the expected sales of these two vessels and both vessels were classified as held for sale on the Partnership’s consolidated balance sheet as of December 31, 2015.

Towage Segment

As at December 31, 2015, our towage vessel fleet consisted of six long-distance towing and offshore installation vessels and four ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver during 2016. We own a 100% interest in each of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs.

The following table presents our towage segment’s operating results for 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our towage segment. We did not operate any of these vessels during 2014 and our operating results for the segment in 2014 consisted mainly of general and administrative expenses of $4.3 million.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change

Revenues	40,112	523	7,569.6
Voyage expenses	(12,052)	(105)	11,378.1

Net revenues	28,060	418	6,612.9
Vessel operating expenses	(13,920)	—	100.0
Time-charter hire expense	(662)	—	100.0
Depreciation and amortization	(8,362)	—	100.0
General and administrative (1)	(4,598)	(4,328)	6.2

Income (loss) from vessel operations	518	(3,910)	(113.2)

Calendar-Ship-Days
Owned Vessels	1,587	—	100.0
Chartered-in Vessels	19	—	100.0

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below. General and administrative expenses for the year ended December 31, 2015 includes a business development fee of $2.2 million to Teekay Corporation related to the acquisition of the six towing and offshore installation vessels. General and administrative expenses for the year ended December 31, 2014 includes business development fees of $2.6 million relating to the acquisition of ALP.

The average number of our towing and offshore installation vessels increased for 2015 compared to 2014, due to the delivery of the six towing and offshore installation vessels during 2015.

Income (loss) from vessel operations. Income from vessel operations increased for 2015 compared to 2014, primarily due to the delivery of the six towing and offshore installation vessels throughout the first seven months of 2015.

UMS Segment

As at December 31, 2015, our UMS fleet consisted of one operational unit, the Arendal Spirit, and two newbuildings. During the second quarter of 2015, we exercised our options to defer the delivery of our second UMS newbuilding by up to one year, and the delivery and all related construction work of our third UMS by 120 days, and may decide to defer the delivery of the third UMS by an additional two years. These two newbuildings are currently scheduled to deliver in late-2016 and, subject to our exercise of a deferred delivery option, mid-2019, respectively unless we decide to cancel the newbuilding contracts. We own a 100% interest in all three units.

The UMS fleet is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. Our UMS fleet is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes DP3 keeping systems that are capable of operating in deep water and harsh weather.

The following table presents our UMS segment’s operating results and calendar-ship-days for 2015 and 2014. We had no operations during 2014 and therefore no revenues or expenditures incurred for the segment for 2014, with the exception of acquisition costs presented as general and administrative expenses. The Arendal Spirit delivered to us on February 16, 2015 and began its three year charter contract on June 7, 2015. We are currently negotiating a three-year contract extension with the charterer in exchange for a reduction in the current charter rate.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change

Revenues	28,334	—	100.0
Vessel operating expenses	(13,876)	—	100.0
Depreciation and amortization	(3,775)	—	100.0
General and administrative (1)	(4,109)	(622)	560.6
Write-down of vessel	(1,000)	—	100.0

Income (loss) from vessel operations	5,574	(622)	(996.1)

Calendar-Ship-Days
Owned Vessels	318	—	100.0

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below. General and administrative expenses for the year ended December 31, 2015 includes a business development fee of $2.0 million paid to Teekay Corporation related to the delivery of the Arendal Spirit UMS.

The average number of our operating units increased for 2015 compared to 2014, due to the delivery of the Arendal Spirit in February 2015.

Income from vessel operations. Income from vessel operations increased for 2015 compared to 2014, primarily due to the commencement of the charter contract of the Arendal Spirit in June 2015, partially offset by write-downs relating to two options to purchase two additional units, which expired during 2015.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $72.6 million for 2015, from $67.5 million for 2014. The increase was due to business development fees to Teekay Corporation of $9.7 million, $2.2 million and $2.0 million, respectively, in connection with the acquisition of the Petrojarl Knarr FPSO unit, six long-distance towing and offshore installation vessels, and the Arendal Spirit UMS recorded in the third quarter of 2015, an increase in general and administrative costs due to the acquisition of the Petrojarl Knarr FPSO unit in July 2015, the acquisition of Logitel during the third quarter of 2014, the commencement of the charter contract of the Arendal Spirit in June 2015, the commencement of the East Coast of Canada contract in June 2015 and an increase in services provided to us from Teekay Corporation as a result of our growth, partially offset by a decrease due to the strengthening of the U.S. Dollar compared to the same periods last year, a $2.1 million business development fee paid to Teekay Corporation in relation to the acquisition of the Petrojarl I FPSO unit during the fourth quarter of 2014, a $1.6 million business development fee paid to Teekay Corporation in relation to the acquisition of ALP during the second quarter of 2014, a $1.0 million acquisition fee to a third party relating to the acquisition of ALP during the first quarter of 2014, a decrease in management fees relating to our FPSO fleet primarily from our focus on obtaining final charter contract acceptance for the Voyageur Spirit in the first quarter of 2014 and a decrease in management fees relating to our shuttle tanker segment primarily from our cost saving initiatives.

Interest Expense. Interest expense increased to $122.8 million for 2015, from $88.4 million for 2014, primarily due to:

•	an increase of $26.7 million due to our assumption of debt related to the acquisition of the Petrojarl Knarr FPSO unit;

•

an increase of $17.0 million due to the borrowings and loan costs relating to the Suksan Salamander FSO unit (which commenced operations during the third quarter of 2014), the six towing vessels (which delivered throughout the first seven months of 2015), the Arendal Spirit UMS (which commenced operations during the second quarter of 2015) and the $300 million of senior unsecured bonds we issued in May 2014; and

•	an increase of $1.1 million due to the ineffective portion of unrealized losses incurred on interest rate swaps designated as cash flow hedges during 2015 for the towage newbuildings;

partially offset by

•

a decrease of $7.0 million relating to lower interest expense on our Norwegian Kroner (or NOK) bonds as a result of the depreciation of the NOK against the U.S. Dollar and a decrease in NIBOR; however, this decrease was offset by an increase in realized losses on cross currency swaps related to our NOK senior unsecured bonds, which losses are included in foreign currency exchange losses;

•	a decrease of $2.0 million due to an increase in capitalized interest on our newbuildings; and

•	a net decrease of $1.3 million due to lower debt balances, partially offset by higher interest rates on existing debt facilities compared to 2014.

Realized and Unrealized Losses on Derivative Instruments. Net realized and unrealized losses on non-designated derivative instruments were $73.7 million for 2015, compared to $143.7 million for 2014.

During 2015 and 2014, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $2.0 billion and $1.7 billion, respectively, and average fixed rates of approximately 3.2% and 3.6%, respectively. Short-term variable benchmark interest rates during these periods were generally 0.8% or less and, as such, we incurred realized losses of $60.7 million and $55.6 million during 2015 and 2014, respectively, under the interest rate swap agreements.

In addition, we incurred realized losses of $10.9 million during 2015 as a result of an early termination of an interest rate swap.

During 2015 and 2014, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in Norwegian Kroner. Additionally, during 2015 we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures denominated in Euro and Singapore Dollars.

The $70.0 million decrease in net realized and unrealized losses for 2015 was primarily due to higher current LIBOR interest rates compared to 2014, and a $87.8 million decrease in unrealized losses on interest rate swaps relating to a smaller decrease in long-term LIBOR benchmark interest rates as at December 31, 2015 relative to the beginning of 2015, compared to the decrease as at December 31, 2014 relative to the beginning of 2014, partially offset by a $10.9 million realized loss due to the early termination of an interest rate swap during 2015, a $5.2 million increase in realized losses on interest rate swaps due to a higher outstanding notional amount of interest rate swap agreements compared to last year and the transfer of previously recognized unrealized losses to realized losses on the interest rate swaps in 2015 related to actual cash settlements, and a $1.7 million net increase in realized and unrealized losses on foreign currency forward contracts due to a $11.9 million increase in realized losses on foreign currency forward contracts mainly due to the transfer of $10.2 million previously recognized unrealized losses to realized losses in 2015 related to actual cash settlements and from a stronger U.S. Dollar compared to last year.

Please see Item 5 - Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized losses on derivative instruments.

Equity Income. Equity income was $7.7 million for 2015 compared to $10.3 million for 2014. The decrease in equity income compared to last year, was primarily due to an increase in unrealized losses on derivative instruments relating to our investment in the Libra FPSO unit, partially offset by a decrease in unrealized losses on derivative instruments relating to an investment in the Itajai FPSO unit and a decrease in vessel operating expenses in the Itajai FPSO joint venture mainly due to the strengthening of the U.S. Dollar against the Brazilian Real compared to last year, and a credit received during 2015 relating to unused maintenance days in the Itajai FPSO joint venture.

Foreign Currency Exchange Loss. Foreign currency exchange losses were $17.5 million for 2015, compared to $16.1 million for 2014. Our foreign currency exchange losses, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated net monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated net monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2015, foreign currency exchange losses include realized losses of $10.1 million (2014 – loss of $2.0 million) and unrealized losses of $61.7 million (2014 – losses of $94.0 million) on the cross currency swaps, and unrealized gains of $61.2 million (2014 – gains of $86.0 million) on the revaluation of the Norwegian Kroner denominated debt. There were additional realized and unrealized foreign exchange losses of $6.8 million (2014 – losses of $6.2 million) on all other monetary assets and liabilities.

Income Tax Recovery (Expense). Income tax recovery (expense) was $21.4 million for 2015 and ($2.2) million for 2014. The increase in deferred income tax recovery of $23.9 million for 2015 compared to last year was primarily due to the acquisition of the Petrojarl Knarr FPSO unit and the commencement of the East Coast of Canada contract during 2015, and the expected commencement of the Gina Krog FSO unit contract in early-2017, from which we expect to utilize more of our Norwegian tax losses from the earnings anticipated from their contracts, as well as an expected increase in earnings from our existing fleet, which resulted in a decrease in our deferred tax asset valuation allowance and an increase in deferred income tax recovery.

Year Ended December 31, 2014 versus Year Ended December 31, 2013

Shuttle Tanker Segment

As at December 31, 2014, our shuttle tanker fleet consisted of 32 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, one shuttle tanker in lay-up as a conversion candidate, and one HiLoad DP unit. Of these 34 shuttle tankers, six were owned through 50%-owned subsidiaries, two through a 67%-owned subsidiary and two were chartered-in. The remaining vessels are owned 100% by us.

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

The average size of our owned shuttle tanker fleet increased in 2014 compared to 2013, primarily due to the delivery to us, during 2013, of four newbuilding shuttle tankers (or the BG Shuttle Tankers) and the delivery of the HiLoad DP unit in April 2014, partially offset by the sale of the Navion Norvegia in October 2014, the commencement of the conversion of the Navion Clipper to the Suksan Salamander FSO unit in April 2013, and the sale of the Basker Spirit in January 2013.

The average size of our chartered-in shuttle tanker fleet decreased for 2014 compared to 2013, primarily due to the redelivery to their owners of the Karen Knutsten in January 2014 and the Grena Knutsen in November 2013.

Net Revenues. Net revenues increased for 2014 from 2013, primarily due to:

•	an increase of $60.0 million due to the commencement of the ten-year time-charter contracts of the four BG Shuttle Tankers during 2013 and early-2014;

•	an increase of $7.6 million due to more opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market;

•	an increase of $3.8 million due to an increase in reimbursable bunker expenses; and

•	an increase of $0.8 million due to an increase in rates under certain bareboat charter contracts;

partially offset by

•

a decrease of $43.8 million due to fewer revenue days resulting from the redelivery of four vessels, to us, in July 2013, December 2013, January 2014 and February 2014, as they completed their time-charter-out agreements, a decrease in revenues in our contract of affreightment fleet due to lower fleet utilization and a decrease in rates as provided in certain contracts in our time-chartered-out fleet;

•	a decrease $5.0 million due to more repair off-hire days in our time-chartered-out fleet; and

•	a decrease of $4.6 million due to less opportunities to trade excess shuttle tanker capacity in short-term offshore projects.

Vessel Operating Expenses. Vessel operating expenses increased for 2014 from 2013, primarily due to:

•	an increase of $9.7 million due to the commencement of the time-charter-out agreements of the four BG Shuttle Tankers during 2013 and early-2014; and

•	an increase of $8.3 million relating to the HiLoad DP unit due to the commencement of operations of the unit in April 2014 and $4.7 million of mobilization costs;

partially offset by

•	a decrease of $4.4 million due to the lay-up of the Navion Norvegia in June 2014 and its subsequent sale to our 50/50 joint venture with Odebrecht in October 2014;

•	a decrease of $3.0 million primarily due to the timing of repairs and maintenance expenses, port expenses and project expenses;

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

•	a decrease of $0.7 million relating to the lay-up of the Navion Clipper in February 2013 and the subsequent FSO conversion commencing April 2013.

Time-Charter Hire Expense. Time-charter hire expense decreased for 2014 from 2013, primarily due to:

•

a decrease of $26.1 million due to the redelivery, by us, of the Karen Knutsen in January 2014 and the Grena Knutsen in November 2013. The Grena Knutsen was subsequently re-chartered by us coinciding with the redelivery of the Sallie Knutsen, in September 2014;

•	a decrease of $1.7 million due to the off-hire and drydocking of the Sallie Knusten during 2014; and

•	a decrease of $1.3 million primarily relating to the drydocking and higher off-hire of the Aberdeen during 2014;

partially offset by

•	an increase of $3.6 million due to increased spot in-chartering of shuttle tankers.

Depreciation and Amortization. Depreciation and amortization expense decreased for 2014 from 2013, primarily due to the impact from the write-down of six shuttle tankers during 2013 and lower vessel contract amortization expense, partially offset by an increase due to the delivery of the four BG Shuttle Tankers during 2013, the dry docking of shuttle tankers in late-2013 and early-to-mid-2014, and a decrease in the depreciation period of a shuttle tanker, the Randgrid, due to its expected conversion to an FSO unit.

(Write-down) and gain (loss) on sale of vessels. (Write-down) and gain on sale of vessels was ($1.6) million for 2014 which consisted of a write-down of a vessel of $4.8 million and a gain on the sale of a vessel of $3.1 million. In the third quarter of 2014, the carrying value of one of our 1990s-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down was the result of the vessel charter contract expiring in early-2015 and the expected sale of the vessel. In October 2014, a 1995-built shuttle tanker, the Navion Norvegia, was sold to our 50/50 joint venture with Odebrecht. The proceeds from the sale of the vessel were $13.4 million, which included $0.4 million for bunkers on-board at the time of sale. The net book value of the vessel at the time of sale was $6.8 million. As the vessel was sold to our 50/50 joint venture with Odebrecht, we have deferred 50% of the gain on sale of the vessel. The vessel is committed to a new FPSO conversion for the Libra field.

Write-down and loss on sale of vessels was $76.8 million for 2013, of which $37.2 million relates to two shuttle tankers which we own through a 50%-owned subsidiary and $19.3 million relates to two shuttle tankers which we own through a 67%-owned subsidiary. During 2013, the carrying value of six of our 1990s-built shuttle tankers were written down to their estimated fair values using appraised values. Of the six vessels, during the third quarter of 2013, four of the shuttle tankers were written down as the result of: the recontracting of one of the vessels, which we own through a 50%-owned subsidiary, at lower rates than expected; the cancellation of a short-term contract in September 2013; and a change in expectations for the contract renewal for two of the shuttle tankers, one operating in Brazil, and the other, which we own through a 50%-owned subsidiary, in the North Sea. In the fourth quarter of 2013, two shuttle tankers, which we own through a 67%-owned subsidiary, were written down to their estimated fair values due to a cancellation of a contract renewal and the expected sale of an aging vessel..

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

FPSO Segment

As at December 31, 2014, our FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50%. We acquired the Voyageur Spirit FPSO unit and our interest in the Itajai FPSO unit from Teekay Corporation in May 2013 and June 2013, respectively. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

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

Revenues. Revenues increased for 2014 from 2013, primarily due to:

•	an increase of $60.9 million mainly relating to the commencement of the charter for the Voyageur Spirit FPSO unit in August 2013;

•	an increase of $4.5 million due to the settlement of reimbursable expenses for the Voyageur Spirit FPSO unit during the third and fourth quarters of 2014;

•	an increase of $4.5 million due the commencement of operations of a produced water treatment plant on the Piranema Spirit in the second quarter of 2014;

•

an increase of $4.1 million due to an increase in rates on the Rio das Ostras in accordance with the annual contractual escalation adjustment and a credit earned from the charterer of the unit for unused maintenance days under the service contract;

•	an increase of $2.0 million relating to the Piranema Spirit for a credit earned from the charterer for unused maintenance days under the service contract; and

•	an increase of $1.0 million relating to an increase in daily hire rates on the Voyageur Spirit, partially offset by a decrease in incentive compensation of the unit;

partially offset by

•	a decrease of $4.8 million due to a decrease in crew hours reimbursed by the charterer of the Petrojarl Varg; and

•	a decrease of $3.0 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner.

In connection with the Voyageur Spirit sale and purchase agreement, Teekay Corporation indemnified us for lost revenue and unreimbursed repair costs from the unit being off-hire since the unit began operations on April 13, 2013 until February 21, 2014. The indemnification amount relating to lost revenue was $3.1 million and $31.3 million for 2014 and 2013, respectively. The indemnification amount relating to unreimbursed repair costs was $0.4 million and $3.6 million for 2014 and 2013, respectively. These amounts have been recorded in equity as an adjustment to the purchase price we paid for the FPSO unit.

Vessel Operating Expenses. Vessel operating expenses increased for 2014 from 2013, primarily due to:

•

an increase of $23.2 million due to the acquisition of the Voyageur Spirit FPSO unit in May 2013 and the timing of costs related to repair and maintenance on the unit in 2014, partially offset by a decrease in external consulting fees for the unit;

partially offset by

•	a decrease of $8.5 million due to the timing of costs related to repair and maintenance on the Piranema Spirit, Petrojarl Varg and Rio das Ostras FPSO units;

•	a decrease of $7.6 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner;

•	a decrease of $1.3 million primarily due to lower ship management fees for the FPSO units; and

•	a decrease of $0.9 million due to a decrease in external agency fees for the Piranema Spirit FPSO unit.

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

Net Revenues. Net revenues decreased for 2014 from 2013, primarily due to:

•	a decrease of $3.2 million due to a contract extension in April 2014 for the Pattani Spirit at a lower charter rate for an additional five years;

•	a decrease of $2.7 million due to the drydocking of the Navion Saga during the third quarter of 2014;

•	a decrease of $2.4 million due to the drydocking of the Dampier Spirit during the second quarter of 2014;

•

a decrease of $0.9 million due to a recovery of expenses in the first quarter of 2013 relating to the 2012 drydocking of the Navion Saga and the strengthening of the U.S. Dollar against the Norwegian Kroner;

•	a decrease of $0.9 million primarily due to the strengthening of the U.S. Dollar against the Australia Dollar; and

•	a decrease of $0.7 million due to an increase in bunker expenses.

partially offset by

•	an increase of $3.3 million due to the commencement of operations of the Suksan Salamander in the third quarter of 2014; and

•	an increase of $0.6 million primarily due to the timing of vessel operating expense reimbursements relating to the Dampier Spirit.

Vessel Operating Expenses. Vessel operating expenses decreased for 2014 from 2013, primarily due to:

•	a decrease of $1.7 million relating to expenditure on engineering studies completed to support our FSO tenders in 2013;

•

a decrease of $1.7 million for the Navion Saga FSO unit due to lower crew costs mainly relating to a pension expense incurred in the fourth quarter of 2013; and management transition costs incurred in the first quarter of 2013 relating to the transfer of the management of the unit from an external to internal managed unit; and

•	a decrease of $0.5 million due to the timing of services, spares and offshore expenses for the Navion Saga.

Depreciation and amortization. Depreciation and amortization expense decreased for 2014 from 2013, primarily due to an extension of the estimated useful lives of the Pattani Spirit and the Apollo Spirit, resulting from an extension of the charter periods for these units, and the completion of dry docking depreciation of the Dampier Spirit prior to its scheduled dry docking in the second quarter of 2014, partially offset by the delivery of the Suksan Salamander in August 2014.

Conventional Tanker Segment

As at December 31, 2014, we owned 100% interests in two Aframax conventional crude oil tankers (which operated under fixed-rate time charters with Teekay Corporation) and two vessels (that have additional equipment for lightering) which operated under fixed-rate bareboat charters with a 100% owned subsidiary of Teekay Corporation.

The table below excludes three additional conventional tankers as they were determined to be discontinued operations. During the first quarter of 2013, we sold a vessel and we terminated the long-term time-charter-out contract employed by one of our conventional tankers with a subsidiary of Teekay Corporation, which was subsequently sold in the second quarter of 2013. A third conventional tanker operating on a contract to Teekay Corporation was sold in the third quarter of 2013. We received early termination fees from Teekay Corporation of $6.8 million and $4.5 million in the first and second quarters of 2013, respectively, which are recorded in discontinued operations.

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

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2014	2013	% Change

Revenues	33,566	34,772	(3.5)
Voyage expenses	(5,373)	(4,532)	18.6

Net revenues	28,193	30,240	(6.8)
Vessel operating expenses	(5,906)	(5,813)	1.6
Depreciation and amortization	(6,680)	(6,511)	2.6
General and administrative(1)	(2,136)	(2,357)	(9.4)
Restructuring charge	—	(438)	(100.0)

Income from vessel operations	13,471	15,121	(10.9)

Calendar-Ship-Days
Owned Vessels	1,460	1,460	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

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

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $67.5 million for 2014, from $44.5 million for 2013, mainly due to: the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013; the acquisition of ALP during the first quarter of 2014 (including a $1.6 million business development fee paid to Teekay Corporation in relation to the acquisition during the second quarter of 2014 and a $1.0 million fee to a third party relating to the acquisition during the first quarter of 2014); the delivery of the HiLoad DP unit during the second quarter of 2014; the acquisition of Logitel during the third quarter of 2014; the commencement of operations for the four BG Shuttle Tankers during 2013 and early-2014; the acquisition of the Petrojarl I FPSO during the fourth quarter of 2014 (including a $2.1 million business development fee paid to Teekay Corporation for assistance with securing the charter contract for the Petrojarl I); an increase in business development costs relating to FPSO tenders including the Libra FPSO project; an increase in equity based compensation relating to restricted unit awards; and an increase in the corporate service fees from Teekay Corporation to support our growth due to additional efforts required; partially offset by cost savings due to the reorganization of marine operations within our shuttle tanker business unit completed in 2013.

Interest Expense. Interest expense increased to $88.4 million for 2014, from $62.9 million for 2013, primarily due to:

•

an increase of $21.0 million due to $300 million senior unsecured bonds issued during the second quarter of 2014 and borrowings relating to the Voyageur Spirit FPSO, the four BG Shuttle Tankers (which commenced operations during 2013 and early-2014), and the Suksan Salamander (which commenced operations in the third quarter of 2014);

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

During 2014 and 2013, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.7 billion and $1.6 billion, respectively, and average fixed rates of approximately 3.6%. Short-term variable benchmark interest rates during these periods were generally 0.5% or less and, as such, we incurred realized losses of $55.6 million and $63.1 million during 2014 and 2013, respectively, under the interest rate swap agreements. Included in realized losses for 2013 is a $4.1 million loss due to the termination of an interest rate swap relating to the Voyageur Spirit, which is included in the results of the Dropdown Predecessor. Please see Item 18 – Financial Statements: Note 3.

In addition, we recorded a $31.8 million realized loss in 2013 related to the early termination of an interest rate swap.

During 2014 and 2013, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in Norwegian Kroner.

The $178.5 million increase in net realized and unrealized losses was primarily due to lower current LIBOR interest rates in 2014 compared to 2013, a $209.3 million increase in unrealized losses on interest rate swaps relating to a decrease in long-term LIBOR benchmark interest rates as at December 31, 2014 relative to the beginning of 2014, compared to an increase in long-term LIBOR benchmark interest rates as at December 31, 2013 relative to the beginning of 2013, and a $8.5 million increase in realized and unrealized losses on foreign currency forward contracts due to a stronger U.S. Dollar in 2014 compared to 2013, partially offset by a $31.8 million realized loss due to the early termination of an interest rate swap in 2013, and a $7.5 million decrease in realized losses on interest rate swaps due to the decrease in the transfer of previously recognized unrealized losses to realized losses related to actual cash settlements in 2014 compared to 2013.

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

Foreign Currency Exchange Loss. Foreign currency exchange loss was $16.1 million for 2014, compared to $5.3 million for 2013. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2014, foreign currency exchange losses include realized losses of $2.0 million (2013 – gain of $1.6 million) and unrealized losses of $94.0 million (2013 – $38.6 million) on the cross currency swaps, and unrealized gains of $86.0 million (2013 - $38.0 million) on the revaluation of the Norwegian Kroner denominated debt. There were additional realized and unrealized foreign exchange losses of $6.2 million, (2013 - $6.5 million) on all other monetary assets and liabilities. During 2013, we repurchased NOK 388.5 million of the then outstanding NOK 600 million senior unsecured bonds that matured in November 2013. Associated with this, we recorded $6.6 million of realized losses on the repurchased bonds and recorded $6.8 million of realized gains on the termination of the associated cross currency swap.

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

Income Tax Expense. Income tax expense was $2.2 million for each of 2014 and 2013. Our 2014 deferred tax expense decreased, mainly due to a deferred tax recovery recognized in 2014 as a result of higher future projected income for our Norwegian tax group, while we incurred a deferred tax expense in 2013 due to lower projected income for our Norwegian tax group. The 2014 deferred tax recovery was offset by the recognition of deferred tax expense relating to the utilization of prior year losses carried forwards to offset an increase in 2014 earnings of the Dampier Spirit due to higher rates from a contract extension, and the utilization of prior year loss carry forward for the Voyageur Spirit. Our 2014 current tax expense increased, mainly due to income tax adjustments relating to the Rio das Ostras Brazilian entity during the first quarters of 2014 and 2013, and the settlement of a claim for prior taxes paid during 2013.

Net Loss from Discontinued Operations. Net loss from discontinued operations was $4.6 million for the year ended December 31, 2013. We sold the Leyte Spirit, the Poul Spirit and the Gotland Spirit during the first, second and third quarters of 2013, respectively.

If these vessels were not classified as discontinued operations, the results of the operations of these vessels would have been reported within the conventional tanker segment.

During the first and second quarters of 2013, we terminated the long-term time-charter-out contract employed by the Poul Spirit and the Gotland Spirit with a subsidiary of Teekay Corporation. We received early termination fees from Teekay Corporation of $11.3 million during 2013. In addition, we recorded write-downs and losses on sale of vessels of $18.5 million during 2013.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. Prior to the fourth quarter of 2015, the operating cash flow our vessels generated each quarter, excluding a reserve for maintenance capital expenditures and distributions on our preferred units, was generally paid out to our common unitholders within approximately 45 days after the end of each quarter. Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in these markets relative to the stability of our businesses. Based on upcoming equity capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with the uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe that it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, effective for the quarterly distribution for the fourth quarter of 2015, we have temporarily reduced our quarterly cash distributions per common unit to $0.11 from $0.56, and our near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties.

Our primary liquidity needs for 2016 and 2017 are to pay existing, committed capital expenditures and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly distributions on our outstanding common and preferred units, operating expenses and dry docking expenditures and funding general working capital requirements. We anticipate that our primary sources of funds for 2016 and 2017 will be cash flows from operations, bank debt and proceeds from the sale of certain assets. However, we currently have estimated cash flow gaps of approximately $250 million in 2016 and $90 million in 2017. These cash flow gaps represent the difference between (a) cash inflows from cash flow from vessel operations, dividends from our equity accounted joint ventures and borrowings under committed and anticipated debt financings and refinancings, and (b) cash outflows for expected capital expenditures, equity investments in joint ventures, secured and unsecured debt repayments, interest expense and our anticipated distributions on common and preferred units. In addition, we are required to pay $172.3 million upon delivery of our second UMS newbuilding, which currently is scheduled for the late-2016; however, we expect to enter into discussions with the shipyard to further delay or cancel the delivery of this unit. The cash flow gaps do not take into account utilizing the liquidity balance of $282.7 million at December 31, 2015, which comprises of unrestricted cash and undrawn revolvers. For debt covenant purposes, we need to maintain a minimum liquidity balance of 5% of total consolidated debt, which was approximately $175 million as at December 31, 2015. We are evaluating a number of potential sources to finance these cash flow gaps, including securing debt financing on our under-levered and unmortgaged assets, entering into sale-leaseback transactions, divesting of assets, issuing hybrid or other equity securities, reducing our capital expenditures relating to existing projects, accessing the unsecured bond market, utilizing existing liquidity and seeking loans from our sponsor, Teekay Corporation. We also expect to seek deferrals of certain shipyard deliveries and associated payments of our contractual obligations. There can be no assurance that any such financing will be available to us on acceptable terms, if at all.

Our liquidity needs beyond 2017 decline as a majority of our commitments for capital expenditures are in 2016 and 2017; however, this is partially offset by an increase in maturities of unsecured debt after 2017. Our ability to continue to expand the size of our fleet over the long-term is in part dependent upon our ability to continue to generate operating cash flow, particularly from our shuttle tanker and FPSO fleets, obtain long-term bank borrowings and other debt, as well as our ability to raise debt or equity financing through either public or private offerings.

As at December 31, 2015, our total future contractual obligation for vessels and newbuildings and committed conversions, including our 50% interest in the Libra FPSO conversion, was $1.5 billion, consisting of $982.8 million (2016), $237.3 million (2017), $84.2 million (2018) and $184.4 million (2019). Of this $1.5 billion of future contractual obligations, we have pre-arranged financing in place of $592.7 million and therefore a remaining funding requirement of $390.1 million (2016), $237.3 million (2017), $84.2 million (2018) and $174.1 million (2019). We expect to manage these funding requirements from the potential financing sources noted above and the deferral or cancellation of shipyard deliveries and associated payments of our contractual obligations.

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 8 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have one revolving credit facility and four term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. As at December 31, 2015, these ratios ranged from 126% to 212%. The vessel values used in these ratios are appraised values provided by third parties where available, or are prepared by us based on second-hand sale and purchase market data. Changes in the conventional or shuttle tanker, towing, UMS or FPSO markets could negatively affect these ratios. As at December 31, 2015, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at December 31, 2015, our total cash and cash equivalents were $258.5 million, compared to $252.1 million at December 31, 2014. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $282.7 million as at December 31, 2015, compared to $351.7 million as at December 31, 2014. The decrease in liquidity was primarily due to: liquidity used to fund a portion of the Knarr FPSO acquisition from Teekay Corporation in July 2015; a portion of the final installment payment on the Arendal Spirit UMS in February 2015; payments for the delivery of six towing and offshore installation vessels in 2015; payments for committed newbuildings and conversions (please read Item 18 – Financial Statements: Note 14 – Commitments and Contingencies); a reduction in the amount available for borrowing under our revolving credit facilities; and the scheduled repayments or the prepayments of outstanding term loans or revolving credit facilities; partially offset by net proceeds of $249.8 million due to the issuance of Series C Preferred Units in July 2015, net proceeds of $120.8 million due to the issuance of Series B preferred units in April 2015 and the drawdown of six new debt facilities and one existing revolving credit facility in 2015.

As at December 31, 2015, we had a working capital deficit of $504.5 million, compared to a working capital deficit of $123.5 million at December 31, 2014. The current portion of long-term debt increased mainly due to the reclassification of NOK 500 million unsecured bonds maturing in January 2016 and two revolving credit facilities maturing in the second quarter of 2016 to current debt as at December 31, 2015, the assumption of one debt facility related to the acquisition of the Knarr FPSO unit from Teekay Corporation in July 2015 and the drawdown of four new debt facilities, the proceeds of which we used primarily to fund the final installment payment on the Arendal Spirit UMS, the delivery of six towing and offshore installation vessels during 2015 and installment payments on the four towing and offshore installation newbuildings. Net amounts due to affiliates increased mainly due to the acquisition of the Knarr FPSO unit from Teekay Corporation in July 2015. We expect to manage our working capital deficit primarily with net operating cash flow and other funding initiatives, including securing debt financing on our under-levered and unmortgaged assets, entering into sale-leaseback transactions, divesting assets, issuing hybrid or other equity securities, accessing the unsecured bond markets, and seeking loans from our sponsor, Teekay Corporation.

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

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. Dollars)	2015	2014	2013

Net cash flow from operating activities	371,221	160,186	255,387
Net cash flow from (used for) financing activities	273,138	42,404	231,865
Net cash flow used for investing activities	(638,024)	(169,578)	(474,465)

Operating Cash Flows.

Net cash flow from operating activities increased to $371.2 million for 2015, from $160.2 million in 2014, primarily due to a $202.1 million increase in net revenues, a $137.4 million increase in changes in non-cash working capital and a $23.2 million decrease in dry-docking expenditures, partially offset by a $33.7 million increase in net deferred mobilization costs and long term accounts receivable, a $28.3 million increase in net interest expense, a $27.9 million increase in realized losses on derivatives, a $20.7 million increase in time-charter hire expense, a $17.1 million decrease in foreign exchange gains and other items, a $9.0 million increase in vessel operating expenses, a $9.0 million decrease in dividends received from our equity-accounted joint ventures, a $5.1 million increase in general and administrative expenses and a $0.8 million increase in restructuring costs.

The increase in non-cash working capital items for 2015 compared to 2014 is primarily due to the timing of settlements of intercompany balances with related parties and the timing of payments made to vendors, partially offset by the timing of payments received from customers.

For a further discussion of changes in income statement items described above for our six reportable segments, please read “Results of Operations”.

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

Financing Cash Flows.

In order to partially finance new acquisitions, we have issued common or preferred units to the public and to institutional investors. We raised net proceeds (including our general partner’s 2% proportionate capital contribution) of $380.2 million in 2015, $186.1 million in 2014 and $263.8 million in 2013. We purchased the Knarr FPSO unit from Teekay Corporation during 2015, and for 2015 made cash payments of $112.7 million, net of $14.2 million of cash acquired, for this acquisition. We paid finance shipyard installments for the four BG shuttle tankers in 2013. We purchased the Voyageur Spirit FPSO unit during 2013.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt were $639.4 million in 2015, $915.9 million in 2014 and $658.7 million in 2013. Net proceeds from the issuance of long-term debt decreased for 2015 from 2014, mainly due to proceeds from the issuance of NOK 1,000 million and $300.0 million unsecured bonds during 2014, which were used for general partnership purposes, and long-term debt issued to finance conversion costs for the Suksan Salamander in 2014, partially offset by the drawdown of six new debt facilities and one existing revolving credit facility during 2015, the proceeds of which we used primarily to fund the final installment payment on the Arendal Spirit UMS, the acquisition of six towing and offshore installation vessels during 2015, installment payments on the four towing and offshore installation newbuildings, upgrade payments on the Petrojarl I FPSO unit acquired from Teekay Corporation in December 2014 and conversion payments on the Gina Krog FSO unit conversion. Net proceeds from the issuance of long-term debt increased in 2014 from 2013, primarily due to the issuance of NOK 1,000 million and $300.0 million unsecured bonds in January 2014 and May 2014, respectively, and long-term debt issued to finance conversion costs for the Suksan Salamander in October 2014.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt decreased to $341.8 million in 2015, from $804.7 million in 2014 and $266.9 million in 2013.

Cash distributions paid by our subsidiaries to non-controlling interests totaled $23.6 million in 2015, $27.9 million in 2014 and $7.8 million in 2013. Cash distributions paid by us to our common and preferred unitholders and our general partner totaled $257.9 million in 2015, $214.7 million in 2014 and $192.1 million in 2013. The decrease in distributions paid by our subsidiaries to non-controlling interests in 2015 from 2014 was due to the timing of payments of cash distributions.

The increase in distributions to our common and preferred unitholders and our general partner in 2015 from 2014 was attributed to an increase of $0.0216 per unit in our cash distribution to common unitholders for our distributions relating to the third quarter of 2015, and an increase in the number of common units resulting from the 14.9 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2015, the 7.1 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2014 and an increase in the number of preferred units resulting from the issuance of 5.0 million Series B preferred units in April 2015 and the 10.4 million Series C convertible preferred units issued in July 2015. The increase in the 2015 cash distribution coincided with our acquisition of the Knarr FPSO unit.

The increase in distributions to our common and preferred unitholders and our general partner in 2014 from 2013 was attributed to two increases in our cash distribution to common unitholders, commencing with the cash distributions paid in the first quarter of 2014 and the second quarter of 2013 of $0.0131 per unit and $0.0128 per unit, respectively, or approximately 2.5% each; an increase in the number of common units resulting from the 7.1 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2014 and the 5.5 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2013; and the issuance of 6.0 million Series A preferred units in 2013. The increase in the 2014 cash distribution coincided with the completion of deliveries of the four BG Shuttle Tankers. The increase in the 2013 cash distribution coincided with our acquisition of the Voyageur Spirit FPSO unit.

The increases of $13.8 million and $46.8 million in restricted cash during 2015 and 2014, respectively, relates to an increase in collateral on cross currency swaps.

In April 2015, we completed a public offering of $125 million of our 8.5% Series B Preferred Units, raising net proceeds of approximately $120.8 million. The net proceeds from the issuance were used for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and vessel acquisitions. In July 2015, we completed a private placement of $250 million of our 8.60% Series C Preferred Units for net proceeds of approximately $249.8 million. The net proceeds from the issuance were used to partially fund the acquisition of the Knarr FPSO unit from Teekay Corporation and to fund installments for the three shuttle tanker newbuildings being constructed for the East Coast of Canada contract.

Subsequent to December 31, 2015, cash distributions of $12.0 million on our outstanding common units and general partner interest related to the fourth quarter of 2015 were declared and were paid on February 12, 2016, which included a $0.45 per common unit decrease from the cash distribution related to the third quarter of 2015 and cessation of the incentive distribution rights to the general partner. Subsequent to December 31, 2015, cash distributions for Series A, Series B and Series C Preferred Units relating to the fourth quarter of 2015 were declared and were paid on February 12, 2016, and totaled $10.8 million.

Investing Cash Flows

During 2015, net cash flow used for investing activities was $638.0 million, primarily relating to expenditures for vessels and equipment (including $215.1 million on the six towing and offshore installation vessels delivered during 2015, the $167.0 million final installment on the Arendal Spirit UMS, $89.6 million for FSO conversion costs, $88.7 million of upgrade costs on the Petrojarl I FPSO unit, $34.3 million of costs on the three newbuilding shuttle tankers, $34.1 million on the four newbuilding towing and offshore installation vessels and $35.9 million on various other vessel additions and installments) and investments in the Libra and Itajai FPSO joint ventures of $22.9 million, partially offset by proceeds of $30.4 million from the sale of SPT Explorer L.L.C. and Navigator Spirit L.L.C., $8.9 million from the sale of the Navion Svenita shuttle tanker, $5.2 million for the repayment of advances from our joint venture and scheduled lease payments of $5.0 million received from leasing our direct financing lease assets.

During 2014, net cash flow used for investing activities was $169.6 million, primarily relating to the expenditures for vessels and equipment (including installments of $59.7 million on the four newbuilding ALP towage vessels, $53.4 million on FSO conversion costs, $11.5 million on installment payments on the UMS newbuildings and $47.6 million on various other vessel additions), investments in our equity accounted joint ventures of $12.4 million, $5.2 million of advances to our joint ventures and a $2.3 million acquisition cost for 100% of the shares of ALP, partially offset by aggregate sales proceeds of $13.4 million from the sale of the Navion Norvegia shuttle tanker, scheduled lease payments of $5.1 million received from the leasing of our VOC emissions equipment and direct financing lease assets and a net cash inflow of $4.1 million due to cash received of $8.1 million as part of the acquisition of 100% of the shares of Logitel, offset by $4.0 million cash consideration paid.

During 2013, net cash flow used for investing activities was $474.5 million, primarily relating to the expenditures for vessels and equipment (including installment and final payments of $336.8 million on the four newbuilding BG shuttle tankers, $54.3 million on the HiLoad DP unit and $64.5 million on various other vessel additions) and a $52.5 million acquisition from Teekay Corporation of its 50% interest in the Itajai FPSO joint venture, partially offset by aggregate sale proceeds of $28.0 million from the sale of the Basker Spirit shuttle tanker and the Leyte Spirit, the Poul Spirit and the Gotland Spirit conventional tankers and the scheduled lease payments of $5.6 million received from the leasing of our VOC emissions equipment and direct financing lease assets.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2015:

	Total	2016	2017	2018	2019	2020	Beyond 2020
	(in millions of U.S. Dollars)

U.S. Dollar-Denominated Obligations
Bond repayments (1)	320.0	—	10.0	—	310.0	—	—
Secured debt - scheduled repayments (1)	2,050.0	316.1	374.4	345.8	280.3	181.9	551.5
Secured debt - repayments on maturity	728.7	113.6	184.7	144.1	25.0	40.0	221.3
Chartered-in vessels (operating leases)	125.5	63.3	41.4	16.7	4.1	—	—
Acquisition of vessels and newbuildings and committed conversion costs (2)	1,492.2	974.4	259.5	84.2	174.1	—	—
Share repurchase option (3)	40.2	40.2	—	—	—	—	—
Norwegian Kroner-Denominated Obligations
Bond repayments (4)	327.9	56.5	67.8	90.5	113.1	—	—

Total contractual obligations	5,084.5	1,586.3	925.6	681.3	896.6	221.9	772.8

(1)

Excludes expected interest for U.S. Dollar-Denominated debt of $85.5 million (2016), $72.6 million (2017), $58.8 million (2018), $40.7 million (2019), $23.2 million (2020) and $44.3 million (beyond 2020). Expected interest payments for secured debts are based on existing interest rates (fixed-rate loans) and LIBOR, plus margins which ranged between 0.30% and 3.25% (variable-rate loans) as at December 31, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.

(2)

Consists of the acquisition of four towing and offshore installation newbuildings, two UMS newbuildings and three shuttle tanker newbuildings, our 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit and the FSO conversion for the Randgrid shuttle tanker. Please read Item 18 – Financial Statements: Note 14 (b), (c), (d), (e), (f) and (g) – Commitments and Contingencies, and Note 18 (a) and (b) – Acquisitions. We have pre-arranged financing of approximately $592.7 million relating to our capital expenditure commitments for 2016. We are in the process of obtaining, or expect to obtain, additional debt financing for our remaining capital commitments relating to our newbuildings on order as at December 31, 2015.

(3)

Relates to a put and call option agreement we entered into in December 2015 with our 50/50 joint venture partner, Odebrecht, relating to the FPSO conversion for the Libra field. The agreement provides Odebrecht with a put option to sell 15%, 20% or 25% of the shares in the joint venture to the Partnership for consideration of $24.1 million, $32.1 million and $40.2 million, respectively. The exercise date for the put option is April 25, 2016 with a settlement date on May 25, 2016. Please read Item 18 – Financial Statements: Note 14 (h) – Commitments and Contingencies.

(4)

Norwegian Kroner-denominated bond repayments are based on the foreign exchange rate as at December 31, 2015 and exclude the impact of the cross-currency swaps. Excludes expected interest payments of $16.3 million (2016), $11.7 million (2017), $6.5 million (2018) and $0.5 million (2019). Expected interest payments are based on NIBOR, plus margins which ranged between 4.00% and 5.75% as at December 31, 2015. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our Norwegian Kroner-denominated obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies.

Revenue Recognition

Description. A portion of our revenues are generated from voyages servicing contracts of affreightment and to a lesser extent, spot voyages. Within the shipping industry, the two methods used to account for revenues and expenses are the proportionate performance and the completed voyage methods. Most shipping companies, including us, use the proportionate performance method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. We recognize revenues from towage voyage charters ratably in proportion to the stage of completion of a project, which is determine based on upon an assessment of the work performed. Revenues from FPSO service contracts are recognized as service is performed. Revenues from UMS contracts are recognized as the service is performed. We generally do not recognize revenues during days that a vessel is off hire.

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

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

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

The following table presents by segment, the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2015. Specifically, the following table reflects all such vessels, except those operating on contracts, where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels employed on single-voyage, or spot charters, as well as those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. The table is disaggregated for vessels which have estimated future undiscounted cash flows that are only marginally or significantly greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would not necessarily represent vessels that would likely be impaired in the next 12 months. The recognition of impairment in the future for those vessels may primarily depend upon our decision to dispose of the vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimate of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract. The recognition of impairment in the future may be more likely for vessels that have estimated future undiscounted cash flow only marginally greater than their respective carrying value.

(in thousands of U.S. Dollars, except number of vessels) Reportable Segment	Number of Vessels		Market Values(1) $	Carrying Values $
Shuttle Tanker Segment	2	(2)	76,441	78,019
FSO Segment	1	(2)	6,000	10,286

(1)

Market values are determined using reference to second-hand market comparable values or using a depreciated replacement cost approach as at December 31, 2015. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers and FSO units may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

The estimated market values for the shuttle tankers were based on second-hand market comparable values for conventional tankers of similar age and size, adjusted for shuttle tanker specific functionality. The estimated market value for the HiLoad DP unit in the table above was based on the present value of expected future cash flows given that there is no market comparable values for this unit. The estimated market value for the FSO unit in the table above was based on second-hand market comparable values for similar vessels. Given the advanced age of these vessels, the estimated market values substantially reflect the price of steel and amount of steel in the vessel.

(2)	Undiscounted cash flows for these vessels are only marginally greater than their carrying values.

Judgments and Uncertainties. Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Shuttle and conventional tankers are depreciated using an estimated useful life of 20 to 25 years commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessel for the estimated useful life. FPSO units are depreciated using an estimated useful life of 20 to 25 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. Some of our FPSO units have oil field specific equipment which is depreciated over the expected life of the oil field. FSO units are depreciated over the term of the contract. UMS’ are depreciated over an estimated useful life of 35 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. Towage vessels are depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and estimated historical scrap rates. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

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

Judgments and Uncertainties. Amortization of capitalized dry-dock expenditures requires us to estimate the period of the next dry docking or estimated useful life of dry-dock expenditures. While we typically dry dock each shuttle tanker, conventional oil tanker and towage vessel every two and a half to five years, we may dry dock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. A change in our estimate of the useful life of a dry dock will have a direct effect on our annual amortization of dry-docking expenditures.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill or intangible assets. Accordingly, the allocation of the purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite-lived assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

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

As of December 31, 2015, the shuttle segment and the towage segment had goodwill attributable to them. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the section entitled “Forward-Looking Statements.”

Aggregate amortization expense of intangible assets for 2015 and 2014 was $3.2 million and $4.0 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets. As at December 31, 2015 and 2014, the net book value of intangible assets was $3.2 million and $6.4 million, respectively.

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

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As at December 31, 2015, we had a valuation allowance of $75.3 million (2014 - $128.4 million).

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

Directors and Executive Officers of Teekay Offshore GP L.L.C.

The following table provides information about the directors and executive officers of our general partner, Teekay Offshore GP L.L.C. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors and officers are as of December 31, 2015.

Name	Age	Position
C. Sean Day	66	Chairman (1)
Peter Evensen	57	Chief Executive Officer, Chief Financial Officer and Director
Kenneth Hvid	47	Director
David L. Lemmon	73	Director (1) (2)
Carl Mikael L.L. von Mentzer	71	Director (1) (2)
John J. Peacock	72	Director (1) (2)

(1)	Member of Corporate Governance Committee.
(2)	Member of Audit Committee and Conflicts Committee.

Certain biographical information about each of these individuals is set forth below.

C. Sean Day has served as Chairman of Teekay Offshore GP L.L.C. since it was formed in August 2006. Mr. Day has also served as Chairman of the Board of Teekay Corporation since September 1999. He served as Chairman of Teekay GP L.L.C. until 2015 and is currently a board member. He served as Chairman of Teekay Tankers from 2007 until 2013. From 1989 to 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to that, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation and Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay Corporation’s largest shareholder, to oversee its investments, including that in the Teekay Corporation group of companies.

Peter Evensen has served as Chief Executive Officer, Chief Financial Officer and a Director of Teekay Offshore GP L.L.C. since August 2006. On April 1, 2011, Mr. Evensen became President and Chief Executive Officer of Teekay Corporation and also became a Director of Teekay Corporation. He also serves as Chief Executive Officer, Chief Financial Officer and a Director of Teekay GP L.L.C. He served as a Director of Teekay Tankers Ltd. from 2007 until 2013 and from June 2015 to present. He joined Teekay Corporation in 2003 as Senior Vice President, Treasurer and Chief Financial Officer and in 2006 was appointed Executive Vice President and Chief Strategy Officer. Mr. Evensen has over 30 years of experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Kenneth Hvid has served as a Director of Teekay Offshore GP L.L.C. since April 2011. In May 2015 Mr. Hvid was appointed President and CEO of Teekay Offshore Group Ltd. He served as a Director of Teekay GP L.L.C. from 2011 until June 2015 and as Executive Vice President and Chief Strategy Officer of Teekay Corporation from April 2011 until December 2015. He joined Teekay Corporation in October 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the liquefied natural gas business. He held that position until the beginning of 2006, when he was appointed President of the Teekay Navion Shuttle Tankers and Offshore division of Teekay Corporation. In that role, he was responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the FSO business and related offshore activities. Mr. Hvid has 27 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

David L. Lemmon has served as a Director of Teekay Offshore GP L.L.C since December 2006. Mr. Lemmon served on the board of directors of Kirby Corporation, a position he held from April 2006, until April 29, 2014. Mr. Lemmon also serves on the board of directors of Deltic Timber Corporation a position he has held since February of 2007. Mr. Lemmon was the President and Chief Executive Office of Colonial Pipeline Company from 1997 until his retirement in March of 2006. Prior to joining Colonial Pipeline Company, he served as President of Amoco Pipeline Company for seven years, as part of a career with Amoco Corporation that spanned 32 years. Mr. Lemmon has served as a member of the board of directors of the American Petroleum Institute, the National Council of Economic Education and the Battelle Energy Advisory Committee. He has served as a member of the Northwestern University Business Advisory Committee and as a guest faculty member at Northwestern University’s Kellogg Graduate School of Management.

Carl Mikael L.L. von Mentzer has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Since 1998, Mr. von Mentzer has served as a non-executive director of Concordia Maritime AB in Gothenburg, Sweden and since 2002, has served as Deputy Chairman of its board of directors until May 2014. Prior to 1998 Mr. von Mentzer served in executive positions with various shipping and offshore service companies, including Gotaverken Arendal AB and Safe Partners AB in Gothenburg, Sweden and OAG Ltd. in Aberdeen, Scotland. He has also previously served as a non-executive director for Northern Offshore Ltd., in Oslo, Norway, and GVA Consultants in Gothenburg, Sweden.

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

B. Compensation

Executive Compensation

Peter Evensen, the Chief Executive Officer and Chief Financial Officer of our general partner, and Kenneth Hvid, a director of our general partner, are each an employee of a subsidiary of Teekay Corporation. Each executive’s compensation (other than any awards under the long-term incentive plan described below) is set and paid by the Teekay Corporation subsidiary, and we reimburse the Teekay Corporation subsidiary for time they spend on our partnership matters.

During 2015, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of the officers of the general partner incurred on our behalf excluding any long-term incentive plan awards issued directly by the Partnership as described below, was $2.2 million.

Compensation of Directors

Officers of our general partner or Teekay Corporation who also serve as directors of our general partner do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. During 2015, each non-employee director, other than the Chair, received a director fee of $50,000 for the year and an award of common units with an aggregate maximum value of approximately $70,000 for the year. The Chair received a director fee of $50,000 and an additional annual fee of $37,500 for the year and an award of common units with a value of approximately $87,500 for the year. In addition, members of the audit, conflicts and corporate governance committees each received an additional committee fee of $5,000 for the year, and the chairs of each committee received an additional fee of $12,000 for the year for serving in that role. In addition, each director was reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2015, the four non-employee directors received, in the aggregate, $308,500 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. For the year ended December 31, 2015, an aggregate of 14,603 common units, with a grant date fair value of $0.3 million, based on our closing unit price on the grant date, were granted and issued to the non-employee directors of the general partner as part of their annual compensation for 2015.

2006 Long-Term Incentive Plan

Our general partner adopted the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. In March 2015, our general partner awarded 102,834 restricted units to certain employees of its affiliates who provide services to our business with a grant date fair value of $2.1 million, based on our closing unit price on the grant date. Each restricted unit is equal in value to one unit of our common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest evenly over a three year period from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted units is paid to each grantee in the form of common units or cash.

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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised solely of independent members, and operates under a written charter adopted by the Board, other than the Conflicts Committee. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Investors – Teekay Offshore Partners L.P. - Governance” from the home page of our web site at www.teekay.com. During 2015, the Board held six meetings. Each director attended all Board meetings. The members of the Audit Committee, the Conflicts Committee and the Corporate Governance Committee attended all meetings.

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

D. Employees

Crewing and Staff

As of December 31, 2015, approximately 1,400 seagoing staff served on our vessels. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries. As of December 31, 2015, approximately 166 staff served on shore in technical, commercial and administrative roles in Norway, Brazil and Singapore, compared to approximately 149 staff in Norway, Brazil and Singapore as of December 31, 2014. Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please see Item 7 – Major Unitholders and Related Party transactions – Certain Relationships and Related Party Transactions.

Teekay Corporation regards attracting and retaining motivated seagoing personnel as a top priority, and offers seafarers what we believe are highly competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate our Bahamian-flagged vessels. Substantially all officers and seamen for the Norway-flagged vessels are covered by a collective bargaining agreement with Norwegian unions (Norwegian Maritime Officers’ Association, Norwegian Union of Marine Engineers and the Norwegian Seafarers’ Union). Teekay Corporation has entered into a Collective Bargaining Agreement with Sindicato dos Trabalhadores Offshore do Brasil (or SINDITOB), which covers substantially all Brazilian resident offshore employees on board our FPSO units Rio das Ostras and Piranema Spirit. Teekay Corporation has entered into a Collective Bargaining Agreement with Norwegian offshore unions (SAFE, Industry Energi and DSO), through our membership in Norwegian Shipowners Association (or NSA). The agreement covers substantially all of the offshore employees on board our FPSOs on the Norwegian Continental Shelf. Teekay Corporation has entered into a Collective Bargaining Agreement with the Fish, Food and Allied Workers Union of Newfoundland and Labrador in Canada. The agreement covers substantially all of the offshore employees on board our shuttle tankers operating in the East Coast of Canada. We believe Teekay Corporation’s relationships with these local labor unions are good.

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

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2015, of our units by all directors and officers of our general partner as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units that the person has the right to acquire as of February 29, 2016 (60 days after December 31, 2015) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned(3)

All directors and officers as a group (6 persons) (1) (2)	406,784	0.38%

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

A. Major Unitholders

The following table sets forth the beneficial ownership, as of December 31, 2015, of our units by each person we know to beneficially own more than 5% of the outstanding units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of February 29, 2016 (60 days after December 31, 2015) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table:

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned
Teekay Corporation (1)	38,211,772	35.7%
Advisory Research Inc. (2)	6,551,542	6.1%

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.
(2)

Includes sole voting power of Advisory Research Inc. as to 6,470,122 units and sole dispositive power of Advisory Research as to 6,551,542 units, and shared voting power and shared dispositive power by Piper Jaffray Companies with respect to such same shares. This information is based on the Schedule 13G filed by this group with the SEC on February 16, 2016.

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B. Certain Relationships and Related Party Transactions

a)	C. Sean Day is the Chairman of our general partner, Teekay Offshore GP L.L.C. He also is the Chairman of Teekay Corporation, and board member of Teekay GP L.L.C., the general partner of Teekay LNG.

Peter Evensen is the President and Chief Executive Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay Offshore GP L.L.C and Teekay GP L.L.C., and a Director of Teekay Corporation, Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Tankers Ltd.

Kenneth Hvid is a Director of Teekay Offshore GP L.L.C. Mr. Hvid was also Executive Vice President and Chief Strategy Officer of Teekay Corporation until December 2015.

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

•

owning, operating or chartering Offshore Vessels and related time charters and contracts of affreightment that relate to tenders, bids or awards for an offshore project that Teekay Corporation or any of its subsidiaries submits or receives; however, at least one year after the delivery date of any such Offshore Vessel, Teekay Corporation must offer to sell the Offshore Vessel and related contract to us, with the vessel valued (i) for newbuildings originally contracted by Teekay Corporation, at its “fully-built-up cost” (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire, construct, and/or convert and bring such Offshore Vessel to the condition and location necessary for our intended use, plus project development costs for completed projects and projects that were not completed but, if completed, would have been subject to an offer to us pursuant to the omnibus agreement) and (ii) for any other vessels, Teekay Corporation’s cost to acquire a newbuilding from a third party or the fair market value of any existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the “fully-built-up cost” of converting the vessel prior to delivery to us; or

•

acquiring, operating or chartering Offshore Vessels if our general partner has previously advised Teekay Corporation or Teekay LNG that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the vessels.

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

The omnibus agreement and a subsequent agreement also obligated Teekay Corporation to offer to sell to us the Foinaven FPSO, an existing unit of a wholly-owned subsidiary of Teekay Corporation, subject to approvals required from the charterer. The purchase price for the Foinaven FPSO would be its fair market value.

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

Please read Item 18. – Financial Statements: Note 14 – Commitments and Contingencies: Parts i) and j) for a description of the claims made against us.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our general cash distribution policy reflects a basic judgment that our common unitholders are better served by our distributing our available cash (as defined in our partnership agreement and after deducting expenses, including estimated maintenance capital expenditures and reserves) rather than our retaining it. However, commencing with our distribution on common units relating to the fourth quarter of 2015, we have temporarily and significantly reduced the amount of our quarterly per common unit cash distributions. Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in these markets relative to the stability of our businesses. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, the board of directors of our general partner believes it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, we have temporarily reduced our quarterly distributions on our common units. This reduction in the amount of common unit distributions to establish cash reserves for these purposes is consistent with our cash distribution policy, and the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance capital expenditures and reserves, including reserves for future capital expenditures and for anticipated future credit needs).

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

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the common unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the common unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the common unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest and assume the general partner has contributed any capital necessary to maintain its 2.0% general partner interest and has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98.0%	2.0%
First Target Distribution	Up to $0.4025	98.0%	2.0%
Second Target Distribution	Above $0.4025 up to $0.4375	85.0%	15.0%
Third Target Distribution	Above $0.4375 up to $0.525	75.0%	25.0%
Thereafter	Above $0.525	50.0%	50.0%

During 2015, cash distributions with respect to the first three quarters of 2015 exceeded $0.4025 per common unit, and were below $0.4025 per common unit with respect to the distribution for the fourth quarter of 2015. Consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per common unit calculation up to September 30, 2015 and increasing percentages were not used to calculate the General Partner’s interest in net income for the purposes of the net income per common unit calculation from October 1, 2015 to December 31, 2015.

Item 9.	The Offer and Listing

Our common units are traded on the NYSE under the symbol “TOO”. The following table sets forth the high and low sales prices for our common units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2014	2013	2012	2011

High	$26.73	$37.46	$36.09	$30.14	$31.50
Low	$3.68	$20.61	$26.17	$24.55	$22.01

Quarter Ended	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2016	2015	2015	2015	2015	2014	2014	2014	2014

High	$6.68	$17.30	$20.38	$24.72	$26.73	$33.77	$36.44	$37.46	$33.46
Low	$2.30	$3.68	$13.74	$19.21	$18.91	$20.61	$32.66	$32.41	$30.87

Month Ended	Mar. 31,	Feb. 29,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,	Sep. 30,
	2016	2016	2016	2015	2015	2015	2015

High	$6.68	$4.62	$6.50	$13.44	$16.72	$17.30	$17.75
Low	$3.00	$2.30	$2.63	$3.68	$12.51	$14.38	$13.76

Our Series A Preferred Units are traded on the NYSE under the symbol “TOOPA”. The following table sets forth the high and low sales prices for our Series A Preferred Units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2014	2013(1)

High	$24.00	$26.83	$26.46
Low	$11.70	$21.85	$24.01

Quarter Ended	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2016	2015	2015	2015	2015	2014	2014	2014	2014

High	$16.84	$20.15	$21.44	$23.41	$24.00	$26.03	$26.83	$26.60	$25.80
Low	$8.02	$11.70	$15.68	$20.12	$22.07	$21.85	$24.63	$25.05	$24.31

Month Ended	Mar. 31,	Feb. 29,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,	Sep. 30,
	2016	2016	2016	2015	2015	2015	2015

High	$16.84	$14.85	$16.08	$17.64	$20.15	$19.52	$18.49
Low	$14.04	$8.73	$8.02	$11.70	$15.90	$16.00	$15.78

(1)	Period from May 2, 2013 through December 31, 2013.

Our Series B Preferred Units are traded on the NYSE under the symbol “TOOPB”. The following table sets forth the high and low sales prices for our Series B Preferred Units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31,
	2015(1)

High	$25.05
Low	$12.31

Quarter Ended	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
	2016	2015	2015	2015(2)

High	$18.20	$21.83	$24.32	$25.05
Low	$9.08	$12.31	$17.02	$22.82

Month Ended	Mar. 31,	Feb. 29,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,	Sep. 30,
	2016	2016	2016	2015	2015	2015	2015

High	$18.20	$17.25	$18.12	$18.99	$21.83	$21.37	$20.04
Low	$15.85	$10.18	$9.08	$12.31	$15.62	$17.00	$17.02

(1)	Period from April 14, 2015 through December 31, 2015.
(2)	Period from April 14, 2015 through June 30, 2015.

Our 6.00% Notes due 2019 are traded on the NYSE under the trading number “EK289435”. The following table sets forth the high and low sales prices for our 6.00% Notes due 2019 on the NYSE for each of the periods indicated:

Year Ended	Dec. 31,	Dec. 31,
	2015	2014(1)

High	$94.50	$103.47
Low	$50.50	$88.75

Quarter Ended	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
	2016	2015	2015	2015	2015	2014	2014	2014(2)

High	$69.85	$87.14	$93.00	$93.99	$94.50	$100.00	$103.47	$103.47
Low	$39.60	$50.50	$68.90	$86.50	$87.20	$88.75	$97.81	$100.00

Month Ended	Mar. 31,	Feb. 29,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,	Sep. 30,
	2016	2016	2016	2015	2015	2015	2015
	$69.85	$60.08	$69.00	$78.75	$83.75	$87.14	$87.63
High	$52.02	$49.92	$39.60	$50.50	$71.50	$74.00	$68.90
Low

(1)	Period from May 23, 2014 through December 31, 2014.
(2)	Period from May 23, 2014 through June 30, 2014.

Item 10.	Additional Information

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

c)	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. Please read Item 6 – Directors, Senior Management and Employees – 2006 Long-term Incentive Plan for a summary of certain plan terms.

d)	Agreement, dated January 25, 2013, for NOK 500,000,000 Senior Unsecured Bonds due January 2016, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.00% per annum.

e)	Agreement, dated January 25, 2013, for NOK 800,000,000 Senior Unsecured Bonds due January 2018, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.75% per annum.

f)

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

g)	Agreement, dated September 10, 2013, for U.S. $174,150,000 senior secured bonds due December 2013 between Teekay Shuttle Tanker Finance L.L.C. and Wells Fargo.

h)	Agreement, dated January 30, 2014, for NOK 1,000,000,000 Senior Unsecured Bonds due January 2019, between us and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.25% per annum.

i)

Agreement, dated February 24, 2014, for a U.S. $815,000,000 Secure Term Loan Facility, among Knarr L.L.C., Citibank, N.A. and others, of which $614,944,162 is due through 2026, $120,000,000 is due through 2024 and $80,055,838 is due through 2020. The KEXIM and commercial facilities bear interest at LIBOR plus a margin of 2.75%, the K-Sure facility bears interest at LIBOR plus a margin of 2.10%, the KEXIM guarantee facility bears interest at LIBOR plus a margin of 1.90% and the GIEK facility bears interest at LIBOR plus a margin of 1.20%. The amounts available under all facilities reduce semi-annually, with no bullet reduction on the KEXIM, KEXIM guarantee and K-Sure facilities on maturity in June 2026, no bullet reduction on the GIEK facility with maturity in June 2024 and a bullet reduction of $40.0 million on the commercial facility on maturity in June 2020.

j)

Indenture, dated May 30 2014, for U.S. $300,000,000 Senior Unsecured Bonds due July 2019 in the U.S. bond market, between us and The Bank of New York Mellon. The interest payments on the bonds are fixed at a rate of 6.0%.

k)

Agreement, dated October 14, 2014, for a U.S. $330,000,000 Revolving Credit Facility between us, Den Norske Bank Capital LLC and various other banks. This facility bears interest at LIBOR plus a margin of 2.25%. The purpose of this facility is to refinance the OPCO U.S. $940,000,000 revolving credit facility and the Norsk Teekay Holdings U.S. $455,000,000 revolving credit facility. The amount available under the facility reduces quarterly. As at December 31, 2015, our obligations under the facility are secured by first-priority mortgages granted on 12 of our shuttle tankers and two of our conventional tankers, together with other related security.

l)	Purchase Agreement, dated April 6, 2015, for the purchase of Knarr L.L.C. and Teekay Knarr AS, between us and Teekay Corporation.

m)	Agreement, dated July 31, 2015, for a U.S. $803,711,787 term loan due 2027, among OOGTK Libra GmbH & Co KG, ABN AMRO Bank N.V. and various other banks.

Exchange Controls and Other Limitations Affecting Unitholders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to holders of our securities that are non-resident and not citizens.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of The Marshall Islands or our partnership agreement.

Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Offshore Partners L.P.

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

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of the ownership or disposition of our units.

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

Distributions

We have elected to be taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s units, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s units will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our units and thereafter as capital gain, which will be either long term or short term capital gain depending upon whether the U.S. Holder has held the units for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our units will be treated as foreign source income and generally will be treated as “passive category income”.

Subject to holding period requirements and certain other limitations, dividends received with respect to our units by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below) Any dividends received with respect to our units not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

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

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce, or are held for the production of, passive income.

For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our units may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our units (which is not within our control) may impact the determination of whether we are a PFIC. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

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

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of units to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

Non-United States Tax Consequences

Marshall Islands Tax Consequences. Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to our initial public offering and follow-on offerings was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of the Marshall Islands on distributions, including upon a return of capital, made to unitholders, so long as such persons are not citizens of and do not reside in, maintain offices in, nor engage in business in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of our common units.

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

We believe that our activities and affairs are conducted in such a manner that we are not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of our units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is resident and based in Bermuda) provides certain services to Teekay Offshore Partners L.P. and obtains some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and, subject to any relief provided under the Canada-U.S. Treaty, would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by us in Canada. The Canada-U.S. Treaty contains a treaty benefit denial rule which may have the effect of denying relief thereunder from Canadian taxation to U.S. Resident Holders in respect of any income attributable to a business carried on by us in Canada.

Although we do not intend to do so, there can be no assurance that the manner in which we carry on our activities will not change from time to time as circumstances dictate or warrant in a manner that may cause U.S. Resident Holders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the SEC’s Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR or NIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

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

The tables below provide information about financial instruments as at December 31, 2015 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
						There-		Fair Value
	2016	2017	2018	2019	2020	after	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.)(2)	411.1	542.8	470.0	284.3	202.3	665.1	2,575.6	2,560.9	2.5%
Variable Rate (NOK)(3)	56.5	67.8	90.5	113.1	—	—	327.9	282.4	5.8%
Fixed Rate Debt ($U.S.)	18.6	26.3	19.9	331.0	19.6	107.7	523.1	414.0	5.1%
Interest Rate Swaps:
Contract Amount (4)(5)	443.4	220.3	229.0	106.0	459.9	759.8	2,218.4	236.0	3.2%
Average Fixed Pay Rate(2)	2.9%	1.8%	1.8%	2.7%	2.9%	4.4%	3.2%

(1)

Rate relating to long-term debt refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt. Rate relating to interest rate swaps refers to the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of December 31, 2015 ranged between 0.30% and 3.25% based on LIBOR and between 4.00% and 5.75% based on NIBOR.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)

Interest payments on NOK-denominated debt and interest rate swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars. Please see the table in the Foreign Currency Fluctuation Risk section below and read Item 18 – Financial Statements: Note 12 – Derivative Instruments.

(4)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(5)

Includes six interest rate swaps, which as at December 31, 2015, had a total notional amount of $763.5 million and a total fair value liability of $196.1 million. These interest rate swaps include early termination provisions, which if exercised, would terminate these interest rate swaps in the second half of 2016 and the second half of 2017.

Foreign Currency Fluctuation Risk

Our functional currency is the U.S. Dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses, general and administrative expenses and a portion of our capital conversion and upgrade projects in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollar, Brazilian Real, British Pound, Euro and Singapore Dollar. For the years ended December 31, 2015 and 2014, approximately 37.8% and 44.6%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge these currency fluctuation risks in the future. At December 31, 2015, we were committed to the following foreign currency forward contracts:

					Fair Value / Carrying
	Contract Amount	Average	Expected Maturity		Amount of Asset (Liability)
	in Foreign Currency	Forward	2016	2017	(in thousands of U.S. Dollars)
	(thousands)	Rate (1)	(in thousands of U.S. Dollars)		Non-hedge
Norwegian Kroner	590,000	7.62	54,577	22,896	(10,688)
Euro	11,103	0.91	12,153	—	(45)
Singapore Dollar	22,442	1.36	16,537	—	(776)

					(11,509)

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 18 – Financial Statements: Note 12 – Derivative Instruments.

As at December 31, 2015, we were committed to the following cross currency swaps:

Principal	Principal				Fair Value /
Amount	Amount	Floating Rate Receivable			Carrying Amount of
NOK	USD	Reference		Fixed Rate	Asset (Liability)	Remaining
(Thousands)		Rate	Margin	Payable	(Thousands of U.S. Dollars)	Term (years)
600,000	101,351	NIBOR	5.75%	7.49%	(36,504)	1.1
500,000	89,710	NIBOR	4.00%	4.94%	(33,714)	0.1
800,000	143,536	NIBOR	4.75%	6.07%	(56,985)	2.1
1,000,000	162,200	NIBOR	4.25%	6.42%	(56,124)	3.1

					(183,327)

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at December 31, 2015, we were not committed to any bunker fuel swap contracts.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2015.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2015.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2015.

Item 16A.	Audit Committee Financial Expert

The board of directors of our general partner has determined that director John J. Peacock qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted a Standards of Business Conduct that applies to all our employees and the employees and directors of our general partner. This document is available under “Investors – Teekay Offshore Partners L.P. – Governance” from the home page of our web site (www.teekay.com). We intend to disclose, under “Investors – Teekay Offshore Partners L.P. – Governance” in the Investors section of our web site, any waivers to or amendments of the Code of Ethics for the benefit of any directors and executive officers of our general partner.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2015 and 2014 was KPMG LLP, Chartered Professional Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP for 2015 and 2014.

	2015	2014
	(in thousands of U.S. Dollars)
Audit Fees (1)	$1,033	$841
Audit-related Fees (2)	—	24
Tax Fees (3)	23	34

Total	$1,056	$899

(1)

Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings, including professional services in connection with the review of our regulatory filings for our follow-on offering of common units and offerings of preferred units.

(2)	For 2014, audit-related fees relate primarily to assistance with general accounting issues.
(3)	For 2015 and 2014, tax fees relate primarily to corporate tax compliance fees.

The Audit Committee of our general partner’s board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2015.

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

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P. (1)

1.2	Fourth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)

1.3	Certificate of Formation of Teekay Offshore GP L.L.C. (1)

1.4	Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (1)

1.5	Certificate of Limited Partnership of Teekay Offshore Operating L.P. (1)

1.6	Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating Partners L.P. (1)

1.7	Certificate of Formation of Teekay Offshore Operating GP L.L.C. (1)

1.8	Amended and Restated Limited Liability Company Agreement of Teekay Offshore Operating GP L.L.C. (1)

2.1	Agreement, dated January 25, 2012, among Teekay Offshore Partners L.P. and Norsk Tillitsman ASA for NOK 600,000,000 Senior Unsecured Bonds due 2017. (6)

2.2	Agreement, dated January 25, 2013, among Teekay Offshore Partners L.P. and Norsk Tillitsman ASA for NOK 500,000,000 Senior Unsecured Bonds due 2016. (6)

2.3	Agreement, dated January 25, 2013, among Teekay Offshore Partners L.P. and Norsk Tillitsman ASA for NOK 800,000,000 Senior Unsecured Bonds due 2018. (6)

2.4	Agreement, dated May 29, 2013, between Teekay Offshore Partners L.P. and J.P. Morgan Securities L.L.C. to offer and sell common units having an aggregate offering price of up to $100,000,000 under the Continuous Offering Program. (7)

2.5	Agreement, dated September 10, 2013, between Teekay Shuttle Tanker Finance L.L.C. and Wells Fargo for senior secured bonds $174,150,000 due 2023. (8)

2.6	Agreement, dated January 30, 2014, for NOK 1,000,000,000 Senior Unsecured Bonds due January 2019, between Teekay Offshore Partners L.P. and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.25% per annum. (11)

2.7	Indentures, dated May 30 2014, for U.S. $300,000,000 Senior Unsecured Bonds due July 2019 in the U.S. bond market, between Teekay Offshore Partners L.P. and The Bank of New York Mellon. (9)

2.8	First Supplemental Indenture, dated as of May 30, 2014, among Teekay Offshore Partners L.P., Teekay Offshore Finance Corp. and The Bank of New York Mellon, as trustee. (9)

2.9	Agreement, dated October 14, 2014, for a U.S. $330,000,000 Revolving Credit Facility between Teekay Offshore Partners L.P., Den Norske Bank Capital LLC and various other banks. (11)

2.10	Purchase Agreement, dated April 6, 2015 for Knarr L.L.C. and Teekay Knarr AS, between Teekay Corporation and Teekay Offshore Partners L.P. (12)

2.11	Agreement, dated February 2, 2015, among Logitel Offshore Rig I Pte.Ltd. and Citibank N.A., London Branch for a U.S. $150,000,000 term loan, of which U.S. $117,000,000 is due 2025 and U.S. $33,000,000 is due 2021. (14)

2.12	Agreement, dated February 6, 2015, among ALP Forward B.V., ALP Ace B.V., ALP Centre B.V., ALP Guard B.V., ALP Winger B.V. and ALP Ippon B.V. and Credit Suisse AG, for a U.S. $150,000,000 term loan due 2023. (14)

2.13	Agreement, dated June 29, 2015, among Petrojarl I L.L.C. and ABN AMRO CAPITAL USA LLC for a U.S. $180,000,000 term loan due 2021. (14)

2.14	Agreement, dated July 31, 2015, among OOGTK Libra GmbH & Co KG, ABN AMRO Bank N.V. and various other banks for a U.S. $803,711,786.92 term loan due 2027. (14)

2.15

Agreement, dated February 24, 2014 among Knarr L.L.C., Citibank, N.A. and others, for a U.S. $815,000,000 Secure Term Loan Facility Agreement, of which $614,944,162 is due through 2026, $120,000,000 is due through 2024 and $80,055,838 is due through 2020. (15)

4.1	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. (1)

4.2	Amended and Restated Omnibus Agreement. (1)

4.3	Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited. (3)

4.4	Advisory, Technical and Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Limited. (3)

4.5	Administrative Services Agreement between Teekay Offshore Partners L.P. and Teekay Limited. (3)

4.6	Agreement, dated March 8, 2011, between Teekay Holdings Limited and Teekay Offshore Partners L.P., relating to the purchase of limited partner interests of Teekay Offshore Operating L.P. (4)

4.7	Agreement, dated February 23, 2012, among Piranema L.L.C. and Den Norske Bank ASA for a U.S. $130,000,000 debt facility maturing in 2017. (6)

4.8	Business Development Services Agreement between Teekay Offshore Holdings L.L.C. and Teekay Shipping Limited. (6)

4.9	Agreement, dated September 11, 2012, between Teekay Corporation and Teekay Offshore Partners L.P., relating to the purchase of the Voyageur Spirit. (5)

4.10	Agreement, dated February 27, 2013, between Voyageur L.L.C. and ING Capital L.L.C. for U.S. $330,000,000 debt facility due 2020. (8)

8.1	List of Subsidiaries of Teekay Offshore Partners L.P.

10.1	Common Unit Purchase Agreement, dated November 24, 2014, by and among Teekay Offshore Partners L.P. and the purchasers named therein. (10)

10.2	Series C Preferred Unit Purchase Agreement, dated June 30, 2015, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A thereto. (13)

10.3	Registration Rights Agreement, dated July 1, 2015, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A thereto. (13)

10.4	Amendment No. 1 to Knarr Purchase Agreement, dated June 29, 2015, by and among Teekay Offshore Partners L.P. and Teekay Corporation. (13)

10.5	Convertible Promissory Note, dated July 1, 2015, made by Teekay Offshore Partners L.P. for the benefit of Teekay Corporation. (13)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Offshore Partners L.P.’s Chief Financial Officer.

13.1	Teekay Offshore Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG LLP, as independent registered public accounting firm.

15.2	Consolidated Financial Statements of OOG TKP FPSO GmbH & Co KG and subsidiaries.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)

Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 4, 2006, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as Exhibit 4.1 to our Report on Form 6-K filed on July 6, 2015 (File No. 1-33198), and hereby incorporated by reference to such Report.
(3)

Previously filed as an exhibit to our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 8, 2006, and hereby incorporated by reference to such Registration Statement.

(4)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No.1-33198), filed with the SEC on April 11, 2011, and hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to our Report on Form 6-K (File No.1-33198), filed with the SEC on September 11, 2012, and hereby incorporated by reference to such Report.
(6)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No. 33198), filed with the SEC on April 11, 2013, and hereby incorporated by reference to such Report.
(7)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on May 29, 2013, and hereby incorporated by reference to such Report.
(8)	Previously filed as an exhibit to our Report on Form 20-F (File No.1-33198), filed with the SEC on April 29, 2014, and hereby incorporated by reference to such Report.
(9)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on May 30, 2014, and hereby incorporated by reference to such Report.
(10)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on November 29, 2014, and hereby incorporated by reference to such Report.
(11)	Previously filed as an exhibit to our Report on Form 20-F (File No. 1-33198), filed with the SEC on April 2, 2015, and hereby incorporated by reference to such Report.
(12)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on May 28, 2015, and hereby incorporated by reference to such Report.
(13)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on July 6, 2015, and hereby incorporated by reference to such Report.
(14)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on August 17, 2015, and hereby incorporated by reference to such Report.
(15)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on November 19, 2015, and hereby incorporated by reference to such Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its General Partner

Date: April 18, 2016	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of

Teekay Offshore Partners L.P.

We have audited the accompanying consolidated balance sheets of Teekay Offshore Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 18, 2016 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.

As discussed in Note 2 to the consolidated financial statements, the Partnership has retrospectively changed its method of accounting for debt issuance costs effective December 31, 2015 due to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs.

Vancouver, Canada	/s/ KPMG LLP
April 18, 2016	Chartered Professional Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Teekay Offshore Partners L.P.

We have audited Teekay Offshore Partners L.P. and subsidiaries (the “Partnership”) internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Partnership as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2015, and our report dated April 18, 2016, expressed an unqualified opinion on those consolidated financial statements.

Vancouver, Canada	/s/ KPMG LLP
April 18, 2016	Chartered Professional Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. Dollars, except unit and per unit data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Revenues (note 11)	1,229,413	1,019,539	930,739

Voyage expenses	(98,006)	(112,540)	(103,643)
Vessel operating expenses (notes 11 and 12)	(378,480)	(352,209)	(344,128)
Time-charter hire expense	(51,750)	(31,090)	(56,682)
Depreciation and amortization	(274,599)	(198,553)	(199,006)
General and administrative (notes 11, 12 and 17)	(72,613)	(67,516)	(44,473)
(Write down) and gain on sale of vessels (note 19)	(69,998)	(1,638)	(76,782)
Restructuring (charge) recovery (note 10)	(568)	225	(2,607)

Income from vessel operations	283,399	256,218	103,418

Interest expense (notes 8, 11 and 12)	(122,838)	(88,381)	(62,855)
Interest income (note 11)	633	719	2,561
Realized and unrealized (losses) gains on derivative instruments (note 12)	(73,704)	(143,703)	34,820
Equity income	7,672	10,341	6,731
Foreign currency exchange loss (note 12)	(17,467)	(16,140)	(5,278)
Loss on bond repurchase	—	—	(1,759)
Other income – net	1,091	781	1,144

Income from continuing operations before income tax recovery (expense)	78,786	19,835	78,782
Income tax recovery (expense) (note 13)	21,357	(2,179)	(2,225)

Net income from continuing operations	100,143	17,656	76,557
Net loss from discontinued operations (notes 11 and 19)	—	—	(4,642)

Net income	100,143	17,656	71,915

Non-controlling interests in net income	13,911	10,503	(19,089)
Dropdown Predecessor’s interest in net income (note 3)	10,100	—	(2,225)
Preferred unitholders’ interest in net income (note 16)	28,609	10,875	7,250
General Partner’s interest in net income from continuing operations	16,317	15,658	14,126
General Partner’s interest in net loss from discontinued operations	—	—	(452)
General Partner’s interest in net income	16,317	15,658	13,674
Limited partners’ interest in net income from continuing operations	31,206	(19,380)	76,495
Limited partners’ interest in net income from continuing operations per common unit:
- basic (note 16)	0.32	(0.22)	0.93
- diluted (note 16)	0.32	(0.22)	0.93
Limited partners’ interest in net loss from discontinued operations	—	—	(4,190)
Limited partners’ interest in net loss from discontinued operations per common unit:
- basic (note 16)	—	—	(0.05)
- diluted (note 16)	—	—	(0.05)
Limited partners’ interest in net income	31,206	(19,380)	72,305
Limited partners’ interest in net income per common unit:
- basic (note 16)	0.32	(0.22)	0.88
- diluted (note 16)	0.32	(0.22)	0.88
Weighted-average number of common units outstanding:
- basic	98,507,732	86,212,290	82,634,000
- diluted	98,602,412	86,212,290	82,659,179

Cash distributions declared per unit	2.1752	2.1536	2.1143

Related party transactions (note 11)

The accompanying notes are an integral part of the consolidated financial statements

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Net income	100,143	17,656	71,915

Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments (note 12)	696	—	6
Realized net loss on qualifying cash flow hedging instruments (note 12)	—	—	52

Other comprehensive income	696	—	58

Comprehensive income	100,839	17,656	71,973

Non-controlling interest in comprehensive income	13,911	10,503	(19,089)
Preferred unitholders’ interest in comprehensive income	28,609	10,875	7,250
Dropdown Predecessor’s interest in comprehensive income (note 3)	10,100	—	(2,225)
General and limited partners’ interest in comprehensive income	48,219	(3,722)	86,037

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at	As at
	December 31,	December 31,
	2015	2014
	$	$
ASSETS
Current
Cash and cash equivalents	258,473	252,138
Restricted cash (note 12)	51,431	4,704
Accounts receivable, including non-trade of $4,140 (December 31, 2014 - $6,825)	153,662	103,665
Vessels held for sale (notes 4a and 19)	55,450	—
Net investments in direct financing lease - current (notes 4b and 9)	5,936	4,987
Prepaid expenses	34,027	30,211
Due from affiliates (note 11k)	81,271	44,225
Advances to joint venture (note 20)	—	5,225
Other current assets (note 12)	20,490	4,626

Total current assets	660,740	449,781

Restricted cash - long-term (note 12)	9,089	42,056

Vessels and equipment
At cost, less accumulated depreciation of $1,230,868 (December 31, 2014 - $1,202,663)	4,348,535	3,010,689
Advances on newbuilding contracts and conversion costs (notes 14b, 14c, 14d, 14f, 14g, 18a and 18b)	395,084	172,776
Net investments in direct financing lease (notes 4b and 9)	11,535	17,471
Investment in equity accounted joint ventures (notes 14e and 20)	77,647	54,955
Deferred tax asset (note 13)	30,050	5,959
Other assets (note 12)	82,341	35,005
Goodwill (note 6a)	129,145	129,145

Total assets	5,744,166	3,917,837

LIABILITIES AND EQUITY
Current
Accounts payable	15,899	15,064
Accrued liabilities (notes 7, 12 and 17)	91,065	68,013
Deferred revenues	54,378	25,669
Due to affiliates (note 11k)	304,583	108,941
Current portion of derivative instruments (note 12)	201,456	85,318
Current portion of long-term debt (note 8)	485,069	257,501
Current portion of in-process revenue contracts (note 6b)	12,779	12,744

Total current liabilities	1,165,229	573,250

Long-term debt (note 8)	2,878,805	2,151,095
Derivative instruments (note 12)	221,329	257,754
In-process revenue contracts (note 6b)	63,026	75,805
Other long-term liabilities	192,258	44,238

Total liabilities	4,520,647	3,102,142

Commitments and contingencies (notes 8, 9, 12 and 14)

Redeemable non-controlling interest (note 14a)	3,173	12,842

Convertible Preferred Units (10.4 million and nil units issued and outstanding at December 31, 2015 and December 31, 2014, respectively) (note 16)	252,498	—

Equity
Limited partners - common units (107.0 million and 92.4 million units issued and outstanding at December 31, 2015 and December 31, 2014, respectively) (note 16)	629,264	589,165
Limited partners - preferred units (11.0 million and 6.0 million units issued and outstanding at December 31, 2015 and December 31, 2014, respectively) (note 16)	266,925	144,800
General Partner	17,608	21,038
Accumulated other comprehensive income	696	—
Non-controlling interests	53,355	47,850

Total equity	967,848	802,853

Total liabilities and equity	5,744,166	3,917,837

Subsequent events (note 21)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	100,143	17,656	71,915
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 12)	51,072	180,156	(91,837)
Equity income, net of dividends received of $7,843 (2014 - $16,803, 2013 - $nil)	171	6,462	(6,731)
Depreciation and amortization	274,599	198,553	200,242
Write down and (gain) on sale of vessels (note 19)	69,998	1,638	95,247
Deferred income tax (recovery) expense (note 13)	(23,007)	889	2,150
Amortization of in-process revenue contracts	(12,745)	(12,744)	(12,744)
Unrealized foreign currency exchange gain and other	(101,853)	(84,719)	(35,522)
Change in non-cash working capital items related to operating activities (note 15a)	25,903	(111,484)	51,999
Expenditures for dry docking (note 1)	(13,060)	(36,221)	(19,332)

Net operating cash flow	371,221	160,186	255,387

FINANCING ACTIVITIES
Proceeds from long-term debt (note 8)	785,577	1,350,096	1,140,237
Scheduled repayments of long-term debt (note 8)	(341,837)	(804,704)	(266,874)
Prepayments of long-term debt (note 8)	(123,606)	(418,625)	(466,781)
Debt issuance costs	(22,587)	(15,555)	(14,797)
Equity contribution from joint venture partners	5,500	27,267	4,750
Proceeds from issuance of common units (notes 3 and 16)	9,674	186,353	119,588
Proceeds from issuance of preferred units (note 16)	375,000	—	150,000
Expenses relating to equity offerings	(4,459)	(228)	(5,837)
Increase in restricted cash (notes 4 and 12)	(13,760)	(46,760)	—
Cash distributions paid by the Partnership	(257,900)	(214,656)	(192,142)
Cash distributions paid by subsidiaries to non-controlling interests	(23,575)	(27,939)	(7,750)
Settlement of contingent consideration liability (note 4a)	(3,303)	—	—
Purchase of Voyageur LLC from Teekay Corporation (net of $nil indemnification by Teekay Corporation (2014 - $6.2 million, 2013 - $34.9 million) and cash acquired of $nil (2014 - $nil, 2013 - $0.9 million)) (notes 11d and 15e)	—	6,181	(234,125)
Purchase of Teekay Knarr AS and Knarr L.L.C. from Teekay Corporation (net of cash acquired of $14.2 million) (notes 3 and 15e)	(112,710)	—	—
Equity contribution from Teekay Corporation to Dropdown Predecessor (note 15f)	—	—	5,596
Other	1,124	974	—

Net financing cash flow	273,138	42,404	231,865

INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	(664,667)	(172,169)	(455,578)
Purchase of equity investment in Itajai FPSO joint venture (net of cash acquired of $1.3 million) (notes 11e and 15e)	—	—	(52,520)
Proceeds from sale of vessels and equipment	8,918	13,364	27,986
Investments in equity accounted joint ventures	(22,855)	(12,413)	—
Repayments (advances) from (to) joint venture partners and equity accounted joint ventures (note 20)	5,225	(5,225)	—
Direct financing lease payments received	4,987	5,097	5,647
Acquisition of ALP Maritime Services B.V. (net of cash acquired of $0.3 million) (note 18a)	—	(2,322)	—
Acquisition of Logitel Offshore Holding AS (net of cash acquired of $8.1 million) (note 18b)	—	4,090	—
Proceeds from sale of SPT Explorer L.L.C. and Navigator Spirit L.L.C. (notes 11f and 19)	30,368	—	—

Net investing cash flow	(638,024)	(169,578)	(474,465)

Increase in cash and cash equivalents	6,335	33,012	12,787
Cash and cash equivalents, beginning of the year	252,138	219,126	206,339

Cash and cash equivalents, end of the year	258,473	252,138	219,126

Supplemental cash flow disclosure (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
		Limited Partners
			Common				Accumulated
			Units and				Other					Redeemable
	Dropdown		Additional				Comprehensive	Non-		Convertible	Convertible	Non-
	Predecessor	Common	Paid-in	Preferred	Preferred	General	Income	controlling	Total	Preferred	Preferred	controlling
	Equity	Units	Capital	Units	Units	Partner	(Note 12)	Interests	Equity	Units	Units	Interest
	$	#	$	#	$	$	$	$	$	#	$	$
Balance as at December 31, 2012	—	80,106	640,990	—	—	20,162	(58)	44,135	705,229	—	—	28,815

Net income	(2,225)	—	72,305	—	7,250	13,674	—	(12,698)	78,306	—	—	(6,391)
Other comprehensive income	—	—	—	—	—	—	58	—	58	—	—	—
Cash distributions	—	—	(172,150)	—	(5,891)	(14,101)	—	—	(192,142)	—	—	—
Distribution to non-controlling interests	—	—	—	—	—	—	—	(1,890)	(1,890)	—	—	(5,860)
Contribution of capital by joint venture partner	—	—	—	—	—	—	—	4,750	4,750	—	—	—
Equity based compensation	—	9	946	—	—	—	—	—	946	—	—	—
Proceeds from equity offering, net of offering costs (note 16)	—	3,891	115,762	6,000	144,800	3,189	—	—	263,751	—	—	—
Purchase of Voyageur LLC from Teekay Corporation (note 11d)	(201,752)	—	(76,019)	—	—	(1,551)	—	—	(279,322)	—	—	—
Net proceeds from equity offering to Teekay Corporation for purchase of Voyageur LLC (note 11d)	—	1,447	44,268	—	—	—	—	—	44,268	—	—	—
Net change in Teekay Corporation’s equity in Dropdown Predecessor (note 11d)	203,977	—	—	—	—	—	—	—	203,977	—	—	—
Distribution of capital to Teekay Corporation related to acquisition of equity investment in Itajai FPSO joint venture	—	—	(6,459)	—	—	(131)	—	—	(6,590)	—	—	—
Other	—	—	1,359	—	(1,359)	—	—	—	—	—	—	—

Balance as at December 31, 2013	—	85,453	621,002	6,000	144,800	21,242	—	34,297	821,341	—	—	16,564

Net income	—	—	(19,380)	—	10,875	15,658	—	2,726	9,879	—	—	7,777
Cash distributions	—	—	(184,286)	—	(10,875)	(19,495)	—	—	(214,656)	—	—	—
Distribution to non-controlling interests	—	—	—	—	—	—	—	(16,440)	(16,440)	—	—	(11,499)
Contribution of capital from joint venture partner	—	—	—	—	—	—	—	27,267	27,267	—	—	—
Indemnification payment on Voyageur LLC from Teekay Corporation (note 11d)	—	—	6,057	—	—	124	—	—	6,181	—	—	—
Proceeds from equity offering, net of offering costs (note 16)	—	6,918	182,398	—	—	3,727	—	—	186,125	—	—	—
Distribution of capital to Teekay Corporation related to the equity investment in Itajai FPSO joint venture (note 11e)	—	—	(6,082)	—	—	—	—	—	(6,082)	—	—	—
Distribution of capital to Teekay Corporation related to the purchase of Petrojarl I FPSO unit (note 11g)	—	—	(12,166)	—	—	(248)	—	—	(12,414)	—	—	—
Equity based compensation and other (note 11f and 17)	—	15	1,622	—	—	30	—	—	1,652	—	—	—

Balance as at December 31, 2014	—	92,386	589,165	6,000	144,800	21,038	—	47,850	802,853	—	—	12,842

Net income	10,100	—	31,206	—	18,260	16,317	—	10,980	86,863	—	10,349	2,931
Other comprehensive income (note 12)	—	—	—	—	—	—	696	—	696	—	—	—
Cash distributions	—	—	(209,177)	—	(16,925)	(24,197)	—	—	(250,299)	—	(7,601)	—
Distribution to non-controlling interests	—	—	—	—	—	—	—	(10,975)	(10,975)	—	—	(12,600)
Contribution of capital from joint venture partner	—	—	—	—	—	—	—	5,500	5,500	—	—	—
Proceeds from equity offerings, net of offering costs (note 16)	—	211	3,485	5,000	120,790	71	—	—	124,346	10,438	249,750	—
Net proceeds from equity offering to Teekay Corporation for purchase of Knarr LLC and Teekay Knarr AS (notes 3 and 11h)	—	14,402	300,000	—	—	6,122	—	—	306,122	—	—	—
Purchase of Knarr LLC and Teekay Knarr AS from Teekay Corporation (notes 3 and 11h)	(426,116)	—	(101,254)	—	—	(2,066)	—	—	(529,437)	—	—	—
Net change in Teekay Corporation’s equity in Dropdown Predecessor (notes 3 and 11h)	416,016	—	—	—	—	—	—	—	416,016	—	—	—
Contribution of capital from sale of SPT Explorer L.L.C. and Navigator Spirit L.L.C. (notes11f and 19)	—	—	14,011	—	—	286	—	—	14,297	—	—	—
Equity based compensation and other (notes 11f and 17)	—	28	1,828	—	—	38	—	—	1,866	—	—	—

Balance as at December 31, 2015	—	107,027	629,264	11,000	266,925	17,608	696	53,355	967,848	10,438	252,498	3,173

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor (see note 3) (collectively, the Partnership).

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

The Partnership presents non-controlling ownership interests in subsidiaries in the consolidated financial statements within the equity section, but separate from the Partners’ equity. However, the holder of the non-controlling interest of one of the Partnership’s subsidiaries holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest (see note 14a). As a result, the non-controlling interest that is subject to this redemption feature is not included on the Partnership’s consolidated balance sheet as part of the total equity and is presented as redeemable non-controlling interest above the equity section but below the liabilities section.

The Partnership presents its Series C Cumulative Convertible Perpetual Preferred Units (the Series C Preferred Units) in the consolidated financial statements within the equity section, but separate from the Partner’s equity. At any time after the 18-month anniversary of the closing date, at the election of each holder, the Series C Convertible Preferred Units may be converted on a one-for-one basis into common units of the Partnership. The Series C Convertible Preferred Units may be redeemed in cash if a change of control occurs in the Partnership. As a result, the Series C Convertible Preferred Units are not included on the Partnership’s consolidated balance sheet as part of the total equity and are presented as temporary equity above the equity section but below the liabilities section (see note 16).

In the current period, the Partnership has presented debt issuance costs associated with a specific debt instrument as a direct deduction from the carrying amount of that debt liability in the Partnership’s statements of financial position as part of the adoption of Accounting Standards Update 2015-03 (see note 2). Prior to the adoption of ASU 2015-03, all debt issuance costs were presented as other non-current assets in the Partnership’s statements of financial position. All such similar debt issuance costs recorded in comparative periods have been reclassified from non-current assets to current portion of long-term debt and long-term debt, as appropriate, in the Partnership’s statements of financial position.

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

Operating revenues and expenses

Contracts of Affreightment and Voyage Charters

Revenues from contracts of affreightment and voyage charters are recognized on a proportionate performance method. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. The Partnership uses a discharge-to-discharge basis in determining proportionate performance for all voyage charters, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Partnership does not begin recognizing revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Towing and offshore installation voyage charter revenue is recognized ratably in proportion to the stage of completion of a project, which is determine based on upon an assessment of the work performed.

Time Charters, Bareboat Charters, FPSO Contracts and UMS Contracts

Operating Leases - The Partnership recognizes revenues from time charters, bareboat charters, floating, production, storage and offloading (or FPSO) contracts and Units for Maintenance and Safety (or UMS) contracts accounted for as operating leases on a straight-line basis daily over the term of the charter as the applicable vessel operates under the charter. Receipt of incentive-based revenue from the Partnership’s FPSO units is dependent upon its operating performance and such revenue is recognized when earned by fulfillment of the applicable performance criteria. The Partnership does not recognize revenue during days that the vessel is off hire unless the contract provides for compensation while off hire.

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

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged against the allowance when the Partnership believes that the receivable will not be recovered.

Investment in equity accounted joint ventures

The Partnership’s investment in joint ventures is accounted for using the equity method of accounting. Under the equity method of accounting, the initial cost of the investment is adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. The Partnership evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s consolidated statements of income.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Shuttle and conventional tankers are depreciated using an estimated useful life of 20 to 25 years commencing the date the vessel is delivered from the shipyard, or for a shorter period if regulations prevent the Partnership from operating the vessel for the estimated useful life. FPSO units are depreciated using an estimated useful life of 20 to 25 years commencing the date the unit is installed at the oil field and is in a condition that is ready to operate. Some of the Partnership’s FPSO units have oil field specific equipment, which is depreciated over the expected life of the oil field. Floating storage and off take (or FSO) units are depreciated over the term of the contract. UMS are depreciated over an estimated useful life of 35 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. Towage vessels are depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard. Depreciation of vessels and equipment from continuing operations (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2015, 2014 and 2013, totalled $247.8 million, $171.8 million, and $171.4 million, respectively. Depreciation and amortization includes depreciation on all owned vessels.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2015, 2014 and 2013 totaled $10.3 million, $2.3 million and $19.6 million, respectively.

Generally, the Partnership dry docks each shuttle tanker, conventional oil tanker and towage vessel every two and a half to five years. UMS, FSO and FPSO units are generally not dry docked. The Partnership capitalizes a portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. Included in capitalized dry docking are costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Partnership expenses costs related to routine repairs and maintenance performed during dry docking that do not improve operating efficiency or extend the useful lives of the assets.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Dry-docking activity for the three years ended December 31, 2015, 2014 and 2013 is summarized as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Balance at beginning of the year	54,259	41,535	45,909
Cost incurred for dry docking	14,609	36,221	19,020
Dry-docking amortization relating to continuing operations	(23,863)	(22,682)	(22,559)
Dry-docking amortization relating to discontinued operations	—	—	(360)
Write down / sale of capitalized dry-dock expenditure	(2,183)	(815)	(475)

Balance at end of the year	42,822	54,259	41,535

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

Direct financing leases

The long-term time charter of one of the Partnerships vessels is accounted for as a direct financing lease, with lease payments received by the Partnership being allocated between the net investment in the lease and revenue using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Debt issuance costs

Debt issuance costs related to a recognized debt liability, including fees, commissions and legal expenses, are deferred and presented as a direct deduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense. If the debt issuance costs are not attributable to a specific debt liability or the debt issuance costs exceed the carrying value of the related debt liability, the debt issuance costs are deferred and presented as other non-current assets and amortized on an effective interest rate method over the term of the relevant loan.

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

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts, certain types of interest rate swaps and certain interest rate swaps in its equity accounted joint ventures (see note 12).

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from equity to the corresponding earnings line item in the consolidated statements of income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the consolidated statements of income. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of income. If the hedged item is no longer possible of occurring, amounts recognized in equity are immediately transferred to the earnings line item in the consolidated statements of income.

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

Income taxes

The Partnership is subject to income taxes relating to its subsidiaries in Norway, Australia, Brazil, the United Kingdom, Singapore, Qatar, Canada, Luxembourg and the Netherlands. The Partnership accounts for such taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Partnership’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the consolidated financial statements based on guidance in the interpretation. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax recovery (expense) in the Partnership’s consolidated statements of income.

2.	Accounting Pronouncements

In April 2014, the FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. The Partnership prospectively adopted ASU 2014-08 effective on January 1, 2015. The impact of adopting ASU 2014-08 on the Partnership’s financial statements was that the Partnership’s disposition of its conventional tankers during 2015 were not presented as discontinued operations on the Partnership’s financial statements (see note 19).

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership is evaluating the effect of adopting this new accounting guidance.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (or ASU 2015-02) which eliminates the deferral of certain consolidation standards for entities considered to be investment companies, modifies the consolidation analysis performed on limited partnerships and modifies the impact of fee arrangements and related parties on the determination of the primary beneficiary of a variable interest entity. The Partnership adopted ASU 2015-02 on January 1, 2016 and the adoption did not have a material impact on the Partnership.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03). The Partnership adopted ASU 2015-03 effective December 31, 2015. Prior period information has been retrospectively adjusted. Prior to the adoption of ASU 2015-03, all debt issuance costs were presented as other non-current assets in the Partnership’s consolidated balance sheets. With the adoption of ASU 2015-03 the Partnership presents those debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt liability in the Partnership’s consolidated balance sheets. Debt issuance costs related to loan facilities without a recognized debt liability will continue to be presented as non-current assets in the Partnership’s consolidated balance sheets. As a result of adopting ASU 2015-03, non-current assets and total assets has decreased by $61.5 million (December 31, 2015) and $27.4 million (December 31, 2014), current portion of long-term debt and current liabilities has decreased by $1.2 million (December 31, 2015) and $0.5 million (December 31, 2014), long-term debt has decreased by $60.3 million (December 31, 2015) and $26.9 million (December 31, 2014) and total liabilities has decreased by $61.5 million (December 31, 2015) and $27.4 million (December 31, 2014). Such changes have also impacted the Partnership’s reconciliation of segment assets to total assets (see note 5) and the carrying value of long-term debt (see notes 4 and 8).

In November 2015, the FASB issued Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes (or ASU 2015-17), amending the accounting for income taxes and requiring all deferred tax assets and liabilities to be classified as non-current on the consolidated balance sheet. ASU 2015-17 is effective for reporting periods beginning after December 15, 2016, with early adoption permitted, and may be adopted either prospectively or retrospectively. The Partnership adopted ASU 2015-17 effective December 31, 2015 and ASU 2015-17 was prospectively applied in the Partnerships consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership is evaluating the effect of adopting this new accounting guidance.

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

a)	Voyageur L.L.C. acquisition

On May 2, 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur L.L.C. for an original purchase price of $540.0 million that was effectively reduced to $503.1 million (see note 11d). Voyageur L.L.C. owns the Voyageur Spirit (referred to herein as the Dropdown Predecessor), an FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON Ruhrgas UK GP Limited (or E.ON) as the charterer.

The $71.4 million excess of the purchase price over Teekay Corporation’s carrying value of the Dropdown Predecessor has been accounted for as an equity distribution to Teekay Corporation. In addition, the acquisition of the Dropdown Predecessor has been accounted for as if the acquisition occurred from the date that the Partnership and the Voyageur Spirit FPSO were both under the common control of Teekay Corporation and had begun operations.

As a result, the Partnership’s financial statements prior to the Partnership’s May 2, 2013 acquisition of the Dropdown Predecessor are retroactively adjusted to include the financial results of the Dropdown Predecessor as if the Partnership had acquired it when the Voyageur Spirit FPSO had commenced operations under the control of Teekay Corporation on April 13, 2013. This had the effect of decreasing the Partnership’s net income by $2.2 million for the year ended December 31, 2013.

Teekay Corporation uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Dropdown Predecessor were in certain cases co-mingled with cash and cash equivalents from other operations of Teekay Corporation. The cash and cash equivalents balances are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of companies in the Dropdown Predecessor, which were acquired by the Partnership, are reflected as increases or decreases of advances from affiliates. Any other cash transactions from these bank accounts that were directly related to the operations of the Dropdown Predecessor are reflected as increases or decreases in owner’s equity in the Partnership’s financial statements.

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

b)	Teekay Knarr AS and Knarr L.L.C. acquisition

On July 1, 2015, the Partnership acquired from Teekay Corporation its 100% interest in Teekay Knarr AS and Knarr L.L.C. (the Knarr Companies). The purchase price of $529.4 million was based on the $1.26 billion fully built-up cost of the Petrojarl Knarr, a FPSO unit, and consisted of actual costs incurred for construction and mobilization of the unit less cash generated from operations during March 9, 2015 to July 1, 2015, plus $14.5 million of working capital of the Knarr Companies less $745.1 million of assumed debt. The purchase price was primarily financed with a $492.0 million convertible promissory note issued to Teekay Corporation. The convertible promissory note is due in full on July 1, 2016 and is interest bearing at an annual rate of 6.5% on the outstanding principal balance (see note 11k). Of the remaining $37.4 million for the purchase price, $35.0 million was paid in cash by the Partnership to Teekay Corporation upon the acquisition of the Knarr Companies. During July 2015, $300.0 million of the convertible promissory note was converted into 14.4 million common units of the Partnership and the Partnership repaid an additional $92.0 million of the convertible promissory note. Concurrent with the conversion of the promissory note, Teekay Corporation contributed $6.1 million to the Partnership to maintain its 2% general partner interest. The Petrojarl Knarr operates on the Knarr oil and gas field in the North Sea under a ten-year fixed-rate charter contract, which includes annual termination fees payable by the charterer to cancel the contract after the sixth year in operations, plus extension options, with BG Norge Limited, which is owned by Royal Dutch Shell Plc, as the operator.

The $103.3 million excess of the purchase price over Teekay Corporation’s carrying value of the Knarr Companies has been accounted for as an equity distribution to Teekay Corporation. In addition, the acquisition of the Knarr Companies has been accounted for as if the acquisition occurred from the date that the Partnership and the Petrojarl Knarr FPSO were both under the common control of Teekay Corporation and had begun operations.

As a result, the Partnership’s financial statements prior to the Partnership’s July 1, 2015 acquisition of the Knarr Companies are retroactively adjusted to include the financial results of the Knarr Companies as if the Partnership had acquired them when the Petrojarl Knarr FPSO had commenced operations under the control of Teekay Corporation on March 9, 2015. This had the effect of increasing the Partnership’s revenue by $69.5 million and net income by $10.1 million for the year ended December 31, 2015.

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

Contingent consideration liabilities

In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (Logitel), a Norway-based company focused on high-end UMS, from Cefront Technology AS (Cefront) for $4 million, which was paid in cash at closing, plus a potential additional amount of up to $27.6 million, depending on certain performance criteria, which is payable from mid-2015 through to mid-2020 (see note 18b).

The Partnership will owe the additional amount of up to $27.6 million if: there are no yard cost overruns and no charterer late delivery penalties; the two unchartered UMS under construction are chartered above specified rates; and no material defects from construction are identified within one year after the delivery of each UMS. To the extent such events occur, the potential additional amount of $27.6 million will be reduced in accordance with the terms of the purchase agreement. The estimated fair value of the contingent consideration liability of $14.8 million at December 31, 2015 is the amount the Partnership expects to pay to Cefront discounted to its present value using a weighted average cost of capital rate of 11.5%. As of December 31, 2015, the amount of the expected payments for each UMS was based upon the status of the construction project for the remaining two UMS newbuildings, the state of the charter market for the remaining two UMS newbuildings, the expectation of potential material defects for each UMS, and, to a lesser extent, the timing of delivery of the remaining two UMS newbuildings. An increase (decrease) in the Partnership’s estimates of yard cost overruns, charterer late delivery penalties, material defects and the discount rate, as well as a decrease (increase) in the Partnership’s estimates of day rates at which it expects to charter the two unchartered UMS, will decrease (increase) the estimated fair value of the contingent consideration liability.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Changes in the estimated fair value of the Partnership’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the years ended December 31, 2015 and 2014, is as follows:

	Year ended	Year ended
	December 31, 2015	December 31, 2014
	$	$
Balance at beginning of period	(21,448)	—
Acquisition of Logitel	2,569	(21,170)
Settlement of liability	3,540	—
Unrealized gain (loss) included in Other income – net	509	(278)

Balance at end of period	(14,830)	(21,448)

Long-term debt – The fair value of the Partnership’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Derivative instruments – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction. The Partnership’s interest rate swap agreements and foreign currency forward contracts require no collateral from these institutions, however collateral is required by these institutions on some of the Partnership’s cross currency swap agreements and as at December 31, 2015 the Partnership had $60.5 million held as collateral (2014 - $46.8 million), which has been recorded as restricted cash and restricted cash – long-term on the Partnerships consolidated balances sheets. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

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

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis:

		December 31, 2015		December 31, 2014
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $

Recurring:
Cash and cash equivalents and restricted cash	Level 1	318,993	318,993	298,898	298,898
Logitel contingent consideration (see above)	Level 3	(14,830)	(14,830)	(21,448)	(21,448)
Derivative instruments (note 12)
Interest rate swap agreements	Level 2	(235,998)	(235,998)	(216,488)	(216,488)
Cross currency swap agreement	Level 2	(183,327)	(183,327)	(120,503)	(120,503)
Foreign currency forward contracts	Level 2	(11,509)	(11,509)	(11,268)	(11,268)

Non-Recurring:
Vessels held for sale (note 19)	Level 2	55,450	55,450	—	—
Vessels and equipment (note 19)	Level 2	100,600	100,600	—	—

Other:
Long-term debt - public (note 8)	Level 1	(620,746)	(473,729)	(679,257)	(656,899)
Long-term debt - non-public (note 8)	Level 2	(2,743,128)	(2,783,597)	(1,729,339)	(1,743,378)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

b)	Financing receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Direct financing leases	Payment activity	Performing	17,471	22,458

5.	Segment Reporting

The Partnership is engaged in the international marine transportation of crude oil, the offshore processing and storage of crude oil, long-haul ocean towage and offshore installation services, and maintenance and safety services through the operation of its oil tankers, FSO units, FPSO units, towage vessels and UMS. The Partnership’s revenues are earned in international markets.

The Partnership has six reportable segments: its shuttle tanker segment; its FPSO segment; its FSO segment; its conventional tanker segment; its towage segment; and its UMS segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s FPSO segment consists of its FPSO units to service its FPSO contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts, bareboat charter contracts, or spot voyage charters. The Partnership’s towage segment consists of four long-haul towing and anchor handling vessel newbuildings scheduled for delivery in 2016 and six on-the-water long-distance towing and anchor handling vessels, which operate on time-charter or voyage-charter towage contracts. The Partnership’s UMS segment consists of three units, of which one was delivered in early-2015 and the remaining two units are scheduled to deliver in late-2016 and, subject to the exercise of a deferred delivery option, mid-2019. These units are expected to operate on fixed-rate time-charter contracts. The results below exclude results included in discontinued operations. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Partnership’s consolidated revenues from continuing operations during the periods presented.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(U.S. Dollars in millions)	2015	2014	2013
Royal Dutch Shell Plc(1)(2)	$315.3 or 26%	— (5)	— (5)
Petroleo Brasileiro S.A.(1)	$224.6 or 18%	$228.1 or 22%	$228.9 or 25%
Statoil ASA(3)	$132.7 or 11%	$194.3 or 19%	$183.0 or 20%
E.ON(4)	$129.2 or 11%	$120.2 or 12%	— (5)
Repsol S.A.(4)	— (5)	$112.6 or 11%	$122.1 or 13%

(1)	Shuttle tanker and FPSO segments
(2)	In February 2016, Royal Dutch Shell Plc acquired BG Group Plc and therefore includes revenues from both Royal Dutch Shell Plc and BG Group Plc for the periods presented
(3)	Shuttle tanker segment
(4)	FPSO segment
(5)	Percentage of consolidated revenue was less than 10%

The following tables include results for the Partnership’s shuttle tanker segment, FPSO unit segment, FSO unit segment, conventional tanker segment, towage segment and UMS segment for the periods presented in these consolidated financial statements. The results below exclude three conventional tankers determined to be discontinued operations (see note 19).

Year ended December 31, 2015
	Shuttle	FPSO		Conventional
	Tanker		FSO	Tanker	Towage	UMS
	Segment	Segment	Segment	Segment	Segment	Segment	Total
Revenues	541,792	531,554	57,391	30,230	40,112	28,334	1,229,413
Voyage expenses	(82,777)	—	(851)	(2,326)	(12,052)	—	(98,006)
Vessel operating expenses	(128,156)	(189,900)	(26,394)	(6,234)	(13,920)	(13,876)	(378,480)
Time-charter hire expense	(51,088)	—	—	—	(662)	—	(51,750)
Depreciation and amortization	(106,190)	(137,914)	(11,775)	(6,583)	(8,362)	(3,775)	(274,599)
General and administrative (1)(2)	(22,884)	(38,588)	(1,372)	(1,062)	(4,598)	(4,109)	(72,613)
(Write down) and gain on sale of vessel	(65,101)	—	—	(3,897)	—	(1,000)	(69,998)
Restructuring charge	(568)	—	—	—	—	—	(568)

Income from vessel operations	85,028	165,152	16,999	10,128	518	5,574	283,399

Equity income	—	7,672	—	—	—	—	7,672
Investment in joint venture	—	77,647	—	—	—	—	77,647
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs (3)	26,980	116,473	94,317	97	243,436	183,364	664,667
Expenditures for dry docking	14,609	—	—	—	—	—	14,609

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Year ended December 31, 2014
	Shuttle Tanker Segment	FPSO Segment(4)	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment	Total
Revenues	577,064	354,518	53,868	33,566	523	—	1,019,539
Voyage expenses	(105,562)	—	(1,500)	(5,373)	(105)	—	(112,540)
Vessel operating expenses	(159,438)	(158,216)	(28,649)	(5,906)	—	—	(352,209)
Time-charter hire expense	(31,090)	—	—	—	—	—	(31,090)
Depreciation and amortization	(110,686)	(72,905)	(8,282)	(6,680)	—	—	(198,553)
General and administrative(1)(2)	(29,154)	(27,406)	(3,870)	(2,136)	(4,328)	(622)	(67,516)
(Write down) and gain on sale of vessels	(1,638)	—	—	—	—	—	(1,638)
Restructuring recovery	225	—	—	—	—	—	225

Income (loss) from vessel operations	139,721	95,991	11,567	13,471	(3,910)	(622)	256,218

Equity income	—	10,341	—	—	—	—	10,341
Investment in joint venture	—	54,955	—	—	—	—	54,955
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs (5)	50,096	17,022	33,734	251	59,516	11,550	172,169
Expenditures for dry docking	22,552	—	11,560	2,109	—	—	36,221

Year ended December 31, 2013
	Shuttle Tanker Segment	FPSO Segment(4)	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment	Total
Revenues	552,019	284,932	59,016	34,772	—	—	930,739
Voyage expenses	(99,543)	—	432	(4,532)	—	—	(103,643)
Vessel operating expenses	(152,986)	(152,616)	(32,713)	(5,813)	—	—	(344,128)
Time-charter hire expense	(56,682)	—	—	—	—	—	(56,682)
Depreciation and amortization	(115,913)	(66,404)	(10,178)	(6,511)	—	—	(199,006)
General and administrative(1)	(21,821)	(17,742)	(2,553)	(2,357)	—	—	(44,473)
Write down and loss on sale of vessels	(76,782)	—	—	—	—	—	(76,782)
Restructuring charge	(2,169)	—	—	(438)	—	—	(2,607)

Income from vessel operations	26,123	48,170	14,004	15,121	—	—	103,418

Equity income	—	6,731	—	—	—	—	6,731
Investment in joint venture	—	52,120	—	—	—	—	52,120
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs (6)	427,069	28,260	181	68	—	—	455,578
Expenditures for dry docking	17,487	—	—	1,533	—	—	19,020

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)

General and administrative expenses for the year ended December 31, 2015 includes business development fees of $9.7 million, $2.2 million and $2.0 million to Teekay Corporation in connection with the acquisition of the Knarr Companies in the FPSO segment, six long-distance towing and offshore installation vessels in the towage segment, and the Arendal Spirit UMS in the UMS segment, respectively (see notes 3 and 18b).

General and administrative expenses for the year ended December 31, 2014 includes a $1.0 million fee to a third party associated with the acquisition of ALP Maritime Services B.V. (or ALP), a $1.6 million business development fee to Teekay Corporation for assistance with the acquisition of ALP, both of which fees have been allocated to the Partnership’s towage segment, and also includes a $2.1 million fee to Teekay Corporation for assistance with securing a charter contract for the Petrojarl I FPSO unit (or Petrojarl I), which fee has been allocated to the Partnership’s FPSO segment. (see notes 11j and 18a).

(3)	Excludes the purchase price of the Petrojarl Knarr FPSO unit (see notes 3 and 11h).
(4)

Income from vessel operations for the year ended December 31, 2014 excludes $3.1 million of the Voyageur Spirit FPSO unit indemnification payments received from Teekay Corporation relating to the production shortfall during the period from January 1, 2014 through February 21, 2014 and a further $0.4 million relating to unreimbursed vessel operating expenses incurred before the unit was declared on-hire as of February 22, 2014.

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

These indemnification payments received from Teekay Corporation have effectively been treated as a reduction to the purchase price of the Voyageur Spirit (see note 11d).

(5)	Excludes the vessel and equipment acquired in conjunction with the purchase of Logitel (note 18b) and Petrojarl I (note 11g).
(6)	Excludes the purchase price of the Voyageur Spirit (note 11d) and the Itajai (note 11e) FPSO units.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2015 $	December 31, 2014 $
Shuttle tanker segment	1,732,769	1,929,636
FPSO segment	2,717,193	1,261,569
FSO segment	281,776	133,341
Conventional tanker segment	63,900	150,044
Towage segment	309,009	61,795
UMS segment	267,935	62,017
Unallocated:
Cash and cash equivalents and restricted cash	318,993	298,898
Other assets	52,591	20,537

Consolidated total assets	5,744,166	3,917,837

6.	Goodwill, Intangible Assets and In-Process Revenue Contracts

a)	Goodwill

The carrying amount of goodwill for the shuttle tanker segment was $127.1 million as at December 31, 2015 and 2014. In 2015, 2014 and 2013, the Partnership conducted a goodwill impairment review of its shuttle tanker segment and concluded that no impairment had occurred.

The carrying amount of goodwill for the towage segment was $2.0 million as at December 31, 2015 and 2014. In 2015 and 2014, the Partnership conducted a goodwill impairment review of its towage segment and concluded that no impairment had occurred.

b)	In-Process Revenue Contracts

As part of the Partnership’s acquisition of the Piranema Spirit on November 30, 2011, the Partnership assumed an FPSO service contract with terms that were less favorable than the then prevailing market terms. As at December 31, 2015, the Partnership has a liability based on the estimated fair value of the contract. The Partnership is amortizing this liability over the estimated remaining term of the contract on a weighted basis based on the projected revenue to be earned under the contract.

Amortization of in-process revenue contracts for the year ended December 31, 2015 was $12.7 million (2014 - $12.7 million, 2013 - $12.7 million), which is included in revenues on the consolidated statements of income. Amortization for the five years subsequent to December 31, 2015 is expected to be $12.8 million (2016), $12.7 million (2017), $9.1 million (2018), $7.8 million (2019), $7.9 million (2020), and $25.5 million (thereafter).

7.	Accrued Liabilities

	December 31, 2015 $	December 31, 2014 $
Voyage and vessel expenses	37,730	33,845
Audit, legal and other general expenses	17,058	3,344
Interest including interest rate swaps	23,185	20,946
Payroll and benefits	8,731	8,461
Income tax payable and other	4,361	1,417

	91,065	68,013

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

8.	Long-Term Debt

	December 31, 2015 $	December 31, 2014 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2019	429,279	544,969
Norwegian Kroner Bonds due through 2019	327,941	389,157
U.S. Dollar-denominated Term Loans due through 2018	129,133	158,547
U.S. Dollar-denominated Term Loans due through 2028	2,037,766	850,433
U.S. Dollar Non-Public Bond due through 2024	202,449	196,098
U.S. Dollar Bonds due through 2019	300,000	300,000

Total principal	3,426,568	2,439,204
Less unamortized discount and debt issuance costs	(62,694)	(30,608)

Total debt	3,363,874	2,408,596
Less current portion	485,069	257,501

Long-term portion	2,878,805	2,151,095

As at December 31, 2015, the Partnership had five revolving credit facilities, which, as at such date, provided for borrowings of up to $453.5 million (2014 - $644.6 million), of which $24.2 million (2014 - $99.6 million) was undrawn. The total amount available under the revolving credit facilities reduces by $210.9 million (2016), $97.5 million (2017), $97.8 million (2018), and $47.3 million (2019). Four of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. One revolving credit facility is guaranteed by Teekay Corporation and contains a covenant that requires Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 18 of the Partnership’s vessels, together with other related security. As at December 31, 2015, the Partnership has guaranteed $406.5 million of these revolvers and Teekay Corporation has guaranteed $22.8 million.

In January 2014, the Partnership issued Norwegian Kroner (or NOK) 1,000 million in senior unsecured bonds that mature in January 2019 in the Norwegian bond market. As of December 31, 2015, the carrying amount of the bonds was $113.1 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. The Partnership entered into a cross currency swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.42%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see note 12).

In January 2013, the Partnership issued NOK 1,300 million in senior unsecured bonds in the Norwegian bond market. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). As at December 31, 2015, the carrying amount of the bonds was $147.0 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the tranche that matured in January 2016 were based on NIBOR plus a margin of 4.00%. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. The Partnership entered into cross currency rate swaps to swap all interest and principal payments into U.S. Dollars, with interest payments fixed at a rate of 4.94% on the tranche maturing in 2016 and 6.07% on the tranche maturing in 2018 and the transfer of the principal amount fixed at $89.7 million upon maturity in exchange for NOK 500 million on the tranche that matured in 2016 and fixed at $143.5 million upon maturity in exchange for NOK 800 million on the tranche maturing in 2018 (see note 12).

In January 2012, the Partnership issued NOK 600 million in senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at December 31, 2015, the carrying amount of the bonds was $67.8 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see note 12).

As at December 31, 2015, three of the Partnership’s 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $129.1 million. These term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the three shuttle tankers to which the loans relate, together with other related security. As at December 31, 2015, the Partnership had guaranteed $31.2 million of these term loans, which represents its 50% share of the outstanding term loans of two of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $64.5 million and $33.4 million, respectively.

As at December 31, 2015, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit, the Scott Spirit, the Samba Spirit and the Lambada Spirit, for the Suksan Salamander and Gina Krog FSO units, for the Piranema Spirit, the Voyageur Spirit, the Petrojarl Knarr and the Petrojarl I FPSO units, for the ALP towing vessels, and for the Arendal Spirit UMS, which totaled $2.0 billion. For the term loan for the Amundsen Spirit and the Nansen Spirit, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with final bullet payments of $29.0 million due in 2022 and $29.1 million due in 2023, respectively. The other term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2028 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2015, the Partnership had guaranteed $1.7 billion of these term loans and Teekay Corporation had guaranteed $295.6 million.

In February 2015, the Partnership issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of December 31, 2015, the carrying amount of the bonds was $27.1 million. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by first-priority mortgage on the Dampier Spirit FSO unit to which the bonds relate, together with other related security, and are guaranteed by the Partnership.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

In August 2014, the Partnership assumed Logitel’s obligations under a bond agreement from Sevan Marine ASA (or Sevan) as part of the Logitel acquisition (see note 18b). The bonds are retractable at par at any time by the Partnership. As of December 31, 2015, the outstanding amount of the bonds was $20.0 million with a carrying value of $18.8 million and the bonds are guaranteed by the Partnership.

In September 2013 and November 2013, the Partnership issued a total of $174.2 million of ten-year senior bonds, that mature in December 2023, and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. The Partnership makes semi-annual repayments on the bonds and as at December 31, 2015, the carrying amount of the bonds was $155.3 million.

In May 2014, the Partnership issued $300.0 million in five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As at December 31, 2015, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.0%.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $20.6 million of one tranche of the term loan for the ALP newbuilding towing vessels, which are fixed at 2.93%. At December 31, 2015 and December 31, 2014, the margins ranged between 0.30% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at December 31, 2015 was 3.2% (December 31, 2014 – 3.5%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 12).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2015 are $486.2 million (2016), $636.9 million (2017), $580.4 million (2018), $728.4 million (2019), $221.9 million (2020), and $772.8 million (thereafter).

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has one revolving credit facility and four term loans that require the Partnership to maintain vessel values to drawn principal balance minimum ratios of a range of 113% to 125%. As at December 31, 2015, these ratios ranged from 126% to 212%. The vessel values used in these ratios are the appraised values prepared by the Partnership based on second hand sale and purchase market data. Changes in the conventional or shuttle tanker, towing, UMS or FPSO markets could negatively affect these ratios.

As at December 31, 2015 the Partnership and Teekay Corporation were in compliance with all covenants in the credit facilities and long-term debt.

9.	Leases

Charters-out

Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The cost, accumulated depreciation and carrying amount of the vessels accounted for as operating leases at December 31, 2015 were $4.8 billion, $1.1 billion and $3.7 billion, respectively. As at December 31, 2015, minimum scheduled future revenues under these then in place time charters and bareboat charters to be received by the Partnership, were approximately $4.3 billion, comprised of $873.3 million (2016), $908.4 million (2017), $706.0 million (2018), $576.4 million (2019), $489.0 million (2020), and $767.6 million (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2015, revenue from unexercised option periods of contracts that existed on December 31, 2015, or variable or contingent revenues. In addition, minimum scheduled future revenues presented in this paragraph have been reduced by estimated off-hire time for periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

Direct Financing Lease

Leasing of the Falcon Spirit FSO unit is accounted for as a direct financing lease. As at December 31, 2015, the minimum lease payments receivable under the direct financing lease approximated $12.6 million (2014 - $21.2 million), including unearned income of $3.6 million (2014 - $7.3 million). The estimated unguaranteed residual value of the leased vessel is $8.5 million. As at December 31, 2015, the future scheduled payments under the direct financing lease to be received by the Partnership were approximately $12.6 million, comprised of $8.8 million (2016) and $3.8 million (2017).

Charters-in

As at December 31, 2015, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $63.3 million in (2016), $41.4 million (2017), $16.7 million (2018) and $4.1 million (2019). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

10.	Restructuring Charge

During the year ended December 31, 2013, the Partnership recognized a restructuring charge of $1.6 million, relating to the reorganization of the Partnership’s shuttle tanker marine operations and a restructuring charge of $0.4 million, relating to the reorganization of the Partnership’s conventional tanker marine operations. The purpose of the restructuring was to create better alignment with the Partnership’s marine operations resulting in a lower cost organization going forward. Both reorganizations were completed in 2013.

During the year ended December 31, 2013, the Partnership incurred $0.6 million of restructuring charges related to the reflagging of one shuttle tanker which commenced in September 2013 and was completed in October 2013.

11.	Related Party Transactions

a)

The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the general partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, conventional tankers, shuttle tankers, FSO units and FPSO units.

b)

In May 2013, the Partnership entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply a FSO unit in Asia. The Partnership converted its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit, which commenced its charter contract with Salamander in August 2014. The Partnership has received project management and execution services from certain subsidiaries of Teekay Corporation relating to the FSO conversion. These costs were capitalized and are included in vessels and equipment. Project management and execution costs paid to Teekay Corporation subsidiaries amounted to $3.6 million as of December 31, 2015.

c)

In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that is being converted from the Randgrid shuttle tanker, which commenced its conversion during the second quarter of 2015. The Partnership has received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FSO unit conversion. These costs are capitalized and included as part of advances on newbuilding contracts and will be reclassified to vessels and equipment upon completion of the conversion in early-2017. Project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $6.7 million as of December 31, 2015.

d)

On May 2, 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur L.L.C., which owns the Voyageur Spirit FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON, for an original purchase price of $540.0 million. Due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance by E.ON within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013.

On September 30, 2013, the Partnership entered into an interim agreement with E.ON whereby the Partnership was compensated for production beginning August 27, 2013 until the receipt of final acceptance by E.ON. Until receipt of final acceptance, Teekay Corporation agreed to indemnify the Partnership for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, Teekay Corporation indemnified the Partnership a total of $34.9 million for production shortfalls and unreimbursed repair costs. During 2014, Teekay Corporation indemnified the Partnership for a further $3.5 million for production shortfalls and unrecovered repair costs to address the compressor issues, and paid another $2.7 million in late-2014 relating to a final settlement of pre-acquisition capital expenditures for the Voyageur Spirit FPSO unit. On April 4, 2014, the Partnership received the certificate of final acceptance from the charterer, which declared the unit on-hire retroactive to February 22, 2014.

Amounts paid as indemnification from Teekay Corporation to the Partnership were effectively treated as a reduction in the purchase price paid by the Partnership for the FPSO unit. The original purchase price of $540.0 million was effectively reduced to $503.1 million ($273.1 million net of assumed debt of $230.0 million) to reflect total indemnification payments from Teekay Corporation of $41.1 million, partially offset by the excess value of $4.3 million relating to the 1.4 million common units issued as part of the purchase price to Teekay Corporation on the date of closing of the transaction in May 2013 compared to the value of the common units at the date Teekay Corporation offered to sell the FPSO unit to the Partnership. The excess of the purchase price (net of assumed debt) over the book value of the net assets of $201.8 million has been accounted for as an equity distribution to Teekay Corporation of $71.4 million.

e)

On June 10, 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht Oil & Gas S.A (or Odebrecht), which owns the Cidade de Itajai (or Itajai) FPSO unit, for a cash purchase price of $53.8 million. The Partnership’s investment in the Itajai FPSO unit is accounted for using the equity method.

The purchase price was based on an estimate of the fully built-up cost of the Itajai FPSO unit, including certain outstanding contractual items. During 2014, the joint venture received in connection with the resolution of these contractual items an aggregate of $6.1 million in reimbursements from the charterer and insurer, which was originally deducted from the Partnership’s purchase price of the Itajai FPSO unit. Accordingly, the Partnership remitted this reimbursed amount to Teekay Corporation.

f)

The long-term bareboat contracts relating to two of the Partnership’s conventional tankers, the SPT Explorer and Navigator Spirit, with a joint venture in which Teekay Corporation had a 50% interest, were novated under the same terms to a subsidiary of Teekay Corporation in January 2014 and March 2014, respectively. The excess of the contractual rates over the market rates at the time of the novations were $0.9 million and $1.0 million for the years ended December 31, 2015 and 2014, respectively, and is accounted for as an equity contribution from Teekay Corporation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

In December 2015, the Partnership terminated the long-term bareboat contracts for these two conventional tankers (see notes 11i and 19). Immediately following the contract terminations, the Partnership sold its 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the SPT Explorer and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers Ltd. (see note 19).

g)

In December 2014, the Partnership entered into an agreement with a consortium led by Queiroz Galvão Exploração e Produção SA (or QGEP) to provide an FPSO unit for the Atlanta field located in the Santos Basin offshore Brazil. In connection with the contract with QGEP, the Partnership acquired the Petrojarl I FPSO from Teekay Corporation for a purchase price of $57 million. The purchase price was financed by means of an intercompany loan payable to a subsidiary of Teekay Corporation, which was repaid in July 2015. Interest payments on the loan were at a fixed rate of 6.5%. The Petrojarl I is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands for an estimated cost of approximately $267 million, which includes the cost of acquiring the Petrojarl I (see note 14f). The excess of the purchase price over Teekay Corporation’s carrying value of the Petrojarl I FPSO unit has been accounted for as an equity distribution to Teekay Corporation of $12.4 million in 2014.

h)

On July 1, 2015, the Partnership acquired from Teekay Corporation its 100% interest in the Knarr Companies, which own the Petrojarl Knarr FPSO unit, which operates on the Knarr Field in the North Sea, for an equity purchase price of $529.4 million (see note 3).

i)

During 2015, four conventional tankers, two shuttle tankers and three FSO units of the Partnership were employed on long-term bareboat and time-charter-out contracts with subsidiaries of Teekay Corporation. In 2015, the Partnership terminated the long-term bareboat and time-charter-out contracts under which three of these conventional tankers were employed with a subsidiary of Teekay Corporation. The Partnership concurrently paid total net early termination fees to Teekay Corporation of $1.8 million (see note 19), which is recorded in revenue on the consolidated statements of income.

In 2013, the Partnership terminated the long-term time-charter-out contracts under which two of its conventional tankers were employed with a subsidiary of Teekay Corporation. The Partnership received early termination fees from a subsidiary of Teekay Corporation of $11.3 million, which is recorded in net loss from discontinued operations on the consolidated statements of income.

j)

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

	Year Ended December 31,
	2015	2014	2013
	$	$	$
Revenues(1)	68,734	68,172	71,905
Vessel operating expenses(2)	(39,779)	(39,237)	(39,820)
General and administrative(3)(4)	(52,257)	(42,396)	(29,528)
Interest income(5)	—	—	1,217
Interest expense(6)(7)	(5,556)	(933)	(818)
Other expense(8)	—	—	(319)
Net income from related party transactions from discontinued operations(9)	—	—	19,255

(1)

Includes revenue from time-charter-out or bareboat contracts with subsidiaries or affiliates of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation, and net early termination fees paid by the Partnership to Teekay Corporation (see above and note 19).

(2)	Includes ship management and crew training services provided by Teekay Corporation.
(3)

Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and the Partnership’s general partner for costs incurred on the Partnership’s behalf.

(4)

Includes business development fees of $9.7 million, $2.2 million and $2.0 million to Teekay Corporation in connection with the acquisition of the Knarr Companies, six long-distance towing and offshore installation vessels, and the Arendal Spirit UMS, respectively, during the year ended December 31, 2015; business development fees of $1.6 million and $2.1 million to Teekay Corporation in connection with the acquisition of ALP and the Petrojarl I FPSO unit, respectively, during the year ended December 31, 2014; and a $1.0 million business development fee to Teekay Corporation in connection with the acquisition of the 2010-built HiLoad Dynamic Positioning unit from Remora AS during the year ended December 31, 2013.

(5)

Interest income for the year ended December 31, 2013 relates to the interest received from Teekay Corporation and the Partnership’s general partner on a $150 million partial prepayment for the Voyageur Spirit FPSO unit. The Partnership received interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds to Teekay Corporation from February 26, 2013 until the Partnership acquired the FPSO unit on May 2, 2013.

(6)	Includes a guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation and interest expense incurred on due to affiliates balances.
(7)

Includes interest expense of $5.1 million for the year ended December 31, 2015, incurred on the convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Knarr Companies (see note 3). The convertible promissory note incurs interest at a rate of 6.50% on the outstanding principal balance, which as at December 31, 2015 was $100.0 million. The outstanding principal balance, together with accrued interest, is payable in full on July 1, 2016.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(8)	Unrealized loss from the change in fair value of the Partnership’s contingent consideration liability relating to the acquisition of the Scott Spirit.
(9)

Related party transactions relating to three conventional tankers determined to be discontinued operations. This includes revenue from long-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including early termination fees described above; crew training fees charged by Teekay Corporation accounted for as vessel operating expenses; and commercial, technical, strategic and business development management fees charged by Teekay Corporation.

k)

At December 31, 2015, due from affiliates totaled $81.3 million (December 31, 2014 - $44.2 million) and due to affiliates totaled $304.6 million (December 31, 2014 - $108.9 million). Due to and from affiliates, other than the convertible promissory note issued to Teekay Corporation (see note 3), are non-interest bearing and unsecured, and are expected to be settled within the next fiscal year in the normal course of operations or from financings.

12.	Derivative Instruments

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the years ended December 31, 2015 and 2014, as cash flow hedges.

As at December 31, 2015, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset/(Liability) (in thousands of U.S. Dollars) Non-hedge	Average Forward Rate(1)	Expected Maturity
				2016	2017
				(in thousands of U.S. Dollars)
Norwegian Kroner	590,000	(10,688)	7.62	54,577	22,896
Euro	11,103	(45)	0.91	12,153	—
Singapore dollar	22,442	(776)	1.36	16,537	—

		(11,509)		83,267	22,896

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

In connection with its issuance of NOK bonds, the Partnership has entered into cross currency swaps pursuant to which it receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Partnership’s NOK bonds due from 2016 through 2019. In addition, the cross currency swaps due from 2016 through 2019 economically hedge the interest rate exposure on the NOK bonds due from 2016 through 2019. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds due from 2016 through 2019. As at December 31, 2015, the Partnership was committed to the following cross currency swaps:

Principal Amount NOK	Principal Amount USD	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability)	Remaining Term (years)
		Reference Rate	Margin
600,000	101,351	NIBOR	5.75%	7.49%	(36,504)	1.1
500,000	89,710	NIBOR	4.00%	4.94%	(33,714)	0.1
800,000	143,536	NIBOR	4.75%	6.07%	(56,985)	2.1
1,000,000	162,200	NIBOR	4.25%	6.42%	(56,124)	3.1

					(183,327)

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

As at December 31, 2015, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	950,000	(163,868)	6.7	3.9
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	1,268,357	(72,130)	5.7	2.6

		2,218,357	(235,998)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2015, ranged from 0.30% and 3.25%.
(2)	Notional amount remains constant over the term of the swap.
(3)	Principal amount reduces quarterly or semi-annually.

For the periods indicated, the following table presents the effective portion of gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of losses on derivative instruments designated and qualifying as cash flow hedges.

Year Ended December 31, 2015
Balance Sheet (AOCI)	Statement of Income
Effective Portion	Effective Portion	Ineffective Portion
696	—	(1,050)	Interest expense

696	—	(1,050)

Year Ended December 31, 2013
Balance Sheet (AOCI)	Statement of Income
Effective Portion	Effective Portion	Ineffective Portion
6	—	—	Vessel operating expenses
—	(52)	(59)	General and administrative expenses

6	(52)	(59)

Year Ended December 31, 2014
Balance Sheet (AOCI)	Statement of Income
Effective Portion	Effective Portion	Ineffective Portion
—	—	—

—	—	—

As at December 31, 2015, the Partnership had multiple interest rate swaps and cross currency swaps governed by the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at December 31, 2015, these interest rate swaps and cross currency swaps had an aggregate fair value liability amount of $360.6 million (December 31, 2014 - $303.8 million). As at December 31, 2015, the Partnership had $60.5 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements (December 31, 2014 - $46.8 million). The deposit is presented in restricted cash and restricted cash - long-term on the consolidated balance sheets.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Other current assets $	Other assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2015
Foreign currency contracts	80	—	—	(10,266)	(1,323)
Cross currency swap	—	—	(2,196)	(42,878)	(138,253)
Interest rate swaps	—	1,894	(7,827)	(148,312)	(81,753)

	80	1,894	(10,023)	(201,456)	(221,329)

As at December 31, 2014
Foreign currency contracts	—	—	—	(8,490)	(2,778)
Cross currency swap	—	—	(1,105)	(6,496)	(112,902)
Interest rate swaps	—	4,660	(8,742)	(70,332)	(142,074)

	—	4,660	(9,847)	(85,318)	(257,754)

Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on derivative instruments in the consolidated statements of income. The effect of the (losses) gains on these derivatives on the consolidated statements of income for the years ended December 31, 2015, 2014 and 2013 is as follows:

	Year ended December 31, 2015 $	Year ended December 31, 2014 $	Year ended December 31, 2013 $
Realized losses relating to:
Interest rate swap termination	(10,876)	—	(31,798)
Interest rate swaps	(60,741)	(55,588)	(63,050)
Foreign currency forward contracts	(13,799)	(1,912)	(824)

	(85,416)	(57,500)	(95,672)

Unrealized gains (losses) relating to:
Interest rate swaps	11,952	(75,777)	133,488
Foreign currency forward contracts	(240)	(10,426)	(2,996)

	11,712	(86,203)	130,492

Total realized and unrealized (losses) gains on derivative instruments	(73,704)	(143,703)	34,820

Realized and unrealized (losses) gains of cross currency swaps are recognized in earnings and reported, including the impact of the partial termination of a cross currency swap in connection with the repurchase of NOK bonds, in foreign currency exchange loss in the consolidated statements of income. The effect of the (loss) gain on cross currency swaps on the consolidated statements of income for the years ended December 31, 2015, 2014 and 2013 is as follows:

	Year ended December 31, 2015 $	Year ended December 31, 2014 $	Year ended December 31, 2013 $
Realized gain on partial termination of cross-currency swap	—	—	6,800
Realized (losses) gains	(10,140)	(1,992)	1,563
Unrealized losses	(61,734)	(93,953)	(38,596)

Total realized and unrealized losses on cross currency swaps	(71,874)	(95,945)	(30,233)

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

13.	Income Taxes

The significant components of the Partnership’s deferred tax assets and liabilities are as follows:

	December 31, 2015 $	December 31, 2014 $
Deferred tax assets:
Tax losses carried forward(1)	116,894	146,851
Other	2,815	3,726

Total deferred tax assets	119,709	150,577

Deferred tax liabilities:
Vessels and equipment	10,577	12,514
Long-term debt	3,218	2,295
Other	1,204	1,371

Total deferred tax liabilities	14,999	16,180

Net deferred tax assets	104,710	134,397

Valuation allowance	(75,277)	(128,438)

Net deferred tax assets	29,433	5,959

Disclosed in:
Deferred tax asset	30,050	5,959
Other long-term liabilities	617	—

Net deferred tax assets	29,433	5,959

(1)

As at December 31, 2015, the income tax losses carried forward of $466.3 million ($559.1 million – December 31, 2014) are available to offset future taxable income in the applicable jurisdictions, and can be carried forward indefinitely.

The components of the provision for income taxes are as follows:

	Year ended December 31, 2015 $	Year ended December 31, 2014 $	Year ended December 31, 2013 $
Current	(1,650)	(1,290)	(75)
Deferred	23,007	(889)	(2,150)

Income tax recovery (expense)	21,357	(2,179)	(2,225)

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

	Year ended December 31, 2015 $	Year ended December 31, 2014 $	Year ended December 31, 2013 $
Net income before taxes	78,786	19,835	78,782
Net income (loss) not subject to taxes	12,601	(72,469)	41,100

Net income subject to taxes	66,185	92,304	37,682

At applicable statutory tax rates	14,527	12,484	2,559
Permanent differences	387	(4,677)	(3,619)
Adjustments related to currency differences	(1,060)	3,349	(14,231)
Valuation allowance	(35,211)	(8,977)	17,516

Tax (recovery) expense related to current year	(21,357)	2,179	2,225

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following is a tabular reconciliation of the Partnership’s total amount of unrecognized tax benefits at the beginning and end of 2015, 2014 and 2013:

	Year ended December 31, 2015 $	Year ended December 31, 2014 $	Year ended December 31, 2013 $
Balance of unrecognized tax benefits as at beginning of the year	6,779	7,037	3,692
Decreases for positions related to prior years	(3,082)	(258)	(336)
Increases for positions related to the current year	350	—	—
Increase for positions attributable to the Dropdown Predecessor	—	—	3,681

Balance of unrecognized tax benefits as at end of the year	4,047	6,779	7,037

The Partnership does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2010 through 2015 remain open to examination by some of the taxing jurisdictions in which the Partnership is subject to tax.

The interest and penalties on unrecognized tax benefits included in the tabular reconciliation above were not material.

14.	Commitments and Contingencies

a)

During 2010, an unrelated party contributed a shuttle tanker to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at December 31, 2015.

b)

In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that is being converted from the Randgrid shuttle tanker, which the Partnership purchased in August 2015 from a 67%-owned subsidiary. The FSO conversion project is expected to cost approximately $279 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization. As at December 31, 2015, payments made towards this commitment totaled $141.1 million and the remaining payments required to be made are $120.7 million (2016) and $17.3 million (2017). Following scheduled completion of the conversion in early-2017, the newly converted FSO unit will commence operations under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options.

c)

In March 2014, the Partnership acquired 100% of the shares of ALP, a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. The Partnership has agreed to acquire these newbuildings for a total cost of approximately $232 million. As at December 31, 2015, payments made towards these commitments totaled $91.7 million and the remaining payments required to be made under these newbuilding contracts are $140.6 million (2016). The Partnership will finance the newbuilding installments primarily from long-term debt financing of $185 million secured for these vessels in July 2015, and to a lesser extent, through existing liquidity.

d)

In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS, a Norway-based company focused on high-end UMS. Concurrently with this transaction, the Partnership acquired three UMS newbuildings ordered from COSCO (Nantong) Shipyard (COSCO) in China that are expected to cost approximately $596 million in aggregate, including estimated site supervision costs and license fees to be paid to Sevan to allow for use of its cylindrical hull design in these UMS and $30.0 million from the Partnership’s assumption of Logitel’s obligations under a bond agreement from Sevan. As at December 31, 2015, payments made towards these commitments totaled $193.8 million and the remaining payments required to be made under these newbuilding contracts are $186.8 million (2016), $15.7 million (2017), $15.6 million (2018) and $184.1 million (2019). During the second quarter of 2015, the Partnership exercised its options to defer the delivery of its second UMS newbuilding by up to one year, and the delivery and all related construction work of its third UMS by 120 days. The Partnership may decide to exercise an additional option to further defer the delivery of its third UMS by an additional two years. The Partnership is also considering cancelling the newbuilding contracts for the two UMS newbuildings, which are owned in separate subsidiaries of the Partnership. The Partnership took delivery of one UMS, the Arendal Spirit, in February 2015 and, subsequent to an additional deferral relating to the third UMS, the remaining two units are scheduled to deliver in late-2016 and mid-2019, respectively. The Partnership financed the Arendal Spirit through long-term debt financing and its existing liquidity.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

e)

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture with Odebrecht. The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with Petroleo Brasileiro S.A. (Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at December 31, 2015, payments made by the joint venture towards these commitments totaled $251.6 million and the remaining payments required to be made by the joint venture are $739.4 million (2016) and $13.6 million (2017). The Partnership intends to finance its share of the conversion through existing long-term debt financing within the joint venture, and to a lesser extent, through existing liquidity. The joint venture secured a $248 million short-term loan in late-2014, which was refinanced in 2015 with a long-term debt facility providing total borrowings of up to $804 million for the FPSO unit (see note 20).

f)

In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million (see note 11g). The Petrojarl I is undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands with an estimated cost of approximately $267 million, which includes the cost of acquiring the Petrojarl I. The FPSO is scheduled to commence operations in the fourth quarter of 2016 under a five-year fixed-rate charter contract with QGEP. As at December 31, 2015, payments made towards these commitments, including the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totaled $146.1 million and the remaining payments required to be made are $121.0 million (2016). The Partnership intends to finance the remaining upgrade payments through existing long term debt financing for the FPSO unit and, to a lesser extent, with its existing liquidity. The Partnership secured a $180 million long-term loan in June 2015 and made partial draw downs on the facility during 2015 to finance the Petrojarl I FPSO upgrade payments.

g)

In June 2015, the Partnership entered into 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. These contracts were initially being serviced by three third party-owned shuttle tankers operating on the East Coast of Canada, which were chartered-in to the Partnership. One of these vessels was replaced by one of the Partnership’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. The Partnership has entered into contracts to construct three Suezmax DP2 shuttle tanker newbuildings for a fully built-up cost of approximately $368 million. These vessels will replace the existing vessels servicing the East Coast of Canada. The three newbuildings are expected to be delivered in the fourth quarter of 2017 through the first half of 2018. As at December 31, 2015, payments made towards these commitments totaled $33.8 million and the remaining payments required to be made under these newbuilding contracts are $35.6 million (2016), $229.7 million (2017), and $68.6 million (2018). The Partnership intends to finance the newbuilding installments through its existing liquidity and expects to secure long-term debt financing for these vessels prior to their scheduled deliveries.

h)

In December 2015, the Partnership entered into a put and call option agreement with its 50/50 joint venture partner, Odebrecht, relating to the FPSO conversion for the Libra field. The agreement provides Odebrecht with a put option to sell 15%, 20% or 25% of its shares in the joint venture to the Partnership for consideration of $24.1 million, $32.1 million and $40.2 million, respectively. The exercise date for the put option is April 25, 2016 with a settlement date on May 25, 2016. Upon exercising of the put option, the agreement further provides Odebrecht with a call option to repurchase the shares sold pursuant to the put option, for the same consideration from the put option plus 20% per annum from the put option date until the call option date as well as an additional $7.5 million. The exercise date for the call option is August 31, 2017 with settlement on January 5, 2018. The Partnership expects to finance the put option, if exercised, with its existing liquidity.

i)

In March 2016, Petrobras claimed that the Partnership’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s charter contract should have resulted in a corresponding 2% rate reduction on the FPSO charter contract with Petrobras. The Partnership disagrees with this claim. The Partnership has estimated the total claim to be approximately $7.5 million, consisting of $4.4 million relating to 2% of the charter hire previously paid by Petrobras to the Partnership for the period from November 2011 up to the end of 2015, and $3.1 million relating to 2% of estimated future charter hire from 2016 to the end of the term of the FPSO contract with Petrobras.

j)

In February 2016, a special committee of the Board of Directors of Sevan Marine ASA (or Special Committee), responding to allegations made by certain minority shareholders of Sevan Marine ASA (or Sevan), advised that they had initiated a review of the legality of the agreements between Sevan and CeFront Technology AS (or CeFront) relating to the transfer to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively Logitel Offshore) in 2013 of two hulls to be converted into floating accommodation units, including the $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan) granted by Sevan Holding V AS to Logitel Offshore Pte. Ltd. (or the 2013 Transaction). This review also included a review of the legality of the agreements between Sevan and the Partnership entered into in connection with the 2014 transaction whereby the Partnership acquired Logitel Offshore from CeFront (or the 2014 Transaction). The Special Committee advised the Partnership by letter dated February 16, 2016 that it had obtained legal advice indicating that Sevan had failed to obtain the necessary shareholder approvals in connection with both the 2013 Transaction and the 2014 Transaction. The Special Committee also advised that, in its view, the $60 million bond loan to Logitel Offshore represents lending to a related party of a Sevan shareholder, which is in breach of mandatory limitations on such financings in Norwegian corporate law. The Special Committee has advised the Partnership that the failure to obtain the necessary approval of their shareholders would render certain of the agreements in the 2013 Transaction and 2014 Transaction either void or voidable, exposing the Partnership to potential claims for restitution as mandated by Norwegian corporate law. As a result, Sevan claims that the Partnership/Logitel owes Sevan approximately $50 million, respresenting the unpaid amount of the original $60 million bond loan. As at December 31, 2015, the Partnership had accrued a bond loan payable amount of $18.8 million, based upon the terms of the agreements as entered into by Sevan, Logitel and the Partnership. The Partnership is in discussions with Sevan regarding the potential financial impact on the Partnership of the failure of Sevan to obtain the necessary shareholder approvals of the 2013 Transaction and 2014 Transaction.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

15.	Supplemental Cash Flow Information

a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Year ended December 31, 2015 $	Year ended December 31, 2014 $	Year ended December 31, 2013 $

Accounts receivable	(24,285)	73,020	(59,003)
Prepaid expenses and other assets	804	1,899	(2,884)
Accounts payable and accrued liabilities	(23,745)	(87,597)	46,266
Advances from (to) affiliate	73,129	(98,806)	67,620

	25,903	(111,484)	51,999

b)

Cash interest paid (including interest paid by the Dropdown Predecessor and Knarr Companies and realized losses on interest rate swaps) during the years ended December 31, 2015, 2014 and 2013 totaled $179.5 million, $135.4 million, and $146.0 million, respectively.

c)

Income taxes paid (including taxes paid by the Dropdown Predecessor and Knarr Companies) during the years ended December 31, 2015, 2014 and 2013 totaled $0.8 million, $2.1 million and $0.6 million, respectively.

d)

The Partnership’s consolidated statement of cash flows for the years ended December 31, 2015 and 2013 reflects the Knarr Companies and the Dropdown Predecessor as if the Partnership had acquired Knarr Companies and the Dropdown Predecessor when the vessels began operations under the ownership of Teekay Corporation. For non-cash charges related to Knarr Companies and the Dropdown Predecessor (see notes 3, 11d and 11h).

e)	The cash portion of the purchase price of vessels acquired from Teekay Corporation is as follows:

	Year ended December 31, 2015 $	Year ended December 31, 2014 $	Year ended December 31, 2013 $

Petrojarl Knarr (net of cash acquired of $14.2 million)(1) (note 11h)	(112,710)	—	—
Voyageur Spirit (net of cash acquired of $0.9 million)(2)(3) (note 11d)	—	6,181	(234,125)
Cidade de Itajai (net of cash acquired of $1.3 million) (note 11e)	—	—	(52,520)

	(112,710)	6,181	(286,645)

(1)

The cash portion of the purchase price does not include the conversion of $300.0 million of the convertible promissory note into 14.4 million common units of the Partnership issued to Teekay Corporation (see note 3b).

(2)

As at December 31, 2014, the cash portion of the original purchase price of the Voyageur Spirit FPSO unit of $270.0 million was effectively reduced to reflect the $41.1 million indemnification payments from Teekay Corporation recorded during 2014 and 2013 (see note 11d).

(3)

The cash portion of the purchase price does not include the issuance of $44.3 million of the Partnership’s common units to Teekay Corporation to partially finance the acquisition of the Voyageur Spirit FPSO (see note 16), which includes a $4.3 million excess value of the common units when comparing valuation of the common units at the date of closing the transaction to the valuation of the common units as the date Teekay Corporation offered to sell the Voyageur Spirit FPSO to the Partnership (see note 11d).

f)

Contribution of capital from Teekay Corporation to the Dropdown Predecessor relating to Voyageur Spirit was $5.6 million for the year ended December 31, 2013, and was included in other financing activities on the consolidated statement of cash flows for 2013.

16.	Total Capital and Net Income Per Unit

At December 31, 2015, a total of 64.3% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (the Series A Preferred Units) and Series B Cumulative Redeemable Preferred Units (the Series B Preferred Units) are held by the public and the Series C Preferred Units are held by private investors.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Limited Partners’ Rights

Significant rights of the limited partners include the following:

•

Right of common unitholders to receive distributions of Available Cash (after deducting expenses, including estimated maintenance capital expenditures and reserves, including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) within approximately 45 days after the end of each quarter.

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

During 2015, cash distributions with respect to the first three quarters of 2015 exceeded $0.4025 per common units, and were below $0.4025 per common unit with respect to the distribution for the fourth quarter of 2015. Consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per common unit calculation up to September 30, 2015 and increasing percentages were not used to calculate the General Partner’s interest in net income for the purposes of the net income per common unit calculation from October 1, 2015 to December 31, 2015.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities and liquidation amounts on the Series A, Series B and Series C Preferred Units will be distributed to the common unitholders and the general partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

Net Income Per Unit

Limited partners’ interest in net income per common unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the non-controlling interests, the general partner’s interest and the distributions on the Series A Preferred Units, the Series B Preferred Units and the Series C Preferred Units, by the weighted-average number of common units outstanding during the period. The distributions payable and paid on the preferred units for the year ended December 31, 2015 were $28.6 million (2014 - $10.9 million, 2013 - $7.3 million).

The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method and the if-converted method relating to the Series C Preferred Units. At any time after the 18-month anniversary of the closing date, the Series C Preferred Units are convertible on a one-for-one basis into common units of the Partnership. The computation of limited partners’ interest in net income per common unit – diluted does not assume such exercises or conversions if the effect would be anti-dilutive.

5.1 million Series C Preferred Units for the year ended December 31, 2015 and 0.1 million total restricted units for the year ended December 31, 2014 (2013 – nil), were excluded from the computation of limited partners’ interest in net income per common unit – diluted, as they have an anti-dilutive effect. In periods where a loss is attributable to common unitholders all restricted units and Series C Preferred Units are anti-dilutive.

The general partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units, Series B Preferred Units and Series C Preferred Units. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

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

Preferred Units

In April 2013, the Partnership issued 6.0 million 7.25% Series A Preferred Units in a public offering for net proceeds of $144.8 million. Pursuant to the partnership agreement, distributions on the 7.25% Series A Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. At any time on or after April 30, 2018, the Series A Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. These units are listed on the New York Stock Exchange.

In April 2015, the Partnership issued 5.0 million 8.50% Series B Preferred Units in a public offering for net proceeds of $120.8 million. Pursuant to the partnership agreement, distributions on the Series B Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. At any time on or after April 20, 2020, the Series B Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. These units are listed on the New York Stock Exchange.

In July 2015, the Partnership issued 10.4 million 8.60% Series C Preferred Units in a private placement for net proceeds of $249.8 million. At any time after the 18-month anniversary of the closing date, at the election of each holder, the Series C Preferred Units may be converted on a one-for-one basis into common units of the Partnership. Pursuant to the partnership agreement, distributions on the Series C Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. The Series C Preferred Units may be redeemed in cash if a change of control occurs in the Partnership. As a result, the Series C Preferred Units that are subject to this redemption feature are not included on the Partnership’s consolidated balance sheet as part of the total equity and are presented as temporary equity above the equity section but below the liabilities section. A summary description of the Series C Preferred Units is included in the Partnership’s Report on Form 6-K filed with the SEC on July 6, 2015.

Public and Private Offerings of Common Units

The following table summarizes the issuances of common units over the three years ending December 31, 2015:

Date	Offering	Number of Common Units	Offering	Gross Proceeds (i)	Net Proceeds	Teekay Corporation’s Ownership After the	Use of Proceeds
	Type	Issued	Price	(in millions of U.S. Dollars)		Offering(ii)
April 2013	Private	2,056,202	$29.18	61.2	61.2	28.67%	Partially finance four newbuilding shuttle tankers installments and for general partnership purposes.
May 2013	Private	1,446,654	$30.60	45.1	45.1	29.91%	Partially finance the acquisition of Voyageur Spirit FPSO unit
During 2013	COP	85,508	(iii)	2.8	2.4	(iii)	General partnership purposes
December 2013	Private	1,750,000	$30.50	54.5	54.4	29.31%	For general partnership purposes, which included funding vessel conversion projects and future vessel acquisitions.
During 2014	COP	213,350	(iii)	7.8	7.6	(iii)	General partnership purposes
November 2014	Private	6,704,888	$26.10	178.6	178.5	27.26%	For general partnership purposes, which included funding vessel conversion projects and finance newbuilding UMS and towage vessels.
During 2015	COP	211,077	(iii)	3.6	3.5	(iii)	General partnership purposes
July 2015	Private	14,402,304	$20.83	306.1	306.1	37.06%	Partially finance the acquisition of the Knarr companies.

(i)	Including the General Partner’s 2% proportionate capital contribution
(ii)	Including Teekay Corporation’s indirect 2% general partner interest
(iii)

In May 2013, the Partnership implemented a continuous offering program (or COP), under which the Partnership may issue new common units, representing limited partner interests, at market prices from time to time up to a maximum aggregate amount of $100 million.

17.	Unit Based Compensation

During the year ended December 31, 2015, a total of 14,603 common units, with an aggregate value of $0.3 million, were granted and issued to the non-management directors of the general partner as part of their annual compensation for 2015.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. During March 2015, 2014 and 2013, the Partnership granted restricted unit-based compensation awards with respect to 102,834, 67,569 and 63,309 units, respectively, with aggregate grant date fair values of $2.1 million for 2015 and 2014 and $1.8 million for 2013, based on the Partnership’s closing unit price on the grant dates. Each restricted unit is equal in value to one of the Partnership’s common units. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash.

During the year ended December 31, 2015, restricted unit-based awards with respect to a total of 48,488 common units with a fair value of $1.5 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 12,612 common units and by paying $0.5 million in cash.

During the year ended December 31, 2014, restricted unit-based awards with respect to a total of 20,988 common units with a fair value of $0.6 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 6,584 common units and by paying $0.3 million in cash.

The Partnership recorded unit-based compensation expense of $0.9 million, $1.9 million and $0.9 million, during the years ended December 31, 2015, 2014 and 2013, respectively, in general and administrative expenses in the Partnership’s consolidated statements of income.

As of December 31, 2015 and December 31, 2014, liabilities relating to cash settled restricted unit-based compensation awards of $0.4 million and $1.0 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at December 31, 2015, the Partnership had $0.8 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of 1.0 years.

18.	Acquisitions

a)	Acquisition of ALP Maritime Services B.V.

On March 14, 2014, the Partnership acquired 100% of the shares of ALP. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. The Partnership is committed to acquire these newbuildings for a total cost of approximately $232 million (see note 14c).

The Partnership acquired ALP for a purchase price of $2.6 million, which was paid in cash, and also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings, which are scheduled throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. The Partnership has the option to pay up to 50% of this compensation through the issuance of common units of the Partnership. Each of the contingent compensation amounts are payable only if the three shareholders are employed by ALP at the time performance conditions are met. For the year ended December 31, 2015, compensation cost was $0.7 million and was recorded in general and administrative expenses in the Partnership’s consolidated statements of income (December 31, 2014 - $0.5 million). The Partnership also incurred a $1.0 million fee to a third party associated with the acquisition of ALP in 2014 and a $1.6 million business development fee to Teekay Corporation in 2014 (see note 11j) for assistance with the acquisition, which have been recognized in general and administrative expenses during 2014.

The acquisition of ALP was accounted for using the purchase method of accounting, based upon finalized estimates of fair value.

The following table summarizes the finalized fair values of the ALP assets acquired and liabilities assumed by the Partnership on the acquisition date.

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

(in thousands of U.S. Dollars, except per unit data)	Pro Forma Year ended December 31, 2014 $	Pro Forma Year ended December 31, 2013 $
Revenues	1,019,674	938,309
Net income from continuing operations	17,495	76,044
Limited partners’ interest in net income from continuing operations per common unit:
- Basic	(0.23)	0.92
- Diluted	(0.23)	0.92

b)	Acquisition of Logitel Offshore Holding AS

On August 11, 2014, the Partnership acquired 100% of the outstanding shares of Logitel. The purchase price for the shares of Logitel consisted of $4.0 million in cash paid at closing and a potential additional cash amount of $27.6 million, subject to reductions of some or all of this potential additional amount if certain performance criteria are not met, primarily relating to the construction of the three UMS ordered from COSCO in China (see note 4a).

The Partnership is committed to acquire the three UMS ordered from COSCO for a total cost of approximately $596 million, including estimated site supervision costs and license fees to be paid to Sevan to allow for use of its cylindrical hull design in these UMS (see note 14d), and $30.0 million from the Partnership’s assumption of Logitel’s obligations under a bond agreement from Sevan. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract with Petrobras in Brazil for the first UMS, the Arendal Spirit, which delivered in February 2015 and commenced its contract with Petrobras in June 2015. The second UMS is currently in lay-up. During the second quarter of 2015, the Partnership exercised its option to defer the delivery of its second UMS newbuilding by up to one year. During this period, COSCO will maintain and preserve this unit for the account of the Partnership, including the Partnership incurring interest at 5.0% per annum on the unpaid balance of the final yard installment. In August 2014, the Partnership exercised one of its existing six options with COSCO to construct a third UMS. During the second quarter of 2015, the Partnership exercised its option to defer the delivery and all related construction work of its third UMS by 120 days, and may decide to exercise an option to further defer the delivery of the unit by an additional two years. While the Partnership is pursuing charter contracts for the remaining two UMS newbuildings prior to their respective deferred deliveries in late-2016 and subject to the exercise of a deferred delivery option, mid-2019, it may decide to cancel the two newbuilding contracts.

The Partnership has assumed Logitel’s obligations under a bond agreement from Sevan as part of this acquisition. The bond is non-interest bearing and is repayable in amounts of $10.0 million within six months of delivery of each of the three UMS ordered from COSCO, for a total of $30.0 million, of which $10.0 million has been repaid as of December 31, 2015. If Logitel orders additional UMS’s with the Sevan cylindrical design, Logitel will be required to pay Sevan up to $11.9 million for each of the next three UMS ordered. If the fourth of six options with COSCO is not exercised by its option expiry date on November 30, 2016, Sevan has a one-time option to receive the remaining two options with COSCO.

The acquisition of Logitel was accounted for using the acquisition method of accounting, based upon finalized estimates of fair value.

The following table summarizes the preliminary and final valuations of the Logitel assets and liabilities on the acquisition date. The estimates of fair values of the Logitel assets acquired and liabilities assumed by the Partnership were finalized during the second quarter of 2015.

(in thousands of U.S. Dollars)	Preliminary Valuation August 11, 2014 $	Adjustments $	Final Valuation August 11, 2014 $
ASSETS
Cash and cash equivalents	8,089	—	8,089
Prepaid expenses	640	—	640
Advances on newbuilding contracts	46,809	(2,239)	44,570
Intangible assets	—	1,000	1,000

Total assets acquired	55,538	(1,239)	54,299

LIABILITIES
Accrued liabilities	4,098	—	4,098
Long-term debt	26,270	1,330	27,600

Total liabilities assumed	30,368	1,330	31,698

Net assets acquired	25,170	(2,569)	22,601

Cash consideration	4,000	—	4,000

Contingent consideration	21,170	(2,569)	18,601

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

(in thousands of U.S. Dollars, except per unit data)	Pro Forma Year Ended December 31, 2014	Pro Forma Year Ended December 31, 2013
Revenues	1,019,539	930,739
Net income from continuing operations	16,717	75,827
Limited partners’ interest in net income from continuing operations per common unit:
- Basic	(0.24)	0.92
- Diluted	(0.24)	0.92

19.	(Write-down) and Gain (Loss) on Sale of Vessels, Conventional Tankers Dispositions and Discontinued Operations

(Write-down) and Gain (Loss) on Sale of Vessels

In 2015, the carrying values of two of the Partnership’s 2000’s-built conventional tankers and seven of the Partnership’s 1990s-built shuttle tankers were written down to their estimated fair value, using appraised values. The write-down of the two conventional tankers was the result of the expected sale of the vessels and the vessels were classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015 (see below). The Partnership’s consolidated statement of income for the year ended December 31, 2015, includes a $3.9 million write-down related to these two conventional tankers. The write-down is included in the Partnership’s conventional tanker segment. Of the seven shuttle tankers, during the first quarter of 2015, one shuttle tanker was written down as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015. The vessel was subsequently sold in January 2016 for gross proceeds of $5.1 million (see note 21). An additional shuttle tanker was written down during the first quarter of 2015 as a result of a change in the operating plan of the vessel. In the fourth quarter of 2015, the write-down of five shuttle tankers, which have an average age of 17.5 years, was the result of changes in our expectations of their future opportunities, primarily due to their advanced age. While we expect four of the five vessels to continue to actively trade as shuttle tankers over the near-term and the fifth vessel to actively trade in the conventional tanker market, we anticipate fewer opportunities for alternative usage and increased age discrimination over time. The Partnership’s consolidated statement of income for the year ended December 31, 2015, includes total write-downs of $66.7 million related to these seven shuttle tankers. The write-downs are included in the Partnership’s shuttle tanker segment. In 2015, the Partnership sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Partnership’s consolidated statement of income for the year ended December 31, 2015 includes a $1.6 million gain related to the sale of this vessel. The gain on sale is included in the Partnership’s shuttle tanker segment.

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

In 2013, the carrying values of six of the Partnership’s 1990s-built shuttle tankers were written down to their estimated fair value using appraised values. Of the six vessels, during the third quarter of 2013, four of the shuttle tankers were written down as the result of the re-contracting of one of the vessels, which the Partnership owns through a 50%-owned subsidiary, at lower rates than expected, the cancellation of a short-term contract and a change in expectations for the contract renewal for two of the shuttle tankers, one operating in Brazil, and the other, which the Partnership owns through a 50%-owned subsidiary, in the North Sea. In the fourth quarter of 2013, two shuttle tankers, which the Partnership owns through a 67%-owned subsidiary, were written down due to a cancellation of a contract renewal and expected sale of an aging vessel to their estimated fair value. One of these two vessels was also written down in 2012. The Partnership’s consolidated statement of income for 2013 includes a total write-down of $76.8 million related to these vessels, of which $37.2 million relates to two shuttle tankers, which the Partnership owns through a 50%-owned subsidiary, and $19.3 million relates to two shuttle tankers, which the Partnership owns through a 67%-owned subsidiary.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Conventional Tankers Dispositions

In December 2015, bareboat and time-charter contracts with a subsidiary of Teekay Corporation for the SPT Explorer, Navigator Spirit and Fuji Spirit were terminated by the Partnership. The Partnership concurrently paid total net charter termination fees to Teekay Corporation of $1.8 million. Immediately following the charter terminations, the Partnership sold its 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the SPT Explorer and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers Ltd., a company under common control, for net proceeds of $39.0 million, consisting of $80.0 million for the vessels and $8.6 million for working capital less $49.6 million for assumption of long-term debt. The $14.3 million excess of the purchase price over the Partnership’s carrying value of SPT Explorer L.L.C. and Navigator Spirit L.L.C. has been accounted for as an equity contribution in the Partnership’s consolidated statement of changes in total equity. As at December 31, 2015, the Partnership classified its two remaining conventional tankers, the Fuji Spirit and Kilimanjaro Spirit as held for sale due to the expected sale of these vessels in early-2016. The following table summarizes the pretax profit and components thereof for the SPT Explorer, Navigator Spirit, Fuji Spirit and Kilimanjaro Spirit for the periods presented in the consolidated statements of income:

	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $
Revenues	30,230	33,566	34,772

Voyage expenses	(2,326)	(5,373)	(4,532)
Vessel operating expenses	(6,234)	(5,906)	(5,813)
Depreciation and amortization	(6,583)	(6,680)	(6,511)
General and administrative	(11)	(8)	(6)
Restructuring charge	—	—	(438)

Income from vessel operations	15,076	15,599	17,472

Interest expense	(1,007)	(902)	(981)
Foreign currency exchange loss	(7)	(6)	(9)
Other expense - net	—	(4)	(4)

Net income before income tax expense	14,062	14,687	16,478

Discontinued Operations

Prior to being considered discontinued operations, the operations of the Leyte Spirit, the Poul Spirit and the Gotland Spirit were reported within the conventional tanker segment. The Leyte Spirit was written down in 2012 and sold in the first quarter of 2013. The Poul Spirit was written down to its estimated fair value in the first quarter of 2013 and further written down upon sale in the second quarter of 2013. The Gotland Spirit was written down to its estimated fair value in the second quarter of 2013 and a gain was recognized upon its sale in the third quarter of 2013. The estimated fair value for each of these vessels was determined using appraised values.

In the second quarter and first quarter of 2013, the Partnership terminated the long-term time-charter-out contracts employed by the Gotland Spirit and the Poul Spirit, respectively, with a subsidiary of Teekay Corporation. The Partnership received early termination fees from Teekay Corporation of $4.5 million and $6.8 million in the second quarter and first quarter of 2013, respectively.

The following table summarizes the net loss from discontinued operations for the period presented in the consolidated statements of income:

Year Ended December 31, 2013 $
Revenues	20,238

Voyage expenses	(682)
Vessel operating expenses	(3,903)
Depreciation and amortization	(1,236)
General and administrative	(479)
(Write down) and gain (loss) on sale of vessels	(18,465)

Loss from vessel operations	(4,527)

Interest expense	(110)
Foreign currency exchange loss	(4)
Other expense - net	(1)

Net loss from discontinued operations	(4,642)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

20.	Investment in Equity Accounted Joint Ventures and Advances to Joint Venture

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture with Odebrecht. The vessel is committed to a new FPSO unit conversion for the Libra field. The FPSO unit is scheduled to commence operations in early-2017 (see note 14e). In connection with the conversion project, the Libra Joint Venture entered into a $248 million loan facility, which was refinanced in late-2015 with a 10-year plus construction period loan facility providing total borrowings of up to $804 million, of which $220 million was drawn as of December 31, 2015. This loan facility will be used to fund future capital expenditure for the FPSO conversion. The interest payments on the loan facility are based on LIBOR, plus margins which range between 2.50% and 2.65%. The final payment under the loan facility is due March 2027. The Partnership has guaranteed its 50% share of the loan facility.

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht, which owns the Itajai FPSO unit (see note 11e). As at December 31, 2014, the Partnership had advanced $5.2 million to the joint venture, which was repaid during 2015.

As at December 31, 2015 and 2014, the Partnership had total investments of $77.6 million and $55.0 million, respectively, in joint ventures. No indicators of impairment existed at December 31, 2015 and 2014.

The following table presents aggregated summarized financial information assuming a 100% ownership interest in the Partnership’s equity method investments. The results included are for the Itajai FPSO joint venture from June 2013 and the Libra Joint Venture from October 2014.

	As at December 31,
	2015 $	2014 $
Cash and cash equivalents	17,212	46,147
Other assets - current	18,846	13,541
Vessels and equipment and conversion costs	589,731	416,278
Other assets - non-current	5,385	10,639

Current portion of long-term debt	28,889	75,558
Other liabilities - current	18,514	37,776
Long-term debt	390,219	225,750
Other liabilities - non-current	34,978	35,976

	Year ended December 31,
	2015 $	2014 $	2013 $
Revenues	82,831	82,845	41,575
Income from vessel operations	37,351	35,273	17,132
Realized and unrealized (losses) gains on derivative instruments	(13,214)	(6,656)	1,426
Net income	15,344	20,682	13,462

21.	Subsequent Events

a)

In January 2016, the Partnership sold a 1992-built shuttle tanker, the Navion Torinita, which was classified as held for sale on the Partnership’s consolidated balance sheet as of December 31, 2015, for gross proceeds of $5.1 million, consistent with the amount reported on the balance sheet.

b)

As at December 31, 2015, the Kilimanjaro Spirit and Fuji Spirit conventional tankers were classified as held for sale on the Partnership’s consolidated balance sheets due to the expected sale of these vessels in early-2016. As part of the sale, the Partnership is in-chartering these vessels for a period of three years with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract and the other vessel is trading in the spot conventional tanker market.