Form 20-F
period 2016-12-31
Teekay Offshore Partners L.P.
filed 2017-04-12
CIK 1382298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________
FORM 20-F
___________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number 1-33198
___________________________________
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
___________________________________
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
___________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
147,514,113 Common Units
6,000,000 Series A Preferred Units
5,000,000 Series B Preferred Units
8,517,745 Series C-1 Preferred Units
4,000,000 Series D Preferred Units
Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark if the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer  ☐                 Accelerated Filer  ☒                Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

2

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

3

TEEKAY OFFSHORE PARTNERS L.P.

PART I
This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Unless otherwise indicated, references in this Annual Report to “Teekay Offshore,” “we,” “us” and “our” and similar terms refer to Teekay Offshore Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this Annual Report in connection with the units described herein, shall mean specifically Teekay Offshore Partners L.P. References in this Annual Report to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

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

•
our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for a one-year period;

•
our ability to refinance existing debt obligations, to raise additional debt and capital, to fund capital expenditures, negotiate extensions or redeployments of existing assets and the sale of partial interests of certain assets;

•
our ability to maintain and expand long-term relationships with major crude oil companies, including our ability to service fields until they no longer produce, and the negative impact of low oil prices on the likelihood of certain contract extensions;

•	the derivation of a substantial majority of revenue from a limited number of customers;

•
the outcome and cost of claims and potential claims against us, including claims and potential claims by Sevan Marine ASA (or Sevan), CeFront Technology AS (or CeFront) and COSCO (Nantong) Shipyard (or COSCO) relating to Logitel Offshore Holding AS (or Logitel) and cancellation of Units for Maintenance and Safety (or UMS) newbuildings, by Petroleo Brasileiro S.A. (or Petrobras) associated with the Piranema Spirit FPSO, by Royal Dutch Shell Plc (or Shell) associated with the Petrojarl Knarr FPSO and by Transocean Offshore International Ventures Limited (or Transocean) associated with the ALP Forward;

•	the outcome of discussions with Petrobras, the charterer on the Arendal Spirit UMS, including the timing and certainty of the unit returning to operation;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into fixed-rate time charters and FPSO contracts with customers;

•	results of operations and revenues and expenses;

•	maintaining a reduced level of vessel operating expenses, including services and spares and crewing costs;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market and spot tanker charter rates;

•	our competitive advantage in the shuttle tanker market;

•	the expected lifespan of our vessels;

•	the estimated sales price or scrap value of vessels;

•	our expectations as to any impairment of our vessels;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•
offers of shuttle tankers, floating storage and off-take (or FSO) units, or floating production, storage and offloading (or FPSO) units and related contracts from Teekay Corporation and our accepting such offers;

•	acquisitions from third parties and obtaining offshore projects, that we or Teekay Corporation bid on or may be awarded;

•
certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings, acquisitions, conversions and upgrades, including the towing and offshore installation vessel newbuildings, conversion of the Randgrid to an FSO unit to serve the Gina Krog oil and gas field, conversion of the Libra FPSO unit to serve the Libra field, the upgrade of the Petrojarl I FPSO unit and shuttle tanker newbuildings;

•	the timing of the new shuttle tanker contract of affreightment (or CoA) contracts and the number of shuttle tankers to serve these new CoAs;

•	expected employment and trading of older shuttle tankers;

•	payment of additional contingent consideration for our acquisitions of ALP Maritime Services B.V. (or ALP) and Logitel and the capabilities of the ALP vessels acquired;

•	the expectations as to the chartering of unchartered vessels, including towage newbuildings and the HiLoad DP unit;

•	our expectations regarding competition in the markets we serve;

•	our entering into joint ventures or partnerships with companies;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;

•	the duration of dry dockings;

•	the future valuation of goodwill;

•	our compliance with covenants under our credit facilities;

•	timing of settlement of amounts due to and from affiliates;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner;

•	increasing the efficiency of our business and redeploying vessels as charters expire or terminate;

•	the adequacy of our insurance coverage;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•
the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business, including the expected cost to install ballast water treatment systems on our vessels in compliance with the International Marine Organization (or IMO) proposals;

•	the outcome of the investigation into allegations of improper payments by one of our subsidiaries to Brazilian agents;

•	anticipated taxation of our partnership and its subsidiaries and taxation of unitholders;

•	our intent to take the position that we are not a passive foreign investment company;

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

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay Offshore Partners L.P. and its subsidiaries for the fiscal years 2012 through 2016, which have been derived from our audited consolidated financial statements.

The following tables should be read together with, and are qualified in their entirety by reference to, (a) Item 5. Operating and Financial Review and Prospects, included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm thereon (which are included herein), with respect to the consolidated financial statements as at December 31, 2016 and December 31, 2015 and for each of the fiscal years in the three-year period ended December 31, 2016.

Occasionally we purchase vessels from Teekay Corporation. In May 2013, we acquired from Teekay Corporation the Voyageur Spirit FPSO unit, along with its operations and charter contract. In July 2015, we acquired from Teekay Corporation the Petrojarl Knarr FPSO unit, along with its operations and charter contract.

These transactions were business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements, prior to the date the interests in these vessels were actually acquired by us, are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements and the selected financial data and other financial information herein reflect these vessels and the results of operations of the vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on April 13, 2013 (Voyageur Spirit) and March 9, 2015 (Petrojarl Knarr). Please read Item 18 – Financial Statements: Note 3 – Dropdown Predecessor.

Our December 15, 2014 acquisition of the Petrojarl I FPSO unit from Teekay Corporation was a transfer of net assets between entities under common control. Under this method, the carrying amount of net assets recognized in our balance sheets reflect the carrying values from the pre-acquisition balance sheet of Teekay Corporation, and no other assets or liabilities are recognized as a result of the transfer. The excess of the proceeds paid by us over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

		Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. Dollars, except per unit, unit and fleet data)
Income Statement Data:
Revenues	1,152,390	1,229,413	1,019,539	930,739	901,227
Income from vessel operations (1)	230,853	283,399	256,218	103,418	166,577
Interest expense	(140,611)	(122,838)	(88,381)	(62,855)	(47,508)
Interest income	1,257	633	719	2,561	1,027
Realized and unrealized (loss) gain on derivative instruments	(20,313)	(73,704)	(143,703)	34,820	(26,349)
Equity income	17,933	7,672	10,341	6,731	—
Foreign currency exchange loss (2)	(14,805)	(17,467)	(16,140)	(5,278)	(315)
Loss on bond repurchase	—	—	—	(1,759)	—
Other (expense) income - net	(21,031)	1,091	781	1,144	1,538
Income tax (expense) recovery	(8,808)	21,357	(2,179)	(2,225)	10,477
Net income from continuing operations	44,475	100,143	17,656	76,557	105,447
Net (loss) income from discontinued operations	—	—	—	(4,642)	17,568
Net income	44,475	100,143	17,656	71,915	123,015
Non-controlling and other interests in net income from continuing operations	57,427	68,938	37,036	62	12,885
Non-controlling and other interests in net (loss) income from discontinued operations	—	—	—	(452)	(1,772)
Limited partners’ interest:
Net income from continuing operations	(12,952)	31,205	(19,380)	76,495	92,562
Net income from continuing operations per common unit (basic and diluted) (3)	(0.25)	0.32	(0.22)	0.93	1.26
Net (loss) income from discontinued operations	—	—	—	(4,190)	19,340
Net (loss) income from discontinued operations per common unit (basic and diluted) (3)	—	—	—	(0.05)	0.26
Cash distributions declared per common unit	0.44	2.18	2.15	2.11	2.04
Balance Sheet Data (at end of year):
Cash and cash equivalents	227,378	258,473	252,138	219,126	206,339
Vessels and equipment (4)	4,716,933	4,743,619	3,183,465	3,089,582	2,454,623
Total assets	5,718,620	5,744,166	3,917,837	3,786,700	3,042,625
Total debt	3,182,894	3,363,874	2,408,596	2,349,590	1,758,866
Total equity	1,138,596	967,848	802,853	821,341	705,229
Common units outstanding	147,514,113	107,026,979	92,386,383	85,452,079	80,105,108
Preferred units outstanding (5)	23,517,745	21,438,413	6,000,000	6,000,000	—
Other Financial Data:
Net revenues (6)	1,071,640	1,131,407	906,999	827,096	790,744
EBITDA (7)	492,648	475,590	306,050	338,082	330,815
Adjusted EBITDA (7)	587,781	631,190	467,868	397,445	405,243
Expenditures for vessels and equipment	294,581	664,667	172,169	455,578	87,408
Fleet data:
Average number of shuttle tankers (8)	32.5	33.8	34.7	33.8	35.5
Average number of FPSO units (8)	8.0	7.8	5.2	4.2	3.0
Average number of conventional tankers (8)	2.0	3.9	4.0	5.2	6.0
Average number of FSO units (8)	7.0	6.6	6.0	5.8	5.0
Average number of towing vessels (8)	6.3	4.3	—	—	—
Average number of units for maintenance and safety (8)	1.0	0.9	—	—	—

(1)Income from vessel operations includes, among other things, the following:

	Year Ended December 31,
	2016	2015	2014	2013	2012
(Write-down) and gain (loss) on sale of vessels	(40,079)	(69,998)	(1,638)	(76,782)	(24,542)
Restructuring (charge) recovery	(4,649)	(568)	225	(2,607)	(1,115)
	(44,728)	(70,566)	(1,413)	(79,389)	(25,657)

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

(3)	Please read Item 18 - Financial Statements: Note 16 - Total Capital and Net Income Per Common Unit.
Limited partners’ interest in net (loss) income per common unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor, non-controlling interests, the general partner’s interest, the distributions on the Series A, B, C, C-1 and D Preferred Units, the periodic accretion of the Series D Preferred Units, the Inducement Premium and the Exchange Contribution from the Series C Preferred Units, by the weighted-average number of common units outstanding during the period.
The computation of limited partners’ interest in net income per common unit - diluted assumes the issuance of common units for all potential dilutive securities, consisting of restricted units, warrants and Series C, C-1 and D Preferred Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series C, C-1 and D Preferred Units, the periodic accretion of the Series D Preferred Units, the Inducement Premium and the Exchange Contribution from the series C Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming exercise of the restricted units and warrants using the treasury stock method and the Series C, C-1 and D are converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit - diluted does not assume the issuance of common units pursuant to the restricted units, warrants and Series C, C-1 and D Preferred Units if the effect would be anti-dilutive. In periods where a loss is attributable to common unitholders all restricted units, warrants, the Series C, C-1 and D Preferred Units are anti-dilutive.
We allocate the limited partners' interest in net income, including both distributed and undistributed net income, between continuing operations and discontinued operations based on the proportion of net (loss) income from continuing and discontinuing operations to total net income.

(4)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation and (b) advances on newbuilding contracts and conversion costs.

(5)
Preferred units outstanding includes the Series A preferred units in 2013 through 2016, the Series B and Series C preferred units in 2015 through 2016 and the Series C-1 and Series D preferred units in 2016.

(6)
Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses, which comprises all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters, the charterer typically pays the voyage expenses, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to the customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the “net revenues” are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. Net revenue should not be considered as an alternative to revenue or any other measure of financial performance in accordance with GAAP. Net revenue is adjusted for expenses that we classify as voyage expenses and, therefore, may not be comparable to similarly titled measures of other companies. The following table reconciles net revenues with revenues.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Revenues	1,152,390	1,229,413	1,019,539	930,739	901,227
Voyage expenses	(80,750)	(98,006)	(112,540)	(103,643)	(110,483)
Net revenues	1,071,640	1,131,407	906,999	827,096	790,744

(7)
EBITDA and Adjusted EBITDA are non-GAAP measures. These measures are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•
Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as financial and operating measures benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common and preferred units.

•
Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as dry-docking expenditures, deferred mobilization revenue and expenditure, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA and Adjusted EBITDA provide consistent measures of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization structure (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to common and preferred unitholders. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess our fundamental ability to generate cash sufficient to meet cash needs, including distributions on our common and preferred units.

Neither EBITDA nor Adjusted EBITDA, should be considered as an alternative to net income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income, and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of US Dollars)
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income”:
Net income from continuing operations	44,475	100,143	17,656	76,557	105,447
Depreciation and amortization	300,011	274,599	198,553	199,006	189,364
Interest expense, net of interest income	139,354	122,205	87,662	60,294	46,481
Income tax expense (recovery)	8,808	(21,357)	2,179	2,225	(10,477)
EBITDA	492,648	475,590	306,050	338,082	330,815
Write-down and loss (gain) of sale of vessels	40,079	69,998	1,638	76,782	24,542
Restructuring charge (recovery)	4,649	568	(225)	2,607	1,115
Unrealized (gain) loss on derivative instruments	(86,467)	51,072	180,156	(91,837)	(39,538)
Realized loss on interest rate swaps	52,819	71,617	55,588	94,848	58,596
Foreign exchange loss (gain)(i)	60,932	(44,267)	(77,813)	(33,318)	11,015
Loss on bond repurchase	—	—	—	1,759	—
Amortization of in-process revenue contracts	(12,779)	(12,745)	(12,744)	(12,704)	(12,634)
Cancellation of two UMS newbuildings(ii)	23,401	—	—	—	—
Adjustments relating to equity income(iii)	12,499	19,647	15,218	6,057	—
Adjustments relating to discontinued operations(iii)	—	—	—	15,169	31,332
Adjusted EBITDA	587,781	631,480	467,868	397,445	405,243
Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	353,814	371,221	160,186	255,387	267,494
Expenditures for dry docking	26,342	13,060	36,221	19,332	19,122
Interest expense, net of interest income	139,354	122,205	87,662	60,294	46,481
Current income tax expense (recovery)	3,954	1,650	1,290	75	(1,669)
Realized loss on interest rate swaps	52,819	71,617	55,588	94,848	58,596
Equity income, net of dividends received	10,727	(171)	(6,462)	6,731	—
Change in working capital	(74,218)	(25,903)	111,484	(51,999)	17,447
Restructuring charge (recovery)	4,649	568	(225)	2,607	1,115
Loss on bond repurchase	—	—	—	1,759	—
Deferred mobilization revenue and costs	(7,053)	38,938	10,905	5,051	—
Realized (gain) loss on cross currency swaps	53,497	10,140	1,992	(8,363)	(2,992)
Cancellation of two UMS newbuildings(ii)	23,401	—	—	—	—
Other, net	(12,004)	8,508	(5,991)	5,556	(1,173)
Adjustments relating to equity income(iii)	12,499	19,647	15,218	6,057	—
Interest expense, net of interest income related to discontinued operations(iv)	—	—	—	110	822
Adjusted EBITDA	587,781	631,480	467,868	397,445	405,243

(i)
Foreign exchange loss (gain) excludes the unrealized gain of $46.1 million in 2016 (2015 - loss of $61.7 million, 2014 – loss of $94.0 million, 2013 – loss of $38.6 million and 2012 – gain of $10.7 million) on cross currency swaps, which is incorporated in unrealized (gain) loss on derivative instruments in the table.

(ii)
In June 2016, as part of our financing initiatives, we canceled the construction contracts for our two UMS newbuildings. As a result, we accrued for potential damages resulting from the cancellations and reversed contingent liabilities previously recorded that were relating to the delivery of the UMS newbuildings. This net loss provision of $23.4 million for the year ended December 31, 2016 is reported in Other (expense) income - net in our consolidated statements of income. The newbuilding contracts are held in our separate subsidiaries and obligations of these subsidiaries are non-recourse to us. For additional information, please read Item 18 - Financial Statements: Note 14c Commitments and Contingencies.

(iii)
Adjustments relating to equity income, which is a non-GAAP measure, should not be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments relating to equity income exclude some, but not all, items that affect equity income and these measures may vary among other companies. Therefore, adjustments relating to equity income as presented in this Annual Report may not be comparable to similarly titled measures of other companies. When using Adjusted EBITDA as a measure of liquidity it should be noted that this measure includes the Adjusted EBITDA from our equity accounted for investments. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our equity accounted for investments. Consequently, the cash flow generated by our equity accounted for investments may not be available for use by us in the period generated. Adjustments relating to equity income from our equity accounted joint ventures are as follows:

	Year Ended December 31,
	2016	2015	2014	2013	2012
Depreciation and amortization	8,715	8,356	8,085	4,239	—
Interest expense, net of interest income	3,541	4,234	3,837	2,715	—
Income tax expense (recovery)	372	161	(33)	(184)	—
Unrealized (gain) loss on derivative instruments	(2,579)	4,137	410	(2,302)	—
Realized loss on interest rate swaps	1,774	2,469	2,919	1,589	—
Write-down and loss on sale of equipment	676	290	—	—	—
Adjustments relating to equity income	12,499	19,647	15,218	6,057	—

(iv)
Adjustments relating to discontinued operations, which is a non-GAAP measure, should not be considered as an alternative to net (loss) income from discontinued operations or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments relating to discontinued operations exclude some, but not all, items that affect net (loss) income from discontinued operations and these measures may vary among other companies. Therefore, adjustments relating to discontinued operations as presented in this Annual Report may not be comparable to similarly titled measures of other companies. When using Adjusted EBITDA as a measure of liquidity it should be noted that this measure includes the Adjusted EBITDA from discontinued operations. Adjustments relating to our discontinued operations are as follows:

	Year Ended December 31,
	2016	2015	2014	2013	2012
Net (loss) income from discontinued operations	—	—	—	(4,642)	17,568
Depreciation and amortization	—	—	—	1,236	5,267
Interest expense, net of interest income	—	—	—	110	822
Write-down and loss on sale of vessels	—	—	—	18,465	7,675
Adjustments relating to discontinued operations	—	—	—	15,169	31,332

(8)
Average number of vessels consists of the average number of owned and chartered-in vessels that were in our possession during the period, including the Dropdown Predecessor and those in discontinued operations. For 2016, 2015 and 2014 this includes two FPSO units, and for 2013 one FPSO unit, in our equity accounted joint ventures, of which we have 50% ownership interests in, at 100%.

Risk Factors
Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to the ownership of our 6.00% notes due 2019 (the Notes) and common, preferred and convertible preferred units and our warrants. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay interest, principal or distributions on, and the trading price of our Notes and common, preferred and convertible preferred units.
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

•	the rates, if any, at which our subsidiaries may be able to redeploy vessels, particularly FPSO units, after they complete their charters or contracts and are redelivered to us;

•	the ability of our subsidiaries to contract our newbuilding vessels, including our newbuilding towage vessels, and the rates thereon (if any);

•	delays in the delivery of any newbuildings or vessels undergoing conversion or upgrades and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of business.

The actual amount of cash our subsidiaries have available for distribution also depends on other factors such as:

•	the level of their capital expenditures, including for maintaining vessels or converting existing vessels for other uses and complying with regulations;

•	their debt service requirements and restrictions on distributions contained in their debt agreements;

•	fluctuations in their working capital needs;

•	their ability to make working capital borrowings; and

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
Our ability to pay distributions on our units, and the amount of distributions that we pay, largely depends upon the distributions that we receive from our subsidiaries, and we may not have sufficient cash from operations to enable us to maintain or increase distributions.
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

Our ability to distribute to our unitholders any cash we may receive from our subsidiaries is or may be limited by a number of factors, including, among others:

•	interest expense and principal payments on any indebtedness we incur;

•	distributions on any preferred units or convertible preferred units we have issued or may issue;

•	capital expenditures related to committed projects;

•	changes in our cash flows from operations;

•	restrictions on distributions contained in any of our current or future debt agreements;

•	fees and expenses of us, our general partner, its affiliates or third parties we are required to reimburse or pay, including expenses we incur as a result of being a public company;

•
failure to raise a cash amount from the issuance of equity that matches or exceeds cash distributions paid to third party common unitholders within six months following the payment of such distributions; and

•
reserves the board of directors of our general partner believes are prudent for us to maintain for the proper conduct of our business or to provide for future distributions, including reserves for future capital expenditures and for anticipated future credit needs.

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
In 2016, we issued significant amounts of additional common units and other equity securities to finance vessel acquisitions and organic growth projects, to repay or refinance debt obligations and to fund capital expenditures and estimated funding gaps, and we expect to issue additional common units or other equity securities in the future. The issuance of additional common units and other equity securities may be dilutive to unitholders, and increases the risk that we will not have sufficient available cash to maintain or increase cash distribution levels to our unitholders. As a result, we may not have sufficient cash from operations to enable us to pay the current level of distributions on our units or to maintain or increase distributions.
Our ability to distribute to our unitholders any cash we may receive from our subsidiaries is or may be limited by a number of factors. During 2016, we issued the following common units and equity securities:

•	21,978,022 common units as part of the financing initiatives completed during the second quarter of 2016;

•	4,000,000 Series D Preferred Units and warrants exercisable for up to 6,750,000 common units;

•	8,323,809 common units in consideration for the exchange and cancellation of 1,920,668 Series C Preferred Units; and

•	8,517,745 Series C-1 Preferred Units in consideration for the exchange and cancellation of the remaining 8,517,745 Series C Preferred Units.
Under the terms of the Series C-1 Preferred Units and the Series D Preferred Units, for the eight consecutive quarters ending March 31, 2018, we may, at our discretion, make distributions on such preferred units in cash, common units, or a combination of cash and common units. In June 2016, in connection with the completion of our financing initiatives, we agreed that, until we repay amounts outstanding under our Norwegian Kroner bonds maturing 2018, we will only pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units in common units, except that, at any time with respect of the Series C-1 Preferred Units, and at any time after June 29, 2018 with respect to the Series D Preferred Units, we may pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units, respectively, in cash, upon condition that the amount of such cash distributions are matched or exceeded by the proceeds of additional equity raised by us in advance of, or within six months following, payment of the cash distributions. In addition, we agreed that, during the same period, we will only pay distributions in cash to third party holders of our common units if the amount of such cash distributions is matched or exceeded by the proceeds raised through the issuance of additional equity in advance of, or within six months following, the payment of such distributions. Also in connection with completion of the financing initiatives, we agreed that, until our Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid to Teekay Corporation or its affiliates, including our general partner, will instead be paid in common units. In connection with extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Corporation, we modified the terms of the note to provide that one half of the 10.0% per annum interest will be paid in common units or in cash provided the amount of such cash interest payments is matched or exceeded by the proceeds raised through the issuance of additional equity in advance of, or within six months following, such interest payments.

See “Item 5. Operating and Financial Review and Prospects-Management’s Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Liquidity and Cash Needs” for a further description of the transactions described above.

These recent issuances of additional equity securities have resulted in unitholder dilution and increased the aggregate amount of cash required to maintain our quarterly distributions to unitholders, once we resume making distributions to all unitholders with cash. Issuing additional equity securities in the future may result in further unitholder dilution and further increase the aggregate amount of cash required to maintain quarterly distributions on our common units.
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

Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015, we reduced our quarterly cash distributions per common unit to $0.11 per common unit, and our near-to-medium-term business strategy is primarily focused on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects. Our distributions in 2016 were all paid at this reduced rate. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and are expected to grow as we take delivery of our various capital projects, supported by a large and well-diversified portfolio of fee-based contracts with high-quality counterparties.
Current market conditions limit our access to capital and our growth prospects.
We have relied primarily upon bank financing and debt and equity offerings to fund our growth. Current depressed market conditions in the energy sector and for master limited partnerships have significantly reduced our access to capital, particularly equity capital. Debt financing or refinancing may not be available on acceptable terms, if at all. Issuing significant additional common equity given current market conditions would be highly dilutive and costly. Lack of access to debt or equity capital at reasonable rates will adversely affect our growth prospects and our ability to refinance debt, make payments on our Notes and make distributions to our unitholders.
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
To fund our existing and future debt obligations and capital expenditures, we will be required to use cash from operations, incur borrowings including securing debt financing on our under-levered and unmortgaged vessels, enter into sale-leaseback transactions, raise capital through the sale of assets or partial interests in certain assets or joint venture entities, debt or additional equity securities and/or seek to access other financing sources, including loans from our sponsor, Teekay Corporation. Our ability to draw on committed funding sources, potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

If we are unable to access additional bank financing and generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•restructuring our debt;
•seeking additional debt or equity capital;
•selling additional assets or equity interests in certain assets or joint ventures;
•further reducing cash distributions;
•reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or
•seeking bankruptcy protection.

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

The sale of partial interests of certain assets will reduce cash from operations and the cash available for distribution to unitholders.

Primarily as a result of the working capital deficit and committed capital expenditures, over the one-year period following the issuance of our 2016 consolidated financial statements we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our minimum liquidity requirements under our financial covenants. These anticipated sources of financing include refinancing debt facilities that mature during the one-year period, raising additional capital through equity issuances, increasing amounts available under existing debt facilities and entering into new debt facilities, negotiating extensions or redeployments of existing assets and the sale of partial interests of assets. We are actively pursuing the funding alternatives described above, which we consider probable of completion based on our history of being able to raise equity, refinance loan facilities for similar types of vessels, and indicative offers received from potential investors for partial interests in certain assets. We are in various stages of completion on these matters.
We have limited current liquidity.
As at December 31, 2016, we had total liquidity of $260.7 million, consisting of $227.4 million of cash and cash equivalents and $33.3 million of undrawn long-term borrowings under our revolving credit facilities, subject to limitations in the credit facilities. As at December 31, 2016, we had a working capital deficit of $398.0 million. Our limited availability under existing credit facilities and our current working capital deficit could limit our ability to meet our financial obligations and growth prospects. We expect to manage our working capital deficit primarily with net operating cash flow, issuing equity securities, debt financing and refinancings, divesting assets and our existing liquidity. However, there can be no assurance that any such funding will be available to us on acceptable terms, if at all.

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
Currently, the total cost for an Aframax or Suezmax-size shuttle tanker is approximately $85 to $150 million, the cost of an FSO unit is approximately $50 to $250 million and the cost of an FPSO unit is approximately $200 million to $3 billion, although actual costs vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards. The cost of a newbuilding towing and offshore installation vessel is approximately $60 to $65 million.

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

We typically must pay between 10% to 20% of the purchase price of a shuttle tanker or towing and offshore installation vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately two to three years from the time the order is placed). During the construction period, we generally are required to make installment payments on newbuildings prior to their delivery, in addition to incurring financing, miscellaneous construction and project management costs. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest or cash required to maintain our current level of quarterly distributions to unitholders prior to generating cash from the operation of the newbuilding.

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

Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other business opportunities and paying distributions.
As at December 31, 2016, our total debt was approximately $3.2 billion and we had the ability to borrow an additional $33.3 million under our revolving credit facilities, subject to limitations in the credit facilities. We plan to increase our total debt relating to our towing, and shuttle tanker newbuildings and FPSO/FSO conversion projects. If we are awarded contracts for additional offshore projects or otherwise acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under these or future credit facilities. Our level of debt could have important consequences to us, including:

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
The operating and financial restrictions and covenants in our current financing arrangements and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict the ability of us and our subsidiaries to:

•incur or guarantee indebtedness;
•change ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•make dividends or distributions;
•make certain negative pledges and grant certain liens;
•sell, transfer, assign or convey assets;
•make certain investments; and
•enter into a new line of business.

Four of our revolving credit facilities are guaranteed by us and certain of our subsidiaries for all outstanding amounts and contain covenants that require us to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) in an amount equal to the greater of $75.0 million and 5.0% of our total consolidated debt. One revolving credit facility is guaranteed by Teekay Corporation and contains a covenant that requires Teekay Corporation to maintain an amount equal to the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 21 of our vessels, together with other related security. The ability of Teekay Corporation or us to comply with covenants and restrictions contained in debt instruments may be affected by events beyond their or our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion or all of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. This could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. Neither Teekay Corporation nor we might have, or be able to obtain, sufficient funds to make these accelerated payments.

Obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. We have two revolving credit facilities and five term loans that require us to maintain vessel values to drawn principal balance ratio of a minimum range of 113% to 125%. As at December 31, 2016, these ratios ranged from 120% to 433% and were in compliance with the minimum ratios required. The vessel values used in these ratios are the appraised values prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS, FPSO or FSO markets could negatively affect these ratios.

Furthermore, the termination of any of our charter contracts by our customers could result in the repayment of the debt facilities for which the chartered vessels relate to.

At December 31, 2016, we and Teekay Corporation were in compliance with all covenants in the credit facilities and long-term debt.
Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.
The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our and our subsidiaries’ financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•failure to pay any principal, interest, fees, expenses or other amounts when due;
•failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;
•breach or lapse of any insurance with respect to vessels securing the facilities;
•breach of certain financial covenants;
•failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;
•default under other indebtedness;
•bankruptcy or insolvency events;
•failure of any representation or warranty to be materially correct;
•a change of control, as defined in the applicable agreement; and
•a material adverse effect, as defined in the applicable agreement.
We derive a substantial majority of our revenues from a limited number of customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.
We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Royal Dutch Shell Plc (or Shell, formerly BG Group Plc), Petroleo Brasileiro S.A. (or Petrobras) and Premier Oil (formerly E.ON Ruhgras UK GP Limited or E.ON) accounted for approximately 30%, 19% and 10%, respectively, for our consolidated revenues from continuing operations during 2016. Shell, Petrobras, Statoil ASA (or Statoil) and E.ON accounted for approximately 26%, 18%, 11% and 11%, respectively, of our consolidated revenues from continuing operations during 2015. Petrobras, Statoil, E.ON and Repsol S.A. accounted for approximately 22%, 19%, 12% and 11%, respectively, of our consolidated revenues from continuing operations during 2014. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods. Please read “Item 18 – Financial Statements: Note 5 – Segment Reporting.”

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

In early-November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, Petrobras, initiated an operational review. Until the results of the review are available, Petrobras has suspended its charter hire payments since November 2016. We have completed an investigation to identify the cause of such incidents and have implemented corrective actions. There is a risk that Petrobras may seek to cancel the charter contract resulting from their operational review. If this occurs, the term loan outstanding for the Arendal Spirit UMS, which as at December 31, 2016 had a balance of $127.5 million, could become payable within 180 days of a cancellation. We are working to address Petrobras' concerns to bring the unit back into operations as soon as possible. Should the contract be cancelled, it could result in a reclassification of $112.5 million of long-term debt to the current portion of long-term debt unless we are able to obtain an extension from the lenders. A cancellation of the charter contract or demand for repayment of the loan would adversely affect our result of operations, financial condition and liquidity.

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

Allegations of improper payments may harm our reputation and business
In May 2016, a former executive of Transpetro, the transportation and logistics subsidiary of Petrobras, alleged in a plea bargain that a subsidiary of ours, among a number of other shipping companies, purportedly made improper payments to local Brazilian agents. Such payments were alleged to have been made by the subsidiary between 2004 and 2006, prior to our initial public offering, in an aggregate amount of approximately 1.5 million Brazilian Reals (less than $0.5 million at the December 31, 2016 exchange rate). Although we believe we have robust anti-corruption programs in place, we have commenced an internal investigation to determine the veracity of these allegations. It is uncertain at this time how these allegations may affect us, if at all, including the possibility of penalties that could be assessed by the relevant authorities. In addition, any dispute with Petrobras in connection with this matter may adversely affect our relationship with Petrobras.

In January 2015, through the Libra joint venture, our 50/50 joint venture with Odebrecht Oil & Gas S.A. (or OOG), we finalized the contract with Petrobras to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract will be serviced by a new FPSO unit converted from our 1995-built shuttle tanker, the Navion Norvegia, which was sold by us to the joint venture. The converted unit is scheduled to commence operations in mid-2017 under a 12-year firm period fixed-rate contract with Petrobras and its international partners. Senior Odebrecht S.A. personnel, including a former executive of OOG, have been implicated in corruption charges related to improper payments to Brazilian politicians and political parties. Any adverse effect of these charges against OOG may harm our growth prospects and results of operations operations and inhibit the near-term ability of our joint venture with OOG to drawdown on the existing loan facility to fund the remaining amount of the Libra FPSO conversion.
We depend on Teekay Corporation and certain joint venture partners to assist us in operating our businesses and competing in our markets.
We have entered into various services agreements with certain direct and indirect subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us various services including, in the case of the operating subsidiaries, substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services, and in the case of Teekay Offshore Partners L.P., various administrative services. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by the Teekay Corporation subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services.

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

Our ability to compete for offshore oil marine transportation, processing, offshore accommodation, support for maintenance and modification projects, towing and offshore installation and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Corporation or our joint venture partners and their reputation and relationships in the shipping and offshore industries. If Teekay Corporation or our joint venture partners suffer material damage to their reputation or relationships, it may harm the ability of us or other subsidiaries to:

•renew existing charters and contracts of affreightment upon their expiration;
•obtain new charters and contracts of affreightment;
•successfully interact with shipyards during periods of shipyard construction constraints;
•obtain financing on commercially acceptable terms; or
•maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
A continuation of the significant declines in oil prices may adversely affect our growth prospects and results of operations.
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
Our long-term growth strategy focuses on expansion in the shuttle tanker, FSO, FPSO and towing sectors. Accordingly, our growth depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

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

The rate of oil production at fields we service may decline from existing levels. If such a reduction occurs, the spot market rates in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment. We have an annual adjustment (within a specified range) to the daily base hire rate under the Voyageur Spirit FPSO operations contract based on our operating performance. Premier Oil may terminate the Voyageur Spirit operations contract if the Huntington field does not yield sufficient revenues, although there is a significant termination fee. Low spot market rates for the shuttle tankers or any idle time prior to the commencement of a new contract or our inability to redeploy any of our FPSO units at an acceptable rate may have an adverse effect on our business and operating results.
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
FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. These factors increase the redeployment risk of FPSO units. Unless extended, two of our FPSO production service agreements will expire in 2018 and a further agreement will expire early 2019. Our clients may also terminate certain of our FPSO production service agreements prior to their expiration under specified circumstances. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.
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
One of our principal objectives is to enter into additional long-term, fixed-rate time charters and contracts of affreightment, including the redeployment of our assets as their current charter contracts expire. The process of obtaining new long-term time charters and contracts of affreightment is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shuttle tanker, FSO, FPSO, towing and offshore installation vessel and UMS contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•industry relationships and reputation for customer service and safety;
•experience and quality of ship operations;
•quality, experience and technical capability of the crew;
•relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels or conversions according to customer specifications;
•willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•competitiveness of the bid in terms of overall price.

We expect competition for providing services for potential offshore projects from other experienced companies, including state-sponsored entities. Our competitors may have greater financial resources than us. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make payments on our Notes and cash distributions to unitholders.
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

The operational start-up of FPSO units or completion and deliveries of newbuildings or of vessel conversions or upgrades could be delayed because of:

•quality or engineering problems, the risk of which may be increased with FPSO units due to their technical complexity;
•changes in governmental regulations or maritime self-regulatory organization standards;
•work stoppages or other labor disturbances at the shipyard;
•bankruptcy or other financial crisis of the shipbuilder;
•a backlog of orders at the shipyard;
•political or economic disturbances;
•weather interference or catastrophic event, such as a major earthquake or fire;
•requests for changes to the original vessel specifications;
•shortages of or delays in the receipt of necessary construction materials, such as steel;
•inability to finance the construction or conversion of the vessels; or
•inability to obtain requisite permits or approvals.

If the operational start-up of an FPSO unit or the delivery of a vessel or of a conversion is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make payments on our Notes and cash distributions to unitholders.
Charter rates for towing and offshore installation vessels may fluctuate substantially over time and may be lower when we are attempting to charter our towing and offshore installation vessels, which could adversely affect operating results. Any changes in charter rates for shuttle tankers, FSO or FPSO units and UMS could also adversely affect redeployment opportunities for those vessels.
Our ability to charter our towing and offshore installation vessels will depend, among other things, on the state of the towage market. Towage contracts are highly competitive and are based on the level of projects undertaken by the customer base. There also exists some volatility in charter rates for shuttle tankers, FSO and FPSO units and UMS, which could affect our ability to charter or recharter these vessels at acceptable rates, if at all.
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

•	a decrease in oil reserves in the fields in which our FPSO units or other vessels are or might be deployed.

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

Adverse effects upon the oil industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil will lessen dramatically over the short term, in the long term climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant adverse financial and operational impact on our business that we cannot predict with certainty at this time.
We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.
Our long-term growth strategy includes selectively acquiring existing shuttle tankers, FSO and FPSO units, towing and offshore installation vessels and businesses that own or operate these types of vessels or businesses that provide services to the offshore oil and gas industry. Historically, there have been very few purchases of existing vessels and businesses in the FSO and FPSO segments. Factors that may contribute to a limited number of acquisition opportunities for FSO units and FPSO units in the near term include the relatively small number of independent FSO and FPSO fleet owners. In addition, competition from other companies, many of which have significantly greater financial resources than do we or Teekay Corporation, could reduce our acquisition opportunities or cause us to pay higher prices. We entered the long-distance ocean towage and offshore installation services business and maintenance and safety service business through our acquisitions of ALP and Logitel in 2014.

Any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
•be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
•decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
•significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
•incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or
•incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

We may not be successful in our entry into new markets, which may have competitive dynamics that differ from markets in which we already participate, and we may be unsuccessful in gaining acceptance in these markets from customers or competing against other companies with more experience or larger fleets or resources in these markets. We also may not be successful in employing the HiLoad DP unit, which is currently in lay-up, on contracts sufficient to recover our investment in the unit.
Our and many of our customers’ substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.
Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business, including Brazil, or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil from politically unstable regions, in particular, our operations in South America. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in Southeast Asia, the Middle East or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

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
Vessels and their cargoes and oil production facilities we service are at risk of being damaged or lost because of events such as:

•marine disasters;
•bad weather;
•mechanical failures;
•grounding, capsizing, fire, explosions and collisions;
•piracy;
•human error; and
•war and terrorism.

A portion of our shuttle tanker fleet and our towage fleet, an FSO unit, and the Voyageur Spirit and Petrojarl Knarr FPSO units operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills, or mechanical failures.

An accident involving any of our vessels could result in any of the following:

•death or injury to persons, loss of property or damage to the environment and natural resources;
•delays in the delivery of cargo;
•loss of revenues from charters or contracts of affreightment;
•liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;
•governmental fines, penalties or restrictions on conducting business;
•higher insurance rates; and
•damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced could suspend that service and result in loss of revenues.
Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.
The operation of shuttle tankers, conventional oil tankers, FSO and FPSO units, towing and offshore installation vessels and UMS, is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. In addition, all but two of our vessels, the Petrojarl Knarr FPSO unit and Libra FPSO unit, are not insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board armed security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
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
We currently are paid partly in Norwegian Kroner, British Pound and Brazilian Real under some of our time charters and FPSO contracts. In addition, we have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide various services to us. Under the services agreements, the applicable subsidiaries of Teekay Corporation are paid in U.S. Dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroner. Fluctuating exchange rates may result in increased payments by us under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner. We have entered into foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest payments on our Norwegian Kroner bonds.

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

If there is a change of control of Teekay Corporation or of the general partner of Teekay LNG Partners L.P., the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make payments on our Notes and cash distributions to unitholders.
Our general partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.
As at December 31, 2016, Teekay Corporation indirectly owns the 2.0% general partner interest, 27.5% of our common units, and 26.0% of the Series D Preferred Units and the Warrants and controls our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and an officer of our general partner are directors or officer of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

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

•	Two directors of our general partner serve as officers, management or directors of Teekay Corporation and, for one of such individual, a director of the general partner of Teekay LNG Partners L.P.

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
Our general partner’s officer and directors have fiduciary duties to manage our business in a manner beneficial to us and our partners. Our general partner has a Secretary but does not have a Chief Executive Officer, Chief Financial Officer or any other officers. However, the Secretary and all of the non-independent directors of our general partner also serve as officers, management or directors of Teekay Corporation and/or other affiliates of Teekay Corporation. Consequently, the officer and directors may encounter situations in which their fiduciary obligations to Teekay Corporation or its other affiliates, on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.
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

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under Item 10 – Additional Information – Material U.S. Federal Income Tax Considerations) held units, such U.S. Holder would face adverse tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read Item 10 – Additional Information: Material U.S. Federal Income Tax Considerations –- United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification.
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
The unitholders will be subject to tax in one or more countries, including Canada, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. If unitholders are subject to tax in any such country, unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to unitholders. The United States may not allow a tax credit for any foreign income taxes that unitholders directly or indirectly incur. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for unitholders.

Item 4.	Information on the Partnership

A.	Overview, History and Development
Overview and History
We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the deep-water offshore oil regions of the North Sea, Brazil and the

East Coast of Canada. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a portfolio manager and project developer in the marine midstream space. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and our controlled affiliates. As of December 31, 2016, Teekay Corporation, which owns and controls our general partner, owned 27.5% of our limited partner interests.

Please see Item 5. Operating and Financial Review and Prospects – Management Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments and Item 18 - Financial Statements: Note 18 - Acquisitions, for recent acquisitions and developments.

As of December 31, 2016, our fleet consisted of:

•
FPSO Units. Our FPSO fleet consisted of six units, in which we have 100% ownership interests in, four which are operating under FPSO contracts with major energy companies in the North Sea and Brazil, one which is currently undergoing upgrades at the Damen Shipyard in the Netherlands, and one currently in lay-up. We also have two FPSO units, in which we have 50% ownership interests in, one on charter with Petrobras in Brazil and the other which recently completed its conversion into an FPSO unit and is en route for operation in the Libra field in offshore Brazil. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. The FPSO contracts, including the contracts relating to the two FPSO units currently undergoing an upgrade and a conversion, have an average remaining term of approximately 5.1 years. As of December 31, 2016, our FPSO units had a total production capacity of approximately 0.4 million barrels of oil per day, including the expected capacity of the two units currently undergoing an upgrade and a conversion.

•
Shuttle Tankers. Our shuttle tanker fleet consisted of 30 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, and the HiLoad DP unit, which is currently in lay-up. Of these 34 shuttle tankers, six are owned through 50%-owned subsidiaries and three were chartered-in. The remaining vessels are owned 100% by us. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada under contracts of affreightment, time charters or bareboat charters. The average term of the contracts of affreightment, weighted based on vessel years, is 2.5 years. The time charters and bareboat charters have an average remaining contract term of approximately 4.7 years. As of December 31, 2016, our shuttle tanker fleet, including newbuildings, had a total cargo capacity of approximately 4.4 million deadweight tonnes (or dwt), representing approximately 39% of the total tonnage of the world shuttle tanker fleet.

•
FSO Units. Our FSO fleet consisted of six units, of which we have a 100% ownership interest and includes one vessel which is completing its conversion into an FSO unit, and one unit of which we have 89% ownership interest in. As of December 31, 2016, one of our FSO units was idle and was classified as held for sale. Our remaining FSO units operate under fixed-rate contracts, with an average remaining term of approximately 3.8 years. As of December 31, 2016, our FSO units had a total cargo capacity of approximately 0.8 million dwt, including the expected capacity of the unit currently undergoing conversion.

•
UMS: We have one UMS unit, the Arendal Spirit. The unit operates on a fixed-rate time-charter contract with a remaining term of approximately 1.4 years. We have 100% ownership interest in this UMS unit.

•
Towing and offshore installation vessels. Our long-distance towing and offshore installation fleet consisted of seven on-the-water vessels and three ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver during 2017. We have 100% ownership interests in all our towing and offshore installation vessels. All of our delivered towing and offshore installation vessels operate on towage contracts.

•
Conventional Tankers. Our conventional tanker fleet consisted of two in-chartered conventional tankers, which are in-chartered until early-2019 with additional one-year extension options. One vessel is trading fixed on a time-charter-out contract that will expire in May 2018 and the other vessel was trading in the spot conventional tanker market. As of December 31, 2016, our conventional tankers had a total cargo capacity of approximately 0.2 million dwt.

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
FPSO Segment
FPSO units are offshore production facilities that are ship-shaped or cylindrical-shaped and store processed crude oil in tanks located in the hull of the vessel. FPSO units are typically used as production facilities to develop marginal oil fields or deepwater areas remote from existing pipeline infrastructure. Of four major types of floating production systems, FPSO units are the most common type. Typically, the other types of floating production systems do not have significant storage and need to be connected into a pipeline system or use an FSO unit for storage. FPSO units are less weight-sensitive than other types of floating production systems and their extensive deck area provides flexibility in process plant layouts. In addition, the ability to utilize surplus or aging tanker hulls for conversion to an FPSO unit provides a relatively inexpensive solution compared to the new construction of other floating production systems. A majority of the cost of an FPSO unit comes from its top-side production equipment and thus, FPSO units are expensive relative to conventional tankers. An FPSO unit carries on board all the necessary production and processing facilities normally associated with a fixed production platform. As the name suggests, FPSO units are not fixed permanently to the seabed but are designed to be moored at one location for long periods of time. In a typical FPSO unit installation, the untreated wellstream is brought to the surface via subsea equipment on the sea floor that is connected to the FPSO unit by flexible flow lines called risers. The risers carry the mix of oil, gas and water from the ocean floor to the vessel, which processes it on board. The resulting crude oil is stored in the hull of the vessel and subsequently transferred to tankers either via a buoy or tandem loading system for transport to shore.

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 31, 2016, there were approximately 191 FPSO units operating and 18 FPSO units on order in the world fleet. At December 31, 2016, we owned six FPSO units, of which we have 100% ownership interests in, one of which is currently undergoing upgrades at the Damen Shipyard in the Netherlands, and two FPSO units, of which we have 50% ownership interests in, one of which has completed its conversion into an FPSO unit and is en route for operation in the Libra field in offshore Brazil. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. Other major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, Bumi Armada and Bluewater.

The following table provides additional information about our FPSO units as of December 31, 2016:

Vessel	Production Capacity (bbl/day)	Built	Ownership	Field name and location	Charterer	Contract End Date
Petrojarl Knarr (1) (2)	63,000	2014	100%	Knarr, Norway	Shell	March 2025
Libra EWT (3)	50,000	2017	50%	Libra, Brazil	Petrobras	March 2029
Cidade de Itajai (1) (4)	80,000	2012	50%	Bauna and Piracaba, Brazil	Petrobras	February 2022
Voyageur Spirit (1)	30,000	2008	100%	Huntington, U.K.	Premier	April 2018
Petrojarl Cidade de Rio das Ostras (5)	25,000	2008	100%	Tartaruga Verde, Brazil	Petrobras	Jan 2018
Piranema Spirit (1)	30,000	2007	100%	Piranema, Brazil	Petrobras	February 2019
Petrojarl I (6)	46,000	1986	100%	Atlanta, Brazil	QGEP	December 2022
Petrojarl Varg (7)	57,000	1998	100%
Total capacity	381,000

(1)	The charterer has options to extend the service contract.

(2)	The charterer has the annual right to terminate the contract after March 2021 subject to payment of certain termination fees.

(3)
The vessel is currently undergoing conversion into an FPSO unit for employment on the Libra field. The original hull was built in 1995. The unit is expected to commence its 12-year firm-period fixed-rate contract in mid-2017.

(4)	The Cidade de Itajai was converted to an FPSO unit in 2012. The original hull was built in 1985.

(5)	The Petrojarl Cidade de Rio das Ostras was converted to an FPSO unit in 2008. The original hull was built in 1981.

(6)	The Petrojarl I is currently undergoing upgrades. The unit is scheduled to commence operations in late-2017 under a five-year fixed-rate charter contract.

(7)	The Petrojarl Varg is in lay-up in Stavanger, Norway harbour.

During 2016, approximately 46% of our consolidated net revenues from continuing operations were earned by our FPSO units, compared to approximately 47% in 2015 and 39% in 2014. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

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

As of December 31, 2016, there were approximately 100 vessels in the world shuttle tanker fleet (including 12 newbuildings), the majority of which operate in the North Sea and Brazil. Shuttle tankers also operate off the East Coast of Canada and in the U.S. Gulf. As of December 31, 2016, we owned 31 shuttle tankers (including three vessels under construction and the HiLoad DP unit), in which our ownership interests ranged from 50% to 100%, and chartered-in an additional three shuttle tankers. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, SCF Group, Viken Shipping and AET, which as of December 31, 2016 controlled fleets ranging from 4 to 29 shuttle tankers each. We believe that we have competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea, Brazil and the East Coast of Canada.

The following tables provide additional information about our shuttle tankers as of December 31, 2016:

Vessel	Capacity (dwt)	Built	Ownership	Positioning System	Operating Region	Contract Type(1)	Charterer	Contract End Date

Scott Spirit	109,300	2011	100%	DP2	North Sea	CoA
Chevron, Hess, ENI, Draugen Transport, Aker BP, ConocoPhillips, Total, Talisman, Nexen, Dana Petroleum, Shell, Statoil, OMV, Maersk Oil, Wintershall, Idemitsu, Rwe-Dea, Det Norske Oljeselslcap, Lundin, PGING, Itacha, Enquest, Premier, Marathon, TAQA(6)

Amundsen Spirit	109,300	2010	100%	DP2	North Sea	CoA
Grena Knutsen	148,600	2003	In-chartered (until September 2019)	DP2	North Sea	CoA
Stena Natalita	108,100	2001	50%(5)	DP2	North Sea	CoA
Navion Oslo	100,300	2001	100%	DP2	North Sea	CoA
Navion Oceania	126,400	1999	100%	DP2	North Sea	CoA
Navion Anglia	126,400	1999	100%	DP2	North Sea	CoA
Navion Scandia	126,700	1998	100%	DP2	North Sea	CoA
Navion Britannia(2)	124,200	1998	100%	DP2	North Sea	CoA
Samba Spirit	154,100	2013	100%	DP2	Brazil	TC	Shell	June 2023
Lambada Spirit	154,000	2013	100%	DP2	Brazil	TC	Shell	July 2023
Bossa Nova Spirit	155,000	2013	100%	DP2	Brazil	TC	Shell	November 2023
Sertanejo Spirit	155,000	2013	100%	DP2	Brazil	TC	Shell	January 2024
Peary Spirit	109,300	2011	100%	DP2	North Sea	TC	Statoil (7)
Nansen Spirit	109,300	2010	100%	DP2	North Sea	TC	Statoil (7)
Stena Sirita	126,900	1999	50%(5)	DP2	North Sea	TC	Esso	January 2019
Stena Alexita	127,000	1998	50%(5)	DP2	North Sea	TC	Statoil (7)
Jasmine Knutsen(3)	148,600	2005	In-chartered (until October 2017)	DP2	Canada	TC	ExxonMobil, Canada Hibernia, Chevron, Husky, Mosbacher, Murphy, Nalcor, Statoil, Suncor(6)	October 2017
Heather Knutsen(3)	148,600	2005	In-chartered (until December 2017)	DP2	Canada	TC		December 2017
Navion Hispania(3)	126,200	1999	100%	DP2	Canada	TC		April 2018
Beothuk Spirit(3)	155,000	2017	100%	DP2	Canada	NB		May 2030
Norse Spirit(3)	155,000	2017	100%	DP2	Canada	NB		May 2030
Dorset Spirit(3)	155,000	2018	100%	DP2	Canada	NB		May 2030
Navion Gothenburg	152,200	2006	50%(5)	DP2	Brazil	BB	Petrobras(8)	July 2020
Nordic Brasilia	151,300	2004	100%	DP	Brazil	BB	Petrobras(8)	July 2017
Nordic Rio	151,300	2004	50%(5)	DP	Brazil	BB	Petrobras(8)	July 2017
Navion Stavanger	148,700	2003	100%	DP2	Brazil	BB	Petrobras(8)	July 2019
Petroatlantic	93,000	2003	100%	DP2	North Sea	BB	Teekay Corporation	March 2017(9)
Petronordic	93,000	2002	100%	DP2	North Sea	BB	Teekay Corporation	March 2017(9)
Nordic Spirit	151,300	2001	100%	DP	Brazil	BB	Petrobras(8)	April 2018
Stena Spirit	151,300	2001	50%(5)	DP	Brazil	BB	Petrobras(8)	July 2018
Navion Bergen	105,600	2000	100%	DP2	Brazil	BB	Petrobras(8)	April 2020
Navion Marita	103,900	1999	100%	DP	Far-East	Spot
HiLoad DP Unit(4)	n/a	2010	100%	DP	Canary Islands	Lay-up
Total capacity	4,359,900

(1)	“CoA” refers to contracts of affreightment, "TC" refers to time charters, "BB" refers to bareboat charters, "NB" refers to newbuilding.

(2)	The vessel is capable of loading from a submerged turret loading buoy.

(3)
The three newbuildings in the above table are expected to be delivered in the fourth quarter of 2017 through the first half of 2018. These newbuildings will replace the three existing vessels servicing the East Coast of Canada, including two third-party owned vessels chartered-in to us, and continue on the existing time-charter contracts until May 2030.

(4)	Self-propelled DP system that attaches to and keeps conventional tankers in position when loading from offshore installations.

(5)	Owned through a 50% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative ownership.

(6)	Not all of the contracts of affreightment or time-charter customers utilize every ship in the contract of affreightment or time-charter fleet.

(7)
Under the terms of a master agreement with Statoil, the vessels are chartered under individual fixed-rate annually renewable time-charter contracts. The number of vessels may be adjusted annually based on the requirements of the fields serviced. It is expected that between one and three vessels will be required by Statoil annually. Statoil will require three vessels during 2017. The vessels currently on time-charter to Statoil may be replaced by vessels currently servicing contracts of affreightment or other time-charter contracts.

(8)	Charterer has the right to purchase the vessel at end of the bareboat charter.

(9)	In the process of finalizing an agreement for a five-year time-charter contract with Teekay Corporation effective April 1, 2017.

On the Norwegian continental shelf, regulations have been imposed on the operators of offshore fields related to vaporized crude oil that is formed and emitted during loading operations and which is commonly referred to as Volatile Organic Compounds (or VOC). To assist the oil companies in their efforts to meet the regulations on VOC emissions from shuttle tankers, we and Teekay Corporation have played an active role in establishing and participating in a unique co-operation among 25 owners of offshore fields in the Norwegian sector. The purpose of the co-operation is to implement VOC reduction systems on selected shuttle tankers to reduce and report VOC emissions according to Norwegian authorities’ requirements. Currently, we own VOC systems on 11 of our shuttle tankers. The oil companies that participate in the co-operation have also engaged us to undertake the day-to-day administration, technical follow-up and handling of payments through a dedicated clearing house function.

During 2016, approximately 42% of our consolidated net revenues from continuing operations were earned by the vessels in the shuttle tanker segment, compared to approximately 41% in 2015 and 52% in 2014. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

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

Our FSO units are generally placed on long-term, fixed-rate time charter or bareboat charter contracts as an integrated part of the field development plan, which provides stable cash flow to us.

As of December 31, 2016, there were approximately 94 FSO units operating and five FSO units on order in the world fleet, and we had seven FSO units in which our ownership interests ranged from 89% to 100%, including one vessel completing its conversion into an FSO unit. The major markets for FSO units are Asia, West Africa, Northern Europe, the Mediterranean and the Middle East. Our primary competitors in the FSO market are conventional tanker owners who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

The following table provides additional information about our FSO units as of December 31, 2016:

Vessel	Capacity (dwt)	Built	Ownership	Field name and location	Contract Type	Charterer	Contract End Date
Suksan Salamander (1)	78,200	1993	100%	Bualuang, Thailand	Bareboat	Teekay Corporation	August 2024
Pattani Spirit (1)	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay Corporation	April 2019
Dampier Spirit (1)	106,700	1987	100%	Stag, Australia	Time charter	Apache Energy	October 2024
Falcon Spirit (1)	124,500	1986	100%	Al Rayyan, Qatar	Time charter	Occidental Qatar Energy	June 2017
Apollo Spirit (2)	129,000	1978	89%	Banff, U.K.	Bareboat	Teekay Corporation	July 2018
Gina Krog (1)(3)	124,500	1995	100%	Gina Krog, Norway	Conversion	Statoil	May 2020
Navion Saga (4)	149,000	1991	100%		Lay-up
Total capacity	825,700

(1)	Charterer has option to extend the time charter.

(2)
Charterer is required to charter the vessel for as long as Teekay Corporation’s Petrojarl Banff FPSO unit produces in the Banff field in the North Sea, which is expected to remain under contract until at least July 2018.

(3)	The vessel is completing its conversion into an FSO unit. The FSO unit is expected to commence its three-year time-charter contract plus 12 one-year extension options in mid-2017.

(4)	As at December 31, 2016 the vessel was in lay-up and was classified as held for sale.

During 2016, approximately 5% of our consolidated net revenues from continuing operations were earned by the vessels in the FSO segment, compared to 5% in 2015 and 6% in 2014. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.
UMS Segment
Units for Maintenance and Safety are used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. Our unit is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and include DP3 keeping systems that are capable of operating in deep water and harsh weather. As of December 31, 2016, there were approximately 43 DP UMS operating and 21 units on order in the world fleet.

The Arendal Spirit UMS, was delivered to us in February 2015 and commenced its three-year time-charter contract in June 2015. In early-November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, Petrobras, initiated an operational review. Until the results of the review are available, Petrobras has suspended its charter hire payments from November 2016. We completed an investigation to identify the cause of such incidents and implemented corrective actions. There is a risk that Petrobras may seek to cancel the charter contract resulting from their operational review.

The following table provides additional information about our UMS as of December 31, 2016:

Vessel	Berths	Built	Ownership	Location	Contract type	Charterer	Contract End Date
Arendal Spirit	500	2015	100%	Brazil	Time charter	Petrobras	June 2018
Total capacity	500

During the second quarter of 2016, we canceled the UMS construction contracts for two UMS newbuildings.

During 2016, approximately 3% of our consolidated net revenues from continuing operations were earned by the UMS segment compared to 3% in 2015 and $nil in 2014. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.
Towage Segment
Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. We operate with high-end vessels which can be defined as long-distance towing and offshore installation vessels with a bollard pull of greater than 190 tonnes and a fuel capacity of more than 2,000 metric tonnes. Our focus is on intercontinental towage requiring trans-ocean movements.

We are the sole provider of long-distance towing and offshore installation vessels with DP2 capability. Our vessels operate on voyage-charter and spot contracts. Voyage-charter contract revenue is less volatile than revenue from spot market rates, as project budgets are prepared and maintained well in advance of the contract commencement.

As of December 31, 2016, there were approximately 27 long-distance towing and offshore installation vessels with a bollard pull greater than 150 tonnes, which is the minimum specification for vessels in direct competition with us, operating and three long-distance towing and offshore installation vessels on order in the world fleet. At December 31, 2016, our towage fleet includes ten long-distance towing and offshore installation vessels (including three newbuildings, which are all scheduled to deliver during 2017), all of which we have 100% ownership interest in.

The following table provides additional information about our towing and offshore installation vessels as of December 31, 2016:

Vessel	Bollard Pull (tonnes)	Built	Ownership	Contract Type
ALP Striker	309	2016	100%	Voyage-charter
ALP Centre	298	2010	100%	Voyage-charter
ALP Guard	298	2009	100%	Voyage-charter
ALP Forward	218	2007	100%	Voyage-charter
ALP Winger	219	2007	100%	Voyage-charter
ALP Ace	192	2006	100%	Voyage-charter
ALP Ippon	207	2006	100%	Voyage-charter
ALP Defender (1)	306	2017	100%
ALP Sweeper (1)	306	2017	100%
ALP Keeper (1)	306	2017	100%
	2,659

(1)	Newbuilding scheduled for delivery in 2017.

During 2016, approximately 2% of our consolidated net revenues from continuing operations were earned by the vessels in the towage segment compared to 2% in 2015 and $nil in 2014. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.
Conventional Tanker Segment
Conventional oil tankers are used primarily for transcontinental seaborne transportation of oil. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers.

In March 2016, we sold our two conventional tankers and subsequently chartered-in both vessels for three years each; both with additional one-year extension options. One vessel is fixed on a time-charter-out contract that expires in May 2018 and the other vessel is trading in the spot conventional tanker market.

The following table provides information about our conventional tankers as of December 31, 2016:

Vessel	Capacity (dwt)	Built	Ownership	Contract Type	Charterer	Contract End Date
Blue Pride (2)	115,000	2004	In-chartered (until March 2019)	Spot(1)
Blue Power (3)	106,400	2003	In-chartered (until March 2019)	Time charter	Ruhai Shipping	May 2018
Total capacity	221,400

(1)	“Spot” refers to spot conventional tanker market.

(2)	Blue Pride was formerly known as Kilimanjaro Spirit.

(3)	Blue Power was formerly known as Fuji Spirit.

During 2016, approximately 2% of our consolidated net revenues from continuing operations were earned by the vessels in the conventional tanker segment, compared to 2% in 2015 and 3% in 2014. All earnings from discontinued operations in 2012 and 2013 were from the conventional tanker segment. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.
Business Strategies
Our primary business objective is to increase distributable cash flow per limited partner unit by executing the following strategies:

•
Project management and execution of our growth projects mostly secured on long-term contracts. We continue to focus on executing on our existing shuttle tanker, FPSO, FSO and towing and offshore installation growth projects delivering between now and 2018, to provide stable cash flows.

•
Extend contracts and redeploy existing assets on long-term contracts. Over the near-to-medium term, we intend to extend contracts and redeploy existing shuttle tankers and FPSO and FSO units on medium-to-long-term contracts, rather than ordering new vessels. We believe this approach reduces our financing requirements and provides our customers with a quick-to-market and lower cost offshore solution, which significantly lowers our customers’ break-even and lifting cost per barrel of oil production, compared to a new vessel. We believe we are well-positioned to extend contracts and redeploy existing assets by leveraging our engineering and operational expertise with our global marketing organization and extensive customer and shipyard relationships.

•
Provide superior customer service by maintaining high reliability, safety, environmental and quality standards, while implementing and maintaining various cost saving initiatives. Energy companies seek partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage our operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service, including working together with customers to reduce production costs and find efficiencies, while at the same time implementing and maintaining our own cost saving initiatives.

Customers
We provide marine transportation, production, storage, long-distance towing and offshore installation and maintenance and safety services to energy and oil service companies or their affiliates. Our largest customer measured by annual revenue is Shell, which is a global group of energy and petrochemical companies.

Shell, Petrobras and Premier Oil accounted for approximately 30%, 19% and 10%, respectively, of our consolidated revenues from continuing operations during 2016. Shell, Petrobras, Statoil and Premier Oil accounted for approximately 26%, 18%, 11% and 11%, respectively, of our consolidated revenues from continuing operations during 2015. Petrobras, Statoil, Premier Oil and Repsol S.A. accounted for approximately 22%, 19%, 12% and 11%, respectively, of our consolidated revenues from continuing operations during 2014. No other customer accounted for 10% or more of such consolidated revenues during 2016, 2015 or 2014.
Safety, Management of Vessel Operations and Administration

Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. Our Quality Assurance and Training Officers (or QATO) program focuses on conducting rigorous internal audits of our processes and provide our seafarers with on-board training. We have a behavior-based safety program called “Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. Teekay Corporation's “Operational Leadership, The Journey” is delivered to all employees which sets out the operational expectations, individual responsibilities and commitment to working safely and living Teekay’s vision through a positive and responsible attitude.

Key performance indicators facilitate regular monitoring of our operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed monthly to determine if remedial action is necessary to reach the targets.

We, through certain of our subsidiaries, assist our operating subsidiaries in managing their ship operations. All vessels are operated under our comprehensive and integrated Safety Management System that complies with the International Safety Management Code (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, Occupational Health and Safety Assessment Series (or OHSAS) 18001 and the Maritime Labor Convention 2006 (or MLC 2006) that became effective in 2013. The management system is certified by DNV-GL. It has also been separately approved by the Australian flag administrations. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV-GL and applicable flag states.

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

Under bareboat charters, the customer is responsible to insure the vessel. We believe that current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. All, but two of our vessels, the Petrojarl Knarr FPSO unit and the Libra FPSO unit, are not insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience.

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

Flag, Classification, Audits and Inspections
Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of IACS (International Association of Classification Societies Ltd): DNV-GL, Lloyd’s Register of Shipping or American Bureau of Shipping.

The applicable classification society certifies that the vessel’s design and build conforms to the applicable class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society in accordance with the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. We have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry dock at five year intervals. In-water inspection is carried out during the second or third annual inspection (i.e. during an intermediate survey).

In addition to Class surveys, the vessels’ flag state also verifies the condition of the vessel during annual flag state inspections, either independently or by additional authorization to Class. Also, Port State Authorities of a vessel’s port of call are authorized under international conventions to undertake regular and spot checks of vessels visiting their jurisdiction.

Processes followed on board are audited by either the flag state or the classification society acting on behalf of a flag state to ensure that they meet the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention (or ISM Code). DNV-GL typically carries out this task. We also follow an internal process of internal audits undertaken at each office and vessel annually.

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out two internal inspections and one internal audit annually, which helps ensure us that:

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

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the specific requirements for shuttle tankers, FSO units and FPSO units under the NPD (Norway) and HSE (United Kingdom) regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard (or USCG) and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.

With regard to offshore support vessels, such as UMS, SOLAS permits certain exemptions and equivalents to be allowed by the relevant vessel’s flag state. The International Code on Intact Stability, 2008 (adopted by IMO Resolution MSC. 267(85) of December 4, 2008) (or IS Code), which became mandatory on July 1, 2010, also applies mandatorily to offshore support vessels (with the exception of certain provisions thereof). In 2016 the IMO’s Maritime Safety Committee (or MSC) adopted amendments to the IS Code relating to ships engaged in anchor handling operations and to ships engaged in lifting and towing operations, including escort towing. These amendments are expected to enter into force on January 1, 2020. The IMO has also developed non-mandatory codes and guidelines which apply to various types or aspects of offshore support vessels. These include, amongst others, the Code of Safe Practice for the Carriage of Cargoes and Persons by Offshore Supply Vessels (the OSV Code) (IMO Resolution A.863(20) of November 27, 1997) as subsequently amended, the Guidelines for the Design and Construction of Offshore Supply Vessels, 2006 (the OSV Guidelines)(IMO Resolution MSC.235(82) of December 1, 2006) as subsequently amended, the Guidelines for the Transport and Handling of Limited Amounts of Hazardous and Noxious Liquid Substances in Bulk on Offshore Support Vessels (the LHNS Guidelines)(IMO Resolution A.673(16)) of October 19, 1989, as subsequently amended, the Code of Safety for Special Purpose Ships, 2008 (Resolution MSC.266(84) of May 13, 2008 as subsequently amended (including amendments adopted in 2016), the Code of Safety for Dynamically Supported Craft (IMO Resolution A.373(X)) of November 17, 1977) as subsequently amended, the Guidelines for Vessels with Dynamic Positioning Systems (MSC/Circ.645 of June 6, 1994) and the Guidelines for Dynamic Positioning System (DP) Operator Training (MSC/Circ.738/Rev. 1 of July 7, 2006).

In addition, the IMO’s MSC has adopted the International Code of Safety for Ships using Gases or other Low-flashpoint Fuels (the IGF Code), which is a mandatory code for ships fueled by gases or other low-flashpoint fuels. The IGF Code, which is applicable from January 1, 2017, sets out mandatory provisions for the arrangement, installation, control and monitoring of machinery, equipment and systems using low-flashpoint fuel, in order to minimize the risk to the ship, its crew and the environment taking into account the nature of these fuels.

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (MARPOL) (or Annex VI) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special "emission control areas" (or ECAs) to be established with more stringent controls on sulfur emissions.

Annex VI also provides for a three-tier reduction in nitrogen oxide (or NOx) emissions from marine diesel engines, with the final tier (‘‘Tier III’’) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA. The Tier III requirements will also apply to ECAs designated in the future by the IMO. In October 2016 the IMO’s MEPC approved the designation of the North Sea and the Baltic Sea as ECAs for NOx emissions. These two new NOx ECAs and the related amendments to Annex VI of MARPOL are expected to be formally adopted by IMO’s MEPC in 2017 and the two new ECAs are expected to enter into effect on January 1, 2021.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

The IMO's Ballast Water Management Convention has been adopted by 54 countries, the combined merchant fleets of which represent 53.30% of the gross tonnage of the world’s merchant shipping, and will enter into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. Once effective, the convention will require the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. After the first IOPP renewal survey, vessels will be required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Ships constructed after entry into force will be required to have a treatment system installed at delivery. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. So far the USCG have issued Type Approval (or TA) for the following ballast water treatment systems (or BWTS):

•Alfa Laval;

•Ocean Saver; and

•Optimarin.

We expect the USCG will issue more TA's for BWTS in the future. Plans have been set for the decoupling of IOPP surveys with Harmonized System of Survey and Certification for vessels planning to dock in 2018 with approval from the Flag and Classification Society. We estimate that the installation of approved BWTS may cost between $2 million and $3 million per vessel.

The IMO has also developed and adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions and will be mandatory, with the safety provisions becoming part of SOLAS and the environmental provisions becoming part of MARPOL. In November 2014 the IMO’s MSC adopted the Polar Code and the related amendments to SOLAS in relation to safety, while in May 2015 the IMO’s Marine Environment Protection Committee (or MEPC) adopted the environmental provisions of the Polar Code and associated amendments to MARPOL. The Polar Code has become mandatory for new vessels built after January 1, 2017. For existing ships, this code will be applicable from the first intermediate or renewal survey beginning on or after January 1, 2018.

MARPOL Annex I also states that oil residue may be discharged directly from the sludge tank to the shore reception facility through standard discharge connections. They may also be discharged to the incinerator or to an auxiliary boiler suitable for burning the oil by means of a dedicated discharge pump. Oil residue tanks shall have no discharge connection to the engine room bilge system, bilge tank or OWS except in following cases:

•	the residue tank may be fitted with manually operated self-closing valves and arrangements for subsequent visual monitoring of the settled water that lead to an oily water holding tank or bilge well;

•
the sludge tank discharge piping and bilge water piping may be connected to a common line leading to the standard discharge connection, however the interconnection of line shall not allow for the transfer of sludge to the bilge system; and

•
a screw down non-return valve in lines connecting to the standard discharge connection, provides an acceptable means for not allowing for the transfer of sludge to the bilge system. Ship operators and managers should before the first IOPP renewal survey, ensure that such systems are compliant. In the event that modifications are required, system drawings will be subject to approval.

Annex I is applicable for existing vessels with a first renewal survey beginning on or after January 1, 2017. It is anticipated that most vessels constructed after December 31, 1991 already comply with Annex I as MARPOL has since provided a unified interpretation prohibiting interconnections between sludge and bilge systems.

MSC 91 adopted amendments to SOLAS Regulation II-2/10 to add a new paragraph 10.4, to clarify that a minimum of two-way portable radiotelephone apparatus for each fire party for fire-fighter's communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. All existing ships (Built before July 1, 2014) should comply with this requirement not later than the first safety Equipment survey after July 1, 2018. All new vessels constructed (keel laid) on or after July 1, 2014 must comply with this requirement at the time of delivery.

As per MSC. 338(91), Requirements have been highlighted for audio and visual indicators for breathing apparatus' which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ship’s constructed on or after July 1, 2014. Ships constructed before July 1, 2014 must comply no later than July 1, 2019.
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

IMO regulations require that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since January 1, 2015, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel ECAs have been 0.1%. Other established ECAs under Annex VI to MARPOL are the North American ECA and the United States Caribbean Sea ECA. Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements. The global cap on the sulfur content of fuel oil is currently 3.5%, to be reduced to 0.5% by January 1, 2020. The reduced global cap of 0.5% as of January 1, 2020 was subject to a feasibility review, which was completed in 2016 and on the basis of which the IMO’s Marine Environment Protection Committee (or the MEPC) decided in October 2016 to implement the 0.5% global sulfur cap as of January 1, 2020.

The EU Ship Recycling Regulation (1257/2013) entered into force on December 30, 2013. It aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship has to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’. In 2014, the Council Decision 2014/241/EU was adopted, authorizing EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Regulation is to apply not later than December 31, 2018, although certain of its provisions are to apply at different stages, with some of them being applicable from December 31, 2020. Pursuant to this Regulation, the EU Commission has recently published the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the Regulation.
North Sea, Canada and Brazil
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

In June 2013 the EU adopted Directive 2013/30/EU on safety of offshore oil and gas operations and amending Directive 2004/35/EC (or the Offshore Safety Directive). This Directive lays down minimum requirements for member states and the European Maritime Safety Agency for the purposes of reducing the occurrence of major accidents related to offshore oil and gas operations, thus increasing protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas, and limiting disruptions to the EU’s energy production and improving responses to accidents. The Offshore Safety Directive sets out extensive requirements, such as preparation of a major hazard report with risk assessment, emergency response plan and safety and environmental management system applicable to the relevant oil and gas installation before the planned commencement of the operations, independent verification of safety and environmental critical elements identified in the risk assessment for the relevant oil and gas installation, and ensuring that factors such as the applicant’s safety and environmental performance and its financial capabilities or security to meet potential liabilities arising from the oil and gas operations are taken into account when considering granting a license. Under the Offshore Safety Directive, Member States are to ensure that the relevant licensee is financially liable for the prevention and remediation of environmental damage (as defined in the Environmental Liability Directive) caused by offshore oil and gas operations carried out by or on behalf of the licensee or the operator. Member States must lay down rules on penalties applicable to infringements of the legislation adopted pursuant to this Directive. Member States were required to bring into force laws, regulations and administrative provisions necessary to comply with this Directive by 19 July 2015. The Offshore Safety Directive has been implemented in the UK by a number of different UK Regulations, including the Environmental Damage (Prevention and Remediation) (England) Regulations 2015, as amended, (which revoked and replaced the Environmental Damage (Prevention and Remediation) Regulations 2009)) and the Offshore Installations (Offshore Safety Directive)(Safety Case etc.) Regulations 2015, both of which were effective from July 19, 2015.

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

In addition to the requirements of major IMO shipping conventions, the exploration for and production of oil and gas within the Newfoundland & Labrador (or NL) offshore area is conducted pursuant to the Canada Newfoundland and Labrador Atlantic Accord Implementation Act (or the Accord Act) in accordance with the conditions of a license and authorization issued by the Canada-Newfoundland and Labrador Offshore Petroleum Board (or CNLOPB). Various regulations dealing with environmental, occupational health and safety, and other aspects of offshore oil and gas activities have been enacted under the Accord Act. The CNLOPB has also issued interpretive guidelines concerning compliance with the regulations, and compliance with CNLOPB guidelines may be a condition of the issuance or renewal of the license and authorizations. These regulations and guidelines require that the shuttle tankers in the NL offshore area meet stringent standards for equipment, reporting and redundancy systems, and for the training and equipping of seagoing staff. Further, licensees are required by the Accord Act to provide a benefits plan satisfactory to CNLOPB. Such plans generally require the licensee to: establish an office in NL; give NL residents first consideration for training and employment; make expenditures for research and development and education and training to be carried out in

NL; and give first consideration to services provided from within NL and to goods manufactured in NL. These regulatory requirements may change as regulations and CNLOPB guidelines are amended or replaced from time to time.

In addition to the regulations imposed by the IMO, Brazil imposes regulatory requirements in connection with operations in its territory, including specific requirements for the operations of vessels flagged in countries other than Brazil. Brazil has several maritime regulations and frequent amendments and updates. Firstly, in regard to environmental protection while operating under Brazilian Waters, the Federal Constitution establishes that the State shall regulate and impose protections to the Environment, establishing liability in the civil, administrative and criminal spheres. Law no. 6938/1981 sets the National Environmental Policy and Law no. 9966/2000, known as “The Oil Law”, institutes several rules, liabilities and penalties regarding the handling of oil or other dangerous substances, being applicable to foreign vessels and platforms operating in Brazilian waters. Regulating the exploitation and production of oil and natural gas, Law no. 9.478/1997, known as “The Petroleum Law”, created the National Petroleum Agency (“ANP”), responsible for regulating and supervising the industry through directives and resolutions. After the discovery of the pre-salt, the mentioned law was altered in some points by Law no. 12.351/2010 being the industry also regulated by several administrative Regulations issued by the ANP.

Additional requirements and restrictions for the operation of offshore vessels and shuttle tankers are imposed by Law 9.432/97 and by the National Waterway Transport Agency (“ANTAQ”), instituted by Law 10.233/2001, by way of frequently updated administrative resolutions. The transit of vessels and permanence and operation of offshore units in Brazil are further regulated by the Maritime Authorities, through law and administrative Ordinances known as “NORMAM”. Under Brazil’s environmental laws, owners and operators of vessels are strictly liable for damages to the environment. Other penalties for non-compliance with environmental laws include fines, loss of tax incentives and suspension of activities. Operators such as Petrobras may impose additional requirements, such as compliance with specific health, safety and environmental standards or the use of local labor. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in Brazil.
United States
The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liabilities upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.

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

OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations. We currently maintain for each of our vessels pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our tankers are double-hulled.

OPA 90 also requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or Coast Guard) evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the Coast Guard. Under the self-insurance provisions, the ship owners or operators must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guarantees from a third party for the remaining vessels. If other vessels in our fleet trade into the United States in the future, we expect to obtain guarantees from third-party insurers.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) was effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement (or the Paris Agreement) was adopted by 195 countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases above pre-industrial levels to not more than 1.5 degrees Celsius. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.

In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The technical and operational measures imposed by new regulations include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO’s MEPC adopted updated guidelines for the calculation of the EEDI. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnages and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements are expected to enter into force on March 1, 2018. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships with an initial strategy to be adopted in 2018 and a revised strategy to be adopted in 2023.

The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on monitoring, reporting and verification (MRV) of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and starts January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency. To comply with the EU MRV regulation, Teekay Corporation has prepared an EU MRV monitoring plan and an EU MRV monitoring template in line with legislative requirement. The approved EU-MRV monitoring plan is expected to be placed on all our vessels by August 31, 2017. The EU is currently considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 in the absence of a comparable system operating under the IMO.
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
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements) and regularly exercise these plans to ensure efficient use and familiarity by all involved. Procedures are in place to inform the Maritime Security Council Horn of Africa (or MSCHOA ) whenever our vessels are calling in the Indian Ocean Region or West Coast of Africa (or WAC) high risk area. In order to mitigate the security risk, security arrangements are required for vessels which travel through Gulf of Aden and WAC region.

C.	Organizational Structure
Our sole general partner is Teekay Offshore GP L.L.C., which is a wholly-owned indirect subsidiary of Teekay Corporation. Teekay Corporation also controls its other public subsidiaries Teekay LNG Partners L.P. (NYSE: TGP) and Teekay Tankers Ltd. (NYSE: TNK).

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2016.

D.	Properties
Other than our vessels and VOC plants mentioned above, we do not have any material property.

E.	Taxation of the Partnership
United States Taxation
The following is a discussion of the expected material U.S. federal income tax considerations applicable to us. This discussion is based upon the provisions of the Code, legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

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

On the sale of a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to our gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we would be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income, without benefit of deductions. For 2017, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income will be approximately $260,000 based on the amount of U.S. Source International Transportation Income we earned for 2016. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
Marshall Islands Taxation
Because we and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business or operations in the Republic of The Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes or fees due to (i) the continued existence of legal entities registered in the Republic of the Marshall Islands, (ii) the incorporation or dissolution of legal entities registered in the Republic of the Marshall Islands, (iii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iv) obtaining certificates of goodstanding from, or certified copies of documents filed with, the Marshall Islands registrar, or (v) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax. As a result, distributions by controlled affiliates to us are not subject to Marshall Islands taxation.
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
We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, units for maintenance and safety (or UMS), long-distance towing and offshore installation vessels and conventional crude oil tankers. As at December 31, 2016, our fleet consisted of 31 shuttle tankers (including three chartered-in vessels and one HiLoad Dynamic Positioning (or DP) unit), six FPSO units, seven FSO units, seven long-distance towing and offshore installation vessels, one UMS and two chartered-in conventional oil tankers, in which our interests range from 50% to 100%. We also have two FPSO upgrades or conversions scheduled for delivery in 2017, three long-distance towing and offshore installation vessel newbuildings scheduled for delivery throughout 2017, and three newbuilding shuttle tankers scheduled for delivery in late-2017 through to mid-2018.

Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015, we reduced our quarterly cash distributions to $0.11 per common unit, and our near-to-medium-term business strategy is primarily focused on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects.

Our distributions paid for 2016 were all paid at this reduced rate. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and will grow as we take delivery of our various capital projects, supported by a large and well-diversified portfolio of fee-based contracts with high-quality counterparties.

In addition to its effect on the energy and capital markets, the decline in global crude oil prices may also result in our vessels being employed on customer contracts that are cancellable or the failure of customers to exercise charter extension options, potentially resulting in increased off-hire for affected vessels. Conversely, we expect that a continuation of lower oil prices will motivate charterers to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to increase the efficiency of our business to ensure we are a cost-effective supplier in the offshore sector, as well as focusing on the redeployment of our assets that are scheduled to come off charter over the next few years.

Our long-term growth strategy focuses on expanding our fleet of shuttle tankers, and our FPSO and FSO units. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities in the offshore transportation, production and storage sectors by selectively targeting long-term, fixed-rate time charters. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to long-term, fixed-rate time charter opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We have rights to participate in certain other FPSO, FSO and shuttle tanker opportunities provided by Teekay Corporation, Sevan and Remora. Our operating fleet primarily trades on medium to long-term, stable contracts and we are structured as a publicly-traded master limited partnership.

SIGNIFICANT DEVELOPMENTS
Financing Initiatives
During the second quarter of 2016, we completed a series of initiatives to manage our unfunded capital expenditures and upcoming debt maturities, including:

•
obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six previously un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	extending $75 million of the outstanding principal amount of an existing revolving credit facility financing for the Petrojarl Varg FPSO unit until late-2017;

•
extending the majority of the principal maturity payments to late-2018 for two of our existing NOK senior unsecured bonds, previously due in January 2017 and January 2018, and agreeing to pay a portion of the outstanding principal amount of these bonds in October 2016, October 2017 and January 2018;

•
agreeing with Teekay Corporation to pay all distributions on our common units to Teekay Corporation, including distributions to our general partner, in common units, instead of cash, until our NOK bonds maturing in 2018 have been fully repaid;

•
agreeing that, until our NOK bonds maturing in 2018 have been repaid, we will only pay distributions in cash to third party holders of our common units if the amount of the cash distributions is matched or exceeded by the proceeds raised through the issuance of additional equity in advance of, or within six months following, the payment of such distributions;

•
extending to January 2019 the maturity date of $200 million in obligations owing to a subsidiary of Teekay Corporation under the terms of a subordinated promissory note, which bears interest at the rate of 10.0% per annum, one half of which will be paid in cash, and the other half of which will be paid in our common units or from the proceeds of the sale of equity securities;

•
issuing $200 million of equity, consisting of (i) $100 million of our 10.5% Series D Preferred Units (with a two-year option to pay quarterly distributions in common units rather than cash) plus 4.5 million warrants with an exercise price of $4.55 per common unit and 2.25 million warrants with an exercise price of $6.05 per common unit, and (ii) $100 million of common units at a price of $4.55 per unit;

•	cancelling, by our subsidiary Logitel, the shipbuilding contracts for the two remaining UMS newbuildings; and

•
amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extending and increasing the threshold of existing cross currency swaps related to our two NOK bonds that have been extended as part of these initiatives.

As part of completing the above financing initiatives, we agreed to convert $46 million of face value of the $250 million of Series C Preferred Units for approximately 8.3 million common units and the remaining approximately $204 million of outstanding Series C Preferred Units for approximately 8.5 million of our newly-issued 8.60% Series C-1 Preferred Units that also include a two-year option to pay quarterly distributions in the form of common units rather than cash. We agreed that, until we repay amounts outstanding under our NOK bonds maturing in 2018, we will only pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units in common units, except that, at any time with respect to the Series C-1 Preferred Units, and at any time after June 29, 2018 with respect to the Series D Preferred Units, we may pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units, respectively, in cash, if the amount of such cash distributions are matched or exceeded by the proceeds of additional equity raised by us in advance of, or within six months following, payment of the cash distributions. We also issued $31 million of common units during 2016 under our continuous offering program.

For additional information about our Series C, C-1 and D Preferred Units and the Warrants, please read Item 18 - Financial Statements: Note 16.Total Capital and Net Income Per Common Unit.

New North Sea Shuttle Tanker Contracts

In January 2017, we received a letter of award for a new five-year shuttle tanker CoA, plus extension options, with a consortium of oil companies to service a development located in the UK Central North Sea. The CoA is expected to commence during the first quarter of 2018 and will be serviced by our existing CoA shuttle tanker fleet. The CoA will require the use of approximately 0.5 shuttle tanker equivalents per annum.

In September 2016, we were awarded a new three-year shuttle tanker CoA, plus extension options, with BP plc, Royal Dutch Shell and OMV Group, to service the new Glen Lyon FPSO unit located west of Shetland in the North Sea. This CoA is expected to commence in mid-2017 and require the use of approximately two shuttle tankers from our existing CoA shuttle tanker fleet.

UMS Construction Contract Cancellation

In June 2016, as part of our financing initiatives, we canceled the construction contracts for our two UMS newbuildings. As a result, we incurred a $43.7 million write-down related to these two UMS newbuildings, which is included in (write-down) and gain on sale of vessels in our consolidated statement of income. In addition, we accrued for potential damages resulting from the cancellations and reversed contingent liabilities previously recorded that were relating to the delivery of the UMS newbuildings. This net loss provision of $23.4 million for the year ended December 31, 2016 is reported in Other (expense) income - net in our consolidated statements of income. The newbuilding contracts are held in our separate subsidiaries and obligations of these subsidiaries are non-recourse to us. For additional information, please read Item 18 - Financial Statements: Note 14c Commitments and Contingencies.

Arendal Spirit UMS

In April 2016, during the process to lift off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. The gangway was replaced and underwent extensive testing and the unit recommenced operations in early-July 2016. As a result of this incident, we reversed contingent liabilities previously recorded that were subject to material defects of the UMS.

In November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic-positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, Petrobras, initiated an operational review. Until the results of the review are available, Petrobras has suspended its charter hire payments from November 2016. We have completed an investigation to identify the cause of the incidents and have implemented corrective measures. We are working to address Petrobras' concerns to bring the unit back into operations as soon as possible.

Delivery of Newbuilding Towage Vessel

In September 2016, we took delivery of the ALP Striker, the first of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings being constructed by Niigata Shipbuilding & Repair in Japan. In connection with the delivery, we received cash compensation from the shipyard totaling approximately $7 million due to the delayed delivery of the vessel. In April 2017, we received additional delayed delivery cash compensation of $24.3 million for the remaining three towing and offshore installation newbuildings, which are scheduled to deliver during 2017.

Sale and In-Chartering of Two Conventional Tankers

In March 2016, we terminated an above-market time-charter contract of the Kilimanjaro Spirit conventional tanker with a subsidiary of Teekay Corporation and received an early termination fee of $4.0 million from Teekay Corporation. Subsequently, we sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers for net proceeds of approximately $50 million. Related to the sale of these vessels, we are chartering back both vessels for a period of three years with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract that commenced during the second quarter of 2016, and the other vessel is trading in the spot conventional tanker market.

Sale of Navion Europa shuttle tanker

In November 2016, we sold a 1995-built shuttle tanker, the Navion Europa, for net proceeds of $14.4 million, for which we recorded a gain on sale of $6.8 million in a 67%-owned subsidiary.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects. However, our current near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects.

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

In May 2011, Teekay Corporation entered into a joint venture agreement with OOG to jointly pursue FPSO projects in Brazil. OOG is a Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors. Through the joint venture agreement, OOG is a 50 percent partner with us in the Cidade de Itajai (or Itajai) FPSO unit and the Libra FPSO project.
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

Furthermore, we generate revenues by charging customers for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. These services are typically provided under mid-term, fixed-rate time-charter contracts, which may contain a variable component for inflation.

In addition, we generate revenues by charging customers for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. These services are typically provided under project-based voyage-charter contracts.
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

Net Revenues. Net revenues represent revenues less voyage expenses incurred by us. Because the amount of voyage expenses we incur for a particular charter depends upon the type of charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance, than revenues, the most directly comparable financial measure under U.S. generally accepted accounting principles (or GAAP).

Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, ship management services, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We are taking steps to maintain these expenses at a stable level, but expect an increase in line with inflation in respect of crew, material, and maintenance costs. The strengthening or weakening of the U.S. Dollar relative to foreign currencies may result in significant decreases or increases, respectively, in our vessel operating expenses, depending on the currencies in which some of such expenses are incurred.

Time-Charter Hire Expenses. Time-charter hire expenses represent the cost to charter-in a vessel for a fixed period of time.

Income from Vessel Operations. To assist us in evaluating operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, interest income, income taxes, realized and unrealized losses on non-designated derivative instruments, equity income, foreign currency exchange loss and other (expenses) income - net.

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

Calendar-Ship-Days. Calendar-ship-days are the total number of calendar days that our vessels were in our possession during a period. We use calendar-ship-days primarily to highlight changes in vessel operating expenses, time-charter hire expense and depreciation and amortization. Calendar-ship days are based on our owned and chartered-in fleet, including vessels owned by our 50%, 67% and 89% owned subsidiaries, but excluding vessels owned by our 50% owned subsidiaries accounted for under the equity method.
Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In July 2015, we acquired the Petrojarl Knarr FPSO unit. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interests method. Under this method of accounting, our financial statements prior to the date the interest in this vessel was actually acquired by us are retroactively adjusted to include the results of this acquired vessel. The period retroactively adjusted includes all periods that we and the acquired vessel were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect this vessel and its results of operations, referred to herein as the Dropdown Predecessor, as if we had acquired it when the vessel began operations under the ownership of Teekay Corporation on March 9, 2015. Please read Item 18 – Financial Statements: Note 3 – Dropdown Predecessor.

•
The size of and types of vessels in our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. Please read “Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
The decline in global crude oil prices has correlated with a reduction in our operating expenses. With cost-saving initiatives implemented across the offshore industry, we expect to see a maintained level of reduced operating expenses, in particular the cost of services and spares and crewing costs. There is a general understanding with our suppliers to focus on cost-saving initiatives to support the lower global crude oil prices and with labor unions that there will likely be minimal or no short-term salary increases in the near term.

•
Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (such as cash and cash equivalents, restricted cash, accounts receivable, accounts payable, due to and from affiliates, long-term debt and deferred income taxes) are revalued and reported based on the prevailing exchange rate at the end of the period. We have entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries provide various services to us. Payments under the service agreements are adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner, British Pound, Euro, Australian Dollar or Brazilian Real relative to the U.S. Dollar, which may result in increased or decreased payments under the services agreements if the strength of the U.S. Dollar declines or increases, respectively, relative to the Norwegian Kroner, British Pound, Euro, Australian Dollar or Brazilian Real.

•
Our financial results are affected by fluctuations in the fair value of our derivatives instruments. The change in fair value of our interest rate swaps, cross currency swaps and foreign currency forward contracts are included in our net income as the majority of our derivative instruments are not designated as hedges for accounting purposes. Although we believe that these non-designated derivative instruments are economic hedges, the changes in their fair value are included in our consolidated statements of income as unrealized gains or losses on derivatives for interest rate swaps and foreign currency forward contracts and as foreign exchange losses for cross currency swaps. The unrealized gains or losses relating to changes in fair value of our derivative instruments do not affect our consolidated cash flows, liquidity or cash distributions to our common unitholders, preferred unit holders or our general partner.

•
Our operations are seasonal and our financial results vary as a consequence of dry dockings. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. In addition, we generally do not earn revenue when our vessels are in scheduled and unscheduled dry docking. Three shuttle tankers are scheduled for dry docking in 2017. From time to time, unscheduled dry dockings may cause additional fluctuations in our financial results.

We manage our business and analyze and report our results of operations on the basis of our six business segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment, and the conventional tanker segment, each of which are discussed below:
Results of Operations
Year Ended December 31, 2016 versus Year Ended December 31, 2015

FPSO Segment

As at December 31, 2016, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and Libra FPSO units, of which we own 50%. One equity accounted FPSO unit, the Libra FPSO unit owned through our 50/50 joint venture with OOG has completed its conversion into an FPSO unit and is en route for the Libra field located in the Santos Basin offshore Brazil and is scheduled to commence operations in mid-2017. The Petrojarl I FPSO unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands and is scheduled to commence operations under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP) at the end of 2017. We acquired the Petrojarl Knarr FPSO unit from Teekay Corporation in July 2015.

In late-2015, we received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (or Repsol), based on a termination right that was specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of the charter contract, the charterer ceased paying the capital component of the charter hire six months prior to the redelivery date, which redelivery occurred at the end of July 2016.
FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Voyageur Spirit and Petrojarl Knarr operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents the FPSO segment’s operating results for 2016 and 2015, and also provides a summary of the calendar-ship-days for the FPSO segment. The table excludes the results of the Itajai and the Libra FPSO units, which are accounted for as equity investments.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	495,223	531,554	(6.8)
Vessel operating expenses	(165,346)	(189,900)	(12.9)
Depreciation and amortization	(149,198)	(137,914)	8.2
General and administrative (1)	(35,971)	(38,588)	(6.8)
Restructuring charge	(4,444)	—	100.0
Income from vessel operations	140,264	165,152	(15.1)
Calendar-Ship-Days
Owned Vessels	2,196	2,009	9.3

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below. General and administrative expenses for the year ended December 31, 2015 includes a business development fee of $9.7 million to Teekay Corporation related to the acquisition of the Petrojarl Knarr FPSO unit.

The average number of our FPSO units increased in 2016 compared to 2015, due to the acquisition of the Petrojarl Knarr on July 1, 2015.

As a result of the inclusion of the Dropdown Predecessor, the financial results of the Petrojarl Knarr FPSO unit have been included in our financial results as if it was acquired when the unit commenced operations under the control of Teekay Corporation on March 9, 2015.

Revenues. Revenues decreased for 2016 compared to 2015, primarily due to:

•
a decrease of $65.3 million due to no longer receiving the capital portion of the charter hire for the Petrojarl Varg since February 1, 2016 and the unit being off hire since August 1, 2016 due to the termination of the charter contract by Repsol;

•	a decrease of $10.9 million on the Voyageur Spirit related to a lower production bonus earned in 2016 compared to 2015;

•	a decrease of $8.0 million in 2016 due to lower reimbursable expenses incurred on the Voyageur Spirit compared to 2015 (partially offset by lower operating expenses incurred, as indicated below);

•
a decrease of $5.4 million related to the Piranema Spirit due to a provision relating to a possible return of 2% of the charter hire to Petrobras S.A. (or Petrobras), the charterer, in place of an agency fee owing for the period from November 2011 up to December 31, 2016;

•
a decrease of $3.4 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Brazilian Real during 2016 compared to 2015 on revenues related to the Petrojarl Varg, Petrojarl Knarr and Piranema Spirit (however, these decreases are offset by similar foreign exchange related decreases in vessel operating expenses); and

•	a decrease of $1.9 million due to a bonus earned from the charterer of the unit for unused maintenance days under the service contract of the Piranema Spirit during 2015 that was not repeated in 2016;

partially offset by

•	an increase of $44.4 million mainly due to the Petrojarl Knarr FPSO unit commencing operations on March 9, 2015;

•	an increase of $6.9 million due to unscheduled off-hire of the Piranema Spirit for repairs during 2015;

•
an increase of $4.0 million relating to revenue received for offshore field studies associated with the Petrojarl Varg during 2016 compared to 2015 (this revenue is offset by operating expenses incurred, as indicated below); and

•
an increase of $3.0 million on the Rio das Ostras, primarily due to higher incentive compensation and a bonus earned from the charterer of the unit for unused maintenance days under the service contract during 2016.

Vessel Operating Expenses. Vessel operating expenses decreased for 2016 compared to 2015, primarily due to:

•	a decrease of $17.6 million due to lower costs as the Petrojarl Varg was decommissioned at the end of July 2016 and is now in lay up;

•	a decrease of $7.2 million due to lower repair and maintenance costs on the Voyageur Spirit during 2016, which are reimbursed by the charterer, compared to 2015;

•	a decrease of $5.6 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Brazilian Real and British Pound during 2016 compared to 2015;

•	a decrease of $3.1 million due to lower repair and maintenance costs on the Piranema Spirit due to unscheduled off-hire during 2015 and the timing of repair and maintenance costs; and

•	a decrease of $1.5 million due to lower crew costs mainly as a result of lower crew overtime during 2016 compared to 2015;

partially offset by

•	an increase of $4.0 million due to expenditures incurred for offshore field studies for the Petrojarl Varg;

•
a net increase of $3.7 million due to the Petrojarl Knarr FPSO unit commencing operations on March 9, 2015, partially offset by lower crew costs as 2015 crew costs were higher in the first year of operations of the unit related to start-up as well as preparing the unit for the final performance test; and

•	an increase of $3.0 million due to a reversal of an agency fee accrual relating to the Piranema Spirit during 2015, which we did not consider payable at that time.

Depreciation and amortization. Depreciation and amortization expense increased for 2016 compared to 2015, primarily due to:

•
an increase of $12.3 million due to the Petrojarl Knarr commencing operations on March 9, 2015, partially offset by amortization of credits received from the ship yard during 2016 related to the construction of the unit;

partially offset by

•	a decrease of $1.1 million due to an increase in the expected useful life of the Petrojarl I FPSO.

Restructuring Charge. Restructuring charge for 2016 relates to the reorganization of our FPSO business to create better alignment with our offshore operations resulting in a lower cost organization going forward.

Shuttle Tanker Segment

As at December 31, 2016, our shuttle tanker fleet consisted of 30 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, and the HiLoad DP unit, which is currently in lay-up. Of these 34 shuttle tankers, six are owned through 50%-owned subsidiaries and three were chartered-in. The remaining vessels are owned 100% by us. In November 2016, we sold a 1995-built shuttle tanker, the Navion Europa. In January 2016, we sold a 1992-built shuttle tanker, the Navion Torinita, which was in lay-up and was classified as held for sale on our consolidated balance sheet as of December 31, 2015. In July 2016, we agreed to in-charter a shuttle tanker, the Grena Knutsen, on a three-year charter contract for our North Sea fleet commencing in September 2016. All of our operating shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market. We commenced the FSO conversion of the Randgrid shuttle tanker during the second quarter of 2015 and the vessel has been included in our FSO segment since June 9, 2015. During the first quarter of 2015, we sold the Navion Svenita. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro or Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses.

The following table presents the shuttle tanker segment’s operating results for 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same years. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the shuttle tanker segment:

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	509,596	541,792	(5.9)
Voyage expenses	(62,846)	(82,777)	(24.1)
Net revenues	446,750	459,015	(2.7)
Vessel operating expenses	(123,950)	(128,156)	(3.3)
Time-charter hire expenses	(62,511)	(51,088)	22.4
Depreciation and amortization	(122,822)	(106,190)	15.7
General and administrative (1)	(10,160)	(22,884)	(55.6)
Gain on sale and (write-down) of vessels	4,554	(65,101)	(107.0)
Restructuring charge	(205)	(568)	(63.9)
Income from vessel operations	131,656	85,028	54.8
Calendar-Ship-Days
Owned Vessels	10,599	11,191	(5.3)
Chartered-in Vessels	1,314	1,128	16.5
Total	11,913	12,319	(3.3)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet decreased in 2016 compared to 2015, primarily due to the sale of the Navion Svenita, the Navion Torinita and the Navion Europa in March 2015, January 2016 and November 2016, respectively, and the commencement of the FSO conversion of the Randgrid in June 2015. Three shuttle tanker newbuildings have been excluded from calendar-ship-days until they are delivered to us.

The average size of our chartered-in shuttle tanker fleet increased in 2016 compared to 2015, primarily due to the in-chartering of two shuttle tankers, the Jasmine Knutsen and the Heather Knutsen, for the East Coast of Canada contract, which commenced in June 2015, the in-chartering of the Grena Knutsen for three years which commenced in September 2016 and increased spot in-chartering of shuttle tankers, partially offset by redelivery to their owners of the Grena Knutsen and Aberdeen in June 2015 and December 2016, respectively. The Grena Knutsen was subsequently rechartered in by us in September 2016.

Net revenues. Net revenues decreased for 2016 compared to 2015, primarily due to:

•	a decrease of $22.7 million due to the expiration in April 2015 of a long-term contract at the Heidrun field serviced by our contracts of affreightment fleet;

•	a decrease of $17.9 million due to the redelivery of two vessels to us in April 2015 and June 2016, respectively, as they completed their time-charter-out agreement;

•	a decrease of $9.7 million due to fewer opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market; and

•	a decrease of $3.4 million due to the sale of the Navion Svenita in March 2015;

partially offset by

•
an increase of $21.0 million due to an increase in net revenues from the commencement of the East Coast of Canada contract in June 2015, partially offset by lower reimbursable expenses in relation to this contract;

•
an increase of $15.9 million due to an increase in rates as provided in certain contracts in our time-chartered-out fleet and an increase in revenues in our contract of affreightment fleet due to higher average rates and higher fleet utilization; and

•	an increase of $4.0 million due to the Navion Europa acting as a substitute vessel while the Apollo Spirit FSO unit was undergoing a dry dock in the third quarter of 2016.
Vessel operating expenses. Vessel operating expenses decreased for 2016 compared to 2015, primarily due to:

•	a decrease of $4.5 million due to lower fleet and onshore overhead mainly related to lower crew training costs in 2016;

•	a decrease of $2.7 million due to the commencement of the FSO conversion of the Randgrid in June 2015;

•	a decrease of $2.0 million due to the sale of the Navion Svenita and Navion Europa in March 2015 and November 2016, respectively; and

•	a decrease of $1.7 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Euro and Brazilian Real;

partially offset by

•
an increase of $4.2 million related to higher repair and maintenance activities on Navion Anglia to prepare the vessel to trade in our contract of affreightment fleet in the North Sea as the vessel was redelivered to us in June 2016 due to the completion of its time-charter-out agreement in Brazil; and

•	an increase of $3.0 million due to higher crew costs relating to a change in crew composition.

Time-charter hire expenses. Time-charter hire expense increased for 2016 compared to 2015, primarily due to:

•
an increase of $14.0 million due to the in-chartering of three shuttle tankers for the East Coast of Canada contract, which commenced in June 2015 (one of the three shuttle tankers, Mattea, was redelivered on August 31, 2015);

•	an increase of $5.2 million due to the in-chartering of the Grena Knutsen starting September 2016; and

•	an increase of $3.6 million due to increased spot in-chartering of shuttle tankers;

partially offset by

•	a decrease of $7.6 million due to the redeliveries by us of the Grena Knutsen and Aberdeen in June 2015 and December 2016, respectively; and

•	a decrease of $3.8 million due to the redelivery by us of the Mattea on August 31, 2015, which was replaced by our own shuttle tanker Navion Hispania.

Depreciation and amortization. Depreciation and amortization expense increased for 2016 compared to 2015, primarily due to:

•
an increase of $29.3 million due to the change in the estimated useful life of the shuttle component for all shuttle tankers from 25 to 20 years, as well as the accelerated amortization of the tanker component for eight older shuttle tankers commencing the first quarter of 2016;

partially offset by

•	a decrease of $7.7 million due to a write-down of the carrying values of seven shuttle tankers during 2015;

•	a decrease of $2.9 million due to the commencement of the FSO conversion of the Randgrid in June 2015; and
•a decrease of $1.4 million due to the Navion Europa being fully amortized during the second quarter of 2015.

Gain on sale and (write-down) of vessels. Gain on sale and (write-down) of vessels was $4.6 million for 2016, which consisted of gains on sales of vessels of $6.7 million partially offset by a write-down of a vessel of $2.1 million, compared to ($65.1) million for 2015, which consisted of a write-down of vessels of $66.7 million partially offset by a gain on the sale of a vessel of $1.6 million.

During 2016, we sold a 1992-built shuttle tanker, the Navion Torinita, for net proceeds of $5.0 million, which was the approximate carrying value of the vessel at the time of sale, and sold a 1995-built shuttle tanker, the Navion Europa, for net proceeds of $14.4 million, for which we recorded a gain on sale of $6.8 million in a 67%-owned subsidiary. During the fourth quarter of 2016, the carrying value of the Navion Marita was written down to its estimated fair value, using an appraised value, as a result of fewer opportunities to trade the vessel in the spot conventional tanker market resulting in a $2.1 million write-down related to this vessel.

During 2015, the carrying values of seven of our 1990s-built shuttle tankers were written down to their estimated fair values using appraised values. Of the seven vessels, two of the vessels were written down during the first quarter of 2015 as a result of the expected sale of a vessel and a change in the operating plan of a vessel. In the fourth quarter of 2015, the write-down of five shuttle tankers, which had an average age of 17.5 years, was the result of changes in our expectations of their future opportunities, primarily due to their age. In 2015, we sold a 1997-built shuttle tanker, the Navion Svenita, to a third party resulting in a gain on the sale of the vessel of $1.6 million.
FSO Segment
As at December 31, 2016, our FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which our ownership interests ranged from 89% to 100%, one shuttle tanker, the Randgrid, currently undergoing conversion into an FSO unit, for which our ownership interest increased from 67% to 100% during the third quarter of 2015 and one idle unit, the Navion Saga. We commenced the FSO conversion of the Randgrid during the second quarter of 2015 and the vessel has been included in our FSO segment since June 9, 2015. The Navion Saga FSO unit was held for sale as at December 31, 2016.

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

The following table presents the FSO segment’s operating results for 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same years. The following table also provides a summary of the changes in calendar-ship-days for the FSO segment:

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	54,440	57,391	(5.1)
Voyage expenses	(1,517)	(851)	78.3
Net revenues	52,923	56,540	(6.4)
Vessel operating expenses	(23,167)	(26,394)	(12.2)
Depreciation and amortization	(9,311)	(11,775)	(20.9)
General and administrative (1)	(836)	(1,372)	(39.1)
Write-down of vessel	(983)	—	100.0
Income from vessel operations	18,626	16,999	9.6
Calendar-Ship-Days
Owned Vessels	2,562	2,395	7.0

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FSO units increased for 2016 compared to 2015, due to the commencement of the FSO conversion of the Randgrid on June 9, 2015. No earnings are expected from the Randgrid until its conversion is completed in mid-2017, when the unit is scheduled to commence operations under a three-year time-charter contract with Statoil ASA, which includes 12 additional one-year extension options. Additionally, the Navion Saga was redelivered to us in October 2016 and was classified as held for sale as at December 31, 2016, resulting in a $1.0 million write-down of the unit.

Net revenues. Net revenues decreased for 2016 compared to 2015, primarily due to the redelivery of the Navion Saga in October 2016, following the completion of its time-charter-out contract.

Vessel operating expenses. Vessel operating expenses decreased for 2016 compared to 2015, primarily due to the redelivery of the Navion Saga in October 2016 following the completion of its time-charter-out contract and due to lower crew costs on the Navion Saga and the Dampier Spirit mainly due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar compared to 2015.

Depreciation and amortization. Depreciation and amortization expense decreased for 2016 compared to 2015, primarily due to drydock costs for the Navion Saga being fully depreciated during the fourth quarter of 2015.

Write-down of vessel. Write-down of vessels for 2016 related to the Navion Saga, which was redelivered to us in October 2016. The carrying value of the unit was written down to its estimated fair value, using an appraised value, as a result of the expected sale of the unit and the unit was classified as held for sale on our consolidated balance sheet as at December 31, 2016.

UMS Segment

As at December 31, 2016, our UMS fleet consisted of one unit, the Arendal Spirit, in which we own a 100% interest. During the second quarter of 2016, as part of our financing initiatives, we canceled the UMS construction contracts for our two UMS newbuildings, resulting in a write-down of the UMS newbuildings to $nil.

The UMS unit is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. The UMS unit is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes a DP3 keeping system that is capable of operating in deep water and harsh weather.

The following table presents the UMS segment’s operating results and calendar-ship-days for 2016 and 2015. The Arendal Spirit delivered to us on February 16, 2015 and began its three-year charter contract with Petrobras on June 7, 2015. In mid-April 2016, during the process of lifting off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. During the gangway replacement, the Arendal Spirit was declared off-hire. The gangway was replaced in mid-June 2016 and the Arendal Spirit was declared on-hire in early-July 2016. In early November the unit experienced an operational incident relating to the dynamic positioning system and, as a result, Petrobras has suspended its charter hire payments since November 6, 2016 pending the completion of its operational review resulting from this incident. We are uncertain when Petrobras will finalize its operational review.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	34,433	28,334	21.5
Vessel operating expenses	(32,888)	(13,876)	137.0
Depreciation and amortization	(6,660)	(3,775)	76.4
General and administrative (1)	(5,495)	(4,109)	33.7
Write-down of vessels	(43,650)	(1,000)	4,265.0
(Loss) income from vessel operations	(54,260)	5,574	(1,073.4)
Calendar-Ship-Days
Owned Vessels	366	318	15.1

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

The calendar-ship-days increased for 2016 compared to 2015, due to the delivery of the Arendal Spirit in February 2015.

Revenues. Revenues increased for 2016 compared to 2015, mainly due to the commencement of the charter contract of the Arendal Spirit in June 2015 and due to increased charter rates in 2016 compared to 2015. This was partially offset by lower revenues due to the unit being off-hire from mid-April 2016 until early-July 2016 due to damage suffered to the gangway and the suspension of charter hire payments since early-November 2016 due to an operational review being conducted by the charterer.

Vessel operating expenses. Vessel operating expenses increased for 2016 compared to 2015, mainly due to the commencement of the charter contract of the Arendal Spirit in June 2015 and an increase in spare parts and consumables in 2016 due to these costs being covered under warranty during 2015.

Depreciation and amortization. Depreciation and amortization expense increased for 2016 compared to 2015, due to the commencement of the charter contract of the Arendal Spirit in June 2015.

Write-down of vessels. Write-down of vessels for 2016 consists of the write-downs relating to the cancellation of our two UMS newbuilding contracts. In addition, we accrued for potential damages resulting from the cancellations and reversed the contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million is reported in Other (expense) income - net in our consolidated statements of loss. See the discussion under "Other Operating Results" below.

Write-down of vessels for 2015 consists of the write-down of options to purchase two additional UMS units, which expired during 2015.
Towage Segment
As at December 31, 2016, our towage vessel fleet consisted of seven long-distance towing and offshore installation vessels and three long-distance towing and offshore installation vessel newbuildings, which are scheduled to deliver during 2017. We own a 100% interest in each of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs.

The following table presents the towage segment’s operating results for 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same years. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the towage segment.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	37,952	40,112	(5.4)
Voyage expenses	(15,024)	(12,052)	24.7
Net revenues	22,928	28,060	(18.3)
Vessel operating expenses	(17,524)	(13,920)	25.9
Time-charter hire expenses	—	(662)	(100.0)
Depreciation and amortization	(12,020)	(8,362)	43.7
General and administrative (1)	(3,307)	(4,598)	(28.1)
(Loss) income from vessel operations	(9,923)	518	(2,015.6)
Calendar-Ship-Days
Owned Vessels	2,307	1,587	45.4
Chartered-in Vessels	—	19	(100.0)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below. General and administrative expenses for the year ended December 31, 2015 includes a business development fee of $2.2 million to Teekay Corporation related to the acquisition of six towing and offshore installation vessels.

The average number of our towing and offshore installation vessels increased for 2016 compared to 2015, due to the acquisition of three vessels during the first quarter of 2015, two vessels during the second quarter of 2015, one vessel during the third quarter of 2015 and the delivery of our first towage newbuilding vessel in September 2016.

Net revenues. Net revenues decreased for 2016 compared to 2015, mainly due to a decrease in rates and utilization for the towage vessel fleet due to volatility in the offshore market, partially offset by an increase in the fleet size.

Vessel operating expenses. Vessel operating expenses increased for 2016 compared to 2015, mainly due to the acquisition of the six towing and offshore installation vessels during 2015, the delivery of the ALP Striker in September 2016, an increase in repairs and maintenance expenses due to engine overhauls on the ALP Winger and ALP Centre during the first quarter of 2016, and an increase in crew costs compared to 2015 due to higher crew levels, partially offset by a more cost-efficient crew composition in 2016.

Depreciation and amortization. Depreciation and amortization increased for 2016 compared to 2015, due to the acquisition of the six towing and offshore installation vessels during 2015 and the delivery of the ALP Striker in September 2016.
Conventional Tanker Segment
As at December 31, 2016, our conventional tanker fleet consisted of two in-chartered conventional tankers. In March 2016, we terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay Corporation and received an early termination fee of $4.0 million from Teekay Corporation. Subsequently, we sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers. The Kilimanjaro Spirit was renamed Blue Pride and the Fuji Spirit was renamed Blue Power. As part of the sales, we are in-chartering these vessels for three years with additional one-year extension options. One vessel is trading on a fixed two-year time-charter-out contract that commenced during the second quarter of 2016 and the other vessel is trading in the spot conventional tanker market.

In December 2015, we sold our 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the SPT Explorer and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers Ltd.
The following table presents the conventional tanker segment’s operating results for 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same years. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the conventional tanker segment.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	20,746	30,230	(31.4)
Voyage expenses	(1,363)	(2,326)	(41.4)
Net revenues	19,383	27,904	(30.5)
Vessel operating expenses	(1,566)	(6,234)	(74.9)
Time-charter hire expense	(12,974)	—	100.0
Depreciation and amortization	—	(6,583)	(100.0)
General and administrative (1)	(353)	(1,062)	(66.8)
Write-down of vessels	—	(3,897)	(100.0)
Income from vessel operations	4,490	10,128	(55.7)
Calendar-Ship-Days
Owned Vessels	160	1,432	(88.8)
Chartered-in Vessels	572	—	100.0
Total	732	1,432	(48.9)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned conventional tankers decreased for 2016 compared to 2015, due to the sales of the Kilimanjaro Spirit and the Fuji Spirit conventional tankers in March 2016, and the sale of the SPT Explorer and the Navigator Spirit conventional tankers in December 2015.

The average number of our chartered-in conventional tankers increased in 2016 compared to 2015, due to the in-chartering of the Blue Pride and Blue Power conventional tankers from March 2016.

Net revenues. Net revenues decreased for 2016 compared to 2015, primarily due to:

•
a net decrease of $10.6 million due to the termination of the time-charter-out contracts of the Fuji Spirit and Kilimanjaro Spirit with a subsidiary of Teekay Corporation in December 2015 and March 2016, respectively, and a termination fee received from Teekay Corporation due to the early termination of the time-charter-out contract of the Fuji Spirit in December 2015, partially offset by revenue from earnings in a conventional tanker pool prior to the sale of the Fuji Spirit and revenue from earnings in the spot conventional tanker market and the time-charter-out of our in-chartered vessels, the Blue Pride and Blue Power, respectively, from March 2016; and

•
a decrease of $1.9 million due to the sale of the SPT Explorer and Navigator Spirit in December 2015, partially offset by termination fees paid to Teekay Corporation due to the early termination of the bareboat contracts of these vessels in December 2015;

partially offset by:

•	an increase of $4.0 million relating to a termination fee received from Teekay Corporation due to the early termination of the time-charter-out contract of the Kilimanjaro Spirit in March 2016.

Vessel operating expenses. Vessel operating expenses decreased for 2016 compared to 2015, mainly due to the sale of two conventional tankers in December 2015 and the sale of two additional conventional tankers in March 2016.

Time-charter hire expense. Time-charter hire expense increased for 2016 compared to 2015, due to the in-chartering of the Blue Pride and the Blue Power conventional tankers from March 2016.

Depreciation and amortization. Depreciation and amortization expense decreased for 2016 compared to 2015, due to the sale of the SPT Explorer and Navigator Spirit in December 2015, and the sale of the Kilimanjaro Spirit and Fuji Spirit in March 2016.

Write-down of vessels. During 2015, the carrying value of the Kilimanjaro Spirit and Fuji Spirit were written down to their estimated fair values using appraised values. The write-downs were the result of the expected sales of these two vessels and both vessels were classified as held for sale on our consolidated balance sheet as of December 31, 2015.
Other Operating Results
General and administrative. General and administrative expenses decreased to $56.1 million for 2016, compared to $72.6 million for 2015. The decrease was due to lower management fees relating to our shuttle tanker and FSO segments primarily from our cost saving initiatives, lower management fees due to a change in pension scheme obligations in 2016, an increase in capitalized expenses on our newbuilding projects, the absence of any business development fees to Teekay Corporation in 2016 compared to 2015 business development fees to Teekay Corporation of $9.7 million, $2.2 million and $2.0 million, respectively, in connection with the acquisition of the Petrojarl Knarr FPSO unit, six long-distance towing and offshore installation vessels and the Arendal Spirit UMS, respectively, the redelivery and lay up of the

Petrojarl Varg FPSO unit in 2016, and a decrease due to the strengthening of the U.S. Dollar compared to 2015. These decreases were partially offset by an increase in general and administrative costs due to the acquisition of the Petrojarl Knarr FPSO unit in July 2015, the commencement of the charter contract of the Arendal Spirit in June 2015, and an increase in services provided to us from Teekay Corporation related to our financing initiatives, the expansion of our fleet and the challenging energy markets.

Interest expense. Interest expense increased to $140.6 million for 2016, compared to $122.8 million for 2015, primarily due to:

•
an increase of $10.1 million due to the interest expense incurred on a $100.0 million, six-month loan issued by Teekay Corporation to us in January 2016, which was refinanced on July 1, 2016 as part of a $200.0 million subordinated promissory note to Teekay Corporation due January 1, 2019;

•	an increase of $9.2 million due to the acquisition of the Petrojarl Knarr FPSO unit in July 2015 and the assumption of a term loan associated with the unit;

•
an increase of $3.6 million due to a non-cash guarantee fee to Teekay Corporation associated with the long-term financing for the East Coast of Canada shuttle tanker newbuildings and certain of our interest rate swaps and cross currency swaps during 2016; and

•	an increase of $3.4 million due to interest expense relating to our second UMS newbuilding up until its construction contract cancellation in late-June 2016;

partially offset by

•	a decrease of $5.2 million due to an increase in capitalized interest on our newbuildings, conversion and upgrade projects; and

•	a decrease of $3.0 million due to the maturity of the NOK 500 million senior unsecured bonds in January 2016.

Realized and unrealized losses on derivative instruments. Net realized and unrealized losses on non-designated derivative instruments were $20.3 million for 2016 compared to $73.7 million for 2015.

During 2016 and 2015, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $2.1 billion and $1.8 billion, respectively, and average fixed rates of approximately 3.3% and 3.4%, respectively. Short-term variable benchmark interest rates during 2016 and 2015 were generally 1.3% or less and 0.8% or less, respectively, and as such, we incurred realized losses of $52.8 million and $60.7 million during 2016 and 2015, respectively, under the interest rate swap agreements.

In addition, we incurred realized losses of $10.9 million during 2015 as a result of an early termination of an interest rate swap.

During 2016 and 2015, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in Norwegian Kroner, Euro and the Singapore Dollar, which incurred realized losses of $7.2 million and $13.8 million during 2016 and 2015, respectively.

The $53.4 million decrease in net realized and unrealized losses on derivatives for 2016 compared to 2015, was primarily due to an $18.0 million increase in unrealized gains on interest rate swaps mainly relating to an increase in long-term LIBOR benchmark rates during 2016 compared to 2015, a $10.9 million realized loss due to the early termination of an interest rate swap during 2015, a $10.0 million increase in unrealized gains on foreign currency forward contracts mainly from the weakening of the U.S. Dollar against the Norwegian Kroner as at December 31, 2016 compared to December 31, 2015, a $7.9 million decrease in realized losses on interest rate swaps due to an increase in LIBOR during 2016 and a $6.6 million decrease in realized losses on foreign currency forward contracts due to a decrease in the transfer of previously unrealized losses to realized losses during 2016 related to actual cash settlements.

Please see Item 5 - Critical Accounting Estimates: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized losses on derivative instruments.

Equity income. Equity income was $17.9 million for 2016 compared to $7.7 million for 2015. The increase in equity income was primarily due to an increase in unrealized gains on derivative instruments relating to our investment in the Libra FPSO joint venture and the Itajai FPSO joint venture, lower repairs and maintenance expenses due to turbine repairs made during 2015 and an insurance claim received during 2016 relating to these turbine repairs for the Itajai FPSO unit.

Foreign currency exchange loss. Foreign currency exchange losses were $14.8 million for 2016, compared to $17.5 million for 2015. Our foreign currency exchange losses are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated net monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated net monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2016, foreign currency exchange losses include realized losses of $53.5 million (2015 - losses of $10.1 million) and unrealized gains of $46.1 million (2015 - losses of $61.7 million) on the cross currency swaps, and unrealized losses of $39.9 million (2015 - gains of $61.2 million), on the revaluation of the Norwegian Kroner denominated debt. During 2016, NOK 500 million of our senior unsecured bonds matured and NOK 180 million of our senior unsecured bonds were repaid resulting in realized foreign currency exchange gains of $32.6 million and

$8.6 million, respectively, on the repayment of the bonds and $32.6 million and $8.6 million realized losses, respectively, on the maturity or partial maturity of the associated cross currency swaps. There were additional realized and unrealized foreign exchange losses of $8.8 million for 2016 (2015 - losses of $6.8 million) on all other monetary assets and liabilities.

Income tax (expense) recovery. Income tax (expense) recovery was $(8.8) million for 2016 compared to $21.4 million for 2015.

The income tax expense of $8.8 million for 2016 was mainly due to an increase in deferred tax expense due to changes in our redeployment assumptions given the sustained low oil price, an income tax accrual for the Voyageur Spirit FPSO unit during 2016 due to an expected taxable income as we fully utilized our U.K. losses carried forward and an estimated tax liability relating to our Singapore and towage entities.

The income tax recovery of $21.4 million for 2015 was mainly due to a decrease in deferred tax expense due to an expected increase in the utilization of Norwegian tax losses against anticipated earnings from the acquisition of the Petrojarl Knarr FPSO unit in July 2015, the commencement of the East Coast of Canada contract during 2015, and the expected commencement of the Gina Krog FSO unit contract in 2017.
Year Ended December 31, 2015 versus Year Ended December 31, 2014
FPSO Segment
As at December 31, 2015, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Rio das Ostras, the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and Libra FPSO units, of which we own 50%.

The following table presents the FPSO segment’s operating results for 2015 and 2014, and also provides a summary of the calendar-ship-days for the FPSO segment. The table excludes the results of the Itajai and the Libra FPSO units, which are accounted for under the equity method.

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

The average number of our FPSO units increased in 2015 compared to 2014, due to the acquisition of the Petrojarl Knarr on July 1, 2015 and the Petrojarl I on December 14, 2014.

As a result of the inclusion of the Dropdown Predecessor, the financial results of the Petrojarl Knarr FPSO unit have been included in our financial results as if it was acquired when the unit commenced operations under the control of Teekay Corporation on March 9, 2015.

Revenues. Revenues increased for 2015 compared to 2014, primarily due to:

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

•
an increase of $3.6 million relating to revenue received for offshore field studies associated with the Petrojarl Varg (this revenue is offset by operating expenditures incurred, as mentioned below); and

•	an increase of $2.4 million due to the commencement of operations of a water treatment plant on the Piranema Spirit in the second quarter of 2014;

partially offset by

•
a decrease of $11.0 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Brazilian Real compared to 2014 related to the Petrojarl Varg and the Piranema Spirit, respectively (however, these decreases are offset by similar foreign-exchange related decreases in vessel operating expenses);

•	a decrease of $7.8 million due to unscheduled off-hire of the Piranema Spirit for repairs during the third and fourth quarters of 2015;

•	a decrease of $4.7 million due to the settlement of reimbursable expenses for the Voyageur Spirit FPSO unit during 2014;

•	a decrease of $2.9 million due to decreases in incentive compensation from the Petrojarl Varg during 2015; and

•
a decrease of $2.0 million primarily due to a decrease in bonus earned from the charterer of the Rio das Ostras for unused maintenance days under the service contract in 2015 compared to 2014 and a retroactive increase in rates in accordance with the annual contractual escalation recorded in the fourth quarter of 2014.

In connection with the sale and purchase agreement, Teekay Corporation indemnified us for lost revenue and unreimbursed repair costs from the Voyageur Spirit being off-hire since the unit began operations on April 13, 2013 until February 21, 2014. The indemnification amounts relating to lost revenue was $3.1 million for 2014. The indemnification amounts relating to unreimbursed repair costs was $0.4 million for 2014. These have been recorded in equity as an adjustment to the purchase price we paid for the FPSO unit.

Vessel operating expenses. Vessel operating expenses increased for 2015 compared to 2014, primarily due to:

•	an increase of $56.8 million due to the acquisition of the Petrojarl Knarr FPSO unit in 2015;

•
an increase of $7.7 million due to higher repair and maintenance costs on the Piranema Spirit due to unscheduled off-hire during the third and fourth quarters of 2015 and the timing of repair and maintenance costs; and

•	an increase of $4.0 million due to expenditures incurred on offshore field studies for the Petrojarl Varg during 2015;

partially offset by

•	a decrease of $27.2 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Brazilian Real and British Pound;

•	a decrease of $3.3 million due to the timing of costs related to repair and maintenance on the Voyageur Spirit, the Petrojarl Varg and the Rio das Ostras FPSO units;

•	a decrease of $3.0 million due to a reversal of an agency fee accrual relating to the Piranema Spirit during 2015, which we no longer considered payable at that time;

•	a decrease of $2.2 million due to lower ship management costs related to operating the FPSO units; and

•	a decrease of $1.6 million due to external consulting fees incurred during the first quarter of 2014 to achieve final acceptance for the Voyageur Spirit FPSO unit.

Depreciation and amortization. Depreciation and amortization expense increased for 2015 compared to 2014, primarily due to the acquisitions of the Petrojarl Knarr on July 1, 2015 and the Petrojarl I on December 15, 2014.
Shuttle Tanker Segment
As at December 31, 2015, our shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, one shuttle tanked held for sale and one HiLoad DP unit, which is currently in lay-up. Of these 36 shuttle tankers, six were owned through 50%-owned subsidiaries, one through a 67%-owned subsidiary and three were chartered-in. The remaining vessels are owned 100% by us.

The following table presents the shuttle tanker segment’s operating results for 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same years. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the shuttle tanker segment:

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	541,792	577,064	(6.1)
Voyage expenses	(82,777)	(105,562)	(21.6)
Net revenues	459,015	471,502	(2.6)
Vessel operating expenses	(128,156)	(159,438)	(19.6)
Time-charter hire expenses	(51,088)	(31,090)	64.3
Depreciation and amortization	(106,190)	(110,686)	(4.1)
General and administrative (1)	(22,884)	(29,154)	(21.5)
(Write-down) and gain on sale of vessels	(65,101)	(1,638)	3,874.4
Restructuring (charge) recovery	(568)	225	(352.4)
Income from vessel operations	85,028	139,721	(39.1)
Calendar-Ship-Days
Owned Vessels	11,191	11,870	(5.7)
Chartered-in Vessels	1,128	802	40.6
Total	12,319	12,672	(2.8)

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

The average size of our chartered-in shuttle tanker fleet increased in 2015 compared to 2014, primarily due to the in-chartering of three tankers, the Jasmine Knutsen, the Heather Knutsen, and the Mattea for the East Coast of Canada contract, which commenced in June 2015, partially offset by redeliveries to their owners of the Grena Knutsen in June 2015 and the Karen Knutsen in January 2014, decreased spot in-chartering of shuttle tankers, and the replacement of the Mattea by one of our owned shuttle tankers in September 2015.

Net revenues. Net revenues decreased for 2015 compared to 2014, primarily due to:

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

•
an increase of $8.0 million in revenues from our contract of affreightment fleet due to higher average rates, an increase in rates as provided in certain contracts in our time-chartered-out fleet, and an increase in revenues from the commencement of new contracts in mid-2015;

•	an increase of $3.7 million due to higher average rates earned trading excess shuttle tanker capacity in the conventional tanker spot market, partially offset by fewer conventional tanker spot days;

•	an increase of $2.9 million due to fewer off-hire days in our time-chartered-out fleet; and

•	an increase of $1.7 million due to an increase in reimbursable bunker, crew and dry-docking expenses.

Vessel operating expenses. Vessel operating expenses decreased for 2015 compared to 2014, primarily due to:

•	a decrease of $14.3 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Euro and Brazilian Real;

•	a decrease of $6.0 million due to the sales of the Navion Norvegia and the Navion Svenita in October 2014 and March 2015, respectively;

•	a decrease of $4.9 million relating to the HiLoad DP unit mainly due to mobilization expenses incurred in 2014;

•	a decrease of $3.7 million due to the commencement of the FSO conversion of the Randgrid in June 2015; and

•
a decrease of $2.1 million due to a decrease in repairs and maintenance expenses compared to 2014 and a decrease in crew due to changes in crew composition, partially offset by an increase in crew training expenses.

Time-charter hire expenses. Time-charter hire expenses increased for 2015 compared to 2014, primarily due to:

•
an increase of $28.8 million due to the in-chartering of the three shuttle tankers for the East Coast of Canada contract, which commenced in June 2015 (one of the three shuttle tankers, the Mattea, was redelivered on August 31, 2015 and was replaced by one of our owned vessels); and

•
an increase of $2.4 million primarily due to the drydocking and offhire of the Sallie Knutsen during the first and second quarters of 2014 and the drydocking of the Aberdeen during the second quarter of 2014;

partially offset by

•	a decrease of $7.2 million due to the redelivery by us of the Karen Knutsen in January 2014 and the Grena Knutsen in June 2015;

•	a decrease of $2.5 million due to decreased spot in-chartering of shuttle tankers; and

•	a decrease of $1.3 million due to lower time-charter hire rates on the Aberdeen and an increase in off-hire during the third quarter of 2015.

Depreciation and amortization. Depreciation and amortization expense decreased for 2015 compared to 2014, primarily due to:

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

(Write-down) and gain on sale of vessels. (Write-down) and gain on sale of vessels was ($65.1) million for 2015 which consisted of a write-down of vessels of $66.7 million partially offset by a gain on sale of a vessel of $1.6 million. During 2015, the carrying values of seven of our 1990s-built shuttle tankers were written down to their estimated fair values using appraised values. Of the seven vessels, two of the vessels were written down during the first quarter of 2015 as a result of the expected sale of a vessel and a change in the operating plan of a vessel. In the fourth quarter of 2015, the write-down of five shuttle tankers, which have an average age of 17.5 years, was the result of changes in our expectations of their future opportunities, primarily due to their advanced age. While we expect four of the five vessels to continue to actively trade as shuttle tankers over the near-term and the fifth vessel to actively trade in the conventional tanker market, we anticipate fewer opportunities for alternative usage and increased age discrimination over time. In 2015, we sold a 1997-built shuttle tanker, the Navion Svenita, to a third party resulting in a gain on the sale of the vessel of $1.6 million.

(Write-down) and gain on sale of vessels was ($1.6) million for 2014 which consisted of a write-down of a vessel of $4.8 million partially offset by a gain on the sale of a vessel of $3.1 million. In the third quarter of 2014, the carrying value of one of our 1990s-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down was the result of the vessel charter contract expiring in early-2015 and the expected sale of the vessel. In October 2014, a 1995-built shuttle tanker, the Navion Norvegia, was sold to our 50/50 joint venture with OOG. The proceeds from the sale of the vessel were $13.4 million, which included $0.4 million for bunkers on-board at the time of sale. The net book value of the vessel at the time of sale was $6.8 million. As the vessel was sold to our 50/50 joint venture with OOG, we deferred 50% of the gain on sale of the vessel. The vessel is undergoing conversion to a new FPSO unit for the Libra field.

Restructuring (charge) recovery. Restructuring charge for 2015 was $0.6 million relating to a reduction in fleet size.

Restructuring recovery for 2014 was $0.2 million relating to a $0.8 million reimbursement received relating to the reorganization of our shuttle tanker marine operations, partially offset by a $0.6 million charge relating to the reflagging of one shuttle tanker.
FSO Segment
As at December 31, 2015, our FSO fleet consisted of six units that operated under fixed-rate time charters or fixed-rate bareboat charters, in which our ownership interests ranged from 89% to 100%, and one shuttle tanker, the Randgrid, currently undergoing conversion into an FSO unit, in which our ownership interest increased from 67% to 100% during 2015.

The following table presents the FSO segment’s operating results for 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same years. The following table also provides a summary of the changes in calendar-ship-days for the FSO segment:

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

Net revenues. Net revenues increased for 2015 compared to 2014, primarily due to:

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

Vessel operating expenses. Vessel operating expenses decreased for 2015 compared to 2014, primarily due to:

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

Depreciation and amortization. Depreciation and amortization expense increased for 2015 compared to 2014, primarily due the delivery of the Suksan Salamander FSO in August 2014 and an increase in drydock depreciation for the Navion Saga due its drydocking in the third quarter of 2014.
UMS Segment
As at December 31, 2015, our UMS fleet consisted of one operational unit, the Arendal Spirit, in which we own a 100% interest.

The following table presents the UMS segment’s operating results and calendar-ship-days for 2015 and 2014. We had no operations during 2014 and therefore no revenues or expenditures incurred for the segment for 2014, with the exception of acquisition costs presented as general and administrative expenses.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	28,334	-	100.0
Vessel operating expenses	(13,876)	-	100.0
Depreciation and amortization	(3,775)	-	100.0
General and administrative (1)	(4,109)	(622)	560.6
Write-down of vessel	(1,000)	-	100.0
Income (loss) from vessel operations	5,574	(622)	(996.1)
Calendar-Ship-Days
Owned Vessels	318	-	100.0

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
Towage Segment
As at December 31, 2015, our towage vessel fleet consisted of six long-distance towing and offshore installation vessels and four ultra-long distance towing and offshore installation vessel newbuildings. We own a 100% interest in each of the vessels in our towage fleet.

The following table presents the towage segment’s operating results for 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same years. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the towage segment. We did not operate any of these vessels during 2014 and our operating results for the segment in 2014 consisted mainly of general and administrative expenses of $4.3 million.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	40,112	523	7,569.6
Voyage expenses	(12,052)	(105)	11,378.1
Net revenues	28,060	418	6,612.9
Vessel operating expenses	(13,920)	-	100.0
Time-charter hire expenses	(662)	-	100.0
Depreciation and amortization	(8,362)	-	100.0
General and administrative (1)	(4,598)	(4,328)	6.2
Income (loss) from vessel operations	518	(3,910)	(113.2)
Calendar-Ship-Days
Owned Vessels	1,587	-	100.0
Chartered-in Vessels	19	-	100.0
Total	1,606	-	100.0

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

Conventional Tanker Segment
As at December 31, 2015, we owned 100% interests in two Aframax conventional crude oil tankers, the Kilimanajro Spirit, which operated under a fixed-rate time charter with Teekay Corporation, and the Fuji Spirit, which operated in the spot conventional tanker market. Both of these vessels were classified as held for sale as at December 31, 2015.

The following table presents the conventional tanker segment’s operating results for 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same years. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for the conventional tanker segment.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	30,230	33,566	(9.9)
Voyage expenses	(2,326)	(5,373)	(56.7)
Net revenues	27,904	28,193	(1.0)
Vessel operating expenses	(6,234)	(5,906)	5.6
Depreciation and amortization	(6,583)	(6,680)	(1.5)
General and administrative(1)	(1,062)	(2,136)	(50.3)
Write-down of vessels	(3,897)	—	100.0
Income from vessel operations	10,128	13,471	(24.8)
Calendar-Ship-Days
Owned Vessels	1,432	1,460	(1.9)

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

Net revenues. Net revenues decreased for 2015 compared to 2014, primarily due to:

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

Write-down of vessels. Write-down of vessels was $3.9 million for 2015. During 2015, the carrying values of the Kilimanjaro Spirit and Fuji Spirit were written down to their estimated fair values using appraised values. The write-downs were the result of the expected sales of these two vessels and both vessels were classified as held for sale on our consolidated balance sheet as of December 31, 2015.
Other Operating Results
General and administrative. General and administrative expenses increased to $72.6 million for 2015, from $67.5 million for 2014. The increase was due to business development fees to Teekay Corporation of $9.7 million, $2.2 million and $2.0 million, respectively, in connection with the acquisition of the Petrojarl Knarr FPSO unit, the six long-distance towing and offshore installation vessels, and the Arendal Spirit UMS recorded in the third quarter of 2015, the acquisition of the Petrojarl Knarr FPSO unit in July 2015, the acquisition of Logitel during the third quarter of 2014, the commencement of the charter contract of the Arendal Spirit in June 2015, the commencement of the East Coast of Canada contract in June 2015 and an increase in services provided to us from Teekay Corporation as a result of our growth, partially offset by a decrease due to the strengthening of the U.S. Dollar compared to the same periods in 2014, a $2.1 million business development fee paid to Teekay Corporation in relation to the acquisition of the Petrojarl I FPSO unit during the fourth quarter of 2014, a $1.6 million business development fee paid to Teekay Corporation in relation to the acquisition of ALP during the second quarter of 2014, a $1.0 million acquisition fee to a third party relating to the acquisition of ALP during the first quarter of 2014, a decrease in management fees relating to our FPSO fleet primarily from our focus on obtaining the final charter contract acceptance for the Voyageur Spirit FPSO unit in the first quarter of 2014 and a decrease in management fees relating to our shuttle tanker fleet primarily from cost saving initiatives.

Interest expense. Interest expense increased to $122.8 million for 2015 compared to $88.4 million for 2014, primarily due to:

•	an increase of $26.7 million due to our assumption of debt related to the acquisition of the Petrojarl Knarr FPSO unit;

•
an increase of $17.0 million due to the borrowings and loan costs relating to the Suksan Salamander FSO unit (which commenced operations during the third quarter of 2014), the six towing vessels (which delivered throughout 2015), the Arendal Spirit UMS (which commenced operations during the second quarter of 2015) and $300 million of senior unsecured bonds issued in May 2014; and

•	an increase of $1.1 million due to the ineffective portion of unrealized losses incurred on interest rate swaps designated as cash flow hedges during 2015 for the towage newbuildings;

partially offset by

•
a decrease of $7.0 million relating to lower interest expense on our NOK bonds as a result of the depreciation of the NOK against the U.S. Dollar and a decrease in NIBOR; however, this decrease was offset by an increase in realized losses on cross currency swaps related to our NOK senior unsecured bonds, which losses are included in foreign currency exchange losses;

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

During 2015 and 2014, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.8 billion and $1.7 billion, respectively, and average fixed rates of approximately 3.4% and 3.6%, respectively. Short-term variable benchmark interest rates during these periods were generally 0.8% or less and, as such, we incurred realized losses of $60.7 million and $55.6 million during 2015 and 2014, respectively, under the interest rate swap agreements.

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

The $70.0 million decrease in net realized and unrealized losses for 2015 was primarily due to higher current LIBOR interest rates compared to 2014, and a $87.8 million decrease in unrealized losses on interest rate swaps relating to a smaller decrease in long-term LIBOR benchmark interest rates as at December 31, 2015 relative to the beginning of 2015, compared to the decrease as at December 31, 2014 relative to the beginning of 2014, partially offset by a $10.9 million realized loss due to the early termination of an interest rate swap during 2015, a $5.2 million increase in realized losses on interest rate swaps due to a higher outstanding notional amount of interest rate swap agreements compared to 2014 and the transfer of previously recognized unrealized losses to realized losses on the interest rate swaps in 2015 related to actual cash settlements, and a $1.7 million net increase in realized and unrealized losses on foreign currency forward contracts due to a $11.9 million increase in realized losses on foreign currency forward contracts mainly due to the transfer of $10.2 million previously recognized unrealized losses to realized losses in 2015 related to actual cash settlements and from a stronger U.S. Dollar compared to 2014.

Please see Item 5 - Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized losses on derivative instruments.

Equity income. Equity income was $7.7 million for 2015 compared to $10.3 million for 2014. The decrease in equity income compared to 2014, was primarily due to an increase in unrealized losses on derivative instruments relating to our investment in the Libra FPSO joint venture, partially offset by a decrease in unrealized losses on derivative instruments relating to our investment in the Itajai FPSO joint venture, a decrease in vessel operating expenses in the Itajai FPSO joint venture mainly due to the strengthening of the U.S. Dollar against the Brazilian Real compared to 2014 and a bonus received during 2015 relating to unused maintenance days in the Itajai FPSO joint venture.

Foreign currency exchange loss. Foreign currency exchange losses were $17.5 million for 2015, compared to $16.1 million for 2014. Our foreign currency exchange losses are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated net monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated net monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2015, foreign currency exchange losses include realized losses of $10.1 million (2014 – losses of $2.0 million) and unrealized losses of $61.7 million (2014 – losses of $94.0 million) on the cross currency swaps, and unrealized gains of $61.2 million (2014 – gains of $86.0 million) on the revaluation of the Norwegian Kroner denominated debt. There were additional realized and unrealized foreign exchange losses of $6.8 million (2014 – losses of $6.2 million) on all other monetary assets and liabilities.

Income tax recovery (expense). Income tax recovery (expense) was $21.4 million for 2015 and ($2.2) million for 2014. The increase in deferred income tax recovery of $23.9 million for 2015 compared to 2014 was primarily due to the acquisition of the Petrojarl Knarr FPSO unit and the commencement of the East Coast of Canada contract during 2015, and the expected commencement of the Gina Krog FSO unit contract in mid-2017, from which we expect to utilize more of our Norwegian tax losses from the earnings anticipated from their contracts, as well as an expected increase in earnings from our existing fleet, which resulted in a decrease in our deferred tax asset valuation allowance and an increase in deferred income tax recovery.
Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with terms between three to ten years. Prior to the fourth quarter of 2015, the operating cash flow our vessels generated each quarter, excluding a reserve for maintenance capital expenditures and distributions on our preferred units, was generally paid out to our common unitholders within approximately 45 days after the end of each quarter. Global crude oil prices have significantly declined since mid-2014 and this decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. Based on upcoming equity capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with the uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe that it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015, we reduced our quarterly cash distributions per common unit to $0.11 per common unit, and our near-to-medium-term business strategy is primarily focused on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties.

In order to manage our unfunded capital expenditures and upcoming debt maturities, in addition to reducing our quarterly cash distributions to $0.11 per common unit, we completed the following series of initiatives during the second quarter of 2016:

•
obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six previously un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	extending $75 million of the outstanding principal amount of an existing revolving credit facility financing for the Petrojarl Varg FPSO unit until late-2017;

•
extending the majority of the principal maturity payments to late-2018 for two of our existing NOK senior unsecured bonds, previously due in January 2017 and January 2018, and agreeing to pay a portion of the outstanding principal amount of these bonds in October 2016, October 2017 and January 2018;

•
agreeing with Teekay Corporation to pay all distributions on our common units to Teekay Corporation, including distributions to our general partner, in common units, instead of cash, until our NOK bonds maturing in 2018 have been fully repaid;

•
extending to January 2019 the maturity date of $200 million in obligations owing to a subsidiary of Teekay Corporation under the terms of a subordinated promissory note, which bears interest at the rate of 10.0% per annum, one half of which will be paid in cash, and the other half of which will be paid in our common units or from the proceeds of the sale of equity securities;

•
issuing $200 million of equity, consisting of (i) $100 million of our 10.5% Series D Preferred Units (with a two-year option to pay quarterly distributions in common units rather than cash) plus 4.5 million common unit warrants with an exercise price of $4.55 per common unit and 2.25 million common unit warrants with an exercise price of $6.05 per common unit, and (ii) $100 million of common units at a price of $4.55 per unit;

•	cancelling, by our subsidiary Logitel, the shipbuilding contracts for the two remaining UMS newbuildings; and

•
amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extending and increasing the threshold of existing cross currency swaps related to our two NOK bonds that have been extended as part of these initiatives.

As part of completing the above financing initiatives, we agreed to convert $46 million of face value of the $250 million of Series C Preferred Units for approximately 8.3 million common units and the remaining approximately $204 million of outstanding Series C Preferred Units for approximately 8.5 million of our newly-issued 8.60% Series C-1 Preferred Units that also include a two-year option to pay quarterly distributions in the form of common units rather than cash. We agreed that, until we repay amounts outstanding under our NOK bonds maturing in 2018, we will only pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units in common units, except that, at any time with respect to the Series C-1 Preferred Units, and at any time after June 29, 2018 with respect to the Series D Preferred Units, we may pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units, respectively, in cash, if the amount of such cash distributions are matched or exceeded by the proceeds of additional equity raised by us in advance of, or within six months following, payment of the cash distributions. We also issued $31 million of common units during 2016 under our continuous offering program.

As part of the financing initiatives, Teekay Corporation provided financial guarantees to us for liabilities associated with the long-term debt financing relating to the East Coast of Canada newbuilding shuttle tankers and for certain of our interest rate swap and cross currency swap liabilities. The guarantees cover liabilities totaling up to $495 million and have been provided at no additional cost to us.

As at December 31, 2016, our total cash and cash equivalents were $227.4 million, compared to $258.5 million as at December 31, 2015. Our total liquidity, defined as cash, cash equivalents and undrawn long-term borrowings, was $260.7 million as at December 31, 2016, compared to $282.7 million as at December 31, 2015. The decrease in liquidity was primarily due to: the scheduled repayments or prepayments of outstanding term loans and NOK bonds; collateral posted on the Petrojarl I term loan; and payments for committed newbuildings and conversions (please read Item 18 - Financial Statements: Note 14. Commitments and Contingencies), partially offset by proceeds from the issuance and sale of Series D Preferred Units and common units as described above and as part of our continuous offering program; additional bank financings as described above; proceeds from the sale of the Navion Europa, Navion Torinita, Fuji Spirit and Kilimanjaro Spirit; and a decrease in collateral on cross currency swaps.

As at December 31, 2016, we had a working capital deficit of $398.0 million, compared to a working capital deficit of $504.5 million as at December 31, 2015. Accounts receivable decreased mainly due to the timing of collections. Vessels held for sale decreased due to the sale of the Navion Torinita, Fuji Spirit and Kilimanjaro Spirit during 2016 partially offset by the classification of the Navion Saga as held for sale as at December 31, 2016. Accrued liabilities increased mainly due to estimated potential damages relating to the cancellation of the two UMS newbuildings. The due to affiliates balance in current liabilities decreased mainly due to the refinancing of the $100 million convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Petrojarl Knarr FPSO unit, and a $100 million six-month loan made by Teekay Corporation to us, with a $200 million long-term subordinated promissory note issued to a subsidiary of Teekay Corporation by us, which matures in 2019. The current portion of derivative instruments in current liabilities decreased due to the amendment of terms of certain interest rate swaps to defer the counterparties’ early termination options and extend and increase the collateral threshold of existing cross currency swaps related to two of our NOK bonds, as described above, and an increase in long-term LIBOR benchmark rates during 2016 compared to 2015. The current portion of long-term debt increased mainly due to reclassifying one term loan maturing in the first half of 2017 to the current portion of long-term debt as at December 31, 2016, an increase in the current portion of long-term debt of an existing term loan as at December 31, 2016 compared to December 31, 2015, related to the refinancing of the existing debt facility and a portion of a NOK bond due in October 2017, the drawdown of existing term loans and revolving debt facilities to finance the installment payments on the four towing and offshore installation newbuildings, one of which delivered during September 2016, the Petrojarl I FPSO unit upgrades and the reclassification of a portion of the term loan relating to the Gina Krog FSO conversion to current portion of long-term debt, partially offset by the repayment of NOK 680 million of NOK bonds which matured and were paid in 2016 and other debt repayments and prepayments during 2016.

Our primary liquidity needs for 2017 and 2018 are to pay existing, committed capital expenditures, to make scheduled repayments of debt, to pay debt service costs, quarterly distributions on outstanding common and preferred units, operating expenses and dry docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and manage our working capital deficit. We anticipate that our primary sources of funds for 2017 and 2018 will be cash flows from operations, bank debt, equity and bond issuances and proceeds from the sale of partial interests in certain assets. As at December 31, 2016, our total future contractual obligations for vessels and newbuildings and committed conversions, including our 50% interest in the Libra FPSO conversion, were estimated to be $671 million, consisting of $600.4 million (2017) and $70.6 million (2018). Of this $671 million of future contractual obligations, we have pre-arranged financing in place of $436.8 million and a further $60.0 million held in escrow as funding for the Petrojarl I FPSO project, with a remaining requirement of $174.2 million, which mainly relates to 2017. We expect to manage these funding requirements from existing and expected liquidity.

Primarily as a result of the working capital deficit and committed capital expenditures, over the one-year period following the issuance of our 2016 consolidated financial statements we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our minimum liquidity requirements under our financial covenants. These anticipated sources of financing include refinancing debt facilities that mature during the one-year period, raising additional capital through equity issuances, increasing amounts available under existing debt facilities and entering into new debt facilities, negotiating extensions or redeployments of existing assets and the sale of partial interests of assets. We are actively pursuing the funding alternatives described above, which we consider probable of completion based on our history of being able to raise equity, refinance loan facilities for similar types of vessels, and indicative offers received from potential investors for partial interests in certain assets. We are in various stages of completion on these matters. Please refer to Item 18 - Financial Statements: Note 14k - Commitments and Contingencies.

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 8 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have two revolving credit facilities and five term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations performed by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request we either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at our option. As at December 31, 2016, these ratios were estimated to range from 120% to 433% and exceeded the minimum ratios required. The vessel values used in these ratios are the appraised values prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS, FPSO or FSO markets could negatively affect these ratios. In October 2016, December 2016, February 2017 and April 2017, the lenders for our loan relating to the Petrojarl I FPSO unit agreed to extend the availability date of the loan for successive periods of two months, as the loan was subject to a mandatory prepayment provision, initially in early October 2016, if the unit was not accepted at that time by the charterer. These interim extensions provide additional time for us to negotiate a revised schedule for the delivery of the unit and thereafter, amend the loan facility accordingly to reflect the revised delivery schedule. As at December 31, 2016, we had $60 million held in escrow to fund the final upgrade costs. As at December 31, 2016, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

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
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. Dollars)	2016	2015	2014
Net cash flow from operating activities	353,814	371,221	160,186
Net cash flow (used for) from financing activities	(105,145)	273,138	42,404
Net cash flow used for investing activities	(279,764)	(638,024)	(169,578)
Operating Cash Flows.
Net cash flow from operating activities decreased to $353.8 million for 2016, from $371.2 million for 2015, primarily due to the redelivery of the Petrojarl Varg FPSO unit during 2016, two shuttle tankers in 2016 and 2015, respectively, and the Navion Saga FSO unit during late-2016, as they completed their time-charter-out agreements, lower production and unused maintenance day bonuses on certain of our FPSO units during 2016, increased repairs and maintenance expenses on our shuttle tanker fleet, the expiration of a long-term shuttle tanker contract during 2015, the sale of a shuttle tanker and two conventional tankers during 2015, and two shuttle tankers and two conventional tankers, which were subsequently chartered-in by us, during 2016, the commencement of the FSO conversion of the Randgrid shuttle tanker during 2015, off hire of the Arendal Spirit UMS during 2016, lower rates and utilization for our towage fleet and an increase in interest expense from intercompany borrowings, partially offset by the acquisition of the Petrojarl Knarr FPSO unit during 2015, the unscheduled off-hire of the Piranema Spirit FPSO unit during 2015, the commencement of the charter contract for the Arendal Spirit during 2015, the acquisition of six towage vessels during 2015 and delivery of one newbuilding towage vessel during 2016, lower crew costs for our FPSO units, our shuttle tanker fleet and our FSO units, the commencement of the East Coast of Canada shuttle tanker contract in 2015, higher average rates and higher utilization from our shuttle tanker fleet, a decrease in general and administrative expenses and a decrease in realized losses on derivative instruments.

The increase in non-cash working capital items for 2016 compared to 2015 is primarily due to the timing of payments made to vendors and received from customers.

For a further discussion of changes in income statement items described above for our six reportable segments, please read “Results of Operations”.

Net cash flow from operating activities increased to $371.2 million for 2015, from $160.2 million for 2014, primarily due to the acquisition of the Petrojarl Knarr FPSO unit during 2015, the charterers final acceptance of the Voyageur Spirit FPSO unit during 2014 and a production bonus earned during 2015, whereas a production penalty was incurred on the unit during 2014, decreased repairs and maintenance expenses on certain of our FPSO units and our shuttle tanker fleet, the commencement of the East Coast of Canada shuttle tanker contract in 2015, higher average rates from our shuttle tanker fleet, lower operating expenses on the HiLoad DP unit due to mobilization expenses incurred during 2014, the redelivery of two in-chartered shuttle tankers in 2015 and 2014, respectively, the commencement of the bareboat charter contract for the Suksan Salamander FSO unit during 2014, the commencement of the charter contract for the Arendal Spirit during 2015, the acquisition of six towage vessels during 2015, and lower operating expenses due to the strengthening of the U.S. Dollar relative to the NOK, British Pound, Euro, Australian Dollar and Brazilian Real, partially offset by the unscheduled off-hire of the Piranema Spirit FPSO unit during 2015, the expiration of a long-term shuttle tanker contract during 2015, the redelivery of two shuttle tankers in 2015 and 2014, respectively, as they completed their time-charter-out agreements, the sale of a shuttle tanker and two conventional tankers during 2015, and one shuttle tanker during 2014, the commencement of the FSO conversion of the Randgrid shuttle tanker during 2015, an increase in general and administrative expenses, an increase in realized losses on derivative instruments and a decrease in dividends received from our investments in equity accounted joint ventures.

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

Financing Cash Flows

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt were $246.8 million in 2016, $639.4 million in 2015 and $915.9 million in 2014.

Net proceeds from the issuance of long-term debt decreased for 2016 from 2015, mainly due to the drawdown of five new debt facilities and one existing revolving credit facility and the issuance of $30 million senior bonds during 2015. We used the 2015 debt proceeds primarily to fund the final installment payment on the Arendal Spirit UMS, the delivery of six towing and offshore installation vessels, installment payments on the four towing and offshore installation newbuildings and upgrades on the Petrojarl I FPSO unit and the Gina Krog FSO unit conversion. The decrease was due to lower debt drawdowns in 2016 relating to one new term loan and three existing term loans, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers during 2016, and a prepayment on a revolving credit facility during 2015. We used the 2016 debt net proceeds primarily to fund the installment payments on the four towing and offshore installation newbuildings (including the final installment on the first towage newbuilding), three shuttle tanker newbuildings being constructed for the East Coast of Canada contract, upgrades on the Petrojarl I FPSO unit and the Gina Krog FSO unit conversion.

Net proceeds from the issuance of long-term debt decreased for 2015 from 2014, mainly due to proceeds from the issuance of NOK 1,000 million and $300.0 million unsecured bonds during 2014, which were used for general partnership purposes, and long-term debt issued to finance conversion costs for the Suksan Salamander in 2014, partially offset by the drawdown of five new debt facilities and one existing revolving credit facility and the issuance of $30 million senior bonds during 2015.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $434.3 million in 2016, $341.8 million in 2015 and $804.7 million in 2014. The increase during 2016 compared to 2015 was mainly due to the maturity of a NOK 500 million tranche and partial repayment of NOK 180 million of our senior unsecured bonds in January 2016 and October 2016, respectively. The decrease during 2015 compared to 2014 was mainly due to the maturity of two revolving debt facilities during 2014.

We purchased the Petrojarl Knarr FPSO unit from Teekay Corporation on July 1, 2015, as described in Item 18 - Financial Statements: Note 3 Dropdown Predecessor, for a cash payment of $112.7 million, net of $14.2 million of cash acquired.

In order to partially finance new acquisitions, we have issued common or preferred units to the public and to institutional investors. We raised net proceeds (including our general partner’s 2% proportionate capital contribution) of $228.9 million in 2016, $380.2 million in 2015 and $186.1 million in 2014.

During 2016, we issued 5.5 million common units under our continuous offering program for net proceeds of approximately $31.0 million, including the general partner’s 2% proportionate capital contribution of $0.6 million and net of approximately $0.8 million of offering costs. The net proceeds from the issuance of these common units were used for general partnership purposes.

In June 2016, we issued 22.0 million common units in a private placement for net proceeds of approximately $99.5 million, including the general partner's 2% proportionate capital contribution. We used the proceeds for general partnership purposes including the funding of existing newbuilding installments and capital conversion projects.

In June 2016, we issued 4.0 million of our 10.50% Series D Preferred Units to a group of investors for net proceeds of approximately $97.2 million. We also issued to these investors 4.5 million warrants with an exercise price equal to the closing price of our common units on June 16, 2016, or $4.55 per unit, and 2.25 million warrants with an exercise price at a 33% premium to the closing price of our common units on June 16, 2016, or $6.05 per unit. We used the proceeds for general partnership purposes including the funding of existing newbuilding installments and capital conversion projects.

In July 2015, we completed a private placement of $250 million of our 8.60% Series C Preferred Units for net proceeds of approximately $249.8 million. We used the net proceeds from the issuance to partially fund the acquisition of the Petrojarl Knarr FPSO unit from Teekay Corporation and to fund installments for the three shuttle tanker newbuildings being constructed to service the East Coast of Canada contract.

In April 2015, we completed a public offering of $125 million of our 8.5% Series B Preferred Units, raising net proceeds of approximately $120.8 million. The net proceeds from the issuance were used for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and vessel acquisitions.

In November 2014, we issued 6.7 million common units in a private placement for net proceeds of approximately $178.5 million, including the general partner's 2% proportionate capital contribution. We used the proceeds for general partnership purposes including the funding of vessel conversion projects and to finance the UMS and towage vessel newbuildings.

Cash distributions paid by our subsidiaries to non-controlling interests totaled $14.2 million in 2016, $23.6 million in 2015 and $27.9 million in 2014. Cash distributions paid by us to our common and preferred unitholders and our general partner totaled $78.6 million in 2016, $257.9 million in 2015 and $214.7 million in 2014. The decrease in distributions paid by our subsidiaries to non-controlling interests in 2016 from 2015 and in 2015 from 2014 was due to the timing of payments of cash distributions.

The decrease in distributions to our common and preferred unitholders and our general partner in 2016 from 2015 was attributed to a decrease in the quarterly distribution paid on our common units effective the fourth quarter of 2015 to $0.11 per common unit compared to $0.5384 per common unit paid during the first three quarters of 2015 and the issuance of 2.0 million common units for a total value of $10.2 million, as a payment-in-kind for the distributions on our Series C-1 and Series D Preferred Units and our common units and general partner interest held by subsidiaries of Teekay Corporation for the distribution made during the fourth quarter of 2016, partially offset by an increase in the number of preferred units resulting from the issuance of 5.0 million Series B Preferred Units in April 2015 and 10.4 million Series C Preferred Units issued in July 2015 until their conversion to Series C-1 preferred units or common units in June 2016.

The increase in distributions to our common and preferred unitholders and our general partner in 2015 from 2014 was attributed to an increase of $0.0216 per unit in our cash distribution to common unitholders for our distributions relating to the third quarter of 2015, and an increase in the number of common units resulting from 14.6 million common units issued during 2015, 6.9 million common units issued during 2014 and an increase in the number of preferred units resulting from the issuance of 5.0 million Series B preferred units in April 2015 and the 10.4 million Series C convertible preferred units issued in July 2015. The increase in the 2015 cash distribution coincided with our acquisition of the Knarr FPSO unit.

Subsequent to December 31, 2016, distributions of $16.6 million on our outstanding common units and general partner interest related to the fourth quarter of 2016 were declared of which $11.8 million relating to common units held by the public were paid in cash and $4.8 million relating to common units and the general partner interest held by a subsidiary of Teekay Corporation were paid with our common units on February 10, 2017. Subsequent to December 31, 2016, cash distributions of $5.4 million for our Series A and Series B Preferred Units relating to the fourth quarter of 2016 were declared and were paid on February 15, 2017. Subsequent to December 31, 2016, distributions of $7.0 million for our Series C-1 and Series D Preferred Units relating to the fourth quarter of 2016 were declared and were settled in common units on February 15, 2017.

Investing Cash Flows

During 2016, net cash flow used for investing activities was $279.8 million, primarily relating to $294.6 million of expenditures for vessels and equipment (including conversion costs on the Gina Krog FSO conversion, upgrade costs on the Petrojarl I FPSO unit, installment payments on the newbuilding towing and offshore installation vessels, partially offset by credits received relating to the Petrojarl Knarr FPSO unit), $54.9 million of investments in our joint ventures (including $58.2 million of cash investments partially offset by a $3.3 million construction credit received) and $0.1 million net investments in direct financing lease assets (including $6.4 million of investments in direct financing lease assets partially offset by $6.3 million received from leasing our direct financing lease assets to third parties), partially offset by $69.8 million from the sale of the Navion Torinita and Navion Europa shuttle tankers and the Fuji Spirit and Kilimanjaro Spirit conventional tankers.

During 2015, net cash flow used for investing activities was $638.0 million, primarily relating to expenditures for vessels and equipment (including the acquisition of six towing and offshore installation vessels delivered during 2015, the final installment on the Arendal Spirit UMS, conversion costs on the Gina Krog FSO conversion, upgrade costs on the Petrojarl I FPSO unit, the initial installment payments on three newbuilding shuttle tankers, installment payments on the four newbuilding towing and offshore installation vessels and various other vessel additions and installments) and investments in the Libra and Itajai FPSO joint ventures of $22.9 million, partially offset by proceeds of $30.4 million from the sale of SPT Explorer L.L.C. and Navigator Spirit L.L.C., $8.9 million from the sale of the Navion Svenita shuttle tanker, $5.2 million received as repayment of advances from our joint venture and scheduled lease payments of $5.0 million received from leasing our direct financing lease assets to third parties.

During 2014, net cash flow used for investing activities was $169.6 million, primarily relating to the expenditures for vessels and equipment (including installment payments on the four newbuilding towing and offshore installation vessels, conversion costs on the Gina Krog FSO conversion, installment payments on the UMS newbuildings and various other vessel additions), investments in our equity accounted joint ventures of $12.4 million, $5.2 million of advances to our joint ventures and a $2.3 million acquisition cost for 100% of the shares of ALP, partially offset by aggregate sales proceeds of $13.4 million from the sale of the Navion Norvegia shuttle tanker, scheduled lease payments of $5.1 million received from the leasing of our VOC emissions equipment and direct financing lease assets and a net cash inflow of $4.1 million due to $8.1 million cash received in connection with the acquisition of 100% of the shares of Logitel, offset by $4.0 million cash consideration paid.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2016:

	Total	2017	2018	2019	2020	2021	Beyond 2021
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Bond repayments (1)	300.0	—	—	300.0	—	—	—
Secured debt - scheduled repayments(1)	1,993.7	348.2	412.0	332.7	243.1	220.0	437.7
Secured debt - repayments on maturity	687.1	219.7	154.1	25.0	40.0	14.9	233.4
Subordinated promissory note - repayment on maturity (2)	200.0	—	—	200.0	—	—	—
Chartered-in vessels (operating leases)	122.3	69.7	35.4	17.2	—	—	—
Acquisition of vessels and newbuildings and committed conversion costs (3)	671.0	600.4	70.6	—	—	—	—
Norwegian Kroner-Denominated Obligations
Bond repayments (4)	256.9	20.8	120.4	115.7	—	—	—
Total contractual obligations	4,231	1,258.8	792.5	990.6	283.1	234.9	671.1

(1)
Excludes expected interest for U.S. Dollar-Denominated debt of $93.3 million (2017), $75.3 million (2018), $53.2 million (2019), $32.5 million (2020), $24.7 million (2021) and $34.0 million (beyond 2021). Expected interest payments for secured debts are based on existing interest rates (fixed-rate loans) and LIBOR as at December 31,2016, plus margins which ranged between 0.30% and 4.00% (variable-rate loans) as at December 31, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.

(2)
Consists of the repayment of the $200.0 million subordinated promissory note, issued to a subsidiary of Teekay Corporation effective July 1, 2016. The promissory note bears interest at an annual rate of 10.00% on the outstanding principal balance, one half of which will be paid in cash, and the other half of which will be paid in common units or from the proceeds of the sale of equity securities. Excludes maximum expected interest payments of $20.0 million (2017) and $20.0 million (2018).

(3)
Consists of the estimated remaining payments for the acquisition of three towing and offshore installation newbuildings, three shuttle tanker newbuildings, our 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit and the FSO conversion for the Randgrid shuttle tanker. Please read Item 18 – Financial Statements: Note 14 (a), (b), (d), (e), and (f) – Commitments and Contingencies. We have pre-arranged financing of approximately $436.8 million relating to our capital expenditure commitments.

(4)
Norwegian Kroner-denominated bond repayments are based on the foreign exchange rate as at December 31, 2016 and exclude the impact of the cross-currency swaps. Excludes expected interest payments of $15.1 million (2017), $14.3 million (2018), and $0.5 million (2019). Expected interest payments are based on NIBOR as at December 31,2016, plus margins which ranged between 4.25% and 5.75% as at December 31, 2016. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our Norwegian Kroner-denominated obligations.

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

Revenue Recognition

Description. A portion of our revenues are generated from voyages servicing contracts of affreightment and to a lesser extent, spot voyages. Within the shipping industry, the two methods used to account for revenues and expenses are the proportionate performance and the completed voyage methods. Most shipping companies, including us, use the proportionate performance method. For each method, voyages may be calculated on a load-to-discharge, load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. We recognize revenues from towage charters ratably in proportion to the stage of completion of a project, which is determined based on an assessment of the work performed. Revenues from FPSO service contracts are recognized as service is performed. Revenues from UMS contracts are recognized as the service is performed. We generally do not recognize revenues during days that a vessel is off hire.

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

The following table presents by segment, the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2016. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels employed on single-voyage, or spot charters, as well as those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. The table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would not necessarily represent vessels that would likely be impaired in the next 12 months. The recognition of impairment in the future for those vessels may primarily depend upon our decision to dispose of the vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimate of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract. The recognition of impairment in the future may be more likely for vessels that have estimated future undiscounted cash flow marginally greater than their respective carrying value.

(in thousands of U.S. Dollars, except number of vessels) Reportable Segment	Number of Vessels	Market Values(1) $	Carrying Values $
Shuttle Tanker Segment(2)	2	55,297	70,444
FSO Segment(2)	1	6,000	12,241
FPSO Segment(2)	1	244,000	244,188

(1)
Market values are determined using reference to second-hand market comparable values or using a depreciated replacement cost approach as at December 31, 2016. Since vessel values can be volatile, our estimates of market value may not be indicative of the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers, FSO and FPSO units may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

The estimated market values for shuttle tankers was based on second-hand market comparable values for conventional tankers of similar age and size, adjusted for shuttle tanker specific functionality. The estimated market value for the HiLoad DP unit, included in the shuttle tanker segment, in the table above was based on the present value of expected future cash flows given that there are no market comparable values for this unit. The estimated market value for the FSO and FPSO unit in the table above was based on second-hand market comparable values for similar vessels. Given the advanced age of these vessels, the estimated market values substantially reflect the price of steel and amount of steel in the vessel.

(2)	Undiscounted cash flows for these vessels are marginally greater than their carrying values.

Judgments and Uncertainties. Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Shuttle and conventional tankers are depreciated using an estimated useful life of 20 to 25 years commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessel for the estimated useful life. FPSO units are depreciated using an estimated useful life of 20 to 25 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. Some of our FPSO units have oil field specific equipment which is depreciated over the expected life of the oil field. The estimated useful life of our FPSO units is reassessed subsequent to a major upgrade being completed. FSO units are depreciated over the term of the contract. UMS’ are depreciated over an estimated useful life of 35 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. Towage vessels are depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and estimated scrap rates. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

Effective January 1, 2016, we changed the estimated useful lives of the unique shuttle tanker component of our shuttle tankers from 25 to 20 years based on the challenges that we have faced in utilizing this unique equipment during the current adverse market conditions in the energy sector and the other long-term factors associated with the global oil industry. In addition, for eight of our older shuttle tankers, we have changed the estimated useful life of the tanker component of the vessels from 25 to 20 years due to our outlook for the shuttle and conventional tanker market and based on our expected operating plans. Please read Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies.

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

Dry docking

Description. We dry dock each of our shuttle tankers, conventional oil tankers and towage vessels periodically for inspection, repairs and maintenance and for any modifications to comply with industry certification or governmental requirements. We may dry dock FSO units if we desire to qualify them for shipping classification. We capitalize a substantial portion of the costs we incur during dry docking and amortize those costs on a straight-line basis over the estimated useful life of the dry dock. We immediately expense costs for routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets.

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

As of December 31, 2016, the shuttle segment and the towage segment had goodwill attributable to them. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the section entitled “Forward-Looking Statements.”

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

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As at December 31, 2016, we had a valuation allowance of $78.4 million (2015 - $86.9 million).

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

The directors of our general partner oversee our operations. Effective February 1, 2017, our general partner has a Secretary but does not have any other officers. Instead, the Partnership and its wholly-owned subsidiary, Teekay Offshore Holdings L.L.C. (or Holdco), have entered into a services agreement with Teekay Offshore Group Ltd. (or the Service Provider), a subsidiary of Holdco.

Employees of certain subsidiaries of Teekay Corporation provide various services to us including in the case of our operating subsidiaries, substantially all of their managerial, operational and administrative services and other technical and advisory services, and in the case of the Partnership, various administrative services. Please see Item 7- Major Unitholders and Related Party Transactions.

Those individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its other affiliates. The various services agreements require the service providers to provide the services diligently and in a commercially reasonable manner.
Directors of Teekay Offshore GP L.L.C.
The following table provides information about the directors of our general partner, Teekay Offshore GP L.L.C., as at the date of this Annual Report. Directors are elected for one-year terms. The business address of each of our directors listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors and officers are as of December 31, 2016.

Name	Age	Position
C. Sean Day	67	Chairman (1)(2)
Kenneth Hvid	48	Director
David L. Lemmon	74	Director (1) (3)
Carl Mikael L.L. von Mentzer	72	Director (1) (3)
John J. Peacock	73	Director (1) (3)
Bill Utt	59	Director-elect (2)

(1)	Member of Corporate Governance Committee.

(2)	Mr. Sean Day is retiring as Chairman on June 15, 2017. He will remain on the Board of Directors. Mr. William P. Utt will succeed Mr. Day as Chairman of the Board effective June 15, 2017.

(3)	Member of Audit Committee and Conflicts Committee.

Certain biographical information about each of these individuals is set forth below.

C. Sean Day has served as director and Chairman of Teekay Offshore GP L.L.C. since it was formed in August 2006. Mr. Day has also served as Chairman of the Board of Teekay Corporation since September 1999. Effective June 15, 2017, Mr. Day will resign as Chairman of Teekay Offshore and Teekay Corporation, but he intends to continue to serve as a member of each of those boards. He served as Chairman of Teekay GP L.L.C. until 2015 and is currently a board member. He served as Chairman of Teekay Tankers from 2007 until 2013. From 1989 to 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to that, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation and Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, which owns Resolute Investments Ltd., Teekay Corporation’s largest shareholder, to oversee its investments, including that in the Teekay Corporation group of companies.

Kenneth Hvid was appointed President and CEO of Teekay Corporation on February 1, 2017, director of Teekay Tankers Ltd. on February 22, 2017 and has served as a director of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P., since 2011. He joined Teekay Corporation in 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the liquified natural gas business. He held that position until the beginning of 2006, when he was appointed President of the Teekay Navion Shuttle Tankers and Offshore division of Teekay Corporation. In that role he was responsible for Teekay Corporation's global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid served as Chief Strategy Officer and Executive Vice President of Teekay Corporation from 2011 to December 2015, as director of Teekay GP L.L.C. from 2011 to June 2015 and as President and CEO of Teekay Offshore Group Ltd., from May 2015 until January 31, 2017. Mr. Hvid has 28 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P.& I. (Bermuda) Ltd.

David L. Lemmon has served as a Director of Teekay Offshore GP L.L.C since December 2006. Mr. Lemmon served on the board of directors of Kirby Corporation, a position he held from April 2006, until April 29, 2014. Mr. Lemmon also serves on the board of directors of Deltic Timber Corporation, a position he has held since February of 2007. Mr. Lemmon was the President and Chief Executive Office of Colonial Pipeline Company from 1997 until his retirement in March of 2006. Prior to joining Colonial Pipeline Company, he served as President of Amoco Pipeline Company for seven years, as part of a career with Amoco Corporation that spanned 32 years. Mr. Lemmon has served as a member of the board of directors of the American Petroleum Institute, the National Council of Economic Education and the Battelle Energy Advisory Committee. He has served as a member of the Northwestern University Business Advisory Committee and as a guest faculty member at Northwestern University’s Kellogg Graduate School of Management.

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

John J. Peacock has served as a Director of Teekay Offshore GP L.L.C. since December 2006. Mr. Peacock retired in February 2007 from Fednav Limited, a Canadian ocean-going, dry-bulk shipowning and chartering group. Joining as Fednav’s Treasurer in 1979, he became Vice-President Finance in 1984 and joined the board of directors. In 1998, Mr. Peacock was appointed Executive Vice-President of Fednav and President and Chief Operating Officer of Fednav International Ltd., the Group’s principal operating subsidiary. Though retired, he continues to serve as a Director. Mr. Peacock has over 40 years of accounting experience, and prior to joining Fednav was a partner with Clarkson Gordon (now Ernst & Young) in Montreal, Canada.

Bill Utt will be joining the Teekay Offshore GP LLC board as director and Chairman on June 15, 2017. He joined the Teekay Corporation board on December 9, 2015 and will assume the role of Chairman on June 15, 2017. Mr. Utt brings over 31 years of engineering and energy industry experience to our board. From 2006 until his retirement in 2014, he served as Chairman, President and Chief Executive Officer of KBR Inc., a global engineering, construction and services company. From 1995 to 2006, Mr. Utt served as the President and CEO of SUEZ Energy North America and President and CEO of Tractebel’s North American energy businesses. Prior to 1995, he held non-executive senior management positions with CRSS, Inc., which was a developer and operator of independent power and industrial energy facilities prior to its merger with Tractebel in 1995. Mr. Utt also currently serves as Chairman of the board of directors at Cobalt International Energy and is a member of the board of directors for Brand Energy & Infrastructure Services, a Clayton, Dubilier & Rice, LLC portfolio company.

Our Management

Our general partner has a Secretary but does not have any other officers. On February 1, 2017, the Partnership and its wholly-owned subsidiary, Holdco, entered into a service agreement with the Service Provider, a subsidiary of Holdco. The following table presents certain information regarding the senior management team that is principally responsible for our operations and their positions with the Service Provider as at the date of this Annual Report:

Name	Age	Position
Ingvild Sæther	48	President and Chief Executive Officer, Teekay Offshore Group Ltd. - effective February 1, 2017
David Wong	46	Chief Financial Officer, Teekay Offshore Group Ltd. - effective May 2015
Edith Robinson	52	Secretary, Teekay Offshore GP LLC

Ingvild Sæther was appointed President and CEO of Service Provider effective from February 1, 2017. Ms. Sæther was previously an Executive Committee Member and President of Teekay Offshore Logistics of Service Provider since March 2016. She joined Teekay in 2002 as a result of Teekay’s acquisition of Navion AS from Statoil ASA. Ms. Sæther held various management positions in Teekay’s conventional tanker business until 2007, when she assumed the commercial responsibility for Teekay’s shuttle tanker activities in the North Sea. Effective April 1, 2011, Ms. Sæther assumed the position of President, Teekay Offshore Logistics, responsible for our global shuttle tanker business as well as initiatives in the floating storage and off take business and related offshore activities. Ingvild Sæther has more than 25 years of experience from the shipping and offshore sector, and has been engaged in various boards and associations related to the industry.

David Wong was appointed Chief Financial Officer of Service Provider in May 2015. He joined Teekay Corporation in 2009 and has served in a number of financial positions including MLP Controller and Vice President, Accounting. Mr. Wong also served from 2011 to 2014 on the board of Vancouver City Savings Credit Union. Prior to joining Teekay, Mr. Wong worked for 13 years at BC Hydro, Canada’s third largest electric utility, in various financial positions including Chief Accounting Officer and CFO and VP Finance of Powerex Corp., the energy trading and marketing subsidiary of BC Hydro. Mr. Wong is a Canadian Chartered Professional Accountant.
Edith Robinson was appointed as the Secretary of Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P., in September 2014 and also currently serves as an Associate General Counsel for Teekay Corporation. Ms. Robinson joined Teekay Corporation in 2014. She was appointed Secretary of Service Provider in May of 2015. Prior to joining Teekay Corporation, Ms. Robinson served as the General Counsel for a utility group in Bermuda. She has over twenty years of legal experience and is qualified to practice law in Bermuda, Ontario Canada, and England. Ms. Robinson has an MBA from Cornell University in addition to her legal qualifications.

B.	Compensation
Executive Compensation
During 2016, Peter Evensen, the then Chief Executive Officer and Chief Financial Officer of our general partner, was an employee of a subsidiary of Teekay Corporation. His compensation (other than any awards under the long-term incentive plan described below) was set by the Teekay Corporation subsidiary, and we reimburse the Teekay Corporation subsidiary for the time he spent on our partnership matters. Peter Evensen retired as an executive officer of our general partner effective January 31, 2017. Our general partner did not appoint any executive officers to replace Mr. Evensen. Instead, the Partnership entered into a service agreement pursuant to which the Service Provider (an indirect subsidiary of the Partnership) provides the Partnership and Holdco with the services of its CEO, Ingvild Saether and its CFO, David Wong.

During 2016, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of the officers of the general partner incurred on our behalf excluding any long-term incentive plan awards issued directly by the Partnership as described below, was $3.8 million, which includes a one-time compensation cost associated with the retirement of the former Chief Executive Officer and Chief Financial Officer of our general partner. The amounts were paid primarily in U.S. Dollars or in Canadian Dollars, but are reported here in U.S. Dollars using an average exchange rate of 1.32 Canadian Dollars for each U.S. Dollar for 2016. Teekay Corporation’s annual bonus plan, in which each of the Officers participates, considers both company performance and team performance.
Compensation of Directors
Employees of a subsidiary of Teekay Corporation who also serve as directors of our general partner do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. During 2016, each non-employee director, other than the Chair, received a director fee of $50,000 for the year and an award of common units with an aggregate maximum value of approximately $70,000 for the year. The Chair received a director fee of $50,000 and an additional annual fee of $37,500 for the year and an award of common units with a value of approximately $87,500 for the year. In addition, members of the audit, conflicts and corporate governance committees each received an additional committee fee of $5,000 for the year, and the chairs of each committee received an additional fee of $12,000 for the year for serving in that role. In addition, each director was reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2016, the four non-employee directors received, in the aggregate, $308,500 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. For the year ended December 31, 2016, an aggregate of 76,084 common units, with a grant date fair value of $0.3 million, based on our closing unit price on the grant date, were granted and issued to the non-employee directors of the general partner as part of their annual compensation for 2016.
2006 Long-Term Incentive Plan
Our general partner adopted the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. In March 2016, our general partner awarded 601,368 restricted units to certain employees of its affiliates who provide services to our business with a grant date fair value of $2.4 million, based on our closing unit price on the grant date. Each restricted unit is equal in value to one unit of our common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest evenly over a three year period from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted units is paid to each grantee in the form of common units or cash.

C.	Board Practices
Teekay Offshore GP L.L.C., our general partner, manages our operations and activities. Unitholders generally are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

As at December 31, 2016, our general partner’s Board of Directors (or the Board) consisted of six members. It currently consists of five directors, but William Utt will be joining the Teekay Offshore GP LLC board as director and Chairman on June 15, 2017, bringing the total number of directors back up to six. Directors are appointed to serve until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised solely of independent members, and operates under a written charter adopted by the Board. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Investors – Teekay Offshore Partners L.P. - Governance” from the home page of our web site at www.teekay.com. During 2016, the Board held five meetings. Each director attended all Board meetings. The members of the Audit Committee, the Conflicts Committee and the Corporate Governance Committee attended all meetings.

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
Crewing and Staff
As of December 31, 2016, 1,328 seagoing staff served on our vessels, compared to approximately 1,400 seagoing staff as of December 31, 2015 and approximately 1,600 seagoing staff as of December 31, 2014. Certain subsidiaries of Teekay Corporation employ the crew, who serve on the vessels pursuant to agreements with the subsidiaries. As of December 31, 2016, approximately 156 staff served on shore in technical, commercial and administrative roles in Norway, Brazil and Singapore, compared to approximately 166 staff in Norway, Brazil and Singapore as of December 31, 2015 and approximately 149 staff in Norway, Brazil and Singapore as of December 31, 2014. Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please see Item 7 – Major Unitholders and Related Party transactions – Certain Relationships and Related Party Transactions.

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
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2016, of our units by all the Partnership's current directors and officers of our general partner as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units that the person has the right to acquire as of March 1, 2017 (60 days after December 31, 2016) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned(3)
All directors and officers as a group (6 persons) (1) (2)	368,670	0.25%

(1)
Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the directors of our general partner, C. Sean Day and Kenneth Hvid. Kenneth Hvid is President and Chief Executive Officer of Teekay Corporation and is a Director of Teekay Offshore GP L.L.C. Please read Item 7: Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for more detail.

(2)	Each director, executive officer and key employee beneficially owns less than 1% of the outstanding units.

(3)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.

Item 7.	Major Unitholders and Related Party Transactions

A.	Major Unitholders
The following table sets forth the beneficial ownership, as of December 31, 2016, of our units by each person we know to beneficially own more than 5% of the outstanding common units. The number of common units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of March 1, 2017 (60 days after December 31, 2016) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table:

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned
Teekay Corporation (1)	40,589,218	27.5%
Advisory Research Inc. (2)	18,539,198	12.6%
MTP Energy Fund Ltd. (3)	16,613,106	12.6%
FMR LLC (4)	13,278,697	9.0%

____________________________

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.

(2)
Includes sole voting power of Advisory Research Inc. as to 18,511,813 units and sole dispositive power of Advisory Research as to 18,539,198 units, and shared voting power and shared dispositive power by Piper Jaffray Companies with respect to such same units. This information is based on the Schedule 13G filed by this group with the SEC on February 13, 2017.

(3)
Includes shared voting power and shared dispositive power of MTP Energy Management LLC, Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova Management LLC and Alec N. Litowitz as to 16,613,106 units. This includes 633,498 units held for account of MTP EOF II IP LLC, 518,654 units held for the account of MTP Energy Opportunities Fund LLC, 3,812,098 units held for the account of MTP Energy Opportunities Fund II LLC and 11,648,856 units held for the accounts of MTP Energy Fund. This information is based on the Schedule 13G filed by this group with the SEC on February 14, 2017.

(4)	Includes sole dispositive power of FMR LLC as to 13,278,697 units. This information is based on the Schedule 13G filed by this entity with the SEC on February 14, 2017.

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B.	Certain Relationships and Related Party Transactions

(a)
C. Sean Day is the Chairman of our general partner, Teekay Offshore GP L.L.C. He also is the Chairman of Teekay Corporation, and board member of Teekay GP L.L.C., the general partner of Teekay LNG. Mr. Day will be succeeded by Mr. William Utt mid-June 2017, who will take over the role of Chairman for both Teekay Offshore GP L.L.C. and Teekay Corporation. Mr. Day will remain as a board member for both entities.

Peter Evensen was the President and Chief Executive Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay Offshore GP L.L.C. and Teekay GP L.L.C., and a Director of Teekay Corporation, Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Tankers Ltd. through January 31, 2017.

Because Mr. Evensen was an employee of a subsidiary of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan) was set and paid by the Teekay Corporation subsidiary. Pursuant to our partnership agreement, we have agreed to reimburse Teekay Corporation for time spent by Mr. Evensen on our partnership matters.

Kenneth Hvid is a Director of Teekay Offshore GP L.L.C. Mr. Hvid was also Executive Vice President and Chief Strategy Officer of Teekay Corporation until December 2015. He was appointed President and Chief Executive Officer of Teekay Corporation effective on February 1, 2017.

On February 1, 2017, the Partnership and its wholly-owned subsidiary, Holdco, entered into a service agreement with the Service Provider, a management services company that is a subsidiary of Holdco. The Service Provider provides services using persons employed by various subsidiaries of Teekay Corporation, including the services of Ingvild Sæther, the President and CEO of Service Provider, and David Wong, the CFO of Service Provider. In addition, we have entered into various service agreements with certain direct and indirect subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us various services including, in the case of the operating subsidiaries, substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services, and in the case of Teekay Offshore Partners LP, various administrative services. Because Ms. Sæther and Mr. Wong and the other persons providing services to the Partnership and its subsidiaries are employees of various subsidiaries of Teekay Corporation, their compensation (other than any awards under the long-term incentive plan) is set and paid by the Teekay Corporation subsidiary that employs them. Pursuant to our agreements with Teekay Corporation and its subsidiaries, we have agreed to reimburse Teekay Corporation for time spent by such persons on providing services to the Partnership and our subsidiaries.

(b)
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

Rights of First Offer on Conventional Tankers, LNG Carriers and Offshore Vessels. Under the omnibus agreement, we have granted to Teekay Corporation and Teekay LNG a 30-day right of first offer on certain (a) sales, transfers or other dispositions of any Aframax tankers, in the case of Teekay Corporation, or certain LNG carriers in the case of Teekay LNG, or (b) re-charterings of any Aframax tankers or LNG carriers pursuant to a time charter or contract of affreightment with a term of at least three years if the existing charter expires or is terminated early. Likewise, each of Teekay Corporation and Teekay LNG has granted a similar right of first offer to us for any Offshore Vessels it might own that, at the time of the proposed offer, is subject to a time charter or contract of affreightment with a remaining term, excluding extension options, of at least three years. These rights of first offer do not apply to certain transactions.

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

Please read Item 18. – Financial Statements: Note 14 – Commitments and Contingencies for a description of the claims made against us.
Cash Distribution Policy
Rationale for Our Cash Distribution Policy

Our general cash distribution policy reflects a basic judgment that our common unitholders are better served by our distributing our available cash (as defined in our partnership agreement and after deducting expenses, including estimated maintenance capital expenditures and reserves) rather than our retaining it. However, in December 2015, commencing with our distribution on common units relating to the fourth quarter of 2015, we reduced the amount of our quarterly cash distributions per common unit. Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, the board of directors of our general partner believes it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, we reduced our quarterly distributions on our common units. This reduction in the amount of common unit distributions to establish cash reserves for these purposes is consistent with our cash distribution policy, and the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance capital expenditures and reserves, including reserves for future capital expenditures and for anticipated future credit needs).
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

•
Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to unitholders to the extent that at the time of the distribution, after giving effect to the distribution, all of our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

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

Incentive Distribution Rights
Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from our operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution to our common unitholders and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distributions rights to a third party prior to December 31, 2016. After December 31, 2016, our general partner may transfer any or all of its incentive distribution rights without the approval of the common unitholders.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the common unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the common unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the common unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest and assumes the general partner has contributed any capital necessary to maintain its 2.0% general partner interest and has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	Up to $0.4025	98%	2%
Second Target Distribution	Above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	Above $0.4375 up to $0.525	75%	25%
Thereafter	Above $0.525	50%	50%

During 2016, and the fourth quarter of 2015, cash distributions were below $0.35 per common unit. Consequently, the increasing percentages were not used to calculate the general partner’s interest in net income for the purposes of the net income per common unit calculation for these periods.

Cash distributions exceeded $0.4025 per common unit for the first three quarters of 2015 and for 2014 and therefore, increasing percentages were used to calculate the general partner’s interest in net income for the purposes of the net income per common unit calculation for these periods.

Significant Changes

Not applicable.

Item 9.	The Offer and Listing
Our common units are traded on the NYSE under the symbol “TOO”. The following table sets forth the high and low sales prices for our common units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
High	$7.25	$26.73	$37.46	$36.09	$30.14
Low	$2.30	$3.68	$20.61	$26.17	$24.55

Quarter Ended	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015	Mar. 31, 2015
High	$6.30	$6.69	$6.69	$7.25	$6.68	$17.3	$20.38	$24.72	$26.73
Low	$4.70	$4.74	$4.95	$4.06	$2.30	$3.68	$13.74	$19.21	$18.91

Month Ended	Mar. 31, 2017	Feb. 28, 2017	Jan. 31, 2017	Dec. 31, 2016	Nov. 30, 2016	Oct. 31, 2016	Sep. 30, 2016
High	$5.39	$6.16	$6.30	$5.64	$6.12	$6.69	$6.69
Low	$4.70	$4.91	$5.14	$4.74	$4.97	$5.91	$5.05

Our Series A Preferred Units are traded on the NYSE under the symbol “TOO-PA”. The following table sets forth the high and low sales prices for our Series A Preferred Units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013(1)
High	$21.48	$24.00	$26.83	$26.46
Low	$8.02	$11.70	$21.85	$24.01

Quarter Ended	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015	Mar. 31, 2015
High	$21.94	$21.43	$21.48	$20.70	$16.84	$20.15	$21.44	$23.41	$24.00
Low	$18.52	$17.00	$19.36	$14.88	$8.02	$11.70	$15.68	$20.12	$22.07

Month Ended	Mar. 31, 2017	Feb. 28, 2017	Jan. 31, 2017	Dec. 31, 2016	Nov. 30, 2016	Oct. 31, 2016	Sep. 30, 2016
High	$20.64	$21.20	$21.94	$20.29	$21.25	$21.43	$21.48
Low	$18.75	$20.00	$18.52	$18.25	$17.00	$19.55	$19.36

(1)	Period from May 2, 2013 through December 31, 2013.

Our Series B Preferred Units are traded on the NYSE under the symbol “TOO-PB”. The following table sets forth the high and low sales prices for our Series B Preferred Units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31, 2016	Dec. 31, 2015(1)
High	$23.09	$25.05
Low	$9.08	$12.31

Quarter Ended	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015(2)
High	$23.20	$22.74	$23.09	$22.24	$18.20	$21.83	$24.32	$25.05
Low	$20.05	$18.97	$20.75	$16.12	$9.08	$12.31	$17.02	$22.82

Month Ended	Mar. 31, 2017	Feb. 28, 2017	Jan. 31, 2017	Dec. 31, 2016	Nov. 30, 2016	Oct. 31, 2016	Sep. 30, 2016
High	$22.59	$23.20	$23.01	$21.18	$22.44	$22.74	$22.83
Low	$21.51	$21.87	$20.05	$19.53	$18.97	$20.86	$21.36

(1)	Period from April 14, 2015 through December 31, 2015.

(2)	Period from April 14, 2015 through June 30, 2015.

Our 6.00% Notes due 2019 are traded on the NYSE under the trading number “EK289435”. The following table sets forth the high and low sales prices for our 6.00% Notes due 2019 on the NYSE for each of the periods indicated:

Year Ended	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014(1)
High	$92.10	$94.50	$103.47
Low	$39.60	$50.50	$88.75

Quarter Ended	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015	Mar. 31, 2015
High	$96.10	$92.10	$87.11	$85.87	$69.85	$87.14	$93.00	$93.99	$94.50
Low	$83.25	$79.75	$79.25	$62.50	$39.60	$50.50	$68.90	$86.50	$87.20

Month Ended	Mar. 31, 2017	Feb. 28, 2017	Jan. 31, 2017	Dec. 31, 2016	Nov. 30, 2016	Oct. 31, 2016	Sep. 30, 2016
High	$94.11	$95.23	$96.10	$92.10	$87.29	$88.90	$87.11
Low	$83.25	$88.91	$83.43	$81.50	$79.75	$80.00	$79.83

(1)	Period from May 23, 2014 through December 31, 2014.

Item 10.	Additional Information
Memorandum and Articles of Association
The information required to be disclosed under Item 10B is incorporated by reference to Amendment No.5 to our Registration Statement on Form 8-A/A filed with the SEC on July 29,2016.
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

b)
We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide administrative services to the Partnership and administrative, advisory, technical, strategic consulting services, business development and ship management services to operating subsidiaries for a reasonable fee that includes reimbursement of their direct and indirect expenses incurred in providing these services. Please read Item 7 – Major Unitholders and Related Party Transactions – Certain Relationships and Related Party Transactions for a summary of certain contract terms.

c)	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. Please read Item 6 – Directors, Senior Management and Employees – 2006 Long-term Incentive Plan for a summary of certain plan terms.

d)	Agreement, dated July 31, 2015, for a U.S. $803,711,787 term loan due 2027, among OOGTK Libra GmbH & Co KG, ABN AMRO Bank N.V. and various other banks.
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

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our units should consult their tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our units.

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

Subject to holding period requirements and certain other limitations, dividends received with respect to our publicly-traded units by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below) Any dividends received with respect to our units not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10% of a common stockholder’s, or 5% of a preferred stockholder’s adjusted tax basis (or fair market value in certain circumstances) in such stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a stockholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our units that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders currently are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our units.
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

Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder who makes a timely QEF election (an Electing Holder), must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in our units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

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
U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.
U.S. Return Disclosure Requirements for U.S. Individual Holders
U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our units under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file Form 8938. U.S. Individual Holders are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement.
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
Information Reporting and Backup Withholding
In general, payments of distributions with respect to, or the proceeds of a disposition of our units to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

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
Non-United States Tax Consequences
Marshall Islands Tax Consequences. Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to our initial public offering and follow-on offerings was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of the Marshall Islands on distributions, including upon a return of capital, made to unitholders, so long as such persons are not citizens of and do not reside in, maintain offices in, nor engage in business or transactions in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of our common units.

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

Teekay Offshore Partners L.P. is considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by Teekay Offshore Partners L.P. to the U.S. Resident Holder in respect of such U.S. Resident Holder’s units, provided that (a) Teekay Offshore Partners L.P. does not carry on business in Canada for purposes of the Canada Tax Act and (b) such U.S. Resident Holder does not hold such units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

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

We believe that the activities and affairs of Teekay Offshore Partners L.P. are conducted in such a manner that Teekay Offshore Partners L.P. is not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of our units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is a non-resident of Canada) and Service Provider (an indirect subsidiary of Teekay Offshore Partners L.P. that is a non-resident of Canada) provide certain services to Teekay Offshore Partners L.P. and obtain some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in Teekay Offshore Partners L.P. being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and, subject to any relief provided under the Canada-U.S. Treaty, would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by Teekay Offshore Partners L.P. in Canada. The Canada-U.S. Treaty contains a treaty benefit denial rule which may have the effect of denying relief thereunder from Canadian taxation to U.S. Resident Holders in respect of any income attributable to a business carried on by us in Canada.

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

The tables below provide information about financial instruments as at December 31, 2016 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	2017	2018	2019	2020	2021	There- after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.)(2)	555.2	540.8	330.4	257.3	205.4	566.8	2,455.9	2,328.6	3.0%
Variable Rate (NOK)(3)	20.8	120.4	115.7	—	—	—	256.9	228.1	6.1%
Fixed Rate Debt ($U.S.)(4)	12.7	25.3	527.3	25.8	29.5	104.3	724.9	668.7	6.6%
Interest Rate Swaps:
Contract Amount (5)(6)	220.3	229.0	406.0	459.9	37.4	622.4	1,975.0	203.1	3.3%
Average Fixed Pay Rate(2)	1.8%	1.8%	4.3%	2.9%	2.4%	4.3%	3.3%
 __________________________

(1)
Rate relating to long-term debt refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt. Rate relating to interest rate swaps refers to the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of December 31, 2016 ranged between 0.30% and 4.00% based on LIBOR and between 4.25% and 5.75% based on NIBOR.

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

(4)	Includes amounts related to a subordinated promissory note owing to a subsidiary of Teekay Corporation.

(5)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(6)
Includes six interest rate swaps, which as at December 31, 2016, had a total notional amount of $759.5 million and a total fair value liability of $181.8 million. In the second quarter of 2016, the early termination provisions of these interest rate swaps were extended from the second half of 2016 through the second half of 2017 to early-to-mid-2019.

Foreign Currency Fluctuation Risk
Our functional currency is the U.S. Dollar because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses, general and administrative expenses and a portion of our capital conversion and upgrade projects in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollar, Brazilian Real, British Pound, Euro and Singapore Dollar. For the years ended December 31, 2016 and 2015, approximately 38.3% and 37.8%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge these currency fluctuation risks in the future. At December 31, 2016, we were committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Average Forward Rate(1)	Expected Maturity		Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge
			2017	2018
			(in thousands of U.S. Dollars)
Norwegian Kroner	390,000	8.35	38,859	7,829	(1,482)
Euro	13,750	0.92	14,879	—	(304)
			53,738	7,829	(1,786)

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 18 – Financial Statements: Note 12 – Derivative Instruments.

As at December 31, 2016, we were committed to the following cross currency swaps:

Principal Amount NOK(thousands)	Principal Amount USD(thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability)	Remaining Term (years)
		Reference Rate	Margin
420,000 (1)(2)	70,946	NIBOR	5.75%	8.84%	(25,821)	1.9
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(56,272)	2.0
1,000,000	162,200	NIBOR	4.25%	7.45%	(55,286)	2.1
					(137,379)

(1)	Notional amount reduces equally with NOK bond repayments.

(2)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million.

(3)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million.

Commodity Price Risk
We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at December 31, 2016, we were not committed to any bunker fuel swap contracts.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of Service Provider. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer of Service Provider concluded that our disclosure controls and procedures are effective as of December 31, 2016.

The Chief Executive Officer and Chief Financial Officer of Service Provider do not expect that our disclosure controls or internal controls will prevent all errors and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining for us adequate internal controls over financial reporting.

Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting include those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and the directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2016.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

During the year ended December 31, 2016, we completed the global implementation of an accounting system designed to improve the effectiveness and efficiency of our accounting and financial reporting processes. This accounting system was previously implemented in certain regions during 2012. Although this implementation changed certain specific activities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2016, that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

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
Our principal accountant for 2016 and 2015 was KPMG LLP, Chartered Professional Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP for 2016 and 2015.

	2016	2015
	(in thousands of U.S. Dollars)
Audit Fees (1)	$1,136	$1,033
Tax Fees (2)	23	23
Total	$1,159	$1,056

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

(2)	For 2016 and 2015, tax fees relate primarily to corporate tax compliance fees.

The Audit Committee of our general partner’s board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2016.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable

Item 16G.	Corporate Governance
As a foreign private issuer, we are not required to obtain unitholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common units or voting power in a transaction.

There are no other significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing requirements of the New York Stock Exchange.

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

Item 19.	Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P. (1)
1.2	Fifth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)
1.3	Certificate of Formation of Teekay Offshore GP L.L.C. (1)
1.4	Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (1)
1.5	Certificate of Limited Partnership of Teekay Offshore Operating L.P. (1)
1.6	Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating L.P. (1)
1.7	Certificate of Formation of Teekay Offshore Operating GP L.L.C. (1)
1.8	Amended and Restated Limited Liability Company Agreement of Teekay Offshore Operating GP L.L.C. (1)
2.1
Agreement, dated August 18, 2016, between Teekay Offshore Partners L.P. and Citigroup Global Markets Inc. to offer and sell common units having an aggregate offering price of up to $100,000,000 under the Continuous Offering Program. (16)

2.2	Agreement, dated September 10, 2013, between Teekay Shuttle Tanker Finance L.L.C. and Wells Fargo for senior secured bonds $174,150,000 due 2023. (7)
2.3
Agreement, dated January 30, 2014, for NOK 1,000,000,000 Senior Unsecured Bonds due January 2019, between Teekay Offshore Partners L.P. and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.25% per annum. (10)

2.4	Indentures, dated May 30 2014, for U.S. $300,000,000 Senior Unsecured Bonds due July 2019 in the U.S. bond market, between Teekay Offshore Partners L.P. and The Bank of New York Mellon. (8)
2.5	First Supplemental Indenture, dated as of May 30, 2014, among Teekay Offshore Partners L.P., Teekay Offshore Finance Corp. and The Bank of New York Mellon, as trustee. (8)
2.6	Agreement, dated October 14, 2014, for a U.S. $330,000,000 Revolving Credit Facility between Teekay Offshore Partners L.P., Den Norske Bank Capital LLC and various other banks. (10)
2.7	Purchase Agreement, dated April 6, 2015 for Knarr L.L.C. and Teekay Knarr AS, between Teekay Corporation and Teekay Offshore Partners L.P. (11)
2.8
Agreement, dated February 2, 2015, among Logitel Offshore Rig I Pte.Ltd. and Citibank N.A., London Branch for a U.S. $150,000,000 term loan, of which U.S. $117,000,000 is due 2025 and U.S. $33,000,000 is due 2021. (13)

2.9
Agreement, dated February 6, 2015, among ALP Forward B.V., ALP Ace B.V., ALP Centre B.V., ALP Guard B.V., ALP Winger B.V. and ALP Ippon B.V. and Credit Suisse AG, for a U.S. $150,000,000 term loan due 2023. (13)

2.10	Agreement, dated June 29, 2015, among Petrojarl I L.L.C. and ABN AMRO CAPITAL USA LLC for a U.S. $180,000,000 term loan due 2021. (13)
2.11	Agreement, dated July 31, 2015, among OOGTK Libra GmbH & Co KG, ABN AMRO Bank N.V. and various other banks for a U.S. $803,711,786.92 term loan due 2027. (13)
2.12
Agreement, dated February 24, 2014 among Knarr L.L.C., Citibank, N.A. and others, for a U.S. $815,000,000 Secure Term Loan Facility Agreement, of which $614,944,162 is due through 2026, $120,000,000 is due through 2024 and $80,055,838 is due through 2020. (14)

4.1	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. (1)
4.2	Amended and Restated Omnibus Agreement. (1)
4.3	Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Shipping Limited. (3)
4.4	Advisory, Technical and Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Shipping Limited. (3)
4.5	Administrative Services Agreement between Teekay Offshore Partners L.P. and Teekay Shipping Limited. (3)

4.6	Agreement, dated March 8, 2011, between Teekay Holdings Limited and Teekay Offshore Partners L.P., relating to the purchase of limited partner interests of Teekay Offshore Operating L.P. (4)
4.7	Business Development Services Agreement between Teekay Offshore Holdings L.L.C. and Teekay Shipping Limited. (6)
4.8	Agreement, dated September 11, 2012, between Teekay Corporation and Teekay Offshore Partners L.P., relating to the purchase of the Voyageur Spirit. (5)
4.9	Agreement, dated February 27, 2013, between Voyageur L.L.C. and ING Capital L.L.C. for U.S. $330,000,000 debt facility due 2020. (7)
8.1	List of Subsidiaries of Teekay Offshore Partners L.P.
10.1	Common Unit Purchase Agreement, dated November 24, 2014, by and among Teekay Offshore Partners L.P. and the purchasers named therein. (9)
10.2	Series C Preferred Unit Purchase Agreement, dated June 30, 2015, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A thereto. (12)
10.3	Registration Rights Agreement, dated July 1, 2015, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A thereto. (1)
10.4	Amendment No. 1 to Knarr Purchase Agreement, dated June 29, 2015, by and among Teekay Offshore Partners L.P. and Teekay Corporation.(12)
10.5	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A thereto. (15)
10.6	Warrant Agreement, dated June 29, 2016 by and among Teekay Offshore Partners L.P. and Computershare Inc. and Computershare Trust Company N.A.(15)
10.7	Common Unit Purchase Agreement, dated June 16, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers named on Schedule A thereto(15)
10.8	Series D Preferred Unit Purchase Agreement, dated June 22, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers named on Schedule A thereto(15)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Ingvild Saether, President and Chief Executive Officer of Teekay Offshore Group Ltd.
12.2	Rule 13a-14(a)/15d-14(a) Certification of David Wong, Chief Financial Officer of Teekay Offshore Group Ltd.
13.1
Teekay Offshore Partners L.P. Certification of Ingvild Saether, President and Chief Executive Officer of Teekay Offshore Group Ltd. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2
Teekay Offshore Partners L.P. Certification of David Wong, Chief Financial Officer of Teekay Offshore Group Ltd.
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

(2)	Previously filed as Exhibit 4.4 to our Report on Form 6-K filed on June 30, 2016 (File No. 1-33198), and hereby incorporated by reference to such Report.

(3)
Previously filed as an exhibit to our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 8, 2006, and hereby incorporated by reference to such Registration Statement.

(4)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No.1-33198), filed with the SEC on April 11, 2011, and hereby incorporated by reference to such Report.

(5)	Previously filed as an exhibit to our Report on Form 6-K (File No.1-33198), filed with the SEC on September 11, 2012, and hereby incorporated by reference to such Report.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No. 33198), filed with the SEC on April 11, 2013, and hereby incorporated by reference to such Report.

(7)	Previously filed as an exhibit to our Report on Form 20-F (File No.1-33198), filed with the SEC on April 29, 2014, and hereby incorporated by reference to such Report.

(8)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on May 30, 2014, and hereby incorporated by reference to such Report.

(9)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on November 28, 2014, and hereby incorporated by reference to such Report.

(10)	Previously filed as an exhibit to our Report on Form 20-F (File No. 1-33198), filed with the SEC on April 2, 2015, and hereby incorporated by reference to such Report.

(11)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on April 13, 2015, and hereby incorporated by reference to such Report.

(12)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on July 6, 2015, and hereby incorporated by reference to such Report.

(13)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on August 17, 2015, and hereby incorporated by reference to such Report.

(14)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on November 19, 2015, and hereby incorporated by reference to such Report.

(15)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on June 30, 2016, and hereby incorporated by reference to such Report.

(16)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-33198), filed with the SEC on August 18, 2016, and hereby incorporated by reference to such Report.
SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY OFFSHORE PARTNERS L.P.
By: Teekay Offshore GP L.L.C., its General Partner
Date: April 12, 2017	By:	/s/ Edith Robinson
Edith Robinson Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Unitholders of
Teekay Offshore Partners L.P.
We have audited the accompanying consolidated balance sheets of Teekay Offshore Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, cash flows and changes in total equity for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 12, 2017 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.

Vancouver, Canada	/s/ KPMG LLP
April 12, 2017	Chartered Professional Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
Teekay Offshore Partners L.P.
We have audited Teekay Offshore Partners L.P. and subsidiaries’ (the “Partnership”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.
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
In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Partnership as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, cash flows and changes in total equity for each of the years in the three-year period ended December 31, 2016, and our report dated April 12, 2017 expressed an unqualified opinion on those consolidated financial statements.

Vancouver, Canada	/s/ KPMG LLP
April 12, 2017	Chartered Professional Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars, except unit and per unit data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	$	$	$
Revenues (note 11)	1,152,390	1,229,413	1,019,539
Voyage expenses	(80,750)	(98,006)	(112,540)
Vessel operating expenses (note 11)	(364,441)	(378,480)	(352,209)
Time-charter hire expenses	(75,485)	(51,750)	(31,090)
Depreciation and amortization (note 1)	(300,011)	(274,599)	(198,553)
General and administrative (notes 11 and 17)	(56,122)	(72,613)	(67,516)
(Write-down) and gain on sale of vessels (note 19)	(40,079)	(69,998)	(1,638)
Restructuring (charge) recovery (note 10)	(4,649)	(568)	225
Income from vessel operations	230,853	283,399	256,218

Interest expense (notes 8, 11 and 12)	(140,611)	(122,838)	(88,381)
Interest income	1,257	633	719
Realized and unrealized losses on derivative instruments (note 12)	(20,313)	(73,704)	(143,703)
Equity income	17,933	7,672	10,341
Foreign currency exchange loss (note 12)	(14,805)	(17,467)	(16,140)
Other (expense) income - net (notes 4 and 14c)	(21,031)	1,091	781
Income before income tax (expense) recovery	53,283	78,786	19,835
Income tax (expense) recovery (note 13)	(8,808)	21,357	(2,179)
Net income	44,475	100,143	17,656

Non-controlling interests in net income	11,858	13,911	10,503
Dropdown Predecessor's interest in net income (note 3)	—	10,101	—
Preferred unitholders interest in net income (note 16)	45,836	28,609	10,875
General Partner’s interest in net income	(267)	16,317	15,658
Limited partners' interest in net income	(12,952)	31,205	(19,380)
Limited partners' interest in net income for basic net income per common unit (note 16)	(31,326)	31,205	(19,380)
Limited partner's interest in net income per common unit
- basic (note 16)	(0.25)	0.32	(0.22)
- diluted (note 16)	(0.25)	0.32	(0.22)
Weighted-average number of common units outstanding:
- basic	124,747,207	98,507,732	86,212,290
- diluted	124,747,207	98,602,412	86,212,290
Cash distributions declared per unit	0.4400	2.1752	2.1536

Related party transactions (note 11)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	$	$	$
Net income	44,475	100,143	17,656
Other comprehensive income:
Other comprehensive income before reclassifications
Unrealized (loss) gain on qualifying cash flow hedging instruments (note 12)	(1,564)	696	—
Amounts reclassified from accumulated other comprehensive income
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 12)	64	—	—
Other comprehensive (loss) income	(1,500)	696	—
Comprehensive income	42,975	100,839	17,656
Non-controlling interests in comprehensive income	11,858	13,911	10,503
Dropdown Predecessor's interest in comprehensive income (note 3)	—	10,101	—
Preferred unitholders' interest in comprehensive income	45,836	28,609	10,875
General and limited partners' interest in comprehensive income	(14,719)	48,218	(3,722)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at	As at
	December 31,	December 31,
	2016	2015
	$	$
ASSETS
Current
Cash and cash equivalents	227,378	258,473
Restricted cash (notes 8, 12 and 14e)	92,265	51,431
Accounts receivable, including non-trade of $13,032 (December 31, 2015 - $7,458)	114,576	153,662
Vessels held for sale (notes 4a and 19)	6,900	55,450
Net investments in direct financing leases - current (notes 4b and 9)	4,417	5,936
Prepaid expenses	25,187	34,027
Due from affiliates (note 11l)	77,811	81,271
Other current assets (note 12)	21,282	20,490
Total current assets	569,816	660,740
Restricted cash - long-term (note 12)	22,644	9,089
Vessels and equipment
At cost, less accumulated depreciation of $1,494,038 (December 31, 2015 - $1,230,868)	4,084,803	4,348,535
Advances on newbuilding contracts and conversion costs (notes 14a, 14b, 14e and 14f)	632,130	395,084
Net investments in direct financing leases (notes 4b and 9)	13,169	11,535
Investment in equity accounted joint ventures (notes 14d and 20)	141,819	77,647
Deferred tax asset (note 13)	24,659	30,050
Other assets (notes 1 and 12)	100,435	82,341
Goodwill (note 6a)	129,145	129,145
Total assets	5,718,620	5,744,166
LIABILITIES AND EQUITY
Current
Accounts payable	8,946	15,899
Accrued liabilities (notes 7, 10, 12, and 17)	150,281	91,065
Deferred revenues	57,373	54,378
Due to affiliates (note 11l)	96,555	304,583
Current portion of derivative instruments (note 12)	55,002	201,456
Current portion of long-term debt (note 8)	586,892	485,069
Current portion of in-process revenue contracts (note 6b)	12,744	12,779
Total current liabilities	967,793	1,165,229
Long-term debt (note 8)	2,596,002	2,878,805
Derivatives instruments (note 12)	282,138	221,329
Due to affiliates (notes 11i, 11k and 11l)	200,000	—
In-process revenue contracts (note 6b)	50,281	63,026
Other long-term liabilities (note 1)	211,611	192,258
Total liabilities	4,307,825	4,520,647
Commitments and contingencies (notes 8, 9, 12 and 14)
Redeemable non-controlling interest	962	3,173
Convertible Preferred Units (12.5 million and 10.4 million units issued and outstanding at December 31, 2016 and December 31, 2015, respectively) (note 16)	271,237	252,498
Equity
Limited partners - common units (147.5 million and 107.0 million units issued and outstanding at December 31, 2016 and December 31, 2015, respectively) (notes 16 and 17)	784,056	629,264
Limited partners - preferred units (11.0 million units issued and outstanding at December 31, 2016 and December 31, 2015, respectively) (note 16)	266,925	266,925
General Partner	20,658	17,608
Warrants (note 16)	13,797	—
Accumulated other comprehensive (loss) income	(804)	696
Non-controlling interests	53,964	53,355
Total equity	1,138,596	967,848
Total liabilities and equity	5,718,620	5,744,166
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	44,475	100,143	17,656
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 12)	(86,467)	51,072	180,156
Equity income, net of dividends received of $7,206 (2015 - $7,843, 2014 - $16,803)	(10,727)	171	6,462
Depreciation and amortization	300,011	274,599	198,553
Write-down and (gain) on sale of vessels (note 19)	40,079	69,998	1,638
Deferred income tax expense (recovery) (note 13)	4,854	(23,007)	889
Amortization of in-process revenue contracts (note 6b)	(12,779)	(12,745)	(12,744)
Unrealized foreign currency exchange loss (gain) and other	26,492	(101,853)	(84,719)
Change in non-cash working capital items related to operating activities (note 15a)	74,218	25,903	(111,484)
Expenditures for dry docking (note 1)	(26,342)	(13,060)	(36,221)
Net operating cash flow	353,814	371,221	160,186
FINANCING ACTIVITIES
Proceeds from long-term debt (note 8)	456,697	785,577	1,350,096
Scheduled repayments of long-term debt (note 8)	(434,339)	(341,837)	(804,704)
Prepayments of long-term debt (note 8)	(197,776)	(123,606)	(418,625)
Debt issuance costs	(12,095)	(22,587)	(15,555)
Equity contribution from joint venture partners	750	5,500	27,267
Proceeds from issuance of common units (notes 3 and 16)	135,246	9,674	186,353
Proceeds from issuance of preferred units and warrants (note 16)	100,000	375,000	—
Expenses relating to equity offerings	(6,395)	(4,459)	(228)
Increase in restricted cash (notes 4, 12 and 14e)	(54,389)	(13,760)	(46,760)
Cash distributions paid by the Partnership	(78,634)	(257,900)	(214,656)
Cash distributions paid by subsidiaries to non-controlling interests	(14,210)	(23,575)	(27,939)
Settlement of contingent consideration liability (note 4)	—	(3,303)	—
Indemnification from purchase of Voyageur LLC from Teekay Corporation (notes 11c and 15e)	—	—	6,181
Purchase of Teekay Knarr AS and Knarr L.L.C from Teekay Corporation (net of cash acquired) (2015 - $14.2 million) (notes 3 and 15e)	—	(112,710)	—
Other	—	1,124	974
Net financing cash flow	(105,145)	273,138	42,404
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(294,581)	(664,667)	(172,169)
Proceeds from sale of vessels and equipment	69,805	8,918	13,364
Investments in equity accounted joint ventures	(54,873)	(22,855)	(12,413)
Repayments (advances) from (to) joint ventures (note 20)	—	5,225	(5,225)
Direct financing lease (investments) payments received	(115)	4,987	5,097
Acquisition of ALP Maritime Services B.V. (net of cash acquired of $0.3 million) (note 18a)	—	—	(2,322)
Acquisition of Logitel Offshore Holding AS (net of cash acquired of $8.1 million) (note 18b)	—	—	4,090
Proceeds from sale of SPT Explorer L.L.C. and Navigator Spirit L.L.C. (notes 11e and 19)	—	30,368	—
Net investing cash flow	(279,764)	(638,024)	(169,578)
(Decrease) increase in cash and cash equivalents	(31,095)	6,335	33,012
Cash and cash equivalents, beginning of the year	258,473	252,138	219,126
Cash and cash equivalents, end of the year	227,378	258,473	252,138
Supplemental cash flow disclosure (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

 TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Dropdown Predecessor Equity $	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive Income (Loss) $	Non- controlling Interests $	Total Equity $	Convertible Preferred Units #	Convertible Preferred Units $	Redeemable Non- controlling Interest $
Balance as at December 31, 2013	—	85,453	621,002	6,000	144,800	—	21,242	—	34,297	821,341	—	—	16,564
Net income	—	—	(19,380)	—	10,875	—	15,658	—	2,726	9,879	—	—	7,777
Cash distributions	—	—	(184,286)	—	(10,875)	—	(19,495)	—	—	(214,656)	—	—	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(16,440)	(16,440)	—	—	(11,499)
Contributions of capital from joint venture partner	—	—	—	—	—	—	—	—	27,267	27,267	—	—	—
Indemnification payment on Voyageur LLC from Teekay Corporation (note 11c)	—	—	6,057	—	—	—	124	—	—	6,181	—	—	—
Proceeds from equity offering, net of offering costs (note 16)	—	6,918	182,398	—	—	—	3,727	—	—	186,125	—	—	—
Distribution of capital to Teekay Corporation related to the equity Investment in Itajai FPSO joint venture (note 11d)	—	—	(6,082)	—	—	—	—	—	—	(6,082)	—	—	—
Distribution of capital to Teekay Corporation related to the purchase of Petrojarl I FPSO unit (note 11f)	—	—	(12,166)	—	—	—	(248)	—	—	(12,414)	—	—	—
Equity based compensation and other (notes 11e and 17)	—	15	1,622	—	—	—	30	—	—	1,652	—	—	—
Balance as at December 31, 2014	—	92,386	589,165	6,000	144,800	—	21,038	—	47,850	802,853	—	—	12,842
Net income	10,101	—	31,205	—	18,260	—	16,317	—	10,980	86,863	—	10,349	2,931
Other comprehensive income (note 12)	—	—	—	—	—	—	—	696	—	696	—	—	—
Cash distributions	—	—	(209,177)	—	(16,925)	—	(24,197)	—	—	(250,299)	—	(7,601)	—
Distribution to non-controlling interests	—	—	—	—	—	—	—	—	(10,975)	(10,975)	—	—	(12,600)
Contribution of capital from joint venture partner	—	—	—	—	—	—	—	—	5,500	5,500	—	—	—
Proceeds from equity offering, net of offering costs (note 16)	—	211	3,485	5,000	120,790	—	71	—	—	124,346	10,438	249,750	—
Net proceeds from equity offering to Teekay Corporation for purchase of Knarr LLC and Teekay Knarr AS (notes 3 and 11g)	—	14,402	300,000	—	—	—	6,122	—	—	306,122	—	—	—
Purchase of Knarr LLC and Teekay Knarr AS from Teekay Corporation (notes 3 and 11g)	(426,117)	—	(101,254)	—	—	—	(2,066)	—	—	(529,437)	—	—	—
Net change in Teekay Corporation's equity in Dropdown Predecessor (notes 3 and 11g)	416,016	—	—	—	—	—	—	—	—	416,016	—	—	—
Contribution of capital from sale of SPT Explorer L.L.C. and Navigator Spirit L.L.C. (notes 11e and 19)	—	—	14,011	—	—	—	286	—	—	14,297	—	—	—
Equity based compensation and other (notes 11e and 17)	—	28	1,829	—	—	—	37	—	—	1,865	—	—	—
Balance as at December 31, 2015	—	107,027	629,264	11,000	266,925	—	17,608	696	53,355	967,848	10,438	252,498	3,173
Net income	—	—	(12,952)	—	21,500	—	(267)	—	9,469	17,750	—	24,336	2,389
Other comprehensive loss (note 12)	—	—	—	—	—	—	—	(1,500)	—	(1,500)	—	—	—
Cash distributions	—	—	(45,904)	—	(21,500)	—	(480)	—	—	(67,884)	—	(10,750)	—
Payment-in-kind distributions (note 16)	—	4,558	15,869	—	—	—	(630)	—	—	15,239	—	(12,739)	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(9,610)	(9,610)	—	—	(4,600)
Contributions of capital from joint venture partner	—	—	—	—	—	—	—	—	750	750	—	—	—
Contribution of capital from Teekay Corporation (note 11j)	—	—	3,592	—	—	—	73	—	—	3,665	—	—	—
Proceeds from equity offerings, net of offering costs (note 16)	—	27,504	127,957	—	—	13,797	3,058	—	—	144,812	4,000	83,453	—
Conversion of Convertible Preferred Units (note 16)	—	8,324	46,282	—	—	—	889	—	—	47,171	(1,921)	(46,429)	—
Exchange of Convertible Preferred Units (note 16)	—	—	20,231	—	—	—	413	—	—	20,644	—	(20,644)	—
Equity based compensation and other (note 17)	—	101	(283)	—	—	—	(6)	—	—	(289)	—	1,512	—
Balance as at December 31, 2016	—	147,514	784,056	11,000	266,925	13,797	20,658	(804)	53,964	1,138,596	12,517	271,237	962
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

The Partnership presents non-controlling ownership interests in subsidiaries in the consolidated financial statements within temporary equity, separate from equity. However, the holder of the non-controlling interest of one of the Partnership’s subsidiaries holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest. As a result, the non-controlling interest that is subject to this redemption feature is presented on the Partnership’s consolidated balance sheet as part of the temporary equity as redeemable non-controlling interest above the equity section but below the liabilities section.

The Partnership presents its Series C Cumulative Convertible Perpetual Preferred Units (the Series C Preferred Units), its Series C-1 Cumulative Convertible Perpetual Preferred Units (the Series C-1 Preferred Units) and its Series D Cumulative Perpetual Preferred Units (the Series D Preferred Units) in the consolidated financial statements within temporary equity, separate from equity within the Partnership’s consolidated balance sheet as temporary equity above the equity section but below the liabilities section (see note 16).

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

Operating revenues and expenses

Contracts of Affreightment and Voyage Charters

Revenues from contracts of affreightment and voyage charters are recognized on a proportionate performance method. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. The Partnership uses a discharge-to-discharge basis in determining proportionate performance for all voyage charters, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Partnership does not begin recognizing revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Towing and offshore installation revenue is recognized ratably in proportion to the stage of completion of a project, which is determined based upon an assessment of the work performed.

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

Direct Financing Leases - Charter contracts that are accounted for as direct financing leases are reflected in the consolidated balance sheets as net investments in direct financing leases. The lease revenue is recognized using an effective interest rate method over the lease term and is included in revenues. Revenues from rendering of services are recognized as the service is performed. Revenues are not recognized during days that the vessel is off hire unless the contract provides for compensation while off hire.

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

Investment in equity accounted joint ventures

The Partnership’s investment in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, the initial cost of the investment is adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. The Partnership evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s consolidated statements of income.

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

The Partnership considers its shuttle tankers to be comprised of two components: i) a conventional tanker (or the tanker component) and ii) specialized shuttle equipment (or the shuttle component). The Partnership differentiates these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. Historically, the useful life of both components was assessed as 25 years commencing from the date the vessel is delivered from the shipyard. During 2016, the Partnership has considered factors related to the ongoing use of the shuttle component and has reassessed the useful life as being 20 years based on the challenges associated with adverse market conditions in the energy sector and other long term factors associated with the global oil industry. This change in estimate, commencing January 1, 2016, impacts the entire fleet of its shuttle tanker vessels. Separately, the Partnership has reviewed the depreciation of the tanker component for eight vessels in its fleet that are 17 years of age or older. Based on the Partnership’s expected operating plan for these vessels, the Partnership has reassessed the estimated useful life of the tanker component for these vessels as 20 years commencing January 1, 2016. As market conditions evolve, the Partnership will continue to monitor the useful life of the tanker component for other vessels within the shuttle tanker segment. The effect of these changes in estimates was an increase in depreciation and amortization expense and a decrease in net income by $29.3 million, or a decrease of $0.23 per basic and diluted common unit, for 2016.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Conventional tankers are depreciated using an estimated useful life of 20 to 25 years commencing the date the vessel is delivered from the shipyard, or for a shorter period if regulations prevent the Partnership from operating the vessel for the estimated useful life. FPSO units are depreciated using an estimated useful life of 20 to 25 years commencing the date the unit is installed at the oil field and is in a condition that is ready to operate. Some of the Partnership’s FPSO units have oil field specific equipment, which is depreciated over the expected life of the oil field. Floating storage and off take (or FSO) units are depreciated over the term of the contract. The UMS is depreciated over an estimated useful life of 35 years commencing the date it arrived at the oil field and was in a condition that is ready to operate. Towage vessels are depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard. Depreciation of vessels and equipment from continuing operations (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2016, 2015 and 2014, totalled $281.2 million, $247.8 million, and $171.8 million, respectively. Depreciation and amortization includes depreciation on all owned vessels.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2016, 2015 and 2014 totaled $27.1 million, $10.3 million and $2.3 million, respectively.

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

Dry-docking activity for the three years ended December 31, 2016, 2015 and 2014 is summarized as follows:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Balance at beginning of the year	42,822	54,259	41,535
Cost incurred for dry docking	25,043	14,609	36,221
Dry-docking amortization	(18,627)	(23,863)	(22,682)
Write-down / sale of capitalized dry-dock expenditure	—	(2,183)	(815)
Balance at end of the year	49,238	42,822	54,259

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value for the Partnership’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Partnership uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Partnership would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Partnership.

Direct financing leases

The long-term time charter of one of the Partnerships vessels and of equipment that reduces volatile organic compound emissions (or VOC equipment) are accounted for as direct financing leases, with lease payments received by the Partnership being allocated between the net investment in the lease and revenue using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Asset retirement obligation

The Partnership has an asset retirement obligation (or ARO) relating to the sub-sea mooring and riser system associated with the Gina Krog FSO unit expected to commence operations in the North Sea in mid-2017 (see note 14a). This obligation involves the costs associated with the restoration of the environment surrounding the facility and removal of all equipment, which are subsequently to be reimbursed by the charterer. This obligation is expected to be settled at the end of the contract under which the FSO unit is expected to operate, which is currently estimated to be May 2024.

The Partnership records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Partnership’s credit-adjusted risk-free interest rate. When the liability is recorded, and as the ARO will be covered by contractual payments to be received from the charterer, the Partnership records a separate receivable concurrently with the ARO being created. Each period, the liability is increased for the change in its present value. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. As at December 31, 2016, the ARO and associated receivable, which are recorded in other long-term liabilities and other non-current assets, respectively, were both $21.7 million.

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

Goodwill

Goodwill is not amortized, but reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. When goodwill is reviewed for impairment, the Partnership may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Partnership may bypass this step and use a fair

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies and is designated for hedge accounting. The Partnership does not apply hedge accounting to all its derivative instruments. Certain of the partnerships interest rate swaps are designated and accounted for as hedges in the consolidated financial statements or within our equity-accounted joint ventures (see note 12).

When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or is no longer possible of occurring.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from equity to the corresponding earnings line item in the consolidated statements of income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the interest expense line of the consolidated statements of income. A portion of the ineffectiveness of the fair value of derivative instruments is recognized in the equity accounted joint ventures line of the consolidated balance sheets. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of income. If the hedged item is no longer possible of occurring, amounts recognized in equity are immediately transferred to the earnings line item in the consolidated statements of income.

For derivative financial instruments that are not designated as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated foreign currency forward contracts and interest rate swaps are recorded in realized and unrealized losses on derivative instruments in the consolidated statements of income. Gains and losses from the Partnership’s non-designated cross currency swaps are recorded in foreign currency exchange loss in the consolidated statements of income.

Unit-based compensation

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership (see note 17). The Partnership measures the cost of such awards using an option pricing model to determine the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value of the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. For cash settled awards, the fair value of such awards is remeasured at each reporting date, based on the fair market value of the Partnership's common units at that date, with the change in fair value recognized as compensation expense. Unit-based compensation expenses are recorded under general and administrative expenses in the Partnership’s consolidated statements of income.

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

Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the consolidated financial statements based on guidance in the interpretation. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax (expense) recovery in the Partnership’s consolidated statements of income.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Partnership January 1, 2018 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership expects that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue from contracts of affreightments whereby revenue will be recognized over the voyage until discharge is complete, instead of over the voyage until tendering notice for the next voyage. This will result in all revenue being fully recognized upon discharge of cargo whereas currently revenue recognition extends into the period the vessel returns to the oil field. This change may result in revenue being recognized earlier which may cause additional volatility in revenue and earnings between periods. In addition, the Partnership expects that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue for voyage charters, whereby the Partnership’s method of determining proportional performance will change from discharge-to-discharge to load-to-discharge. This will result in no revenue being recognized from discharge of the prior voyage to loading of the current voyage and all revenue being recognized from loading of the current voyage to discharge of the current voyage. This change will result in revenue being recognized later in the voyage which may cause additional volatility in revenue and earnings between periods. The Partnership is in the process of validating aspects of its preliminary assessment of ASU 2014-09, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Partnership expects to adopt ASU 2016-02 effective January 1, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership expects that the adoption of ASU 2016-02 will result in a change in accounting method for the lease portion of the daily charter hire for the Partnership's chartered-in vessels accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Partnership will recognize a right of use asset and a lease liability on the balance sheet for these charters, whereas currently no right of use asset or lease liability is recognized. This will have the result of increasing the Partnership’s assets and liabilities. The pattern of expense recognition of chartered-in vessel is expected to remain substantially unchanged, unless the right of use asset becomes impaired. The Partnership is in the process of validating aspects of its preliminary assessment of ASU 2016-02, determining the transitional impact and completing other items required for the adoption of ASU 2016-02

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 became effective for the Partnership January 1, 2017. The Partnership expects the impact of adopting this new accounting guidance will be a change in presentation of cash payments for tax withholdings on share settled equity awards from an operating cash outflow to a financing cash outflow on the Partnership's statement of cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (or ASU 2016-15), which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. ASU 2016-15 is effective for the Partnership January 1, 2018, with a retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Teekay Knarr AS and Knarr L.L.C. acquisition

On July 1, 2015, the Partnership acquired from Teekay Corporation, which controls the Partnership, Teekay Corporation's 100% interest in Teekay Knarr AS and Knarr L.L.C. (referred to herein as the Dropdown Predecessor). The purchase price of $529.4 million that the Partnership paid for the acquisition was based on the $1.26 billion fully built-up cost of the Petrojarl Knarr, an FPSO unit owned by the Dropdown Predecessor, and consisted of actual costs incurred for construction and mobilization of the unit less cash generated from operations between March 9, 2015 to July 1, 2015, plus $14.5 million of working capital of the Dropdown Predecessor less $745.1 million of assumed debt. The purchase price was primarily financed with a $492.0 million convertible promissory note issued to Teekay Corporation. The convertible promissory note was due in full on July 1, 2016, bearing interest at an annual rate of 6.5% on the outstanding principal balance; however, $100 million of the promissory note was refinanced on July 1, 2016, with a two-year promissory note to Teekay Corporation (see note 11j) which was subsequently assigned to a subsidiary of Teekay Corporation. The Partnership paid $35.0 million of the remaining $37.4 million of the purchase price in cash to Teekay Corporation upon the acquisition of the Dropdown Predecessor. During July 2015, $300.0 million of the convertible promissory note was converted into 14.4 million common units of the Partnership and the Partnership repaid an additional $92.0 million of the convertible promissory note. Concurrent with the conversion of the promissory note, Teekay Corporation contributed $6.1 million to the Partnership to maintain its 2% general partner interest. The Petrojarl Knarr operates on the Knarr oil and gas field in the North Sea under a six-year fixed-rate charter contract, plus extension options, with Royal Dutch Shell Plc, as the operator.

The $103.3 million excess of the purchase price over Teekay Corporation’s carrying value of the Dropdown Predecessor was accounted for as an equity distribution to Teekay Corporation. In addition, the acquisition of the Dropdown Predecessor has been accounted for as if the acquisition occurred on March 9, 2015, the date that the Partnership and the Petrojarl Knarr FPSO were both under the common control of Teekay Corporation and had begun operations.

As a result, the Partnership’s financial statements prior to the Partnership’s July 1, 2015 acquisition of the Dropdown Predecessor were retroactively adjusted to include the financial results of the Dropdown Predecessor as if the Partnership had acquired the FPSO on March 9, 2015. This had the effect of increasing the Partnership’s revenue by $69.5 million and net income by $10.1 million for the year ended December 31, 2015.

4.	Financial Instruments

a)	Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash - The fair value of the Partnership’s cash and cash equivalents and restricted cash approximate their carrying amounts reported in the accompanying consolidated balance sheets.

Vessels and equipment and vessels held for sale – The estimated fair value of the Partnership’s vessels and equipment and vessels held for sale are determined based on discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Partnership uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally the amount the Partnership would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Partnership.

Contingent consideration liability

In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on high-end UMS, from Cefront Technology AS (or Cefront) for $4.0 million. The Partnership paid the purchase price in cash at closing, plus a commitment to pay an additional amount of up to $27.6 million, depending on certain performance criteria. For a description of the performance criteria, please refer to the Partnership's Annual Report on Form 20-F for the year ended December 31, 2015.

During the second quarter of 2016, the Partnership canceled the UMS construction contracts for its two remaining UMS newbuildings. This is expected to eliminate any future purchase price contingent consideration payments. Consequently, the contingent liability was reversed in the second quarter of 2016. The gain associated with this reversal is included in Other (expense) income - net on the Partnership's consolidated statements of income for the year ended December 31, 2016.

Changes in the estimated fair value of the Partnership’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the years ended December 31, 2015 and 2014, is as follows:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Balance at beginning of period	(14,830)	(21,448)	—
Acquisition of Logitel	—	2,569	(21,170)
Settlement of liability	—	3,540	—
Gain included in Other (expense) income - net	14,830	509	(278)
Balance at end of period	—	(14,830)	(21,448)

Derivative instruments – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction. The Partnership’s interest rate swap agreements and foreign currency forward contracts require no collateral from these institutions; however, collateral is required by these institutions on some of the Partnership’s cross currency swap agreements and as at December 31, 2016 the Partnership had $30.2 million held as collateral (2015 - $60.5 million), which has been recorded as restricted cash and restricted cash – long-term on the Partnerships consolidated balance sheets. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

Long-term debt – The fair value of the Partnership’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

The Partnership categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.Observable inputs such as quoted prices in active markets;
Level 2.Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis:

		December 31, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	342,287	342,287	318,993	318,993
Logitel contingent consideration (see above)	Level 3	—	—	(14,830)	(14,830)
Derivatives instruments (note 12)
Interest rate swap agreements	Level 2	(203,106)	(203,106)	(235,998)	(235,998)
Cross currency swap agreement	Level 2	(137,379)	(137,379)	(183,327)	(183,327)
Foreign currency forward contracts	Level 2	(1,786)	(1,786)	(11,509)	(11,509)

Non-Recurring:
Vessels held for sale (note 19)	Level 2	6,900	6,900	55,450	55,450
Vessels and equipment (note 19)	Level 2	11,300	11,300	100,600	100,600
Other:
Long-term debt - public (note 8)	Level 1	(550,525)	(480,710)	(620,746)	(473,729)
Long-term debt - non-public (note 8)	Level 2	(2,632,369)	(2,551,697)	(2,743,128)	(2,783,597)

b)	Financing receivables
The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Credit Quality Indicator	Grade	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Direct financing leases	Payment activity	Performing	17,586	17,471

5.	Segment Reporting
The Partnership is engaged in the international marine transportation of crude oil, the offshore processing and storage of crude oil, long-distance ocean towage and offshore installation services, and maintenance and safety services through the operation of its shuttle and conventional tankers, FSO units, FPSO units, towage vessels and UMS. The Partnership’s revenues are earned in international markets.

The Partnership has six reportable segments: its FPSO segment; its shuttle tanker segment; its FSO segment; its UMS segment; its towage segment; and its conventional tanker segment. The Partnership’s FPSO segment consists of its FPSO units to service its FPSO contracts. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s UMS segment consists of one unit operating on a fixed-rate time-charter contract. The Partnership’s towage segment consists of long-distance towing and offshore installation vessels which operate on time-charter or towage contracts. The Partnership’s conventional tanker segment consists of two in-chartered conventional tankers, of which one vessel is operating on a time-charter-out contract and the other vessel is operating in the spot conventional tanker market. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.
The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Partnership’s consolidated revenues from continuing operations during the periods presented.

(U.S. Dollars in millions)	Year Ended December 31,2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Royal Dutch Shell Plc (1)(2)	$349.0 or 30%	$315.3 or 26%	— (6)
Petroleo Brasileiro S.A.(1)	$222.0 or 19%	$224.6 or 18%	$228.1 or 22%
Premier Oil (3)(4)	$113.5 or 10%	$129.2 or 11%	$120.2 or 12%
Statoil ASA (5)	— (6)	$132.7 or 11%	$194.3 or 19%
Repsol S.A.(3)	— (6)	— (6)	$112.6 or 11%

(1)	Shuttle tanker and FPSO segments.

(2)	In February 2016, Royal Dutch Shell Plc acquired BG Group Plc, therefore the amount in the table for 2016 includes revenues from both Royal Dutch Shell Plc and BG Group Plc.

(3)	FPSO segment.

(4)	In April 2016, Premier Oil acquired E.ON's UK North Sea assets where the Voyageur Spirit FSPO operates. Revenues up to April 2016 are attributable to E.ON.

(5)	Shuttle tanker segment.

(6)	Percentage of consolidated revenue was less than 10%.

The following tables include results for the Partnership’s FPSO unit segment, shuttle tanker segment, FSO unit segment, UMS segment, towage segment and conventional tanker segment for the periods presented in these consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Year ended December 31, 2016	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues (1)	495,223	509,596	54,440	34,433	37,952	20,746	1,152,390
Voyage expenses	—	(62,846)	(1,517)	—	(15,024)	(1,363)	(80,750)
Vessel operating expenses	(165,346)	(123,950)	(23,167)	(32,888)	(17,524)	(1,566)	(364,441)
Time-charter hire expenses	—	(62,511)	—	—	—	(12,974)	(75,485)
Depreciation and amortization	(149,198)	(122,822)	(9,311)	(6,660)	(12,020)	—	(300,011)
General and administrative (2)	(35,971)	(10,160)	(836)	(5,495)	(3,307)	(353)	(56,122)
Gain on sale and (write-down) of vessels	—	4,554	(983)	(43,650)	—	—	(40,079)
Restructuring charge	(4,444)	(205)	—	—	—	—	(4,649)
Income (loss) from vessel operations	140,264	131,656	18,626	(54,260)	(9,923)	4,490	230,853
Equity income	17,933	—	—	—	—	—	17,933
Investment in joint ventures	141,819	—	—	—	—	—	141,819
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	66,234	40,584	101,347	9,742	76,674	—	294,581
Expenditures for dry docking	—	19,105	5,139	—	799	—	25,043

Year ended December 31, 2015	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues (1)	531,554	541,792	57,391	28,334	40,112	30,230	1,229,413
Voyage expenses	—	(82,777)	(851)	—	(12,052)	(2,326)	(98,006)
Vessel operating expenses	(189,900)	(128,156)	(26,394)	(13,876)	(13,920)	(6,234)	(378,480)
Time-charter hire expenses	—	(51,088)	—	—	(662)	—	(51,750)
Depreciation and amortization	(137,914)	(106,190)	(11,775)	(3,775)	(8,362)	(6,583)	(274,599)
General and administrative (2)(3)	(38,588)	(22,884)	(1,372)	(4,109)	(4,598)	(1,062)	(72,613)
(Write-down) and gain on sale of vessels	—	(65,101)	—	(1,000)	—	(3,897)	(69,998)
Restructuring charge	—	(568)	—	—	—	—	(568)
Income from vessel operations	165,152	85,028	16,999	5,574	518	10,128	283,399
Equity income	7,672	—	—	—	—	—	7,672
Investment in joint ventures	77,647	—	—	—	—	—	77,647
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs (4)	116,473	26,980	94,317	183,364	243,436	97	664,667
Expenditures for dry docking	—	14,609	—	—	—	—	14,609

Year ended December 31, 2014	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues	354,518	577,064	53,868	—	523	33,566	1,019,539
Voyage expenses	—	(105,562)	(1,500)	—	(105)	(5,373)	(112,540)
Vessel operating expenses	(158,216)	(159,438)	(28,649)	—	—	(5,906)	(352,209)
Time-charter hire expenses	—	(31,090)	—	—	—	—	(31,090)
Depreciation and amortization	(72,905)	(110,686)	(8,282)	—	—	(6,680)	(198,553)
General and administrative (2)(3)	(27,406)	(29,154)	(3,870)	(622)	(4,328)	(2,136)	(67,516)
(Write-down) and gain on sale of vessels	—	(1,638)	—	—	—	—	(1,638)
Restructuring recovery	—	225	—	—	—	—	225
Income (loss) from vessel operations (5)	95,991	139,721	11,567	(622)	(3,910)	13,471	256,218
Equity income	10,341	—	—	—	—	—	10,341
Investment in joint ventures	54,955	—	—	—	—	—	54,955
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs (6)	17,022	50,096	33,734	11,550	59,516	251	172,169
Expenditures for dry docking	—	22,552	11,560	—	—	2,109	36,221

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(1)
Revenues for the year ended December 31, 2016, includes a $4.0 million early termination fee received from Teekay Corporation during 2016, which is included in the Partnership's conventional tanker segment (see notes 11i and 19).

Revenues for the year ended December 31, 2015, includes $1.8 million net early termination fees paid to Teekay Corporation during 2015, which is included in the Partnership's conventional tanker segment (see notes 11i and 19).

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(3)
General and administrative expenses for the year ended December 31, 2015 includes business development fees of $9.7 million, $2.2 million and $2.0 million to Teekay Corporation in connection with the acquisition of the Petrojarl Knarr FPSO unit in the FPSO segment, six long-distance towing and offshore installation vessels in the towage segment, and the Arendal Spirit UMS in the UMS segment, respectively (see notes 3 and 11l).

General and administrative expenses for the year ended December 31, 2014 includes a $1.0 million fee to a third party associated with the acquisition of ALP Maritime Services B.V. (or ALP), a $1.6 million business development fee to Teekay Corporation for assistance with the acquisition of ALP, both of which fees have been allocated to the Partnership’s towage segment, and also includes a $2.1 million fee to Teekay Corporation for assistance with securing a charter contract for the Petrojarl I FPSO unit (or Petrojarl I), which fee has been allocated to the Partnership’s FPSO segment (see notes 11l and 18a).

(4)	Excludes the purchase price of the Petrojarl Knarr FPSO unit (see note 3).

(5)
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

These indemnification payments received from Teekay Corporation have effectively been treated as a reduction to the purchase price of the Voyageur Spirit (see note 11c).

(6)	Excludes the vessel and equipment acquired in conjunction with the purchase of Logitel (note 18b) and the Petrojarl I (note 11f).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2016 $	December 31, 2015 $
FPSO segment	2,672,100	2,717,193
Shuttle tanker segment	1,673,348	1,732,769
FSO segment	407,634	281,776
UMS segment	213,829	267,935
Towage segment	382,973	309,009
Conventional tanker segment	4,818	63,900
Unallocated:
Cash and cash equivalents and restricted cash	342,287	318,993
Other assets	21,631	52,591
Consolidated total assets	5,718,620	5,744,166

6.	Goodwill and In-Process Revenue Contracts

a)	Goodwill

The carrying amount of goodwill for the shuttle tanker segment was $127.1 million as at December 31, 2016 and 2015. In 2016, 2015 and 2014, the Partnership conducted its annual goodwill impairment review of its shuttle tanker segment and concluded that no impairment had occurred.

The carrying amount of goodwill for the towage segment was $2.0 million as at December 31, 2016 and 2015. In 2016, 2015 and 2014, the Partnership conducted its annual goodwill impairment review of its towage segment and concluded that no impairment had occurred.

b)	In-Process Revenue Contracts

As part of the Partnership’s acquisition of the Piranema Spirit on November 30, 2011, the Partnership assumed an FPSO service contract with terms that were less favorable than the then prevailing market terms. As at December 31, 2016, the Partnership has a liability based on the estimated fair value of the contract. The Partnership is amortizing this liability over the estimated remaining term of the contract on a weighted basis based on the projected revenue to be earned under the contract.

Amortization of in-process revenue contracts for the year ended December 31, 2016 was $12.8 million (2015 - $12.7 million, 2014 - $12.7 million), which is included in revenues on the consolidated statements of income. Amortization for the five years subsequent to December 31, 2016 is expected to be $12.7 million (2017), $9.1 million (2018), $7.8 million (2019), $7.9 million (2020), $7.9 million (2021), and $17.7 million (thereafter).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

7.	Accrued Liabilities

	December 31, 2016 $	December 31, 2015 $
Voyage and vessel expenses	32,596	37,730
Audit, legal, contingency and other general expenses	81,999	17,058
Interest including interest rate swaps	22,414	23,185
Payroll and benefits	9,270	8,731
Income tax payable and other	4,002	4,361
	150,281	91,065
8.Long-Term Debt

	December 31, 2016 $	December 31, 2015 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2019	291,764	429,279
Norwegian Kroner Bonds due through 2019	256,927	327,941
U.S. Dollar-denominated Term Loans due through 2018	112,406	129,133
U.S. Dollar-denominated Term Loans due through 2028	2,109,926	2,037,766
U.S. Dollar Non-Public Bonds due through 2024	166,680	202,449
U.S. Dollar Bonds due 2019	300,000	300,000
Total principal	3,237,703	3,426,568
Less debt issuance costs and other	(54,809)	(62,694)
Total debt	3,182,894	3,363,874
Less current portion	(586,892)	(485,069)
Long-term portion	2,596,002	2,878,805

As at December 31, 2016, the Partnership had five revolving credit facilities, which, as at such date, provided for borrowings of up to $325.1 million (2015 - $453.5 million), of which $33.3 million (2015 - $24.2 million) was undrawn. The total amount available under the revolving credit facilities reduces by $166.7 million (2017), $115.4 million (2018) and $43.0 million (2019). Four of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. One revolving credit facility is guaranteed by Teekay Corporation and contains a covenant that requires Teekay Corporation to maintain minimum liquidity (cash and cash equivalents) in an amount equal to the greater of $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 21 of the Partnership’s vessels, together with other related security. The Partnership has guaranteed $309.4 million of these revolvers, of which $276.1 million was drawn as at December 31, 2016, and Teekay Corporation has guaranteed $15.7 million which was fully drawn as at December 31, 2016.

As at December 31, 2016, the Partnership had Norwegian Kroner (or NOK) 1,000 million outstanding in senior unsecured bonds that mature in January 2019 in the Norwegian bond market. As of December 31, 2016, the carrying amount of the bonds was $115.7 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. During the year ended December 31, 2016, the Partnership amended its existing cross currency rate swaps to swap all interest and principal payments into U.S. Dollars, with the interest payments at a fixed rate of 7.45%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see note 12).

As at December 31, 2016, the Partnership had NOK 800 million outstanding in senior unsecured bonds in the Norwegian bond market. The bonds were originally issued in two tranches, of which one matured and was paid in January 2016 (NOK 500 million) and the remaining tranche which was originally scheduled to mature in January 2018 (NOK 800 million). In June 2016, the terms of the remaining tranche were amended such that NOK 160 million is now repayable in January 2018 with the remaining balance of NOK 640 million repayable in December 2018 at 103% of the amount outstanding. In addition, the Partnership was granted an option, exercisable at any time, to prepay the bonds in amounts ranging from 101% to 103% of the amount of bonds outstanding depending on the timing of settlement. The bonds are listed on the Oslo Stock Exchange. Interest payments previously were based on NIBOR plus a margin of 4.75%; however, under the June 2016 amended bond agreement, interest payments have increased to NIBOR plus a margin of 5.75%. As at December 31, 2016, the carrying amount of the bonds was $92.6 million. The Partnership also amended its existing cross currency rate swaps to swap all interest and principal payments into U.S. Dollars, with interest payments fixed at a rate of 7.58% and the transfer of the principal amount fixed at $28.7 million in exchange for NOK 160 million on the tranche maturing in January 2018 and $118.3 million in exchange for NOK 659 million on the tranche maturing in December 2018 (see note 12). The Partnership recorded a $32.6 million realized foreign currency exchange gain on the payment of the NOK 500 million tranche that matured in January 2016 and a corresponding $32.6 million realized loss on the maturing cross currency swap, both

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

of which are included in foreign currency exchange loss on the Partnership’s consolidated statement of income for the year ended December 31, 2016.

As at December 31, 2016, the Partnership had NOK 420 million in senior unsecured bonds in the Norwegian bond market. These bonds were originally issued in a single tranche of NOK 600 million and were originally scheduled to mature in January 2017. In June 2016, the terms of these bonds were amended such that NOK 180 million was repaid in October 2016, NOK 180 million is repayable in October 2017 and NOK 240 million is repayable in November 2018 at 103% of the amount outstanding. In addition, the Partnership was granted an option, exercisable at any time, to prepay the bonds in amounts ranging from 101% to 103% of the amount of bonds outstanding depending on the timing of settlement. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. As at December 31, 2016, the carrying amount of the bonds was $48.6 million. The Partnership also amended its existing cross currency rate swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 8.84%. A portion of the swap related to the transfer of the principal amount fixed at $30.4 million in exchange for NOK 180 million on the tranche matured in October 2016, consistent with the terms of the amended debt. The remaining transfers of principal relate to the $30.4 million in exchange for NOK 180 million on the tranche maturing in October 2017 and $41.8 million in exchange for NOK 247 million on the tranche maturing in November 2018 (see note 12). The Partnership recorded a $8.6 million realized foreign currency exchange gain on the payment of the NOK 180 million tranche that matured in October 2016 and a corresponding $8.6 million realized loss on the maturing cross currency swap, both of which are included in foreign currency exchange loss on the Partnership’s consolidated statement of income for the year ended December 31, 2016.

As at December 31, 2016, three of the Partnership’s 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $112.4 million. These term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the three shuttle tankers to which the loans relate, together with other related security. As at December 31, 2016, the Partnership had guaranteed $25.8 million of these term loans, which represents its 50% share of the outstanding term loans of two of its 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed $56.2 million and $30.4 million, respectively.

As at December 31, 2016, the Partnership had term loans outstanding for six shuttle tankers, for three East Coast of Canada shuttle tanker newbuildings, for the Suksan Salamander and Gina Krog FSO units, for four FPSO units, for ten towing and offshore installation vessels and vessel newbuildings, and for the Arendal Spirit UMS, which totaled $2.1 billion in the aggregate. For the term loan for two shuttle tankers, one tranche reduces in semi-annual payments while another tranche correspondingly is drawn up every six months with final bullet payments of $29.0 million due in 2022 and $29.1 million due in 2023, respectively. The other term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2028 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2016, the Partnership had guaranteed $1.8 billion of these term loans and Teekay Corporation had guaranteed $317.9 million.

In February 2015, the Partnership issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of December 31, 2016, the carrying amount of the bonds was $23.4 million. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by first-priority mortgage on the Dampier Spirit FSO unit, together with other related security, and are guaranteed by the Partnership.

In September 2013 and November 2013, the Partnership issued, in a U.S. private placement, an aggregate of $174.2 million of ten-year senior bonds that mature in December 2023, to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. The Partnership makes semi-annual repayments on the bonds and as at December 31, 2016, the carrying amount of the bonds was $143.3 million.

In May 2014, the Partnership issued $300.0 million five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As at December 31, 2016, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.00%.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $58.3 million of one tranche of the term loan for the ALP newbuilding towing and offshore installation vessels, which is fixed at 2.93%. At December 31, 2016 and December 31, 2015, the margins ranged between 0.30% and 4.00%, and 0.30% and 3.25%, respectively. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at December 31, 2016 was 3.3% (December 31, 2015 – 2.9%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 12) or fixed rate facilities.

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2016, including the impact of the debt refinancing completed in March 2017, are $588.7 million (2017), $686.5 million (2018), $773.4 million (2019), $283.1 million (2020), $234.9 million (2021), and $671.1 million (thereafter).

As at December 31, 2016, the Partnership had $20 million held as security for a contractual requirement with the charterer of the Petrojarl Knarr FPSO unit. The amount is presented in Restricted cash on the consolidated balance sheets.

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has two revolving credit facilities and five term loans that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations performed by one or more agreed-upon third parties.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Should the ratio drop below the required amount, the lender may request the Partnership to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Partnership's option. As at December 31, 2016, these ratios were estimated to range from 120% to 433% and were in compliance with the minimum ratios required. The vessel values used in these ratios are the appraised values prepared by the Partnership based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS, FPSO or FSO markets could negatively affect these ratios.

Please read Item 5. Operating and Financial Review and Prospects Management’s Discussion and Analysis of Financial Conditions and Results of Operations - Liquidity and Capital Resources - Liquidity and Capital Needs for a description of certain covenants contained in the Partnership’s credit facilities and loan agreements. As at December 31, 2016 the Partnership and Teekay Corporation were in compliance with all covenants in the credit facilities and long-term debt.

9.	Leases

Charters-out

The cost, accumulated depreciation and carrying amount of the Partnership's vessels with charter-out contracts accounted for as operating leases at December 31, 2016 were $4.3 billion, $1.0 billion and $3.3 billion, respectively. As at December 31, 2016, minimum scheduled future revenues under these then-in-place time charters and bareboat charters to be received by the Partnership, were approximately $4.2 billion, comprised of $810.5 million (2017), $754.7 million (2018), $608.9 million (2019), $541.4 million (2020), $341.8 million (2021), and $1.2 billion (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2016, revenue from unexercised option periods of contracts that existed on December 31, 2016, or variable or contingent revenues. The amounts may vary given unscheduled future events such as vessel maintenance.

Direct Financing Lease

Leasing of certain VOC equipment is accounted for as direct financing leases. As at December 31, 2016, the minimum lease payments receivable under the direct financing leases approximated $8.4 million (2015 - $nil), including unearned income of $2.4 million. As at December 31, 2016, future scheduled payments under the direct financing leases to be received by the Partnership, were approximately $8.4 million comprised of $1.3 million (2017), $1.3 million (2018), $1.3 million (2019), $1.3 million (2020), $1.3 million (2021) and $1.9 million (thereafter).

Leasing of the Falcon Spirit FSO unit is accounted for as direct financing leases. As at December 31, 2016, the minimum lease payments receivable under the direct financing lease approximated $3.8 million (2015 - $12.6 million), including unearned income of $0.8 million (2015 - $3.6 million). The estimated unguaranteed residual value of the leased vessel is $8.5 million. As at December 31, 2016, the future scheduled payments under the direct financing lease to be received by the Partnership in 2017 were approximately $3.8 million.

Charters-in

As at December 31, 2016, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $69.7 million (2017), $35.4 million (2018) and $17.2 million (2019). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

10.	Restructuring Charge

During the year ended December 31, 2016, the Partnership recognized a restructuring charge of $4.6 million, mainly relating to the reorganization of the Partnership’s FPSO business to create better alignment with the Partnership’s offshore operations, resulting in a lower cost organization going forward. The Partnership expects to incur a total of $4.7 million of restructuring charges under this plan and the reorganization is expected to be completed in early-2017.

As at December 31, 2016, restructuring liabilities of $3.7 million were recorded in accrued liabilities on the consolidated balance sheet.

11.	Related Party Transactions and Balances

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

b)
In May 2013, the Partnership entered into an agreement with Statoil ASA (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that is being converted from the Randgrid shuttle tanker, which commenced its conversion during the second quarter of 2015. The Partnership has received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FSO unit conversion. These costs are capitalized and included as part of advances on newbuilding contracts and conversion costs and will be

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

reclassified to vessels and equipment upon completion of the conversion in mid-2017. Project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $13.8 million as of December 31, 2016.

c)
On May 2, 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur L.L.C., which owns the Voyageur Spirit FPSO unit. During 2014, Teekay Corporation indemnified the Partnership for $3.5 million for production shortfalls and unrecovered repair costs to address a defect on one of the unit's compressor, discovered upon acquisition of the unit and paid another $2.7 million in late-2014 relating to a final settlement of pre-acquisition capital expenditures for the Voyageur Spirit FPSO unit.

Amounts paid as indemnification from Teekay Corporation to the Partnership were effectively treated as a reduction in the purchase price paid by the Partnership for the FPSO unit.

d)
On June 10, 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht Oil & Gas S.A (or OOG), which owns the Cidade de Itajai (or Itajai) FPSO unit, for a cash purchase price of $53.8 million. The Partnership’s investment in the Itajai FPSO unit is accounted for using the equity method.

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

e)
In 2014, the long-term bareboat contracts relating to two of the Partnership’s former conventional tankers, the SPT Explorer and Navigator Spirit, with a joint venture in which Teekay Corporation had a 50% interest, were novated under the same terms to a subsidiary of Teekay Corporation in January 2014 and March 2014, respectively. The excess of the contractual rates over the market rates at the time of the novations were $0.9 million and $1.0 million for the years ended December 31, 2015 and 2014, respectively, and is accounted for as an equity contribution from Teekay Corporation.

In December 2015, the Partnership terminated the long-term bareboat contracts for these two conventional tankers (see notes 11i and 19). Immediately following the contract terminations, the Partnership sold its 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the SPT Explorer and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers Ltd.

f)
In December 2014, the Partnership entered into an agreement with a consortium led by Queiroz Galvão Exploração e Produção SA (or QGEP) to provide an FPSO unit for the Atlanta field located in the Santos Basin offshore Brazil. In connection with the contract with QGEP, the Partnership acquired the Petrojarl I FPSO from Teekay Corporation for a purchase price of $57 million (see note 14e). The purchase price was financed by means of an intercompany loan payable to a subsidiary of Teekay Corporation, which was repaid in July 2015. Interest payments on the loan were at a fixed rate of 6.5%. The excess of the purchase price over Teekay Corporation’s carrying value of the Petrojarl I FPSO unit has been accounted for as an equity distribution to Teekay Corporation of $12.4 million in 2014. The Partnership has received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FPSO unit upgrade. These costs are capitalized and included as part of advances on newbuilding contracts and conversion costs and will be reclassified to vessels and equipment upon completion of the upgrades in late-2017. Project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $2.8 million as of December 31, 2016.

g)
In June 2015, the Partnership entered into 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. The Partnership has entered into contracts to construct three Suezmax DP2 shuttle tanker newbuildings. These vessels will replace the existing vessels servicing the East Coast of Canada. The three newbuildings are expected to be delivered in late-2017 through the first half of 2018 (see note 14f). The Partnership has received project management and engineering services from certain subsidiaries of Teekay Corporation relating to the construction of these shuttle tankers. These costs are capitalized and included as part of advances on newbuilding contracts and conversion costs and will be reclassified to vessels and equipment upon delivery of the vessels in late-2017 through the first half of 2018. Project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $2.2 million as of December 31, 2016.

h)
On July 1, 2015, the Partnership acquired from Teekay Corporation its 100% interest in the Dropdown Predecessor, which own the Petrojarl Knarr FPSO unit, which operates on the Knarr Field in the North Sea, for an equity purchase price of $529.4 million (see note 3).

i)
During 2016, one conventional tanker, two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation. In 2016, the Partnership terminated the long-term time-charter-out contract under which the one conventional tanker was employed with a subsidiary of Teekay Corporation. The Partnership concurrently received an early termination fee from Teekay Corporation of $4.0 million (see note 19), which is recorded in revenues on the consolidated statement of income for the year ended December 31, 2016.

In 2015, the Partnership terminated the long-term bareboat and time-charter-out contracts under which three conventional tankers were employed with a subsidiary of Teekay Corporation. The Partnership concurrently paid total net early termination fees to Teekay Corporation of $1.8 million (see note 19), which is recorded in revenues on the consolidated statements of income.

j)
Effective July 1, 2016, the Partnership issued a $200.0 million subordinated promissory note to a subsidiary of Teekay Corporation, to refinance the $100.0 million outstanding balance on the convertible promissory note in connection with the financing of the Dropdown Predecessor (see k(6) below) and the $100.0 million six-month loan issued by Teekay Corporation to the Partnership in January 2016

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(see k(7) below), both due July 1, 2016. The subordinated promissory note bears interest at an annual rate of 10.00% on the outstanding principal balance, which is payable quarterly and, of which (a) 5.00% is payable in cash and (b) 5.00% is payable in common units of the Partnership, or in cash, at the election of Teekay Corporation. If the Partnership pays cash for such second 5.00% of interest, the Partnership must raise at least an equal amount of cash proceeds from the issuance of common units in advance of or within six months following the applicable interest payment date. The outstanding principal balance of the subordinated promissory note, together with accrued interest, is payable in full on January 1, 2019. During the year ended December 31, 2016, the Partnership incurred $10.0 million of interest expense, of which $7.5 million was paid in cash and $2.5 million was settled through the issuance of 0.5 million common units of the Partnership under the terms of the subordinated promissory note.

k)
In June 2016, as part of various other financing initiatives, Teekay Corporation agreed to provide financial guarantees for the Partnership's liabilities associated with the long-term debt financing relating to the East Coast of Canada newbuilding shuttle tankers until their deliveries, which are expected to be in the third quarter of 2017 through the first half of 2018 (see note 14f), and for certain of the Partnerships interest rate swaps and cross currency swaps until early-2019. The guarantees cover liabilities totaling up to a maximum amount of $495.0 million. During the year ended December 31, 2016, a guarantee fee of $3.7 million was recognized in interest expense on the Partnership's consolidated statements of income, which represents the estimated fee a third party would charge to provide such financial guarantees. The guarantee fee was accounted for as an equity contribution by Teekay Corporation in the Partnership's consolidated statement of changes in total equity as Teekay Corporation has provided such financial guarantees at no cost to the Partnership.

l)
Teekay Corporation and its wholly-owned subsidiaries directly and indirectly provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative service needs. In addition, the Partnership reimburses the general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Year Ended December 31,
	2016 $	2015 $	2014 $
Revenues (1)	49,228	68,734	68,172
Vessel operating expenses (2)	(34,629)	(39,779)	(39,237)
General and administrative (3)(4)	(29,944)	(52,257)	(42,396)
Interest expense (5)(6)(7)(8)	(22,400)	(5,556)	(933)

(1)
Includes revenues from time-charter-out or bareboat contracts with subsidiaries or affiliates of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation, and net early termination fees paid or received by the Partnership to or from Teekay Corporation (see above and note 19).

(2)	Includes ship management and crew training services provided by Teekay Corporation.

(3)
Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and the Partnership’s general partner for costs incurred on the Partnership’s behalf.

(4)
Includes business development fees of $9.7 million, $2.2 million and $2.0 million to Teekay Corporation in connection with the acquisition of the Petrojarl Knarr FPSO unit, six long-distance towing and offshore installation vessels, and the Arendal Spirit UMS, respectively, during the year ended December 31, 2015 and business development fees of $1.6 million and $2.1 million to Teekay Corporation in connection with the acquisition of ALP and the Petrojarl I FPSO unit, respectively, during the year ended December 31, 2014.

(5)
Includes a guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility and for the Partnership's liabilities associated with the long-term debt financing relating to the East Coast of Canada shuttle tanker newbuildings and certain of the Partnerships interest rate swaps and cross currency swaps (see note 11k).

(6)
Includes interest expense of $3.2 million for the year ended December 31, 2016, incurred on the convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Dropdown Predecessor (see note 3) bearing interest at an annual rate of 6.50% on the outstanding principal balance.The outstanding principal balance of $100 million, together with accrued interest, was payable in full on July 1, 2016; however, this convertible promissory note was refinanced on July 1, 2016 (see note 11j). The outstanding principal balance of this convertible promissory note was $nil as at December 31, 2016.

(7)
Includes interest expense of $5.0 million for the year ended December 31, 2016, incurred on a $100.0 million six-month loan made by Teekay Corporation to the Partnership on January 1, 2016, bearing interest at an annual rate of 10.00% on the outstanding principal balance. The outstanding principal balance, together with accrued interest, was payable in full on July 1, 2016; however, this loan was refinanced on July 1, 2016 (see note 11j). The outstanding principal balance of this loan was $nil as at December 31, 2016.

(8)
Includes interest expense of $10.0 million for the year ended December 31, 2016, incurred on a $200.0 million subordinated promissory note issued to a subsidiary of Teekay Corporation effective July 1, 2016 (see note 11j). The subordinated promissory note bears interest at an annual rate of 10.00% on the outstanding principal balance, which as at December 31, 2016, was $200.0 million. The outstanding principal balance, together with accrued interest, is payable in full on January 1, 2019.

m)
At December 31, 2016, due from affiliates totaled $77.8 million (December 31, 2015 - $81.3 million) and due to affiliates totaled $296.6 million (December 31, 2015 - $304.6 million). Amounts due to and from affiliates, other than the $200.0 million promissory note issued to a subsidiary of Teekay Corporation (see 11j), are non-interest bearing and unsecured, and all current due to and from affiliates balances are expected to be settled within the next fiscal year in the normal course of operations or from financings.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

12.	Derivative Instruments

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the years ended December 31, 2016 and 2015, as cash flow hedges.

As at December 31, 2016, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset/(Liability) (in thousands of U.S. Dollars) Non-hedge	Average Forward Rate(1)	Expected Maturity
				2017	2018
				(in thousands of U.S. Dollars)
Norwegian Kroner	390,000	(1,482)	8.35	38,859	7,829
Euro	13,750	(304)	0.92	14,879	—
		(1,786)		53,738	7,829

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

In connection with its issuance of NOK bonds, the Partnership has entered into cross currency swaps pursuant to which it receives the principal amount in NOK on the repayment and maturity dates, in exchange for payments of a fixed U.S. Dollar amounts. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and repayments of principal at maturity of the Partnership’s NOK bonds due from 2018 to 2019 (see note 8). In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds. As at December 31, 2016, the Partnership was committed to the following cross currency swaps:

Principal Amount NOK(thousands)	Principal Amount USD(thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability)	Remaining Term (years)
		Reference Rate	Margin
420,000 (1)(2)	70,946	NIBOR	5.75%	8.84%	(25,821)	1.9
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(56,272)	2.0
1,000,000	162,200	NIBOR	4.25%	7.45%	(55,286)	2.1
					(137,379)

(1)	Notional amount reduces equally with NOK bond repayments (see note 8).

(2)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million (see note 8).

(3)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million (see note 8).

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. Certain of these interest rate swaps are designated and accounted for as hedges in the consolidated financial statements or within our equity-accounted for investments.

As at December 31, 2016, the Partnership was committed to the following interest rate swap agreements:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	600,000	(151,049)	7.9	5.0%
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	1,374,967	(52,057)	4.9	2.6%
		1,974,967	(203,106)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2016, ranged from 0.30% to 4.00%.

(2)	Notional amount remains constant over the term of the swap.

(3)	Principal amount reduces quarterly or semi-annually.

For the periods indicated, the following table presents the effective and ineffective portion of (losses) gains on interest rate swap agreements designated and qualifying as cash flow hedges. The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership's equity accounted joint ventures.

Year Ended December 31, 2016				Year Ended December 31, 2015
Effective Portion Recognized in AOCI (1)	Effective Portion Reclassified from AOCI (2)	Ineffective Portion (3)		Effective Portion Recognized in AOCI (1)	Effective Portion Reclassified from AOCI (2)	Ineffective Portion (3)
101	(64)	681	Interest expense	(65)	—	(1,050)	Interest expense
101	(64)	681		(65)	—	(1,050)

Year Ended December 31, 2014
Effective Portion Recognized in AOCI (1)	Effective Portion Reclassified from AOCI (2)	Ineffective Portion (3)
—	—	—
—	—	—

(1)	Effective portion of designated and qualifying cash flow hedges recognized in accumulated other comprehensive income (or AOCI).

(2)	Effective portion of designated and qualifying cash flow hedges recorded in AOCI during the term of the hedging relationship and reclassified to earnings.

(3)	Ineffective portion of designated and qualifying cash flow hedges.

As at December 31, 2016, the Partnership had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts governed by the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives are presented on a gross basis in the Partnership’s consolidated balance sheets. As at December 31, 2016, these derivatives had an aggregate fair value asset amount of $0.1 million and an aggregate fair value liability amount of $216.7 million (December 31, 2015 - an aggregate fair value asset amount of $nil and an aggregate fair value liability amount of $360.6 million). As at December 31, 2016, the Partnership had $30.2 million on deposit with the relevant counterparties as security for cross currency swap liabilities under certain master agreements (December 31, 2015 - $60.5 million). The deposit is presented in Restricted cash and Restricted cash - long-term on the consolidated balance sheets.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Other current assets $	Other assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2016
Foreign currency contracts	119	—	—	(1,634)	(271)
Cross currency swaps	—	—	(2,375)	(20,281)	(114,723)
Interest rate swaps	181	2,597	(5,653)	(33,087)	(167,144)
	300	2,597	(8,028)	(55,002)	(282,138)
As at December 31, 2015
Foreign currency contracts	80	—	—	(10,266)	(1,323)
Cross currency swaps	—	—	(2,196)	(42,878)	(138,253)
Interest rate swaps	—	1,894	(7,827)	(148,312)	(81,753)
	80	1,894	(10,023)	(201,456)	(221,329)

Total realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on derivative instruments in the consolidated statements of income. The effect of the (losses) gains on these derivatives in the consolidated statements of income for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Realized losses on derivative instruments
Interest rate swap termination	—	(10,876)	—
Interest rate swaps	(52,819)	(60,741)	(55,588)
Foreign currency forward contracts	(7,153)	(13,799)	(1,912)
	(59,972)	(85,416)	(57,500)
Unrealized gains (losses) on derivative instruments
Interest rate swaps	29,937	11,952	(75,777)
Foreign currency forward contracts	9,722	(240)	(10,426)
	39,659	11,712	(86,203)
Total realized and unrealized (losses) gains on derivative instruments	(20,313)	(73,704)	(143,703)

Realized and unrealized (losses) gains of cross currency swaps are recognized in earnings and reported in foreign currency exchange loss in the consolidated statements of income. The effect of the (losses) gains on cross currency swaps in the consolidated statements of income for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Realized losses	(53,497)	(10,140)	(1,992)
Unrealized gains (losses)	46,127	(61,734)	(93,953)
Total realized and unrealized losses on cross currency swaps	(7,370)	(71,874)	(95,945)

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

13.	Income Taxes

The significant components of the Partnership’s deferred tax assets and liabilities are as follows:

	December 31, 2016 $	December 31, 2015 $
Deferred tax assets:
Tax losses carried forward (1)	109,013	128,523
Other	2,747	2,815
Total deferred tax assets	111,760	131,338
Deferred tax liabilities:
Vessels and equipment	5,974	10,577
Long-term debt	1,691	3,218
Other	1,933	1,204
Total deferred tax liabilities	9,598	14,999
Net deferred tax assets	102,162	116,339
Valuation allowance	(78,365)	(86,906)
Net deferred tax assets	23,797	29,433
Disclosed in:
Deferred tax asset	24,659	30,050
Other long-term liabilities	862	617
Net deferred tax assets	23,797	29,433

(1)
As at December 31, 2016, the income tax losses carried forward of $442.2 million ($506.5 million – December 31, 2015) are available to offset future taxable income in the applicable jurisdictions, and can be carried forward indefinitely.

Certain of the balances in the comparative columns above have been adjusted with no impact on the amount of the net deferred tax assets.

The components of the provision for income taxes are as follows:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Current	(3,954)	(1,650)	(1,290)
Deferred	(4,854)	23,007	(889)
Income tax (expense) recovery	(8,808)	21,357	(2,179)

The Partnership operates in countries that have differing tax laws and rates. Consequently, a consolidated weighted average tax rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates. Reconciliations of the tax charge related to the current year at the applicable statutory income tax rates and the actual tax charge related to the current year are as follows:

	Year ended December 31, 2016 $	Year ended December 31, 2015 $	Year ended December 31, 2014 $
Net income before taxes	53,283	78,786	19,835
Net income not subject to taxes	(19,706)	12,601	(72,469)
Net income subject to taxes	72,989	66,185	92,304
At applicable statutory tax rates	12,972	14,527	12,484
Permanent differences	(13,277)	387	(4,677)
Adjustments related to currency differences	(1,869)	(1,060)	3,349
Valuation allowance	10,982	(35,211)	(8,977)
Tax expense (recovery) related to current year	8,808	(21,357)	2,179

The following is a tabular reconciliation of the Partnership’s total amount of unrecognized tax benefits at the beginning and end of 2016, 2015 and 2014:

	Year ended December 31, 2016 $	Year ended December 31, 2015 $	Year ended December 31, 2014 $
Balance of unrecognized tax benefits as at beginning of the year	4,047	6,779	7,037
Decreases for positions related to prior years	(3,376)	(3,082)	(258)
Increases for positions related to the current year	1,503	350	—
Balance of unrecognized tax benefits as at end of the year	2,174	4,047	6,779

The Partnership does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2010 through 2016 remain open to examination by some of the taxing jurisdictions in which the Partnership is subject to tax.

The interest and penalties on unrecognized tax benefits included in the tabular reconciliation above are not material.

14.	Commitments and Contingencies

a)
In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that is being converted from the Randgrid shuttle tanker, which the Partnership purchased in August 2015 from a 67%-owned subsidiary. The FSO conversion project is expected to cost approximately $328 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization. As at December 31, 2016, payments made towards this commitment totaled $248.9 million and the remaining payments required to be made are $78.9 million (2017). Following scheduled completion of the conversion in mid-2017, the newly converted FSO unit will commence operations under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options. The Partnership secured a long-term debt facility providing total borrowings up to $230 million in December 2015, of which $33.5 million was undrawn as at December 31, 2016.

b)
In March 2014, the Partnership acquired 100% of the shares of ALP, a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. One vessel was delivered to the Partnership during September 2016 and the remaining three vessel newbuildings are scheduled for delivery throughout 2017. The total cost to acquire these newbuildings is approximately $217 million, net of amounts reimbursable by Niigata Shipbuilding & Repair of Japan upon the delivery of the vessels. The Partnership paid $17.1 million upon the delivery of the first newbuilding, ALP Striker, in September 2016, net of a reimbursement of $7.0 million from the yard resulting from the delay in delivery. As at December 31, 2016, payments made towards these commitments totaled $172.9 million and the remaining payments required to be made under these newbuilding contracts are $44.3 million (2017). The Partnership secured a long-term debt facility of approximately $185 million to finance the newbuilding installments, of which $68.3 million was undrawn as at December 31, 2016.

c)
In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS, a Norway-based company focused on high-end UMS. As part of this transaction, the Partnership assumed three UMS newbuildings ordered from COSCO (Nantong) Shipyard (COSCO) in China. The Partnership took delivery of one UMS, the Arendal Spirit, in February 2015.

In June 2016, the Partnership canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit. As a result of this cancellation, during the second quarter of 2016, the Partnership wrote-off $43.7 million of assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets (see notes 4 and 19). The estimate of potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single purpose subsidiary that was a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred.

The estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. The Partnership estimates that the amount of potential damages related to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single purpose subsidiary that was a party to the Nantong Spirit newbuilding contract.

During September 2016, Sevan Marine ASA (or Sevan) commenced an action against Logitel, which the Partnership acquired in 2014, in the Oslo District Court. The action relates to the agreements between Sevan and CeFront Technology AS (or CeFront), related to the 2013 transfer to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively Logitel Offshore) of two hulls to be converted into UMS, including a $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan) granted by a Sevan affiliate to Logitel (or the 2013 Transaction). The action also relates to agreements between Sevan and the Partnership entered into in connection with the Partnership's acquisition of Logitel from CeFront in 2014 (or the 2014 Transaction). Sevan has claimed that the $60 million bond loan to Logitel contravened certain provisions of the Norwegian Corporate Law and that, Sevan is entitled to the remaining payment of $50 million plus interest set at the court’s discretion. Logitel intends to dispute these claims. In addition, Sevan has presented the Partnership with a formal notice of claim and request for arbitration seeking $10 million for license and service fees, which Sevan claims is payable in connection with the delivery of the Arendal Spirit. The parties are in the process of selecting an arbitration tribunal and exchanging information on their respective calculations of the amount of license and service fees that may be due.

In addition, in September 2016, CeFront commenced an action against Logitel in the Oslo District Court, claiming that $2.8 million is due under a management agreement and an additional $3.6 million will fall due by May 2017 under that agreement. CeFront also claims that $3.3 million is due under the earn-out provisions of the contracts related to the Arendal Spirit and that $20.2 million is due or will become due related to the earn-out provisions of the contracts for the Stavanger Spirit and Nantong Spirit. The Partnership is defending these claims based on the interpretation of the agreement. The partnership is uncertain as to the ultimate resolution of these claims (see note 4).

As at December 31, 2016, the Partnership has accrued $61.9 million in the aggregate related to the above claims and potential claims related to Logitel from Sevan, COSCO and CeFront.

d)
In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture of the Partnership and Odebrecht Oil and Gas S.A. (or OOG) on behalf of its field license partners. The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project has been completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in mid-2017 under a 12-year fixed-rate contract with a consortium led by Petroleo Brasileiro S.A. (or Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at December 31, 2016, payments made by the joint venture towards these commitments totaled $700.6 million and the estimated remaining payments required to be made by the joint venture are $302.3 million (2017). The joint venture secured a long-term debt facility in 2015 providing total borrowings of up to $804 million for the FPSO conversion (see note 20), of which $266.7 million was undrawn as at December 31, 2016 (see note 20).

e)
In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million. The Petrojarl I is undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands with an estimated cost of approximately $350 million, which includes the cost of acquiring the Petrojarl I. The FPSO is scheduled to commence operations in late-2017 under a five-year charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). As at December 31, 2016, payments made towards these commitments, including the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totaled $252.5 million and the remaining payments required estimated to be made are $97.5 million (2017). The Partnership is currently in negotiations with the yard regarding the valuation of certain variation orders relating to the upgrades. The outcome of these negotiations may impact the total estimated cost of the Petrojarl I FPSO unit. The Partnership has financed $171.2 million of the Petrojarl I FPSO upgrade cost through a fully-drawn long-term loan. Due to project delays in the delivery of the unit resulting from shipyard delays, an increased scope of work relating to field-specific requirements and the age of the unit, the Partnership is currently in discussions with QGEP, Damen and its lenders in the Petrojarl I loan facility to agree on revised delivery and charterer acceptance dates for the unit and other terms associated with the charter, shipyard contract and loan facility. In October 2016, December 2016, February 2017, and April 2017 the lenders agreed to extend the availability date of the loan for successive periods of two months, as the loan was subject to a mandatory prepayment provision, initially in early October 2016, if the unit was not accepted at that time by QGEP. These interim extensions provide additional time for the Partnership to negotiate a revised schedule for the delivery of the unit and thereafter, amend the loan facility to reflect the revised delivery schedule. As at December 31, 2016, the Partnership had $60 million held in escrow to fund the final upgrade costs (December 31, 2015 - $nil). This amount is presented in Restricted cash on the consolidated balance sheet.

f)
In June 2015, the Partnership entered into 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. These contracts were initially being serviced by three third party-owned shuttle tankers operating on the East Coast of Canada, which were chartered-in to the Partnership. One of these vessels was replaced by one of the Partnership’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. The Partnership has entered into contracts to construct three Suezmax DP2 shuttle tanker newbuildings for an aggregate fully built-up cost of approximately $372 million. These vessels will replace the existing vessels servicing the East Coast of Canada. The three newbuildings are expected to be delivered in late-2017 through the first half of 2018. As at December 31, 2016, payments made towards these commitments totaled $73.1 million and the remaining payments required to be made under these newbuilding contracts were $228.6 million (2017), and $70.6 million (2018). The Partnership secured long-term debt financing of $250 million to finance the newbuilding installments, of which $201.6 million was undrawn as at December 31, 2016.

g)
In March 2016, Petrobras claimed that the Partnership’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s charter contract should have resulted in a corresponding 2% rate reduction on the FPSO contract with Petrobras. The Partnership has estimated the maximum amount of the claim at $7.5 million, consisting of $5.4 million (which is the amount accrued by the Partnership as at December 31, 2016) from a return of 2% of the charter hire previously paid by Petrobras to the Partnership for the period from November 2011 up to December 31, 2016, and $2.1 million from a 2% reduction of future charter hire to the end of the term of the FPSO contract with Petrobras.

h)
In October 2016, the Partnership received a claim from Royal Dutch Shell Plc (or Shell) for liquidated damages of $23.6 million. This claim is based on Shell's allegation that the Petrojarl Knarr FPSO did not meet the conditions for achieving the Offshore Completion milestone on time. Shell is also claiming that the inability of the Partnership to meet the Offshore Completion milestone date in excess of the grace period has in effect resulted in a 20% reduction in the purchase price for which Shell may purchase the Petrojarl Knarr FPSO from the Partnership pursuant to an option granted in the Purchase Option Agreement. In the counterclaim, the Partnership has alleged that Offshore Completion was achieved after the milestone but within the grace period and that Shell had caused delays due to certain defaults in Shell’s specifications, as well as other events. It is the Partnership’s position that, due to delays caused by Shell, the Partnership is entitled to the daily lease rate for the unit for a period of time prior to when Shell actually started paying such rate and that Shell is not entitled to a reduction in the Purchase Option Price. The duration of any such period that the Partnership claims to be entitled to receive additional daily lease payments is in dispute. However, this Partnership expects that the amount of its claim relating to the counterclaim will exceed Shell's claim of liquidated damages. Nevertheless, uncertainty exists as to the resolution of the claims.

i)
In early-November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, Petrobras, initiated an operational review. Until the results of the review are available, Petrobras has suspended its charter hire payments since November 2016. The Partnership has completed an investigation to identify the cause of such incidents and has implemented corrective actions. There is a risk that Petrobras may seek to cancel the charter contract resulting from their operational review. If this occurs, the term loan outstanding for the Arendal Spirit UMS, which as at December 31, 2016 had a balance of $127.5 million, could become payable within 180 days of a cancellation. The Partnership is working to address Petrobras' concerns to bring the unit back into operations as soon as possible. Should the contract be cancelled, it could result in a reclassification of $112.5 million of long-term debt to the current portion of long-term debt unless the Partnership is able to obtain an extension from the lenders. A cancellation of the charter contract or demand for repayment of the loan would adversely affect the Partnership’s results of operations, financial condition and liquidity.

j)
In February 2017, the Partnership received a notice from Transocean Offshore International Ventures Limited (or Transocean) that it intends to file a claim against the Partnership arising from the towage of the Transocean Winner oil rig by one of the Partnerships towage vessels, the ALP Forward. Transocean intends to file a claim to recover losses it claims to have incurred relating to the grounding of the Transocean Winner in August 2016, including the costs associated with the salvage and replacement tow and other costs payable by Transocean as a result of this incident. The Partnership intends to dispute these claims, and also believes that any such claims would be covered by insurance. As of December 31, 2016, the Partnership had not accrued for any potential liability relating to these claims. An estimate of the possible loss or range of loss cannot be made at this time.

k)
As of December 31, 2016, the Partnership adopted the new accounting standard ASC-205-40, Presentation of Financial Statements - Going Concern, which requires management to assess if the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. Despite generating $44 million of net income and $354 million of cash flows from operating activities during 2016, the Partnership ended the year with a working capital deficit of $398 million. This working capital deficit is driven primarily from scheduled 2017 maturities and repayments of outstanding debt of $587 million which were classified as current liabilities as at December 31, 2016. In addition to these obligations, the Partnership also anticipates making payments related to commitments to fund vessels under construction or undergoing conversions/upgrades during 2017 and early 2018 of approximately $671 million, of which $437 million is expected to be funded from pre-arranged financing and a further $60 million is held in escrow as funding for the Petrojarl I FPSO project.

Based on these factors, over the one-year period following the issuance of its financial statements, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants. These anticipated sources of financing include refinancing debt facilities that mature during the one-year period, raising additional capital through equity issuances, increasing amounts available under existing debt facilities and entering into new debt facilities, negotiating extensions or redeployments of existing assets and the sale of partial interests of assets.

The Partnership is actively pursuing the funding alternatives described above, which it considers probable of completion based on the Partnership’s history of being able to raise equity, refinance loan facilities for similar types of vessels, and indicative offers received from potential investors for partial interests in certain assets. The Partnership is in various stages of completion on these matters.

Based on the Partnership’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership estimates that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

15.	Supplemental Cash Flow Information

a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2016, 2015 and 2014 are as follows:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Accounts receivable	34,669	(24,285)	73,020
Prepaid expenses and other assets	5,983	804	1,899
Accounts payable and accrued liabilities	38,627	(23,745)	(87,597)
Advances (to) from affiliate	(5,061)	73,129	(98,806)
	74,218	25,903	(111,484)

b)
Cash interest paid (including interest paid by the Dropdown Predecessor and Knarr Companies and realized losses on interest rate swaps) during the years ended December 31, 2016, 2015 and 2014 totaled $180.9 million, $179.5 million, and $135.4 million, respectively.

c)
Income taxes paid (including taxes paid by the Dropdown Predecessor and Knarr Companies) during the years ended December 31, 2016, 2015 and 2014 totaled $1.5 million, $0.8 million and $2.1 million, respectively.

d)
The Partnership’s consolidated statement of cash flows for the years ended December 31, 2015 reflects the Knarr Companies and the Dropdown Predecessor as if the Partnership had acquired Knarr Companies and the Dropdown Predecessor when the vessels began operations under the ownership of Teekay Corporation. For non-cash charges related to Knarr Companies and the Dropdown Predecessor (see note 3).

e)	The cash portion of the purchase price of vessels acquired from Teekay Corporation is as follows:

	Year ended December 31, 2016 $	Year ended December 31, 2015 $	Year ended December 31, 2014 $
Petrojarl Knarr (net of cash aquired of $14.2 million)(1) (note 3)	—	(112,710)	—
Voyageur Spirit (note 11c)	—	—	6,181
	—	(112,710)	6,181

(1)
As at December 31, 2015, the cash portion of the purchase price does not include the conversion of $300.0 million of the convertible promissory note into 14.4 million common units of the Partnership issued to Teekay Corporation (see note 3).

16.	Total Capital and Net Income Per Common Unit

At December 31, 2016, a total of 72.5% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (the Series A Preferred Units), Series B Cumulative Redeemable Preferred Units (the Series B Preferred Units), Series C-1 Cumulative Convertible Perpetual Preferred Units (the Series C-1 Preferred Units), and 74.0% of the 10.5% Series D Cumulative Convertible Perpetual Preferred Units (the Series D Preferred Units) are held by entities other than Teekay Corporation and its affiliates. A total of 26.0% of the Series D Preferred Units are held by Teekay Corporation.

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

•
The general partner may be removed if such removal is approved by common unitholders holding at least 66.66% of the outstanding units voting as a single class, including units held by the general partner and its affiliates.

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

During 2016, cash distributions were below $0.35 per common unit. Consequently, the increasing percentages were not used to calculate the general partner’s interest in net income for the purposes of the net income per common unit calculation for the year ended December 31, 2016.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities and liquidation amounts on the Series A, Series B, Series C-1 and Series D Preferred Units will be distributed to the common unitholders and the general partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

Series B Preferred Units, Series C Preferred Units and Series C-1 Preferred Units

In April 2015, the Partnership issued 5.0 million 8.50% Series B Preferred Units in a public offering with and aggregate redemption amount of $125.0 million, for net proceeds of $120.8 million. Pursuant to the partnership agreement, distributions on the Series B Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. At any time on or after April 20, 2020, the Series B Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. These units are listed on the New York Stock Exchange.

In July 2015, the Partnership issued 10.4 million 8.60% Series C Preferred Units Series C Cumulative Convertible Perpetual Preferred Units (the Series C Preferred Units) in a private placement for net proceeds of approximately $249.8 million. The terms of this original agreement provided that at any time after the 18 months anniversary of the closing date, at the election of each holder, the Series C Preferred Units may be converted on a one-for-one basis into common units of the Partnership. In addition, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeded $35.925, the Partnership had the option to convert the Series C Preferred Units into common units. Distributions on the Series C Preferred Units were cumulative from the date of original issue and payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. The Series C Preferred Units could be redeemed in cash if a change of control occurred in the Partnership. As a result, the Series C Preferred Units that were subject to this redemption feature were not included on the Partnership's consolidated balance sheet as part of total equity and were presented as temporary equity above the equity section but below the liabilities section. A summary description of the Series C Preferred Units is included in the Partnership’s Report on Form 6-K filed with the SEC on July 6, 2015. As a result of the exchange described below, no series C Preferred Units were outstanding as of December 31, 2016.

In June 2016, the Partnership and the holders of the Series C Preferred Units exchanged approximately 1.9 million of the Series C Preferred Units for approximately 8.3 million common units of the Partnership. The number of common units issued consists of the approximately 1.9 million common units that would have been issuable under the original conversion terms of the Series C Preferred Units plus an additional approximately 6.4 million common units to induce the exchange (the Inducement Premium). The value of the Inducement Premium 6.4 million common units on the date of conversion was approximately $37.7 million and has been charged to the limited partner - common units and the general partner.

In June 2016, the Partnership and the holders of the Series C Preferred Units also exchanged the remaining approximately 8.5 million Series C Preferred Units for approximately 8.5 million Series C-1 Preferred Units. The terms of the Series C-1 Preferred Units are equivalent to the terms of the Series C Preferred Units, with the exception that at any time after the 18 months anniversary of the original Series C Preferred Units closing date, at the election of each holder, each Series C-1 Preferred Unit is convertible into 1.474 common units of the Partnership. In addition, if a unitholder of the Series C-1 Preferred Units elects to convert their Series C-1 Preferred Units into common units of the Partnership, the Partnership now has the option to redeem these Series C-1 Preferred Units for cash instead of common units based on the closing market price of the common units of the Partnership at the time of the redemption. Furthermore, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeds 150% of $16.25 per unit, the Partnership has the option to convert the Series C-1 Preferred Units into common units. In addition, unlike the Series C Preferred Units, for which distributions were to be paid in cash, quarterly distributions on the Series C-1 Preferred Units for the eight consecutive quarters ending March 31, 2018 may be paid, in the Partnership's sole discretion, in cash, common units (at a discount of 2% to the ten days trading volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter, the distributions will be paid in cash. Consistent with the terms of the Series C Preferred Units, the Series C-1 Preferred Units may be redeemed in cash if a change of control occurs in the Partnership. As a result, the Series C-1 Preferred Units are not included on the Partnership's consolidated balance sheet as part of total equity and are presented as temporary equity above the equity section but below the liabilities section. A summary description of the Series C-1 Preferred Units is included in the Partnership’s Report on Form 6-K filed with the SEC on June 30, 2016. The exchange of the Series C Preferred Units for Series C-1 Preferred Units has been accounted for as an extinguishment of the Series C Preferred Units and the issuance of the Series C-1 Preferred Units. As a result, the excess of the carrying value of the Series C Preferred Units over

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

the fair value of Series C-1 Preferred Units of $20.6 million was accounted for as an increase to the limited partner - common units and the general partner (the Exchange Contribution).

Series D Preferred Units and Detachable Warrants

On June 29, 2016, the Partnership issued a total of 4.0 million of its 10.5% Series D Preferred Units to a group of investors and subsidiaries of Teekay Corporation. These investors and Teekay Corporation also received an aggregate of 4,500,000 warrants with an exercise price equal to the closing price of the Partnership’s common units on June 16, 2016, or $4.55 per unit (the $4.55 Warrants) and an aggregate of 2,250,000 warrants with an exercise price at a 33% premium to the closing price of the Partnership’s common units on June 16, 2016, or $6.05 per unit (the $6.05 Warrants). The gross proceeds from the sale of these securities was $100.0 million (approximately $97.2 million net of offering costs).

The Partnership pays to holders of the Series D Preferred Units a cumulative, quarterly cash distribution in arrears at an annual rate of 10.5%. However, the Partnership may elect to pay the quarterly distributions for the first eight consecutive quarters following issuance, in the Partnership's sole discretion, in cash, common units (at a discount of 4% discount to the ten days trading volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter, the distributions will be paid in cash. The Series D Preferred Units have a liquidation value of $25.00 per unit plus an amount equal to any accrued but unpaid distributions to the date fixed for payment. The Series D Preferred Units have no mandatory redemption date, but they are redeemable at the Partnership’s option after June 29, 2021 for a 10% premium to the liquidation value and for a 5% premium to the liquidation value any time after June 29, 2022. The Series D Preferred Units are exchangeable into common units of the Partnership at the option of the holder at any time after June 29, 2021, based on the greater of the ten days trading volume weighted average price at the time of the notice of exchange or $4.00. A change of control event involving the purchase of at least 90% of the Partnership's common units would result in the Series D Preferred Units being redeemable for cash. The change of control premium to the liquidation preference on the redemption is initially 25% until June 29, 2017, scaling down five percentage points per anniversary thereof to five from June 29, 2021. Other change of control events may result in the holders of the Series D Preferred Units retaining their interest in the Series D Preferred Units, receiving from the surviving corporation a mirror security to the Series D Preferred Units or the Series D Preferred Units being redeemed for cash and/or common units. The Series D Preferred Units rank senior to all common units, pari passu with the Series A, B and C-1 Preferred Units and junior with respect to any senior securities, with respect to distribution rights and liquidation preference. The holders of Series D Preferred Units generally only have voting rights in proposed transactions that would result in a change of control, the creation or issuance of any senior securities and the issuance of any parity securities if distributions payable on any of the Partnership's Preferred Units are in arrears. The Partnership has filed a registration statement with respect to the Series D Preferred Units and the common units issuable upon exercise of the Warrants, which was declared effective August 31, 2016 and has agreed to use commercially reasonable efforts to cause a registration statement with respect to the common units underlying the Series D Preferred Units to be declared effective within 60 days prior to June 29, 2021. In addition, the Partnership has agreed to pay liquidated damages in the event it fails to do so; however, this is not considered probable of occurring.

The Partnership issued warrants which allow the holders to acquire up to 4,500,000 common units for a price of $4.55 per common unit and 2,250,000 common units for a price of $6.05 per common unit (the Warrants). The Warrants have a seven-year term and are exercisable any time after six months following their issuance date. The Warrants will be net settled in either cash or common units at the Partnership’s option. In the event of a change in control in which the Partnership is not the surviving entity, the Partnership will use commercially reasonable efforts to deliver or cause to be delivered one or more warrants in the surviving entity that has substantially similar rights, preferences and privileges as the Series D Preferred Units. The Partnership filed a registration statement with respect to the common units issuable upon exercise of the Warrants and to be declared effective by the six months anniversary of the issuance date of the Warrants, which was declared effective August 31, 2016.

Net cash proceeds of approximately $97.2 million (which is net of approximately $2.8 million of issuance costs), were allocated on a relative fair value basis to the Series D Preferred Units (approximately $83.5 million), to the $4.55 Warrants (approximately $9.5 million) and to the $6.05 Warrants (approximately $4.3 million). The Warrants qualify as freestanding financial instruments and are accounted for separately from the Series D Preferred Units. The Series D Preferred Units are presented as temporary equity as they are not mandatorily redeemable and the prospect of a forced redemption paid with cash due to a change of control event is not presently probable. The Warrants are recorded as permanent equity in the Partnership's consolidated balance sheets with 6,750,000 Warrants outstanding at December 31, 2016 (December 31, 2015 - nil). The $16.5 million difference between the amount of net proceeds allocated to the Series D Preferred Units based on relative fair values and the redemption value of the Series D Preferred Units is subject to periodic accretion over the five-year period until they become redeemable. As a result, for year ended December 31, 2016, $1.7 million was accounted for as a charge to the limited partners - common units and the general partner.

Net Income Per Common Unit

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Year ended
	December 31, 2016	December 31, 2015	December 31, 2014
	$	$	$
Limited partners' interest in net income	(12,952)	31,205	(19,380)
Preferred units - periodic accretion	(1,644)	—	—
Additional consideration for induced conversion of Series C Preferred Units	(36,961)	—	—
Deemed contribution on exchange of Series C Preferred Units	20,231	—	—
Limited partners' interest in net income for basic net income per common unit	(31,326)	31,205	(19,380)
Weighted average number of common units	124,747,207	98,507,732	86,212,290
Dilutive effect of unit based compensation	—	94,680	—
Common units and common unit equivalents	124,747,207	98,602,412	86,212,290

Limited partner's interest in net income per common unit
- basic	(0.25)	0.32	(0.22)
- diluted	(0.25)	0.32	(0.22)

Limited partners’ interest in net income per common unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the non-controlling interests, the general partner’s interest and the distributions on the Series A, B, C, C-1 and D Preferred Units, the periodic accretion of the Series D Preferred Units, the Inducement Premium and the Exchange Contribution, by the weighted-average number of common units outstanding during the period. The distributions payable and paid on the preferred units for the year ended December 31, 2016 were $45.8 million (2015 - $28.6 million, 2014 - $10.9 million).

The computation of limited partners’ interest in net income per common unit - diluted assumes the issuance of common units for all potentially dilutive securities, consisting of restricted units (see note 17), the Warrants and Series C, C-1 and D Preferred Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series C, C-1 and D Preferred Units, the periodic accretion of the Series D Preferred Units, the Inducement Premium and the Exchange Contribution. In addition, the weighted average number of common units outstanding has been increased assuming exercise of the restricted units and Warrants using the treasury stock method and assuming the Series C, C-1 and D are converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit - diluted does not assume the issuance of common units pursuant to the restricted units, Warrants and Series C, C-1 and D Preferred Units if the effect would be anti-dilutive. In periods where a loss is attributable to common unitholders, all restricted units, Warrants, the Series C, C-1 and D Preferred Units are anti-dilutive.

Therefore, for the year ended December 31, 2016, 40.6 million common unit equivalent Series C, C-1 and D Preferred Units and 7.1 million restricted units and common unit equivalent Warrants, respectively, were excluded from the computation of limited partners’ interest in net income per common unit - diluted, as their effect was anti-dilutive. For the years ended December 31, 2015 and December 31, 2014, 5.1 million Series C Preferred Units and 0.1 million restricted units, respectively, were excluded from the computation of limited partners' interest in net income per unit - diluted, as their effect was anti-dilutive.

The general partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less, among other things, the amount of cash reserves established by the general partner’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units, Series B Preferred Units, Series C-1 Preferred Units and Series D Preferred Units. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Public and Private Offerings of Common Units
The following table summarizes the issuances of common units over the three years ending December 31, 2016:

Date	Offering Type	Number of Common Units Issued	Offering Price	Gross Proceeds (i)	Net Proceeds	Teekay Corporation’s Ownership After the Offering(ii)	Use of Proceeds
				(in millions of U.S. Dollars)
During 2014	COP	213,350	(iii)	7.8	7.6	(iii)	General partnership purposes
November 2014	Private	6,704,888	$26.10	178.6	178.5	27.26%	For general partnership purposes, which included funding vessel conversion projects and finance newbuilding UMS and towage vessels.
During 2015	COP	211,077	(iii)	3.6	3.5	(iii)	General partnership purposes
July 2015	Private	14,402,304	$20.83	306.1	306.1	37.06%	Partially finance the acquisition of the Knarr companies.
During 2016	COP	5,525,310	(iv)	31.8	31.0	(iv)	General partnership purposes
June 2016	Private	21,978,022	$4.55	102.0	99.5	29.25%	For general partnership purposes, which included funding existing newbuilding installments and capital conversion projects.
During 2016	PIK	4,558,624	(v)	0.5	0.5	(v)	(v)
June 2016	Series C Conversion	8,323,809	(vi)	0.9	0.7	(vi)	(vi)

(i)	Including the General Partner’s 2% proportionate capital contribution.

(ii)	Including Teekay Corporation’s indirect 2% general partner interest.

(iii)
In May 2013, the Partnership implemented a continuous offering program (or COP), under which the Partnership may issue new common units, representing limited partner interests, at market prices from time to time up to a maximum aggregate amount of $100 million.

(iv)	In June 2016, the Partnership implemented a replacement $100 million COP.

(v)
Common units issued or issuable as a payment-in-kind for the distributions on the Partnership's Series C-1 and D Preferred Units and on the Partnership's common units and general partner interest held by subsidiaries of Teekay Corporation and payment-in-kind for interest on a subordinated promissory note to Teekay Corporation (see note 11j). In June 2016, the Partnership agreed with Teekay Corporation that, until the Partnership's Norwegian Kroner bonds maturing in 2018 have been repaid, all distributions to be paid by the Partnership to Teekay Corporation or its affiliates, including the Partnership's general partner, related to common and preferred units held by Teekay Corporation or its affiliates (other than with respect to incentive distribution rights) will be paid in the form of common units.

(vi)
In June 2016, the Partnership and the holders of the Series C Preferred Units exchanged approximately 1.9 million of the Series C Preferred Units for approximately 8.3 million common units of the Partnership. The number of common units issued consists of the approximately 1.9 million common units that would have been issuable under the original conversion terms of the Series C Preferred Units plus an additional approximately 6.4 million common units to induce the exchange (the Inducement Premium).

17.	Unit Based Compensation

During the year ended December 31, 2016, a total of 76,084 common units, with an aggregate value of $0.3 million, were granted and issued to the non-management directors of the general partner as part of their annual compensation for 2016.

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. During March 2016, 2015 and 2014, the Partnership granted restricted unit-based compensation awards with respect to 601,368, 102,834 and 67,569 units, respectively, with aggregate grant date fair values of $2.4 million, $2.1 million and $2.1 million, respectively for 2016, 2015 and 2014, based on the Partnership’s closing unit price on the grant dates. Each restricted unit is equal in value to one of the Partnership’s common units. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash.

During the year ended December 31, 2016, restricted unit-based awards with respect to a total of 76,637 common units with a fair value of $2.0 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 25,286 common units and by paying $0.2 million in cash.

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

The Partnership recorded unit-based compensation expense of $1.9 million, $0.9 million and $1.9 million, during the years ended December 31, 2016, 2015 and 2014, respectively, in general and administrative expenses in the Partnership’s consolidated statements of income.

As of December 31, 2016 and December 31, 2015, liabilities relating to cash settled restricted unit-based compensation awards of $1.1 million and $0.4 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at December 31, 2016, the Partnership had $1.6 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of 1.2 years.

18.	Acquisitions

a)	Acquisition of ALP Maritime Services B.V.

On March 14, 2014, the Partnership acquired 100% of the shares of ALP. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings (see note 14b).

The Partnership acquired ALP for a purchase price of $2.6 million, which was paid in cash, and also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. The Partnership has the option to pay up to 50% of this compensation through the issuance of common units of the Partnership. Each of the contingent compensation amounts are payable only if the three shareholders are employed by ALP at the time performance conditions are met. For the year ended December 31, 2016, compensation cost was $0.7 million and was recorded in general and administrative expenses in the Partnership’s consolidated statements of income (December 31, 2015 - $0.7 million, December 31, 2014 - $0.5 million). The Partnership also incurred a $1.0 million fee to a third party associated with the acquisition of ALP in 2014 and a $1.6 million business development fee to Teekay Corporation in 2014 (see note 11l) for assistance with the acquisition, which have been recognized in general and administrative expenses during 2014.

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

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including their experience, skills and abilities. Operating results of ALP are reflected in the Partnership’s financial statements commencing March 14, 2014, the effective date of the acquisition. For the year ended December 31, 2014, the Partnership recognized $0.5 million of revenue and $2.3 million of net loss resulting from this acquisition. The following table shows summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2014, giving effect to the Partnership’s acquisition of ALP as if it had taken place on January 1, 2014:

(in thousands of U.S. Dollars, except per unit data)	Pro Forma Year Ended December 31, 2014
Revenues	1,019,674
Net income from continuing operations	17,495
Limited partners' interest in net income from continuing operations per common unit:
- Basic	(0.23)
- Diluted	(0.23)

b)	Acquisition of Logitel Offshore Holding AS
On August 11, 2014, the Partnership acquired 100% of the outstanding shares of Logitel. The purchase price for the shares of Logitel consisted of $4.0 million in cash paid at closing and a potential additional cash amount of $27.6 million, subject to reductions of some or all of this potential additional amount if certain performance criteria were not met, primarily relating to the construction of the three UMS ordered (see note 4a).

Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract with Petrobras in Brazil for the first UMS, the Arendal Spirit, which delivered in February 2015 and commenced its contract with Petrobras in June 2015. During 2016, the Partnership canceled the UMS construction contracts for its two remaining UMS newbuildings (see notes 4a and 14c).

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

Operating results of Logitel are reflected in the Partnership’s financial statements commencing August 11, 2014, the effective date of acquisition. For the year ended December 31, 2014, the Partnership recognized $nil revenue and $1 million of net loss resulting from this acquisition. The following table shows summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2014, giving effect to the Partnership’s acquisition of Logitel as if it had taken place on January 1, 2014:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(in thousands of U.S. Dollars, except per unit data)	Pro Forma Year Ended December 31, 2014
Revenues	1,019,539
Net income from continuing operations	16,717
Limited partners' interest in net income from continuing operations per common unit:
- Basic	(0.24)
- Diluted	(0.24)

19.	(Write-down) and Gain (Loss) on Sale of Vessels, Conventional Tankers Dispositions and Discontinued Operations

(Write-down) and Gain (Loss) on Sale of Vessels

In 2016, the Partnership sold a 1992-built shuttle tanker, the Navion Torinita, for net proceeds of $5.0 million, which was the approximate carrying value of the vessel at the time of sale, and sold a 1995-built shuttle tanker, the Navion Europa, for net proceeds of $14.4 million, for which the Partnership recorded a gain on sale of $6.8 million in the Partnership's shuttle tanker segment, in a 67%-owned subsidiary of the Partnership. The gain on sale of $6.8 million recorded includes both the Partnership's interest and the non-controlling interest. The Navion Torinita had previously been written down to its estimated fair value, using an appraised value as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015. The Partnership’s consolidated statement of income for the year ended December 31, 2015 includes a $1.7 million write-down related to this vessel. The write-down is included in the Partnership’s shuttle tanker segment.

During the fourth quarter of 2016, the carrying value of the Navion Marita was written down to its estimated fair value, using an appraised value, as a result of fewer opportunities to trade the vessel in the conventional tanker market. The Partnership’s consolidated statement of income for the year ended December 31, 2016, includes a $2.1 million write-down related to this vessel. The write-down is included in the Partnership’s shuttle tanker segment. In 2016, the carrying value of one of the Partnerships FSO units, the Navion Saga, was written down to its estimated fair value, using an appraised value, as a result of the expected sale of the unit and the unit was classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2016. The Partnership’s consolidated statement of income for the year ended December 31, 2016, includes a $1.0 million write-down related to this FSO unit. The write-down is included in the Partnership's FSO segment. In 2016, the Partnership canceled the UMS construction contracts for its two UMS newbuildings. As a result, the carrying values of these two UMS newbuildings were written down to $nil. The Partnership's consolidated statements for the year ended December 31, 2016 includes a $43.7 million write-down related to these two UMS newbuildings (see notes 4 and 14c). The write-down is included in the Partnership’s UMS segment.

In 2015, the carrying values of two of the Partnership’s 2000s-built conventional tankers and seven of the Partnership’s 1990s-built shuttle tankers were written down to their estimated fair value, using appraised values. The write-down of the two conventional tankers was the result of the expected sale of the vessels and the vessels were classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015 (see below). The Partnership’s consolidated statement of income for the year ended December 31, 2015, includes a $3.9 million write-down related to these two conventional tankers. The write-down is included in the Partnership’s conventional tanker segment. Of the seven shuttle tankers, during the first quarter of 2015, one shuttle tanker was written down as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015. An additional shuttle tanker was written down during the first quarter of 2015 as a result of a change in the operating plan of the vessel. In the fourth quarter of 2015, the write-down of five shuttle tankers, which have an average age of 17.5 years, was the result of changes in our expectations of their future opportunities, primarily due to their advanced age. The Partnership’s consolidated statement of income for the year ended December 31, 2015, includes total write-downs of $66.7 million related to these seven shuttle tankers. The write-downs are included in the Partnership’s shuttle tanker segment. In 2015, the Partnership sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Partnership’s consolidated statement of income for the year ended December 31, 2015 includes a $1.6 million gain related to the sale of this vessel. The gain on sale is included in the Partnership’s shuttle tanker segment.

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

Conventional Tankers Dispositions

In March 2016, the time-charter contract with a subsidiary of Teekay Corporation for a 2004-built conventional tanker, the Kilimanjaro Spirit, was terminated by the Partnership. The Partnership concurrently received an early termination fee of $4.0 million from Teekay Corporation. Immediately following the charter termination, the Partnership sold the Kilimanjaro Spirit for net proceeds of $26.7 million and also sold a 2003-built conventional tanker, the Fuji Spirit, for net proceeds of $23.7 million, which were the approximate carrying values of the vessels at the time of sale. The two vessels were classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015. As part of the sale of these vessels, the Partnership is in-chartering these vessels for a period of 3 years each, both with an additional 1-year

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

extension option. One vessel is fixed on a two-year time-charter-out contract which commenced during the second quarter of 2016, and the other vessel is currently trading in the spot conventional tanker market.

In December 2015, bareboat and time-charter contracts with a subsidiary of Teekay Corporation for the SPT Explorer, Navigator Spirit and Fuji Spirit were terminated by the Partnership. The Partnership concurrently paid total net charter termination fees to Teekay Corporation of $1.8 million. Immediately following the charter terminations, the Partnership sold its 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the SPT Explorer and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers Ltd., a company under common control, for net proceeds of $39.0 million, consisting of $80.0 million for the vessels and $8.6 million for working capital less $49.6 million for assumption of long-term debt. The $14.3 million excess of the purchase price over the Partnership’s carrying value of SPT Explorer L.L.C. and Navigator Spirit L.L.C. was accounted for as an equity contribution in the Partnership’s consolidated statement of changes in total equity.

The following table summarizes the pretax profit and components thereof for the SPT Explorer, Navigator Spirit, Fuji Spirit and Kilimanjaro Spirit for the periods presented in the consolidated statements of income, while these vessels were owned by the Partnership:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Revenues	8,030	30,230	33,566
Voyage expenses	(435)	(2,326)	(5,373)
Vessel operating expenses	(1,340)	(6,234)	(5,906)
Depreciation and amortization	—	(6,583)	(6,680)
General and administrative	(1)	(11)	(8)
Income from vessel operations	6,254	15,076	15,599
Interest expense	(142)	(1,007)	(902)
Foreign currency exchange loss	(4)	(7)	(6)
Other expense - net	—	—	(4)
Net income before income tax expense	6,108	14,062	14,687

20.	Investment in Equity Accounted Joint Ventures and Advances to Joint Venture

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture with OOG. The vessel is committed to a new FPSO unit conversion for the Libra field. The FPSO unit is scheduled to commence operations in mid-2017 (see note 14d). In conjunction with the conversion project, in late-2015, the Libra Joint Venture entered into a ten-year plus construction period loan facility providing total borrowings of up to $804 million, of which $537 million was drawn as of December 31, 2016. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.50% to 2.65%. The final payment under the loan facility is due October 2027. The Partnership and OOG have severally guaranteed to the banks their 50% shares of the equity contributions scheduled to fund the conversion project, and have jointly guaranteed any unexpected equity requirements. In addition, the Libra Joint Venture entered into ten-year interest rate swap agreements to economically hedge expected interest payments on the loan facility from 2017 to 2027, with an aggregate notional amount of $301 million which amortizes quarterly over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.49%. These interest rate swap agreements have been designated as qualifying cash flow hedging instruments for accounting purposes. During 2016, as a result of certain defaults on interest payments by an OOG affiliate which OOG had guaranteed, the Libra Joint Venture was required to obtain cross default waivers from the lenders of the construction period loan facility. The current waiver is due to expire on June 16, 2017. Although the Libra Joint Venture expects to obtain further cross default waivers from the facility lenders, a failure to do so could adversely affect its ability to fund and complete the Libra FPSO conversion (see note 14d).

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with OOG, which owns the Itajai FPSO unit. Included in the joint venture is an eight-year loan facility, which as at December 31, 2016 had an outstanding balance of $198 million. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.15% and 2.45%. The final payment under the loan facility is due October 2021. The Partnership has guaranteed its 50% share of the loan facility. In addition, the joint venture entered into ten-year interest rate swap agreements with an aggregate notional amount of $88 million as at December 31, 2016, which amortizes semi-annually over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.63%. These interest rate swap agreements are not designated as qualifying cash flow hedging instruments for accounting purposes. As at December 31, 2014, the Partnership advanced $5.2 million to the joint venture, which was repaid during 2015.

As at December 31, 2016 and 2015, the Partnership had total investments of $141.8 million and $77.6 million, respectively, in joint ventures. No indicators of impairment existed at December 31, 2016 and 2015.

The following table presents aggregated summarized financial information assuming a 100% ownership interest in the Partnership’s equity method investments. The results included are for the Itajai FPSO joint venture from June 2013 and the Libra Joint Venture from October 2014.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	As at December 31,
	2016 $	2015 $
Cash and cash equivalents	48,561	17,212
Other assets - current	17,172	18,846
Vessels and equipment and conversion costs	1,001,337	589,731
Other assets - non-current	10,128	5,385
Current portion of long-term debt	105,736	28,889
Other liabilities - current	40,015	18,514
Long-term debt	607,588	390,219
Other liabilities - non-current	29,795	34,978

	Year ended December 31,
	2016 $	2015 $	2014 $
Revenues	80,999	82,831	82,845
Income from vessel operations	42,380	37,351	35,273
Realized and unrealized (losses) gains on derivative instruments	1,608	(13,214)	(6,656)
Net income	35,866	15,344	20,682