Form 20-F
period 2017-12-31
Teekay Offshore Partners L.P.
filed 2018-03-21
CIK 1382298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________
FORM 20-F
___________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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
Telephone: (441) 298-2533
Fax: (441) 292-3931
(Contact information for company contact person)
Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Units	New York Stock Exchange
Series A Preferred Units	New York Stock Exchange
Series B Preferred Units	New York Stock Exchange
Series E Preferred Units	New York Stock Exchange
6.00% Notes due 2019	New York Stock Exchange
Securities registered or to be registered, pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
___________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
410,045,210 Common Units
6,000,000 Series A Preferred Units
5,000,000 Series B Preferred Units
Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark if the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer  ☐                 Accelerated Filer  ☒                Non-Accelerated Filer ☐                Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

•
our ability to refinance existing debt obligations, to raise additional debt and capital, to fund capital expenditures, obtain loans from our sponsors, negotiate extensions or redeployments of existing assets and the sale of partial interests of certain assets;

•
our ability to maintain and expand long-term relationships with major crude oil companies, including our ability to service fields until they no longer produce, and the negative impact of low oil prices on the likelihood of certain contract extensions;

•	the derivation of a substantial majority of revenue from a limited number of customers;

•
the outcome and cost of claims and potential claims against us, including claims and potential claims by COSCO (Nantong) Shipyard (or COSCO) relating to Logitel Offshore Holding AS (or Logitel) and cancellation of Units for Maintenance and Safety (or UMS) newbuildings, by Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) relating to the Petrojarl I FPSO upgrade, by Sembcorp Marine Ltd. (or Sembcorp) Shipyard related to the Randgrid FSO conversion, by Petroleo Brasileiro S.A. (or Petrobras) associated with the Piranema Spirit FPSO and by Royal Dutch Shell Plc (or Shell) associated with the Petrojarl Knarr FPSO.

•
our ability to leverage to our advantage the expertise, relationships and reputation of Teekay Corporation and Brookfield Business Partners L.P. together with its institutional partners (Brookfield Business Partners L.P. and/or any one or more of its affiliates referred to herein as Brookfield) to pursue long-term growth opportunities;

•
offers of shuttle tankers, floating storage and off-take (or FSO) units, or floating production, storage and offloading (or FPSO) units and related contracts from Teekay Corporation and our accepting such offers;

•
our continued ability to enter into fixed-rate time charters and FPSO contracts with customers, including the effect of a continuation of lower oil prices to motivate charterers to use existing FPSO units on new projects;

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

•
certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings, acquisitions and upgrades, including the upgrade of the Petrojarl I FPSO unit and shuttle tanker newbuildings;

•	expected employment and trading of older shuttle tankers;

•	our ability to recover the initial discounted rate for the Petrojarl I FPSO five-year charter contract over the final 3.5 years of the contract;

•	the timing and finalization of the contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit;

•	the expectations as to the chartering of unchartered vessels, including towage vessels and the HiLoad DP unit;

•	our expectations regarding competition in the markets we serve;

•	our entering into joint ventures or partnerships with companies;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;

•	the duration of dry dockings;

•	the future valuation of goodwill;

•	our compliance with covenants under our credit facilities;

•	timing of settlement of amounts due to and from affiliates;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner;

•	increasing the efficiency of our business and redeploying vessels as charters expire or terminate;

•	the adequacy of our insurance coverage;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•
the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business, including the expected cost to install ballast water treatment systems on our vessels in compliance with the International Marine Organization (or IMO) proposals;

•	the conclusion of the investigation into allegations of improper payments by one of our subsidiaries to Brazilian agents;

•	anticipated taxation of our partnership and its subsidiaries and taxation of unitholders and the adequacy of our reserves to cover potential liability for additional taxes;

•	our intent to take the position that we are not a passive foreign investment company;

•	the potential for the reorganization of our FPSO business to result in a lower cost organization going forward;

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
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay Offshore Partners L.P. and its subsidiaries for the fiscal years 2013 through 2017, which have been derived from our consolidated financial statements.

The following tables should be read together with, and are qualified in their entirety by reference to, (a) Item 5. Operating and Financial Review and Prospects, included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of

Independent Registered Public Accounting Firm thereon (which are included herein), with respect to the consolidated financial statements as at December 31, 2017 and December 31, 2016 and for each of the fiscal years in the three-year period ended December 31, 2017.

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

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

		Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. Dollars, except per unit, unit and fleet data)
Income Statement Data:
Revenues	1,110,284	1,152,390	1,229,413	1,019,539	930,739
(Loss) income from vessel operations (1)	(116,005)	230,853	283,399	256,218	103,418
Interest expense	(154,890)	(140,611)	(122,838)	(88,381)	(62,855)
Interest income	2,707	1,257	633	719	2,561
Realized and unrealized (loss) gain on derivative instruments	(42,853)	(20,313)	(73,704)	(143,703)	34,820
Equity income	14,442	17,933	7,672	10,341	6,731
Foreign currency exchange loss (2)	(14,006)	(14,805)	(17,467)	(16,140)	(5,278)
Loss on bond repurchase	—	—	—	—	(1,759)
Other income (expense) - net	11,065	(21,031)	1,091	781	1,144
Income tax recovery (expense)	98	(8,808)	21,357	(2,179)	(2,225)
Net (loss) income from continuing operations	(299,442)	44,475	100,143	17,656	76,557
Net loss from discontinued operations	—	—	—	—	(4,642)
Net (loss) income	(299,442)	44,475	100,143	17,656	71,915
Non-controlling and other interests in net income from continuing operations	40,059	57,427	68,938	37,036	62
Non-controlling and other interests in net loss from discontinued operations	—	—	—	—	(452)
Limited partners’ interest:
Net (loss) income from continuing operations	(339,501)	(12,952)	31,205	(19,380)	76,495
Net (loss) income from continuing operations per
Common unit - basic (3)	(1.45)	(0.25)	0.32	(0.22)	0.93
Common unit - diluted (3)	(1.46)	(0.25)	0.32	(0.22)	0.93
Net loss from discontinued operations	—	—	—	—	(4,190)
Net loss from discontinued operations per common unit (basic and diluted) (3)	—	—	—	—	(0.05)
Cash distributions declared per common unit	0.14	0.44	2.18	2.15	2.11
Balance Sheet Data (at end of year):
Cash and cash equivalents	221,934	227,378	258,473	252,138	219,126
Restricted cash	28,360	114,909	60,520	46,760	—
Vessels and equipment (4)	4,687,494	4,716,933	4,743,619	3,183,465	3,089,582
Investments in equity accounted joint ventures	169,875	141,819	77,647	54,955	52,120
Total assets	5,637,795	5,718,620	5,744,166	3,917,837	3,786,700
Total debt	3,123,728	3,182,894	3,363,874	2,408,596	2,349,590
Total equity	1,473,528	1,138,596	967,848	802,853	821,341
Common units outstanding	410,045,210	147,514,113	107,026,979	92,386,383	85,452,079
Preferred units outstanding (5)	11,000,000	23,517,745	21,438,413	6,000,000	6,000,000
Cash Flow Data:
Net cash flow from (used for):

Operating Activities	234,752	353,904	371,456	160,186	255,387
Financing Activities	299,944	(105,235)	272,903	42,404	231,865
Investing Activities	(540,140)	(279,764)	(638,024)	(169,578)	(474,465)
Other Financial Data:
Net revenues (6)	1,010,840	1,071,640	1,131,407	906,999	827,096
EBITDA (7)	162,618	492,648	475,590	306,050	338,082
Adjusted EBITDA (7)	533,875	587,781	631,480	467,868	397,445
Expenditures for vessels and equipment	533,260	294,581	664,667	172,169	455,578
Fleet data:
Average number of shuttle tankers (8)	31.7	32.5	33.8	34.7	33.8
Average number of FPSO units (8)	8.0	8.0	7.8	5.2	4.2
Average number of conventional tankers (8)	2.0	2.0	3.9	4.0	5.2
Average number of FSO units (8)	6.8	7.0	6.6	6.0	5.8
Average number of towing vessels (8)	7.9	6.3	4.3	—	—
Average number of units for maintenance and safety (8)	1.0	1.0	0.9	—	—

(1)(Loss) income from vessel operations includes, among other things, the following:

	Year Ended December 31,
	2017	2016	2015	2014	2013
(Write-down) and gain (loss) on sale of vessels	(318,078)	(40,079)	(69,998)	(1,638)	(76,782)
Restructuring (charge) recovery	(2,664)	(4,649)	(568)	225	(2,607)
	(320,742)	(44,728)	(70,566)	(1,413)	(79,389)

(2)
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
Limited partners’ interest in net (loss) income per common unit – basic is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the Dropdown Predecessor, non-controlling interests, the general partner’s interest, the distributions on the Series A and B Preferred Units and, for periods prior to their exchange or repurchase, the Series C, C-1 and D Preferred Units, the periodic accretion prior to the repurchase of the Series D Preferred Units, the additional consideration to induce conversion of Series C Preferred Units and deemed contributions on exchange of Series C Preferred Units prior to their repurchase or exchange, the net gain on the repurchase of preferred units and gain on the modification of warrants, by the weighted-average number of common units outstanding during the period.
The computation of limited partners’ interest in income per common unit - diluted assumes the issuance of common units for all potential dilutive securities, consisting of restricted units (please read Item 18 - Financial Statements: Note 17), warrants and, and for periods prior to their exchange or repurchase, Series C, C-1 and D Preferred Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series C, C-1 and D Preferred Units, the prior periodic accretion of the Series D Preferred Units, the net gain on the repurchase of Preferred Units and gain on the modification of warrants. In addition, the weighted average number of common units outstanding has been increased assuming exercise of the restricted units and warrants using the treasury stock method and, for periods prior to the exchange or repurchase, the Series C, C-1 and D Preferred Units having been converted to common units using the if-converted method. The computation of limited partners’ interest in income per common unit - diluted does not assume the issuance of common units pursuant to the restricted units, warrants and, for periods prior to their exchange or repurchase, Series C, C-1 and D Preferred Units if the effect would be anti-dilutive. In periods where a loss is attributable to common unitholders all restricted units, warrants, the Series C, C-1 and D Preferred Units (for applicable periods) could have been anti-dilutive. In periods where income is allocated to common unitholders, the Series C-1 and D Preferred Units could have been anti-dilutive for periods prior to their exchange or repurchase.
We allocate the limited partners' interest in net income, including both distributed and undistributed net (loss) income, between continuing operations and discontinued operations based on the proportion of net (loss) income from continuing and discontinuing operations to total net (loss) income.

(4)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation and (b) advances on newbuilding contracts and conversion costs.

(5)
Preferred units outstanding includes the Series A Preferred Units from April 23, 2013 through December 31, 2017, the Series B Preferred Units from April 13, 2015 through December 31, 2017, the Series C Preferred Units from July 1, 2015 through June 29, 2016 and the Series C-1 and Series D Preferred Units from June 29, 2016 through September 25, 2017.

(6)
Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses, which comprises all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters, the charterer typically pays the voyage expenses, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to the customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the “net revenues” are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. Net revenue should not be considered as an alternative to revenue or any other measure of financial performance in accordance with GAAP. Net revenue is adjusted for expenses that we classify as voyage expenses and, therefore, may not be comparable to similarly titled measures of other companies. The following table reconciles net revenues with revenues:

	Year Ended December 31,
	2017	2016	2015	2014	2013
Revenues	1,110,284	1,152,390	1,229,413	1,019,539	930,739
Voyage expenses	(99,444)	(80,750)	(98,006)	(112,540)	(103,643)
Net revenues	1,010,840	1,071,640	1,131,407	906,999	827,096

(7)
EBITDA and Adjusted EBITDA are non-GAAP measures. EBITDA represents net (loss) income before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before write-downs and loss (gain) on sale of vessels, restructuring (recovery) charge, unrealized (gain) loss on derivative instruments, realized loss on interest rate swaps, foreign exchange loss (gain), amortization of in-process revenue contracts, and adjustments relating to equity income. These measures are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

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

•
Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as dry-docking expenditures, deferred mobilization revenue and expenditure, working capital changes and foreign currency exchange gain or loss (which may vary significantly from period to period), EBITDA and Adjusted EBITDA provide consistent measures of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization structure (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to common and preferred unitholders. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess our fundamental ability to generate cash sufficient to meet cash needs, including distributions on our common and preferred units.

Neither EBITDA nor Adjusted EBITDA, should be considered as an alternative to net (loss) income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net (loss) income and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net (loss) income, and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of US Dollars)
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net (loss) income”:
Net (loss) income from continuing operations	(299,442)	44,475	100,143	17,656	76,557
Depreciation and amortization	309,975	300,011	274,599	198,553	199,006
Interest expense, net of interest income	152,183	139,354	122,205	87,662	60,294
Income tax (recovery) expense	(98)	8,808	(21,357)	2,179	2,225
EBITDA	162,618	492,648	475,590	306,050	338,082
Write-down and loss (gain) of sale of vessels	318,078	40,079	69,998	1,638	76,782
Restructuring charge (recovery)	2,664	4,649	568	(225)	2,607
Unrealized (gain) loss on derivative instruments	(126,450)	(86,467)	51,072	180,156	(91,837)
Realized loss on interest rate swaps	78,296	52,819	71,617	55,588	94,848
Foreign exchange loss (gain)(i)	105,920	60,932	(44,267)	(77,813)	(33,318)
Loss on bond repurchase	—	—	—	—	1,759
Amortization of in-process revenue contracts	(12,745)	(12,779)	(12,745)	(12,744)	(12,704)
Cancellation of two UMS newbuildings(ii)	(12,834)	23,401	—	—	—
Adjustments relating to equity income(iii)	18,328	12,499	19,647	15,218	6,057
Adjustments relating to discontinued operations(iii)	—	—	—	—	15,169
Adjusted EBITDA	533,875	587,781	631,480	467,868	397,445
Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	234,752	353,814	371,221	160,186	255,387
Expenditures for dry docking	17,269	26,342	13,060	36,221	19,332
Interest expense, net of interest income	152,183	139,354	122,205	87,662	60,294
Current income tax expense	1,772	3,954	1,650	1,290	75
Realized loss on interest rate swaps	78,296	52,819	71,617	55,588	94,848
Equity income, net of dividends received	2,842	10,727	(171)	(6,462)	6,731
Change in working capital	(29,806)	(74,218)	(25,903)	111,484	(51,999)
Restructuring charge (recovery)	2,664	4,649	568	(225)	2,607
Loss on bond repurchase	—	—	—	—	1,759
Deferred mobilization revenue and costs	(22,107)	(7,053)	38,938	10,905	5,051
Realized loss (gain) on cross currency swaps	84,205	53,497	10,140	1,992	(8,363)
Cancellation of two UMS newbuildings(ii)	(12,834)	23,401	—	—	—
Other, net	6,311	(12,004)	8,508	(5,991)	5,556
Adjustments relating to equity income(iii)	18,328	12,499	19,647	15,218	6,057
Interest expense, net of interest income related to discontinued operations(iv)	—	—	—	—	110
Adjusted EBITDA	533,875	587,781	631,480	467,868	397,445

(i)
Foreign exchange loss (gain) excludes the unrealized gain of $91.9 million in 2017 (2016 - gain of $46.1 million, 2015 – loss of $61.7 million, 2014 – loss of $94.0 million and 2013 – loss of $38.6 million) on cross currency swaps, which is included in unrealized (gain) loss on derivative instruments in the table.

(ii)
During 2017, we reversed $12.8 million of contingent liabilities previously recorded on account mainly related to the dismissal of a claim for a bond payment, which reversal is reported in Other income (expense)—net in our consolidated statements of income. For additional information, please read Item 18—Financial Statements: Note 14b Commitments and Contingencies.

In June 2016, as part of our financing initiatives, we canceled the construction contracts for our two UMS newbuildings. As a result, we accrued for potential damages resulting from the cancellations and reversed contingent liabilities previously recorded that were relating to the delivery of the UMS newbuildings. This net loss provision of $23.4 million for the year ended December 31, 2016 is reported in Other (expense) income - net in our consolidated statements of income. The newbuilding contracts are held in our separate subsidiaries and obligations of these subsidiaries are non-recourse to us. For additional information, please read Item 18 - Financial Statements: Note 14b Commitments and Contingencies.

(iii)
Adjustments relating to equity income, which is a non-GAAP measure, should not be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments relating to equity income exclude some, but not all, items that affect equity income and these measures may vary among other companies. Therefore, adjustments relating to equity income as presented in this Annual Report may not be comparable to similarly titled measures of other companies. When using Adjusted EBITDA as a measure of liquidity it should be noted that this measure includes the Adjusted EBITDA from our equity accounted for investments. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our investments in equity accounted for joint ventures. Consequently, the cash flow generated by our investments in equity accounted joint ventures may not be available for use by us in the period such cash flows is generated. Adjustments relating to equity income from our equity accounted joint ventures are as follows:

	Year Ended December 31,
	2017	2016	2015	2014	2013
Depreciation and amortization	10,719	8,715	8,356	8,085	4,239
Interest expense, net of interest income	7,437	3,541	4,234	3,837	2,715
Income tax expense (recovery)	103	372	161	(33)	(184)
Unrealized (gain) loss on derivative instruments	(985)	(2,579)	4,137	410	(2,302)
Realized loss on interest rate swaps	1,054	1,774	2,469	2,919	1,589
Write-down and loss on sale of equipment	—	676	290	—	—
Adjustments relating to equity income	18,328	12,499	19,647	15,218	6,057

(iv)
Adjustments relating to discontinued operations, which is a non-GAAP measure, should not be considered as an alternative to net loss from discontinued operations or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments relating to discontinued operations exclude some, but not all, items that affect net loss from discontinued operations and these measures may vary among other companies. Therefore, adjustments relating to discontinued operations as presented in this Annual Report may not be comparable to similarly titled measures of other companies. When using Adjusted EBITDA as a measure of liquidity it should be noted that this measure includes the Adjusted EBITDA from discontinued operations. Adjustments relating to our discontinued operations are as follows:

	Year Ended December 31,
	2017	2016	2015	2014	2013
Net loss from discontinued operations	—	—	—	—	(4,642)
Depreciation and amortization	—	—	—	—	1,236
Interest expense, net of interest income	—	—	—	—	110
Write-down and loss on sale of vessels	—	—	—	—	18,465
Adjustments relating to discontinued operations	—	—	—	—	15,169

(8)
Average number of vessels consists of the average number of owned and chartered-in vessels that were in our possession during the period, including the Dropdown Predecessor and those in discontinued operations. For 2017, 2016, 2015 and 2014 this includes two FPSO units, and for 2013 one FPSO unit, in our equity accounted joint ventures, of which we have 50% ownership interests in, at 100%.

Risk Factors
Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to the ownership of our 6.00% notes due 2019 (the Notes) and common and preferred units and our warrants. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay interest, principal or distributions on, and the trading price of our Notes and common and preferred units.
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

•	the rates and the utilization of our towage fleet;

•	the price and level of production of, and demand for, crude oil, particularly the level of production at the offshore oil fields our subsidiaries service under contracts of affreightment;

•	the operating performance of our FPSO units, whereby receipt of incentive-based revenue from our FPSO units is dependent upon the fulfillment of the applicable performance criteria;

•	the level of their operating costs, such as the cost of crews and repairs and maintenance;

•	the number of off-hire days for their vessels and the timing of, and number of days required for, dry docking of vessels;

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
The source of our earnings and cash flow includes cash distributions from our subsidiaries. Therefore, the amount of distributions we are able to make to our unitholders will fluctuate based on the level of distributions made to us by our subsidiaries. Our subsidiaries may not make quarterly distributions at a level that will permit us to maintain or increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions, subject to Brookfield approval, to our common unitholders if our subsidiaries increase or decrease distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by our subsidiaries to us.

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
In 2017, we issued significant amounts of additional common units and other equity securities to finance vessel acquisitions and organic growth projects, to repay or refinance existing debt obligations or equity securities and to fund capital expenditures and estimated funding gaps, and we expect to issue additional common units or other equity securities in the future. The issuance of additional common units and other equity securities may be dilutive to unitholders and increases the risk that we will not have sufficient available cash to maintain or increase cash distribution levels to our unitholders. As a result, we may not have sufficient cash from operations to enable us to pay the current level of distributions on our units or to maintain or increase distributions.
Our ability to distribute to our unitholders any cash we may receive from our subsidiaries is or may be limited by a number of factors. During 2017, we issued the following common units and equity securities:

•	256,000,000 common units as part of the strategic partnership (the Brookfield Transaction) with Brookfield; and

•
6,391,087 common units as a payment-in-kind for the distributions on our Series C-1 and D Preferred Units and on the Partnership's common units and general partner interest held by subsidiaries of Teekay Corporation and payment-in-kind for interest on the $200 million subordinated promissory note originally issued by us to a subsidiary of Teekay Corporation on July 1, 2016 (or the Teekay Corporation Promissory Note).

See “Item 5. Operating and Financial Review and Prospects-Management’s Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Liquidity and Cash Needs” for a further description of the transactions described above.

These issuances of additional equity securities have resulted in unitholder dilution and increased the aggregate amount of cash required to maintain our quarterly distributions to unitholders. Issuing additional equity securities in the future, including the Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units issued in January 2018, may result in further unitholder dilution and further increase the aggregate amount of cash required to maintain quarterly distributions on our common units.
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

Global crude oil prices significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015 and in September 2017 in connection with the Brookfield Transaction, we reduced our quarterly distributions on our common units, and our near-to-medium-term business strategy is primarily focused on funding and implementing existing growth projects, extending contracts and redeploying existing assets on long-term charters and repaying or refinancing scheduled debt obligations Since the Brookfield Transaction, our quarterly distribution per common unit has been $0.01.

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
To fund our existing and future debt obligations and capital expenditures, we will be required to use cash from operations, incur borrowings including securing debt financing on our under-levered and unmortgaged vessels, enter into sale-leaseback transactions, raise capital through the sale of assets or partial interests in certain assets or joint venture entities, debt or additional equity securities and/or seek to access other financing sources, including loans from our sponsors, Teekay Corporation and Brookfield. Our ability to draw on committed funding sources, potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

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

Such measures might not be successful, and additional debt or equity capital may not be available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of such measures may adversely affect our business and reputation. In addition, our credit agreements may restrict our ability to implement some of these measures. The sale of partial interests of certain assets will reduce cash from operations and the cash available for distributions to unitholders.

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

Primarily as a result of the working capital deficit and committed capital expenditures, over the one-year period following the issuance of our 2017 consolidated financial statements we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our liquidity needs and our minimum liquidity requirements under our financial covenants. Potential sources of financing include raising additional capital through equity issuances, refinancing debt facilities, increasing amounts available under existing debt facilities and entering into new debt facilities, including long-term debt financing related to the four shuttle tanker newbuildings ordered in 2017, loans from our sponsors, Teekay Corporation and Brookfield, negotiating extensions or redeployments of existing assets and the sale of partial interests of assets. We are actively pursuing the funding alternatives described above, which we consider probable of completion based on our history of being able to raise equity and refinance loan facilities. We are in various stages of completion on these matters. In January 2018, we completed a public offering of $120 million of our Series E Preferred Units, including $5 million sold pursuant to the exercise of the underwriters' over-allotment option, which raised net proceeds of approximately $116 million.
We have limited current liquidity.
As at December 31, 2017, we had total liquidity of $221.9 million, which excludes $24.3 million included in restricted cash relating to amounts deposited in escrow to pre-fund a portion of the remaining Petrojarl I FPSO upgrade project costs. As at December 31, 2017, we had a working capital deficit of $540.5 million. Our limited availability under existing credit facilities and our current working capital deficit could limit our ability to meet our financial obligations and growth prospects. We expect to manage our working capital deficit primarily with net operating cash flow, issuing equity securities, debt financing and refinancings, divesting assets, loans from our sponsors, Teekay Corporation and Brookfield, and our existing liquidity. However, there can be no assurance that any such funding will be available to us on acceptable terms, if at all.
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
Currently, the total cost for an Aframax or Suezmax-size shuttle tanker is approximately $85 to $150 million, the cost of an FSO unit is approximately $50 to $250 million, the cost of an FPSO unit is approximately $200 million to $3 billion and the cost of a newbuilding towing and offshore installation vessel is approximately $60 to $65 million, although actual costs vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

We regularly evaluate and pursue opportunities to provide marine transportation services and offshore oil production and storage services for new or expanding offshore projects. Under an omnibus agreement that we have entered into in connection with our initial public offering, Teekay Corporation is required to offer to us, certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and pursue direct acquisitions from third parties and new offshore projects. Neither we nor Teekay Corporation may be awarded charters or contracts of affreightment relating to any of the projects we pursue or it pursues, and we may choose not to purchase the vessels Teekay Corporation is required to offer to us under the omnibus agreement. If we elect pursuant to the omnibus agreement to obtain Teekay Corporation’s interests in any projects Teekay Corporation may be awarded, or if we bid on and are awarded contracts relating to any offshore project, we will need to incur significant capital expenditures to buy Teekay Corporation’s interest in these offshore projects or to build the offshore units.

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
As at December 31, 2017, our total debt was approximately $3.2 billion and we were fully drawn under our revolving credit facilities. We plan to increase our total debt relating to our towing and shuttle tanker newbuildings. If we are awarded contracts for additional offshore projects or otherwise acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under these or future credit facilities. Our level of debt could have important consequences to us, including:

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
•make certain investments; and
•enter into a new line of business.

Two revolving credit facilities are guaranteed by us for all outstanding amounts and contain covenants that require us to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of our total consolidated debt. One revolving credit facility is guaranteed by subsidiaries of ours, and contains covenants that require Teekay Shuttle Tankers L.L.C. (or ShuttleCo) to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $35.0 million and 5.0% of ShuttleCo's total consolidated debt, a minimum ratio of twelve months' historical EBITDA relative to total interest expense of 1.20 times and a net debt to total capitalization ratio no greater than 75.0%. The revolving credit facilities are collateralized by first-priority mortgages granted on 20 of our vessels, together with other related security. The ability of us to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion or all of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. This could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. We might not have, nor be able to obtain, sufficient funds to make these accelerated payments.

Obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. We have one revolving credit facility and six term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. As at December 31, 2017, these ratios ranged from 120% to 242% and we were in compliance with the minimum ratios required. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS, or FPSO markets could negatively affect these ratios.

Furthermore, the termination of any of our charter contracts by our customers could result in the repayment of the debt facilities to which the chartered vessels relate.

At December 31, 2017, we were in compliance with all covenants in the credit facilities and long-term debt.
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
We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Royal Dutch Shell Plc (or Shell, formerly BG Group Plc), Petroleo Brasileiro S.A. (or Petrobras), Statoil ASA (or Statoil) and Premier Oil plc (or Premier Oil, formerly E.ON Ruhgras UK GP Limited or E.ON) accounted for approximately 31%, 17% 10% and 10%, respectively, of our consolidated revenues from continuing operations during 2017. Shell, Petrobras and Premier Oil accounted for approximately 30%, 19% and 10%, respectively, of our consolidated revenues from continuing operations during 2016. Shell, Petrobras, Statoil and E.ON accounted for approximately 26%, 18%, 11% and 11%, respectively, of our consolidated revenues from continuing operations during 2015. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods. Please read Item 18 – Financial Statements: Note 5 – Segment Reporting.

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

In November 2016, the Arendal Spirit UMS experienced an operational incident relating to the dynamic positioning system and, as a result, Petroleo Netherlands B.V. suspended its charter hire payments beginning November 6, 2016 to complete an operational review relating to this incident. In April 2017, Petroleo Netherlands B.V. notified our subsidiary, Logitel Offshore Norway AS, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. We have disputed the grounds for termination and have initiated a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently in lay-up in Norway. As part of the Brookfield Transaction, we agreed with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date to September 30, 2018, in exchange for a principal prepayment of $30 million, which we paid in October 2017.

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
Allegations of improper payments may harm our reputation and business
In May 2016, a former executive of Transpetro, the transportation and logistics subsidiary of Petrobras, alleged in a plea bargain that a subsidiary of ours, among a number of other third-party shipping companies, purportedly made improper payments to obtain shuttle tanker business with Transpetro. Such payments by our subsidiary were alleged to have been made between 2004 and 2006, prior to our initial public offering, in an aggregate amount of approximately 1.5 million Brazilian Reals (less than $0.5 million at the December 31, 2017 exchange rate). We conducted an extensive internal investigation, with the assistance of United States, Brazilian and Norwegian counsel and forensic accountants, to evaluate these allegations. Based on the information reasonably available and reviewed as part of the investigation, the investigation did not identify conclusive proof that we or any of our subsidiaries made the alleged improper payments or that any of our or our subsidiaries’ current or former employees intended for the alleged improper payments to be made. However, there is no assurance the conclusions of the investigation are accurate or will not be challenged, or that other information may exist or become available that would affect such conclusions, and such conclusions are not binding on regulatory or governmental authorities. It is uncertain how these allegations ultimately may affect us, if at all, including the possibility of penalties that could be assessed by relevant authorities. Any claims against us may adversely affect our reputation, business, financial condition and operating results. In addition, any dispute with Petrobras in connection with this matter may adversely affect our relationship with Petrobras. As of the date of this Annual Report, no legal or governmental proceedings are pending or, to our knowledge, contemplated against us relating to these allegations.

In January 2015, through the Libra joint venture, our 50/50 joint venture with Ocyan S.A. (or Ocyan, formerly Odebrecht Oil & Gas S.A.), we finalized the contract with Petrobras to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract is being serviced by the Pioneiro de Libra (or Libra), an FPSO unit converted from our 1995-built shuttle tanker, the Navion Norvegia, which was sold by us to the joint venture. The converted unit commenced operations in late-2017 under a 12-year firm period fixed-rate contract with Petrobras and its international partners. Senior Odebrecht S.A. personnel, including a former executive of Ocyan, have been implicated in corruption charges related to improper payments to Brazilian politicians and political parties. Any adverse effect of these charges against Ocyan may harm our growth prospects, reputation, financial condition and results of operations.

We depend on Teekay Corporation and certain joint venture partners to assist us in operating our businesses and competing in our markets.
We have entered into various services agreements with certain direct and indirect subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us various services including managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services, and in the case of Teekay Offshore Partners L.P., various administrative services. We acquired several of these direct and indirect subsidiaries of Teekay Corporation on January 1, 2018, as part of the Brookfield Transaction. Our operational success and ability to execute our growth strategy depend upon the satisfactory performance of these services by the Teekay Corporation subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services.

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

Our ability to compete for offshore oil marine transportation, processing, offshore accommodation, support for maintenance and modification projects, towing and offshore installation and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships depends on our ability to leverage our relationship with Teekay Corporation, Brookfield or our joint venture partners and their reputation and relationships in the shipping and offshore industries. If Teekay Corporation, Brookfield or our joint venture partners suffer material damage to their reputation or relationships, it may harm the ability of us or other subsidiaries to:

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
A decline in oil prices may adversely affect our growth prospects and results of operations.
Global crude oil prices have declined since mid-2014. Although global crude oil prices have increased since early-2016, a continuation of lower oil prices or a further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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
Our growth depends on continued growth in demand for offshore oil transportation and processing and storage services.
Our long-term growth strategy focuses on expansion in the shuttle tanker and FPSO sectors. Accordingly, our growth depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

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

Because payments under our contracts of affreightment are based on the volume of oil transported and a portion of the payments under certain of our FPSO contracts are based on the volume of oil produced, utilization of our shuttle tanker fleet, the success of our shuttle tanker business and the revenue from our FPSO units depends upon continued production from existing or new oil fields, which is beyond our control and generally declines naturally over time.
A portion of our shuttle tankers operates under contracts of affreightment. Payments under these contracts of affreightment are based upon the volume of oil transported, which depends upon the level of oil production at the fields we service under the contracts. Payments made to us under certain of our FPSO contracts are partially based on an incentive component, which is determined by the volume of oil produced. Oil production levels are affected by several factors, all of which are beyond our control, including: geologic factors, including general declines in production that occur naturally over time; mechanical failure or operator error; the rate of technical developments in extracting oil and related infrastructure and implementation costs; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; strikes, employee lockouts or other labor unrest; and regulatory changes. In addition, the volume of oil produced may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills or otherwise.

The rate of oil production at fields we service may decline from existing levels. If such a reduction occurs, the spot market rates in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment. We have an annual adjustment (within a specified range) to the daily base hire rate under the Voyageur Spirit FPSO operations contract based on our operating performance, which adjustment will terminate in April 2018. Low spot market rates for the shuttle tankers or any idle time prior to the commencement of a new contract or our inability to redeploy any of our FPSO units at an acceptable rate may have an adverse effect on our business and operating results.
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
FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. These factors increase the redeployment risk of FPSO units. Unless extended, one of our FPSO production service agreements will expire in 2018 and a further two agreements will expire in 2019. Our clients may also terminate certain of our FPSO production service agreements prior to their expiration under specified circumstances. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.
Future adverse economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.
Commencing in 2007 and 2008, the global economy experienced an economic downturn and crisis in the global financial markets that produced illiquidity in the capital markets, market volatility, and increased exposure to interest rate and credit risks and reduced access to capital markets. Additionally, global crude oil prices significantly declined since mid-2014 and this had adversely affected energy and master limited partnership capital markets and available sources of financing. If there is economic instability in the future, we may face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities. This decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.
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

If the operational start-up of an FPSO unit or the delivery of a vessel or of a conversion or upgrade is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make payments on our Notes and cash distributions to unitholders.
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
Values for shuttle tankers, FSO and FPSO units, towing and offshore installation vessels and UMS can fluctuate substantially over time due to a number of different factors, including:

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
We have recognized write-downs on certain vessels and may recognize additional vessel write-downs in the future, which could adversely affect our operating results.
During 2017, we recognized aggregate vessel write-downs of $318.1 million, net of a net gain on sale of vessels, relating to our determination that seven of our vessels were impaired and that their carrying values should be written down to their respective estimated fair values based on a discounted cash flow approach or using appraised values. During the third quarter of 2017, as a result of increasing costs associated with additional upgrade work required and estimated liquidated damages associated with the delay in the commencement of the Petrojarl I FPSO unit's operations, we determined that the unit was impaired. We also wrote down the carrying values of (a) the Petrojarl Cidade de Rio das Ostras FPSO unit (or Rio das Ostras) after receiving notice from the charterer, Petrobras, that it planned to redeliver the unit upon completion of the firm charter contract in January 2018, (b) the Navion Brasilia and Nordic Rio shuttle tankers due to the redelivery of these vessels from their charterer after completing their bareboat charter contracts in July 2017 and a resulting change in expectations for the future opportunities for the vessels, (c) the Navion Marita shuttle tanker as a result of the sale of the vessel and (d) the HiLoad DP unit as a result of a change in expectations for future employment opportunities for the unit and the unit proceeding into lay-up. Additionally, during the second quarter of 2017, a write-down was recognized on the Falcon Spirit FSO unit due to a change in the expected residual value of the unit upon the commencement of a new lease. The non-cash charges related to these or other impairments or write-downs will reduce our operating results for the applicable period.
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

Adverse effects upon the oil industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil will lessen dramatically over the short term, in the long term, climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant adverse financial and operational impact on our business that we cannot predict with certainty at this time.
We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.
Our long-term growth strategy includes selectively acquiring shuttle tankers and FPSO units and businesses that own or operate these types of vessels or businesses that provide services to the offshore oil and gas industry. Historically, there have been very few purchases of existing vessels and businesses in the FPSO segments. Factors that may contribute to a limited number of acquisition opportunities for FPSO units in the near term include the relatively small number of independent FPSO fleet owners. In addition, competition from other companies, many of which have significantly greater financial resources than do we could reduce our acquisition opportunities or cause us to pay higher prices.

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

We may not be successful in our entry into new markets, which may have competitive dynamics that differ from markets in which we already participate, and we may be unsuccessful in gaining acceptance in these markets from customers or competing against other companies with more experience or larger fleets or resources in these markets. We also may not be successful in employing the HiLoad DP unit, the Petrojarl Varg FPSO unit, the Arendal Spirit UMS or the ALP Ace and ALP Forward towing and offshore installation vessels, each of which is currently in lay-up, on contracts sufficient to recover our investment in the vessels.
We may fail to realize the anticipated benefits of the Brookfield Transaction, and the transition of services could adversely impact our ongoing operations.
We, Brookfield and Teekay Corporation entered into the investment agreements included in the Brookfield Transaction with the expectation that the investment transactions would result in various benefits, including, among other things, the ability to fully finance our existing growth projects, resulting in significant near-term cash flow growth, the ability to better service our customers and take advantage of future growth opportunities. The success of the investment transactions will depend, in part, on our ability to realize such anticipated benefits from the investments. The anticipated benefits of the investment transactions may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues or operating results of us following the closing of the Brookfield Transaction.

In connection with the Brookfield Transaction, we entered into a transition services agreement with Teekay Corporation and our general partner which provided for, among other things, the transfer from Teekay Corporation to our subsidiaries, of (a) the employment of Ingvlid Sæther (President and Chief Executive Officer of Teekay Offshore Group Ltd.) and David Wong (Chief Financial Officer of Teekay Offshore Group Ltd.) and certain other persons who devote all, or substantially all of their professional time providing services to us and our subsidiaries pursuant to existing services agreements and (b) as of January 1, 2018, the Teekay Corporation subsidiaries (or the assets of such subsidiaries) that are devoted exclusively or nearly exclusively to providing services to us and our subsidiaries pursuant to existing services agreements.

Although the transferred personnel and assets have been devoted exclusively or nearly exclusively to us and our subsidiaries, it is possible that, in connection with the transfers, we could lose key employees, our ongoing businesses could be disrupted or inconsistencies in standards, controls, procedures or policies could develop that adversely affect our ability to achieve the anticipated benefits of the Brookfield Transaction. The personnel and assets transfers, including of subsidiaries, may divert management attention and resources and may have unanticipated adverse results relating to our existing business.
We are subject to certain restrictions in connection with the Brookfield Transaction.
The terms of the Brookfield investment agreement and the amended and restated general partner LLC agreement entered into upon closing of the Brookfield Transaction restrict us and our general partner from making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, commencing or settling litigation or disputes, repurchasing or issuing securities outside of existing equity award programs, and taking other specified actions without Brookfield’s consent, until Brookfield exercises its option to purchase an additional 2% interest in our general partner and directors elected by Brookfield constitute a majority of our general partner’s board of directors. These restrictions could have the effect of delaying or preventing strategic transactions involving us while these restrictions remain in place.
We incurred significant transaction costs in connection with the Brookfield Transaction.
We incurred a number of non-recurring costs associated with the Brookfield Transaction. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, public company filing fees and other regulatory expenses, printing expenses and other related charges. We also reimbursed Brookfield for certain costs and expenses incurred in connection with the transaction. These expenses reduced our operating results for the applicable periods.
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
•piracy;
•cyber attack;
•human error; and
•war and terrorism.

A portion of our shuttle tanker fleet and our towage fleet, two FSO units, and the Voyageur Spirit and Petrojarl Knarr FPSO units operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills, or mechanical failures.

Cyber attacks have increased in number and sophistication. Although we have technology solutions in place to prevent and defend our information, cyber attacks could harm our business and our reputation.
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

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future, may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster or natural disaster could exceed the insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime regulatory organizations.

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
Terrorist attacks, piracy and the current or future conflicts in the Middle East, West Africa (Nigeria), Libya and elsewhere, and political change may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East especially among Qatar, Saudi Arabia, UAE and Yemen and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services, impact on our operations and our ability to conduct business.

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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ on-board armed security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Please see 'Item 4. Information on the Partnership – B. Business Overview – Regulations' for important information on these regulations, including potential impacts on us.
Exposure to currency exchange rate fluctuations results in fluctuations in cash flows and operating results.
We currently are paid partly in Norwegian Kroner, British Pound and Brazilian Real under some of our time charters and FPSO contracts. In addition, we have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide various services to us. Under the services agreements, the applicable subsidiaries of Teekay Corporation are paid in U.S. Dollars for reasonable direct and indirect expenses incurred in providing the services. In addition, the strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses. We have entered into foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest payments on our Norwegian Kroner bonds.
Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
A significant portion of seafarers that crew certain of our vessels and Norwegian-based onshore operational staff that provide services to us are employed under collective bargaining agreements. We may become subject to additional labor agreements in the future. We may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff and higher compensation levels will increase our costs of operations. Although these negotiations have not caused labor disruptions in the past, any future labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition.
We and certain of our joint venture partners may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for its employees and crew.
Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.
Teekay Corporation and its affiliates may engage in competition with us.
Teekay Corporation and its affiliates may engage in competition with us. Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation, Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG) and their respective controlled affiliates (other than us and our subsidiaries) generally have agreed not to engage in, acquire or invest in any business that owns, operates or charters (a) dynamically-positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less than three years, excluding extension options), (b) FSO units or (c) FPSO units (collectively “Offshore Vessels”)

without the consent of our general partner. The omnibus agreement, however, allows Teekay Corporation, Teekay LNG, and any of such controlled affiliates to:

•	own, operate and charter Offshore Vessels if the remaining duration of the time charter or contract of affreightment for the vessel, excluding any extension options, is less than three years;

•
own, operate and charter Offshore Vessels and related time charters or contracts of affreightment acquired as part of a business or package of assets and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the Offshore Vessels and related contracts, as determined in good faith by Teekay Corporation’s Board of Directors or the Conflicts Committee of the Board of Directors of Teekay LNG’s general partner, as applicable; however, if at any time Teekay Corporation or Teekay LNG completes such an acquisition, it must, within 365 days of the closing of the transaction, offer to sell the Offshore Vessels and related contracts to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay LNG that would be required to transfer the vessels and contracts to us separately from the acquired business or package of assets; or

•
own, operate and charter Offshore Vessels and related time charters and contracts of affreightment that relate to tenders, bids or awards for an offshore project that Teekay Corporation or any of its subsidiaries submits or receives; however, at least 365 days after the delivery date of any such Offshore Vessel, Teekay Corporation must offer to sell the vessel and related time charter or contract of affreightment to us, with the vessel valued (a) for newbuildings originally contracted by Teekay Corporation, at its “fully-built-up cost” (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire, construct and/or convert and bring such Offshore Vessel to the condition and location necessary for our intended use, plus project development costs for completed projects and projects that were not completed but, if completed, would have been subject to an offer to us) and (b) for any other vessels, Teekay Corporation’s cost to acquire a newbuilding from a third party or the fair market value of an existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the “fully-built-up cost” of converting the vessel prior to delivery to us.

If we decline the offer to purchase the Offshore Vessels and time charters described above, Teekay Corporation or Teekay LNG, as applicable, may own and operate the Offshore Vessels, but may not expand that portion of its business.

In addition, pursuant to the omnibus agreement, Teekay Corporation, Teekay LNG and any of their respective controlled affiliates (other than us and our subsidiaries) may:

•
acquire, operate and charter Offshore Vessels and related time charters and contracts of affreightment if our general partner has previously advised Teekay Corporation or Teekay LNG. that our general partner’s Board of Directors has elected, with the approval of its Conflicts Committee, not to cause us or our controlled affiliates to acquire or operate the vessels and related time charters and contracts of affreightment;

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

If there is a change of control of Teekay Corporation or of the general partner of Teekay LNG, the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make payments on our Notes and cash distributions to unitholders.
Our general partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.
As at December 31, 2017, affiliates of Brookfield held 59.5% of our outstanding common units and a 49% interest in our general partner, and an affiliate of Teekay Corporation held 13.8% of our outstanding common units and a 51% interest in our general partner. Teekay Corporation has granted to Brookfield TK TOGP L.P. (or Brookfield TOGP), an option, exercisable upon certain conditions, to acquire from it an additional 2% interest in our general partner. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its members. Furthermore, certain directors and an officer of our general partner are directors or officer of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation, Brookfield and their affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•
neither our partnership agreement nor any other agreement requires Teekay Corporation, Brookfield or their respective affiliates (other than our general partner) to pursue a business strategy that favors us or utilizes our assets, and Teekay Corporation’s and Brookfield’s respective officers and directors have fiduciary duties to make decisions in the best interests of the shareholders of Teekay Corporation and Brookfield, which may be contrary to our interests;

•	six directors of our general partner serve as officers, management or directors of Teekay Corporation or Brookfield or their affiliates;

•
our general partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation and Brookfield, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•
our general partner has restricted its liability and reduced its fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders and unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in our partnership agreement;

•
our general partner determines the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•
in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions to the general partner or other holders of our incentive distribution rights;

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
The fiduciary duties of directors of our general partner may conflict with those of the officers and directors of Teekay Corporation and Brookfield.
Our general partner’s officer and directors have fiduciary duties to manage our business in a manner beneficial to us and our partners. However, the six non-independent directors of our general partner also serve as officers, management or directors of Teekay Corporation or Brookfield and/or other affiliates of Teekay Corporation or Brookfield. Consequently, these directors may encounter situations in which their fiduciary obligations to Teekay Corporation, Brookfield or their other affiliates, on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.
Our partnership agreement restricts our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.
Our partnership agreement contains provisions that restrict the standards to which our general partner would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•
permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases, it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our subsidiaries or our unitholders. Decisions made by our general partner in its individual capacity are made by its members, Teekay Corporation and Brookfield, and not by the board of directors of our general partner. Examples include the exercise of call rights, voting rights with respect to the common units they own, registration rights and their determination whether to consent to any merger or consolidation of the partnership;

•	provides that our general partner is entitled to make other decisions in “good faith” if it reasonably believes that the decision is in our best interests;

•
generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the Conflicts Committee of the board of directors of our general partner and not involving a vote of common unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us; and

•
provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Fees and cost reimbursements, which our general partner determines for services provided to us, may be substantial and reduce our cash available for distribution to our unitholders.
Prior to making any distribution to unitholders, we pay fees for any services provided to us and our operating subsidiaries by certain subsidiaries of Teekay Corporation, and we reimburse our general partner for all expenses it incurs on our behalf. These fees are negotiated on our behalf by our general partner, and our general partner also determines the amounts it is reimbursed. The payment of any fees to Teekay Corporation and reimbursement of expenses to our general partner could adversely affect our ability to pay cash distributions to unitholders.

Our general partner, which is owned by Teekay Corporation and Brookfield, makes all decisions on our behalf, subject to the limited voting rights of our unitholders. Even if public unitholders are dissatisfied, they cannot remove our general partner without the consent of Teekay Corporation and Brookfield.
Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors and have no right to elect our general partner or its board of directors on an annual or other continuing basis. Teekay Corporation and Brookfield, which own our general partner, appoint our general partner’s board of directors. Our general partner makes all decisions on our behalf. If the unitholders are dissatisfied with the performance of our general partner, they have little ability to remove our general partner.

The vote of the holders of at least 66 2/3% of all outstanding common units voting together as a single class is required to remove the general partner. In addition, unitholders’ voting rights are further restricted by our partnership agreement provision providing that any units held by a person that owns 20% or more of any class or series of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.
Control of our general partner may be transferred to a third party without unitholder consent.
Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. In the event of any such transfer, the new members of our general partner would be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers. Pursuant to the terms of the general partner LLC agreement, Teekay Corporation has agreed to certain restrictions on its ability to transfer its membership interest in our general partner without the prior approval of Brookfield and, if Brookfield agrees to sell all or substantially all of its common units in us and membership interests in our general partner, Brookfield may require Teekay Corporation to participate in the sale on the same terms and conditions as Brookfield.
In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to unitholders.
Our partnership agreement requires our general partner to deduct from our available cash reserves that it determines are necessary to fund our future operating expenditures. These reserves affect the amount of cash available for distribution by us to our unitholders. In addition, our partnership agreement requires our general partner each quarter to deduct from operating surplus estimated maintenance capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution.
We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.
Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions may reduce the amount of working capital borrowings we can make for operating our business.
Unitholders may have liability to repay distributions.
Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under the Marshall Islands Limited Partnership Act (or Marshall Islands Act), we may not make a distribution to unitholders to the extent that at the time of the distribution, after giving effect to the distribution, all our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Purchasers of units who become limited partners are liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement.
We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law.
Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that, for nonresident limited partnerships such as us, it is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of certain Marshall Islands courts the non-statutory law (or case law) of the courts of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware courts.

For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.
Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in Bermuda, Norway, Brazil, the United Kingdom, Singapore and the Netherlands. In addition, our general partner is a Marshall Islands limited liability company and a majority of its directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible to bring an action against us or against these individuals in the United States. Even if successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict the enforcement of a judgment against our assets or the assets of our general partner or its directors and officers.
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
We are subject to taxes, which reduces our cash available for distribution to partners.
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
Overview and History
We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a portfolio manager and project developer in the marine midstream space. In September 2017, affiliates of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or Brookfield) purchased from an affiliate of Teekay Corporation a 49% interest in our general partner and purchased common units and warrants from us. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and Brookfield to pursue long-term growth opportunities. Our growth strategy focuses primarily on increasing our fleet of shuttle tankers and FPSO units under medium to long-term charters. Our near-term business strategy is primarily focused on implementing existing growth projects, extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing strategic growth projects. Over the long-term, we intend to continue our practice of primarily acquiring or constructing vessels as needed for approved projects only after charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We have entered into, and may enter into additional joint ventures and partnerships with companies that may provide increased access to new opportunities, and we may engage in vessel or business acquisitions. We are structured as a master limited partnership. As of December 31, 2017, the public held a total of 26.7% of our outstanding common units, Brookfield TK TOLP L.P. (or Brookfield TOLP), an affiliate of Brookfield, held 59.5% of our outstanding common units, Brookfield TK TOGP L.P. (or Brookfield TOGP), an affiliate of Brookfield, held a 49% interest in our general partner, and an affiliate of Teekay Corporation held the remaining 13.8% of our outstanding common units and a 51% interest in our general partner. Teekay Corporation granted to Brookfield TOGP an option, exercisable upon certain conditions, to acquire from it an additional 2% interest in our general partner.

As of December 31, 2017, our fleet consisted of:

•
FPSO Units. Our FPSO fleet consisted of six units, in which we have 100% ownership interests, four of which are operating under FPSO contracts with major energy companies in the North Sea and Brazil, one which has completed upgrades in Norway and is scheduled to commence operations during the second quarter of 2018 under a five-year charter with Queiroz Galvão Exploração e Produção SA (or QGEP), and one currently in lay-up. We also have two FPSO units, in which we have 50% ownership interests, one on charter with Petrobras in Brazil and the other on charter with a consortium of international oil companies, including Petrobras, Total S.A., Shell, China National Petroleum Corporation (or CNPC) and CNOOC Limited, on the Libra field located in the Santos Basin offshore Brazil. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. The FPSO contracts, including the contract relating to the FPSO unit scheduled to commence operations during the second quarter of 2018, have an average remaining term of approximately 3.9 years. As of December 31, 2017, our FPSO units had a total production capacity of approximately 0.4 million barrels of oil per day, including the expected capacity of the unit scheduled to commence operations during the second quarter of 2018.

•
Shuttle Tankers. Our shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment (or CoAs), time charters and bareboat charters, five shuttle tanker newbuildings, one of which delivered in March 2018, that will operate under fixed-rate CoAs and time charters, and the HiLoad DP unit, which is currently in lay-up. Of these 37 shuttle tankers, six are owned through 50%-owned subsidiaries and three were chartered-in. The remaining vessels are owned 100% by us. All of our shuttle tankers in operation, other than two shuttle tankers that are currently trading as conventional tankers and the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada under contracts of affreightment, time charters or bareboat charters. The average term of the contracts of affreightment, weighted based on vessel years, is 2.3 years. The time charters and bareboat charters have an average remaining contract term of approximately 4.5 years. As of December 31, 2017, our shuttle tanker fleet, including newbuildings, had a total cargo capacity of approximately 4.8 million deadweight tonnes (or dwt), representing approximately 47% of the total tonnage of the world shuttle tanker fleet.

•
FSO Units. Our FSO fleet consisted of five units, in which we have 100% ownership interests, and one unit in which we have an 89% ownership interest. Our FSO units operate under fixed-rate contracts, with an average remaining term of approximately 3.4 years. As of December 31, 2017, our FSO units had a total cargo capacity of approximately 0.7 million dwt.

•
UMS: We have one unit for maintenance and safety (or UMS), the Arendal Spirit. We have a 100% ownership interest in this UMS. The unit is currently in lay-up following its charterer termination, which we are disputing.

•
Towing and offshore installation vessels. Our long-distance towing and offshore installation fleet consisted of nine on-the-water vessels and one ultra-long distance towing and offshore installation vessel newbuildings, which delivered to us in February 2018. We have 100% ownership interests in all our towing and offshore installation vessels. All of our operational towing and offshore installation vessels operate under voyage-charter and spot towage contracts.

•
Conventional Tankers. Our conventional tanker fleet consisted of two conventional tankers, which are in-chartered until early-2019 with additional one-year extension options. Both vessels currently are trading in the spot conventional tanker market. As of December 31, 2017, our conventional tankers had a total cargo capacity of approximately 0.2 million dwt.

We were formed under the laws of the Republic of The Marshall Islands as Teekay Offshore Partners L.P. and maintain our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Please see Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Potential Additional Shuttle Tanker, FSO and FPSO Projects for a description of possible future vessel acquisitions.

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

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 31, 2017, there were approximately 176 FPSO units operating and 22 FPSO units on order in the world fleet. At December 31, 2017, we owned six FPSO units, in which we have 100% ownership interests, one of which has completed upgrades and is expected to commence operations during the second quarter of 2018 and one of which is in lay-up, and two FPSO units, in which we have 50% ownership interests. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. Other major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, Bumi Armada and Bluewater.

The following table provides additional information about our FPSO units as of December 31, 2017:

Vessel	Production Capacity (bbl/day)	Built	Ownership	Field name and location	Charterer	Contract End Date
Pioneiro de Libra (1)	50,000	2017	50%	Libra, Brazil	Petrobras	November 2029
Petrojarl Knarr (2) (3)	63,000	2014	100%	Knarr, Norway	Shell	March 2025
Cidade de Itajai (2) (4)	80,000	2012	50%	Bauna and Piracaba, Brazil	Petrobras	February 2022
Voyageur Spirit	30,000	2008	100%	Huntington, U.K.	Premier	April 2018 (5)
Petrojarl Cidade de Rio das Ostras (6)	25,000	2008	100%	Tartaruga Verde, Brazil	Petrobras	January 2018 (7)
Piranema Spirit (2)	30,000	2007	100%	Piranema, Brazil	Petrobras	February 2019
Petrojarl I (8)	46,000	1986	100%	Atlanta, Brazil	QGEP	May 2023
Petrojarl Varg	57,000	1998	100%		Lay-up
Total capacity	381,000

(1)	The Pioneiro de Libra was converted to an FPSO unit in 2017. The original hull was built in 1995.

(2)	The charterer has options to extend the service contract.

(3)	The charterer has the annual right to terminate the contract after March 2021 subject to payment of certain termination fees.

(4)	The Cidade de Itajai was converted to an FPSO unit in 2012. The original hull was built in 1985.

(5)	We expect to complete a contract extension with Premier Oil to extend employment of the unit to at least April 2019, following completion of the current contract term in April 2018.

(6)	The Petrojarl Cidade de Rio das Ostras was converted to an FPSO unit in 2008. The original hull was built in 1981.

(7)	In January 2018, we entered into a contract extension with Petrobras to extend the employment of the unit FPSO for four months, with an option to extend the contract a further two months to July 2018.

(8)	The Petrojarl I completed upgrades and arrived in Brazil in December 2017. The unit is expected to commence operations under its five-year charter contract during the second quarter of 2018.

During 2017, approximately 45% of our consolidated net revenues from continuing operations were earned by our FPSO units, compared to approximately 46% in 2016 and 47% in 2015. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

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

As of December 31, 2017, there were approximately 81 vessels in the world shuttle tanker fleet (including seven newbuildings), the majority of which operate in the North Sea and Brazil. Shuttle tankers also operate off the East Coast of Canada and in the U.S. Gulf. As of December 31, 2017, we owned 34 shuttle tankers (including five vessels under construction and the HiLoad DP unit), in which our ownership interests ranged from 50% to 100%, and chartered-in an additional three shuttle tankers. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, SCF Group, Viken Shipping and AET, which as of December 31, 2017 controlled fleets ranging from 5 to 29 shuttle tankers each. We believe that we have competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea, Brazil and the East Coast of Canada.

The following tables provide additional information about our shuttle tankers, including newbuildings, as of December 31, 2017:

Vessel	Capacity (dwt)	Built	Ownership	Positioning System	Operating Region	Contract Type(1)	Charterer	Contract End Date

Scott Spirit	109,300	2011	100%	DP2	North Sea	CoA	BP, Chevron, Draugen Transport, Aker BP, Total, Repsol, Dana Petroleum, OMV, Wintershall, Idemitsu, DEA, Lundin, PGING, Enquest, Premier Oil, Shell, Statoil, Marathon(2)
Amundsen Spirit	109,300	2010	100%	DP2	North Sea	CoA
Grena Knutsen	148,600	2003	In-chartered (until September 2019)	DP2	North Sea	CoA
Stena Natalita	108,100	2001	50%(3)	DP2	North Sea	CoA
Navion Oslo	100,300	2001	100%	DP2	North Sea	CoA
Navion Oceania	126,400	1999	100%	DP2	North Sea	CoA
Navion Anglia	126,400	1999	100%	DP2	North Sea	CoA
Navion Scandia(4)	126,700	1998	100%	DP2	North Sea	CoA
Navion Britannia(4,5)	124,200	1998	100%	DP2	North Sea	CoA
Samba Spirit	154,100	2013	100%	DP2	Brazil	TC	Shell	June 2023
Lambada Spirit	154,000	2013	100%	DP2	Brazil	TC	Shell	July 2023
Bossa Nova Spirit	155,000	2013	100%	DP2	Brazil	TC	Shell	November 2023
Sertanejo Spirit	155,000	2013	100%	DP2	Brazil	TC	Shell	January 2024
Peary Spirit	109,300	2011	100%	DP2	North Sea	TC	Statoil (6)	March 2018
Nansen Spirit	109,300	2010	100%	DP2	North Sea	TC	Statoil (6)	March 2018
Stena Sirita	126,900	1999	50%(3)	DP2	North Sea	TC	Esso	January 2019
Stena Alexita(4)	127,000	1998	50%(3)	DP2	North Sea	TC	Statoil (6)	March 2018
Jasmine Knutsen(7)	148,600	2005	In-chartered (until January 2018)	DP2	Canada	TC	ExxonMobil, Canada Hibernia, Chevron, Husky, Mosbacher, Murphy, Nalcor, Statoil, Suncor(2)	January 2018
Heather Knutsen(7)	148,600	2005	In-chartered (until December 2018)	DP2	Canada	TC		January 2018
Navion Hispania(7)	126,200	1999	100%	DP2	Canada	TC		May 2018
Beothuk Spirit(7)	148,200	2017	100%	DP2	Canada	TC		May 2030
Norse Spirit(7)	148,200	2017	100%	DP2	Canada	TC		May 2030
Dorset Spirit(7)	148,200	2018	100%	DP2	Canada	NB		May 2030
Navion Gothenburg	152,200	2006	50%(3)	DP2	Brazil	BB	Petrobras(8)	July 2020
Navion Stavanger	148,700	2003	100%	DP2	Brazil	BB	Petrobras(8)	July 2019
Petroatlantic	93,000	2003	100%	DP2	North Sea	TC	Teekay Corporation	March 2022
Petronordic	93,000	2002	100%	DP2	North Sea	TC	Teekay Corporation	March 2022
Nordic Spirit	151,300	2001	100%	DP	Brazil	BB	Petrobras	June 2018
Stena Spirit	151,300	2001	50%(3)	DP	Brazil	BB	Petrobras	June 2018
Navion Bergen	105,600	2000	100%	DP2	Brazil	BB	Petrobras(8)	April 2020
Nordic Brasilia	151,300	2004	100%	DP	Far-East	Spot
Nordic Rio	151,300	2004	50%(3)	DP	Far-East	Spot
SHI Hull No. 2241(9)	129,830	2019	100%	DP2	North Sea	NB
SHI Hull No. 2242(9)	129,830	2020	100%	DP2	North Sea	NB
SHI Hull No. 2256(9)	129,830	2020	100%	DP2	North Sea	NB
SHI Hull No. 2257(9)	129,830	2020	100%	DP2	North Sea	NB
HiLoad DP Unit(10)	n/a	2010	100%	DP	Norway	Lay-up
Total capacity	4,754,920

(1)	“CoA” refers to contracts of affreightment, "TC" refers to time charters, "BB" refers to bareboat charters, "NB" refers to newbuilding.

(2)	Not all of the contracts of affreightment or time-charter customers utilize every ship in the contract of affreightment or time-charter fleet.

(3)	Owned through a 50% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative ownership.

(4)	The vessel will turn 20 years old in 2018 and will no longer be able to trade in the North Sea contract of affreightment fleet.

(5)	The vessel is capable of loading from a submerged turret loading buoy.

(6)
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

(7)
The two in-chartered vessels were replaced with the Beothuk Spirit and the Norse Spirit in late-2017 and early-2018, respectively. The Jasmine Knutsen was redelivered to its owner in early-2018 and the Heather Knutsen was transferred to the North Sea shuttle tanker contracts of affreightment fleet on an in-charter contract until late-2018. The Navion Hispania is planned to be replaced by the Dorset Spirit, which delivered in March 2018, and will then transfer to the North Sea shuttle tanker contracts of affreightment fleet.

(8)	Charterer has the right to purchase the vessel at end of the bareboat charter.

(9)	Two of the four Samsung newbuildings will operate in the North Sea contract of affreightment fleet and two will operate under the master agreement with Statoil.

(10)	Self-propelled DP system that attaches to and keeps conventional tankers in position when loading from offshore installations.

On the Norwegian continental shelf, regulations have been imposed on the operators of offshore fields related to vaporized crude oil that is formed and emitted during loading operations and which is commonly referred to as Volatile Organic Compounds (or VOC). To assist the oil companies in their efforts to meet the regulations on VOC emissions from shuttle tankers, we have played an active role in establishing and participating in a unique co-operation among 25 owners of offshore fields in the Norwegian sector. The purpose of the co-operation is to implement VOC reduction systems on selected shuttle tankers to reduce and report VOC emissions according to Norwegian authorities’ requirements. Currently, we own VOC systems on 11 of our shuttle tankers. The oil companies that participate in the co-operation have also engaged us to undertake the day-to-day administration, technical follow-up and handling of payments through a dedicated clearing house function.

During 2017, approximately 45% of our consolidated net revenues from continuing operations were earned by the vessels in the shuttle tanker segment, compared to approximately 42% in 2016 and 41% in 2015. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.
FSO Segment
FSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity. An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and off-take systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. FSO units are usually conversions of older single hull conventional oil tankers. These conversions, which include installation of a loading and off-take system and hull refurbishment, can generally extend the lifespan of a vessel as an FSO unit by up to 20 years over the normal conventional tanker lifespan of 25 years.

Our FSO units are generally placed on long-term, fixed-rate time charter or bareboat charter contracts as an integrated part of the field development plan, which provides stable cash flow to us.

As of December 31, 2017, there were approximately 94 FSO units operating and five FSO units on order in the world fleet, and we had six FSO units in which our ownership interests ranged from 89% to 100%. The major markets for FSO units are Asia, West Africa, Northern Europe, the Mediterranean and the Middle East. Our primary competitors in the FSO market are conventional tanker owners who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

The following table provides additional information about our FSO units as of December 31, 2017:

Vessel	Capacity (dwt)	Built	Ownership	Field name and location	Contract Type	Charterer	Contract End Date
Randgrid (1)(2)	124,500	1995	100%	Gina Krog, Norway	Time charter	Statoil	October 2020
Suksan Salamander (1)	78,200	1993	100%	Bualuang, Thailand	Bareboat	Teekay Corporation	August 2024
Pattani Spirit (1)	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay Corporation	April 2019
Dampier Spirit (1)	106,700	1987	100%	Stag, Australia	Time charter	Jadestone Energy	August 2024
Falcon Spirit (3)	124,500	1986	100%	Al Rayyan, Qatar	Time charter	Qatar Petroleum	June 2022
Apollo Spirit (4)	129,000	1978	89%	Banff, U.K.	Bareboat	Teekay Corporation	July 2018
Total capacity	676,700

(1)	Charterer has option to extend the time charter.

(2)	The vessel was converted into an FSO unit in 2017. The unit was originally built in 1995.

(3)	Charterer has early termination rights for an 18-month notice period.

(4)	Charterer is required to charter the vessel for as long as Teekay Corporation’s Petrojarl Banff FPSO unit produces in the Banff field in the North Sea.

During 2017, approximately 7% of our consolidated net revenues from continuing operations were earned by the vessels in the FSO segment, compared to 5% in 2016 and 5% in 2015. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.
UMS Segment
Units for Maintenance and Safety are used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. Our unit is available for world-wide operations, excluding operations on the Norwegian Continental Shelf, and includes DP3 keeping systems that are capable of operating in deep water and harsh weather. As of December 31, 2017, there were approximately 51 DP UMS operating and 13 units on order in the world fleet.

The Arendal Spirit began its three-year charter contract for Petroleo Netherlands B.V. on June 7, 2015. In April 2016, during the process of lifting off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. During the gangway replacement, the Arendal Spirit was declared off-hire. The gangway was replaced in June 2016 and the Arendal Spirit was declared on-hire in July 2016. In November 2016, the unit experienced an operational incident relating to the dynamic positioning system and, as a result, Petroleo Netherlands B.V. suspended its charter hire payments beginning November 6, 2016 to complete an operational review relating to this incident. In April 2017, Petroleo Netherlands B.V. notified our subsidiary, Logitel Offshore Norway AS, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. We have disputed the grounds for termination and have initiated a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently in lay-up in Norway.

The following table provides additional information about our UMS as of December 31, 2017:

Vessel	Berths	Built	Ownership	Location	Contract type
Arendal Spirit	500	2015	100%	Norway	Lay-up

During 2017, approximately 0% of our consolidated net revenues from continuing operations was earned by the UMS segment compared to 3% in 2016 and 3% in 2015. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.
Towage Segment
Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. We operate with high-end vessels which can be defined as long-distance towing and offshore installation vessels with a bollard pull of greater than 190 tonnes and a fuel capacity of more than 2,000 metric tonnes. Our focus is on intercontinental towage requiring trans-ocean movements.

Our vessels operate on voyage-charter and spot contracts. Voyage-charter contract revenue is less volatile than revenue from spot market rates, as project budgets are prepared and maintained well in advance of the contract commencement.

As of December 31, 2017, there were approximately 31 long-distance towing and offshore installation vessels with a bollard pull greater than 150 tonnes, which is the minimum specification for vessels in direct competition with us, operating and three long-distance towing and offshore installation vessels on order in the world fleet. At December 31, 2017, our towage fleet included ten long-distance towing and offshore installation vessels (including one newbuilding which delivered in February 2018), in which we have 100% ownership interests.

The following table provides additional information about our towing and offshore installation vessels as of December 31, 2017:

Vessel	Bollard Pull (tonnes)	Built	Ownership	Contract Type
ALP Defender	305	2017	100%	Voyage-charter
ALP Sweeper	303	2017	100%	Voyage-charter
ALP Striker	309	2016	100%	Voyage-charter
ALP Centre	298	2010	100%	Voyage-charter
ALP Guard	298	2009	100%	Voyage-charter
ALP Winger	219	2007	100%	Voyage-charter
ALP Ippon	207	2006	100%	Voyage-charter
ALP Forward	218	2007	100%	Lay-up
ALP Ace	192	2006	100%	Lay-up
ALP Keeper (1)	301	2018	100%
	2,650

(1)	Newbuilding delivered in February 2018.

During 2017, approximately 1% of our consolidated net revenues from continuing operations were earned by the vessels in the towage segment compared to 2% in 2016 and 2% in 2015. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.
Conventional Tanker Segment
Conventional oil tankers are used primarily for transcontinental seaborne transportation of oil. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers.

In March 2016, we sold our two conventional tankers and subsequently chartered-in both vessels for three years each; both with additional one-year extension options. Both vessels are trading in the spot conventional tanker market.

The following table provides information about our conventional tankers as of December 31, 2017:

Vessel	Capacity (dwt)	Built	Ownership	Contract Type
Blue Pride	115,000	2004	In-chartered (until March 2019)	Spot(1)
Blue Power	106,400	2003	In-chartered (until March 2019)	Spot(1)
Total capacity	221,400

(1)	“Spot” refers to spot conventional tanker market.

During 2017, approximately 1% of our consolidated net revenues from continuing operations were earned by the vessels in the conventional tanker segment, compared to 2% in 2016 and 2% in 2015. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.
Business Strategies
Our primary business objective is to increase cash available for distribution by executing the following strategies:

•
Project management and execution of our growth projects mostly secured on long-term contracts. We continue to focus on executing on our existing shuttle tanker and FPSO growth projects delivering between now and 2020, to provide stable cash flows.

•
Extend contracts and redeploy existing assets on long-term contracts. Over the near-to-medium term, we primarily intend to extend contracts and redeploy existing shuttle tankers, FPSO units and FSO units on medium-to-long-term contracts, rather than ordering new vessels. We believe this approach reduces our financing requirements and provides our customers with a quick-to-market and lower cost offshore solution, which significantly lowers our customers’ break-even and lifting cost per barrel of oil production, compared to a new vessel. We believe we are well-positioned to extend contracts and redeploy existing assets by leveraging our engineering and operational expertise with our global marketing organization and extensive customer and shipyard relationships.

•
Acquire or construct additional vessels to serve under medium- to long-term, fixed-rate contracts. We intend to seek sustainable long-term growth primarily through acquiring or constructing vessels as needed for approved projects only after charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We believe this approach facilitates the financing of new vessels based on their anticipated future revenues and ensures that new vessels will be employed upon acquisition, which should provide stable cash flows.

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

Shell, Petrobras, Statoil and Premier Oil accounted for approximately 31%, 17%, 10% and 10%, respectively, of our consolidated revenues from continuing operations during 2017. Shell, Petrobras and Premier Oil accounted for approximately 30%, 19% and 10%, respectively, of our consolidated revenues from continuing operations during 2016. Shell, Petrobras, Statoil and Premier Oil accounted for approximately 26%, 18%, 11% and 11%, respectively, of our consolidated revenues from continuing operations during 2015. No other customer accounted for 10% or more of such consolidated revenues during 2017, 2016 or 2015.

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

We, through certain of our subsidiaries, assist our operating subsidiaries in managing their ship operations. All vessels are operated under our comprehensive and integrated Safety Management System that complies with the International Management Code for the Safe Operation of Ships and for Pollution Prevention (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, Occupational Health and Safety Assessment Series (or OHSAS) 18001 and the Maritime Labor Convention 2006 (or MLC 2006) that became effective in 2013. The management system is certified by DNV-GL. It has also been separately approved by the Australian flag administrations. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV-GL and applicable flag states.

We provide, through certain of our subsidiaries, expertise in various functions critical to the operations of our operating subsidiaries. We believe this arrangement affords a safe, efficient and cost-effective operation. Our subsidiaries also provide to us access to human resources, financial and other administrative functions pursuant to administrative services agreements.

Prior to January 1, 2018, vessel management services were provided by our subsidiaries and subsidiaries of Teekay Corporation, located in various offices around the world. On January 1, 2018, we acquired certain of these subsidiaries from Teekay Corporation. These include critical vessel management functions such as:

•	vessel maintenance (including repairs and dry docking) and certification;

•	crewing by competent seafarers;

•	procurement of stores, bunkers and spare parts;

•	management of emergencies and incidents;

•	supervision of shipyard and projects during new-building and conversions;

•	insurance; and

•	financial management services.

These functions are supported by on-board and on-shore systems for maintenance, inventory, purchasing and budget management. In addition, day-to-day focus on cost control is applied to our operations.

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

In addition to class surveys, the vessel's flag state also verifies the condition of the vessel during annual flag state inspections, either independently or by additional authorization to class. Also, Port State Authorities of a vessel’s port of call are authorized under international conventions to undertake regular and spot checks of vessels visiting their jurisdiction.

Processes followed on board are audited by either the flag state or the classification society acting on behalf of a flag state to ensure that they meet the requirements of the ISM Code. DNV-GL typically carries out this task. We also follow an internal process of internal audits undertaken at each office and vessel annually.

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

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the specific requirements for shuttle tankers, FSO units and FPSO units under the NPD (Norway) and HSE (United Kingdom) regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the United States Coast Guard (or Coast Guard) and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.

With regard to offshore support vessels, such as UMS, SOLAS permits certain exemptions and equivalents to be allowed by the relevant vessel’s flag state. The International Code on Intact Stability, 2008 also generally applies to offshore support vessels. The IMO’s Maritime Safety Committee (or MSC) has also adopted amendments to the IS Code relating to ships engaged in anchor handling operations and to ships engaged in lifting and towing operations, including escort towing. These amendments are expected to enter into force on January 1, 2020. The IMO has also developed non-mandatory codes and guidelines which apply to various types or aspects of offshore support vessels.

In addition, the IMO’s MSC has adopted the International Code of Safety for Ships using Gases or other Low-flashpoint Fuels (the IGF Code), which is mandatory for ships fueled by gases or other low-flashpoint fuels setting out mandatory provisions for the arrangement, installation, control and monitoring of machinery, equipment and systems using low-flashpoint fuel.

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (MARPOL) (or Annex VI) sets limits on sulfur oxide and nitrogen oxide emissions (or NOx) from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special "emission control areas" (or ECAs) to be established with more stringent controls on sulfur emissions.

Annex VI also provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. In October 2016, IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) shall enter into effect on January 1, 2019.

As of March 1, 2018, amendments to Annex VI impose new requirements for ships of 5,000 gross tonnage and to collect consumption data for each type of fuel oil they use, as well as certain other data including proxies for transport work.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

The IMO's Ballast Water Management Convention (BWM Convention) entered into force on September 8, 2017 and stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The BWM Convention requires the implementation of either standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange can be employed. The MEPC agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey was completed on or after September 8, 2014 but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date is completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The USCG has approved a number of BWMS.

We estimate that the installation of approved BWMS may cost between $2 million and $3 million per vessel.

The IMO has also adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions. The Polar Code and related amendments entered into force in January 2017 and are mandatory for new vessels built after January 1, 2017. For existing ships, this code will be applicable from the first intermediate or renewal survey, whichever occurs first, beginning on or after January 1, 2018.

MARPOL Annex I also states that oil residue may be discharged directly from the sludge tank to the shore reception facility through standard discharge connections. They may also be discharged to the incinerator or to an auxiliary boiler suitable for burning the oil by means of a dedicated discharge pump. Amendments to Annex I expand on the requirements for discharge connections and piping to ensure residues are properly disposed of. Annex I is applicable for existing vessels with a first renewal survey beginning on or after January 1, 2017.

MSC 91 adopted amendments to SOLAS Regulation II-2/10 to clarify that a minimum of two-way portable radiotelephone apparatus for each fire party for fire-fighter's communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. All existing ships (built before July 1, 2014) should comply with this requirement not later than the first safety Equipment survey after July 1, 2018. All new vessels constructed (keel laid) on or after July 1, 2014 must comply with this requirement at the time of delivery.

As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus' which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 must comply no later than July 1, 2019.

The IMO continues to review and introduce new regulations; as such, it is impossible to predict what additional regulations, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.
European Union (or EU)
The EU has adopted legislation that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies

The EU has adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in “SOx Emission Control Areas.” Other jurisdictions have also adopted similar regulations. Since January 1, 2014, the California Air Resources Board has also required vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California. China also has established emission control areas and continues to establish such areas, restricting the maximum sulfur content of the fuel to be used by vessels within those areas and which limits become progressively stricter over time.

IMO regulations require that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this could impact the costs of operations. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements. The global cap on the sulfur content of fuel oil is currently 3.5%, to be reduced to 0.5% by January 1, 2020.

The EU Ship Recycling Regulation aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship has to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Regulation is to apply generally not later than December 31, 2018, with certain provisions applicable from December 31, 2020. The EU Commission also adopted the a European List of approved ship recycling facilities, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the Regulation.
China
China has also established ECAs in the Pearl River Delta, the Yangtze River Delta and the Bohai Sea area with restrictions limiting sulfur content not to exceed 0.5% in such ECAs, with such limit decreasing over time.
All the key ports within the three China ECAs (i.e. Tianjin, Qinhuangdao, Tangshan, Huanghua, Shenzhen, Guangzhou, Zhuhai, Shanghai, Ningbo-Zhoushan, Suzhou and Nantong) have implemented the low sulfur bunker requirements.
Commencing January 1, 2018, a ship’s berthing (excluding one hour after berthing and one hour before departure) at all ports within the China ECAs are required to use fuel with sulfur contents at or below 0.5%. These limitations will apply to the entire period vessels are in port within China ECAs commencing January 1, 2019.
China will complete an assessment of the effectiveness of the introduced measures by the end of 2019. Based on the results of such assessment possible further enforcement of regulations limiting SOx emission in ECAs may be implemented reducing the sulfur content to 0.1% for ships in the ECA, extending the boundaries of the ECAs or introducing new control measures.
North Sea, Canada and Brazil
Our shuttle tankers and FPSO units primarily operate in the North Sea and Brazil.

There is no international regime in force which deals with compensation for oil pollution from offshore craft, such as FPSOs. Whether the CLC and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage 1971, as amended by the 1992 Protocol (or the Fund Convention), which deal with liability and compensation for oil pollution, and the Convention on Limitation of Liability for Maritime Claims 1976, as amended by the 1996 Protocol (or the 1976 Limitation of Liability Convention), which deals with limitation of liability for maritime claims, apply to FPSOs is neither straightforward nor certain. This is due to the definition of “ship” under these conventions and the requirement that oil is “carried” on board the relevant vessel. Nevertheless, the wording of the 1992 Protocol to the CLC leaves room for arguing that FPSOs and oil pollution caused by them can come under the ambit of these conventions for the purposes of liability and compensation. However, the application of these conventions also depends on their implementation by the relevant domestic laws of the countries which are parties to them.

UK’s Merchant Shipping Act 1995, as amended (or the MSA), implements the CLC but uses a wider definition of a “ship” than the one used in the CLC and in its 1992 Protocol but still refers to the criteria used by the CLC. It is therefore doubtful that FPSOs fall within its wording. However, the MSA also includes separate provisions for liability for oil pollution. These apply to vessels which fall within a much wider definition and include non-seagoing vessels. It is arguable that the wording of these MSA provisions is wide enough to cover oil pollution caused by offshore crafts such as FPSOs. The liability regime under these MSA provisions is similar to that imposed under the CLC but limitation of liability is subject to the 1976 Limitation of Liability Convention regime (as implemented in the MSA),

With regard to the 1976 Limitation of Liability Convention, it is, again, doubtful whether it applies to FPSOs, as it contains certain exceptions in relation to vessels constructed for or adapted to and engaged in drilling and in relation to floating platforms constructed for the purpose of exploring or exploiting natural resources of the seabed or its subsoil. However, these exceptions are not included in the legislation implementing the 1976 Limitation of Liability Convention in the UK, which is also to be found in the MSA. In addition, the MSA sets out a very wide definition of “ship” in relation to which the 1976 Limitation of Liability Convention is to apply and there is room for argument that if FPSOs fall within that definition of “ship”, they are subject in the UK to the limitation provisions of the 1976 Limitation of Liability Convention.
In the absence of an international regime regulating liability and compensation for oil pollution caused by offshore oil and gas facilities, the Offshore Pollution Liability Agreement 1974 was entered into by a number of oil companies and became effective in 1975. This is a voluntary industry oil pollution compensation scheme which is funded by the parties to it. These are operators or intending operators of offshore facilities used in the exploration for and production of oil and gas located within the jurisdictions of a number of “Designated States” which include the UK, Denmark, Norway, Germany, France, Greenland, Ireland, the Netherlands, the Isle of Man and the Faroe Islands. The scheme provides for strict liability of the relevant operator for pollution damage and remedial costs, subject to a limit, and the operators must provide evidence of financial responsibility in the form of insurance or other security to meet the liability under the scheme.

With regard to FPSOs, Chapter 7 of Annex I of MARPOL (which contains regulations for the prevention of oil pollution) sets out special requirements for fixed and floating platforms, including, amongst others, FPSOs and FSUs. The IMO’s Marine Environment Protection Committee has issued guidelines for the application of MARPOL Annex I requirements to FPSOs and FSUs.

The EU’s Directive 2004/35/CE on environmental liability with regard to the prevention and remedying of environmental damage (or the Environmental Liability Directive) deals with liability for environmental damage on the basis of the “polluter pays” principle. Environmental damage includes damage to protected species and natural habitats and damage to water and land. Under this Directive, operators whose activities caused the environmental damage or the imminent threat of such damage are to be held liable for the damage (subject to certain exceptions). With regard to environmental damage caused by specific activities listed in the Directive, operators are strictly liable. This is without prejudice to their right to limit their liability in accordance with national legislation implementing the 1976 Limitation of Liability Convention. The Directive applies both to damage which has already occurred and where there is an imminent threat of damage. It also requires the relevant operator to take preventive action, to report an imminent threat and any environmental damage to the regulators and to perform remedial measures, such as clean-up. The Environmental Liability Directive has been implemented in the UK by the Environmental Damage (Prevention and Remediation) Regulations 2009.

In June 2013 the EU adopted Directive 2013/30/EU on safety of offshore oil and gas operations and amending Directive 2004/35/EC (or the Offshore Safety Directive). This Directive lays down minimum requirements for member states and the European Maritime Safety Agency for the purposes of reducing the occurrence of major accidents related to offshore oil and gas operations, thus increasing protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas, and limiting disruptions to the EU’s energy production and improving responses to accidents. The Offshore Safety Directive sets out extensive requirements, such as preparation of a major hazard report with risk assessment, emergency response plan and safety and environmental management system applicable to the relevant oil and gas installation before the planned commencement of the operations, independent verification of safety and environmental critical elements identified in the risk assessment for the relevant oil and gas installation, and ensuring that factors such as the applicant’s safety and environmental performance and its financial capabilities or security to meet potential liabilities arising from the oil and gas operations are taken into account when considering granting a license. Under the Offshore Safety Directive, Member States are to ensure that the relevant licensee is financially liable for the prevention and remediation of environmental damage (as defined in the Environmental Liability Directive) caused by offshore oil and gas operations carried out by or on behalf of the licensee or the operator. Member States must lay down rules on penalties applicable to infringements of the legislation adopted pursuant to this Directive. Member States were required to bring into force laws, regulations and administrative provisions necessary to comply with this Directive by 19 July 2015. The Offshore Safety Directive has been implemented in the UK by a number of different UK Regulations, including the Environmental Damage (Prevention and Remediation) (England) Regulations 2015, as amended, (which revoked and replaced the Environmental Damage (Prevention and Remediation) Regulations 2009)) and the Offshore Installations (Offshore Safety Directive)(Safety Case etc.) Regulations 2015, as amended, both of which were effective from July 19, 2015.

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

In addition to the regulations imposed by the IMO, Brazil imposes regulatory requirements in connection with operations in its territory, including specific requirements for the operations of vessels flagged in countries other than Brazil. Brazil has several maritime regulations and frequent amendments and updates. Firstly, with respect to environmental protection while operating under Brazilian waters, the Federal Constitution establishes that the State shall regulate and impose protections to the environment, establishing liability in the civil, administrative and criminal spheres. Law no. 6938/1981 sets the National Environmental Policy and Law no. 9966/2000, known as “The Oil Law”, institutes several rules, liabilities and penalties regarding the handling of oil or other dangerous substances, being applicable to foreign vessels and platforms operating in Brazilian waters. Regulating the exploitation and production of oil and natural gas, Law no. 9.478/1997, known as “The Petroleum Law”, created the National Petroleum Agency (“ANP”), responsible for regulating and supervising the industry through directives and resolutions. After the discovery of the pre-salt, the mentioned law was altered in some points by Law no. 12.351/2010 and Laws 13.303/2016 and 13.609/2018, being the industry also regulated by several administrative Regulations issued by the ANP.

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

OPA 90 also requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the Coast Guard. Under the self-insurance provisions, the ship owners or operators must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guarantees from a third party for the remaining vessels. If other vessels in our fleet trade into the United States in the future, we expect to obtain guarantees from third-party insurers.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016. This permit is effective to December 18, 2018. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

California Biofouling Management Plan requirements are as follows: developing and maintaining a Biofouling Management Plan, developing and maintaining a Biofouling Record Book, mandatory biofouling management of the vessel’s wetted surfaces, mandatory biofouling management for vessels that undergo an extended residency period (i.e. remain in the same location for 45 or more days). All vessel calling at California water were required to submit the "Annual Marine Invasive Reporting Form" by October 1, 2017 and should have CA-Biofouling management plan after a vessel’s first regularly scheduled out-of-water maintenance (i.e. dry dock) after January 1, 2018, or upon delivery on or after January 1, 2018.
New Zealand
New Zealand's Craft Risk Management Standard (or CRMS) requirements are based on the IMO's guidelines for the control and management of ships' biofouling to minimize the transfer of invasive aquatic species.
Marine pests and diseases brought in on vessel hulls (biofouling) are a threat to New Zealand's marine resources. From May 15, 2018, all vessels arriving in New Zealand will need to have a clean hull. Vessels staying up to 20 days and only visiting designated ports (places of first arrival) will be allowed a slight amount of biofouling. Vessels staying longer and visiting other places will only be allowed a slime layer and goose barnacles.
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015, the Paris Agreement (or the Paris Agreement) was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2° Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.

IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions became effective in January 2013. The IMO is evaluating various additional mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnages and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements are expected to enter into force on March 1, 2018. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships with an initial strategy to be adopted in 2018 (July 7, 2017 saw the MEPC agree on a draft outline of the IMO’s strategy for reducing greenhouse gas emissions in the shipping sector) and a revised strategy to be adopted in 2023.

The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted regulations on the monitoring, reporting and verification (or MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping and generally requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and

Iceland) port. Data collection takes place on a per voyage basis and started January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency. To comply with the MRV Regulation, we have prepared an EU MRV monitoring plan and EU MRV monitoring template in line with legislative requirement. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 (in the absence of a comparable system operating under the IMO), it appears that the decision to include shipping may be deferred until 2023.
In parallel to the EU MRV Regulation, the IMO has introduced a three-step approach, based on collecting and analyzing fuel consumption data, before agreeing what further actions may be required to reduce greenhouse gas emissions from ships. The IMO data collection system came into effect in March 2018.
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
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the relevant reporting regimes such as Maritime Security Council Horn of Africa (or MSCHOA), the Maritime Domain Awareness for Trade - Gulf of Guinea (or MDAT-GoG), the Information Fusion Center (or IFC) whenever our vessels are calling in the Indian Ocean Region, or West Coast of Africa (or WAC) or SE Asia high risk areas respectively. In order to mitigate the security risk, security arrangements are required for vessels which travel through these high risk areas.

C.	Organizational Structure
Our sole general partner is Teekay Offshore GP L.L.C., in which, as at December 31, 2017, Brookfield held 49% of the general partner interest, and a subsidiary of Teekay Corporation held 51% of the general partner interest.

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2017.

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

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate for 2018 onwards is 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income, without benefit of deductions. For 2018, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income will be less than $200,000 based on the amount of U.S. Source International Transportation Income we earned for 2017. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
Marshall Islands Taxation
Because we and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business, operations, or transactions in the Republic of The Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with requests made by the Marshall Islands registrar of corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by controlled affiliates to us are not subject to Marshall Islands taxation.
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
The following discussion should be read in conjunction with the financial statements and notes thereto. Please read Item 18 - Financial Statements.
Management’s Discussion and Analysis of Financial Conditions and Results of Operations
OVERVIEW
We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a portfolio manager and project developer in the marine midstream market. In September 2017, affiliates of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or Brookfield) purchased from an affiliate of Teekay Corporation a 49% interest in our general partner and purchased common units and warrants to purchase common units from us. This transaction was part of a comprehensive solution for us to strengthen our balance sheet and fully fund our existing growth projects. We seek to leverage the expertise, relationships and reputations of Teekay Corporation and Brookfield to pursue long-term growth opportunities.

We operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, a unit for maintenance and safety (or UMS), long-distance towing and offshore installation vessels and conventional crude oil tankers. As at December 31, 2017, our fleet consisted of 37 shuttle tankers (including five newbuildings, one of which delivered in March 2018, and the remainder of which are scheduled for delivery in late-2019 through 2020, three chartered-in vessels and one HiLoad Dynamic Positioning (or HiLoad DP) unit), eight FPSO units (including one FPSO unit scheduled to commence operations during the second quarter of 2018), six FSO units, ten long-distance towing and offshore installation vessels (including one newbuilding which delivered in February 2018), one UMS and two chartered-in conventional oil tankers, in which our interests range from 50% to 100%.

Our near-to-medium term business strategy is primarily focused on implementing existing growth projects, extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing strategic growth projects. Despite the recent weakness in the global energy and capital markets, our operating cash flows remain largely stable, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties.

The decline in global oil prices has affected the energy and capital markets and may also result in our vessels being employed on customer contracts that are cancellable or the failure of customers to exercise charter extension options, potentially resulting in increased off-hire for affected vessels. Conversely, we expect that a continuation of lower oil prices will motivate charterers to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to increase the efficiency of our business to ensure we are a cost-effective supplier in the offshore sector, as well as focusing on the redeployment of our assets that are scheduled to come off charter over the next few years.

Our long-term growth strategy focuses on expanding our fleet of shuttle tankers and FPSO units under medium-to-long term charter contracts while evaluating opportunities to expand into related offshore service segments. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to such charter opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and Brookfield to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We have rights to participate in certain other FPSO, FSO and shuttle tanker opportunities provided by Teekay Corporation, Sevan Marine ASA (or Sevan) and Remora AS. Our operating fleet primarily trades on medium to long-term, stable contracts.
SIGNIFICANT DEVELOPMENTS
Strategic Partnership with Brookfield
In September 2017, we completed the previously announced strategic partnership with Brookfield and related transactions (collectively the Brookfield Transaction), which included the following, among others:

•
Brookfield and Teekay Corporation invested $610.0 million and $30.0 million, respectively, in us in exchange for 244.0 million and 12.0 million common units, respectively, at a price of $2.50 per common unit and 62.4 million and 3.1 million common unit warrants, respectively, with an exercise price of $0.01 per unit and which warrants are exercisable at any time until September 25, 2024 if our common unit volume-weighted average price is equal to or greater than $4.00 per unit for 10 consecutive trading days prior to that date. Following the investment, Brookfield owns approximately 59.5% and Teekay Corporation owns approximately 13.8% of our outstanding common units;

•
Brookfield acquired from Teekay Corporation a 49.0% interest in our general partner in exchange for $4.0 million and an option to purchase an additional 2.0% interest in our general partner from Teekay Corporation in exchange for 1.0 million of the warrants issued to Brookfield as described above;

•
We repurchased and canceled all of our outstanding Series C-1 and Series D preferred units from existing unitholders, for an aggregate of approximately $250.0 million in cash. Concurrently, the per unit exercise price of our Series D tranche B warrants to purchase common units issued on June 29, 2016, was reduced from $6.05 to $4.55;

•
We agreed with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date to September 30, 2018, in exchange for a principal prepayment of $30 million, which we paid in October 2017;

•
Brookfield acquired, from a subsidiary of Teekay Corporation, the 2016 Teekay Corporation Promissory Note, which was amended and restated in connection with the acquisition by Brookfield to, among other things, extend its maturity date from 2019 to 2022 (as amended, the Brookfield Promissory Note). Brookfield purchased the Brookfield Promissory Note from Teekay Corporation for $140.0 million in cash and 11.4 million of the warrants issued initially to Brookfield as described above;

•
Certain financial institutions providing interest rate swaps to us (i) lowered the fixed interest rate on the swaps, (ii) extended the termination option of the swaps by two years to 2021, and (iii) eliminated the financial guarantee and security package previously provided by Teekay Corporation in return for a prepayment amount and fees; and

•
We acquired certain management companies from Teekay Corporation that focus on the operations of our shuttle and FPSO segments. These companies will form part of our consolidated group, effective January 1, 2018.

As part of the Brookfield Transaction, we reduced our common unit distribution to $0.01 per common unit effective the third quarter of 2017 to reinvest cash in the business and further strengthen our balance sheet.
For additional information about these and related proposed transactions, please see our report on Form 6-K furnished to the SEC on August 1, 2017.
Formation of ShuttleCo Subsidiary and Related Re-financing
In October 2017, we transferred our shuttle tanker business into a new, wholly-owned, non-recourse subsidiary, ShuttleCo. As part of the formation of ShuttleCo, a majority of our shuttle tanker fleet was refinanced with a new $600.0 million, five-year debt facility within ShuttleCo. In addition, an existing $250.0 million debt facility secured by the three East Coast of Canada newbuildings, an existing $140.7 million private placement bond secured by two vessels and a $71.2 million facility secured by two 50%-owned vessels, were transferred from us to ShuttleCo.
Repurchase of Existing NOK Bonds Maturing in 2018 and Issuance of $250 Million Bonds in ShuttleCo
In October 2017, as part of the Brookfield Transaction, we exercised our call option to repurchase the remaining outstanding balances under each of our Norwegian Kroner (or NOK) 420 million senior unsecured bond agreement and our NOK 800 million senior unsecured bond agreement. In each case these were settled on November 16, 2017, in accordance with their respective terms. Concurrently, ShuttleCo completed an offering of $250.0 million of new senior unsecured bonds in the Norwegian bond market. The interest payments on the bonds are fixed at 7.125% and the bonds mature in August 2022. We expect the bonds to be listed on the Oslo Stock Exchange in early-2018. For additional information, please see Item 18 - Financial Statements: Note 8. Long-Term Debt.
Public Offering of Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units
In January 2018, we completed a public offering of $120 million of our 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or Series E Preferred Units), including $5 million sold pursuant to the exercise of the underwriters' over-allotment option, raising net proceeds of approximately $116 million.
Commencement of Operations of the Libra FPSO
In November 2017, the Libra FPSO, which was converted from one of our shuttle tankers at Sembcorp’s Jurong shipyard in Singapore, commenced its 12-year charter contract with a consortium of international oil companies, including Petrobras, Total S.A., Shell, CNPC and CNOOC Limited, on the Libra oil field.
Commencement of Operations of the Randgrid FSO
In early-October 2017, the Randgrid FSO, which was converted from one of our shuttle tankers at Sembcorp’s Sembawang shipyard in Singapore, commenced its three-year time-charter contract with Statoil, including 12 additional one-year extension options, on the Gina Krog oil and gas field in the Norwegian sector of the North Sea.
Rio das Ostras FPSO Contract Extension
In January 2018, we entered into a contract extension with Petrobras to extend the employment of the Rio das Ostras FPSO for four months at a slightly lower fixed rate. Petrobras also has an option to extend the contract a further two months out to July 2018.
Voyageur Spirit FPSO Contract Extension
We expect to finalize the previously announced contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field for at least an additional 12 months to April 2019. The new contract, which will take effect in April 2018, includes a fixed charter rate component plus a component based on oil production and oil price.

New Towage Contract
In February 2018, ALP Maritime, our towage subsidiary, was awarded a contract by Interoil / Saipem to provide five towage vessels to perform towage and field installation services for the Kaombo Norte FPSO project in spring 2018. Two ALP vessels will tow the FPSO from its shipyard in South East Asia to its field in West Africa, where it will be met by a further three ALP vessels to perform field installation. The contract requires approximately 330 vessel equivalent days throughout the project.
Delivery of East Coast of Canada Shuttle Tanker Newbuildings
In October 2017, November 2017 and March 2018, we took delivery of the three East Coast of Canada shuttle tanker newbuildings, the Beothuk Spirit, the Norse Spirit, and the Dorset Spirit, respectively. The Beothuk Spirit and the Norse Spirit commenced the 15-year charter contracts (of which approximately 12.5 years remain), plus extension options in December 2017 and January 2018, respectively, with a group of oil companies, and the Dorset Spirit is expected to commence the 15-year charter contract (of which approximately 12.5 years remain), plus extension options, in mid-2018, with the same group of oil companies. These newbuildings are replacing the existing in-chartered vessels servicing the East Coast of Canada, with the first replaced vessel redelivering to its owner and the second and third replaced vessels transferring to the North Sea to operate in our contract of affreightment (or CoA) fleet.
Delivery of Towage Newbuildings
In June 2017, October 2017 and February 2018, we took delivery of the ALP Defender, ALP Sweeper and the ALP Keeper, respectively, the final three of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings, constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed delivery of the vessels we received damages from the shipyard of $24.6 million during the second quarter of 2017.
Sale of the Navion Saga FSO and Navion Marita Shuttle Tanker
In October 2017, we delivered the Navion Saga FSO unit to its buyers. We received gross proceeds of $7.4 million, resulting in a gain on sale of approximately $0.5 million recorded during the fourth quarter of 2017.
In November 2017, we delivered the Navion Marita to its buyers. We received gross proceeds of $5.7 million, resulting in a loss on sale of approximately $0.2 million recorded during the fourth quarter of 2017.
Shuttle Tanker Newbuildings and Options Declared on Additional Shuttle Newbuildings
In July 2017, we entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd., to construct two Suezmax DP2 shuttle tanker newbuildings, for an aggregate fully built-up cost of approximately $294 million, with options to order up to two additional vessels. These newbuilding vessels will be constructed based on our New Shuttle Spirit design which incorporates technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery in late-2019 and early-2020, these vessels will provide shuttle tanker services in the North Sea under our existing master agreement with Statoil, which will add vessel capacity to service our CoA portfolio in the North Sea. In late-November 2017, we declared options with Samsung for the construction of two additional, Suezmax-sized, DP2 shuttle tanker newbuildings for a total fully-built-up cost of approximately $293 million. Upon scheduled delivery of these two vessels in 2020, they will join our CoA portfolio in the North Sea.
Petrojarl I Delivery and Charter Amendment
In July 2017, we signed an amendment to the Petrojarl I FPSO five-year charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). The amended charter contract includes an extension to the delivery window for the project and an adjusted charter rate profile which reduces the day rate for the FPSO unit during the first 18 months of production. During the final 3.5 years of the contract, the charter contract will revert to a rate that is higher than the original day rate plus oil price and production tariffs, which will provide the potential for us to recover more than the reduction given in the first 18 months of the charter contract. The unit sailed away from Aibel AS shipyard (or Aibel) in Norway in December 2017 and arrived on the field in Brazil in January 2018 for field installation and testing. The start-up of oil production on the Atlanta Field is expected to occur during the second quarter of 2018.
New North Sea Shuttle Tanker Contracts
In June 2017, we finalized the previously announced three-year shuttle tanker CoA to service a development in the North Sea. The CoA, which commenced in September 2017 and requires the use of up to approximately 0.6 shuttle tanker equivalents per annum, is serviced by our existing CoA shuttle tanker fleet.
In March 2017, we finalized a five-year shuttle tanker CoA, plus extension options, with a consortium of oil companies to service a development located in the Central North Sea. This CoA commenced in January 2018 and is serviced by our existing CoA shuttle tanker fleet. The CoA requires the use of up to approximately 0.6 shuttle tanker equivalents per annum.
Falcon Spirit Contract Extension
In May 2017, we completed a five-year contract extension, plus extension options, for the Falcon Spirit FSO unit, which extension commenced June 1, 2017. The contract extension includes a termination fee payable if the contract is terminated prior to mid-2018. The Falcon Spirit FSO unit operates on the Al Rayyan field located offshore Qatar.
Arendal Spirit UMS

In April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of ours, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. We have disputed the termination and have initiated a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently in lay-up.
Petrojarl Varg Front-End Engineering and Design Study
In March 2017, we entered into a six-month, customer-funded, front-end engineering and design (or FEED) study agreement for the Petrojarl Varg FPSO unit with Alpha Petroleum Resources Limited, which is backed by private equity firm Petroleum Equity, for the development of the Cheviot field, formerly known as the Emerald field, located in the U.K. sector of the North Sea. The purpose of the FEED study is to define the modifications required for the Petrojarl Varg FPSO unit and use it to negotiate the terms of a potential FPSO contract for the development of the Cheviot field. The FEED study was completed in early-2018.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects. Our current near-term business strategy is primarily to focus on funding and implementing existing growth projects, extending contracts and re-deploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing additional growth projects.
In May 2011, Teekay Corporation entered into a joint venture agreement with Ocyan to jointly pursue FPSO projects in Brazil. Ocyan is a Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors. Through the joint venture agreement, Ocyan is a 50 percent partner with us in the Cidade de Itajai (or Itajai) FPSO unit and the Libra FPSO unit project.
Our Contracts and Charters
We generate revenues by charging customers for production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, which may contain a variable component for incentive-based revenues dependent upon operating performance.

We also generate revenues by charging customers for the transportation and storage of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	CoAs, whereby we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time;

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

The table below illustrates the primary distinctions among these types of charters and contracts:

	Contract of Affreightment	Time Charter	Bareboat Charter	Voyage Charter (1)	FPSO Contracts
Typical contract length	One year or more	One year or more	One year or more	Single voyage	Long-term
Hire rate basis (2)	Typically daily	Daily	Daily	Varies	Daily
Voyage expenses (3)	We pay	Customer pays	Customer pays	We pay	Not applicable
Vessel operating expenses	We pay	We pay	Customer pays	We pay	We pay
Off hire (4)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay	Not applicable
Shutdown (5)	Not applicable	Not applicable	Not applicable	Not applicable	Varies

(1)	Under a consecutive voyage charter, the customer pays for idle time.

(2)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

(3)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(4)	“Off hire” refers to the time a vessel is not available for service.

(5)	“Shutdown” refers to the time production services are not available.
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

Net Revenues. Net revenues represent revenues less voyage expenses incurred by us. Because the amount of voyage expenses we incur for a particular charter depends upon the type of charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance upon time charter equivalent (or TCE) rates, than revenues, the most directly comparable financial measure under U.S. generally accepted accounting principles (or GAAP).

Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, ship management services, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We are taking steps to maintain these expenses at a stable level, but increases in line with inflation are expected for crew, material, and maintenance costs. The strengthening or weakening of the U.S. Dollar relative to foreign currencies may result in significant decreases or increases, respectively, in our vessel operating expenses, depending on the currencies in which some of such expenses are incurred.

Time-Charter Hire Expenses. Time-charter hire expenses represent the cost to charter-in a vessel for a fixed period of time.

Income from Vessel Operations. To assist us in evaluating operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, interest income, income taxes, realized and unrealized loss on non-designated derivative instruments, equity income, foreign currency exchange loss and other income (expenses) - net.

Dry docking. We must periodically dry dock our shuttle tankers, conventional oil tankers and towage vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. We may dry dock FSO units if we desire to qualify them for shipping classification. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs incurred during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. We expense costs related to routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets, and for annual class survey costs on our FPSO units or our UMS. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

Depreciation and Amortization. Depreciation and amortization expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels or equipment; and

•	charges related to the amortization of dry-docking expenditures over the estimated useful life of the dry docking.
Calendar-Ship-Days. Calendar-ship-days are the total number of calendar days that our vessels were in our possession during a period. We use calendar-ship-days primarily to highlight changes in vessel operating expenses, time-charter hire expense and depreciation and amortization. Calendar-ship days are based on our owned and chartered-in fleet, including vessels owned by our 50% and 89% owned subsidiaries, but excluding vessels owned by our 50% owned investments in equity accounted joint ventures.
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

•
Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (such as cash and cash equivalents, restricted cash, accounts receivable, accounts payable, due to and from affiliates, long-term debt and deferred income taxes) are revalued and reported based on the prevailing exchange rate at the end of the period. We entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries provide various services to us. On January 1, 2018, Teekay Corporation sold certain of these management companies to us. Payments under the remaining service agreements are adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner, British Pound, Euro, Australian Dollar or Brazilian Real relative to the U.S. Dollar, which may result in increased or decreased payments under the services agreements if the strength of the U.S. Dollar declines or increases, respectively, relative to the Norwegian Kroner, British Pound, Euro, Australian Dollar or Brazilian Real.

•
Our financial results are affected by fluctuations in the fair value of our derivatives instruments. The change in fair value of our interest rate swaps, cross currency swaps and foreign currency forward contracts are included in our net (loss) income as the majority of our derivative instruments are not designated as hedges for accounting purposes. Although we believe that these non-designated derivative instruments are economic hedges, the changes in their fair value are included in our consolidated statements of (loss) income as unrealized gain or loss on derivatives for interest rate swaps and foreign currency forward contracts and as foreign exchange loss for cross currency swaps. The unrealized gain or loss relating to changes in fair value of our derivative instruments do not affect our consolidated cash flows, liquidity or cash distributions to our common unitholders, preferred unit holders or our general partner.

•
Our operations are seasonal and our financial results vary as a consequence of dry dockings. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. In addition, we generally do not earn revenue when our vessels are in scheduled and unscheduled dry docking. Eight shuttle tankers are scheduled for dry docking in 2018. From time to time, unscheduled dry dockings may cause additional fluctuations in our financial results.

•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In July 2015, we acquired the Petrojarl Knarr FPSO unit. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interests method. Under this method of accounting, our financial statements prior to the date the interest in this vessel was actually acquired by us are retroactively adjusted to include the results of this acquired vessel. The period retroactively adjusted includes all periods that we and the acquired vessel were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect this vessel and its results of operations, referred to herein as the Dropdown Predecessor, as if we had acquired it when it began operations under the ownership of Teekay Corporation on March 9, 2015. Please read Item 18 – Financial Statements: Note 3 – Dropdown Predecessor.

We manage our business and analyze and report our results of operations on the basis of our six business segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment, and the conventional tanker segment, each of which are discussed below:
Results of Operations
Year Ended December 31, 2017 versus Year Ended December 31, 2016

FPSO Segment

As at December 31, 2017, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Rio das Ostras, the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50%. One equity accounted FPSO unit, the Libra FPSO unit owned through our 50/50 joint venture with Ocyan, achieved first oil and commenced its 12-year charter contract in late-November 2017. The Petrojarl I FPSO unit completed its upgrades and arrived on the Atlanta field in early-January 2018 and is currently undergoing field installation and testing prior to commencing its five-year charter contract with QGEP during the second quarter of 2018.

In late-2015, we received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (or Repsol), based on a termination right that was specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of the charter contract, the charterer ceased paying the capital component of the charter hire six months prior to the July 2016 redelivery date. The unit is now in lay-up in Norway.

FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our units and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents the FPSO segment’s operating results for 2017 and 2016, and also provides a summary of the calendar-ship-days for the FPSO segment. The table excludes the results of the Itajai and the Libra FPSO units, which are accounted for as equity accounted investments.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016	% Change
Revenues	458,388	495,223	(7.4)
Vessel operating expenses	(149,153)	(165,346)	(9.8)
Depreciation and amortization	(143,559)	(149,198)	(3.8)
General and administrative (1)	(33,046)	(35,971)	(8.1)
Write-down of vessels	(265,229)	—	100.0
Restructuring charge	(450)	(4,444)	(89.9)
(Loss) income from vessel operations	(133,049)	140,264	(194.9)
Calendar-Ship-Days
Owned Vessels	2,190	2,196	(0.3)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues. Revenues decreased for 2017 compared to 2016, primarily due to:

•
a decrease of $32.2 million due to no longer receiving the capital portion of the charter hire for the Petrojarl Varg since February 1, 2016 and the unit being in lay-up since August 1, 2016 due to the termination of the charter contract by Repsol;

•
a decrease of $8.0 million due to revenue received for offshore field studies associated with the Petrojarl Varg and reimbursement of business development costs during 2016 (this revenue was partially offset by vessel operating expenses incurred, as indicated below); and

•	a decrease of $1.3 million due to a decrease in incentive compensation from the Voyageur Spirit partially offset by an increase in a production bonus recorded in 2017 compared to 2016;
partially offset by

•
an increase of $2.2 million mainly due to the receipt of payments for higher reimbursable expenses incurred on the Voyageur Spirit , (this revenue is offset by operating expenses incurred, as indicated below); and

•	an increase of $2.0 million mainly due to a one-time performance bonus earned and a rate escalation relating to the Petrojarl Knarr during the third quarter of 2017.
Vessel Operating Expenses. Vessel operating expenses decreased for 2017 compared to 2016, primarily due to:

•	a decrease of $15.9 million due to lower costs as the Petrojarl Varg was decommissioned at the end of July 2016 and is now in lay-up;

•
a decrease of $5.8 million due to lower crew and repair and maintenance costs for the Petrojarl Knarr relating to the unit preparing for its final performance test that was completed during the third quarter of 2016; and

•a decrease of $5.0 million due to expenditures incurred for offshore field studies for the Petrojarl Varg in 2016;

partially offset by

•
an increase of $6.3 million due to higher pre-operational costs incurred on the Petrojarl I as the unit completed upgrades and is undergoing installation before commencing operations during the second quarter of 2018;

•	an increase of $2.3 million due to higher repair and maintenance costs on the Voyageur Spirit which are reimbursed by the charterer; and

•	an increase of $2.3 million due to the weakening of the U.S. Dollar against the Norwegian Kroner, Brazilian Real and Great British Pound compared to the same period last year.

Depreciation and amortization. Depreciation and amortization expense decreased for 2017 compared to 2016, primarily due to:

•
a decrease of $2.6 million due to an increase in the expected useful life of the Petrojarl I FPSO, effective January 1, 2017, as a result of an increase in corrective maintenance and replaced equipment from the upgrades of the unit; and

•	a decrease of $2.4 million mainly due to a write-down of the Rio das Ostras during 2017 as described below.
Write-down of vessels. Write-down of vessels was $265.2 million for 2017 and consisted of (a) a $213.2 million write-down of the Petrojarl I due to increasing costs associated with additional upgrade work required and estimated liquidated damages to the charterer associated with the delay in the commencement of the unit's operations and (b) a $52.0 million write-down of the Rio das Ostras due to a change in the operating plans for the unit resulting from receiving notification from the charterer in the third quarter of 2017 that it planned to redeliver the unit upon completion of the firm charter contract in January 2018.

Restructuring Charge. Restructuring charges incurred in 2017 and 2016 relate to the reorganization of our FPSO business to create better alignment with our offshore operations resulting in a lower cost organization going forward.

Shuttle Tanker Segment

As at December 31, 2017, our shuttle tanker fleet consisted of 30 vessels that operate under fixed-rate CoAs, time charters and bareboat charters, one shuttle tanker that commenced operations under a fixed-rate CoA in the East Coast of Canada in January 2018, five shuttle tanker newbuildings (one of which delivered in March 2018) and the HiLoad DP unit, which is currently in lay-up. Of these 37 shuttle tankers, six are owned through 50%-owned subsidiaries and three were chartered-in. The remaining vessels are owned 100% by us. All of our operating shuttle tankers, with the exception of two shuttle tankers that are currently trading as conventional tankers and the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses.

The following table presents the shuttle tanker segment’s operating results for 2017 and 2016, and compares its net revenues (which is a non-GAAP financial measure) for 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same years. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the shuttle tanker segment:

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016	% Change
Revenues	536,852	509,596	5.3
Voyage expenses	(80,964)	(62,846)	28.8
Net revenues	455,888	446,750	2.0
Vessel operating expenses	(129,517)	(123,950)	4.5
Time-charter hire expenses	(62,899)	(62,511)	0.6
Depreciation and amortization	(125,648)	(122,822)	2.3
General and administrative (1)	(17,425)	(10,160)	71.5
(Write-down) and gain (loss) on sale of vessels	(51,741)	4,554	(1,236.2)
Restructuring charge	(210)	(205)	2.4
Income from vessel operations	68,448	131,656	(48.0)
Calendar-Ship-Days
Owned Vessels	10,423	10,599	(1.7)
Chartered-in Vessels	1,147	1,314	(12.7)
Total	11,570	11,913	(2.9)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet decreased for 2017, compared to 2016, primarily due to the sale of the Navion Torinita, the Navion Europa and the Navion Marita in January 2016, November 2016 and November 2017, respectively, partially offset by the delivery of two newbuilding shuttle tankers in late-2017. Five shuttle tanker newbuildings have been excluded from calendar-ship-days as these vessels were not yet delivered to us as at December 31, 2017.
Net revenues. Net revenues increased for 2017 compared to 2016, primarily due to:

•	an increase of $11.6 million primarily due to an increase in revenues in our CoA fleet mainly as a result of higher fleet utilization and higher average rates;

•
an increase of $9.9 million primarily due to an increase in project revenues, as a result of providing offloading services to Statoil for the Gina Krog field as an interim measure until the start-up of the Randgrid FSO in October 2017; and

•	an increase of $5.1 million due to the Petroatlantic and Petronordic commencing time-charter-out contracts in April 2017 after converting from their respective bareboat charters;
partially offset by

•	a decrease of $6.0 million due to one vessel acting as a substitute for one of our FSO units during 2016;

•	a decrease of $4.6 million due to lower average rates and fewer opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market;

•	a decrease of $4.4 million due to the redelivery of one vessel to us in June 2016 as it completed its time-charter-out agreement; and

•	a decrease of $2.5 million mainly due to voyage expenses associated with the delivery and subsequent voyage to the East Coast of Canada for the Beothuk Spirit and Norse Spirit newbuildings.

Vessel operating expenses. Vessel operating expenses increased for 2017 compared to 2016, primarily due to:

•	an increase of $7.5 million due to repair and maintenance expenses on the Nordic Brasilia and Nordic Rio following the re-delivery of the vessels from their bareboat charter contracts during 2017;

•	an increase of $6.0 million due to the Petroatlantic and Petronordic commencing time-charter-out contracts in April 2017 after converting from their respective bareboat charters; and

•	an increase of $3.4 million due to costs associated with the delivery and commencement of operations of the Beothuk Spirit and Norse Spirit;
partially offset by

•a decrease of $7.0 million mainly due to the timing of repairs and maintenance expenses;
•a decrease of $2.7 million due to the sale of one vessel in November 2016; and
•a decrease of $2.3 million due to a decrease in crew costs relating to a change in crew composition.
Depreciation and amortization. Depreciation and amortization expense increased for 2017 compared to 2016, primarily due to:

•an increase of $2.1 million due to an adjustment in the expected residual values of three vessels during 2017;
•an increase of $1.6 million relating to the delivery of the Beothuk Spirit and Norse Spirit in late-2017; and
•an increase of $1.5 million mainly due to the timing of the dry-docking of vessels.
partially offset by

•a decrease of $2.2 million mainly due to the write-down of three vessels during 2017.
(Write-down) and gain on sale of vessels. Write-down of vessels for 2017 primarily relates to (a) a $26.3 million write-down of the HiLoad DP unit as result of a change in expectations for the future opportunities of the unit, (b) a $10.8 million write-down of the Nordic Rio and a $9.3 million write-down of the Nordic Brasilia as a result of a change in the operating plans for these vessels due to the redelivery of these vessels after completing their bareboat charter contracts in July 2017 and (c) a $5.1 million write-down of the Navion Marita as a result of the expected sale of the vessel.
The (write-down) and gain on sale of vessels for 2016 consisted of gains on the sales of vessels of $6.7 million partially offset by a write-down of a vessel of $2.1 million. During 2016, we sold a 1992-built shuttle tanker, the Navion Torinita, for net proceeds of $5.0 million, which was the approximate carrying value of the vessel at the time of sale, and sold a 1995-built shuttle tanker, the Navion Europa, for net proceeds of $14.4 million, for which we recorded a gain on sale of $6.8 million in a 67%-owned subsidiary. During 2016, we recorded a $2.1 million write-down of the Navion Marita as a result of fewer opportunities to trade the vessel in the spot conventional tanker market.
FSO Segment
As at December 31, 2017, our FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which our ownership interests range from 89% to 100%. The Randgrid completed its conversion from a shuttle tanker to an FSO unit in June 2017 and commenced operations in early-October 2017 at the Gina Krog oil and gas field located in the North Sea, under a three-year time-charter contract, which includes 12 additional one-year extension options. The Navion Saga FSO unit was sold in October 2017.

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

The following table presents the FSO segment’s operating results for 2017 and 2016, and compares its net revenues (which is a non-GAAP financial measure) for 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same years. The following table also provides a summary of the changes in calendar-ship-days for the FSO segment:

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016	% Change
Revenues	66,901	54,440	22.9
Voyage expenses	(1,172)	(1,517)	(22.7)
Net revenues	65,729	52,923	24.2
Vessel operating expenses	(25,241)	(23,167)	9.0
Depreciation and amortization	(19,406)	(9,311)	108.4
General and administrative (1)	(1,864)	(836)	123.0
(Write-down) and gain on sale of vessel	(1,108)	(983)	12.7
Income from vessel operations	18,110	18,626	(2.8)
Calendar-Ship-Days
Owned Vessels	2,468	2,562	(3.7)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FSO units decreased for 2017 compared to 2016, due to the sale of the Navion Saga in October 2017.

Net revenues. Net revenues increased for 2017 compared to 2016, primarily due to:

•	an increase of $22.7 million due to the Randgrid FSO commencing operations in early-October 2017; and

•
an increase of $2.3 million due to the recognition of reimbursable costs relating to the Apollo Spirit's dry docking during the third quarter of 2016 (this revenue is partially offset by an increase in depreciation and amortization expense);

partially offset by
•a decrease of $12.0 million due to the lay-up of the Navion Saga in October 2016 until its sale in October 2017.
Vessel operating expenses. Vessel operating expenses increased for 2017 compared to 2016, primarily due to:

•an increase of $4.5 million due to the Randgrid FSO commencing operations in early-October 2017; and
•an increase of $1.5 million due to higher repair and maintenance costs on the Falcon Spirit;
partially offset by
•a decrease of $5.0 million due to the redelivery and subsequent lay-up of the Navion Saga in October 2016.
Depreciation and amortization. Depreciation and amortization expense increased for 2017 compared to 2016, primarily due to:

•an increase of $9.1 million due to the Randgrid FSO commencing operations in early-October 2017; and
•an increase of $1.7 million due to the Apollo Spirit dry dock during the third quarter of 2016.

UMS Segment

As at December 31, 2017, our UMS fleet consisted of one unit, the Arendal Spirit, in which we own a 100% interest.

The UMS is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. The UMS is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes a DP3 keeping system that is capable of operating in deep water and harsh weather.

The Arendal Spirit began its three-year charter contract with Petroleo Netherlands B.V. on June 7, 2015. In mid-April 2016, during the process of lifting off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. During the gangway replacement, the Arendal Spirit was declared off-hire. The gangway was replaced in mid-June 2016 and the Arendal Spirit was declared on-hire in early-July 2016. In early November 2016, the unit experienced an operational incident relating to the dynamic positioning system and, as a result, Petroleo Netherlands B.V. suspended its charter hire payments since November 6, 2016 pending the completion of its operational review resulting from this incident. In late-April 2017, Petroleo Netherlands B.V. notified our subsidiary, Logitel Offshore Norway AS, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. We have disputed the grounds for termination and have initiated a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently in lay-up. The following table presents the UMS segment’s operating results and calendar-ship-days for 2017 and 2016:

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016	% Change
Revenues	4,236	34,433	(87.7)
Voyage expenses	(1,152)	—	(100.0)
Vessel operating expenses	(33,656)	(32,888)	2.3
Depreciation and amortization	(6,566)	(6,660)	(1.4)
General and administrative (1)	(5,068)	(5,495)	(7.8)
Write-down of vessels	—	(43,650)	(100.0)
Restructuring charges	(2,004)	—	100.0
Loss from vessel operations	(44,210)	(54,260)	(18.5)
Calendar-Ship-Days
Owned Vessels	365	366	(0.3)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues. Revenues decreased for 2017 compared to 2016, due to the charterer not paying charter hire payments since early-November 2016. The charter contract was subsequently terminated in April 2017 and the remaining deferred revenue of $3.9 million relating to the charter contract was recognized during 2017. The Arendal Spirit was off-hire from mid-April 2016 until early-July 2016 due to damage suffered to the gangway of the unit.

Voyage expenses. Voyage expenses for 2017 included fuel costs related to the tow of the unit from Brazil to Norway, where it is currently in lay-up.

Vessel operating expenses. Vessel operating expenses increased for 2017 compared to 2016, primarily due to:

•	an increase of $4.3 million due to the net write-off of deferred operating expenses upon the termination of the Arendal Spirit's charter contract in April 2017; and

•	an increase of $3.5 million due to towage costs to bring the Arendal Spirit into lay-up from Brazil to Norway during the fourth quarter of 2017;
partially offset by
•a decrease of $6.8 million mainly due to lower repairs and maintenance.
Write-down of vessels. Write-down of vessels for 2016 consists of the write-downs relating to the cancellation of two UMS newbuilding contracts in June 2016.

Restructuring charges. Restructuring charges for 2017 relate to crew and onshore staff severance costs relating to the termination of the charter contract of the Arendal Spirit UMS and the unit proceeding to lay-up.
Towage Segment
As at December 31, 2017, our towage vessel fleet consisted of nine long-distance towing and offshore installation vessels and one long-distance towing and offshore installation vessel newbuilding which delivered in February 2018. Two of the vessels are currently in lay-up. We own a 100% interest in each of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG and floating drill rigs.

The following table presents our towage segment’s operating results for 2017 and 2016, and compares its net revenues (which is a non-GAAP financial measure) for 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same years. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the towage segment.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016	% Change
Revenues	38,771	37,952	2.2
Voyage expenses	(17,727)	(15,024)	18.0
Net revenues	21,044	22,928	(8.2)
Vessel operating expenses	(21,074)	(17,524)	20.3
Time-charter hire expenses	(925)	—	100.0
Depreciation and amortization	(15,578)	(12,020)	29.6
General and administrative (1)	(4,486)	(3,307)	35.7
Loss from vessel operations	(21,019)	(9,923)	111.8
Calendar-Ship-Days
Owned Vessels	2,839	2,307	23.1
Chartered-in Vessels	52	—	100.0
Total	2,891	2,307	25.3
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our towing and offshore installation vessels increased for 2017 compared to 2016, due to the delivery of three newbuilding vessels, the ALP Striker, the ALP Defender, and the ALP Sweeper, in September 2016, June 2017, and October 2017, respectively.

Net revenues. Net revenues decreased for 2017 compared to 2016, mainly due to lower utilization for the towage vessel fleet as a result of lower demand in the offshore market, partially offset by an increase in the fleet size.

Vessel operating expenses. Vessel operating expenses increased for 2017 compared to 2016, mainly due to the delivery of the ALP Striker, the ALP Defender, and the ALP Sweeper, in September 2016, June 2017, and October 2017, respectively.

Depreciation and amortization. Depreciation and amortization increased for 2017 compared to 2016, due to the delivery of the ALP Striker, the ALP Defender, and the ALP Sweeper, in September 2016, June 2017, and October 2017, respectively.
Conventional Tanker Segment
As at December 31, 2017, our conventional tanker fleet consisted of two in-chartered conventional tankers. Both vessels are currently trading in the spot conventional tanker market.

The following table presents the conventional tanker segment’s operating results for 2017 and 2016, and compares its net revenues (which is a non-GAAP financial measure) for 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same years. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the conventional tanker segment:

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016	% Change
Revenues	14,022	20,746	(32.4)
Voyage expenses	(359)	(1,363)	(73.7)
Net revenues	13,663	19,383	(29.5)
Vessel operating recoveries (expenses)	10	(1,566)	(100.6)
Time-charter hire expenses	(16,491)	(12,974)	27.1
General and administrative (1)	(360)	(353)	2.0
(Loss) income from vessel operations	(3,178)	4,490	(170.8)
Calendar-Ship-Days
Owned Vessels	—	160	(100.0)
Chartered-in Vessels	730	572	27.6
Total	730	732	(0.3)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned conventional tankers decreased for 2017 compared to 2016, due to the sales of the Kilimanjaro Spirit and the Fuji Spirit conventional tankers in March 2016, which were subsequently renamed Blue Pride and Blue Power, respectively, by the new owners.

The average number of our chartered-in conventional tankers increased in 2017 compared to 2016, due to the in-chartering of the Blue Pride and Blue Power conventional tankers in March 2016 for three years.

Net revenues. Net revenues decreased for 2017 compared to 2016, primarily due to a $4.0 million termination fee received from Teekay Corporation for the early termination of the time-charter-out contract of the Kilimanjaro Spirit in March 2016.

Vessel operating expenses. Vessel operating expenses decreased for 2017 compared to 2016, mainly due to the sale of the Kilimanjaro Spirit and the Fuji Spirit conventional tankers in March 2016, our two remaining owned conventional tankers.

Time-charter hire expense. Time-charter hire expense increased for 2017 compared to 2016, due to the in-chartering of the Blue Pride and the Blue Power conventional tankers from March 2016.
Other Operating Results
General and administrative. General and administrative expenses increased to $62.2 million for 2017, compared to $56.1 million for 2016. General and administrative expenses increased mainly due to higher business development fees relating to our FPSO segment, the Randgrid FSO commencing operations in early-October 2017, the delivery of the Beothuk Spirit and Norse Spirit in late-2017, and costs associated with the Brookfield Transaction, partially offset by lower management fees relating to the FPSO and shuttle tanker segments primarily from our cost saving initiatives and lower expenses as a result of the redelivery and lay-up of the Petrojarl Varg FPSO unit in August 2016.

Interest expense. Interest expense increased to $154.9 million for 2017, compared to $140.6 million for 2016, primarily due to:

•	an increase of $13.4 million due to an increase in the weighted-average interest rates on our long-term debt;

•
an increase of $2.8 million due to drawdowns on debt facilities following the delivery of the Randgrid FSO unit, the Beothuk Spirit and the Norse Spirit shuttle tankers, and the ALP Defender and ALP Sweeper towage vessels during 2017;

•	an increase of $2.3 million due to accretion expense on the $200 million Brookfield Promissory Note;

•
an increase of $2.1 million due to non-cash guarantee fees to Teekay Corporation associated with the long-term financing for the East Coast of Canada shuttle tanker newbuildings and certain of our interest rate swaps and cross currency swaps commencing during the second quarter of 2016, which guarantees were terminated as part of the Brookfield Transaction; and

•
an increase of $2.0 million due to the ineffective portion of the unrealized loss, and the reclassification of the realized loss from accumulated other comprehensive loss to interest expense, on interest rate swaps designated as cash flow hedges relating to the towage segment;

partially offset by

•
a decrease of $4.8 million due to interest expense incurred relating to costs associated with the delay in the delivery of a UMS newbuilding in the first and second quarters of 2016 up until its construction contract cancellation in late-June 2016; and

•a decrease of $3.6 million due to decreases in our total debt balance.

Realized and unrealized loss on derivative instruments. Net realized and unrealized losses on non-designated derivative instruments were $42.9 million for 2017 compared to $20.3 million for 2016.

During 2017 and 2016, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.8 billion and $2.1 billion, respectively, and average fixed rates of approximately 3.4% and 3.3%, respectively. Short-term variable benchmark interest rates during 2017 and 2016 were generally 1.8% or less and 1.3% or less, respectively, and as such, we incurred a realized loss of $78.3 million (which includes a $38.0 million realized loss relating to the partial settlement of certain interest rate swaps) and $52.8 million during 2017 and 2016, respectively, under the interest rate swap agreements.

During 2017 and 2016, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in NOK, Euro and the Singapore Dollar, which incurred a realized gain of $0.9 million and a realized loss of $7.2 million during 2017 and 2016, respectively.

The $22.6 million increase in net realized and unrealized loss on derivatives for 2017 compared to 2016, was primarily due to a $38.0 million increase in the realized loss relating to partial settlement on certain interest rate swaps during 2017; and an $8.3 million decrease in the unrealized gain on foreign currency forward contracts mainly due to lower average notional balances on the forward contracts during 2017 compared to 2016; partially offset by a $12.5 million decrease in the realized loss on interest rate swaps due to an increase in current LIBOR in 2017; an $8.1 million decrease in the realized loss on foreign currency forward contracts due to a decrease in the transfer of previously recorded unrealized loss to realized loss during 2017 related to actual cash settlements; and a $3.2 million increase in unrealized gains on interest rate swaps relating to long-term LIBOR benchmark rates increasing more during 2017 compared to during 2016.

Please see Item 5 - Critical Accounting Estimates: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized losses on derivative instruments.

Equity income. Equity income was $14.4 million for 2017 compared to $17.9 million for 2016. The decrease in equity income was primarily due to an increase in the unrealized loss on derivative instruments relating to our investment in the Itajai and Libra FPSO joint ventures, partially offset by the commencement of operations of the Libra FPSO unit in late-2017.

Foreign currency exchange loss. Foreign currency exchange loss was $14.0 million for 2017, compared to $14.8 million for 2016. Our foreign currency exchange loss is due primarily to the relevant period-end revaluation of NOK-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gain and loss on our cross currency swaps. Gains on Norwegian Kroner-denominated net monetary liabilities reflect a stronger U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated net monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2017, foreign currency exchange loss includes realized losses of $84.2 million (2016 - losses of $53.5 million) and unrealized gains of $91.9 million (2016 - gains of $46.1 million) on cross currency swaps. The realized losses and the unrealized gains relating to the cross currency swaps during 2017 were impacted by the settlement of certain cross currency swaps related to the repurchase of certain of our NOK bonds in 2017. There were additional unrealized losses of $79.8 million (2016 - losses of $39.9 million), on the revaluation of the NOK-denominated debt.

During 2017, NOK 1,220 million of our senior unsecured bonds were repaid resulting in a realized foreign currency exchange gain of $67.7 million on the repayment of the bonds and a $73.4 million realized loss on the settlement of the associated cross currency swaps.

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

There were additional realized and unrealized foreign exchange losses of $9.5 million for 2017 (2016 - losses of $8.8 million) on all other monetary assets and liabilities.

Other income (expense) - net. Other income (expense) - net was $11.1 million for 2017, compared to ($21.0) million for 2016. The increase in other income for 2017, compared to expense in 2016, is primarily due to:

•
an increase of $21.4 million due to the cancellation of the two UMS newbuilding construction contracts during 2016, resulting in the recognition of an expense relating to estimated damages of $38.0 million, partially offset by a $14.5 million gain associated with the extinguishment of contingent liabilities relating to the UMS newbuildings and a $2.1 million gain relating to the reassessment of a contingent liability fair value associated with the Arendal Spirit UMS; and

•
an increase of $15.0 million due to a partial reversal of a previously accrued contingent liability associated with the estimated damages from the cancellation of the UMS construction contracts, partially offset by a settlement entered into between CeFront Technology AS (or CeFront) and certain subsidiaries of ours in 2017 to settle certain outstanding claims against us (please read Item 18 - Financial Statements: Note 14b Commitments and Contingencies);

partially offset by

•a decrease of $3.1 million due to the write-off of previously capitalized loan costs on refinanced debt facilities during 2017.

Income tax recovery (expense). Income tax recovery (expense) was $0.1 million for 2017 compared to ($8.8) million for 2016.

The income tax recovery of $0.1 million for 2017 was mainly due to a deferred tax recovery due to an increase in our future income assumptions of our shuttle tanker fleet partially offset by a current income tax expense for the Voyageur Spirit FPSO unit due to expected taxable income.

The income tax expense of $8.8 million for 2016 was mainly due to an increase in deferred tax expense due to an increase in our valuation allowance on certain tax assets associated with changes in our redeployment assumptions given the sustained low oil price, an income tax accrual for the Voyageur Spirit FPSO unit during 2016 due to an expected taxable income as we fully utilized our U.K. losses carried forward and an estimated tax liability relating to our Singapore and towage entities.
Year Ended December 31, 2016 versus Year Ended December 31, 2015
FPSO Segment
As at December 31, 2016, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Rio das Ostras, the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we owned 100%, and the Itajai and Libra FPSO units, of which we own 50%.

The following table presents the FPSO segment’s operating results for 2016 and 2015, and also provides a summary of the calendar-ship-days for the FPSO segment. The table excludes the results of the Itajai and the Libra FPSO units, which are accounted for as equity accounted investments.

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
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below. 2015 includes a business development fee of $9.7 million to Teekay Corporation related to the acquisition of the Petrojarl Knarr FPSO unit.

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

Revenues. Revenues decreased for 2016 compared to 2015, primarily due to:

•
a decrease of $65.3 million due to no longer receiving the capital portion of the charter hire for the Petrojarl Varg since February 1, 2016 and the unit being in lay-up since August 1, 2016 due to the termination of the charter contract by Repsol;

•	a decrease of $10.9 million on the Voyageur Spirit related to a lower production bonus earned in 2016 compared to 2015;

•
a decrease of $8.0 million in 2016 due to lower reimbursable expenses incurred on the Voyageur Spirit compared to 2015 (the revenue is partially offset by lower vessel operating expenses incurred, as indicated below);

•	a decrease of $5.4 million related to the Piranema Spirit due to a provision relating to a possible return of 2% of the charter hire to Petrobras, the charterer, in lieu of an agency fee;

•
a decrease of $3.4 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Brazilian Real during 2016 compared to 2015 (these decreases are offset by foreign exchange related decreases in vessel operating expenses, as indicated below); and

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

•
a net increase of $3.7 million due to the Petrojarl Knarr FPSO unit commencing operations on March 9, 2015, partially offset by lower crew costs as crew costs were higher in the first year of operations of the unit and preparing the unit for the final performance test; and

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

partially offset by

•a decrease of $1.1 million due to an increase in the expected useful life of the Petrojarl I FPSO.
Restructuring Charge. Restructuring charge for 2016 relates to the reorganization of our FPSO business to create better alignment with our offshore operations resulting in a lower cost organization going forward.
Shuttle Tanker Segment
As at December 31, 2016, our shuttle tanker fleet consisted of 30 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, and the HiLoad DP unit, which is currently in lay-up. Of these 34 shuttle tankers, six were owned through 50%-owned subsidiaries and three were chartered-in. The remaining vessels were owned 100% by us.

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

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	509,596	541,792	(5.9)
Voyage expenses	(62,846)	(82,777)	(24.1)
Net revenues	446,750	459,015	(2.7)
Vessel operating expenses	(123,950)	(128,156)	(3.3)
Time-charter hire expenses	(62,511)	(51,088)	22.4
Depreciation and amortization	(122,822)	(106,190)	15.7
General and administrative (1)	(10,160)	(22,884)	(55.6)
Gain on sale and write-down of vessels	4,554	(65,101)	(107.0)
Restructuring charge	(205)	(568)	(63.9)
Income from vessel operations	131,656	85,028	54.8
Calendar-Ship-Days
Owned Vessels	10,599	11,191	(5.3)
Chartered-in Vessels	1,314	1,128	16.5
Total	11,913	12,319	(3.3)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

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

The average size of our chartered-in shuttle tanker fleet increased in 2016 compared to 2015, primarily due to the in-chartering of two shuttle tankers, the Jasmine Knutsen and the Heather Knutsen, for the East Coast of Canada contract, which commenced in June 2015, and increased spot in-chartering of shuttle tankers, partially offset by the redelivery to their owners of the Grena Knutsen and Aberdeen in June 2015 and December 2016, respectively. The Grena Knutsen was subsequently rechartered in by us for three years, that commenced in September 2016.

Net revenues. Net revenues decreased for 2016 compared to 2015, primarily due to:

•	a decrease of $22.7 million due to the expiration in April 2015 of a long-term contract at the Heidrun field serviced by our contracts of affreightment fleet;

•	a decrease of $17.9 million due to the redelivery of two vessels to us in April 2015 and June 2016, respectively, as they completed their time-charter-out agreements;

•	a decrease of $9.7 million due to fewer opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market; and

•	a decrease of $3.4 million due to the sale of the Navion Svenita in March 2015;

partially offset by

•	an increase of $21.0 million due to the commencement of the East Coast of Canada contract in June 2015;

•
an increase of $15.9 million due to an increase in rates as provided in certain contracts in our time-chartered-out fleet and an increase in revenues in our contract of affreightment fleet due to higher average rates and higher fleet utilization; and

•	an increase of $4.0 million due to the Navion Europa acting as a substitute vessel while the Apollo Spirit FSO unit was undergoing a dry dock in the third quarter of 2016.
Vessel operating expenses. Vessel operating expenses decreased for 2016 compared to 2015, primarily due to:

•	a decrease of $4.5 million due to lower crew training costs in 2016;

•	a decrease of $2.7 million due to the commencement of the FSO conversion of the Randgrid in June 2015;

•	a decrease of $2.0 million due to the sale of the Navion Svenita and Navion Europa in March 2015 and November 2016, respectively; and

•	a decrease of $1.7 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Euro and Brazilian Real;

partially offset by

•
an increase of $4.2 million related to higher repair and maintenance activities on Navion Anglia to prepare the vessel to trade in our contract of affreightment fleet in the North Sea following the redelivery of the vessel to us in June 2016 after the completion of its time-charter-out agreement in Brazil; and

•	an increase of $3.0 million due to higher crew costs from a change in crew composition.

Time-charter hire expenses. Time-charter hire expense increased for 2016 compared to 2015, primarily due to:

•
an increase of $14.0 million due to the in-chartering of three shuttle tankers for the East Coast of Canada contract, which commenced in June 2015 (one of the three shuttle tankers, Mattea, was redelivered on August 31, 2015);

•	an increase of $5.2 million due to the in-chartering of the Grena Knutsen from September 2016; and

•	an increase of $3.6 million due to increased spot in-chartering of shuttle tankers;

partially offset by

•a decrease of $11.4 million due to the redelivery of three vessels by us in June 2015 and December 2016, respectively;
Depreciation and amortization. Depreciation and amortization expense increased for 2016 compared to 2015, primarily due to:

•
an increase of $29.3 million due to a change in the estimated useful life of the shuttle component for all shuttle tankers from 25 to 20 years, as well as the accelerated amortization of the tanker component for eight older shuttle tankers commencing in 2016;

partially offset by

•a decrease of $7.7 million due to a write-down of the carrying values of seven shuttle tankers during 2015;
•a decrease of $2.9 million due to the commencement of the FSO conversion of the Randgrid in June 2015; and
•a decrease of $1.4 million due to the Navion Europa being fully amortized during the second quarter of 2015.

Gain on sale and (write-down) of vessels. Gain on sale and (write-down) of vessels was $4.6 million for 2016, which consisted of gains on the sales of vessels of $6.7 million partially offset by a write-down of a vessel of $2.1 million, compared to ($65.1) million for 2015, which consisted of a write-down of vessels of $66.7 million partially offset by a gain on the sale of a vessel of $1.6 million.

During 2016, we sold a 1992-built shuttle tanker, the Navion Torinita, for net proceeds of $5.0 million, which was the approximate carrying value of the vessel at the time of sale, and sold a 1995-built shuttle tanker, the Navion Europa, for net proceeds of $14.4 million, for which we recorded a gain on sale of $6.8 million in a 67%-owned subsidiary. During 2016, the carrying value of the Navion Marita was written down to its estimated fair value, using an appraised value, as a result of fewer opportunities to trade the vessel in the spot conventional tanker market resulting in a $2.1 million write-down related to this vessel.

During 2015, the carrying values of seven of our 1990s-built shuttle tankers were written down to their estimated fair values using appraised values. Of the seven vessels, two of the vessels were written down as a result of the expected sale of one vessel and a change in the operating plan of one vessel. The write-down of five shuttle tankers, which had an average age of 17.5 years, was the result of changes in our expectations of their future opportunities, primarily due to their age. In 2015, we sold a 1997-built shuttle tanker, the Navion Svenita, to a third party resulting in a gain on the sale of the vessel of $1.6 million.
FSO Segment
As at December 31, 2016, our FSO fleet consisted of five units that operated under fixed-rate time charters or fixed-rate bareboat charters, in which our ownership interests ranged from 89% to 100%, one shuttle tanker, the Randgrid, currently undergoing conversion into an FSO unit, in which our ownership interest increased from 67% to 100% during 2015 and one idle unit, the Navion Saga.

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
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FSO units increased for 2016 compared to 2015, due to the commencement of the FSO conversion of the Randgrid on June 9, 2015. We did not generate earnings from the Randgrid until late-2017 when the unit commenced operations under a three-year time-charter contract with Statoil ASA, which includes 12 additional one-year extension options. Additionally, the Navion Saga was redelivered to us in October 2016 and was classified as held for sale as at December 31, 2016, resulting in a $1.0 million write-down of the unit.

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

Write-down of vessel. Write-down of vessel for 2016 related to the Navion Saga, which was redelivered to us in October 2016. The carrying value of the unit was written down to its estimated fair value, using an appraised value, as a result of the expected sale of the unit and the unit was classified as held for sale on our consolidated balance sheet as at December 31, 2016.
UMS Segment
As at December 31, 2016, our UMS fleet consisted of one unit, the Arendal Spirit, in which we own a 100% interest. During the second quarter of 2016, as part of our financing initiatives, we canceled the UMS construction contracts for our two UMS newbuildings, resulting in a write-down of the UMS newbuildings to $nil.

The following table presents the UMS segment’s operating results and calendar-ship-days for 2016 and 2015.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	34,433	28,334	21.5
Vessel operating expenses	(32,888)	(13,876)	137.0
Depreciation and amortization	(6,660)	(3,775)	76.4
General and administrative (1)	(5,495)	(4,109)	33.7
Write-down of vessel	(43,650)	(1,000)	4,265.0
(Loss) income from vessel operations	(54,260)	5,574	(1,073.4)
Calendar-Ship-Days
Owned Vessels	366	318	15.1
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below. General and administrative expenses for the year ended December 31, 2015 includes a business development fee of $2.0 million paid to Teekay Corporation related to the delivery of the Arendal Spirit UMS.

The calendar-ship-days increased for 2016 compared to 2015, due to the delivery of the Arendal Spirit in February 2015.

Revenues. Revenues increased for 2016 compared to 2015, mainly due to the commencement of the charter contract of the Arendal Spirit in June 2015 and due to increased charter rates in 2016 compared to 2015. This was partially offset by lower revenues due to the unit being off-hire from mid-April 2016 until early-July 2016 and the charterer not paying charter hire payments since early-November 2016.

Vessel operating expenses. Vessel operating expenses increased for 2016 compared to 2015, mainly due to the commencement of the charter contract of the Arendal Spirit in June 2015 and an increase, in expenses relating to spare parts and consumables in 2016 due to these costs being covered under warranty during 2015.

Depreciation and amortization. Depreciation and amortization expense increased for 2016 compared to 2015, due to the commencement of the charter contract of the Arendal Spirit in June 2015.

Write-down of vessels. Write-down of vessels for 2016 consists of the write-downs relating to the cancellation of our two UMS newbuilding contracts.

Write-down of vessels for 2015 consists of the write-down of options to purchase two additional UMS, which expired during 2015.
Towage Segment
As at December 31, 2016, our towage vessel fleet consisted of seven long-distance towing and offshore installation vessels and three long-distance towing and offshore installation vessel newbuildings. We owned a 100% interest in each of the vessels in our towage fleet.

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

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	37,952	40,112	(5.4)
Voyage expenses	(15,024)	(12,052)	24.7
Net revenues	22,928	28,060	(18.3)
Vessel operating expenses	(17,524)	(13,920)	25.9
Time-charter hire expenses	—	(662)	(100.0)
Depreciation and amortization	(12,020)	(8,362)	43.7
General and administrative (1)	(3,307)	(4,598)	(28.1)
(Loss) income from vessel operations	(9,923)	518	(2,015.6)
Calendar-Ship-Days
Owned Vessels	2,307	1,587	45.4
Chartered-in Vessels	—	19	(100.0)
Total	2,307	1,606	43.6
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below. General and administrative expenses for the year ended December 31, 2015 includes a business development fee of $2.2 million to Teekay Corporation related to the acquisition of the six towing and offshore installation vessels.

The average number of our towing and offshore installation vessels increased for 2016 compared to 2015, due to the acquisition of six vessels during 2015, and the delivery of our first towage newbuilding vessel in September 2016.

Net revenues. Net revenues decreased for 2016 compared to 2015, mainly due to a decrease in rates and utilization for the towage vessel fleet as a result of lower demand in the offshore market, partially offset by an increase in the owned fleet size.

Vessel operating expenses. Vessel operating expenses increased for 2016 compared to 2015, mainly due to the acquisition of the six towing and offshore installation vessels during 2015, the delivery of the ALP Striker in September 2016, an increase in repairs and maintenance expenses due to engine overhauls on the ALP Winger and ALP Centre during 2016, and an increase in crew costs compared to 2015 due to higher crew levels, partially offset by a more cost-efficient crew composition in 2016.

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
The following table presents the conventional tanker segment’s operating results for 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same years. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered in vessels for the conventional tanker segment.

	Year Ended December 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	20,746	30,230	(31.4)
Voyage expenses	(1,363)	(2,326)	(41.4)
Net revenues	19,383	27,904	(30.5)
Vessel operating expenses	(1,566)	(6,234)	(74.9)
Time-charter expenses	(12,974)	—	100.0
Depreciation and amortization	—	(6,583)	(100.0)
General and administrative(1)	(353)	(1,062)	(66.8)
Write-down of vessels	—	(3,897)	100.0
Income from vessel operations	4,490	10,128	(55.7)
Calendar-Ship-Days
Owned Vessels	160	1,432	(88.8)
Chartered-in Vessels	572	—	100.0
Total	732	1,432	(48.9)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned conventional tankers decreased for 2016 compared to 2015, due to the sale of the Kilimanjaro Spirit and the Fuji Spirit conventional tankers in March 2016, and the sale of the SPT Explorer and the Navigator Spirit conventional tankers in December 2015.

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

Write-down of vessels. During 2015, the carrying value of the Kilimanjaro Spirit and Fuji Spirit were written down to their estimated fair values using appraised values. The write-downs were the result of the expected sales of these two vessels.
Other Operating Results
General and administrative. General and administrative expenses decreased to $56.1 million for 2016, compared to $72.6 million for 2015. The decrease was due to lower management fees relating to our shuttle tanker and FSO segments primarily from our cost saving initiatives, lower management fees due to a change in pension scheme obligations in 2016, an increase in capitalized expenses on our newbuilding projects, the absence of any business development fees to Teekay Corporation in 2016 compared to 2015 business development fees to Teekay Corporation of $9.7 million, $2.2 million and $2.0 million, respectively, in connection with the acquisition of the Petrojarl Knarr FPSO unit, six long-distance towing and offshore installation vessels and the Arendal Spirit UMS, respectively, the redelivery and lay up of the Petrojarl Varg FPSO unit in 2016, and due to the strengthening of the U.S. Dollar compared to 2015. These decreases were partially offset by an increase in general and administrative costs due to the acquisition of the Petrojarl Knarr FPSO unit in July 2015, the commencement of the charter contract of the Arendal Spirit in June 2015, and an increase in services provided to us from Teekay Corporation related to our financing initiatives, the expansion of our fleet and the challenging energy markets.

Interest expense. Interest expense increased to $140.6 million for 2016, compared to $122.8 million for 2015, primarily due to:

•
an increase of $10.1 million due to the interest expense incurred on a $100.0 million, six-month loan issued by Teekay Corporation to us in January 2016, which was refinanced on July 1, 2016 as part of the 2016 Teekay Corporation Promissory Note;

•	an increase of $9.2 million due to the acquisition of the Petrojarl Knarr FPSO unit in July 2015 and the assumption of a term loan associated with the unit;

•
an increase of $3.6 million due to a non-cash guarantee fee to Teekay Corporation associated with the long-term financing for the East Coast of Canada shuttle tanker newbuildings and certain of our interest rate swaps and cross currency swaps during 2016; and

•
an increase of $3.4 million due to interest expense relating to costs associated with the delay in the delivery of our second UMS newbuilding until its construction contract cancellation in late-June 2016;

partially offset by

•a decrease of $5.2 million due to an increase in capitalized interest on our newbuildings, conversion and upgrade projects; and
•a decrease of $3.0 million due to the maturity of the NOK 500 million senior unsecured bonds in January 2016.

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

The $53.4 million decrease in net realized and unrealized loss on derivatives for 2016 compared to 2015, was primarily due to an $18.0 million increase in the unrealized gain on interest rate swaps mainly relating to an increase in long-term LIBOR benchmark rates during 2016 compared to 2015, a $10.9 million realized loss due to the early termination of an interest rate swap during 2015, a $10.0 million increase in the unrealized gain on foreign currency forward contracts mainly from the weakening of the U.S. Dollar against the Norwegian Kroner as at December 31, 2016 compared to December 31, 2015, a $7.9 million decrease in the realized loss on interest rate swaps due to an increase in LIBOR during 2016 and a $6.6 million decrease in the realized loss on foreign currency forward contracts due to a decrease in the transfer of previously unrealized losses to realized losses during 2016 related to actual cash settlements.

Please see Item 5 - Critical Accounting Estimates: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized losses on derivative instruments.

Equity income. Equity income was $17.9 million for 2016 compared to $7.7 million for 2015. The increase in equity income was primarily due to an increase in the unrealized gain on derivative instruments relating to our investment in the Libra FPSO joint venture and the Itajai FPSO joint venture, lower repairs and maintenance expenses due to turbine repairs made during 2015 and an insurance claim received during 2016 relating to turbine repairs for the Itajai FPSO unit.

Foreign currency exchange loss. Foreign currency exchange loss was $14.8 million for 2016, compared to $17.5 million for 2015. Our foreign currency exchange losses are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gain or loss on our cross currency swaps. Gains on NOK denominated net monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated net monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2016, foreign currency exchange losses include a realized loss of $53.5 million (2015 - loss of $10.1 million) and an unrealized gain of $46.1 million (2015 - loss of $61.7 million) on cross currency swaps, and an unrealized loss of $39.9 million (2015 - gain of $61.2 million), on the revaluation of the Norwegian Kroner denominated debt. During 2016, NOK 500 million of our senior unsecured bonds matured and NOK 180 million of our senior unsecured bonds were repaid resulting in a realized foreign currency exchange gain of $32.6 million and $8.6 million, respectively, on the repayment of the bonds and a $32.6 million and $8.6 million realized loss, respectively, on the maturity or partial maturity of the associated cross currency swaps. There were additional realized and unrealized foreign exchange losses of $8.8 million for 2016 (2015 - losses of $6.8 million) on all other monetary assets and liabilities.

Income tax (expense) recovery. Income tax (expense) recovery was ($8.8) million for 2016 compared to $21.4 million for 2015.

The income tax expense of ($8.8) million for 2016 was mainly due to an increase in deferred tax expense due to changes in our redeployment assumptions given the sustained low oil price, an income tax accrual for the Voyageur Spirit FPSO unit during 2016 due to an expected taxable income as we fully utilized our U.K. losses carried forward and an estimated tax liability relating to our Singapore and towage entities.

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
Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with terms between three to ten years. In 2017, we completed the Brookfield Transaction, which has strengthened our capital structure and allows us to fund our existing growth projects, excluding our four Suezmax DP2 shuttle tanker newbuildings ordered in 2017. As part of the Brookfield Transaction and effective for the distributions paid during the third and fourth quarter of 2017, we reduced our quarterly cash distributions to $0.01 per common unit in order to reinvest cash in the business and strengthen our balance sheet. We believe that it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to reduce debt levels. Our near-to-medium term business strategy is primarily focused on implementing existing growth projects, extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing strategic growth projects. Despite the challenges experienced in the global energy and capital markets, our operating cash flows remain largely stable, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high quality counterparties.

As at December 31, 2017, our total consolidated cash and cash equivalents were $221.9 million, compared to $227.4 million as at December 31, 2016. Our total liquidity, defined as cash, cash equivalents and undrawn long-term borrowings, was $221.9 million as at December 31, 2017, compared to $260.7 million as at December 31, 2016. The decrease in liquidity was primarily due to: our repurchase of Series C-1 and Series D convertible preferred units as part of the Brookfield Transaction; scheduled repayments of outstanding term loans and revolving credit facilities; cash distributions paid by us; and payments for committed newbuildings and conversions (please read Item 18 - Financial Statements: Note 14. Commitments and Contingencies), partially offset by the net proceeds received from Brookfield and Teekay Corporation as part of the Brookfield Transaction; proceeds from long-term debt; a decrease in cash collateral on cross currency swaps; the release of the Petrojarl Knarr FPSO performance bond; net operating cash flows; and proceeds received on the sale of vessels in 2017.

As at December 31, 2017, we had a working capital deficit of $540.5 million, compared to a working capital deficit of $398.0 million as at December 31, 2016. Accounts receivable increased mainly due to the timing of collections. Assets held for sale decreased due to the sale of the Navion Saga, which was classified as held for sale as at December 31, 2016. Accounts payable and accrued liabilities increased mainly due to timing of expenses related to our committed newbuildings and conversions. The net due to affiliates balance increased mainly due to the timing of settlements.

Our primary liquidity needs for 2018 and 2019 are to pay existing, committed capital expenditures, to make scheduled repayments of debt, to pay debt service costs, quarterly distributions on outstanding common and preferred units, operating expenses and dry docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and manage our working capital deficit. We expect that our primary sources of funds for 2018 and 2019 will be bank debt, the issuance of the Series E Preferred Units in early-2018 and additional capital through other equity and bond issuances and cash flows from operations. As at December 31, 2017, our total future contractual obligations for vessels and newbuildings, were estimated to be $715 million, consisting of $209.8 million (2018), $225.4 million (2019) and $279.8 million (2020). Of this $715 million of future contractual obligations, we have pre-arranged financing in place of $80.7 million and a further $24.3 million held in escrow as funding for the Petrojarl I FPSO upgrade project, which is expected to start its charter contract during the second quarter of 2018, with a remaining requirement of $610.0 million, which we expect to fund through entering into new debt facilities, including long-term debt financing related to the four shuttle tanker newbuildings ordered, equity and bond issuances, refinancing debt facilities, increasing amounts available under existing debt facilities, loans from our sponsors, Teekay Corporation and Brookfield, extensions or redeployments of existing assets and the sale of partial interests of assets.

Primarily as a result of the working capital deficit and committed capital expenditures, over the one-year period following the issuance of our 2017 consolidated financial statements we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our liquidity needs and our minimum liquidity requirements under our financial covenants. Potential sources of financing include raising additional capital through equity issuances, refinancing debt facilities, increasing amounts available under existing debt facilities and entering into new debt facilities, including long-term debt financing related to the four shuttle tanker newbuildings ordered in 2017, loans from our sponsors, Teekay Corporation and Brookfield, negotiating extensions or redeployments of existing assets and the sale of partial interests of assets. We are actively pursuing the funding alternatives described above, which we consider probable of completion based on our history of being able to raise equity and refinance loan facilities. We are in various stages of completion on these matters. In January 2018, we completed a public offering of $120 million of our Series E Preferred Units, including $5 million sold pursuant to the exercise of the underwriters' over-allotment option, which raised net proceeds of approximately $116 million. Please refer to Item 18 - Financial Statements: Note 14j - Commitments and Contingencies.

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 8 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants or should we breach other covenants and not remedy the breach within an applicable cure period, if any, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements and which may trigger cross-defaults or accelerations under other credit facilities. We have one revolving credit facility and six term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations generally compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request us to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at our option. As at December 31, 2017, these ratios were estimated to range from 120% to 242% and we were in compliance with the minimum ratios required. The vessel values used in calculating these ratios are appraised values provided by third parties where available, or are prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS or FPSO markets could negatively affect these ratios. The lenders for our loan relating to the Petrojarl I FPSO unit agreed to extend the availability date of the loan for successive periods up to March 30, 2018, as the loan was subject to a mandatory prepayment provision, initially in early October 2016, if the unit was not accepted at that time by QGEP. These interim extensions provided additional time for us to complete the FPSO upgrades and commence operations and thereafter, amend the loan facility to reflect the revised start-up schedule. As at December 31, 2017, we had $24.3 million held in escrow to fund the final upgrade costs. As at December 31, 2017, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

The passage of climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. Dollars)	2017	2016	2015
Net cash flow from operating activities	234,752	353,904	371,456
Net cash flow from (used for) financing activities	299,944	(105,235)	272,903
Net cash flow used for investing activities	(540,140)	(279,764)	(638,024)
Operating Cash Flows
Net cash flow from operating activities decreased to $234.8 million for 2017, from $353.9 million for 2016, primarily due to, the redelivery of the Petrojarl Varg FPSO unit, the redelivery of one shuttle tanker and one FSO unit as they completed their time-charter-out agreements during 2016; the charterer of the Arendal Spirit UMS not paying charter hire payments since November 2016 and the subsequent contract termination in April 2017; lower average rates and lower utilization from our towage fleet; the sale of two conventional tankers during 2016 which were subsequently chartered-in by us; an increase in pre-operational costs during 2017 relating to the commencement of operations of the Petrojarl I FPSO unit; an increase in expenses during 2017 relating to the delivery and positioning of two newbuilding shuttle tankers for the East Coast of Canada contract; and an increase in the realized loss on derivative instruments from the partial settlement during 2017 of certain interest rate swaps; partially offset by the commencement of operations of the Randgrid FSO unit in late-2017; higher average rates and higher utilization from our shuttle tanker fleet during 2017; and lower repairs and maintenance expenses on our FPSO units during 2017.

The decrease in non-cash working capital items for 2017 compared to 2016 is primarily due to the timing of payments received from customers; partially offset by the timing of settlements of intercompany balances with related parties.

Net cash flow from operating activities decreased to $353.9 million for 2016, from $371.5 million for 2015, primarily due to the redelivery of the Petrojarl Varg FPSO unit during 2016, two shuttle tankers in 2016 and 2015, respectively, and the Navion Saga FSO unit during late-2016, as they completed their time-charter-out agreements; lower production and unused maintenance day bonuses on certain of our FPSO units during 2016; increased repairs and maintenance expenses on our shuttle tanker fleet; the expiration of a long-term shuttle tanker contract during 2015; the sale of a shuttle tanker and two conventional tankers during 2015 and two shuttle tankers and two conventional tankers, which were subsequently chartered-in by us, during 2016; the commencement of the FSO conversion of the Randgrid shuttle tanker during 2015; off hire of the Arendal Spirit UMS during 2016; lower rates and utilization for our towage fleet and an increase in interest expense from intercompany borrowings; partially offset by the acquisition of the Petrojarl Knarr FPSO unit during 2015; the unscheduled off-hire of the Piranema Spirit FPSO unit during 2015; the commencement of the charter contract for the Arendal Spirit during 2015; the acquisition of six towage vessels during 2015 and delivery of one newbuilding towage vessel during 2016; lower crew costs for our FPSO units, our shuttle tanker fleet and our FSO units; the commencement of the East Coast of Canada shuttle tanker contract in 2015; higher average rates and higher utilization from our shuttle tanker fleet; and a decrease in the realized loss on derivative instruments.

The increase in non-cash working capital items for 2016 compared to 2015 is primarily due to the timing of settlements of intercompany balances with related parties and the timing of payments made to vendors, partially offset by the timing of payments received from customers.

For a further discussion of changes in income statement items described above for our six reportable segments, please read “Results of Operations”.

Financing Cash Flows

We use our revolving credit facilities to finance capital expenditures and for general corporate purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and repayments and prepayments of long-term debt, were $549.1 million in 2017, $246.8 million in 2016 and $639.4 million in 2015.

Net proceeds from the issuance of long-term debt for the year ended December 31, 2017, were primarily generated by the issuance of $250 million in senior unsecured bonds in the Norwegian bond market, the re-financing of eight debt facilities and the drawdown of three existing debt facilities. Net proceeds from the issuance of long-term debt for the year ended December 31, 2016 were primarily generated by the drawdowns of one new term loan, four existing term loans, a new $35 million tranche added to an existing debt facility secured by two shuttle tankers, and drawdowns on one new and two existing revolving debt facilities, partially offset by the prepayments of three revolving debt facilities. Net proceeds from the issuance of long-term debt for the year ended December 31, 2015, mainly related to the drawdown of five new debt facilities and one existing revolving credit facility and the issuance of $30 million senior bonds during 2015. These proceeds were used primarily for the final bullet payments on existing debt facilities and for net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $649.2 million in 2017, compared to $434.3 million in 2016 and $341.8 million in 2015. Repayments during 2017 mainly relate to the maturity of one revolving debt facility, the re-financing of four debt facilities, the repayment of eight existing debt facilities, four which were subsequently re-financed, and the repayment of a portion of an existing debt facility relating to the Randgrid FSO conversion upon delivery of the unit, which was reimbursed by the charterer of the unit. Repayments during 2016 are mainly due to the maturity of a NOK 500 million tranche and partial repayment of NOK 180 million of our senior unsecured bonds in January 2016 and October 2016, respectively, the maturity of an existing revolving debt facility and the repayment of a portion of an existing revolving debt facility relating to the Petrojarl Varg FPSO unit. Repayments in 2015 mainly relate to the maturity of an existing debt facility, repayments of portion of two existing debt facilities relating to the sale of two vessel entities and the repayment of a portion of an existing debt facility relating to the Arendal Spirit, which had delivered in 2015.

Restricted Cash decreased by $86.5 million for 2017 due to a decrease in collateral on our cross currency swaps, the use of $35.7 million of collateral held for the Petrojarl I FPSO unit for upgrade expenses and the release of $20.0 million of cash held for a performance bond relating to the Petrojarl Knarr FPSO. The increase in restricted cash of $54.4 million for 2016 was mainly due to the collateral that was held for the Petrojarl I FPSO unit upgrade. The increase in restricted cash of $13.8 million for 2015 mainly related to an increase in collateral on cross currency swaps.

We purchased the Petrojarl Knarr FPSO unit from Teekay Corporation on July 1, 2015, as described in Item 18 - Financial Statements: Note 3 Dropdown Predecessor, for a cash payment of $112.7 million, net of $14.2 million of cash acquired.

In order to partially finance new acquisitions, we have issued common units, warrants or preferred units to the public and to institutional investors. We raised net proceeds of $628.4 million in 2017, $228.9 million in 2016 and $380.2 million in 2015 from equity issuances.

In 2017, as part of the Brookfield Transaction, we issued 244.0 million common units and 62.4 million common unit warrants to Brookfield for gross proceeds of $610.0 million. In addition, we issued 12.0 million common units and 3.1 million common unit warrants to Teekay Corporation for gross proceeds of $30.0 million. We used a portion of the proceeds to repurchase and subsequently cancel all outstanding Series C-1 and D preferred units and the remainder for general corporate purposes, mainly for the funding of existing newbuilding installments and capital conversion and upgrade projects.

During 2016, we issued 5.5 million common units under our continuous offering program for net proceeds of approximately $31.0 million, 22.0 million common units in a private placement for net proceeds of approximately $99.5 million and 4,000,000 10.50% Series D Preferred Units to a group of investors for net proceeds of approximately $97.2 million. The Series D investors also received 4,500,000 common unit warrants with an exercise price of $4.55 per unit and 2,250,000 common unit warrants with an exercise price of $6.05 per unit which exercise price was reduced to $4.55 per unit in September 2017 in connection with the repurchase of our outstanding Series C-1 and D preferred units as part of the Brookfield Transaction. The net proceeds from the issuance of these equity securities were used for general corporate purposes including the funding of existing newbuilding installments and capital conversion and upgrade projects.

During 2015, we completed a private placement of $250 million of our 8.60% Series C preferred units for net proceeds of approximately $249.8 million and we completed a public offering of $125 million of our 8.5% Series B preferred units, raising net proceeds of approximately $120.8 million. We used the net proceeds from the issuance to partially fund the acquisition of the Petrojarl Knarr FPSO unit from Teekay Corporation and for general corporate purposes including the funding of existing newbuilding installments and capital conversion projects and vessel acquisitions.

Cash distributions paid by us to our common and preferred unitholders and our general partner totaled $60.6 million in 2017, $78.6 million in 2016 and $257.9 million in 2015. The decrease in distributions to our common and preferred unitholders and our general partner in 2017 from 2016 was mainly due to a decrease in the quarterly distribution paid on our common units effective from the third quarter of 2017 to $0.01 per common unit compared to $0.11 per common unit paid since the fourth quarter of 2015, the repurchase and subsequent cancellation of all outstanding Series C-1 and Series D preferred units during the third quarter of 2017 and the issuance of 3.7 million common units for a total value of $19.4 million, as a payment-in-kind for the distributions on our Series C-1 preferred units and our common units and general partner interest held by subsidiaries of Teekay Corporation for the distributions paid during for the year ended December 31, 2017; partially offset by an increase in distributions due to the issuance of 256 million common units as part of the Brookfield Transaction in the third quarter of 2017 and 38.1 million common units, during 2016.

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

Subsequent to December 31, 2017, cash distributions of $4.1 million on our outstanding common units and general partner interest related to the fourth quarter of 2017 were declared and were paid on February 9, 2018. Subsequent to December 31, 2017, cash distributions of $5.4 million for our Series A and Series B Preferred Units relating to the fourth quarter of 2017 were declared and were paid on February 15, 2018.

Investing Cash Flows

During 2017, net cash flow used for investing activities was $540.1 million, primarily relating to $533.3 million of payments for vessels and equipment (including conversion costs on the Randgrid FSO conversion, upgrade costs on the Petrojarl I FPSO unit and installment payments on the newbuilding towing and offshore installation vessels, the East Coast of Canada newbuilding shuttle tankers and the two Suezmax DP2 shuttle tanker newbuildings) and $25.8 million of investments in our joint ventures, partially offset by proceeds of $13.1 million from the sale of the Navion Marita shuttle tanker and Navion Saga FSO unit and scheduled lease payments received of $5.8 million from leasing our direct financing lease assets.

During 2016, net cash flow used for investing activities was $279.8 million, primarily relating to $294.6 million of expenditures for vessels and equipment (including conversion costs on the Randgrid FSO conversion, upgrade costs on the Petrojarl I FPSO unit, installment payments on the newbuilding towing and offshore installation vessels, partially offset by credits received relating to the Petrojarl Knarr FPSO unit), $54.9 million of investments in our joint ventures (including $58.2 million of cash investments partially offset by a $3.3 million construction credit received), partially offset by proceeds of $69.8 million from the sale of the Navion Torinita and Navion Europa shuttle tankers and the Fuji Spirit and Kilimanjaro Spirit conventional tankers.

During 2015, net cash flow used for investing activities was $638.0 million, primarily relating to expenditures for vessels and equipment (including the acquisition of six towing and offshore installation vessels delivered during 2015, the final installment on the Arendal Spirit UMS, conversion costs on the Randgrid FSO conversion, upgrade costs on the Petrojarl I FPSO unit, the initial installment payments on three newbuilding shuttle tankers, installment payments on the four newbuilding towing and offshore installation vessels and various other vessel additions and installments) and investments in our joint ventures of $22.9 million, partially offset by proceeds of $30.4 million from the sale of SPT Explorer L.L.C. and Navigator Spirit L.L.C., $8.9 million from the sale of the Navion Svenita shuttle tanker, $5.2 million received as repayment of advances from our joint venture and scheduled lease payments of $5.0 million received from leasing our direct financing lease assets.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2017:

	Total	2018	2019	2020	2021	2022	Beyond 2022
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Bond repayments(1)	550.0	—	300.0	—	—	250.0	—
Secured debt - scheduled repayments(1)	1,848.5	411.1	356.3	310.8	285.4	198.2	286.7
Secured debt - repayments on maturity(1)	652.8	180.5	47.5	40.0	19.4	265.7	99.7
Promissory note - repayment on maturity(2)	200.0	—	—	—	—	200.0	—
Chartered-in vessels (operating leases)	68.1	50.9	17.2	—	—	—	—
Acquisition of vessels and newbuildings and committed conversion costs (3)	715.0	209.8	225.4	279.8	—	—	—
Norwegian Kroner-Denominated Obligations
Bond repayments (4)	121.9	—	121.9	—	—	—	—
Total contractual obligations	4,156.3	852.3	1,068.3	630.6	304.8	913.9	386.4

(1)
Excludes expected interest for U.S. Dollar-denominated debt of $121.6 million (2018), $93.0 million (2019), $68.9 million (2020), $56.2 million (2021) , $32.8 million (2022) and $21.3 million (beyond 2022). Expected interest payments for secured debts are based on existing interest rates (fixed-rate loans) and LIBOR plus margins which ranged between 0.90% and 3.75% (variable-rate loans) as at December 31, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.

(2)
Consists of the repayment of the Brookfield Promissory Note. The Brookfield Promissory Note bears interest at an annual rate of 10.0% on the outstanding principal balance (see Item 18 – Financial Statements: Note 11g). Excludes maximum expected interest payments of $20.0 million (2018, 2019, 2020 and 2021) until repayment of the loan in full on January 1, 2022.

(3)
Consists of the estimated remaining payments for the acquisition of one towing and offshore installation newbuilding, five shuttle tanker newbuildings and estimated remaining upgrade costs for the Petrojarl I FPSO unit. Please read Item 18 – Financial Statements: Note 14c, 14d, 14e and 14i- Commitments and Contingencies. We have pre-arranged undrawn financing of approximately $80.7 million relating to our capital expenditure commitments and $24.3 million held in escrow as funding for the Petrojarl I FPSO project.

(3)
Norwegian Kroner-denominated bond repayments are based on the foreign exchange rate as at December 31, 2017 and exclude the impact of the cross-currency swaps. Excludes expected interest payments of $6.2 million (2018) and $0.5 million (2019). Expected interest payments are based on NIBOR plus 4.25% as at December 31, 2017. The expected interest payments do not reflect the effect of related cross currency swaps that we have used as an economic hedge of certain of our NOK-denominated obligations.

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

Revenue Recognition

Description. A portion of our revenues are generated from voyages servicing contracts of affreightment and to a lesser extent, spot voyages. Within the shipping industry, the two methods used to account for revenues and expenses are the proportionate performance and the completed voyage methods. Most shipping companies, including us, use the proportionate performance method. For each method, voyages may be calculated on a load-to-discharge, load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. We recognize revenues from towage charters ratably in proportion to the stage of completion of a project, which is determined based on an assessment of the work performed. Revenues from FPSO contracts are recognized as service is performed. Revenues from UMS contracts are recognized as the service is performed. We generally do not recognize revenues during days that a vessel is off hire.

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
Vessel Lives and Impairment
Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation and impairment charges. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. We continually reassess the estimated useful life of our vessels. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

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

The following table presents by segment, the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2017. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels employed on single-voyage, or spot charters, as well as those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

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

(in thousands of U.S. Dollars, except number of vessels) Reportable Segment	Number of Vessels	Market Values(1) $	Carrying Values $
Shuttle Tanker Segment(2)	4	87,800	97,056
FPSO Segment(2)	2	256,600	557,410
FPSO Segment(3)	1	42,500	47,135

(1)
Market values are determined using reference to second-hand market comparable values or using a depreciated replacement cost approach as at December 31, 2017. Since vessel values can be volatile, our estimates of market value may not be indicative of the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers and FPSO units may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

The estimated market value for the shuttle tankers was based on second-hand market comparable values for conventional tankers of similar age and size, adjusted for shuttle tanker specific functionality. The estimated market value for the FPSO units in the table above was based on second-hand market comparable values for similar units. Given the advanced age of these vessels, the estimated market values substantially reflect the price of steel and the amount of steel in these vessels.

(2)	Undiscounted cash flows for these vessels are marginally greater than their carrying values.

(3)	Undiscounted cash flows for this vessel are significantly greater than its carrying value.

Judgments and Uncertainties. Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Shuttle and conventional tankers are depreciated using an estimated useful life of 20 to 25 years commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessel for the estimated useful life. FPSO units are depreciated using an estimated useful life of 20 to 25 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. Some of our FPSO units have oil field specific equipment which is depreciated over the expected life of the oil field. The estimated useful life of our FPSO units is reassessed subsequent to a major upgrade being completed. FSO units are depreciated over the estimated term of the contract. UMS are depreciated over an estimated useful life of 35 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. Towage vessels are depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and estimated scrap rates. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

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

Certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our experience, including estimated revenue under existing contract terms, ongoing operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

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

As of December 31, 2017, the shuttle segment and the towage segment had goodwill attributable to them. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the section entitled “Forward-Looking Statements.”

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

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As at December 31, 2017, we had a valuation allowance of $85.6 million (2016 - $78.4 million).

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

The directors of our general partner oversee our operations. Our general partner has a Secretary but does not have any other officers. In February 2017, the Partnership and its wholly-owned subsidiary, Teekay Offshore Holdings L.L.C. (or Holdco), entered into a services agreement with Teekay Offshore Group Ltd. (or the Service Provider), a subsidiary of Holdco.

Pursuant to the service agreement, the Service Provider provides various service to us, including managerial services to Holdco and its operational subsidiaries, and administrative services to the Partnership. Please see Item 7- Major Unitholders and Related Party Transactions. Certain officers and employees of Teekay Corporation and its subsidiaries also provide administrative and operational services to us pursuant to services agreements.

Those individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the business interests of Teekay Corporation or its other affiliates. The various services agreements require the service providers to provide the services diligently and in a commercially reasonable manner.

Because certain directors of our general partner are also directors and/or officers of Teekay Corporation, Brookfield or other affiliates thereof, such directors have fiduciary duties to Teekay Corporation, Brookfield or such other affiliates that may cause them to pursue business strategies that disproportionately benefit Teekay Corporation, Brookfield or such other affiliates or which otherwise are not in our best interests.
Directors of Teekay Offshore GP L.L.C.
The following table provides information about the directors of our general partner, Teekay Offshore GP L.L.C., as at the date of this Annual Report. Directors are elected for one-year terms. The business address of each of our directors listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the directors and officers are as of December 31, 2017.

Name	Age	Position
Ian Craig	65	Director (1)
Kenneth Hvid	49	Director (2)
David L. Lemmon	75	Director (3)
David Levenson	43	Director (4)(5)
John J. Peacock	74	Director (6)
Jim Reid	52	Director (4)(7)
Walter Weathers	46	Director (4)(8)
Bradley Weismiller	36	Director (4)
Bill Utt	60	Chairman of the Board of Directors (9)

(1)	Appointed June 6, 2017. Member of Audit Committee and Conflicts Committee (Chair).

(2)	Observer to Compensation Committee.

(3)	Member of Audit Committee, Conflicts Committee and Compensation Committee (Chair).

(4)	Appointed September 25, 2017.

(5)	Member of Compensation Committee and Corporate Governance Committee.

(6)	Member of Audit Committee (Chair) and Conflicts Committee.

(7)	Observer to Audit Committee.

(8)	Member of Compensation Committee and Corporate Governance Committee.

(9)	Mr. Sean Day retired as Chairman on June 15, 2017. Mr. William P. Utt succeeded Mr. Day as Chairman of the Board effective June 15, 2017. Mr.Utt is the Chair of the Corporate Governance Committee.

In connection with the Brookfield Transaction, Teekay Corporation and Brookfield TOGP amended and restated the limited liability company agreement of our general partner. The agreement provides that, prior to exercise by Brookfield TOGP of its right to acquire from Teekay Corporation an additional 2% interest in our general partner, the general partner’s board of directors will consist of nine members, five of which will be elected by Teekay Corporation (of whom three will be independent of Teekay Corporation and the Partnership and will be subject to the reasonable consent of Brookfield TOGP) and four of which will be elected by Brookfield TOGP. After any exercise of such option, the rights of Teekay Corporation and Brookfield TOGP will change as described in Item 7. Major Unitholders and Related Party Transactions--B. Certain Relationships and Related Party Transactions. Pursuant to the limited liability company agreement, Teekay Corporation has appointed Messrs. Craig, Hvid, Lemmon, Peacock and Utt as members of the board of directors, and Brookfield TOGP has appointed Messrs. Levenson, Reid, Weathers and Weismiller as members of the board of directors.

Certain biographical information about each of these individuals is set forth below.

Ian Craig was appointed a director of our general partner Teekay Offshore GP L.L.C on June 6, 2017. He has served in various executive positions in Shell, most recently in Nigeria where he was Executive Vice President for Sub Saharan Africa and in Russia where he was Chief Executive Officer of Sakhalin Energy, an incorporated joint venture of Gazprom, Shell, Mitsui and Mitsubishi. Prior to that Mr. Craig was a Board member and Technical Director of Enterprise Oil plc until its acquisition by Shell in 2002. He had earlier held executive and management positions with other oil exploration and production companies including Sun Oil and BP. Since retiring in 2013, Mr. Craig has also previously served as a non-executive director of Petroceltic plc and as a Special Advisor to OMV’s supervisory board.

Kenneth Hvid was appointed President and Chief Executive Officer of Teekay Corporation on February 1, 2017, as a director of Teekay Tankers Ltd. on February 22, 2017 and has served as a director of our general partner, since 2011. He joined Teekay Corporation in 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the liquefied natural gas business. He held that position until the beginning of 2006, when he was appointed President of the Teekay Navion Shuttle Tankers and Offshore division of Teekay Corporation. In that role he was responsible for Teekay Corporation's global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid served as Chief Strategy Officer and Executive Vice President of Teekay Corporation from 2011 to December 2015, as director of Teekay GP L.L.C. from 2011 to June 2015 and as President and Chief Executive Officer of Teekay Offshore Group Ltd., from May 2015 until January 31, 2017. Mr. Hvid has 28 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P.& I. (Bermuda) Ltd.

David L. Lemmon has served as a Director of our general partner since December 2006. Mr. Lemmon served on the board of directors of Kirby Corporation, from April 2006 until April 2014. Mr. Lemmon also serves on the board of directors of Deltic Timber Corporation, a position he has held since February of 2007. Mr. Lemmon was the President and Chief Executive Office of Colonial Pipeline Company from 1997 until his retirement in March of 2006. Prior to joining Colonial Pipeline Company, he served as President of Amoco Pipeline Company for seven years, as part of a career with Amoco Corporation that spanned 32 years. Mr. Lemmon has served as a member of the board of directors of the American Petroleum Institute, the National Council of Economic Education and the Battelle Energy Advisory Committee. He has served as a member of the Northwestern University Business Advisory Committee and as a guest faculty member at Northwestern University’s Kellogg Graduate School of Management.

David Levenson was appointed as a director of our general partner on September 25, 2017. Mr. Levenson is a Managing Partner at Brookfield and oversees Brookfield’s opportunistic credit initiatives, including the Brookfield Credit Opportunity Fund and Brookfield Private Credit. Mr. Levenson joined Brookfield in 2004 and has extensive experience in mergers and acquisitions, corporate finance and restructurings. Most recently, he served as Chief Investment Officer in Brookfield’s Infrastructure Group focused on growing its transportation platform. Prior to joining Brookfield, Mr. Levenson worked in investment banking and private equity.  He received a Bachelor of Commerce degree from McGill University and an MBA from Harvard Business School. Mr. Levenson is also the holder of the Chartered Financial Analyst designation.

John J. Peacock has served as a Director of our general partner since December 2006. Mr. Peacock retired in February 2007 from Fednav Limited, a Canadian ocean-going, dry-bulk shipowning and chartering group. Joining as Fednav’s Treasurer in 1979, he became Vice-President Finance in 1984 and joined the board of directors. In 1998, Mr. Peacock was appointed Executive Vice-President of Fednav and President and Chief Operating Officer of Fednav International Ltd., the Group’s principal operating subsidiary. Though retired, he continues to serve as a Director. Mr. Peacock has over 40 years of accounting experience, and prior to joining Fednav was a partner with Clarkson Gordon (now Ernst & Young) in Montreal, Canada. He also serves as Chair of the McGill University Health Centre Foundation.

Jim Reid was appointed as a director of our general partner on September 25, 2017. Mr. Reid is a Managing Partner and a Chief Investment Officer in Brookfield’s Private Equity Group. Mr. Reid is responsible for originating, evaluating and structuring investments and financings in the energy sector and overseeing operations in Brookfield’s energy segment. He established Brookfield’s Calgary office in 2003 after spending several years as a Chief Financial Officer for two oil and gas exploration and production companies in Western Canada. Mr. Reid obtained his Chartered Accountant designation at PriceWaterhouseCoopers in Toronto and holds a Bachelor of Arts in Commerce from the University of Toronto.

Walter Weathers was appointed as a director of our general partner on September 25, 2017. Mr. Weathers is a Senior Vice President for Brookfield Asset Management, focused on private equity investments in the oil and gas sector. Prior to his current position, Mr. Weathers served in various roles within Cameron International Corporation (a company owned by Schlumberger), including Vice President of Finance, Vice President of Rig Equipment Houston, Vice President of Marketing & Strategy, and Director of Mergers & Acquisitions. Before joining Cameron, Mr. Weathers served as Vice President Finance for NATCO Group and was a principal of The Catalyst Group. Mr. Weathers holds an MBA from the University of Texas McCombs School of Business and a Bachelor of Science from the United States Naval Academy, and he is a veteran of the United States Marine Corps.

Bradley Weismiller was appointed as a director of our general partner on September 25, 2017. Mr. Weismiller has been Chief Financial Officer, Europe for Brookfield Asset Management since 2014 and is responsible for Brookfield’s financing strategy and execution across all European assets. In this capacity, he is responsible for ongoing counterparty relationship management and finance market interaction, as well as structuring and execution of specific real estate and project financings throughout various loan or bond markets where appropriate. Additionally, Mr. Weismiller oversees the strategy and execution of foreign exchange and interest rate risk management across Brookfield’s businesses globally. Mr. Weismiller received his BBA in Finance from the Mason School of Business at the College of William and Mary in Virginia.

Bill Utt was appointed Chairman and director of our general partner on June 15, 2017. He has served as a director of Teekay Corporation since December 2015 and was appointed Chairman on June 15, 2017. Mr. Utt brings over 31 years of engineering and energy industry experience to his board position. From 2006 until his retirement in 2014, he served as Chairman, President and Chief Executive Officer of KBR Inc., a global engineering, construction and services company. From 1995 to 2006, Mr. Utt served as the President and Chief Executive Officer of SUEZ Energy North America and President and Chief Executive Officer of Tractebel’s North American energy businesses. Prior to 1995, he held senior management positions with CRSS, Inc., which was a developer and operator of independent power and industrial energy facilities prior to its merger with Tractebel in 1995. Mr. Utt also currently serves as Chairman on the Board of Directors at Cobalt International Energy and is a member of the Board of Directors for Brand Energy & Infrastructure Services, a Clayton, Dubilier & Rice, LLC portfolio company.

Our Management

Our general partner has a Secretary but does not have any other officers. On February 1, 2017, Teekay Offshore Partners L.P. and its wholly-owned subsidiary, Holdco, entered into a service agreement with the Service Provider, a subsidiary of Holdco. The following table presents certain information regarding the senior management team that is principally responsible for our operations and their positions with the Service Provider as at the date of this Annual Report:

Name	Age	Position
Ingvild Sæther	49	President and Chief Executive Officer, Teekay Offshore Group Ltd.
David Wong	47	Chief Financial Officer, Teekay Offshore Group Ltd.
Duncan Donaldson	38	General Counsel, Teekay Offshore Group Ltd.
Edith Robinson	53	Secretary, Teekay Offshore GP LLC

Ingvild Sæther was appointed President and Chief Executive Officer of Teekay Offshore Group Ltd., which provides services to Teekay Offshore Partners L.P. and its subsidiaries, on February 1, 2017. Ms. Sæther joined Teekay Corporation in 2002, as a result of Teekay Corporation's acquisition of Navion AS from Statoil ASA. While at Teekay Corporation, Ms. Sæther has held management positions in Teekay

Corporation's conventional tanker business until 2007, when she assumed the commercial responsibility for Teekay Corporation’s shuttle tanker activities in the North Sea, and in 2011, Ms. Sæther assumed the position of President, Teekay Offshore Logistics. Ms. Sæther has over 25 years of experience in the shipping and offshore sector, and has been engaged in a number of boards and associations related to the industry.

David Wong was appointed Chief Financial Officer of Teekay Offshore Group Ltd. in May 2015. He joined Teekay Corporation in 2009 and served in a number of financial positions with Teekay Corporation, including MLP Controller and Vice President, Accounting. Mr. Wong also served from 2011 to 2014 on the board of Vancouver City Savings Credit Union. Prior to joining Teekay Corporation, Mr. Wong worked for 13 years at BC Hydro, Canada’s third largest electric utility, in various financial positions including Chief Accounting Officer and Chief Financial Officer and Vice President, Finance of Powerex Corp., the energy trading and marketing subsidiary of BC Hydro. Mr. Wong is a Canadian Chartered Professional Accountant.
Duncan Donaldson joined Teekay and was appointed General Counsel of Teekay Offshore Group Ltd., a company that provides services to Teekay Offshore Partners L.P. and its subsidiaries, in January 2018. Mr. Donaldson is a United Kingdom national and has been a qualified lawyer in England and Wales since 2005. Throughout his career Mr. Donaldson has specialized in the Energy, Transportation and Infrastructure sectors, first in private practice with Linklaters LLP in London and subsequently in a variety of legal roles within the offshore business units of the A.P. Moller-Maersk Group. Most recently Mr. Donaldson served for 3 years as Chief Legal Counsel, North and South America for Maersk Drilling based in Houston, during which time he was also registered as a Foreign Legal Consultant with the State Bar of Texas. Mr. Donaldson has a BA (Hons) degree from Cambridge University and completed his post-graduate legal education at Nottingham Law School.
Edith Robinson was appointed as the Secretary of our general partner, in September 2014 and also currently serves as an Associate General Counsel for Teekay Corporation. Ms. Robinson joined Teekay Corporation in 2014. She was appointed Secretary of Teekay Offshore Group Ltd. in May of 2015. Prior to joining Teekay Corporation, Ms. Robinson served as the General Counsel for a utility group in Bermuda. She has over 20 years of legal experience and is qualified to practice law in Bermuda, Ontario Canada, and England. Ms. Robinson has an MBA from Cornell University in addition to her legal qualifications.

B.	Compensation

Executive Compensation
During January 2017, Peter Evensen served as the Chief Executive Officer and Chief Financial Officer of our general partner. Because Mr. Evensen was an employee of a subsidiary of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan described below) was set and paid by Teekay Corporation, and we reimbursed Teekay Corporation for the time Mr. Evensen spent on our partnership matters. Mr. Evensen retired as an executive officer of our general partner effective January 31, 2017. Our general partner did not appoint any executive officers to replace Mr. Evensen. Instead, in February 2017, we entered into a service agreement pursuant to which the Service Provider provides us and our subsidiaries with certain services, including those of the Service Provider's Chief Executive Officer, Ingvild Sæther and its Chief Financial Officer, David Wong.

During 2017, the aggregate amount incurred by the Service Provider for compensation expenses of the individuals identified, excluding any long-term incentive plan awards issued directly by us as described below, was $1.3 million. The amounts were paid primarily in Canadian Dollars or Norwegian Kroner, but are reported here in U.S. Dollars using an average exchange rate of 1.30 Canadian Dollars or 8.27 Norwegian Kroner for each U.S. Dollar for 2017. Teekay Corporation’s annual bonus plan, in which each of the individuals identified in this paragraph participated during 2017, considers both company performance and team performance.

Compensation of Directors
Mr. Kenneth Hvid, the President and Chief Executive Officer of Teekay Corporation and who also serves as director of our general partner, does not receive additional compensation for his service as a director of our general partner. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. During 2017, each non-employee director, other than the Chair, received a director fee of $50,000 for the year and an award of common units with an aggregate maximum value of approximately $70,000 for the year. The Chair received a director fee of $50,000 and an additional annual fee of $37,500 for the year and an award of common units with a value of approximately $87,500 for the year. In addition, members of the audit, conflicts and corporate governance committees each received an additional committee fee of $5,000 for the year, and the chairs of each committee received an additional fee of $12,000 for the year for serving in that role. Each director was also reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2017, the 10 non-employee directors (two of whom left the board in September 2017 and six of whom joined the board part way through the year) received, in the aggregate, $441,000 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. During the year ended December 31, 2017, a total of 56,950 common units, with an aggregate value of $0.3 million, were granted and issued to the non-employee directors of the general partner as part of their annual compensation for 2017.
2006 Long-Term Incentive Plan

Our general partner adopted the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. In March 2017, our general partner awarded 321,318 restricted units to certain employees of its affiliates who provide services to our business with a grant date fair value of $1.6 million, based on our closing common unit price on the grant date. Each restricted unit is equal in value to one of our common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest evenly over a three-year period from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted units is paid to each grantee in the form of common units or cash.

C.	Board Practices
Teekay Offshore GP L.L.C., our general partner, manages our operations and activities. Unitholders generally are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

The Board currently consists of nine directors. Directors are appointed to serve until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following four committees: Audit Committee, Conflicts Committee, Corporate Governance Committee and Compensation Committee, which was established by the Board during 2017. The membership of these committees and the function of each of the committees are described below. The Audit Committee and Conflicts Committee are currently comprised solely of independent directors, and all of the committees operates under a written charter adopted by the Board. Mr. Kenneth Hvid, an officer and employee of Teekay Corporation, is an observer on the Compensation Committee; Mr. Jim Reid, an officer and employee of Brookfield, is an observer on the Audit Committee. The committee charters for the Audit Committee, the Conflicts Committee, the Corporate Governance Committee and the Compensation Committee are available under “Investors – Teekay Offshore Partners L.P. - Governance” from the home page of our web site at www.teekay.com. During 2017, the Board held 13 meetings. One director did not attend one Board meeting. All members of the Audit Committee, the Conflicts Committee and the Compensation Committee attended all meetings and one member of the Corporate Governance Committee did not attend one meeting.

Audit Committee. The Audit Committee of our general partner is composed of three or more directors, each of whom must meet the independence standards of the NYSE, the SEC and any other applicable laws and regulations governing independence from time to time. This committee is currently comprised of directors John J. Peacock (Chair), David L. Lemmon and Ian Craig, all independent directors. Mr. Reid is an observer to the committee. All members of the committee are financially literate and the Board has determined that Mr. Peacock qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent auditor; and

•	the performance of our internal audit function and our independent auditor.

Conflicts Committee. The Conflicts Committee of our general partner is currently composed of the same directors constituting the Audit Committee, being Ian Craig (Chair), David L. Lemmon and John J. Peacock. There is no observer to the committee. The members of the Conflicts Committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the heightened NYSE and SEC director independence standards applicable to audit committee membership and certain other requirements.

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

Corporate Governance Committee. The Corporate Governance Committee of our general partner is composed of at least two directors. This committee is currently comprised of directors Bill Utt (Chair), David Levenson and Walter Weathers.

The Corporate Governance Committee:

•	oversees the operation and effectiveness of the Board and its corporate governance; and

•	develops, updates and recommends to the Board corporate governance principles and policies applicable to us and our general partner and monitors compliance with these principles and policies.
Compensation Committee. The Compensation Committee of our general partner is composed of at least two directors. This committee is currently comprised of directors David L. Lemmon (Chair), David Levenson and Walter Weathers. Mr. Hvid is an observer on the Compensation Committee.

The Compensation Committee:

•	discharges the responsibilities of the Board relating to compensation of the executive officers, if any, of us, our general partner, our key subsidiaries and the Board; and

•	approve and evaluate compensation plan, policies and programs of us and our general partner.

D.	Employees
Crewing and Staff
As of December 31, 2017, approximately 1,200 seagoing staff served on our vessels, compared to approximately 1,300 seagoing staff as of December 31, 2016 and approximately 1,400 seagoing staff as of December 31, 2015 and certain subsidiaries of Teekay Corporation employed the crew, who serve on the vessels pursuant to agreements with the subsidiaries. As of December 31, 2017, our subsidiaries employed approximately 53 staff who served on shore in technical, commercial and administrative roles in Singapore, the Netherlands and Canada compared to approximately 50 staff as of December 31, 2016 and December 31, 2015. Teekay Corporation subsidiaries also provided on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. In January 2018, we acquired certain of these management companies from Teekay Corporation. Please see Item 7 – Major Unitholders and Related Party transactions – Certain Relationships and Related Party Transactions.

We regard attracting and retaining motivated seagoing personnel as a top priority, and offers seafarers what we believe are highly competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate our Bahamian-flagged vessels. Substantially all officers and seamen for the Norway-flagged vessels are covered by a collective bargaining agreement with Norwegian unions (Norwegian Maritime Officers’ Association, Norwegian Union of Marine Engineers and the Norwegian Seafarers’ Union). We have entered into a Collective Bargaining Agreement with Sindicato dos Trabalhadores Offshore do Brasil (or SINDITOB), which covers substantially all Brazilian resident offshore employees on board our FPSO units Rio das Ostras and Piranema Spirit. We have entered into a Collective Bargaining Agreement with Norwegian offshore unions (SAFE, Industry Energi and DSO), through its membership in Norwegian Shipowners Association (or NSA). The agreement covers substantially all of the offshore employees on board our FPSOs on the Norwegian Continental Shelf. We have entered into a Collective Bargaining Agreement with the Fish, Food and Allied Workers Union of Newfoundland and Labrador and the Canadian Merchant Service Guild in Canada. The agreement covers substantially all of the offshore employees on board our shuttle tankers operating in the East Coast of Canada. We believe our relationships with these local labor unions are good, with long-term collective bargaining agreements which demonstrate commitment from both parties.

Our commitment to training is fundamental to the development of the highest caliber of seafarers for marine operations. Teekay Corporation’s and our cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in the Philippines and we have relationships with training institutions in Canada, Norway, Brazil and the United Kingdom. After receiving formal instruction at one of these institutions, cadet training continues on board vessels. We also have a career development plan that was devised to ensure a continuous flow of qualified officers who are trained on our vessels and familiarized with our operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.

E.	Unit Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2017, of our common units by all the current directors and the officer of our general partner as a group. It also includes the senior management of the Service Provider. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any common units that the person has the right to acquire as of March 1, 2018 (60 days after December 31, 2017) through the exercise of any common unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the common units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned(2)
All directors and officers as a group (12 persons)(1)	169,691	0.04%

(1)	Each director, officer and key employee beneficially owns less than 1% of the outstanding units.

(2)	Excludes the 0.76% general partner interest held by our general partner, a 51%-owned subsidiary of Teekay Corporation and 49%-owned subsidiary of Brookfield.

Item 7.	Major Unitholders and Related Party Transactions

A.	Major Unitholders
The following table sets forth the beneficial ownership, as of December 31, 2017, of our common units by each person we know to beneficially own more than 5% of the outstanding common units. The number of common units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any common units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of March 1, 2018 (60 days after December 31, 2017) through the exercise of any common unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the common units set forth in the following table:

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned
Brookfield TK TOLP L.P. (1)	244,000,000	59.5%
Teekay Corporation (1)	56,587,484	13.8%
FMR LLC (2)	27,125,824	6.6%
____________________________

(1)	Excludes the 0.76% general partner interest held by our general partner, a 51%-owned subsidiary of Teekay Corporation and a 49%-owned subsidiary of Brookfield.

(2)	Includes sole dispositive power of FMR LLC as to 27,125,824 units. This information is based on the Schedule 13G filed by this entity with the SEC on February 13, 2018.

As of December 31, 2017, Brookfield TOGP, an affiliate of Brookfield, held a 49% interest in our general partner, and an affiliate of Teekay Corporation held a 51% interest in our general partner. Teekay Corporation has granted to Brookfield TOGP an option, exercisable upon certain conditions, to acquire from it an additional 2% interest in our general partner. In connection with the Brookfield Transaction, Teekay Corporation and Brookfield TOGP amended and restated the limited liability company agreement of our general partner. The agreement provides that, prior to exercise by Brookfield TOGP of its right to acquire from Teekay Corporation the additional 2% interest in our general partner, the general partner’s board of directors will consist of nine members, five of which will be elected by Teekay Corporation (of whom three will be independent of Teekay Corporation and us and will be subject to the reasonable consent of Brookfield TOGP) and four of which will be elected by Brookfield TOGP. The agreement also provides that neither the general partner nor we will engage in certain actions without Brookfield TOGP’s consent. After any exercise of such option, Brookfield TOGP will be entitled to elect a majority of the directors of our general partner. For additional information about the general partner’s limited liability company agreement, please see Item 7. Major Unitholders and Related Party Transactions--B. Certain Relationships and Related Party Transactions.

B.	Certain Relationships and Related Party Transactions
Certain Relationships

Teekay Corporation and Brookfield TOGP currently own 51% and 49% ownership interests, respectively, in our general partner, Teekay Offshore GP L.L.C. As of December 31, 2017, Teekay Corporation and Brookfield TOLP held 13.8% and 59.5% of our outstanding common units, respectively.

Bill Utt is the Chairman of our general partner. He also is the Chairman of Teekay Corporation. Kenneth Hvid is a director of our general partner. Mr. Hvid is also the President and Chief Executive Officer of Teekay Corporation, and a director of Teekay Tankers Ltd., a publicly-traded subsidiary of Teekay Corporation.

David Levenson, Jim Reid, Walter Weathers and Bradley Weismiller are directors of our general partner. Mr. Levenson is a Managing Partner at Brookfield. Mr. Reid is a Managing Partner and a Chief Investment Officer in Brookfield’s Private Equity Group. Mr. Weathers is a Senior Vice President for Brookfield Asset Management. Mr. Weismiller is Chief Financial Officer, Europe, for Brookfield Asset Management.

Transactions Relating to the Brookfield Transaction

In September 2017, we completed the Brookfield Transaction, which included the following transactions, among others:

a.Investment and Related Transactions

Brookfield and Teekay Corporation invested $610.0 million and $30.0 million, respectively, in us in exchange for 244.0 million and 12.0 million common units, respectively, at a price of $2.50 per common unit and 62.4 million (or the Brookfield Purchased Warrants) and 3.1 million common unit warrants, respectively, with an exercise price of $0.01 per unit and which warrants are exercisable at any time until September 25, 2024 if our common unit volume-weighted average price is equal to or greater than $4.00 per unit (or the Threshold Price) for 10 consecutive trading days prior to that date.

Brookfield acquired from Teekay Corporation a 49.0% interest in our general partner in exchange for $4.0 million and an option (or the Option) to purchase an additional 2.0% interest in our general partner from Teekay Corporation in exchange for 1.0 million of the Brookfield Purchased Warrants.

Brookfield acquired, from a subsidiary of Teekay Corporation, the $200 million promissory note originally issued by us to such subsidiary on July 1, 2016 (the 2016 Teekay Corporation Promissory Note) and which promissory note was amended and restated in connection with the acquisition by Brookfield to, among other things, extend its maturity date from 2019 to 2022. Brookfield purchased the promissory note from Teekay Corporation for $140.0 million in cash and 11.4 million of the Brookfield Purchased Warrants.

We repurchased and canceled all of our outstanding Series C-1 and Series D preferred units from existing unitholders, for an aggregate of approximately $250.0 million in cash, and at a price per Series C-1 Preferred Unit of $18.20 and per Series D Preferred Unit of $23.75 per unit, plus, in each case, any accrued and unpaid quarterly distributions. As part of such repurchases, we paid to Teekay Corporation an aggregate amount of $24.7 million as a holder of repurchased Series D Preferred Units. Concurrently, the per unit exercise price of our Series D tranche B warrants to purchase common units (which were issued on June 29, 2016 as part of the Series D Preferred Unit financing, and a portion of which warrants are held by Teekay Corporation) was reduced from $6.05 to $4.55.

b.General Partner Agreement

In connection with the Brookfield Transaction, Brookfield and Teekay Corporation entered into an amended and restated limited liability company agreement of our general partner (or the GP LLC Agreement), which governs certain affairs of our general partner and certain rights and obligations among its owners.

Pursuant to the terms of the GP LLC Agreement, the Option will become exercisable upon the earliest of (a) the date on which our general partner’s board of directors (i) reasonably determines that certain consents in connection with a change of control of our general partner have been obtained or (ii) waives such requirement, and (b) the occurrence of certain events of default specified under the GP LLC Agreement. Brookfield’s exercise of the Option is subject to the receipt of consents by us under certain existing agreements.

The GP LLC Agreement provides that, prior to any exercise of the Option, our general partner’s board of directors will consist of nine members, five of which will be elected by Teekay Corporation (of whom three will be independent of Teekay Corporation and us and will be subject to the reasonable consent of Brookfield TOGP) and four of which will be elected by Brookfield TOGP. After any exercise of the Option, (i) (a) so long as Teekay Corporation owns at least 10% of our outstanding common units, Teekay Corporation will have the right to elect two directors to the board of directors, and (b) so long as the License Agreement (as defined below) remains in effect, Teekay Corporation will have the right to elect one director to the board of directors, and (ii) so long as Brookfield TOGP owns at least 10% of our outstanding common units, Brookfield TOGP will have the right to elect two directors to the board of directors. After any exercise of the Option, any additional members of the board of directors will be elected by the owner or owners holding a majority of our general partner.

The GP LLC Agreement further provides that, until the Option is exercised and directors elected by Brookfield TOGP constitute a majority of the board of directors, our general partner and we will not engage in certain actions without Brookfield TOGP’s consent, which actions include, among others and in each case subject to specified exceptions, (i) authorizing, issuing, splitting, combining or reclassifying equity securities of our general partner or us, (ii) incurring indebtedness in excess of $50 million, (iii) amending the organizational documents or specified corporate policies of our general partner or us, (iv) entering into a transaction with any affiliate of ours in excess of $1 million, (v) entering into acquisition or divestment transactions, or making capital expenditures, in each case, in excess of $50 million, (vi) entering into, amending, waiving or terminating contracts in excess of $50 million or certain other contracts, (vii) commencing or settling litigation or dispute resolution proceedings in excess of $5 million, (viii) entering into any merger, business combination or spin-off transaction or taking any other action that requires the approval of the holders of our common units, (ix) increasing or decreasing the size of our general partner’s board of directors, (xi) making material changes to the employment of certain officers, (x) effecting any material change in the nature of our business or operations, (xi) approving a business plan or annual budget of ours involving an increase in expenditures in excess of 5% over the prior fiscal year, (xii) declaring or paying dividends or distributions on equity securities of our general partner or us, excluding ordinary quarterly distributions declared and paid by us of no more than $0.01 per common unit, or (xiii) redeeming, purchasing or otherwise acquiring equity securities of our general partner or us.

So long as Teekay Corporation owns at least 15% of our outstanding common units on a fully diluted basis, (i) Teekay Corporation will have the right to repurchase the general partner interests held by Brookfield TOGP in the event that Brookfield TOGP no longer owns at least 15% of our outstanding common units on a fully-diluted basis, and (ii) Teekay Corporation will have a right of first offer to purchase any general partner interests proposed to be sold by Brookfield TOGP.

In the event (i) that Teekay Corporation owns less than 10% of our outstanding common units and Brookfield TOGP owns at least 15% of our outstanding common units, each on a fully diluted basis, or (ii) of the occurrence of certain events of default, Brookfield TOGP will have the right to purchase the remaining general partner interests held by Teekay Corporation.

For so long as Teekay Corporation owns interests in our general partner, in the event that Brookfield agrees to sell all or substantially all of our common units and the general partner interests it owns, Brookfield TOGP may require Teekay Corporation to participate in the sale on the same terms and conditions as Brookfield TOGP. Brookfield TOGP and Teekay Corporation have also agreed that the preemptive rights granted to our general partner under our partnership agreement will be allocated between Brookfield TOGP and Teekay Corporation, and each of their respective affiliates, based on the relative percentages of our common units and the warrants (on an as-converted basis) owned by them.

c.Trademark License Agreement

We and Teekay Corporation entered into a trademark license agreement (or the License Agreement), pursuant to which Teekay Corporation granted to us a license to use certain intellectual property, including trademarks and service marks owned by Teekay Corporation and its subsidiaries, for no fee in connection with our business, subject to our compliance with Teekay Corporation’s quality control standards, applicable legal requirements and other conditions, including operation of our business consistent with certain key performance indicators applicable to Teekay Corporation public company subsidiaries. The License Agreement also contains covenants regarding the protection of Teekay Corporation’s intellectual property rights, indemnification obligations of us with respect to our use of the licensed marks, termination, and other customary provisions.

d.Services Agreements

On February 1, 2017, the Partnership and its wholly-owned subsidiary, Holdco, entered into a services agreement with the Service Provider, a management services company that is a subsidiary of Holdco. During 2017, the Service Provider provided services using persons employed by various subsidiaries of Teekay Corporation, including the services of Ingvild Sæther, the President and CEO of Service Provider, and David Wong, the CFO of Service Provider. Effective January 1, 2018, the subsidiary of Teekay Corporation which employed Ingvild Sæther, the President and CEO of Service Provider was transferred to the Partnership. In addition, we have entered into various service agreements with certain direct and indirect subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us various services including, in the case of our operating subsidiaries, substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services, and in the case of Teekay Offshore Partners LP, various administrative services. Because Ms. Sæther and Mr. Wong and the other persons providing services to us and our subsidiaries, are employees of various subsidiaries of Teekay Corporation, prior to the transfer of certain subsidiaries of Teekay Corporation to the Partnership, their compensation (other than any awards under the long-term incentive plan) is set and paid by the Teekay Corporation subsidiary that employs them. Pursuant to our agreements with Teekay Corporation and its subsidiaries, we have agreed to reimburse Teekay Corporation for time spent by such persons on providing services to us and our subsidiaries.

In connection with the Brookfield Transaction, Teekay Corporation, we and our general partner entered into a master services agreement (or the Master Services Agreement). The primary purpose of the Master Services Agreement was to provide for the transfer, following the closing of the Brookfield Transaction, from Teekay Corporation to our subsidiaries, of the Teekay Corporation subsidiaries (or the assets of such subsidiaries) that are devoted exclusively or nearly exclusively to providing services to us and our subsidiaries pursuant to the services agreement. The transfer of these certain Teekay Corporation subsidiaries to us was effective on January 1, 2018. The purchase price to be paid to Teekay Corporation under the Master Services Agreement for these transfers was negotiated in good faith by the parties. As a result of the transfer of these subsidiaries, certain services, which were previously provided by the subsidiaries of Teekay Corporation to us, will be provided by us to Teekay Corporation.

In addition, for a one-year period following the closing of the Brookfield Transaction, other Teekay Corporation subsidiaries will continue to provide services to us and our subsidiaries under existing service agreements. During this period, Teekay Corporation and we will evaluate which remaining services we will continue to receive from Teekay Corporation subsidiaries, and which remaining services will be transitioned to us, and Teekay Corporation and we will enter into new or amended service agreements as needed to provide for any such continued services.

Because certain people providing services to us and our subsidiaries previously were employees of various subsidiaries of Teekay Corporation, which effective January 1, 2018 were transferred to us, their compensation (other than any awards under our long-term incentive plan) was set and paid by the Teekay Corporation subsidiary that employed them. Pursuant to our services agreements with Teekay Corporation and its subsidiaries, we agreed to reimburse Teekay Corporation for time spent by such persons on providing services to us and our subsidiaries. Please read Item 18. - Financial Statements: Note 11 - Related Party Transactions and Balances for further information.

e.Registration Rights Agreement

In connection with the Brookfield Transaction, we, Brookfield TOLP and Teekay Corporation entered into a registration rights agreement relating to the registration under the U.S. Securities Act of 1933, as amended, of certain common units and warrants. During the period the registration rights agreement is in effect, Brookfield and Teekay Corporation will suspend our general partner’s existing registration rights under our partnership agreement. The registration rights agreement provides each of Brookfield TOLP and Teekay Corporation with the right to demand that we file, prior to September 25, 2018, a shelf registration statement with respect to our common units issued to them in the Brookfield Transaction and common units issuable upon the exercise of warrants issued to them in the Brookfield Transaction. The registration rights agreement also provides Brookfield TOLP and Teekay Corporation the right to demand what we register such securities in an underwritten offering, on or after September 25, 2018, as well as the right to include such securities in any registration statement filed by us in connection with a public offering of our common units or securities convertible into, or exchangeable for, common units, subject to customary exceptions and limitations. The registration rights agreement provides that registration expenses, including the reasonable fees and expenses of any counsel on behalf of the holders of the securities to be registered, will be borne by us.

Omnibus Agreement

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

Other

Please read Item 18. – Financial Statements: Note 11 – Related Party Transactions and Balances for a description of our various related-party transactions.

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

Please read Item 18. – Financial Statements: Note 14 – Commitments and Contingencies for a description of certain claims made against us.
Cash Distribution Policy
Rationale for Our Cash Distribution Policy
Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement and after deducting expenses, including estimated maintenance capital expenditures and reserves) rather than our retaining it each quarter. In determining the amount of cash available for distribution, the board of directors of our general partner, in making the determination on our behalf, approves the amount of cash reserves to set aside, including reserves for future capital expenditures, anticipated future credit needs, working capital and other matters. We also rely upon external financing sources, including commercial borrowings and proceeds from debt and equity offerings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

Global crude oil prices declined since mid-2014. This decline, combined with other factors beyond our control, adversely affected energy and master limited partnership capital markets and available sources of financing. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015 and in September 2017 in connection with the Brookfield Transaction, we reduced our quarterly distributions on our common units, and our near-to-medium-term business strategy is primarily focused on funding and implementing existing growth projects, extending contracts and redeploying existing assets on long-term charters and repaying or refinancing scheduled debt obligations. Since the Brookfield Transaction, our quarterly distribution per common unit has been $0.01.
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

Incentive Distribution Rights
Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from our operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution to our common unitholders and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, without unitholder approval. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

The general partner is entitled to incentive distributions if the amount we distribute to common unitholders with respect to any quarter exceeds specified target levels shown below. The amounts set forth under “Marginal Percentage Interest” are the percentage interests of the common unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount (per unit)”, until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the common unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 0.76% general partner interest as at December 31, 2017 and assumes the general partner has contributed any capital necessary to maintain its 0.76% general partner interest and has not transferred the incentive distribution rights.

	Marginal Percentage Interest in Distributions
Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.35	99.24%	0.76%
Up to $0.4025	99.24%	0.76%
Above $0.4025 up to $0.4375	86.24%	13.76%
Above $0.4375 up to $0.525	76.24%	23.76%
Above $0.525	51.24%	48.76%

During 2017, cash distributions were below $0.35 per common unit. Consequently, the increasing percentages were not used to calculate the general partner’s interest in net (loss) income for the purposes of the net (loss) income per common unit calculation for the year ended December 31, 2017.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities and liquidation amounts on the Series A, Series B and Series E preferred units will be distributed to the common unitholders and the general partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

Significant Changes

Please read Item 18. – Financial Statements: Note 20 for significant changes that have occurred since December 31, 2017.

Item 9.	The Offer and Listing
Our common units are traded on the NYSE under the symbol “TOO”. The following table sets forth the high and low sales prices for our common units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
High	$6.30	$7.25	$26.73	$37.46	$36.09
Low	$1.65	$2.30	$3.68	$20.61	$26.17

Quarter Ended	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
High	$2.78	$3.18	$5.73	$6.30	$6.69	$6.69	$7.25	$6.68
Low	$2.14	$2.20	$1.65	$4.70	$4.74	$4.95	$4.06	$2.30

Month Ended	Feb. 28, 2018	Jan. 31, 2018	Dec. 31, 2017	Nov. 30, 2017	Oct. 31, 2017	Sep. 30, 2017
High	$2.79	$2.94	$2.45	$2.78	$2.74	$2.74
Low	$2.16	$2.38	$2.17	$2.14	$2.34	$2.20

Our Series A Preferred Units are traded on the NYSE under the symbol “TOO-PRA”. The following table sets forth the high and low sales prices for our Series A Preferred Units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
High	$24.49	$21.48	$24.00	$26.83
Low	$12.69	$8.02	$11.70	$21.85

Quarter Ended	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
High	$24.49	$23.81	$21.75	$21.94	$21.43	$21.48	$20.70	$16.84
Low	$21.99	$14.95	$12.69	$18.52	$17.00	$19.36	$14.88	$8.02

Month Ended	Feb. 28, 2018	Jan. 31, 2018	Dec. 31, 2017	Nov. 30, 2017	Oct. 31, 2017	Sep. 30, 2017
High	$22.50	$23.90	$23.75	$23.99	$24.49	$23.81
Low	$20.63	$22.34	$22.50	$21.99	$22.36	$20.53

Our Series B Preferred Units are traded on the NYSE under the symbol “TOO-PRB”. The following table sets forth the high and low sales prices for our Series B Preferred Units on the NYSE for each of the periods indicated:

Year Ended	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015(1)
High	$26.00	$23.09	$25.05
Low	$14.75	$9.08	$12.31

Quarter Ended	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
High	$26.00	$24.48	$23.64	$23.20	$22.74	$23.09	$22.24	$18.20
Low	$23.50	$16.68	$14.75	$20.05	$18.97	$20.75	$16.12	$9.08

Month Ended	Feb. 28, 2018	Jan. 31, 2018	Dec. 31, 2017	Nov. 30, 2017	Oct. 31, 2017	Sep. 30, 2017
High	$24.79	$25.33	$25.09	$26.00	$25.90	$24.48
Low	$22.84	$24.15	$24.07	$23.50	$23.65	$22.36

(1)	Period from April 14, 2015 through December 31, 2015.

Our Series E Preferred Units are traded on the NYSE under the symbol “TOO-PRE”. The following table sets forth the high and low sales prices for our Series B Preferred Units on the NYSE for each of the periods indicated:

Month Ended	Feb. 28, 2018	Jan. 31, 2018(1)
High	$25.16	$25.45
Low	$23.50	$24.50

(1)	Period from January 18, 2018 through January 31, 2018.

Our 6.00% Notes due 2019 are traded on the NYSE under the trading number “EK289435”. The following table sets forth the high and low sales prices for our 6.00% Notes due 2019 on the NYSE for each of the periods indicated:

Year Ended	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014(1)
High	$101.25	$92.10	$94.50	$103.47
Low	$72.40	$39.60	$50.50	$88.75

Quarter Ended	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
High	$101.25	$100.45	$97.00	$96.10	$92.10	$87.11	$85.87	$69.85
Low	$97.65	$80.48	$72.40	$83.25	$79.75	$79.25	$62.50	$39.60

Month Ended	Feb. 28, 2018	Jan. 31, 2018	Dec. 31, 2018	Nov. 30, 2017	Oct. 31, 2017	Sep. 30, 2017
High	$102.50	$101.88	$101.25	$101.20	$100.98	$100.45
Low	$98.52	$98.63	$98.05	$98.30	$97.65	$95.30

(1)	Period from May 23, 2014 through December 31, 2014.

Item 10.	Additional Information
Memorandum and Articles of Association
The information required to be disclosed under Item 10B is incorporated by reference to our Registration Statement on Form 8-A/A filed with the SEC on March 20, 2018.
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

e)	Agreement, dated September 8, 2017, for U.S. $600,000,000 Revolving Credit Facility, between Teekay Shuttle Tankers L.L.C. and Den Norske Bank Capital L.L.C. and various other banks.

f)	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A thereto.

g)	Warrant Agreement, dated June 29, 2016 by and among Teekay Offshore Partners L.P. and Computershare Inc. and Computershare Trust Company N.A.

h)	Common Unit Purchase Agreement, dated June 16, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers named on Schedule A thereto.

i)	Series D Preferred Unit Purchase Agreement, dated June 22, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers named on Schedule A thereto.

j)	Investment Agreement, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P.

k)	Investment Agreement, dated as of July 26, 2017, between Teekay Offshore Partners L.P. and Teekay Holdings Limited.

l)	Purchase Agreement, dated as of July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P.

m)	Amended and Restated Subordinate Promissory Note, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P.

n)	Warrant Agreement, dated as of September 25, 2017, by and between Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P.

o)	Warrant Agreement, dated as of September 25, 2017, by and between Teekay Offshore Partners L.P. and Teekay Shipping Limited .

p)	Registration Rights Agreement, dated September 25, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P.
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

This discussion is limited to unitholders who hold their units as capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular unitholder in light of the unitholder’s circumstances, or to certain categories of unitholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies,

•	traders in securities that have elected the mark-to-market method of accounting for their securities,

•	persons whose functional currency is not the U.S. dollar,

•	persons holding our units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,

•	certain U.S. expatriates,

•	financial institutions,

•	insurance companies,

•	persons subject to the alternative minimum tax,

•	persons that actually or under applicable constructive ownership rules own 10% or more of our units (by vote or value); and

•	entities that are tax-exempt for U.S. federal income tax purposes.

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
Distributions
We have elected to be taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s units, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s units will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our units and thereafter as capital gain, which will be either long term or short term capital gain depending upon whether the U.S. Holder has held the units for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our units will be treated as foreign source income.

Subject to holding period requirements and certain other limitations, dividends received with respect to our publicly-traded units by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below). Any dividends received with respect to our units not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

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

Additionally, for each year during which a U.S. Holder owns units, we are a PFIC, and the total value of all PFIC units that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our units. In addition, if a Non-Electing Holder who is an individual dies while owning our units, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such units.
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
U.S. Return Disclosure Requirements for U.S. Individual Holders
U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our units under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Individual Holders are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement.
United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.
Distributions
In general, a non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our units unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.
Sale, Exchange or Other Disposition of Units
In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our units unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our units is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.
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
Non-United States Tax Consequences

Marshall Islands Tax Consequences. Because we and our subsidiaries do not, and we do not expect that we or they will, conduct business, operations, or transactions in the Republic of the Marshall Islands, and because all documentation related to our initial public offering and follow-on offerings was executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of the Marshall Islands on distributions, including upon a return of capital, made to unitholders, so long as such persons are not citizens of and do not reside in, maintain offices in, nor engage in business, operations, or transactions in the Republic of the Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of our common units.

Canadian Federal Income Tax Considerations. The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act) that we believe are relevant to holders of units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada-U.S. Treaty and who deal at arm’s length with us and Teekay Corporation, Brookfield, Brookfield TOLP and Brookfield TOGP (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.

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

The tables below provide information about financial instruments as at December 31, 2017, that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	2018	2019	2020	2021	2022	There- after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.)(2)	561.8	376.5	325.0	275.3	444.6	278.6	2,261.8	2,236.8	4.1%
Variable Rate (NOK)(3)	—	121.9	—	—	—	—	121.9	120.5	5.1%
Fixed Rate Debt ($U.S.)	29.8	327.3	25.8	29.5	269.3	107.8	789.5	790.3	5.8%
Fixed Rate Debt - Due to affiliates ($U.S.)(4)	—	—	—	—	200.0	—	200.0	210.1	10.0%
Interest Rate Swaps:
Contract Amount (5)(6)	218.4	95.4	449.3	326.7	126.7	486.0	1,702.5	168.2	3.5%
Average Fixed Pay Rate(2)	1.7%	2.8%	2.9%	4.2%	2.2%	4.9%	3.5%
 __________________________

(1)
Rate relating to long-term debt refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt. Rate relating to interest rate swaps refers to the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of December 31, 2017 ranged between 0.90% and 3.75% based on LIBOR and 4.25% based on NIBOR.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)
Interest payments on NOK-denominated debt and interest rate swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars. Please see the table in the Foreign Currency Fluctuation Risk section below and read Item 1 – Financial Statements: Note 12 – Derivative Instruments.

(4)	Includes amounts related to the Brookfield Promissory Note.

(5)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(6)
Includes five interest rate swaps, which as at December 31, 2017, had a total current notional amount of $755.4 million and a total fair value liability of $155.7 million. These interest rate swaps include early termination provisions, which if exercised, would terminate these interest rate swaps in 2019 or 2021.

Foreign Currency Fluctuation Risk
Our functional currency is the U.S. Dollar because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses, general and administrative expenses and a portion of our capital conversion and upgrade projects in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollar, Brazilian Real, British Pound, Euro and Singapore Dollar. For the years ended December 31, 2017, 2016 and 2015 approximately 32.1%, 38.3% and 37.8%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge these currency fluctuation risks in the future. At December 31, 2017, we were committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Average Forward Rate(1)	Expected Maturity		Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge
			2018	2019
			(in thousands of U.S. Dollars)
Norwegian Kroner	365,000	8.07	38,390	6,849	(455)
Euro	11,000	0.83	13,271	—	98
			51,661	6,849	(357)

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our NOK-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 18 – Financial Statements: Note 12 – Derivative Instruments.

As at December 31, 2017, we were committed to the following cross currency swap:

Principal Amount NOK (thousands)	Principal Amount USD (thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability)	Remaining Term (years)
		Reference Rate	Margin
1,000,000	162,200	NIBOR	4.25%	7.45%	(44,006)	1.1

Commodity Price Risk
We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at December 31, 2017, we were not committed to any bunker fuel swap contracts.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of the Service Provider. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer of the Service Provider concluded that our disclosure controls and procedures are effective as of December 31, 2017.

The Chief Executive Officer and Chief Financial Officer of the Service Provider do not expect that our disclosure controls or internal controls will prevent all errors and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining for us adequate internal control over financial reporting.

Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and the directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a - 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2017.

Item 16A.	Audit Committee Financial Expert
The board of directors of our general partner has determined that director John J. Peacock qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics
We have adopted a Standards of Business Conduct that applies to all our employees and the directors of our general partner. This document is available under “Investors – Teekay Offshore Partners L.P. – Governance” from the home page of our web site (www.teekay.com). We intend to disclose, under “Investors – Teekay Offshore Partners L.P. – Governance” in the Investors section of our web site, any waivers to or amendments of the Code of Ethics for the benefit of any directors and executive officers of our general partner.

Item 16C.	Principal Accountant Fees and Services
Our principal accountant for 2017 and 2016 was KPMG LLP, Chartered Professional Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP for 2017 and 2016.

	2017	2016
	(in thousands of U.S. Dollars)
Audit Fees (1)	$1,927	$1,136
Audit-Related Fees(2)	8	—
Tax Fees (3)	24	23
Total	$1,959	$1,159

(1)
Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings, including professional services in connection with the review of our regulatory filings for our follow-on offering of common units and offerings of preferred units.

(2)	Audit-related fees relate to other accounting consultations.

(3)	For 2017 and 2016, tax fees relate primarily to corporate tax compliance fees.

The Audit Committee of our general partner’s board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2017.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Mr. John Reid, who serves on the Audit Committee of our Board of Directors as an observer, is a Managing Partner and the Chief Investment Officer in Brookfield’s Private Equity Group. Affiliates of Brookfield are the largest common unitholder of us and the owner of a 49% interest in our general partner. As an observer, Mr. Reid does not have voting rights on the Audit Committee. He is neither the chair of the Audit Committee nor an executive officer of us. Accordingly, we rely on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the U.S. Securities Exchange Act for Mr. Reid’s service on the Audit Committee. We do not believe that Mr. Reid’s affiliation with Brookfield materially adversely affects the ability of the Audit Committee to act independently or to satisfy the other requirements relating to audit committees contained in Rule 10A-3 under the Exchange Act.

Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable

Item 16G.	Corporate Governance
As a foreign private issuer under SEC rules, we are not required to comply with certain corporate governance practices followed by U.S. publicly traded partnerships under the New York Stock Exchange (or NYSE) listing standards. The following is the significant way in which our corporate governance practices differ from those followed by U.S. limited partnerships listed on the NYSE, and which difference is permitted by NYSE rules for foreign private issuers:

•
The NYSE requires that U.S. issuers have an audit committee comprised entirely of independent directors. Our audit committee currently consists of three independent directors and one director (who does not meet the heightened independence standards for audit committee membership), who only has observer status and is a non-voting member of the committee.

Similar to other publicly traded partnerships and as a foreign private issuer, we are not required to obtain unitholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common units or voting power in a transaction.

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

Item 19.	Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P., dated August 30, 2016. (1)
1.2	Sixth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)
1.3	Certificate of Formation of Teekay Offshore GP L.L.C., dated August 25, 2006.(1)
1.4	Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (3)
1.5	Certificate of Limited Partnership of Teekay Offshore Operating L.P., dated September 22, 2006. (1)
1.6	Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating L.P. (1)
1.7	Certificate of Formation of Teekay Offshore Operating GP L.L.C., dated September 22, 2006 (1)
2.1
Agreement, dated August 18, 2016, between Teekay Offshore Partners L.P. and Citigroup Global Markets Inc. to offer and sell common units having an aggregate offering price of up to $100,000,000 under the Continuous Offering Program. (4)

2.2	Agreement, dated September 8, 2017, for U.S. $600,000,000 Revolving Credit Facility, between Teekay Shuttle Tankers L.L.C. and Den Norske Bank Capital L.L.C. and various other banks(3)
2.3	Agreement, dated July 31, 2015, among OOGTK Libra GmbH & Co KG, ABN AMRO Bank N.V. and various other banks for a U.S. $803,711,786.92 term loan due 2027. (5)
2.4
Agreement, dated February 24, 2014 among Knarr L.L.C., Citibank, N.A. and others, for a U.S. $815,000,000 Secure Term Loan Facility Agreement, of which $614,944,162 is due through 2026, $120,000,000 is due through 2024 and $80,055,838 is due through 2020. (6)

4.1	Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan. (1)
4.2	Form of Amended and Restated Omnibus Agreement. (1)
4.3	Form of Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Shipping Limited.(7)
4.4	Form of Advisory, Technical and Administrative Services Agreement between Teekay Offshore Operating Partners L.P. and Teekay Shipping Limited. (7)
4.5	Form of Administrative Services Agreement between Teekay Offshore Partners L.P. and Teekay Shipping Limited. (7)
4.6	Business Development Services Agreement, dated August 27, 2012, between Teekay Offshore Holdings L.L.C. and Teekay Shipping Limited. (8)
4.7	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A thereto. (9)
4.8	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A thereto. (9)
4.9	Warrant Agreement, dated June 29, 2016 by and among Teekay Offshore Partners L.P. and Computershare Inc. and Computershare Trust Company N.A.(9)
4.10	Common Unit Purchase Agreement, dated June 16, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers named on Schedule A thereto (9)
4.11	Series D Preferred Unit Purchase Agreement, dated June 22, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers named on Schedule A thereto (9)
4.12	Investment Agreement, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P. (10)
4.13	Investment Agreement, dated as of July 26, 2017, between Teekay Offshore Partners L.P. and Teekay Holdings Limited (10)
4.14	Purchase Agreement, dated as of July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P. (10)
4.15	Amended and Restated Subordinate Promissory Note, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (10)
4.16	Warrant Agreement, dated as of September 25,2017, by and between Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P. (3)
4.17	Warrant Agreement, dated as of September 25,2017, by and between Teekay Offshore Partners L.P. and Teekay Shipping Limited (3)
4.18	Registration Rights Agreement, dated September 25, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (3)
4.19	Master Services Agreement, dated September 25, 2017, by and between Teekay Corporation, Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P(3)
4.20	Trademark License Agreement, dated September 25, 2017, by and between Teekay Corporation and Teekay Offshore Partners L.P. (3)
8.1	List of Subsidiaries of Teekay Offshore Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Ingvild Saether, President and Chief Executive Officer of Teekay Offshore Group Ltd.

12.2	Rule 13a-14(a)/15d-14(a) Certification of David Wong, Chief Financial Officer of Teekay Offshore Group Ltd.
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

(1)
Previously filed as exhibits 3.1, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 10.2 and 10.3 to our Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 4, 2006, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as exhibit 4.1 to our Report on Form 6-K filed on January 23, 2018 (File No. 1-33198), and hereby incorporated by reference to such Report.

(3)
Previously filed as exhibits 4.1, 4.2, 4.3, 4.4, 10.5, 10.6 and 10.7 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on November 24, 2017, and hereby incorporated by reference to such Report.

(4)	Previously filed as exhibit 1.1 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on August 18, 2016, and hereby incorporated by reference to such Report.

(5)	Previously filed as exhibit 2.4 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on August 17, 2015, and hereby incorporated by reference to such Report.

(6)	Previously filed as exhibit 2.1 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on November 19, 2015, and hereby incorporated by reference to such Report.

(7)
Previously filed as exhibits 10.4, 10.5 and 10.9 to our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 8, 2006, and hereby incorporated by reference to such Registration Statement.

(8)	Previously filed as exhibit 4.12 to our Annual Report on Form 20-F (File No. 33198), filed with the SEC on April 11, 2013, and hereby incorporated by reference to such Report.

(9)	Previously filed as exhibits 4.1, 4.2, 4.3, 10.1 and 10.2 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on June 30, 2016, and hereby incorporated by reference to such Report.

(10)	Previously filed as exhibits 10.1, 10.2, 10.3 and 10.4 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on August 1, 2017, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY OFFSHORE PARTNERS L.P.
By: Teekay Offshore GP L.L.C., its General Partner
Date: March 21, 2018	By:	/s/ Edith Robinson
Edith Robinson Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders

Teekay Offshore Partners L.P

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Teekay Offshore Partners L.P. and subsidiaries (the Partnership) as of December 31, 2017 and 2016, the related consolidated statements of (loss) income, comprehensive (loss) income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 21, 2018 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Partnership's auditor since 2011.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 21, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders
Teekay Offshore Partners L.P.
Opinion on Internal Control Over Financial Reporting

We have audited Teekay Offshore Partners L.P. and subsidiaries' (the Partnership) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2017 and 2016, the related consolidated statements of (loss) income, comprehensive (loss) income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated March 21, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 21, 2018

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. Dollars, except unit and per unit data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	$	$	$
Revenues (note 11)	1,110,284	1,152,390	1,229,413
Voyage expenses	(99,444)	(80,750)	(98,006)
Vessel operating expenses (note 11)	(353,564)	(364,441)	(378,480)
Time-charter hire expenses	(80,315)	(75,485)	(51,750)
Depreciation and amortization (note 1)	(309,975)	(300,011)	(274,599)
General and administrative (notes 11 and 17)	(62,249)	(56,122)	(72,613)
(Write down) and gain (loss) on sale of vessels (note 18)	(318,078)	(40,079)	(69,998)
Restructuring charge (note 10)	(2,664)	(4,649)	(568)
(Loss) income from vessel operations	(116,005)	230,853	283,399

Interest expense (notes 8, 11 and 12)	(154,890)	(140,611)	(122,838)
Interest income	2,707	1,257	633
Realized and unrealized loss on derivative instruments (note 12)	(42,853)	(20,313)	(73,704)
Equity income	14,442	17,933	7,672
Foreign currency exchange loss (note 12)	(14,006)	(14,805)	(17,467)
Other income (expense) - net (notes 4 and 14b)	11,065	(21,031)	1,091
(Loss) income before income tax recovery (expense)	(299,540)	53,283	78,786
Income tax recovery (expense) (note 13)	98	(8,808)	21,357
Net (loss) income	(299,442)	44,475	100,143

Non-controlling interests in net (loss) income	3,764	11,858	13,911
Dropdown Predecessor's interest in net (loss) income (note 3)	—	—	10,101
Preferred unitholders' interest in net (loss) income (note 16)	42,065	45,836	28,609
General Partner’s interest in net (loss) income	(5,770)	(267)	16,317
Limited partners' interest in net (loss) income	(339,501)	(12,952)	31,205
Limited partners' interest in net (loss) income for basic net (loss) income per common unit (note 16)	(320,749)	(31,326)	31,205
Limited partner's interest in net (loss) income per common unit
- basic (note 16)	(1.45)	(0.25)	0.32
- diluted (note 16)	(1.46)	(0.25)	0.32
Weighted-average number of common units outstanding:
- basic	220,755,937	124,747,207	98,507,732
- diluted	229,940,120	124,747,207	98,602,412
Cash distributions declared per unit	0.1400	0.4400	2.1752

Related party transactions (note 11)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	$	$	$
Net (loss) income	(299,442)	44,475	100,143
Other comprehensive income (loss):
Other comprehensive (loss) income before reclassifications
Unrealized (loss) gain on qualifying cash flow hedging instruments (note 12)	(905)	(1,564)	696
Amounts reclassified from accumulated other comprehensive income
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 12)	1,186	64	—
Other comprehensive income (loss)	281	(1,500)	696
Comprehensive (loss) income	(299,161)	42,975	100,839
Non-controlling interests in comprehensive (loss) income	3,764	11,858	13,911
Dropdown Predecessor's interest in comprehensive (loss) income (note 3)	—	—	10,101
Preferred unitholders' interest in comprehensive (loss) income	42,065	45,836	28,609
General and limited partners' interest in comprehensive (loss) income	(344,990)	(14,719)	48,218

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at	As at
	December 31,	December 31,
	2017	2016
	$	$
ASSETS
Current
Cash and cash equivalents	221,934	227,378
Restricted cash (notes 12 and 14c)	28,360	92,265
Accounts receivable, including non-trade of $32,387 (December 31, 2016 - $13,032)	162,691	114,576
Vessels held for sale (notes 4a and 18)	—	6,900
Net investments in direct financing leases - current (notes 4b and 9)	5,199	4,417
Prepaid expenses	30,336	25,187
Due from affiliates (note 11j)	37,376	77,811
Other current assets (note 12)	24,050	21,282
Total current assets	509,946	569,816
Restricted cash - long-term (note 12)	—	22,644
Vessels and equipment
At cost, less accumulated depreciation of $1,562,172 (December 31, 2016 - $1,494,038)	4,398,836	4,084,803
Advances on newbuilding contracts and conversion costs (notes 14c, 14d, 14e and 14i)	288,658	632,130
Net investments in direct financing leases (notes 4b and 9)	12,008	13,169
Investments in equity accounted joint ventures (note 19)	169,875	141,819
Deferred tax asset (note 13)	28,110	24,659
Other assets (note 1 and 12)	101,217	100,435
Goodwill (note 6a)	129,145	129,145
Total assets	5,637,795	5,718,620
LIABILITIES AND EQUITY
Current
Accounts payable	43,317	8,946
Accrued liabilities (notes 7, 10, 12, 14, and 17)	187,687	150,281
Deferred revenues	69,668	57,373
Due to affiliates (note 11j)	108,483	96,555
Current portion of derivative instruments (note 12)	42,515	55,002
Current portion of long-term debt (note 8)	589,767	586,892
Current portion of in-process revenue contracts (note 6b)	9,056	12,744
Total current liabilities	1,050,493	967,793
Long-term debt (note 8)	2,533,961	2,596,002
Derivatives instruments (note 12)	167,469	282,138
Due to affiliates (notes 11f, 11g, 11i, and 11j)	163,037	200,000
In-process revenue contracts (note 6b)	41,225	50,281
Other long-term liabilities	208,111	211,611
Total liabilities	4,164,296	4,307,825
Commitments and contingencies (notes 8, 9, 12 and 14)
Redeemable non-controlling interest	(29)	962
Convertible Preferred Units (nil and 12.5 million units issued and outstanding at December 31, 2017 and December 31, 2016, respectively) (note 16)	—	271,237
Equity
Limited partners - common units (410.0 million and 147.5 million units issued and outstanding at December 31, 2017 and December 31, 2016, respectively) (note 16)	1,004,077	784,056
Limited partners - preferred units (11.0 million units issued and outstanding at December 31, 2017 and December 31, 2016) (note 16)	266,925	266,925
General Partner	15,996	20,658
Warrants (note 16)	132,225	13,797
Accumulated other comprehensive loss	(523)	(804)
Non-controlling interests	54,828	53,964
Total equity	1,473,528	1,138,596
Total liabilities and equity	5,637,795	5,718,620
Subsequent events (note 20)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(299,442)	44,475	100,143
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 12)	(126,450)	(86,467)	51,072
Equity income, net of dividends received of $11,600 (2016 - $7,206, 2015 - $7,843)	(2,842)	(10,727)	171
Depreciation and amortization	309,975	300,011	274,599
Write down and (gain) on sale of vessels (note 18)	318,078	40,079	69,998
Deferred income tax (recovery) expense (note 13)	(1,870)	4,854	(23,007)
Amortization of in-process revenue contracts (note 6b)	(12,745)	(12,779)	(12,745)
Unrealized foreign currency exchange loss and other	37,511	26,582	(101,618)
Change in non-cash working capital items related to operating activities (note 15a)	29,806	74,218	25,903
Expenditures for dry docking (note 1)	(17,269)	(26,342)	(13,060)
Net operating cash flow	234,752	353,904	371,456
FINANCING ACTIVITIES
Proceeds from long-term debt (note 8)	1,205,477	456,697	785,577
Scheduled repayments of long-term debt (note 8)	(649,198)	(434,339)	(341,837)
Prepayments of long-term debt (note 8)	(639,067)	(197,776)	(123,606)
Debt issuance costs	(17,268)	(12,095)	(22,587)
Equity contribution from joint venture partners	6,000	750	5,500
Proceeds from issuance of common units and warrants (notes 3 and 16)	640,595	135,246	9,674
Proceeds from issuance of preferred units and warrants (note 16)	—	100,000	375,000
Repurchase of convertible preferred units (note 16)	(250,022)	—	—
Expenses relating to equity offerings	(12,155)	(6,395)	(4,459)
Decrease (increase) in restricted cash (notes 4 and 12)	86,549	(54,389)	(13,760)
Cash distributions paid by the Partnership	(60,593)	(78,634)	(257,900)
Cash distributions paid by subsidiaries to non-controlling interests	(9,891)	(14,210)	(23,575)
Settlement of contingent consideration liability (note 4)	—	—	(3,303)
Purchase of Teekay Knarr AS and Knarr L.L.C. from Teekay Corporation (net of cash acquired in 2015 - $14.2 million) (notes 3 and 15e)	—	—	(112,710)
Other	(483)	(90)	889
Net financing cash flow	299,944	(105,235)	272,903
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(533,260)	(294,581)	(664,667)
Proceeds from sale of vessels and equipment (note 18)	13,100	69,805	8,918
Investments in equity accounted joint ventures	(25,824)	(54,873)	(22,855)
Repayments from joint ventures	—	—	5,225
Direct financing lease payments received (investments)	5,844	(115)	4,987
Proceeds from sale of SPT Explorer L.L.C. and Navigator Spirit L.L.C. (note 18)	—	—	30,368
Net investing cash flow	(540,140)	(279,764)	(638,024)
(Decrease) increase in cash and cash equivalents	(5,444)	(31,095)	6,335
Cash and cash equivalents, beginning of the year	227,378	258,473	252,138
Cash and cash equivalents, end of the year	221,934	227,378	258,473
Supplemental cash flow disclosure (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

 TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (notes 1 and 3)
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Dropdown Predecessor Equity $	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive Income (Loss) $	Non- controlling Interests $	Total Equity $	Convertible Preferred Units #	Convertible Preferred Units $	Redeemable Non- controlling Interest $
Balance as at December 31, 2014	—	92,386	589,165	6,000	144,800	—	21,038	—	47,850	802,853	—	—	12,842
Net income	10,101	—	31,205	—	18,260	—	16,317	—	10,980	86,863	—	10,349	2,931
Other comprehensive income (note 12)	—	—	—	—	—	—	—	696	—	696	—	—	—
Cash distributions	—	—	(209,177)	—	(16,925)	—	(24,197)	—	—	(250,299)	—	(7,601)	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(10,975)	(10,975)	—	—	(12,600)
Contributions of capital from joint venture partner	—	—	—	—	—	—	—	—	5,500	5,500	—	—	—
Proceeds from equity offering, net of offering costs (note 16)	—	211	3,485	5,000	120,790	—	71	—	—	124,346	10,438	249,750	—
Net proceeds from equity offering to Teekay Corporation for purchase of Knarr LLC and Teekay Knarr AS (note 3)	—	14,402	300,000	—	—	—	6,122	—	—	306,122	—	—	—
Purchase of Knarr LLC and Teekay Knarr AS from Teekay Corporation (note 3)	(426,117)	—	(101,254)	—	—	—	(2,066)	—	—	(529,437)	—	—	—
Net change in Teekay Corporation's equity in Dropdown Predecessor (note 3)	416,016	—	—	—	—	—	—	—	—	416,016	—	—	—
Contribution of capital from sale of SPT Explorer L.L.C. and Navigator Spirit L.L.C. (notes 3 and 18)	—	—	14,011	—	—	—	286	—	—	14,297	—	—	—
Equity based compensation and other (note 17)	—	28	1,829	—	—	—	37	—	—	1,866	—	—	—
Balance as at December 31, 2015	—	107,027	629,264	11,000	266,925	—	17,608	696	53,355	967,848	10,438	252,498	3,173
Net income	—	—	(12,952)	—	21,500	—	(267)	—	9,469	17,750	—	24,336	2,389
Other comprehensive loss (note 12)	—	—	—	—	—	—	—	(1,500)	—	(1,500)	—	—	—
Cash distributions	—	—	(45,904)	—	(21,500)	—	(480)	—	—	(67,884)	—	(10,750)	—
Payment-in-kind distributions (note 16)	—	4,558	15,869	—	—	—	(630)	—	—	15,239	—	(12,739)	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(9,610)	(9,610)	—	—	(4,600)
Contributions of capital from joint venture partner	—	—	—	—	—	—	—	—	750	750	—	—	—
Contribution of capital from Teekay Corporation (note 11h)	—	—	3,592	—	—	—	73	—	—	3,665	—	—	—
Proceeds from equity offerings, net of offering costs (note 16)	—	27,504	127,957	—	—	13,797	3,058	—	—	144,812	4,000	83,453	—
Conversion of Convertible Preferred Units (note 16)	—	8,324	46,282	—	—	—	889	—	—	47,171	(1,921)	(46,429)	—
Exchange of Convertible Preferred Units (note 16)	—	—	20,231	—	—	—	413	—	—	20,644	—	(20,644)	—
Equity based compensation and other (note 17)	—	101	(283)	—	—	—	(6)	—	—	(289)	—	1,512	—
Balance as at December 31, 2016	—	147,514	784,056	11,000	266,925	13,797	20,658	(804)	53,964	1,138,596	12,517	271,237	962
Net loss	—	—	(339,501)	—	21,500	—	(5,770)	—	3,711	(320,060)	—	20,565	53
Other comprehensive income (note 12)	—	—	—	—	—	—	—	281	—	281	—	—	—
Cash distributions	—	—	(28,857)	—	(21,500)	—	(31)	—	—	(50,388)	—	(10,205)	—
Payment-in-kind distributions (note 16)	—	6,391	19,687	—	—	—	(699)	—	—	18,988	—	(14,022)	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(8,847)	(8,847)	—	—	(1,044)
Contributions of capital from joint venture partner	—	—	—	—	—	—	—	—	6,000	6,000	—	—	—
Contribution of capital from Teekay Corporation (notes 11h and 16)	—	—	44,442	—	—	—	873	—	—	45,315	—	—	—
Proceeds from equity offerings, net of offering costs (note 16)	—	256,000	504,851	—	—	119,948	588	—	—	625,387	—	—	—
Repurchase of Convertible Preferred Units (note 16)	—	—	19,588	—	—	—	383	—	—	19,971	(12,517)	(269,993)	—
Equity based compensation and other (note 17)	—	140	(189)	—	—	(1,520)	(6)	—	—	(1,715)	—	2,418	—
Balance as at December 31, 2017	—	410,045	1,004,077	11,000	266,925	132,225	15,996	(523)	54,828	1,473,528	—	—	(29)
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

In September 2017, the Partnership entered into a strategic partnership (the Brookfield Transaction) with Brookfield Business Partners L.P., together with its institutional partners (or Brookfield). As part of this transaction, Brookfield and Teekay Corporation invested $610.0 million and $30.0 million, respectively, in exchange for 244.0 million and 12.0 million common units, respectively, of the Partnership and 62.4 million and 3.1 million warrants, respectively, exercisable for common units of the Partnership (see note 16). As part of the Brookfield Transaction, Brookfield acquired from a subsidiary of Teekay Corporation a $200.0 million promissory note of the Partnership (the 2016 Teekay Corporation Promissory Note) in exchange for $140 million in cash and 11.4 million warrants to purchase common units of the Partnership, and the Partnership, Teekay Corporation and Brookfield amended the promissory note to, among other things, extend the maturity date to January 1, 2022 (as amended, the Brookfield Promissory Note) (see note 11g).
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

Investment in equity accounted joint ventures

The Partnership’s investment in equity accounted joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, the initial cost of the investment is adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. The Partnership evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s consolidated statements of (loss) income.

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

The Partnership considers its shuttle tankers to be comprised of two components: i) a conventional tanker (or the tanker component) and ii) specialized shuttle equipment (or the shuttle component). The Partnership differentiates these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. The Partnership has assessed the useful life of the tanker component as being 25 years and the shuttle component as being 20 years. The Partnership monitors the useful life of the tanker component for vessels within the shuttle tanker segment.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. FPSO units are depreciated using an estimated useful life of 20 to 25 years commencing the date the unit is installed at the oil field and is in a condition that is ready to operate. Some of the Partnership’s FPSO units have oil field specific equipment, which is depreciated over the expected life of the oil field. Floating storage and off take (or FSO) units are depreciated over the estimated contract term. The UMS is depreciated over an estimated useful life of 35 years commencing the date it arrived at the oil field and was in a condition that is ready to operate. Towage vessels are depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard. Depreciation of vessels and equipment from continuing operations (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2017, 2016 and 2015, totaled $286.1 million, $281.2 million, and $247.8 million, respectively. Depreciation and amortization includes depreciation on all owned vessels.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2017, 2016 and 2015 totaled $29.6 million, $27.1 million and $10.3 million, respectively.

Generally, the Partnership dry docks each shuttle tanker and towage vessel every two and a half to five years. UMS, FSO and FPSO units are generally not dry docked. The Partnership capitalizes a portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. Included in capitalized dry docking are costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Partnership expenses costs related to routine repairs and maintenance performed during dry docking that do not improve operating efficiency or extend the useful lives of the assets.

Dry-docking activity for the three years ended December 31, 2017, 2016 and 2015 is summarized as follows:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	$	$	$
Balance at beginning of the year	49,238	42,822	54,259
Cost incurred for dry docking	17,183	25,043	14,609
Dry-docking amortization	(22,870)	(18,627)	(23,863)
Write down / sale of vessels with capitalized dry-dock expenditure	(722)	—	(2,183)
Balance at end of the year	42,829	49,238	42,822
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

Direct financing leases

The long-term time charter of one of the Partnership's vessels and equipment that reduces volatile organic compound emissions (or VOC equipment) are accounted for as direct financing leases, with lease payments received by the Partnership being allocated between the net investment in the lease and revenue using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Asset retirement obligation

The Partnership has an asset retirement obligation (or ARO) relating to the sub-sea mooring and riser system associated with the Randgrid FSO unit. This obligation involves the costs associated with the restoration of the environment surrounding the facility and removal of all equipment, which are subsequently to be reimbursed by the charterer. This obligation is expected to be settled at the end of the contract under which the FSO operates, which is currently estimated to be May 2024.

The Partnership records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Partnership’s credit-adjusted risk-free interest rate. When the liability is recorded, and as the ARO will be covered by contractual payments to be received from the charterer, the Partnership records a separate receivable concurrently with the ARO being created. Each period, the liability is increased for the change in its present value. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related liability and asset. As at December 31, 2017, the ARO and associated receivable, which are recorded in other long-term liabilities and other non-current assets, respectively, were both $23.1 million (2016 - $21.7 million).

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

Fees paid to amend a non-revolving credit facility shall be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. Any unamortized debt issuance costs would be written off. If the amendment is considered not to be a substantial amendment, then the fees would be associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, would be amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the effective interest method. Other related costs incurred with third parties directly related to the modification, other than the loan amendment fee, are expensed as incurred.

Fees paid to amend revolving credit facilities are deferred and amortized over the term of the modified credit facility. If the borrowing capacity is increased as a result of the amendment, unamortized loan costs of the original facility would be deferred and amortized over the term of the modified credit facility. If the borrowing capacity is decreased as a result of the amendment, a proportionate amount, based on the reduction in borrowing capacity, of the unamortized debt issuance costs of the original facility would be written off and the remaining amount would be deferred and amortized over the term of the modified credit facility.

Goodwill

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

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies and is designated for hedge accounting. The Partnership does not apply hedge accounting to the majority of its derivative instruments, however, certain of the partnerships interest rate swaps are designated and accounted for as hedges in the consolidated financial statements or within our equity-accounted joint ventures (see note 12).

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from equity to the corresponding earnings line item in the consolidated statements of (loss) income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the interest expense line of the consolidated statements of (loss) income. A portion of the ineffectiveness of the fair value of derivative instruments is recognized in the equity accounted joint ventures line of the consolidated balance sheets. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of (loss) income. If the hedged item is no longer possible of occurring, amounts recognized in equity are immediately transferred to the earnings line item in the consolidated statements of (loss) income.

For derivative financial instruments that are not designated as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated foreign currency forward contracts and interest rate swaps are recorded in realized and unrealized loss on derivative instruments in the consolidated statements of (loss) income. Gains and losses from the Partnership’s non-designated cross currency swaps are recorded in foreign currency exchange loss in the consolidated statements of (loss) income.

Unit-based compensation

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership (see note 17). The Partnership measures the cost of such awards using an option pricing model to determine the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value of the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. For cash settled awards, the fair value of such awards is remeasured at each reporting date, based on the fair market value of the Partnership's common units at that date, with the change in fair value recognized as compensation expense. Unit-based compensation expenses are recorded under general and administrative expenses in the Partnership’s consolidated statements of (loss) income.

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

Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the consolidated financial statements based on guidance in the interpretation. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax recovery (expense) in the Partnership’s consolidated statements of (loss) income.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Partnership January 1, 2018, and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership will adopt ASU 2014-09 as a cumulative-effect adjustment as of this date. The Partnership has elected to apply ASC 2014-09 only to those contracts that are not completed as of January 1, 2018. The Partnership has identified the following differences based on the work performed to date:

•
Voyage revenues from shuttle tankers servicing North Sea contracts of affreightment will be recognized over the load to discharge period, instead of the current method, which is over the load to theoretical return period. The cumulative-effect adjustment on January 1, 2018 is insignificant.

•
Voyage revenues from towage vessels will be recognized over the period where the tow is being performed instead of the period of the tow and the mobilization and demobilization of the towage vessel. The cumulative-effect adjustment on January 1, 2018 is insignificant.

•
Revenue from time-charter contracts with fixed annual increases in the daily hire rate during the firm period of the charter to compensate for expected inflationary cost increases will be recognized on a smoothed basis over the term of the time-charter, instead of recognized when due under the contract. The cumulative-effect adjustment on January 1, 2018 is an increase to equity of $1.6 million.

•
For time-charters with a termination fee owing if the contract is not extended past the contract term, the non-lease portion of such termination fee will be recognized over the contract term, instead of recognized when the termination fee is incurred. The cumulative-effect adjustment on January 1, 2018 is an increase to equity of $6.1 million.

•
The Partnership expects that certain pre-operational costs it currently expenses as incurred will be deferred and amortized over the contract term of a customer contract that the costs relate to. The Partnership is in the process of determining which pre-operational costs this applies to and the cumulative impact to opening equity as at January 1, 2018.

•
The Partnership manages FPSO units owned by Teekay Corporation and other vessels. Upon the adoption of ASU 2014-09, costs incurred by the Partnership for its offshore staff and seafarers will be presented as vessel operating expenses and the reimbursement of such expenses will be presented as revenue, instead of such amounts being presented on a net basis. The Partnership is in the process of finalizing which FPSO units and vessels this applies to. There will be no cumulative impact to opening equity as at January 1, 2018.

•
Operating costs for the Partnerships VOC plants will be presented as vessel operating expenses and the reimbursement of such expenses will be presented as revenue instead of such amounts being presented on a net basis. There will be no cumulative impact to opening equity as at January 1, 2018.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. The Partnership will adopt ASU 2016-02 effective January 1, 2018 using a transition approach whereby a cumulative effect adjustment is made as of the effective date of January 1, 2018, with no retrospective effect. To determine the cumulative effect adjustment, the Partnership has not reassessed whether any expired or existing contracts are, or contain leases, has not reassessed lease classification, and has not reassessed initial direct costs for any existing leases. The adoption of ASU 2016-02 will result in a change in the accounting method for the lease portion of the daily charter hire for the Partnership's chartered-in vessels accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Partnership will recognize a right-of-use asset and a lease liability on the balance sheet for these charters based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the Partnership’s assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right of use asset becomes impaired. The cumulative right-of-use asset and corresponding lease liability expected to be recognized on January 1, 2018 is $43.4 million based on the work performed to date and represents in-charters and office leases at the balance sheet date. In addition, direct financing lease payments received will be presented as an operating cash inflow instead of an investing cash inflow in the statement of cash flows.
In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statements of cash flows. ASU 2016-09 became effective for the Partnership January 1, 2017. The impact of adopting this new accounting guidance is a change in the Partnership's presentation of cash

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

payments for tax withholdings on share settled equity awards from an operating cash outflow to a financing cash outflow on the Partnership's statements of cash flows.
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
In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (or ASU 2016-15), which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statements of cash flows. ASU 2016-15 is effective for the Partnership January 1, 2018, with a retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.
In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 is effective for the Partnership January 1, 2018. Adoption of ASU 2016-18 will result in the Partnership’s statements of cash flows being modified to include changes in restricted cash in addition to changes in cash and cash equivalents.
In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 will be effective for the Partnership January 1, 2019. The Partnership is currently evaluating the effect of adopting this new guidance.

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

Teekay Knarr AS and Knarr L.L.C. acquisition

On July 1, 2015, the Partnership acquired from Teekay Corporation, which then controlled the Partnership, Teekay Corporation's 100% interest in Teekay Knarr AS and Knarr L.L.C. (referred to herein as the Dropdown Predecessor). The purchase price of $529.4 million that the Partnership paid for the acquisition was based on the $1.26 billion fully built-up cost of the Petrojarl Knarr, an FPSO unit owned by the Dropdown Predecessor, and consisted of actual costs incurred for construction and mobilization of the unit less cash generated from operations between March 9, 2015 to July 1, 2015, plus $14.5 million of working capital of the Dropdown Predecessor less $745.1 million of assumed debt. The purchase price was primarily financed with a $492.0 million convertible promissory note issued by the Partnership to Teekay Corporation. The convertible promissory note was due in full on July 1, 2016, bearing interest at an annual rate of 6.5% on the outstanding principal balance; however, $100 million of the promissory note issued by the Partnership was refinanced on July 1, 2016, as part of a $200.0 million two-year promissory note to a subsidiary of Teekay Corporation (see note 11f), and was subsequently amended on September 25, 2017 as the Brookfield Promissory Note (see note 11g). The Partnership paid $35.0 million of the remaining $37.4 million of the purchase price in cash to Teekay Corporation upon the acquisition of the Dropdown Predecessor. During July 2015, $300.0 million of the convertible promissory note was converted into 14.4 million common units of the Partnership and the Partnership repaid an additional $92.0 million of the convertible promissory note. Concurrent with the conversion of the promissory note, Teekay Corporation contributed $6.1 million to the Partnership to maintain its then 2% general partner interest. The Petrojarl Knarr operates on the Knarr oil and gas field in the North Sea under a six year fixed-rate charter contract, plus extension options, with Royal Dutch Shell Plc, as the operator.

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

The Arendal Spirit UMS was delivered to the Partnership on February 16, 2015. During the second quarter of 2016, the Partnership canceled the UMS construction contracts for its two remaining UMS newbuildings. This was expected to eliminate any future purchase price contingent consideration payments. Consequently, the contingent liability associated with the UMS newbuildings was reversed in the second quarter of 2016. The gain associated with this reversal is included in Other income (expense) - net on the Partnership's consolidated statements of loss for the year ended December 31, 2016. In September 2017, CeFront and subsidiaries of the Partnership entered into a settlement agreement relating to this contingent liability (see note 14b).

Changes in the estimated fair value of the Partnership’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the years ended December 31, 2017, 2016 and 2015, is as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Balance at beginning of period	—	(14,830)	(21,448)
Acquisition of Logitel	—	—	2,569
Settlement of liability	—	—	3,540
Gain included in Other income (expense) - net	—	14,830	509
Balance at end of period	—	—	(14,830)

Derivative instruments – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction. The Partnership’s interest rate swap agreements and foreign currency forward contracts require no collateral from these institutions; however, collateral is required by these institutions on some of the Partnership’s cross currency swap agreements and as at December 31, 2017 the Partnership had pledged $4.1 million of cash as collateral (2016 - $30.2 million), which has been recorded as restricted cash and restricted cash – long-term on the Partnerships consolidated balance sheets. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

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

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis:

		December 31, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	250,294	250,294	342,287	342,287
Derivatives instruments (note 12)
Interest rate swap agreements	Level 2	(168,247)	(168,247)	(203,106)	(203,106)
Cross currency swap agreement	Level 2	(44,006)	(44,006)	(137,379)	(137,379)
Foreign currency forward contracts	Level 2	(357)	(357)	(1,786)	(1,786)

Non-Recurring:
Vessels held for sale (note 18)	Level 2	—	—	6,900	6,900
Vessels and equipment (note 18)	Level 2	—	—	11,300	11,300

Other:
Long-term debt - public (note 8)	Level 1	(666,427)	(671,635)	(550,525)	(480,710)
Long-term debt - non-public (note 8)	Level 2	(2,457,301)	(2,475,946)	(2,632,369)	(2,551,697)
Due to affiliates - long term (notes 11f and 11g)	Level 2	(163,037)	(210,089)	(200,000)	(192,982)

b)	Financing receivables
The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Direct financing leases	Payment activity	Performing	17,207	17,586

5.	Segment Reporting
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

The Partnership has six reportable segments: its FPSO segment; its shuttle tanker segment; its FSO segment; its UMS segment; its towage segment; and its conventional tanker segment. The Partnership’s FPSO segment consists of its FPSO units to service its FPSO contracts. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s UMS segment consists of one unit currently in lay-up. The Partnership’s towage segment consists of long-distance towing and offshore installation vessels which operate on time-charter or towage contracts. The Partnership’s conventional tanker segment consists of two in-chartered conventional tankers, which are currently operating in the spot conventional tanker market. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Partnership’s consolidated revenues from continuing operations during the periods presented.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(U.S. Dollars in millions)	Year Ended December 31,2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Royal Dutch Shell Plc (1)(2)	$338.2 or 31%	$349.0 or 30%	$315.3 or 26%
Petroleo Brasileiro S.A.(1)	$190.7 or 17%	$222.0 or 19%	$224.6 or 18%
Statoil ASA (3)	$114.5 or 10%	— (4)	$132.7 or 11%
Premier Oil (5)(6)	$113.5 or 10%	$113.5 or 10%	$129.2 or 11%

(1)	Shuttle tanker and FPSO segments.

(2)	In February 2016, Royal Dutch Shell Plc acquired BG Group Plc; therefore the amount in the table for 2016 and 2015 includes revenues from both Royal Dutch Shell Plc and BG Group Plc.

(3)	Shuttle tanker segment and FSO segment.

(4)	Percentage of consolidated revenue was less than 10%.

(5)	In April 2016, Premier Oil acquired E.ON Ruhgras UK GP Limited's (or E.ON) UK North Sea assets where the Voyageur Spirit FPSO operates. Revenues up to April 2016 are attributable to E.ON.

(6)	FPSO segment.

The following tables include results for the Partnership’s FPSO unit segment; shuttle tanker segment; FSO unit segment; UMS segment; towage segment; and conventional tanker segment for the periods presented in these consolidated financial statements.

Year ended December 31, 2017	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations(2)		Total
Revenues	458,388	536,852	66,901	4,236	38,771	14,022	(8,886)		1,110,284
Voyage expenses	—	(80,964)	(1,172)	(1,152)	(17,727)	(359)	1,930		(99,444)
Vessel operating (expenses) recoveries	(149,153)	(129,517)	(25,241)	(33,656)	(21,074)	10	5,067		(353,564)
Time-charter hire expenses	—	(62,899)	—	—	(925)	(16,491)	—		(80,315)
Depreciation and amortization	(143,559)	(125,648)	(19,406)	(6,566)	(15,578)	—	782		(309,975)
General and administrative(1)	(33,046)	(17,425)	(1,864)	(5,068)	(4,486)	(360)	—		(62,249)
(Write-down) & gain (loss) on sale of vessels	(265,229)	(51,741)	(1,108)	—	—	—	—		(318,078)
Restructuring charge	(450)	(210)	—	(2,004)	—	—	—		(2,664)
(Loss) income from vessel operations	(133,049)	68,448	18,110	(44,210)	(21,019)	(3,178)	(1,107)	—	(116,005)
Equity income	14,442	—	—	—	—	—	—		14,442
Investment in joint ventures	169,875	—	—	—	—	—	—		169,875
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	193,817	216,157	88,039	3,931	31,316	—	—		533,260
Expenditures for dry docking	—	16,323	199	—	661	—	—		17,183

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Year ended December 31, 2016	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
Revenues(3)	495,223	509,596	54,440	34,433	37,952	20,746	—	1,152,390
Voyage expenses	—	(62,846)	(1,517)	—	(15,024)	(1,363)	—	(80,750)
Vessel operating expenses	(165,346)	(123,950)	(23,167)	(32,888)	(17,524)	(1,566)	—	(364,441)
Time-charter hire expenses	—	(62,511)	—	—	—	(12,974)	—	(75,485)
Depreciation and amortization	(149,198)	(122,822)	(9,311)	(6,660)	(12,020)	—	—	(300,011)
General and administrative(1)	(35,971)	(10,160)	(836)	(5,495)	(3,307)	(353)	—	(56,122)
Gain on sale and (write down) of vessels	—	4,554	(983)	(43,650)	—	—	—	(40,079)
Restructuring charge	(4,444)	(205)	—	—	—	—	—	(4,649)
Income (loss) from vessel operations	140,264	131,656	18,626	(54,260)	(9,923)	4,490	—	230,853
Equity income	17,933	—	—	—	—	—	—	17,933
Investment in joint ventures	141,819	—	—	—	—	—	—	141,819
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	66,234	40,584	101,347	9,742	76,674	—	—	294,581
Expenditures for dry docking	—	19,105	5,139	—	799	—	—	25,043

Year ended December 31, 2015	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
Revenues(3)	531,554	541,792	57,391	28,334	40,112	30,230	—	1,229,413
Voyage expenses	—	(82,777)	(851)	—	(12,052)	(2,326)	—	(98,006)
Vessel operating expenses	(189,900)	(128,156)	(26,394)	(13,876)	(13,920)	(6,234)	—	(378,480)
Time-charter hire expenses	—	(51,088)	—	—	(662)	—	—	(51,750)
Depreciation and amortization	(137,914)	(106,190)	(11,775)	(3,775)	(8,362)	(6,583)	—	(274,599)
General and administrative(1)(4)	(38,588)	(22,884)	(1,372)	(4,109)	(4,598)	(1,062)	—	(72,613)
(Write down) and gain on sale of vessels	—	(65,101)	—	(1,000)	—	(3,897)	—	(69,998)
Restructuring charge	—	(568)	—	—	—	—	—	(568)
Income (loss) from vessel operations	165,152	85,028	16,999	5,574	518	10,128	—	283,399
Equity income	7,672	—	—	—	—	—	—	7,672
Investment in joint ventures	77,647	—	—	—	—	—	—	77,647
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs(5)	116,473	26,980	94,317	183,364	243,436	97	—	664,667
Expenditures for dry docking	—	14,609	—	—	—	—	—	14,609

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Includes revenue and expenses earned and incurred between segments of the Partnership, during the year ended December 31, 2017.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(3)
Revenues for the year ended December 31, 2016, includes a $4.0 million early termination fee received from Teekay Corporation during 2016, which is included in the Partnership's conventional tanker segment (see note 18).

Revenues for the year ended December 31, 2015, includes $1.8 million net early termination fees paid to Teekay Corporation during 2015, which is included in the Partnership's conventional tanker segment (see note 18).

(4)
General and administrative expenses for the year ended December 31, 2015 includes business development fees of $9.7 million, $2.2 million and $2.0 million to Teekay Corporation in connection with the acquisitions of the Petrojarl Knarr FPSO unit in the FPSO segment, six long-distance towing and offshore installation vessels in the towage segment, and the Arendal Spirit UMS in the UMS segment, respectively (see notes 3 and 11i).

(5)	Excludes the purchase price of the Petrojarl Knarr FPSO unit (see note 3).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2017 $	December 31, 2016 $
FPSO segment	2,506,660	2,672,100
Shuttle tanker segment	1,765,664	1,673,348
FSO segment	516,567	407,634
UMS segment	190,440	213,829
Towage segment	398,610	382,973
Conventional tanker segment	3,360	4,818
Unallocated:
Cash and cash equivalents and restricted cash	250,294	342,287
Other assets	6,200	21,631
Consolidated total assets	5,637,795	5,718,620

6.	Goodwill and In-Process Revenue Contracts

a)	Goodwill

The carrying amount of goodwill for the shuttle tanker segment was $127.1 million as at December 31, 2017 and 2016. In 2017, 2016 and 2015, the Partnership conducted its annual goodwill impairment review of its shuttle tanker segment and concluded that no impairment had occurred.

The carrying amount of goodwill for the towage segment was $2.0 million as at December 31, 2017 and 2016. In 2017, 2016 and 2015, the Partnership conducted its annual goodwill impairment review of its towage segment and concluded that no impairment had occurred.

b)	In-Process Revenue Contracts

As part of the Partnership’s acquisition of the Piranema Spirit FPSO unit on November 30, 2011, the Partnership assumed an FPSO contract with terms that were less favorable than the then prevailing market terms. As at December 31, 2017, the Partnership had a liability based on the estimated fair value of the contract. The Partnership is amortizing this liability over the estimated remaining term of the contract on a weighted basis based on the projected revenue to be earned under the contract.

Amortization of in-process revenue contracts for the year ended December 31, 2017 was $12.7 million (2016 - $12.8 million, 2015 - $12.7 million), which is included in revenues on the consolidated statements of (loss) income. Amortization for the five years subsequent to December 31, 2017 is expected to be $9.1 million (2018), $7.9 million (2019), $7.9 million (2020), $7.9 million (2021), $7.9 million (2022), and $9.8 million (thereafter).

7.	Accrued Liabilities

	December 31, 2017 $	December 31, 2016 $
Audit, legal, contingency and other general expenses	101,130	81,999
Voyage and vessel expenses	38,921	32,596
Interest including interest rate swaps	26,111	22,414
Payroll and benefits	10,378	9,270
Income and other tax payable	11,147	4,002
	187,687	150,281

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

8.Long-Term Debt

	December 31, 2017 $	December 31, 2016 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2022	629,667	291,764
Norwegian Kroner Bonds due through 2019	121,889	256,927
U.S. Dollar-denominated Term Loans due through 2021	85,574	112,406
U.S. Dollar-denominated Term Loans due through 2028	1,623,440	2,109,926
U.S. Dollar Non-Public Bonds due through 2024	162,659	166,680
U.S. Dollar Bonds due through 2022	550,000	300,000
Total principal	3,173,229	3,237,703
Less debt issuance costs and other	(49,501)	(54,809)
Total debt	3,123,728	3,182,894
Less current portion	(589,767)	(586,892)
Long-term portion	2,533,961	2,596,002

As at December 31, 2017, the Partnership had three revolving credit facilities (December 31, 2016 - five), which, as at such date, provided for borrowings of up to $629.7 million (2016 - $325.1 million) and which were fully drawn (2016 - undrawn balance of $33.3 million). The total amount available under the revolving credit facilities reduces by $130.3 million (2018), $124.4 million (2019), $100.0 million (2020), $100.0 million (2021) and $175.0 million (2022). Two revolving credit facilities are guaranteed by the Partnership for all outstanding amounts and contain covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. One revolving credit facility is guaranteed by subsidiaries of the Partnership, and contains covenants that require Teekay Shuttle Tankers L.L.C. (a wholly-owned subsidiary of the Partnership which was formed during 2017 to hold the Partnership’s shuttle tanker fleet and operations) to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $35.0 million and 5.0% of Teekay Shuttle Tankers L.L.C.'s total consolidated debt, a minimum ratio of 12 months' historical EBITDA relative to total interest expense of 1.20 times and a net debt to total capitalization ratio no greater than 75.0%. Debt facilities held by Teekay Shuttle Tankers L.L.C. are non-recourse to the Partnership. The revolving credit facilities are collateralized by first-priority mortgages granted on 20 of the Partnership’s vessels, together with other related security.

As at December 31, 2017, the Partnership had Norwegian Kroner (or NOK) 1,000 million outstanding in senior unsecured bonds, listed on the Oslo Stock Exchange, that mature in January 2019. As at December 31, 2017, the carrying amount of the bonds was $121.9 million. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. The Partnership has entered into cross currency swaps to swap all interest and principal payments into U.S. Dollars, with the interest payments at a fixed rate of 7.45%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see note 12).

As at December 31, 2017, three of the Partnership’s 50%-owned subsidiaries had a total of two outstanding term loans (December 31, 2016 - three), which in the aggregate totaled $85.6 million. During 2017, two of the original term loan facilities were refinanced into a single facility and the maturity date was extended from 2018 to 2021. These term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2021. These term loans are collateralized by first-priority mortgages on the three shuttle tankers to which the loans relate, together with other related security. As at December 31, 2017, the Partnership had guaranteed $42.8 million of the term loans, which represents its 50% share of the outstanding term loans, and the other owner had guaranteed the remaining $42.8 million of the term loans.

As at December 31, 2017, the Partnership had term loans outstanding for three shuttle tankers (including one newbuilding), two FSO units, four FPSO units, ten towing and offshore installation vessels (including one newbuilding), and for the Arendal Spirit UMS, which totaled $1.6 billion in the aggregate. The term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2028 and are collateralized by first-priority mortgages on the 20 vessels to which the loans relate, together with other related security. As at December 31, 2017, the Partnership had guaranteed all of these term loans. In April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of the Partnership, of its termination of the charter contract for the Arendal Spirit UMS (see note 14h). The term loan outstanding for the Arendal Spirit UMS as at December 31, 2017 had a balance of $82.5 million, and is repayable unless a replacement contract is obtained or a lender waiver is received, by September 30, 2018.

In February 2015, the Partnership issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As at December 31, 2017, the carrying amount of the bonds was $22.0 million. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by first-priority mortgage on the Dampier Spirit FSO unit, together with other related security, and are guaranteed by subsidiaries of the Partnership.

In September 2013 and November 2013, the Partnership issued, in a U.S. private placement, an aggregate of $174.2 million of ten-year senior bonds that mature in December 2023, to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. The Partnership makes semi-annual repayments on the bonds and as at December 31, 2017, the carrying amount of the bonds was $140.7 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

In August 2017, the Partnership issued $250.0 million in senior unsecured bonds in the Norwegian bond market that mature in August 2022. The Partnership expects to list these bonds on the Oslo Stock Exchange. As at December 31, 2017, the carrying amount of the bonds was $250.0 million. The interest payments on the bonds are fixed at a rate of 7.125%.

In May 2014, the Partnership issued $300.0 million of five-year senior unsecured bonds that mature in July 2019 on the U.S. bond market. As at December 31, 2017, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.00%.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $76.9 million of one tranche of the term loan for the ALP Maritime Services (or ALP) newbuilding towing and offshore installation vessels, which is fixed at 2.93%. At December 31, 2017, the margins ranged between 0.90% and 3.75%, (December 31, 2016, 0.30% and 4.00%). The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at December 31, 2017 was 4.1% (December 31, 2016 – 3.0%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 12) or fixed rate facilities.

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2017, are $591.6 million (2018), $825.7 million (2019), $350.8 million (2020), $304.8 million (2021), $713.9 million (2022), and $386.4 million (thereafter).

Certain of the Partnership’s revolving credit facilities and term loans contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has one revolving credit facilities and six term loans that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations generally compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Partnership to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Partnership's option. As at December 31, 2017, these ratios were estimated to range from 120% to 242% and the Partnership was in compliance with the minimum ratios required. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS, or FPSO markets could negatively affect these ratios. The lenders for the Partnership’s loan relating to the Petrojarl I FPSO unit agreed to extend the availability date of the loan for successive periods up to March 30, 2018, as the loan was subject to a mandatory prepayment provision, initially in early October 2016, if the unit was not accepted at that time by QGEP. These interim extensions provided additional time for the Partnership to complete the FPSO upgrades and commence operations and thereafter, amend the loan facility to reflect the revised start-up schedule. As at December 31, 2017, the Partnership had $24.3 million held in escrow to fund the final upgrade costs.

As at December 31, 2017, the Partnership was in compliance with all covenants related to the credit facilities and consolidated long-term debt.

9.	Leases

Charters-out

The cost, accumulated depreciation and carrying amount of the Partnership's vessels with charter-out contracts accounted for as operating leases at December 31, 2017 were $4.4 billion, $1.0 billion and $3.4 billion, respectively. As at December 31, 2017, minimum scheduled future rentals under these then-in-place time charters and bareboat charters to be received by the Partnership, were approximately $3.2 billion, comprised of $709.8 million (2018), $569.6 million (2019), $528.0 million (2020), $302.7 million (2021), $233.6 million (2022) and $890.0 million (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2017, revenue from unexercised option periods of contracts that existed on December 31, 2017, or variable or contingent revenues. The amounts may vary given unscheduled future events such as vessel maintenance.

Direct Financing Lease

Leasing of certain VOC equipment is accounted for as a direct financing lease. As at December 31, 2017, the minimum lease payments receivable under the direct financing lease approximated $7.6 million (2016 - $8.4 million), including unearned income of $1.9 million (2016 - $2.4 million). As at December 31, 2017, future scheduled payments under the direct financing leases to be received by the Partnership, were approximately $7.6 million, comprised of $1.4 million (2018), $1.4 million (2019), $1.4 million (2020), $1.4 million (2021), $1.4 million (2022) and $0.6 million (thereafter).

Leasing of the Falcon Spirit FSO unit is accounted for as a direct financing lease. As at December 31, 2017, the minimum lease payments receivable under the direct financing lease approximated $5.3 million (2016 - $3.8 million), including unearned income of $1.0 million (2016 - $0.8 million). The estimated unguaranteed residual value of the leased vessel is $7.0 million. As at December 31, 2017, the future scheduled payments under the direct financing lease to be received by the Partnership in 2018 were approximately $5.3 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Charters-in

As at December 31, 2017, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $50.9 million (2018) and $17.2 million (2019). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

10.	Restructuring Charge

During the year ended December 31, 2017, the Partnership recognized restructuring charges of $2.7 million, mainly relating to severance costs from the termination of the charter contract for the Arendal Spirit UMS and the resulting decommissioning of the unit. The Partnership incurred a total of $2.7 million of restructuring charges under this plan.
During the year ended December 31, 2016, the Partnership recognized a restructuring charge of $4.6 million, mainly relating to the reorganization of the Partnership’s FPSO business to create better alignment with the Partnership’s offshore operations, resulting in a lower cost organization going forward. The Partnership incurred a total of $4.7 million of restructuring charges under this plan.

As of December 31, 2017 and December 31, 2016, restructuring liabilities of $0.4 million and $3.7 million, respectively, were recorded in accrued liabilities on the consolidated balance sheet.

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

b)
In May 2013, the Partnership entered into an agreement with Statoil ASA (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract has been serviced since early-October 2017 by a new FSO unit that was converted from the Randgrid shuttle tanker, which conversion commenced during the second quarter of 2015 (see note 14a). The Partnership received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FSO unit conversion. The costs for these services have been capitalized and included as part of vessels and equipment. Cumulative project management and engineering costs paid to Teekay Corporation subsidiaries were $18.0 million as of December 31, 2017 (December 31, 2016 - $13.8 million).

c)
In December 2014, the Partnership entered into an agreement with a consortium led by Queiroz Galvão Exploração e Produção SA (or QGEP) to provide an FPSO unit for the Atlanta field located in the Santos Basin offshore Brazil. In connection with the contract with QGEP, the Partnership acquired the Petrojarl I FPSO from Teekay Corporation for a purchase price of $57 million (see note 14c). The Partnership has received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FPSO unit upgrade. The costs for these services are capitalized and included as part of advances on newbuilding contracts and conversion costs and will be reclassified to vessels and equipment upon commencement of operations of the unit, which is expected during the second quarter of 2018. Cumulative project management and engineering costs paid to Teekay Corporation subsidiaries were $4.5 million as of December 31, 2017 (December 31, 2016 - $2.8 million).

d)
In June 2015, the Partnership entered into 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. The Partnership entered into contracts to construct three Suezmax DP2 shuttle tanker newbuildings. These vessels will replace the existing vessels servicing the East Coast of Canada. Two of the three newbuildings delivered in October and November 2017, respectively and the third vessel delivered in March 2018 (see note 14e). The Partnership has received project management and engineering services from certain subsidiaries of Teekay Corporation relating to the construction of these shuttle tankers. The costs for these services are capitalized and included as part of advances on newbuilding contracts and conversion costs and are reclassified to vessels and equipment upon delivery of the vessels. Project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $3.8 million as of December 31, 2017 (December 31, 2016 - $2.2 million).

e)	During 2017, two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation.

f)
Effective July 1, 2016, the Partnership issued the 2016 Teekay Corporation Promissory Note to a subsidiary of Teekay Corporation to re-finance existing promissory notes issued to Teekay Corporation. The 2016 Teekay Corporation Promissory Note bore interest at an annual rate of 10.00% on the outstanding principal balance, which was payable quarterly, and of which (a) 5.00% was payable in cash and (b) 5.00% was payable in common units of the Partnership, or in cash, at the election of Teekay Corporation. If the Partnership paid cash for the second 5.00% of interest, the Partnership was required to raise at least an equal amount of cash proceeds from the issuance of common units in advance of or within six months following the applicable interest payment date. The outstanding principal balance of the 2016 Teekay Corporation Promissory Note, together with accrued interest, was payable in full on January 1, 2019. During the year ended December 31, 2017, the Partnership incurred $14.6 million of interest expense (December 31, 2016 - $10.0 million), of which $9.6 million was paid in cash (December 31, 2016 - $7.5 million) and the remainder was settled through the issuance of 1.7 million common units of the Partnership (December 31, 2016 - 0.5 million common units) under the terms of the 2016 Teekay Corporation Promissory

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Note. On September 25, 2017, the Partnership, Teekay Corporation and Brookfield entered into an agreement to amend and restate this promissory note (see note 11g).

g)
Effective September 25, 2017, the Partnership, Teekay Corporation and Brookfield amended and restated the 2016 Teekay Corporation Promissory Note to create the Brookfield Promissory Note, concurrently with Brookfield’s acquisition of the promissory note from a subsidiary of Teekay Corporation. The amendments, among other things, extended the maturity date of the promissory note to January 1, 2022. The Brookfield Promissory Note bears interest at an annual rate of 10.00% on the outstanding principal balance, which is payable quarterly. The outstanding principal balance of the Brookfield Promissory Note, which as at December 31, 2017, was $200.0 million, together with accrued interest, is payable in full on January 1, 2022. During the year ended December 31, 2017, the Partnership incurred $5.3 million (December 31, 2016 - nil) of interest expense under the terms of the Brookfield Promissory Note. The Brookfield Promissory Note was recorded at its relative fair value based on the allocation of net proceeds invested by Brookfield, as at September 25, 2017 (see note 16).

h)
In June 2016, as part of various other financing initiatives, Teekay Corporation agreed to provide financial guarantees for the Partnership's liabilities associated with the long-term debt financing relating to the East Coast of Canada newbuilding shuttle tankers until their deliveries, and for certain of the Partnerships interest rate swaps and cross currency swaps until early-2019. The guarantees covered liabilities totaling up to a maximum amount of $495.0 million. During the year ended December 31, 2017, a guarantee fee of $5.8 million (December 31, 2016 - $3.7 million) was recognized in interest expense on the Partnership's consolidated statements of (loss) income, which represents the estimated fee a third party would charge to provide such financial guarantees. The guarantee fee was accounted for as an equity contribution by Teekay Corporation in the Partnership's consolidated statement of changes in total equity, as Teekay Corporation has provided such financial guarantees at no cost to the Partnership. Effective September 25, 2017, the Partnership secured the release, for fees to the applicable counterparties, of all of these financial guarantees provided by Teekay Corporation relating to the Partnership's interest rate swap, cross currency swap agreements and East Coast of Canada financing.

i)
Teekay Corporation and its wholly-owned subsidiaries directly and indirectly provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative service needs. In addition, the Partnership reimburses the general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. Prior to September 25, 2017, Teekay Corporation owned all of the general partner; as part of the Brookfield Transaction, Teekay Corporation sold to Brookfield 49% of the general partner ownership interests. The Partnership's related party transactions were as follows for the periods indicated:

	Year Ended December 31,
	2017 $	2016 $	2015 $
Revenues (1)	49,509	49,228	68,734
Vessel operating expenses (2)	(32,346)	(34,629)	(39,779)
General and administrative (3)(4)	(31,340)	(29,944)	(52,257)
Interest expense (5)(6)(7)(8)(9)	(25,882)	(22,400)	(5,556)

(1)
Includes revenue from time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation. The year ended December 31, 2016 includes an early termination fee received by the Partnership from Teekay Corporation of $4.0 million and the year ended December 31, 2015 includes an early termination fee paid by the Partnership to Teekay Corporation of $1.8 million.

(2)	Includes ship management and crew training services provided by Teekay Corporation.

(3)
Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and the general partner for costs incurred on the Partnership’s behalf.

(4)
Includes business development fees of $9.7 million, $2.2 million and $2.0 million to Teekay Corporation in connection with the acquisition of the Petrojarl Knarr FPSO unit, six long-distance towing and offshore installation vessels, and the Arendal Spirit UMS, respectively, during the year ended December 31, 2015.

(5)
Includes a guarantee fee to Teekay Corporation related to the final bullet payment of the Piranema Spirit FPSO debt facility, which was repaid in March 2017, and for the Partnership's liabilities associated with the long-term debt financing relating to the East Coast of Canada shuttle tanker newbuildings and certain of the Partnerships interest rate swaps and cross currency swaps until September 25, 2017 (see notes 11h and 12).

(6)
Includes interest expense of $5.3 million and accretion expense of $2.2 million for the year ended December 31, 2017 incurred on the Brookfield Promissory Note (see note 11g). The Brookfield Promissory Note was recorded at its relative fair value at its acquisition date of $163.6 million and is recorded net of debt issuance costs on the Partnership's consolidated balance sheet as at December 31, 2017. The outstanding principal balance, together with accrued interest, is payable in full on January 1, 2022.

(7)	Includes interest expense of $14.6 million for the year ended December 31, 2017 (December 31, 2016 - $10.0 million), incurred on the 2016 Teekay Corporation Promissory Note (see note 11f).

(8)
Includes interest expense of $5.0 million for the year ended December 31, 2016, incurred on a $100.0 million six-month loan made by Teekay Corporation to the Partnership on January 1, 2016, which bore interest at an annual rate of 10.00% on the outstanding principal balance. The loan was refinanced on July 1, 2016 under the 2016 Teekay Corporation Promissory Note.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(9)
Includes interest expense of $3.2 million for the year ended December 31, 2016, incurred on a $100 million convertible promissory note issued to Teekay Corporation, which bore interest at an annual rate of 6.50% on the outstanding principal balance. The convertible promissory note was refinanced on July 1, 2016 under the 2016 Teekay Corporation Promissory Note.

j)
At December 31, 2017, amounts due from affiliates totaled $37.4 million (December 31, 2016 - $77.8 million) and due to affiliates totaled $271.5 million (December 31, 2016 - $296.6 million). Amounts due to and from affiliates, other than the Brookfield Promissory Note, are non-interest bearing and unsecured, and all current due to and from affiliates balances are expected to be settled within the next fiscal year in the normal course of operations or from financings.

12.	Derivative Instruments

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the years ended December 31, 2017 and 2016, as cash flow hedges.

As at December 31, 2017, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset/(Liability) (in thousands of U.S. Dollars) Non-hedge	Average Forward Rate(1)	Expected Maturity
				2018	2019
				(in thousands of U.S. Dollars)
Norwegian Kroner	365,000	(455)	8.07	38,390	6,849
Euro	11,000	98	0.83	13,271	—
		(357)		51,661	6,849

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

In connection with its issuance of NOK bonds, the Partnership entered into cross currency swaps pursuant to which it receives the principal amount in NOK on the repayment and maturity dates, in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and repayments of principal amounts of the Partnership’s NOK bonds due through 2019 (see note 8). In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds. During 2017, the Partnership settled certain of these cross currency swaps and incurred a realized loss during the year ended December 31, 2017, which is included in foreign currency exchange loss in in the audited consolidated statements of (loss) income.

As at December 31, 2017, the Partnership was committed to the following cross currency swap:

Principal Amount NOK (thousands)	Principal Amount USD (thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability)	Remaining Term (years)
		Reference Rate	Margin
1,000,000	162,200	NIBOR	4.25%	7.45%	(44,006)	1.1

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

As at December 31, 2017, the Partnership and its consolidated subsidiaries were committed to the following interest rate swap agreements:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Notional	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (1)
U.S. Dollar-denominated interest rate swaps (2)(3)	LIBOR	700,000	(127,985)	7.5	4.3%
U.S. Dollar-denominated interest rate swaps (3)(4)	LIBOR	1,002,525	(40,262)	4.0	2.9%
		1,702,525	(168,247)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2017, ranged from 0.90% to 3.75%.

(2)	Notional amount remains constant over the term of the swap.

(3)
During the year ended December 31, 2017 the Partnership and the applicable financial institutions agreed to lower the fixed interest rate on certain of the swaps, extend the termination option of such swaps by two years to 2021, and eliminate the related financial guarantee and security package previously provided by Teekay Corporation in return for a prepayment amount and fees.

(4)	Principal amount reduces quarterly or semi-annually.

For the periods indicated, the following tables present the effective and ineffective portion of the gain (loss) on interest rate swap agreements designated and qualifying as cash flow hedges. The following tables exclude any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity accounted joint ventures.

Year Ended December 31, 2017				Year Ended December 31, 2016
Effective Portion Recognized in AOCI (1)	Effective Portion Reclassified from AOCI (2)	Ineffective Portion (3)		Effective Portion Recognized in AOCI (1)	Effective Portion Reclassified from AOCI (2)	Ineffective Portion (3)
(19)	(1,186)	(7)	Interest expense	101	(64)	681	Interest expense
(19)	(1,186)	(7)		101	(64)	681

Year Ended December 31, 2015
Effective Portion Recognized in AOCI (1)	Effective Portion Reclassified from AOCI (2)	Ineffective Portion (3)
(65)	—	(1,050)	Interest expense
(65)	—	(1,050)

(1)	Effective portion of designated and qualifying cash flow hedges recognized in accumulated other comprehensive income (or AOCI).

(2)	Effective portion of designated and qualifying cash flow hedges recorded in AOCI during the term of the hedging relationship and reclassified to earnings.

(3)	Ineffective portion of designated and qualifying cash flow hedges.

As at December 31, 2017, the Partnership had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts governed by certain master agreements. Each of the master agreements provide for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Partnership’s consolidated balance sheets. As at December 31, 2017, these derivatives had an aggregate fair value asset amount of $0.3 million and an aggregate fair value liability amount of $157.4 million (December 31, 2016 - an aggregate fair value asset amount of $0.1 million and an aggregate fair value liability amount of $216.7 million). As at December 31, 2017, the Partnership had $4.1 million on deposit with the relevant counterparties as security for cross currency swap liabilities under certain master agreements (December 31, 2016 - $30.2 million). The deposit is presented in Restricted cash and Restricted cash - long-term on the consolidated balance sheets.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Other current assets $	Other assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2017
Foreign currency contracts	347	28	—	(665)	(67)
Cross currency swaps	—	—	(916)	(4,412)	(38,678)
Interest rate swaps	233	1,565	(3,883)	(37,438)	(128,724)
	580	1,593	(4,799)	(42,515)	(167,469)
As at December 31, 2016
Foreign currency contracts	119	—	—	(1,634)	(271)
Cross currency swaps	—	—	(2,375)	(20,281)	(114,723)
Interest rate swaps	181	2,597	(5,653)	(33,087)	(167,144)
	300	2,597	(8,028)	(55,002)	(282,138)

Total realized and unrealized (loss) gain of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the consolidated statements of (loss) income. The effect of the (loss) gain on these derivatives in the consolidated statements of (loss) income for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Realized (loss) gain on derivative instruments
Interest rate swaps	(78,296)	(52,819)	(71,617)
Foreign currency forward contracts	900	(7,153)	(13,799)
	(77,396)	(59,972)	(85,416)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	33,114	29,937	11,952
Foreign currency forward contracts	1,429	9,722	(240)
	34,543	39,659	11,712
Total realized and unrealized (loss) gain on derivative instruments	(42,853)	(20,313)	(73,704)

Realized and unrealized gain (loss) of cross currency swaps are recognized in earnings and reported in foreign currency exchange loss in the consolidated statements of (loss) income. The effect of the gain (loss) on cross currency swaps in the consolidated statements of (loss) income for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Realized loss	(84,205)	(53,497)	(10,140)
Unrealized gain (loss)	91,914	46,127	(61,734)
Total realized and unrealized gain (loss) on cross currency swaps	7,709	(7,370)	(71,874)

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

The significant components of the Partnership’s deferred tax assets and liabilities are as follows:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	December 31, 2017 $	December 31, 2016 $
Deferred tax assets:
Tax losses carried forward (1)	120,789	109,013
Other	6,204	2,747
Total deferred tax assets	126,993	111,760
Deferred tax liabilities:
Vessels and equipment	14,046	5,974
Long-term debt	365	1,691
Other	620	1,933
Total deferred tax liabilities	15,031	9,598
Net deferred tax assets	111,962	102,162
Valuation allowance	(85,560)	(78,365)
Net deferred tax assets(2)	26,402	23,797
Disclosed in:
Deferred tax asset	28,110	24,659
Other long-term liabilities	1,708	862
Net deferred tax assets	26,402	23,797

(1)
As at December 31, 2017, the income tax losses carried forward of $509.8 million (December 31, 2016 - $442.2 million) are available to offset future taxable income in the applicable jurisdictions, of which $498.8 million can be carried forward indefinitely, $7.2 million will expire in 2026, $1.8 million will expire in 2034 and $2.0 million will expire in 2037.

(2)
Deferred tax assets decreased by $1.0 million for the year ended December 31, 2017 (December 31, 2016 - decrease of $2.4 million) due to a decrease in tax rates in certain countries which the Partnership operates.

The components of the provision for income taxes are as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Current	(1,772)	(3,954)	(1,650)
Deferred	1,870	(4,854)	23,007
Income tax recovery (expense)	98	(8,808)	21,357

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

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Net (loss) income before taxes	(299,540)	53,283	78,786
Net (loss) income not subject to taxes	(244,045)	(19,706)	12,601
Net (loss) income subject to taxes	(55,495)	72,989	66,185
At applicable statutory tax rates	(15,784)	12,972	14,527
Permanent differences	2,424	(13,277)	387
Adjustments related to currency differences	5,847	(1,869)	(1,060)
Valuation allowance and other	7,415	10,982	(35,211)
Tax (recovery) expense related to current year	(98)	8,808	(21,357)

The following is a tabular reconciliation of the Partnership’s total amount of unrecognized tax benefits at the beginning and end of 2017, 2016 and 2015:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Balance of unrecognized tax benefits as at beginning of the year	2,174	4,047	6,779
Decreases for positions related to prior years	(930)	(3,376)	(3,082)
Increases for positions related to the current year	166	1,503	350
Balance of unrecognized tax benefits as at end of the year	1,410	2,174	4,047

The Partnership does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2011 through 2017 remain open to examination by some of the taxing jurisdictions in which the Partnership is subject to tax.

The interest and penalties on unrecognized tax benefits included in the tabular reconciliation above are not material.
14.Commitments and Contingencies

a)
In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. A new FSO unit was converted from the Randgrid shuttle tanker to service the contract with Statoil and commenced operations in late-2017. In November 2017, the Partnership received a statement of claim from Sembcorp Marine Ltd. (or Sembcorp), the shipyard which completed the conversion of the FSO unit, relating to disputed variation orders in the amount of approximately $100 million. In February 2018, the Partnership filed a counterclaim for outstanding items and liquidated damages. As at December 31, 2017, the Partnership has accrued its best estimate for the potential liability related to these disputes, which is included in the total FSO project costs of $382 million. The Partnership estimates that the range of possible losses, in addition to what has already been accrued as of December 31, 2017, is between nil and $4 million.

b)
In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS. At the time of this transaction, affiliates of Logitel were parties to construction contracts for three UMS newbuildings ordered from COSCO (Nantong) Shipyard (or COSCO) in China. The Partnership took delivery of one unit, the Arendal Spirit, in February 2015.

In June 2016, the Partnership canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit. As a result of this cancellation, during the second quarter of 2016, the Partnership wrote-off $43.7 million of assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets (see notes 4 and 18). An estimate of the potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. During December 2017, Logitel Offshore Rig II Pte Ltd., the single-purpose subsidiary relating to the Stavanger Spirit, received a notice of arbitration from COSCO to arbitrate all disputes arising from the cancellation of the construction contract of the Stavanger Spirit UMS and during March 2018, COSCO commenced arbitration against Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. claiming $186.2 million plus interest, damages and costs. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single-purpose subsidiary that was a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred.

The Partnership's estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the newbuilding contract. The Partnership estimates that the amount of potential damages faced by it in relation to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single-purpose subsidiary that was a party to the Nantong Spirit newbuilding contract, and subject to the pre-action disclosure proceedings referred to above. During June 2017, Logitel Offshore Rig III LLC, the single-purpose subsidiary relating to the Nantong Spirit, received a claim from COSCO for $51.9 million for the unpaid balance for work completed, cancellation costs and damages, and during the third quarter of 2017, COSCO commenced arbitration against Logitel Offshore Rig III LLC. Logitel Offshore Rig III LLC is disputing this claim.

As at December 31, 2017, the Partnership's subsidiaries have accrued $38 million in the aggregate related to the above claims and potential claims related to Logitel from COSCO.

During September 2016, Sevan Marine ASA (or Sevan) commenced an action against Logitel in the Oslo District Court. The action relates to the agreements between Sevan and CeFront, related to the 2013 transfer by Sevan to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively, Logitel Offshore), which was then owned by CeFront, of two hulls to be converted into UMS, including a $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan) granted by a Sevan affiliate to Logitel (or the 2013 Transaction). The action also relates to agreements between Sevan and the Partnership entered into in connection with the Partnership's acquisition of Logitel from CeFront in 2014 (or the 2014 Transaction). Sevan claimed that the $60 million bond loan to Logitel contravened certain provisions of Norwegian corporate law and that Sevan was entitled to the remaining payment of $50 million plus interest set at the court’s discretion. Logitel disputed these claims. In October 2017, the court dismissed Sevan’s claim in its entirety

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

and awarded Logitel costs. In November 2017, Sevan appealed this judgment. The Partnership reversed the accrual it had in place regarding the bond loan previously granted by Sevan to Logitel, as the likelihood of an adverse decision from the appeal of the judgment was no longer considered probable. In addition, Sevan presented Logitel Offshore with a formal notice of claim and request for arbitration seeking in excess of $11 million for license and service fees, which Sevan claimed were payable in connection with the delivery of the Arendal Spirit UMS, for which liability may have arose with subsidiaries of the Partnership. In October 2017, Logitel Offshore and Sevan settled this claim, with the Partnership paying $4.5 million to Sevan in full and final settlement of the disputes. As part of the settlement, Logitel Offshore also obtained a transferable worldwide license for the Arendal Spirit UMS.

In addition, in September 2016 CeFront commenced an action against subsidiaries of the Partnership in the Oslo District Court, claiming that $3.8 million was due under a management agreement. CeFront also claimed that $3.3 million was due under the earn-out provisions of the contracts related to the Arendal Spirit and that $20.2 million was due or would have become due related to the earn-out provisions of the contracts for the Stavanger Spirit and Nantong Spirit. In September 2017, CeFront and subsidiaries of the Partnership settled these claims for $10.0 million, payable by subsidiaries of the Partnership, of which $7.5 million was paid as at December 31, 2017 and the balance is to be paid in quarterly installments through June 1, 2020.

c)
In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million. The Petrojarl I underwent upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands prior to being moved to the Aibel AS shipyard (or Aibel) in Norway where its upgrades were completed. The unit sailed away from Aibel on December 15, 2017 and arrived on the Atlanta field on January 11, 2018 for field installation and testing. The estimated total cost of the upgrades is approximately $528 million, which includes the cost of acquiring the unit. The FPSO is scheduled to commence operations during the second quarter of 2018 under a five-year charter contract with QGEP. As at December 31, 2017, payments made towards these commitments, including the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totaled $493.2 million and the remaining payments required to be made are estimated to be approximately $34.8 million (2018). The Partnership financed $171.2 million of the Petrojarl I FPSO upgrade cost through a fully-drawn long-term loan.

During the year ended December 31, 2017, the carrying value of the Petrojarl I FPSO unit was written down to its estimated fair value as a result of increasing costs associated with required additional upgrade work and estimated liquidated damages, payable to the charterer, associated with the delay in the commencement of the unit's operations (see note 18). Due to project delays in the delivery of the unit resulting from shipyard delays, an increased scope of work relating to field-specific requirements and the age of the unit, in July 2017 the Partnership agreed with QGEP to a revised delivery date of late-2017, a revised charter acceptance date of early-2018 and other amendments to the terms of the charter agreement. The Partnership is currently in formal arbitration with Damen as to the settlement of the shipyard costs. The lenders under the credit facility financing the upgrades agreed to extend the availability date of the loan for successive periods up to March 30, 2018, as the loan was subject to a mandatory prepayment provision, initially in early October 2016, if the unit was not accepted at that time by QGEP. These interim extensions provided additional time for the Partnership to complete the FPSO upgrades and commence operations and thereafter, amend the loan facility to reflect the revised start-up schedule. As at December 31, 2017, the Partnership had $24.3 million cash held in escrow to fund the final upgrade costs (December 31, 2016 - $60 million). This amount is presented in Restricted Cash - current on the consolidated balance sheet.

d)
In March 2014, the Partnership acquired 100% of the shares of ALP, a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long-distance towing and anchor handling vessel newbuildings. Three vessels were delivered to the Partnership in September 2016, June 2017 and October 2017, respectively. The remaining newbuilding, the ALP Keeper, was delivered in February 2018. The total cost to acquire these newbuildings was approximately $258 million. As at December 31, 2017, payments made towards these commitments totaled $233.9 million and the remaining payments required under these newbuilding contracts were $23.7 million and were made on delivery of the ALP Keeper in 2018. During 2016, the shipyard paid the Partnership $7.0 million due to a delay in the delivery of the ALP Striker, and in 2017, the shipyard paid the Partnership $24.6 million due to the delays in the delivery of the remaining three newbuildings that were yet to be delivered at that time. The Partnership secured a long-term debt facility of approximately $185 million to finance the newbuilding installments, of which $22.6 million was undrawn as at December 31, 2017.

e)
In June 2015, the Partnership entered into 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. These contracts were initially being serviced by three third party-owned shuttle tankers operating on the East Coast of Canada, which were chartered-in to the Partnership. One of these vessels was replaced by one of the Partnership’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. The Partnership entered into contracts to construct three Suezmax DP2 shuttle tanker newbuildings for an aggregate fully built-up cost of approximately $370 million. These vessels are replacing the existing vessels servicing the East Coast of Canada. Two of the three vessels, the Beothuk Spirit and the Norse Spirit, were delivered to the Partnership in October 2017 and November 2017, respectively, and the remaining vessel was delivered in March 2018. As at December 31, 2017, payments made towards these commitments totaled $277.0 million and the remaining payments required to be made under these newbuilding contracts were $93.2 million (2018). The Partnership secured long-term debt financing of $250 million to finance the newbuilding installments, of which $58.1 million was undrawn as at December 31, 2017.

f)
In March 2016, Petrobras claimed that the Partnership’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s charter contract should have resulted in a corresponding 2% rate reduction on the FPSO contract with Petrobras. The Partnership has estimated the maximum amount of the claim at $10.9 million. As at December 31, 2017, the Partnership had accrued $10.0 million (December 31, 2016 - $5.4 million) from a return of 2% of the charter hire previously paid by Petrobras on the charter contract for the period from October 2007 up to December 31, 2017. The remaining $0.9 million will be accrued as a 2% reduction of future charter hire to the end of the term of the FPSO contract with Petrobras.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

g)
In October 2016, the Partnership received a claim from Royal Dutch Shell Plc (or Shell) for liquidated damages of $23.6 million based on Shell's allegation that the Petrojarl Knarr FPSO unit did not meet the completion milestone on time. In August 2017, Shell served the Partnership with a notice of arbitration. Shell is also claiming that the Partnership's inability to meet the completion milestone within the specified grace period in effect triggered a 20% reduction in the price for which Shell may purchase the Petrojarl Knarr FPSO unit from the Partnership pursuant to a purchase option agreement. In a counterclaim, the Partnership has alleged that the completion milestone was met within the grace period and that Shell caused delays due to certain defaults in Shell’s specifications, as well as other events. The Partnership claims that, due to delays caused by Shell, the Partnership is entitled to the daily lease rate under the contract for the unit commencing prior to when Shell actually started paying such rate and that Shell is not entitled to a reduction in the purchase option price. The duration of the period that the Partnership claims to be entitled to receive additional daily lease payments is in dispute. Uncertainty exists as to the resolution of the various claims. The Partnership has commenced arbitration proceedings with Shell and is unable to provide an estimate of the possible net loss or range of net loss at this time. However, the Partnership expects that the amount of its claim relating to the counterclaim will meet or exceed Shell's claim for liquidated damages. As of December 31, 2017, the Partnership had not accrued for any potential liability relating to these claims.

h)
In early-November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, Petroleo Netherlands B.V., initiated an operational review and suspended its charter hire payments beginning in November 2016. The Partnership has completed an investigation to identify the cause of such incidents and implemented corrective actions. In April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of the Partnership, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. The Partnership has disputed the grounds for termination and filed a claim in January 2018 for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently in lay-up.

i)
In 2017, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. to construct four Suezmax DP2 shuttle tanker newbuildings, for an aggregate fully built-up cost of approximately $587 million. These newbuilding vessels are being constructed based on the Partnership's new Shuttle Spirit design which incorporates technologies to increase fuel efficiency and reduce emissions, including liquefied natural gas (or LNG) propulsion technology. Upon expected delivery in late-2019 through 2020, these vessels are to provide shuttle tanker services in the North Sea, with two to operate under the Partnership’s existing master agreement with Statoil, which will add vessel capacity to service the Partnership’s CoA portfolio in the North Sea, and two to operate directly within the North Sea CoA fleet. As at December 31, 2017, payments made towards these commitments were $24.0 million and the remaining payments required to be made are estimated to be $58.1 million (2018), $225.4 million (2019) and $279.8 million (2020). The Partnership expects to secure long-term debt financing related to these shuttle tanker newbuildings.

j)
In 2017, the Partnership adopted ASC-205-40, Presentation of Financial Statements - Going Concern, which requires management to assess if the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. Despite generating $235 million of cash flows from operating activities during 2017, the Partnership ended the year with a working capital deficit of $541 million. This working capital deficit is driven primarily from scheduled 2018 maturities and repayments of outstanding debt of $590 million which were classified as current liabilities as at December 31, 2017. In addition to these obligations, the Partnership also anticipates making payments related to commitments to fund vessels under construction or undergoing conversions/upgrades during 2018 through 2020 of approximately $715 million, of which $80.7 million is expected to be funded from pre-arranged financing and a further $24.3 million is held in escrow as funding for the Petrojarl I FPSO project.

Based on these factors, over the one-year period following the issuance of these financial statements, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its obligations and commitments and minimum liquidity requirements under its financial covenants. The proceeds from the Brookfield Transaction (see note 1) and the issuance of the Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series E Preferred Units) in early-2018 (see note 20) have strengthened the Partnership's capital structure and increased its liquidity. Additional potential sources of financing include raising additional capital through equity issuances, refinancing debt facilities, increasing amounts available under existing debt facilities, entering into new debt facilities, including long-term debt financing related to the four shuttle tanker newbuildings ordered, loans from the Partnership's sponsors, Teekay Corporation and Brookfield, extensions or redeployments of existing assets and the sale of partial interests of assets.
The Partnership is actively pursuing the funding alternatives described above, which it considers probable of completion based on the Partnership’s history of being able to raise equity and refinance loan facilities for similar types of vessels. The Partnership is in various stages of completion on these matters.

Based on the Partnership’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership expects that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

15.	Supplemental Cash Flow Information

a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2017, 2016 and 2015 are as follows:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Accounts receivable	(54,830)	34,669	(24,285)
Prepaid expenses and other assets	(6,618)	5,983	804
Accounts payable and accrued liabilities	39,413	38,627	(23,745)
Advances from (to) affiliate	51,841	(5,061)	73,129
	29,806	74,218	25,903

b)
Cash interest paid (including interest paid by the Dropdown Predecessor and realized losses on interest rate swaps) during the years ended December 31, 2017, 2016 and 2015 totaled $205.0 million, $180.9 million, and $179.5 million, respectively.

c)	Income taxes paid (including taxes paid by the Dropdown Predecessor) during the years ended December 31, 2017, 2016 and 2015 totaled $2.2 million, $1.5 million and $0.8 million, respectively.

d)
The Partnership’s consolidated statement of cash flows for the year ended December 31, 2015 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessels began operations under the ownership of Teekay Corporation. For non-cash charges related to the Dropdown Predecessor (see note 3).

e)	The cash portion of the purchase price of vessels acquired from Teekay Corporation is as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Petrojarl Knarr (net of cash acquired of $14.2 million)(1) (note 3)	—	—	(112,710)

(1)	Excludes the conversion of $300.0 million of the convertible promissory note issued to Teekay Corporation into 14.4 million common units of the Partnership (see note 3).

16.	Total Capital and Net Income Per Common Unit

At December 31, 2017, a total of 26.7% of the Partnership’s common units outstanding were held by the public. Affiliates of Brookfield held a total of 59.5% of the common units of the Partnership and 49% of the general partner interest. The remaining common units, as well as 51% of the general partner interest, were held by a subsidiary of Teekay Corporation. At December 31, 2017, all of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (or the Series A Preferred Units) and Series B Cumulative Redeemable Preferred Units (or the Series B Preferred Units) were held by entities other than Teekay Corporation, Brookfield and their affiliates.

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

Incentive Distribution Rights

The general partner is entitled to incentive distributions if the amount the Partnership distributes to common unitholders with respect to any quarter exceeds specified target levels shown below:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.35	99.24%	0.76%
Up to $0.4025	99.24%	0.76%
Above $0.4025 up to $0.4375	86.24%	13.76%
Above $0.4375 up to $0.525	76.24%	23.76%
Above $0.525	51.24%	48.76%

During 2017, cash distributions were below $0.35 per common unit. Consequently, the increasing percentages were not used to calculate the general partner’s interest in net (loss) income for the purposes of the net (loss) income per common unit calculation for the year ended December 31, 2017.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities and liquidation amounts on the Series A and Series B Preferred Units will be distributed to the common unitholders and the general partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

Series C-1 and Series D Preferred Units

On September 25, 2017, as part of the Brookfield Transaction, the Partnership repurchased and subsequently canceled all of its outstanding Series C-1 Cumulative Convertible Perpetual Preferred Units (or the Series C-1 Preferred Units) and Series D Cumulative Convertible Perpetual Preferred (or the Series D Preferred Units) from existing unitholders. The Series C-1 and Series D Preferred Units, similar to the Partnership’s previously outstanding Series C Preferred Units, were convertible into common units in accordance with their terms. The Series C-1 Preferred Units were repurchased for $18.20 per unit and Series D Preferred Units for $23.75 per unit, for a total cash payment of $260.2 million, which included $10.2 million of accrued and unpaid quarterly distributions, and resulted in a net accounting gain on repurchase of approximately $20.0 million, which was reflected as an equity contribution. Consideration for the repurchase of the Series D Preferred Units also included a reduction in the exercise price, from $6.05 to $4.55 per unit, of 2,250,000 of one of two tranches of warrants issued in conjunction with the Series D Preferred Units in June 2016. As of December 31, 2017, 6,750,000 warrants originally issued in connection with the Series D Preferred Units with an exercise price of $4.55 remained outstanding of which 26% were held by Teekay Corporation, 11% were held by Resolute Investments Ltd., 10% were held by Brookfield and its affiliates and the remaining were held by unaffiliated entities.
The Series C-1 and Series D Preferred Units were originally issued in 2016. For a description of these units and attached terms and conditions, see Item 18: Financial Statements: Note 16 in the Partnership's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2016.

Series D Detachable Warrants and Brookfield Transaction Warrants

Series D Detachable Warrants

In June 2016, the Partnership issued a total of 4.0 million of its 10.5% Series D Preferred Units to a group of investors and subsidiaries of Teekay Corporation. These investors and Teekay Corporation also received an aggregate of 4,500,000 warrants with an exercise price of $4.55 per unit (the $4.55 Warrants) and an aggregate of 2,250,000 warrants with an exercise price of $6.05 per unit (the $6.05 Warrants) (collectively, the Warrants).

On September 25, 2017, the exercise price of the $6.05 warrants was reduced to $4.55 per unit, as described above. The Warrants have a seven-year term and are exercisable any time after six months following their issuance date. The Warrants may be settled either in cash or common units at the Partnership’s option. In the event of a change in control in which the Partnership is not the surviving entity, the Partnership will use commercially reasonable efforts to deliver or cause to be delivered one or more warrants in the surviving entity that has substantially similar rights, preferences and privileges as the Warrants. The Partnership filed a registration statement with respect to the common units issuable upon exercise of the Warrants, which was declared effective by the SEC on August 31, 2016.

The Warrants are recorded as permanent equity in the Partnership's consolidated balance sheets with 6,750,000 Warrants outstanding at December 31, 2017 (December 31, 2016 - 6,750,000).

Brookfield Transaction Warrants and Common Units Issued

On September 25, 2017, as part of the Brookfield Transaction, Brookfield and Teekay Corporation invested $610.0 million and $30.0 million, respectively, in the Partnership in exchange for 244.0 million and 12.0 million common units, respectively, at a price of $2.50 per common unit, and the Partnership issued to Brookfield and Teekay Corporation 62.4 million and 3.1 million warrants, respectively (the Brookfield Transaction Warrants), with each warrant exercisable for one common unit. As part of the amended and restated Brookfield Promissory Note transaction (see note 11g), Brookfield concurrently transferred 11.4 million Brookfield Transaction Warrants and $140.0 million to Teekay Corporation to acquire a $200 million subordinated promissory note owed by the Partnership. As at December 31, 2017, Brookfield and Teekay Corporation held 51.0 million and 14.5 million Brookfield Transaction Warrants, respectively. The $637.0 million net investment in the Partnership by Brookfield and Teekay Corporation was allocated on a relative fair value basis between the 256 million common units issued to Brookfield

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

and Teekay Corporation ($512.6 million), the Brookfield Transaction Warrants ($121.3 million), the effective extinguishment of the $200 million 2016 Teekay Corporation Promissory Note (($160.5) million) and the concurrent issuance to Brookfield of the $200 million Brookfield Promissory Note ($163.6 million) (see note 11g). The $39.5 million gain on the effective extinguishment of the subordinated promissory note has been accounted for as a contribution of capital from Teekay Corporation.
The Brookfield Transaction Warrants allow the holders to acquire one common unit for each Brookfield Transaction Warrant for an exercise price of $0.01 per common unit, which are exercisable until September 25, 2024 if the Partnership's common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days.
Net (Loss) Income Per Common Unit

	Year Ended
	December 31, 2017 $	December 31, 2016 $	December 31, 2015 $
Limited partners' interest in net (loss) income	(339,501)	(12,952)	31,205
Preferred units - periodic accretion	(2,380)	(1,644)	—
Net gain on repurchase of Series C-1 and Series D Preferred units	19,637	—	—
Gain on modification of warrants	1,495	—	—
Additional consideration for induced conversion of Series C Preferred Units	—	(36,961)	—
Deemed contribution on exchange of Series C Preferred Units	—	20,231	—
Limited partners' interest in net (loss) income for basic net (loss) income per common unit	(320,749)	(31,326)	31,205
Series C-1 Preferred Units - cash distributions	12,650	—	—
Gain on repurchase of Series C-1 Preferred units	(26,994)	—	—
Limited partners' interest in diluted net (loss) income	(335,093)	(31,326)	31,205
Weighted average number of common units	220,755,937	124,747,207	98,507,732
Dilutive effect of Series C-1 Preferred Units and unit based compensation	9,184,183	—	94,680
Common units and common unit equivalents	229,940,120	124,747,207	98,602,412

Limited partner's interest in net (loss) income per common unit
- basic	(1.45)	(0.25)	0.32
- diluted	(1.46)	(0.25)	0.32

Limited partners’ interest in net (loss) income per common unit – basic is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the non-controlling interests, the general partner’s interest, the distributions on the Series A and B Preferred Units and, for periods prior to their exchange or repurchase, the Series C, C-1 and D Preferred Units, the periodic accretion prior to the repurchase of the Series D Preferred Units, the additional consideration to induce conversion of Series C Preferred Units and deemed contributions on exchange of Series C Preferred Units prior to their repurchase or exchange for Series C-1 Preferred Units or common units, the net gain on the repurchase of preferred units and gain on the modification of warrants, by the weighted-average number of common units outstanding during the period. The distributions payable or paid on the preferred units for the year ended December 31, 2017 were $42.1 million (2016 - $45.8 million, 2015 - $28.6 million).

The computation of limited partners’ interest in income per common unit - diluted assumes the issuance of common units for all potential dilutive securities, consisting of restricted units, warrants and, and for periods prior to their exchange or repurchase, Series C, C-1 and D Preferred Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series C, C-1 and D Preferred Units, the prior periodic accretion of the Series D Preferred Units, the net gain on the repurchase of preferred units and gain on the modification of warrants. In addition, the weighted average number of common units outstanding has been increased assuming exercise of the restricted units and warrants using the treasury stock method and, for periods prior to the exchange or repurchase, the Series C, C-1 and D Preferred Units having been converted to common units using the if-converted method. The computation of limited partners’ interest in income per common unit - diluted does not assume the issuance of common units pursuant to the restricted units, warrants and, for periods prior to their exchange or repurchase, Series C, C-1 and D Preferred Units if the effect would be anti-dilutive. In periods where a loss is attributable to common unitholders all restricted units, warrants, the Series C, C-1 and D Preferred Units (for applicable periods) could have been anti-dilutive. In periods where income is allocated to common unitholders, the Series C-1 and D Preferred Units could have been anti-dilutive for periods prior to their exchange or repurchase.

For the year ended December 31, 2017, 31.9 million common unit equivalent Series D Preferred Units, 72.3 million common unit equivalent warrants and 0.4 million restricted units were excluded from the computation of limited partners’ interest in net loss per common unit - diluted,

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

as their effect was anti-dilutive. For the year ended December 31, 2016, 40.6 million Series C, C-1 and D Preferred Units, 6.8 million common unit equivalent warrants and 0.4 million restricted units were excluded from the computation of limited partners' interest in net income per unit - diluted, as their effect was anti-dilutive. For the year ended December 31, 2015, 5.1 million Series C Preferred Units and 0.1 million restricted units were excluded from the computation of limited partners' interest in net income per unit - diluted, as their effect was anti-dilutive.

The general partner’s and common unitholders’ interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less, among other things, the amount of cash reserves established by the general partner’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on, or redemptions of, the Series A and Series B Preferred Units, and for periods prior to their exchange or repurchase, the Series C, C-1 and D Preferred Units. Unlike available cash, net (loss) income is affected by non-cash items such as depreciation and amortization, unrealized gain or loss on derivative instruments and unrealized foreign currency translation gain or loss.
Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
Public and Private Offerings of Common Units
The following table summarizes the issuances of common units over the three years ending December 31, 2017:

Date	Offering Type	Number of Common Units Issued	Offering Price	Gross Proceeds (i)	Net Proceeds	Use of Proceeds
				(in millions of U.S. Dollars)
During 2015	COP	211,077	(ii)	3.6	3.5	General corporate purposes
July 2015	Private	14,402,304	$20.83	306.1	306.1	Partially finance the acquisition of the Dropdown Predecessor.
During 2016	COP	5,525,310	(iii)	31.8	31.0	General corporate purposes
June 2016	Private	21,978,022	$4.55	102.0	99.5	For general corporate purposes, which included funding existing newbuilding installments and capital conversion projects.
During 2016	PIK	4,558,624	(iv)	0.5	0.5	(iv)
June 2016	Series C Conversion	8,323,809	(v)	0.9	0.7	(v)
During 2017	PIK	6,391,087	(iv)	29.8	29.8	(iv)
September 2017	Private	256,000,000	(vi)	640.0	628.1	To strengthen the Partnership's capital structure and to fund the Partnership's existing growth projects.

(i)	Including the General Partner’s proportionate capital contribution, where applicable.

(ii)
In May 2013, the Partnership implemented a continuous offering program (or COP), under which the Partnership could issue new common units, representing limited partner interests, at market prices from time to time up to a maximum aggregate amount of $100 million.

(iii)	In June 2016, the Partnership implemented a replacement $100 million COP.

(iv)
Common units issued as a payment-in-kind for the distributions on the Partnership's Series C-1 and D Preferred Units and on the Partnership's common units and general partner interest held by subsidiaries of Teekay Corporation and payment-in-kind for interest on the 2016 Teekay Corporation Promissory Note (see note 11f).

(v)
In June 2016, the Partnership and the holders of the Series C Preferred Units exchanged approximately 1.9 million of the Series C Preferred Units for approximately 8.3 million common units of the Partnership. The number of common units issued consisted of the approximately 1.9 million common units that would have been issuable under the original conversion terms of the Series C Preferred Units plus an additional approximately 6.4 million common units to induce the exchange (the Inducement Premium).

(vi)
In September 2017, as part of the Brookfield Transaction, the Partnership issued to Brookfield 244.0 million common units and the Brookfield Transaction Warrants to purchase 62.4 million common units, for gross proceeds of $610.0 million. In addition, the Partnership issued to Teekay Corporation 12.0 million common units and the Brookfield Transaction Warrants to purchase 3.1 million common units, for gross proceeds of $30.0 million. The net proceeds are exclusive of expenses allocated to the Brookfield Transaction Warrants of $1.4 million.

17.	Unit Based Compensation

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

During the year ended December 31, 2017, a total of 56,950 common units, with an aggregate value of $0.3 million, were granted and issued to the non-management directors of the general partner as part of their annual compensation for 2017.

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provided services to the Partnership. During March 2017, 2016 and 2015, the Partnership granted restricted unit-based compensation awards with respect to 321,318, 601,368 and 102,834 units, respectively, with aggregate grant date fair values of $1.6 million, $2.4 million and $2.1 million, respectively for 2017, 2016 and 2015, based on the Partnership’s closing unit price on the grant dates. Each restricted unit is equal in value to one of the Partnership’s common units. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash. As at December 31, 2017, 2016 and 2015 the Partnership had 480,301, 361,355 and 87,534 non-vested units, respectively.

During the year ended December 31, 2017, restricted unit-based awards with respect to a total of 255,370 common units with a fair value of $2.2 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 83,060 common units and by paying $0.6 million in cash.

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

The Partnership recorded unit-based compensation expense of $0.9 million, $1.9 million and $0.9 million, during the years ended December 31, 2017, 2016 and 2015, respectively, in general and administrative expenses in the Partnership’s consolidated statements of (loss) income.

As of December 31, 2017 and December 31, 2016, liabilities relating to cash settled restricted unit-based compensation awards of $0.5 million and $1.1 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at December 31, 2017, the Partnership had $1.1 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of 0.7 years.

18.	(Write-down) and Gain (Loss) on Sale of Vessels and Conventional Tankers Dispositions

(Write-down) and Gain (Loss) on Sale of Vessels
In 2017, the carrying value of two FPSO units were written down to their estimated fair value, using a discounted cash flow valuation. The Petrojarl I FPSO unit was written down to its estimated fair value, as a result of increasing costs associated with additional upgrade work required and estimated liquidated damages to the charterer associated with the delay in the commencement of the unit's operations. During the third quarter of 2017, the Petrojarl I FPSO unit was moved from the Damen Shipyard in the Netherlands to complete upgrades at the Aibel AS shipyard in Norway. Upon arrival at the Aibel AS shipyard, it was determined that additional upgrade work was required, resulting in a further increase in costs and a further delay of the commencement of the FPSO unit's operations until the second quarter of 2018. In addition, during the third quarter of 2017, the Petrojarl Cidade de Rio das Ostras FPSO unit was written down to its estimated fair value, using a discounted cash flow valuation, as a result of a change in the operating plans for the unit resulting from receiving confirmation from the charterer in the third quarter of 2017 that it planned to redeliver the unit upon completion of the firm charter contract in January 2018. The Partnership's consolidated statement of loss for the year ended December 31, 2017 includes an aggregate $265.2 million write-down related to these units. The write-downs are included in the Partnership's FPSO segment.
In 2017, the carrying value of the HiLoad DP unit was written down to its estimated fair value using a discounted cash flow valuation. The unit was written down as a result of a change in expectations for the future employment opportunities for the unit and the unit proceeding into lay-up. The Partnership's consolidated statement of loss for the year ended December 31, 2017 includes a $26.3 million write-down related to this unit. The write-down is included in the Partnership's shuttle tanker segment.
In 2017, the carrying value of three shuttle tankers were written down to their estimated fair values, using appraised values. The Nordic Brasilia and Nordic Rio shuttle tankers were written down to their estimated fair values as a result of a change in the operating plans for these vessels, due to the redelivery of these vessels from their charterer after completing their bareboat charter contracts in July 2017 and a resulting change in expectations for the future opportunities for the vessels. The Partnership's consolidated statement of loss for the year ended December 31, 2017 includes a $25.2 million write-down related to these units, of which $10.8 million is included in a 50%-owned subsidiary of the Partnership. The write-downs are included in the Partnership's shuttle tanker segment. During the third quarter of 2017, the Navion Marita was written down to its estimated fair value as a result of the expected sale of the vessel. The vessel was sold during the fourth quarter of 2017 for gross proceeds of $5.7 million resulting in a loss on sale of approximately $0.2 million recorded during the fourth quarter of 2017. The carrying value of the Navion Marita had previously been written down to its estimated fair value, using an appraised value as a result of fewer opportunities to trade the vessel in the conventional tanker market. The Partnership’s consolidated statement of income for the year ended December 31, 2016, includes a $2.1 million write-down related to the vessel.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

During the fourth quarter of 2017, the Partnership sold the Navion Saga FSO for gross proceeds of $7.4 million, resulting in a gain on sale of approximately $0.4 million recorded during the fourth quarter of 2017. The unit had previously been written down to its estimated fair value, using an appraised value as a result of the expected sale of the unit and the unit was classified as held-for-sale on the Partnership’s consolidated balance sheet as at December 31, 2016. The Partnership’s consolidated statement of income for the year ended December 31, 2016 includes a $1.7 million write-down related to this unit. The write-down is included in the Partnership’s FSO segment.
In 2016, the Partnership sold a 1992-built shuttle tanker, the Navion Torinita, for net proceeds of $5.0 million, which was the approximate carrying value of the vessel at the time of sale, and sold a 1995-built shuttle tanker, the Navion Europa, for net proceeds of $14.4 million, for which the Partnership recorded a gain on sale of $6.8 million in the Partnership's shuttle tanker segment, in a 67%-owned subsidiary of the Partnership. The recorded gain on sale of $6.8 million includes both the Partnership's interest and the non-controlling interest. The Navion Torinita had previously been written down to its estimated fair value, using an appraised value as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015. The Partnership’s consolidated statement of income for the year ended December 31, 2015 includes a $1.7 million write-down related to this vessel. The write-down and gain on sale are included in the Partnership’s shuttle tanker segment.

In 2016, the Partnership canceled the UMS construction contracts for its two UMS newbuildings. As a result, the carrying values of these two UMS newbuildings were written down to $nil. The Partnership's consolidated statements of income for the year ended December 31, 2016 includes a $43.7 million write-down related to these two UMS newbuildings (see notes 4 and 14b). The write-down is included in the Partnership’s UMS segment.

In 2015, the carrying values of two of the Partnership’s 2000s-built conventional tankers and seven of the Partnership’s 1990s-built shuttle tankers were written down to their estimated fair value, using appraised values. The write-down of the two conventional tankers was the result of the expected sale of the vessels and the vessels were classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015 (see below). The Partnership’s consolidated statement of income for the year ended December 31, 2015, includes a $3.9 million write-down related to these two conventional tankers. The write-down was included in the Partnership’s conventional tanker segment. Of the seven shuttle tankers, during the first quarter of 2015, one shuttle tanker was written down as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015. An additional shuttle tanker was written down during the first quarter of 2015 as a result of a change in the operating plan of the vessel. In the fourth quarter of 2015, the write-down of five shuttle tankers, which have an average age of 17.5 years, was the result of changes in our expectations of their future opportunities, primarily due to their advanced age. The Partnership’s consolidated statement of income for the year ended December 31, 2015, includes total write-downs of $66.7 million related to these seven shuttle tankers. The write-downs are included in the Partnership’s shuttle tanker segment. In 2015, the Partnership sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Partnership’s consolidated statement of income for the year ended December 31, 2015 includes a $1.6 million gain related to the sale of this vessel. The gain on sale is included in the Partnership’s shuttle tanker segment.

Conventional Tankers Dispositions

In March 2016, the time-charter contract with a subsidiary of Teekay Corporation for a 2004-built conventional tanker, the Kilimanjaro Spirit, was terminated by the Partnership. The Partnership concurrently received an early termination fee of $4.0 million from Teekay Corporation. Immediately following the charter termination, the Partnership sold the Kilimanjaro Spirit for net proceeds of $26.7 million and also sold a 2003-built conventional tanker, the Fuji Spirit, for net proceeds of $23.7 million, which were the approximate carrying values of the vessels at the time of sale. The two vessels were classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015. As part of the sale of these vessels, the Partnership is in-chartering these vessels for a period of three years each, both with an additional one-year extension option. The vessels are currently trading in the spot conventional market.

In December 2015, bareboat and time-charter contracts with a subsidiary of Teekay Corporation for the SPT Explorer, Navigator Spirit and Fuji Spirit were terminated by the Partnership. The Partnership concurrently paid total net charter termination fees to Teekay Corporation of $1.8 million. Immediately following the charter terminations, the Partnership sold its 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the SPT Explorer and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers Ltd., a company under common control at that time, for net proceeds of $39.0 million, consisting of $80.0 million for the vessels and $8.6 million for working capital less $49.6 million for assumption of long-term debt. The $14.3 million excess of the purchase price over the Partnership’s carrying value of SPT Explorer L.L.C. and Navigator Spirit L.L.C. was accounted for as an equity contribution in the Partnership’s consolidated statement of changes in total equity.

The following table summarizes the pretax profit and components thereof for the SPT Explorer, Navigator Spirit, Fuji Spirit and Kilimanjaro Spirit for the periods presented in the consolidated statements of income, while these vessels were owned by the Partnership:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Revenues	—	8,030	30,230
Voyage expenses	—	(435)	(2,326)
Vessel operating expenses	—	(1,340)	(6,234)
Depreciation and amortization	—	—	(6,583)
General and administrative	—	(1)	(11)
Income from vessel operations	—	6,254	15,076
Interest expense	—	(142)	(1,007)
Foreign currency exchange loss	—	(4)	(7)
Other expense - net	—	—	—
Net income before income tax expense	—	6,108	14,062

19.	Investment in Equity Accounted Joint Ventures

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture of the Partnership and Ocyan S.A. (or Ocyan) (formerly Odebrecht Oil & Gas S.A.) which vessel was converted to a new FPSO unit for the Libra field in Brazil. The FPSO unit commenced operations in late-2017. In conjunction with the conversion project, in late-2015, the Libra Joint Venture entered into a ten-year plus construction period term loan facility, which as at December 31, 2017 had an outstanding balance of $804 million. The interest payments of the loan facility are based on LIBOR, plus a margin of 2.65%. The final payment under the loan facility is due in October 2027. The Partnership and Ocyan have severally guaranteed to the banks their 50% shares of the equity contributions scheduled to fund the conversion project, and have jointly guaranteed any unexpected equity requirements. In addition, the Libra Joint Venture entered into ten-year interest rate swap agreements to economically hedge expected interest payments on the loan facility until 2027, with an aggregate notional amount of $493 million as at December 31, 2017, which amortizes quarterly over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a weighted average fixed rate of 2.55%. These interest rate swap agreements have been designated as qualifying cash flow hedging instruments for accounting purposes.

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Ocyan, which owns the Itajai FPSO unit. Included in the joint venture is an eight-year loan facility, which as at December 31, 2017 had an outstanding balance of $169 million. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.15% and 2.45%. The final payment under the loan facility is due in October 2021. The Partnership has guaranteed its 50% share of the loan facility. In addition, the joint venture entered into ten-year interest rate swap agreements with an aggregate notional amount of $75 million as at December 31, 2017, which amortizes semi-annually over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.63%. These interest rate swap agreements are not designated as qualifying cash flow hedging instruments for accounting purposes.

As at December 31, 2017 and 2016, the Partnership had total investments of $169.9 million and $141.8 million, respectively, in equity accounted joint ventures. No indicators of impairment existed at December 31, 2017 and 2016.

The following table presents aggregated summarized financial information assuming a 100% ownership interest in the Partnership’s equity accounted joint ventures. The results included are for the Itajai FPSO joint venture and the Libra Joint Venture.

	As at December 31,
	2017 $	2016 $
Cash and cash equivalents	110,786	48,561
Other assets - current	66,159	17,172
Vessels and equipment	1,219,636	1,001,337
Other assets - non-current	43,584	10,128
Current portion of long-term debt	181,151	105,736
Other liabilities - current	84,532	40,015
Long-term debt	720,501	607,588
Other liabilities - non-current	114,377	29,795

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Year ended December 31,
	2017 $	2016 $	2015 $
Revenues	90,662	80,999	82,831
Income from vessel operations	45,281	42,380	37,351
Realized and unrealized (loss) gain on derivative instruments	(139)	1,608	(13,214)
Net income	28,884	35,866	15,344

The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners.

20.	Subsequent Events

a)
In January 2018, the Partnership completed a public offering of $120.0 million of its 8.875% Series E Preferred Units at $25.00 per unit, including $5.0 million of the units sold pursuant to the exercise of the underwriters' over-allotment option, raising net proceeds of approximately $116.0 million. Distributions will be payable on the Series E Preferred Units (i) from and including the original issue date to, but excluding February 15, 2025 at a fixed rate equal to 8.875% per annum of the stated liquidation preference of $25.00 per unit and (ii) from and including February 15, 2025, at a floating rate equal to three-month LIBOR plus a spread of 640.7 basis points. The Partnership expects to use the net proceeds from the public offering for general corporate purposes, which may include funding installment payments on newbuildings and conversion projects and debt repayments.

b)
In January 2018, as part of the Brookfield Transaction, the Partnership acquired certain management companies from Teekay Corporation. The companies were transferred at their net asset values, which approximated fair value, as of December 31, 2017 for total cash consideration of approximately $16 million. The companies will form part of the consolidated financial statements of the Partnership, effective January 1, 2018.