Form 20-F
period 2021-12-31
Altera Infrastructure L.P.
filed 2022-03-09
CIK 1382298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________
FORM 20-F
___________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
4,909,063 Series B Preferred Units
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

In addition to historical information, this Annual Report contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•our distribution policy and our ability to resume making cash distributions on our units;
•our future growth prospects, business strategy, and other plans and objectives for future operations;
•future capital expenditures and availability of capital resources to fund capital expenditures;
•our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next one-year period;
•our ability to enter into new debt facilities, borrow additional amounts under existing facilities, refinance or extend existing debt obligations, to fund capital expenditures, to sell certain assets, to pursue growth projects and to negotiate extensions or redeployments of existing assets;
•measures taken to improve our debt maturity profile and enhance our liquidity and financial flexibility;
•our ability to maintain and expand long-term relationships with major oil companies, including our ability to service fields until they no longer produce, and the potential negative impact of low oil prices on the likelihood of certain contract extensions;
•the derivation of a substantial majority of revenue from a limited number of customers;
•our ability to leverage to our advantage the expertise, relationships and reputation of Brookfield Business Partners L.P. together with its institutional partners (Brookfield Business Partners L.P. and/or any one or more of its affiliates referred to herein as Brookfield) to pursue growth opportunities;
•the outcome and cost of claims and potential claims against us, including, among others, claims and potential claims by COSCO (Nantong) Shipyard (or COSCO) relating to Logitel Offshore Rig III LLC, Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd (or Logitel) and related to Brookfield's acquisition by merger of the outstanding publicly held common units;
•the outcome of an investigation by Norwegian authorities of potential violations of Norwegian pollution and export laws in connection with shuttle tanker export and subsequent recycling activities;
•our continued ability to enter into fixed-rate time charters and floating production, storage and offloading (or FPSO) contracts with customers;
•results of operations and revenues and expenses;
•our competitive advantage in the shuttle tanker market;
•the expected lifespan and estimated sales price or recycling value of vessels;
•our expectations as to any impairment of our vessels;
•acquisitions from third parties and obtaining offshore projects that we bid on or may be awarded;
•certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings and acquisitions, including our shuttle tanker newbuilding;
•the expected employment of shuttle tanker newbuilding;
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
•our compliance or ability to comply with covenants under our credit facilities and leases;
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
•our general and administrative expenses as a public company and for reimbursements of fees and costs of Altera Infrastructure GP L.L.C., our general partner;
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
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
The holding of units of our Partnership involves substantial risks. You should carefully consider the following factors in addition to the other information set forth in this Annual Report on Form 20-F. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results, and the trading price of, our preferred units.
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
•reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;
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
Although disruption and effects from the COVID-19 pandemic may be moderated by vaccines, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any business disruption and the related financial impact to us cannot be reasonably estimated at this time. In addition, public health threats and other highly communicable disease outbreaks, such as the COVID-19 pandemic, could adversely affect the business, results of operations or financial condition of us or our customers, suppliers and other business partners and adversely affect the global economy, including worldwide demand for crude oil and the level of demand for the types of services we offer.
The growth of our existing businesses depends on continued growth in global and regional demand for offshore oil transportation and processing and storage services.
Our long-term growth strategy includes a focus on expanding our fleet of shuttle tankers and FPSO units under medium-to-long term charter contracts. Accordingly, our growth depends on continued world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:
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
Oil prices have significantly declined since mid-2014, with steep declines as recently as in 2020, due to the uncertainty regarding demand created by the COVID-19 pandemic, before recovering well in 2021 and into 2022 as increasing COVID-19 vaccination rates, loosening pandemic-related restrictions, and a growing economy resulted in global demand rising faster than supply. A decline in oil prices may adversely affect our business, financial condition and operating results, as a result of, among other things:
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

•customers potentially seeking to renegotiate or terminate existing vessel contracts, failing to extend or renew contracts upon expiration, or seeking to negotiate cancellable contracts;
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

Three of our customers accounted for an aggregate of 55% and 53% of our consolidated revenues during the years ended December 31, 2021 and 2020, respectively. If we lose a key customer, we may be unable to obtain replacement charters. If a customer exercises its right under some charters to purchase the vessel, or terminate the charter, we may be unable to acquire an adequate replacement vessel or charter. Any replacement newbuilding would not generate revenues during its construction and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. The loss of any of our significant customers or a reduction in anticipated revenues from them could have a material adverse effect on our business, operating results and financial condition.

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
Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions should the conflict further escalate. While it is difficult to anticipate the potential for any indirect impact the sanctions announced to date may have on our business and us, any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, such as restrictions on oil shipments from Russia, could lead to increased volatility in global oil demand which, could have a material adverse impact on our business, results of operations and financial condition.

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
During the years ended December 31, 2021 and 2020, we recognized impairment expenses, net of $116 million and $269 million, respectively. Further, during the year ended December 31, 2021, our equity in earnings in the joint venture includes an impairment expense of $36 million recognized within our Itajai Joint Venture on the Cidade de Itajai FPSO unit (December 31, 2020 - $nil). Refer to Item 18 – Financial Statements: Note 10 - Vessels and Equipment and Note 12 - Equity Accounted Investments. We may also recognize additional vessel or equipment impairments in the future.
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
War, military tension, revolutions, piracy and terrorist attacks, or increases in such events or activities, including current or future tensions and the invasion of Ukraine by Russia, could create or increase instability in the world’s financial and commercial markets. This may significantly increase political and economic instability in some of the geographic markets in which we operate or may operate in the future, and may affect demand for our services, contribute to high levels of volatility in charter rates or oil prices and affect capital markets and our access to capital. In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and our vessels could be targets of pirates, hijackers, terrorists or warlike operations. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ on-board armed security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate the charters and hijacking, as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and operating results.

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
Our subsidiary, Altera Infrastructure Norway AS, is subject to an ongoing investigation relating to suspected violations of Norwegian pollution and export laws. The investigations are currently ongoing and relate to shuttle tanker exports from the Norwegian Continental Shelf in 2018. Whilst the Norwegian authorities continue their review of seized materials, we have, together with our advisors, continued to review materials connected with such export and, having not identified that any such process breached any export laws, continue to deny the allegations brought. Although we have not identified any such violations and deny the charges, no assurance can be made with respect to the results or timing of the ongoing review and investigations. Should the Norwegian authorities conclude that Altera Infrastructure Norway AS has breached relevant export restrictions, this may result in fines against the company as well as cause us wider reputational damage.
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
An increasing concern for, and focus on climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions (including from various jurisdictions and the IMO). These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Compliance with these or other regulations and our efforts to participate in reducing greenhouse gas emissions will likely increase our compliance costs, require additional capital expenditures to reduce vessel emissions and require changes to our business.
Our business includes producing, transporting and storing oil and refined petroleum products. Regulatory changes and growing public concern about the environmental impact of climate change may lead to reduced demand for hydrocarbon products and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. We expect regulatory and consumer efforts aimed at combating climate change to intensify and accelerate. Although we do not expect demand for oil and gas to decline dramatically over the short-term, in the long-term, climate change initiatives will likely significantly affect demand for oil and gas and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition and results of operations.
Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their Environmental, Social and Governance (or ESG) policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and their business, financial condition and stock price may be adversely affected.
We may face increasing pressures from investors, lenders, customers and other market participants, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, and so that we can continue to attract the employees needed to operate our business, especially given our business of producing, transporting and storing oil and refined petroleum products. In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to Our Liquidity

We have limited current liquidity.
As at December 31, 2021, we had total liquidity of $190.9 million and a working capital deficit of $276.4 million. Our limited availability under existing credit facilities and our current working capital deficit could limit our ability to meet our financial obligations and growth prospects. We expect to manage our working capital deficit primarily with amounts generated from operations, including extensions and redeployments of existing assets, and additional potential sources of financing, including entering into new debt facilities, borrowing additional amounts under existing facilities, the refinancing, extension or other amendments, including amendment of financial covenants, of certain borrowings and interest rate swaps, selling certain assets, seeking joint venture partners for the Partnership's business interests, enter into sale-leaseback agreements, increasing equity, and other potential liability management transactions. However, there can be no assurance that any such sources of financing will be available to us on acceptable terms, if at all.
We have suspended, and are contractually restricted from making, quarterly cash distributions on our Preferred Units.
In July 2021, we suspended the payment of quarterly cash distributions on our outstanding common units and Preferred Units. In addition, no distributions on the Preferred Units will be permitted without noteholder consent while the 11.50% PIK Notes issued in the Brookfield Exchanges remain outstanding. However, all distributions on the Preferred Units will continue to accrue and must be paid in full before distributions to Class A and Class B common unitholders can be made.
If we cannot meet the continued listing requirements of the NYSE, the NYSE may delist our Preferred Units, which would have an adverse impact on the trading volume, liquidity and market price of our Preferred Units.
Our Preferred Units are currently listed on the NYSE, and we are therefore subject to certain of the NYSE’s continued listing requirements. If the Preferred Units were to be delisted from the NYSE for any reason, it could negatively impact us as it could reduce the liquidity and market price of the Preferred Units, reduce the number of investors willing to hold or acquire the Preferred Units, and negatively impact our ability to obtain future financing.
Our ability to repay or refinance our debt obligations and to fund our capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures with cash from operations or by issuing debt or equity securities, our financial leverage may increase or our unitholders may be diluted. Our business may be adversely affected if we need to access other sources of funding.

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

Such measures may not be successful, and additional debt or equity capital may not be available on acceptable terms or enable us to meet our debt obligations, capital expenditure or other obligations. In addition, our existing financing agreements may restrict our ability to implement some of these measures. The sale of certain assets will reduce cash from operations. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements and would likely result in a reduction of our credit rating, which in turn could harm our ability to incur additional indebtedness.
The use of cash from operations to satisfy debt obligations, capital expenditure or other obligations will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions in general. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in unitholder dilution.
Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other business opportunities and paying distributions.
As at December 31, 2021, our total borrowings were approximately $2.5 billion and our net debt to capitalization ratio was 97%. The payment of interest “in-kind” under our 11.50% PIK Notes and 12.50% PIK Notes held by Brookfield will reduce our interim debt service expenses but will increase the principal amount of our otherwise outstanding indebtedness. If we are awarded contracts for additional offshore projects or otherwise acquire additional vessels, our consolidated debt may further increase. We may incur additional debt under existing or future credit facilities. Our level of debt could have important consequences to us, including:
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
Obligations under our borrowings are secured by the majority of our vessels, and if we are unable to repay debt under the borrowings, the lenders could seek to foreclose on those assets. Our ability to comply with covenants and restrictions contained in our borrowings may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion or all of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. This could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. We might not have, nor be able to obtain, sufficient funds to make these accelerated payments, which would likely result in a material adverse effect on our business and may impair our ability to continue as a going concern. Furthermore, the termination of any of our charter contracts by our customers could result in the repayment of the debt facilities to which the chartered vessels relate. As at December 31, 2021, we were in compliance with all covenants relating to our consolidated borrowings.
Restrictions in our financing agreements currently, and in the future may continue to, prevent us or our subsidiaries from paying distributions.
The payment of principal and interest on our subsidiaries borrowings reduces cash available for distribution to us. In addition, no distributions on the Preferred Units will be permitted without noteholder consent while the 11.50% PIK Notes issued in the Brookfield Exchanges remain outstanding. See “—We have suspended, and are contractually restricted from making, quarterly cash distributions on our Preferred Units.” Furthermore, our and our subsidiaries’ other financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:
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

Our variable-rate indebtedness and lease obligations subject us to interest rate risk, which could cause our debt service and lease obligations to increase.
We are subject to interest rate risk in connection with borrowings and leases which bear interest at variable rates. Interest rates have recently been at relatively low levels and any increase in interest rates could impact the amount of our interest payments, and accordingly, our future earnings and cash flow. In addition, any hedging activities we may enter into may not be effective in fully mitigating our interest rate risk from our variable rate obligations.
There is uncertainty as to the continued use of LIBOR in the future, and the interest rates on our LIBOR-based obligations may increase in the future.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. As of December 31, 2021, LIBOR is no longer published on a representative basis, with the exception of the most commonly used tenors of U.S. dollar (USD) LIBOR which will no longer be published on a representative basis after June 30, 2023. Global regulators are working with the financial sector to transition away from the use of LIBOR and towards the adoption of alternative reference rates. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (SOFR). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market acceptance as a LIBOR replacement tool remains in question. As such, the future of LIBOR at this time is uncertain.

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
We have not made quarterly distributions on our common units since 2018. Subject to the limitations in our partnership agreement, and our financing agreements, our general partner may elect, however, at any time, to distribute our available cash each quarter to our limited partners. “Available cash” is defined in our partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own), less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to:
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
As at the date of this Annual Report, affiliates of Brookfield held 98.7% of our outstanding common units and a 100% interest in our general partner. In addition, as of December 31, 2021, our total borrowings from and indebtedness owed to Brookfield and its affiliates totaled $797 million. Neither we nor our general partner or its officers and directors owe any fiduciary duties to holders of our preferred units or Class A common units, other than an implied contractual duty of good faith and fair dealing pursuant to our partnership agreement. Four directors of our general partner also serve as officers, management or non-independent directors (as well as two other directors who serve as independents) of Brookfield or other affiliates of Brookfield. Consequently, these directors may encounter situations in which their fiduciary obligations to Brookfield, or its other affiliates, on one hand, and any obligation to us or our unitholders, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:
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
As reported in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, we had a material weakness in our internal control over financial reporting. While we have remediated this material weakness during the fiscal year ended December 31, 2021 and concluded that our internal control over financial reporting was effective as of December 31, 2021, such remediation does not guarantee that our remediated controls will continue to operate properly, or that we will not experience another material weakness in the future.

Internal controls related to the operation of technology systems are critical to maintaining adequate internal control over financial reporting. As disclosed in Item 15 “Controls and Procedures” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 that we filed with the SEC on March 4, 2021, management had identified a material weakness evidencing an ineffective control environment relating to ineffective information technology general controls in the areas of user access over certain information technology systems that support our financial reporting processes. As a result, management concluded that our internal control over financial reporting was not effective as of December 31, 2020. As of December 31, 2021, this material weakness has been remediated and we have concluded that our internal control over financial reporting was effective. However, we recognize that maintaining adequate internal control over financial reporting will continue to require significant management attention and expense, and we cannot assure you that we will not identify similar material weaknesses in the future. If new material weaknesses are identified in our internal controls then the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding the timely filing of periodic reports or the NYSE listing requirements.
Risks Related to Taxation
In addition to the following risk factors, refer to "Item 10E. – Taxation – Material United States Federal Income Tax Considerations and Item 10E. – Taxation – Non-United States Tax Considerations" for further discussion of the expected material U.S. federal and non-U.S. income tax considerations and relating to the ownership and disposition of our units.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for such purposes in any taxable year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an “active partner” test and does not elect out of “look through” treatment, either (i) at least 75% of its gross income consists of “passive income,” or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries' current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our and our look-through subsidiaries’ assets, income or operations.

If we or the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under "Item 10 – Additional Information – Material United States Federal Income Tax Considerations") held units, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read Item "10 – Additional Information: Material United States Federal Income Tax Considerations –- United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification."

We are subject to taxes, which reduces our cash available for distribution to partners.

We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted.

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the EU and Organization for Economic Co-operation and Development (the “OECD”) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue.

In January 2019, the OECD announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two “pillars.” Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. In the third quarter of 2021, more than 130 countries tentatively signed on to a framework that imposes a minimum tax rate of 15%, among other provisions. Qualifying international shipping income is exempt from many aspects of this framework. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules, which are generally consistent with agreement reached by the framework in October 2021. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. As this framework is subject to further negotiation, final approval by the G20, and implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations are uncertain.

The U.S. presidential administration and members of the U.S. Congress have proposed significant changes in U.S. federal income tax law, regulation and government policy within the United States, which could affect us and our business. These proposals are being considered by the U.S. Congress, but the likelihood of these or other changes being enacted or implemented is unclear. We are currently unable to predict whether these or other changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers or our consumers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

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
In September 2017, affiliates of Brookfield purchased from an affiliate of Teekay Corporation (NYSE: TK) a 49% interest in our general partner and purchased common units, then representing an approximately 60% interest in our total outstanding common units, and certain warrants to purchase additional common units from us. In July 2018, Brookfield, through an affiliate, exercised its option to acquire an additional 2% interest in our general partner from an affiliate of Teekay Corporation. In May 2019, Brookfield purchased Teekay Corporation's remaining interest in us, which increased Brookfield's ownership to a 100% interest in our general partner and approximately 73% of our outstanding common units. On January 22, 2020, Brookfield completed its acquisition by merger (the Merger) of all of the outstanding publicly held and listed common units representing our limited partner interests held by parties other than Brookfield (or unaffiliated unitholders) pursuant to a merger agreement (the Merger Agreement) among us, our general partner and certain members of Brookfield. Under the terms of the Merger Agreement, (a) a newly formed subsidiary of Brookfield merged with and into us and we survived as a wholly owned subsidiary of Brookfield and our general partner, and (b) common units held by unaffiliated unitholders were converted into the right to receive $1.55 in cash per common unit, other than common units held by unaffiliated unitholders who elected to receive the equity consideration. As an alternative to receiving the cash consideration in the merger, each unaffiliated unitholder had the option to elect to forego the cash consideration and instead receive one of our newly designated unlisted Class A common unit per common unit. The Class A common units are economically equivalent to the Class B common units held by Brookfield following the Merger, but have limited voting rights and limited transferability. Refer to Item 18 - Financial Statements: Note 22 - Equity.
As of December 31, 2021, Brookfield owns all of the Class B common units, representing approximately 98.7% of our outstanding common units. All of the Class A common units, representing approximately 1.3% of our outstanding common units, are held by the unaffiliated unitholders.
Refer to Item 18 – Financial Statements: Note 10 - Vessels and Equipment and Note 11 - Advances on Newbuilding Contracts for a description of our capital expenditures during 2021 and 2020 and capital expenditures currently in progress as at December 31, 2021.
The SEC maintains an Internet site at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website is www.alterainfra.com. The information contained on our website is not part of this annual report.
B.Business Overview
Overview
We are an international infrastructure services provider to the offshore oil and gas industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We have the following five operating segments which are organized based on how management views business activities within particular sectors: FPSO, Shuttle Tanker, floating storage and off-take (or FSO), Units for Maintenance and Safety (or UMS) and Towage. As at December 31, 2021, our fleet was as follows:

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	7	(i)	—	—		7
Shuttle Tanker Segment	22	(ii)	1	1	(iii)	24
FSO Segment	3		—	—		3
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Total	43		1	1		45
(i)Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which our ownership interest is 50 percent.
(ii)Includes two shuttle tankers in which our ownership interest is 50 percent.
(iii)Includes one DP2 shuttle tanker newbuildings scheduled for delivery in March 2022, which will operate under an existing contract off the East Coast of Canada.

The tables below provide a breakdown of total assets by operating segment and non-current assets by region as at December 31, 2021, and revenues for the year ended December 31, 2021 by operating segment and region.

Operating Segments

	Assets	Revenues
(in thousands of U.S Dollars)	As at December 31, 2021	Year Ended December 31, 2021
FPSO Segment	963,625	489,878
Shuttle Tanker Segment	2,093,467	513,495
FSO Segment	198,703	75,405
UMS Segment	58,900	895
Towage Segment	308,621	80,134
Eliminations	—	(8,547)
Corporate/Other
Cash and cash equivalents and restricted cash	255,756	—
Other assets	5,652	—
Total	3,884,724	1,151,260

Region

	Non-Current Assets	Revenues
(in thousands of U.S Dollars)	As at December 31, 2021	Year Ended December 31, 2021
Norway(1)	1,856,112	630,708
Brazil(1)	775,764	176,646
Netherlands	277,567	71,313
Canada	365,608	109,366
United Kingdom(1)	69,606	115,031
Other	79,483	48,196
Total	3,424,140	1,151,260
(1)Reference to Norway, the United Kingdom and Brazil are to income from activities occurring on the Norwegian, the United Kingdom and Brazilian continental shelves respectively.
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
At December 31, 2021, we owned five FPSO units, in which we have 100% ownership interests, three of which are in lay-up, and two FPSO units in which we have 50% ownership interests. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. Other major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, Bumi Armada, Yinson Holdings, Bluewater and MISC.

The following table provides additional information about our FPSO units as of December 31, 2021:

Unit	Production Capacity (bbl/day)	Built	Ownership	Field Name and Location	Charterer	Contract End Date
Pioneiro de Libra	50,000	2017	50%	Mero/Libra, Brazil	Petrobras	November 2029
Petrojarl Knarr	63,000	2014	100%	Knarr, Norway	Shell	May 2022
Cidade de Itajai	80,000	2012	50%	Bauna and Piracaba, Brazil	Karoon	February 2026 (1)
Petrojarl I	30,000	1986	100%	Atlanta, Brazil	Enauta	May 2023 (2)
Piranema Spirit	30,000	2007	100%		Lay-up
Petrojarl Varg	57,000	1998	100%		Lay-up
Voyageur Spirit	30,000	2008	100%		Lay-up
Total capacity	340,000
(1)The charterer has options to extend the contract to February 2028.
(2)Until May 2023, the charterer has termination rights with four months' notice subject to the payment of certain termination fees. In January 2022, the contract was extended by one year to May 2024, with one year option to May 2025.The extension has similar termination rights as the existing contract.

The table below provides a breakdown of revenues for our FPSO segment by region:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
(in thousands of U.S Dollars)	$	$	$
Norway(1)	298,191	266,970	289,669
Brazil(1)	76,656	88,234	121,124
United Kingdom(1)(2)	115,031	128,093	66,803
Total	489,878	483,297	477,596
(1)Reference to Norway, the United Kingdom and Brazil are to income from activities occurring on the Norwegian, the United Kingdom and Brazilian continental shelves respectively.
(2)Includes revenues earned through management services provided for FPSO units on behalf of disponent owners or charterers.
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
Our shuttle tankers are primarily subject to long-term, fixed-rate time-charter or contracts of affreightment for various fields. The number of voyages performed under the contracts of affreightment depends mainly upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel’s manager. Shuttle tanker demand may be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms. The shuttle tankers in our contract of affreightment fleet may operate in the conventional spot market during downtime or maintenance periods for oil field installations, which provides increased utilization for the fleet.
Shuttle tankers primarily operate in Brazil, the North Sea and off the East Coast of Canada. As of December 31, 2021, we owned 22 shuttle tankers, of which two are 50% owned, had one shuttle tanker under construction and chartered-in an additional shuttle tanker. Other shuttle tanker owners include Knutsen, AET and Viken MOL. We believe that we have competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea, Brazil and the East Coast of Canada.

The following tables provide additional information about our shuttle tankers, including our shuttle tanker newbuildings, as of December 31, 2021:

Vessel	Capacity (dwt)	Built	Ownership	Positioning System	Operating Region	Contract Type(1)	Charterer	Contract End Date
Tide Spirit	129,830	2020	100%	DP2	North Sea	CoA
Aker BP, BP, Capricorn, ConocoPhillips, DNO, Eni, Enquest, Equinor, Idemitsu,Ithaca, Lundin, M Vest Energy, Molgrowest, NEO Energy, OKEA, OMV, ONE Dyas, PGNiG, Premier Oil, Repsol Sinopec, Shell, Taqa Bratani, Vår Energi, Wintershall Dea(3)

Scott Spirit	109,300	2011	100%	DP2	North Sea	CoA
Peary Spirit	109,300	2011	100%	DP2	North Sea	CoA
Nansen Spirit	109,300	2010	100%	DP2	North Sea	CoA
Amundsen Spirit	109,300	2010	100%	DP2	North Sea(2)	CoA
Petroatlantic	93,000	2003	100%	DP2	North Sea	CoA
Petronordic	93,000	2002	100%	DP2	North Sea	CoA
Ingrid Knutsen	111,600	2013	In-chartered (until November 2022)	DP2	North Sea	CoA
Altera Wind	103,500	2021	100%	DP2	North Sea	CoA
Altera Wave	103,500	2021	100%	DP2	North Sea	CoA
Samba Spirit	154,100	2013	100%	DP2	Brazil	TC	Shell	June 2023
Lambada Spirit	154,000	2013	100%	DP2	Brazil	TC	Shell	August 2023
Bossa Nova Spirit	155,000	2013	100%	DP2	Brazil	TC	Shell	November 2023
Sertanejo Spirit	155,000	2013	100%	DP2	Brazil	TC	Shell	January 2024
Beothuk Spirit	148,200	2017	100%	DP2	Canada	TC	ExxonMobil, Canada Hibernia, Chevron, Husky, Mosbacher, Murphy, Nalcor, Equinor, Suncor(3)	May 2030(6)
Norse Spirit	148,200	2017	100%	DP2	Canada	TC		May 2030(6)
Dorset Spirit	148,200	2018	100%	DP2	Canada	TC		May 2030(6)
Altera Thule(7)	148,200	2022	100%	DP2	Canada	NB		May 2030(6)
Navion Gothenburg	152,200	2006	50%(4)	DP2	Far-East	Spot
Nordic Brasilia	151,300	2004	100%	DP	Far-East	Spot
Nordic Rio	151,300	2004	50%(4)	DP	Far-East	Spot
Aurora Spirit	129,830	2020	100%	DP2	North Sea	TC	Equinor(5)	March 2035
Rainbow Spirit	129,830	2020	100%	DP2	North Sea	TC	Equinor(5)	March 2029
Current Spirit	129,830	2020	100%	DP2	North Sea	TC	Equinor(5)	March 2023
Total capacity	3,126,820
(1)“CoA” refers to contracts of affreightment, "TC" refers to time charters~~,~~ "NB" refers to newbuilding vessel.
(2)The Amundsen Spirit shuttle tanker was temporarily contracted to assist the East Coast of Canada fleet during the winter months of late-2021 and early-2022.
(3)The charter agreements specify which shuttle tankers may be employed under the contract and the actual usage depends on the transport demand.
(4)Owned through a partnership in which we have a 50% ownership interest.
(5)Under the terms of a master agreement with Equinor, the vessels are chartered under individual fixed-rate annually renewable time-charter contracts. The number of vessels Equinor is committed to in-charter may be adjusted annually based on the requirements of the fields serviced and the charter end date is based on the latest production forecast.
(6)The charterer may adjust the number of vessels servicing the East Coast of Canada contract by providing at least 24 months' notice.
(7)The newbuilding will operate in the East Coast of Canada.

Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months due to rougher weather conditions and oil production is at the highest as offshore installations perform turnarounds (a planned break in production) during the summer months. Turnarounds affect oil production as the installations may be partly or fully closed down for maintenance for shorter periods of time. This provides opportunities for repairs and maintenance on our vessels to be performed at the same time.
The table below provides a breakdown of revenues for our shuttle tanker segment by region:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
(in thousands of U.S Dollars)	$	$	$
Norway(1)	280,974	288,279	280,577
Brazil(1)	99,990	101,694	117,127
Canada	109,366	110,366	97,176
United Kingdom(1)	—	4,507	35,934
Other	23,165	37,845	18,773
Total	513,495	542,691	549,587

(1)Reference to Norway, the United Kingdom and Brazil are to income from activities occurring on the Norwegian, the United Kingdom and Brazilian continental shelves respectively.
FSO Segment
FSO units provide on-site storage for oil field installations. An FSO unit is generally used in combination with fixed or floating production systems that do not have sufficient oil storage capacity. FSO units are moored to the seabed at a safe distance from a field installation and receive cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. FSO units are often conversions of older shuttle tankers or conventional oil tankers. These conversions, which include installation of a loading and off-take system and hull refurbishment, can generally extend the lifespan of a vessel as an FSO unit by up to 20 years over the normal shuttle tanker lifespan of 20 years.
Our FSO units are generally placed on long-term, fixed-rate time charter contracts as an integrated part of the field development, which provides stable cash flows to us.
As of December 31, 2021, we owned three FSO units. The major markets for FSO units are Asia, West Africa, Northern Europe, the Mediterranean and the Middle East. Our primary competitors in the FSO market are conventional tanker owners who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.
The following table provides additional information about our FSO units as of December 31, 2021:

Vessel	Capacity (dwt)	Built	Ownership	Field name and location	Contract Type	Charterer	Contract End Date
Randgrid	124,500	1995	100%	Gina Krog, Norway	Time charter	Equinor	October 2022 (1)
Suksan Salamander	78,200	1993	100%	Bualuang, Thailand	Time charter	Medco Energi	August 2024 (1)
Falcon Spirit	124,500	1986	100%	Al Rayyan, Qatar	Time charter	Qatar Petroleum	May 2022
Total capacity	327,200
(1)Charterer has option to extend the time charter.

The table below provides a breakdown of revenues for our FSO segment by region:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
(in thousands of U.S Dollars)	$	$	$
Norway(1)	50,374	81,726	95,664
United Kingdom(1)	—	5,353	5,681
Australia	—	5,640	17,413
Other	25,031	21,148	21,359
Total	75,405	113,867	140,117
(1)    Reference to Norway and the United Kingdom are to income from activities occurring on the Norwegian and the United Kingdom continental shelves respectively.
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
The following table provides additional information about our UMS as of December 31, 2021:

Vessel	Berths	Built	Ownership	Location	Contract type
Arendal Spirit	500	2015	100%	Norway	Lay-up(1)
(1)In February 2022, the Partnership signed an agreement with Energean Isreal Ltd. to redeploy the Arendal Spirit UMS on a 100 day firm contract with extension options.

The table below provides a breakdown of revenues for our UMS segment by region:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
(in thousands of U.S Dollars)	$	$	$
Norway(1)	895	1,828	2,940
Total	895	1,828	2,940
(1)Reference to Norway is to income from activities occurring on the Norwegian continental shelf.
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
At December 31, 2021, we owned ten towage vessels.

The following table provides additional information about our towage vessels as of December 31, 2021:

Vessel	Bollard Pull (tonnes)	Built	Ownership	Contract Type
ALP Keeper	302	2018	100%	Voyage-charter
ALP Defender	305	2017	100%	Voyage-charter
ALP Sweeper	303	2017	100%	Voyage-charter
ALP Striker	309	2016	100%	Voyage-charter
ALP Centre	298	2010	100%	Voyage-charter
ALP Guard	285	2009	100%	Voyage-charter
ALP Winger	208	2007	100%	Voyage-charter
ALP Forward	219	2007	100%	Voyage-charter
ALP Ippon	198	2006	100%	Voyage-charter
ALP Ace	192	2006	100%	Voyage-charter

The table below provides a breakdown of revenues for our towage segment by region:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
(in thousands of U.S Dollars)	$	$	$
Netherlands	80,134	45,991	74,726
Total	80,134	45,991	74,726
Business Strategies
Through teamwork and innovation we are shaping the infrastructure of offshore energy, leading the industry to a sustainable future. Our long-term business strategy, "Nurture the core - transition for more", include the following:
•Harness the value of our existing business. Our customers demand partners that have a reputation for high reliability, sustainability, safety, environmental and quality standards. We intend to continue to leverage our operational expertise and customer relationships, as well as our uncompromised commitment to safety, to further expand and grow our core business. At the core of this effort is the redeployment of our key assets and execution of selective new projects, focusing on increased return on capital and the development of further capital light and asset management solutions.
•Decarbonize our industry. We are committed to drive innovation to identify and accelerate reduction of emissions. Our aim is to continue to capitalize on and secure value for our customers through our leading position in shipping decarbonization. This effort will require strong partnerships with like-minded customers, suppliers and technology centers, in addition to a strong focus on data analytics and the added innovation and value that can be driven by the right data.
•Seize our opportunity in the Energy Transition. We seek to maximize value for our unitholders, through our commitment to the energy transition and the new business opportunities arising within sustainable offshore industries. Altera has a strong platform and capabilities well suited to pivot into targeted opportunities.
•Champion the power of Altera - our TEAM. We commit to people who are driven, flexible and want to play their biggest game, focusing on attracting and retaining ambitious people that are eager to change and drive improvements. We work within our Accountability Leadership framework, always focused at being accountable, both as leaders and an organization. We will play our part in changing the world by driving sustainable behaviors, promoting diversity and inclusion and building on our positive social impact.
Customers
Our customers are predominantly global energy producers with whom we primarily have medium-to-long-term, fixed-rate contracts. Refer to Item 18 – Financial Statements: Note 26 - Segment Information - Revenues from Contracts with Customers for a listing of our customers that account for more than 10% of our consolidated revenues.
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
The classification society certifies that the vessel's design and build conforms to the class rules and meets the requirements of the country for which the vessel is registered and the international conventions to which that country is a signatory. The classification society also verifies that the vessel continues to be maintained in accordance with those requirements. During each five-year period for shuttle tankers and towage vessels or two and a half-year period for FSO and UMS units, all vessels undergo annual and intermediate surveys. For shuttle tankers and towage vessels the vessel's underwater areas are inspected as part of a dry dock at five year intervals. For FSO and UMS units the vessel’s underwater areas are inspected every 2.5 years. We have enhanced the resiliency of the underwater coatings and marked each vessel hull to facilitate underwater inspections by divers. Underwater inspections are carried out during the second or third annual inspection.

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

Our FPSO units also have class and flag as described above, but all class surveys and flag inspections are carried out afloat and on location for the full duration of the contract. In addition, all our FPSO units undergo extensive audits by the shelf state authorities of the countries we operate in. Most shelf states do these audits annually, while some do up to 4 audits per year. The main focus of the shelf states relates to our compliance with shelf state requirements and how we manage major accident hazards as well as health, safety and environmental requirements.

To assure ourselves that we comply with all relevant requirements and operate our FPSO units within the operational envelope, we carry out internal major accident hazards audits on our FPSO units annually.
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
All ships are required to develop and implement Ship Energy Efficiency Management Plans (or SEEMPS) and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships build will be 30% more energy efficient than those built in 2014.
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
MARPOL Annex I also states that oil residue may be discharged directly from the sludge tank to the shore reception facility through standard discharge connections. They may also be discharged to the incinerator or to an auxiliary boiler suitable for burning the oil by means of a dedicated discharge pump. Amendments to Annex I expand on the requirements for discharge connections and piping to ensure residues are properly disposed of. Annex I is applicable for existing vessels with a first renewal survey beginning on or after January 1, 2017. Tank vessels are subject to enhanced inspection programs for which we may need to make certain financial expenditures.
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
The International Convention on the Control of Harmful Anti fouling Systems on Ships (the Anti fouling Convention) prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are required to undergo an initial survey before the vessel is put into service or before an International Anti fouling System Certificate is issued for the first time; and subsequent surveys when the anti fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention will come into effect which include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023.
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
The EU Ship Recycling Regulation aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship has to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU "List of facilities". In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. We have developed and adopted a stringent process for ship recycling, including direct involvement with the recycling facilities, that ensures this regulation is met when recycling our vessels. The EU Commission also adopted a European List of approved ship recycling facilities, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the Regulation.
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
UK’s Merchant Shipping Act 1995, as amended (or the MSA), implements the CLC but uses a wider definition of a “ship” than the one used in the CLC and in its 1992 Protocol but still refers to the criteria used by the CLC. It is therefore doubtful that FPSO units fall within its wording. However, the MSA also includes separate provisions for liability for oil pollution. These apply to vessels which fall within a much wider definition and include non-seagoing vessels. It is arguable that the wording of these MSA provisions is wide enough to cover oil pollution caused by offshore crafts such as FPSO units. The liability regime under these MSA provisions is similar to that imposed under the CLC but limitation of liability is subject to the 1976 Limitation of Liability Convention regime (as implemented in the MSA).
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
In June 2013 the EU adopted Directive 2013/30/EU on safety of offshore oil and gas operations and amending Directive 2004/35/EC (or the Offshore Safety Directive). This Directive lays down minimum requirements for member states and the European Maritime Safety Agency for the purposes of reducing the occurrence of major accidents related to offshore oil and gas operations, thus increasing protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas, and limiting disruptions to the EU’s energy production and improving responses to accidents. The Offshore Safety Directive sets out extensive requirements, such as preparation of a major hazard report with risk assessment, emergency response plan and safety and environmental management system applicable to the relevant oil and gas installation before the planned commencement of the operations, independent verification of safety and environmental critical elements identified in the risk assessment for the relevant oil and gas installation, and ensuring that factors such as the applicant’s safety and environmental performance and its financial capabilities or security to meet potential liabilities arising from the oil and gas operations are taken into account when considering granting a license. Under the Offshore Safety Directive, Member States are to ensure that the relevant licensee is financially liable for the prevention and remediation of environmental damage (as defined in the Environmental Liability Directive) caused by offshore oil and gas operations carried out by or on behalf of the licensee or the operator. Member States must lay down rules on penalties applicable to infringements of the legislation adopted pursuant to this Directive. Member States were required to bring into force laws, regulations and administrative provisions necessary to comply with this Directive by July 19, 2015. The Offshore Safety Directive has been implemented in the UK by a number of different UK Regulations, including the Environmental Damage (Prevention and Remediation) (England) Regulations 2015, as amended, (which revoked and replaced the Environmental Damage (Prevention and Remediation) Regulations 2015)) and the Offshore Installations (Offshore Safety Directive)(Safety Case etc.) Regulations 2015, as amended, both of which were effective from July 19, 2015.
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
In addition to the requirements of major IMO shipping conventions, the exploration for and production of oil and gas within the Newfoundland & Labrador (or NL) offshore area is conducted pursuant to the Canada Newfoundland and Labrador Atlantic Accord Implementation Act (or the Accord Act) in accordance with the conditions of a license and authorization issued by the Canada-Newfoundland and Labrador Offshore Petroleum Board (or C-NLOPB). Various regulations dealing with environmental, occupational health and safety, and other aspects of offshore oil and gas activities have been enacted under the Accord Act. The C-NLOPB has also issued interpretive guidelines concerning compliance with the regulations, and compliance with C-NLOPB guidelines may be a condition of the issuance or renewal of the license and authorizations. These regulations and guidelines require that the shuttle tankers in the NL offshore area meet stringent standards for equipment, reporting and redundancy systems, and for the training and equipping of seagoing staff. Further, licensees are required by the Accord Act to provide a benefits plan satisfactory to C-NLOPB. Such plans generally require the licensee to: establish an office in NL; give NL residents first consideration for training and employment; make expenditures for research and development and education and training to be carried out in NL; and give first consideration to services provided from within NL and to goods manufactured in NL. These regulatory requirements may change as regulations and C-NLOPB guidelines are amended or replaced from time to time. New Canada-Newfoundland and Labrador Offshore Area Occupational Health and Safety Regulations entered into force on January 1, 2022.
In addition to the regulations imposed by the IMO, Brazil imposes regulatory requirements in connection with operations in its territory, including specific requirements for the operations of vessels flagged in countries other than Brazil. Brazil has several maritime regulations and frequent amendments and updates. Firstly, with respect to environmental protection while operating under Brazilian waters, the Federal Constitution establishes that the State shall regulate and impose protections to the environment, establishing liability in the civil, administrative and criminal spheres. Law no. 6.938/1981 sets the National Environmental Policy and Law no. 9966/2000, known as “The Oil Law”, institutes several rules, liabilities and penalties regarding the handling of oil or other dangerous substances, being applicable to foreign vessels and platforms operating in Brazilian waters. Regulating the exploitation and production of oil and natural gas, Law no. 9.478/1997, known as “The Petroleum Law”, created the National Petroleum Agency (or ANP), responsible for regulating and supervising the industry through directives and resolutions. After the discovery of the pre-salt, the mentioned law was altered in some points by Law no. 12.351/2010 and Laws 13.303/2016 and 13.609/2018, being the industry also regulated by several administrative Regulations issued by the ANP. ANP is currently reviewing an amendment to its Ordinance 170/02, with aims to specifically regulate ship-to-ship operations in addition to the transportation of hydrocarbons and byproducts.
Additional requirements and restrictions for the operation of offshore vessels and shuttle tankers are imposed by Law 9.432/97 and by the National Waterway Transport Agency (ANTAQ), instituted by Law 10.233/2001, by way of frequently updated administrative resolutions. The transit of vessels and permanence and operation of offshore units in Brazil are further regulated by the Maritime Authorities, through law and administrative Ordinances known as “NORMAM”. Brazil also is a signatory of several IMO/MARPOL conventions, including the deliberation to reduce Sulphur emissions as of January 1, 2020,  agreed during the 70º session of the Marine Environment Protection Committee, held at IMO’s headquarters on June 2016. Under Brazil’s environmental laws, owners and operators of vessels are strictly liable for damages to the environment. Other penalties for non-compliance with environmental laws include fines, loss of tax incentives and suspension of activities. Operators such as Petrobras may impose additional requirements, such as compliance with specific health, safety and environmental standards or the use of local labor. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in Brazil.
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
Although the 2013 Vessel General Permit (or VGP) program and U.S. National Invasive Species Act (or NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (or VIDA) which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. The VIDA established a new framework for the regulation of vessel incidental discharges under the

CWA. Under VIDA, all provisions of the Vessel General Permit remain in force and effect as currently written until the EPA publishes future standards and the Coast Guard publishes corresponding implementing regulations (anticipated in 2022). The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.
The California Biofouling Management Plan requires, inter alia: developing and maintaining a Biofouling Management Plan, developing and maintaining a Biofouling Record Book, mandatory biofouling management of the vessel’s wetted surfaces, mandatory biofouling management for vessels that undergo an extended residency period (i.e. remain in the same port for 45 consecutive days or more). All vessels calling at California ports are required to submit the "Annual Marine Invasive Reporting Form" and should have a CA-Biofouling management plan after a vessel’s first regularly scheduled out-of-water maintenance (i.e. dry dock) after January 1, 2018, or upon delivery on or after January 1, 2018.
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
IMO's MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions. Effective November 1, 2022, the Revised MARPOL Annex VI will enter into force. The Revised Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support implementation of the amendments.
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
On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. The Proposals are not yet in final form and may be subject to amendment. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for maritime (Maritime ETS) which is due to commence in 2023 and which is to apply to all ships above a gross tonnage of 5,000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from June 30, 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2023-2025. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. Both proposals are currently being negotiated and final drafts are expected in the summer of 2022.
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
Many financial institutions that lend to the maritime industry have adopted the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios. The Poseidon Principles set a benchmark for the banks who fund for the maritime sector, which is based on the IMO greenhouse gases strategy initially approved in April 2018 to reduce greenhouse gas emissions generated from shipping activity. As a result, the Poseidon Principles are expected to enable financial institutions to align their ship finance portfolios with responsible environmental behavior and incentivize international shipping's decarbonization
C.Organizational Structure
Our sole general partner is Altera Infrastructure GP L.L.C., which is owned 100% by Brookfield.

Refer to Item 18 – Financial Statements: Note 2d - Interests in other entities for a list of our subsidiaries as of December 31, 2021.
D.Properties
See Item 4.B. - Business Overview.
E.Taxation of the Partnership
United States Taxation
The following is a discussion of material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.
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
For 2022, we do not expect that the U.S. federal income tax on our U.S. source income will be material based on the amount of U.S. source income we earned for 2021. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
Republic of the Marshall Islands Taxation
Because we and our controlled affiliates do not, and will not, carry on business, operations, or transactions in the Republic of the Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Republic of the Marshall Islands law, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Republic of the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Republic of the Marshall Islands registrar, (iv) compliance with Republic of the Marshall Islands law concerning books and records and vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or with requests made by the Republic of the Marshall Islands registrar of corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by controlled affiliates to us are not subject to Republic of the Marshall Islands taxation.
Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. Tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read Item 18 - Financial Statements: Note 20 - Income Taxes.

Item 4A. Unresolved Staff Comments
Not applicable.
Item 5.Operating and Financial Review and Prospects
A.Operating Results
This management’s discussion and analysis of our operating results and financial condition included in Item 5.A of this Annual Report, covers our financial position as at December 31, 2021 and 2020, and our results of operations for the years ended December 31, 2021, 2020 and 2019. This information should be read in conjunction with the audited consolidated financial statements as at December 31, 2021 and 2020, and each of the years in the three years ended December 31, 2021, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (or IFRS). Please refer to Item 18 - Financial Statements.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Overview of our Business
We are a leading global energy infrastructure services provider primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We were formed as a limited partnership established under the laws of the Republic of the Marshall Islands in August 2006. In January 2020, Brookfield completed the acquisition by merger of all of the outstanding publicly held and listed common units representing our limited partner interests held by parties other than Brookfield. At December 31, 2021, Brookfield held 98.7% of our outstanding common units and a 100% interest in our general partner. The remaining 1.3% of our outstanding common units are held by entities other than Brookfield and its affiliates.
Operating Segments
We currently operate FPSO units, shuttle tankers, FSO units, a UMS and towage vessels and our operations are organized into these five corresponding business segments. As at December 31, 2021, our fleet was as follows:

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	7	(i)	—	—		7
Shuttle Tanker Segment	22	(ii)	1	1	(iii)	24
FSO Segment	3		—	—		3
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Total	43		1	1		45
(i)Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which our ownership interest is 50 percent and also includes three 100 percent-owned units which are currently in lay-up.
(ii)Includes two shuttle tankers in which our ownership interest is 50 percent. All of our operating shuttle tankers provide transportation services to energy companies predominately in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market and we occasionally charter-in shuttle tankers in the spot market.
(iii)Includes one DP2 shuttle tanker newbuilding scheduled for delivery in March 2022, which will operate under an existing contract off the East Coast of Canada.

The table below provides a breakdown of total assets as at December 31, 2021 and total revenues for the year ended December 31, 2021, by operating segment:

	Assets	Revenues
(in thousands of U.S Dollars)	As at December 31, 2021	Year Ended December 31, 2021
FPSO Segment	963,625	489,878
Shuttle Tanker Segment	2,093,467	513,495
FSO Segment	198,703	75,405
UMS Segment	58,900	895
Towage Segment	308,621	80,134
Eliminations	—	(8,547)
Corporate/Other
Cash and cash equivalents and restricted cash	255,756	—
Other assets	5,652	—
Total	3,884,724	1,151,260
Outlook
Our near-to-medium term business strategy is primarily to optimize earnings from vessels on contract, to focus on extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing additional growth projects. Operating cash flows prior to changes in non-cash working capital items relating to operating activities decreased in 2021, as our operating cash flows are slightly weakened by key FPSO units which have come off contract in 2020 and 2021. However, we remain supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high quality counterparties.
Global crude oil and gas prices had decreased significantly since mid-2014 before recovering in 2021 and early-2022 as increasing COVID-19 vaccination rates, loosening pandemic-related restrictions, and a growing economy resulted in global demand rising faster than supply. However, the volatility in the market has affected the energy and capital markets and may also adversely affect our business, financial condition and operating results. Potential effects of the COVID-19 pandemic include, among others, force majeure claims relating to existing contracts, increased counterparty risk and/or default, fewer contract extension opportunities, and in the worst case, contract terminations resulting from relevant early field abandonment programs. Conversely, irrespective of recent increases in oil prices, we expect that charterers will be motivated to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to focus on extending contracts and the redeployment of our assets that have come off contract or are scheduled to come off charter over the next few years.
Our long-term growth strategy focuses on expanding our fleet of shuttle tankers and FPSO units under medium-to-long term charter contracts. Over the long-term, we intend to redeploy our key assets and execute select new projects, focusing on increased return on capital and the development of further capital light and asset management solutions. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to such charter opportunities or we may engage in vessel or business acquisitions. We are committed to drive innovation to identify and accelerate reduction of emissions and seek to maximize value for our unitholders, through our commitment to the energy transition and the new business opportunities arising within sustainable offshore industries.
Significant Developments
Contracts
In February 2022, we signed an agreement with Energean Isreal Ltd. to redeploy the Arendal Spirit UMS on a 100 day firm contract with extension options.
In February 2022, we entered into a front-end engineering design (or FEED) agreement with Equinor for redeployment of the Petrojarl Knarr FPSO unit on the Rosebank field.
In January 2022, we entered into a one-year firm contract extension with Enauta to May 2024 and a related one-year option for the Petrojarl I FPSO unit.
The Knarr FPSO is expected to cease production on the Knarr field in the North Sea around May 1, 2022, after which decommissioning activities related to the unit will commence.
In August 2021, Santos Ltd. announced the award to us of the FEED contract for the FPSO facility for the Dorado project.
Delivery of Shuttle Tanker Newbuildings
Our final newbuilding in a series of seven, the tanker Altera Thule, is expected to be delivered to us from yard in March 2022, which we plan to operate off the East Coast of Canada.
During the second quarter of 2021, our fifth and sixth LNG-fueled E-shuttle tankers, the Altera Wave and Altera Wind, commenced operations.
Liquidity Update
In February 2022, we amended an existing term loan relating to the financing of the Arendal Spirit UMS unit. As at December 31, 2021, this term loan had an outstanding balance of $26 million and matured in February 2022. Following the amendment, this term loan had an outstanding balance of $9 million and matures in February 2023. The interest payments on the amended facility are based on LIBOR plus a margin of 2.0% per annum.
In January 2022, we entered into a $32 million revolving credit facility with Brookfield that matures in June 2022. Borrowings under the revolving credit facility bear interest at 10.0% annually.
In December 2021, we issued a new $180 million in 9.5% senior unsecured bonds (the 2025 Bonds) in the Norwegian bond market that mature in December 2025. We used the net proceeds of this issuance plus cash on hand to repurchase $181 million principal amount of outstanding 7.125% senior unsecured $250 million bonds maturing in August 2022.
In December 2021, our $70 million unsecured revolving credit facility provided by Brookfield, which was due in February 2022, and was fully drawn, was cancelled and replaced by the issuance to Brookfield of $70 million principal amount of 12.50% senior unsecured PIK notes due 2026 (or the 12.50% PIK Notes). Interest on the 12.50% PIK Notes is payable through the issuance of additional 12.50% PIK Notes.
On August 27, 2021, we exchanged with Brookfield, at par value, (a) an aggregate of $699 million of indebtedness with interest rates ranging from 5.0% to 11.5% and with maturities ranging from 2022 to 2024 (including $411 million of our 8.5% senior notes due 2023 (or the 8.5% Senior Notes) then held by Brookfield) for (b) an equal aggregate principal amount of newly issued 11.5% Senior Secured PIK Notes due 2026 of Altera Infrastructure Holdings L.L.C. (or Holdco) (or the 11.50% PIK Notes) (the actions taken in (a) and (b), collectively, the Brookfield Exchanges).
For additional information about the transactions described above with Brookfield, please refer to Item 18 - Financial Statements: Note 21 - Related Party Transactions and Note 31 - Subsequent Events.
In July 2021, we suspended the payment of quarterly cash distributions on our outstanding 7.25% Series A Cumulative Redeemable Preferred Units (the Series A Units), 8.50% Series B Cumulative Redeemable Preferred Units (the Series B Units) and 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the Series E Units and, together with the Series A Units and Series B Units, the Preferred Units) commencing with the distributions payable with respect to the period of May 15, 2021 to August 14, 2021. All distributions on the Preferred Units will continue to accrue and must be paid in full before distributions to Class A and Class B common unitholders can be made. No distributions on the Preferred Units will be permitted without noteholder consent while the new 11.50% PIK Notes issued in the Brookfield Exchanges remain outstanding.
In February 2021, we terminated two and amended a further two interest rate swaps that contained early termination provisions, which, if exercised, would have terminated these interest rate swaps during 2021.
In February 2021, we refinanced an existing term loan relating to the financing of the Petrojarl I FPSO unit, which provides for borrowings of $75 million and matures in February 2024.
In February 2021, we entered into two unsecured revolving credit facilities with Brookfield. The borrowings available under the two unsecured revolving credit facilities are $70 million and $30 million, respectively, and mature in February 2022. As described above, as part of the Brookfield Exchanges: (i) the $70 million credit facility was replaced by $70 million principal amount of 12.50% PIK Notes and (ii) the $30 million facility was exchanged into $30 million principal amount of 11.50% PIK Notes.
Sales of Vessels
In February 2022, we entered into an agreement to sell the Petrojarl Varg FPSO unit to an energy company for re-use as a production facility as part of a new field development opportunity. We expect the sale to complete in March 2022.
In November 2021, we delivered the 2003-built Navion Stavanger shuttle tanker to its buyer for responsible recycling and received total proceeds of $10 million, which was the approximate carrying value of the vessel.
In August 2021, we delivered the 1999-built Navion Anglia shuttle tanker to its buyer for responsible recycling and received total proceeds of $6 million and recorded a gain on sale of the vessel of $1 million during the third quarter of 2021.
In June 2021, we delivered the 2001-built Stena Natalita shuttle tanker to its buyer for continued operations and received total proceeds of $8 million, which was the approximate carrying value of the vessel.
In June 2021, we delivered the 1999-built Navion Oceania shuttle tanker to its buyer for continued operations and received total proceeds of $11 million and recorded a gain on sale of the vessel of $3 million during the second quarter of 2021.
In May 2021, we delivered the 2001-built Navion Oslo shuttle tanker to its buyer for responsible recycling and received total proceeds of $3 million, which was the approximate carrying value of the vessel.
In April 2021, we delivered the 1987-built Dampier Spirit FSO to its buyer for responsible recycling and received total proceeds of $4 million and recorded a gain on sale of the vessel of $4 million during the second quarter of 2021.
Accounting Policy Update
In August 2021, we revised our accounting policy to classify all debt held by Brookfield as Due to related parties. Previously the accounting policy elected by us reflected our long-term debt within two line items, Borrowings and Due to related parties. We have reflected this change retrospectively by restating our comparative consolidated statement of financial position. Please refer to Item 18 – Financial Statements: Note 2i - Related Party Borrowings Reclassification for additional information.
Changes to Board of Directors and Committees

During 2021, the following changes were made to our general partner's board of directors and committees:
•In December 2021, Jim Reid resigned from the board of directors and from his position as a member of the Project & Opportunity Review Committee and as an observer of the Audit Committee;
•In December 2021, Gregory Morrison resigned from the board of directors and from his position as a member of the Corporate Governance Committee;
•In December 2021, Ralf Rank joined the board of directors and was also appointed as a member of the Project & Opportunity Review Committee and as an observer of the Audit Committee;
•In December 2021, Michael Rudnick joined the board of directors;
•In December 2021, Benedicte Bakke Agerup was appointed as a member of the Corporate Governance Committee;
•In December 2021, William L. Transier was appointed as a member of the Project & Opportunity Review Committee;
•In December 2021, Bill Utt resigned from his position as a member of the Project & Opportunity Review Committee;
•In June 2021, Nelson Silva was appointed as a member of the Project & Opportunity Review Committee; and
•In March 2021, Bill Utt resigned from his position as a member of the Audit Committee.
COVID-19
During 2021 we did not experience any material business interruptions or direct material financial impact as a result of the COVID-19 pandemic. We continue to focus on the safety of our operations and have introduced a number of proactive measures to protect the health and safety of our crews on our vessels as well as at onshore locations. A majority of our revenues are secured under medium-to-long-term contracts that should not be materially affected by any short-term volatility in oil prices. We continue to closely monitor counterparty risk associated with our vessels under contract and will work to mitigate any potential impact on the business.
The extent to which COVID-19 may impact our results of operations and financial condition, including any possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus or its variants, vaccination rates and the effectiveness of vaccines, pandemic-related restrictions and other actions to contain or treat its impact, among others. Accordingly, an estimate of the future impact cannot be made at this time.
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
(5)“Shutdown” refers to the time production services are not available.
Consolidated Results of Operations

The following table presents certain of our consolidated operating results for the years ended December 31, 2021 and 2020:

(in thousands of U.S. Dollars, except percentages)	Year Ended December 31,			% Change
	2021	2020	2019	2021 vs 2020	2020 vs 2019
IFRS:
Revenues	1,151,260	1,182,110	1,252,938	(2.6)	(5.7)
Direct operating costs	(654,580)	(627,792)	(606,691)	4.3	3.5
General and administrative expenses	(40,770)	(44,360)	(54,927)	(8.1)	(19.2)
Depreciation and amortization	(313,120)	(316,317)	(358,474)	(1.0)	(11.8)
Interest expense	(206,176)	(192,723)	(205,667)	7.0	(6.3)
Interest income	91	2,770	5,111	(96.7)	(45.8)
Equity-accounted income (loss)	25,062	35,921	33,768	(30.2)	6.4
Impairment expense, net	(116,420)	(268,612)	(187,680)	(56.7)	43.1
Gain (loss) on dispositions, net	10,502	3,411	12,548	207.9	(72.8)
Realized and unrealized gain (loss) on derivative instruments	15,732	(96,499)	(34,682)	(116.3)	178.2
Foreign currency exchange gain (loss)	(825)	(7,861)	2,193	(89.5)	(458.5)
Gain (loss) on modification of financial liabilities, net	(45,920)	—	(8,332)	100.0	(100.0)
Other income (expenses), net	48,323	(10,472)	(1,345)	(561.4)	678.6
Income (loss) before income tax (expense) benefit	(126,841)	(340,424)	(151,240)	(62.7)	125.1
Income tax (expense) benefit
Current	(4,603)	(6,543)	(4,666)	(29.7)	40.2
Deferred	(5,006)	804	(3,161)	(722.6)	(125.4)
Net income (loss)	(136,450)	(346,163)	(159,067)	(60.6)	117.6

Non-IFRS:
EBITDA(1)	392,364	165,846	407,790	136.6	(59.3)
Adjusted EBITDA(1)	551,961	599,323	673,199	(7.9)	(11.0)
(1)EBITDA and Adjusted EBITDA are non-IFRS financial measures. Please refer to "Non-IFRS Financial Measures" below for definitions of these measures and for reconciliations of these measures with the most directly comparable financial measures calculated and presented in accordance with IFRS.

Comparison of the years ended December 31, 2021 and December 31, 2020

Revenues

Revenues decreased by $31 million, or 2.6%, for the year ended December 31, 2021, compared to 2020, primarily due the Voyageur Spirit FPSO unit ceasing its contract in June 2020, a reduction in charter rates under a contract extension for the Randgrid FSO unit during 2021, the Piranema Spirit FPSO unit completing its contract in April 2021, the redelivery to us of the Navion Anglia, Navion Bergen and Navion Gothenburg shuttle tankers during 2020, the termination of the Foinaven CoA contract in May 2021, lower rates in the conventional tanker market in which our shuttle tankers occasionally operate and the completion of the Dampier Spirit FSO unit and Apollo Spirit FSO unit charter contracts during 2020. This was partially offset by an increase due to oil price tariffs for the Petrojarl Knarr FPSO unit, higher average day rates and utilization in the towage fleet, various concept studies for clients, an increase in operating days under a master agreement with Equinor ASA, increase oil price incentive revenues for the Petrojarl I FPSO unit and compensation for contractual dry-docking obligations not performed by the charterer upon redelivery of the Navion Gothenburg shuttle tanker.
Direct Operating Costs

Direct operating costs increased by $27 million, or 4.3%, for the year ended December 31, 2021, compared to 2020, primarily due to higher fuel price and utilization of the towage fleet, various concept studies for clients, shuttle tanker newbuildings entering the fleet, timing of reimbursable bunker purchases, repairs and maintenance costs from the re-delivery to us of the Navion Gothenburg shuttle tanker in early-2021, certain vessels migrating from time-charter contracts to CoA contracts, internal towage services on the Petrojarl Foinaven FPSO in 2021 (offset in corporate segment/eliminations), repairs and maintenance costs on the Petrojarl I FPSO unit, providing operational services for the Petrojal Foinaven FPSO unit, and repairs and maintenance costs on the Knarr FPSO unit, partially offset by the decommissioning of the Dampier Spirit FSO unit during 2020, certain vessels leaving the fleet, less time-charter hire, the completion of the charter contract for the Voyageur Spirit FPSO unit in June 2020 and a reduction in management fees as the Petrojarl Foinaven FPSO unit commenced operations under a new operational service contract in March 2020 and management of the Banff FPSO unit ended in November 2020.
General and Administrative Expenses

General and administrative expenses was $41 million for the year ended December 31, 2021, which was generally consistent with $44 million for 2020.
Depreciation and Amortization

Depreciation and amortization decreased to $313 million for the year ended December 31, 2021, compared to $316 million for 2020, primarily due to sales and impairments of vessels and equipment partially offset by the deliveries of shuttle tanker newbuildings during 2021.
Interest Expense

Interest expense increased to $206 million for the year ended December 31, 2021, compared to $193 million for 2020, primarily due to increased interest rates and higher outstanding related party borrowings.
Equity-Accounted Income (Loss)

Equity-accounted income was $25 million for the year ended December 31, 2021, compared to income of $36 million for 2020. The decrease in equity-accounted income was primarily due to an impairment expense recognized on the Cidade de Itajai FPSO unit within our Itajai Joint Venture in 2021, partially offset by a reduction in interest expense and a $5.7 million realized and unrealized gain on derivative instruments held within our equity-accounted investments for the year ended December 31, 2021, compared to a $15.5 million realized and unrealized loss for the same period last year, primarily as a result of an increase in long-term LIBOR benchmark rates during the year ended December 31, 2021, compared to a decrease in long-term LIBOR benchmark rates during the year ended December 31, 2020.
Impairment Expense, Net

Impairment expense, net was $116 million for the year ended December 31, 2021, compared to $269 million for 2020. During 2021, the impairment expense, net was recorded on three vessels, of which two vessels, with an aggregate impairment expense of $108 million, was due to a change in the expected earnings or the future redeployment assumptions of the vessels. The remaining vessel, with an impairment expense of $8 million, was due to the highly probable sale of the vessel. During 2020, the impairment expense, net was recorded on 17 vessels, of which ten vessels, with an aggregate impairment expense of $215 million, was due to a change in the expected earnings or the future redeployment assumptions of the vessels and the remaining seven vessels, with an aggregate impairment expense of $54 million, was due to the highly probable sales of the vessels.
Gain (Loss) on Dispositions, Net

Gain (loss) on dispositions, net was $11 million for the year ended December 31, 2021, compared to $3 million for 2020. During 2021, we sold six vessels and recognized a gain on disposition of $4 million relating to the Dampier Spirit FSO unit, $3 million relating to the Navion Oceania shuttle tanker unit and $1 million relating to the Navion Anglia shuttle tanker unit. In addition we recognised an additional gain of $3 million relating to the Apollo Spirit FSO unit, which was sold during 2020. The remaining three vessels were sold at their approximate carrying values. During 2020, we sold six vessels and recognized a gain on disposition of $5 million relating to the Apollo Spirit FSO unit. The remaining five vessels were sold at their approximate carrying values.

Realized and Unrealized Gain (Loss) on Derivative Instruments

As at December 31, 2021 and 2020, we had interest rate swap agreements with aggregate outstanding notional amounts of approximately $542 million and $1.2 billion, respectively, with fixed rates of approximately 2.5% and 3.5%, respectively. Short-term variable benchmark interest rates during the years ended December 31, 2021 and 2020 were generally 0.2% or less and 1.9% or less, respectively, and as such, we incurred realized losses of $164 million (which includes a $146 million realized loss relating to the termination and partial settlement of certain interest rate swaps and $18 million realized loss relating to scheduled payments) and $59 million (which includes a $27 million realized loss relating to the termination and partial settlement of certain interest rate swaps) during the years ended December 31, 2021 and 2020, respectively. We also recognized an unrealized gain on interest rate swaps of $180 million during the year ended December 31, 2021, due to swap terminations and increases in long-term LIBOR benchmark rates, compared to an unrealized loss of $42 million during the year ended December 31, 2020, due to swap terminations and decreases in long-term LIBOR benchmark rates.

Gain (Loss) on Modification of Financial Liabilities, Net

Gain (loss) on modification of financial liabilities, net was $(46) million for the year ended December 31, 2021, compared to $nil for 2020. This was due to the substantial modification of certain unsecured revolving credit facilities provided by Brookfield and refinancing activities related to the 2025 Bonds issued in December 2021.

Other Income (Expenses), Net

Other income (expenses), net increased by $59 million for the year ended December 31, 2021, compared to 2020, primarily due to the release of a $49 million accrual related to claims related to Logitel from COSCO and an $8 million decrease in restructuring costs. Please refer to Item 18 - Financial Statements: Note 16(a) - Provisions and Contingencies for information relating to the claims.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain (loss) was $(1) million for the year ended December 31, 2021, compared to $(8) million for 2020. Our foreign currency exchange gain (loss) is due primarily to the relevant period-end revaluation of NOK-denominated monetary assets and liabilities for financial reporting purposes. Gains on NOK-denominated net monetary liabilities reflect a stronger U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated net monetary liabilities reflect a weaker U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
Income Tax (Expense) Benefit

Income tax (expense) benefit was $(10) million for the year ended December 31, 2021, compared to $(6) million for 2020. The increase was mainly driven by the derecognition of deferred tax assets in 2021, partially offset by lower current income tax expense. Refer to Item 18 - Financial Statements:
Adjusted EBITDA

Adjusted EBITDA decreased by $47 million for the year ended December 31, 2021, compared to 2020. Refer to "Results by Segment" below.
Comparison of the years ended December 31, 2020 and December 31, 2019

Revenues

Revenues decreased by $71 million, or 5.7%, for the year ended December 31, 2020, compared to 2019, primarily due to lower utilization and charter rates in the towage fleet, a reduction in charter rates under a contract extension for the Randgrid FSO unit, the completion of the Dampier Spirit FSO unit charter contract in 2020, redeliveries and ceased operations in the conventional tanker segment during 2019, redeliveries and sales of certain vessels, in addition to a decrease in the operating days during 2020 under a certain charter contract in the shuttle tanker segment, lower commercial uptime for the Petrojarl I FPSO unit during 2020, FEED studies revenues received during 2019 relating to the Petrojarl Varg FPSO unit and the completion of the Voyageur Spirit FPSO unit charter contract in 2020, partially offset by operational services provided for the Foinaven FPSO unit operating under a new contract in 2020 and increased rates for shuttle tankers trading in the conventional tanker market during 2020.
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
Interest Expense

Interest expense decreased to $193 million for the year ended December 31, 2020, compared to $206 million for 2019, primarily due to lower interest rates on our outstanding borrowings during 2019.
Equity-Accounted Income (Loss)

Equity-accounted income was $36 million for the year ended December 31, 2020, which was generally consistent with $34 million for 2019.
Impairment Expense, net

Impairment expense, net was $269 million for the year ended December 31, 2020, compared to $188 million for 2019. During 2020, the impairment expense, net was recorded on 17 vessels, of which ten vessels, with an aggregate impairment expense of $215 million, was due to a change in the expected earnings or the future redeployment assumptions of the vessels and the remaining seven vessels, with an aggregate impairment expense of $54 million, was due to the highly probable sales of the vessels. During 2019, an impairment expense, net was recorded on nine vessels, of which five vessels, with an aggregate impairment expense of 180 million, was mainly due to a change in the future redeployment assumptions of the vessels and the remaining four vessels, with an aggregate impairment expense of 8 million, was due to the highly probable sales of the vessels.
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

During the year ended December 31, 2019 we had an unrealized gain on warrants of $51 million. On January 22, 2020, as part of the Merger, all of our outstanding warrants were automatically canceled and ceased to exist. Refer to Item 18 - Financial Statements: Note 18 - Other Financial Liabilities and 22 - Equity.

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
Gain (Loss) on Modification of Financial Liabilities, Net

Gain (loss) on modification of financial liabilities, net was $nil for the year ended December 31, 2020, compared to $(8) million for 2019. This was mainly due to the modification of the $450 million shuttle revolver and an unsecured revolving credit facility with Brookfield in 2019.

Other Income (Expenses), Net

Other income (expenses), net decreased by $9 million for the year ended December 31, 2020, compared to 2019, primarily due to the $10 million increase in restructuring costs related to severance costs from the contract termination of the Dampier Spirit FSO unit and the severance costs associated with the transition of administrative services from Teekay Corporation to us in connection with the January 2020 Merger.

Income Tax (Expense) Benefit

Income tax (expense) benefit was $(6) million for the year ended December 31, 2020, which was generally consistent with $(8) million for 2019.
Adjusted EBITDA

Adjusted EBITDA decreased by $74 million for the year ended December 31, 2020, compared to 2019. Refer to "Results by Segment" below.
Related Party Transactions
Refer to Item 18 – Financial Statements: Note 21 – Related Party Transactions.

Results by Segment

IFRS requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker (or CODM) for the purpose of allocating resources to the segment and to assess its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is Adjusted EBITDA.
Adjusted EBITDA represents net income (loss) before interest expense, interest income, income tax (expense) benefit, and depreciation and amortization adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps (as management, in assessing our performance, views these gains or losses as an element of interest expense); realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts and equity-accounted income (loss). Adjusted EBITDA also includes our proportionate share of Adjusted EBITDA from our equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. We do not have control over the operations of, nor have any legal claim to the revenues and expenses of our equity-accounted investments. Consequently, the cash flow generated by our equity-accounted investments may not be available for use by us in the period that such cash flows are generated.
Adjusted EBITDA is also used by external users of our consolidated financial statements, such as investors and our controlling unitholder.
See “Non-IFRS Financial Measures” for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.

As at January 1, 2021, we modified the cost allocations between our operating segments. Our components of the business for which discrete financial information is reviewed to assess performance and make decisions regarding resource allocation is still based upon five operating segments. However, the allocation of certain expenditures, relating to direct operating costs and general and administrative expenses, has been modified to show the impact of certain corporate direct operating costs in the corporate segment before reallocation to the operating segments. Additionally, certain expenditures that relate directly to corporate activities will be retained within the corporate segment. Previously all of these expenditures were allocated directly to the five operating segments based on an estimated use of corporate resources. The 2020 and 2019 comparative information has been restated as a result of this change and the modifications have been deemed to not be material for all operating segments and all periods presented.

FPSO Segment

As at December 31, 2021, our FPSO fleet consisted of seven units (December 31, 2020 - seven units), including two units of which we own 50% through our joint ventures with Ocyan S.A. (or Ocyan) (December 31, 2020 - two units). The Petrojarl Varg, Voyageur Spirit and Piranema Spirit FPSO units are currently in lay-up (December 31, 2020 - Petrojarl Varg and Voyageur Spirit). In March 2020, we sold the Ostras FPSO unit under a responsible recycling regime and received net proceeds of $2 million. We also provided management services for two FPSO units on behalf of the disponent owners or charterers of these units during 2021 (December 31, 2020 - three FPSO units).
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
The following table presents certain of the FPSO segment’s operating results for 2021, 2020 and 2019:

	Year Ended December 31,			% Change
(in thousands of U.S. Dollars, except percentages)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Revenues	489,878	483,297	477,596	1.4	1.2
Direct operating costs	(279,677)	(266,299)	(230,012)	5.0	15.8
General and administrative(1)	(30,521)	(39,753)	(44,701)	(23.2)	(11.1)
Adjusted EBITDA from equity-accounted investments(2)	95,880	101,352	98,294	(5.4)	3.1
Adjusted EBITDA	275,560	278,597	301,177	(1.1)	(7.5)
Depreciation and amortization	(92,208)	(93,677)	(109,865)	(1.6)	(14.7)
Impairment expense, net	(116,420)	(156,674)	(136,631)	(25.7)	14.7
Gain (loss) on dispositions, net	—	(92)	—	(100.0)	100.0
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
(2)Adjusted EBITDA from equity-accounted investments represents our proportionate share of Adjusted EBITDA from equity-accounted vessels.

Comparison of the years ended December 31, 2021 and December 31, 2020

Revenues. Revenues increased by $7 million for 2021, compared to 2020, primarily due to:
•an increase of $36 million mainly due to oil price tariffs for the Petrojarl Knarr FPSO unit;
•an increase of $19 million due to providing operational services for the Foinaven FPSO unit, which commenced operations under a new contract in March 2020 and that was subsequently terminated in the second quarter of 2021;
•an increase of $17 million mainly due to various concept studies for clients; and
•an increase of $13 million mainly due to increased oil price incentive revenues for the Petrojarl I FPSO unit;
partially offset by
•a decrease of $33 million due to the Voyageur Spirit FPSO unit ceasing operations under its contract in June 2020;
•a decrease of $26 million due to the Piranema Spirit FPSO unit completing its contract in April 2021; and
•a decrease of $19 million mainly in management fees as the Petrojarl Foinaven FPSO unit commenced operations under a new operational service contract in March 2020 and management of the Banff FPSO ended in November 2020.
Direct operating costs. Direct operating costs increased by $13 million for 2021, compared to 2020, primarily due to:
•an increase of $17 million due to various concept studies for clients;
•an increase of $7 million due to internal towage services on the Petrojarl Foinaven FPSO in 2021 (offset in corporate segment/eliminations below);
•an increase of $6 million mainly due to repair and maintenance and other miscellaneous costs on the Petrojarl I FPSO unit; and
•an increase of $5 million due to providing operational services for the Petrojarl Foinaven FPSO unit, which commenced operations under a new contract in March 2020 that was subsequently terminated in the second quarter of 2021; and
•an increase of $3 million mainly due to repairs and maintenance on the Knarr FPSO;
partially offset by

•a decrease of $15 million due to the completion of the charter contract for the Voyageur Spirit FPSO unit in June 2020; and
•a decrease of $14 million in management fees as the Petrojarl Foinaven FPSO unit commenced operations under a new operational service contract in March 2020 and management of the Banff FPSO unit ended in November 2020.
General and administrative. General and administrative expenses decreased by $9 million for 2021, compared to 2020, primarily due the allocation of certain corporate costs across the operating segments.
Adjusted EBITDA from equity-accounted investments. Adjusted EBITDA from equity-accounted investments decreased by $5 million for 2021 compared to 2020, primarily due to an increase in the operational costs for the two 50% joint ventures.
Adjusted EBITDA. Adjusted EBITDA (including Adjusted EBITDA from equity-accounted joint ventures) decreased by $3 million for 2021, compared to 2020, primarily due to the increase in direct operating costs of $13 million, as described above, and a $5 million decrease in adjusted EBITDA from equity-accounted investments, as described above, partially offset by the increase in revenues of $7 million, as described above, and a $9 million decrease in general and administrative expenses, as described above.
Depreciation and amortization. Depreciation and amortization expense decreased by $1 million for 2021, compared to 2020, primarily due to the impairments of our FPSO units during 2021 and 2020, as described below.
Impairment expense, net. Impairment expense, net of $116 million for 2021 was related to a $73 million impairment of the Voyageur Spirit FPSO unit and a $35 million impairment recorded on the Piranema Spirit FPSO unit due to changes in the expected earnings of the units as a result of reassessments of the future redeployment opportunities for the units, and a $8 million impairment recorded on the Petrojarl Varg FPSO unit due to the highly probable sale of the unit.
Impairment expense, net of $157 million for 2020 was related to a $57 million impairment recorded on the Petrojarl Knarr FPSO unit and a $42 million impairment of the Petrojarl I FPSO unit due to changes in the expected earnings of the units as a result of a decline in crude oil prices during early-2020, a $27 million impairment recorded on the Petrojarl Varg FPSO unit in early-2020 due to a reassessment of the future redeployment opportunities for the unit and an additional impairment on the Petrojarl Varg FPSO unit of $31 million in late-2020 due to the highly probable sale of the unit.
Comparison of the years ended December 31, 2020 and December 31, 2019
Revenues. Revenues increased by $6 million for 2020, compared to 2019, primarily due to:
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
Direct operating costs. Direct operating costs increased by $36 million for 2020, compared to 2019, primarily due to:
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
Adjusted EBITDA. Adjusted EBITDA (including Adjusted EBITDA from equity-accounted joint ventures) decreased by $23 million for 2020, compared to 2019, primarily due to the increase in direct operating costs of $36 million, as described above, partially offset by the increase in revenues of $6 million, as described above, a $5 million decrease in general and administrative expenses and a $3 million increase in adjusted EBITDA from equity-accounted investments.
Depreciation and amortization. Depreciation and amortization expense decreased by $16 million for 2020, compared to 2019, primarily due to the impairments of our FPSO units during 2020 and 2019, as described below.
Impairment expense, net. Impairment expense, net of $157 million for 2020 was related to a $57 million impairment recorded on the Petrojarl Knarr FPSO unit and a $42 million impairment of the Petrojarl I FPSO unit due to changes in the expected earnings of the units as a result of a decline in crude oil prices during early-2020, a $27 million impairment recorded on the Petrojarl Varg FPSO unit in early-2020 due to a reassessment of the future redeployment opportunities for the unit and an additional impairment on the Petrojarl Varg FPSO unit of $31 million in late-2020 due to the highly probable sale of the unit.
Impairment expense, net of $137 million for 2019 was related to a $34 million impairment recorded on the Petrojarl Varg FPSO unit and a $98 million impairment recorded on the Voyageur Spirit FPSO unit as a result of reassessments of the future redeployment opportunities for the units, in addition to a $4 million impairment recorded on the Ostras FPSO unit due to the highly probable sale of the unit.

Shuttle Tanker Segment
As at December 31, 2021, our shuttle tanker fleet consisted of 22 owned vessels (December 31, 2020 - 25 owned vessels) that operate under fixed-rate CoAs and time charters (December 31, 2020 - fixed-rate CoAs, time charters, and bareboat charters), including two shuttle tankers in which our ownership interest is 50 percent (December 31, 2020 - three shuttle tankers), one shuttle tanker newbuilding which is expected to deliver in March 2022 (December 31, 2020 - three shuttle tanker newbuildings, two of which delivered in 2021) and one in-chartered vessel (December 31, 2020 - one in-chartered vessel). All of our operating shuttle tankers provide transportation services to energy companies predominately in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market and we occasionally charter-in shuttle tankers in the spot market. The strengthening or weakening of the U.S. Dollar relative to the NOK, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our direct operating costs, as significant components of direct operating costs are incurred in these currencies for our shuttle tankers.

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

The following table presents certain of the shuttle tanker segment’s operating results for 2021, 2020 and 2019 and also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the shuttle tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Year Ended December 31,			% Change
	2021	2020	2019	2021 vs 2020	2020 vs 2019
Revenues	513,495	542,691	549,587	(5.4)	(1.3)
Direct operating costs	(245,753)	(237,165)	(230,946)	3.6	2.7
General and administrative(1)	(30,180)	(17,942)	(22,267)	68.2	(19.4)
Realized loss on foreign currency forward contracts	—	(2,405)	(2,574)	(100.0)	(6.6)
Adjusted EBITDA attributable to non-controlling interests(2)	162	(10,988)	(10,861)	(101.5)	1.2
Adjusted EBITDA	237,724	274,191	282,939	(13.3)	(3.1)
Depreciation and amortization	(172,716)	(162,928)	(184,087)	6.0	(11.5)
Impairment expense, net	—	(35,258)	(15,342)	(100.0)	129.8
Gain (loss) on dispositions, net	3,644	(1,877)	1,335	(294.1)	(240.6)
Calendar-Ship-Days
Owned vessels	8,932	8,988	9,345	(0.6)	(3.8)
Chartered-in vessels	407	678	787	(40.0)	(13.9)
Total	9,339	9,666	10,132	(3.4)	(4.6)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
(2)Adjusted EBITDA attributable to non-controlling interests represents the non-controlling interests' proportionate share of Adjusted EBITDA from our consolidated joint ventures.

Comparison of the years ended December 31, 2021 and December 31, 2020
Revenues. Revenues decreased by $29 million for 2021, compared to 2020, primarily due to:
•a decrease of $24 million due to the redelivery to us of the Navion Anglia, Navion Bergen and Navion Gothenburg shuttle tankers during 2020;
•a decrease of $19 million due to termination of the Foinaven CoA contract in May 2021;
•a decrease of $17 million due to lower rates in the conventional tanker market in which our shuttle tankers occasionally operate; and

•a decrease of $5 million mainly due to less CoA days in Q4-21;

partially offset by
•an increase of $14 million due to an increase in operating days under a master agreement with Equinor ASA;
•an increase of $8 million due to compensation for contractual dry-docking obligations not performed by the charterer upon redelivery of the Navion Gothenburg shuttle tanker;
•an increase of $9 million due to the timing of reimbursable bunker purchases (offset in direct operating costs below); and
•an increase of $5 million due to reduced off hire days.
Direct operating costs. Direct operating costs increased by $9 million for 2021, compared to 2020, primarily due to:
•an increase of $12 million due to four shuttle tanker newbuildings entering the fleet in late-2020 and early-2021;
•an increase of $9 million due to the timing of reimbursable bunker purchases (offset in revenue above);
•an increase of $6 million due to repair and maintenance costs from the re-delivery to us of the Navion Gothenburg shuttle tanker in early-2021; and
•an increase of $5 million due to certain vessels migrating from time charter contracts to CoA contracts during the current year;
partially offset by
•a decrease of $17 million due to certain vessels leaving the fleet; and
•a decrease of $8 million due to less time-charter hire in 2021 compared to 2020.
General and administrative. General and administrative expenses increased by $12 million for 2021, compared to 2020, primarily due to the allocation of certain corporate costs across the operating segments.
Adjusted EBITDA attributable to non-controlling interests. Adjusted EBITDA attributable to non-controlling interests increased by $11 million for 2021, compared to 2020, primarily due to impairment expenses of $11 million in 2020 and nil in 2021.
Adjusted EBITDA. Adjusted EBITDA decreased by $36 million for 2021, compared to 2020, primarily due to the decrease in revenues of $29 million, as described above, increase in direct operating costs of $9 million, as described above, and increase in general and administrative costs of $12 million, as described above, partly offset by an increase in adjusted EBITDA attributable to non-controlling interests of $11 million, as described above.
Depreciation and amortization. Depreciation and amortization expense increased by $10 million for 2021, compared to 2020, primarily due to four shuttle tanker newbuildings entering the fleet in late-2020 and early-2021, partially offset by the sale and impairment of certain vessels.
Impairment expense, net. Impairment expense, net was $nil for 2021, as there were no impairments recorded for within the Shuttle Tanker Segment in 2021.
Impairment expense, net of $35 million for 2020 was related to a $17 million impairment recorded on the Navion Gothenburg as a result of a change in the expected operating plans of the vessel, an $8 million impairment recorded on the Navion Oslo due to the highly probable sale of the vessel, a $4 million impairment recorded on the Navion Bergen due to the highly probable sale of the vessel (which was sold during the third quarter of 2020), a $4 million impairment recorded on the Navion Stavanger as a result of a change in the expected earnings of the vessel, and a $3 million impairment recorded on the Navion Anglia due to the highly probable sale of the vessel.
The average size of our owned shuttle tanker fleet decreased for 2021, compared to 2020, primarily due to the sales of the Navion Oslo in May 2021, the Navion Oceania and Stena Natalita in June 2021, the Navion Anglia in August 2021 and the Navion Stavanger in November 2021, partially offset by the deliveries of the Altera Wave in January 2021 and Altera Wind in March 2021. One shuttle tanker newbuilding has been excluded from calendar-ship-days as the vessel is expected to be delivered to us in March 2022.
The average size of our chartered-in fleet decreased from two vessels to one for 2021, compared to 2020, primarily due to the redelivery of one vessel in September 2020.
Comparison of the years ended December 31, 2020 and December 31, 2019
Revenues. Revenues decreased by $7 million for 2020, compared to 2019, primarily due to:
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

Direct operating costs. Direct operating costs increased by $6 million for 2020, compared to 2019, primarily due to:
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
Adjusted EBITDA. Adjusted EBITDA decreased by $9 million for 2020, compared to 2019, primarily due to the decrease in revenues of $7 million, described above.
Depreciation and amortization. Depreciation and amortization expense decreased by $21 million for 2020, compared to 2019, primarily due to:
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
Impairment expense, net. Impairment expense, net of $35 million for 2020 was related to a $17 million impairment recorded on the Navion Gothenburg as a result of a change in the expected operating plans of the vessel, an $8 million impairment recorded on the Navion Oslo due to the highly probable sale of the vessel, a $4 million impairment recorded on the Navion Bergen due to the highly probable sale of the vessel (which was sold during the third quarter of 2020), a $4 million impairment recorded on the Navion Stavanger as a result of a change in the expected earnings of the vessel, and a $3 million impairment recorded on the Navion Anglia due to the highly probable sale of the vessel.
Impairment expense, net of $15 million for 2019 was related to a $12 million impairment recorded on the Navion Gothenburg as a result of an assessment of significant repairs required to continue operations under its existing charter contract, a $2 million impairment recorded on the Navion Hispania due to the highly probable sale of the vessel and a $2 million impairment recorded on the Stena Sirita due to the highly probable sale of the vessel.
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
The average size of our chartered-in fleet decreased for 2020, compared to 2019, primarily due to the redelivery of two vessels in November 2019 and September 2020, respectively.

FSO Segment
As at December 31, 2021, our FSO fleet consisted of three units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which we have 100% ownership interests (December 31, 2020 - four units).
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
The following table presents certain of the FSO segment’s operating results for 2021, 2020 and 2019:

	Year Ended December 31,			% Change
(in thousands of U.S. Dollars, except percentages)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Revenues	75,405	113,867	140,117	(33.8)	(18.7)
Direct operating costs	(30,292)	(45,448)	(40,457)	(33.3)	12.3
General and administrative(1)	(4,360)	(8,459)	(6,946)	(48.5)	21.8
Adjusted EBITDA attributable to non-controlling interests(2)	9	311	(500)	(97.1)	(162.2)
Adjusted EBITDA	40,762	60,271	92,214	(32.4)	(34.6)
Depreciation and amortization	(25,247)	(37,971)	(43,311)	(33.5)	(12.3)
Impairment expense, net	—	(53,749)	—	(100.0)	—
Gain (loss) on dispositions, net	6,858	5,380	11,213	27.5	(52.0)

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
(2)Adjusted EBITDA attributable to non-controlling interests represents the non-controlling interests' proportionate share of Adjusted EBITDA from our consolidated joint ventures.

Comparison of the years ended December 31, 2021 and December 31, 2020
Revenues. Revenues decreased by $38 million for 2021, compared to 2020, primarily due to:
•a decrease of $32 million due to lower charter rates under a contract extension for the Randgrid FSO unit during 2021; and
•a decrease of $9 million due to the completion of the Dampier Spirit FSO unit and Apollo Spirit FSO unit charter contracts during 2020;
partially offset by
•an increase of $4 million due to Suksan Salamander FSO commencing a new operating and maintenance contract during 2021.
Direct operating costs. Direct operating costs decreased by $15 million for 2021, compared to 2020, primarily due to the decommissioning of the Dampier Spirit FSO unit during 2020.
Adjusted EBITDA. Adjusted EBITDA decreased by $20 million for 2021, compared to 2020, primarily due to the decrease in revenues, as described above, partially offset by the decrease in direct operating costs, as described above.
Depreciation and amortization. Depreciation and amortization decreased by $13 million for 2021, compared to 2020, primarily due to the impairment of the Randgrid FSO unit during 2020.
Impairment expense, net. Impairment expense, net was $nil for 2021, as there were no impairments recorded for within the FSO Segment in 2021.
Impairment expense, net. Impairment expense, net of $54 million for 2020 was related to impairments of $45 million recorded on the Randgrid FSO unit, as a result of a change in the expected earnings of the unit, and $7 million on the Dampier Spirit FSO unit and $2 million on the Apollo Spirit FSO unit due to the highly probable sales of the vessels.
Gain (loss) on dispositions, net. Gain (loss) on dispositions, net was $7 million for 2021, due to the sale of the Dampier Spirit FSO unit and the additional gain recorded after the official recycling of the Apollo Spirit FSO unit sold in late-2020. Gain (loss) on dispositions, net was $5 million for 2020, due to the sale of the Apollo Spirit FSO unit in late-2020.
Comparison of the years ended December 31, 2020 and December 31, 2019
Revenues. Revenues decreased by $26 million for 2020, compared to 2019, primarily due to:
•a decrease of $14 million due to lower charter rates under a contract extension for the Randgrid FSO unit during 2020; and
•a decrease of $12 million due to the completion of the Dampier Spirit FSO unit charter contract during 2020.
Direct operating costs. Direct operating costs increased by $5 million for 2020, compared to 2019, primarily due to the decommissioning of the Dampier Spirit FSO unit during 2020.
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
Impairment expense, net. Impairment expense, net of $54 million for 2020 was related to impairments recorded of $45 million on the Randgrid FSO unit, as a result of a change in the expected earnings of the unit, and $7 million on the Dampier Spirit FSO unit and $2 million on the Apollo Spirit FSO unit due to the highly probable sales of the vessels.
Impairment expense, net. Impairment expense, net was $nil for 2019, as there were no impairments recorded for within the FSO Segment in 2019.
Gain (loss) on dispositions, net. Gain (loss) on dispositions, net was $5 million for 2020, due to the sale of the Apollo Spirit FSO unit in late-2020. Gain (loss) on dispositions, net was $11 million for 2019, due to the sale of the Pattani Spirit FSO unit after the completion of its bareboat charter in April 2019.

UMS Segment
As at December 31, 2021, our UMS fleet consisted of one unit (December 31, 2020 - one unit), the Arendal Spirit UMS, in which we own a 100% interest. As at December 31, 2021 the Arendal Spirit UMS was in lay-up (December 31, 2020 - lay-up). In February 2022, we signed an agreement with Energean Isreal Ltd. to redeploy the Arendal Spirit UMS on a 100 day firm contract with extension options.
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

The following table presents certain of the UMS segment’s operating results for 2021, 2020 and 2019:

	Year Ended December 31,			% Change
(in thousands of U.S. Dollars, except percentages)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Revenues	895	1,828	2,940	(51.0)	(37.8)
Direct operating costs	(3,069)	(5,810)	(1,292)	(47.2)	349.7
General and administrative(1)	(5,252)	(3,564)	(6,100)	47.4	(41.6)
Adjusted EBTIDA	(7,426)	(7,546)	(4,452)	(1.6)	69.5
Depreciation and amortization	(2,258)	(2,328)	(3,415)	(3.0)	(31.8)
Impairment expense, net	—	—	(35,707)	—	(100.0)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources).

Comparison of the years ended December 31, 2021 and December 31, 2020
Revenues and Adjusted EBITDA. Revenues and Adjusted EBITDA for 2021 were generally consistent compared to 2020.
Comparison of the years ended December 31, 2020 and December 31, 2019
Revenues and Adjusted EBITDA. Revenues and Adjusted EBITDA decreased by $1 million and $3 million, respectively, for 2020, compared to 2019, primarily due to a $3 million insurance settlement received during the first quarter of 2019 relating to the gangway replacement of the Arendal Spirit in 2016.
Impairment expense, net. Impairment expense, net was $nil for 2020, as there were no impairments recorded within the UMS Segment in 2020.
Impairment expense, net. Impairment expense, net of $36 million for 2019 was related to impairments recorded on the Arendal Spirit UMS as a result of a change in the future redeployment assumptions of the unit.

Towage Segment
As at December 31, 2021, our towage fleet consisted of ten long-distance towage and offshore installation vessels (December 31, 2020 - ten long-distance towage and offshore installation vessels). We own a 100% interest in each of the vessels in our towage fleet.
Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs.
The following table presents certain of the towage segment’s operating results for 2021, 2020 and 2019:

	Year Ended December 31,			% Change
(in thousands of U.S. Dollars, except percentages)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Revenues	80,134	45,991	74,726	74.2	(38.5)
Direct operating costs	(67,632)	(45,636)	(68,013)	48.2	(32.9)
General and administrative(1)	(2,346)	(7,640)	(1,475)	(69.3)	418.0
Adjusted EBITDA	10,156	(7,285)	5,238	(239.4)	239.1
Depreciation and amortization	(17,821)	(17,923)	(17,796)	(0.6)	0.7
Impairment expense, net	—	(22,931)	—	(100.0)	100.0
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources).

Comparison of the years ended December 31, 2021 and December 31, 2020
Revenues. Revenues increased by $34 million for 2021, compared to 2020, primarily due to higher average day rates and utilization in the towage fleet.
Direct operating costs. Direct operating costs increased by $22 million for 2021, compared to 2020, primarily due to higher fuel price and utilization of the towage fleet as described above.
General and administrative. General and administrative expenses decreased by $5 million for 2021, compared to 2020, primarily due to the allocation of certain corporate costs across the operating segments.
Adjusted EBITDA. Adjusted EBITDA increased by $17 million for 2021, compared to 2020, primarily due to the increase in revenues of $34 million, as described above, and a $5 million decrease in general and administrative expenses, partially offset by the $22 million increase in direct operating costs.
Impairment expense, net. Impairment expense, net was $nil for 2021, as there were no impairments recorded within the Towage Segment in 2021.

Impairment expense, net. Impairment expense, net of $23 million for 2020 was related to impairments recorded on the ALP Forward, ALP Winger, ALP Ippon and ALP Ace towage vessels as a result of changes in the expected earnings of the vessels.
Comparison of the years ended December 31, 2020 and December 31, 2019
Revenues. Revenues decreased by $29 million for 2020, compared to 2019, primarily due to lower utilization and charter rates in the towage fleet as a result of decreased demand in the offshore market.
Direct operating costs. Direct operating costs decreased by $22 million, for 2020, compared to 2019, primarily due to lower utilization of the towage fleet as described above.
Adjusted EBITDA. Adjusted EBITDA decreased by $13 million for 2021, compared to 2020, primarily due to the decrease in revenues of $29 million and increase in general and administrative expenses of $6 million, as described above, partially offset by the $22 million decrease in direct operating costs, as described above.
Impairment expense, net. Impairment expense, net of $23 million for 2020 was related to impairments recorded on the ALP Forward, ALP Winger, ALP Ippon and ALP Ace towage vessels as a result of changes in the expected earnings of the vessels.
Impairment expense, net. Impairment expense, net was $nil for 2019, as there were no impairments recorded within the Towage Segment in 2019.

Conventional Tanker Segment
During March and April 2019, respectively, we redelivered our two in-chartered conventional tankers to their owners and ceased operations in this segment.
The following table presents certain of the conventional tanker segment’s operating results for 2021, 2020 and 2019:

	Year Ended December 31,			% Change
(in thousands of U.S. Dollars, except percentages)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Revenues	—	—	7,972	—	(100.0)
Direct operating costs	—	—	(9,304)	—	(100.0)
General and administrative(1)	—	—	(104)	—	(100.0)
Adjusted EBITDA	—	—	(1,436)	—	(100.0)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

Revenues and Adjusted EBITDA. Revenues decreased and adjusted EBITDA increased for 2020, compared to 2019, as a result of ceasing operations in the conventional segment during 2019.
Non-IFRS Financial Measures
To supplement the consolidated financial statements, we use EBITDA and Adjusted EBITDA, which are non-IFRS financial measures, as measures of our performance. EBITDA represents net income (loss) before interest expense, interest income, income tax expense, and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps (as we, in assessing our performance, view these gains or losses as an element of interest expense); realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; and equity-accounted income (loss). Adjusted EBITDA also includes our proportionate share of Adjusted EBITDA from our equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. We do not have control over the operations of, nor do we have any legal claim to the revenues and expenses of our equity-accounted investments. Consequently, the cash flow generated by our equity-accounted investments may not be available for use by us in the period that such cash flows are generated.
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

The following table reconciles EBITDA and Adjusted EBITDA to net income (loss) for the years ended December 31, 2021, 2020 and 2019:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2021	2020	2019
Net income (loss)	(136,450)	(346,163)	(159,067)
Less:
Depreciation and amortization	(313,120)	(316,317)	(358,474)
Interest expense	(206,176)	(192,723)	(205,667)
Interest income	91	2,770	5,111
Income tax (expense) benefit
Current	(4,603)	(6,543)	(4,666)
Deferred	(5,006)	804	(3,161)
EBITDA	392,364	165,846	407,790
Less:
Equity-accounted income (loss)	25,062	35,921	33,768
Impairment expense, net	(116,420)	(268,612)	(187,680)
Gain (loss) on dispositions, net	10,502	3,411	12,548
Realized and unrealized gain (loss) on derivative instruments	15,732	(96,499)	(34,682)
Foreign currency exchange gain (loss)	(825)	(7,861)	2,193
Gain (loss) on modification of financial liabilities, net	(45,920)	—	(8,332)
Other income (expenses), net	48,323	(10,472)	(1,345)
Adjusted EBITDA attributable to non-controlling interests(2)	(171)	10,677	11,361
Add:
Realized gain (loss) on foreign currency forward contracts	—	(1,310)	(5,054)
Adjusted EBITDA from equity-accounted investments(1)	95,880	101,352	98,294
Adjusted EBITDA	551,961	599,323	673,199
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

	Year Ended December 31,
(in thousands of U.S. Dollars)	2021	2020	2019
Equity-accounted income (loss)	25,062	35,921	33,768
Less:
Depreciation and amortization	(31,604)	(32,414)	(32,288)
Interest expense, net	(7,705)	(14,307)	(19,469)
Income tax (expense) benefit
Current	(484)	(317)	(250)
EBITDA	64,855	82,959	85,775
Less:
Impairment expense, net	(36,096)	—	—
Realized and unrealized gain (loss) on derivative instruments	5,661	(15,484)	(12,527)
Foreign currency exchange gain (loss)	(590)	(2,909)	8
Adjusted EBITDA from equity-accounted vessels	95,880	101,352	98,294
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

	Year Ended December 31,
(in thousands of U.S. Dollars)	2021	2020	2019
Net income (loss) attributable to non-controlling interests in subsidiaries	(6,527)	(7,154)	(8,409)
Less:
Depreciation and amortization	(6,163)	(6,087)	(11,394)
Interest expense	(369)	(902)	(1,576)
Interest income	1	16	106
EBITDA	4	(181)	4,455
Less:
Impairment expense, net	—	(11,394)	(6,905)
Gain (loss) on dispositions, net	168	633	—
Foreign currency exchange gain (loss)	7	(97)	(1)
Adjusted EBITDA attributable to non-controlling interests	(171)	10,677	11,361
B. Liquidity and Capital Resources
Liquidity and Cash Needs

Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements.
Our business model is to employ our vessels on fixed-rate contracts with oil companies, typically with terms between three and ten years. Our near-to-medium term business strategy is primarily to focus on extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing additional growth projects. Operating cash flows prior to changes in non-cash working capital items relating to operating activities decreased in 2021, as our operating cash flows are slightly weakened by key FPSO units which have come off contract in 2020 and 2021. However, we remain supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high quality counterparties.
Our primary liquidity needs for the next twelve months are to pay existing committed capital expenditures, to make scheduled repayments of borrowings and related interest rate swaps, to pay debt service costs, to pay operating expenses and dry-docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and to manage our working capital deficit.
As at December 31, 2021, our interest-bearing obligations include bonds, commercial bank debt, a senior secured PIK note provided by Brookfield, an unsecured PIK note provided by Brookfield, and obligations related to leases. The contractual payments relating to these obligations for the next twelve months are $420 million, and $3 billion thereafter. Refer to Item 18 – Financial Statements: Note 19 - Borrowings, Item 18 – Financial Statements: Note 21 - Related Party Transactions and Item 18 – Financial Statements: Note 11 - Advances on Newbuilding Contracts for terms upon which future interest payments are determined.
As at December 31, 2021, our other financial liabilities include interest rate swaps and foreign currency forward contracts. The contractual payments relating these obligations for the next twelve months are $65 million, and $191 million thereafter. Refer to Item 18 – Financial Statements: Note 18 - Other Financial Liabilities for a summary of the terms of our derivative instruments which economically hedge certain of our floating rate interest-bearing obligations.
As at December 31, 2021, our contractual obligation relating to lease liabilities consists of the undiscounted contractual maturities of our lease liabilities. The contractual payments relating to these obligations for the next twelve months are $15 million, and $12 million thereafter. Refer to Item 18 – Financial Statements: Note 9 - Right of Use Assets and Lease Liabilities.
As at December 31, 2021, our contractual obligation relating to newbuilding contracts consists of the estimated remaining payments for the acquisition of one shuttle tanker newbuilding. The contractual payments relating to these obligations for the next twelve months are $74 million, and $nil thereafter. We secured $105.6 million of borrowings relating to this shuttle tanker newbuilding, which as at December 31, 2021 had an undrawn balance of $63.4 million. Refer to Item 18 – Financial Statements: Note 11 - Advances on Newbuilding Contracts.
Our estimated future dry dock expenditures for the next twelve months are $19 million, and $395 million thereafter.
The following table presents our liquidity as at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
	$	$
Cash and cash equivalents	190,942	235,734
Total liquidity(1)	190,942	235,734
Working capital surplus (deficit)	(276,408)	(230,494)
(1)Defined as cash, cash equivalents and undrawn revolving credit facilities

The working capital deficit of $276 million as at December 31, 2021, has increased from $230 million as at December 31, 2020. The increase in the working capital deficit was primarily due to a $95 million decrease in accounts and other receivable, net, an $84 million decrease in financial assets primarily relating to amounts held in escrow for a shuttle tanker newbuilding yard installment payment as at December 31, 2020, a $45 million decrease in cash and cash equivalents, and a $45 million increase in borrowings. This was partially offset by a $164 million decrease in other financial liabilities primarily relating to the termination or amendment of certain interest rate swaps during the year ended December 31, 2021, and a $37 million decrease in accounts payable and other.
Primarily as a result of the working capital deficit and committed capital expenditures, during the one-year period from December 31, 2021, we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our obligations and commitments and minimum liquidity requirements under our financial covenants in our credit facilities. During the year ended December 31, 2021, we completed various measures to improve our debt maturity profile and enhance our liquidity and financial flexibility. Refer to Item 18 – Financial Statements: Note 19 - Borrowings, Item 18 - Financial Statements: Notes 21a and b - Related Party Transactions and Item 18 – Financial Statements: Note 22 - Equity for additional information. Additional potential sources of financing that we are actively pursuing, during the one-year period include entering into new debt facilities, borrowing additional amounts under existing facilities, the refinancing, extension or other amendments, including amendment of financial covenants, of certain borrowings and interest rate swaps, selling certain assets, seeking joint venture partners for the Partnership's business interests, enter into sale-leaseback agreements, increasing equity, and other potential liability management transactions. Based on our liquidity at the date of these financial statements, the liquidity we expect to generate from operations over the following year, and by incorporating our plans to raise additional liquidity that we consider probable of completion, we expect that we will have sufficient liquidity to meet our existing liquidity needs for at least the next twelve months. In January 2022, we entered into a revolving credit facility with Brookfield. The borrowings available under the revolving credit facility are $32.0 million and mature in June 2022. However, there can be no assurance that our liquidity from operations will meet our expectations, which could be negatively affected by items outside of our control, including macroeconomic conditions, or that our efforts to raise liquidity will be successful. For more information, refer to “Item 18 – Financial Statements: Note 2b - Going concern" and “Item 3D. – Risk Factors — Risks Relating to Our Liquidity — Our ability to repay or refinance our debt obligations and to fund our capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures with cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage may increase or our unitholders may be diluted. Our business may be adversely affected if we need to access other sources of funding.”
As at December 31, 2021, we had total borrowings outstanding of $2,496 million compared to $2,800 million as at December 31, 2020. The borrowings consisted of the following:

	December 31, 2021	December 31, 2020
	$	$
U.S. Dollar Revolving Credit Facilities	308,887	439,600
U.S. Dollar Term Loans	1,282,848	1,426,370
U.S. Dollar Bonds	725,072	726,826
U.S. Dollar Non-Public Bonds	179,462	206,870
Total principal	2,496,269	2,799,666

The use of proceeds from the credit facilities, term loans, bonds and finance leases is primarily related to ongoing operations and capital expenditures. Agreement for some of these borrowings and financings contain covenants, DSCR requirements and other restrictions typical of debt financing secured by vessels that restrict the Partnership and/or ship-owning subsidiaries from, among other things: minimum liquidity, incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default or do not meet minimum DSCR requirements; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Obligations under our credit facilities are secured by certain vessels and accounts (see Item 18 - Financial Statements: Note 19 - Borrowings), and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. Should we not meet these financial covenants or should we breach other covenants or DSCR requirements and not remedy the breach within an applicable cure period, if any, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements and which may trigger cross-defaults or accelerations under other credit facilities. As at December 31, 2021, we were in compliance with all covenants relating to our consolidated borrowings.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. Dollars)	2021	2020	2019
Net operating cash flow	215,295	282,319	350,882
Net financing cash flow	(157,244)	234,364	(71,101)
Net investing cash flow	(102,826)	(476,023)	(304,532)

Operating Cash Flows

Net cash flow from operating activities decreased to $215 million for 2021, compared to $282 million for 2020, primarily due to the negative movement of $209 million for the unrealized (gain) loss on derivative instruments, $152 million for impairment expense, net, and $51 million for provisions and other, partially offset by the positive movement of $210 million for net income (loss), $100 million for the changes in non-cash working capital, net, $25 million for other non-cash items and $15 million for equity-accounted (income) loss, net of distributions received.

Net cash flow from operating activities also decreased for 2021 compared to 2020, due to a decrease in revenues, an increase in direct operating costs, an increase in interest paid and an increase in realized losses on interest rate swaps, partially offset by a decrease in general and administrative expenses. Refer to "Consolidated Results of Operations" above.
Net cash flow from operating activities decreased to $282 million for 2020, compared to $351 million for 2019, primarily due to changes in non-cash working capital items which used $13 million of operating cash flows during 2021 compared to a contribution of $13 million during 2020. The decrease in non-cash working capital items for the year ended December 31, 2020, compared to 2019 is primarily due to the timing of payments made to vendors and settlements of balances with related parties, partially offset by the timing of payments received from customers.
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
Financing Cash Flows

Our proceeds from borrowings, net of financing costs, were $268 million in 2021, $304 million in 2020 and $472 million in 2019.
Net proceeds from borrowings related to the sale and leaseback of vessels were $71 million, $119 million and $22 million in 2021, 2020 and 2019, respectively. These proceeds were used to fund installment payments on the certain of the shuttle tanker newbuildings. Our scheduled repayments of our borrowings related to the sale and leaseback of vessels were $11 million, $1 million and $nil in 2021, 2020 and 2019, respectively.
We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments and our prepayments of our borrowings were $579 million in 2021, compared to $329 million in 2020. The increase in repayments and prepayments is mainly due to a $181 million repurchase of our $250 million unsecured shuttle bond during 2021, a $34 million prepayment on one debt facility during 2021 and a $16 million prepayment on our $450 million shuttle revolver.
Our scheduled repayments and prepayments of our borrowings were $329 million in 2020, compared to $410 million in 2019. The decrease in repayments and prepayments is mainly due to repayments associated with the maturity of our NOK-denominated bonds, certain five-year senior unsecured bonds and one debt facility during 2019, partially offset by an increase in repayments due to $13 million of our $700 million five-year senior unsecured bonds repurchased during 2020 and a $12 million prepayment on one debt facility during 2020.
In March 2018, we entered into a credit agreement with Brookfield for an unsecured revolving credit facility, which during 2021, provided for borrowings of up to $225 million. During 2021, we entered into three additional unsecured credit facilities with Brookfield which provided borrowings of $17 million, $30 million and $70 million, respectively. During 2021, we drew down $147 million and prepaid $30 million related to these credit facilities. During 2020, we drew down $205 million related to the existing credit facility. During 2019, we prepaid $200 million and drew down $95 million related to the existing credit facility. As at December 31, 2021, our unsecured revolving credit facilities with Brookfield had been replaced by the 11.50% PIK Notes and 12.50% PIK Notes. Refer to item item 18 - Financial Statements: Note 21 - Related Party Transactions for additional information.
Lease payments on our vessel in-charter leases and office leases during 2021, 2020 and 2019 were $15 million, $20 million and $15 million, respectively.
Capital contribution by non-controlling interests were $18 million, $nil and $2 million during 2021, 2020 and 2019, respectively, while distributions to non-controlling interests were $11 million, $5 million and $4 million during 2021, 2020 and 2019, respectively.
Cash distributions paid to our preferred unitholders totaled $16 million in 2021, $32 million in 2020 and $32 million in 2019. During 2020, we repurchased 311,381 of our outstanding preferred units for a cash payment of $6 million. In July 2021, we suspended the payment of quarterly cash distributions on our outstanding Series A, Series B and Series E Preferred Units commencing with the distributions payable with respect to the period of May 15, 2021 to August 14, 2021. In addition, no distributions on the Preferred Units will be permitted without noteholder consent while the 11.5% PIK Notes issued in the Brookfield Exchanges remain outstanding. All distributions on the Preferred Units will continue to accrue and must be paid in full before distributions to Class A and Class B common unitholders can be made. Refer to item item 18 - Financial Statements: Note 22 - Equity for additional information.
Investing Cash Flows

During 2021, net cash flow used for investing activities was $103 million, primarily due to $211 million of vessel and equipment additions, mainly relating to $177 million of installment payments for the shuttle tanker newbuildings and $30 million of drydocking expenditure and certain capital modifications, partially offset by $45 million from the sales of vessels and equipment and a $69 million decrease in restricted cash primarily related to a $74 million reduction to amounts held in escrow for the final installment payment for one of the above mentioned shuttle tanker newbuilds, partially offset by cash sweep requirements under an amended third-party loan agreement.
During 2020, net cash flow used for investing activities was $476 million, primarily due to $480 million of vessels and equipment additions, mainly relating to $369 million of installment payments for the shuttle tanker newbuildings, $63 million of additions relating to VOC equipment accounted for as finance leases and $41 million of drydocking expenditure and certain capital modifications, and a $27 million increase in restricted cash mainly relating to cash sweep requirements under an amended loan agreement, partially offset by $28 million from the sales of vessels and equipment and $6 million acquired relating to the acquisition of one company.
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
E.Critical Accounting Estimates
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
Climate related risks. We could face the impact of an accelerated energy transition driven by climate change. Our strategy, capital allocation and selection of projects are guided by our vision to lead the industry to a sustainable future and climate related risks are key drivers for it. The effect on our compliance costs, capital expenditures, cash flow from operation and other assumptions are inherently uncertain and may differ from actual amounts. The risks will however remain as key considerations for impairment testing, estimation of remaining useful life and provisions for future periods.
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
The following table presents by segment, certain vessels and equipment which, although their recoverable amount exceeds their carrying value as at December 31, 2021, we consider to be at a higher risk of future impairment.

(in thousands of U.S. Dollars, except number of vessels) Reportable Segment	Number of Vessels	Carrying Values $
FPSO Segment	2	582,980
Shuttle Tanker Segment	3	55,901
FSO Segment	1	101,719
UMS Segment	1	58,368
Towage Segment	2	15,974
For the units within the FPSO, FSO and UMS segments, there are uncertainties in the assumptions for redeployments where there is no signed contract in place. When estimating the recoverable amount, we make assumptions for the uncontracted cash flows over the useful life for each unit. These are estimated based on our market knowledge, experience and return on invested capital. These assumptions are used to create scenarios with different cash flows for each unit. Based on the attractiveness of the various assets, the assumptions can include extensions on current contracts, new contracts, sale or a recycling option. The recoverable amount is a weighted average of all the scenarios.

As at December 31, 2021, due to uncertainty in the redeployment market for FPSO, FSO and UMS units and short remaining contract lengths, we identified impairment triggers for all of our FPSO fleet, one of our FSO units, and our one UMS unit. The asset values of the Voyageur Spirit FPSO and the Piranema Spirit FPSO were impaired as at December 31, 2021. For the remaining FPSO units, one FSO unit, and one UMS unit, the tests did not result in a recoverable value lower than the carrying value and were therefore not impaired. These units are considered at high risk of future impairment in the table above.

Our impairment tests are sensitive to changes in key assumptions such as discount rate, assumed contract rates and the weight applied to the various scenarios. For the remaining FPSO units, one FSO unit, and one UMS unit for-which the impairment tests as at December 31, 2021 did not result in an impairment:

•An increase of 0.5% for the discount rate would result in an impairment of $21 million.
•An additional one-year before redeployment of the units in the weighted scenarios would result in an impairment of $67 million.
•A 10% reduction in rate/sales proceeds from the weighted scenarios on the same units would result in an impairment of $52 million.

Judgments and Uncertainties. Depreciation on vessels and equipment is calculated on a straight-line basis so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Residual value of the vessel hull is estimated as the lightweight tonnage of each vessel multiplied by recycling value per ton. The estimated useful lives, residual values and depreciation methods are reviewed annually, with the effect of any changes recognized on a prospective basis. Certain of the Partnership's FPSO units and FSO units have undergone conversions or capital upgrades prior to commencing operations under their current contracts. The estimated useful lives of such vessels is generally substantially lower than that of a comparable newbuilding vessel. For a newbuilding FPSO unit, we use an estimated useful life of 20 to 25 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. Some of our FPSO units have oil field and contract specific equipment which is depreciated over the expected life of the oil field or contract. Shuttle tankers are depreciated using an estimated useful life of 20 years commencing the date the vessel is delivered from the shipyard. FSO units are depreciated over the estimated term of the contract, inclusive of extension options. UMS are depreciated over an estimated useful life of 35 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. Towage vessels are depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard. Dry docks and overhauls on our vessels are depreciated over an estimated useful life of two and a half to five years.
However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life potentially resulting in an impairment expense. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail and include assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, residual values or estimated sale proceeds and the remaining expected life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of direct operating costs and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Residual value of the vessel hull is estimated as the lightweight tonnage of each vessel multiplied by recycling value per ton. Estimated sale proceeds are based on second-hand sale and purchase market data, or, where applicable, offers made or received on the vessels. The remaining estimated lives of our vessels and equipment used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

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
F.Safe Harbor
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
Directors of Altera Infrastructure GP L.L.C
The following table presents certain information concerning our board of directors. Ages of the directors and officers are as of December 31, 2021.

Name	Age	Position
Benedicte Bakke Agerup	57	Director (1)
Ian Craig	69	Director (2)
Craig Laurie	50	Director (3)
Ralf Rank	44	Director (4)
Michael Rudnick	38	Director
Nelson Silva	66	Director (5)
Ingvild Sæther	53	Director and President & Chief Executive Officer, Altera Infrastructure Group Ltd. (6)
William L. Transier	67	Director (7)
Denis Turcotte	60	Director (8)
Bill Utt	64	Chairman of the board of directors (9)
(1)Member of the Audit Committee, Corporate Governance Committee and Conflicts Committee.
(2)Member of the Audit Committee, Project & Opportunity Review Committee (Chair) and Conflicts Committee (Chair).
(3)Member of the Corporate Governance Committee.
(4)Observer to the Audit Committee and member of Project & Opportunity Review Committee.
(5)Member of the Audit Committee, Project & Opportunity Review Committee and Conflicts Committee.
(6)Member of the Executive Oversight Committee.
(7)Member of the Audit Committee (Chair) and the Project & Opportunity Review Committee.
(8)Member of the Corporate Governance Committee and Executive Oversight Committee (Chair).
(9)Chair of the Corporate Governance Committee and member of Executive Oversight Committee.

Certain biographical information about each of these individuals is set forth below.

Benedicte Bakke Agerup was appointed as a director of our general partner in December 2020. Ms. Agerup brings more than 30 years of experience from the finance and maritime industry to the board of directors. From 2010 to 2017 Ms. Agerup served as Chief Financial Officer of Wilh. Wilhelmsen ASA, a global provider of maritime and logistics services. Ms. Agerup has previously served as deputy chair of the Norwegian Hull Club as well as on the board of a number of other listed and unlisted companies within the finance and maritime sector and has been a member of a variety of audit and risk committees. Ms. Agerup currently sits on the board of directors of Treasure ASA. Ms. Agerup holds a degree in

Economics and Business Administration from the Norwegian School of Economics and studied an advanced management program at Harvard Business School.

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

Ralf Rank was appointed as a director of our general partner in December 2021. Mr Rank is a Managing Partner in Brookfield’s Private Equity Group. Mr. Rank joined Brookfield in 2007 and currently serves as Head of Strategy for the private equity group. Mr. Rank has held a number of senior roles in Brookfield’s renewable power, infrastructure and private equity businesses, including Chief Investment Officer, Power & Utilities; CEO Brookfield Renewable Europe and Managing Partner, European private equity. Prior to joining Brookfield, Mr. Rank was Associate Director, Investment Banking at Scotia Capital Inc. with an industry specialization in infrastructure, power and utilities. Mr. Rank holds a Bachelor of Applied Science (Mechanical Engineering) and a Minor in Economics from the University of Waterloo and has received the Chartered Financial Analyst designation.

Michael Rudnick was appointed as a director of our general partner in December 2021. Mr Rudnick is a Senior Vice President in Brookfield's Private Equity Group. Mr. Rudnick is responsible for global transaction structuring and execution for Brookfield's Special Investment Fund. Prior to joining Brookfield, Mr. Rudnick was a Vice President at H/2 Capital Partners and an associate at Paul, Weiss, Rifkind, Wharton & Garrison LLP. Mr. Rudnick holds a Juris Doctor degree from Benjamin N. Cardozo School of Law and Bachelor of Arts degree from Emory University.

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

William L. Transier was appointed as a director of our general partner in March 2019. Mr. Transier is the founder and Chief Executive Officer of Transier Advisors, LLC, an independent advisory firm. Mr. Transier also serves as the chairman of the board of directors of Helix Energy Solutions Group, Inc since July 2017. Mr. Transier served as chairman of the board of directors and chairman of the audit and governance committees of Battalion Oil Corporation from October 2019 to May 2021. In April 2020, Mr. Transier was elected to the board of directors of Exela Technologies, Inc. where he serves as chairman of the audit committee and member of the special transactions committee. Mr. Transier has also served on the boards of directors of Sears Holding Corporation from October 2018 to October 2019, Gastar Exploration Inc. from August 2018 to February 2019, CHC Group Ltd. from 2016 to July 2017, Paragon Offshore Plc. from 2014 to July 2017 and Cal Dive International, Inc. Mr. Transier was the co-founder of Endeavour International Corporation, an international oil and gas exploration and production company. He served as non-executive Chairman of Endeavour’s board of directors from 2014 until 2015, as Chairman, Chief Executive Officer and President of Endeavor from 2006 to 2014 and as co-Chief Executive Officer from formation in 2004 through 2006. Mr. Transier also served as Executive Vice President and Chief Financial Officer of Ocean Energy, Inc. and it’s predecessor company, Seagull Energy Corporation, from 1996 to 2003. Before his tenure with Ocean Energy, Mr. Transier served in various roles, including partner, in the audit department and head of the Global Energy practice of KPMG LLP. Mr. Transier has a BBA degree from the University of Texas, MBA from Regis University, and MA in Theological Studies from Dallas Baptist University and is a Certified Public Accountant. Mr. Transier was recently recognized by the Dallas Business Journal as an Outstanding Director for excellence in corporate governance.

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

Our Management
In February 2017, the Partnership and its wholly-owned subsidiary, Altera Infrastructure Holdings L.L.C. (or Holdco), entered into a services agreement with Altera Infrastructure Group Ltd. (or the Service Provider, formerly known as Teekay Offshore Group Ltd.), a subsidiary of Holdco. Pursuant to the service agreement, the Service Provider provides certain services to us. The following table presents certain information regarding the senior management team that is principally responsible for our operations and their positions with the Service Provider as at December 31, 2021:

Name	Age	Position
Ingvild Sæther	53	President and Chief Executive Officer, Altera Infrastructure Group Ltd.
Jan Rune Steinsland	62	Chief Financial Officer, Altera Infrastructure Group Ltd.
Duncan Donaldson	42	General Counsel, Altera Infrastructure Group Ltd.

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
Jan Rune Steinsland was appointed Chief Financial Officer of Altera Infrastructure Group Ltd., a service provider to us, in September 2018. He joined Altera from drilling contractor Songa Offshore SE where he served as Chief Financial Officer from 2013 to 2018. Mr. Steinsland brings 30 years of energy and offshore industry experience. Previous assignments of Mr. Steinsland’s include serving as Chief Financial Officer at drilling contractor Ocean Rig from 2006 to 2013 and at the financial group Acta Holding from 2000 to 2006, as well as serving in several management positions at ExxonMobil from 1988 to 2000. Mr. Steinsland has a Lic. Oec. degree from the University of St. Gallen, Switzerland and is a Certified European Financial Analyst (CEFA).
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
B.Compensation
Executive Compensation
Refer to Item 18. - Financial Statements: Note 21 - Related Party Transactions.
Compensation of Directors
Each of our independent directors receives compensation for attending meetings of the board of directors, as well as committee meetings. Each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under the law of the Republic of the Marshall Islands. During 2021, the compensation for our directors was as follows:
Board of directors
Each independent director, other than the Chair, received a director fee of $140,000 per annum. The Chair received a director fee of $140,000 per annum and an additional fee of $60,000 per annum. Additionally, if the directors are required to meet out of continent, all directors are paid an additional $2,500 per meeting for travel fees.
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
Key Employee Compensation Plan

During November 2021, the general partner adopted a Key Employee Compensation Plan in addition to the existing Executive Long-Term Incentive Plan. The purpose of the Key Employee Compensation Plan is to align the interests of the Company and eligible key employees of the Company and its subsidiaries. Eligible Participants under the Plan are eligible to receive a Retention Bonus and a Performance Bonus based on continuing employment through certain vesting dates and a Performance Bonus which is subject to performance against established criteria.
C.Board Practices
Board Structure, Practices and Committees
The board of directors oversees the general partner's management and our business. The day-to-day affairs of our business are managed by key employees of our operating subsidiaries. For additional information regarding the composition of our board of directors, refer to Item 6A - Directors and Senior Management.
Size, independence and composition of the board of directors
Pursuant to the general partner’s operating agreement, the board of directors may, from time to time, establish the size of the board of directors, provided the size of the board of directors may not be fewer than five directors or greater than fifteen directors. As at December 31, 2021, the board of directors consisted of ten directors.
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
Audit Committee
The Audit Committee of our general partner is composed of three or more directors, each of whom must meet the independence standards of the NYSE, the SEC and any other applicable laws and regulations governing independence from time to time. This committee is currently comprised of directors William L. Transier (Chair), Nelson Silva, Ian Craig and Benedicte Bakke Agerup, all independent directors. Ralf Rank is an observer to the committee. All members of the committee are financially literate and the board of directors has determined that Mr. Transier qualifies as an audit committee financial expert.
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
Corporate Governance Committee
The Corporate Governance Committee of our general partner is composed of at least two directors. This committee is currently comprised of directors Bill Utt (Chair), Denis Turcotte, Craig Laurie and Benedicte Bakke Agerup.
The Corporate Governance Committee:
•oversees the operation and effectiveness of the board of directors and its corporate governance; and
•develops, updates and recommends to the board of directors, corporate governance principles and policies applicable to us and our general partner and monitors compliance with these principles and policies.
Project & Opportunity Review Committee
The Project & Opportunity Review Committee of our general partner is composed of at least two directors. This committee is currently comprised of directors Ian G. Craig (Chair), Ralf Rank, William L. Transier and Nelson Silva.
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
D.Employees
Crewing and Staff

As at December 31, 2021, approximately 1,700 seagoing employees served on our vessels, compared to approximately 1,700 as of December 31, 2020 and approximately 1,900 as of December 31, 2019. As at December 31, 2021, our subsidiaries employed approximately 550 staff who served on shore in technical, commercial and administrative roles in various countries compared to approximately 550 staff as at December 31, 2020 and approximately 450 staff as at December 31, 2019. The increase in onshore employees from 2019 to 2020 is a result of in sourcing corporate support services previously provided by Teekay Corporation. We also have an insignificant number of temporary employees serving on our vessels.
Collective Bargaining Agreements

Substantially all officers and seamen for the Norway-flagged vessels are covered by a collective bargaining agreement with Norwegian unions (Norwegian Maritime Officers’ Association (NMOA), Norwegian Union of Marine Engineers (NUME) and the Norwegian Seafarers’ Union). We have entered into a Collective Bargaining Agreement with Norwegian offshore unions (SAFE, Industry Energi and DSO), through its membership in Norwegian Shipowners Association (or NSA), and NSA (NOR agreement) which covers substantially all of the offshore employees on board our vessels on the Norwegian Continental Shelf.

In addition, we have entered into the following tariff agreements for the Polish seafarers:
•Polish Seafarers' Union (P.S.U) affiliate to the ITF (for ships registered in The Bahamas)
•NIS CBA (Norwegian International ship register) - NSA and Polish Seafarers' Union, National Maritime Section Nszz Solidarnosc
For our Philippine seafarers, we have entered into the following tariff agreements:
•Philippine Seafarers' Union (PSU) (for ships registered in The Bahamas)
•NIS CBA (Norwegian International ship register) - NSA and The Associated Marine Officers and Seamen's Union of the Philippines (AMOSUP)
We have entered into a Collective Bargaining Agreement with Sindicato dos Trabalhadores Offshore do Brasil (or SINDITOB) and Unified Trade Union of Oil, Petrochemical and Plastic Workers of the States of Alagoas and Sergipel (or Sindipetro-Al), which collectively covers substantially all Brazilian resident offshore employees on board our FPSO units operating in Brazil.
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
Human Capital Measures

We have certain programs and initiatives aimed at developing and retaining our employees. All of our employees are required to participate in annual accountability plans and performance reviews. The accountability plan involves establishing annual goals and priorities, related to the overall strategy of the company, and is assessed as part of the employees annual performance review. Additionally, we have implemented a talent review program to ensure that, annually, talent is identified and appropriate resources are allocated to assist in the development and retention of the identified employees.
To supplement the programs and initiatives described above, we have developed, and are in the process of developing, organizational-wide policies as described below:
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
We have also implemented an Accountability Leadership framework which creates clear roles and accountabilities, clarity on decision making and an optimal organizational structure.
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
E.Unit Ownership
As at December 31, 2021, the current directors of our board of directors, as a group, beneficially own, directly or indirectly, or exercise control and direction over, our units representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis. As at December 31, 2021, senior management of the Service Provider, as a group, beneficially own, directly or indirectly, or exercise control and direction over, none of our issued and outstanding units on a fully exchanged basis.
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

Refer to Item 7B. - Certain Relationships and Related Party Transactions - Transactions with Brookfield.
B.Certain Relationships and Related Party Transactions
Certain Relationships
As of the date of this Annual Report, Brookfield holds a 100% ownership interest in our general partner and 100% of our outstanding Class B common units, which represent 98.7% of our combined outstanding Class A and Class B common units.
Craig Laurie, Ralf Rank, Michael Rudnick and Denis Turcotte are directors of our general partner. Messrs. Laurie, Rank, and Turcotte are Managing Partners and Mr. Rudnick is Senior Vice President in Brookfield's Private Equity Group.
William L. Transier is a director of our general partner and has served as a director of Westinghouse Electric Company, a wholly-owned subsidiary of Brookfield, since 2017.
Bill Utt is a director and chairman of our general partner and a director of BrandSafway, part of the Clayton, Dubilier & Rice, LLC and Brookfield Asset Management portfolio. Brookfield Asset Management Inc owns a 48% interest in BrandSafway.
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
b.Loans from Brookfield

Refer to Item 18. - Financial Statements: Note 21(a) and (b) - Related Party Transactions for a description of our outstanding related party borrowings with Brookfield.
c.2018 Purchase of Senior Unsecured Bonds by Brookfield

Refer to Item 18. - Financial Statements: Note 21(a) - Related Party Transactions for a description of Brookfield’s purchase from us in July 2018 of $500 million principal amount of our 8.50% Senior Notes, and related transactions.
Other

Refer to Item 18. - Financial Statements: Note 21 - Related Party Transactions for additional information about these and other related-party transactions.
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
Refer to Item 18. – Financial Statements: Note 16 - Provisions and Contingencies for a description of certain claims made against us.

Cash Distribution Policy
We currently do not make quarterly distributions on our common or preferred units. Subject to the limitations in our partnership agreement, our general partner may elect to distribute with respect to our common units our available cash (as defined in our partnership agreement and after deducting expenses, including estimated future capital expenditures and reserves) rather than retaining it each quarter. Available cash is determined after payment of distributions on our preferred units. In determining the amount of cash available for distribution, the board of directors of our general partner, in making the determination on our behalf, approves the amount of cash reserves to set aside, including reserves for future capital expenditures, anticipated future credit needs, working capital and other matters. We also rely upon external financing sources, including commercial borrowings and proceeds from debt and equity offerings, to fund our capital expenditures.
We believe it is in the best interests of our common unitholders to conserve more of our internally-generated cash flows to fund these projects and to reduce debt levels. As a result, in January 2019, we reduced our quarterly distributions on our common units to $nil.
In July 2021, we suspended the payment of quarterly cash distributions on our Preferred Units. In addition, no distributions on the Preferred Units will be permitted without noteholder consent while the 11.5% PIK Notes issued in the Brookfield Exchanges remain outstanding. All distributions on the Preferred Units will continue to accrue and must be paid in full before distributions to Class A and Class B common unitholders can be made.
Refer to Item 18. – Financial Statements: Note 22 - Equity for additional information.
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
B.Memorandum and Articles of Association

The information required to be disclosed under Item 10B is set forth in Exhibit 2.9 (Description of Securities Registered Under Section 12 of the Exchange Act) and incorporated herein by reference.
C.Material Contracts
Attached or incorporated by reference as exhibits to this Annual Report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included in Note 19 (“Borrowings”) to our consolidated financial statements included in this Annual Report with respect to our credit facilities and Note 21 (“Related Party Transactions”) with respect to certain contracts with Brookfield. Other than these contracts, we have not entered into any other material contracts in the two years immediately preceding the date of this Annual Report that contain obligations yet to be performed, other than contracts entered into in the ordinary course of business.
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
•financial institutions,
•insurance companies,
•persons holding their units in retirement accounts and other tax-deferred accounts,
•persons that acquired our units in a compensatory transaction,
•persons subject to the alternative minimum tax,
•persons that actually or under applicable constructive ownership rules own 10% or more of our units (by vote or value), and
•entities that are tax-exempt for U.S. federal income tax purposes.

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

Subject to holding period requirements and certain other limitations, dividends received with respect to our publicly traded preferred units by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below). Any dividends received with respect to our units not eligible for these preferential rates, will be taxed as ordinary income to a Non-Corporate U.S. Holder.

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

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation, and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an “active partner” test and does not elect out of “look through” treatment, either: (i) at least 75% of its gross income is “passive” income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce, or are held for the production of, passive income.

For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our units and any publicly-traded look-through subsidiary may be treated as reflecting the value of our assets, any publicly-traded look-through subsidiaries’ assets, respectively, at any given time. Therefore, a decline in the market value of our units, or the stock or units of any of a publicly-traded look-through subsidiary, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our look-through subsidiaries’ assets, income or operations.

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

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make and maintain an effective QEF election with respect to our units.

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

U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market and other available elections with respect to us and our subsidiaries, and the U.S. federal income tax consequences of making such elections.
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
Distributions
In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our units unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such distributions.
Sale, Exchange or Other Disposition of Units
In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our units unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our units is deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such gain.
Information Reporting and Backup Withholding
In general, distributions taxable as dividends with respect to, or the proceeds from a sale, redemption or other taxable disposition of, our units held by a Non-Corporate U.S. Holder will be subject to information reporting requirements, unless such distribution taxable as a dividend is paid and received outside the United States by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations), or such proceeds are effected through an office outside the U.S. of a broker that is considered a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations). These amounts also generally will be subject to backup withholding if the Non-Corporate U.S. Holder:

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
Non-United States Tax Considerations
Republic of the Marshall Islands Tax Considerations. Because we and our subsidiaries do not, and will not, carry on business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to our securities issuances was executed outside of the Republic of the Marshall Islands, under current Republic of the Marshall Islands law, holders of our units will not be subject to Republic of the Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to our unitholders, so long as such persons are not citizens of and do not reside in, maintain offices in, nor engage in business, operations, or transactions in the Republic of the Marshall Islands. In addition, such unitholders will not be subject to Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of units, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the units. It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Republic of the Marshall Islands, of such unitholder's investment in us. Accordingly, each unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such unitholder.
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
Item 11.Quantitative and Qualitative Disclosures About Market Risk
Refer to the information contained in this Annual Report under Item 18 – Financial Statements: Note 28c. - Market Risk.
Item 12.Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13.Defaults, Dividend Arrearages and Delinquencies
Not Applicable.
Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures
The management of Altera, with the participation of the Chief Executive Officer and Chief Financial Officer of the Service Provider, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities and Exchange Act of 1934, as amended (or the Exchange Act)) as of the end of the period covered by this Annual Report on Form 20-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of the Service Provider have concluded that, our disclosure controls and procedures were effective as of December 31, 2021 at the reasonable assurance level.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2021.
This Annual Report is not required to, and does not include, an attestation report of the Partnership’s registered public accounting firm.

Changes in Internal Control Over Financial Reporting
As of December 31, 2020, we identified a material weakness in our internal control over financial reporting, as defined in the standards established by the Sarbanes-Oxley Act of 2002. This material weakness related to user access management within the IT environment.
During the fiscal year ended December 31, 2021, we executed on efforts designed to remediate the identified material weakness. Specifically, we:

•provided additional training to relevant personnel to strengthen competence at the relevant levels across the organization regarding risks and internal controls;
•improved the operation of controls over IT user access and the level of privileges assigned to IT users; and
•increased coordination and monitoring activities related to the execution of the IT user access management controls.
We have tested and evaluated the implementation of new or revised processes and internal controls, in addition to all other financially relevant processes and internal controls, to ascertain whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect material errors in our financial statements and have concluded that the material weakness related to user access management within the IT environment has been remediated as of December 31, 2021.
Other than stated above, there were no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
The board of directors of our general partner has determined that director William L. Transier qualifies as an audit committee financial expert in accordance with the SEC and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics

We have adopted a Code of Conduct that applies to all of our employees and the directors of our general partner. This document is available under "investors - Governance" from the home page of our web site (www.alterainfra.com).
Item 16C. Principal Accountant Fees and Services
Our principal accountants for 2021 and 2020 were Ernst & Young AS. See Item 16F. Change in Registrant’s Certifying Accountant for additional information. The following table shows the fees we incurred for services provided by our principal accountants for 2021 and 2020.

	2021	2020(1)
(in thousands of U.S. Dollars)	$	$
Audit Fees (2)	1,722	2,159
Audit-Related Fees (3)	60	36
Tax Fees (4)	200	329
Total	1,982	2,524
(1)Includes fees we incurred for services provided by Ernst & Young LLP (Canada).
(2)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings.
(3)Audit-related fees relate to other accounting consultations.
(4)Tax fees relate primarily to transfer pricing advisory and corporate tax compliance fees.

The Audit Committee of our general partner’s board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2021.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Mr. Ralf Rank, who serves on the Audit Committee of our board of directors as an observer, is a Managing Partner in Brookfield’s Private Equity Group. Affiliates of Brookfield are the largest common unitholder of us and the owner of a 100% interest in our general partner. As an observer, Mr. Rank does not have voting rights on the Audit Committee. He is neither the chair of the Audit Committee nor an executive officer of us. Accordingly, we rely on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the U.S. Securities Exchange Act for Mr. Rank’s service on the Audit Committee. We do not believe that Mr. Rank’s affiliation with Brookfield materially adversely affects the ability of the Audit Committee to act independently or to satisfy the other requirements relating to audit committees contained in Rule 10A-3 under the Exchange Act.
Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers
The following table summarizes the Preferred units repurchased under our repurchase plan(1) during 2021 and 2020:

(in thousands of U.S. Dollars, except unit and per unit data)	Total number of Preferred units purchased #	Average price paid per Preferred unit $	Total number of class of Preferred units purchased #
Series A Preferred units
October 1, 2020 - October 31, 2020	30,055	$17.75	30,055
November 1, 2020 - November 30, 2020	57,454	19.60	87,509
December 1, 2020 - December 31, 2020	35,958	21.46	123,467

Series B Preferred units
October 1, 2020 - October 31, 2020	8,298	19.07	8,298
November 1, 2020 - November 30, 2020	55,584	20.13	63,882
December 1, 2020 - December 31, 2020	26,099	21.75	89,981
January 1, 2021 - January 31, 2021	956	21.98	90,937

Series C Preferred units
October 1, 2020 - October 31, 2020	9,334	$19.04	9,334
November 1, 2020 - November 30, 2020	55,856	20.04	65,190
December 1, 2020 - December 31, 2020	31,787	21.68	96,977

(1)In September 2020, we announced that our board of directors had authorized repurchases of our Series A, B and E Preferred Units through open market purchases, privately negotiated transactions and/or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements. The timing, volume, and nature of any repurchases will be determined by us, in consultation with the board of directors, based on evaluation of the capital needs of the business, trading prices, applicable legal requirements, and other factors. The repurchase program was completed in January 2021.
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
Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Altera Infrastructure L.P. (fka. Teekay Offshore Partners L.P.), dated August 30, 2006. (1)
1.2	Amended and Restated Certificate of Limited Partnership of Altera Infrastructure L.P. (fka. Teekay Offshore Partners L.P.), dated March 23, 2020.
1.3	Certificate of Amendment of the Amended and Restated Certificate of Limited Partnership of Altera Infrastructure L.P., dated December 1, 2020.
1.4	Seventh Amended and Restated Agreement of Limited Partnership of Altera Infrastructure L.P. (fka. Teekay Offshore Partners L.P.) dated January 22, 2020. (2)
1.5	First Amendment to Seventh Amended and Restated Agreement of Limited Partnership of Altera Infrastructure L.P. (fka. Teekay Offshore Partners L.P.), dated March 24, 2020.
1.6	Second Amendment to Seventh Amended and Restated Agreement of Limited Partnership of Altera Infrastructure L.P., dated October 27, 2020. (3)
1.7	Certificate of Formation of Altera Infrastructure GP L.L.C. (fka. Teekay Offshore GP L.L.C.), dated August 25, 2006. (1)
1.8	Certificate of Amendment of Limited Liability Company Agreement of Altera Infrastructure GP L.L.C. (fka. Teekay Offshore GP L.L.C.), dated March 23, 2020.
1.9	Third Amended and Restated Limited Liability Company Agreement of Altera Infrastructure GP L.L.C., dated March 24, 2020.
1.10	First Amendment to Third Amended and Restated Limited Liability Company Agreement of Altera Infrastructure GP L.L.C., dated November 30, 2020.
2.1	Credit Agreement, dated July 31, 2015, among OOGTK Libra GmbH & Co KG, ABN AMRO Bank N.V. and various other banks for a U.S. $803,711,786.92 term loan due 2027. (4)
2.2	Agreement, dated February 24, 2014 among Knarr L.L.C., Citibank, N.A. and others, for a U.S. $815,000,000 Secured Term Loan Facility. (5)
2.3
Indenture, dated as of July 2, 2018, among Altera Infrastructure L.P. (fka. Teekay Offshore Partners L.P.), Altera Infrastructure Finance Corp. (fka. Teekay Offshore Finance Corp.) and The Bank of New York Mellon, as trustee. (6)

2.4
First Supplemental Indenture, dated as of May 30, 2014, among Altera Infrastructure L.P. (fka. Teekay Offshore Partners L.P.), Altera Infrastructure Finance Corp. (fka. Teekay Offshore Finance Corp.) and The Bank of New York Mellon, as trustee. (7)

2.5
Second Supplemental Indenture, dated as of July 3, 2018, among Altera Infrastructure L.P. (fka. Teekay Offshore Partners, L.P.), Altera Infrastructure Finance Corp. (fka. Teekay Offshore Finance Corp.) and The Bank of New York Mellon, as trustee. (6)

2.6	Indenture, dated as of August 27, 2021, among Altera Infrastructure Holdings L.L.C., Altera Infrastructure L.P. and U.S. Bank National Association, as trustee. (8)
2.7	First Supplemental Indenture, dated as of January 14, 2022, among Altera Infrastructure Holdings L.L.C., Altera Infrastructure L.P. and U.S. Bank National, as trustee.

2.8	Second Supplemental Indenture, dated as of January 14, 2022, among Altera Infrastructure Holdings L.L.C., Altera Infrastructure L.P. and U.S. Bank National, as trustee.
2.9	Description of Securities Registered Under Section 12 of the Exchange Act. (9)
2.10	Agreement, dated December 14, 2021, among Altera Shuttle Tankers L.L.C. and Brookfield TK Loan 2 L.P., for a U.S. $70,000,000 Unsecured PIK notes.
4.1	Altera Infrastructure L.P. (fka. Teekay Offshore Partners L.P.) 2006 Long-Term Incentive Plan. (1)
4.2	Form of Amended and Restated Omnibus Agreement. (1)
4.3
Agreement, dated September 8, 2017, for U.S. $600,000,000 Secured Revolving Credit Facility, between Altera Shuttle Tankers L.L.C. (fka. Teekay Shuttle Tankers L.L.C.) and Den Norske Bank Capital L.L.C. and various other banks. (10)

4.4	Registration Rights Agreement, dated September 25, 2017, by and between Altera Infrastructure L.P. (fka. Teekay Offshore Partners L.P.), Teekay Corporation and Brookfield TK TOLP L.P. (10)
4.5	Master Services Agreement, dated September 25, 2017, by and between Teekay Corporation, Altera Infrastructure L.P. (fka. Teekay Offshore Partners L.P.) and Brookfield TK TOLP L.P. (10)
4.6
Agreement and Plan of Merger, dated as of September 30, 2019, by and among Altera Infrastructure L.P. (fka. Teekay Offshore Partners L.P.), Brookfield TK Acquisition Holdings LP, Brookfield TK Merger Sub LLC, Altera Infrastructure GP L.L.C. (fka. Teekay Offshore GP L.L.C.) and the other parties thereto. (11)

8.1	List of subsidiaries of Altera Infrastructure L.P. (incorporated by reference - Refer to Item 18 – Financial Statements: Note 2d - Interests in other entities)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Ingvild Saether, President and Chief Executive Officer of Teekay Offshore Group Ltd.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Jan Rune Steinsland, Chief Financial Officer of Teekay Offshore Group Ltd.
13.1	Teekay Offshore Partners L.P. Certification of Ingvild Saether, President and Chief Executive Officer of Teekay Offshore Group Ltd. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Offshore Partners L.P. Certification of Jan Rune Steinsland, Chief Financial Officer of Teekay Offshore Group Ltd. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter of Ernst & Young LLP (Canada), dated March 4, 2021, regarding change in independent registered public accounting firm.(9)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS)
(1)Previously filed as exhibits 3.1, 3.3, 10.2 and 10.3 to our Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 4, 2006, and hereby incorporated by reference to such Registration Statement.
(2)Previously filed as exhibit 1.2 to our Report on Form 20-F (File No. 1-33198), filed with the SEC on February 28, 2020, and hereby incorporated by reference to such Report.
(3)Previously filed as exhibit 1.1 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on November 3, 2020, and hereby incorporated by reference to such Report.
(4)Previously filed as exhibit 2.4 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on August 17, 2015, and hereby incorporated by reference to such Report.
(5)Previously filed as exhibit 2.1 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on November 19, 2015, and hereby incorporated by reference to such Report.
(6)Previously filed as exhibits 4.1 and 4.2 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on July 5, 2018, and hereby incorporated by reference to such Report.
(7)Previously filed as exhibit 4.2 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on May 30, 2014, and hereby incorporated by reference to such Report.
(8)Previously filed as exhibit 4.1 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on August 30, 2021, and hereby incorporated by reference to such
(9)Previously filed as exhibits 2.6 and 15.1 to our Report on Form 20-F (File No. 1-33198), filed with the SEC on March 4, 2021, and hereby incorporated by reference to such Report.
(10)Previously filed as exhibits 4.4, 10.5 and 10.7 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on November 24, 2017, and hereby incorporated by reference to such Report.
(11)Previously filed as Annex A to Exhibit (a)(1) to Schedule 13e-3 (File No. 5-82284), filed with the SEC on December 12, 2019, and hereby incorporated by reference to such Schedule.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALTERA INFRASTRUCTURE L.P.
By: Altera Infrastructure GP L.L.C., its General Partner
Date: March 9, 2022	By:	/s/ Mark Mitchell
Mark Mitchell Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders and the Board of Directors of Altera Infrastructure L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Altera Infrastructure L.P. and subsidiaries (the “Partnership”) as of December 31, 2021 and 2020, the related consolidated statements of income (loss), statements of comprehensive income (loss), statements of changes in equity and statements of cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also audited the adjustments described in Note 2.x that were applied to restate the 2019 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2019 consolidated financial statements of the Partnership other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 consolidated financial statements taken as a whole.

Change in Accounting Principle

As discussed in Note 2.i to the consolidated financial statements, the Partnership has elected to change its method for accounting for the classification of related party borrowings and related accrued interest in 2021.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Going concern assessment
Description of the Matter
The consolidated financial statements of the Partnership are prepared on the going concern basis of accounting. As described in note 2.b to the consolidated financial statements, the Partnership has a significant working capital deficit as of December 31, 2021. The Partnership will need to obtain additional sources of financing to meet its obligations and commitments, minimum liquidity requirements and debt service coverage ratio under its financial covenants, during the twelve-month period from the end of the reporting period. Management is engaged in discussions with various financial institutions and certain of its significant stakeholders to obtain additional sources of financing and to refinance or extend certain borrowings, some of which were secured after balance sheet date as described in Note 31 to the consolidated financial statements.

Management’s cash flow forecasts include assumptions related to financing plans, which management believes provide sufficient liquidity to allow the Partnership to meet its obligations and commitments, and minimum liquidity requirements and debt service coverage ratio under its financial covenants. Management’s cash flow forecasts assume refinancing or extensions of existing loans, additional drawing on existing facilities, increasing equity, liquidity support from its owners, and other liability management transactions. Additionally, the cash flow forecasts include assumptions related to estimated charter rates, vessel utilization percentages and cash inflow from sale of certain vessels, to which the overall going concern assessment is sensitive, and which are judgmental because they are forward-looking in nature.

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

Further, we evaluated the key estimates that impact the cash flows in management’s going concern assessment, which include estimated charter rates, vessel utilization percentages and the cash inflow from sale of vessels. We independently assessed the sensitivity and impact of reasonably possible changes in the key assumptions and estimates included in management’s cash flow forecasts and liquidity position and compared those results to the sensitivity analyses performed by management.

In relation to management’s plans for loan refinancing, and the liquidity support from its shareholders, we tested that signed agreements after balance sheet date were consistent with management’s forecast. Furthermore, we assessed management’s assertion that their plans can be effectively implemented within one year after the end of the reporting period. These procedures included, among others, understanding the nature and extent of past financing transactions concluded with the counterparties, assessing relevant data and metrics (such as contracted cash flows and existing leverage / gearing ratios, where applicable) and inspection of the terms and conditions proposed by banks. We compared the proposed terms and conditions of the financing arrangements with those of the Partnership’s existing loan facilities and evaluated management’s analysis of their impact on the forecasted cash flows. We discussed the status of the refinancing efforts and their viability with management and assessed the probability of the Partnership executing the plans effectively. For the sale of certain vessels included in the cash flow forecast, for a sample of the vessels, we recalculated expected proceeds based on planned recycling destination and current recycling prices based on external market reports or offers received. We assessed the adequacy of the Partnership’s going concern disclosures included in note 2.b in the consolidated financial statements.

Impairment of vessels
Description of the Matter
On December 31, 2021, the carrying value of vessels, floating production, storage, and off-loading (FPSO) units, floating storage, and off-loading (FSO) units and units for maintenance and safety (UMS) (hereafter named “vessels”) was $2,869.4 million, net of impairment losses of $116.4 million recognized in the consolidated statement of loss during the period.

As explained in note 2.l to the consolidated financial statements, management assesses, at each reporting date, whether there are indications that assets or cash-generating units are impaired.

Auditing management’s impairment of vessels analysis was complex and highly judgmental due to the significant judgments made by management to estimate the charter rates for non-contracted revenue days, the redeployment possibilities, the sales or residual value and the discount rate which are particularly subjective. These judgments involve assumptions about the markets in which the Partnership operates through the end of the useful lives of the vessels and the value-in-use calculation is sensitive to changes in management's assumptions.

How We Addressed the Matter in Our Audit
We obtained an understanding of the Partnership’s impairment process and evaluated the design and tested the operating effectiveness of the controls over the Partnership’s determination of key inputs to the impairment assessment, including the determination of charter rates post-contract expiry, the possibilities for redeployment, the sale or residual value and the discount rate.

We analyzed management’s impairment assessment by comparing the methodology used to assess impairment of each vessel against the accounting guidance in IAS 36 Impairment of Assets. These procedures included, amongst others, to involve our valuation specialists to assist in the review of the Partnership’s model, method, and the discount rate.

We tested the reasonableness of the charter rates post-contract expiry and redeployment assumptions by, amongst others, comparing them to both historical information and current information from contract negotiations with potential customers. We evaluated whether increases or decreases of future charter rates in the forecasts compared to prior forecasts estimated by the management were supported by the external industry outlook reports. We also analyzed how the economic factors such as future demand and supply for the Partnership’s vessels have been incorporated into the management’s assumptions for redeployment of both idle vessels and vessels with contracts expiring before the end of useful life. For the sales price or residual value, we compared the sales price with external market reports for sale of similar vessels, recalculated expected proceeds based on planned recycling destination and current recycling prices based on external market reports or compared to offers received.

To test the discount rate, our procedures included evaluating the method and model used against practices common in the industry. We tested the source information underlying the calculation as well as the mathematical accuracy of the model. With assistance of our valuation specialists, we also developed a range of independent estimates comparing those to the discount rate selected by the management.

Further, we evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts. We tested the mathematical accuracy of management's calculation of the recoverable amount and agreed, on a sample basis, the inputs to the source information and underlying assumptions used by management. We assessed the adequacy of the Partnership’s impairment disclosures in Note 2.l, 2.v, and 10 in the consolidated financial statements.

/s/ Ernst & Young AS
We have served as the Partnership’s auditor since 2020.
Stavanger, Norway
March 9, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders and the Board of Directors of Altera Infrastructure L.P.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2.x, the accompanying consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in equity of Altera Infrastructure L.P. and subsidiaries (the “Partnership”) for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”)(the 2019 financial statements before the effects of the restatements discussed in Note 2.x are not presented herein). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2.x, present fairly, in all material respects, the financial performance, cash flows and changes in equity of the Partnership for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2.x and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Ernst & Young AS.

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
Vancouver, Canada
March 4, 2021

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

		As at	As at	As at
		December 31,	December 31,	January 1,
		2021	2020 Restated(1)	2020 Restated(1)
	Notes	$	$	$
ASSETS
Current assets
Cash and cash equivalents	3	190,942	235,734	199,388
Financial assets	4	19,400	103,514	107,992
Accounts and other receivable, net	5	127,453	222,629	204,825
Vessels and equipment classified as held for sale	6	5,800	7,500	15,374
Inventory		26,601	16,308	18,581
Due from related parties	21	978	9,980	—
Other assets	8	43,668	37,326	16,844
Total current assets		414,842	632,991	563,004
Non-current assets
Financial assets	4	45,740	36,372	—
Accounts and other receivable, net	5	—	—	17,276
Vessels and equipment	10	2,869,395	3,029,415	3,025,716
Advances on newbuilding contracts	11	51,918	127,335	297,100
Equity-accounted investments	12	237,469	241,731	232,216
Deferred tax assets	20	—	5,153	7,000
Other assets	8	138,247	185,521	218,813
Goodwill	13	127,113	127,113	127,113
Total non-current assets		3,469,882	3,752,640	3,925,234
Total assets		3,884,724	4,385,631	4,488,238
LIABILITIES
Current liabilities
Accounts payable and other	14	249,297	286,295	256,114
Other financial liabilities	18	34,679	198,985	21,697
Borrowings	19,21	407,274	362,079	353,238
Due to related parties	21	—	16,126	37,810
Total current liabilities		691,250	863,485	668,859
Non-current liabilities
Accounts payable and other	14	49,253	128,671	222,659
Other financial liabilities	18	188,658	144,350	164,511
Borrowings	19,21	2,056,753	2,397,638	2,407,649
Due to related parties	21	797,432	605,888	423,625
Deferred tax liabilities	20	700	700	3,133
Total non-current liabilities		3,092,796	3,277,247	3,221,577
Total liabilities		3,784,046	4,140,732	3,890,436
EQUITY
Limited partners - common units	22	—	—	169,737
Limited partners - Class A common units	22	(4,539)	(2,505)	—
Limited partners - Class B common units	22	(314,153)	(157,897)	—
Limited partners - preferred units	22	392,248	376,512	384,274
General partner	22	5,603	6,828	9,587
Accumulated other comprehensive income		2,811	4,071	4,410
Non-controlling interests in subsidiaries	23	18,708	17,890	29,794
Total equity		100,678	244,899	597,802
Total liabilities and equity		3,884,724	4,385,631	4,488,238

The accompanying notes are an integral part of the consolidated financial statements.
(1) See Note 2i for further details.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except per unit data)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
		2021	2020	2019
	Notes	$	$	$
Revenues	24	1,151,260	1,182,110	1,252,938
Direct operating costs	25	(654,580)	(627,792)	(606,691)
General and administrative expenses	26	(40,770)	(44,360)	(54,927)
Depreciation and amortization	26	(313,120)	(316,317)	(358,474)
Interest expense	19,21	(206,176)	(192,723)	(205,667)
Interest income		91	2,770	5,111
Equity-accounted income (loss)	12	25,062	35,921	33,768
Impairment expense, net	10	(116,420)	(268,612)	(187,680)
Gain (loss) on dispositions, net	7	10,502	3,411	12,548
Realized and unrealized gain (loss) on derivative instruments	18,21	15,732	(96,499)	(34,682)
Foreign currency exchange gain (loss)		(825)	(7,861)	2,193
Gain (loss) on modification of financial liabilities, net	21,29	(45,920)	—	(8,332)
Other income (expenses), net	21,30	48,323	(10,472)	(1,345)
Income (loss) before income tax (expense) benefit		(126,841)	(340,424)	(151,240)
Income tax (expense) benefit
Current	20	(4,603)	(6,543)	(4,666)
Deferred	20	(5,006)	804	(3,161)
Net income (loss)		(136,450)	(346,163)	(159,067)
Attributable to:
Limited partners - common units		(160,218)	(368,341)	(181,424)
General partner		(1,225)	(2,771)	(1,384)
Limited partners - preferred units		31,520	32,103	32,150
Non-controlling interests in subsidiaries	23	(6,527)	(7,154)	(8,409)
		(136,450)	(346,163)	(159,067)
Basic and diluted earnings (loss) per limited partner common unit	22	(0.39)	(0.90)	(0.44)

The accompanying notes are an integral part of the consolidated financial statements.

2ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
		2021	2020	2019
	Notes	$	$	$
Net income (loss)		(136,450)	(346,163)	(159,067)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to net income (loss):
Pension adjustments, net of taxes		233	1,438	(1,662)
Items that may be reclassified subsequently to net income (loss):
To interest expense:
Realized gain on qualifying cash flow hedging instruments	18	(750)	(811)	(689)
To equity-accounted income (loss):
Realized gain on qualifying cash flow hedging instruments	12	(743)	(966)	(600)
Total other comprehensive income (loss)		(1,260)	(339)	(2,951)
Comprehensive income (loss)		(137,710)	(346,502)	(162,018)
Attributable to:
Limited partners - common units		(161,468)	(368,677)	(184,353)
General partner		(1,235)	(2,774)	(1,406)
Limited partners - preferred units		31,520	32,103	32,150
Non-controlling interests in subsidiaries	23	(6,527)	(7,154)	(8,409)
		(137,710)	(346,502)	(162,018)

The accompanying notes are an integral part of the consolidated financial statements.

 ALTERA INFRASTRUCTURE L.P AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. Dollars and units)

		PARTNERS’ EQUITY
		Limited Partners
	Notes	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at January 1, 2021		5,217	(2,505)	405,932	(157,897)	15,489	376,512	6,828	4,071	17,890	244,899
Net income (loss)		—	(2,034)	—	(158,184)	—	31,520	(1,225)	—	(6,527)	(136,450)
Other comprehensive income (loss)		—	—	—	—	—	—	—	(1,260)	—	(1,260)
Distributions declared:
Preferred Units - Series A ($0.9062 per unit)		—	—	—	—	—	(5,326)	—	—	—	(5,326)
Preferred Units - Series B ($1.0626 per unit)		—	—	—	—	—	(5,216)	—	—	—	(5,216)
Preferred Units - Series E ($1.1094 per unit)		—	—	—	—	—	(5,218)	—	—	—	(5,218)
Other distributions		—	—	—	—	—	—	—	—	(2,605)	(2,605)
Contribution of capital from Brookfield		—	—	—	1,928	—	—	—	—	—	1,928
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(8,000)	(8,000)
Contribution from non-controlling interests		—	—	—	—	—	—	—	—	17,950	17,950
Repurchase of preferred units		—	—	—	—	(1)	(24)	—	—	—	(24)
Balance as at December 31, 2021		5,217	(4,539)	405,932	(314,153)	15,488	392,248	5,603	2,811	18,708	100,678

The accompanying notes are an integral part of the consolidated financial statements.

		PARTNERS’ EQUITY
		Limited Partners
	Notes	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at January 1, 2020		—	—	—	—	411,149	169,737	15,800	384,274	9,587	4,410	29,794	597,802
Exchange of equity instruments	22	5,217	2,154	405,932	167,583	(411,149)	(169,737)	—	—	—	—	—	—
Net income (loss)		—	(4,674)	—	(363,667)	—	—	—	32,103	(2,771)	—	(7,154)	(346,163)
Other comprehensive income (loss)		—	—	—	—	—	—	—	—	—	(339)	—	(339)
Distributions declared:
Preferred Units - Series A ($1.8124 per unit)		—	—	—	—	—	—	—	(10,855)	—	—	—	(10,855)
Preferred Units - Series B ($2.1252 per unit)		—	—	—	—	—	—	—	(10,613)	—	—	—	(10,613)
Preferred Units - Series E ($2.2188 per unit)		—	—	—	—	—	—	—	(10,636)	—	—	—	(10,636)
Other distributions		—	—	—	—	—	—	—	—	—	—	(4,750)	(4,750)
Contribution of Capital from Brookfield		—	—	—	37,060	—	—	—	—	—	—	—	37,060
Repurchase of Preferred Units		—	20	—	1,529	—	—	(311)	(7,761)	12	—	—	(6,200)
Equity based compensation and other		—	(5)	—	(402)	—	—	—	—	—	—	—	(407)
Balance as at December 31, 2020		5,217	(2,505)	405,932	(157,897)	—	—	15,489	376,512	6,828	4,071	17,890	244,899

The accompanying notes are an integral part of the consolidated financial statements.

		PARTNERS’ EQUITY
		Limited Partners
	Notes	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at January 1, 2019		—	—	—	—	410,315	350,088	15,800	384,274	10,971	7,361	40,339	793,033
Net income (loss)		—	—	—	—	—	(181,424)	—	32,150	(1,384)	—	(8,409)	(159,067)
Other comprehensive income (loss)		—	—	—	—	—	—	—	—	—	(2,951)	—	(2,951)
Distributions declared:
Preferred Units - Series A ($1.8124 per unit)		—	—	—	—	—	—	—	(10,874)	—	—	—	(10,874)
Preferred Units - Series B ($2.1252 per unit)		—	—	—	—	—	—	—	(10,626)	—	—	—	(10,626)
Preferred Units - Series E ($2.2188 per unit)		—	—	—	—	—	—	—	(10,650)	—	—	—	(10,650)
Other distributions		—	—	—	—	—	—	—	—	—	—	(3,636)	(3,636)
Contribution from non-controlling interests in subsidiaries		—	—	—	—	—	—	—	—	—	—	1,500	1,500
Equity based compensation and other		—	—	—	—	834	1,073	—	—	—	—	—	1,073
Balance as at December 31, 2019		—	—	—	—	411,149	169,737	15,800	384,274	9,587	4,410	29,794	597,802

The accompanying notes are an integral part of the consolidated financial statements.

 ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
		2021	2020	2019
	Notes	$	$	$
Operating Activities
Net income (loss)		(136,450)	(346,163)	(159,067)
Adjusted for the following items:
Depreciation and amortization	10	313,120	316,317	358,474
Equity-accounted (income) loss, net of distributions received of $33,428 (2020 - $29,742; 2019 - $17,655)	12	8,368	(6,532)	(16,113)
Impairment expense, net	10	116,420	268,612	187,680
(Gain) loss on dispositions, net	7	(10,502)	(3,411)	(12,548)
Unrealized (gain) loss on derivative instruments	18	(173,195)	36,045	443
Deferred income tax expense (benefit)	20	5,006	(804)	3,161
Provisions and other items	16	(54,698)	(3,503)	(1,547)
Other non-cash items		59,937	34,629	(22,942)
Changes in non-cash working capital, net	27	87,289	(12,871)	13,341
Net operating cash flow		215,295	282,319	350,882
Financing Activities
Proceeds from borrowings	19	276,120	312,149	492,517
Repayments of borrowings and settlement of related derivative instruments	18,19	(579,180)	(329,073)	(410,429)
Financing costs related to borrowings	19	(7,720)	(8,023)	(20,752)
Proceeds from borrowings related to sale and leaseback of vessels	11	71,400	119,073	23,800
Repayments of borrowings related to sale and leaseback of vessels	11	(11,335)	(1,190)	—
Financing costs related to borrowings from sale and leaseback of vessels	11	(584)	(187)	(2,256)
Proceeds from borrowings from related parties	21	147,000	205,000	95,000
Prepayment of borrowings from related parties	21	(30,000)	—	(200,000)
Lease liability repayments	9	(14,506)	(20,332)	(14,695)
Capital contribution by non-controlling interests		17,950	—	1,500
Distributions to limited partners and preferred unitholders	22	(15,760)	(32,103)	(32,150)
Distributions to non-controlling interests	23	(10,605)	(4,750)	(3,636)
Repurchase of preferred units	22	(24)	(6,200)	—
Net financing cash flow		(157,244)	234,364	(71,101)
Investing Activities
Additions
Vessels and equipment	10,11	(211,448)	(479,981)	(231,658)
Equity-accounted investments	12	(4,847)	(3,948)	(7,886)
Dispositions
Vessels and equipment	7	44,894	27,996	33,341
Changes in restricted cash	4	68,575	(26,520)	(98,329)
Acquisition of company (net of cash acquired of $6.4 million)		—	6,430	—
Net investing cash flow		(102,826)	(476,023)	(304,532)
Cash and cash equivalents
Change during the year		(44,775)	40,660	(24,751)
Impact of foreign exchange on cash		(17)	(4,314)	(901)
Balance, beginning of the year		235,734	199,388	225,040
Balance, end of the year		190,942	235,734	199,388

Supplemental cash flow information (Note 27)
The accompanying notes are an integral part of the consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.Nature and Description of the Partnership
Altera Infrastructure L.P. and its wholly-owned or controlled subsidiaries (collectively the Partnership) is an international infrastructure services provider to the offshore oil and gas industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. The Partnership was formed as a limited partnership established under the laws of the Republic of the Marshall Islands in August 2006 and the Partnership's affairs are governed by the Marshall Islands Limited Partnership Act and its limited partnership agreement dated January 22, 2020 and as amended on March 24, 2020 and October 27, 2020. The Partnership is a subsidiary of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or with its affiliates, Brookfield).

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
In the opinion of management of the Partnership’s general partner, Altera Infrastructure GP L.L.C. (or the general partner), these consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows as at dates and for the periods presented. These consolidated financial statements were approved by management and authorized for issue on March 9, 2022.
b.Going concern

As at December 31, 2021, the Partnership had a working capital deficit of $276.4 million primarily relating to the scheduled maturities and repayments of $407.3 million of outstanding borrowings and the settlement of $34.7 million of other financial liabilities, primarily interest rate swaps, during the 12 months ending December 31, 2022, which amounts were classified as current liabilities as at December 31, 2021. The Partnership also anticipates making payments related to commitments to fund the vessel under construction through 2022 of $74.0 million; however, the Partnership has secured long-term financing related to the vessel.
The working capital deficit of $276.4 million as at December 31, 2021 has increased from $230.5 million as at December 31, 2020. The increase in the working capital deficit was primarily due to a $95.2 million decrease in accounts and other receivable, net, an $84.1 million decrease in financial assets, a $44.8 million decrease in cash and cash equivalents, and a $45.2 million increase in borrowings. This was partially offset by a $164.3 million decrease in other financial liabilities, and a $37.0 million decrease in accounts payable and other.
During the year ended December 31, 2021, the Partnership completed various measures to improve its debt maturity profile and enhance its liquidity and financial flexibility, including but not limited to exchanging $769.3 million of Brookfield debt with 2022 to 2024 maturities into debt with interest paid in kind and with a 2026 maturity, discontinuing distributions on the Series A, Series B and Series E Preferred Units, issuing $180.0 million of new 2025 bonds in the shuttle tanker segment and refinancing the Petrojarl I FPSO unit. See Notes 19, 21a and b, and 22 for additional information. While these measures improved the Partnership's liquidity position, the Partnership continues to explore its liquidity management opportunities and seek to improve and extend its debt profile.

In addition to the successfully completed initiatives during 2021, it is still critical that the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its obligations and commitments and minimum liquidity requirements under its financial covenants. These requirements include but are not limited to maintaining a minimum liquidity in an amount equal to the greater of $75 million and 5% of total debt as well as maintaining within the Partnership's wholly-owned subsidiary, Altera Shuttle Tankers L.L.C., a minimum liquidity in an amount equal to the greater of $35 million and 5% of total debt and a net debt to total capitalization ratio of no greater than 75%.

Additional potential sources of financing that the Partnership is actively pursuing, during the one-year period to December 31, 2022, include entering into new debt facilities, borrowing additional amounts under existing facilities, the refinancing, extension or other amendments, including amendment of financial covenants, of certain borrowings and interest rate swaps, selling certain assets, seeking joint venture partners for the Partnership's business interests, enter into sale-leaseback agreements, increasing equity, and other potential liability management transactions. Additional potential sources of amounts generated from operations include the extensions and redeployments of existing assets, higher utilization of the operating fleet, increased rates for vessels operating in the spot market, increased oil price-based tariffs from certain FPSOs and working capital optimizations.

The Partnership is actively pursuing or may pursue the financing initiatives described above, which it considers probable of completion based on the Partnership’s history of being able to raise and refinance borrowings for similar types of vessels and based on the Partnership's assessment of current conditions and estimated future conditions. The Partnership is in various stages of progression on these matters. See Note 31a for additional information.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
Based on the Partnership’s liquidity at the date of these consolidated financial statements, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership expects that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period to December 31, 2022.
c.Basis of consolidation

The consolidated financial statements include the accounts of the Partnership and its consolidated subsidiaries, which are the entities over which the Partnership has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the Partnership’s subsidiaries held by others are shown separately in equity in the consolidated statements of financial position. All intercompany balances, transactions, revenues and expenses are eliminated in full in these consolidated financial statements.
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
The following provides information about the Partnership's wholly-owned subsidiaries as at December 31, 2021:

Name of Subsidiary	State or Jurisdiction of Incorporation	Proportion of Ownership Interest
ALP Ace BV	Netherlands	100%
ALP Centre BV	Netherlands	100%
ALP Defender BV	Netherlands	100%
ALP Forward BV	Netherlands	100%
ALP Guard BV	Netherlands	100%
ALP Ippon BV	Netherlands	100%
ALP Keeper BV	Netherlands	100%
ALP Maritime Contractors BV	Netherlands	100%
ALP Maritime Group BV	Netherlands	100%
ALP Maritime Holding BV	Netherlands	100%
ALP Maritime Services BV	Netherlands	100%
ALP Ocean Towage Holding BV	Netherlands	100%
ALP Striker BV	Netherlands	100%
ALP Sweeper BV	Netherlands	100%
ALP Winger BV	Netherlands	100%
Altera (Atlantic) Chartering ULC	Canada	100%
Altera (Atlantic) Management ULC	Canada	100%
Altera Al Rayyan LLC	Marshall Islands	100%
Altera do Brasil Servicos Maritimos Ltda.	Brazil	100%
Altera Grand Banks AS	Norway	100%
Altera Grand Banks Shipping AS	Norway	100%
Altera Infrastructure Crewing AS	Norway	100%
Altera Infrastructure Coöperatief U.A.	Netherlands	100%
Altera Infrastructure Finance Corp.	Marshall Islands	100%
Altera Infrastructure Group Ltd.	Marshall Islands	100%
Altera Infrastructure FSO Holdings Limited	United Kingdom	100%
Altera Infrastructure Holdings L.L.C.	Marshall Islands	100%
Altera Infrastructure Holdings Pte. Ltd.	Singapore	100%
Altera Infrastructure Norway AS	Norway	100%
Altera Infrastructure Production (Singapore) Pte. Ltd.	Singapore	100%
Altera Infrastructure Production AS	Norway	100%
Altera Infrastructure Production Crew AS	Norway	100%
Altera Infrastructure Production Holdings AS	Norway	100%

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Altera Infrastructure Production Holdings Limited	United Kingdom	100%
Altera Infrastructure Services Pte. Ltd	Singapore	100%
Altera Knarr AS	Norway	100%
Altera Libra Netherlands BV	Netherlands	100%
Altera Luxembourg S.a.r.l.	Luxembourg	100%
Altera Norway Holdings AS	Norway	100%
Altera Norway Marine AS	Norway	100%
Altera Operations Australia Pty Ltd.	Australia	100%
Altera Partners Holding AS	Norway	100%
Altera Petrojarl FPSO Petrolífera do Brasil Ltda.	Brazil	100%
Altera Petrojarl I Servicos de Petroleo Ltda.	Brazil	100%
Altera Piranema Servicos de Petroleo Ltda.	Brazil	100%
Altera Production UK Limited	United Kingdom	100%
Altera Shuttle Loading Pte. Ltd.	Singapore	100%
Altera Shuttle Tanker Finance LLC	Marshall Islands	100%
Altera Shuttle Tankers LLC	Marshall Islands	100%
Altera Voyageur Production Limited.	United Kingdom	100%
Altera Wave AS	Norway	100%
Altera Wind AS	Norway	100%
Amundsen Spirit LLC	Marshall Islands	100%
Apollo Spirit LLC	Marshall Islands	100%
Arendal Spirit AS	Norway	100%
Arendal Spirit LLC	Marshall Islands	100%
Arendal Spirit UK Limited	United Kingdom	100%
Aurora Spirit AS	Norway	100%
Bossa Nova Spirit LLC	Marshall Islands	100%
Clipper LLC	Marshall Islands	100%
Current Spirit AS	Norway	100%
Dampier Spirit LLC	Marshall Islands	100%
Gina Krog AS	Norway	100%
Gina Krog Offshore Pte. Ltd.	Singapore	100%
Golar Nor (UK) Limited	United Kingdom	100%
Knarr LLC	Marshall Islands	100%
Lambada Spirit LLC	Marshall Islands	100%
Logitel Offshore Norway AS	Norway	100%
Logitel Offshore Pte. Ltd.	Singapore	100%
Logitel Offshore Rig I Pte. Ltd.	Singapore	100%
Logitel Offshore Rig II Pte. Ltd.	Singapore	100%
Logitel Offshore Rig III LLC	Marshall Islands	100%
Nansen Spirit LLC	Marshall Islands	100%
Navion Bergen AS	Norway	100%
Navion Bergen LLC	Marshall Islands	100%
Navion Gothenburg AS	Norway	100%
Navion Offshore Loading AS	Norway	100%
Peary Spirit LLC	Marshall Islands	100%
Petrojarl I LLC	Marshall Islands	100%
Petrojarl I Production AS	Norway	100%
Piranema LLC	Marshall Islands	100%
Piranema Production AS	Norway	100%
Rainbow Spirit AS	Norway	100%
Salamander Production (UK) Limited	United Kingdom	100%
Samba Spirit LLC	Marshall Islands	100%
Scott Spirit LLC	Marshall Islands	100%
Sertanejo Spirit LLC	Marshall Islands	100%

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Siri Holdings LLC	Marshall Islands	100%
Teekay Australia Offshore Holdings Pty Ltd.	Australia	100%
Teekay FSO Finance Pty Ltd.	Australia	100%
Teekay Hiload LLC	Marshall Islands	100%
Altera Global Shared Services (Philippines) Inc.	Philippines	100%
Tide Spirit AS	Norway	100%
Tiro Sidon UK L.L.P.	United Kingdom	100%
Altera Infrastructure Siri AS	Norway	100%
TPO Siri LLC	Marshall Islands	100%
Varg LLC	Marshall Islands	100%
Voyageur LLC	Marshall Islands	100%
The following table presents details of non-wholly owned subsidiaries of the Partnership as at December 31, 2021:

Name of Subsidiary	State or Jurisdiction of Incorporation	Proportion of Ownership Interest
KS Apollo Spirit	Norway	89%
Navion Gothenburg LLC	Marshall Islands	50%
Nordic Rio LLC	Marshall Islands	50%
Partrederiet Stena Ugland Shuttle Tankers I DA	Norway	50%
Partrederiet Stena Ugland Shuttle Tankers II DA	Norway	50%
Partrederiet Stena Ugland Shuttle Tankers III DA	Norway	50%
For the 50% owned entities above the Partnership has determined that the entities are non-wholly owned subsidiaries of the Partnership based on its assessment of control. For non-wholly owned subsidiaries, the Partnership is exposed to variable returns from its involvement with the investee and has substantive decision making authority to affect the returns of its investment, as well as the power to direct the activities of the entities that can significantly impact the economic performance of the entity.
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
The following table presents details of the Partnership's joint ventures as at December 31, 2021:

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
e.Foreign currency translation
The U.S. dollar is the functional and presentation currency of the Partnership. The Partnership’s vessels operate in international shipping markets in which substantially all income and expenses are settled in U.S. dollars. In addition, the Partnership's most significant assets, its vessels and equipment, are bought and sold in U.S. dollars and the Partnership's most significant liabilities, its commercial bank borrowings, are denominated in U.S. dollars. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities are measured at historic cost and are translated at the rate of exchange at the transaction date. Foreign

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
currency denominated revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in foreign currency exchange gain (loss) in the consolidated statements of income (loss).
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
The following table presents the details of the Partnership's inventory as at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
	$	$
Fuel oil	23,203	13,528
Materials and consumables	3,398	2,780
Total inventory	26,601	16,308
i.Related party transactions
In the normal course of operations, the Partnership enters into various transactions with related parties, which have been measured at their fair value, which generally is the agreed upon exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 21.
Related Party Borrowings Reclassification
The accounting policy elected historically by the Partnership has reflected its long-term debt within two line items, Borrowings and Due to related parties. Borrowings has included publicly listed debt held by third parties and by Brookfield. The related party component of publicly listed Borrowings has been historically disclosed in the notes to the financial statements.
On August 27, 2021, the Partnership completed a refinancing with Brookfield (or the Brookfield Exchanges) (see Note 21a for additional information) and voluntarily revised the Partnership's accounting policy to classify all debt held by Brookfield, regardless of the nature of the instrument as Due to related parties. The Partnership believes it is more relevant to show all related party debt on the same financial statement line item.
The Partnership has reflected this change retrospectively by restating its comparative consolidated statement of financial position. Following the change, debt will continue to be included in two line items, Borrowings, which will include only debt held by third-party counterparties and Due to related parties, which will include all debt where Brookfield or other affiliates are the ultimate counterparty, regardless of whether a debt instrument is publicly listed. Additionally, all accrued interest on related party debt will be reflected within the Due to related parties line item rather than within Accounts payable and other, as previously reported.
The following tables provides a reconciliation of the resulting reclassifications directly related to the change in accounting policy discussed above to the Partnership's consolidated statements of financial position:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	As at		As at
	December 31, 2020		December 31, 2020
	As Previously Reported	Reclassifications	Restated
	$	$	$
Accounts payable and other	302,414	(16,119)	286,295
Due to related parties	7	16,119	16,126
Total current liabilities	302,421	—	302,421
Borrowings	2,808,898	(411,260)	2,397,638
Due to related parties	194,628	411,260	605,888
Total non-current liabilities	3,003,526	—	3,003,526
Total liabilities	3,305,947	—	3,305,947

	As at		As at
	December 31, 2019		January 1, 2020
	As Previously Reported	Reclassifications	Restated
	$	$	$
Accounts payable and other	272,618	(16,504)	256,114
Due to related parties	21,306	16,504	37,810
Total current liabilities	293,924	—	293,924
Borrowings	2,831,274	(423,625)	2,407,649
Due to related parties	—	423,625	423,625
Total non-current liabilities	2,831,274	—	2,831,274
Total liabilities	3,125,198	—	3,125,198
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

Depreciation on vessels and equipment is calculated on a straight-line basis so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Residual value of the vessel hull is estimated as the lightweight tonnage of each vessel multiplied by recycling value per ton. The estimated useful lives, residual values and depreciation methods are reviewed annually, with the effect of any changes recognized on a prospective basis.
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
Generally, the Partnership dry docks each shuttle tanker or towage vessel every two and a half to five years, depending on the nature of work and external requirements. The vessels are required to undergo planned dry docking for replacement of certain components, major repairs and major maintenance of other components, which cannot be carried out while the vessels are operating. The Partnership capitalizes a portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock, which is generally until the commencement of the subsequent dry dock. Included in capitalized dry docking are costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. The Partnership expenses costs related to routine repairs and maintenance performed during dry docking that do not improve operating efficiency or extend the useful lives of the assets.
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
The Partnership recognizes the lease payments for leases of low value as an operating expense on a straight-line basis over the term of the lease.
l.Asset impairment
At each reporting date the Partnership assesses whether there is any indication that assets or cash generating units, relating specifically to its vessels and equipment and right-of use-assets, are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environments in which the Partnership operates, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. The Partnership has determined that, for impairment purposes, each individual vessel, except for the Partnership's contract of affreightment (or CoA) vessels, is a cash generating unit. This is due to the fact that the cash inflows from an individual vessel operating in the CoA fleet are not largely independent of the cash inflows from other vessels operating in the CoA fleet, i.e., the individual vessels are not the smallest identifiable group and therefore it is concluded that the CoA fleet is a single cash generating unit.
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
At each reporting date the Partnership assesses whether there is any indication that an impairment loss may have decreased. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate.
m.Goodwill
Goodwill represents the excess of the price paid for the acquisition of a business over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units to which it relates. The Partnership identifies cash generating units as identifiable groups of assets whose cash inflows largely independent of the cash inflows from other assets or groups of assets. The Partnership has identified the shuttle tanker segment as the group of cash generating units to which the Partnership's goodwill relates.
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
(ii) CoAs
Voyages performed pursuant to a CoA for the Partnership’s shuttle tankers are priced based on the pre-agreed terms in the CoA. The obligations within a voyage performed pursuant to a CoA, which the Partnership believes will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. Consideration for such voyages consists of a fixed daily hire rate for the duration of the voyage, the reimbursement of costs incurred from fuel consumed during the voyage, as well as a fixed lump sum intended to compensate for time necessary for the vessel to return to the field following completion of the voyage. While such consideration is generally fixed, certain sources of variability exist, including variability in the duration of the voyage and the

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
actual quantity of fuel consumed during the voyage. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than two weeks and, as a result, the Partnership has applied the practical expedient in IFRS 15.121(a), which permits an entity, with a contract that has an original expected duration of one year or less, to not disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the period. The Partnership does not engage in any specific activities to minimize residual value risk due to the short-term nature of the contracts.
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
(iii) Time Charter Contracts
Pursuant to a time charter contract, the Partnership charters a vessel or FSO unit to a customer for a fixed period of time, generally one year or more. The obligations under a time-charter contract, which includes the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement. In addition, any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is typically invoiced monthly in advance for time-charter contracts, based on a fixed daily hire amount. In certain long-term time-charters, the fixed daily hire amount will increase on an annual basis by a fixed amount to offset expected increases in operating costs. Therefore, the Partnership has applied the practical expedient in IFRS 15.B16, which permits an entity to recognize revenue based on the amount it has a right to invoice.
As a result of the Partnership accounting for compensation from such charters on a straight-line basis over the duration of the charter, such fixed increases in rate will result in revenues being accrued in the first portion of the charter and such amount drawn down in the last portion of the charter. Sometimes charters include variable consideration components in the form of expense adjustments or reimbursements, incentive compensation and penalties. For example, certain time charters contain provisions that allow the Partnership to be compensated for increases in the Partnership's costs during the term of the charter. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or in the form of cost reimbursements for vessel operating expenditures or dry-docking expenditures. During periods in which the vessels are off-hire or minimum speed and performance metrics are not met, penalties may be imposed. Variable consideration under the Partnership’s contracts is typically recognized as incurred as either such revenues are allocated and accounted for under lease accounting requirements or, alternatively, as such consideration is allocated to the distinct period in which such variable consideration was earned. The Partnership does not engage in any specific activities to minimize residual value risk.
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(vi) Management Fees and Other
The Partnership also generates revenues from the operation of volatile organic compounds (or VOC) systems on certain of the Partnership’s shuttle tankers, and from the management of certain vessels on behalf of the disponent owners or charterers of these assets. Such services include the arrangement of third-party goods and services for the asset’s disponent owner or charterer. The obligations within these contracts typically consists of crewing, technical management, insurance and, potentially, commercial management. The obligations are satisfied concurrently and rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of the contract. Consideration for such contracts generally consists of a fixed monthly management fee, plus the reimbursement of crewing costs for vessels being managed and all operational costs for the VOC systems. Management fees are typically invoiced monthly. Revenue is recognized in line with invoicing using the practical expedient in IFRS 15.B16.
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
p.Financial instruments
Classification and measurement
The table below summarizes the Partnership’s classification and measurement of financial assets and liabilities:

	Measurement Category	Consolidated Statement of Financial Position Account
Financial assets
Cash and cash equivalents	Amortized cost	Cash and cash equivalents
Restricted cash	Amortized cost	Financial assets
Derivative instruments	FVTPL	Financial assets
Other financial assets	Amortized cost	Financial assets
Accounts receivable	Amortized cost	Accounts and other receivable, net
Due from related parties	Amortized cost	Due from related parties
Investment in finance leases	Amortized cost	Other assets
Financial liabilities
Accounts payable and other	Amortized cost	Accounts payable and other
Derivative instruments	FVTPL	Other financial liabilities
Obligations relating to leases	Amortized cost	Other financial liabilities
Due to related parties	Amortized cost	Due to related parties
Borrowings	Amortized cost	Borrowings
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
Financial liabilities measured at amortized cost are initially recorded at fair value and, in the case of borrowings, net of directly attributable transaction costs. Financial liabilities are then subsequently measured at amortized cost using the effective interest rate method.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
Gains or losses are recognized in the consolidated statements of income (loss) when a financial asset or liability is remeasured due to a modification of terms that does not result in derecognition or when derecognition occurs and the modified financial instrument is recorded at fair value.
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
The ECL is presented as a direct reduction to the carrying value of the financial asset it relates to. The initial recognition of an ECL and all changes to an ECL at each reporting date thereafter are reflected in Other income (expenses), net in the consolidated statements of income (loss). As at December 31, 2021, the Partnership recorded an ECL of $0.6 million (December 31, 2020 - $1.4 million).
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
For derivative financial instruments that are not designated as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized in the profit or loss. Gains and losses from the Partnership’s non-designated foreign currency forward contracts and interest rate swaps are recorded in realized and unrealized gain (loss) on derivative instruments in the consolidated statements of income (loss). The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and other financial liabilities, respectively.
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
Further information on fair value measurements is described in Note 3.
r.Income taxes

The Partnership is subject to income taxes relating to its subsidiaries in Norway, Australia, Brazil, the United Kingdom, Singapore, Qatar, Canada, Luxembourg, the Netherlands, the Philippines and Thailand.
(i) Current income tax
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
Deferred income tax liabilities are recognized for taxable temporary differences associated with equity-accounted investments, except where the Partnership is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
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
The Partnership recognizes a decommissioning liability in the period in which it has a present legal or constructive liability and a reasonable estimate of the amount can be made. Liabilities are measured based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the period for which the cash flows are expected to occur. Amounts are discounted using a rate that reflects the risks specific to the liability. On a periodic basis, management reviews these estimates and changes, if any, will be applied prospectively. The estimated decommissioning liability is recorded as a non-current liability, with a corresponding increase in the carrying amount of the related asset. As the decommissioning liability will be covered by contractual payments to be received from the charterer, the Partnership has recorded a separate receivable as a contract asset within Other assets . The liability and associated receivable are increased in each reporting period due to the passage of time, and the amount of accretion is charged to Other income (expense), net in the period. Periodic revisions to the estimated timing of cash flows, to the original estimated undiscounted cost and to changes in the discount rate can also result in an increase or decrease to the decommissioning liability and associated receivable. Actual costs incurred upon settlement of the obligation are recorded against the decommissioning liability to the extent of the liability recorded.
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
u.Deferred financing costs
Deferred financing costs related to a borrowing, including bank fees, commissions and legal expenses, are deferred and amortized, over the term of the relevant loan facility, to interest expense using an effective interest rate method. Deferred financing costs are presented as a reduction from the

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
carrying amount of the related financial liability, unless no amounts have been drawn under the debt liability or the debt issuance costs exceed the carrying value of the related debt liability, in which case the debt issuance costs are presented as Other non-current assets.
If a debt modification is considered substantial, fees paid to amend an arrangement pursuant to which a credit facility is extinguished are associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. Any unamortized deferred financing costs are written off. If a debt modification is not considered substantial, then the fees are associated with the modification, along with any existing unamortized deferred financing costs and premium or discount, are including in calculation of the gain (loss) associated with the modification and remeasurement of the financial instrument resulting recognition of interest expense using the effective interest rate.

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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(iv) Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the Partnership’s assets, the likelihood the Partnership will sell the vessel or equipment prior to the end of its useful life, the estimation of a cash generating units future revenues and direct costs, and the determination of discount rates. The Partnership has determined that, as the cash inflows of the individual vessels in its CoA fleet are not largely independent from each other, the CoA fleet is treated as a single cash generating unit for impairment purposes.
Estimation uncertainty
(i) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of one of the Partnership’s vessels. This obligation is often many years in the future and requires judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements. See Notes 2s(i) and 14 for additional information.
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
(iii) Impairment
The recoverable amounts of each vessel, being defined as a cash-generating unit, is the higher of its fair value less cost of disposal and its value in use. The fair value less cost of disposal calculation is based on the discounted cash flow model and is the same as the value in use. Value in use calculations are based on contracted cash flows and estimates of uncontracted cash flows for the useful lives of each vessel, including residual values discounted by an estimated discount rate. Assumptions on uncontracted cash flows are based on several variables, such as comparing the specifications on a particular vessel with planned new projects around the world, assessment of investment levels to redeploy the vessel on a new field and assumptions on rates to be achieved from redeployment. The key assumptions used for the impairment testing of our fleet are described in Note 10.
All impairment assessment calculations demand a high degree of estimation. The Partnership must make complex assessment of the expected cash flows arising from such assets and the selection of discount rates. Changes to these estimates could have significant impact on the impairments recognized and future changes may lead to reversals of recognized impairments. See Notes 10 and 13 for additional information.
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
(vi) COVID-19
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there has been significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and the global movement of people and some goods has become restricted. The Partnership considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether any additional indicators of impairment were present for the year ended December 31, 2021. Based on the Partnership’s assessments, no additional impairment indicators were identified as at December 31, 2021 and the Partnership has not experienced any material business interruptions or financial impact as a result of the COVID-19 pandemic. The extent to which the COVID-19 pandemic may impact the Partnership's results of operations and financial condition, including any future possible impairments, will depend on future developments, which are highly uncertain and

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
cannot be predicted, including new information that may emerge concerning the severity of the virus or its variants, the effectiveness of vaccines and other actions to contain or treat its impact, among others. The Partnership will continue to monitor the situation and review its critical estimates and judgments as circumstances evolve.
(vii) Climate Change
The Partnership could face the impact of an accelerated energy transition driven by climate change. The Partnership's strategy, capital allocation and selection of projects are guided by the vision to lead the industry to a sustainable future and climate related risks are key drivers for it. The effect on the Partnership's compliance costs, capital expenditures, cash flow from operation and other assumptions are inherently uncertain and may differ from actual amounts. The Partnership did not experience any impact from an accelerated energy transition driven by climate change on the financial results as at December 31, 2021. The risks will however remain as key considerations for impairment testing, estimation of remaining useful life and provisions for future periods.

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
x.Segments
The Partnership’s operating segments are components of the business for which discrete financial information is reviewed regularly by the Chief Operating Decision Maker (or CODM) to assess performance and make decisions regarding resource allocation. The Partnership has assessed the CODM to be its Chief Executive Officer. As at December 31, 2021, the Partnership’s operating segments are the FPSO, Shuttle Tanker, FSO, UMS and Towage segments.
As at January 1, 2021, the Partnership modified the cost allocations between its operating segments. The Partnership's components of the business for which discrete financial information is reviewed to assess performance and make decisions regarding resource allocation is still based upon five operating segments. However, the allocation of certain expenditures, relating to direct operating costs and general and administrative expenses, has been modified to show the impact of certain corporate direct operating costs in the corporate segment before reallocation to the operating segments. Additionally, certain expenditures that relate directly to corporate activities will be retained within the corporate segment. Previously all of these expenditures were allocated directly to the five operating segments based on an estimated use of corporate resources. The 2020 and 2019 comparative information has been restated as a result of this change and the modifications have been deemed to not be material for all operating segments and all periods presented.
y.Employee Pension Plans

The Partnership has defined contribution pension plans covering the majority of its employees. Pension costs associated with the Partnership’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. During the year ended December 31, 2021, the amount of cost recognized for the Partnership’s defined contribution pension plans was $6.6 million (December 31, 2020 - $5.5 million, December 31, 2019 - $5.2 million).
The Partnership also has defined benefit pension plans covering a small number of active and retired employees in Norway. The Partnership accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plans is recognized as assets or liabilities in the consolidated statements of financial position. The Partnership recognizes as a component of Other comprehensive income (loss), the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs. The pension assets have been guaranteed a minimum rate of return by the provider, thus reducing potential exposure to the Partnership to the extent the provider honors its obligations. The Partnership's funded status relating to its defined benefit pension plans was a shortfall of $0.8 million as at December 31, 2021 (December 31, 2020 - a shortfall of $0.7 million).
z.New standards, interpretations, amendments and policies adopted by the Partnership
The Partnership has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
i.Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
In August 2020, the International Accounting Standards Board published Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (or Phase 2 Amendments), effective January 1, 2021. The Phase 2 Amendments provide additional guidance to address the issues that will arise during the transition of benchmark interest rates and primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flow changes as a result of the replacement of an existing interest rate benchmark, allowing for prospective application of the new applicable benchmark interest rate, and to the application of hedge accounting, providing an exception such that changes in the designation of hedge accounting relationships that are needed to reflect the changes required by the benchmark interest rate reform do not result in the discontinuation of hedge accounting. The Partnership adopted the Phase 2 Amendments on January 1, 2021. The adoption of the amendments did not have a significant impact on the Partnership’s consolidated financial

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
statements as at and for the year ended December 31, 2021. The Partnership's risk management strategy has not changed as a result of these matters.
Progress towards implementation of alternative benchmark interest rates
The Partnership is exposed to the impact of interest rate changes, primarily through its floating-rate borrowings that require it to make interest payments based on LIBOR. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates.
The Partnership plans to transition the majority of its LIBOR-linked contracts to risk-free rates through amendments to fallback clauses in its floating-rate credit facilities and debt instruments which would change the basis for determining the interest rate cash flows from LIBOR to a risk-free rate at an agreed point in time. During March 2021, ICE Benchmark Administration, an administrator of regulated benchmarks, announced that it has delayed the cessation of the publication of the overnight, one, three, six and 12 month USD LIBOR until June 30, 2023.

Interest rate benchmark transition for non-derivative financial liabilities
As at December 31, 2021, the Partnership had $1.6 billion of outstanding LIBOR-referenced borrowings summarized as follows:

	Principal	Weighted-average term	Transition Progress
	$	(years)
Revolving Credit Facilities	308,887	2.34	Expected to amend fallback clauses prior to cessation of publication of LIBOR.
Term Loans	1,079,586	3.92
Public Bonds	200,000	2.80
Total	1,588,473	3.48

Interest rate benchmark transition for derivatives
As at December 31, 2021, the Partnership had an outstanding notional balance of $541.6 million of LIBOR-referenced interest rate swap agreements.
For all of the Partnership’s LIBOR-referenced derivatives, the International Swaps and Derivative Association’s fallback clauses were made available in late-2020 and the Partnership and its counterparties expect to adhere to this protocol. Such adherence would result in all legacy trade under the derivatives following, on the cessation of LIBOR, the fallback clause provided in the protocol.
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
3.Fair Value of Financial Instruments
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
The following tables provide the details of financial instruments and their associated classifications as at December 31, 2021 and 2020:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	December 31, 2021			December 31, 2020
Measurement Basis	FVTPL $	Amortized cost $	Total $	FVTPL $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	—	190,942	190,942	—	235,734	235,734
Financial assets (current and non-current)	325	64,815	65,140	6,497	133,389	139,886
Accounts and other receivable, net (current and non-current)(1)	—	120,940	120,940	—	212,316	212,316
Due from related parties (current and non-current)	—	978	978	—	9,980	9,980
Other assets (current and non-current)(2)	—	53,158	53,158	—	59,905	59,905
Total	325	430,833	431,158	6,497	651,324	657,821
Financial liabilities
Accounts payable and other(3)	—	62,414	62,414	—	81,850	81,850
Other financial liabilities (current and non- current)(4)	24,229	199,108	223,337	203,597	139,738	343,335
Due to related parties (current and non-current)	—	797,432	797,432	—	622,014	622,014
Borrowings (current and non-current)	—	2,464,027	2,464,027	—	2,759,717	2,759,717
Total	24,229	3,522,981	3,547,210	203,597	3,603,319	3,806,916
(1)Excludes tax receivable of $6.5 million as at December 31, 2021 (December 31, 2020 - $10.3 million).
(2)Includes investments in finance leases. Refer to Note 8 below.
(3)Includes accounts payable and lease liabilities. Refer to Note 14 below.
(4)Includes derivative instruments, obligations relating to leases and other financial liabilities. Refer to Note 18 below.

Included in cash and cash equivalents as at December 31, 2021 is $190.9 million of cash (December 31, 2020 - $235.7 million) and $nil of cash equivalents (December 31, 2020 - $nil).
The fair value of all financial assets and liabilities as at December 31, 2021 approximated their carrying values, with the exception of the borrowings, where fair value which was determined using Level 1 and Level 2 inputs and resulted in a fair value of $2,362 million (December 31, 2020: $2,753 million) versus a carrying value of $2,464 million (December 31, 2020: $2,760 million). The fair value of the Partnership’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.
In addition, within the December 31, 2020 Due to related parties (current and non-current) balance shown above $411.3 million of the outstanding senior unsecured bonds held by Brookfield were fair valued using Level 1 and Level 2 inputs and resulted in a fair value of $351.4 million.
Fair value hierarchical levels - financial instruments
There were no transfers between levels during the years ended December 31, 2021 and December 31, 2020. The following table categorizes financial assets and liabilities, which are carried at fair value through profit or loss on a recurring basis, based upon the level of input as at December 31, 2021 and 2020:

	December 31, 2021			December 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Derivative instruments	—	325	—	—	6,497	—
Total	—	325	—	—	6,497	—
Financial liabilities
Derivative instruments	—	24,229	—	—	203,597	—
Total	—	24,229	—	—	203,597	—

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

Type of Asset / Liability	Carrying value		Valuation Techniques and Key Inputs
	December 31, 2021	December 31, 2020
	$	$
Derivative instruments	(23,904)	(197,100)	The fair value of derivative instruments incorporates observable forward exchange rates and forward interest rates from observable yield curves, respectively, at the end of the reporting period, and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows.

4.Financial Assets

	December 31, 2021	December 31, 2020
	$	$
Current
Restricted cash(1)	19,075	97,017
Derivative instruments(2)	325	6,497
Total current	19,400	103,514
Non-current
Restricted cash(1)	45,740	36,372
Derivative instruments(2)	—	—
Total non-current	45,740	36,372
(1)Restricted cash as at December 31, 2021 includes funds for loan facility repayments, withholding taxes and office lease prepayments (December 31, 2020 - amounts held in escrow for a shuttle tanker newbuilding yard installment payment, a deposit related to the sale of a vessel, funds for loan facility repayments, withholding taxes and office lease prepayments).
(2)See Note 18 for additional information

5.Accounts and Other Receivable, Net

	December 31, 2021	December 31, 2020
	$	$
Current
Accounts receivable - trade	110,301	162,848
Accounts receivable - non-trade(1)	—	40,104
Other non-trade receivable	17,152	19,677
Total current	127,453	222,629
Non-current
Accounts receivable - non-trade(1)	—	—
Total non-current	—	—
(1)Accounts receivable - non-trade relates to a settlement agreement with respect to various disputes relating to previously-terminated charter contracts for the HiLoad DP unit and the Arendal Spirit UMS payable in two separate installments, one of which was due to the Partnership by the end of 2020 and the other by the end of 2021.

6.Vessels and Equipment Classified as Held for Sale

		December 31, 2021	December 31, 2020
Vessel	Segment	$	$
Dampier Spirit(1)(2)	FSO Segment	—	—
Navion Anglia(1)	Shuttle Tanker Segment	—	4,400
Navion Oslo(1)	Shuttle Tanker Segment	—	3,100
Petrojarl Varg	FPSO Segment	5,800	—
		5,800	7,500
(1)Classification as a result of the highly probable sale of the vessels, which were completed during the first quarter of 2020, second quarter of 2021 or third quarter of 2021 (see Note 7 for additional information).
(2)As at December 31, 2020, the Dampier Spirit FSO unit was classified as held for sale and had a carrying value of $nil.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
The fair value of vessels and equipment classified as held for sale measured on a non-recurring basis was $5.8 million and $7.5 million as at December 31, 2021 and December 31, 2020, respectively (see Note 10 for additional information).

7.Gain (Loss) on Dispositions, Net

Period	Vessel	Segment	Net Proceeds	Gain (Loss) on Dispositions, Net
Q4-21	Navion Stavanger	Shuttle Tanker Segment	9,915	(2)
Q3-21	Navion Anglia	Shuttle Tanker Segment	6,144	1,397
Q2-21	Dampier Spirit	FSO Segment	3,970	3,970
Q2-21	Navion Oceania	Shuttle Tanker Segment	10,618	2,576
Q2-21	Navion Oslo	Shuttle Tanker Segment	3,160	(29)
Q2-21	Stena Natalita	Shuttle Tanker Segment	8,198	(299)
Q2-21(1)	Apollo Spirit	FSO Segment	2,889	2,889
Gain (loss) on dispositions, net for the year ended December 31, 2021				10,502

Q4-20	Apollo Spirit	FSO Segment	9,559	5,380
Q3-20	Navion Bergen	Shuttle Tanker Segment	3,385	(19)
Q2-20	HiLoad DP unit	Shuttle Tanker Segment	—	(1,388)
Q1-20	Petrojarl Cidade de Rio das Ostras	FPSO Segment	2,282	(92)
Q1-20	Navion Hispania	Shuttle Tanker Segment	6,715	(385)
Q1-20	Stena Sirita	Shuttle Tanker Segment	6,055	(85)
Gain (loss) on dispositions, net for the year ended December 31, 2020				3,411

Q2-19	Pattani Spirit	FSO Segment	15,741	11,213
Q2-19	Alexita Spirit	Shuttle Tanker Segment	8,700	835
Q2-19	Nordic Spirit	Shuttle Tanker Segment	8,900	500
Gain (loss) on dispositions, net for the year ended December 31, 2019				12,548
(1)The Apollo Spirit FSO was sold in December 2020 and a gain on sale of $5.4 million was recorded as at December 31, 2020. An additional gain of $2.9 million was recorded in June 2021 after the official recycling of the vessel was completed based on a recycling rate agreed upon with the buyer per the terms of the contract.

8.Other Assets

	December 31, 2021	December 31, 2020
	$	$
Current
Prepayments	9,590	10,101
Investment in finance leases(1)	9,162	8,267
Contract assets(2)	24,916	18,958
Total current	43,668	37,326
Non-current
Investment in finance leases(1)	43,996	51,638
Right-of-use assets(3)	25,386	35,313
Contract assets(2)	37,597	48,288
Other assets(2)	31,268	50,282
Total non-current	138,247	185,521
(1)Includes the VOC systems on certain of the Partnership's shuttle tankers. See Note 24 for additional information.
(2)See Note 17 for additional information.
(3)See Note 9 for additional information.

9.Right-of-use Assets and Lease Liabilities
The following table presents the change in the balance of the Partnership's right-of-use assets for the years ended December 31, 2021, 2020 and 2019:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Gross Carrying Amount
Opening balance at beginning of year	51,067	75,104	20,200
Additions (cash and non-cash)	4,190	757	56,854
Dispositions	—	(24,794)	(1,950)
Closing balance at end of year	55,257	51,067	75,104
Accumulated Depreciation
Opening balance at beginning of year	(15,754)	(7,085)	—
Depreciation expense	(14,117)	(18,389)	(13,369)
Dispositions	—	9,720	6,284
Closing balance at end of year	(29,871)	(15,754)	(7,085)
Net book value	25,386	35,313	68,019

As at December 31, 2021 and 2020, the Partnership's right-of-use assets were as follows:

			As at December 31, 2021
	December 31, 2021	December 31, 2020	Weighted-average remaining lease term	Weighted-average implicit interest rate
	$	$	(years)	(%)
Vessels and equipment	10,956	21,971	1.0	3.3%
Office leases	14,430	13,342	4.7	5.2%
Total	25,386	35,313

Lease related items for which the Partnership was a lessee for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, were as follows:

	Year Ended December 31,
	2021	2020	2019
	$	$	$
Amounts recognized in profit and loss
Depreciation expense on right-of-use vessels and equipment	11,015	15,899	10,616
Depreciation expense on right-of-use office leases	3,102	2,490	2,753
Interest expense on lease liabilities	1,291	2,679	1,507
Short-term lease expense	2,713	4,314	15,965
	18,121	25,382	30,841

As at December 31, 2021, the undiscounted contractual maturities of the Partnership's lease liabilities were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Lease liabilities	27.0	15.1	3.3	3.2	2.7	1.7	1.0

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
10.Vessels and Equipment

	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Gross carrying amount:
Opening balance at beginning of year	4,025,498	3,531,827	3,548,501
Additions(1)	30,185	41,346	32,895
Dispositions(2)	(85,424)	(29,242)	(13,869)
Transferred from advances on newbuilding contracts	253,301	543,131	—
Vessels and equipment reclassified as held for sale(3)	(148,600)	(61,564)	(35,700)
Closing balance at end of year	4,074,960	4,025,498	3,531,827
Accumulated Depreciation and Impairment:
Opening balance at beginning of year	(996,083)	(506,111)	—
Depreciation and amortization(4)	(296,380)	(295,610)	(339,981)
Impairment expense, net(5)	(108,092)	(245,396)	(179,759)
Dispositions(2)	60,518	15,050	1,244
Vessels and equipment reclassified as held for sale(3)	134,472	35,984	12,385
Closing balance at end of year	(1,205,565)	(996,083)	(506,111)
Net book value	2,869,395	3,029,415	3,025,716
(1)Additions by segment for the year ended December 31, 2021 is as follows: FPSO $nil, Shuttle Tanker $24.8 million, UMS $0.9 million and Towage $4.5 million (December 31, 2020 - FPSO $10.3 million, Shuttle Tanker $23.4 million, UMS $0.2 million and Towage $7.4 million; December 31, 2019 - FPSO $8.2 million, Shuttle Tanker $15.3 million, FSO $6.6 million, UMS $0.9 million and Towage $1.9 million). Additions include drydocks and overhauls, which are only included in the Partnership's Shuttle Tanker and Towage segments, and capital modifications.
(2)Includes the sale of vessels and the disposal upon the replacement of certain components of vessels and equipment.
(3)See Note 6 for additional information.
(4)Excludes depreciation and amortization on the Partnership's right-of-use assets. See Note 9 for additional details.
(5)See below for additional information. Excludes impairment expense on vessels and equipment classified as held for sale during the years ended December 31, 2021, 2020 and 2019.

Certain sale and leaseback transactions in 2019 were classified as financing arrangements and did not result in derecognition of the underlying vessels and equipment as control was retained by the Partnership (see Note 11 for additional information).
Impairment expense, net
The following tables contains a summary of Partnership’s impairment expense, net for the years ended December 31, 2021, 2020 and 2019, by vessel and by segment:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Period	Vessel	Segment	Event	Fair Value Hierarchical Level	Valuation Techniques and Key Inputs	Impairment Expense $
Q4 2021	Petrojarl Varg	FPSO	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	8,328
Q4 2021	Voyageur Spirit	FPSO	Change in expected earnings of the vessel	Level 3	Value in use using a discounted cash flow valuation	73,447
Q4 2021	Piranema Spirit	FPSO	Change in expected earnings of the vessel	Level 3	Value in use using a discounted cash flow valuation	34,645
Impairment expense, net for the year ended December 31, 2021						116,420
Q4 2020	Randgrid	FSO	Change in expected earnings of the vessel	Level 3	Value in use using a discounted cash flow valuation	45,444
Q4 2020	Petrojarl Varg	FPSO	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	30,506
Q4 2020(1)	Navion Oslo	Shuttle Tanker	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	7,665
Q3 2020(2)	Apollo Spirit	FSO	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	1,620
Q3 2020(1)	Navion Anglia	Shuttle Tanker	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	3,100
Q2 2020(1)	Dampier Spirit	FSO	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	6,685
Q2 2020(2)	Navion Bergen	Shuttle Tanker	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	1,715
Q1 2020	ALP Forward	Towage	Change in the expected earnings of the vessels	Level 3	Value in use using a discounted cash flow valuation	8,361
Q1 2020	ALP Winger	Towage				12,479
Q1 2020	ALP Ippon	Towage				1,360
Q1 2020	ALP Ace	Towage				731
Q1 2020	Petrojarl I	FPSO	Change in the expected earnings of the vessel	Level 3	Value in use using a discounted cash flow valuation	42,367
Q1 2020	Petrojarl Varg	FPSO	Change in future redeployment assumptions	Level 3	Value in use using a discounted cash flow valuation	27,202
Q1 2020	Petrojarl Knarr	FPSO	Change in expected earnings of the vessel	Level 3	Value in use using a discounted cash flow valuation	56,599
Q1 2020	Navion Stavanger	Shuttle Tanker	Change in expected earnings of the vessel	Level 3	Value in use using a discounted cash flow valuation	3,606
Q1 2020	Navion Gothenburg	Shuttle Tanker	Change in future redeployment assumptions	Level 3	Value in use using a discounted cash flow valuation	16,772
Q1 2020(2)	Navion Bergen	Shuttle Tanker	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	2,400
Impairment expense, net for the year ended December 31, 2020						268,612
Q4 2019	Arendal Spirit	UMS	Change in future redeployment assumptions	Level 3	Value in use using a discounted cash flow valuation	24,220
Q4 2019	Voyageur Spirit	FPSO	Change in future redeployment assumptions	Level 3	Value in use using a discounted cash flow valuation	97,752
Q4 2019(2)(3)	Petrojarl Cidade de Rio das Ostras	FPSO	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	4,382
Q3 2019(2)(3)	Stena Sirita	Shuttle Tanker	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	1,506
Q2 2019	Arendal Spirit	UMS	Change in future redeployment assumptions	Level 3	Value in use using a discounted cash flow valuation	11,487
Q2 2019	Petrojarl Varg	FPSO	Change in future redeployment assumptions	Level 3	Value in use using a discounted cash flow valuation	33,991
Q2 2019	Navion Gothenburg	Shuttle Tanker	Significant repairs required to continue operations	Level 3	Value in use using a discounted cash flow valuation	12,304
Q2 2019(2)(3)	Petrojarl Cidade de Rio das Ostras	FPSO	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	506
Q2 2019(2)(3)	Navion Hispania	Shuttle Tanker	Sale of the vessel considered highly probable	Level 2	Fair value less cost to sell using an appraised valuation	1,532
Impairment expense, net for the year ended December 31, 2019						187,680
(1)Vessels and equipment were classified as held for sale as at December 31, 2020.
(2)Vessels and equipment were sold during the year ended December 31, 2020.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
(3)Vessels and equipment were classified as held for sale as at December 31, 2019.

The fair value of vessels and equipment measured on a non-recurring basis was $38.9 million and $140.5 million as at December 31, 2021 and 2020, respectively.

The following table summarizes the significant unobservable inputs used in the Level 3 fair value measurements for the discounted cash flow valuations used for the Partnership's vessels and equipment:

Period	Vessel	Segment	Period of Projected Cash Flows (years)	Growth Rate(1) (%)	Discount Rate (%)	Sensitivity Analysis - Increase in impairment expense due to 0.5% increase in discount rate (in million USD)
Q4 2021	Voyageur Spirit	FPSO	2 - 13	2.50 - 3.00	9.01	1.0
Q4 2021	Piranema Spirit	FPSO	1 - 13.5	2.50 - 3.00	9.01	0.3
Q4 2020	Randgrid	FSO	2.8 - 11.8	2.00 - 3.50	8.86	2.0
Q1 2020	ALP Forward	Towage	13	3.00	10.50	0.3
Q1 2020	ALP Winger	Towage	12	3.00	10.50	0.2
Q1 2020	ALP Ippon	Towage	12	3.00	10.50	0.2
Q1 2020	ALP Ace	Towage	11.3	3.00	10.50	0.2
Q1 2020	Petrojarl I	FPSO	3.1 - 5.1	3.00	10.13	1.2
Q1 2020	Petrojarl Varg	FPSO	1.3 - 9.8	1.00 - 2.50	10.13	1.0
Q1 2020	Petrojarl Knarr	FPSO	12.4 - 15.4	3.00	10.13	15.4
Q1 2020	Navion Stavanger	Shuttle Tanker	3.3	2.60 - 3.50	8.25	0.2
Q1 2020	Navion Gothenburg	Shuttle Tanker	5.9	2.50	8.25	0.4
Q4 2019	Arendal Spirit	UMS	1.2 - 25.1	1.60 - 2.50	9.60	2.3
Q4 2019	Voyageur Spirit	FPSO	15.8 - 19.8	3.00	9.60	4.3
Q2 2019	Arendal Spirit	UMS	25.6	1.60 - 2.50	11.00	4.7
Q2 2019	Petrojarl Varg	FPSO	13	1.00 - 2.50	10.00	7.1
Q2 2019	Navion Gothenburg	Shuttle Tanker	6.5 - 6.7	2.00	8.00	0.7
(1)The growth rates indicated in the table above are the implicit rates used in the discounted cash flow valuations, however, cash flows have been adjusted for contractual revenues and expected offhire due to repairs and maintenance or drydocking.

For the units within the FPSO, FSO and UMS segments, there are uncertainties in the assumptions for redeployments where there is no signed contract in place. When estimating the recoverable amount, the Partnership makes assumptions for the uncontracted cash flows over the useful life for each unit. These are estimated based on the Partnership's market knowledge, experience and return on invested capital. These assumptions are used to create scenarios with different cash flows for each unit. Based on the attractiveness of the various assets, the assumptions can include extensions on current contracts, new contracts, sale or a recycling option. The recoverable amount is a weighted average of all the scenarios.
As at December 31, 2021, due to uncertainty in the redeployment market for FPSO, FSO and UMS units and short remaining contract lengths, the Partnership identified impairment triggers for all of its FPSO fleet, one of its FSO units, and its one UMS unit. The asset values of the Voyageur Spirit FPSO and the Piranema Spirit FPSO were impaired as at December 31, 2021. For the remaining FPSO units, one FSO unit, and one UMS unit, the tests did not result in a recoverable value lower than the carrying value and were therefore not impaired.

The Partnership's impairment tests are sensitive to changes in key assumptions such as discount rate, assumed contract rates and the weight applied to the various scenarios. For the remaining FPSO units, one FSO unit, and one UMS unit for-which the impairment tests as at December 31, 2021 did not result in an impairment:

•An increase of 0.5% for the discount rate would result in an impairment of $21.2 million.
•An additional one-year before redeployment of the units in the weighted scenarios would result in an impairment of $66.7 million.
•A 10% reduction in rate/sales proceeds from the weighted scenarios on the same units would result in an impairment of $52.3 million.

As at December 31, 2021, the Partnership had four vessels and equipment, with a carrying value of $103.1 million, which were in lay-up (one of which was classified as held for sale - $5.8 million) (December 31, 2020 - five vessels and equipment with a carrying value of $190.2 million (two of which were classified as held for sale - $4.4 million)). See Note 6 for additional information.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
11.Advances on Newbuilding Contracts

	December 31, 2021	December 31, 2020
	$	$
Opening balance at beginning of year	127,335	297,100
Additions	176,964	368,588
Capitalized borrowing costs	920	4,778
Transferred to vessels and equipment	(253,301)	(543,131)
Closing balance at end of year	51,918	127,335
Since 2017, the Partnership has entered into shipbuilding contracts for the construction of seven shuttle tanker newbuildings for an estimated fully built up cost of $965.6 million. As at December 31, 2021, six of these vessels had been delivered to the Partnership and the remaining vessel is expected to be delivered in 2022. As at December 31, 2021, gross payments made towards these commitments were $891.7 million. The Partnership has secured $733.5 million of borrowings or long-term financing under sale and leaseback transactions relating to these shuttle tanker newbuildings (see Notes 18 and 19 for additional information).
As at December 31, 2021, the contractual maturities of the Partnership's obligations under its newbuilding contracts were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Newbuilding contracts(1)	74.0	74.0	—	—	—	—	—
(1)The Partnership secured $105.6 million of borrowings relating to this shuttle tanker newbuilding, which as at December 31, 2021 had an undrawn balance of $63.4 million (see Note 19 for additional information).

As at December 31, 2021, the contractual maturities of the Partnership's obligations relating to the leases under the sale and leaseback transactions were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Obligations related to leases	201.7	11.3	11.3	11.3	11.3	11.3	145.2
As at December 31, 2021, the Partnership had leases secured by two vessels (December 31, 2020 - two vessels) with a combined carrying value of $240.6 million (December 31, 2020 - $101.9 million).
12.Equity Accounted Investments
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
In October 2014, the Partnership sold a 1995-built shuttle tanker to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture between the Partnership and Ocyan S.A. (or Ocyan) which vessel was converted to an FPSO unit for the Libra field in Brazil. The FPSO unit commenced operations in late-2017. Included in the joint venture is a ten-year plus construction period loan facility, which as at December 31, 2021 had an outstanding balance of $471.8 million (December 31, 2020 - $529.1 million). The interest payments of the loan facility are based on LIBOR, plus a margin of 2.65%. The final payment under the loan facility is due October 2027. In addition, the Libra Joint Venture entered into ten-year interest rate swap agreements, with an aggregate notional amount of $430.8 million as at December 31, 2021 (December 31, 2020 - $483.5 million), which amortize quarterly over the term of the agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a weighted average fixed rate of 2.52%. These interest rate swap agreements are not designated as qualifying cash flow hedging relationships for accounting purposes.
Itajai Joint Venture

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
In June 2013, the Partnership acquired its interest in OOG-TKP FPSO GmbH & Co KG (or Itajai Joint Venture), a 50/50 joint venture between the Partnership and Ocyan, which owns the Cidade de Itajai FPSO unit currently operating in Brazil. Included in the joint venture is a term loan facility, which was amended during the year ended December 31, 2020 and as at December 31, 2021 had an outstanding balance of $14.4 million (December 31, 2020 - $53.4 million). The interest payments on the amended loan facility are based on LIBOR, plus a margin of 3.50%. The final payment under the amended loan facility is due April 2022. As part of the amendment of the loan facility, the joint venture terminated the associated interest rate swap agreements and as at December 31, 2021, the joint venture held no interest rate swap agreements (December 31, 2020 - the joint venture held no interest rate swap agreements).
The Partnership relies on the expertise and relationships that its joint ventures and joint venture partners may have with current and potential customers to jointly pursue FPSO projects and provide assistance in competing in new markets.
As at December 31, 2021 and 2020, the Partnership had total investments of $237.5 million and $241.7 million, respectively, in its equity-accounted investments.
During the year ended December 31, 2021, the Partnership's equity in earnings in the joint venture includes an impairment expense of $36.1 million recognized within the Partnership's Itajai Joint Venture on the Cidade de Itajai FPSO. There were no indicators of impairment nor were there any impairments recorded as at December 31, 2020, within either of the Partnership's two joint ventures.
The following table summarizes the impairment expense within the Partnership's Itajai Joint Venture:

Period	Vessel	Segment	Event	Fair Value Hierarchical Level	Valuation Techniques and Key Inputs	Impairment Expense $
Q4 2021	Cidade de Itajai	FPSO	Change in expected earnings of the vessel	Level 3	Value in use using a discounted cash flow valuation	36,096
The following table summarizes the significant unobservable inputs used in the Level 3 fair value measurement of the principle asset within the Itajai Joint Venture:

Period	Vessel	Segment	Period of Projected Cash Flows (years)	Growth Rate(1) (%)	Discount Rate (%)	Sensitivity Analysis - Increase in impairment expense due to 0.5% increase in discount rate (in million USD)
Q4 2021	Cidade de Itajai	FPSO	6.1 - 11.1	1.50 -14.50	9.01	2.0
(1)The growth rates indicated in the table above are the implicit rates used in the discounted cash flow valuations, however, cash flows have been adjusted for contractual revenues and expected offhire due to repairs and maintenance or drydocking.

The following tables presents summarized financial information assuming a 100% ownership interest in the Partnership’s equity-accounted investments.

	December 31, 2021			December 31, 2020
	Libra Joint Venture	Itajai Joint Venture	Total	Libra Joint Venture	Itajai Joint Venture	Total
	$	$	$	$	$	$
Current assets	119,700	31,210	150,910	123,576	29,605	153,181
Non-current assets	719,339	191,680	911,019	765,239	278,113	1,043,352
Current liabilities	82,515	21,489	104,004	83,028	43,681	126,709
Non-current liabilities	482,986	1	482,987	567,474	18,888	586,362
Net assets	273,538	201,400	474,938	238,313	245,149	483,462
Ownership interest	50%	50%	50%	50%	50%	50%
Equity-accounted investments	136,769	100,700	237,469	119,157	122,575	241,731
Cash and cash equivalents	9,311	6,717	16,028	8,450	10,396	18,846
Current financial liabilities(1)	64,146	15,297	79,443	66,223	35,533	101,756
Non-current financial liabilities(1)	420,414	—	420,414	495,861	18,546	514,407

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
(1)Excludes provisions, trade and other payables.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2021	2021	2021	2020	2020	2020	2019	2019	2019
	Libra Joint Venture	Itajai Joint Venture	Total	Libra Joint Venture	Itajai Joint Venture	Total	Libra Joint Venture	Itajai Joint Venture	Total
	$	$	$	$	$	$	$	$	$
Revenues	180,796	82,754	263,550	181,734	82,170	263,904	181,172	84,275	265,447
Depreciation and amortization	(44,099)	(19,109)	(63,208)	(48,408)	(16,419)	(64,827)	(47,282)	(16,371)	(63,653)
Interest expense	(15,234)	(1,595)	(16,829)	(20,493)	(8,373)	(28,866)	(34,798)	(6,938)	(41,736)
Interest income	199	1,219	1,418	83	170	253	203	—	203
Income tax (expense) benefit	(612)	(356)	(968)	(100)	(534)	(634)	(166)	(330)	(496)
Net income (loss) and other comprehensive income (loss)	90,046	(39,922)	50,124	43,882	27,960	71,842	34,686	32,850	67,536
Ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%
Equity-accounted income (loss)	45,023	(19,961)	25,062	21,941	13,980	35,921	17,343	16,425	33,768
Dividends received by the Partnership	29,055	4,373	33,428	27,492	2,250	29,742	15,405	2,250	17,655

The Partnership's investment in equity-accounted investments and its interest in the net income of its equity-accounted investments are included in the Partnership's FPSO segment.
13.Goodwill
The Partnership has identified the Shuttle Tanker segment as the group of cash generating units to which the Partnership's goodwill relates.
The carrying amount of goodwill for the Shuttle Tanker segment was $127.1 million as at December 31, 2021 and 2020. The Partnership conducted its annual goodwill impairment evaluation during 2021 and 2020, and concluded that no impairment had occurred as the recoverable amount, based on the fair value less cost of disposal using a discounted cash flow model incorporating significant unobservable inputs, exceeded the carrying amount of goodwill. The estimates regarding the expected future cash flows and discount rates are Level 3 fair value inputs based on various assumptions including existing contracts, future vessel redeployment rates, financial forecasts and industry trends. The Partnership has not previously recorded any impairment expense related to the carrying amount of goodwill for the shuttle tanker segment.
The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent the Partnership's assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

	2021	2020
Discount rate	7.29%	6.73%
Exit multiple	8.0	8.0
Discount rate
The discount rate is a post-tax measure, with a possible debt leveraging of 70% for 2021 (2020 - 70%) estimated based on the observed leveraging within the industry and the long-term target leverage of the Partnership, at market interest rates of 4.2% for 2021 (2020 - 3.9%).
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

	2021	2020
Discount rate	3.98%	3.23%
Exit multiple	(1.6)	(1.7)

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
14.Accounts Payable and Other

	December 31, 2021	December 31, 2020
	$	$
Current
Accounts payable	36,954	46,022
Accrued liabilities(1)	132,797	127,541
Provisions(4)	9,598	7,522
Deferred revenues(2)	55,617	91,392
Lease liabilities(3)	14,331	13,818
Total current	249,297	286,295
Non-current
Deferred revenues(2)	358	11,616
Lease liabilities(3)	11,129	22,010
Provisions(4)	3,404	60,179
Decommissioning liability(5)	33,309	33,901
Other	1,053	965
Total non-current	49,253	128,671
(1)See Note 15 for additional information.
(2)See Note 17 for additional information.
(3)See Notes 9 and 27 for additional information.
(4)See Note 16 for additional information.
(5)Decommissioning liability relates to the Partnership’s requirement to remove the sub-sea mooring and riser system associated with the Randgrid FSO unit and restore the environment surrounding the facility. The liability represents the estimated cost to remove this equipment and restore the environment and takes into account the estimated timing of the cost to be incurred in future periods. The liability for the year ended December 31, 2021 was determined using a risk-free rate between 0.6% and 1.0% (December 31, 2020 - 0.3% and 0.4%) and an inflation rate of 2.5% (December 31, 2020 - 2.5%).
15.Accrued Liabilities

	December 31, 2021	December 31, 2020
	$	$
Interest including interest rate swaps	27,554	34,595
Payroll and benefits	40,020	44,167
Audit, legal and other general expenses	16,446	16,383
Voyage and vessel expenses	46,139	31,107
Income and other tax payable	2,638	1,289
	132,797	127,541
16.Provisions and Contingencies

	December 31, 2021	December 31, 2020
	$	$
Opening balance at beginning of year	67,701	67,906
Additional provisions recognized	152	12,033
Reduction arising from payments / derecognition	(54,851)	(12,238)
Closing balance at end of year	13,002	67,701
Occasionally the Partnership has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Certain of these claims have been assessed by the Partnership as having a remote possibility of any outflow from settlement and are therefore not included in the disclosures below. In addition to the claims described below, as at December 31, 2021, approximately $4.7 million has been accrued by the Partnership and its subsidiaries relating to other various legal claims.
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. claiming $186.2 million plus interest, damages and costs. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single-purpose subsidiary that was a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred. Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. are disputing this claim. The original estimate of the potential damages for the cancellation of the Stavanger Spirit newbuilding contract was based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset in 2016, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain.
The Partnership's original estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract was based upon estimates of a number of factors, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single-purpose subsidiary that was a party to the Nantong Spirit newbuilding contract. During June 2017, Logitel Offshore Rig III LLC, the single-purpose subsidiary relating to the Nantong Spirit, received a claim from COSCO for $51.9 million for the unpaid balance for work completed, cancellation costs and damages, and during the third quarter of 2017, COSCO commenced arbitration against Logitel Offshore Rig III LLC. Logitel Offshore Rig III LLC is disputing this claim.
As at December 31, 2021, pursuant to the level of maturity in settlement discussions held with COSCO, the Partnership has released $49.3 million of accrued provisions relating to these claims. As at December 31, 2021, the Partnership's subsidiaries have accrued $8.3 million in the aggregate related to the above COSCO claims related to Logitel.
b)During 2019, certain entities and individuals, which together claim to hold approximately 5,000,000 of the Partnership’s common units, filed complaints in the United States District Court for the Southern District of New York naming as defendants the Partnership, the general partner, current and former members of the board of directors of the general partner, certain senior management of the Partnership, Brookfield and Brookfield Asset Management Inc. In October 2019, a joint stipulation was filed by the plaintiffs to consolidate the separate complaints. The plaintiffs purported to assert claims on behalf of a class of holders of the Partnership’s common units in relation to Brookfield’s unsolicited non-binding proposal, made in May 2019, pursuant to which Brookfield would acquire all of the Partnership’s issued and outstanding common units that Brookfield did not already own in exchange for $1.05 in cash per common unit. On October 1, 2019, the Partnership entered into an agreement with Brookfield to acquire by merger all of the outstanding publicly held common units not already held by Brookfield in exchange for $1.55 in cash per common unit (or, as an alternative, other equity consideration) and on January 22, 2020, Brookfield completed the merger of all of the outstanding publicly held and listed common units representing the Partnership's limited partner interests held by parties other than Brookfield (see Note 22 for additional information). On January 28, 2020, the same plaintiffs filed an amended complaint in which the plaintiffs purport to allege further claims in respect of the merger process and the ultimate agreed consideration of $1.55 in cash per common unit or alternative equity consideration.
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
On October 29, 2020, one of the lead plaintiffs filed, unsolicited, a notice of voluntary dismissal, effectively withdrawing its particular claim. On March 25, 2021, the court awarded a dismissal against all parties, with the exception of the Partnership. The case isl now proceeding to trial. The Partnership intends to proceed with an application for summary judgment, which will not occur until the fourth quarter of 2022 at the earliest.

17.Contracts in Progress
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

	December 31, 2021	December 31, 2020
	$	$
Contract assets
Current	24,916	18,958
Non-current	37,597	48,288
	62,513	67,246
Contract liabilities
Current	55,617	91,392
Non-current	358	11,616
	55,975	103,008

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
During the year ended December 31, 2021, the Partnership recognized revenue of $85.6 million, which was included in contract liabilities on December 31, 2020.
Contract Costs
In certain cases, the Partnership incurs pre-operational costs that relate directly to a specific customer contract and that generate or enhance resources of the Partnership to satisfy future performance obligations, and where such costs are expected to be recovered via the customer contract. These costs include costs incurred to mobilize an offshore asset to an oil field, pre-operational costs incurred to prepare for commencement of operations of an offshore asset or costs incurred to reposition a vessel to a location where a charterer will take delivery of the vessel. In certain cases, the Partnership will need to make judgments about whether costs relate directly to a specific customer contract and whether costs were factored into the pricing of a customer contract and thus expected to be recovered. Such deferred costs are amortized into direct operating costs over the duration of the customer contract. Amortization of such costs for the Partnership for the years ended December 31, 2021, 2020 and 2019 were $19.3 million, $21.4 million and $20.9 million, respectively.

The balances of assets recognized from the costs to fulfill a contract with a customer classified as other assets, split between current and non-current portions, on the Partnership's consolidated statements of financial position, by main category, excluding balances in the Partnership’s equity-accounted investments, are as follows:

	December 31, 2021	December 31, 2020
	$	$
Pre-operational costs	2,803	7,750
Offshore asset mobilization costs	8,978	21,509
Vessel repositioning costs	10,583	11,565
	22,364	40,824
18.Other Financial Liabilities

	December 31, 2021	December 31, 2020
	$	$
Current
Derivative instruments	23,688	189,647
Obligations relating to leases(1)	10,991	8,839
Other	—	499
Total current	34,679	198,985
Non-current
Derivative instruments	541	13,950
Obligations relating to leases(1)	188,117	130,400
Total non-current	188,658	144,350
(1)See Notes 11 and 27 for additional information. The financing liability accrued interest at a fixed rate of 5.5% until the related newbuilding vessels were delivered to the Partnership during the first quarter of 2021, after which they accrue interest at a variable rate of LIBOR plus 2.85%.

Derivative Financial Instruments
The Partnership’s activities expose it to a variety of financial risks, including liquidity risk, interest rate risk, foreign currency risk and credit risk. The Partnership selectively uses derivative financial instruments to manage certain of these risks.
The aggregate amount of the Partnership's derivative financial instrument positions is as follows:

	December 31, 2021		December 31, 2020
	Financial Asset	Financial Liability	Financial Asset	Financial Liability
	$	$	$	$
Interest rate swaps	—	23,470	—	203,597
Foreign currency forward contracts	325	758	6,497	—
Total	325	24,228	6,497	203,597
Total current	325	23,688	6,497	189,647
Total non-current	—	541	—	13,950
Interest Rate Risk
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, any of its interest rate swaps held during the years ended December 31, 2021, 2020 and 2019 as hedges of variable rate debt. Certain of the Partnership's interest rate swaps are secured by vessels.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
As at December 31, 2021, the Partnership and its consolidated subsidiaries were committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability)(1) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(2)
U.S. Dollar-denominated interest rate swaps(3)(4)(5)	LIBOR	152,903	(6,715)	0.55	2.6%
U.S. Dollar-denominated interest rate swaps(6)(7)(8)	LIBOR	388,745	(16,755)	0.75	2.5%
		541,648	(23,470)
(1)Excludes accrued interest of $1.8 million.
(2)Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2021, ranged between 1.1% and 6.5%.
(3)Notional amount remains constant over the term of the swap, unless the swap is partially terminated.
(4)Includes one interest rate swap, which as at December 31, 2021, had a total current notional amount of $100.0 million and a total fair value liability of $1.3 million. This interest rate swap is due to terminate in the third quarter of 2022.
(5)Includes one interest rate swap, which as at December 31, 2021, had a total current notional amount of $52.9 million and a total fair value liability of $5.9 million. This interest rate swap includes mandatory termination provisions which terminate this interest rate swap in the first quarter of 2022.
(6)Principal amount reduces quarterly or semi-annually.
(7)Includes one interest rate swap, which as at December 31, 2021, had a total current notional amount of $78.0 million and a total fair value liability of $11.2 million. This interest rate swap includes mandatory termination provisions which terminate this interest rate swap in the first quarter of 2022.
(8)Includes three interest rate swaps, which as at December 31, 2021, had a total current notional amount of $285.3 million and a total fair value liability of $6.0 million. These interest rate swaps include mandatory termination provisions which terminate these interest rate swaps in the second quarter of 2022.

During the year ended December 31, 2021, the effective portion of previously designated and qualifying cash flow hedges recorded in accumulated other comprehensive income during the term of the hedging relationship and reclassified to earnings and reported in interest expense was a gain of $0.8 million (December 31, 2020 - gain of $0.8 million, December 31, 2019 - gain of $0.7 million).
As at December 31, 2021, the Partnership had multiple interest rate swaps and foreign currency forward contracts governed by certain master agreements. The fair value of these derivatives is presented on a gross basis in the Partnership’s consolidated statements of financial position. As at December 31, 2021, these derivatives had an aggregate fair value asset amount of $0.3 million and an aggregate fair value liability amount of $0.8 million (December 31, 2020 - an aggregate fair value asset amount of $6.5 million and an aggregate fair value liability amount of $147.5 million).
Total realized and unrealized gain (loss) on the Partnership's derivative financial instruments that are not designated, for accounting purposes, as hedges are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the consolidated statements of income (loss) for the years ended December 31, 2021, 2020 and 2019 as follows:

	Year Ended December 31,
	2021	2020	2019
	$	$	$
Realized gain (loss) on derivative instruments
Interest rate swaps	(164,216)	(59,143)	(29,185)
Foreign currency forward contracts	6,753	(1,310)	(5,054)
	(157,463)	(60,453)	(34,239)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	180,127	(41,967)	(56,182)
Foreign currency forward contracts	(6,932)	5,921	5,226
Warrants (1)	—	—	50,513
	173,195	(36,046)	(443)
Total realized and unrealized gain (loss) on derivative instruments	15,732	(96,499)	(34,682)
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
On January 22, 2020, Brookfield completed the Merger (see Note 22 for additional information) of all of the outstanding publicly held and listed common units representing the Partnership's limited partner interests held by parties other than Brookfield. As a result of this transaction, and the fact that the exercise price of each of the outstanding Warrants exceeded the cash consideration of $1.55 per common unit, each of the Warrants was automatically canceled and ceased to exist. No consideration was delivered in respect thereof.
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
As at December 31, 2019, Brookfield held all of the 65.5 million Brookfield Warrants.
On January 22, 2020, Brookfield completed the Merger (see Note 22 for additional information) of all of the outstanding publicly held and listed common units representing the Partnership's limited partner interests held by parties other than Brookfield. As a result of this transaction, and the fact that the exercise price of each of the outstanding Brookfield Warrant exceeded the cash consideration of $1.55 per common unit, each of the Brookfield Warrants was automatically canceled and ceased to exist. No consideration was delivered in respect thereof.
As at December 31, 2019, as a result of the pending Merger, the fair value measurement of the Brookfield Warrants using Level 3 unobservable inputs was $nil.
The following table presents the notional amounts underlying the Partnership's derivative financial instruments by term to maturity as at December 31, 2021:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Fair value through profit or loss
Interest rate swaps	541.6	520.0	3.8	3.8	3.8	3.8	6.2
Foreign currency forward contracts	42.0	42.0	—	—	—	—	—
Total	583.6	562.0	3.8	3.8	3.8	3.8	6.2
19.Borrowings

			Weighted average term		Weighted average rate
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	$	$	(years)	(years)	(%)	(%)
Revolving Credit Facilities	308,887	439,600	2.34	3.07	2.70	2.81
Term Loans	1,282,848	1,426,370	4.77	5.51	2.71	2.69
Public Bonds	725,072	726,826	2.40	2.57	8.10	7.53
Non-Public Bonds	179,462	206,870	4.14	5.04	6.18	6.13
Total	2,496,269	2,799,666	3.74	4.33	4.52	4.22
Less: deferred financing costs and other	(32,242)	(39,949)
Total borrowings	2,464,027	2,759,717
Less current portion	(407,274)	(362,079)
Long-term portion	2,056,753	2,397,638

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
Revolving Credit Facilities
As at December 31, 2021, the Partnership had two revolving credit facilities outstanding secured by 12 vessels (December 31, 2020 - two revolving credit facilities outstanding secured by 16 vessels) with a combined carrying value of $566.8 million (December 31, 2020 - $798.0 million), which, as at such date, provided for total borrowings of up to $308.9 million (December 31, 2020 - $439.6 million) and were fully drawn (December 31, 2020 - fully drawn).
Term Loans
As at December 31, 2021, the Partnership had term loans outstanding secured by 23 vessels (December 31, 2020 - secured by 25 vessels) with a combined carrying value of $1.9 billion (December 31, 2020 - $2.1 billion), which, as at such date, provided for total borrowings of $1.3 billion (December 31, 2020 - $1.4 billion). The term loans reduce over time with quarterly or semi-annual payments and have varying maturities through 2034.
In February 2021, the Partnership refinanced an existing term loan relating to the financing of the Petrojarl I FPSO unit. The new facility provides for borrowings of $75.0 million, which reduces over time with monthly payments and matures in February 2024. The interest payments on the new facility are based on LIBOR plus a margin of 3.50% per annum.
Public and Non-Public Bonds
As at December 31, 2021, the Partnership had public bonds outstanding which totaled $725.1 million (December 31, 2020 - $726.8 million). The public bonds have varying maturities through 2025.
As at December 31, 2021, the Partnership had non-public bonds outstanding secured by two vessels (December 31, 2020 - secured by two vessels), with a combined carrying value of $156.9 million (December 31, 2020 - $168.7 million), which, as at such date provided for total borrowings of $179.5 million (December 31, 2020 - $206.9 million). The non-public bonds reduce over time with semi-annual payments and varying maturities through 2027.
In August 2021, a subsidiary of the Partnership entered into an agreement with Brookfield, which involved, among other things, the exchange of $411.3 million in aggregate principal amount of the Partnership's 8.50% Senior Notes due 2023 (or the 8.5% Senior Notes) for newly issued 11.50% Senior Secured PIK Notes due August 2026 of Holdco (or the 11.50% PIK Notes) in an equal aggregate principal amount. See Note 21a for a detailed description of the Brookfield Exchanges.
In December 2021, the Partnership's wholly-owned subsidiary Altera Shuttle Tankers L.L.C. issued $180.0 million in senior unsecured bonds in the Norwegian bond market that mature in December 2025. These bonds will be listed on the Oslo Stock Exchange. The interest payments on the bonds are fixed at a rate of 9.50%. The bonds are non-callable for three years and all distributions by Altera Shuttle Tankers L.L.C. have been suspended for the life of the bonds. These bonds were issued at a discount to par value of 3% and the proceeds plus cash on hand were used to repurchase $181.2 million of the Altera Shuttle Tankers LLC's pre-existing 7.125% senior unsecured $250.0 million bond maturing in August 2022.

As at December 31, 2021, the contractual maturities of the Partnership's borrowings were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Borrowings:
Secured debt - scheduled repayments	1,033.3	247.3	223.6	160.5	126.6	90.4	184.9
Secured debt - repayments on maturity	737.9	92.0	274.6	173.6	—	197.7	—
Bond repayments	725.1	69.4	275.7	200.0	180.0	—	—
Total borrowings	2,496.3	408.7	773.9	534.1	306.6	288.1	184.9
See Note 21 for information regarding the Partnership's borrowings due to related parties.
In addition to the secured vessels discussed above, the Partnership's loan agreements typically includes customary security provisions including assignment of insurance and earnings, pledged in favor of our lenders. As at December 31, 2021, the Partnership's pledged accounts consisted of $75.6 million in Cash and cash equivalents ($100.1 million - December 31, 2020), $59.7 million in Financial assets (current and non-current) ($48.8 million - December 31, 2020), $118.5 million in Accounts and other receivable, net (current and non-current) ($202.9 million - December 31, 2020) and $136.8 million in Equity-accounted investments ($119.2 million - December 31, 2020). As at December 31, 2021, the Partnership has obtained guarantee arrangements with certain financial institutions which in the event of default provide for $28.6 million of guarantee coverage ($21.6 million - December 31, 2020). The Partnership is currently in compliance with all covenant requirements of its revolving credit facilities, term loans and bonds.
20.Income Taxes
Income taxes are recognized for the amount of taxes payable by the Partnership’s subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The significant components of the Partnership’s deferred tax assets and liabilities as at December 31, 2021 and 2020, are as follows:

	December 31, 2021	December 31, 2020
	$	$
Tax losses carried forward	—	5,153
Other timing differences	(700)	(700)
Total net deferred tax assets (liabilities)	(700)	4,453
Reflected in the statement of financial position as follows:
Deferred tax assets	—	5,153
Deferred tax liabilities	700	700
Net deferred tax assets (liabilities)	(700)	4,453

The recognition of the deferred tax assets is based on the expectation that sufficient taxable income will be available through future taxable income supported by forecast.
The net deferred tax assets (liabilities) movements are as follows:

	December 31, 2021	December 31, 2020
	$	$
Opening net deferred tax assets (liabilities) balance at beginning of year	4,453	3,867
Deferred income tax (expense) benefit	(5,006)	804
Other	(147)	(218)
Closing net deferred tax assets (liabilities) balance at end of year	(700)	4,453

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

	December 31, 2021	December 31, 2020
	$	$
One year from reporting date	—	92
Two years from reporting date	—	122
Three years from reporting date	—	162
After three years from reporting date	103,579	108,788
Do not expire	188,771	153,573
Total	292,350	262,737

The major components of income tax expense for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Current income tax (expense) benefit	(4,603)	(6,543)	(4,666)
Deferred income tax (expense) benefit:
Origination and reversal of temporary differences	193,486	2,889	(1,035)
Benefit (expense) arising from previously unrecognized (derecognized) tax assets	(198,492)	(2,085)	(2,126)
Total deferred income taxes	(5,006)	804	(3,161)
Income tax (expense) benefit	(9,609)	(5,739)	(7,827)

The Partnership operates in countries that have differing tax laws and rates. Consequently, a consolidated weighted average tax rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates. The below reconciliation has been

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
prepared using a composite statutory-rate for jurisdictions where the Partnership’s subsidiaries operate:

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Income (loss) before income tax (expense) benefit	(126,841)	(340,424)	(151,240)
Net income (loss) not subject to taxes	(6,194)	(155,010)	(194,675)
Net income (loss) subject to taxes	(120,647)	(185,414)	43,435
Applicable statutory tax rate	14%	1%	11%
Net income (loss) subject to taxes at applicable statutory tax rates	(16,801)	(1,222)	4,885
Permanent differences	(29,345)	2,219	(1,976)
Adjustments related to currency differences	147	172	(360)
Derecognition of deferred tax assets and other	55,608	4,570	5,278
Tax expense (benefit) related to current year	9,609	5,739	7,827

The unrecognized tax benefits movements are as follows:

	December 31, 2021	December 31, 2020
	$	$
Opening unrecognized tax benefits balance at beginning of year	262,737	232,186
Increases for positions related to the current year	29,613	30,551
Closing unrecognized tax benefits balance at end of year	292,350	262,737
21.Related Party Transactions
The key management personnel that are principally responsible for the operations of the Partnership are as follows:

Name	Position
Ingvild Sæther	President and Chief Executive Officer, Altera Infrastructure Group Ltd.
Jan Rune Steinsland	Chief Financial Officer, Altera Infrastructure Group Ltd.
Duncan Donaldson	General Counsel, Altera Infrastructure Group Ltd.
For the years ended December 31, 2021, 2020 and 2019 the total compensation expenses of these three key management personnel of the Partnership are as follows:

	Salary $	Bonus $	Pension Benefits $	Other Benefits $	Total Compensation $
2021	1,585	1,788	93	70	3,536
2020	1,317	1,570	88	88	3,063
2019	1,218	595	81	146	2,040
The Partnership is a party to the following transactions with related parties:
a)On August 27, 2021, a wholly owned subsidiary of the Partnership, Altera Infrastructure Holdings L.L.C., as issuer, and the Partnership, as parent guarantor, entered into an agreement to exchange an aggregate of $699.3 million of indebtedness in the Partnership with interest rates ranging from 5.00% to 11.50% and with maturities ranging from 2022 to 2024 (the Brookfield Exchanges). The exchanges included $415.2 million in aggregate principal amount of the 8.50% Senior Notes, $236.9 million in aggregate principal amount of loans relating to an unsecured revolving credit facility provided by Brookfield, which was due to mature in October 2024, $30.0 million in aggregate principal amount of loans relating to an unsecured revolving credit facility provided by Brookfield, which was due to mature in February 2022, and $17.2 million in aggregate principal amount of loans relating to an unsecured revolving credit facility provided by Brookfield, which was due to mature in July 2022, in each case for newly issued 11.50% Senior Secured PIK Notes due August 2026 in an equal aggregate principal amount. As at December 31, 2021, the Partnership has accrued a total of $27.7 million of PIK interest, increasing the principal amount of the 11.50% PIK Notes in an amount equal to the interest. Any outstanding principal balances are due on the maturity date.
On July 2, 2018, the Partnership issued, in a U.S. private placement, a total of $700.0 million senior unsecured bonds due in July 2023. The interest payments on the bonds were fixed at a rate 8.50% (see Note 19 for additional information). Brookfield purchased $500.0 million of these bonds and as at the date of the Brookfield Exchanges, August 27, 2021, Brookfield held $411.3 million of these bonds (December 31, 2020 - $411.3 million). As part of the Brookfield Exchanges, Altera Infrastructure Holdings L.L.C. issued to Brookfield additional 11.50% PIK Notes in an aggregate principal amount equal to the $4.0 million then accrued and unpaid interest under the exchanged 8.50% Senior Notes. Consistent with the Partnership’s new accounting policy election in August 2021, these notes have been retrospectively reclassified from Borrowings (non-current) to Due to related parties (non-current) on the Partnership's consolidated statements of financial position. Please refer to Note 2i for additional information.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
As of August 27, 2021, the date of the Brookfield Exchanges, the Partnership had an undrawn balance of $nil (December 31, 2020 - $nil) relating to an unsecured revolving credit facility provided by Brookfield, which had previously provided for borrowings of up to $225.0 million and matured on October 31, 2024. The interest payments on the facility were based on LIBOR plus a margin of 5.00%. The facility provided the Partnership the option to defer interest payments of up to $25.0 million until maturity. As at August 27, 2021, the Partnership had deferred a total of $11.9 million of interest payments, which deferred interest was exchanged for the issuance to Brookfield as part of the Brookfield Exchanges of additional 11.50% PIK Notes with an aggregate principal amount of $11.9 million. The Partnership had previously determined that, as the interest rate under the revolving credit facility was deemed to be at below market terms, Brookfield was acting in its capacity as an equity owner and the Partnership recorded a $37.1 million decrease in the carrying value of the facility, which was classified as an equity contribution in the Partnership's consolidated statements of changes in equity during the year ended December 31, 2020. As a result of the Brookfield Exchanges, the Partnership determined that the 11.50% PIK Notes were issued at fair value and therefore the then-remaining unamortized discount of $28.0 million was recorded as a loss through Gain (loss) on modification of financial liabilities, net on the Partnership’s consolidated statements of income (loss) during the year ended December 31, 2021.
Prior to the Brookfield Exchanges, during the year ended December 31, 2021, the Partnership entered into an unsecured revolving credit facility provided by Brookfield, which had previously provided for borrowings of up to $30.0 million and as at the date of the Brookfield Exchanges, August 27, 2021, was fully drawn. The interest payments on the facility were based on LIBOR plus a margin of 5.00% and the facility matured in February 2022. Any outstanding principal balances were due on the maturity date. During the year ended December 31, 2021, the Partnership determined that the interest rate under the facility was deemed to be at below market terms and therefore, Brookfield was acting in its capacity as an equity owner. The Partnership recorded a $1.3 million decrease in the carrying value of the facility, which was classified as an equity contribution in the Partnership's consolidated statements of changes in equity during the year ended December 31, 2021. As a result of the Brookfield Exchanges, the Partnership determined that the 11.50% PIK Notes were issued at fair value and therefore the then-remaining unamortized discount of $0.5 million was recorded as a loss through Gain (loss) on modification of financial liabilities, net on the Partnership’s consolidated statements of income (loss) during the year ended December 31, 2021.
Prior to the Brookfield Exchanges, during the year ended December 31, 2021, a subsidiary of the Partnership entered into an unsecured revolving credit facility provided by Brookfield, which had previously provided for borrowings of up to $17.0 million and as at the date of the Brookfield Exchanges, August 27, 2021, was fully drawn. Borrowings under the facility bore interest solely in kind at a rate of 11.50% per annum. The facility had a maturity date of July 2022. Any outstanding principal balances were due on the maturity date. As part of the Brookfield Exchanges, Holdco issued to Brookfield additional 11.50% PIK Notes with an aggregate principal amount of $0.2 million, equal to the then accrued and unpaid interest under the term loan facility.
b)On December 14, 2021, a wholly owned subsidiary of the Partnership, Altera Shuttle Tankers L.L.C., entered into an agreement with Brookfield to issue $70.0 million aggregate principal amount unsecured PIK notes (or the 12.50% PIK Notes), which contemporaneously discharged the then-existing $70.0 million unsecured revolving credit facility which was fully drawn, accrued interest at a rate equal to LIBOR plus a margin of 5.00% and was due to mature in February 2022. Interest under the 12.50% Notes is payable in kind at a fixed rate of 12.50% and the facility matures in June 2026. The 12.50% PIK Notes are to be listed on The International Stock Exchange. Additional 12.50% PIK Notes may only be issued to satisfy the interest payable under the notes. As at December 31, 2021, the Partnership has accrued a total of $0.5 million of PIK interest, increasing the outstanding principal amount of the 12.50% PIK Notes in an amount equal to the interest. Any outstanding principal balances are due on the maturity date.
During the year ended December 31, 2021, the Partnership determined that the interest rate under the $70.0 million revolving credit facility described above was deemed to be at below market terms and therefore, Brookfield was acting in its capacity as an equity owner. The Partnership recorded a $0.6 million decrease in the carrying value of the facility, which was classified as an equity contribution in the Partnership's consolidated statements of changes in equity during the year ended December 31, 2021.
As at December 31, 2021, the contractual maturities of the Partnership's borrowings due to related parties were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Borrowings due to related parties:
11.50% Senior Secured PIK notes	727.0	—	—	—	—	727.0	—
12.50% Unsecured PIK notes	70.5	—	—	—	—	70.5	—
Total borrowings due to related parties	797.5	—	—	—	—	797.5	—
As at December 31, 2021, the Partnership was in compliance with the covenant requirements of these facilities.
The Partnership also reimburses its general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. Effective May 8, 2019, Teekay Corporation and its wholly-owned subsidiaries were no longer related parties of the Partnership. During the period prior to May 8, 2019, two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation. The Partnership's related party transactions recognized in the

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
consolidated statements of income (loss) were as follows for the periods indicated:

	Year Ended December 31,
	2021 $	2020 $	2019 $
Revenues(1)	9,414	8,079	42,628
Direct operating costs(2)	—	—	(2,535)
General and administrative expenses(3)	(1,119)	(1,134)	(8,811)
Depreciation and amortization	(209)	(209)	—
Interest expense(4)(5)(6)	(69,695)	(43,831)	(46,101)
Realized and unrealized gain (loss) on derivative instruments(7)	—	—	49,832
Gain (loss) on modification of financial liabilities, net(8)	(28,517)	—	(1,949)
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
(4)Includes interest expense of $22.8 million for the year ended December 31, 2021 (December 31, 2020 - $35.0 million, December 31, 2019 - $38.5 million), incurred on a portion of five-year senior unsecured bonds held by Brookfield (see Note 21a for additional information).
(5)Includes interest expense of $10.9 million for the year ended December 31, 2021 (December 31, 2020 - $7.3 million, December 31, 2019 - $8.3 million) and a net interest accretion expense of $7.7 million for the year ended December 31, 2021 (December 31, 2020 - a net interest accretion expense of $1.4 million, December 31, 2019 - interest accretion income of $0.6 million) incurred on the unsecured revolving credit facility provided by Brookfield and, prior to May 8,2019, Teekay Corporation (see Note 21a for additional information).
(6)Includes interest expense of $27.7 million incurred on the 11.50% PIK Notes for the year ended December 31, 2021 (December 31, 2020 - $nil, December 31, 2019 - $nil) and interest expense of $0.5 million incurred on the 12.50% PIK Notes for the year ended December 31, 2021 (December 31, 2020 - $nil, December 31, 2019 - $nil). See Notes 21a and b for additional information.
(7)Relates to unrealized gain (loss) on warrants held by Brookfield and Teekay Corporation prior to May 8, 2019 (see Note 18 for additional information).
(8)Relates to a loss on refinancing of an unsecured revolving credit facility provided by Brookfield of $28.5 million during the year ended December 31, 2021 (December 31, 2020 - $nil, December 31, 2019 - $1.9 million). See Note 21a additional information.

As at December 31, 2021, the carrying value of amounts due from related parties totaled $1.0 million (December 31, 2020 - $10.0 million). As at December 31, 2021, the carrying value of amounts due to related parties totaled $797.4 million (December 31, 2020 - $622.0 million) and consisted only of11.50% PIK Notes and 12.50% PIK Notes issued to Brookfield (see Notes 21a and b).
22.Equity
As at December 31, 2021, the Partnership's capital structure was comprised of three classes of partnership units; Class A common units, Class B common units and preferred limited partnership units, in addition to the general partnership interest. The Partnership may issue additional securities at any time and from time to time for such consideration and on such terms and conditions as the General Partner shall determine, without the approval of any Limited Partners.
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
At December 31, 2021, Brookfield held 100% of the Class B Common Units, representing 98.7% of the outstanding common units and 100% of the general partner interest. All of the Partnership's Class A Common Units, representing 1.3% of the Partnership’s outstanding common units, were held by entities other than Brookfield and its affiliates. At December 31, 2021, all of the Partnership’s outstanding 7.25% Series A Cumulative Redeemable Preferred Units (or the Series A Preferred Units), 8.50% Series B Cumulative Redeemable Preferred Units (or the Series B Preferred Units) and 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series E Preferred Units and, together with the Series A Preferred Units and the Series B Preferred Units, the Preferred Units) were held by entities other than Brookfield and its affiliates.
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
Series A, B and E Preferred Units
In April 2013, the Partnership issued 6.0 million Series A Preferred Units in a public offering with an aggregate redemption amount of $150.0 million, for net proceeds of $144.8 million. Pursuant to the partnership agreement, distributions on the Series A Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. At any time on or after April 30, 2018, the Series A Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. These units are listed on the New York Stock Exchange under the symbol "ALIN PR A".
In April 2015, the Partnership issued 5.0 million Series B Preferred Units in a public offering with an aggregate redemption amount of $125.0 million, for net proceeds of $120.8 million. Pursuant to the partnership agreement, distributions on the Series B Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. At any time on or after April 20, 2020, the Series B Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. These units are listed on the New York Stock Exchange under the symbol "ALIN PR B".
In January 2018, the Partnership issued 4.8 million Series E Preferred Units in a public offering for net proceeds of $116.0 million. Pursuant to the partnership agreement, distributions on the Series E Preferred Units to preferred unitholders are cumulative from the date of original issue, payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. Distributions are payable on the Series E Preferred Units (i) from and including the original issue date to, but excluding, February 15, 2025 at a fixed rate equal to 8.875% per annum of the stated liquidation preference of $25.00 per unit and (ii) from and including February 15, 2025, at a floating rate equal to three-month LIBOR plus 6.407%. These units are listed on the New York Stock Exchange under the symbol "ALIN PR E".
In September 2020, the Partnership announced that it intended to repurchase certain of its outstanding Series A, B and E Preferred Units. As at December 31, 2020, the Partnership had repurchased 123,467 of the Series A Preferred Units, 89,981 of the Series B Preferred Units and 96,977

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
of the Series E Preferred units, for a total cash payment of $6.2 million that resulted in a net gain on repurchase of $1.6 million, which was recorded in the Partnership's Consolidated Statement of Changes in Equity as an equity contribution to the Class A and Class B common unitholders, as well as the general partner. As at December 31, 2021, the Partnership had additionally repurchased 956 of the Series B Preferred Units at an average price of $21.98 per unit, thus completing the repurchase program.
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
The weighted average number of total common units were as follows for the periods indicated:

	Year Ended December 31,
	2021	2020	2019
Weighted average number of total common units	411,148,991	411,148,991	410,727,035
Preferred Unit Distributions
The distributions payable or paid on the preferred units for the year ended December 31, 2021 were $15.8 million (December 31, 2020 - $32.1 million; December 31, 2019 - $32.2 million), and the amount of cumulative preference dividends that has not been recognized for the year ended December 31, 2021 were $15.8 million (December 31, 2020 - $nil; December 31, 2019 - $nil).
In July 2021, the Partnership suspended the payment of quarterly cash distributions on its outstanding Preferred Units, commencing with the distributions payable with respect to the period of May 15, 2021 to August 14, 2021. All distributions on the Preferred Units will continue to accrue and must be paid in full before distributions to Class A and Class B common unitholders can be made. No distributions on the Preferred Units will be permitted without noteholder consent while the newly issued 11.50% PIK Notes issued in the Brookfield Exchanges remain outstanding (see Note 21a).
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
23.Non-Wholly Owned Subsidiaries
The following tables present the assets and liabilities from the Partnership’s investments in non-wholly owned subsidiaries as at December 31, 2021 and 2020, as well as of revenues, net income, other comprehensive income and distributions for the years ended December 31, 2021, 2020 and 2019:

	December 31, 2021	December 31, 2020
	$	$
Current assets	7,967	38,902
Non-current assets	40,284	48,960
Current liabilities	6,568	44,109

	Year Ended December 31,
	2021	2020	2019
	$	$	$
Revenues	22,410	47,050	55,655
Net income (loss) and other comprehensive income (loss)	(10,830)	(12,759)	(15,106)
Distributions paid to non-controlling interests	(10,605)	(4,750)	(3,636)
The Partnership's investments in non-wholly owned subsidiaries are in its shuttle tanker and FSO segments. See Note 2d i) for further details.
24.Revenues
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
Partnership's revenues relate to services transferred over a period of time. During the year ended December 31, 2021, the Partnership also generated revenues from the operation of VOC systems on certain of the Partnership’s shuttle tankers, and from the management of two FPSO units (December 31, 2020 - three FPSO units and one FSO unit, December 31, 2019 - three FPSO units, one FSO unit and two shuttle tankers) on behalf of the disponent owners or charterers of these assets.
The following tables contain the Partnership’s revenue for the years ended December 31, 2021, 2020 and 2019, by contract type and by segment:

Year Ended December 31, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	145,461	—	—	—	—	—	145,461
CoAs	—	85,190	—	—	—	—	85,190
Time charters	—	96,196	32,323	—	—	(487)	128,032
Bareboat charters	—	—	—	—	—	—	—
Voyage charters	—	—	—	—	79,913	(8,821)	71,092
Management fees and other	150,274	14,417	1,843	895	221	761	168,411
	295,735	195,803	34,166	895	80,134	(8,547)	598,186
Other revenues
FPSO contracts	194,143	—	—	—	—	—	194,143
CoAs	—	121,872	—	—	—	—	121,872
Time charters	—	160,767	39,966	—	—	—	200,733
Bareboat charters	—	9,604	1,273	—	—	—	10,877
Voyage charters	—	25,449	—	—	—	—	25,449
	194,143	317,692	41,239	—	—	—	553,074
Total revenues	489,878	513,495	75,405	895	80,134	(8,547)	1,151,260
(1) Includes revenues earned between segments of the Partnership, during the year ended December 31, 2021

Year Ended December 31, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	156,804	—	—	—	—	—	156,804
CoAs	—	83,676	—	—	—	—	83,676
Time charters	—	92,066	25,566	—	—	—	117,632
Bareboat charters	—	—	—	—	—	—	—
Voyage charters	—	1,637	—	—	45,851	(5,564)	41,924
Management fees and other	134,019	7,118	4,153	1,828	140	—	147,258
	290,823	184,497	29,719	1,828	45,991	(5,564)	547,294
Other revenues
FPSO contracts	192,474	—	—	—	—	—	192,474
CoAs	—	145,804	—	—	—	—	145,804
Time charters	—	152,866	71,052	—	—	—	223,918
Bareboat charters	—	21,679	13,096	—	—	—	34,775
Voyage charters	—	37,845	—	—	—	—	37,845
	192,474	358,194	84,148	—	—	—	634,816
Total revenues	483,297	542,691	113,867	1,828	45,991	(5,564)	1,182,110
(1) Includes revenues earned between segments of the Partnership, during the year ended December 31, 2020.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
During the year ended December 31, 2021, the Partnership recorded finance income of $4.5 million on its investment in finance leases (December 31, 2020 - $3.4 million, December 31, 2019 - $0.4 million).
As at December 31, 2021, the minimum lease payments receivable under the Partnership's finance leases approximated $63.4 million (December 31, 2020 - $76.2 million), including unearned income of $11.8 million (December 31, 2020 - $16.3 million). As at December 31, 2021, future scheduled payments under the finance leases to be received by the Partnership were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Finance leases	63.4	12.8	12.1	11.5	11.5	11.5	4.0

c)Operating leases
As at December 31, 2021, the carrying amount of the Partnership's vessels and equipment subject to operating leases in which the Partnership is a lessor was $2.5 billion (December 31, 2020 - $2.7 billion). As at December 31, 2021, the undiscounted contractual earnings receivable of the Partnership’s operating leases by expected period of receipt were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Operating leases	1,827.8	544.5	252.2	174.0	149.9	146.6	560.6

25.Direct Operating Costs
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of revenues. The following table lists direct operating costs for the years ended December 31, 2021, 2020 and

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
2019 by nature:

	Year Ended December 31,
	2021	2020	2019
	$	$	$
Voyage expenses(1)	133,179	113,618	132,556
Operating expenses	275,258	268,999	229,400
Charter hire	10,995	18,325	33,202
Compensation	235,148	226,850	211,533
Total	654,580	627,792	606,691
(1)Expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
26.Segment Information

For the year ended December 31, 2021, the Partnership's operations were organized into five (December 31, 2020 - five, December 31, 2019 - six, including the Conventional segment) operating segments: FPSO, Shuttle Tanker, FSO, UMS and Towage. During the three months ended March 31, 2019, the Partnership redelivered its two in-chartered conventional tankers to their owners and ceased operations in the conventional tanker segment.
These operating segments are regularly reviewed by the Partnership's CODM for the purpose of allocating resources to the segment and to assess its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is Adjusted EBITDA, which is calculated as net income (loss) before interest expense, interest income, income tax expense, and depreciation and amortization, adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps, as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense; realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; and equity-accounted income (loss). Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenues and expenses of its equity-accounted investments. Consequently, the cash flow generated by the Partnership’s equity-accounted investments may not be available for use by the Partnership in the period that such cash flows are generated.
Adjusted EBITDA is also used by external users of the Partnership's consolidated financial statements, such as investors and the Partnership’s controlling unitholder.
The following tables include the results for the Partnership’s reportable segments for the periods presented in these consolidated financial statements:

Year Ended December 31, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations(4)	Total
Revenues	489,878	513,495	75,405	895	80,134	(8,547)	1,151,260
Direct operating costs	(279,677)	(245,753)	(30,292)	(3,069)	(67,632)	(28,157)	(654,580)
General and administrative(1)	(30,521)	(30,180)	(4,360)	(5,252)	(2,346)	31,889	(40,770)
Adjusted EBITDA from equity-accounted investments(2)	95,880	—	—	—	—	—	95,880
Adjusted EBITDA attributable to non-controlling interests	—	162	9	—	—	—	171
Adjusted EBITDA	275,560	237,724	40,762	(7,426)	10,156	(4,815)	551,961

Year Ended December 31, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations(4)	Total
Revenues	483,297	542,691	113,867	1,828	45,991	(5,564)	1,182,110
Direct operating costs	(266,299)	(237,165)	(45,448)	(5,810)	(45,636)	(27,434)	(627,792)
General and administrative(1)	(39,753)	(17,942)	(8,459)	(3,564)	(7,640)	32,998	(44,360)
Realized loss on foreign currency forward contracts	—	(2,405)	—	—	—	1,095	(1,310)
Adjusted EBITDA from equity-accounted investments(2)	101,352	—	—	—	—	—	101,352
Adjusted EBITDA attributable to non-controlling interests	—	(10,988)	311	—	—	—	(10,677)
Adjusted EBITDA(3)	278,597	274,191	60,271	(7,546)	(7,285)	1,095	599,323

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Year Ended December 31, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Segment	Corporate/Eliminations(4)	Total
Revenues	477,596	549,587	140,117	2,940	74,726	7,972	—	1,252,938
Direct operating costs	(230,012)	(230,946)	(40,457)	(1,292)	(68,013)	(9,304)	(26,667)	(606,691)
General and administrative(1)	(44,701)	(22,267)	(6,946)	(6,100)	(1,475)	(104)	26,666	(54,927)
Realized loss on foreign currency forward contracts	—	(2,574)	—	—	—	—	(2,480)	(5,054)
Adjusted EBITDA from equity-accounted investments(2)	98,294	—	—	—	—	—	—	98,294
Adjusted EBITDA attributable to non-controlling interests	—	(10,861)	(500)	—	—	—	—	(11,361)
Adjusted EBITDA(3)	301,177	282,939	92,214	(4,452)	5,238	(1,436)	(2,481)	673,199
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)Adjusted EBITDA from equity-accounted investments represents the Partnership's proportionate share of Adjusted EBITDA from equity-accounted vessels.
(3)The 2020 and 2019 comparative information has been restated as a result of the Partnership's modification of its cost allocations between its operating segments. The modifications have been deemed to not be material for all operating segments and all periods presented. Refer to Note 2x) for further information.
(4)Includes revenues earned and direct operating costs incurred between segments of the Partnership of $9.2 million and $9.2 million, respectively, for the year ended December 31, 2021 (December 31, 2020 - $5.5 million and $5.6 million, respectively, December 31, 2019 - $nil and $nil, respectively)

The following table includes reconciliations of Adjusted EBITDA to net income (loss) for the periods presented in these consolidated financial statements:

	Year Ended December 31,
	2021	2020	2019
	$	$	$
Adjusted EBITDA	551,961	599,323	673,199
Depreciation and amortization(1)	(313,120)	(316,317)	(358,474)
Interest expense(2)	(206,176)	(192,723)	(205,667)
Interest income	91	2,770	5,111
Expenses and gains (losses) relating to equity-accounted investments(3)	(70,818)	(65,431)	(64,526)
Impairment expense, net(4)	(116,420)	(268,612)	(187,680)
Gain (loss) on dispositions, net(5)	10,502	3,411	12,548
Realized and unrealized gain (loss) on derivative instruments(6)	15,732	(95,189)	(29,628)
Foreign currency exchange gain (loss)	(825)	(7,861)	2,193
Gain (loss) on modification of financial liabilities, net	(45,920)	—	(8,332)
Other income (expenses), net	48,323	(10,472)	(1,345)
Adjusted EBITDA attributable to non-controlling interests	(171)	10,677	11,361
Income (loss) before income tax (expense) benefit	(126,841)	(340,424)	(151,240)
Income tax (expense) benefit
Current	(4,603)	(6,543)	(4,666)
Deferred	(5,006)	804	(3,161)
Net income (loss)	(136,450)	(346,163)	(159,067)
(1)Depreciation and amortization by segment for the year ended December 31, 2021 is as follows: FPSO $92.2 million, Shuttle Tanker $172.7 million, FSO $25.2 million, UMS $2.3 million and Towage $17.8 million (December 31, 2020 - FPSO $93.7 million, Shuttle Tanker $162.9 million, FSO $38.0 million, UMS $2.3 million and Towage $17.9 million; December 31, 2019 - FPSO $109.9 million, Shuttle Tanker $184.1 million, FSO $43.3 million, UMS $3.4 million and Towage $17.8 million).
(2)Interest expense by segment for the year ended December 31, 2021 is as follows: FPSO $24.4 million, Shuttle Tanker $81.6 million, FSO $2.4 million, UMS $0.7 million, Towage $5.2 million and Corporate/Eliminations $91.9 million (December 31, 2020 - FPSO $35.7 million, Shuttle Tanker $71.2 million, FSO $6.7 million, UMS $1.2 million, Towage $7.2 million and Corporate/Eliminations $70.7 million; December 31, 2019 - FPSO $48.1 million, Shuttle Tanker $66.9 million, FSO $8.6 million, UMS $2.2 million, Towage $10.8 million, Corporate/Eliminations $69.1 million).
(3)Includes depreciation and amortization, interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and income tax (expense) benefit relating to equity-accounted investments. The sum of (a) Adjusted EBITDA from equity-accounted investments and (b) expenses and gains (losses) relating to equity-accounted investments from this table equals the amount of equity-accounted income (loss) included on the Partnership's consolidated statements of income (loss).
(4)Impairment expense, net by segment for the year ended December 31, 2021 is as follows: FPSO $116.4 million (December 31, 2020 - FPSO $156.7 million, Shuttle Tanker $35.3 million, FSO $53.7 million and Towage $22.9 million; December 31, 2019 - FPSO $136.6 million, Shuttle Tanker $15.3 million and UMS $35.7 million). (See Note 10 for additional information).

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
(5)Gain (loss) on dispositions, net by segment for the year ended December 31, 2021 is as follows: Shuttle Tanker $3.6 million and FSO $6.9 million (December 31, 2020 - FPSO $(0.1) million, Shuttle Tanker $(1.9) million and FSO $5.4 million, December 31, 2019 - Shuttle Tanker $1.3 million and FSO $11.2 million). (See Note 7 for additional information).
(6)Excludes the realized loss on foreign currency forward contracts for the years ended December 31, 2020 and December 31, 2019.

Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including equity-accounted investments, attributable to each segment.
A reconciliation of the Partnership's asset by reportable operating segment as at December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
	$	$
FPSO segment	963,625	1,221,316
Shuttle tanker segment	2,093,467	2,115,080
FSO segment	198,703	244,507
UMS segment	58,900	100,254
Towage segment	308,621	303,302
Conventional tanker segment	—	—
Corporate/Other
Cash and cash equivalents and restricted cash	255,756	369,123
Other assets	5,652	32,049
Total assets	3,884,724	4,385,631

Revenues from External Customers
The table below summarize the Partnership's segment revenue by geography based on the operating location of the Partnership's assets for the years ended December 31, 2021, 2020 and 2019:

Year Ended December 31, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (2)	Total
Revenues from contracts with customers
Norway(1)	144,743	110,809	23,098	895	—	274	279,819
Brazil(1)	40,358	34,233	—	—	—	—	74,591
Netherlands	—	—	—	—	80,134	(8,821)	71,313
Canada	—	49,150	—	—	—	—	49,150
United Kingdom(1)	110,634	—	—	—	—	—	110,634
Other	—	1,611	11,068	—	—	—	12,679
Total revenues from contracts with customers	295,735	195,803	34,166	895	80,134	(8,547)	598,186
Other revenues
Norway(1)	153,448	170,165	27,276	—	—	—	350,889
Brazil(1)	36,298	65,757	—	—	—	—	102,055
Canada	—	60,216	—	—	—	—	60,216
United Kingdom(1)	4,397	—	—	—	—	—	4,397
Other	—	21,554	13,963	—	—	—	35,517
Total other revenues	194,143	317,692	41,239	—	—	—	553,074
Total revenues	489,878	513,495	75,405	895	80,134	(8,547)	1,151,260
(1)Reference to Norway, the United Kingdom and Brazil are to income from activities occurring on the Norwegian, United Kingdom and Brazilian continental shelves respectively.
(2)    Includes revenues earned between segments of the Partnership, during the year ended December 31, 2021.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Year Ended December 31, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (2)	Total
Revenues from contracts with customers
Norway(1)	120,032	109,413	17,088	1,828	—	—	248,361
Brazil(1)	48,484	25,578	—	—	—	—	74,062
Netherlands	—	—	—	—	45,991	(5,564)	40,427
Canada	—	48,097	—	—	—	—	48,097
United Kingdom(1)	122,307	1,409	—	—	—	—	123,716
Australia	—	—	5,157	—	—	—	5,157
Other	—	—	7,474	—	—	—	7,474
Total revenues from contracts with customers	290,823	184,497	29,719	1,828	45,991	(5,564)	547,294
Other revenues
Norway(1)	146,938	178,866	64,638	—	—	—	390,442
Brazil(1)	39,750	76,116	—	—	—	—	115,866
Canada	—	62,269	—	—	—	—	62,269
United Kingdom(1)	5,786	3,098	5,353	—	—	—	14,237
Australia	—	—	483	—	—	—	483
Other	—	37,845	13,674	—	—	—	51,519
Total other revenues	192,474	358,194	84,148	—	—	—	634,816
Total revenues	483,297	542,691	113,867	1,828	45,991	(5,564)	1,182,110
(1)Reference to Norway, the United Kingdom and Brazil are to income from activities occurring on the Norwegian, United Kingdom and Brazilian continental shelves respectively.
(2)    Includes revenues earned between segments of the Partnership, during the year ended December 31, 2020.

Year Ended December 31, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Segment	Total
Revenues from contracts with customers
Norway(1)	153,483	124,512	28,131	2,940	—	—	309,066
Brazil(1)	56,221	30,907	—	—	—	—	87,128
Netherlands	—	—	—	—	74,726	—	74,726
Canada	—	43,123	—	—	—	—	43,123
United Kingdom(1)	54,164	10,762	—	—	—	—	64,926
Australia	—	—	14,137	—	—	—	14,137
Other	—	—	8,015	—	—	7,972	15,987
Total revenues from contracts with customers	263,868	209,304	50,283	2,940	74,726	7,972	609,093
Other revenues
Norway(1)	136,186	156,065	67,533	—	—	—	359,784
Brazil(1)	64,903	86,220	—	—	—	—	151,123
Canada	—	54,053	—	—	—	—	54,053
United Kingdom(1)	12,639	25,172	5,681	—	—	—	43,492
Australia	—	—	3,276	—	—	—	3,276
Other	—	18,773	13,344	—	—	—	32,117
Total other revenues	213,728	340,283	89,834	—	—	—	643,845
Total revenues	477,596	549,587	140,117	2,940	74,726	7,972	1,252,938
(1)Reference to Norway, the United Kingdom and Brazil are to income from activities occurring on the Norwegian, United Kingdom and Brazilian continental shelves respectively.

For the year ended December 31, 2021, the Partnership recognized $nil of revenues relating to lease income from variable lease payments not dependent on an index or rate (December 31, 2020 - $0.1 million, December 31, 2019 - $1.8 million).

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Partnership’s consolidated revenues during the periods presented:

(U.S. Dollars in millions, except percentages)	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Royal Dutch Shell Plc (1)	$349.2 or 30%	$319.4 or 27%	$311.3 or 25%
BP Plc (1)	$173.0 or 15%	$162.1 or 14%	—(3)
Equinor ASA (2)	$119.7 or 10%	$143.3 or 12%	$170.8 or 14%
(1)Shuttle tanker and FPSO segments.
(2)Shuttle tanker and FSO segments.
(3)Percentage of consolidated revenue was less than 10%.

Non-current Assets
The tables below summarize the Partnership's non-current assets by geography as at December 31, 2021 and 2020:

December 31, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Other	Total
Norway	482,441	1,171,584	135,029	58,368	—	8,690	1,856,112
Brazil	367,477	406,665	—	—	—	1,622	775,764
Netherlands	—	—	—	—	277,567	—	277,567
Canada	—	365,608	—	—	—	—	365,608
United Kingdom	31,204	38,402	—	—	—	—	69,606
Other	—	29,037	50,446	—	—	—	79,483
Total non-current assets(1)	881,122	2,011,296	185,475	58,368	277,567	10,312	3,424,140

December 31, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Other	Total
Norway	560,469	1,145,344	157,221	59,806	—	—	1,922,840
Brazil	443,559	385,621	—	—	—	—	829,180
Netherlands	—	—	—	—	288,823	—	288,823
Canada	—	357,237	—	—	—	—	357,237
United Kingdom	111,832	60,542	—	—	—	—	172,374
Other	—	32,353	56,490	—	—	—	88,843
Total non-current assets(1)	1,115,860	1,981,097	213,711	59,806	288,823	—	3,659,297
(1)Excludes financial instruments and deferred tax assets.
27.Supplemental Cash Flow Information

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Interest paid	163,830	174,827	204,074
Income taxes paid	3,950	7,368	4,859

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
The changes in non-cash working capital items related to operating activities for the years ended December 31, 2021, 2020 and 2019 are as follows:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Accounts and other receivable, net	95,176	(2,155)	(62,287)
Other assets	(14,225)	7,869	6,362
Accounts payable and other	13,309	(8,268)	71,736
Due from (to) related parties	(6,971)	(10,317)	(2,470)
Changes in non-cash working capital, net	87,289	(12,871)	13,341

The following table presents the change in the balance of borrowings arising from financing activities as at December 31, 2021, 2020 and 2019:

	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Opening balance of borrowings at beginning of year	2,759,717	2,760,887	2,622,743
Cash flows related to borrowings	(310,780)	(24,947)	61,336
Non-cash changes:
Deferred financing costs amortization	15,768	13,943	15,483
Reclass from related parties(1)	—	12,365	51,375
Other	(678)	(2,531)	9,950
Closing balance of borrowings at end of year	2,464,027	2,759,717	2,760,887
(1)Relates to the sale of 8.50% Senior Notes held by Brookfield to non-related parties during the years ended December 31, 2020 and 2019. See Note 2i for additional information.

The following table presents the change in the balance of obligations related to leases arising from financing activities as at December 31, 2021, 2020 and 2019:

	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Opening balance of obligations relating to leases at beginning of year	139,239	21,544	—
Cash flows related to obligations relating to leases	59,481	117,696	21,547
Non-cash changes:
Other	388	(1)	(3)
Closing balance of obligations relating to leases at end of year(1)	199,108	139,239	21,544
(1)See Note 18 for additional information.

The following table presents the change in the balance of borrowings from related parties arising from financing activities as at December 31, 2021, 2020 and 2019:

	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Opening balance of borrowings from related parties at beginning of year	622,014	461,435	620,075
Cash flows related to borrowings from related parties	117,000	205,000	(105,000)
Non-cash changes:
Changes in fair value	26,590	(37,060)	1,949
Funding working capital requirements	(16,119)	(385)	(3,571)
Other financing costs(1)	47,791	5,350	—
Reclass to borrowings(2)	—	(12,365)	(51,375)
Other	156	39	(643)
Closing balance of borrowings from related parties at end of year	797,432	622,014	461,435
(1)Includes deferred interest payments, accretion income, and PIK interest on borrowings from related parties.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
(2)Relates to the sale of 8.50% Senior Notes held by Brookfield to non-related parties during the years ended December 31, 2021 and 2019. See Note 2i for additional information.

The following table presents the change in the balance of lease liabilities arising from financing activities as at December 31, 2021, 2020 and 2019:

	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Opening balance of lease liabilities at beginning of year	35,828	67,985	20,201
Cash flows related to lease liabilities	(14,506)	(20,332)	(14,695)
Non-cash changes:
Additions	4,190	757	63,349
Dispositions	—	(15,074)	(1,854)
Other	(52)	2,492	984
Closing balance of lease liabilities at end of year(1)	25,460	35,828	67,985
(1)See Note 14 for additional information.

28.Financial Risk Management
The Partnership recognizes that financial risk management is an integral part of a strong management practice.
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

	December 31, 2021	December 31, 2020
	$	$
Borrowings	2,464,027	2,759,717
Obligations relating to leases	199,108	139,239
Due to related parties(1)	797,432	622,014
Less:
Cash and cash equivalents	190,942	235,734
Restricted cash	64,815	133,389
Net debt	3,204,810	3,151,847
Total equity	100,678	244,899
Total equity and net debt	3,305,488	3,396,746
Net debt to capitalization ratio	97%	93%
(1)Includes borrowings from related parties. Refer to Note 19.

The Partnership manages its debt exposure by financing its operations with non-recourse borrowings in subsidiaries of the Partnership, ensuring a diversity of funding sources as well as managing its maturity profile. The Partnership also borrows in U.S. Dollars in order to mitigate its currency risk.
As disclosed in Note 19, the Partnership has various credit facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of debt service coverage ratios, vessel values to drawn principal balance ratios and minimum liquidity requirements. The Partnership does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirements.
b.Liquidity risk management
The Partnership maintains sufficient financial liquidity to be able to meet its ongoing operating requirements. The Partnership's primary liquidity needs for the next twelve months are to pay existing committed capital expenditures, to pay scheduled debt repayments, to pay debt service costs, to pay direct operating costs and dry-docking expenditures, to fund general working capital requirements, to settle claims and potential claims against the Partnership and to manage its working capital deficit.
For further information on the Partnership's contractual obligations, including a maturity analysis, please refer to Notes 9, 11, 18 and 19. See Note 2b for the Partnership’s assessment of its ability to meet these obligations for at least the one-year period to December 31, 2022.
c.Market risk

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
As at December 31, 2021, the Partnership had outstanding floating-rate debt balance of $1.6 billion (December 31, 2020 - $1.8 billion) and an outstanding notional balance of $0.5 billion (December 31, 2020 - $1.2 billion) of interest rate swaps. A 10 basis point decrease in the Partnership’s interest rates is expected to increase future cash flows by $1.0 million (December 31, 2020 - $0.7 million).
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
For further information on the financial instruments held by the Partnership that are subject to interest rate risk, including borrowings and derivative instruments, please refer to Note 3, which includes the fair values of the interest rate risk sensitive financial instruments, and Notes 18 and 19, which include the expected cash flows from the interest rate risk sensitive financial instruments.
Foreign currency risk management
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The net income impact to the Partnership of foreign currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the Partnership's functional currency. However, the Partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The Partnership enters into foreign currency forward contracts to mitigate the impact from movements in foreign exchange rates against the U.S. dollar. The following tables set out the Partnership's currency exposure of financial instruments as at December 31, 2021 and 2020:

(in thousands of U.S. Dollars)	December 31, 2021
	USD	NOK	AUD	GBP	CAD	EUR	BRL	Other	Total
Financial assets
Current assets	297,763	19,349	—	14,084	3,918	—	3,647	2,661	341,422
Non-current assets	89,018	718	—	—	—	—	—	—	89,736
Total	386,781	20,067	—	14,084	3,918	—	3,647	2,661	431,158
Financial liabilities
Current liabilities	479,493	—	4,701	—	4,782	3,208	719	335	493,238
Non-current liabilities	3,047,747	5,649	3	—	55	—	517	—	3,053,971
Total	3,527,240	5,649	4,704	—	4,837	3,208	1,236	335	3,547,209

(in thousands of U.S. Dollars)	December 31, 2020
	USD	NOK	AUD	GBP	CAD	EUR	BRL	Other	Total
Financial assets
Current assets	470,906	31,940	123	48,068	8,914	1,651	3,536	4,672	569,810
Non-current assets	87,274	737	—	—	—	—	—	—	88,011
Total	558,180	32,677	123	48,068	8,914	1,651	3,536	4,672	657,821
Financial liabilities
Current liabilities	608,783	9,815	10,985	4,174	—	2,324	419	530	637,030
Non-current liabilities	3,159,205	5,043	—	3,548	192	541	914	443	3,169,886
Total	3,767,988	14,858	10,985	7,722	192	2,865	1,333	973	3,806,916

The Partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the United States dollar is summarized below:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(in thousands of U.S. Dollars)	December 31, 2021
	10% decrease	10% increase
Norwegian Krone	(1,442)	1,442
British Pound	(1,408)	1,408
Other	409	(409)

(in thousands of U.S. Dollars)	December 31, 2020
	10% decrease	10% increase
Norwegian Krone	(1,782)	1,782
British Pound	(4,035)	4,035
Other	(255)	255

Commodity price risk management
The Partnership is exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain CoAs. The Partnership may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at December 31, 2021, the Partnership was not committed to any bunker fuel swap contracts.
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
Based on no experience of past default of the Partnership's debtors and no expectations of future losses as a result of default, the Partnership has determined its credit risk to be low. For the purposes of credit risk, the Partnership has applied a definition to the term default as an assessment that a counterparty is unlikely to pay, as well as an amount outstanding from a counterparty which is 90 days past due. As at December 31, 2021, the Partnership recorded an ECL of $0.6 million (December 31, 2020 - $1.4 million).

29.Gain (Loss) on Modification of Financial Liabilities, Net
The table below summarizes the Partnership's gain (loss) on modification of financial liabilities, net for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
	$	$	$
Gain (loss) on modification of financial liabilities, net(1)(2)	(45,920)	—	(8,332)
Total gain (loss) on modification of financial liabilities, net	(45,920)	—	(8,332)
(1)During the year ended December 31, 2021, the Partnership recognized a loss on modification of financial liabilities of $45.9 million due to the substantial modification of certain unsecured revolving credit facilities provided by Brookfield (see Note 21a) and refinancing activities related to the $180.0 million unsecured bonds issued in December 2021 (see Note 19).
(2)During the year ended December 31, 2019, the Partnership recognized a loss on modification of financial liabilities of $8.3 million mainly due to the modification of the $450.0 million shuttle revolver and an unsecured revolving credit facility with Brookfield.

30.Other Income (Expenses), Net
The table below summarizes the Partnership's other income (expenses), net for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
	$	$	$
Restructuring costs(1)(2)	(1,928)	(9,994)	(119)
Other, net(3)(4)	50,251	(478)	(1,226)
Total other income (expenses), net	48,323	(10,472)	(1,345)

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)
(1)During the year ended December 31, 2021, the Partnership recognized restructuring costs of $1.9 million, primarily due severance costs associated with certain vessels coming off contract.
(2)During the year ended December 31, 2020, the Partnership recognized restructuring costs of $10.0 million primarily related to severance costs from the contract termination of the Dampier Spirit FSO unit and severance costs associated with the transition of administrative services from Teekay Corporation to the Partnership.
(3)During the year ended December 31, 2021, the Partnership released an accrual related to claims related to Logitel from COSCO of $49.3 million (see Note 16a).
(4)During the year ended December 31, 2021, the Partnership released a provision of $0.8 million related to its ECL (see Note 2p).

31.Subsequent Events
a.In January 2022, a wholly owned subsidiary of the Partnership, Altera Infrastructure Holdings L.L.C., entered into a revolving credit facility provided by Brookfield. The borrowings available under the revolving credit facility are $32.0 million and mature in June 2022. The interest payments on the facility are based on a fixed rate of 10.00% per annum, with interest payable on March 31, 2022 and June 15, 2022.
b.In January 2022, the Partnership agreed with Enauta to extend the Petrojarl I contract by one year, from May 2023 to May 2024, with an option to extend for an additional year through May 2025.

c.In February 2022, the Partnership amended an existing term loan relating to the financing of the Arendal Spirit UMS unit. As at December 31, 2021, this term loan had an outstanding balance of $25.7 million and matured in February 2022. Following the amendment, this term loan had an outstanding balance of $8.5 million and matures in February 2023. The interest payments on the amended facility are based on LIBOR plus a margin of 2.0% per annum.

d.In February 2022, the Partnership signed a FEED agreement with Equinor for redeployment of the Petrojarl Knarr FPSO unit on the Rosebank field.

e.In February 2022, the Partnership signed an agreement with Energean Isreal Ltd. to redeploy the Arendal Spirit UMS on a 100 day firm contract with extension options.

f.In February 2022, the Partnership entered into an agreement to sell the Petrojarl Varg FPSO unit to an energy company for re-use as a production facility as part of a new field development opportunity. The Partnership expects the sale to complete in March 2022.

g.Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, and other countries have announced sanctions against Russia. While it is difficult to anticipate the potential for any indirect impact the sanctions announced to date may have on the Partnership's business and the Partnership, any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, such as restrictions on oil shipments from Russia, could lead to increased volatility in global oil demand which, could have a material adverse impact on the Partnership's business, results of operations and financial condition.